Form 20-F
period 2007-12-31
WuXi PharmaTech (Cayman) Inc.
filed 2008-06-16
CIK 1403132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to             .

Commission file number: [001-            ]

WuXi PharmaTech (Cayman) Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

288 Fute Zhong Road Waigaoqiao Free Trade Zone Shanghai 200131

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing eight ordinary shares, par value $0.02 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 492,226,776

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☒  Item 18

WuXi PharmaTech (Cayman) Inc.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•

“we,” “us,” “our company” and “our” refer to WuXi PharmaTech (Cayman) Inc., or WuXi, and its consolidated subsidiaries, WuXi AppTec (BVI) Inc., formerly named WuXi PharmaTech (BVI) Inc., or WXAT BVI, WuXi AppTec Co., Ltd., formerly named WuXi PharmaTech Co., Ltd., or WXAT, WuXi AppTec (Shanghai) Co., Ltd., formerly named Shanghai PharmaTech Co., Ltd., or WASH, Shanghai SynTheAll Pharmaceutical Co., Ltd., or STA, WUXIAPPTEC (Tianjin) Co., Ltd., formerly named Tianjin PharmaTech Co., Ltd., or WATJ, WuXi AppTec (Suzhou) Co., Ltd., formerly named Suzhou PharmaTech Co., Ltd., or WASZ, WuXi AppTec Holding Company, Inc. and WuXi AppTec, Inc., or AppTec.

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	all references to “Renminbi,” or “RMB,” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” or “$” are to the legal currency of the United States;

•	“ordinary shares” refers to our ordinary shares, par value $0.02 per share;

•	“ADSs” refers to our American depositary shares, each of which represents eight ordinary shares;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs; and

•

unless otherwise indicated, all historical share and per-share data contained in this annual report on Form 20-F has been restated to give retroactive effect to a one-for-fifty forward share split that became effective on July 27, 2007.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2005, 2006 and 2007 and audited consolidated balance sheet data as of December 31, 2006 and 2007.

We and certain of our shareholders completed the initial public offering of 15,167,326 ADSs, each representing eight ordinary shares in August 2007. Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “WX.”

In January 2008, we acquired AppTec Laboratory Services, Inc., or AppTec. In this annual report on Form 20-F, when we refer to “WuXi,” we are referring to our company before taking into account the AppTec acquisition. When we refer to our “China-based” business, we are referring to our historical business going forward, before taking into account the AppTec acquisition. When we refer to our “ US-based” business we are referring to AppTec historical business going forward.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report on Form 20-F relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the pharmaceutical, biotechnology and medical device research and development, or R&D, outsourcing industry in China and internationally;

•	our ability to integrate the AppTec acquisition and realize the benefits, if any, from the acquisition;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	competition in the pharmaceutical, biotechnology and medical device R&D outsourcing industry;

•	PRC and United States governmental policies and regulations relating to the pharmaceutical, biotechnology and medical device R&D outsourcing industries; and

•	general economic and business conditions, particularly in China and the United States.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

WuXi Selected Consolidated Financial Data

The following selected consolidated income statement data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from WuXi’s audited consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. WuXi’s selected consolidated income statement data for the year ended December 31, 2004 and selected consolidated balance sheet data as of December 31, 2004 and 2005 were derived from its audited consolidated financial statements that are not included in this annual report on Form 20-F. WuXi’s selected consolidated financial information for the year ended December 31, 2003 was derived from its unaudited consolidated financial statements, which are not included in this annual report on Form 20-F. WuXi prepared the unaudited consolidated financial information on the same basis as its audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of WuXi’s financial position and operating results for the periods presented. You should read the selected consolidated financial data in conjunction with WuXi’s audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” WuXi’s audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States. WuXi’s historical results are not necessarily indicative of our future China-based results.

The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007 and the audited consolidated balance sheets as of December 31, 2006 and 2007 is included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in millions of dollars, except share data)
WuXi Consolidated Income Statement Data:
Net revenues:
Laboratory services	$7.8	$16.4	$29.4	$59.8	$102.4
Manufacturing services	1.9	4.5	4.4	10.1	32.8

Total	9.7	20.9	33.8	69.9	135.2

Cost of revenues:
Laboratory services	(3.7)	(7.9)	(12.8)	(26.5)	(52.4)
Manufacturing services	*	(1.4)	(2.7)	(9.1)	(19.9)

Total	(3.7)	(9.3)	(15.5)	(35.6)	(72.3)

Gross profit	6.0	11.6	18.3	34.3	62.9

Operating expenses:
Selling and marketing expenses	(0.7)	(0.7)	(1.0)	(1.9)	(2.4)
General and administrative expenses	(3.5)	(5.9)	(8.5)	(22.3)	(30.3)

Total	(4.2)	(6.6)	(9.5)	(24.2)	(32.7)

Operating income	1.8	5.0	8.8	10.1	30.2

Other income	*	0.6	0.3	0.5	2.7
Other expenses	*	*	(0.6)	(0.5)	(0.3)
Interest expense	(0.1)	(0.6)	(1.3)	(1.1)	(1.2)
Interest income	*	*	*	0.3	4.0

Income before income taxes	1.7	5.0	7.2	9.3	35.4
Income tax expense	*	(0.7)	(1.1)	(0.4)	(1.5)

Net income(1)	$1.7	$4.3	$6.1	$8.9	$33.9

Basic earnings (loss) per share(2)	$0.01	$0.02	$(0.00)	$(0.15)	$0.07

Diluted earnings (loss) per share(2)	$0.01	$0.02	$(0.00)	$(0.15)	$0.05

Dividends declared per ordinary share	$—	$—	$0.01	$0.02	$—

Dividends declared per preference share	$—	$—	$—	$0.00	$—

*	Less than $50,000.
(1)	Includes share-based compensation charges of $3.1 million in 2005, $8.4 million in 2006 and $10.7 million in 2007, allocated as follows:

	Year Ended December 31,
	2005	2006	2007
	(in millions of dollars)
Cost of revenues	$0.4	$0.5	$2.1
General and administrative expenses	2.7	7.9	8.6

(2)	The following table sets forth the computation of basic and diluted earnings (loss) for the years indicated:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in millions of dollars)
Net income	$1.7	$4.3	$6.1	$8.9	$33.9
Deemed dividend on issuance and repurchase of preference shares	—	—	(4.0)	(24.1)	(7.6)
Deemed dividend for beneficial conversion feature	—	—	(2.2)	(19.2)	—
Dividends on preference shares	—	—	—	(0.7)	—
Amounts allocated to preference shares for participating rights to dividends	—	—	—	—	(4.6)

Income (loss) attributable to holders of ordinary shares—basic	$1.7	$4.3	$(0.1)	$(35.1)	$21.7
Interest expenses from convertible notes	—	—	—	—	1.0
Income allocated to preference shares	—	—	—	—	4.6

Income (loss) attributable to holders of ordinary shares—diluted	$1.7	$4.3	$(0.1)	$(35.1)	$27.3

	As of December 31,
	2003	2004	2005	2006	2007
	(in millions of dollars)
WuXi Consolidated Balance Sheet Data:
Cash and cash equivalents	$2.0	$3.3	$4.9	$9.7	$213.6	(1)
Total current assets	5.8	9.0	14.5	36.7	261.9
Total assets	16.8	28.6	40.9	85.7	343.8
Total current liabilities	6.6	11.7	18.4	30.6	45.6
Total liabilities	11.4	19.0	23.6	37.5	92.4
Mezzanine equity	—	—	6.1	49.1	—
Total shareholders’ equity (deficit)	5.4	9.6	11.2	(0.9)	251.4
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	16.8	28.6	40.9	85.7	343.8

(1)	On January 31, 2008, we used $137.3 million of our cash and cash equivalents in connection with the AppTec acquisition, excluding acquisition-related costs.

AppTec Selected Financial Data

The following selected income statement data for the years ended December 31, 2005, 2006 and 2007, and the selected balance sheet data as of December 31, 2006 and 2007 have been derived from AppTec’s audited financial statements included elsewhere in this annual report on Form 20-F, which have been audited by PricewaterhouseCoopers LLP, independent accountants. You should read this selected financial data in conjunction with AppTec’s audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” AppTec’s audited financial statements are prepared and presented in accordance with U.S. GAAP. AppTec’s historical results are not necessarily indicative of our future U.S.-based results.

	Year Ended December 31,
	2005	2006	2007
	(in millions of dollars)
AppTec Income Statement Data:
Net revenues:
Laboratory services	$19.0	$25.5	$35.0
Manufacturing services	13.7	25.5	35.3

Total	32.7	51.0	70.3

Cost of revenues:
Laboratory services	(11.7)	(15.7)	(21.7)
Manufacturing services	(15.1)	(23.2)	(29.6)

Total	(26.8)	(38.9)	(51.3)

Gross profit	5.9	12.1	19.0

Operating expenses:
Sales and marketing expenses	(3.5)	(4.2)	(5.3)
General and administrative expenses	(5.2)	(6.6)	(8.3)

Total	(8.7)	(10.8)	(13.6)

Operating (loss) income	(2.8)	1.3	5.4

Other income (expenses)
Interest income	0.1	*	—

Financing (expenses) income:
Interest expense	(0.6)	(0.7)	(0.9)
Amortization of debt issuance costs and debt discount	*	(0.1)	*
Gain on debt extinguishment	0.5	—	—

Total	(0.1)	(0.8)	(0.9)

Income (loss) before income taxes	(2.8)	0.5	4.5
(Benefit) provision for income taxes	*	*	(0.9)

Net income (loss)	$(2.8)	$0.5	$5.4

*	Less than $50,000.

	Year Ended December 31,
	2006		2007
	(in millions of dollars)
AppTec Balance Sheet Data:
Cash and cash equivalents	$	*	$	*
Total current assets		13.6		21.0
Total assets		43.9		53.5
Total current liabilities		13.3		17.4
Total liabilities		21.9		25.9

Mezzanine equity		35.8		38.8
Total stockholders’ deficit		(13.8)		(11.2)
Total liabilities, mezzanine equity and stockholders’ deficit .		43.9		53.5

*	Less than $50,000.

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial information has been derived by the application of pro forma adjustments to the historical consolidated financial statements of WuXi and financial statements of AppTec as of and for the year ended December 31, 2007. WuXi’s historical information has been derived from its audited consolidated financial statements. AppTec’s historical information has been derived from its audited financial statements. The unaudited pro forma condensed combined income statement data gives effect to WuXi’s acquisition of AppTec as if it had been completed on January 1, 2007. The unaudited pro forma condensed combined balance sheet data give effect to the acquisition as if it had been completed on December 31, 2007.

Assumptions underlying the pro forma adjustments necessary to present this selected pro forma condensed combined financial data are described in the accompanying notes appearing in this annual report on Form 20-F, which you should read in conjunction with this selected pro forma condensed combined financial data. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma condensed combined financial data is not necessarily indicative of actual results that would have been achieved had the acquisition occurred on January 1, 2007 and do not purport to indicate future results of operations. The assumptions used in the preparation of the pro forma condensed combined financial data may prove to be incorrect.

The AppTec acquisition will be accounted for using the purchase method as prescribed by Statement of Financial Accounting Standards, or SFAS, No. 141, “Business Combinations,” with intangible assets, if any, to be recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The preliminary allocation of the total purchase price of AppTec’s net tangible and identifiable intangible assets was based on their estimated fair value as of December 31, 2007. The excess of the purchase price over the fair values of the net assets acquired, if any, will be allocated to goodwill. The final purchase price allocation and the resulting effect on operating income may differ from the pro forma amounts presented below.

	Year Ended December 3l, 2007
	WuXi	AppTec	Acquisition Pro Forma Adjustments	Pro Forma
	(in millions of dollars, except share and per share data)
Unaudited Pro Forma Condensed Combined Income Statement Data:
Net revenues:
Laboratory services	$102.4	$35.0	$—	$137.4
Manufacturing services	32.8	35.3	—	68.1

Total	135.2	70.3	—	205.5

Cost of revenues:
Laboratory services	(52.4)	(21.7)	(2.3)	(76.4)
Manufacturing services	(19.9)	(29.6)	(2.0)	(51.5)

Total	(72.3)	(51.3)	(4.3)	(127.9)

Gross profit	62.9	19.0	(4.3)	77.6

Operating expenses:
Selling and marketing expenses	(2.4)	(5.3)	—	(7.7)
General and administrative expenses	(30.3)	(8.3)	—	(38.6)

Total	(32.7)	(13.6)	—	(46.3)

Operating income	30.2	5.4	(4.3)	31.3

	Year Ended December 31, 2007
	WuXi	AppTec	Acquisition Pro Forma Adjustments	Pro Forma
	(in millions of dollars, except share and per share data)
Other income	2.7	—	—	2.7
Other expenses	(0.3)	—	—	(0.3)
Interest expense	(1.2)	(0.9)	—	(2.1)
Interest income	4.0	—	(1.9)	2.1

Income before income taxes	35.4	4.5	(6.2)	33.7
Income tax benefit (expense)	(1.5)	0.9	1.6	1.0

Net income	$33.9	$5.4	$(4.6)	$34.7

Basic earnings per share	$0.07			$0.07

Diluted earnings per share	$0.05			$0.05

Shares used in calculating basic earnings per share	308,050,216		4,120,526	312,170,742

Shares used in calculating diluted earnings per share	515,147,489		4,120,526	519,268,015

	As of December 31, 2007
	WuXi	AppTec		Acquisition Pro Forma Adjustments	Pro Forma
	(in millions of dollars)
Unaudited Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$213.6	$	*	$(141.3)	$72.3
Total current assets	261.9		21.0	(142.0)	140.9
Total assets	343.8		53.5	(8.4)	388.9
Total current liabilities	45.6		17.4	—	63.0
Total liabilities	92.4		25.9	4.0	122.3
Mezzanine equity	—		38.8	(38.8)	—
Total shareholders’ equity (deficit)	251.4		(11.2)	26.4	266.6
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	343.8		53.5	(8.4)	388.9

*	Less than $50,000.

Exchange Rate Information

Our business is primarily conducted in China and all of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders are expressed in U.S. dollars using the then current exchange rates. This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB7.2946 to $1.00 in effect as of December 31, 2007. The noon buying rate as of June 12, 2008 was RMB6.9070 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 3.D., “Key Information—Risk Factors—Risks Relating to China—Fluctuations in exchange rates have resulted and are expected to continue to result in foreign currency exchange losses and negatively impact our profitability.”

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.2702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9845
May	6.9400	6.9725	7.0000	6.9377
June (through June 12, 2008)	6.9070	6.9292	6.9633	6.9070

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Our limited operating history and recent acquisition may make it difficult for you to evaluate our business and future prospects.

We commenced operations and began offering our pharmaceutical and biotechnology R&D outsourcing services in 2001, and in January 2008, we acquired AppTec, which commenced operations in 2001, which expands our services to include biopharmaceutical and medical device testing and biologics-based manufacturing and related services. Accordingly, our operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by industry participants is limited. Our business model evolved significantly with our acquisition of AppTec and continues to evolve in conjunction with the evolution of the pharmaceutical, biotechnology and medical device R&D outsourcing market in China and globally. These circumstances may make it difficult for you to evaluate our business and future prospects, and you should not rely on our past results or our historic growth rate as an indication of our future performance.

A limited number of our customers have accounted and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations and prospects.

WuXi’s three largest customers in 2007, Pfizer Inc, or Pfizer, Merck & Co., Inc., or Merck, and Vertex Pharmaceuticals Incorporated, or Vertex, accounted for 15.0%, 12.2% and 11.2% of our net revenues in 2007, respectively. No other customer accounted for more than 10% of our net revenues in those years. WuXi’s top ten customers, which varied in each of the last three years, accounted for approximately 73%, 69% and 74% of our net revenues in 2005, 2006 and 2007, respectively. Furthermore, we generated substantially all of our total net revenues over the last three years from sales to customers located in the United States. Our existing customers may not continue generating significant revenues for us once our engagements with them conclude and our relationships with them may not present further business opportunities. Due to our customer concentration, any of the following events, among others, may cause material revenue fluctuations or declines and have a material adverse effect on our financial condition, results of operations and prospects:

•	order or contract reduction, delay or cancellation by one or more of our significant customers and our failure to identify additional or replacement customers;

•	decision by one or more of our significant customers to award orders or contracts to our competitors; and

•	one or more of our significant customers substantially reduce the price they are willing to pay for our services and products.

Furthermore, if we fail to build new customer relationships or continue to develop relationships with our existing customers, we may be unable to expand our customer base or maintain or increase our revenues.

A payment failure by any of our large customers could adversely affect our cash flows and profitability.

Historically, we have not experienced any significant bad debt or collection problem, but such problems may arise in the future. The failure of any of our customers to make timely payments could require us to write off accounts receivable or increase provisions made against our accounts receivable, either of which could adversely affect our cash flows and profitability.

The loss of services of our senior management and key scientific personnel could severely disrupt our business and growth.

Our success significantly depends upon the continued service of our senior management and key scientific personnel. In particular, we are highly dependent on Dr. Ge Li, our Chairman and Chief Executive Officer, who has managed our business, operations and sales and marketing activities and maintained personal and direct relationships with our major customers since our inception, as well as Dr. Shuhui Chen, our Chief Scientific Officer, Dr. Suhan Tang, our Chief Manufacturing Officer, Mr. Xiaozhong Liu, our Executive Vice President, and other senior management members and key scientific personnel. The loss of any one of them, in particular Dr. Li, would have a material adverse effect on our business and operations. Although each member of our senior management and key scientific personnel has signed a noncompete agreement with us, we may be unable to successfully enforce these provisions in the event of a dispute. If we lose the services of any senior management members or key scientific personnel, we may be unable to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth.

Our ability to execute projects, maintain, expand or renew existing customer engagements and obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled scientists and mid-level personnel.

Our success largely depends on the R&D efforts of mid-level personnel and their ability to keep pace with continuing changes in drug and medical device R&D technologies and methodologies. In particular, our customers value Western-trained scientists, preferably with large pharmaceutical and/or biotechnology company experience. Our success also depends on the depth and quantity of our scientists and mid-level personnel. Any inability to attract, train, motivate and retain qualified scientists and mid-level personnel, or keep these employees updated and capable of keeping pace with industry changes, may have a material adverse effect on our business, financial condition, results of operations and prospects.

We face challenges in attracting and maintaining a consistent quality standard throughout our employee base at our current growth rate. Our employee base increased from 252 in 2003 to 2,647 in 2007, and further increased by 516 employees with the AppTec acquisition. We expect to significantly increase our employee base in 2008. We compete vigorously with pharmaceutical, biotechnology, medical device and contract research firms and academic and research institutions for qualified and experienced scientists and mid-level personnel, particularly in the areas of chemistry, biology and pharmaceutical manufacturing. To effectively compete, we may be required to offer higher compensation and other benefits which could materially and adversely affect our financial condition and results of operations. We may be unable to hire and retain enough skilled and experienced scientists to replace those who leave. Additionally, we may be unable to redeploy and retrain our professionals to keep pace with technological changes, evolving standards and changing customer preferences.

We face increasingly intense competition. If we do not compete successfully against new and existing competitors, demand for our services and related revenues may decrease and subject us to increasing pricing pressure.

The global pharmaceutical, biotechnology and medical device R&D outsourcing markets are highly competitive, and we expect competition to intensify. We face competition based on several factors, including quality, ability to protect confidential information and intellectual property, timeliness, good manufacturing practices, depth of customer relationship, pricing and geography. We compete with contract research and manufacturing companies and research and academic institutions, typically in particular service areas. For example, we compete with Charles River Laboratories International, Inc., which recently partnered with Shanghai BioExplorer Co., Ltd., in the preclinical services area, and Shanghai ChemPartner Co., Ltd. in the discovery chemistry area. As a result of the AppTec acquisition, we also compete with other companies in the biologics area, including BioReliance Corporation and Lonza Group Ltd. However, we believe that we do not compete with any single company across the breadth of our service offerings. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to offer more complex and sophisticated laboratory and manufacturing services. Several major pharmaceutical, biotechnology and medical device companies have made in-house research investments in China, and we expect this trend to continue. These in-house investments may reduce demand for our services and result in increased competition for qualified personnel.

Some of our larger competitors may have:

•	greater financial, research and other resources;

•	broader scope of services;

•	greater pricing flexibility;

•	more extensive technical capabilities; and

•	greater name recognition.

We also expect increased competition as new companies enter our market and more advanced technologies become available. Our services and expertise may be rendered obsolete or uneconomical by technological advances or new approaches or technologies. Our competitors’ existing or new approaches or technologies they develop may be more effective than those we develop. Furthermore, increased competition exacerbates pricing pressure on our services, which could reduce our margins and profitability.

If we fail to effectively manage our anticipated growth and execute on our growth strategies, our business, financial condition, results of operations and prospects could suffer.

Pursuing our growth strategies, including integrating and expanding our facilities and service offerings to meet our customers’ needs, has resulted in and will continue to result in substantial demands on our management and resources. Managing this growth and our growth strategies will require, among other things:

•	continued enhancement of our drug and medical device R&D capabilities;

•	effective coordination and integration of our research facilities and teams, particularly those located in different or newly opened facilities;

•	successful personnel hiring and training;

•	effective cost controls and sufficient liquidity;

•	effective and efficient financial and management controls;

•	increased marketing and sales support activities;

•	effective quality control; and

•	the ability to manage our various vendors and suppliers and leverage our purchasing power.

Any failure to effectively manage our anticipated growth and execute on growth strategies could adversely affect our business, financial condition, results of operations and prospects.

We may be unable to expand our capacity and scale up our operations as anticipated, possibly resulting in material delay, increased costs and lost business opportunities.

We are engaged in a substantial capacity expansion program. Major projects include the expansion of our Jinshan facility to quadruple its manufacturing capacity that is currently expected to commence operations in late 2008, and the construction of a preclinical drug safety evaluation center with a broad range of toxicology services in Suzhou that we are planning to inaugurate in 2009. These facilities may not be constructed on the anticipated timetable or within budget. Any material delay in bringing these facilities on-line or scaling up operations, or any substantial cost increases to complete them or scale up operations, could materially and adversely affect our financial condition and results of operations, and result in lost business opportunities.

We are making significant capital investments to scale up our services to meet our customers’ needs and, as a result, we depend on the success of our customers’ projects and their continued business.

We are expanding our Jinshan facility primarily to serve the process development and manufacturing needs of Vertex, one of our major customers, related to a single Phase III clinical trial drug candidate. We expect that manufacturing of this drug candidate will occupy a significant portion of the facility’s capacity. Vertex accounted for 11.2% of our net revenues in 2007, and we expect Vertex to continue to be a significant customer for the foreseeable future. As a result, any downturn in Vertex’s business that affects its ability to continue the drug development project we are servicing could disrupt our growth plan and may harm our financial condition. If the FDA does not approve this candidate or if its development is delayed, Vertex may terminate or significantly reduce its orders with us. Consequently, we may be required to reallocate our resources, which could cause delays in our service offerings and result in lower than expected revenues. As we develop our manufacturing services further, we may become more dependent on the success of specific drug candidates that are in development by one or more of our major customers.

We may fail to effectively develop and market new services, which may harm our growth opportunities and prospects, possibly resulting in related losses.

We intend to continue to expand our existing laboratory and manufacturing services and offer new services in preclinical development, formulation and manufacturing areas. In 2007, we began to offer preclinical development services, pharmaceutical development services and clinical trial materials manufacturing. We are currently establishing discovery biology services. To successfully develop and market our new services, we must:

•	accurately assess and meet customer needs and market demands;

•	optimize our drug discovery, development and manufacturing processes as well as medical device development processes to predict and control costs;

•	hire, train and retain proper personnel;

•	provide services in a timely manner;

•	increase customer awareness and acceptance of our services;

•	obtain required regulatory clearances or approvals;

•	compete effectively with other R&D outsourcing providers;

•	price our services competitively; and

•	effectively integrate customer feedback into our business planning.

If we are unable to develop new services and create demand for those newly developed services, or expand our service offerings through acquisitions, our future business, results of operations, financial condition, prospects and cash flows could be materially and adversely affected.

Our acquisition of AppTec and any future acquisitions we undertake may divert our management’s attention and resources and harm our ability to effectively manage our business.

Our recent acquisition of AppTec is part of our strategy to acquire new technologies, businesses and services and create strategic alliances. If we are presented with appropriate opportunities, we may acquire additional businesses that are complementary to our existing business. Our integration of AppTec has required, and will continue to require, significant attention from our management. Future acquisitions will likely present similar challenges. The diversion of our management’s attention and any difficulties encountered in the integration of AppTec could have an adverse effect on the ability to effectively manage our business. Our recent acquisition of AppTec, as well as any future acquisitions, could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. These activities may divert significant management attention from existing business operations.

We may experience difficulties in managing and integrating AppTec’s business and the business of any future acquisitions and may not realize the acquisition’s anticipated benefits.

Realizing the benefits of our acquisition of AppTec will depend in substantial part on the successful integration of technologies, operations and personnel. Prior to the acquisition, WuXi and AppTec operated independently, each with its own operations, corporate culture, employees and systems. We now operate as a combined organization and have begun integrating or utilizing common business, information and communication systems, operating procedures, financial controls and human resource practices, including benefits, training and professional development programs. We face significant challenges integrating the technologies, operations and personnel in a timely and efficient manner. Some of the challenges and difficulties involved in this integration include:

•

demonstrating to customers that the acquisition will not result in adverse changes in client service standards or business focus and assisting customers conduct business successfully with the combined company;

•	coordinating sales and marketing efforts to effectively communicate our capabilities;

•	coordinating and rationalizing commercialization and development activities to enhance introduction of new products and technologies;

•	preserving important customer and supplier relationships of both companies and resolving potential conflicts that may arise;

•	management distraction from the business of the combined company;

•	retaining senior management and key scientific personnel and attracting and retaining other skilled scientists and mid-level personnel;

•	incompatibility of corporate cultures;

•	costs and delays in implementing common systems and procedures;

•	consolidating and rationalizing corporate, information technology and administrative infrastructures;

•	integrating and documenting processes and controls in conformance with the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	operating at multiple sites in the United States and the PRC.

We may experience similar difficulties for any future acquisitions. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenues to offset the costs, expenses related to the acquisitions and potential loss of, or harm to, relationships with employees or customers as a result of our integration of new businesses, any of which could significantly disrupt our ability to manage our business.

As a result of the AppTec acquisition, we are a larger and more geographically diverse organization. The inability to manage successfully the geographically more diverse organization could have a material adverse effect on our operating results.

As a result of the AppTec acquisition, we had approximately 3,172 full-time employees as of May 31, 2008 located in China and the U.S. We will face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. The inability to manage successfully the geographically more diverse organization could have a material adverse effect on our operating results.

There may be unknown risks inherent in our acquisition of AppTec, which could result in a material adverse effect on our business.

Although we have conducted due diligence with respect to our acquisition of AppTec, we may not be aware of all of the risks associated with the acquisition. Any discovery of adverse information concerning AppTec since the acquisition could have a material adverse effect on our business, financial condition and results of operation. While we are entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time consuming or may not be successful at all.

We expect that our overall gross margin may face downward pressure due to the AppTec acquisition, as manufacturing services become an increasingly large component of our service mix, and employee compensation costs rise.

Our overall gross margin has faced downward pressure, decreasing from 54.1% in 2005 to 49.1% in 2006 and 46.5% in 2007, and we expect this trend to continue in the foreseeable future. The expected decline in our gross margin is driven, in part, by the anticipated growth of our manufacturing services segment, which typically has a significantly lower gross margin, as a larger component of our service mix. In 2006 and 2007, our manufacturing services segment accounted for 14.5% and 24.3% of our net revenues, respectively, and we expect it to continue to be a significant revenue contributor in 2008 and beyond as the expansion of our manufacturing services capacity comes online. Employee compensation is also a substantial component of our costs and therefore an important factor in determining our gross profit and margin. We may need to increase wages to remain competitive with the market. Our pricing policies and mechanisms may not completely account for the potential wage increases which could negatively impact our gross margin. Our acquisition of AppTec will apply additional pressure on our overall gross margin, as AppTec’s overall gross margin in 2007 was 27.0%.

Because many of our fee-for-service based contracts are contingent on successful completion and are of a fixed price nature, we may bear financial risk if we do not successfully or timely develop a service or invoke below-cost pricing of our contracts due to competitive pressures or strategic objectives or overrun cost estimates.

A significant portion of our net revenues, including part of our laboratory segment revenues and all of our manufacturing services segment revenues, are based on fee-for-service contracts, which are contingent on successful completion and are often structured as fixed price or fee-for-service with a cap. Therefore, we bear financial risk if we do not successfully or timely develop a product or if we intentionally price our fee-for-service based contracts below our cost estimate or otherwise overrun our cost estimates. We also face pricing pressures from some of our competitors, with whom we often compete for new customers. To capture market share and establish cost competitiveness, we have, in the past, intentionally priced some fee-for-service based contracts below our cost estimate. Below-cost pricing or significant cost overruns could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our customer agreements contain provisions that are against our interests or expose us to potential liability.

Our agreements with our customers generally provide that the customers can terminate the agreements or reduce the scope of services under the agreements with short or no notice. For a majority of our customer agreements, our customers have the unilateral right to terminate for convenience upon prior notice ranging from 30 to 90 days. Although we have not been materially and adversely affected by contract cancellations or modifications in the past, if a customer terminates a contract with us, we are only entitled under the terms of the contract to receive revenue earned until the date of termination. Therefore, cancellation or modification of a large contract or proximate cancellation or modification of multiple contracts could materially and adversely affect our business, financial condition, results of operations and prospects.

In some of our customer agreements, we have assumed indemnification obligations for intellectual property infringement by the customer deliverables that we provide to the extent that we create the infringing aspect of the deliverables. Our liability is usually not capped under these agreements. As a result, if any aspect of customer deliverables that we create infringes a third party’s intellectual property rights, and particularly if such deliverable ultimately becomes a commercially successful product, we could be potentially exposed to substantial liability.

In addition, in some of our customer agreements, we agree, either by ourselves or together with third parties, not to compete with the customer. We are required to seek the customer’s prior written consent before making compounds chemically similar to those made for the customer. For some customers, our noncompete obligation is onerous. For example, we have agreed that, for up to ten years after termination of the agreement, any employee who has worked on the customer’s projects may not work on any other project whereby the knowledge gained from such customer’s projects would be relevant. Complying with these noncompete obligations may restrict our ability to expand certain service offerings, and failure to comply could significantly harm our business and reputation, as well as expose us to liability for breach of contract.

We depend on a limited number of supply sources for several of our service offerings, which, if interrupted, could cause disruption or delay to our services, reduce our sales and force us to use more expensive supply sources.

We depend on a limited number of international sources for our supply of certain reagents and other chemicals required in our product and service offerings, and particularly in connection with our manufacturing services. Disruptions or delays to their continued supply may arise from health problems, export or import restrictions or embargoes, foreign government or economic instability, severe weather conditions, disruptions to the air travel system, contract disputes or other disruptions. If the supply of certain materials were interrupted, our services would be delayed. We also may not be able to secure alternative supply sources in a timely and cost- effective manner. If we are unable to obtain adequate supplies of required materials that meet our standards or at acceptable costs, or at all, our ability to accept and fulfill customer orders in the required quality and quantity and at the required time could be restricted, which in turn could harm our reputation, reduce our sales, cause us to lose market share, force us to use more expensive sources of supply, and ultimately could materially and adversely affect our business, financial condition, results of operations and prospects.

Our principal laboratory and manufacturing facilities may be vulnerable to natural disasters or other unforeseen catastrophic events.

We conduct our primary R&D activities at our headquarters located in the Shanghai Waigaoqiao Free Trade Zone. We also conduct R&D activities at our other three facilities in China, located in the Jinshan area of Shanghai, Tianjin and Suzhou, and at our three United States facilities in St. Paul, Minnesota, Philadelphia, Pennsylvania and Atlanta, Georgia. We depend on these facilities for the continued operation of our business. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, or, as occurred in December 2006, the disruption of sea-floor fiber optical cables due to earthquakes, could significantly impair our ability to operate our business in its ordinary course. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement lead time. The occurrence of any such event could materially and adversely affect our business, financial condition, results of operations and prospects.

If we fail to protect the intellectual property rights of our customers, we may be subject to liability for breach of contract and may suffer damage to our reputation.

Protection of intellectual property associated with drug and medical device R&D services is critical to all our customers. In our business of providing drug and medical device R&D services, our customers generally retain ownership of all associated intellectual property, including those they provide to us and those arising from the services we provided. Our success therefore depends in substantial part on our ability to protect the proprietary rights of our customers. This is particularly important for us because a large part of our operation is based in China, and China, as well as Chinese companies, has not traditionally enforced intellectual property protection to the same extent as the United States. Despite measures we take to protect the intellectual property of our customers or our own, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Any unauthorized disclosure of our customers’ proprietary information could subject us to liability for breach of contract, as well as significant damage to our reputation, which could materially harm our business, financial condition, results of operations and prospects.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our drug and medical device R&D processes involve the use of highly toxic and hazardous materials. Any failure by us to control the use of, restrict adequately the discharge of, or protect our employees from hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. We are subject to national, provincial and local regulations governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury, which could have a material and adverse impact on our business, financial condition, results of operations and prospects.

Any failure by us to satisfy our customers’ audits and inspections could harm our reputation and our business, financial condition, results of operations and prospects.

Our customers routinely audit and inspect our facilities, processes and practices to ensure that our services are meeting their internal standards and the regulatory standards they must meet in the drug and medical device development process. To date, we have passed all such audits and inspections; however, we may not be able to in the future, and any failure to meet these audits or inspections to our customers’ satisfaction could significantly harm our reputation and materially and adversely affect our business, financial condition, results of operations and prospects.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain property insurance policies covering physical damage to or loss of our equipment, facilities, buildings and their improvements, office furniture and inventory, employer’s liability insurance generally covering death or work injury of employees, product liability insurance covering product liability claims arising from the use, consumption or operation of our small molecular compounds and biologics products, public liability insurance covering certain incidents to third parties that occur on or in the premises of the company, and directors and officers liability insurance. We do not maintain key man life insurance on any of our senior management or key personnel. Our insurance coverage, however, may not be sufficient to cover any claim for product liability, damage to our fixed assets or injury to our employees. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to subscribe for such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

The lessor of our temporary Suzhou facilities may not possess the required title certificate. We may be required to vacate these premises, causing a disruption to our operations.

We entered into a lease agreement with a Suzhou-based company for use of temporary preclinical facilities in Suzhou, which lease expires in 2012. The lessor has not obtained the relevant title certificates and therefore is unable to register the lease agreement. In June 2007, we received a letter from the competent authority in charge of the administrative district where our Suzhou facilities are located, which permits our use of the facilities within the lease term. Under Chinese law, our lease agreement may be subject to challenges from third parties, and as a result, we may be required to vacate these premises and relocate our Suzhou facility. If the lease is so terminated, we believe we can secure comparable alternative premises. Since the build-out of the alternative premises and the moving of equipment take time, a relocation may cause disruption to the services that we intend to carry out on the leased facilities.

Our quarterly revenues and operating results may be difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors, including:

•	the commencement, completion or cancellation of large contracts;

•	the progress of ongoing contracts;

•	the delivery schedule of our customers, particularly in relation to our manufacturing services business;

•	changes in the mix of our revenues from our laboratory and manufacturing services, including the portion of services performed on a fee-for-service or FTE basis;

•	the timing of and charges associated with completed acquisitions or other events;

•	changes in the industry operating environment;

•	changes in government policies or regulations or their enforcement; and

•	a downturn in general economic conditions in China, the United States or internationally.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations.

We may need additional capital that we may be unable to obtain in a timely manner or on acceptable terms, or at all.

For us to grow, remain competitive, develop new services and expand our capacity, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by healthcare and related companies; and

•	economic, political and other conditions in China, the United States and elsewhere.

Needed financing may not be available in amounts or on terms acceptable to us, if at all.

Our future capital needs may require us to sell additional equity or debt securities which may result in dilution to our shareholders or introduce covenants which may restrict our operations or our ability to pay dividends.

Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2007 or in the foreseeable future. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we expect to hold a substantial amount of cash and other passive assets, and because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which fluctuates, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see Item 10.E, “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Previously, several material weaknesses and significant deficiencies in WuXi’s internal control over financial reporting were noted. Further, material weaknesses or significant deficiencies have been observed in AppTec’s internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

Prior to our initial public offering, we were a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing WuXi’s consolidated financial statements in connection with our initial public offering, several material weaknesses and significant deficiencies in our internal control over financial reporting were identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. While these material weaknesses and significant deficiencies were remedied, our failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares.

In connection with its audit of AppTec’s financial statements for 2007, AppTec’s independent accountants provided to the AppTec audit committee its observations with respect to AppTec’s internal controls over financial reporting. These observations included: (i) numerous adjusting journal entries were recorded, (ii) the need to strengthen AppTec’s accounting resources, particularly in light of its recent growth, (iii) the need to formally document AppTec’s accounting processes and policies, and (iv) the need to assess AppTec’s Sarbanes-Oxley 404 preparedness given its acquisition by a public company. Certain of these observations are considered to be material weaknesses or significant deficiencies in AppTec’s internal control over financial reporting. Further, additional material weaknesses or significant deficiencies in AppTec’s internal controls may be identified in the future.

Investor confidence and the market price of our ordinary shares may be adversely impacted if we or our independent registered public accounting firm are unable to attest to the adequacy of our internal control over financial reporting in accordance with the requirements of Section 404.

We are subject to provisions of the Sarbanes-Oxley Act. We are required under Section 404 to include a report by management assessing the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal controls are effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion.

Any of these outcomes could result in a loss of investor confidence in the reliability of our audited consolidated financial statements, which could materially and adversely affect the trading price of our ADSs. Furthermore, we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404. Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.

Our equity incentive plans and other similar types of incentive plans are important in order to attract and retain key personnel. We have granted share options in the past pursuant to an informal plan, and adopted a formal equity incentive plan for our employees in July 2007 for future grants. As a result of the issuance of options under these plans, we have in the past and expect in the future to incur share-based compensation expenses. We account for compensation costs for all share options, including share options granted to our directors and employees, using the fair value method and recognize the expense in our consolidated statement of operations in accordance with Statement of Financial Accounting Standard No. 123-R, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated memorandum and articles of association includes provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares, including ordinary shares represented by ADSs, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors authorizes the issuance of preference shares, the market price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

Our directors are divided into three classes with staggered terms of three years each, which means that shareholders can elect or remove only a limited number of our directors in any given year. The length of these terms could present an additional obstacle against the taking of action, such as a merger or other change of control, that could be in the interest of our shareholders.

Restrictions on our operations contained in convertible notes may limit the manner that we may conduct our business, including the payment of dividends to our shareholders.

On February 9, 2007, we issued $40 million in convertible notes to a consortium of investors. As of the date of this annual report on Form 20-F, $35.9 million in convertible notes (includes principal plus accrued interest on the principle amount of the note) are outstanding. These notes contain restrictions on our major corporate actions that may limit the manner in which we conduct our business, including the payment of dividends to our shareholders. For so long as at least 50% of the initial principal amount of all of the notes is outstanding, we may not take any of the following actions without the prior written consent of a majority in interest of the noteholders:

•

redeem any of our equity securities if the amount of such redemptions, when aggregated with all other redemptions of equity securities during the period from the date of the issuance of the notes to the date of such redemption, exceeds $2.5 million;

•	pay, in whole or in part, of any indebtedness for borrowed money, other than all present and future bank and purchase money loans, equipment financings and equipment leasings; or

•

declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment is made in accordance with the terms of the notes.

We are a Cayman Islands company, and you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Moreover, as a non-U.S. company with foreign private issuer status, we have been exempted from, and you are not provided with the benefits of, some of the NYSE corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a foreign private issuer. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and the majority of our assets and a large part of our operations are located outside of the United States. In addition, many of our directors and officers are nationals and/or residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not resident in the United States and the substantial majority of whose assets are located outside of the United States. There is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Risks Related to Our Industry

The outsourcing trend in the preclinical and clinical stages of drug and medical device research and development may decrease, which could slow our growth.

The success of our business depends primarily on the number of contracts and the size of the contracts that we may obtain from pharmaceutical, biotechnology and medical device companies. Over the past several years, our business has benefited from increased levels of outsourcing by pharmaceutical, biotechnology and medical device companies of their drug and medical device R&D activities. While industry analysts expect the outsourcing trend to continue for the next several years, a reversal or slowing of this trend could result in a diminished growth rate in the sales of one or more of our expected growth areas and adversely affect our business, financial condition, results of operations and prospects.

A reduction in R&D budgets at pharmaceutical, biotechnology and medical device companies may result in a reduction or discontinued use of our services, which may adversely affect our business.

Fluctuations in the R&D budgets of pharmaceutical, biotechnology and medical device industry participants could have a significant effect on the demand for our services. R&D budgets fluctuate due to changes in available resources, consolidation of pharmaceutical, biotechnology and medical device companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences R&D expenditures by pharmaceutical, biotechnology and medical device companies.

We may also be adversely affected in future periods by general economic or pharmaceutical, biotechnology and medical device industry downturns. If pharmaceutical, biotechnology and medical device companies discontinue or decrease the use of our services due to factors such as a slowdown in the overall U.S. or global economy, our revenues and earnings could be lower than we currently expect and our revenues may decrease or not grow at historical rates.

Changes in government regulation or in practices relating to the pharmaceutical, biotechnology and medical device industries, including potential healthcare reform could decrease the need for the services we provide.

Governmental agencies throughout the world, particularly in the United States, strictly regulate the drug and medical device R&D process. Our business involves helping pharmaceutical, biotechnology and medical device companies, among others, navigate the regulatory drug approval process. Changes in regulations, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, or an increase in regulatory requirements that we have difficulty satisfying or that make our services less competitive, could eliminate or substantially reduce the demand for our services.

In recent years, the U.S. Congress and state legislatures have considered various types of healthcare reform to control growing healthcare costs. Similar reform movements have occurred in parts of Europe and Asia. Implementation of healthcare reform legislation that contains costs could limit the profits that can be made from the development of new drugs. This could adversely affect R&D expenditures by pharmaceutical, biotechnology and medical device companies, which could in turn decrease the business opportunities available to us in the United States and other countries. We are unable to predict what legislative proposals will be adopted in the future, if any.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our drug and medical device R&D processes generate waste water, toxic and hazardous substances and other industrial wastes, we are required to comply with all national and local regulations in China and the United States regarding protection of the environment. We believe that we are in compliance with present material environmental protection requirements. Because the requirements imposed by environmental laws and regulations may change and more stringent regulations may be adopted in the future, we may be unable to accurately predict the cost of complying with these laws and regulations, which could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. In addition, the risk of accidental contamination or injury from these hazardous materials cannot be eliminated. If we fail to prevent contamination or injury, we could be liable for any resulting damages, which could have a material and adverse impact on our business, financial condition, results of operations and prospects.

Negative attention from special interest groups may impair our ability to operate our business efficiently.

The services that we provide our customers are essential to the drug discovery and development process, and are almost universally mandated by law. Some of the services we provide, or intend to provide in the future, involve the use of large and small animals, as well as non-human primates. Certain special interests groups categorically object to the use of animals for valid research purposes. Historically, our core research model activities with small animals have not been the subject of animal rights media attention, and as we expand our service biology offerings into toxicology, we anticipate that we will work extensively with large animals and non-human primates. However, research activities with animals have been the subject of adverse attention, with negative impact on our industry. In connection with our acquisition of AppTec, we expanded our operations into the United States where negative attention from media and animal rights groups is more common than in China. Any negative attention or threats directed against our animal research activities in the future could impair our ability to operate our business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures which utilize laboratory animals, as has been advocated by certain groups, our business could be materially and adversely affected.

Any failure to comply with existing regulations and industry standards could harm our reputation and our business, financial condition, results of operations and prospects.

A number of governmental agencies or industry regulatory bodies in China, the United States and Europe, impose strict rules, regulations and industry standards as to how drug and medical device R&D should be conducted which apply to our customers and us. Any failure on our part to comply with existing regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. This could harm our reputation, our prospects for future work and our operating results. For example, if we were to treat research animals inhumanely and not in accordance with international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, or AAALAC, an accreditation we intend to pursue, AAALAC could revoke any such accreditation and the accuracy of our animal research data could be questioned. AppTec previously received a warning letter from the U.S. Food and Drug Administration, or FDA, relating to certain violations of FDA regulations, including failures to prepare, validate and follow certain written procedures relating to tissue processing. The FDA subsequently accepted AppTec’s corrective actions as adequate. Any material violation by us of GCP, GLP or cGMP, in each case as determined by the FDA could cause our customers to terminate their contracts with us and thus materially and adversely affect our business, financial condition, results of operations and prospects.

For our client’s future drugs and medical devices to be marketed in the United States, we may need to obtain clearance from the FDA and our operations will need to comply with FDA standards. Any adverse action by the FDA against us would negatively impact on our ability to offer our customer services and harm our business and prospects.

As we expand our service offerings, we may need to obtain clearance by the FDA in the event that our customers’ clinical trials reach the stage of filing a New Drug Application, or NDA, with the FDA, to grant permission to market the drug in the United States. All facilities and manufacturing techniques used to manufacture drugs and biologics in the United States must conform to standards that are established by the FDA. The FDA may conduct scheduled periodic inspections of our facilities to monitor our compliance with regulatory standards. If the FDA finds that we have failed to comply with the appropriate regulatory standards, it may impose fines or take other actions against us or our customers, or we may no longer be able to offer our services to U.S. customers. The resulting corrective measures may be lengthy and costly. As a result, we may be unable to fulfill our contractual obligations. Any adverse action by the FDA would have a material and adverse impact on our reputation and our business, financial condition, results of operations and prospects. We may or may not obtain clearance from the FDA standards in the event that we are inspected, or maintain such clearance over time.

In providing our pharmaceutical, biotechnology and medical device R&D outsourcing services, we face health and safety liability and product liability risks.

In providing our services in connection with drug development, we face a range of potential liabilities which include risks that disease models and animals infected with diseases for research interests may be harmful, or even lethal, to themselves and humans despite preventive measures we take for the quarantine and handling of animals.

We also face product liability risks should the drugs and medical devices we assist in developing and manufacturing be subject to product liability claims. We provide services in the development, testing and manufacturing of drugs and medical devices that may ultimately be used by humans, including biologic products to be tested in human clinical trials, although we do not commercially market or sell the products to end users. If any of these drugs or medical devices harm people, we may be subject to litigation and may be required to pay damages to those persons. For example, AppTec was recently sued in the U.S. in an action where the plaintiff alleges she contracted the Hepatitis C virus from a dental implant that she received sometime prior to January 9, 2006. The plaintiff alleges that three manufacturer-distributor defendants negligently designed, manufactured and tested the dental implant at issue and also alleges that AppTec negligently failed to test the implant for the presence of the Hepatitis C virus and negligently failed to warn the plaintiff of such alleged presence. AppTec believes they have substantial defenses to the action and their being named as defendant in the suit is without merit. Damages awarded in a product liability action could be substantial and could have a material and adverse impact on our business, financial condition, results of operations and prospects. Although we currently maintain product liability insurance, our insurance coverage may be inadequate or may become unavailable on terms acceptable to us.

New technologies or methodologies may be developed, validated and increasingly used in the global pharmaceutical, biotechnology and medical device R&D outsourcing industry that could reduce demand for some of our services.

The global pharmaceutical, biotechnology and medical device R&D outsourcing industry is constantly evolving, and we must keep pace with new technologies and methodologies in the industry to maintain our competitive position. For example, a new drug discovery method, known as “genome-to-drug-lead” approach, in which chemicals can be virtually screened against computer-predicted protein targets, could offer a solution to reduce labor requirements for chemists who experimentally search for drug leads, one of the most significant obstacles to drug discovery. The method may also allow chemists to better exploit the extensive availability of drug targets at the gene level, and ultimately improve the success of moving discoveries from the laboratory to actual patients.

As a result, we must continue to invest significant human and capital resources in R&D to enhance our technology and our existing services and introduce new services utilizing advanced technologies that customers will use. However, we may not be successful in adapting to or commercializing these new technologies if developed. New technologies could decrease the need for our existing technologies, and we may not be able to develop new service or technologies effectively or in a timely manner. Our failure to develop, enhance or adapt, to new technologies and methodologies could significantly reduce demand for our services and harm our business and prospects.

Risks Relating to China

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

Before January 1, 2008, China had a dual tax system that contained one set of tax rules for PRC domestic enterprises and one for foreign investment enterprises, or FIEs. Though both domestic enterprises and FIEs were subject to the same income tax rate of 33%, there were various preferential tax treatments that were generally only available to FIEs, which results in the effective tax rates of FIEs being generally lower than those of domestic enterprises.

Two of our PRC subsidiaries were FIEs that were eligible to receive certain preferential tax treatments, in the form of reduced tax rates and/or tax holidays pursuant to certain PRC tax laws and regulations effective before January 1, 2008. WXAT was an FIE engaged in manufacturing businesses with a business term of over ten years and registered in the Wuxi Taihu National Tourist Resort Zone, and as such its head office was granted a two-year exemption from enterprise income tax beginning from its first profitable year and a 12% enterprise income tax rate for the subsequent three years followed by a three-year 12% tax rate so long as it continues to qualify as an “advanced technology enterprise with foreign investment.” The Shanghai branch of WXAT located in Shanghai Waigaoqiao Free Trade Zone was granted to a two-year exemption from enterprise income tax beginning from its first profitable year and a 7.5% enterprise income tax rate for the subsequent three years followed by a three-year 10% tax rate so long as WXAT continues to qualify as an “advanced technology enterprise with foreign investment.” WASH was an FIE engaged in manufacturing businesses with a business term of over ten years and located in Shanghai Waigaoqiao Free Trade Zone, and as such it was granted a two-year exemption from enterprise income tax beginning from its first profitable year and a 7.5% enterprise income tax rate for the subsequent three years.

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Therefore, subject to the transitional phase-out rules, WXAT and WASH are still entitled to their preferential tax treatment. As enterprises established prior to the promulgation of the New EIT Law, STA, WATJ and WASZ are entitled to apply for the tax preferential treatment under the then effective tax laws, which shall also be subject to the transitional phase-out rules. In addition, based on the new tax law, an enterprise that is entitled to preferential treatment in the form of enterprise income tax reduction or a tax holiday exemption, but has not been profitable and, therefore, has not enjoyed such preferential treatment, would have to begin its tax holiday exemption in the same year that the new tax law goes into effect, i.e., 2008. As such, certain subsidiaries will begin their tax holiday exemption in 2008 even if they are not yet cumulatively profitable at that time.

The New EIT Law and its implementing rules permit certain “high-technology enterprises” to enjoy a reduced 15% enterprise income tax rate, although they do not specify the qualification criteria. Pending promulgation of detailed qualification criteria, we cannot assure you that WXAT and WASH will qualify as high-technology enterprises under the New EIT Law. Preferential tax treatments granted to our subsidiaries by the local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly owned subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management bodies as “management bodies that exercises substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently no official interpretation or application of this new “resident enterprise” classification is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules dividends income between qualified resident enterprises is exempted income, it is not clear what is considered a qualified resident enterprise under the New EIT Law. Finally, guidance recently issued by PRC tax authorities suggests that dividends paid by us to our non-PRC shareholders will be subject to a 10% withholding tax. Similarly, these unfavorable consequences could apply to our BVI holding company if it is classified as a PRC resident enterprise.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.

Since inception, we have enjoyed either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for these financial incentives, which is subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for so long as we continue to receive these financial incentives, our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operating related factors we may otherwise experience. For example, we expect downward pressure on future margins on goods manufactured for export due to changes in China’s VAT system reducing the potential VAT credits on certain categories of goods from 13% to 5%.

Fluctuations in exchange rates have resulted and are expected to continue to result in foreign currency exchange losses and negatively impact our profitability.

In 2007, approximately 94.5% of our net revenues were generated from sales denominated in U.S. dollars, and a significant portion of our operating costs and expenses were denominated in Renminbi. As a result, fluctuations in exchange rates between U.S. dollars and Renminbi affect the relative purchasing power of our revenue and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. As a result, from July 21, 2005 to June 12, 2008, the Renminbi appreciated approximately 16.5% against the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We periodically purchase derivative financial instruments such as foreign exchange forward contracts to manage our exposure to U.S. dollar—Renminbi currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Changes in China’s economic, political and social condition could adversely affect our business, financial condition, results of operations and prospects.

We conduct a significant portion of our business operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us. Furthermore, the PRC government, through the People’s Bank of China, continues to implement interest rate increases to control the pace of economic growth. These measures may cause decreased economic activity in China, which in turn could adversely affect our business, financial condition, results of operations and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. By way of further example, although required by PRC law, many foreign-invested enterprises, including our PRC subsidiaries, have not historically obtained approvals from the National Development and Reform Commission or its counterparts, or NDRC, before receiving the approval from the Ministry of Commerce or its counterparts for their establishment. The NDRC has recently reiterated its position that the establishment of foreign-invested enterprises is subject to the NDRC’s approval, in addition to any other required PRC government approvals, but the legal consequence for failure to obtain the NDRC approval by those foreign-invested enterprises, including our PRC subsidiaries, is not prescribed under the current PRC law. As a result, these uncertainties together with any development or interpretation of the PRC law that is adverse to us could materially and adversely affect our business, financial condition, results of operations and prospects.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the NYSE could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

We completed the initial listing and trading of our ADSs on the NYSE in August 2007. We did not seek CSRC approval in connection with our initial public offering. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Commerce & Finance Law Offices, advised us that because we completed our restructuring for the initial public offering before September 8, 2006, the effective date of the new regulation, it was not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the NYSE did not require CSRC approval. A copy of Commerce & Finance Law Offices’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 in connection with our initial public offering, which is available at the SEC’s website at www.sec.gov.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for the initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

If the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties, and a failure by our shareholders who are PRC residents to complete any required applications and filings pursuant to such regulations may prevent us from distributing profits and could expose us and our PRC resident shareholders to liability under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, has promulgated several regulations that require PRC residents to register with and/or obtain approvals from branches of SAFE in connection with their direct or indirect offshore investment activities. The SAFE regulation issued in October 2005, known as Notice 75, requires: (i) PRC residents to register with the local SAFE branch before establishing or controlling any offshore company, referred to as an “offshore special purpose company”, for the purpose of acquiring any assets or equities of PRC companies and raising funds from overseas; (ii) any PRC resident who is a shareholder of an offshore special purpose company to amend such shareholder’s SAFE registration with the relevant SAFE branch with respect to such company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China, and (iii) registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in such companies. In November 2005 and May 2007, SAFE promulgated certain implementing rules with respect to Notice 75, known as the Notice 75 Implementing Rules.

We previously notified and urged our shareholders who are PRC residents to make the necessary registrations and filings as required under these regulations, and these shareholders have made efforts to register their investments in our company with the local SAFE branch in Wuxi, China. However, the local SAFE branch in Wuxi declared that registrations under Notice 75 were not required from these shareholders. As Notice 75 Implementing Rules are relatively new, it remains unclear how Notice 75, and any future PRC legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant PRC government authorities, and whether the local SAFE branch in Wuxi correctly interpreted Notice 75 as to its application to certain of our shareholders. Therefore, we cannot assure you that all relevant shareholders have made and will make and obtain all applicable registrations or filings required by these regulations or other related legislation. Our PRC counsel has advised us that if any of our PRC shareholders fails to make any required SAFE registrations and amendments thereto, our ability to inject capital into our PRC subsidiaries may be limited, and our PRC subsidiaries may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, the failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If any of our five subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our operating subsidiaries in China is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. A wholly foreign owned enterprise is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop contributing if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, it may, upon a board resolution, set aside certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. An equity joint venture enterprise is required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, percentage of which shall be determined by the board. As a result of these PRC laws and regulations, each of the operating subsidiaries in China is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. As a result of PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans, or advances. As of December 31, 2007, the restricted portion of their net assets totaled $71.2 million, which is composed of the registered capital and the statutory reserve of the PRC subsidiaries. Limitations on the ability of our operating subsidiaries in China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Under China’s existing foreign exchange regulations, each of our subsidiaries in China is able to pay dividends in foreign currencies, without prior approval from SAFE or its local counterparts by complying with certain procedural requirements. However, the PRC government may take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one subsidiary borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts, and if we finance such subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our subsidiaries to obtain foreign exchange through debt or equity financing.

Any future outbreak of severe acute respiratory syndrome or avian flu in China, or similar adverse public health developments, may severely disrupt our business and operations.

Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently experienced incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business and may adversely affect our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any future outbreak of SARS, avian flu or similar adverse public health developments may have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our ADSs

The trading prices of our ADSs have been and are likely to continue to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have been and are likely to continue to be volatile. Since our initial public offering on August 9, 2007, the daily closing trading price of our ADSs on the NYSE has ranged from $17.20 to $41.28, and the last reported trading price on June 12, 2008 was $17.20 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the trading price and volumes of our ADSs. Recently, a number of PRC companies have listed or are in the process of preparing to list their securities, in the United States. Some of these listed companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the trading price and volume of our ADSs may be highly volatile for specific business reasons. In particular, variations in our revenues, earnings and cash flow and announcements of new investments and cooperation arrangements or acquisitions could cause the trading price and volume of our ADSs to change substantially. Following periods of volatility in the trading price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we become involved in a class action suit, it could divert our senior management’s attention, and, if adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Recent volatility in global capital markets could lead to substantial losses to investors.

On January 21 and 22, 2008, multiple exchanges in the United States and other countries and regions, including China, experienced sharp declines in response to the growing credit market crisis and a potential recession in the United States. Global capital markets volatility may affect overall investor sentiment towards our ADSs, which could also negatively affect the trading prices for our ADSs.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit the holder to withdraw the ordinary shares to allow the holder to cast his or her vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to the holder or carry out the holder’s voting instructions in a timely manner. We make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but holders may not receive the voting materials in time to ensure that the holder can instruct the depositary to vote his or her shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise the right to vote and may lack recourse if the holder’s ordinary shares are not voted as requested.

Holders of ADSs may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to them.

The depositary of our ADSs has agreed to pay holders of our ADSs cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares the holder’s ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to the holder. These restrictions may have a material and adverse effect on the value of the holder’s ADSs. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, in the foreseeable future.

Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of their holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

To the extent holders of our ADSs hold certificated ADRs rather than holding ADSs through their bank, broker or other nominee through the Depositary Trust Company, the ADSs represented by ADRs will be transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and will close its books on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of or circumstance permitted by the deposit agreement.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations and began offering our pharmaceutical and biotechnology R&D outsourcing services in 2001. In connection with our initial public offering, we incorporated WuXi PharmaTech (Cayman) Inc., a holding company, in the Cayman Islands on March 16, 2007. We conduct substantially all of our business through five operating subsidiaries in China and one operating subsidiary in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our five operating subsidiaries in China, directly or indirectly, through WuXi AppTec (BVI) Inc., or WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004 under the name WuXi PharmaTech (BVI) Inc., with no significant assets and or operations of its own. Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WuXi AppTec Co., Ltd., or WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd.

In December 2007, in connection with our acquisition of AppTec, we incorporated two U.S. subsidiaries, (i) Paul (US) Holdco., Inc., or Holdco, a Delaware corporation wholly owned by us, and (ii) Paul Acquisition Corporation, or PAC, a Delaware corporation wholly-owned by Holdco. In January 2008, we completed the acquisition of AppTec, whereby PAC merged with and into AppTec Laboratory Services, Inc., or ALS, a Delaware corporation, with ALS continuing as the surviving corporation. For additional information on our organizational structure, see Item 4.C “History and Development of the Company—Organizational Structure.”

Our principal executive offices and corporate headquarters are located at 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, and our telephone number is (86-21) 5046-1111. Our website address is www.wuxipharmatech.com. The information on our website does not form a part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

We and certain of our shareholders completed the initial public offering of 15,176,326 ADSs, each representing eight ordinary shares, in August 2007.

B. Business Overview

Overview

We are a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the R&D process to pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cost of drug and medical device R&D by providing cost-effective and efficient outsourcing solutions. We group our operations into two segments:

•

laboratory services, consisting of discovery chemistry, service biology, toxicology, pharmaceutical development, analytical services, biopharmaceutical and medical device testing, and other related contract R&D services; and

•	manufacturing services, focusing on advanced intermediates, active pharmaceutical ingredients, or APIs, and biologics-based manufacturing, testing and related services.

Prior to the acquisition of AppTec in January 2008, we focused primarily on our chemistry operations, providing services to more than 80 pharmaceutical and biotechnology customers, including nine of the top ten pharmaceutical companies, as measured by 2007 total pharmaceutical only revenues, and each of WuXi’s top ten customers over the last three years continues to be our customer today. The AppTec acquisition expands our operations to include biologics-based testing and manufacturing services. We now offer our customers a fully- integrated service platform that we intend to continue expanding, particularly in the preclinical development, formulation and manufacturing areas. We have increasingly developed broader and more integrated relationships with our customers through our expanded capabilities and services. Most of our customers return to us for additional and often larger and longer-term projects.

Headquartered in Shanghai, China, we are well-positioned to capitalize on the advantages of conducting R&D in China, while emphasizing quality, responsiveness, protection of customer intellectual property and reliability. Our primary China-based facilities include a 630,000 square-foot R&D center in Shanghai Waigaoqiao Free Trade Zone, a 220,000 square-foot process development and cGMP-quality manufacturing plant in Jinshan area of Shanghai, and a 130,000 square-foot R&D center in Tianjin, which is mainly focused on discovery chemistry services. The AppTec acquisition provides us with a U.S. presence and know-how in biologics, including three FDA-registered, U.S.-based facilities. These U.S. facilities include a 63,000 square-foot R&D and manufacturing facility in St. Paul, Minnesota, a 46,000 square-foot testing facility in Atlanta, Georgia, and a 75,000 square-foot R&D, testing and manufacturing facility in Philadelphia, Pennsylvania.

Our net revenues increased from $33.8 million in 2005 to $69.9 million in 2006 and $135.2 million in 2007, representing a two-year 100.0% CAGR and 93.3% year-over-year growth from 2006 to 2007. Our net income increased from $6.1 million in 2005 to $8.9 million in 2006 and $33.9 million in 2007, representing a two-year 135.7% CAGR and 283.0% year-over-year growth from 2006 to 2007. Most of our revenue for 2007 was generated in the United States. Our historical growth is attributable primarily to an increased customer base and resulting projects, expanded capacity, increased service offerings, and the continued focus on obtaining long-term, integrated customer service contracts. On an unaudited pro forma basis to give effect to the AppTec acquisition as if it had occurred on January 1, 2007, our 2007 net revenues would have been $205.5 million and our net income would have been $34.7 million.

Our Services

We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process to pharmaceutical, biotechnology and medical device companies. We group our core operations into two segments: laboratory services and manufacturing services. Our laboratory services segment consists of discovery chemistry, service biology, toxicology, pharmaceutical development, analytical services, biopharmaceutical and medical device testing, and other related contract R&D services. Our manufacturing services segment focuses on advanced intermediates, API, and biologics-based manufacturing, testing and related services. We believe our customers value our ability to offer a broad and integrated portfolio of laboratory and manufacturing services, and we expect to continue expanding our service offerings.

Laboratory Services

Net revenues from our laboratory services segment increased from $29.4 million in 2005 to $59.8 million in 2006 and $102.4 million in 2007, or 103.4% and 71.3%, respectively.

Discovery Chemistry

Historically, our core services were discovery chemistry services, consisting primarily of lead generation and lead optimization. We believe that we are one of the few companies that can independently offer chemistry- based services throughout the drug discovery process. Our scientists’ extensive experience and expertise enable us to provide discovery chemistry services tailored to our customers’ specific needs. We believe that we are well- positioned to scale our operations for projects and to be responsive to customer needs. Our discovery chemistry services include:

•

Lead generation. Our lead generation services include designing and synthesizing libraries, as well as templates for library synthesis, benchmark compound synthesis and custom synthesis. We have developed a scalable purification lab, which simplifies a costly and cumbersome process into an efficient system for purifying compounds, resulting in lower cost and shorter time to market and allows for the purification of 1,000,000 library compounds annually.

•

Lead optimization. Our lead optimization services include designing and synthesizing focus libraries, which contain a smaller number of compounds per library compared to the general screening libraries prepared in our lead generation activities. We also focus on a traditional medicinal chemistry approach, a process through which a series of compounds are carefully designed with the aid of modern computational chemistry or/and related structure-activity relationship, information analysis, followed by their chemical synthesis, biological activity and ADME property evaluation.

•

Synthetic chemistry. Our synthetic chemistry services include providing synthesis of complex assay standards and benchmark compounds. We have completed a number of complex custom synthesis projects, all of which required more than 30 steps.

Service Biology

Based on strong customer demand, we established our service biology department in 2006. With increasing customer demand, we anticipate that service biology will increasingly contribute to our growth and profitability.

•

Assay development and high throughput screening. We develop biochemical and cell-based assays to examine the activity of small molecule compounds at receptors, enzymes, ion channels and signal transaction pathways.

•

DMPK. Our DMPK services include in vivo rodent screening based on pharmacokinetic characteristics for rapid drug candidate selection and dog and non-human primate PK for prediction of drug properties in humans. We have the expertise to administer drugs to animals using various dosing routes, which include orally, intravenously and by infusion. We perform mass balance studies by administering radioactive drug molecules to animals and monitor metabolites in plasma, urine, bile and tissue samples.

•

ADME profiling. Our in vitro ADME profiling services include analyzing (i) the metabolic stability of drug candidates in cell particles and liver cells, (ii) drug-drug interaction, (iii) plasma protein binding and (iv) the manner in which drugs are transported in the body through transporter assays.

•

Metabolite identification. Our metabolite identification services include metabolite profiling, characterization and structure identification, bulk metabolite isolation and purification, synthesis of authentic standards of metabolites and pharmacokinetic evaluation of parent and metabolites in preclinical and clinical development.

•	Animal disease modeling. We develop rodent efficacy models to evaluate compounds in various therapeutic categories including inflammation, cancer, central nervous system and metabolic diseases.

Toxicology

We began offering our toxicology services in the second quarter of 2007. We expect to offer non-GLP exploratory toxicology services in China including general toxicology in rodents, dogs and non-human primates. We currently lease a 13,000 square-foot toxicology facility in Xishan, 60 kilometers from Shanghai and have partnered with another company to secure a laboratory animal supply and access to a breeding facility. We are building a preclinical drug safety evaluation center in Suzhou, which we expect to be operational in 2009. The center will offer comprehensive drug safety evaluation services, including general toxicology, safety pharmacology, development and reproductive toxicology and carcinogenicity studies. The AppTec acquisition immediately extended the scope of our toxicology service capabilities to include GLP and non-GLP toxicology services in the US, including general toxicology in select small and large animals.

Pharmaceutical Development

Our pharmaceutical development services group focuses on formulation development for new chemical entities supported by preformulation studies, analytical development, stability evaluation and regulatory submission preparation services, moving our customers’ new chemical entities from the preclinical stage to NDA filings. We expect to grow our pharmaceutical development services group in 2008 with the recent completion of a 22,000 square-foot cGMP-quality pilot lab, located near our main facility in Shanghai Waigaoqiao Free Trade Zone, focused on formulation projects for Phase I and II clinical trials material manufacturing.

Analytical

Our analytical services group provides integrated analytical support for our internal discovery chemistry, biology, DMPK, toxicology, process chemistry and manufacturing services in characterizing and determining the quality and quantity of samples and products. Our analytical services consist of:

•

Core analytical services. Internally supports synthetic chemistry, lead generation and lead optimization services, and offers external services focused on chiral separation, bulk material purification and high- throughput library purification.

•

Bioanalytical services. Internally supports DMPK, toxicology and biology services, and offers external services, immunoassay for protein drugs and biomarkers, which are traits, proteins or other substances used to measure or indicate the progress or existence of a disease or condition, and metabolite identification. The laboratory is compliant with GLP, providing quantitative and qualitative sample analysis for preclinical and clinical studies.

•

Analytical development services/quality control. Internally supports process R&D and manufacturing, and offers external services focused on analytical method development, method validation, in-process quality control and stability testing.

Process Development

Our process development service involves optimizing the chemical synthesis process in order to yield much larger quantities of the drug than were needed in the previous development phases. By optimizing and selecting the most effective method of compound synthesis, chemists reduce the cost of synthesis. This may be achieved by reducing the number of products used in synthesis, improving the yield of the desired compound and accelerating the time needed for synthesis. Our process development service assists our customers to manufacture their drug candidates more efficiently. Our cGMP-quality kilo-lab and pilot plant assist our customers to develop processes to manufacture drugs in increasing quantities from lab quantities, which are measured in milligrams/grams, to scale-up quantities, which are measured in kilograms, to process optimization quantities, which are measured in hundreds of kilograms, to commercial process development quantities, which are measured in tonnage, to meet the increased demands of clinical trials and commercialization.

Medical Device Testing and Development

With the acquisition of AppTec, we began offering medical device testing services. Our medical device testing services include in vitro and in vivo biocompatibility testing, toxicology testing, custom implantation and materials testing, chemical testing, environmental monitoring, monitoring processes, package validation testing and sterilization validation.

The AppTec acquisition also enabled us to begin offering medical device development services. These services include model identification, evaluation and development, along with device performance and evaluation, protocol R&D and bacterial/viral inactivation.

Manufacturing Services

We began offering manufacturing services in 2003 to meet the growing customer demand for outsourced manufacturing services. Our manufacturing services are integrated with our laboratory services, with the goal of reducing our customers’ overall development time. The AppTec acquisition expands our manufacturing services to include biologics-based manufacturing and testing. Net revenues from our manufacturing services segment increased from $4.4 million in 2005 to $10.1 million in 2006 and $32.8 million in 2007, or 129.5% and 224.8%, respectively.

Chemistry-Based Manufacturing

We have an approximately 220,000 square-foot cGMP-quality multi-purpose manufacturing facility in the Jinshan Chemical Industry Development Zone of Shanghai, established in May 2004, with 41,000 liters of reactor volume. The plant complies with SFDA standards, and is ISO 9001:2000 certified. In January 2007, we began the expansion of our Jinshan facility by an additional approximately 350,000 square feet, which we anticipate will quadruple the capacity of the cGMP-quality facility with an additional 172,000 liters of reactor volume. The new facility will concentrate on commercial production with advanced automation and cryogenic capability, in anticipation of the increased demand for our manufacturing services. The expansion is scheduled to commence operations in late 2008.

Biologics-Based Manufacturing and Testing

With our acquisition of AppTec, we began offering biologics-based testing and manufacturing services. Generally, biologics are manufactured either by genetically altered mammalian or microbial cells.

Our testing and manufacturing services address a broad range of recombinant therapeutic proteins and monoclonal antibodies, as well as cell and tissue therapeutics. Recombinant proteins are biologics produced using cloned gene sequences that do not naturally occur together in one sequence to produce a desired protein. Monoclonal antibodies are custom-tailored proteins targeting a specific antigen, or genetic marker, that is specific for a disease or disorder.

Our biologic services incorporate an integrated approach ranging from cell bank preparation and testing and biologics starting materials to the GMP manufacture of bulk drug substances and final drug products. Because biologics testing is an integral part of biologics manufacturing, we group these services into our manufacturing services segment.

Process Development and Manufacturing

•

Cell banking and cell bank characterization. The manufacture of a biologic begins with a cell bank, consisting of a large number of specially processed cells derived from an already characterized cell line. We provide GMP cell banking work for our clients to make cell banks ranging in size from 100 to 800 vials. We perform all FDA-required tests to characterize cell banks with respect to the presence of biologic agents such as viruses, mycoplasma and bacteria. We also confirm the species and identity of cell lines. A biologic may not proceed to human clinical trials without satisfactory results from these tests.

•

Cell culture and purification process development. Our process development scientists perform the identification, development and optimization of cell culture and purification methods to help maximize expression and recovery of recombinant proteins and monoclonal antibodies. Our cell culture scientists perform studies to optimize cell culture media and cell growth conditions to increase cell productivity to produce desired proteins, such as recombinant proteins and monoclonal antibodies. Our purification scientists perform studies to optimize purification yields and product purity, as well as to enhance process reproducibility and to scale the process to a level suitable for cost-effective operation at manufacturing scale.

•

cGMP biologics manufacturing and fill. We manufacture cGMP-grade therapeutic protein products, such as recombinant protein and monoclonal antibodies, via mammalian cell cultures in our Philadelphia facility. At our Philadelphia facility, we maintain several 100 liter bio-reactors, two 500 liter bio-reactors and one 2,500 liter bio-reactor, with associated purification equipment. We have a formulation suite that can fill up to 1,500 liquid vials per lot. Our Philadelphia facility also supports cell therapy products used for, among other things, stem cell products, cancer cell vaccines and patient specific cell therapies.

Our St. Paul facility supports tissue engineering for processing human or animal derived tissues used in regenerative medical device applications or allergy therapies. We also perform cell therapy manufacturing for patient-specific or autologous cell therapy products at our Philadelphia facility.

Together, our biologics manufacturing facilities can generate products to support clinical trials for Phase I and II studies, as well as Phase III trials and commercial scale quantities for select products. Both our Philadelphia and St. Paul facilities are GMP-compliant and have been inspected by the FDA and other regulatory agencies. We have produced more than 150 biologics lots in our Philadelphia facility and more than 500 biologics lots in our St. Paul facilities to support clinical trials for Phase I, II and III studies in the United States, Europe and Asia.

Testing and Characterization

•

Technical, regulatory and other consulting services. We provide technical and regulatory advice on cell line and product testing and purification process evaluation. Utilizing our extensive knowledge base and familiarity with government regulations, we provide our clients custom-tailored testing programs to meet their needs. We consider the scientific, product development and regulatory implications when making our customer-specific recommendations.

•

Cell bank and other starting material characterization. Regulatory agencies require biologics manufacturers to establish the safety of their products through a mandatory three-step process. The first step is characterization of the starting material. This test involves identifying properties of the starting material, such as species and type, purity and product expression characteristics, and testing the starting material for the presence of adventitious agents, such as viruses and bacteria.

•

Viral clearance. The second mandatory safety step is evaluation of the purification process to remove or inactivate any adventitious agents, such as viruses, fungi and bacteria, present in the starting material. We work with customers to design and perform a custom viral clearance study specific for the product and develop and implement the viral clearance process in accordance with international regulatory guidelines.

•

Downstream and final product testing. The final mandatory safety step is product characterization and adventitious testing at the following production and purification stages: unprocessed bulk product, or UBP; purified bulk product, or PBP; and final product, or FP. UBP testing usually involves limited virus, sterility and mycoplasma testing. PBP testing routinely consists of molecular and analytical characterization studies for product purity and potency, as well as sterility testing. FP testing typically includes sterility and endotoxin.

•

Analytical testing and stability studies. We provide an array of analytical tests to, among other things, evaluate a specific product lot prior to its release (lot release); to evaluate product stability (including long-term stability in validated temperature-controlled chambers for analytical and microbiological analysis); and to characterize complex biopharmaceutical products. We also provide process residuals analysis to detect trace, heavy metals and other residuals that might contaminate the products or the process equipment used in manufacturing and protein characterization assays. We can perform our analytical testing services at research, GLP or GMP grade. These analyses are generally required in the regulatory submissions before our clients can advance with clinical trials or commercialization.

Sales and Marketing

We market our services directly to customers through meetings with senior management of pharmaceutical, biotechnology and medical device companies, maintenance of extensive Internet websites and participation in trade conferences and shows. We also receive a significant amount of business from customer referrals. In particular, senior management team members have managed our sales and marketing activities and maintained personal, direct relationships with our major customers and suppliers since our inception.

A new customer typically first assigns us a small-scale assignment to test our capabilities. After we successfully complete the assignment, the customer often increases the size and term of the next contract, and hires us for more types of assignments. We intend to increase our customer base by targeting pharmaceutical, biotechnology and medical device companies that often lack in-house discovery and development capabilities and for which outsourcing is an attractive option for them to achieve their objectives.

With the acquisition of AppTec, we now have a field sales force that consists of eight field sales representatives strategically located in eight geographic locations in the United States and two sales representatives located in Europe. A sales support group based in St. Paul, Minnesota supports these sales forces. Our field sales representatives generate sales leads and work closely with technical experts to prepare quotes and secure customer orders. We are currently evaluating the sales and marketing structure of our combined company and are seeking to maximize cross-selling.

Customers

Prior to the AppTec acquisition, our customers consisted primarily of large pharmaceutical and biotechnology companies located throughout the world. In 2007, we provided our services to more than 80 pharmaceutical and biotechnology customers, including nine of the top ten pharmaceutical companies, as measured by 2007 total pharmaceutical only revenues. Most of our total net revenues over the last three years were generated from sales to customers located in the United States. We have received numerous recognitions and awards from our customers, including the “Supplier Appreciation Award” from Merck in 2005, the “Chemical Product R&D Preferred Partner” from Eli Lilly and Company in 2006, the “Outstanding Strategic Collaboration Award” from Merck in February 2007, and most recently the “2007 Top Chemistry CRO” from Pfizer in 2008. Most of our customers return to us for additional and often larger and longer-term projects, and each of WuXi’s top ten customers over the last three years continues to be our customer today. As a result, our customer base has been stable. With the AppTec acquisition, we added more than 700 customers to our customer base.

The table below sets forth information regarding WuXi’s historical customer base:

	For the year ended, December 31,
	2005	2006	2007
Top ten customer concentration (% of revenues)	73%	69%	74%
Retention of top ten customers (repeat %)	100%	100%	100%
Average revenues per top ten customer (millions of $)	$2.5	$4.8	$10.0

In comparison to WuXi, AppTec has a significantly larger number of customers, with its largest customers varying from year to year. In 2005, 2006 and 2007, AppTec’s ten largest customers collectively accounted for 42%, 35% and 38% of AppTec’s revenues, respectively. In 2007, AppTec’s largest customer accounted for $7.3 million, or 10.4%, of AppTec’s total revenues, with no other customer accounting for more than 10% of AppTec’s 2007 total revenues.

For certain major customers, we provide not only dedicated teams of scientists, but also dedicated laboratory facilities, analytical support, and independent information technology and security services. This physical and operational separation of customer projects ensures enhanced security and protection of our customers’ intellectual property. The laboratory configuration and setup, research plan, operating procedures, information technology and security protocols all can be tailored to our customers’ specifications.

Our two largest customers in 2006, Pfizer and Merck, accounted for 15.4% and 13.7% of our net revenues. Our three largest customers in 2007, Pfizer, Merck and Vertex Pharmaceuticals Incorporated, or Vertex, accounted for 15.4%, 13.7% and 7.5% of our net revenues in 2006 and 15.0%, 12.2% and 11.2% of our net revenues in 2007, respectively. No other customer accounted for more than 10% of our net revenues in those years. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—A limited number of our customers have accounted and are expected to continue to account for a high percentage of our revenues. The loss or significant reduction in orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations and prospects.”

Project Management and Customer Support

We believe that we have an established reputation among our customers for high productivity, rapid turnaround times and comprehensive customer support. We generally assume full project management responsibility in each of our service offerings. We seek to strictly adhere to our internal quality and project management processes. We believe these processes, methodologies, knowledge management systems and tools reduce the overall cost to the customer and enhance the quality and speed of delivery. We have developed a project management methodology to ensure timely, consistent and accurate delivery of quality services. To facilitate project management, we developed an online monitoring and reporting system allowing a customer’s project manager to monitor the progress of their projects through a secure encrypted website. Additionally, our project team interacts with the customer’s project management team via regular conference calls, daily emails and bi-weekly reports. Our project management is closely collaborated with our strategic imperative to protect our customers’ confidentiality and intellectual property. See “—Intellectual Property” below.

We conduct frequent external customer satisfaction surveys of several of our significant customers of key performance indicators to improve our planning, execution, evaluation, and support. Internally, we focus on operation improvement and innovation to achieve lower direct costs, better use of assets, faster development time, increased accuracy, greater customization or precision, more added value, and simplified processes. Our customer support department focuses on sales support and relationship management with our customers, and is dedicated to improving responsiveness to our customers’ needs and inquiries. Less than satisfactory marks and comments are scrutinized for root causes to continuously improve operations and services.

Seasonality

In general, the revenues of our business are not subject to seasonal fluctuations.

Intellectual Property

Protection of intellectual property associated with drug and medical device R&D is critical to all our customers. In our business of providing drug and medical device R&D services, our customers generally retain ownership of all associated intellectual property, including those they provide to us and those arising from the services we provide. Our success therefore depends in substantial part on our ability to protect the proprietary rights of our customers. This is particularly important for us because a substantial part of our operation is based in China, and China, as well as Chinese companies, have not traditionally enforced intellectual property protection to the same extent as the United States and U.S. companies. Since our inception, we have made it a priority to safeguard our customers’ proprietary rights.

We take all necessary precautions to protect the intellectual property of our customers. As one aspect of our system of protecting intellectual property rights, including our customers’ and our own, we enter into agreements with all our employees under which they disown all intellectual property they create during their employment, and they waive all relevant intellectual property rights or claims. All our employees are also bound by confidentiality obligations and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Furthermore, our service agreements provide that all intellectual property generated during the course of a project is exclusively the property of the customer for whom we are conducting the project.

As another aspect of our intellectual property protection system, we have established documentation procedures, powered by the industry standard Laboratory Information Management System, or LIMS, licensed by Thermo Watson, to control information access on a need-to-know basis and restrict system access in connection with our DMPK studies in drug discovery and development. A typical bioanalytical laboratory generates hundreds or even thousands of test results daily which must be securely stored for long periods. LIMS is designed for tracking individual samples and the information obtained on them with various analytical tools. Only after the results of all bioanalytical techniques have been reviewed in LIMS is a product released or rejected. We believe that our LIMS complies with FDA requirements regarding security, particularly in data integrity, compatibility and audit trail generation.

We have also created an intellectual property protection process in China, whereby we periodically scan signed and dated notebooks of every scientist onto diskettes and then engage the Shanghai Notary Public Office to notarize the records. Notebooks are critical to the drug and medical device R&D process, as scientists’ notes are often used as original data in support of patent applications and disputes. Our process preserves the documentation necessary to establish intellectual property ownership should any disputes arise in the future. As such, it not only significantly enhances the protection of key original information, but also significantly enhances customers’ confidence and trust in our company. Furthermore, each customer project has dedicated laboratory spaces equipped with key card access control systems.

Furthermore, we strictly forbid our scientists from displaying chemical structures in any form in communal analytical laboratories. Most laboratory computers are not connected to the Internet and have restricted data transferring capabilities.

We do not believe that our own proprietary technology and intellectual property is material to our business. Although our own intellectual property rights are important to our results of operations, we believe that such factors as the technical expertise, knowledge, ability and experience of our employees are more important, and that, overall, these technological capabilities provide significant benefits to our customers.

Despite measures we take to protect intellectual property of our customers or our own, unauthorized parties may attempt to obtain and use information that we regard as proprietary. See Item 3.D, “Key Information—Risk Factors—Risk Relating to Our Business—If we fail to protect the intellectual property rights of our customers, we may be subject to liability for breach of contract and may suffer damage to our reputation.” To date, we are not aware of any such breaches. We have five trademarks registered in China and are pursuing registration of these trademarks in the United States. Our service creed, “We Are Determined to Serve You Better,” is registered with the U.S. Patent and Trademark Office.

Competition

We compete with contract research and manufacturing companies and research and academic institutions. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies become available. See Item 3.D, “Key Information—Risk Factors—Risk Relating to Our Business—We face increasingly intense competition. If we do not compete successfully against new and existing competitors, demand for our services and related revenues may decrease and subject us to increasing pricing pressure.”

The pharmaceutical and biotechnology R&D outsourcing market remains highly fragmented. According to Kalorama Information, no single supplier has more than one percent of the drug discovery outsourcing market. We compete with industry players in particular service areas, for example with Charles River Laboratories International, Inc., which recently partnered with Shanghai BioExplorer Co., Ltd., in the preclinical services area, and Shanghai ChemPartner Co., Ltd. in the discovery chemistry area, but we believe that we do not compete with any single company across the breadth of our service offerings. With our acquisition of AppTec, we now also compete with companies in the biologics area, including BioReliance Corporation and Lonza Group Ltd.

We believe we compete primarily on the basis of the relative quality of our services, the quality of our customer service and our ability to be responsive to and efficient with our customers’ requests. We adhere to GLP and GMP quality standards, and have a strategic emphasis on protection of customer intellectual property, both of which result in greater customer acceptance of our services. We believe we also compete on the basis of our relationships with customers. In particular, we believe our 100% customer retention rate of our top ten customers by revenues for the last three years has led to a steady and increasing revenue stream. In addition, we believe we also compete on the basis of our turnaround time, price, resources and geography. We believe we compete favorably on the basis of each of these factors. However, many of our current or future competitors may have longer operating histories, better name recognition, greater levels of consumer trust, stronger management capabilities, better supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

We believe that the successful recruitment and retention of qualified Ph.D., master and bachelor level scientists is a key element in achieving our strategic goals. We believe that as competitive pressures in the drug and medical device R&D industry increase, the recruitment and retention of scientists will become increasingly competitive. To meet this challenge, we actively recruit scientists at colleges and universities and through several other means. We believe the sophisticated drug and medical device R&D services performed in the course of our business and being a growing and publicly traded company assists us in attracting and retaining qualified scientists. We offer competitive salaries and benefits as a means to recruit and retain highly skilled scientists.

Insurance

We maintain property insurance policies covering physical damage or loss of our equipment, facilities, buildings and their improvements, office furniture and inventory, employer’s liability insurance generally covering death or work injury of employees, product liability insurance covering product liability claims arising from the use, consumption or operation of our small molecular compounds, public liability insurance covering certain incidents to third parties that occur on or in the premises of the company and directors and officers liability insurance. While we believe that our insurance coverage is comparable to similarly situated companies with property in China and the United States, it may not be sufficient to cover any claim for product liability or damage to our fixed assets. We do not maintain key man life insurance for any of our senior management or key personnel.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business disruption insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business disruption insurance coverage for our China operations. See Item 3.D, “Key Information—Risk Factors.”

Chinese Government Regulations

We operate in a legal environment where there is little formalized regulation over several of our activities. The following laws, regulations and regulatory authorities are relevant to our business:

SFDA

In the PRC, the SFDA is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established in August 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC, or the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA.

The SFDA’s primary responsibilities include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as food and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and the pharmaceutical industry;

•	evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicine;

•

approving and issuing permits for the manufacture and export/import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises for pharmaceutical manufacture and distribution; and

•	examining and evaluating the safety of food and cosmetics and handling significant accidents involving these products.

We are currently not involved in the business of providing drug development services in the Chinese market that are subject to the SFDA approval process or manufacturing or marketing any drug to be sold in China. Our customers, who are principally located in the United States, are developing drugs for the U.S. and major international markets. As such, the primary regulatory authority that impacts our business is the U.S. FDA. Although we voluntarily comply with certain SFDA standards, except in the following instances, we are not currently, and are not likely to be in the future, subject to the SFDA regulation:

•	Our PRC operating subsidiary in Suzhou will need to obtain a verification of GLP from the SFDA or its local branch if it elects to provide any preclinical services; and

•

In order to use the term “pharmaceutical” in its company name, our PRC manufacturing subsidiary in Jinshan was required by the relevant local government to obtain, and has obtained, a pharmaceutical manufacturing certificate from the Shanghai branch of the SFDA.

Blood and reagent import/export

According to the Circular on Strengthening Administration on Entry and Exit Inspection and Quarantine of Special Articles for Medical Use, import or export of medical special articles, including without limitation blood and reagents, must be inspected by the relevant inspection and quarantine authorities and be approved by the Ministry of Health or its local counterparts or other authorities, as the case may be.

Drug research

The PRC Drug Administration Law as promulgated by the Standing Committee of the National People’s Congress in 1984 and the Implementing Measures of the PRC Drug Administration Law as promulgated by the MOH in 1989 have set forth the legal framework for the establishment of pharmaceutical manufacturing enterprises, pharmaceutical trading enterprises and for the administration of pharmaceutical products, which includes the development, research and manufacturing of new drugs and medical preparations by medical institutions. The PRC Drug Administration Law also regulates the packaging, trademarks and advertisements of pharmaceutical products in the PRC.

Certain revisions to the PRC Drug Administration Law took effect in December 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure the quality and safety of pharmaceutical products for human use. The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medical preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisement of pharmaceutical products.

The PRC Drug Administration Implementing Rules promulgated by the State Council took effect in September 2002 to provide detailed implementing regulations for the revised PRC Drug Administration Law.

Safety, Health and Environmental Matters

Our operations and properties are subject to extensive environmental protection and health and safety laws and regulations. These laws and regulations govern, among other things, the generation, storage, handling, use and transportation of hazardous materials and the handling and disposal of hazardous and biohazardous waste generated at our facilities.

These laws and regulations generally impose liability regardless of the negligence or fault of a responsible party, unless it has legally defined immunities. These laws and regulations also require us to obtain permits from governmental authorities for certain operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Under certain environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third party waste disposal sites.

Although we believe that our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our business, results of operations or financial conditions, they may do so. We do not expect to incur material costs to comply with relevant environmental laws and regulations. Because the requirements imposed by these laws and regulations may change, however, we may be unable to accurately predict the cost of complying with these laws and regulations. In addition, although we believe that we currently comply with the standards prescribed by these laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In that event, we could be liable for any resulting damages, which could exceed our resources and harm our results of operations.

Trade Secrets

According to the Anti-unfair Competition Law of the PRC, the term “trade secrets” refers to technical information and business information which is unknown to the public, which has utility and may create business interest or profit for its legal owners or holders, and which is maintained as secrets by its legal owners or holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (a) to obtain the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (b) to disclose, use or permit others to use the trade secrets obtained illegally under item (a) above; or (c) to disclose, use or permit others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known the above-mentioned illegal conducts but nevertheless obtain, use or disclose such trade secrets of others, it may be deemed to have committed a misappropriation of others’ trade secrets. The parties being misappropriated may petition for administrative corrections, and competent regulatory authorities may stop any illegal activities and may fine infringing parties in the amount of RMB10,000 to RMB200,000. Alternatively, persons being misappropriated may file lawsuits for damages caused due to the misappropriation of the trade secrets in a competent PRC court.

The measures to protect trade secrets include oral or written agreements or other reasonable measures to require the employees of or persons in business contact with legal owners or holders to keep such trade secrets confidential. As soon as the legal owners or holders request others to keep the trade secrets confidential and adopt reasonable protection measures, the requested persons shall bear the liability to keep the trade secrets confidential.

Animal Test Permit and Other Related Regulatory Requirements

According to the Administrative Measures on Certificate for Animal Experimentation (Trial), it is mandatory to obtain a Certificate for Use of Laboratory Animals to carry out animal experimentation. Applicants must satisfy the conditions as follows: (1) laboratory animals must be qualified and from entities that have Certificates for Production of Laboratory Animals; (2) environment and facilities for laboratory animals’ living and propagating must meet state requirements; (3) laboratory animals’ feed must meet state requirements; (4) workers feeding or experimenting on laboratory animals must have received professional training; (5) management systems must be effective and efficient; and (6) other requirements as stipulated by PRC laws and regulations.

Other National and Provincial Level Laws and Regulations in China

We are subject to evolving regulations under many other laws and regulations administered by PRC governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business.

We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations.

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local counterparts. Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local counterparts. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local counterparts and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE or its local counterparts, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

•	the Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended;

•	the Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended;

•	the Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended; and

•	the Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended.

Under these laws and regulations, Sino-foreign equity joint venture enterprises and wholly foreign owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, it may, upon a board resolution, set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other four operating subsidiaries in China are equity joint ventures which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE or its local counterparts in connection with their investment in us. If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the six PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

Regulations on Employee Stock Incentive Plan

According to the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China, or PBOC, on December 25, 2006 and its Implementation Rules issued by SAFE on January 5, 2007, both of which took effect on February 1, 2007, collectively known as the Forex Measures, employee stock ownership plans or stock option plans of overseas listed companies in which PRC individuals participate shall be approved by SAFE or its authorized branch before foreign exchange matters involving these plans can be settled.

On March 28, 2007, SAFE released detailed registration procedures for employee stock ownership plans or share option plans to be established by overseas listed companies and for individual plan participants, known as Option Plan Registration Rules. Any failure to comply with the Option Plan Registration Rules may affect the effectiveness of the employee stock ownership plans or share option plans and subject the plan participants, the company offering the plans or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime.

Because we are listed on the NYSE, we may be subject to the Forex Measures and Option Plan Registration Rules and will need to be in compliance with the procedures provided therein.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, purports to require an offshore special purpose vehicle, or SPV, formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Rule to overseas listings of offshore SPVs.

Our PRC counsel, Commerce & Finance Law Offices, advised us that, based on its understanding of the current PRC laws, regulations and rules, it was not necessary for us to obtain the CSRC’s approval for our initial public offering because we obtained approval from relevant authorities for the acquisition of our operating subsidiaries in the PRC before September 8, 2006, the effective date of the New M&A Rule.

A copy of Commerce & Finance’s legal opinion regarding the New M&A Rule is filed as an exhibit to our initial public offering registration statement on Form F-1.

Company Law

In October 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company law, which substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited liability companies and companies limited by shares.

WXAT is governed by both the PRC Company Law and the WFOE Law and its implementation rules and other five operating subsidiaries are governed by both the PRC Company Law and the EJV Law and its implementation rules. The Amended PRC Company Law eliminates a restriction which limited the amount of equity investments that a company could make to a maximum of 50% of such company’s net assets. With the removal of such a restriction our operating subsidiaries in China may have more flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited liability companies. As a result, subject to industry limitations, WXAT may acquire 100% of the equity interest in a PRC limited liability company and become the sole shareholder of such limited liability company. The amended PRC Company Law includes requirements about the establishment of supervisory committee.

Regulations in the United States and Other Jurisdictions

The services performed by us are subject to various regulatory requirements in the United States and other countries designed to ensure the safety, effectiveness, quality and integrity of pharmaceutical products, including drugs and medical devices. In the United States, the regulations are primarily the Federal Food, Drug and Cosmetic Act and associated GLP and GMP regulations which are administered by the U.S. FDA in accordance with current industry standards. These regulations apply to all phases of drug and medical device development, testing, manufacturing and record keeping, including personnel, facilities, equipment, control of materials, processes and laboratories, packaging, labeling, storage and distribution. Noncompliance with GLPs or GMPs by us in a project could result in disqualification of data collected by us in the project. Material violation of GLP or GMP requirements could result in additional regulatory sanctions, imposition of fines, and in severe cases could result in a mandated closing of our facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our United States laboratories and facilities are subject to regulation under federal, states and local laws relating to the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials, the surface and air transportation of laboratory specimens, and the safety and health of employees. Although we believe that we are currently in compliance in all material aspects with such federal, state and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

The United States Animal Welfare Act, or AWA, governs the care and use of certain species of animals used for research. The United States Congress has passed legislation which excludes laboratory rats, mice and chickens use for research from regulation under the AWA. As a result, some of our United States animal model activities are not subject to regulation under the AWA. For regulated species, the AWA and attendant Animal Care regulations require producers and users of regulated species to provide veterinary care and to utilize specific husbandry practices such as cage size, shipping conditions, sanitation and environmental enrichment to assure the welfare of these animals. Although we believe that we comply with licensing and registration requirement standards set by the United States Department of Agriculture for the care and use of regulated species, failure to comply could subject us to denial of the right to conduct business, fines, penalties and other enforcement actions.

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through five operating subsidiaries in China and one operating subsidiary in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our five operating subsidiaries in China, directly or indirectly, through WuXi AppTec (BVI) Inc., or WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004 under the name WuXi PharmaTech (BVI) Inc., with no significant assets and or operations of its own. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WuXi AppTec Co., Ltd., or WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd., in Wuxi, China. Immediately prior to becoming a wholly-owned subsidiary of WXAT BVI, WXAT was an equity joint venture held by three immediate shareholders: (i) ChinaTechs Inc., or ChinaTechs, a company owned and controlled by our founders and certain of our shareholders, Dr. Ge Li, Dr. Ning Zhao, Mr. Xiaozhong Liu, Mr. Tao Lin, Mr. Zhaohui Zhang, Mr. Peng Li and Mr. Walter Greenblatt, (ii) Jiangsu Taihushui Group Company, or THS, incorporated in the PRC, and (iii) Dr. John J. Baldwin, one of our directors until July 2007, each of whom held 55.54%, 39.46% and 5% equity interests in WXAT, respectively. In March 2001, WXAT established a Shanghai branch, known as WXAT Shanghai Branch, in Shanghai Waigaoqiao Free Trade Zone.

To effect our offshore reorganization, effective July 13, 2005, WXAT BVI and WXAT’s shareholders, together with new third party investors, undertook a series of interrelated transactions whereby WXAT BVI: (i) issued 155,500,000 and 14,000,000 ordinary shares to ChinaTechs and Dr. John J. Baldwin, respectively, in exchange for approximately 60.54% of the outstanding equity interests in WXAT, (ii) issued to the new third party investors 30,940,000 Series A preference shares for $2,210,000 in cash, (iii) issued 79,560,000 ordinary shares, or approximately 28.41% of the outstanding equity interests of WXAT BVI, to the new investors to be held for the benefit of THS shareholders, and (iv) acquired THS’s remaining interest in WXAT, representing 11.05% of WXAT’s outstanding equity interests, for $2,210,000 in cash. After the reorganization, WXAT BVI owned 100% of the equity of WXAT. The new investors agreed to temporarily hold the 79,560,000 ordinary shares on behalf of THS shareholders to facilitate the reorganization. As a PRC company with PRC nationals as shareholders, neither THS nor its shareholders were initially able to take title to WXAT BVI’s ordinary shares in a timely manner due to PRC law. In October 2006, the ordinary shares held for the benefit of the THS shareholders were transferred to Rexbury, a Hong Kong company established by the shareholders of THS.

We have four other operating subsidiaries in China which we, directly and indirectly, hold a combined 100% equity interest. In 2002 and 2003, WXAT established two domestic subsidiaries, WASH and STA. WXAT held a 90% equity interest in each of WASH (with the remaining 10% equity interest held by Wuxi Century Biology Company) and STA (with the remaining 10% equity interest held by WASH). Through a series of restructurings in 2006, WXAT BVI then acquired a 30% equity interest in each of WASH (with the remaining 70% equity interest held by WXAT) and STA (with the remaining 70% equity interest held by WASH), respectively. As a result, WASH and STA were converted from purely domestic companies into equity joint ventures. Following a capital increase in 2008, WXAT BVI’s holdings increased to 48.32% of the equity interest of WASH and 45% of the equity interest of STA, and WXAT’s holdings decreased to 51.68% of the equity interest of WASH and 55% of the equity interest of STA. WXAT BVI wholly owns, directly or indirectly, two additional subsidiaries: (i) WATJ, located in Tianjin, which was established in June 2006 under the name Tianjin PharmaTech Co., Ltd., and in which WXAT BVI holds a 45% equity interest and WXAT holds a 55% equity interest in, respectively, and (ii) WASZ, located in Suzhou, which was established in October 2006 under the name Suzhou PharmaTech Co., Ltd., and in which WXAT BVI holds a 53.33% equity interest and WXAT holds a 46.67% equity interest. We previously had an additional subsidiary in China, Shanghai PharmaTech Chemical Technology Co., Ltd., or SHCT, located in Shanghai, however SHCT was dissolved in November 2007 due to inactivity.

We undertook a separate restructuring in anticipation of our initial public offering, involving a holding company we incorporated in the Cayman Islands on March 16, 2007. This holding company became our ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXAP BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXAP BVI.

In December 2007, in connection with our acquisition of AppTec, we incorporated two U.S. subsidiaries: (i) Paul (US) Holdco., Inc., or Holdco, a Delaware corporation wholly owned by us, and (ii) Paul Acquisition Corporation, or PAC, a Delaware corporation wholly-owned by Holdco. In January 2008, we completed the acquisition of AppTec, whereby PAC merged with and into AppTec Laboratory Services, Inc., or ALS, a Delaware corporation, with ALS continuing as the surviving corporation. Following the acquisition, we changed the name of ALS to “WuXi AppTec, Inc.”, Holdco to “WuXi AppTec Holding Company, Inc.”, WXAT BVI, which was originally WuXi PharmaTech (BVI) Inc., to “WuXi AppTec (BVI) Inc.”, and WXAT, which was originally WuXi PharmaTech Co., Ltd, to “WuXi AppTec Co., Ltd.”

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries as of the date of this annual report on Form 20-F:

D. Property, Plant and Equipment

We currently conduct our laboratory and manufacturing activities in six primary facilities:

•

A 630,000 square-foot R&D center in Shanghai Waigaoqiao Free Trade Zone, primarily for laboratory services. We own approximately 400,000 square feet of the Waigaoqiao facility, part of which is currently mortgaged to China Construction Bank to secure a RMB33 million maximum amount loan agreement for a term of three years, ending in April 2009. We lease the remaining 230,000 square feet of the facilities in Waigaoqiao for varying lease terms.

•	A 130,000 square-foot R&D center in Tianjin, mainly focused on our discovery chemistry services. The lease for this center expires in 2016.

•	A 220,000 square-foot manufacturing plant in the Jinshan Chemical Industry Development Zone of Shanghai, mainly focused on advanced intermediates and API manufacturing. We own this facility.

•

A 63,000 square-foot FDA-registered and AAALAC-accredited R&D and manufacturing center in St. Paul, Minnesota, mainly focused on in vitro and in vivo biocompatibility, toxicology, and process development and cGMP manufacturing for tissue-based products. The lease for this center expires in March 2018.

•

A 75,000 square-foot FDA-registered R&D and manufacturing center in Philadelphia, Pennsylvania, for process development and cGMP manufacturing for biopharmaceuticals and related cellular therapeutics, cell biology, molecular biology, virology, analytical services and viral clearance studies. The lease for this center expires in 2017.

•

A 46,000 square-foot FDA-registered testing center in Atlanta, Georgia, mainly focused on microbiology, medical device chemistry, sterilization validation and package testing. The lease for this center expires on July 1, 2013.

In addition, we lease a 13,000 square-foot toxicology facility in Xishan, Suzhou. We lease a 22,000 square- foot cGMP-quality pilot lab facility located near our main facility in Shanghai Waigaoqiao Free Trade Zone, focused on formulation projects for Phase I to II clinical trials material manufacturing. We are also expanding our Jinshan facility to quadruple its manufacturing capacity and are constructing a comprehensive preclinical drug safety evaluation center in Suzhou, which is expected to focus primarily on preclinical research, and we are in the process of obtaining the relevant construction permits for constructing the facilities. Our capital expenditures were $9.1 million, $26.9 million and $41.0 million in 2005, 2006 and 2007, respectively, and are primarily related to the expansion of our Jinshan facility and construction of the preclinical drug safety evaluation center in Suzhou, each of which will total up to $40 million.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3.A, “Key Information—Selected Financial Data” and WuXi’s and AppTec’s audited financial statements and the unaudited pro forma condensed combined financial data and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. See “Introduction—Forward Looking Statements.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D, “Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. In this section, when we refer to “WuXi,” we are referring to our company before taking into account the AppTec acquisition we completed in January 2008, and when we refer to our “China-based” business, we are referring to our historical business going forward, before taking into account the AppTec acquisition.

A. Operating Results

Overview

We are a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the R&D process to pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cost of drug and medical device R&D by providing cost-effective and efficient outsourcing solutions.

We group our operations into two segments: laboratory services and manufacturing services. Through 2007, our laboratory services segment consisted of discovery chemistry, service biology, toxicology, pharmaceutical development and analytical services, while our manufacturing services segment focused on advanced intermediates and APIs. With the AppTec acquisition in January 2008, we expanded our laboratory services segment to include biopharmaceutical and medical device testing and other related contract R&D, and expanded our manufacturing services segment to include biologics-based manufacturing, testing and related services.

We have developed broader and more integrated customer relationships through our expanded capabilities and services throughout the drug and medical device R&D process. In 2007, WuXi provided services to more than 80 pharmaceutical and biotechnology customers, including nine of the top ten pharmaceutical companies, as measured by 2007 total pharmaceutical only revenues. Most of our customers return to us for additional and often larger and longer-term projects, and each of WuXi’s top ten customers over the last three years continues to be our customer today. The AppTec acquisition added more than 700 biopharmaceutical and medical device companies to our customer base, further expanding our addressable market size.

We have benefited and expect to continue to benefit significantly from growth trends in the global pharmaceutical and biotechnology R&D outsourcing industry. With the AppTec acquisition, we also anticipate benefiting from growth trends in the global medical device R&D outsourcing industry. The need to shorten the time to market and lower the cost of drug and medical device development, the unmet medical needs of a growing and aging population, technological innovations that are increasing the number of qualified leads suitable for further evaluation, heightened regulatory and safety standards, and increasing biotechnology, pharmaceutical and medical device industry demands are driving these growth trends.

We intend to focus on successfully integrating the AppTec services and operations and continuing to expand our service offerings, particularly in the preclinical development, formulation and manufacturing areas. In 2007, we began to offer preclinical development services, such as DMPK, general toxicology and pharmaceutical development services and clinical trial material manufacturing. We are also expanding our capacity and facilities. We are expanding our Jinshan facility to quadruple its manufacturing capacity, and are constructing a preclinical drug safety evaluation center in Suzhou.

Our net revenues increased from $33.8 million in 2005 to $69.9 million in 2006 and $135.2 million in 2007, representing a two-year 100.0% CAGR and 93.3% year-over-year growth from 2006 to 2007. Our net income increased from $6.1 million in 2005 to $8.9 million in 2006 and $33.9 million in 2007, representing a two-year 135.7% CAGR and 283.0% year-over-year growth from 2006 to 2007. Our historical growth is attributable primarily to an increased customer base and resulting projects, expanded capacity, increased service offerings, and the continued focus on obtaining long-term, integrated customer service contracts. On an unaudited pro forma basis to give effect to the AppTec acquisition as if it had occurred on January 1, 2007, our 2007 net revenues would have been $205.5 million and our net income would have been $34.7 million.

Our gross margins were 54.1% in 2005, 49.1% in 2006 and 46.5% in 2007. We expect downward gross margin pressure on our manufacturing services segment growth as a percentage of net revenues, which typically has a lower gross margin than our laboratory services segment. Moreover, we expect that the anticipated manufacturing projects at our expanded Jinshan facility will lower our gross margins as we evolve our business from small-scale, discrete projects to large scale, higher-volume projects and as we begin to recognize depreciation on the completed facility. Furthermore, we expect overall gross margin pressure in 2008 as we integrate the AppTec acquisition. On an unaudited pro forma basis to give effect to the AppTec acquisition as if it had occurred on January 1, 2007, our 2007 gross margin would have decreased to 37.7% due to lower gross profit contribution from AppTec’s business. We expect to partially offset these gross margin pressures by expanding our laboratory services segment into higher margin areas such as preclinical and service biology offerings, increasing capacity utilization and continuing to improve management operational efficiencies. Despite the potential for lower gross margins, we believe that a broader manufacturing business enhances revenue stability and predictability and enables us to continue to increase our revenues and net income.

Net Revenues

Our net revenues represent our total revenues from operations, less sales taxes. We generated most of our total net revenues over the last three years from U.S.-based customers, and we expect this to continue in 2008.

Laboratory services

We derive our China-based laboratory services revenues primarily from our discovery chemistry services on a fee-for-service basis, FTE basis or a combination thereof. From an operational perspective, there is no difference between our scientists and other employees that work on an FTE basis and those that work on a fee-for-service basis. All are our full-time employees. However, FTE arrangements differ from conventional fee-for-service arrangements in that we provide a dedicated team of scientists for a specific customer’s needs for a period of time. The customer pays a fixed rate per FTE regardless of the workload, overtime or how the assignment may change, as determined in each contract, and generally includes the materials costs incurred. While our per-FTE fixed rate has remained relatively stable in recent years, our underlying labor costs per scientist have increased in line with overall increases in labor costs in China, creating margin pressures. We previously derived a significant portion of our laboratory services revenues from FTE-based discovery chemistry services, as we expanded our customer base and the scope of services provided to existing customers. However, we expect FTE-based revenues to decrease as a percentage of revenues because of the AppTec acquisition and as we expand into higher margin areas such as service biology, toxicology and bio-analytical services where project-based contracts are more common and preferred. We also expect to secure more multi-year contracts with our customers, which we believe will increase revenue stability and predictability.

We derive our China-based fee-for-service revenues primarily from our discovery chemistry services. A significant portion of our net revenues from these services are typically contingent on success and are often structured as fixed price or fee-for-service with a cap. We primarily perform the laboratory services we added with AppTec acquisition on a fee-for-service basis.

We also derive limited revenues from our China-based service biology, pharmaceutical development and analytical services on a combination of FTE and fee-for-service basis. Although aggregate revenues from these services represented only 1.8%, 1.1% and 3.8% of our total net revenues in 2005, 2006 and 2007, respectively, we expect that these services will increasingly contribute to revenue growth, particularly as our service biology offerings gain acceptance with our customer base. The addition of biopharmaceutical and medical device testing, contract R&D from the AppTec acquisition further expands our laboratory service offerings.

Manufacturing services

We derive our China-based manufacturing services revenues from chemistry-based manufacturing of advanced intermediates and APIs on a fee-for-service basis. We completed construction of our Jinshan facility in June 2004, and through 2005 our major customers performed audits to determine the facility met their requirements. Manufacturing services segment revenues began increasing significantly in 2006 and 2007. We anticipate continuing to increase manufacturing services revenues as a percentage of total net revenues as our customers move their development programs forward, leading to more large-scale, higher-volume manufacturing projects. With the AppTec acquisition, our manufacturing services now include biologics-based manufacturing, testing and related services.

Cost of Revenues

Laboratory services

Cost of laboratory services consists primarily of (i) labor, including salaries and benefits such as bonuses for employees who provide laboratory services, (ii) raw materials, including catalysts, solutions, reagents and solvents and lab supplies, and (iii) overhead, including primarily costs allocated to the internal support component of our analytical services department; direct depreciation and associated direct expenses and salaries and benefits for employees associated with our health, safety, environmental, quality control, quality assurance, engineering, warehouse and procurement departments; depreciation for our primary facility, property, plant and equipment; and utilities.

We expect labor costs to increase substantially in absolute terms due to the AppTec acquisition and as we significantly increase headcount for our China-based operations to meet anticipated growth. Rising labor costs in China and higher labor costs for our U.S.-based scientists will increase our near-term labor costs as a percentage of total laboratory services segment net revenues, partially offset by improved productivity from our scientists and by entering into and expanding higher margin services.

We expect raw material costs to increase substantially in absolute terms as we increase net revenues, and as the Renminbi continues to appreciate. However, we expect near-term raw materials costs, as a percentage of total laboratory services segment net revenues, to remain relatively stable due to steps we are taking to control raw materials costs, such as improving raw material use efficiencies and gaining from economies of scale from increasing sales, size and scope of services.

We expect overhead costs to increase substantially in absolute terms as we are expanding our facilities, purchasing new equipment and increasing supporting staff to satisfy future business needs. However, we expect overhead costs, as a percentage of total laboratory services segment net revenues, to remain relatively stable due to improving our laboratory facility utilization, and gaining from economies of scale from increasing sales, size and scope of services.

Manufacturing services

Cost of manufacturing services consists primarily of (i) overhead, consisting primarily of facility depreciation, costs of our quality control and quality assurance departments and R&D, and (ii) raw materials used in manufacturing. We expect near-term overhead costs to increase in absolute terms primarily due to business growth and depreciation of our expanded Jinshan manufacturing facility. However, we expect increased capacity utilization to cause a decline in overhead costs as a percentage of manufacturing services segment net revenues as we benefit from increased capacity utilization. We expect near-term raw materials costs to increase significantly in absolute terms due to the AppTec acquisition and as our manufacturing services business expands.

Cost of revenues also includes an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform. See “— Critical Accounting Policies—Share-Based Compensation Expenses.”

Gross Profit and Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Periodic changes in our gross profit and margin are primarily driven by our service mix and pricing, as well as exchange rate fluctuations. We expect downward gross margin pressure in our China-based business due to anticipated manufacturing services segment growth as a percentage of total revenues. Manufacturing services is a volume-based business and typically has a lower gross margin than our laboratory services segment. While we anticipate that our move from small-scale, discrete projects to large scale, higher- volume projects at our Jinshan facility will enhance revenue stability, large-scale projects typically have lower gross margins. We also expect that anticipated Renminbi appreciation relative to the U.S. dollar will negatively impact our gross margin. Moreover, the gross margin on AppTec services was 27.0% in 2007, significantly lower than the 46.5% gross margin in 2007 prior to the AppTec acquisition. We expect to partially offset these gross margin pressures by expanding our laboratory services segment into higher margin areas such as our preclinical and service biology offerings, and by increasing capacity utilization at our facilities and continuing to improve management operational efficiencies.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of export agent fees and freight charges related to samples and products shipped to our customers and salaries and benefits for our customer service department. We anticipate expanding our selling and marketing efforts in the U.S., Europe and Japan to grow our business. We expect selling and marketing expenses to increase as a percentage of net revenues due primarily to higher selling and marketing expenses associated with our AppTec acquisition and our efforts to promote cross-selling. We also expect that selling and marketing expenses will include an allocation of share-based compensation charges based on the nature of the work which certain employees were assigned to perform.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salary and welfare funds, plus bonuses for senior management, and all employees in our administration departments including finance, human resources, executive office, legal, information technology and public/investor relations; legal counseling and auditing fees, and (ii) depreciation and amortization of our intangible assets. General and administrative expenses include, and are offset by, government cash subsidies for our general use, which are awarded at the discretion of local authorities. General and administrative expenses also include an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform. See “— Critical Accounting Policies — Share-Based Compensation Expenses.”

We expect our general and administrative expenses to increase in absolute terms as our business expands. We plan on hiring additional senior executives and management as we grow our business. We are also incurring costs related to U.S. securities law reporting compliance, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which will require that our 2008 annual report on Form 20-F include our management’s report on internal control over financial reporting and an attestation by our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting. We are also incurring general and administrative costs relating to the integration of the AppTec acquisition. However, as a percentage of revenues, we expect general and administrative expenses to remain relatively stable.

Other Income

Other income consists primarily of rental income derived from leasing excess office space, net foreign exchange gains and gains recognized on the fair value of foreign exchange forward contracts.

Other Expenses

Other expenses primarily consists of net foreign exchange losses and losses recognized on the fair value of foreign exchange forward contracts.

Interest Expense

Interest expense consists of interest expense associated with loan finance costs and interest expense related to a financing arrangement related to our primary facility in Shanghai Waigaoqiao Free Trade Zone. In March 2006, we cancelled the financing arrangement and fully repaid the indebtedness in June 2007. On February 9, 2007, we issued $40.0 million notional amount of convertible notes. The note holders were entitled to stated interest of 5% per year on the principal amount of the note calculated from the issuance date through our initial public offering on August 9, 2007. Interest ceased accruing on the notes on August 9, 2007.

Interest Income

Interest income consists of income earned on cash and cash equivalents and restricted cash.

Taxes and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our intermediate offshore holding company, WXAT BVI, is incorporated in the British Virgin Islands.

Under the current laws of the British Virgin Islands, WXAT BVI is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

United States

Corporations with operations in the United States are subject to a 34% or 35% federal tax rate, and state taxes, net of a federal tax benefit, generally range from an estimated 4% to 7%, but we enjoy an exemption in the state of Pennsylvania which lowers state taxes to an estimated 1% to 2% rate. The 2007 federal tax rate for AppTec was 34%. As of December 31, 2007, AppTec had federal and state net operating losses $13.9 million and $8.9 million, respectively, that we expect to be available to offset future U.S. taxable income.

PRC

Before January 1, 2008, China had a dual tax system that contained one set of tax rules for PRC domestic enterprises and one for foreign investment enterprises, or FIEs. Though both domestic enterprises and FIEs were subject to the same income tax rate of 33%, there were various preferential tax treatments that were generally only available to FIEs, which results in the effective tax rates of FIEs being generally lower than those of domestic enterprises.

All of our PRC subsidiaries were FIEs that were eligible to receive certain preferential tax treatments, in the form of reduced tax rates and/or tax holidays pursuant to certain PRC tax laws and regulations effective before January 1, 2008. WXAT was an FIE engaged in manufacturing businesses with a business term of over ten years and located in the Wuxi Taihu National Tourist Resort Zone, and as such its head office was granted a two-year exemption from enterprise income tax beginning from its first profitable year and a 12% enterprise income tax rate for the subsequent three years followed by a three-year 12% tax rate so long as it continues to qualify as an “advanced technology enterprise with foreign investment.” The Shanghai branch of WXAT located in Shanghai Waigaoqiao Free Trade Zone was granted to a two-year exemption from enterprise income tax beginning from its first profitable year and a 7.5% enterprise income tax rate for the subsequent three years followed by a three-year 10% tax rate so long as WXAT continues to qualify as an “advanced technology enterprise with foreign investment.” WASH was an FIE engaged in manufacturing businesses with a business term of over ten years and located in Shanghai Waigaoqiao Free Trade Zone, and as such it is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year and a 7.5% enterprise income tax rate for the subsequent three years. Subject to confirmation by local tax bureaus, STA, WATJ and WASZ might be entitled to reduced tax rates and/or tax holidays.

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Therefore, subject to the transitional phase-out rules, WXAT and WASH are still entitled to their preferential tax treatments. As enterprises established prior to the promulgation of the New EIT Law, STA, WATJ and WASZ are entitled to apply for the tax preferential treatment under the effective tax laws, which shall also be subject to the transitional phase-out rules. In addition, based on the new tax law, an enterprise that is entitled to preferential treatment in the form of enterprise income tax reduction or a tax holiday exemption, but has not been profitable and, therefore, has not enjoyed such preferential treatment, would have to begin its tax holiday exemption in the same year that the new tax law goes into effect, i.e. 2008. As such, certain subsidiaries will begin their tax holiday exemptions in 2008 even if they are not yet cumulatively profitable at that time.

The New EIT Law and its implementing rules permit certain “high-technology enterprises” to enjoy a reduced 15% enterprise income tax rate, although they do not specify the qualification criteria. Pending promulgation of detailed qualification criteria, we cannot assure you that WXAT and WASH will qualify as high-technology enterprises under the New EIT Law. Preferential tax treatments granted to our subsidiaries by the local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly owned subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

Because we are a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries described above. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax arrangement. We expect that such 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries, but this treatment will depend on our status as a non-resident enterprise. For detailed discussion of PRC tax issues related to resident enterprise status, see Item 3.D. “Key Information—Risk Factors—Risks Relating to China—Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” We do not currently intend to declare dividends for the foreseeable future.

Since inception, we have enjoyed either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for these financial incentives, which is subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for so long as we continue to receive these financial incentives, our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operating related factors we may otherwise experience. See Item 3.D., “Key Information—Risk Factors—Risks Relating to China—The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.”

Our effective tax rate was 14.9% in 2005, 4.3% in 2006 and 4.2% in 2007. These historical effective tax rates reflect only our China-based operations.

WuXi Results of Operations

The following table sets forth a summary of WuXi’s consolidated results of operations by amount and as a percentage of WuXi’s total net revenues for the years ended December 31, 2005, 2006 and 2007. You should read this information together with WuXi’s audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. WuXi’s historical operating results are not necessarily indicative of our future China-based results.

	Year Ended December 31,
	2005		2006		2007
	Amount	Net Revenues %	Amount	Net Revenues %	Amount	Net Revenues %
	( dollars in millions)
Net revenues	$33.8	100.0%	$69.9	100.0%	$135.2	100.0%
Cost of revenues	(15.5)	45.9	(35.6)	50.9	(72.3)	53.5

Gross profit	18.3	54.1	34.3	49.1	62.9	46.5
Operating expenses:
Selling and marketing	(1.0)	3.0	(1.9)	2.6	(2.4)	1.8
General and administrative . .	(8.5)	25.1	(22.3)	31.9	(30.3)	22.4

Total operating expenses	(9.5)	28.1	(24.2)	34.5	(32.7)	24.2

Other income	0.3	0.8	0.5	0.7	2.7	2.0
Other expenses	(0.6)	1.8	(0.5)	0.7	(0.3)	0.2
Interest expense	(1.3)	3.8	(1.1)	1.6	(1.2)	0.9
Interest income	*	0.1	0.3	0.3	4.0	3.0
Income tax expense	(1.1)	3.2	(0.4)	0.6	(1.5)	1.1

Net income(1)	6.1	18.1%	8.9	12.7%	$33.9	25.1%

*	Less than $50,000.
(1)	Including total share-based compensation charges of $3.1 million in 2005, $8.4 million in 2006 and $10.7 million in 2007.

WuXi Comparison of 2005, 2006 and 2007

In this section, references to “we” and “our” are to WuXi, without taking into account AppTec, which we acquired in January 2008.

Net Revenues

The following table sets forth the percentage of WuXi’s net revenues and net revenues by segment for 2005, 2006 and 2007:

	Year Ended December 31,
	2005		2006		2007
	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %
	(dollars in millions)
Segment Data:
Laboratory services	$29.4	87.0%	$59.8	85.6%	$102.4	75.7%
Manufacturing services	4.4	13.0	10.1	14.4	32.8	24.3

Total net revenues	$33.8	100.0%	$69.9	100.0%	$135.2	100.0%

Our net revenues increased from $33.8 million in 2005 to $69.9 million in 2006 and $135.2 million in 2007, or 106.8% and 93.4%, respectively, primarily due to an increase in number of customers and the scope of services we provide, particularly in our laboratory services segment. Our total number of customers increased from 68 in 2005 to 70 in 2006 and 80 in 2007, while our average revenues per top-ten customer increased from $2.5 million in 2005 to $4.8 million in 2006 and $10.0 million in 2007.

Sales tax exemptions for total net revenues were $0.4 million in 2005, $3.0 million in 2006 and $5.0 million in 2007.

Laboratory services

Net revenues from our laboratory services segment increased from $29.4 million in 2005 to $59.8 million in 2006 and $102.4 million in 2007, or 103.4% and 71.3%, respectively. This increase was primarily due to FTE-based services revenues growing from $20.8 million in 2005 to $43.9 million in 2006 and $71.6 million in 2007, or 111.1% and 63.1%, respectively. Net revenues from our fee-for-service based services increased from $8.6 million in 2005 to $15.9 million in 2006 and $30.8 million in 2007, or 84.9% and 93.7%, respectively. The increased demand for our FTE-based services and our fee-for-service based services was primarily related to our discovery chemistry services.

	Year Ended December 31,
	2005		2006		2007
	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %
	(dollars in millions)
FIE	$20.8	70.7%	$43.9	73.4%	$71.6	69.9%
Fee-for-service	8.6	29.3	15.9	26.6	30.8	30.1

Total laboratory services revenues	$29.4	100.0%	$59.8	100.0%	$102.4	100.0%

Manufacturing services

Net revenues from our manufacturing services segment increased from $4.4 million in 2005 to $10.1 million in 2006 and $32.8 million in 2007, or 129.5% and 224.8%, respectively. Prior to June 2004, we had limited production capacity while we completed construction of our Jinshan manufacturing facility. During the rest of 2004 and throughout 2005, many of our customers conducted their quality assurance audits on our Jinshan facility. The increase from 2005 to 2006 and continuing in 2007 was primarily due to growing demand for manufacturing services once our customers satisfactorily completed their audits of our facilities.

Cost of revenues

The following table sets forth the percentage of our cost of revenues and cost of revenues by segment for 2005, 2006 and 2007:

	Year Ended December 31,
	2005		2006		2007
	Cost of Revenues	Cost of Revenues %	Cost of Revenues	Cost of Revenues %	Cost of Revenues	Cost of Revenues %
	(dollars in millions)
Segment Data:
Laboratory services	$12.8	82.6%	$26.5	74.5%	$52.4	72.5%
Manufacturing services	2.7	17.4	9.1	25.5	19.9	27.5

Total cost of revenues	$15.5	100.0%	$35.6	100.0%	$72.3	100.0%

Our total cost of revenues increased from $15.5 million in 2005 to $35.6 million in 2006 and $72.3 million in 2007, or 129.7% and 103.1%, respectively.

Laboratory services

The increases in our laboratory services segment cost of revenues were primarily due to increases in: (i) direct labor and related increases in salaries, benefits and associated payments, accounting for 35%, 33% and 35% of segment costs in 2005, 2006 and 2007, respectively, reflecting primarily increased headcount, (ii) raw materials, accounting for 32%, 31% and 36% of segment costs in 2005, 2006 and 2007, and (iii) overhead, accounting for 33%, 36% and 29% of segment costs in 2005, 2006 and 2007, respectively, reflecting primarily new investments in our property, plant and equipment and higher related depreciation costs. The downward pressure on laboratory services segment gross margin was partially offset by improving laboratory facility utilization, economies of scale and scope of services.

Manufacturing services

The increases in our manufacturing services segment cost of revenues were primarily due to increases in: (i) overhead, accounting for approximately 59%, 56% and 50% of segment costs in 2005, 2006 and 2007, respectively, reflecting increased supporting production headcount, particularly from 2005 to 2006, and increased depreciation charges relating to our Jinshan facility, and (ii) raw materials, accounting for approximately 34%, 37% and 46% of segment costs in 2005, 2006 and 2007 respectively, which was a result of the overall increase in our business over the period.

Cost of revenues also included an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform, which amounted to $0.4 million, $0.5 million and $2.1 million in 2005, 2006 and 2007, respectively.

Gross Profit and Margin

Our gross profit increased from $18.3 million in 2005 to $34.3 million in 2006 and $62.9 million in 2007, or 87.4% and 83.4%, respectively. The increases were due to increased revenues for both of our business segments, particularly our laboratory services segment and FTE revenues. Overall gross margin decreased from 54.1% in 2005 to 49.1% in 2006 and 46.5% in 2007. Gross margin for our laboratory services segment decreased from 56.5% in 2005 to 55.7% in 2006 and 48.8% in 2007. The gross margin decrease in 2007 was primarily due to Renminbi appreciation, investment in our laboratory facility expansion and equipment and an increase in scientific staff.

Gross margin for our manufacturing services segment decreased from 37.8% in 2005 to 10.4% in 2006 and increased to 39.3% in 2007. The decrease in our manufacturing services segment gross margin in 2006 was primarily due to increased overhead costs without a commensurate revenue increase. The increase in our manufacturing services segment gross margin in 2007 was primarily due to economies of scale and increased capacity utilization at our Jinshan facility.

Operating Expenses

Our operating expenses as a percentage of net revenues were 28.1% in 2005, 34.5% in 2006 and 24.2% in 2007. Our total operating expenses increased from $9.5 million in 2005 to $24.2 million in 2006 and $32.7 million in 2007, or 45.2%, 153.4% and 35.1%, respectively.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $1.0 million in 2005 to $1.9 million in 2006 and $2.4 million in 2007. Selling and marketing expenses as a percentage of net revenues declined from 3.0% in 2005 to 2.6% in 2006 and 1.8% in 2007, primarily because these costs are relatively fixed and do not increase in direct proportion to net revenues.

General and Administrative Expenses

Our general and administrative expenses increased from $8.5 million in 2005 to $22.3 million in 2006 and $30.3 million in 2007, or 161.7% and 35.9%, respectively. This increase was primarily due to (i) increased senior management and administrative employee headcount and associated expenses such as travel, (ii) professional services expenditures, such as auditing, legal consulting, insurance which increased after our initial public offering, and (iii) our leasing expenses, which are attributable to increased employee transportation and housing expenses as a result of the increase in our employee base over the periods presented. Our general and administrative expenses also included an allocation of our share-based compensation charges based on the nature of work which certain employees were assigned to perform, amounting to $2.7 million, $7.9 million and $8.6 million in 2005, 2006 and 2007, respectively. Our general and administrative expenses were partially offset by government cash subsidies, which decreased from $2.0 million in 2005 to $0.9 million in 2006 and $0.3 million in 2007. General and administrative expenses as a percentage of net revenues were 25.1%, 31.9% and 22.4% in 2005, 2006 and 2007, respectively.

Other Income

Our other income increased from $0.3 million in 2005 to $0.5 million in 2006 and $2.7 million in 2007, with the increase in 2007 reflecting primarily gains from foreign exchange forward contracts.

Other Expenses

Our other expenses decreased from $0.6 million in 2005 to $0.5 million in 2006 and $0.3 million in 2007, reflecting primarily foreign exchange losses.

Interest Expense

Our interest expense was $1.3 million in 2005, $1.1 million in 2006 and $1.2 million in 2007, primarily due to our financing arrangement for our primary facility in Shanghai Waigaoqiao Free Trade Zone, which commenced operation in January 2004. We cancelled the financing arrangement in March 2006 and fully repaid the indebtedness in June 2007.

Interest Income

Our interest income increased from $42,000 in 2005 to $0.3 million in 2006 and $4.0 million in 2007. This increase was primarily due to the increases in interest earned on increased balances of cash and cash equivalents and restricted cash.

Income Tax Expense

Our income tax expense was $1.1 million in 2005, $0.4 million in 2006 and $1.5 million in 2007. The decrease from 2005 to 2006 was primarily due to the tax holidays that we received. Our effective tax rate decreased from 14.9% in 2005 to 4.3% in 2006 and 4.2% in 2007.

Net Income

As a result of the foregoing, our net income increased from $6.1 million in 2005 to $8.9 million in 2006 and $33.9 million in 2007, reflecting 44.5% and 280.9% growth, respectively. This included total share-based compensation charges of $3.1 million in 2005, $8.4 million in 2006 and $10.7 million in 2007.

Income (loss) attributable to holders of ordinary shares, basic and diluted

In 2005, 2006 and 2007, we incurred deemed dividends on our preference shares as they included a beneficial conversion feature and due to our selling to the investors preference shares with a fair value significantly in excess of the cash purchase price. The decision to sell the preference shares at a discount was made in part in recognition of terms stemming from negotiations with the investors which began in 2004. These deemed dividends totaling $6.2 million, $43.3 million and $7.6 million in 2005, 2006 and 2007, respectively, resulted in reducing aggregate net income available to ordinary shares—basic to a loss of $0.1 million in 2005, a loss of $35.1 million in 2006 and a gain of $21.7 million in 2007. The aggregate net income available to ordinary shares—diluted was a loss of $0.1 million in 2005, a loss of $35.1 million in 2006 and a gain of $27.3 million in 2007. See “—Deemed Dividend on Issuance of Preference Shares” below and note 10 to WuXi’s consolidated financial statements.

Certain AppTec Historical Financial Information

The following is a discussion of certain AppTec income statement data for the years ended December 31, 2005, 2006 and 2007 derived from AppTec’s audited financial statements included elsewhere in this annual report on Form 20-F. We acquired AppTec in January 2008. We will include AppTec’s operating results in our consolidated operating results beginning February 1, 2008. Going forward, we do not intend to separately break out AppTec operating results. You should not view AppTec’s historical operating results as representative of our combined future operating performance or the AppTec’s operating performance on a standalone basis.

The following table sets forth the percentage of AppTec revenues for 2005, 2006 and 2007:

	Year Ended December 31,
	2005		2006		2007
	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %	Net Revenues	Net Revenues %
	(dollars in millions)
Laboratory services	$19.0	58.0%	$25.5	50.0%	$35.0	49.7%
Manufacturing services	13.7	42.0	25.5	50.0	35.3	50.3

Total net revenues	$32.7	100.0%	$51.0	100.0%	$70.3	100.0%

AppTec’s revenues increased from $32.7 million in 2005 to $51.0 million in 2006 and $70.3 million in 2007, representing a two-year 46.7% CAGR and 37.7% year-over-year growth from 2006 to 2007. Manufacturing services growth was particularly strong.

AppTec’s laboratory services revenues increased from $19.0 million in 2005 to $25.5 million in 2006 and to $35.0 million in 2007, or 34.7% and 36.9%, respectively. This increase was primarily due to an expanded scope of services, particularly in the areas of toxicology, increased acceptance of some of our newer tissue-based services, and broader geographic coverage, particularly in Europe and Asia.

AppTec’s manufacturing services revenues increased from $13.7 million in 2005 to $25.5 million in 2006 and to $35.3 million in 2007, or 86.2% and 38.5%, respectively. This increase was primarily due to increased biotech customer acceptance of our manufacturing services, particularly cell therapy services, and broader geographic coverage, particularly in Europe.

In comparison to WuXi, AppTec has a significantly larger number of customers, with its largest customers varying from year to year. In 2005, 2006 and 2007, AppTec’s 10 largest customers collectively accounted for 42%, 35% and 38%, respectively, of AppTec’s revenues. In 2007, AppTec’s largest customer accounted for $7.3 million, or 10.4%, of AppTec’s revenues, with no other customer accounting for more than 10% of AppTec’s 2007 revenues.

Cost of revenues

The following table sets forth the percentage of AppTec’s cost of revenues for 2005, 2006 and 2007:

	Year Ended December 31,
	2005		2006		2007
	Cost of Revenues	Cost of Revenues %	Cost of Revenues	Cost of Revenues %	Cost of Revenues	Cost of Revenues %
	(dollars in millions)
Laboratory services	$11.7	43.5%	$15.7	40.4%	$21.7	42.4%
Manufacturing services	15.1	56.5	23.2	59.6	29.6	57.6

Total cost of revenues	$26.8	100.0%	$38.9	100.0%	$51.3	100.0%

AppTec’s total cost of revenues increased from $26.8 million in 2005 to $38.9 million in 2006 and $51.3 million in 2007, or 45.8% and 31.7%, respectively. Total cost of revenues includes share-based compensation charges beginning in 2006 of $0.2 million and $0.1 million in 2007.

Laboratory services

Laboratory services cost of revenues consists primarily of (i) labor, including salaries and benefits such as bonuses for employees who provide laboratory services, (ii) raw materials and (iii) overhead, including direct depreciation and associated direct expenses and salaries and benefits for employees associated with AppTec’s health, safety, environmental, quality control, quality assurance, warehouse and procurement departments, depreciation for facilities, property, plant and equipment, and utilities. The increase in laboratory services cost of revenues resulted primarily from increased volume of services provided to customers. Cost of laboratory services revenues as a percentage of laboratory services revenues remained stable at 61.4% in 2005, 61.6% in 2006 and 62.2% in 2007.

Manufacturing services

Manufacturing services cost of revenues consists primarily of (i) labor, including salaries and benefits such as bonuses for employees who provide manufacturing services, (ii) overhead, consisting primarily of facility depreciation and costs allocated to the internal support component of AppTec’s quality control and quality assurance departments and R&D, and (iii) raw materials used in manufacturing. The increase in manufacturing cost of revenues resulted from additional salaries, benefits, supplies and depreciation of equipment required to support the revenue growth. Cost of manufacturing services revenues as a percentage of manufacturing services revenues decreased from 110.2% in 2005 to 91.0% in 2006 and 83.7% in 2007. The decrease was primarily due to economies of scale and increased capacity utilization at AppTec’s Philadelphia facility.

Gross Profit and Margin

AppTec’s gross profit increased from $5.9 million in 2005 to $12.1 million in 2006 and $19.0 million in 2007, or 103.9% and 57.1%, respectively. Overall gross margin increased from 18.2% in 2005 to 23.7% in 2006 and 27.0% in 2007. Gross margin for AppTec’s laboratory services remained relatively stable at 38.6% in 2005,

38.4% in 2006 and 37.8% in 2007. Gross margin for AppTec’s manufacturing services increased from (10.2)% in 2005 to 9.0% in 2006 and 16.3% in 2007.

Operating Expenses

The following table sets forth AppTec’s operating expenses for 2005, 2006 and 2007:

	Year Ended December 31,
	2005		2006		2007
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(dollars in millions)
Operating Expenses:
General and administrative	$5.2	16.0%	$6.6	13.0%	$8.3	11.8%
Selling and marketing	3.5	10.7	4.2	8.2	5.3	7.5

Total	$8.7	26.7%	$10.8	21.2%	$13.6	19.3%

General and Administrative Expenses

AppTec general and administrative expenses increased from $5.2 million in 2005 to $6.6 million in 2006 and $8.3 million in 2007. General and administrative expenses as a percentage of AppTec revenues declined from 16.0% in 2005 to 13.0% in 2006 and 11.8% in 2007 primarily because of improved operating leverage. Included in general and administrative expenses for 2006 and 2007 are share-based compensation charges of $65,000 and $41,000, respectively.

Selling and Marketing Expenses

AppTec selling and marketing expenses increased from $3.5 million in 2005 to $4.2 million in 2006 and $5.3 million in 2007. Selling and marketing expenses as a percentage of AppTec revenues declined from 10.7% in 2005 to 8.2% in 2006 and 7.5% in 2007, primarily because net revenue growth outpaced the growth in the variable expense component of sales and marketing expense and improved leverage over fixed expense components. Included in selling and marketing expenses for 2006 and 2007 are share-based compensation charges of $44,000 and $28,000, respectively.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We periodically evaluate these estimates and assumptions based on available information, our historical experiences and other factors that we deem to be relevant. As our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from our expectations. This is especially true with accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds.

For laboratory services provided on a fee-for-service or project basis, we recognize revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report. The service period required to complete such contracts is generally two to three months.

For laboratory services provided under a full time equivalent basis, or FTE based contracts, the customer pays a fixed rate per FTE and we recognize revenue as the services are provided. The FTE contracts do not require acceptance by the customer or fixed deliverables from us.

We provide manufacturing services to our customers, which involve the manufacture of advanced intermediates and APIs for R&D use. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred. We record deferred revenues for payments received from the customer prior to the delivery of the products.

Income Taxes

We follow the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are evaluated and, if realization is not considered to be “more-likely-than-not,” a valuation allowance is provided.

In the first quarter of 2007, we adopted the Financial Accounting Standards Board Interpretation, 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109”, or FIN 48.

Based on its FIN 48 analysis documentation, We have made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. The adoption of FIN 48 did not have material impact on our total liabilities or shareholders’ equity. We have no material uncertain tax positions as of December 31, 2007 or unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

Share-Based Compensation Expenses

FASB Statement No. 123 (Revised), “Share-Based Payment,” or SFAS 123R, requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the service period in which the award vests. The share-based compensation expenses have been categorized as either cost of revenues or general and administrative expenses. The table below sets forth the allocation of our share-based compensation charges on our cost of revenues and operating expense line items based on the nature of work which they were assigned to perform:

	Year Ended December 31,
	2005	2006	2007
	(in millions of dollars)
Cost of revenues	$0.4	$0.5	$2.1
General and administrative expenses	2.7	7.9	8.6

Total	$3.1	$8.4	$10.7

Total compensation expenses for the years ended December 31, 2005, 2006 and 2007 were $3.1 million, $8.4 million and $10.7 million, respectively.

With respect to options granted prior to our initial public offering, we determined the fair value of our ordinary shares by considering a number of factors, including the result of a third-party appraisal and an equity transaction of our company, while taking into account standard valuation methods and the achievement of certain events.

As a private company, we determined the fair value of our ordinary shares in connection with our share or option grants on each grant date with the assistance of American Appraisal China Limited, an independent third party. The valuation used was based on a combination of a market approach and an income approach.

The market approach focuses on comparing our company to comparable publicly traded companies. In applying this method, valuation multiples are (i) derived from historical operating data of comparable companies, (ii) evaluated and adjusted, if necessary, based on the strengths and weaknesses of our company relative to the selected guideline companies, and (iii) applied to the appropriate operating and future projected financial data of our company to arrive at an indication of fair market value for our equity.

In the income approach, equity value is dependent on the present value of future economic benefits such as cost savings, periodic income, or revenues. Indications of equity value are developed by discounting future net cash flows to their present value at a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. A discount rate is the expected rate of return that an investor would theoretically need to give up by investing in our company instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. In most circumstances, the discount rate is the weighted average cost of capital, which takes into account the cost of equity and the cost of debt. Our cost of equity was derived using the Capital Asset Pricing Model, which takes into account the risk-free interest rate and a required risk premium. Our required risk premium takes into account the equity risk premium, a small share premium and a country risk premium for China.

The valuation model then allocated the equity value between our ordinary shares and our preference shares. The fair value of the equity interest allocated to the preference shares was calculated using the option pricing method. The fair value of the ordinary shares was calculated as the residual, or the total equity value less the fair value of the preference shares. Under the option pricing method, we treated the preference shares as a call option on our equity value, with the exercise price based on the liquidation preference of the preference shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the expected life of the option, a risk-free interest rate, dividend yield and a measure of volatility. Because we were a private company, we approximated volatility using the historical volatility of comparable publicly traded companies.

With respect to options granted after May 18, 2007, we estimated the fair value of share options granted using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including the estimated expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimations are based on past employee retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options. Based on share options and nonvested restricted shares granted and outstanding as of December 31, 2007, and assuming no change in the estimated forfeiture rates, we expect total share-based compensation expense of $7.4 million, $3.1 million, $1.2 million and $0.1 million in 2008, 2009, 2010 and 2011, respectively.

B. Liquidity and Capital Resources

Our primary sources of liquidity for our China-based business has been cash generated from operating and financing activities, which have consisted of private placements of preference shares, our initial public offering and bank borrowings. As of December 31, 2007, we had $213.6 million in cash and cash equivalents. We used $137.3 million of our cash and cash equivalents on the AppTec acquisition, exclusive of acquisition-related expenses of $4.7 million. Our cash and cash equivalents consist of cash on hand. We expect to require cash to fund our ongoing business needs, particularly salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations, equipment purchases for our laboratory services segment, and expenditures related to our Jinshan and Suzhou expansion projects. We believe that our cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future, including the expansion of our manufacturing facilities in Jinshan and the construction of our preclinical drug safety evaluation center in Suzhou. The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2005	2006	2007
	(in millions of dollars)
Cash and cash equivalents	$4.9	$9.7	$213.6
Net cash provided by operating activities	9.1	15.3	65.2
Net cash used in investing activities	(11.2)	(26.2)	(44.2)
Net cash provided by financing activities	3.6	15.5	180.5

Operating Activities

Net cash provided by operating activities consists primarily of our net income increased by non-cash adjustments such as share-based compensation charges and depreciation of property, plant and equipment, as well as changes in assets and liabilities such as accounts receivable, accounts payable and inventory. Net cash provided by operating activities increased by $4.0 million, $6.3 million and $49.9 million in 2005, 2006 and 2007, respectively, primarily due to increases in net income. Our accounts receivable increased by $1.5 million, $7.8 million and $5.6 million in 2005, 2006 and 2007, respectively, primarily due to business growth and timing of revenue recognition and collection of accounts receivable. Our accounts payable increased by $0.3 million, $3.2 million and $1.8 million in 2005, 2006 and 2007, respectively, primarily due to increased purchases related to business growth and the timing of our payables. Our inventory balances increased by $2.4 million, $6.0 million and $3.1 million in 2005, 2006 and 2007, respectively, due primarily to increases in finished manufacturing goods for customers, as well as raw materials and consumable supplies.

Investing Activities

Net cash used in investing activities largely reflects our capital expenditures, which consist of purchases of property, plant and equipment made in connection with the expansion and upgrade of our laboratory and manufacturing facilities, purchases of intangible assets and purchase of land use rights. These capital expenditures were $9.1 million, $26.9 million and $41.0 million in 2005, 2006 and 2007, respectively. The increase in 2006 was primarily due to our repurchase of our primary facility at Shanghai Waigaoqiao Free Trade Zone. The increase in 2007 was primarily due to equipment purchases to support our laboratory services and construction at our Jinshan and Suzhou facilities. We expect our net cash used in investing activities over the next several years to increase significantly as we execute our expansion plan to further upgrade and expand our existing facilities, particularly our Jinshan facility manufacturing capacity expansion and construction of a preclinical drug safety evaluation center in Suzhou. See “—Capital Expenditures.”

Financing Activities

Net cash provided by financing activities in 2007 consists primarily of net proceeds from our initial public offering of $152.9 million and from our issuance of convertible notes for $40.0 million, offset by the repayments of short-term bank borrowings of $9.9 million. Net cash used in financing activities in 2006 was primarily attributable to our repayment of debt and bank borrowings of $4.6 million and shareholder dividend payments of $6.8 million, offset by net proceeds from our issuance and sale of Series B preference shares for $18.9 million and debt and bank borrowings of $10.0 million. Net cash used in financing activities in 2005 was primarily attributable to our repayments of debt and bank borrowings of $3.6 million and shareholder dividend payments of $1.7 million, offset by net proceeds from our issuance and sale of Series A preference shares for $2.2 million and debt and bank borrowings of $5.0 million.

After our initial public offering, we repaid most of our bank loans. As of December 31, 2007, we had one bank loan with a domestic PRC bank with an outstanding loan balance of $4.1 million. The interest rate for this loan at December 31, 2007 was 6.24%.

Our convertible notes are contingently convertible, in whole or in part, into our ordinary shares at the option of the note holders at any time. The notes are convertible into our ordinary shares at a conversion price of $1.575 per ordinary share, which is equal to $12.60 per ADS. The notes contain restrictions on major corporate actions that may limit the manner that we may conduct our business, including the payment of dividends to our shareholders. For so long as at least $20.0 million is outstanding, we may not, without the prior written consent of a majority in interest of the note holders, pay, in whole or in part, any indebtedness for borrowed money, other than all present and future bank and purchase money loans, equipment financings and equipment leasings, or declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment to the conversion ratio is made in accordance with the terms of the notes. The notes are recorded as a long-term liability without any substantial premium or discount.

We are in compliance with all financial covenants contained in our debt and bank borrowing facilities.

Legal Restrictions on the Ability of Subsidiaries to Transfer Funds

For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information—Dividend Policy.”

Deemed Dividend on Issuance of Preference Shares

2005 and 2006

We began negotiating with our initial group of international investors in 2004. In the course of related negotiations, we reached an understanding to issue our Series A and Series B preference shares for cash proceeds of $2.2 million and $19.2 million, respectively. These investments closed in August 2005 and June 2006, respectively. Given the strategic value of the investments, we did not seek to renegotiate the sales price of our preference shares, notwithstanding the increase in the value of our company over time. As such, we recognized the discount between the fair value of our preference shares at the time of closing, and the prices paid, respectively, as a deemed dividend on issuance of preference shares of $4.0 million in 2005 and $24.1 million in 2006. In addition, the Series A and Series B preference shares, which are convertible into one ordinary share each, were deemed to include a beneficial conversion feature on their date of issuance. The beneficial conversion feature of $2.2 million in 2005 and $19.2 million in 2006 were recorded as a deemed dividend against additional paid-in-capital and recognized immediately as the Series A and Series B preference shares were convertible upon issuance.

2007

Concurrently with the issuance of Series C preference shares, pursuant to a share purchase agreement dated January 26, 2007, we offered to the then existing shareholders the opportunity to sell to us shares at a price equal to $0.869 per share for a maximum of 62,780,950 shares. Pursuant to this offer, we acquired 10,041,300 Series A preference shares, 1,581,100 Series B preference shares and 51,158,550 ordinary shares, each at a price of $0.869 per share, and immediately retired the shares. We believe this offer, which represents a premium over the fair value of the preference and ordinary shares, represents a benefit to the shareholders. We recognized the amount in excess of the recorded value of the preference shares as a deemed dividend of $7.6 million. We also recognized the amounts paid for ordinary shares as a purchase of treasury shares with a reduction to retained earnings for $43.4 million.

Capital Expenditures

We incur capital expenditures primarily in connection with purchases of property, plant and equipment, construction of our facilities, leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were $9.1 million, $26.9 million and $41.0 million in 2005, 2006 and 2007, respectively. Our primary capital expenditures are related to the expansion of our Jinshan facility and construction of a preclinical drug safety evaluation center in Suzhou, each of which will total up to $40 million. We estimate that our anticipated capital expenditures for these two facilities in 2008 will be $40 to 45 million and our total capital expenditures will be between $65 to 75 million.

C. Research and Development

For a discussion of our research and development activities, see Item 4.B “History and Development of the Company—Business Overview.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet commitments or arrangements. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007, including interest portion, on an actual and combined pro forma basis to give effect to the acquisition of AppTec as if the acquisition occurred on December 31, 2007.

Actual

	Total	2008	2009	2010	2011	2012 and thereafter
	(in millions of dollars)
Operating lease obligations	$9.2	$1.7	$1.7	$1.5	$2.4	$1.9
Loan obligations	4.6	0.3	4.3	—	—	—
Capital commitments	12.1	10.4	1.7	—	—	—
Convertible notes(1)	41.0	—	—	—	—	41.0

Total	$66.9	$12.4	$7.7	$1.5	$2.4	$42.9

(1)	Assumes the holders of convertible notes do not exercise the conversion option.

Pro forma

	Total	2008	2009	2010	2011	2012 and thereafter
	(in millions of dollars )
Operating lease obligations	$32.9	$3.5	$3.8	$3.6	$4.4	$17.6
Loan obligations	17.9	2.5	6.2	6.6	0.3	2.3
Capital commitments	12.1	10.4	1.7	—	—	—
Convertible notes(1)	41.0	—	—	—	—	41.0

Total	$103.9	$16.4	$11.7	$10.2	$4.7	$60.9

(1)	Assumes the holders of convertible notes do not exercise the conversion option.

G. Safe harbor

Statements in this release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See FORWARD LOOKING STATEMENTS in INTRODUCTION.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report on Form 20-F. The business address of each of our directors and executive officers is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

Name	Age	Position
Ge Li, Ph.D.(1)	41	Chairman, Chief Executive Officer and Founder
Xiaozhong Liu	43	Executive Vice President, Director and Founder
Tao Lin	39	Vice President of Internal Operations, Director and Founder
Zhaohui Zhang	38	Vice President of Domestic Marketing, Director and Founder
Edward Hu	45	Chief Operating Officer
Benson Tsang	43	Chief Financial Officer
Shuhui Chen, Ph.D.	44	Chief Scientific Officer
Suhan Tang, Ph.D.	42	Chief Manufacturing Officer
Kian-Wee Seah(2)(3)	44	Director
Sean Tong(4)	34	Director
Cuong Viet Do(1)(2)(3)(4)	41	Director

(1)	Member, strategy committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Member, audit committee

Dr. Ge Li has served as our Chief Executive Officer since inception and Chairman since early 2004. Dr. Li is one of our founders and the core managerial personnel of our business, and is responsible for operation, strategic planning and business development. Dr. Li was one of the founding scientists of Pharmacopeia, Inc., a Nasdaq listed company based in Princeton, New Jersey. Dr. Li received a bachelor’s degree in chemistry from Peking University, and a master’s degree and a Ph.D. in organic chemistry from Columbia University.

Xiaozhong Liu has served as our Executive Vice President since 2001 and a director since 2005. Mr. Liu is one of our founders and core managerial personnel of our business. Mr. Liu is responsible for our project and engineering departments. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

Tao Lin has served as our Vice President of Internal Operations since 2002 and a director since 2005. Mr. Lin is one of our founders and core managerial personnel of our business. Mr. Lin is responsible for the daily operations of our procurement, information technology and import and export departments. Prior to joining our company, Mr. Lin was the Chief Sales Manager of Builders Products International (US), responsible for its Greater China market. Previously, Mr. Lin was also a general manager and the owner of Zhuhai King Strengthen Trading Company, an international trading company in China. Mr. Lin received a bachelor’s degree in business management from Zhongshan University.

Zhaohui Zhang has served as our Vice President of Domestic Marketing since 2002 and a director since 2005. Mr. Zhang is one of our founders and core managerial personnel of our business. Mr. Zhang is responsible for business development. Prior to joining our company, Mr. Zhang worked for Jiangsu Silver Bell Group as an assistant to the general manager and later as a Vice President of American Silver Bell Company responsible for government procurement. Mr. Zhang received a bachelor’s degree in mechanical and electrical engineering from Jiangnan University.

Edward Hu has served as our Chief Operating Officer since January 2008. Mr. Hu joined our company in August 2007 and served as Executive Vice President of Operations until becoming Chief Operating Officer.

From October 2000 to July 2007, Mr. Hu worked for Tanox, Inc. where he served as the Senior Vice President and Chief Operating Officer, Vice President of Operations, Vice President—Financial Planning, Project & Portfolio Management, Director of Finance and Associate Director of Financial Planning and Analysis. From 1998 to 2000, Mr. Hu worked for Biogen, Inc. (n/k/a Biogen Idec, Inc.) as Manager of Financial Planning and Analysis. From 1996 to 1998, Mr. Hu worked at Merck & Co., Inc. as a Senior Financial Analyst. Mr. Hu received his M.B.A. and completed his Ph.D. work, all but dissertation, in Biophysics and Biochemistry at Carnegie Mellon University.

Benson Tsang has served as our Chief Financial Officer since 2006. From April 2006 to June 2006, Mr. Tsang worked as the Chief Financial Officer of Chongqing Jinshan Science & Technology (Group) Co. Ltd. From 2001 to 2005, Mr. Tsang worked as the China Chief Financial Officer of PCCW Ltd., a Hong Kong and NYSE listed company, and for Global Tech Holdings Ltd., a Hong Kong and Singapore listed company. From 1996 to 2001, Mr. Tsang worked for Top Results Promotion Ltd., Texon International Ltd. and Imation Hong Kong Ltd. Mr. Tsang worked for PricewaterhouseCoopers and Deloitte from 1988 to 1996. Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. Mr. Tsang received a Bachelor of Commerce and MBA from McMaster University, Canada.

Dr. Shuhui Chen has served as our Chief Scientific Officer since 2004. Dr. Chen’s main responsibilities include overseeing our laboratory services segment. From 1998 to 2004, Dr. Chen worked for Eli Lilly and Company as a research advisor. From 1995 to 1997, Dr. Chen worked for Vion Pharmaceuticals as group leader and later as an associate director of chemistry on several anti-cancer and anti-viral projects. From 1990 to 1995, Dr. Chen worked for Bristol-Myers Squibb as a research investigator and later as a senior research investigator. Dr. Chen received a bachelor’s degree in chemistry from Fudan University and a Ph.D. in organic chemistry from Yale University.

Dr. Suhan Tang has served as our Chief Manufacturing Officer since 2007. Dr. Tang’s main responsibilities include overseeing our manufacturing services segment. From 2003 to 2006, Dr. Tang was our Vice President of Process Research and Development. From 1996 to 2003, Dr. Tang worked for Schering-Plough Research Institute as a principal scientist. Dr. Tang received a bachelor’s degree in chemistry from Jilin University and a master’s degree of science in organic chemistry, a master’s degree of philosophy and a Ph.D. in organic chemistry from Columbia University.

Kian-Wee Seah has served as a director since 2005. Mr. Seah joined UOB Venture Management Pte Ltd. since 1997 and currently holds the position of Managing Director. He currently chairs the investment committees of several private equity funds that focus on growth companies in China and ASEAN. He is a Chartered Financial Analyst Charterholder (CFA). Mr. Seah received a bachelor of engineering from National University of Singapore, a master of science from University of California, Los Angeles, and an EMBA from Tsinghua University.

Sean Tong has served as a director since February 2007. Mr. Tong is a Managing Director at General Atlantic LLC, where he has worked since 2000 and focuses his efforts on opportunities in the enterprise solutions, healthcare and communications and electronic sectors across Greater China. Prior to joining General Atlantic, Mr. Tong worked for Morgan Stanley in New York. Mr. Tong received a bachelor’s degree from Harvard University.

Cuong Viet Do has served as a director since July 2007. Mr. Do is currently the chief strategy officer of Lenovo Group Limited. Mr. Do joined Lenovo in December 2006 after 17 years at McKinsey & Company, where he was Director and senior partner. During his tenure at McKinsey, he consulted with leading companies in 18 countries and four continents on issues involving strategy, sales and marketing, operations, and corporate finance. At different stages of his career at McKinsey, Mr. Do helped build and was a leader in the healthcare, high tech, marketing and corporate finance practices. Mr. Do has more than a decade experience working with pharmaceutical and medical device companies around the world in R&D, sales and marketing, licensing & acquisitions, and operations. He has also served hospitals and governments on healthcare policy. Mr. Do has a bachelor’s degree in Biochemistry and Economics from Dartmouth College and a master’s degree in Business Administration from the Tuck School of Business Administration, where he now serves on the MBA Board. He also serves on the boards of several non-profit groups, including Celebrate the Children, a school for autistic children, and the National Youth Science Foundation.

10b5-1 Trading Plans

Our Insider Trading Policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Securities Exchange Act of 1934, written programs that permit automatic trading of our stock or trading of our stock by an independent person (such as an investment bank) who is not aware of material inside information at the time of the trade. As of June 6, 2008, certain of our directors, executive officers and employees (including our chief executive officer) have adopted Rule 10b5-1 trading plans. We believe in many cases that these plans have been, or will be, adopted to ensure the exercise of previously granted options, which to avoid adverse tax consequences to the individual under Section 409A of the U.S. Tax Code, were amended to provide for fixed exercise dates. We believe that additional directors, officers and employees may establish such programs.

B. Compensation

Compensation of Directors and Executive Officers

In 2007, we paid aggregate cash compensation of $3.0 million to our directors and executive officers as a group. Other than as described below under “—Employment Agreements,” no director or executive officer is entitled to any severance benefits upon termination of his or her service or employment with us. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors. Our executive officers are eligible for performance bonuses. Other than base salary, performance bonus, profit sharing and management bonus and long-term service bonus, our executive officers are also entitled to certain other benefits, including children’s tuition, medical insurance, signing bonus and allowances.

Pursuant to our employee share incentive plans, our board of directors previously authorized the issuance of an aggregate of up to 68,888,500 ordinary shares upon exercise of share options and non-vested restricted shares granted from 2004 to 2007. As of June 6, 2008, share options and non-vested restricted shares covering a total of 70,657,462 ordinary shares are outstanding and 37,038,036 shares are reserved for future issuance. The table below sets forth the options and non-vested restricted shares grants to our directors and executive officers outstanding as of June 6, 2008. All future option grants will be made under our 2007 Employee Share Incentive Plan described below.

Name	Number of Ordinary Shares to Be Issued upon Exercise of Options and Restricted Shares	Exercise Price per Ordinary Share (in U.S. Dollars)	Date of Grant	Type of Grant
Ge Li	20,750,000	$0.02	June 1, 2006	Options
	1,000,000	—	December 31, 2007	Restricted Shares
Xiaozhong Liu	5,000,000	0.02	June 1, 2006	Options
	160,000	—	December 31, 2007	Restricted Shares
Tao Lin	*	0.02	June 1, 2006	Options
	*	—	February 11, 2008	Restricted Shares
Zhaohui Zhang	*	0.02	June 1, 2006	Options
	*	—	February 11, 2008	Restricted Shares
Benson Tsang	*	0.03	July 24, 2006	Options
	*	—	December 31, 2007	Restricted Shares
Shuhui Chen	*	0.02	July 18, 2005	Options
	*	2.69	March 22, 2008	Options
	*	—	December 31, 2007	Restricted Shares
	*	—	March 22, 2008	Restricted Shares
Suhan Tang	*	0.02	July 18, 2005	Options
	*	2.69	March 22, 2008	Options
	*	—	December 31, 2007	Restricted Shares
	*	—	March 22, 2008	Restricted Shares
Edward Hu	*	1.42	August 8, 2007	Options
	*	3.79	January 3, 2008	Options
	*	—	December 31, 2007	Restricted Shares
Cuong Viet Do	*	1.42	July 15, 2007	Options
	*	$2.41	May 13, 2008	Options

*	Upon exercise of all options granted, the individual would beneficially own less than 1% of our outstanding ordinary shares.

2007 Employee Share Incentive Plan

Our 2007 Employee Share Incentive Plan was adopted by our board of directors in July 2007. The 2007 Employee Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.

Under the 2007 Employee Share Incentive Plan, we are limited to issuing options exchangeable for no more than 46,044,400 ordinary shares.

Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Our compensation committee, which administers our option plan, has wide discretion to award options. Subject to the provisions of our option plan, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.

Generally, to the extent an outstanding option granted under our option plan has not vested on the date the grantee’s employment by or service with us terminates, the unvested portion of the option will terminate and become unexercisable.

Our board of directors may amend, alter, suspend, or terminate our option plan at any time, provided, however, that to increase the limit on issuable options from the current limit, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the 2007 Employee Share Incentive Plan will terminate in 2017.

Employment Agreements

On June 1, 2006, we entered into executive employment agreements with our founders: Dr. Li, Xiaozhong Liu, Tao Lin and Zhaohui Zhang. Under these agreements, each of our founders is employed for an initial term of four years. We may terminate employment for cause at any time in accordance with PRC labor laws, or without cause with three months’ prior written notice. In the event of a dismissal without cause, the founder is entitled to receive an amount equal to twelve to eighteen months of his monthly compensation, as the case may be, and is entitled to be vested with all granted but unvested options. No annual bonus is payable upon such termination.

A founder may terminate his employment at any time for good reason if (i) there is a significant change in his position with our company or change to his duties or responsibilities which materially reduces his level of responsibility, (ii) a relocation of his principal place of employment in the PRC to a location where the city size and/or the residents’ average living standards declines by 10% or (iii) we fail to perform the executive employment agreement or violate the relevant labor laws or regulations or infringe upon any of his rights or interests. When a founder terminates his executive employment agreement for good reason, he is entitled to receive an amount equal to twelve to eighteen months of the founder’s monthly compensation, as the case may be, and is also entitled to be vested with all granted but unvested options. A founder may also terminate his employment other than for good reason with six months’ prior written notice. Under such circumstances, the founder is entitled to receive an amount equal to six to twelve months, as the case may be, of monthly compensation and is also entitled to exercise the vested options, any unvested options shall lapse and terminate. Each founder is fully indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of the duties of his office or in relation thereto, in particular when the director and officer insurance policies maintained by us are insufficient to cover the founder’s loss.

Each founder has agreed that during the term of the executive employment agreement and for a period of three years after the termination thereof, he will not use, exploit or divulge to any person any trade secrets, confidential knowledge or information or any financial marketing or trading information or know-how relating to us and other shareholders of us, and will not make any announcement on any matter concerning or in connection with the executive employment agreement. In addition, each founder has agreed that he will not compete with us by taking up any executive position in any company other than us and will commit most of his efforts towards the development of the business and operations of us while he is employed by us.

We have also entered into an employment agreement with each of our other executive officers. Under these agreements, we may terminate the employment at any time without notice if he or she commits a serious breach of any of the provisions of the agreement, is found guilty of grave misconduct or willful neglect in the discharge of his or her employment duties, or is convicted of criminal offense, other than an offense that, in our reasonable opinion, does not affect his or her position as an employee. These agreements generally include a covenant that prohibits such officers or managers from engaging in any activities that compete with our business for a period of one year after the termination of their employment contracts with us. It may be difficult or costly for us to seek to enforce the provisions of these agreements.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and compensation of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

We have a classified board of nine directorships, which means our directors are divided into three classes and the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Cuong Viet Do, Sean Tong and Kian-Wee Seah expire at the first annual meeting of our shareholders, the terms of office of Tao Lin, Zhaohui Zhang and a new independent director to be determined expire at the second annual meeting of our shareholders and the terms of office of Ge Li, Xiaozhong Liu and a new independent director to be determined expire at the third annual meeting of our shareholders. Notwithstanding anything to the contrary in our second amended and restated memorandum and articles of association, our chief executive officer is not, while holding office, subject to retirement or taken into account in determining the number of directors to retire in any year.

Our directors are subject to a three-year term of office and hold office until their term of office expires or until such time as they are removed from office by special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditor, (ii) dies, or (iii) is found by our company to be or becomes of unsound mind. Our executive officers are elected by and serve at the discretion of our board of directors.

Board Committees

Our board of directors currently consists of seven members, including Cuong Viet Do, who satisfies the independence requirements of the NYSE Listed Company Manual, or NYSE Manual, Section 303A. Shawn

Wang, one of our previous directors, passed away suddenly in December 2007 and we are in the process of locating an independent director to replace him. Our board of directors has established an audit committee, a compensation committee, a corporate governance and nominations committee and a strategy committee.

Audit Committee

Our audit committee consists of Cuong Viet Do, who serves as the chairman and satisfies the independence requirements of NYSE Manual Section 303A, and Sean Tong. Our board of directors has determined that Cuong Viet Do is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We are in the process of locating another independent director to replace Shawn Wang, who previously served as an independent director and financial expert on our audit committee.

Our audit committee is responsible for, among other things:

•

recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or

•	peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation

•	S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted

•	in light of material control deficiencies;

•

timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Cuong Viet Do and Kian-Wee Seah. Kian-Wee Seah is the chairman of our compensation committee. Our board of directors has determined that Cuong Viet Do is an “independent director” within the meaning of NYSE Manual Section 302A(2). We are in the process of locating another independent director to replace Shawn Wang, who previously served as an independent director on our compensation committee.

Our compensation committee is responsible for:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers;

•	reviewing and determining share-based compensation for our directors and officers;

•	administering our equity incentive plans and any profit sharing or bonus plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Corporate Governance and Nominating Committee

Our corporate governance and nominations committee consists of Cuong Viet Do and Kian-Wee Seah. Kian-Wee Seah is the chairman of our nominations committee. Our board of directors has determined that Cuong Viet Do is an “independent director” within the meaning of NYSE Manual Section 302A(2). We are in the process of locating another independent director to replace Shawn Wang, who previously served as an independent director on our corporate governance and nominations committee.

Our corporate governance and nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors, developing and recommending to the board a set of corporate governance guidelines applicable to the company and overseeing the evaluation of the board and management.

Strategy Committee

Our strategy committee consists of Dr. Ge Li and Cuong Viet Do. Cuong Do is the chairman of our strategy committee. Our strategy committee is responsible for, among other things, oversight of our strategic plan. The strategy committee will maintain a cooperative, interactive strategic planning process with management, including the identification and setting of strategic goals and expectations and the review of potential acquisitions, joint ventures, and strategic alliances.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE’s Listed Company Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at www.pharmatechs.com under Investor Relations.

D. Employees

We had 890, 1,843 and 2,647 employees as of December 31, 2005, 2006 and 2007, respectively. As of approximately May 31, 2008, we had 3,172 full-time employees and 109 part-time employees. Of the approximately 3,281 total employees, 1,989 worked in our R&D center in Shanghai Waigaoqiao Free Trade Zone, 374 worked in our manufacturing facilities in the Jinshan Chemical Industry Development Zone of Shanghai, 350 worked in our R&D center in Tianjin, 39 worked in our toxicology facility in Suzhou, 284 worked in our R&D and manufacturing center in Philadelphia, Pennsylvania, 151 worked in our R&D and manufacturing center in St. Paul, Minnesota, and 94 worked in our R&D center in Atlanta, Georgia. Of the 3,172 full-time employees as of May 31, 2008, 341 worked in sales, management and administration and 2,831 worked in our operations department, including our laboratory services and manufacturing services.

We offer our employees both a base salary and performance-based bonus and rewards for exceptional performance. As required by PRC regulations, for our China-based employees we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work- related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under

PRC law to make contributions to the employee benefit plans for our China employees at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.

E. Share Ownership

The following table and related footnotes set forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of June 6, 2008 for:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Name	Shares beneficially owned as of June 6, 2008
	Number	Percent
Directors and Executive Officers
Ge Li(1)	31,538,329	6.13%
Xiaozhong Liu(2)	19,043,748	3.79
Tao Lin(3)	19,150,000	3.81
Zhaohui Zhang(4)	19,780,320	3.94
Edward Hu	—	—
Benson Tsang	—	—
Shuhui Chen	*	*
Suhan Tang	*	*
Kian-wee Seah	—	—
Sean Tong(8)	46,197,400	9.25
Cuong Viet Do	*	*

Principal Shareholders
FMR LLC.(5)	97,272,856	19.47
UOB Hermes Asia Technology Fund(6)	34,453,450	6.90
UOB JAIC Venture Bio Investments Limited(6)	17,015,350	3.41
UOB Venture Technology Investments Ltd.(6)	12,135,600	2.43
Rexbury Limited(7)	56,528,750	11.31
Investment entities affiliated with General Atlantic LLC.(8)	46,197,400	9.25

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. Except as indicated in the table above, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. Percentage of beneficial ownership of each listed person is based on 499,600,302 ordinary shares outstanding as of June 6, 2008 as well as, where applicable, ordinary shares underlying share options exercisable within 60 days. The calculation does not include up to an aggregate of 22,771,002 ordinary shares reserved for issuance pursuant to outstanding convertible notes issued on February 9, 2007 and 40,000,000 shares reserved for issuance in connection with our Employee Share Incentive Plan.

(1)

Includes (i) 14,525,000 ordinary shares issuable upon exercise of options within 60 days of June 6, 2008 and (ii) 18,544,291 ordinary shares held by J.P. Morgan Trust Company of Delaware, as Trustee of the Ning Zhao 2006 Grantor Retained Annuity Trust, or Zhao’s Trust, and 2,4,69,038 ordinary shares held by Dr. Li. Zhao’s Trust is an irrevocable trust constituted under the laws of Delaware. Dr. Li is the investment advisor of Zhao’s Trust and makes investment decisions with regard to Zhao’s Trust. The business address for Dr. Li is No. 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(2)

Includes (i) 3,500,000 ordinary shares issuable upon exercise of options within 60 days of June 6, 2008; and (ii) 15,543,748 ordinary shares held by I-Invest World Ltd., a British Virgin Islands company, which is wholly owned and controlled by Heng Yu Limited, a Bahamian company. Heng Yu Limited is in turn wholly- owned by Credit Suisse Trust Limited as Trustee of the Heng Yu Foundation, which is an irrevocable trust constituted under the laws of Singapore with Mr. Liu as the settlor and Mr. Liu’s family members as the beneficiaries. Mr. Liu is the investment manager of the trust. The business address of I-Invest World Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(3)

Includes (i) 2,625,000 ordinary shares issuable upon exercise of options within 60 days of June 6, 2008; and (ii) 16,525,000 ordinary shares held by AssetValue Ltd., a British Virgin Islands company, which is wholly owned and controlled by Glenwood Limited, a Bahamian company. Glenwood Limited is in turn wholly-owned by Credit Suisse Trust Limited as Trustee of the Woods Foundation, which is an irrevocable trust constituted under the laws of Singapore with Mr. Lin as the settlor and Mr. Lin’s family members as the beneficiaries. Mr. Lin is the investment manager of the trust. The business address of AssetValue Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)

Includes (i) 2,625,000 ordinary shares issuable upon exercise of options within 60 days of June 6, 2008; and (ii) 17,155,320 ordinary shares held by i-growth Ltd.,a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Limited, a Bahamian company. Tri-Z Lynn Limited is in turn wholly-owned by Credit Suisse Trust Limited as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore with Mr. Zhang as the settlor and Mr. Zhang’s family membersas the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd.is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(5)

Represents shares that may be deemed beneficially owned by FMR LLC and its wholly-owned subsidiaries Fidelity Management & Research Corporation, an investment adviser registered under the Investment Company Act of 1940, Pyramis Global Advisors, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and various investment funds, including FIL Limited, previously named Fidelity International Limited. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109. The previous information provided in this footnote is based on a Schedule 13G filed with the SEC by FMR LLC on February 14, 2008.

(6)

United Overseas Bank Limited, or UOB, is a Singaporean limited liability company, UOB Hermes Asia Technology Fund, or UOB Hermes, is a Cayman exempted company, UOB JAIC Venture Bio Investments Limited, or UOB JAIC, is a Singaporean limited liability company and UOB Venture Technology Investments Ltd., or UOB Venture, is a Singaporean limited liability company. UOB is an investor in each of UOB Hermes and UOB JAIC through its subsidiary, UOB Capital Investments Pte Ltd., and directly in UOB Venture and is the ultimate controlling shareholder of each entity. Voting and investment decisions with respect to all shares owned by UOB Hermes, UOB JAIC and UOB Venture are made by their respective investment committees, as follows: (i) UOB Hermes—Rod Selkirk, Chief Executive, Hermes Private Equity Limited, Kian-Wee Seah, Managing Director, UOB Venture Management Pte Ltd, or UOBVM, Aw Chye Huat, Executive Director, UOB Asia Limited, Goh Yu Min, Executive Director, UOBVM, and Quek Cher Teck, Executive Vice President, UOB; (ii) UOB JAIC—Hidetaka Fukuzawa, Managing Director, Japan Asia Investment Company, Ichiro Kawada, Director, JAIC Asia Capital Pte Ltd,

Kanezaki Tsutomu, Vice President, JAIC Asia Capital Pte Ltd, Jaime Cheow, Vice President, JAIC Asia Capital Pte Ltd, Kian-Wee Seah, Managing Director, UOBVM, Jean Thoh Jing Herng, Director, UOBVM, and Quek Cher Teck, EVP, UOB; and (iii) UOB Venture—Kian-Wee Seah, Managing Director, UOBVM, Aw Chye Huat, Executive Director, UOBVM, Mark Yeo Wee Tiong, Executive Director, UOBVM, and Jean Thoh Jing Herng, Director, UOBVM. UOB Global Capital LLC is the asset management affiliate of UOB. UOB Global Equity Sales, LLC is a FINRA registered broker-dealer and a wholly owned subsidiary of UOB Global Capital LLC. The address for UOB and its affiliates is c/o UOB Venture Management Pte Ltd, 80 Raffles Place, #30-20, UOB Plaza 2, Singapore 048624, Singapore.

(7)

Rexbury Limited is comprised of four individual shareholders who collectively beneficially own the shares held of record by Rexbury Limited: Zhiming Zhu, Xinnan Wu, Zulun Zhang and Hua Xu. The address for Rexbury Limited is c/o No. 5 Bridge, Mashan, Binhu District, Wuxi, Jiangsu Province, PRC.

(8)

Represents 30,357,850 shares owned by General Atlantic Partners (Bermuda), L.P., 11,549,350 shares owned by GAP-W International, L.P., 692,950 shares owned by GapStar, LLC, 2,764,800 shares owned by GAP Coinvestments III, LLC, 647,200 shares owned by GAP Coinvestments IV, LLC, 57,750 shares owned by GAP Coinvestments CDA, L.P. and 127,500 shares owned by GAPCO GmbH & Co. KG. General Atlantic Partners (Bermuda), L.P. is a Bermuda limited partnership, GAP-W International, L.P. is a Bermuda limited partnership, GapStar, LLC is a Delaware limited liability company, GAP Coinvestments III, LLC is a Delaware limited liability company, GAP Coinvestments IV, LLC is a Delaware limited liability company, GAP Coinvestments CDA, L.P. is a Delaware limited partnership, and GAPCO GmbH & Co. KG is a German limited partnership. These investment entities purchased an aggregate of $35 million of convertible notes from us on February 9, 2007, which are convertible into 22,771,002 of our ordinary shares. GAP (Bermuda) Limited is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. General Atlantic LLC is the sole member of GapStar, LLC and the general partner of GAP Coinvestments CDA, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. There are 29 managing directors, or Managing Directors, of General Atlantic LLC, including Sean Tong. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P., GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG. The address of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton HM 11, Bermuda. The address of GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAP Coinvestments CDA, L.P. is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830, USA. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is Koenigsallee 62, 40212 Duesseldorf, Germany.

As of June 6, 2008, 34,812,436 ADSs were outstanding. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Issuances and Sales of Shares

Offshore Reorganization, Series A Financing and Series B Financing

Immediately prior to becoming a wholly-owned subsidiary of WXAT BVI, WXAT was an equity joint venture held by three immediate shareholders: (i) ChinaTechs, a company owned and controlled by our founders and certain of our shareholders, Dr. Ge Li, Dr. Ning Zhao, Mr. Xiaozhong Liu, Mr. Tao Lin, Mr. Zhaohui Zhang, Mr. Peng Li and Mr. Walter Greenblatt, (ii) THS, and (iii) Dr. John J. Baldwin, one of our directors until July 2007, each of whom held 55.54%, 39.46% and 5% equity interests in WXAT, respectively.

To effect our offshore reorganization, effective July 13, 2005, WXAT BVI and WXAT’s shareholders, together with new third party investors, undertook a series of interrelated transactions whereby WXAT BVI: (i) issued 155,500,000 and 14,000,000 ordinary shares to ChinaTechs and Dr. John J. Baldwin, respectively, in exchange for approximately 60.54% of the outstanding equity interests in WXAT, (ii) issued to the new third party investors 30,940,000 Series A preference shares for $2.2 million in cash, (iii) issued 79,560,000 ordinary shares, or approximately 28.41% of the outstanding equity interests of WXAT BVI, to the new investors to be held for the benefit of THS shareholders, and (iv) acquired THS’s remaining interest in WXAT, representing 11.05% of WXAT’s outstanding equity interests, for $2.2 million in cash. After the reorganization, WXAT BVI owned 100% of the equity of WXAT. The new investors consisted of affiliates of UOB, Fidelity Greater China Ventures Fund L.P., or Fidelity, and TianDi Growth Capital L.P., or TianDi Capital. The new investors agreed to temporarily hold the 79,560,000 ordinary shares on behalf of THS shareholders to facilitate the reorganization. As a PRC company with PRC nationals as shareholders, neither THS nor its shareholders were initially able to take title to WXAT BVI’s ordinary shares in a timely manner due to PRC law. In October 2006, the ordinary shares held for the benefit of the THS shareholders were transferred to Rexbury, a Hong Kong company established by the shareholders of THS. The new investors also purchased 134,400,000 Series B preference shares for $19.2 million in cash. In total, the new investors purchased preference shares in the following amounts:

	Series A	Series B
UOB	13,536,250	58,800,000
Fidelity	11,602,500	50,400,000
TianDi Capital	5,801,250	25,200,000

Total	30,940,000	134,400,000

In connection with the issuance of our preference shares, we entered into a joint venture agreement with our shareholders.

Series C Financing

In February 2007, we issued an aggregate of 62,780,950 Series C preference shares in a private placement at a price of $0.869 per share, or $54,539,067 in total, in cash. The investors in the Series C preference shares private placement consisted of affiliates of General Atlantic, or GA, which purchased an aggregate of 46,197,400 shares, and affiliates of Fidelity, which purchased an aggregate of 16,583,550 shares. In connection with the issuance of our Series C preference shares, the existing joint venture agreement was amended and restated.

Concurrently with the issuance of our Series C preference shares, we used the $54,539,067 to repurchase 10,041,300 of our Series A preference shares, 1,581,100 of our Series B preference shares and 51,158,550 of our ordinary shares, each at a price of $0.869 per share, which included purchases from the following related parties:

Name of Selling Shareholder	Number of Shares	Aggregate Proceeds
UOB group	5,391,150	$4,683,400
Ge Li(1)	11,103,400	$9,645,746
Zhao’ s Trust	5,521,900	$4,796,985
Xiaozhong Liu(2)	6,906,650	$5,999,945
Tao Lin(3)	6,906,650	$5,999,945
Zhaohui Zhang(4)	6,906,650	$5,999,945
Rexbury Limited	6,906,650	$5,999,945
John J. Baldwin	4,604,450	$3,999,978

Total	54,247,500	$47,125,889

(1)	Includes 6,449,850 shares sold by Li’s Trust.
(2)	All shares sold by I-Invest Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Liu.
(3)	All shares sold by AssetValue Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Lin.
(4)	All shares sold by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Zhang.

Convertible Notes

On February 9, 2007, we issued convertible notes in the aggregate principal amount of $40 million to J.P. Morgan Securities Ltd. and affiliates of GA, pursuant to a note purchase agreement. The notes are payable (i) on the fifth anniversary of their issuance date, (ii) the consummation of a sale transaction or (iii) upon the occurrence of an event of default. The notes are convertible, in whole or in part at any time into our ordinary shares at a conversion price of $1.575 per ordinary share.

The notes contain restrictions on our major corporate actions that may limit the manner that we may conduct our business, including the payment of dividends to our shareholders. For so long as at least $20 million is outstanding, we may not take any of the following actions without the prior written consent of a majority in interest of the note holders:

•

redeem any of our equity securities if the amount of such redemptions, when aggregated with all other redemptions of equity securities during the period from the date of the issuance of the notes to the date of such redemption, exceeds $2.5 million;

•	pay, in whole or in part, of any indebtedness for borrowed money, other than all present and future bank and purchase money loans, equipment financings and equipment leasings; or

•

declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment is made in accordance with the terms of the notes. As of the date of this annual report on Form 20-F, $35.9 million in convertible notes (includes principal plus accrued interest on the principle amount of the note) is outstanding.

On February 15, 2008, one of our investors issued a notice to us to convert its $5.0 million convertible note plus accrued interest on the principal amount of the note into 3,253,000 of our ordinary shares. The conversion price was $1.575 per ordinary share.

Registration Rights Agreement

In connection with our Series C financing and issuance of convertible notes, we granted many of our shareholders customary registration rights, including demand, piggyback and Form F-3 registration rights, under certain circumstances. We are obligated to pay all expenses relating to any demand, piggyback or Form F-3 registration, whether or not such registrations become effective; except underwriting discounts and commissions of the selling shareholders.

Share Swap

We undertook a separate restructuring in anticipation of our initial public offering, involving a holding company we incorporated in the Cayman Islands on March 16, 2007. This holding company became our ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXAT BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXAT BVI.

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Sales and Procurement Agent and Consulting Agreements

In the past, we entered into a sales and procurement agent agreements with each of ChinaTechs, Pharmada Pharmaceuticals (BVI) Inc., or Pharmada, a British Virgin Islands company, and China Outsourcing Consulting LLC, or China Outsourcing, which are owned and controlled by our founders and certain of our shareholders, pursuant to which ChinaTechs, Pharmada and China Outsourcing acted as sales and procurement agents of our company. We entered into a consulting services agreement with Pharmada on December 11, 2004, pursuant to which Pharmada agreed to provide consulting services relating to our Series A and Series B financings. As of December 31, 2007, all of these arrangements have been terminated. All amounts paid to these entities in prior years are reflected in our operating results either as general and administrative expenses in the form of compensation to the individuals controlling these entities, or cost of revenues in the form of raw materials.

Export Agent Arrangements

Historically, we have relied on export agents to sell our manufactured products. During the period from January 1, 2005 to December 31, 2007, we entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd., or Shanghai Lechen, and Shanxi Lechen International Trade Co., Ltd., or Shanxi Lechen, for exporting advanced intermediates and APIs. Both companies are owned by the parents of Dr. Ning Zhao, our Vice President of Analytical Services and the wife of Dr. Ge Li, our Chairman and Chief Executive Officer. In connection with these arrangements, we paid an agency service fee of $17,738 and $195,546 to Shanghai Lechen in 2006 and 2007, respectively, and $13,261 and $46,188 to Shanxi Lechen in 2005 and 2006, respectively. On January 1, 2007, we entered into a new export agent arrangements with Shanghai Lechen, superseding the prior agreement, pursuant to which Shanghai Lechen is entitled to receive a 1.2% commission on the exported amounts during 2007, 1.1% during 2008 and 1.0% during 2009. The initial term of the arrangement is for one year and is automatically renewable for one year thereafter. We terminated the arrangements with Shanxi Lechen as of January 1, 2007. We are currently reviewing our internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, we will continue to engage an export agent for these transactions.

Contracts with Vitae Pharmaceuticals

One of our directors from 2005 until July 2007, Dr. John J. Baldwin, has served as the chief science officer and president of Vitae Pharmaceuticals (formerly Concurrent Pharmaceuticals), a significant customer, since 2002. All transactions between our company and subsidiaries, on the one hand, and Vitae Pharmaceuticals, on the other hand, have been entered on normal commercial terms in the ordinary course of business.

Loans between the Company and Directors, Executive Officers and Shareholders

Loans to THS

On January 15, 2004 and March 31, 2004, WXAT provided interest-free loans to THS in the amounts of $0.2 million and $0.2 million, respectively, all of which have been repaid by THS. On March 16, 2005, WXAT provided a $0.4 million loan to THS at an interest rate of 5.5% per year and the loan was repaid in 2005. The purpose of the loans was to satisfy short-term working capital needs.

Borrowings from THS

On February 22, 2005 and October 26, 2005, THS made two loans in the amount of $20,818 and $1,709,995, respectively, to the company that were unsecured, non-interest bearing and repayable on demand. The purpose of the loans was to satisfy short-term working capital needs and were both repaid in 2006.

Guarantees by THS

In 2005 and 2006, THS guaranteed short-term bank borrowings of the company in the amounts of $3.2 million and $1.3 million, respectively.

Loans to Senior Management and Directors

In 2005 and 2006 we provided short-term, interest-free loans to certain of our officers and directors. Total amounts outstanding at the end of each of these two years were approximately $0.3 million and $0.1 million, respectively. As of the date of this annual report on Form 20-F, all such loans had been repaid and no amounts remain outstanding.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Share Options

See Item 6.B, “Directors, Senior Management and Employees—Compensation—Compensation of Directors and Officers.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report on Form 20-F. See Item 18, “Financial Statements.”

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. AppTec was recently sued in the U.S. in an action where the plaintiff alleges she contracted the Hepatitis C virus from a dental implant that she received sometime prior to January 9, 2006. Plaintiff alleges that three manufacturer-distributor defendants negligently designed, manufactured and tested the dental implant at issue and also alleged that AppTec negligently failed to test the implant for the presence of the Hepatitis C virus and negligently failed to warn the plaintiff of such alleged presence. AppTec believes they have substantial defenses to the action and their being named as a defendant in the suit is without merit. AppTec has tendered defense of the lawsuit to its insurance company. AppTec previously received a warning letter from the FDA relating to certain violations of FDA regulations, including failures to prepare, validate and follow certain written procedures relating to tissue processing. The FDA subsequently accepted AppTec’s corrective actions as adequate.

Dividend Policy

We intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary in the United States and our five operating subsidiaries in China, namely, WXAT, WASH, STA, WATJ and WASZ. Each of these operating subsidiaries in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, it may, upon a board resolution, set aside certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other four operating subsidiaries in China are equity joint ventures which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, percentage of which shall be determined by the board. Further, if any subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See Item 3.D., “Key Information—Risk Factors—Risks Relating to China—We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Furthermore, our outstanding convertible notes contain restrictions on our major corporate actions that may limit the manner that we may conduct our business, including the payment of dividends to our shareholders. For so long as at least 50% of the initial principal amount of all of the notes is outstanding, we may not, without the prior written consent of a majority in interest of the note holders, declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment is made in accordance with the terms of the notes. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Restrictions on our operations contained in convertible notes may limit the manner that we may conduct our business, including the payment of dividends to our shareholders.”

Under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”.

We paid no dividends in 2004. Our primary operating subsidiary in China, WXAT, declared a cash dividend of $2.4 million in 2005 to its then-current shareholders. We declared and paid a cash dividend of $6.0 million in 2006 to our shareholders. We paid no dividends in 2007. See Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

B. Significant Changes

Except as disclosed elsewhere in this annual report on Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING.

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “WX”, and have been listed since August 9, 2007. The following table sets forth the high and low closing trading prices of our ADSs on the NYSE for the periods indicated:

	Price per ADS ($)
	High	Low
Annual:
2007(1)	41.28	19.11
Quarterly:
Fourth Quarter, 2007	41.28	24.57
First Quarter, 2008	30.30	19.33
Monthly:
August (from August 9, 2007)	26.25	18.50
September	31.31	26.18
October	41.28	28.12
November	38.32	24.57
December	33.95	27.25
January	30.30	22.44
February	27.53	23.42
March	23.99	19.33
April	23.49	18.44
May	23.18	17.79
June (through June 12, 2008)	20.15	17.20

(1)	Our ADSs commenced trading on the NYSE on August 9, 2007.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-144806) originally filed with the SEC on July 24, 2007, as amended.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Foreign exchange in China is primarily regulated by:

•	the Foreign Currency Administration Rules (1996), as amended; and

•	the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local counterparts. Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local counterparts. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local counterparts and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC

•	resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE or its local counterparts in connection with their investment in us. If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the six PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE or its local counterparts, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

•	the Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended;

•	the Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended;

•	the Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended; and

•	the Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended.

Under these laws and regulations, Sino-foreign equity joint venture enterprises and wholly foreign owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, it may, upon a board resolution, set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other four operating subsidiaries in China are equity joint ventures which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

E. Taxation

The following is a general summary of the material Cayman Islands and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, special Cayman Islands counsel to us.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have obtained an undertaking from the Governor in Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from March 27, 2007, the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations on which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999 Revision).

People’s Republic of China Taxation

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, will treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. The consequences of such treatment include a 10% withholding tax applicable to our non-PRC shareholders. Specifically, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% withholding tax will be imposed on dividends payable to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to be derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine whether such dividends or gains are derived from sources within China.

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time.

Prospective purchasers are urged to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and Ordinary shares

We do not anticipate paying dividends on our ADSs and ordinary shares in the foreseeable future. See Item 8.A, “Financial Information—Dividend Policy.”

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or ordinary shares continue to be readily tradable on the NYSE or another established securities market in the United States You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2007. However, since PFIC status depends upon the composition of a company’s income and assets and the value of its assets (including goodwill) from time to time, and since we hold and will continue to hold a significant amount of passive assets, and since the value of our assets may be based, in part, on the market value of our shares, which is subject to fluctuation, there can be no assurance that we will not be a PFIC for any taxable year.

In general, we will be classified as a PFIC in any taxable year if either: (i) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (ii) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (i) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (ii) the total value of our assets is calculated based on our market capitalization.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs or ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under

(c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or ordinary shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject o U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

On July 24, 2007, we filed with the Securities and Exchange Commission our registration statement on Form F-1 (File No. 333-144806), as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report on Form 20-F as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report on Form 20-F, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 13.5% versus the U.S. dollar from July 21, 2005 to December 31, 2007. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of the our subsidiaries are maintained in local currency, the Renminbi, which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the Statement of Shareholders’ Equity (Deficit) and Comprehensive Income. Transaction gains and losses are recognized in the statements of operations in other income (expenses).

Fluctuations in exchange rates directly affect our cost of revenues and net income, and have a significant impact on fluctuations in our operating margins. For example, in 2007, 94.5% of our net revenues were generated from sales denominated in U.S. dollars, and 78.0% of our operating costs and expenses were denominated in Renminbi. Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2007, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.5 million to our total cash and cash equivalents.

We periodically purchase derivative financial instruments such as foreign exchange forward contracts to manage our exposure to U.S. dollar—Renminbi currency exchange risk. The counterparty for these contracts is generally a bank. These contracts mature between one to 12 months. We recorded a loss of $0.4 million and gains of $2.3 million and $2.9 million on account of foreign exchange forward contracts in 2005, 2006 and 2007, respectively. Our accounting policy requires us to mark to market at the end of each reporting period and to recognize the change in fair value in earnings immediately. We held foreign exchange forward contracts with an aggregate notional amount of $150 million as of December 31, 2007. As of December 31, 2007, the forward contracts had a fair value of $2.4 million.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and convertible notes and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2007, our total outstanding loans amounted to $4.1 million with a weighted average rate of 6.24%. Each of our loans is subject to a variable interest rate. A 1.0% increase in each applicable interest rate would add $40,000 to our interest expense in 2008. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Company will be required to adopt SFAS 157 for fiscal year beginning January 1, 2008. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces SFAS No. 141, “Business Combination.” The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008 and will apply prospectively to business combinations completed on or after that date. The Company is currently evaluating the impact, if any, of SFAS 141R on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Company is currently evaluating the impact, if any, of SFAS 160 on its financial positions, results of operations and cash flows.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Cuong Viet Do, who serves as the chairman and satisfies the independence requirements of NYSE Manual Section 303A, and Sean Tong. Our board of directors has determined that Cuong Viet Do is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We do not currently have an audit committee financial expert on our audit committee. In December 2007, our audit committee financial expert and independent director, Shawn Wang, passed away suddenly. We are in the process of identifying another audit committee financial expert and independent director to replace Shawn Wang.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to our directors, officers and employees. Our code of business conduct and ethics are publicly available on our website, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-144806).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay other fees to our auditors during the periods indicated below.

	2006	2007
Audit fees(1)	$—	$1,762,434

Audit-related fees(2)	$—	$199,000

Tax fees(3)	$—	$5,507
All other fees(4)	$—	$—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregated fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” comprise fees for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, Deloitte Touche Tohmatsu CPA Ltd., including the fees and terms thereof for audit service, audit related service, tax service and other non-audit service as described in Section 10A(i)(l)(B) of the Exchange Act, other than those for de minimus services which are approved by the audit committee or our board of directors prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The NYSE listing standards mandated by Rule 10A-3(b) of the Securities Exchange Act of 1934, or Exchange Act, require, among other things, that each member of the audit committee be independent. A company listing in connection with its initial public offering may phase in its compliance with the independent committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) of the Exchange Act. Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Immediately after our initial public offering, our audit committee consisted of Cuong Viet Do, Shawn Wang and Sean Tong. In accordance with the exemption permitted by Rule 10A-3(b)(1)(iv)(A), both Cuong Viet Do and Shawn Wang met the independence standards of NYSE Manual Section 303A(2) and satisfied the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. In December 2007, Shawn Wang passed away suddenly and unexpectedly. We are currently in the process of locating two independent audit committee members so that we will have three independent audit committee members upon the first anniversary of our initial public offering. Accordingly, as required by Rule 10A-3(b)(1)(iv)(A), within one year from the date of effectiveness of our Registration Statement on Form F-1 (File No. 333-144806) we intend for all members of our audit committee to qualify as independent members of the audit committee.

We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

INDEX TO EXHIBITS

Number	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1*	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts

4.1*	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007

4.2*	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007

4.3*	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007

4.4*	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007

4.5*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the vendors named therein

4.6*	2007 Employee Share Incentive Plan

4.7*	Form of Option Agreement

4.8*	Form of Indemnification Agreement between the Registrant and its directors

4.9*	Form of Employment Agreement between the WuXi PharmaTech (BVI) Inc. and founders: Dr. Ge Li, Xiaozhong Liu, Tao Lin and Zhaohui Zhang

4.10*	Form of Employment Agreement between the WuXi PharmaTech Co., Ltd. and its other executive officers

4.11**	Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

4.12**	First Amendment to Agreement and Plan of Merger, dated as of January 30 2008, to the Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

Number	Description
4.13	Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and AppTec Laboratory Services, LLC, dated as of December 3, 2002

4.14	Lease Agreement by and between Highwoods Realty Limited Partnership and AppTec Laboratory Services, Inc, dated as of February 28, 2003 and First Amendment dated as of April 4, 2005 and Second Amendment dated as of April 30, 2008.

4.15	Lease Agreement by and between 1201 Northland Drive LLC and AppTec Laboratory Services, LLC, dated as of August 31, 2007

4.16	Lease Agreement by and among Popefield North, LLC, f/k/a Lonnie Pope, AppTec Laboratory Services, Inc., f/k/a ViroMed Laboratories d/b/a Axios, Inc., Bryant & Associates and Cushman & Wakefield of Georgia, Inc., dated as of March 18, 1997, and First Amendment dated as of June 27, 2002, Second Amendment dated as of March 28, 2005, Third Amendment dated as of June 29, 2006, and Fourth Amendment dated as of November 14, 2006

4.17*†	Fulltime Equivalents Agreement for Services, dated October 1, 2006, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.18*†	Custom Synthesis Agreement, dated December 1, 2002, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.19*†	Master Chemistry Service Agreement, dated December 1, 2005, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.20*†	Master Chemistry Service Agreement, dated January 2, 2006, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.21*†	Master Starting Material Manufacturing (China) Agreement, dated March 30, 2006, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.22*†	Service Contract, dated March 15, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.23*††	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical

Incorporated and WuXi PharmaTech Co., Ltd.

11.1*	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Commerce & Finance Law Offices

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-144806), as amended, initially filed with the SEC on July 24, 2007.

**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-150076), as amended, initially filed with the SEC on April 4, 2008.

†	Confidential treatment has been requested and granted with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

††	An extension to the confidential treatment previously granted with respect to certain portions of this exhibit has been requested. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 16, 2008	WuXi PharmaTech (Cayman) Inc.

/s/ Benson Tsang
	Name:	Benson Tsang
	Title:	Chief Financial Officer

WUXI PHARMATECH (CAYMAN) INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2006 and 2007	F-3
Consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007	F-5
Consolidated statements of shareholders’ equity (deficit) and comprehensive income for the years ended December 31, 2005, 2006 and 2007	F-6
Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007	F-7
Notes to the consolidated financial statements	F-9
Schedule 1—WuXi PharmaTech (Cayman) Inc. condensed financial statements as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007	F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

WuXi PharmaTech (Cayman) Inc.:

We have audited the accompanying consolidated balance sheets of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wuxi PharmaTech (Cayman) Inc. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 3, 2008

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share and per share data, unless otherwise stated)

	December 31,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	9,683,025	213,584,523
Restricted cash	2,067,353	5,526,262
Accounts receivable, net of allowance for doubtful accounts of $11,053 and $28,065 for 2006 and 2007, respectively	12,589,043	18,198,565
Inventories	9,617,289	13,352,242
Prepayments	1,819,617	5,214,564
Amounts due from related parties	142,041	—
Other current assets	734,073	6,000,801

Total current assets	36,652,441	261,876,957

Non-current assets:
Property, plant and equipment, net	42,775,824	73,635,180
Intangible assets, net	628,442	920,576
Land use rights, net	4,642,612	5,159,557
Other non-current assets	991,896	2,182,698

Total non-current assets	49,038,774	81,898,011

Total assets	85,691,215	343,774,968

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	9,604,671	—
Accounts payable	9,258,627	7,216,445
Accrued liabilities	5,012,108	12,279,284
Other taxes payable	2,342,817	4,060,379
Other current liabilities	1,226,898	1,230,618
Deferred revenue	2,618,838	19,705,904
Amounts due to related parties	201,077	1,538
Advanced subsidies	329,120	1,077,403

Total current liabilities:	30,594,156	45,571,571

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(In US dollars, except share and per share data, unless otherwise stated)

	December 31,
	2006	2007
Non-current liabilities:
Long-term debt, excluding current portion	5,762,803	4,107,001
Advanced subsidies	1,026,774	1,528,868
Convertible notes	—	40,987,803
Deferred tax liabilities	128,663	181,291

Total non-current liabilities	6,918,240	46,804,963

Total liabilities	37,512,396	92,376,534

Commitments and contingencies (note 17)
Mezzanine equity:
A total of 250,000,000 shares has been authorized for Series A and B and C preference shares consisting of:
Series A preference shares ($0.0002 par: 30,940,000 issued and outstanding in 2006 and nil outstanding in 2007)	6,097,306	—
Series B preference shares ($0.0002 par: 134,400,000 issued and outstanding in 2006 and nil outstanding in 2007)	43,009,138	—
Series C preference shares ($0.0002 par: 62,780,950 issued and nil outstanding in 2007)	—	—

	49,106,444	—

Shareholders’ equity (deficit):
Ordinary shares ($0.02 par value: 550,000,000 and 5,002,500,000 shares authorized as of December 31, 2006 and 2007, respectively; 249,060,000 and 492,226,776 issued and outstanding as of December 31, 2006 and 2007, respectively)	4,981,200	9,844,536
Additional paid-in capital	33,075,251	291,020,465
Accumulated deficit	(40,173,197)	(57,301,593)
Accumulated other comprehensive income	1,549,121	7,835,026
Less, 18,000,000 treasury shares, at cost	(360,000)	—

Total shareholders’ equity (deficit)	(927,625)	251,398,434

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	85,691,215	343,774,968

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2005	2006	2007
Net revenues:
Laboratory services	29,406,665	59,775,971	102,383,588
Manufacturing services	4,376,144	10,164,630	32,821,380

	33,782,809	69,940,601	135,204,968

Cost of revenues:
Laboratory services	(12,781,423)	(26,519,540)	(52,416,484)
Manufacturing services	(2,719,990)	(9,108,759)	(19,930,900)

	(15,501,413)	(35,628,299)	(72,347,384)

Gross profit	18,281,396	34,312,302	62,857,584

Operating expenses:
Selling and marketing expenses	(1,003,018)	(1,840,666)	(2,333,490)
General and administrative expenses	(8,539,207)	(22,343,558)	(30,329,161)

Total operating expenses	(9,542,225)	(24,184,224)	(32,662,651)

Operating income	8,739,171	10,128,078	30,194,933
Other income	255,341	518,764	2,752,229
Other expenses	(530,943)	(483,751)	(317,051)
Interest expense	(1,302,421)	(1,116,881)	(1,181,979)
Interest income	41,583	204,668	3,952,815

Income before income taxes	7,202,731	9,250,878	35,400,947
Income tax expense	(1,074,721)	(397,404)	(1,498,238)

Net income	6,128,010	8,853,474	33,902,709

Income (loss) attributable to holders of ordinary shares (Note 14):
Basic	$(116,566)	$(35,147,766)	$21,655,162

Diluted	$(116,566)	$(35,147,766)	$27,278,692

Basic earnings (loss) per share	$(0.00)	$(0.15)	$0.07

Diluted earnings (loss) per share	$(0.00)	$(0.15)	$0.05

Shares used in calculating basic earnings per share	267,708,750	238,506,600	308,050,216
Shares used in calculating diluted earnings per share	267,708,750	238,506,600	515,147,489

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME

(In US dollars, except share and per share data, unless otherwise stated)

	Ordinary		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Treasury		Total shareholders’ equity (deficit)	Comprehensive income
	Shares	Amount				Shares	Amount
Balance as of January 1, 2005	280,000,000	5,600,000	1,173,800	2,841,798	331	—	—	9,615,929
Dividends declared	—	—	—	(2,413,663)	—	—	—	(2,413,663)
Deemed dividend on issuance of Series A preference shares	—	—	—	(4,034,576)	—	—	—	(4,034,576)
Deemed dividend for beneficial conversion feature	—	—	2,210,000	(2,210,000)	—	—	—	—
Share-based compensation expenses	—	—	3,099,335	—	—	—	—	3,099,335
Effect of reorganization on minority interest (note 3)	(30,940,000)	(618,800)	(1,016,554)	—	—	—		(1,635,354)
Cumulative translation adjustment	—	—	—	—	385,436	—	—	385,436	385,436
Net income	—	—	—	6,128,010	—	—	—	6,128,010	6,128,010

Balance as of December 31, 2005	249,060,000	4,981,200	5,466,581	311,569	385,767	—	—	11,145,117	6,513,446

Dividends declared	—	—	—	(6,000,000)	—	—	—	(6,000,000)
Deemed dividend on issuance of Series B preference shares	—	—	—	(24,138,240)	—	—	—	(24,138,240)
Deemed dividend for beneficial conversion feature	—	—	19,200,000	(19,200,000)	—	—	—	—
Share-based compensation expenses	—	—	6,248,343	—	—	—	—	6,248,343
Capital contributions in connection with share-based compensation	—	—	2,160,327	—	—	—	—	2,160,327
Purchase of treasury shares	—	—	—	—	—	(28,000,000)	(560,000)	(560,000)
Issuance of treasury shares	—	—	—	—	—	10,000,000	200,000	200,000
Cumulative translation adjustment	—	—	—	—	1,163,354	—	—	1,163,354	1,163,354
Net income	—	—	—	8,853,474	—	—	—	8,853,474	8,853,474

Balance as of December 31, 2006	249,060,000	4,981,200	33,075,251	(40,173,197)	1,549,121	(18,000,000)	(360,000)	(927,625)	10,016,828

Series A, B and C preference shares converted into ordinary shares upon initial public offering	216,498,550	4,329,971	96,263,712	—	—	—	—	100,593,683
Issuance of ordinary shares upon initial public offering, net of direct costs	95,826,776	1,916,536	150,966,640	—	—	—	—	152,883,176
Purchase of treasury shares	—	—	—	(43,419,285)	—	(51,158,550)	(1,023,171)	(44,442,456)
Treasury shares retired	(69,158,550)	(1,383,171)	—	—	—	69,158,550	1,383,171	—
Deemed dividend on the repurchase of preference shares in excess of carrying amount	—	—	—	(7,611,820)	—	—	—	(7,611,820)
Share-based compensation expenses	—	—	10,714,862	—	—	—	—	10,714,862
Cumulative translation adjustment	—	—	—	—	6,285,905	—	—	6,285,905	6,285,905
Net income	—	—	—	33,902,709	—	—	—	33,902,709	33,902,709

Balance as of December 31, 2007	492,226,776	9,844,536	291,020,465	(57,301,593)	7,835,026	—	—	251,398,434	40,188,614

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2005	2006	2007
Operating activities:
Net income	6,128,010	8,853,474	33,902,709
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,099,335	8,408,670	10,714,862
Depreciation and amortization expenses	2,029,286	3,858,954	8,946,251
Bad debt expense	8,178	2,875	15,896
Inventory write down	97,096	31,987	174,169
Loss (gain) on sale of property, plant and equipment and land use rights	(263,352)	(374,818)	91,397
Loss (gain) on forward contracts marked to market	386,277	—	(2,390,915)
Changes in assets and liabilities:
Increase in accounts receivable	(1,459,412)	(7,838,944)	(5,626,818)
Increase in inventories	(2,404,080)	(6,012,526)	(3,123,268)
(Increase)/decrease in amounts due from related parties	(192,971)	281,206	145,805
Increase in other current assets	(135,271)	(1,727,445)	(5,765,964)
Increase in other non-current assets	(35,826)	(101,973)	(857,939)
(Increase)/decrease in deferred tax	(285,326)	(130,588)	461,690
Increase in accounts payable	364,409	3,156,278	1,768,977
Increase in accrued liabilities	385,761	3,867,580	6,646,003
Increase in other taxes payable	394,771	319,907	1,493,998
Increase/(decrease) in other current liabilities	439,793	77,984	(284,354)
Increase/(decrease) in deferred revenue	(296,363)	2,369,952	17,087,066
Decrease in amounts due to related parties	(5,740)	(44,361)	(204,927)
Increase in advanced subsidies	96,303	106,902	1,110,796
Increase in interest payable	708,258	224,872	925,499

Net cash provided by operating activities	9,059,136	15,329,986	65,230,933

Investing activities:
Purchase of property, plant and equipment	(8,404,800)	(24,328,905)	(40,105,282)
Proceeds from sales of property, plant and equipment and land use rights	5,353	1,026,774	4,299
Purchase of intangible assets	(68,189)	(180,652)	(558,421)
Purchase of land use rights	(635,373)	(2,390,301)	(308,297)
Refund from adjustment to purchase price of land use rights	77,225	—	—
Increase in restricted cash	(7,568)	(1,392,150)	(3,184,341)
Acquisition of minority interest (note 3)	(2,210,000)	—	—
Advanced subsidy received for construction	—	1,020,371	—

Net cash used in investing activities	(11,243,352)	(26,244,863)	(44,152,042)

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2005	2006	2007
Financing activities:
Dividends paid	(1,683,591)	(6,750,324)	—
Repayments of long-term debt	(597,069)	(75,627)	(1,971,827)
Proceeds from long-term debt	192,245	5,327,010	—
Repayments of short-term bank borrowings	(3,047,554)	(4,535,215)	(9,859,133)
Proceeds from short-term bank borrowings	4,819,901	4,695,679	—
Proceeds from loan from related party	1,709,995	—	—
Repayments of loan from related party	—	(1,709,995)	—
Proceeds from convertible notes	—	—	40,000,000
Cash proceeds from initial public offering, net of direct issuance costs	—	—	152,883,176
Purchase of treasury shares	—	(208,092)	(44,442,456)
Proceeds from issuance of Series A preference shares, net of direct issuance costs	2,181,372	(118,643)	—
Proceeds from issuance of Series B preference shares, net of direct issuance costs	—	18,870,898	—
Proceeds from issuance of Series C preference shares, net of direct issuance costs	—	—	53,972,030
Repurchase of Series A and B preference shares	—	—	(10,096,611)
Proceeds from exercise of share options	—	46,037	—

Net cash provided by financing activities	3,575,299	15,541,728	180,485,179

Effect of exchange rate changes on cash and cash equivalents	128,656	191,136	2,337,428

Net increase in cash and cash equivalents	1,519,739	4,817,987	203,901,498
Cash and cash equivalents at beginning of year	3,345,299	4,865,038	9,683,025

Cash and cash equivalents at end of year	4,865,038	9,683,025	213,584,523

Supplemental disclosure of cash flow information:
Cash paid for interest	(594,164)	(892,009)	(389,720)
Cash paid for taxes	(1,110,854)	(920,871)	(732,129)
Non-cash investing and financing activities:
Dividend payable	742,113	—	—
Deemed dividend on issuance of Series A preference shares	4,034,576	—	—
Deemed dividend on issuance of Series B preference shares	—	24,138,240	—
Deemed dividend on the repurchase of preference shares in excess of carrying amount	—	—	7,611,820
Accounts payable for purchase of property, plant and equipment	1,708,121	6,367	4,343,472
Accrued direct issuance costs for Series A preference shares	118,643	—	—
Amount payable to related parties for treasury share purchases, at cost	—	197,945	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

WuXi PharmaTech BVI Inc. (“WXPT BVI”) was incorporated in the British Virgin Islands on June 3, 2004 and was established as a holding company with no significant assets or operations of its own. WXPT BVI undertook a separate restructuring in anticipation of an initial public offering involving a holding company (the “Company”) that was incorporated in the Cayman Islands on March 16, 2007. The Company became the ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXPT BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXPT BVI. The Company, together with its subsidiaries, is principally engaged in the pharmaceutical and biotechnology research and development outsourcing business.

Substantially all of the Company’s business is conducted in the PRC through its primary operating subsidiary, WuXi PharmaTech Co., Ltd. (“WXPT”) and four other operating subsidiaries in which WXPT BVI, directly and indirectly, holds a combined 100% equity interests. Prior to becoming a wholly-owned subsidiary of WXPT BVI on July 13, 2005, the date of the “reorganization,” WXPT was held by three immediate shareholders, including (i) ChinaTechs Inc., a company owned and controlled by the founders, including the Chairman and CEO of the Company, as well as certain other shareholders, (ii) Jiangsu Taihushui Group Company, or THS, incorporated in the PRC, and (iii) Dr. John J. Baldwin, a director until July 2007, each of whom held $3,110,000 (55.54%), $2,210,000 (39.46%) and $280,000 (5%) of WXPT’s $5,600,000 registered capital, respectively.

On July 13, 2005, in order to effect the reorganization, WXPT BVI, and WXPT shareholders, together with new third party investors (the “Investors”) undertook a series of interrelated transactions whereby (i) WXPT BVI issued 155,500,000 and 14,000,000 ordinary shares to ChinaTechs and Dr. John J. Baldwin, respectively, on a one-for-one basis for approximately 60.54% of the outstanding equity interests in WXPT, (ii) WXPT BVI issued to the Investors 30,940,000 Series A preference shares for cash of $2,210,000 (see Note 10), (iii) WXPT BVI issued 79,560,000 ordinary shares, or approximately 28.41% of the outstanding equity interests in WXPT BVI to the Investors to be held temporarily for the benefit of THS, in accordance with an agreement between THS and the Investors (the “Agreement”) in exchange, on a one-for-one basis, for THS’s 28.41% equity interests in WXPT, and (iv) acquired the remaining THS interests in WXPT representing $618,800 of the registered capital shares, or approximately 11.05%, for $2,210,000 in cash.

The purpose of the Agreement was to facilitate the reorganization because, as a PRC company with PRC nationals as shareholders, neither THS nor their shareholders were initially able to take title to WXPT BVI’s ordinary shares due to certain PRC regulations. In October 2006, the ordinary shares held by the Investors for the benefit of THS were subsequently transferred to a Hong Kong company established by the shareholders of THS. WXPT BVI considered the issuance of the 79,560,000 ordinary shares as having been effectively issued on a one-for-one basis to THS on the date of the reorganization. Accordingly, of the 280,000,000 outstanding ordinary shares of WXPT prior to the reorganization, 249,060,000 ordinary shares were considered to have been issued on a one-for-one basis for shares in WXPT BVI, while $618,800 of the registered capital of WXPT, representing approximately 11.05% interest in WXPT, was considered as a purchase of minority interest by WXPT BVI (see Note 3).

After the reorganization, the former shareholders of WXPT own directly 60.54% and indirectly 28.41% of WXPT BVI, representing in total 88.95% of the outstanding shares on a fully diluted basis and after acquisition of the remaining 11.05% interest in WXPT, WXPT BVI owns 100% of WXPT and the four other operating subsidiaries. Consequently, the reorganization has been accounted for as a reverse merger and the consolidated financial statements of WXPT BVI present the historical results, assets and liabilities of WXPT on the consummation of the reverse merger as if WXPT was the acquirer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

On February 25 and February 28, 2008, the Company renamed its PRC subsidiaries and BVI holding company, respectively, after the acquisition of AppTec Laboratory Services, Inc. (“AppTec”) (see Note 21).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses in the financial statements and accompanying notes. The significant estimates included in the accompanying consolidated financial statements include assumptions regarding the recoverability of the carrying amount, and the estimated useful lives of long-lived assets, valuation of deferred tax assets and share-based compensation expenses. Actual results can vary from these estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments that are unrestricted as to withdrawal and use, and which have original maturities of three months or less from the date of purchase.

(d) Restricted cash

Restricted cash represents cash held (i) as collateral for letters of credit issued for equipment purchasing and (ii) cash deposited for forward contracts. The classification is based on the expected expiration of the underlying letters of credit and forward contracts.

(e) Inventories

Inventories are stated at the lower of cost or replacement cost with respect to raw materials and work in progress and the lower of cost or net realizable value with respect to finished goods. Net realizable value represents the anticipated selling price less estimated costs of completion and distribution. The Company determines cost on a weighted-average basis. Cost comprises direct materials and, where applicable, direct labor and overhead that has been incurred in bringing the inventories to their present location and condition.

(f) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Cost includes amounts paid to acquire or construct the assets, including capitalized interest during the construction of qualifying assets. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Repair and maintenance costs are expensed as incurred. In addition, the Company has assets that are classified as construction in progress. They relate to the refurbishment and renovation of the Company’s buildings in 2005 and 2006. The average construction period for each project was approximately three months. Due to the short time frame, the potential interest to be capitalized in relation to these projects was considered immaterial and was not recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

In 2007, the Company recorded capitalized interest of $168,298, which mainly relates to two new construction projects.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building	20 years
Vehicles	5 years
Fixtures and equipment	2 to 10 years
Building improvement	5 years

(g) Land use rights, net

All land in the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time, which has been determined as 50 years. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. The cost of the land use right is amortized on a straight-line basis over 50 years.

(h) Intangible assets, net

Intangible assets consist primarily of acquired software licenses and customer relationships. They are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 3-10 years.

(i) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flows are less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

(j) Mezzanine equity

Convertible redeemable preference shares were sold on June 18, 2005, June 1, 2006 and January 26, 2007. These shares carry a redemption feature, which is not mandatory, and have been classified as mezzanine equity.

(k) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Revenue is recognized net of sales-related taxes of $1,078,093, $28,388 and $173,609 for the years ended December 31, 2005, 2006 and 2007, respectively.

For laboratory services provided on a fee-for-service or project basis, the Company recognizes revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report. The service period required to complete such contracts is generally two to three months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

For laboratory services provided under a full time equivalent basis, or FTE based contracts, the customer pays a fixed rate per FTE and the Company recognizes revenue as the services are provided. The FTE contracts do not require acceptance by the customer or fixed deliverables from the Company.

The Company provides manufacturing services to its customers, which involve the manufacture of advanced intermediates and active pharmaceutical ingredients (APIs) for R&D use. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred. The Company records deferred revenues for payments received from the customer prior to the delivery of the products.

(l) Shipping and handling costs

Shipping and handling costs are classified as selling and marketing expenses. For the years ended December 31, 2005, 2006 and 2007, shipping and handling costs were $266,181, $652,714 and $899,180, respectively.

(m) Government subsidies

Government subsidies include cash subsidies and advanced subsidies received from the government such as from the Wuxi Municipal Ministry of Finance, the Science and Technology Committee of Jiangsu province, the Science and Technology Committee of Shanghai and the Shanghai Municipal Development & Reform Commission. Cash subsidies of $1,954,585, $921,511 and $335,211, which have been received for general corporate purposes, have been recognized as a reduction of general and administrative expenses for the years ended December 31, 2005, 2006 and 2007, respectively. There are no restrictions or requirements placed on the Company associated with the receipt or the use of the funds.

Advanced subsidies received from the government, on the condition that the Company meets certain obligations, have been recorded as a current liability until completion of the related business projects which is expected within 12 months. The current advanced subsidies were $197,021, $329,120 and $1,077,403 as of December 31, 2005, 2006 and 2007, respectively.

In 2006, the Company received an additional construction subsidy of $1,026,774, which was provided in connection with the future expansion of the Company’s Tianjin facility. As of December 31, 2007, the construction had not yet commenced and is not expected to be completed within 12 months. Once the asset is placed into service, government subsidies that relate to the depreciable property, plant and equipment will be recognized as a reduction to the cost of the underlying depreciable property, plant and equipment.

In 2007, the Company received three additional advanced subsidies totaling $438,080. They have been recorded as non-current liabilities as of December 31, 2007 because the related business projects are not expected to be completed within 12 months. There is no assurance that the Company will receive similar or any subsidies in the future.

The Company recorded amounts of $1,026,774 and $1,528,868 as non-current advanced subsidies as of December 31, 2006 and 2007, respectively.

(n) Operating leases

Leases, where substantially all the risks and rewards of ownership of assets remain with the leasing company, are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

(o) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $71,397, $14,683 and $14,435 for the years ended December 31, 2005, 2006 and 2007, respectively, and were classified as selling and marketing expenses.

(p) Share-based compensation

The Company accounts for share-based awards under FASB Statement No. 123 (Revised), “Share-Based Payment,” (“SFAS 123R”). Under SFAS 123R, the Company is required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the service period. The share-based compensation expenses have been categorized as either cost of revenues or general and administrative expenses, depending on the job functions of the grantees. For the years ended December 31, 2005, 2006 and 2007, the Company recognized share-based compensation expenses of $3,099,335, $8,408,670 and $10,714,862, respectively.

The share-based compensation has been classified as follows:

	Year Ended December 31,
	2005	2006	2007
Cost of revenues	401,137	541,029	2,069,143
General and administrative expenses	2,698,198	7,867,641	8,645,719

(q) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are evaluated and, if realization is not considered to be “more-likely-than-not,” a valuation allowance is provided.

In the first quarter of 2007, the Company adopted the Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. The adoption of FIN 48 did not have material impact on the Company total liabilities or shareholders’ equity. The Company has no material uncertain tax positions as of January 1, 2007 and December 31, 2007 or unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

(r) Other income

Other income primarily includes rental income on excess office space and net gains recognized on foreign exchange transactions and forward contracts. Rental income was Nil, $303,848 and $480,417 for the years ended December 31, 2005, 2006 and 2007, respectively. The total net foreign exchange gains were Nil, Nil and $1,855,485 for the years ended December 31, 2005, 2006 and 2007, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

(s) Other expenses

Other expenses primarily include net losses recognized on foreign exchange transactions and forward contracts. The total net foreign exchange losses were $519,754, $361,292 and Nil for the years ended December 31, 2005, 2006 and 2007, respectively.

(t) Earnings per share

The Company had determined that its Series A, Series B and Series C convertible redeemable preference shares were participating securities as the preference shares participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Company used the two-class method of computing earnings (loss) per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preference shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

Upon the consummation of the Company’s initial public offering on August 9, 2007, each Series A, Series B and Series C preference shares were automatically converted into ordinary shares. The two class method of computing earnings per share ceased to apply on the conversion date.

(u) Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of the Company’s subsidiaries are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income. Transaction gains and losses are recognized in the statements of operations in other income and other expenses, respectively.

(v) Derivative instruments

From time to time, the Company enters into foreign exchange forward contracts with financial institutions. The Company does not apply hedge accounting to the instruments and, as such, they are marked to market at each reporting date with changes in fair value recognized in the statements of operations.

The gain (loss) from the forward contracts was $(383,115), $2,255 and $2,895,484 for the years ended December 31, 2005, 2006 and 2007, respectively. The gain or loss has been included in other income or other expenses, respectively. The Company did not have any outstanding foreign exchange forward contracts as of December 31, 2005 and 2006. As of December 31, 2007, the Company had outstanding forward contracts with a fair value of $2,390,915 which have been recorded as other current assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

(w) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income and foreign currency translation adjustments. The Company discloses this information on its statement of shareholders’ equity (deficit) and comprehensive income.

(x) Fair value disclosures

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term bank borrowings, payables, long-term debt, convertible notes and accrued expenses approximate their fair value as of December 31, 2007. The Company utilized a third party valuation firm to assist them in determining the fair value of the convertible redeemable preference shares and recorded them at their fair value upon issuance. The valuation report utilized generally accepted valuation methodologies such as the income approach and the market approach, which incorporates certain assumptions such as the Company’s expected future cash flows and discount rates. The methodology is discussed further in Notes 10 and 12.

(y) Concentration of credit risks

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company establishes an allowance for doubtful receivables primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

(z) New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Company will be required to adopt SFAS 157 for fiscal year beginning January 1, 2008. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces SFAS No. 141, “ Business Combination .” The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008 and will apply prospectively to business combinations completed on or after that date. The Company is currently evaluating the impact, if any, of SFAS 141R on its financial position, results of operations and cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51 “ (“SFAS 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Company is currently evaluating the impact, if any, of SFAS 160 on its financial positions, results of operations and cash flows.

3. ACQUISITION OF MINORITY INTEREST

On July 13, 2005, the Company acquired 88.95% of WXPT in an exchange, on a one-for-one basis in connection with the reorganization described in Note 1. The remaining 30,940,000 shares, or 11.05%, represented a minority interest, which was owned by THS and was acquired by the Company during the reorganization. The net book value of the minority interest in WXPT on the date of the reorganization totaled $1,635,355, which was acquired by the Company for $2,210,000. The recognition of this minority interest has been recorded in shareholders’ equity (deficit) as the “effect of reorganization on minority interest.” In applying purchase accounting, the Company determined that the fair value of the assets and liabilities on the transaction date exceeded the purchase price consideration. As a result, the Company reduced the estimated fair value of its long-lived tangible and intangible assets by the excess amount of $133,283, on a pro rata basis, which is reflected in the below table.

The following is a summary of the 11.05% of the net fair values of the assets acquired and liabilities assumed:

		Amortization period
Tangible assets:
Net working capital acquired	$103,175	n/a
Property, plant and equipment	2,263,371	5-20 years
Land use rights	426,879	50 years

Total tangible assets	2,793,425

Intangible assets:
Sales backlog	54,992	within 1 year
Customer relationships	357,937	7 years

Total intangible assets	412,929

Non-current liabilities	(846,866)

Deferred tax liabilities	(149,488)

Total	$2,210,000

The valuation of the sales backlog and customer relationships was based on the excess-earnings method, which establishes the value of an intangible asset by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

working capital, fixed assets and other intangible assets. After a fair return on these contributory assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings method explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. An indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market.

4. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2006	2007
Raw materials	2,881,596	4,523,400
Work-in-progress	851,809	1,821,506
Finished goods	5,883,884	7,007,336

Total	9,617,289	13,352,242

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2006	2007
Building	19,113,862	35,112,088
Vehicles	1,229,804	1,684,511
Fixtures and equipment	18,424,193	36,138,425
Building improvement	6,881,476	2,036,837

Total	45,649,335	74,971,861
Less: Accumulated depreciation	(6,758,459)	(15,202,578)
Subtotal	38,890,876	59,769,283
Construction in progress	3,884,948	13,865,897

Property, plant and equipment, net	42,775,824	73,635,180

Depreciation expense was $1,880,404, $3,597,825 and $8,507,139 for the years ended December 31, 2005, 2006, and 2007, respectively.

As of December 31, 2006 and 2007, the Company has pledged fixtures and equipment and buildings with a total carrying amount of approximately $10,441,187 and $10,713,520, respectively, to secure banking facilities granted to the Company (see Note 8).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

6. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2006	2007
Intangible assets cost:
Software licensing fee cost	491,410	1,078,123
Less: Accumulated amortization	(140,822)	(379,882)

Software licensing fee, net	350,588	698,241

Customer relationship, cost	357,937	357,937
Less: Accumulated amortization	(80,083)	(135,602)

Customer relationship, net	277,854	222,335

Sales backlog, cost	54,992	54,992
Less: Accumulated amortization	(54,992)	(54,992)

Sales backlog, net	—	—

Intangible assets, net	628,442	920,576

The Company recorded amortization expense of $110,962, $158,344 and $319,551 for the years ended December 31, 2005, 2006 and 2007, respectively.

The following table represents the total estimated amortization of intangible assets for the five succeeding years:

For the Year Ending December 31,	Total
2008	364,110
2009	311,673
2010	130,846
2011	68,235
Beyond 2011	45,712

7. LAND USE RIGHTS, NET

Land use rights, net consisted of the following:

	As of December 31,
	2006	2007
Land use rights, cost	4,796,003	5,432,511
Less: Accumulated amortization	(153,391)	(272,954)

Land use rights, net	4,642,612	5,159,557

The Company recorded amortization expense of $37,920, $102,785 and $119,562 for the years ended December 31, 2005, 2006 and 2007, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

8. BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2006	2007
Borrowings:
Short-term bank borrowings	8,964,360	—
Long-term debt, current portion	640,311	—

Sub-total, current portion	9,604,671	—
Long-term debt, non-current portion	5,762,803	4,107,001

Total	15,367,474	4,107,001

Short-term bank borrowings are generally repayable within one year. The weighted average interest rates on the short-term bank borrowings as of December 31, 2006 and 2007 were 5.95% and Nil, respectively. As of December 31, 2006 and 2007, $1,280,623 and Nil, respectively, were guaranteed by THS. The amounts of unutilized banking facilities were $1,280,623 and Nil as of December 31, 2006 and 2007, respectively.

Long-term bank debt was $6,403,114 and $4,107,001 as of December 31, 2006 and 2007, respectively. During the years 2006 and 2007, the weighted average interest rates on the long-term bank debt were 5.47% and 6.24%, respectively, which equaled the loan interest rate ranging from one to three years of The People’s Bank of China less 5%.

The Company had a long-term debt that commenced in 2006 totaling $6,403,114 with a maturity date of April 20, 2009. As of December 31, 2007, the balance of the long-term debt was $4,107,001. All other previous debt that commenced in 2005 and 2006 either matured or was repaid in 2006.

Future long-term payments as of December 31, 2007 are as follows:

2008	$—
2009	4,107,001

Total	$4,107,001

9. CONVERTIBLE NOTES

On February 9, 2007, the Company entered into a convertible note agreement with a group of third-party investors pursuant to which the investors lent the Company $40,000,000. The key terms of the notes are as follows:

Maturity date

The convertible notes mature on the earliest to occur of (i) February 9, 2012, (ii) the consummation of a sale transaction such as a merger or tender offer or (iii) when declared due and payable by the note holders upon default.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

Interest

The note holders shall be entitled to interest at the rate of 5% per annum (“interest rate”) on the principal amount of the note unless a qualifying IPO does not occur. A qualifying IPO is defined as an initial public offering (“IPO”) of ordinary shares on any internationally recognized stock exchange in which the net price per share (after underwriting, discounts and commissions) issued by the Company equals at least $1.086 (subject to anti-dilution adjustment for share splits, share dividends, bonus issues, reorganizations, recapitalizations and similar events) prior to January 1, 2008. Prospectively, interest will cease to accrue. If a qualifying IPO does not occur, the interest rate on the notes will be retroactively reset to 12% per annum.

The note holders shall be entitled to the interest, which is due and payable by the Company in arrears semi-annually, until the date on which the note is repaid in full. The Company shall pay to the note holders the interest by adding and compounding such interest to the principal amount on June 30 and December 31 of each year.

The Company had accrued interest at 12% per annum on the principal amount of the notes prior to occurrence of the qualified IPO and reset accrued interest at 5% at August 9, 2007, the date of a qualifying IPO. Interest ceased to accrue after August 9, 2007.

Default interest

If the Company fails to pay any sum in respect of the notes when the same becomes due and payable, interest shall accrue on the overdue sum at an additional 5% interest rate penalty on top of the stated 5% interest rate for an aggregated 10% per annum from the due date.

Contingent conversion

At any time after an IPO or a sale transaction occurs, the note holders shall have the right, but not obligation, to convert in whole or in part the outstanding principal amount plus all accrued and unpaid interest thereon to the date of such conversion, into such number of fully paid ordinary shares of the Company.

Contingent conversion price

The notes become convertible into ordinary shares at a conversion price equal to 90% of either:

(i)	The final offering price per share in the case of an IPO, or

(ii)	The price per share offered for ordinary shares in a sale transaction.

No fractional shares ordinary share shall be issued and in lieu of the same, the Company shall pay to note holders the amount of outstanding principal and interest that is not so converted.

Redemption

If the Company does not consummate a qualifying IPO prior to January 1, 2008, then, from and after the earlier of (i) January 1, 2008 and (ii) the date upon which an IPO that is not a qualifying IPO is consummated, the note holders shall have the right, at its option, to require the Company to repurchase the notes, in cash, for an aggregate purchase price equal to (i) the aggregate initial principal amount plus (ii) an amount representing a 12% internal rate of return (which, for the avoidance of doubt, shall be inclusive of all accrued and unpaid interest on the initial principal amount) on the initial principal amount, calculated from February 9, 2007 through and until the date of payment in full of the above price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

In the event that the note holders exercise the put option and the Company does not have sufficient funds to pay the price in full, the notes and the then outstanding principal amount plus all accrued and unpaid interest thereon shall, remain outstanding until the date the note holders receive the price in full and the note holders shall maintain all of its rights and remedies under the notes.

The redemption right lapsed on August 9, 2007, the qualified IPO date.

Call Option

If the Company consummates an IPO that is not a qualifying IPO, then the Company shall have the right, but not the obligation, to prepay the notes in full and not in part (the “Call Option”) for an aggregate purchase price in cash equal to the sum of the aggregate principal amount, plus all accrued and unpaid interest thereon, at any time after the third anniversary of such IPO (the “Trigger Date”) if the closing price per share for each of the any 15 trading days falling within a period of 30 consecutive trading days occurring after the Trigger Date, with the last day of such period occurring no more than five trading days prior to the date upon which prepayment notice is given, was for each such 15 trading days at least 140% of the conversion price then in effect.

Notwithstanding the foregoing, if the Company does not consummate any IPO (including a qualifying IPO) on or prior to February 9, 2010, then from and after such date, the Company shall have the right to exercise the Call Option for the aggregate purchase price equal to the sum of the aggregate principal amount, plus all accrued and unpaid interest thereon, calculated at the rate of 12% per annum.

The call option lapsed on August 9, 2007, the qualified IPO date.

Based on the final IPO offering price, the conversion price is $1.575 per share and are convertible into 26,024,002 ordinary shares, if converted.

Details of the carrying value of the convertible notes as of December 31, 2007 are as follows:

As of December 31, 2007
Proceeds from issuance of convertible notes	40,000,000
Interest accrued @ 5% per annum	987,803

Total convertible notes	40,987,803

On February 15, 2008, one of the investors issued a notice to convert its $5 million note plus accrued interest on the principal amount of the note (See note 21).

10. CONVERTIBLE REDEEMABLE PREFERENCE SHARES

(a) Series A preference shares:

On June 18, 2005, the Company agreed to the sale of 30,940,000 Series A convertible redeemable preference shares (“Series A preference shares”) to a group of third party investors for cash proceeds of $2,210,000. The Company recorded the initial carrying amount of the Series A preference shares at $6,244,576, or approximately $0.202 per share, which was determined to be the fair value of such shares at the date of issuance. The Company estimated the fair value of such shares primarily by reference to two separate valuations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

of the Company’s shares, performed with the assistance of an independent third party valuation expert. The valuations weighed evenly the results of a discounted cash flow analysis and the market approach (known as guideline company method). The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market. The Company then allocated the resulting enterprise value between the ordinary and preference shares for each valuation and then extrapolated the results to the issuance date. The initial carrying value of the preference shares was offset by direct cost of the equity issuance of $147,270.

The Company recognized a deemed dividend of $4,034,576 on issuance of the Series A preference shares, which equals the discount between the price paid of $0.071 per preference share, and their fair value of approximately $0.202. On the date of issuance the preference shares, which are each convertible into one ordinary share, were deemed to include a beneficial conversion feature of $0.093 calculated as the difference between the commitment date fair value of the ordinary share of approximately $0.164 (determined through a valuation of the Company’s shares in the same manner as described above) and the effective conversion price of $0.071 per share, limited to the proceeds received from the issuance of the preference shares. The beneficial conversion feature of $2,210,000 was recorded as a deemed dividend against additional paid-in capital and recognized immediately as the Series A preference share was convertible upon issuance.

(b) Series B preference shares:

On June 1, 2006, the Company completed the sale of 134,400,000 Series B convertible redeemable preference shares (“Series B preference shares”) to a group of third party investors for cash proceeds of $19,200,000. The Company recorded the initial carrying amount of the Series B preference shares at $43,338,240 or approximately $0.322 per share, which was determined to be the fair value of such shares at the date of issuance. The Company determined the fair value of such by means of evenly weighing the results a discounted cash flow method and the market approach (known as guideline company method) with the assistance of an independent third party valuation expert. The initial carrying value of the preferred shares was offset by direct cost of the equity issuance of $329,102.

The Company recognized a deemed dividend of $24,138,240 on issuance of the Series B preference shares, which equals the discount between the price paid of $0.143 per preference share, and their fair value of approximately $0.322. On the date of issuance the preference shares, which are each convertible into one ordinary share, were deemed to include a beneficial conversion feature of $0.173 calculated as the difference between the commitment date fair value of the ordinary share of approximately $0.316, which was determined by the management with the assistance of a third-party valuation expert, and the effective conversion prices of $0.143 per shares, limited to the proceeds received from the issuance of the preference shares. The beneficial conversion feature of $19,200,000 was recorded as a deemed dividend against additional paid-in capital and recognized immediately as the Series B preference share was convertible upon issuance.

(c) Series C preference shares:

On January 26, 2007, the Company agreed to the sale of 62,780,950 Series C convertible redeemable preference shares (“Series C preference shares”) to a group of investors for cash proceeds of $54,539,067. The Company recorded the initial carrying amount of the Series C preference shares at $54,539,067 or approximately $0.869 per share. The Company determined the price per share to be the best estimate of fair value for such shares at the date of issuance based on the amount paid by the investors, who negotiated this agreement at arms length. The initial carrying value of the preference shares was offset by direct cost of the equity issuance of $425,355.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

Concurrently with the issuance of Series C preference shares, pursuant to a share purchase agreement dated January 26, 2007, the Company offered to the then existing shareholders the opportunity to sell to the Company shares at a price equal to $0.869 per share for a maximum of 62,780,950 shares. The offer was extended to both preference and ordinary shareholders, who each had an opportunity to sell the number of shares equivalent to their pro-rata amount of total outstanding shares, multiplied by 62,780,950. For those shareholders who elected not to sell, their pro-rata portion was offered to other shareholders. Pursuant to this offer, the Company acquired 10,041,300 Series A preference shares, 1,581,100 Series B preference shares and 51,158,550 ordinary shares, each at a price of $0.869 per share, and immediately retired the shares. The aggregate number of shares repurchased was 62,780,950. The Company believes this offer, which represents a premium over the fair value of the preference and ordinary shares, represents a benefit to the shareholders. The Company has recorded this transaction by recognizing the amounts paid for ordinary shares as purchase of treasury shares with a reduction to retained earnings in excess of par value for $43,419,285 and the amount in excess of the recorded value of the preference shares as a deemed dividend of $7,611,820 (see Note 11).

The significant terms of the Series A, Series B and Series C preference shares are as follows:

Conversion

Each Series A, Series B and Series C preference shares is convertible into one ordinary share at any time after the date of issuance of such shares, subject to anti-dilution, and shall be automatically be converted one-for-one upon the consummation of a qualifying IPO.

A qualifying IPO, as defined by the preference share agreements, means an underwritten public offering of ordinary shares on a recognized stock exchange or the acquisition of the Company by a third party mutually acceptable to the Parties, in respect of which the pre-public offering or pre-acquisition valuation (as the case may be) amounts to no less than $100,000,000, if the public offering or acquisition takes place in the calendar year 2007 for Series A and Series B preference shares and a net share price (after underwriters discounts and commissions) issued by the Company that equals at least $1.086 (subject to anti-dilution adjustment for share splits, share dividends, bonus issues, reorganizations, recapitalizations and similar events) for Series C preference shares.

The conversion price of Series A, Series B and Series C preference shares is subject to adjustment for dilution, including but not limited to share splits, share dividends and recapitalization.

Additionally, the conversion price is to be adjusted for dilution in the event the Company issues additional ordinary shares at a price per share less then the prevailing Series A, Series B and Series C preference shares’ respective conversion price. Under the circumstances the Series A, Series B and Series C preference shares’ respective conversion price shall be reduced, concurrently with such issuance, to a price per share at which the additional shares are issued.

Voting Rights

Each Series A, Series B and Series C preference share has voting rights equivalent to the number of ordinary shares into which it is convertible.

Dividends

Subject to the rights of the holders of Series A, Series B and Series C preference shares, holders of ordinary shares are entitled to receive dividends out of any funds legally available, when and if declared by the Board of Directors of the Company, at the rate or in the amount as the Board of Directors considers appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

The Company may not declare or pay any dividend on ordinary shares unless at the same time a dividend is declared and paid on the preference shares. Subject to the approval of the Board, the Company shall, on an annual basis, declare and pay in cash dividends in respect of the ordinary shares and the preference shares amounting to an aggregate of not less than 10% of the annual net earnings of the Company for the preceding financial year. This obligation terminates upon completion of a qualifying IPO.

Redemption rights

The Company granted the Series A, Series B and Series C preference shares with a put option which requires the Company to purchase from the preference shareholders when exercised (if a qualifying IPO does not occur by June 30, 2008 for Series A and December 31, 2007 for Series B and Series C) at the put option price.

The put option price for Series A, Series B and Series C preference shareholders is the subscription price paid plus an additional sum calculated at 6% per annum less any dividends declared and paid related to the option shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company caused by a “Trade Sale,” which is defined as any sale of shares, merger, consolidation or other similar transaction involving the Company in which its shareholders do not retain a majority of the voting power in the surviving entity, or a sale of all or substantially all the Company’s assets, the holder of Series A and Series B preference shares are to receive an amount equal to 100% of the subscription price plus all accrued or declared but unpaid dividends.

Series C preference shares are to receive the greater of (i) an amount equal to 100% of the subscription price plus all accrued or declared but unpaid dividends, if any or (ii) the aggregate consideration that would be paid to the holder of ordinary shares into which Series C preference shares are convertible at the closing of a trade sale.

Such amounts are to be adjusted for any share splits, share dividends and recapitalization. Series A, Series B Series C preference share holders have equal liquidation preference rights.

All the outstanding Series A, Series B, and Series C preference shares totaled at 216,498,550 preferred shares were automatically converted into 216,498,550 ordinary shares on a one-for-one basis upon the consummation of a qualifying IPO, which occurred on August 9, 2007.

11. CAPITAL STRUCTURE

On September 15, 2005, WXPT declared a dividend of $2,413,663 for its shareholders on record as of June 21, 2005, or $0.009 per share.

On July 13, 2005, in connection with the reorganization described in Note 1, the Company issued 249,060,000 ordinary shares, each with a par value of $0.020, in exchange for an 88.95% equity interest in WXPT and also issued 30,940,000 Series A preference shares for $2,210,000 (see Note 10). The remaining 11.05% equity interest in WXPT, which was acquired for $2,210,000, has been accounted for as the purchase of a minority interest (see Note 3).

During 2006, the Company acquired from its shareholders 28,000,000 ordinary shares, each for $0.020 for purposes of funding employee share options granted. On June 1, 2006, 10,000,000 treasury shares were issued to settle an equal number of share options which were exercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

On June 1, 2006 the Company issued 134,400,000 Series B preference shares to a group of third party investors for $19,200,000 (see Note 10).

The holders of Series A and B preference shares are entitled to receive dividends on an as-if converted basis with ordinary shareholders according to the shareholders’ agreement. On October 31, 2006, the Board of Directors declared a special dividend of $6,000,000 in the ratio of $0.023 per ordinary share and $0.004 per Series A and B preference shares.

As a result of the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans or advances. As of December 31, 2006, the restricted portion amounted to $21,043,308 and this amount is made up of the registered capital of the PRC subsidiaries and the statutory reserve (see Note 15).

On February 2, 2007, in connection with the issuance of the $40,000,000 convertible notes, the Company and the shareholders approved the increase in the number of authorized ordinary shares to 550,000,000.

On February 9, 2007, the Company issued 62,780,950 Series C preference shares to a group of investors for $54,539,067 (see Note 10). Concurrently with the issuance of Series C preference shares, the Company repurchased and retired 10,041,300 of Series A preference shares, 1,581,100 Series B preference shares, and 51,158,550 of ordinary shares. The Company believes this offer, which represents a premium over the fair value of the preference and ordinary shares, represents a benefit to the shareholders. The Company has recorded this transaction by recognizing the amounts paid for ordinary shares as purchase of treasury shares with a reduction to retained earnings in excess of par value for $43,419,285 and the amount in excess of the recorded value of the preference shares as a deemed dividend of $7,611,820.

On July 27, 2007, the Board of Directors approved the increase in the number of authorized ordinary shares by 4,452,500,000 shares. The amount consists of the creation of 4,450,000,000 ordinary shares of $0.02 par value and the redesignation of the authorized preference shares of 250,000,000 of $0.0002 par value into 2,500,000 ordinary shares of $0.02 par value. The total authorized share capital of the Company is 5,002,500,000 ordinary shares of $0.02 par value.

On August 9, 2007, the Company successfully completed its initial public offering on the New York Stock Exchange and issued 95,826,776 ordinary shares for total proceeds of $155,958,078, net of issuance costs of $3,074,902.

Upon the consummation of the IPO, 20,898,700 Series A, 132,818,900 Series B and 62,780,950 Series C preference shares were automatically converted into the same number of ordinary shares.

12. SHARE-BASED COMPENSATION EXPENSES

On July 18, 2005, the Company, after consultation with the Board, granted 27,895,000 share options to management employees. Generally, the share options vest over three years with 30% of the options becoming exercisable two years from the commencement date of the vesting period (the “Date”), and the remaining 70% will become exercisable after three years from the Date. For certain employees, share options were fully vested on the grant date.

On May 26, 2006, certain shareholders transferred 5,707,200 ordinary shares to management employees as compensation. The Company recorded compensation expense of $2,160,327 based on the fair value of the ordinary shares on the date of transfer. Also on that date certain employees exercised their vested share options and the Company issued 10,000,000 ordinary shares from treasury shares (see Note 11).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

On June 1, 2006, the shareholders of the Company approved and reserved an aggregate of 74,044,450 ordinary shares for the issuance of options granted on July 18, 2005 and for options granted in 2006 and 2007. In 2006 and 2007, the Company granted an aggregate of 36,250,000 and 10,416,950 share options, respectively. These options generally vest between two to four years.

On July 15, 2007, the Company adopted the 2007 Employee Share Incentive Plan (the “Plan”) which was approved by the Board of Directors. The Plan provides for the issuance of share based awards such as share options and nonvested restricted shares from the Company’s ordinary shares in the amount of 46,044,400 or up to 9% of the total outstanding ordinary shares as of December 31, 2007. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest between three to four years. The maximum term of each share option expires 10 years from grant date. As of December 31, 2007, the Company granted 2,619,050 share options and 2,400,000 nonvested restricted shares from this Plan.

The Company recognizes the share-based compensation expense using a graded vesting attribution model for each separately vesting portion of the share based awards.

Prior to the Company’s IPO on August 9, 2007, when estimating the fair value of the Company’s ordinary shares, its management has considered a number of factors, including the result of a third-party appraisal using a generally accepted valuation methodologies, including the discounted cash flow approach and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of ordinary shares based on the option pricing model under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

The fair value of each share option awarded is estimated on the date of grant using the Black-Scholes option pricing model with the following significant assumptions:

	2005	2006	2007
Risk-free interest rate	4.64%	5.45 to 5.63%	3.15 to 5.52%
Expected life (in years)	5.18	2.60 to 4.70	1.00 to 6.50
Expected volatility	51.71%	27.28 to 39.92%	23.60 to 35.90%
Expected dividends	—	—	—

The weighted average grant date fair value of options granted for the years ended December 31, 2005, 2006 and 2007 were $0.173, $0.302 and $0.650, respectively.

Expected volatilities are based on the average volatility of comparable companies over a time period commensurate with the expected life of the option. The Company uses available data to estimate the timing of option exercise and employee termination within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. For those options which do not have expiration dates and options granted subsequent to the IPO, the Company conducted a survey with employees in an effort to establish a reasonable estimate on the expected life of the options. The risk-free rate for periods within the contractual life of the option is based on the yield of the China International Government Bond for options granted prior to July 15, 2007 and the U.S. Treasury note yield for options granted after July 15, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

The following summarizes the Company’s share option activity as of and for the year ended December 31, 2007:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Share options outstanding at January 1, 2007	54,145,000	$0.021	$34,501,110

Granted	13,036,000	$0.724
Forfeited	(692,500)	$0.120

Share options outstanding at December 31, 2007	66,488,500	$0.158	$232,538,936

Share options vested or expected to vest at December 31, 2007	65,224,050	$0.143	$229,062,443

Share options exercisable at December 31, 2007	30,453,500	$0.023	$110,613,405

Except for the options granted prior to July 24, 2006 and those granted on August 1, 2007, all other options granted have an expiration date. The weighted average contractual remaining life of those options is 11.56 years and 8.65 years as of December 31, 2006 and 2007, respectively.

The total fair value of options vested in 2005, 2006, and 2007 was $1,704,288, $3,222,564 and $4,827,603, respectively.

As of December 31, 2007, there was $5,779,839 of total unrecognized compensation expense related to nonvested share options granted in 2005, 2006 and 2007. The compensation expense is expected to be recognized over a weighted average period of 1.57 years.

The fair value of each nonvested restricted share is based on the fair market value of the underlying ordinary shares on the date of grant.

A summary of nonvested restricted shares activity under the Plan as of December 31, 2007 and changes in the period is presented below:

Nonvested Shares	Shares	Weighted average grant date fair value	Aggregate intrinsic value
Nonvested restricted shares outstanding at January 1, 2007	—	$—	—
Granted	2,400,000	$3.67	—
Vested	—	—	—

Nonvested restricted shares outstanding at December 31, 2007	2,400,000	$3.67	—

As of December 31, 2007, there was $5,982,079 of total unrecognized compensation expense related to nonvested restricted shares granted in 2007. The compensation expense is expected to be recognized over a weighted average period of 2.73 years.

13. INCOME TAXES

Cayman Islands Tax

The Company is a tax-exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

British Virgin Islands Tax

The Company’s intermediate offshore holding company, WXPT BVI, is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, WXPT BVI is not subject to income tax.

PRC Tax

The Company’s subsidiaries are registered in the PRC as manufacturing foreign invested enterprises (“FIEs”), which allow them to qualify for certain preferential tax treatment. In general, FIEs are subject to an income tax rate of 33%, but because they are eligible to receive preferential tax treatment in the form of reduced tax rates and/or tax holidays, the applicable income tax rates of the Company’s FIEs are generally lower than 33%.

The Company operates its business primarily through its PRC operating subsidiary, WuXi PharmaTech Co., Ltd (“WXPT”). WXPT is a foreign invested enterprise engaged in manufacturing with a business term of over ten years and is registered in the Wuxi Taihu National Tourist Resort Zone. The applicable income tax rate is 24% and it is entitled to a two-year exemption beginning from its first profitable year and a 12% income tax rate for years three to five.

The Shanghai branch of WXPT is located in the Shanghai Waigaoqiao Free Trade Zone. The applicable income tax rate is 15% and it is entitled to a two-year exemption beginning from its first profitable year and a 7.5% income tax rate for years three to five. The first profitable year was 2002.

Shanghai PharmaTech Co., Ltd. (“SHPT”), a foreign invested enterprise, is located in the Shanghai Waigaoqiao Free Trade Zone. The applicable income tax rate is 15% and it is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year. The first profitable year was 2006. Beginning in year 2008, the income tax rate is expected to be 50% of the applicable enacted tax rate for the subsequent three years.

Shanghai SynTheAll Pharmaceutical Co., Ltd. (“STA”) is a foreign invested enterprise engaged in manufacturing with a business term of over ten years and is located in Jinshan, Shanghai. The applicable income tax rate is 24% and is entitled to a two-year exemption beginning from its first profitable year.

Tianjin PharmaTech Co. Ltd. (“TJPT”), a foreign invested enterprise, is engaged in discovery chemistry services. It is located in Tianjin, China and is subject to an income tax rate of 15%.

Suzhou PharmaTech Co. Ltd. (“SZPT”), a foreign invested enterprise, is engaged in biology services. This enterprise stepped out of the pre-operating stage in August 2007 and as such is subject to an income tax rate of 24% at the year ended December 31, 2007.

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2005	2006	2007
Current tax expense
PRC	1,357,827	523,685	1,039,844
Deferred tax expense (benefit)
PRC	(283,106)	(126,281)	458,394

Income tax expense	1,074,721	397,404	1,498,238

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2006	2007
Current deferred tax assets:
Bad debt provision	—	3,758
Incentive bonus accrual	—	42,830
Accrued commission	52,279	—
Noncurrent deferred tax assets:
Capitalized pre-operating expense	—	23,639
Know-how amortization	110,533	162,679
Patent amortization	—	145,290
Fixed asset residual value difference	—	86,468
Net operating loss carry-forward	521,727	45,235

Total deferred tax assets	684,539	509,899

Current deferred tax liabilities:
Unrealized forward contract gain/loss	—	215,182
Noncurrent deferred tax liabilities:
Land use right amortization GAAP difference	—	61,331
Fixed asset basis difference	86,477	86,388
Intangible asset basis difference	42,186	33,572

Total deferred tax liabilities	128,663	396,473

A reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year Ended December 31,
	2005	2006	2007
PRC income tax rate	33.0%	33.0%	33.0%
Expenses not deductible for tax purposes
R&D expenses	(15.0)%	—	—
Non-deductible entertainment expenses	8.2%	8.0%	0.2%
Non-taxable revenue	(0.5)%	—	—
Patent appreciation	—	15.5%	—
Non-taxable investment loss of Shanghai PharmaTech	—	6.2%	—
Other expenses not deductible for tax purpose	—	0.9%	0.2%
Tax exemption and tax relief
Tax exemptions granted to the group	(3.1)%	(30.7)%	(17.6)%
Reduced tax rate	(7.7)%	(30.3)%	(12.4)%
Change of tax rate	—	1.7%	0.8%

Effective tax rate	14.9%	4.3%	4.2%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2005	2006	2007
The aggregate dollar effect	219,931	2,836,300	6,183,862
Per share effect—basic	0.001	0.012	0.020
Per share effect—diluted	0.001	0.012	0.012

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. The adoption of FIN 48 did not have any impact on the Company total liabilities or shareholders’ equity. The Company has no material uncertain tax positions as of December 31, 2007 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law (“New EIT Law”), which will take effect beginning January 1, 2008. Under the New EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The New EIT Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. According to the New EIT Law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

WXPT, SHPT and TJPT will gradually transition from 15% to the uniform tax rate of 25% from 2008 to 2012. STA will transition from 24% to the uniform tax rate of 25% in 2008. The management of WXPT will apply the “New and High-Tech Enterprise” status for the Company that provides a 15% tax rate under the New EIT Law. Under applicable accounting rules, until the Company receives official approval for this status, it must use the transition rule in its calculation of its deferred tax balances, which means a gradual increase in rates over the five-year transition period. If the company receives the approval, the difference in its deferred tax is immaterial.

In addition, based on the New EIT Law, an enterprise that is entitled to preferential treatment in the form of enterprise income tax reduction or tax holiday exemption, but has not been profitable and, therefore, has not enjoyed such preferential treatment, would have to begin its tax holiday exemption in the same year that the New EIT Law goes into effect, i.e., 2008. As such, certain subsidiaries will begin their tax holiday exemptions in 2008 even if they are not yet cumulatively profitable at that time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

The New EIT Law provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purpose. The Company expects that such 10% withholding tax will apply to dividends paid to the Company by the PRC subsidiaries, but this treatment will depend on the Company’s status as a non-resident enterprise. The Company does not currently intend to declare dividends for the foreseeable future.

As of December 31, 2005, 2006 and 2007, the Company’s subsidiaries, STA, TJPT and SZPT, had combined net operating losses carried forward of $905,976, $2,173,861 and $2,672,934, respectively. For the year ended December 31, 2007, the net operating losses carried forward of $95,108, $2,577,826 will expire in 2010 and 2012, respectively.

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	Year Ended December 31,
	2005	2006	2007
Net income	$6,128,010	$8,853,474	$33,902,709
Deemed dividend on issuance and repurchase of preference shares	(4,034,576)	(24,138,240)	(7,611,820)
Deemed dividend for beneficial conversion feature	(2,210,000)	(19,200,000)	—
Dividends on preference share	—	(663,000)	—
Amounts allocated to preference shares for participating rights to dividends	—	—	(4,635,727)

Income (loss) attributable to holders of ordinary shares—basic	$(116,566)	$(35,147,766)	$21,655,162
Plus interest income from convertible notes	—	—	987,803
Plus income allocated to preference shares	—	—	4,635,727

Income (loss) attributable to holders of ordinary shares—diluted	$(116,566)	$(35,147,766)	$27,278,692

Weighted average ordinary shares outstanding used in computing basic income per share	267,708,750	238,506,600	308,050,216
Plus shares from convertible notes, if converted	—	—	26,024,002
Plus preference shares	—	—	123,784,175
Plus incremental weighted average ordinary shares from assumed exercise of share options and nonvested restricted shares using the treasury stock method	—	—	57,289,096

Shares used in calculating diluted earnings per share	267,708,750	238,506,600	515,147,489

Basic earnings (loss) per share	$(0.00)	$(0.15)	$0.07

Diluted earnings (loss) per share	$(0.00)	$(0.15)	$0.05

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

For the years ended December 31, 2005, 2006 and 2007, the Company had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net loss per share in the years presented, as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,
	2005	2006	2007
Series A preference shares	30,940,000	30,940,000	—
Series B preference shares	—	134,400,000	—
Series C preference shares	—	—	—
Share options and nonvested restricted shares granted	7,036,850	54,145,000	3,392,050

	37,976,850	219,485,000	3,392,050

15. DISTRIBUTION OF PROFITS

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve and staff welfare and bonus reserves. Wholly-owned PRC subsidiaries are required to make appropriations to the general reserve at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital. Subsidiaries which are joint venture companies are required to make appropriations to the general reserve from the profit after tax as determined under PRC GAAP at a percentage subject to the discretion of their boards of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, and an approval of the original approval authority, convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserves by the Company’s PRC subsidiaries totaled $3,963,008, $6,533,308, and $13,499,642 as of December 31, 2005, 2006 and 2007, respectively. Accordingly, these amounts are not available for distribution to the Company.

16. EMPLOYEE RETIREMENT BENEFIT PLAN

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $355,550, $1,266,142 and $3,594,757 for the years ended December 31, 2005, 2006 and 2007, respectively.

17. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC. They are negotiated for an average lease term of seven years. Rent expenses were $148,222, $933,724 and $1,737,743 for the years ended December 31, 2005, 2006 and 2007, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2007 were as follows:

Year Ending December 31,
2008	$1,719,556
2009	1,730,276
2010	1,512,000
2011	2,343,622
2012 and thereafter	1,867,454

b) Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that as these matters arise some may be decided unfavorably for the Company. The Group did not have any claims or legal proceedings that have a significant impact on its business, assets or operations.

The Company issues indemnifications for intellectual property compliance and warranties on the manufacture of APIs in certain instances in the ordinary course of business with its customers. Historically, the Company has incurred no costs to settle claims related to these indemnifications and warranties.

c) Forward contract commitments

The Group conducts a significant portion of its revenue generating activities in currencies other than Renminbi. Its principal exchange rate exposure is related to the U.S. dollar/Renminbi exchange rates, as primarily all of the Company’s operations are in the PRC, while the majority of the Company’s customers are in the United States. China has very limited hedging transactions available to reduce our exposure to exchange rate fluctuations. The Group uses derivative financial instruments such as foreign exchange forward contracts to mitigate our currency exchange risk, which is related to our exposure to changes in the US dollar/Renminbi exchange rate. The counterparty for these contracts is well-known financial institutions. As of December 31, 2005 and 2006 the Company did not have any outstanding foreign exchange forward contracts. The Company held foreign exchange forward contracts with a total notional value of $150,000,000 as of December 31, 2007. The foreign exchange forward contracts mature between one to eleven months.

Date	Financial instrument	Notional value	Fair value
As of December 31, 2007	Forward exchange contract	$150,000,000	$2,390,915

d) Capital commitments

As of December 31, 2007, the Company had capital commitments of $12,121,784, which relates to new construction projects and laboratory facility improvements in the PRC.

Future capital commitment payments at December 31, 2007 were as follows:

Year Ending December 31,
2008	10,369,527
2009	1,745,412
2010	6,845

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

18. CONCENTRATION OF BUSINESS

The Company’s customers include pharmaceutical and biotechnology companies. In the majority of circumstances, there are agreements in force with these entities that provide for the Company’s continued involvement in present research projects. However, there regularly exists the possibility that the Company will have no further association with these entities once the ongoing projects conclude.

Revenues from customers accounting for 10% or more of total gross revenues are as follows:

Name of Customer	Year Ended December 31,
	2005	2006	2007
Customer A	17.4%	15.4%	15.0%
Customer B	17.4%	13.7%	12.2%
Customer C	*	*	11.2%

*	less than 10%

Accounts receivable from customers accounting for 10% or more of total gross accounts receivable are as follows:

Name of Customer	As of December 31,
	2006	2007
Customer A	21.0%	22.9%
Customer D	22.7%	11.8%
Customer E	10.1%	11.3%

19. SEGMENT REPORTING

The Company has two operating segments based on its major lines of businesses: laboratory services and manufacturing services. Each operating segment derives its revenues from the sale of services or products, respectively and each is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the Chairman and CEO and the senior management team, who review the results of the two operating segments when making decisions about allocating resources and assessing performance of the Company.

The following table summarizes the selected revenue, expense and balance sheet information for each operating segment:

Years ended December 31:
2005:	Laboratory services	Manufacturing services	Total
Net revenues from external customers	29,406,665	4,376,144	33,782,809
Cost of revenues	(12,781,423)	(2,719,990)	(15,501,413)

Gross profit	16,625,242	1,656,154	18,281,396

Long-lived assets	19,003,257	6,054,018	25,057,275

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

2006:	Laboratory services	Manufacturing services	Total
Net revenues from external customers	59,775,971	10,164,630	69,940,601
Cost of revenues	(26,519,540)	(9,108,759)	(35,628,299)

Gross profit	33,256,431	1,055,871	34,312,302

Long-lived assets	40,698,743	6,719,693	47,418,436

2007:	Laboratory services	Manufacturing services	Total
Net revenues from external customers	102,383,588	32,821,380	135,204,968
Cost of revenues	(52,416,484)	(19,930,900)	(72,347,384)

Gross profit	49,967,104	12,890,480	62,857,584

Long-lived assets	61,004,965	17,789,772	78,794,737

Segment assets are allocated based on those directly associated with each segment. All the long-lived assets of the Company are located in the PRC.

For the years ended December 31, 2005, 2006 and 2007, respectively, the net revenues of laboratory services and manufacturing services are principally derived from discovery chemistry services and from the sale of advanced intermediates and APIs, respectively.

The Company’s gross revenues by geographic region determined according to the location of the customer are as follows:

	Year Ended December 31,
	2005	2006	2007
USA	28,993,294	55,365,237	108,702,245
Europe	3,440,985	9,226,854	19,044,482
Other countries	2,426,623	5,376,898	7,631,850

Gross revenues	34,860,902	69,968,989	135,378,577
Sales tax	(1,078,093)	(28,388)	(173,609)

Net revenues	33,782,809	69,940,601	135,204,968

20. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company has undertaken significant business transactions in the ordinary course of business with certain shareholders and management members:

Details of amounts due from related parties as of December 31, 2006 and 2007 are as follows:

	Year Ended December 31,
	2006	2007
Shareholders	142,041	—

In 2006, the Company made short term loans to its shareholders who are officers and directors of the Company. The loans are interest-free and are normally due within a year. All loans were repaid in cash during the year ended December 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

Vitae Pharmaceuticals is a customer of the Company and Dr. John J. Baldwin, its president, served as one of the Company’s directors until July 2007. The revenues generated from this customer as a related party were $2,782,930 and $1,379,110 for the years ended December 31, 2006 and 2007, respectively.

Details of amounts due to related parties as of December 31, 2006 and 2007 are as follows:

	As of December 31,
	2006	2007
Shareholders	201,077	1,538

In 2006, the Company had payable amounts due to certain shareholders:

In 2006, THS guaranteed short-term bank borrowings of the Company in the amounts of $1,280,623 (see Note 8).

On June 1, 2006, the Company purchased from certain shareholders 28,000,000 ordinary shares for $0.020 per ordinary share, which have been recorded as treasury shares (see Note 11). A balance of $197,945 was recorded as a payable to certain of those shareholders as of December 31, 2006 and cash was fully paid as of December 31, 2007.

Other related party transactions:

Historically, the Company has relied on export agents to sell its manufactured products. The Company is currently reviewing the internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, the Company shall continue to engage an export agent for these transactions.

Beginning January 1, 2005, the Company entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd. (“Shanghai Lechen”) and Shanxi Lechen International Trade Co., Ltd. (“Shanxi Lechen”) for exporting advanced intermediates and APIs. The agreement with Shanxi Lechen was terminated on January 1, 2007. Both companies are owned by the parents of Dr. Ning Zhao, Vice President of Analytical Services, and the wife of Dr. Ge Li, the Chairman and CEO of the Company.

Details of the agency service fees paid by the Company for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Year Ended December 31,
	2005	2006	2007
Shanghai Lechen	—	17,738	195,546
Shanxi Lechen	13,261	46,188	—

	13,261	63,926	195,546

ChinaTechs and China Outsourcing Consulting LLC (“COC”) acted as sales procurement agents for the Company to purchase raw materials. These companies are owned and controlled by the Company’s founders and certain shareholders. The Company terminated these agreements on December 31, 2006. The raw materials purchased for the years ended December 31, 2005, 2006 and 2007 were $127,488, $248,575 and Nil, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

21. SUBSEQUENT EVENTS

1.	On January 3, 2008, the Company granted 750,000 share options at an exercise price of $3.79 per share. The options expire ten years from the date of grant, with the options vesting over a four-year period.

2.	On January 3, 2008, the Company signed a definitive agreement to acquire AppTec, a US-based service provider for biopharmaceutical and medical device industries, which offers testing, contract research and development, and cGMP biologics manufacturing services. The total estimated purchase price of $168.9 million included consideration of cash of $137.3 million, the assumption of AppTec debt totaling $11.7 million, 4,120,526 shares of the Company’s voting common stock valued at $15.2 million and estimated direct transaction costs of $4.7 million. Direct transaction costs include investment banking, legal and accounting fees and other third-party costs directly related to the acquisition. The acquisition was completed on January 31, 2008.

The total purchase price of the AppTec transaction is estimated as follows:

Cash paid	$137,300,000
Debt assumed	11,700,000
Value of ordinary shares issued	15,171,777
Acquisition-related transaction costs	4,682,092

Total purchase price	$168,853,869

The value of the Company’s ordinary shares issued, which was based on the average closing price for a range of five trading days around the announcement of the definitive agreement on January 3, 2008, was approximately $3.68.

The purchase price has been preliminarily allocated as follows:

	Amount	Amortization period
Total assets acquired	$53,506,193
Intangible assets acquired:
—Sales backlog	65,155	within 3 years
—Customer relationship	10,433,416	within 4 years
Goodwill	123,055,275
Other liabilities	(18,206,170)

	$168,853,869

3.	On February 11, 2008, the Company granted 264,000 nonvested restricted shares with the shares vesting over a three year period.

4.	On February 15, 2008, one of the investors issued a notice to the Company to convert its $5 million convertible note plus accrued interest on the principal amount of the note into 3,253,000 ordinary shares of the Company. The conversion price was $1.575 per ordinary share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

5.	On February 25, 2008, the Company renamed its PRC subsidiaries as follows:

Names prior to February 25, 2008:	Renamed to:
WuXi PharmaTech Co., Ltd. (“WXPT”)	WuXi AppTec Co., Ltd. (“WXAT”)
Shanghai PharmaTech Co., Ltd. (“SHPT”)	WuXi AppTec (Shanghai) Co., Ltd. (“WASH”)
Suzhou PharamTech Co., Ltd. (“SZPT”)	WuXi AppTec (Suzhou) Co., Ltd. (“WASZ”)
Tianjin PharmaTech Co., Ltd. (“TJPT”)	WUXIAPPTEC (Tianjin) Co., Ltd (“WATJ”)

The fifth PRC subsidiary, Shanghai SynTheAll Pharmaceutical Co., Ltd. (“STA”), remained the same name (see Note 1).

On February 28, 2008, the Company renamed its BVI holding company from WuXi Pharma Tech BVI Inc. (“WXPT BVI”) to WuXi AppTec (BVI) Inc. (“WXAT BVI”) (see Note 1).

6.	On March 22, 2008, the Company granted 1,804,000 share options at an exercise price of $2.69 per share. The options expire ten years from the date of grants, with the options vesting over a three year period. On the same date, the Company granted 2,297,200 nonvested restricted shares with the shares vesting over a three year period.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

BALANCE SHEETS

	December 31,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	1,708,271	150,950,923
Amounts due from related parties	2	—
Dividends receivable	—	24,642,006
Other current assets	—	1,790,953

Total current assets	1,708,273	177,383,882

Non-current assets:
Investment in subsidiaries	46,485,004	115,255,475
Other non-current assets	577,480	755,123

Total assets	48,770,757	293,394,480

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities:
Accrued liabilities	250,000	1,004,858
Other current liabilities	140,861	1,847
Amounts due to related parties	201,077	1,538

Total current liabilities:	591,938	1,008,243

Non-current liabilities:
Convertible notes	—	40,987,803

Total liabilities:	591,938	41,996,046

Mezzanine equity:
A total of 250,000,000 shares has been authorized for Series A and B and C preference shares consisting of:
Series A preference shares ($0.0002 par: 30,940,000 issued and outstanding in 2006 and nil outstanding in 2007)	6,097,306	—
Series B preference shares ($0.0002 par: 134,400,000 issued and outstanding in 2006 and nil outstanding in 2007)	43,009,138	—
Series C preference shares ($0.0002 par: 62,780,950 issued and nil outstanding in 2007)	—	—
Shareholders’ equity (deficit):
Ordinary shares ($0.02 par value: 550,000,000 and 5,002,500,000 shares authorized as of December 31, 2006 and 2007, respectively; 249,060,000 and 492,226,776 issued and outstanding as of December 31, 2006 and 2007, respectively)	4,981,200	9,844,536
Additional paid-in capital	33,075,251	291,020,465
Accumulated deficit	(40,173,197)	(57,301,593)
Accumulated other comprehensive income	1,549,121	7,835,026
Less 18,000,000 treasury shares, at cost	(360,000)	—

Total shareholders’ equity (deficit)	(927,625)	251,398,434

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	48,770,757	293,394,480

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2006	2007
Operating expenses:
Selling and marketing expenses	—	(15,271)	(20,940)
General and administrative expenses(1)	(3,100,691)	(8,814,044)	(12,724,233)

Operating income	(3,100,691)	(8,829,315)	(12,745,173)
Equity in earnings of subsidiaries	3,940,247	17,570,925	44,126,563
Other income	—	—	4
Other expenses	—	—	(13,673)
Interest expense	—	(7,229)	(987,803)
Interest income	370	119,093	3,522,791

Income before income taxes	839,926	8,853,474	33,902,709
Income tax expense	—	—	—

Net income	839,926	8,853,474	33,902,709

Note(1):

General and administrative expenses includes $401,137, $541,029 and $2,069,143 of share-based compensation expense for the years ended December 31, 2005, 2006 and 2007, respectively. These amounts have been classified as cost of revenues in the consolidated statements of operations for Wuxi Pharmatech (Cayman) Inc.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

SHAREHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME

	Ordinary		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Treasury		Total shareholders’ equity	Comprehensive income
	Shares	Amount				Shares	Amount
Balance at January 1, 2005	50	1	1	(47)	—	—	—	(45)
Issuance of ordinary shares in exchange of contribution of investments in subsidiaries	249,059,950	4,981,199	157,245	5,716,266	—	—	—	10,854,710
Cumulative translation adjustment	—	—	—	—	385,767	—	—	385,767	385,767
Net income	—	—	—	839,926	—	—	—	839,926	839,926
Deemed dividend on issuance of Series A preference shares	—	—	—	(4,034,576)	—	—	—	(4,034,576)
Deemed dividend for beneficial conversion feature	—	—	2,210,000	(2,210,000)	—	—	—	—
Share-based compensation expenses	—	—	3,099,335	—	—	—	—	3,099,335

Balance at December 31, 2005	249,060,000	4,981,200	5,466,581	311,569	385,767	—	—	11,145,117	1,225,693

Dividends paid	—	—	—	(6,000,000)	—	—	—	(6,000,000)
Cumulative translation adjustment	—	—	—	—	1,163,354	—	—	1,163,354	1,163,354
Net income	—	—	—	8,853,474	—	—	—	8,853,474	8,853,474
Deemed dividend on issuance of Series B preference shares	—	—	—	(24,138,240)	—	—	—	(24,138,240)
Deemed dividend for beneficial conversion feature	—	—	19,200,000	(19,200,000)	—	—	—	—
Share-based compensation expenses	—	—	6,248,343	—	—	—	—	6,248,343
Capital contributions in connection with share-based compensation	—	—	2,160,327	—	—	—	—	2,160,327
Purchase of treasury shares	—	—	—	—	—	(28,000,000)	(560,000)	(560,000)
Issuance of treasury shares	—	—	—	—	—	10,000,000	200,000	200,000

Balance at December 31, 2006	249,060,000	4,981,200	33,075,251	(40,173,197)	1,549,121	(18,000,000)	(360,000)	(927,625)	10,016,828

Series A, B and C preference shares converted into ordinary shares upon initial public offering	216,498,550	4,329,971	96,263,712	—	—	—	—	100,593,683
Issuance of ordinary shares upon initial public offering, net of direct costs	95,826,776	1,916,536	150,966,640	—	—	—	—	152,883,176
Purchase of treasury shares	—	—	—	(43,419,285)	—	(51,158,550)	(1,023,171)	(44,442,456)
Treasury shares retired	(69,158,550)	(1,383,171)	—	—	—	69,158,550	1,383,171	—
Deemed dividend on the repurchase of preference shares in excess of carrying amount	—	—	—	(7,611,820)	—	—	—	(7,611,820)
Share-based compensation expenses	—	—	10,714,862	—	—	—	—	10,714,862
Cumulative translation adjustment	—	—	—	—	6,285,905	—	—	6,285,905	6,285,905
Net income	—	—	—	33,902,709	—	—	—	33,902,709	33,902,709

Balance at December 31, 2007	492,226,776	9,844,536	291,020,465	(57,301,593)	7,835,026	—	—	251,398,434	40,188,614

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

CASH FLOW STATEMENTS

	Year Ended December 31,
	2005	2006	2007
Operating activities:
Net income	839,926	8,853,474	33,902,709
Adjustment to reconcile net income to net cash used in operating activities:
Share-based compensation expenses	3,099,335	8,408,670	10,714,862
Equity in earnings of subsidiaries	(3,940,247)	(17,570,925)	(44,126,563)
Interest expense on accrual basis	—	—	987,803
Changes in assets and liabilities:
(Increase)/decrease in amount due from related parties	—	(1)	2
Increase/(decrease) in amount due to related parties	22,408	(20,815)	(199,539)
Increase in other current assets	—	—	(1,790,953)
Increase in other non-current assets	—	(577,480)	(177,642)
Increase/(decrease) in other current liabilities	—	1,847	(139,014)
Increase in accrued liabilities	—	250,000	754,858

Net cash provided (used in) operating activities	21,422	(655,230)	(73,477)

Investing activities:
Long term investment to subsidiaries	—	(10,360,000)	(43,000,010)
Acquisition of minority interest (note 3)	(2,210,000)	—	—

Net cash used in investing activities	(2,210,000)	(10,360,000)	(43,000,010)

Financing activities:
Dividend paid	—	(6,000,000)	—
Proceeds from convertible notes	—	—	40,000,000
Cash proceeds from initial public offering, net off direct issuance costs	—	—	152,883,176
Repurchase of Series A and B preference shares	—	—	(10,096,611)
Proceeds form issuance of Series C preference shares, net of direct issuance costs	—	—	53,972,030
Proceeds from issuance of Series A preference shares, net of direct issuance costs	2,210,000	(93,218)	—
Proceeds from issuance of Series B preference shares, net of direct issuance costs	—	18,955,861	—
Net purchase of treasury shares, at cost	—	(162,055)	(44,442,456)

Net cash provided financing activities	2,210,000	12,700,588	192,316,139

Net increase in cash and cash equivalents	21,422	1,685,358	149,242,652
Cash and cash equivalents at beginning of period	1,491	22,913	1,708,271

Cash and cash equivalents at end of period	22,913	1,708,271	150,950,923

Non-cash investing and financing activities:
Deemed dividend on issuance of Series A preference shares	4,034,576	—	—
Deemed dividend on issuance of Series B preference shares	—	24,138,240	—
Deemed dividend on issuance of Series C preference shares	—	—	7,611,820
Direct issuance costs paid by subsidiaries	(28,628)	(110,386)	—
Amount payable to related parties for treasury share purchases, at cost	—	(197,945)	—

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share and per share data, unless otherwise stated)

Note to Schedule 1

1) Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2007, $71,159,642 was not available for distribution and as such, the condensed financial information of WXPT BVI has been presented for the year ended December 31, 2007.

WXPT BVI undertook a separate restructuring in anticipation of an initial public offering involving a holding company (the “Company”) that was incorporated in the Cayman Islands on March 16, 2007. The Company became the ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXPT BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXPT BVI.

* * * * *

AppTec Laboratory Services, Inc.

Index

December 31, 2007, 2006 and 2005

Report of Independent Auditors

To the Board of Directors and Stockholders

of AppTec Laboratory Services, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of AppTec Laboratory Services, Inc. (the “Company”) at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

March 31, 2008

AppTec Laboratory Services, Inc.

Balance Sheets

December 31, 2007 and 2006

	2007	2006
Assets
Current assets
Cash and cash equivalents	$6,146	$2,723
Restricted cash	667,598	155,750
Accounts receivable, net	11,225,320	8,678,511
Accrued revenue	3,369,798	2,188,200
Inventories	4,896,156	2,016,766
Deferred tax assets	207,000	—
Other current assets	590,303	601,519

Total current assets	20,962,321	13,643,469
Equipment and leasehold improvements, net	31,537,872	30,020,574
Deposits	72,587	84,137
Deferred financing costs, net	159,413	164,358
Noncurrent deferred tax assets	774,000	—

Total assets	$53,506,193	$43,912,538

Liabilities, Mezzanine Equity and Stockholders’ Deficit
Current liabilities
Borrowings under revolving line of credit	$4,237,603	$2,810,497
Current portion of long-term debt	2,210,182	1,228,952
Accounts payable	5,531,344	4,944,722
Book overdraft	1,284,217	1,732,011
Accrued expenses	2,884,794	1,566,022
Customer deposits	528,458	526,398
Deferred revenue	673,932	510,438

Total current liabilities	17,350,530	13,319,040
Long-term debt, less current portion	6,861,798	6,809,980
Deferred lease credits	1,215,777	1,323,846
Deferred rent	488,608	430,538

Total liabilities	25,916,713	21,883,404

Commitments and contingencies
Mezzanine equity
Redeemable convertible preferred stock—Series A, $.01 par value, Series A 8.0% cumulative, authorized shares 3,600,000; issued and outstanding shares 3,600,000 at December 31, 2007 and 2006 (liquidation preference of $25,085,653 and $23,237,451 at December 31, 2007 and 2006, respectively)	36,000	36,000
Additional paid-in capital, preferred stock—Series A	25,039,533	23,180,779
Redeemable convertible preferred stock—Series B, $.01 par value, Series B 8.0% cumulative, authorized shares 2,200,000; issued and outstanding shares 2,200,000 at December 31, 2007 and 2006 (liquidation preference of $13,766,844 and $12,747,078 at December 31, 2007 and 2006, respectively)	2,200	2,200
Additional paid-in capital, preferred stock—Series B	13,702,158	12,652,399

Total mezzanine equity	38,779,891	35,871,378
Stockholders’ deficit
Common stock, $.01 par value, authorized shares 10,000,000; issued and outstanding shares 2,821,170 and 2,812,270 at December 31, 2007 and 2006, respectively	28,212	28,122
Additional paid-in capital, common stock	(8,918,929)	(6,197,016)
Accumulated deficit	(2,299,694)	(7,673,350)

Total stockholders’ deficit	(11,190,411)	(13,842,244)

Total liabilities, mezzanine equity and stockholders’ deficit	$53,506,193	$43,912,538

The accompanying notes are an integral part of these financial statements.

AppTec Laboratory Services, Inc.

Statements of Operations

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Revenues from lab services	$34,959,143	$25,539,078	$18,954,112
Revenues from manufacturing services	35,324,495	25,507,283	13,698,143

Net revenues	70,283,638	51,046,361	32,652,255

Cost of revenues from lab services	21,732,871	15,740,068	11,631,413
Cost of revenues from manufacturing services	29,566,725	23,218,593	15,091,377

Cost of revenues	51,299,596	38,958,661	26,722,790

Gross margin	18,984,042	12,087,700	5,929,465
Operating expenses
General and administrative	8,332,140	6,629,391	5,221,639
Sales and marketing	5,240,707	4,177,054	3,499,977

Operating income (loss)	5,411,195	1,281,255	(2,792,151)
Other income (expense)
Interest income	—	23,085	69,061

Financing (expenses) income
Interest expense	(898,613)	(705,407)	(540,062)
Amortization of debt issuance costs and debt discount	(41,176)	(84,571)	(26,437)
Gain on debt extinguishment	—	—	483,881

Total financing expenses	(939,789)	(789,978)	(82,618)

Total other expense	(939,789)	(766,893)	(13,557)

Income (loss) before income taxes	4,471,406	514,362	(2,805,708)
(Benefit) provision for income taxes	(902,250)	2,800	2,700

Net income (loss)	$5,373,656	$511,562	$(2,808,408)

The accompanying notes are an integral part of these financial statements.

AppTec Laboratory Services, Inc.

Statements of Changes in Stockholders’ Deficit

Years Ended December 31, 2007, 2006 and 2005

	Common Stock	Additional Paid-in Capital, Common Stock	Stock Warrants	Accumulated Deficit	Total Stockholders’ Deficit
Balances at December 31, 2004	$28,100	$(1,318,563)	$403,224	$(5,376,504)	$(6,263,743)
Cancellation of common stock warrants in connection with conversion of subordinated convertible term notes to Series B Preferred stock	—	—	(403,224)	—	(403,224)
Accrued dividends, Series A Preferred stock	—	(1,584,535)	—	—	(1,584,535)
Accretion of Series A Preferred stock	—	(32,041)	—	—	(32,041)
Accrued dividends, Series B Preferred stock	—	(802,850)	—	—	(802,850)
Accretion of Series B Preferred stock	—	(27,494)	—	—	(27,494)
Exercise of common stock options	12	2,787	—	—	2,799
Net loss	—	—	—	(2,808,408)	(2,808,408)

Balances at December 31, 2005	28,112	(3,762,696)	—	(8,184,912)	(11,919,496)
Accrued dividends, Series A Preferred stock	—	(1,711,298)	—	—	(1,711,298)
Accretion of Series A Preferred stock	—	(10,552)	—	—	(10,552)
Accrued dividends, Series B Preferred stock	—	(944,228)	—	—	(944,228)
Accretion of Series B Preferred stock	—	(29,993)	—	—	(29,993)
Stock-based compensation	—	259,452	—	—	259,452
Exercise of common stock options	10	2,299	—	—	2,309
Net income	—	—	—	511,562	511,562

Balances at December 31, 2006	28,122	(6,197,016)	—	(7,673,350)	(13,842,244)
Accrued dividends, Series A Preferred stock	—	(1,848,202)	—	—	(1,848,202)
Accretion of Series A Preferred stock	—	(10,552)	—	—	(10,552)
Accrued dividends, Series B Preferred stock	—	(1,019,766)	—	—	(1,019,766)
Accretion of Series B Preferred stock	—	(29,993)	—	—	(29,993)
Stock-based compensation	—	165,764	—	—	165,764
Exercise of common stock options	90	20,836	—	—	20,926
Net income	—	—	—	5,373,656	5,373,656

Balances at December 31, 2007	$28,212	$(8,918,929)	$—	$(2,299,694)	$(11,190,411)

The accompanying notes are an integral part of these financial statements.

AppTec Laboratory Services, Inc.

Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities
Net income (loss)	$5,373,656	$511,562	$(2,808,408)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization of equipment and leasehold improvements	4,032,774	3,481,869	2,950,376
Amortization of debt issuance costs and debt discount	41,176	84,571	26,437
Amortization of deferred lease credits	(108,069)	(108,069)	(108,068)
Gain on debt extinguishment	—	—	(483,881)
Provision for doubtful accounts	494,832	188,507	67,090
Deferred rent	58,070	89,276	159,264
Deferred taxes	(981,000)	—	—
Stock-based compensation	165,764	259,452	—
Changes in operating assets and liabilities
Accounts receivable	(3,041,641)	(2,612,117)	(2,547,643)
Accrued revenue	(1,181,598)	(1,795,102)	(364,477)
Inventories	(2,879,390)	(648,629)	(958,288)
Other current assets	11,216	78,343	(297,739)
Accounts payable	(4,392)	95,016	1,205,249
Book overdraft	(447,794)	909,856	—
Accrued expenses	1,318,772	469,824	63,161
Customer deposits	2,060	427,650	—
Deferred revenue	163,494	(360,431)	805,423

Net cash provided by (used in) operating activities	3,017,930	1,071,578	(2,291,504)

Cash flows from investing activities
Purchase of equipment and leasehold improvements	(4,959,058)	(4,292,346)	(4,439,689)
Deposits	11,550	(11,550)	32,152

Net cash used in investing activities	(4,947,508)	(4,303,896)	(4,407,537)

Cash flows from financing activities
Borrowings under revolving line of credit	69,732,195	49,099,502	19,549,084
Payments on revolving line of credit	(68,305,089)	(48,893,180)	(19,297,825)
Proceeds from issuance of long-term debt	2,700,000	5,555,000	500,000
Principal payments on long-term debt	(1,666,952)	(3,930,253)	(1,285,537)
Payment of debt issuance costs	(36,231)	(85,969)	(23,333)
Restricted cash	(511,848)	1,424,750	—
Proceeds from exercise of stock options	20,926	2,309	2,799
Proceeds from issuance of Series B Preferred stock	—	—	7,000,000
Preferred stock offering costs	—	—	(149,966)

Net cash provided by financing activities	1,933,001	3,172,159	6,295,222

Net increase (decrease) in cash and cash equivalents	3,423	(60,159)	(403,819)
Cash and cash equivalents
Beginning of year	2,723	62,882	466,701

End of year	$6,146	$2,723	$62,882

The accompanying notes are an integral part of these financial statements.

AppTec Laboratory Services, Inc.

Notes to Financial Statements

December 31, 2007, 2006 and 2005

1. Nature of Business and Significant Accounting Policies

AppTec Laboratory Services, Inc. (the “Company”) provides contract laboratory testing services for biopharmaceutical, medical device, and other related industries. The Company also provides specialized contract manufacturing services to the biopharmaceutical industry at its facility in Philadelphia, Pennsylvania.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds.

For contract laboratory services, the Company recognizes revenue as the testing services are performed.

For contract manufacturing, the Company recognizes the associated revenue as the services or products are provided or delivered. Revenue from the sale of manufactured products is recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred. The Company records deferred revenues for payments received from the customer prior to the delivery of the products or performance of the services.

Cash Equivalents and Concentration

For financial reporting purposes, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The Company’s cash and cash equivalents and restricted cash are concentrated primarily with one financial institution.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts necessary to maintain the allowance at a level estimated to be sufficient to absorb future losses due to accounts that are potentially uncollectible. The allowance is based on the Company’s historical experience, prior years’ write-offs, aging of past due accounts, financial condition of the customer and the general economic conditions of its marketplace. Actual results could differ from these estimates resulting in an increase to the allowance for doubtful accounts and bad debt expense.

Inventories

Inventories consisting of materials used in the Company’s contract manufacturing services are stated at the lower of cost or market, with cost determined on the first-in, first-out (“FIFO”) method.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. The cost of equipment is depreciated under the straight-line method over their estimated useful lives, generally 3 to 15 years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or their estimated useful lives. Expenditures for major betterments and renewals are capitalized, while expenditures for maintenance, repairs and minor improvements are charged to expense as incurred. The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is included in operations.

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Significant judgment is necessary in determining valuation allowances necessary for the deferred tax assets. Accounting standards require the Company to establish a valuation allowance for that portion of deferred tax assets for which it is more likely than not that the Company will not receive a future benefit. In making this judgment, all available evidence is considered, some of which, particularly estimates of future profitability and income tax rates, are subjective in nature. Estimates of deferred income taxes are based on management’s assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and the probability of realization. Actual income taxes could vary from these estimates due to future changes in income tax law, state income tax apportionment, as well as actual operating results that vary significantly from anticipated results.

Deferred Financing Costs and Original Issue Debt Discount

Debt issuance costs and original issue debt discount are amortized over the term of the related indebtedness using the effective interest method.

Deferred Lease Credits

Deferred lease credits are amortized using the straight-line method over the related lease term, beginning with the lease commencement date.

Asset Impairment Assessments

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. An impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use of the assets compared to its carrying value. If an impairment is recognized, the carrying value of the impaired asset is reduced to its fair value, based on discounted estimated future cash flows.

Stock-Based Compensation

Effective January 1, 2006, the Company began recording compensation expense associated with stock options in accordance with Statement of Financial Accounting Standards No. 123(R) (“SFAS 123R”), Share Based Payment . Prior to January 1, 2006, the Company accounted for its stock-based compensation arrangements according to the provision of Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees and Related Interpretations . Upon adoption of SFAS 123R, the Company applied the modified prospective transition method of the standard. In accordance with that method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Under this method, the Company recognizes compensation expense for all share-based payments granted after January 1, 2006, and those granted prior to but not yet vested as of January 1, 2006. Under the fair value recognition principles of SFAS 123R, the Company recognizes stock-based compensation net of an estimated forfeiture rate and only recognizes compensation expense for those shares expected to vest over the required service period of the award.

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

Prior to January 1, 2006, the Company measured compensation expense for its stock-based compensation plan using the intrinsic value method. Accordingly, compensation costs for stock options granted to employees prior to January 1, 2006, were measured as the excess, if any, of the value of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. Had the Company used the fair value-based method of accounting to measure compensation expense for its stock option plan beginning in 2003 through December 31, 2005, and charged compensation cost against income over the vesting periods based on the fair value of options at the date of grant, net loss for 2005 would have been increased by $180,256 to $2,988,664. Note 7 to the financial statements contains the significant assumptions used in determining the underlying fair value of options.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risks

For the years ended December 31, 2007 and 2006, the Company had the following concentration for one customer:

Year	Net Revenues	Accounts Receivable
2007	10.4%	16.2%
2006	4.5%	5.9%

In 2007, 2006 and 2005, the Company’s 10 largest customers collectively accounted for 38%, 35% and 42%, respectively, of the Company’s net revenues.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FAS 109, Accounting for Income Taxes . FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires expanded tax disclosures. In February 2008, the FASB issued FSP FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises (“FSP FIN 48-2”). FSP FIN 48-2 deferred the original effective date of FIN 48 for the Company from January 1, 2007 to January 1, 2008. The Company is currently evaluating the potential impact of this standard.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Company is currently evaluating the potential impact of this standard.

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option of Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. The Company is currently evaluating the potential impact of this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of 2009. The Company is currently evaluating the potential impact of this standard.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulleting No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of 2009. The Company is currently evaluating the potential impact of this standard.

2. Selected Financial Statement Information

The following provides additional information concerning selected financial statement information at December 31, 2007 and 2006:

Accounts Receivable, Net

	2007	2006
Accounts receivable	$11,825,320	$8,789,717
Less: Allowance for doubtful accounts	(600,000)	(111,206)

	$11,225,320	$8,678,511

Equipment and Leasehold Improvements, Net

	2007	2006
Laboratory and computer equipment	$35,452,616	$31,258,106
Furniture and fixtures	558,873	226,762
Leasehold improvements	5,717,083	5,253,860
Construction-in-progress	1,875,798	1,315,570

	43,604,370	38,054,298
Less: Accumulated depreciation and amortization	(12,066,498)	(8,033,724)

	$31,537,872	$30,020,574

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

Deferred Financing Costs

	2007	2006
Deferred financing costs	$233,451	$197,220
Less: Accumulated amortization	(74,038)	(32,862)

	$159,413	$164,358

Accrued Expenses

	2007	2006
Employee payroll and benefits	$1,372,396	$1,122,749
Other	1,512,398	443,273

	$2,884,794	$1,566,022

3. Supplemental Cash Flow Information

The following provides supplemental cash flow information for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Cash paid for interest, including capitalized interest of $32,025 and $44,423 during 2007 and 2006, respectively	$919,872	$666,568	$499,447
Supplemental disclosure of significant noncash transactions
Change in accounts payable and equipment and leasehold improvements	591,014	650,550	(1,052,769)
Accrued dividends and accretion on Series A Preferred stock	1,858,754	1,721,850	1,616,576
Accrued dividends and accretion on Series B Preferred stock	1,049,759	974,221	830,344
Settlement of promissory note via stock issuance	—	—	4,000,000

4. Redeemable Preferred Stocks

Series A

On December 18, 2002, the Company entered into a Series A Preferred Stock Purchase Agreement (“the Series A Preferred Agreement”) with certain investors for the purchase of 2,800,000 shares of Series A 8% Convertible Cumulative Preferred Stock (“Series A Preferred”) of the Company in exchange for $14,000,000. The Series A Preferred was purchased in three tranches subject to the Company meeting certain obligations, as defined in the Series A Preferred Agreement. The investors purchased 1,000,000 shares for $5,000,000 on December 18, 2002, under the first tranche, 900,000 shares for $4,500,000 on April 10, 2003, under the second tranche and 900,000 shares for $4,500,000 in April 2004 under the third tranche upon conversion of subordinated convertible term notes.

In July 2004, the Company amended the Series A Preferred Agreement with the investors and the Company’s majority common stock stockholder to provide for the issuance of an additional 800,000 shares of Series A Preferred. The investors and majority common stockholder purchased the additional 800,000 shares for $4,000,000 in July 2004.

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

Each share of Series A Preferred is, at any time after the first issuance of the shares, convertible into one share of common stock. In addition, if the Company completes a qualified public offering, as defined in the Series A Preferred Agreement, or the holders of at least 66.67% of the Series A Preferred shares vote in favor of conversion, then all outstanding shares of Series A Preferred shall automatically convert into shares of common stock. Each share of the Series A Preferred is also redeemable, at the request of the holder, on or after February 2, 2010, at a liquidation price of $5.00 per share plus any accrued and unpaid dividends. Dividends accrue at 8% compounded annually and are payable upon liquidation or redemption of the Series A Preferred.

The Series A Preferred Agreement contains default provisions that include, under certain events of default as defined in the Series A Preferred Agreement, the right of a majority of the Series A Preferred stockholders voting together to elect a majority of the Company’s Board of Directors until such time as the event of default is cured.

Series B

On February 2, 2005, the Company entered into a Series B Preferred Stock Purchase Agreement (“the Series B Agreement”) with certain investors (“Series B Investors”) for the purchase of 2,200,000 shares of Series B 8% Convertible Cumulative Preferred Stock (“Series B Preferred”) of the Company. The Company issued 1,400,000 of the shares for cash proceeds of $7,000,000 and issued 800,000 shares through settlement of $4,000,000 of promissory notes, forgiveness of the associated accrued interest and termination of warrants.

Each share of Series B Preferred is, at any time after the first issuance of the shares, convertible into one share of common stock. In addition, if the Company completes a qualified public offering, as defined in the Series B Agreement, or the holders of at least 66.67% of the Series B Preferred shares vote in favor of conversion, then all outstanding shares of Series B Preferred shall automatically convert into shares of common stock. Each share of the Series B Preferred is also redeemable, at the request of the holder, on or after February 2, 2010. The conversion price of the Series B Preferred was initially equal to $5.00 per share (“Base Conversion Price”). The Base Conversion Price was subject to a performance adjustment during the period from February 2, 2005 to June 30, 2006. The Company failed to produce the required operating income, as defined, for the period ended June 30, 2006. As such, the Base Conversion Price was reduced from $5.00 per share to $3.75 per share effective July 1, 2006. Dividends accrue at 8% compounded annually and are payable upon liquidation or redemption of the Series B Preferred. The Series B Preferred is senior to the Series A Preferred in redemption.

The holders of the Series B Preferred have the right, voting separately as a class, to elect two of the seven members of the Board of Directors of the Company. In addition, one member of the Board of Directors will be the chief executive officer, one member will be designated by the common stockholders, two members will be elected by the Series A Preferred stockholders and one member will be elected by majority vote of the outstanding shares of the common stockholders, Series A Preferred stockholders and Series B Preferred stockholders.

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

5. Financing Arrangements

Debt at December 31, 2007 and 2006, consisted of the following:

	2007	2006
Senior debt
Borrowings under revolving line of credit(1)	$4,237,603	$2,810,497
Borrowings under term note (equipment)(2)	2,769,917	3,542,917
Borrowings under term note (capex)(3)	1,609,000	672,500
Borrowings under term note (2007)(4)	1,187,500	—

	9,804,020	7,025,914
Borrowings under term note(5)	3,172,377	3,379,160

	12,976,397	10,405,074

Capital lease obligation due in monthly installments through June 2008, with interest of 11.37%	23,029	65,347
Subordinated debt
Machinery and equipment(6)	310,157	379,008

	13,309,583	10,849,429
Less: Borrowings under revolving line of credit	(4,237,603)	(2,810,497)
Less: Current portion of long-term debt	(2,210,182)	(1,228,952)

	$6,861,798	$6,809,980

Senior Debt

The Company completed a refinancing of its debt and entered into a Credit and Security Agreement with a new bank in July 2006 and subsequently amended the agreement in July 2007. The Company’s amended Credit and Security Agreement provides for total borrowings up to $17,365,000. The Credit and Security Agreement provides for a revolving note up to $8,000,000, an equipment term note in the amount of $3,865,000 and a capital expenditure term note up to $4,000,000 and term note (2007) of $1,500,000.

(1)	The revolving note provides for borrowings up to $8,000,000 and is limited to the excess of the borrowing base above the outstanding revolving note and outstanding letters of credit, as defined. Borrowings under the revolving note bear interest at a variable rate equal to the prime rate, as defined by the bank (“Prime Rate”), or at a variable rate equal to 2.5% above the LIBOR rate, as defined by the bank (“LIBOR”). As of December 31, 2007, the revolving note bears interest using the Prime Rate. At December 31, 2007 and 2006, the Prime Rate was 7.25% and 8.25%, respectively. The revolving note expires on July 14, 2010, at which time the remaining outstanding principal and all unpaid interest accrued thereon is due. The Company had $1,825,339 and $781,398 available under the revolving line of credit at December 31, 2007 and 2006, respectively.

(2)	The equipment term note was issued in the amount of $3,865,000 in July 2006 and is payable in equal monthly installments of $64,418 beginning on August 1, 2006, and on the first day of each month thereafter with the unpaid principal and accrued interest thereon due on July 14, 2010. The equipment term note bears interest at a variable rate equal to 0.25% above the Prime Rate or at a variable rate equal to 3.00% above LIBOR. As of December 31, 2007, the equipment term note bears interest using the Prime Rate.

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

(3)	The capital expenditure term note provides for borrowings for the period from July 14, 2006 through July 14, 2007, in a total amount up to the lesser of $4,000,000 or 80% of the purchase price of new eligible equipment, as defined. The capital expenditure term note provides for borrowings to be paid in equal monthly installments over 60 months with the unpaid principal and accrued interest thereon due on July 14, 2010. The capital expenditure term note bears interest at a variable rate equal to 0.25% above the Prime Rate or at a variable rate equal to 3.00% above LIBOR. As of December 31, 2007, the capital expenditure term note bears interest using the Prime Rate.

(4)	The 2007 term note provides for a single advance of $1,500,000 on the effective date of the amendment, July 2007. The 2007 term note provides for borrowings to be paid in equal monthly installments of $62,500 over 24 months. The 2007 term note bears interest at a variable rate equal to 0.25% above the Prime Rate or at a variable rate equal to 3.00% above LIBOR. As of December 31, 2007, the 2007 term note bears interest using the Prime Rate.

Borrowings under the Credit and Security Agreement are collateralized by substantially all of the Company’s assets. The Credit and Security Agreement requires the Company to meet certain restrictive financial covenants relating to minimum earnings before taxes, minimum debt service coverage ratio and maximum capital expenditures. In addition, it prevents the Company from incurring any indebtedness except permitted indebtedness, as defined, or declaring or paying dividends as well as customary covenants, representations, warranties and funding conditions. The Credit and Security Agreement contains subjective acceleration and cross-default clauses under which the bank may declare an event of default if a material adverse change in the Company’s business occurs or the Company defaults on other indebtedness. As of December 31, 2007, the Company was in violation of one of its covenants. On March 28, 2008, the Company obtained a waiver for the maximum capital expenditures covenant violation.

The Credit and Security Agreement also requires the use of a lockbox. The monies that are deposited into the lockbox are swept daily and used to pay down the revolving line of credit. Due to the existence of the subjective acceleration clause and lockbox requirement, the Company has classified the revolving line of credit as current on the balance sheet. At December 31, 2007 and 2006, there was $667,598 and $155,750, respectively, within the collateral cash account that is swept the following day. As such, this amount has been classified as restricted cash on the balance sheet.

In addition, under the Credit and Security Agreement, the bank may issue letters of credit in an amount not to exceed $2,000,000 less the face amount of any issued and outstanding letters of credit or the availability, as defined.

In connection with the refinancing in July 2006, the new bank amended the irrevocable letter of credit in the amount of $500,000 related to the term note described in (5) below. The letter of credit is automatically extended annually through June 30, 2019, unless written notice of cancellation is provided to the bank. As collateral for the letter of credit, the Company has reserved $500,000 against the revolving note availability.

In connection with the Philadelphia lease (Note 6), a bank issued an irrevocable letter of credit in the amount of $1,000,000. On February 7, 2006, the letter of credit was decreased to $500,000. The letter of credit is automatically extended annually through 2018 unless written notice of cancellation is provided to the bank. With the refinancing in July 2006, the restricted cash was liquidated, and the $500,000 is reserved against the revolving note availability.

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

(5)	On February 13, 2003, the Company entered into a term note agreement (“Term Note”) for $3,810,000 with a lender. The Term Note is payable in 180 consecutive monthly payments of principal and interest totaling $28,184. The Term Note bears at an interest rate of 4% per annum. Borrowings under the Term Note require the Company to meet customary representations, warranties and funding conditions. The Term Note contains subjective acceleration and cross-default clauses under which the lender may declare an event of default if a material adverse change in the Company’s business occurs or the Company defaults on other indebtedness.

Subordinated Debt

(6)	On February 28, 2003, the Company entered into a machinery and equipment loan agreement (“MELF”) for $500,000 with a lender. The MELF is payable in 84 consecutive monthly payments of principal and interest totaling $6,607. The MELF bears interest at a rate of 3% per annum. Borrowings under the MELF require the Company to meet customary representations, warranties and funding conditions. The MELF contains a subjective acceleration clause under which the lender may declare an event of default if a material adverse change in the Company’s business occurs.

Scheduled annual maturities of debt are as follows:

2008	$2,210,182
2009	1,885,578
2010	6,622,946
2011	320,215
2012	265,645
Thereafter	2,005,017

$13,309,583

Prior to July 2006, the Company had a credit agreement for a revolving line of credit facility and two equipment credit facilities with a bank. In connection with the previous credit agreement, the Company issued the prior bank a warrant to purchase 12,000 shares of Company common stock at $5.00 per share on September 11, 2003. The warrant is exercisable immediately and expires seven years after issuance. However, if the Company completes an initial public offering within the three-year period immediately prior to expiration, the expiration date is extended until the third anniversary of the initial public offering. A debt discount totaling $8,281 was recorded with the issuance of the warrant. In connection with the refinancing, the deferred financing costs and debt discount related to the previous credit agreement of approximately $45,000 were charged to financing expense in 2006.

On February 2, 2005, the Company issued 2,200,000 shares of Series B Preferred of which 800,000 shares were purchased through the settlement of the promissory notes, forgiveness of the associated accrued interest and termination of the warrants. As a result, the Company recorded a gain on the extinguishment of the promissory notes and common stock warrants in the amount of $483,881 in 2005.

6. Commitments and Contingencies

The Company leases land and a building located in Philadelphia, Pennsylvania (“Philadelphia Lease”) for its contract manufacturing services and certain of its contract laboratory testing services. The lease term runs through April 2020 with two option periods of seven years each. Minimum annual rent is $906,160 and $911,424

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

during the first two years of the lease and then increases by 2% per year for the remainder of the lease. Under the terms of the Philadelphia Lease, the Company was required to obtain a $1,000,000 letter of credit (Note 5). On February 7, 2006, the letter of credit requirement was reduced to $500,000 through year ten; at which time, the letter of credit will be reduced to $98,233 through the end of the lease.

The Company also leases office and other laboratory facilities and equipment under noncancellable lease agreements that expire through April 2020. In addition to minimum rents, the office and laboratory facilities lease agreements require the Company to pay property taxes and certain operating expenses.

Future minimum lease payments under the noncancellable operating leases are as follows:

2008	$1,844,873
2009	2,090,012
2010	2,104,831
2011	1,986,775
2012	2,026,475
Thereafter	13,680,611

$23,733,577

Rent expense, including property taxes and operating expenses, under all rental agreements was $2,459,277, $2,298,997 and $2,117,959 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company is subject to certain disputes that arise in the normal course of business. Management believes the outcome of these proceedings will not have a material effect on the financial position, cash flows or results of operations of the Company.

7. Stock Option Plan

The Company has a stock option plan, the 2002 Stock Option Plan (the “Plan”), for employees and directors of the Company that is intended to provide economic incentives (“Incentives”) to these persons. Incentives under the Plan may be granted in any one or a combination of the following: (a) incentive stock options and nonstatutory stock options, (b) stock appreciation rights, (c) stock awards, (d) restricted stock, (e) performance shares, and (f) cash awards. The Plan will be administered by the Company’s Board of Directors or a compensation committee (the “Committee”) of the Board of Directors.

Incentive and nonstatutory stock options and stock appreciation rights may be issued under the Plan at a price per share determined by the Committee and are exercisable for a period, not to exceed ten years, as determined by the Committee, and generally vest ratably over a four-year vesting period. Stock awards and restricted stock may be issued under the Plan at a price per share determined by the Committee. Performance shares may be issued under the Plan subject to performance by the Company. The number of performance shares granted, if any, shall be determined by the Committee and may be paid in shares of common stock or cash as determined by the Committee. Cash awards issued under the Plan, if any, will be determined by the Committee.

The Company has reserved 1,235,000 of unissued common stock under the Plan. The Company has only granted Incentives in the form of incentive stock options to employees and directors. All options granted become exercisable as follows: 25.00% of each grant becomes exercisable on the first anniversary of the grant and 6.25%

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

of each grant becomes exercisable at the end of each of the next successive 12 quarters. Stock option activity for the years ended December 31, 2007, 2006 and 2005, is as follows:

	2007		2006		2005
	Shares	Weighted- Average Exercise Price Per Share	Shares	Weighted- Average Exercise Price Per Share	Shares	Weighted- Average Exercise Price Per Share
Outstanding at beginning of year	1,070,309	$2.25	939,867	$2.25	794,775	$2.25
Granted	199,300	$2.25	296,042	$2.25	215,975	$2.25
Exercised	(9,300)	$2.25	(1,026)	$2.25	(1,244)	$2.25
Forfeited	(46,125)	$2.25	(164,574)	$2.25	(69,639)	$2.25

Outstanding at end of year	1,214,184	$2.25	1,070,309	$2.25	939,867	$2.25

Exercisable at year end	814,473	$2.25	673,935	$2.25	488,673	$2.25

Options available for future grant	20,816		164,691		295,133

Weighted-average fair value of options granted during the year		$4.87		$0.06		$1.41

Options outstanding at December 31, 2007, have a weighted-average remaining contractual life of 6.81 years.

Share-based compensation of $165,764 was recognized in the statement of operations for the year ended December 31, 2007, of which $46,149, $49,994, $41,441 and $28,180 was recognized as part of cost of revenues from lab services, cost of revenues from manufacturing services, general and administrative, and sales and marketing, respectively. Share-based compensation of $259,452 was recognized in the statement of operations for the year ended December 31, 2006, of which $72,232, $78,250, $64,863 and $44,107 was recognized as part of cost of revenues from lab services, cost of revenues from manufacturing services, general and administrative and sales and marketing, respectively. As the underlying share-based compensation was issued via incentive stock options, the Company does not receive an income tax deduction related to the expense, unless there is a disqualifying disposition related to options that were exercised. Unrecognized compensation expense for options granted subsequent to the adoption of SFAS 123R and those granted prior to but not yet vested as of December 31, 2007, was $806,465, which is expected to be recognized over a weighted average period of 2.67 years.

The following table summarizes information about stock options granted during the year ended December 31, 2007:

Grant Date	Number of Shares Subject to Options	Exercise Price	Estimated Fair Value of Common Stock
January 16, 2007	52,200	$2.25	$2.97
March 6, 2007	20,150	$2.25	$4.81
May 2, 2007	14,800	$2.25	$6.65
June 27, 2007	84,150	$2.25	$7.57
August 8, 2007	6,650	$2.25	$9.41
December 30, 2007	21,350	$2.25	$13.09

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following key assumptions:

	2007	2006	2005
Dividend yield	None	None	None
Expected volatility	30%	50%	45%
Expected life of option	Four years	Five years	Ten years
Risk free interest rate	3.45%-5.16%	4.20%-4.89%	4.09%-4.65%

The expected life assumption represents management’s best estimate and is based primarily on historical experience. The volatility assumption represents management’s best estimate and is based primarily on comparable companies and industry trends.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company’s forfeiture rates were estimated based on historical experience.

8. Employee Benefit Plans

The Company has a defined contribution profit sharing plan covering all eligible employees, which is intended to qualify under Section 401(k) of the Internal Revenue Code. Employee contributions are limited to 12% of the employee’s earnings subject to annual limitations. The Company matched 30% of the first 6% of employee contributions during the years ended December 31, 2007, 2006 and 2005. The Company may also make a discretionary contribution. Matching contributions of $275,466, $211,774 and $54,348 were made by the Company for the years ended December 31, 2007, 2006 and 2005, respectively. There were no discretionary contributions for the years ended December 31, 2007, 2006 and 2005.

9. Income Taxes

The (benefit) provision for income taxes consists of the following for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Current
Federal	$71,934	$—	$—
State	6,816	2,800	2,700

	78,750	2,800	2,700
Deferred	(981,000)	—	—

Income tax (benefit) provision	$(902,250)	$2,800	$2,700

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

A reconciliation of income tax computed at the federal statutory rate to the (benefit) provision for income taxes for the years ended December 31, 2007, 2006 and 2005, is as follows:

	2007	2006	2005
Tax at federal statutory rate	34.0%	34.0%	(34.0)%
State taxes, net of federal tax benefit	5.2	4.6	(3.9)
Stock-based compensation	1.4	19.3	—
Valuation allowance	(39.4)	(55.1)	30.7
Release of valuation allowance	(21.9)	—	—
Other	0.5	(2.3)	7.3

	(20.2)%	0.5%	0.1%

Significant components of deferred assets and liabilities at December 31, 2007 and 2006, are as follows:

	2007	2006
Deferred tax assets
Net operating loss carryforwards	$5,317,000	$6,659,000
Accrued expenses not yet deducted for income tax purposes	611,000	307,000
Deferred lease credits	462,000	503,000

Total deferred tax assets	6,390,000	7,469,000

Deferred tax liabilities
Depreciation and amortization	(5,192,000)	(4,552,000)
Prepaid expenses deducted for income tax purposes	(217,000)	(175,000)

Total deferred tax liabilities	(5,409,000)	(4,727,000)

	981,000	2,742,000
Valuation allowance	—	(2,742,000)

Net deferred tax asset	$981,000	$—

Current deferred tax assets	$207,000	$—
Noncurrent deferred tax assets	774,000	—

	$981,000	$—

As of December 31, 2007, the Company had federal and state net operating loss carryforwards of $13,926,000 and $8,880,000, respectively. These carryforwards expire through 2026.

The use of the net operating loss carryforwards is dependent upon the Company attaining profitable operations, and could be limited in any one year under Internal Revenue Service Code Section 382 due to significant ownership changes, as defined under the Code Section, as a result of the Company’s equity financings.

As of December 31, 2007, the Company concluded it was more likely than not that it would be able to realize the deferred tax assets through expected future taxable profits and released the valuation allowance for approximately $981,000, all of which was recognized as an income tax benefit in 2007.

AppTec Laboratory Services, Inc.

Notes to Financial Statements—(Continued)

December 31, 2007, 2006 and 2005

10. Subsequent Event

In January 2008, all outstanding shares of the Company were acquired by WuXi PharmaTech (Cayman) Inc. for total proceeds of approximately $163,000,000, including the assumption of debt of approximately $11,700,000 and amounts in escrow of approximately $14,000,000. Upon closing all preferred shares were converted to common shares, all options and warrants were either exercised or lapsed and all common shares were sold as part of the transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in U.S. dollars)

Overview

On January 3, 2008, Wuxi PharmaTech (Cayman) Inc. (the “Company”) signed a definitive agreement to acquire AppTec Laboratory Services, Inc. (“AppTec”), a US-based service provider for biopharmaceutical and medical device industries, which offers testing, contract research and development, and cGMP biologics manufacturing services. The total estimated purchase price of $168.9 million included consideration of cash of approximately $137 million, the assumption of AppTec debt totaling approximately $12 million, 4,120,526 shares of the Company’s voting common stock valued at approximately $15 million and estimated direct transaction costs of $5 million. Direct transaction costs include investment banking, legal and accounting fees and other third-party costs directly related to the acquisition. The acquisition was completed on January 31, 2008. The allocation of the aggregate purchase price of approximately $168.9 million will be finalized following receipt of the closing balance sheet of AppTec and a final independent appraisal of certain tangible and intangible assets of AppTec.

The accompanying unaudited pro forma condensed combined balance sheet gives effect to the acquisition of AppTec’s assets by the Company as if such transaction occurred on December 31, 2007. The unaudited pro forma condensed combined balance sheet combines the consolidated balance sheets of the Company and of AppTec as of December 31, 2007.

The accompanying unaudited pro forma condensed combined statement of operations present the results of operations of the Company for the year ended December 31, 2007 combined with the statement of operations of AppTec for the fiscal year ended December 31, 2007. The unaudited pro forma condensed combined statement of operations gives effect to this acquisition as if it had occurred on January 1, 2007. The pro forma combined financial statements are based on the respective historical consolidated financial statements and the notes thereto of the Company and AppTec which are included herein. The pro forma adjustments are preliminary and based on management’s estimates. A third party purchase price valuation of the assets acquired and liabilities assumed is in process.

The unaudited pro forma condensed combined balance sheet and statement of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies. There can be no assurance that the Company and AppTec will not incur additional charges related to the acquisition or that management will be successful in its effort to integrate the operations of the two companies.

The unaudited pro forma condensed combined financial information should be read in conjunction with the audited consolidated financial statements and related notes of the Company and AppTec, which are included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of December 31, 2007
	WuXi PharmaTech	AppTec	Pro forma Adjustments	Notes	Pro forma Results
	(in US Dollars, except for per share data)
Assets
Current assets:
Cash and cash equivalents	213,584,523	6,146	(141,251,704)	A	72,338,965
Restricted cash	5,526,262	667,598			6,193,860
Accounts receivable, net	18,198,565	11,225,320			29,423,885
Accrued revenue	—	3,369,798			3,369,798
Inventories	13,352,242	4,896,156			18,248,398
Prepayments	5,214,564	—			5,214,564
Other current assets	6,000,801	797,303	(730,388)	A	6,067,716

Total current assets	261,876,957	20,962,321	(141,982,092)		140,857,186

Non-current assets:
Property, plant and equipment, net	73,635,180	31,537,872			105,173,052
Intangible assets, net	920,576	—	10,498,571	B	11,419,147
Land use rights, net	5,159,557	—			5,159,557
Goodwill	—	—	123,055,275	B	123,055,275
Deferred financing costs, net	—	159,413			159,413
Other non-current assets	2,182,698	846,587			3,029,285

Total non-current assets	81,898,011	32,543,872	133,553,846		247,995,729

Total assets	343,774,968	53,506,193	(8,428,246)		388,852,915

Liabilities, mezzanine equity and shareholders’ equity (deficit) Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	—	6,447,785			6,447,785
Accounts payable	7,216,445	5,531,344			12,747,789
Book overdraft	—	1,284,217			1,284,217
Accrued liabilities	12,279,284	2,884,794			15,164,078
Other taxes payable	4,060,379	—			4,060,379
Other current liabilities	1,230,618	—			1,230,618
Customer deposits	—	528,458			528,458
Deferred revenue	19,705,904	673,932			20,379,836
Amount due to related parties	1,538	—			1,538
Advanced subsidies	1,077,403	—			1,077,403

Total current liabilities:	45,571,571	17,350,530	—		62,922,101

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of December 31, 2007
	WuXi PharmaTech	AppTec	Pro forma Adjustments	Notes	Pro forma Results
	(in US Dollars, except for per share data)
Non-current liabilities:
Long-term debt, excluding current portion	4,107,001	6,861,798			10,968,799
Advanced subsidies	1,528,868	—			1,528,868
Convertible notes	40,987,803	—			40,987,803
Deferred lease credits	—	1,215,777			1,215,777
Deferred rent	—	488,608			488,608
Deferred tax liabilities	181,291	—	3,989,457	C	4,170,748

Total non-current liabilities	46,804,963	8,566,183	3,989,457		59,360,603

Total liabilities	92,376,534	25,916,713	3,989,457		122,282,704

Mezzanine equity:
Redeemable convertible preferred stock—Series A, $.01 par value, Series A 8.0% cumulative, authorized shares 3,600,000; issued and outstanding shares 3,600,000 at December 31, 2007 (liquidation preference of $25,085,653 at December 31, 2007)	—	25,075,533	(25,075,533)	D	—
Redeemable convertible preferred stock—Series B, $.01 par value, Series B 8.0% cumulative, authorized shares 2,200,000; issued and outstanding shares 2,200,000 at December 31, 2007 (liquidation preference of $13,766,844 at December 31, 2007)	—	13,704,358	(13,704,358)	D	—

Total mezzanine equity	—	38,779,891	(38,779,891)		—

Shareholders’ equity (deficit):
Ordinary shares	9,844,536	28,212	54,199	E	9,926,947
Additional paid-in capital	291,020,465	(8,918,929)	24,008,295	E, F	306,109,831
Retained earnings (accumulated deficit)	(57,301,593)	(2,299,694)	2,299,694	G	(57,301,593)
Accumulated other comprehensive income	7,835,026	—			7,835,026

Total shareholders’ equity (deficit)	251,398,434	(11,190,411)	26,362,188		266,570,211

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	343,774,968	53,506,193	(8,428,246)		388,852,915

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

	For the Year ended December 31, 2007
	WuXi PharmaTech	AppTec	Pro forma Adjustments	Notes	Pro forma Results
	(in US Dollars, except for share and per share data)
Net revenues:
Laboratory services	102,383,588	34,959,143			137,342,731
Manufacturing services	32,821,380	35,324,495			68,145,875

Total net revenues	135,204,968	70,283,638	—		205,488,606

Cost of revenues:
Laboratory services	(52,416,484)	(21,732,871)	(2,303,733)	H	(76,453,088)
Manufacturing services	(19,930,900)	(29,566,725)	(2,017,435)	H	(51,515,060)

Total cost of revenues	(72,347,384)	(51,299,596)	(4,321,168)		(127,968,148)

Gross profit	62,857,584	18,984,042	(4,321,168)		77,520,458

Operating expenses:
Selling and marketing expenses	(2,333,490)	(5,240,707)			(7,574,197)
General and administrative expenses	(30,329,161)	(8,332,140)			(38,661,301)

Total operating expenses	(32,662,651)	(13,572,847)	—		(46,235,498)

Operating income	30,194,933	5,411,195	(4,321,168)		31,284,960

Other income	2,752,229	—			2,752,229
Other expenses	(317,051)	—			(317,051)
Interest expense	(1,181,979)	(939,789)			(2,121,768)
Interest income	3,952,815	—	(1,896,228)	I	2,056,587

Income before income taxes	35,400,947	4,471,406	(6,217,396)		33,654,957

Income tax benefit (expenses)	(1,498,238)	902,250	1,642,044	J	1,046,056

Net income	33,902,709	5,373,656	(4,575,352)		34,701,013

Income attributable to holders of ordinary shares:
Basic	21,655,162		798,304	K	22,453,466

Diluted	27,278,692		798,304	K	28,076,996

Basic earnings per share	0.07				0.07

Diluted earnings per share	0.05				0.05

Shares used in calculating basic earnings per share	308,050,216		4,120,526		312,170,742
Shares used in calculating diluted earnings per share	515,147,489		4,120,526		519,268,015

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

1. Basis of Pro Forma Presentation

On January 3, 2008, the Company signed a definitive agreement to acquire AppTec, a US-based service provider for biopharmaceutical and medical device industries, which offers testing, contract research and development, and cGMP biologics manufacturing services. The acquisition was completed on January 31, 2008. The total purchase price of $168.9 million was estimated as follows:

Cash paid	$137,300,000
Debt assumed	11,700,000
Value of ordinary shares issued	15,171,777
Acquisition-related transaction costs	4,682,092

Total purchase price	$168,853,869

The value of the Company’s ordinary shares issued is based on the average closing price for a range of five trading days from December 31, 2007 to January 7, 2008, which occurred around the announcement of the definitive agreement on January 3, 2008 was approximately $3.68.

Acquisition-related transaction costs include investment banking, legal and accounting fees and other third-party costs directly related to the acquisition.

The AppTec acquisition has been accounted for as a business combination. Certain aspects of the purchase price allocations for AppTec are preliminary and have been made using initial estimates of value. Management performed a preliminary allocation of the total purchase price of AppTec’s net tangible and identifiable intangible assets based on their estimated fair values as of January 31, 2008. These estimations are based on management’s preliminary analysis and subject to change for up to twelve months from the date of acquisition. The excess of the purchase price over the fair value of net tangible assets and the identifiable intangible assets was allocated to goodwill. The management is arranging an independent professional appraisal firm to conduct a formal valuation on the assets acquired.

The purchase price has been preliminarily allocated as follows:

	Amount	Amortization period
Total assets acquired	$53,506,193
Intangible assets acquired:
—Sales backlog	65,155	within 3 years
—Customer relationship	10,433,416	within 4 years
Goodwill	123,055,275
Other liabilities	(18,206,170)

	$168,853,869

Sales backlog and customer relationship represent the expected future benefit to be derived from AppTec’s existing customer contracts, backlog and underlying customer relationships.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION—(Continued)

2. Pro Forma Adjustments

The Company’s unaudited pro forma condensed combined financial statements give effect to the allocation of the total purchase cost to the assets and liabilities of AppTec based on their respective fair values and to amortization of the fair value purchase price adjustments over the respective useful lives. The following pro forma adjustments have been made to the unaudited pro forma financial statements:

(A) To record the total cash paid including $730,388 previously accrued for AppTec acquisition of $137,300,000 and acquisition-related costs of $4,682,092.

(B) To record the estimated fair value of intangible assets, which include the following:

Sales backlog	$65,155
Customer relationship	10,433,416
Goodwill	123,055,275

Total	$133,553,846

(C) To record deferred tax liabilities associated with non-goodwill intangible assets.

(D) To eliminate the $25,075,533 and $13,704,358 historical Series A and Series B redeemable preferred shares, respectively, which were converted to common shares of AppTec and included in shares acquired by the Company.

(E) To record the $15,171,777 value of 4,120,526 ordinary shares the Company issued for the acquisition of AppTec net of the $28,212 historical ordinary shares of AppTec. For the new issuance, ordinary shares increased $82,411 at par value of $0.02 per share. The issue price over the par value amounted $15,089,366 had been booked as additional paid in capital.

(F) To eliminate the $8,918,929 historical additional paid-in capital of AppTec.

(G) To eliminate the $2,299,694 historical accumulated deficit of AppTec.

(H) To record the amortization of identifiable intangible assets related to the acquisition of AppTec as if the transaction occurred on January 1, 2007. The Company has not completed the valuation of the actual tangible and intangible assets to be acquired and, as such, the amounts included herein and the estimated useful lives are subject to change.

The Company will recognize amortization expense based on the estimated future revenues generated from the identifiable intangible assets.

(I) To reduce the interest income generated by the cash held for the acquisition, as if the transaction occurred on January 1, 2007.

(J) To record AppTec’s income tax benefit related to the pro forma amortization of the non-goodwill intangible assets, which was based on its federal and state statutory tax rates of approximately 38%.

(K) To record AppTec’s income attributable to holders of ordinary shares—basic and diluted which is assumed to equal to its 2007 net income, net of the pro forma adjustments.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION—(Continued)

3. Pro Forma Shares

The pro forma basic and diluted earnings per share are based on the weighted average number of shares of the Company’s ordinary shares outstanding for the year ended December 31, 2007 plus the ordinary shares issued for the AppTec acquisition as shown in the following table:

December 31, 2007
Shares used in calculating basic income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing basic income per share for WuXi PharmaTech	308,050,216
Issuance of ordinary shares for the acquisition of AppTec	4,120,526

312,170,742

Shares used in calculating diluted income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing diluted income per share for WuXi PharmaTech	515,147,489
Issuance of ordinary shares for the acquisition of AppTec	4,120,526

519,268,015