Form 20-F
period 2008-12-31
WuXi PharmaTech (Cayman) Inc.
filed 2009-06-25
CIK 1403132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to             .

Commission file number: 001-33623

WuXi PharmaTech (Cayman) Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

288 Fute Zhong Road Waigaoqiao Free Trade Zone Shanghai 200131

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing eight ordinary shares, par value U.S.$0.02 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 529,385,590

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

WuXi PharmaTech (Cayman) Inc.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•

“we,” “us,” “our company” and “our” refer to WuXi PharmaTech (Cayman) Inc., or WuXi, and its consolidated subsidiaries, WuXi AppTec (BVI) Inc., or WXAT BVI; WuXi AppTec Co., Ltd., or WXAT; WuXi AppTec (Shanghai) Co., Ltd., or WASH; Shanghai SynTheAll Pharmaceutical Co., Ltd., or STA; WUXIAPPTEC (Tianjin) Co., Ltd., or WATJ; WuXi AppTec (Suzhou) Co., Ltd., or WASZ; WuXi AppTec Holding Company, Inc.; WuXi AppTec, Inc., or AppTec; WX (BVI) Limited; Kaipara Enterprises Ltd.; Klivia Investments Sp. z o.o.; and Klivia Investments Sp. z o. o. Luxembourg Branch;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	all references to “Renminbi,” or “RMB,” are to the legal currency of China; all references to “U.S. dollars,” “dollars,” or “$” are to the legal currency of the United States;

•	“ordinary shares” refers to our ordinary shares, par value $0.02 per share;

•	“ADSs” refers to our American depositary shares, each of which represents eight ordinary shares;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“Discontinued operation” refers to the biologics manufacturing operation in Philadelphia, Pennsylvania, in the United States, which we decided to close on December 2, 2008; and

•

unless otherwise indicated, all historical share and per-share data contained in this annual report on Form 20-F have been restated to give retroactive effect to a one-for-fifty forward share split that became effective on July 27, 2007.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008 and audited consolidated balance sheets as of December 31, 2007 and 2008. We acquired AppTec on January 31, 2008, with AppTec’s financial results consolidated on and after the acquisition.

We and certain of our shareholders completed the initial public offering of 15,167,326 ADSs, each representing eight ordinary shares, in August 2007. Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol WX.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report on Form 20-F relate to, among other things:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	general economic and business conditions, particularly in China and the United States;

•	the effects of the current global economic crisis and global macroeconomic conditions on our business, financial condition and results of operations;

•	the expected growth in research and development, or R&D, spending by the pharmaceutical, biotechnology and medical device industries;

•	the expected growth of the pharmaceutical, biotechnology and medical device R&D outsourcing industry in China and internationally;

•	competition in the pharmaceutical, biotechnology and medical device R&D outsourcing industry;

•	our expectations regarding market acceptance of, or demand for, our services;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual-property rights and not infringe on the intellectual-property rights of others; and

•	governmental policies and regulations in China and the United States relating to the pharmaceutical, biotechnology and medical device industries and R&D outsourcing industry.

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

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated income statement data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. Our selected consolidated income statement data for the years ended December 31, 2004 and 2005 and selected consolidated balance sheet data as of December 31, 2004 and 2005 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States. Our historical results are not necessarily indicative of our future results.

The report of Deloitte Touche Tohmatsu CPA Ltd. on our audited consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008 and the audited consolidated balance sheets as of December 31, 2007 and 2008 are included elsewhere in this annual report on Form 20-F.

	Year Ended December 31
	2004	2005	2006	2007	2008
	(in millions of U.S. dollars, except share data)
WuXi Consolidated Income Statement Data
Net revenues
Laboratory services	$16.4	$29.4	$59.8	$102.4	$205.0
Manufacturing services	4.5	4.4	10.1	32.8	48.5

Total	20.9	33.8	69.9	135.2	253.5

Cost of revenues
Laboratory services	(7.9)	(12.8)	(26.5)	(52.4)	(124.7)
Manufacturing services	(1.4)	(2.7)	(9.1)	(19.9)	(32.4)

Total	(9.3)	(15.5)	(35.6)	(72.3)	(157.1)

Gross profit	11.6	18.3	34.3	62.9	96.4

Operating expenses:
Selling and marketing expenses	(0.7)	(1.0)	(1.9)	(2.4)	(7.4)
General and administrative expenses	(5.9)	(8.5)	(22.3)	(30.3)	(49.4)
Impairment charges	—	—	—	—	(60.5)

Total	(6.6)	(9.5)	(24.2)	(32.7)	(117.3)

Operating income (loss)	5.0	8.8	10.1	30.2	(20.9)

Other income, net	0.6	(0.3)	*	2.4	1.1
Interest expense	(0.6)	(1.3)	(1.1)	(1.2)	(1.4)
Interest income	*	*	0.3	4.0	2.3

Income (loss) from continuing operations before income taxes	5.0	7.2	9.3	35.4	(18.9)
Income tax (expense) benefit	(0.7)	(1.1)	(0.4)	(1.5)	4.0

Net income (loss) from continuing operations(1)	$4.3	$6.1	$8.9	$33.9	$(14.9)
Income (loss) on discontinued operations	—	—	—	—	(49.3)

Net income (loss)	$4.3	$6.1	$8.9	$33.9	$(64.2)

Basic earnings (loss) per share from continuing operations	$0.02	$(0.00)	$(0.15)	$0.07	$(0.03)

Basic loss per share on discontinued operations—net of tax	—	—	—	—	$(0.10)

Basic earnings (loss) per share	$0.02	$(0.00)	$(0.15)	$0.07	$(0.13)

Diluted earnings (loss) per share from continuing operations	$0.02	$(0.00)	$(0.15)	$0.05	$(0.03)

Diluted loss per share on discontinued operations—net of tax	—	—	—	—	$(0.10)

Diluted earnings (loss) per share	$0.02	$(0.00)	$(0.15)	$0.05	$(0.13)

Dividends declared per ordinary share	—	$(0.01)	$(0.02)	—	—

Dividends declared per preference share	—	—	—	—	—

*	Less than $50,000
(1)	Includes share-based compensation charges of $3.1 million in 2005, $8.4 million in 2006, $10.7 million in 2007 and $13.0 million in 2008, allocated as follows:

	Year Ended December 31
	2005	2006	2007	2008
	(in millions of U.S. dollars)
Cost of revenues	$0.4	$0.5	$2.1	$3.0
General and administrative expenses	2.7	7.9	8.6	10.0

	Year Ended December 31
	2004	2005	2006	2007	2008
	(in millions of U.S. dollars)
WuXi Consolidated Balance Sheet Data
Cash and cash equivalents	$3.3	$4.9	$9.7	$213.6	$56.6
Total current assets	9.0	14.5	36.7	261.9	129.8
Total assets	28.6	40.9	85.7	343.8	336.4
Total current liabilities	11.7	18.4	30.6	45.6	58.8
Total liabilities	19.0	23.6	37.5	92.4	105.5
Mezzanine equity	—	6.1	49.1	—	—
Total shareholders’ equity (deficit)	9.6	11.2	(0.9)	251.4	230.9
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	28.6	40.9	85.7	343.8	336.4

Exchange Rate Information

A majority of our business is conducted in China, and some of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders are expressed in U.S. dollars using the then-current exchange rates. This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for periods prior to January 1, 2009, and the middle exchange rate of the PRC State Administration of Foreign Exchange, or SAFE, for periods after January 1, 2009. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB 6.8225 to $1.00 in effect as of December 31, 2008. The middle exchange rate as of June 22, 2009, was RMB 6.8328 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 3.D., “Key Information—Risk Factors—Risks Relating to China—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.”

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York and SAFE.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.2702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.94774	7.2946	6.7800
2009	Middle Exchange Rate
January	6.8380	6.8382	6.8399	6.8360
February	6.8379	6.8357	6.8398	6.8327
March	6.8359	6.8341	6.8395	6.8293
April	6.8250	6.8312	6.8370	6.8250
May	6.8324	6.8245	6.8324	6.8201
June (through June 22, 2009)	6.8328	6.8335	6.8368	6.8302

Source: Noon buying rate supplied by the Federal Reserve Bank of New York for the years from 2003 to 2008. On January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign-exchange rates. We used the middle exchange rate supplied by SAFE as the source for 2009.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

Our limited operating history may make it difficult for you to evaluate our business and future prospects.

We commenced operations and began offering our pharmaceutical and biotechnology R&D outsourcing services in 2001. In January 2008, we acquired AppTec. The acquisition expanded our services significantly to include biopharmaceutical and medical device testing and biologics-based testing and related services. Our business scope continues to evolve with the evolution of the pharmaceutical, biotechnology and medical device R&D outsourcing market in China, the United States and globally. Accordingly, our operating history, upon which you can evaluate the viability and sustainability of our business and its acceptance by industry participants, is limited. These circumstances may make it difficult for you to evaluate our business and future prospects, and you should not rely on our historical results or growth rates as an indication of our future performance.

The trend toward greater outsourcing of R&D services by pharmaceutical, biotechnology and medical device companies may slow or reverse, which could slow our growth.

The success of our business depends primarily on the number and size of contracts that we obtain from pharmaceutical, biotechnology and medical device companies. Over the past several years, our business has benefited from increased levels of outsourcing of R&D activities by these companies. A slowing or reversal of this trend could result in a diminished growth rate in the sales in one or more of our expected growth areas and adversely affect our business, including its financial condition, results of operations, cash flows and prospects. We expect our revenues in the drug-discovery-based laboratory services business to grow more slowly in 2009 compared to 2008 and revenues in our biologics and medical device testing services in 2009 to be comparable to those in 2008. We expect our manufacturing services revenues in 2009 to decline from 2008 levels.

A reduction in R&D budgets at pharmaceutical, biotechnology and medical device companies may result in a reduction or discontinuation of our services, which may adversely affect our business.

Fluctuations in the R&D budgets of pharmaceutical, biotechnology and medical device companies could have a significant effect on the demand for our services. Reduced productivity in pharmaceutical R&D is now causing many of our customers to reduce their R&D budgets, and these or other customers may continue to do so in the future. Biotechnology and medical device customers are reducing their spending on testing services due to the global recession and credit crisis. R&D budgets fluctuate due to changes in available resources; decisions by pharmaceutical, biotechnology and medical device companies to consolidate; spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in R&D expenditures by pharmaceutical, biotechnology and medical device companies.

The current global economic crisis could materially and adversely affect our business, financial condition and results of operations.

The current global economic crisis affects all areas of our business, including global pharmaceutical, biotechnology and medical device R&D outsourcing markets, in all the regions in which we operate. Disruptions in orderly financial markets in recent months, resulting from, among other factors, severely diminished liquidity and credit availability and volatile and declining valuations of securities and other investments have caused business and consumer confidence to ebb, business activities to slow down and unemployment to increase. These factors, along with the interconnectivity and interdependence of international economies, have created a global downturn in economic activity. We cannot predict how severe the economic downturn will be or how long it will last. A continuing economic downturn may adversely affect our business in a number of ways, including:

•

Reduced demand for our services. In a period of economic uncertainty, customers may adopt a strategy to defer spending for global pharmaceutical, biotechnology and medical device R&D outsourcing services to later periods. For example, customers who must finance their capital and other expenditures through various forms of debt may find financing unavailable to them, thereby reducing their ability and willingness to purchase our services.

•

Increased pricing pressure and lower margins. If the size of our potential markets contracts due to the global economic downturn, competition in the global pharmaceutical, biotechnology and medical device R&D outsourcing markets may become more intense, which could require us to offer or accept less favorable pricing, payment or other terms to remain competitive. Our competitors include a number of global enterprises who are larger than we are in terms of revenues, working capital, financial resources and number of employees, thereby limiting our influence in negotiating commercial terms. In some cases, we might be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•

Greater difficulty in collecting accounts receivable. The failure of any of our customers to make timely payments could require us to write off accounts receivable or increase provisions made against our accounts receivable, events that could adversely affect our cash flows and profitability.

•

Additional restructuring and impairment charges. If we cannot generate the level of revenues, profits and cash flow contemplated by our business plan, management may be forced to take further action to refocus our business activities and realign our cost structure with anticipated revenues.

The economic crisis is particularly focused on the United States, which is the source of the majority of our revenues. It is unclear how the current economic crisis will affect the global pharmaceutical, biotechnology and medical device R&D outsourcing markets in the United States and other markets that might be viewed as more immune to, or better buffered from, the current economic crisis.

A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects. Recent merger activity in the pharmaceutical industry increases this risk.

We generated a large majority of our total net revenues over the last four years from sales to customers headquartered in the United States, and our top ten customers accounted for 54% of our total 2008 revenues. Our existing customers may not continue to generate significant revenues for us once our current engagements with them conclude, and our relationships with them may not present further business opportunities. In addition, recent mergers between large pharmaceutical companies, some of which are our customers, may demonstrate an increasing trend toward consolidation that could adversely affect our financial condition. For example, in the beginning of 2009, Pfizer, one of our major customers, announced its plans to purchase Wyeth, one of its major competitors. Such mergers could result in:

•	the reduction, delay or cancellation of orders or contracts by one or more of our significant customers;

•	the decision by one or more of our significant customers to award orders or contracts to our competitors; and

•	the substantial reduction in the price that one or more of our significant customers is willing to pay for our services and products.

Furthermore, if we fail to build relationships with new customers or sustain or expand relationships with existing customers, we may be unable to maintain or increase our revenues.

The loss of services of our senior management and key scientific personnel could severely disrupt our business and growth.

Our success significantly depends upon the continued service of our senior management and key scientific personnel. In particular, we are highly dependent on Dr. Ge Li, our Chairman and Chief Executive Officer, who has managed our business, operations and sales and marketing activities and maintained personal and direct relationships with our major customers since our inception; Mr. Edward Hu, our Chief Operating Officer and Acting Chief Financial Officer; Dr. Shuhui Chen, our Chief Scientific Officer; Dr. Suhan Tang, our Chief Manufacturing Officer; Mr. Xiaozhong Liu, our Executive Vice President and other senior management members and key scientific personnel. The loss of any of them, and in particular Dr. Ge Li, would have a material adverse effect on our business and operations. Although each member of our senior management and key scientific personnel has signed a noncompete agreement with us, we may be unable to successfully enforce these provisions in the event of a dispute. If we lose the services of any senior management members or key scientific personnel, we may be unable to locate suitable qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and its growth.

Our ability to execute projects; maintain, expand or renew existing customer engagements and obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled scientists and mid-level personnel.

Our success largely depends on the breadth and depth of our team of scientists and mid-level personnel and their capabilities and efforts on behalf of our company and our customers, including their ability to keep pace with continuing changes in pharmaceutical and medical device R&D technologies and methodologies. In particular, our customers value Western-trained scientists with experience at large pharmaceutical and/or biotechnology companies. Any inability to attract, motivate and retain qualified scientists and mid-level personnel and to train them in the latest developments in their fields of expertise may have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We face challenges in attracting and retaining consistently high-quality employees. We compete vigorously with pharmaceutical, biotechnology, medical device and contract research companies and academic and research institutions for qualified and experienced scientists and mid-level personnel, particularly in the areas of chemistry, biology and pharmaceutical manufacturing. To compete effectively, we may be required to offer higher compensation and other benefits, which could materially and adversely affect our financial condition and results of operations. We may be unable to hire and retain enough skilled and experienced scientists to replace those who leave. In addition, we may be unable to redeploy and retrain our professionals to keep pace with changing customer needs, technological changes and performance standards.

We face increasingly intense competition. If we do not compete successfully against new and existing competitors, some of whom subject us to increasing pricing pressure, demand for our services and related revenues may decrease.

The global pharmaceutical, biotechnology and medical device R&D outsourcing markets are highly competitive, and we expect competition to intensify. We face competition based on several factors, including quality of services; ability to protect intellectual property and other confidential information; timeliness of delivery; maintenance of standards of good laboratory practices, or GLP, and good manufacturing practices, or

GMP; depth of customer relationships; price and geography. We compete with contract research organizations, or CROs, contract manufacturing organizations and research and academic institutions, typically in specific service areas. For example, we compete with Charles River Laboratories International, Inc., which recently partnered with Shanghai BioExplorer Co., Ltd., in the preclinical services area. We compete with Shanghai ChemPartner Co., Ltd., in the discovery chemistry area. As a result of the AppTec acquisition, we compete with BioReliance Corporation in the biologics testing area and NAMSA and Toxicon Corporation in the medical device testing area. However, we believe that we do not compete with any single company across the entire breadth of our service offerings. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to offer more complex and sophisticated laboratory and manufacturing services. Several major pharmaceutical, biotechnology and medical device companies have made in-house research investments in China, and we expect this trend to continue. These in-house investments may reduce demand for our services and result in increased competition for qualified personnel.

Some of our larger competitors may have:

•	greater financial, research and other resources;

•	a broader scope of services;

•	greater pricing flexibility;

•	more extensive technical capabilities; and

•	greater name recognition.

We also expect increased competition as new companies enter our market and as more advanced technologies become available. Our services and expertise may be rendered obsolete or uneconomical by technological advances or new business approaches. Our competitors’ existing or new technologies or business approaches may be more effective than our own. Furthermore, increased competition creates pricing pressure on our services, which could reduce our profitability.

If we fail to effectively manage our anticipated growth and execute on our growth strategies, our business, financial condition, results of operations and prospects could suffer.

Pursuing our growth strategies, including integrating and expanding our facilities and service offerings to meet our customers’ needs, has resulted in, and will continue to result in, substantial demands on our resources and management’s time. Managing this growth and our growth strategies will require, among other things:

•	continued enhancement of our pharmaceutical and medical device R&D capabilities;

•	effective coordination and integration of our research facilities and teams, particularly those located in different facilities, including newly opened sites;

•	successful hiring and training of personnel;

•	effective management of a business geographically distributed both in the United States and China;

•	effective cost control;

•	sufficient liquidity;

•	effective and efficient financial and management control;

•	increased marketing and sales-support activities;

•	effective quality control; and

•	management of our suppliers to leverage our purchasing power.

Any failure to effectively manage our anticipated growth and execute on our growth strategies could adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

We may be unable to expand our capacity and scale up our operations within the timeframe or budgeted costs that we anticipate, possibly resulting in material delay, increased costs and lost business opportunities.

We are engaged in a substantial expansion of our capabilities and capacity. For example, we have constructed, and are preparing to operate, a new large-scale manufacturing facility in Jinshan to manufacturing large quantities of active pharmaceutical ingredients, or APIs, and advanced pharmaceutical intermediates for commercial supply. We expect to partially open the expanded Jinshan facility in the fourth quarter of 2009. We have also constructed and are validating a new preclinical drug safety evaluation center in Suzhou. We are in the process of hiring staff and creating a GLP quality system for our Suzhou facility, including writing standard operating procedures. We plan to offer non-GLP toxicology services in the second half of 2009; to seek accreditation from the State Food and Drug Administration, or SFDA; the Association for Assessment and Accreditation of Laboratory Animal Care, or AAALAC; and the Organization for Economic Cooperation and Development, or OECD, in the first half of 2010 and to begin offering GLP toxicology services by mid-2010. Preparing these facilities for full operation, including introduction of our initial services and development of new services, may take longer than we plan. Any material delay or unforeseen cost increase in preparing these facilities for operation could result in lost business opportunities and materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

We are making significant capital investments to scale up our services to meet our customers’ needs, and, as a result, we depend on the success of our customers’ projects and their continued business.

We expanded our Jinshan manufacturing facility primarily to serve our customers for the commercial manufacturing of advanced intermediates and APIs. We depend on our customers’ success in advancing products through development, regulatory approval and commercial launch. None of the products we expect to manufacture is currently approved by any regulatory authorities in the United States or Europe. Any delay or non-approval may have a material impact on our manufacturing business. Consequently, we may be required to reallocate our resources, which could cause delays in our service offerings and result in lower than expected revenues. As we develop our commercial-scale manufacturing capabilities, which inherently rely on producing larger volumes of fewer drug candidates than clinical-trial-scale manufacturing services, we will become more dependent on the success of a small number of drug candidates in development.

We may fail to effectively develop and market new services, which may harm our growth opportunities and prospects, possibly resulting in losses.

We intend to continue to expand our core discovery chemistry, process research and clinical-trial-scale manufacturing services. Over the past few years, we have established new services in drug metabolism and pharmacokinetics/absorption, distribution, metabolism, and excretion, or DMPK/ADME; discovery biology; bioanalytical services; core analytical services; formulation; analytical development services and other areas. We are preparing to launch new services in preclinical toxicology and large-scale manufacturing. To develop and/or market our new services successfully, we must:

•	accurately assess and meet customer needs;

•	optimize our drug and medical device discovery, development and manufacturing processes to predict and control costs;

•	hire, train and retain the necessary personnel;

•	obtain required regulatory clearances or approvals;

•	provide services of a high quality and in a timely manner;

•	increase customer awareness and acceptance of our services;

•	make significant capital expenditures;

•	price our services competitively;

•	compete effectively with other R&D outsourcing providers; and

•	effectively integrate customer feedback into our business planning.

If we cannot develop new services and create demand for them, our future business, including results of operations, financial condition, cash flows and prospects, could be materially and adversely affected.

New technologies or methodologies may be developed, validated and used in the global pharmaceutical, biotechnology and medical device R&D outsourcing industry that could reduce demand for some of our services.

The global pharmaceutical, biotechnology and medical device R&D outsourcing industry is constantly evolving, and we must keep pace with new technologies and methodologies to maintain our competitive position. For example, a new drug discovery method, known as a “genome-to-drug-lead” approach, in which chemicals can be virtually screened against computer-predicted protein targets, could offer a way to reduce labor requirements for chemists who experimentally search for drug leads, one of the most significant obstacles to drug discovery. The method may also allow chemists to better exploit the extensive availability of drug targets at the gene level and ultimately improve the success of moving discoveries from the laboratory to patients.

As a result, we must continue to invest significant amounts of human and capital resources in R&D to enhance technologies that allow us to introduce new and better services. However, we may be unsuccessful in adapting to or commercializing these new technologies, if developed. New technologies could decrease the need for our existing technologies, and we may not be able to develop new services or technologies effectively or in a timely manner. Our failure to develop, enhance or adapt to new technologies and methodologies could significantly reduce demand for our services and harm our business and prospects.

As a result of the AppTec acquisition, we are a larger and more geographically diverse organization. The inability to manage successfully this geographically more diverse organization could have a material adverse effect on our operating results.

As a result of the AppTec acquisition, we had approximately 3,614 full-time employees as of May 31, 2009, located in China and the United States. We face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. The inability to manage successfully our geographically diverse organization could have a material adverse effect on our operating results.

Because many of our fee-for-service contracts are contingent on successful completion of a project and often have a fixed price, we may bear financial risk.

A significant portion of our net revenues, including part of our laboratory services revenues and all of our manufacturing services revenues, are based on fee-for-service contracts, which are contingent on successful completion of a project and often have a fixed price. In 2008, fee-for-service contracts accounted for 59% of total revenues. If we do not deliver a service as specified in the contract or in a timely manner, if we incur cost overruns, or if we intentionally price these contracts below our cost estimate because of competitive pressures, there could be a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

Our customer agreements contain provisions that run counter to our interests or expose us to potential liability.

Our customers’ agreements generally provide that the customers can terminate the agreements or reduce the scope of services with little or no notice. A majority of our customer agreements allow customers to unilaterally terminate for convenience upon prior notice ranging from 30 to 90 days. If a customer terminates a contract with us, under the terms of the contract we are only entitled to receive revenues earned up to the date of termination. Therefore, cancellation or modification of one large contract or proximate cancellation or modification of multiple smaller contracts could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

In addition, in some of our customer contracts, we agree not to compete with the customer, either by ourselves or together with third parties. We are required to seek the customer’s prior written consent before making compounds chemically similar to those made for the customer. For some customers, our noncompete obligation is broad. For example, with one of our customers we have agreed that, for up to ten years after termination of the agreement, any employee who has worked on the customer’s projects may not work on any other project whereby the knowledge gained from such customer’s projects would be relevant. Complying with these noncompete obligations may restrict our ability to expand certain service offerings, and failure to comply could significantly harm our business and reputation, as well as expose us to liability for breach of contract.

We depend on a limited number of international supply sources for several of our service offerings, which, if interrupted, could cause disruption or delay to our services, reduce our sales and force us to use more expensive supply sources.

We depend on a limited number of international sources for our supply of certain reagents and other chemicals required in our product and service offerings, particularly in connection with our manufacturing services. Disruptions or delays to their continued supply may arise from health problems, export or import restrictions, embargoes, political or economic instability, severe weather conditions, disruptions to the air-travel system, contract disputes or other disruptions. If the supply of certain materials were interrupted, our services would be delayed. We also may not be able to secure alternative supply sources in a timely or cost-effective manner. If we cannot obtain adequate supplies of required materials that meet our standards or are sold at acceptable costs, our ability to accept and fulfill customer orders in the required quality and quantity and at the required time could be restricted, which in turn could harm our reputation, reduce our sales, cause us to lose market share, force us to use more expensive sources of supply and materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

Our principal laboratory and manufacturing facilities may be vulnerable to natural disasters or other unforeseen catastrophic events.

We conduct our primary R&D activities at our headquarters located in the Shanghai Waigaoqiao Free Trade Zone. We also conduct R&D activities at three other facilities in China, located in the Jinshan area of Shanghai, Tianjin and Suzhou, and at our three United States facilities in St. Paul, Minnesota; Philadelphia, Pennsylvania and Atlanta, Georgia. We depend on these facilities for continued business operations. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars, or, as occurred in December 2006, the disruption of sea-floor fiber optical cables due to earthquakes, could significantly impair our ability to operate our business in its ordinary course. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement lead time. The occurrence of any such event could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

Any failure by us to satisfy our customers’ audits and inspections could harm our reputation.

Our customers and various regulatory authorities routinely audit and inspect our facilities, processes and practices to ensure that our services are meeting their standards in the pharmaceutical and medical device product development process. To date, we have passed all such audits and inspections. However, failure to pass these audits or inspections to our customers’ and regulators’ satisfaction could significantly harm our reputation and materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

If we fail to protect our customers’ intellectual property rights, we may be subject to liability for breach of contract and may suffer damage to our reputation.

Protection of customers’ intellectual property, or IP, associated with pharmaceutical and medical device R&D services is critical to their success. Our customers generally retain ownership of all associated IP, including both IP that they provide to us and IP that arises from the services we provide. Our success therefore depends in substantial part on our ability to protect the proprietary rights of our customers. This is particularly important for us because a large part of our operation is based in China, and China and Chinese companies have not traditionally enforced IP protection to the same extent as the United States and U.S. companies. Despite measures we take to protect our customers’ or our own IP, unauthorized parties may attempt to obtain and use information that we regard as proprietary. In some of our customer agreements, we have assumed indemnification obligations for IP infringement to the extent that we create the infringing aspect in deliverables by our customers. Our liability is usually not capped under these agreements. As a result, if any aspect of deliverables to our customers that we create infringes a third party’s IP rights, and particularly if such deliverable ultimately becomes a commercially successful product, we could potentially be exposed to substantial liability. Any unauthorized disclosure of our customers’ IP could subject us to liability for breach of contract, as well as significant damage to our reputation, which could materially harm our business, including its financial condition, results of operations, cash flows and prospects.

The lessor of our temporary Suzhou facilities does not possess the required title certificate. We may be required to vacate these premises, causing a disruption to our operations.

We entered into a lease agreement that expires in 2012 with a Suzhou-based company for use of temporary preclinical facilities in Suzhou. These facilities are located separate from our own newly constructed 314,000 square foot toxicology facility in Suzhou. The lessor has not obtained the relevant title certificate and therefore cannot register our lease agreement. In June 2007, we received a letter permitting our use of the facilities within the lease term from the competent authority in charge of the administrative district where these temporary Suzhou facilities are located. However, under Chinese law, our lease agreement may be subject to third-party challenges, and as a result, we may be required to vacate these premises and relocate our operations to our own newly constructed Suzhou facility.

We may undertake acquisitions that may have a material adverse effect on our ability to manage our business and may end up being unsuccessful.

Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances in areas where we do not currently operate. If we are presented with appropriate opportunities, we may acquire additional businesses that are complementary to our existing business. Our integration of AppTec has required, and will continue to require, significant attention from our management. Future acquisitions will likely present similar challenges and could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in the integration of acquired businesses could have an adverse effect on our ability to effectively manage our business. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenues to offset the costs, expenses related to the acquisitions and potential loss of, or harm to, relationships with employees or customers as a result of our integration of new businesses, any of which could significantly disrupt our ability to manage our business.

For our clients’ pharmaceutical, biotechnology and medical device products to be marketed in the United States or other countries, we may need to obtain clearance from the FDA or other regulatory authorities, and our operations need to comply with the standards of those agencies. Any adverse action by the FDA or other regulatory authority against us would negatively impact our ability to offer services to our customers and would harm our business and prospects.

As we expand our service offerings, we may need to obtain clearance by the U.S. Food and Drug Administration, or FDA, or other regulatory authorities in the event that our customers’ clinical trials are filed as part of a New Drug Application, or NDA, or Biologic License Application or other filing to seek marketing approval. All facilities and processes used to manufacture drugs and biologics in the United States, Europe and Japan must conform to standards established by the appropriate regulatory authority. These authorities may conduct scheduled periodic inspections of our facilities to monitor our regulatory compliance. If they find that we have failed to comply with the appropriate regulatory standards, they may impose fines or take other actions against us or our customers, or we may no longer be able to offer our services to our customers. The resulting corrective measures may be lengthy and costly. As a result, we may be unable to fulfill our contractual obligations. Any adverse action by the regulatory authorities would have a material and adverse impact on our reputation and our business, including its financial condition, results of operations, cash flows and prospects. We may or may not obtain clearance from the FDA standards in the event that we are inspected, or be able to maintain such clearance over time.

We may need additional capital that we may be unable to obtain in a timely manner on acceptable terms.

In order to expand our capacity, develop new services and remain competitive, we may require additional capital. Financing may be unavailable in amounts or on terms acceptable to us. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by life science and related companies, and

•	economic, political and other conditions in China, the United States and internationally.

Our capital needs may require us to issue additional equity or debt securities or to incur indebtedness, which may result in dilution of shares held by existing shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

The sale of additional equity or equity-linked securities could result in dilution to the shares held by our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants restricting our operations or our ability to pay shareholder dividends.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory. We hold employer’s liability insurance generally covering death or work injury of employees. We maintain product liability and professional errors and omissions insurance covering product liability claims arising from the use, consumption or operation of our small-molecule compounds and biologics and claims arising from negligence in connection with our services to customers. We hold public liability insurance covering certain incidents to third parties that occur on or in the premises of the company. We hold directors and officers liability insurance. We do not maintain key-man life insurance on any of our senior management or key personnel. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Insurance companies in China offer limited business insurance products and, to our knowledge, do not offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the cost of this insurance and the difficulties associated with acquiring it on commercially reasonable terms make doing so impractical. As a result, we do not have any business liability, disruption or litigation insurance coverage for our China operations. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our pharmaceutical and medical device R&D processes involve the use of highly toxic and hazardous materials. Any failure by us to control the use of, restrict adequately the discharge of or protect our employees from, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. We are subject to national, state, provincial and local regulations governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot fully eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any contamination or injury, which could have a material adverse impact on our business, including its financial condition, results of operations, cash flows and prospects.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2009 or any future taxable year. Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008, or in the foreseeable future. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets from time to time (including, among others, goodwill and equity investments in less-than-25%-owned entities). Because we expect to hold a substantial amount of cash and other passive assets, and because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs, which fluctuates, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see Item 10.E, “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2008, our management may later conclude that our internal control is not effective. Moreover, even if our management concludes in the future that our internal control is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion. Furthermore, our acquisition of AppTec presents new Section 404 challenges because AppTec’s related financial reporting must be included in our Section 404 assessment for the year ended December 31, 2009.

Any of these outcomes could result in a loss of investor confidence in the reliability of our audited consolidated financial statements, which could materially and adversely affect the trading price of our ADSs. Our reporting obligations as a public company will continue to place a significant strain on our managerial, operational and financial resources and systems for the foreseeable future.

If we grant employee stock options and restricted stock shares, our net income could be adversely affected.

Our equity incentive plans and other similar types of incentive plans are important in order to attract and retain key personnel. We have granted stock options and restricted stock shares in the past pursuant to an informal plan, and we adopted a formal equity incentive plan for our employees in July 2007 for future grants. As a result of the issuance of options and restricted stock under these plans, we have incurred, and expect to incur, share-based compensation expenses. We account for compensation costs for all stock options and restricted stock, including shares granted to our directors and employees, using the fair value method and recognize the expense in our consolidated statement of operations in accordance with Statement of Financial Accounting Standards No. 123-R, which may have a negative effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

Restrictions on our operations contained in convertible notes and bank loans may limit how we conduct our business, including the payment of dividends to our shareholders.

On February 9, 2007, we issued $40 million in convertible notes to a consortium of investors. As of the date of this annual report on Form 20-F, $35.9 million in convertible notes (including principal and accrued interest) are outstanding. These notes contain restrictions on our major corporate actions that may limit the manner in which we conduct our business, including the payment of shareholder dividends. As long as at least 50% of the initial principal amount of all of the notes is outstanding, we may not take any of the following actions without the prior written consent of a majority in interest of the noteholders:

•

redeem any of our equity securities if the amount of such redemptions, when aggregated with all other redemptions of equity securities during the period from the date of the issuance of the notes to the date of such redemption, exceeds $2.5 million;

•	pay, in whole or in part, any indebtedness for borrowed money other than all present and future bank and purchase money loans, equipment financings and equipment leases; or

•

declare or pay any dividends or other distributions to any equity securities other than the declaration and payment of (a) a cash dividend in any fiscal year that, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP, or (b) any dividend for which an adjustment is made in accordance with the terms of the notes.

On January 8, 2009, we entered into an agreement for a $4 million short-term loan and a $16 million short-term revolving facility from J.P. Morgan Chase. The loan agreement contains covenants on our major corporate actions that may limit the manner in which we conduct our business, including covenants that:

•	we maintain several debt-related financial ratios beyond certain thresholds;

•	each loan is payable on demand by J.P. Morgan Chase;

•	dividend payout by us to our shareholders cannot exceed 35% of our total net income for the year in which the dividend payout is made; and

•	the amount of new PRC- and non-PRC loans entered into by us.

We are a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have fewer shareholder rights than you would have under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Cayman Islands Companies Law (2007 Revision), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Moreover, as a non-U.S. company with foreign private-issuer status, we have been exempted from, and you are not provided with the benefits of, some of the NYSE corporate-governance requirements applicable to U.S. companies, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors, and

•	our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

The Companies (Amendment) Law, 2009 became effective on May 11, 2009 and introduced a new mechanism into the Companies Law for mergers and acquisitions where the merged company or consolidated company will continue to be a Cayman Islands entity. Under the new mechanism, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed to by the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. However, these rights have never been tested before the Cayman Islands court, and as a result, they may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Certain judgments obtained against us by our shareholders may be unenforceable.

We are a Cayman Islands company, and the majority of our assets and a large part of our operations are located outside of the United States. Substantially all of our current operations are conducted, and our operating assets are located, in the PRC. In addition, many of our directors and officers are nationals and/or residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil-liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not resident in the United States and the substantial majority of whose assets are located outside of the United States. The courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil-liability provisions of the securities laws of the United States or any state. In addition, such Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any U.S. state.

Changes in government regulation or in practices relating to the pharmaceutical, biotechnology and medical device industries, including healthcare reform, could decrease the need for the services we provide.

Governmental agencies throughout the world, particularly in the United States, strictly regulate the pharmaceutical, biotechnology and medical device R&D process. Our business helps pharmaceutical, biotechnology and medical device companies navigate the regulatory drug approval process. Changes in regulations, such as a relaxation in regulatory requirements, the introduction of simplified drug approval procedures or an increase in regulatory requirements that we have difficulty satisfying or that make our services less competitive could eliminate or substantially reduce the demand for our services.

In recent years, the U.S. Congress and state legislatures have considered various types of healthcare reform to control growing healthcare costs. Similar reform movements have occurred in Europe and Asia. Implementation of healthcare reform legislation that restricts or caps costs could limit or eliminate profits that can be made from new pharmaceutical developments. This could adversely affect R&D expenditures by pharmaceutical, biotechnology and medical device companies, which in turn could decrease the related business opportunities available to us. We cannot predict what legislative proposals will be adopted, if any.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our pharmaceutical, biotechnology and medical device R&D processes generate wastewater, toxic and hazardous substances and other industrial wastes, we must comply with all national and local environmental regulations in China and the United States. Because the requirements imposed by environmental laws and regulations may change and more stringent regulations may be adopted in the future, we may be unable to comply with, or to accurately predict the potentially substantial cost of complying with, these laws and regulations. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. In addition, we cannot eliminate the risk of accidental contamination or injury from these hazardous materials. If we fail to prevent contamination or injury, we could be liable for any resulting damages, which could have a material and adverse impact on our business, including its financial condition, results of operations, cash flows and prospects.

Negative attention from special interest groups may impair our ability to operate our business efficiently.

Some of our current services involve testing pharmaceuticals and medical devices in laboratory animals. As we expand our service biology offerings into toxicology, we anticipate that we will work extensively with large animals and non-human primates. While the testing of pharmaceuticals in animals is almost universally mandated by law, certain special interest groups categorically object to the use of animals for these research purposes. Any threats directed against our animal research activities or negative media attention could impair our ability to operate our business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures that utilize laboratory animals, as has been advocated by certain groups, our business could be materially and adversely affected.

Any failure to comply with existing regulations and industry standards could harm our reputation.

A number of governmental agencies or industry regulatory bodies in China, the United States, Europe and Japan impose strict rules, regulations and industry standards on how we and our customers conduct pharmaceutical and medical device R&D. Any failure on our part to comply with existing regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. This could harm our reputation, our prospects for future work and our operating results. For example, if we were to treat research animals inhumanely and not in accordance with international standards set out by AAALAC, that organization could revoke any such accreditation, and the accuracy of our animal research data could be questioned. Any material violation by us of good laboratory practice, or GLP, or good manufacturing practice, or GMP, as determined by the FDA or other regulatory authorities could cause our customers to terminate their contracts with us and thus materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

In providing our pharmaceutical, biotechnology and medical device R&D outsourcing services, we face health and safety liability and product liability risks.

In providing our pharmaceutical development services, we face a range of potential liabilities. For example, animals serving as disease models and animals infected with diseases for research purposes may be harmful, or even lethal, to humans despite preventive measures we take for animal quarantine and handling.

We also face product liability risks if the pharmaceuticals and medical devices we help to develop and manufacture are subject to product liability claims. We provide services in the development, testing and manufacturing of pharmaceuticals and medical devices that may ultimately be used by humans, including biologic products to be tested in human clinical trials, although we do not commercially market or sell the products to end users. If any of these pharmaceuticals or medical devices harms people, we may be subject to litigation and may be required to pay damages to those persons. Damages awarded in a product liability action could be substantial and could have a material and adverse impact on our business, including its financial condition, results of operations, cash flows and prospects. Although we currently maintain product liability and professional errors and omissions insurance, our insurance coverage may be inadequate or may become unavailable on terms acceptable to us.

Risks Relating to China

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007, that were eligible for preferential tax rates according to then-effective tax laws and regulations to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and gradually transit to the uniform 25% EIT rate by January 1, 2013, and (iii) introduces new tax incentives, subject to various qualification criteria. Therefore, as enterprises established prior to the promulgation of the New EIT Law, WASH, STA, WATJ and WASZ are still entitled to their preferential tax treatment, which shall also be subject to the transitional phase-out rules. In addition, based on the new tax law, an enterprise that is entitled to preferential treatment in the form of enterprise income tax reduction or a tax holiday exemption, but has not been profitable and, therefore, has not enjoyed such preferential treatment, was required to begin its tax holiday exemption in the same year that the new tax law goes into effect, i.e., 2008. As such, certain subsidiaries have begun their tax holiday exemption in 2008, even though they were not yet cumulatively profitable at that time.

The New EIT Law and its implementing rules permit certain “high and new technology enterprises,” or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were designated by the local provincial level Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as an HNTE. However, WASH, STA and WATJ will not adopt the HNTE policy until the transitional periods of the new EIT law expire, as the tax rate under the transitional periods are lower than 15%, the tax rate under HNTE incentive tax policy. WXAT started to enjoy the HNTE policy from 2008. If either or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatment currently available to us and our wholly owned subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define “de facto management bodies” as “management bodies that exercise substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently no official interpretation or application of this new “resident enterprise” classification is available; therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules dividend income between qualified resident enterprises is exempted income, it is not clear what is considered a qualified resident enterprise under the New EIT Law and its implementing rules. Finally, the New EIT Law and its implementing rules issued by PRC tax authorities suggest that dividends paid by us to our non-PRC shareholders will be subject to a 10% withholding tax. Similarly, these unfavorable consequences could apply to our BVI holding company if it is classified as a PRC resident enterprise.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.

Since inception, we have benefited from either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for these financial incentives. The incentives are subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives, our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operational factors we may otherwise experience. For example, we expect downward pressure on future margins on goods manufactured for export due to changes in China’s value added tax, or VAT, system reducing the potential VAT credits on certain categories of goods from 13% to 5%.

On November 5, 2008, the State Council of China approved the amendments to the Provisional Regulations of the PRC on Value Added Tax, or Amended VAT Regulations. The key change is a shift from a production-based to a consumption-based VAT regime. Under the old regime, the recovery of input VAT incurred on the purchase of fixed assets is disallowed. The Amended VAT Regulations will allow general VAT payers to recover input VAT incurred on the purchase of certain fixed assets. The new VAT treatment of fixed assets applies to equipment purchased on or after January 1, 2009. Equipment for this purpose includes machinery, means of transportation and other equipment and tools related to production and operation. Before December 31, 2008, there was a policy of VAT exemption on imported equipment. This preferential VAT policy was abolished as of January 1, 2009. Because of the different business activities and locations of our PRC subsidiaries, the amended VAT regulations have different impacts on each of these entities. The amended VAT regulations will allow STA, our manufacturing entity and a VAT tax payer, to credit input VAT on qualified equipment purchases (both imported and domestic). Our other subsidiaries, including WXAT, WATJ and WASZ, cannot continue to enjoy the VAT exemption on imported equipment. Also, these subsidiaries cannot credit input VAT on qualified equipment purchases because their primary income is from service fees that are subject to business tax rather than VAT. Therefore the VAT reform will increase the cost of imported equipment purchased by WXAT, WATJ and WASZ. Though WASH is of a similar nature to WXAT, WATJ and WASZ and therefore cannot enjoy the credit input VAT on qualified equipment purchases, it will continue to enjoy the VAT exemption on its imported equipments because it is located in the Waigaoqiao Free Trade Zone of Shanghai.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. As a result, from July 21, 2005 to June 22, 2009, the Renminbi appreciated approximately 17.4% against the U.S. dollar. In 2008, approximately 80% of our net revenues were generated from sales denominated in U.S. dollars, and a significant portion of our operating costs and expenses were denominated in Renminbi. As a result, when the Renminbi appreciates against the dollar, our margins are pressured. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day, and the People’s Bank of China regularly intervenes in the foreign-exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi-dollar exchange rate and lessen intervention in the foreign-exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We periodically purchase derivative financial instruments such as foreign-exchange forward contracts to manage our exposure to Renminbi-dollar exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Changes in China’s economic, political and social condition could adversely affect our business, financial condition, results of operations and prospects.

We conduct a significant portion of our business operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations. Furthermore, the PRC government, through the People’s Bank of China, continues to implement interest rate increases to control the pace of economic growth. These measures may cause decreased economic activity in China, which in turn could adversely affect our business, financial condition, results of operations and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical or, in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we benefit from either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. By way of further example, although required by PRC law, many foreign-invested enterprises, including our PRC subsidiaries, have not historically obtained approvals from the National Development and Reform Commission, or NDRC, or its counterparts before receiving approval from the Ministry of Commerce or its counterparts for their establishment. The NDRC has recently reiterated its position that the establishment of foreign-invested enterprises is subject to the NDRC’s approval, in addition to any other required PRC government approvals. However, the legal consequence for failure to obtain the NDRC approval by those foreign-invested enterprises, including our PRC subsidiaries, is not prescribed under the current PRC law. As a result, these uncertainties, together with any development or interpretation of the PRC law that is adverse to us, could materially and adversely affect our business, financial condition, results of operations and prospects.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the NYSE could have a material adverse effect on our business, results of operations and reputation and the trading price of our ADSs.

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

We completed the initial listing and trading of our ADSs on the NYSE in August 2007. We did not seek CSRC approval in connection with our initial public offering. However, the application of this PRC regulation remains unclear, with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

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

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for the initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

If the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties. A failure by our shareholders who are PRC residents to complete any required applications and filings pursuant to such regulations may prevent us from distributing profits and could expose us and our PRC resident shareholders to liability under PRC law.

SAFE has promulgated several regulations that require PRC residents to register with and/or obtain approvals from branches of SAFE in connection with their direct or indirect offshore investment activities. The SAFE regulation issued in October 2005, known as Notice 75, requires (i) PRC residents to register with the local SAFE branch before establishing or controlling any offshore company, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets or equities of PRC companies and raising funds from overseas, (ii) any PRC resident who is a shareholder of an offshore special purpose company to amend such shareholder’s SAFE registration with the relevant SAFE branch with respect to such company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China, and (iii) registration by March 31, 2006, of direct or indirect investments previously made by PRC residents in such companies. In November 2005 and May 2007, SAFE promulgated implementing rules with respect to Notice 75.

We previously notified and urged our shareholders who are PRC residents to make the necessary registrations and filings as required under these regulations, and these shareholders have made efforts to register their investments in our company with the local SAFE branch in Wuxi, China. However, the local SAFE branch in Wuxi declared that registrations under Notice 75 were not required from these shareholders. As Notice 75 Implementing Rules are relatively new, it remains unclear how Notice 75, and any future PRC legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant PRC government authorities, and whether the local SAFE branch in Wuxi correctly interpreted Notice 75 as to its application to certain of our shareholders. Therefore, we cannot assure you that all relevant shareholders have made or will make and obtain all applicable registrations or filings required by these regulations or other related legislation. Our PRC counsel has advised us that if any of our PRC shareholders fails to make any required SAFE registrations and amendments thereto, our ability to inject capital into our PRC subsidiaries may be limited, and our PRC subsidiaries may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, the failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign-exchange restrictions.

We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements. Limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If any of our five subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our operating subsidiaries in China is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop contributing if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. An equity joint-venture enterprise is required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. As a result of these PRC laws and regulations, each of the operating subsidiaries in China is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. As of December 31, 2008, the restricted portion of their net assets totaled $177.3 million, which is composed of the registered capital and the statutory reserve of the PRC subsidiaries. Limitations on the ability of our operating subsidiaries in China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Under China’s existing foreign-exchange regulations, each of our subsidiaries in China is able to pay dividends in foreign currencies, without prior approval from SAFE or its local counterparts, by complying with certain procedural requirements. However, the PRC government may take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign-exchange transactions by our subsidiaries under capital accounts continue to be subject to significant foreign-exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one subsidiary borrows foreign-currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts. If we finance such subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our subsidiaries to obtain foreign exchange through debt or equity financing.

Any future outbreak of severe acute respiratory syndrome or avian flu in China or similar adverse public health development may severely disrupt our business and operations.

Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently experienced incidents of the A(H1N1) strain of influenza, or Influenza A virus subtype H1N1. We are unable to predict the effect, if any, that influenza may have on our business. Any future outbreak of SARS, A(H1N1) or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, restrict the level of economic activity in affected areas and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our contractual arrangements with our consolidated affiliated entities in China may be subject to audit or challenge by the PRC tax authorities, and a finding that our PRC subsidiary or our affiliated entity owes additional taxes could substantially reduce our net income and the value of our shareholders’ investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our subsidiaries were not executed on an arm’s length basis, and as a result the PRC tax authorities could require that our PRC subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our tax expenses.

Risks Relating to Our ADSs

Our quarterly revenues and operating results are difficult to predict and could fall below investors’ expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors, including:

•	the commencement, completion or cancellation of large contracts;

•	the progress of ongoing contracts;

•	impairment charges and charges related to discontinued operations;

•	general economic conditions in China, the United States and internationally;

•	acquisitions, dispositions or discontinuances of businesses and any associated charges;

•	our customers’ requirements for delivery of services, particularly our manufacturing services;

•	changes in the mix of our revenues from our laboratory service and manufacturing services, including the portion of services performed on a fee-for-service or full-time-equivalent basis;

•	changes in the R&D outsourcing industry’s operating environment; and

•	changes in government policies or regulations or their enforcement.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations.

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Since our initial public offering on August 9, 2007, the daily closing trading price of our ADSs on the NYSE has ranged from $3.76 to $41.28, and the last reported trading price on June 24, 2009 was $8.47 per ADS. The trading price of our ADSs could fluctuate widely in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions in the industry and general economic conditions, among other things. In particular, from 2008 to the present, multiple securities exchanges in the United States and other countries, including China, have experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. The volatility in global capital markets may affect overall investor sentiment towards our ADSs, which could also negatively affect the trading prices of our ADSs.

The performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may also affect the volatility in the trading price and volumes of our ADSs. Recently, a number of PRC companies have listed, or are preparing to list, their securities in the United States. Some of these listed companies have experienced significant stock-price volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition, the trading price and volume of our ADSs may be highly volatile for specific business reasons. In particular, variations in our revenues, earnings and cash flow and announcements of new investments and cooperation arrangements or acquisitions could cause the trading price and volume of our ADSs to change substantially. Following periods of volatility in the trading price of a company’s securities, shareholders have often instituted securities class-action litigation against that company. If we become involved in a class-action suit, it could divert our senior management’s attention, and, if adversely determined, could have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will attempt to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten clear days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit the holder to withdraw the ordinary shares to allow the holder to cast his or her vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to the holder or carry out the holder’s voting instructions in a timely manner. We make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but holders may not receive the voting materials in time to ensure that the holder can instruct the depositary to vote his or her shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise the right to vote and may lack recourse if the holder’s ordinary shares are not voted as requested.

Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of our company, could modify our structure or could cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares, including ordinary shares represented by ADSs, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control in a tender offer or similar transaction.

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

Because our directors are divided into three classes with staggered terms of three years each, shareholders can only elect or remove a limited number of our directors in any given year. The length of these terms could present an obstacle to certain actions, such as a merger or other change of control, that could be in the interest of our shareholders.

Holders of ADSs may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to the holders.

The depositary of our ADSs has agreed to pay holders of our ADSs cash dividends or other distributions it or the custodian of our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares the holder’s ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if the securities being distributed require registration under the Securities Act but are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to the holders. These restrictions may have a material and adverse effect on the value of the holder’s ADSs. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends directly on our ordinary shares, or indirectly on our ADSs, in the foreseeable future.

Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of their holdings.

From time to time, we may distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

To the extent holders of our ADSs hold certificated ADRs rather than holding ADSs through their bank, broker or other nominee through the Depositary Trust Company, the ADSs represented by ADRs will be transferable on the books of the depositary. However, the depositary may close its books at any time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies and will close its books on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of, or circumstance permitted by, the deposit agreement.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our principal executive offices are located at 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China. Our telephone number is (86-21) 5046-1111. Our website address is www.wuxiapptec.com. The information on our website does not form a part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

We conduct substantially all of our business through five operating subsidiaries in China and one operating subsidiary in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our five operating subsidiaries in China, directly or indirectly, through WuXi AppTec (BVI) Inc., or WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004 under the name WuXi PharmaTech (BVI) Inc., with no significant assets and/or operations of its own. Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WuXi AppTec Co., Ltd., or WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd.

We commenced operations and began offering our pharmaceutical and biotechnology R&D outsourcing services in 2001. In connection with our initial public offering, we incorporated WuXi PharmaTech (Cayman) Inc., a holding company, in the Cayman Islands on March 16, 2007. We and certain of our shareholders completed the initial public offering of 15,176,326 ADSs, each representing eight ordinary shares, on August 14, 2007.

In December 2007, in connection with our acquisition of AppTec, we incorporated two U.S. subsidiaries: (i) Paul (US) Holdco, Inc., or Holdco, a Delaware corporation wholly owned by us, and (ii) Paul Acquisition Corporation, or PAC, a Delaware corporation wholly owned by Holdco. In January 2008, we completed the acquisition of AppTec, whereby PAC merged with and into AppTec Laboratory Services, Inc., or ALS, a Delaware corporation, with ALS continuing as the surviving corporation. In the second half of 2008, the global economy suffered a serious downturn, including a significant deterioration in credit markets. As a result, some AppTec customers, including small biotechnology companies, had considerable difficulty in obtaining credit or in raising capital and consequently cut back on their spending for our services, particularly in biologics manufacturing. After conducting a thorough review of the marketplace, we concluded that the prospects of a recovery in the foreseeable future was unlikely and therefore discontinued the biologics manufacturing operation in December 2008.

In 2008, we made capital expenditures of $64.0 million, primarily to construct a large-scale manufacturing facility in the Jinshan area of Shanghai and a drug safety evaluation center for toxicology studies in Suzhou and to expand and upgrade the laboratory facilities in Shanghai. These capital expenditures were funded from our operating cash flow. For additional information, see Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

For additional information on our organizational structure, see Item 4.C, “—Organizational Structure.”

B. Business Overview

Industry Background and Market Opportunities

CROs arose in the United States, Europe and Japan in the 1990s to meet the needs of life science companies to improve their R&D productivity. The CRO model allows independent companies to offer specialized services to a range of life science customers, thereby competing with the traditional model of vertical integration of such services within pharmaceutical companies. Under the CRO model, both pharmaceutical companies and suppliers of R&D services can improve their operational flexibility by operating independently and contracting with multiple business partners.

CROs aim to achieve scale and technical expertise that allows them to offer services that reduce their pharmaceutical customer’s product development costs. As a result, pharmaceutical companies can reduce their fixed costs, including scientific staff and laboratory facilities, and operate on a more variable-cost basis. We believe that CROs have been increasingly offering other benefits in addition to cost reduction, such as improved quality of product candidates; improved quality of data about product candidates to allow earlier decision making; process enhancement to speed product development, including industrialization of processes to achieve economies of scale and integration of services; and technical expertise.

While the CRO industry has, and continues to, focus on conducting clinical trials, outsourcing may benefit all stages of pharmaceutical R&D. And while the first CRO operations were based in the United States, Europe and Japan, companies in developing countries have added value based on their unique capabilities. We believe we have been successful in establishing operations in China that provide high-quality discovery services to pharmaceutical companies efficiently and cost-effectively.

We believe the share of pharmaceutical R&D spending that is being outsourced is increasing and will continue to increase, with historical trends toward greater outsourcing continuing.

Company Overview

We are a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cost of pharmaceutical and medical device R&D by providing cost-effective and efficient outsourcing solutions. We have more than 800 customers, including all of the ten largest pharmaceutical companies as measured by 2008 total pharmaceutical-only revenues, many of whom have presented us with awards for our performance and continue to come back to us for additional and integrated projects.

Since our founding in 2001, our core business has been providing discovery chemistry services to synthesize small molecules at the beginning of the drug discovery process. Discovery chemistry continues to represent a large majority of revenues for our China-based laboratory services segment. In recent years, we have added other services, including discovery biology, safety pharmacology, drug metabolism and pharmacokinetics bioanalytical services, manufacturing process R&D, clinical-trial-scale manufacturing, formulation and toxicology. The AppTec acquisition expanded our capabilities beyond small molecules to large-molecule biologics and medical devices. We continue broadening customer relationships with our expanded capabilities and integrated services.

We are well-positioned to capitalize on the global trend of R&D outsourcing by emphasizing our experience, capabilities, quality, responsiveness, protection of customer intellectual property and reliability. Our primary China-based facilities include an 782,000 square-foot R&D center in the Waigaoqiao Free Trade Zone in Shanghai, a 71,000 square-foot cGMP small-scale clinical manufacturing facility and a new 222,000 square-foot large-scale cGMP manufacturing plant in the Jinshan area of Shanghai, a 253,000 square-foot R&D center focused on discovery chemistry in Tianjin and a 314,000 square-foot preclinical toxicology facility in Suzhou. The 222,000 square-foot manufacturing plant and 314,000 square-foot toxicology plant are expected to begin operations in the second half of 2009. Our acquisition of AppTec provides us with a U.S. presence and know-how in biologics and medical device testing, including three FDA-registered facilities. These U.S. facilities include an 82,000 square-foot R&D and manufacturing facility in St. Paul, Minnesota; a 51,000 square-foot testing facility in Atlanta, Georgia and a 75,000 square-foot R&D and testing facility in Philadelphia,

Pennsylvania. Approximately 19,000 square feet of space in our Philadelphia facility used for our biologics manufacturing operation was discontinued in December 2008. The space is available for future growth of biologics testing services.

Our net revenues increased from $69.9 million in 2006 to $135.2 million in 2007 and to $253.5 million in 2008, representing year-over-year growth of 93% and 87%, respectively. Net revenues in 2008 included $57.7 million of revenues from AppTec, acquired on January 31, 2008. Our year-over-year revenue growth rate in 2008 excluding the AppTec acquisition was 45%. These 2008 revenue numbers exclude revenues from our biologics manufacturing operation, which we discontinued in December 2008. We generated most of our revenues in each of the prior three years from customers headquartered in the United States. Our historical growth rate is attributable primarily to an increased customer base and a greater number of projects that resulted from our expanded capacity and increased service offerings, including a focus on obtaining long-term, integrated R&D contracts. Our net income increased 283% from $8.9 million in 2006 to $33.9 million in 2007. We recorded a net loss of $64.2 million in 2008, which included pretax impairment charges of $60.5 million relating to the continuing AppTec business and a pretax loss from discontinued AppTec operations of $61.7 million ($49.3 million after tax).

Our Strategy

Our mission is to provide fully integrated R&D services to life science companies to improve the success of their research and to shorten the time of their new-product development. We believe we have established technologically advanced operations both in China, where we have access to high-quality human talent and facilities to provide drug discovery and development services at lower costs than in the United States and Europe, and in the United States, where we have strong capabilities in biological and medical device testing. With these operations, we believe we are well positioned to provide considerable value to the world’s life science companies.

Our Competitive Strengths

Since the date of our incorporation in December 2000, we have become a major international CRO. We believe we are the largest CRO headquartered in China. Our competitive advantages include:

An experienced international management team. Many of our senior management are professionals educated at major universities in the United States and China, with extensive work experience in the leading pharmaceutical, biotechnology and medical device companies that are our current customers.

A highly educated and trained workforce. As of December 31, 2008, we had 3,773 employees, including 2,532 scientists. Most of our scientists have obtained master’s degrees and above. We successfully recruit recent graduates from universities in China and have an extensive proprietary training program.

Operational excellence. We have developed operating procedures that meet the high quality standards of the world’s leading life science companies.

Broad technical expertise. Our scientists have technical backgrounds in most of the functions necessary for pharmaceutical, biotechnology and medical-device discovery operations, and we are building technical capabilities in drug safety evaluations.

World-class facilities in China and the United States. Our laboratories and manufacturing facilities and the equipment with which they are furnished meet international standards.

Integrated R&D service platform. We have built a broad range of contiguous services that, when used together, offer the opportunity for efficient advancement of product candidates through the drug discovery and development value chain.

Intense focus on a diversified, high-quality customer base. All of the world’s ten largest pharmaceutical companies measured in 2008 pharmaceutical-only revenue and many other leading pharmaceutical, biotechnology and medical device companies are our current customers. We have successfully obtained repeat business from all of our top ten customers over the past four years, as well as larger projects and closer and more strategic working relationships built on trust.

Strong protection of customers’ IP. The company has stringent procedures for insuring that the confidentiality of customers’ IP is preserved. There have been no known breaches of IP confidentiality in the company’s history.

China cost advantage. Costs of labor, materials, supplies, facilities and other business resources are significantly lower in China than in the United States and Europe and are expected to remain significantly lower for the foreseeable future.

Our Services

We group our operations into two segments:

•

Laboratory services for pharmaceutical, biotechnology and medical device companies. Laboratory services for pharmaceutical companies include discovery and medicinal chemistry, analytical chemistry, discovery biology, safety pharmacology, DMPK, bioanalytical services, process research, formulation and toxicology. All of the AppTec testing business is included in laboratory services, which include biologics and medical device testing services.

•	Manufacturing services for producing advanced intermediates and APIs for use by pharmaceutical companies in preclinical and clinical trials.

Net revenues from our laboratory services segment increased from $59.8 million in 2006 to $102.4 million in 2007 and $205.0 million in 2008, or 71% and 100.0%, respectively. Net revenues from our manufacturing services segment increased from $10.1 million in 2006 to $32.8 million 2007 and $48.5 million in 2008, or 225% and 48%, respectively.

Laboratory Services Segment

Pharmaceuticals

We provide a broad and integrated portfolio of pharmaceutical services that comprise the following:

Discovery Chemistry. Historically, our core services have been in discovery chemistry, where we have established broad competencies in several areas of custom chemical synthesis, including the synthesis of intermediates, benchmark compounds, analogues for the support of medicinal chemistry programs and compound libraries. Our capabilities in discovery chemistry allow us to produce more than one million compounds annually, which are individually synthesized, greater than 85% pure and produced in quantities of at least 20 milligrams. These services include the design and synthesis of focused libraries and custom analogues based on computational models and structure-based drug design.

Analytical Chemistry. After synthesis, we purify compounds in a scalable purification lab, which simplifies an otherwise cumbersome process, lowers cost and shortens time to market. Our analytical chemistry group provides purification and separation services to support discovery and process chemistry. Services include chiral separation, large-scale chromatography separation, high-throughout purification, natural product purification, high-throughput physical property determination and isolation and analysis of impurities.

Discovery Biology. We develop molecular and cellular assays to test chemical compounds that we synthesize for biological activity. Biochemical and cell-based assays examine the activity of small-molecule compounds at receptors, enzymes, ion channels and signal transaction pathways.

Medicinal Chemistry. After synthesized compounds are screened in biological assays to identify hits that indicate desired biological activities, our integrated services in medicinal chemistry, including teams of biologists and scientists specializing in DMPK/ADME, identify lead compounds with the greatest potential. Our medicinal chemists optimize those leads—for example, by altering a molecule’s structure to improve its potency, selectivity, pharmacokinetics, efficacy and safety.

DMPK/ADME. We perform DMPK and ADME services to gain information about how the human body changes a drug physically and impacts its action, including its efficacy and toxicity. We offer in vivo pharmacokinetic studies in small and large mammals by measuring drug concentrations in a range of biological matrices, including blood, urine, bile, cerebrospinal fluid and tissues. We have capabilities to administer drugs using a variety of dosing routes and to provide results in a rapid turnaround time. Our in vitro ADME profiling services include analyzing the metabolic stability and permeability of drug candidates, interactions with transporters, drug-drug interactions and plasma protein binding. Our metabolite identification services include metabolite profiling, characterization and structure elucidation; bulk metabolite isolation and purification; synthesis of authentic standards of metabolites and pharmacokinetic evaluation of parent and metabolites in preclinical and clinical samples. We also perform pharmacokinetic/pharmacodynamic modeling studies in various rodent efficacy models, including cancer, central nervous system disorders and metabolic diseases.

Safety Pharmacology. Our safety pharmacology services help to identify toxicity issues in drug compounds at the discovery stage, before preclinical and clinical testing. Our electrophysiology testing of hERG and other cardiac ion channels identifies issues of cardiosafety for compounds in various stages of discovery and development. Our in vitro biochemical and cell-based assays provide useful information on compounds’ pharmacology. Our toxicology testing during lead optimization provides an early warning of potential genotoxicity.

Bioanalytical Services. Our bioanalytical services include quantitative and qualitative sample analyses to support preclinical and clinical studies of pharmocokinetics, toxicokinetics, phamacodynamics and immunogenicity. We analyze small-molecule drugs using liquid chromatography/mass spectroscopy and measure biomarker/biologics and antibody immunogenicity using immunochemistry. We passed an FDA GLP inspection of our bioanalytical testing laboratory in Shanghai in March 2009, with no major observations or issuance of a Form 483 for non-compliance issues.

Process Research and Development. Our cGMP-quality kilo-lab and pilot plant help our customers to develop processes to manufacture drugs in increasing quantities, from laboratory quantities measured in milligrams/grams to scale-up quantities measured in kilograms, to process optimization quantities measured in hundreds of kilograms, to commercial quantities measured in metric tons. By selecting the most efficient methods of compound synthesis, our chemists reduce the cost of synthesis. Efficiency can be improved by reducing the number of products used in synthesis, improving the yield of the desired compound and accelerating the time needed for synthesis. Our process development services are fully integrated with our analytical development, formulation development and cGMP manufacturing of APIs. Many of our manufacturing projects involved compounds for which we developed the scale-up methodology in process R&D. We offer process safety evaluations as part of this service.

Analytical Development. We provide a range of analytical services to assist customers in drug development. We develop and validate methods of analyzing APIs and formulated products for properties such as potency, purity and solubility. We also offer compound stability tests and tests necessary for the release of APIs and clinical test material. We deliver services related to regulatory compliance with chemistry, manufacturing and controls, or CMC, requirements, including creation of a readiness testing package for an Investigational New Drug, or IND, filing and development of a full CMC package. This function supports our process R&D and manufacturing functions.

Formulation Services. We offer a full range of services to convert optimized lead compounds into formulated drugs suitable for preclinical and clinical testing and to assist in preparation of regulatory filings. Preformulation services include studies to identify the intrinsic physicochemical properties of compounds, to select an appropriate salt form, to characterize the particle size and flow properties of powders and to determine the compatibility of drug excipients. Formulation services include early safety studies, stability studies and compound manufacturing for preclinical toxicity studies or for clinical trials. Our capabilities cover both solid oral and liquid oral dosage forms. To support this group, in 2008 we completed construction of a 22,000 square-foot cGMP-quality pilot lab in the Waigaoqiao Free Trade Zone in Shanghai focused on formulation projects for Phase I and II clinical trials.

Toxicology. We offer in vivo and in vitro non-clinical safety evaluation, or toxicology, programs. We began offering our toxicology services in China in 2007 with a 13,000 square-foot temporary leased facility in Suzhou, China, and have partnered with another company to secure a supply of laboratory animals and access to a breeding facility.

We will offer a full range of non-clinical toxicology programs with the opening of our new 314,000 square-foot facility with 108 study rooms in Suzhou, China. The study rooms are being introduced in two phases. We have built out and validated 62 study rooms as part of Phase 1. The remaining 46 study rooms will be brought on line later based on business demand. We expect to offer non-GLP exploratory toxicology services in this new Suzhou facility starting in mid-2009. We will seek accreditation from China’s State Food and Drug Administration, AAALAC, and the Organization for Economic Cooperation and Development in the first half of 2010. We expect to begin offering GLP toxicology services by mid-2010. The facility’s services are expected to include studies in general toxicology, genotoxicity, DMPK, carcinogenicity, safety pharmacology and developmental and reproductive toxicology.

The AppTec acquisition extended the scope of our capabilities to include GLP and non-GLP toxicology services in the United States, including general toxicology. Our St. Paul facility has 40,000 square feet dedicated to in vivo toxicology services for the medical device industry. Staff include specialists necessary for a GLP facility, including board-certified toxicologists, pathologists, veterinarians, histologists and study directors. The facility is FDA-registered, ISO 17025 certified, accredited by AAALAC and the American Association for Laboratory Animal Science and licensed by the U.S. Department of Agriculture and the U.S. Drug Enforcement Administration.

Biologics

We provide services in antibody generation, cell line development and comprehensive biologics safety testing that support customers’ biologics product development and commercialization.

Cell-Line Development. We offer comprehensive cell-line development services that start when clients provide the cDNA and transfection vector for subsequent molecular cloning. After transfection into a client-specified protein expression cell line, such as CHO or NSO, we develop a stable cell line that produces the customer’s desired protein.

Biologics Testing and Other Services. We offer an array of biologics testing and characterization services. Regulatory agencies require biologics manufacturers to establish the safety of their products through a mandatory three-step process. The first safety step is characterization of the starting material, such as process raw materials or cell banks. This involves identifying properties of the starting material, such as species and type, purity and product-expression characteristics and testing the starting material for the presence of adventitious agents, such as viruses and bacteria. The second step is evaluation of the purification process to remove or inactivate any adventitious agents, such as viruses, mycoplasma, fungi and bacteria present in the starting material. We work with customers to design and perform custom viral or other microbial clearance studies specific for the product and to develop and implement clearance processes in accordance with international regulatory guidelines. The final step is product characterization and adventitious testing of unprocessed bulk product, or UBP; purified bulk product, or PBP; and final product, or FP. UBP testing usually involves limited virus, sterility and mycoplasma testing. PBP testing routinely consists of molecular and analytical characterization studies for product purity and potency, as well as sterility testing. FP testing typically includes sterility and endotoxin testing.

We also provide an array of analytical tests to evaluate a specific product lot prior to lot release; to evaluate product stability, including long-term stability in validated, temperature-controlled chambers for analytical and microbiological analysis and to characterize complex biopharmaceutical products, among other things. We also provide process residuals analyses to detect trace metals, heavy metals and other molecules that might contaminate the products or the process equipment used in manufacturing and protein-characterization assays. We can perform our testing services at research, GLP or GMP grade. These analyses are generally required in regulatory submissions before our clients can advance with clinical trials or commercialization.

Our Philadelphia facility also provides GMP cell banking and stem-cell or cell-therapy manufacturing and testing services.

Medical Devices

Medical Device Testing and Development. Our medical device testing and development services ensure that a medical device is manufactured, packaged and sterilized in accordance with GMP guidelines. In addition, we offer all the relevant test modalities to study medical device biological safety and biocompatibility. Our GLP- and GMP-compliant testing services include custom device performance and materials testing; complete biocompatibility testing according to FDA/ISO 10993 and Japanese standards; toxicology discovery and safety studies; product-validation programs for all commercially available sterilization methods; lot-release, raw-material and vendor-qualification testing and complete testing services of controlled environments. For processed tissue and tissue-based product, we provide a comprehensive program that includes bacterial and viral inactivation studies on human and animal tissues; quality testing including bioburden, sterility, residual moisture, package testing and accelerated aging; in vitro and in vivo lot-release assays of osteoinductivity and of endotoxin and custom studies including validation of sterilization and decontamination procedures and process-change validations. We also offer unique cGMP processing services for device, combination and tissue products that require processing in a controlled environment.

Manufacturing Services Segment

We began offering manufacturing process development services to meet the growing customer demand to scale up production of advanced intermediates and APIs for drug candidates to be tested in late-stage clinical trials. As a logical extension of this process development service, we then developed our own clinical-trial manufacturing services. As with our laboratory services, our manufacturing services are intended to reduce our customers’ product development time and cost.

We have an approximately 71,000 square-foot cGMP-quality manufacturing facility in the Jinshan Chemical Industry Development Zone of Shanghai. The plant complies with SFDA standards and is ISO 9001:2000 certified. It was established in May 2004 for research manufacturing and has 30 reactors with volumes ranging from 500 to 3,000 liters each, for total volume of 48,400 liters. In January 2007, we began building a new facility near the original facility in Jinshan for large-scale and commercial-scale manufacturing. The new 222,000 square-foot facility has 18 reactors ranging in volume from 8,000 to 20,000 liters each, or 216,000 liters of total reactor volume. The new facility offers advanced process automation for control of temperature, agitation and other parameters and has high-pressure, high-temperature and cryogenic capabilities. The construction work of the new facility is complete, and the facility is currently undergoing testing and validation.

Sales and Marketing

We market our services directly to customers through meetings with senior management of pharmaceutical, biotechnology and medical device companies, maintenance of extensive Internet websites and participation in trade conferences and shows and scientific conferences. We also receive a significant amount of business from customer referrals. Since our inception, our senior management has been actively involved in managing our sales and marketing activities and maintaining direct relationships with our major customers.

A new customer typically first assigns us a small-scale assignment to test our capabilities. After we successfully complete the assignment, the customer often increases the size and duration of the next contract and hires us for more types of assignments. We aim to increase our customer base by targeting pharmaceutical, biotechnology and medical device companies that lack in-house discovery and development capabilities and could view outsourcing as an attractive option to achieve their objectives.

We have field forces strategically located in each of key geographic locations, including the United States and Europe. A sales support group based in St. Paul, Minnesota, assists these sales forces. Our field sales representatives generate sales leads and work closely with technical experts to prepare quotes and secure customer orders.

Customers

Prior to the AppTec acquisition, our customers consisted primarily of large pharmaceutical and biotechnology companies located throughout the world. In 2008, our China-based operations provided services to 105 pharmaceutical and biotechnology customers, including all of the ten largest pharmaceutical companies as measured by 2008 pharmaceutical-only revenues. A large majority of our total net revenues over the last four years were generated from sales to customers headquartered in the United States. We have received numerous awards from our customers, including Top Chemistry CRO from Pfizer in 2008 and the Global Supplier Award from Eli Lilly in 2009. Most of our customers return to us for more projects, particularly integrated programs, and each of our top ten customers over the last three years continues to be our customer today. As a result, our customer base has been stable and has grown. With the AppTec acquisition, we added more than 700 medical device and biotechnology customers to our customer base, including many global medical device companies, and large number of small to medium-size medical device and biotech companies.

The table below sets forth information regarding our historical customer base:

	For the year ended, December 31
	2006	2007	2008
Top ten customer concentration (recognized as a percentage of total revenues)	69%	74%	54%
Retention of top ten customers (repeat percentage)	100%	100%	100%
Average revenues per top ten customer (millions of U.S. dollars)	$4.8	$10.0	$13.8

For certain major customers, we provide not only dedicated teams of scientists, but also dedicated laboratory facilities, analytical support and independent information technology and security services. This physical and operational separation of customer projects ensures enhanced security and protection of our customers’ intellectual property. The laboratory configuration and setup, research plan, operating procedures, information technology and security protocols all can be tailored to our customers’ specifications.

No customer in 2008 accounted for more than 10% of our 2008 total company revenues. Revenue from our top ten customers in 2008 totaled $138 million, or 54% of our total revenues. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects. Recent merger activity in the pharmaceutical industry increases this risk.”

Project Management and Customer Support

We believe that we have an established reputation among our customers for high productivity, rapid turnaround times and comprehensive customer support. We generally assume full project management responsibility in each of our service offerings. We strictly adhere to our internal quality and project management processes. We believe these processes, methodologies, knowledge management systems and tools reduce the overall cost to the customer and enhance the quality and speed of delivery. We have developed a project-management methodology to ensure timely, consistent and accurate delivery of quality services. To facilitate project management, we developed an online system allowing a customer’s project manager to monitor and report on the progress of their projects through a secure encrypted website. Additionally, our project team interacts with the customer’s project-management team via regular conference calls, daily emails and bi-weekly reports. Our project management involves strict adherence to our strategic imperative to protect our customers’ confidentiality and IP. See “—Intellectual Property” below.

We conduct frequent customer satisfaction surveys with several of our significant customers, measuring key performance indicators to improve our planning, execution, evaluation and support. Internally, we focus on operational improvement and innovation to achieve lower direct costs, better use of assets, faster development time, increased accuracy, greater customization or precision, more added value and simplified processes. Our customer support department focuses on sales support and relationship management with our customers and is dedicated to improving responsiveness to our customers’ needs and inquiries. Less-than-satisfactory marks and comments are scrutinized for root causes to continuously improve operations and services.

Seasonality

Our revenues generally are not subject to seasonal fluctuations because our customers’ needs are relatively continuous.

Intellectual Property

Protection of IP associated with pharmaceutical, biotechnology and medical device R&D is critical to all our customers. Our customers generally retain ownership of all associated IP, including both IP they provide to us and that arising from the services we provide. Our success depends in substantial part on our ability to protect the proprietary rights of our customers, and we have made this a priority since our inception. This is particularly important for us because a substantial part of our operation is based in China, and China and Chinese companies have not traditionally enforced IP protection to the same extent that the United States and U.S. companies have.

We take all necessary precautions to protect the IP of our customers. As one aspect of our system of protecting IP rights, including both our customers’ and our own, we enter into agreements with all of our employees under which they disown all IP they create during their employment and waive all relevant IP rights or claims. All our employees are also bound by confidentiality obligations and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Furthermore, our service agreements provide that all IP generated during the course of a project is exclusively the property of the customer for whom we are conducting the project.

As another aspect of our IP-protection system, we have established documentation procedures, powered by the industry standard Laboratory Information Management System, or LIMS, licensed by Thermo Watson, to control information access on a need-to-know basis and to restrict system access in connection with our DMPK studies in drug discovery and development. A typical bioanalytical laboratory generates hundreds or even thousands of test results daily, which must be securely stored for long periods. LIMS is designed for tracking individual samples and the information obtained on them with various analytical tools. Only after the results of all bioanalytical techniques have been reviewed in LIMS is a product released or rejected. We believe that our LIMS complies with all FDA requirements regarding security, including data integrity, compatibility and audit-trail generation.

We have also created an IP-protection process in China whereby we periodically scan signed and dated notebooks of every scientist onto diskettes and then engage the Shanghai Notary Public Office to notarize the records. Notebooks are critical to the drug and medical device R&D process, as scientists’ notes are often used as original data in support of patent applications and disputes. Our process preserves the documentation necessary to establish IP ownership should any disputes arise in the future. This process not only significantly enhances the protection of key original information, but also increases customers’ confidence and trust in our company. Furthermore, each customer project has dedicated laboratory space equipped with key card access control systems. Furthermore, we strictly forbid our scientists from displaying chemical structures in any form in communal analytical laboratories. Most laboratory computers are not connected to the Internet and have restricted data-transfer capabilities.

We do not believe that our own proprietary technology and IP is material to our business. Although our own IP rights are important to our results of operations, we believe that the technical expertise, knowledge, ability and experience of our employees are more important, and that these technological capabilities provide significant benefits to our customers.

Despite measures we have taken to protect our own and our customers’ IP, unauthorized parties may attempt to obtain and use information that we regard as proprietary. See Item 3.D, “Key Information—Risk Factors—Risk Relating to Our Business—If we fail to protect our customers’ intellectual property rights, we may be subject to liability for breach of contract and may suffer damage to our reputation.” To date, we are not aware of any such breaches. We have five trademarks registered in China and are pursuing registration of these trademarks in the United States. Our service creed, “We Are Determined to Serve You Better,” is registered with the U.S. Patent and Trademark Office.

Competition

We compete with CROs, contract manufacturing organizations and research and academic institutions. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies become available. See Item 3.D, “Key Information—Risk Factors—Risk Relating to Our Business—We face increasingly intense competition. If we do not compete successfully against new and existing competitors, some of whom subject us to increasing pricing pressure, demand for our services and related revenues may decrease.”

The pharmaceutical and biotechnology R&D outsourcing market remains highly fragmented. We compete with industry players in particular service areas—for example with Charles River Laboratories International, Inc., which recently partnered with Shanghai BioExplorer Co., Ltd., in the preclinical services area, and with Shanghai ChemPartner Co., Ltd. and BioDuro in the discovery chemistry area. We now also compete with companies in the biologics and medical device testing area, including BioReliance Corporation, NAMSA and Toxicon. We believe that we do not compete with any single company across the breadth of our service offerings.

We believe we compete primarily on the basis of the relative quality of our services, the quality of our customer service, responsiveness, efficiency, compliance with GLP and GMP quality standards, turnaround time, price, resources and strategic emphasis on protection of customer IP. Our retention of our top ten customers for the last four years has led to a steady and increasing revenue stream. However, many of our current or future competitors may have longer operating histories, better name recognition, greater levels of consumer trust, stronger management capabilities, better supplier relationships, larger technical staff and sales force and greater financial, technical or marketing resources than we have.

We believe that the successful recruitment and retention of scientists with Ph.D.s and master’s degrees is a key element in achieving our strategic goals. We believe that as competitive pressures in the pharmaceutical and medical device R&D industry increase, the recruitment and retention of scientists will become increasingly competitive. To meet this challenge, we actively recruit scientists at colleges and universities and through other means. We believe the sophisticated drug and medical device R&D services performed in the course of our business and our reputation as a growing publicly traded company help us in attracting and retaining qualified scientists. We offer what we believe are competitive salaries and benefits as a means to recruit and retain highly skilled scientists.

Insurance

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory; employer’s liability insurance generally covering death or work injury of employees; product liability and professional errors and omissions insurance covering product liability claims arising from the use, consumption or operation of our small-molecule compounds and claims arising from negligence in connection with our services to customers, public liability insurance covering certain incidents to third parties that occur on the premises of the company and directors and officers liability insurance. While we believe that our insurance coverage is comparable to that held by similarly situated companies with property in China and the United States, it may be insufficient to cover all claims for product liability or damage to our fixed assets. We do not maintain life insurance for any of our senior management or other key personnel.

Insurance companies in China offer limited business insurance products. While business disruption insurance is available to a limited extent in China, we have determined that the cost of this insurance, the difficulties associated with acquiring it on commercially reasonable terms and the relatively low risk of disruption make carrying this insurance impractical. As a result, we do not have any business disruption insurance coverage for our China operations. See Item 3.D, “Key Information—Risk Factors—We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.”

Chinese Government Regulations

We operate in a legal environment with little formalized regulation over several of our activities. The following laws, regulations and regulatory authorities are relevant to our business:

State Food and Drug Administration (SFDA)

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

The SFDA’s primary responsibilities include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as food and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and pharmaceuticals;

•	evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicine;

•

approving and issuing permits for the manufacture, export and import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises for pharmaceutical manufacture and distribution; and

•	examining and evaluating the safety of food and cosmetics and handling significant accidents involving these products.

We are currently not involved in the business of providing drug-development services in the Chinese market that are subject to the SFDA approval process, or of manufacturing or marketing any drug to be sold in China. Our customers, who are principally located in the United States, are developing drugs for the United States and major international markets. As such, the primary regulatory authority that impacts our business is the FDA. Although we voluntarily comply with certain SFDA standards, except in the following instances we are not currently, and are not likely to become, subject to SFDA regulation:

•	Our PRC operating subsidiary in Suzhou will need to obtain a verification of GLP from the SFDA or its local branch if it elects to provide any GLP preclinical services; and

•

In order to use the term “pharmaceutical” in its company name, our PRC manufacturing subsidiary in Jinshan was required by the relevant local government to obtain, and has obtained, a pharmaceutical manufacturing certificate from the Shanghai branch of the SFDA.

Blood and Reagent Import/Export

According to the Circular on Strengthening Administration on Entry and Exit Inspection and Quarantine of Special Articles for Medical Use, import or export of medical special articles, including blood and reagents, must be inspected by the relevant inspection and quarantine authorities and be approved by the MOH or its local counterparts or other authorities.

Pharmaceutical Research

The PRC Drug Administration Law, as promulgated by the Standing Committee of the National People’s Congress in 1984, and the Implementing Measures of the PRC Drug Administration Law, as promulgated by the MOH in 1989, have set forth the legal framework for the establishment of pharmaceutical manufacturing enterprises and pharmaceutical trading enterprises and for the administration of pharmaceutical products, including the development, research and manufacturing of new drugs and medical preparations by medical institutions. The PRC Drug Administration Law also regulates the packaging, trademarks and advertisements of pharmaceutical products in the PRC.

Certain revisions to the PRC Drug Administration Law took effect in December 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products and to ensure the quality and safety of pharmaceutical products for human use. The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medical preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisement of pharmaceutical products.

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

These laws and regulations generally impose liability regardless of the negligence or fault of a responsible party, unless it has legally defined immunities. These laws and regulations also require us to obtain permits from governmental authorities for certain operations. If we fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Under certain environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste-disposal sites.

Although we believe that our costs of complying with current and future environmental laws and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our business, results of operations or financial conditions, they may do so. We do not expect to incur material costs to comply with relevant environmental laws and regulations. Because the requirements imposed by these laws and regulations may change, however, we may be unable to accurately predict the cost of complying with these laws and regulations. In addition, although we believe that we currently comply with the standards prescribed by these laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In that event, we could be liable for any resulting damages, which could exceed our resources and harm our results of operations.

Trade Secrets

According to the Anti-Unfair Competition Law of the PRC, the term “trade secrets” refers to technical information and business information that is unknown to the public, that has utility and may create business interest or profit for its legal owners or holders and that is maintained as secret by its legal owners or holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (a) to obtain the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (b) to disclose, use or permit others to use the trade secrets obtained illegally under item (a) above; or (c) to disclose, use or permit others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses such trade secrets of others, it may be deemed to have committed a misappropriation of others’ trade secrets. The parties being misappropriated may petition for administrative corrections, and competent regulatory authorities may stop any illegal activities and may fine infringing parties in the amount of RMB 10,000 to RMB 200,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits for damages caused due to the misappropriation in a competent PRC court.

The measures to protect trade secrets include oral or written agreements or other reasonable measures to require the employees of, or persons in business contact with, legal owners or holders to keep such trade secrets confidential. As soon as the legal owners or holders request others to keep the trade secrets confidential and adopt reasonable protection measures, the requested persons shall bear the responsibility for keeping the trade secrets confidential.

Other National and Provincial Laws and Regulations in China

We are subject to evolving laws and regulations administered by PRC governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business.

We must comply with numerous state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire-hazard control. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Foreign-Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign-exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local counterparts. Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign-exchange transactions after providing valid commercial documents and, in the case of capital account transactions, only after obtaining approval from SAFE or its local counterparts. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local counterparts and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. Significant international pressure continues to be applied on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE or its local counterparts and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises include:

•	the Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended;

•	the Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended;

•	the Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended; and

•	the Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended.

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other four operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign-exchange registration procedures with the relevant local SAFE branch;

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

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past are required to complete the relevant overseas investment foreign-exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign-exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign-exchange administration regulations.

As a Cayman Islands company and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE or its local counterparts in connection with their investment in us. If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the six PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign-exchange restrictions. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

Regulations on Employee Stock Incentive Plan

According to the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China, or PBOC, on December 25, 2006 and its Implementation Rules issued by SAFE on January 5, 2007, both of which took effect on February 1, 2007, collectively known as the Forex Measures, employee stock-ownership plans or stock-option plans of overseas listed companies in which PRC individuals participate shall be approved by SAFE or its authorized branch before foreign-exchange matters involving these plans can be settled.

On March 28, 2007, SAFE released detailed registration procedures for employee stock-ownership plans or share-option plans to be established by overseas listed companies and for individual plan participants, known as Option Plan Registration Rules. Any failure to comply with the Option Plan Registration Rules may affect the effectiveness of the employee stock-ownership plans or stock-option plans and subject the plan participants, the company offering the plans or the relevant intermediaries, as the case may be, to penalties under the PRC foreign-exchange regime.

Because we are listed on the NYSE, we may be subject to the Forex Measures and Option Plan Registration Rules and we need to be in compliance with the procedures provided therein.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce and the CSRC jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, purports to require an offshore special-purpose vehicle, or SPV, formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Rule to overseas listings of offshore SPVs.

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

Company Law

In October 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law that substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited-liability companies and companies limited by shares.

WXAT is governed by both the PRC Company Law and the WFOE Law and its implementation rules, and the other four operating subsidiaries are governed by both the PRC Company Law and the EJV Law and its implementation rules. The Amended PRC Company Law eliminates a restriction that limits the amount of equity investments that a company could make to a maximum of 50% of such company’s net assets. With the removal of such a restriction, our operating subsidiaries in China may have more flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited-liability companies. As a result, subject to industry limitations, WXAT may acquire 100% of the equity interest in a PRC limited-liability company and become the sole shareholder of such a limited-liability company. The amended PRC Company Law includes requirements about the establishment of a supervisory committee.

Regulations in the United States and Other Jurisdictions

The services that we perform are subject to various regulatory requirements in the United States and other countries designed to ensure the safety, effectiveness, quality and integrity of healthcare products, including pharmaceutical and medical devices. In the United States, the regulations are primarily the Federal Food, Drug and Cosmetic Act and associated regulations regarding GLPand GMP, which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of pharmaceutical and medical device development, testing, manufacturing and record keeping, including personnel; facilities; equipment; control of materials, processes and laboratories; and the packaging, labeling, storage and distribution of products. Noncompliance with GLPs or GMPs by us in a project could result in disqualification of data that we collected. A material violation of GLP or GMP requirements could result in additional regulatory sanctions, imposition of fines and, in severe cases, a mandated closing of our facilities, which could have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

Our laboratories and facilities in the United States are subject to regulation under federal, state and local laws relating to the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials, the surface and air transportation of laboratory specimens and the safety and health of employees. Although we believe that we are currently in compliance in all material aspects with such federal, state and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

The United States Animal Welfare Act, or AWA, governs the care and use of certain species of animals used for research. The U.S. Congress has passed legislation that excludes the use in research of laboratory rats, mice and chickens from regulation under the AWA. As a result, some of our animal-model activities in the United States are not subject to regulation under the AWA. For regulated species, the AWA and attendant animal-care regulations require producers and users of regulated species to provide veterinary care and to utilize specific husbandry practices relating to cage size, shipping conditions, sanitation and environmental enrichment to assure the welfare of these animals. Although we believe that we comply with licensing and registration standards set by the U.S. Department of Agriculture for the care and use of regulated species, failure to comply could subject us to denial of the right to conduct business, fines, penalties and other enforcement actions.

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through five operating subsidiaries in China and one operating subsidiary in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our five operating subsidiaries in China, directly or indirectly, through WuXi AppTec (BVI) Inc., or WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004 under the name WuXi PharmaTech (BVI) Inc., with no significant assets or operations of its own. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding-company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WuXi AppTec Co., Ltd., or WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd., in Wuxi, China. We have four other operating subsidiaries in China in which we hold a combined 100% equity interest, directly and indirectly. In 2002 and 2003, WXAT established two domestic subsidiaries, WASH and STA. WXAT held a 90% equity interest in both WASH (with the remaining 10% equity interest held by Wuxi Century Biology Company) and STA (with the remaining 10% equity interest held by WASH). Through a series of restructurings in 2006, WXAT BVI then acquired a 30% equity interest in both WASH (with the remaining 70% equity interest held by WXAT) and STA (with the remaining 70% equity interest held by WASH), respectively. As a result, WASH and STA were converted from purely domestic companies to equity joint ventures. Following a capital increase in 2008, WXAT BVI’s holdings increased to 48.32% of the equity interest of WASH and 45% of the equity interest of STA, and WXAT’s holdings decreased to 51.68% of the equity interest of WASH and 55% of the equity interest of STA. WXAT BVI wholly owns, directly or indirectly, two additional subsidiaries: (i) WATJ, located in Tianjin, which was established in June 2006 under the name Tianjin PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 45% and 55% equity interests, respectively, and (ii) WASZ, located in Suzhou, which was established in October 2006 under the name Suzhou PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 53.33% and 46.67% equity interests, respectively. We previously had an additional subsidiary in China, Shanghai PharmaTech Chemical Technology Co., Ltd., or SHCT, located in Shanghai. However, SHCT was dissolved in November 2007 due to inactivity.

We undertook a separate restructuring in anticipation of our initial public offering involving a holding company we incorporated in the Cayman Islands on March 16, 2007. This holding company became our ultimate holding company upon completion of a one-for-one share exchange with the existing shareholders of WXAP BVI on June 15, 2007. The exchange was for all shares of equivalent classes that these shareholders previously held in WXAP BVI.

In December 2007, in connection with our acquisition of AppTec, we incorporated two U.S. subsidiaries: (i) Paul (US) Holdco., Inc., or Holdco, a Delaware corporation wholly owned by us, and (ii) Paul Acquisition Corporation, or PAC, a Delaware corporation wholly owned by Holdco. In January 2008, we completed the acquisition of AppTec, whereby PAC merged with and into AppTec Laboratory Services, Inc., or ALS, a Delaware corporation, with ALS continuing as the surviving corporation. Following the acquisition, we changed the name of ALS to WuXi AppTec, Inc., of Holdco to WuXi AppTec Holding Company, Inc., of WXAT BVI, which was originally WuXi PharmaTech (BVI) Inc., to WuXi AppTec (BVI) Inc., and of WXAT, which was originally WuXi PharmaTech Co., Ltd., to WuXi AppTec Co., Ltd.

In 2008, we established four new entities to restructure a loan advanced by WuXi Pharmatech (Cayman) Co. Ltd. as lender to WuXi AppTec Holding Company, Inc., or WXAT Holding, as borrower. All of the entities are directly or indirectly wholly owned by us through WX (BVI) Limited, or WX (BVI), which was incorporated on July 4, 2008. On July 14, 2008, WX (BVI) acquired Kaipara Enterprises Limited, or Kaipara, which was an intermediate holding company incorporated in Cyprus. On July 31, 2008, Kaipara acquired Klivia Investments Sp. z o.o., or Klivia, which was an intermediate holding company incorporated in Poland. On September 16, 2008, Klivia formed Klivia Investments Sp. z o.o., Luxembourg Branch, or Luxembourg Branch. We assigned the loan receivables, including the principal amount of approximately $75 million and all the interests under the promissory note by and between WuXi Pharmatech (Cayman) Co. Ltd and WXAT Holding, dated as of January 28, 2008, down through WX (BVI), Kaipara, Klivia and finally allocated to Luxembourg Branch.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries as of the date of this annual report on Form 20-F:

D. Property, Plant and Equipment

We currently conduct most of our laboratory and manufacturing activities at these sites:

•

A 782,000 square-foot R&D center at the Waigaoqiao Free Trade Zone in Shanghai, primarily for laboratory services. We own approximately 400,000 square feet of facilities at Waigaoqiao, part of which was financed with a three-year mortgage loan in the amount of RMB30 million from China Construction Bank. We paid back the loan in full on April 22, 2009. We lease the remaining facilities in Waigaoqiao under several leases with varying terms. This 782,000 square-foot R&D center includes a 22,000 square-foot cGMP pilot laboratory facility focused on formulation development and pharmaceutical manufacturing for Phase 1 to 2 clinical trials.

•

A 253,000 square-foot R&D facility in Tianjin, mainly focused on our discovery-chemistry services. The facility includes (1) a 136,000 square-foot facility, the lease for which expires in 2017; and (2) a

117,000 square-foot facility that is under renovation, the lease for which expires in 2012. We expect that the renovated facility will begin operations in the third quarter of 2009.

•

A 293,000 square-foot manufacturing plant in the Jinshan Chemical Industry Development Zone of Shanghai, mainly focused on producing advanced intermediates and APIs, which we own. The plant includes (1) a 71,000 square-foot development-stage small-scale manufacturing facility and (2) a 222,000 square-foot large-scale manufacturing facility. We are currently testing and validating the large-scale manufacturing facility and expect to open a portion of it in the fourth quarter of 2009.

•	An 18,000 square-foot preclinical drug safety evaluation facility in Suzhou. The lease for this facility expires in 2011. We plan to continue using this facility for our non-GLP services.

•

A 314,000 square-foot GLP safety evaluation center in Suzhou. This new facility, which we own, is expected to focus primarily on non-clinical toxicology research. We have completed its construction, and we expect to open this facility in the second half of 2009 for non-GLP toxicology and to begin to offer GLP toxicology studies by mid-2010. The total capital expenditures of this facility will be approximately $40 million. We have financed construction of the facility from our cash generated from operations and short-term bank loans.

•

An 82,000 square-foot FDA-registered and AAALAC-accredited R&D and manufacturing center in St. Paul, Minnesota, mainly focused on in vitro and in vivo biocompatibility, toxicology and process development services and cGMP manufacturing for tissue-based products for medical device companies. The lease for this facility expires in 2019.

•

A 75,000 square-foot FDA-registered R&D and testing center in Philadelphia, Pennsylvania, mainly focused on cell biology, cell therapy, cell banking, molecular biology, virology, analytical services and viral-clearance studies. Approximately 19,000 square feet had been used in the biologics manufacturing operation, which was discontinued in December 2008. The space is available for future growth. The lease for this facility expires in 2017.

•

A 51,000 square-foot FDA-registered testing center in Atlanta, Georgia, mainly focused on microbiology, medical device chemistry, sterilization validation and package testing. A lease covering 46,000 square feet expires in 2013. A lease covering 5,000 square feet expires in 2009. We plan to extend this lease.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3.A, “Key Information—Selected Financial Data” and our audited financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. See “Introduction—Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D, “Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cost of pharmaceutical and medical-device R&D by providing cost-effective and efficient outsourcing solutions.

We group our operations into two segments: laboratory services and manufacturing services. Until January 2008, our laboratory services segment focused entirely on helping our customers discover and develop small-molecule pharmaceuticals through our services in discovery chemistry, medicinal chemistry, service biology, toxicology, formulation and bioanalytical and analytical services. Our manufacturing services segment focused on producing advanced intermediates and APIs for small-molecule pharmaceuticals used by our customers in clinical testing. With the AppTec acquisition in January 2008, we expanded our laboratory services segment to include biopharmaceutical and medical device testing, and we expanded our manufacturing services segment to include biologics manufacturing. In December 2008, we discontinued the biologics manufacturing operation because the global financial crisis and resulting deterioration in credit markets had negatively impacted the ability of our biotechnology customers to obtain financing and led them to conserve their cash and cut back substantially on their manufacturing activities. Our biologics-manufacturing business was not profitable in 2008 and it had no reasonable prospects for becoming profitable under the current economic environment. We present the biologics manufacturing operation as discontinued operations in our consolidated statements of operations located elsewhere in this annual report on Form 20-F.

In 2008, the majority of our laboratory services revenues came from discovery-chemistry and medicinal-chemistry services, which continued to achieve strong revenue growth. We expanded our capabilities and developed a broader and more integrated range of services throughout the drug R&D process. Newer services, such as service biology, DMPK/ADME, bioanalytical services, process R&D, formulation and analytical-development services, while representing a minority of laboratory services revenues, grew at a high rate. Customers for our more established chemistry services were tapped for our newer, downstream services. We saw increasing demand from our existing and new customers for integrated services. Relationships with our customers have evolved from single transactions to preferred-provider relationships, partnerships and strategic alliances.

Our current customers include all of the world’s ten largest pharmaceutical companies, as measured by 2008 pharmaceutical-only revenues, as well as other large and small pharmaceutical, biotechnology and medical device companies. In 2008, we provided services to more than 800 pharmaceutical, biotechnology and medical device customers, many of whom have presented us with awards for our performance and continue to contract us to do R&D projects with broader scope. Each of the company’s top ten customers over the last four years continues to be a customer. The AppTec acquisition by WuXi PharmaTech expanded the customer base with more than 700 biotechnology and medical device companies.

We intend to focus on expanding our service offerings to drive business growth, particularly in laboratory services, toxicology and manufacturing. Our capital expenditures were $41.0 million and $64.0 million in 2007 and 2008, respectively, and were mainly incurred to expand our laboratories and to construct a large-scale GMP manufacturing facility in Jinshan, a toxicology facility in Suzhou and other laboratory service facilities. We expect to make $50-$60 million of capital expenditures in 2009, mainly to upgrade and expand our laboratory services facilities and equipment and to complete both the Jinshan large-scale manufacturing facility and the Suzhou toxicology facility. We expect the new Jinshan and Suzhou facilities to begin generating meaningful revenues in 2010. We plan to increase our headcount in all three of these areas–laboratory services, toxicology and manufacturing services–during 2009 to meet expected growth in demand.

Our net revenues increased from $69.9 million in 2006 to $135.2 million in 2007 and $253.5 million in 2008, representing a two-year 90% compound annual growth rate. Growth in total net revenues from 2007 to 2008 was 87% with the AppTec acquisition, or 45% excluding the AppTec acquisition. Our historical growth is attributable primarily to new capabilities, a larger customer base, more and larger revenue per customer and an increasing number of long-term, integrated customer-service contracts.

Our gross margins were 49.1% in 2006, 46.5% in 2007 and 38.0% in 2008. The decline in our gross margins in 2007 was mainly due to the appreciation of the Renminbi relative to the U.S. dollar, Appreciation of the Renminbi, the currency in which we incur most of our expenses, in relation to U.S. dollar, the currency in which we incur most of our revenues, pressures our margins if not adequately hedged. The decline in our gross margins in 2008 was mainly due to the appreciation of the Renminbi relative to the U.S. dollar; continuing investment in newer services, including toxicology, that did not generate, and were not expected to generate, meaningful revenues; the acquisition of AppTec, which had lower margins than our other businesses and had expenses from the amortization of acquired intangible assets of $11.2 million in 2008 as a result of the acquisition; and the larger contribution of manufacturing services revenue, which had a lower gross margin than that of laboratory services.

We expect our new large-scale manufacturing and toxicology businesses to contribute significantly to our revenues, gross profit and net income in the coming years. Large-scale manufacturing will operate downstream from, and attempt to attract customers from, our existing clinical-trial manufacturing business. While we expect that the large-scale manufacturing business will reduce our overall gross margins, we expect it to increase profit contribution. The new toxicology business is expected to benefit from significant cost advantages versus competing operations in the United States and Europe. As with our other businesses, the customer base for toxicology services will come from our existing customer base who have already been using our laboratory and manufacturing services. We expect overall company gross margins will be negatively impacted in 2009 and the first half of 2010 by the toxicology business, as we incur expenses in building capabilities, while meaningful revenues are not expected until we begin offering GLP toxicology services in mid-2010.

Our net income increased from $8.9 million in 2006 to $33.9 million in 2007, driven by strong revenue growth. In 2008, we had a net loss of $64.2 million in 2008 due mainly to impairment charges of $60.5 million relating to the continuing AppTec business and $49.6 million relating to the discontinued biologics- manufacturing operations, both related to deteriorating economic conditions among our biotechnology customers and small medical device customers.

We determined that an indication of potential goodwill and long-lived asset impairment existed as a result of a significant decrease in our market capitalization during the fourth quarter of 2008, due in large part to the general economic downturn and its impact on the future of our biologics manufacturing business and the biologics and medical device testing services business. We revaluated the long-term cash flow projections of these businesses in light of the significant decline in new purchase orders commencing in the fourth quarter of 2008. We recorded an impairment charge of $60.5 million related to goodwill and acquired intangible assets of the continuing AppTec business. On December 2, 2008, we announced the discontinuation of our biologics-manufacturing operations. We therefore reflect our biologics-manufacturing financial results in “Discontinued Operations.” We recorded a loss from discontinued operations, net of tax, of $49.3 million in 2008, including a pre-tax impairment charge of $49.6 million. See “—Critical Accounting Policies—Impairment of Long-Lived Assets and Goodwill.”

Net Revenues

Our net revenues represent our total revenues from operations, less sales taxes. We generated most of our net revenues over the last three years from U.S.-headquartered customers, with most of the remaining revenues coming from customers based in Europe and Japan. We generate very limited revenues from customers based in China. Most of our revenues came from pharmaceutical companies, with the remainder mainly coming from biotechnology and medical-device companies. We expect the composition of this customer base to continue in 2009.

Laboratory Services Segment

Laboratory services are composed of discovery chemistry, discovery biology, DMPK/ADME, toxicology, process R&D, formulation, bioanalytical, biologics testing, medical device testing and development, and other related contract R&D services.

We derived about 41% of our total company revenues and 50% of laboratory services revenue in 2008 from full-time-equivalent, or FTE, contracts. In FTE contracts, we provide a dedicated team of scientists for a specific customer’s needs for an extended period of time. The customer pays us at a fixed rate per FTE and generally incurs the cost of materials. FTE contracts generally range from a few months to a few years, are renewable and adjustable annually, and can be cancelled with 30-90 days’ notice. Historically, very few FTE contracts have been cancelled. While our per-FTE fixed rate has remained relatively stable in recent years, our underlying labor costs per scientist have increased in line with overall increases in labor costs, creating moderate margin pressures. We have derived a growing portion of our laboratory services revenues from FTE-based services, as the experience and continuity of service of our FTE employees and our strict protection of IP rights have been attractive to our customers. However, we expect FTE-based revenues to decrease as a percentage of laboratory services revenues over time as we expand into areas more typically handled by fee-for-service contracts, such as toxicology, DMPK/ADME and bioanalytical services.

We derived about 59% of our total company revenues and 50% of laboratory services revenue in 2008 from conventional fee-for-service contracts contracted through purchase orders. Revenues from these services are typically contingent on successful delivery of a service. Fee-for-service contracts are of varying lengths but are generally much shorter in duration and more variable from period to period in revenue generation than FTE contracts. We expect revenues from our discovery-chemistry services, DMPK/ADME, bioanalytical services, process R&D, formulation and analytical services to increase in 2009 compared to 2008, but at a slower pace than 2008 compared to 2007.

Manufacturing Services Segment

We derive our manufacturing services revenues from China-based manufacturing of advanced intermediates and APIs for use by our customers in clinical trials. We discontinued our U.S.-based biologics-manufacturing business in December 2008. We generate all of our manufacturing services revenues on a fee-for-service basis. Manufacturing services revenues increased significantly in 2007 and 2008, particularly from a single project for one customer that accounted for a large portion of that segment’s revenues in those years. Our manufacturing services revenues tend to be highly variable due to the relatively small size of this segment, the varying size of projects, the unpredictable delivery requirements of our customers and changing economic conditions. We expect manufacturing services revenues to decline in 2009 versus 2008 due to the non-recurrence of the large project that increased revenues in 2007 and 2008, as well as weakened demand due to global economic conditions and delayed decision making by our pharmaceutical and biotechnology customers.

Cost of Revenues

Laboratory Services Segment

Cost of laboratory services segment revenues consists primarily of (i) labor costs, including salaries, bonuses and other benefits, for employees who provide laboratory services, (ii) raw material costs, including catalysts, reagents, solvents, animals, biological products and laboratory supplies and (iii) overhead, including fixed-asset depreciation, intangible-asset amortization, utilities and salaries and benefits of employees and expenses associated with support functions, such as the health, safety, environmental protection, quality assurance and logistics.

We expect headcount to increase approximately in proportion to our revenue growth as we expand to meet anticipated growth. We also expect that rising per-capita labor costs in China will increase our near-term labor costs as a percentage of laboratory services segment net revenues, partially offset by improved employee efficiency and operating efficiency. We expect raw-material costs to increase in absolute terms due to increased net revenues and RMB appreciation. However, we expect near-term raw-materials costs as a percentage of laboratory services segment net revenues to remain relatively stable due to steps we are taking to control raw-materials costs, such as improving raw-material usage efficiencies and taking advantage of economies of scale. We expect near-term overhead costs to increase substantially in absolute terms and as a percentage of laboratory services net revenues as we expand our facilities, purchase new equipment and increase the size of our supporting staff to satisfy future business needs. However, we expect the improvement of our laboratory facility utilization and benefit from economies of scale will partially offset the increase in overhead expenses.

We expect to open the Suzhou toxicology facility in stages, beginning with relatively small sections in the second half of 2009. Labor, material and overhead expenses will build over time at this facility as we open larger sections based on demand.

Cost of laboratory services segment revenues also includes an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform and allocated amortization of acquired intangible assets related to the AppTec acquisition. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Manufacturing Services Segment

Cost of manufacturing services revenues consists primarily of (i) the cost of raw materials used in manufacturing, (ii) overhead, consisting primarily of facility depreciation and the costs of our quality control, quality assurance and R&D departments, and (iii) labor costs, consisting of salaries and benefits of employees who provide manufacturing services. We expect the cost of manufacturing services revenues to increase as demand for clinical-trial manufacturing services recovers and as we open our large-scale manufacturing business. We plan to open the large-scale manufacturing facilities in stages, beginning in the fourth quarter of 2009, and to record depreciation in accordance with the staged opening. Cost of manufacturing services revenues also includes an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Periodic changes in our gross profit and gross margin are primarily driven by our service mix and pricing, as well as exchange-rate fluctuations. Gross profit and gross margin have been reduced by amortization expenses related to the acquired intangible assets from the AppTec acquisition. We expect gross margin to be negatively impacted in 2009 by lower volume in the small-scale manufacturing business and by investments in new staff for the laboratory services, toxicology and large-scale manufacturing businesses. These adverse effects will be partially offset by cost-control efforts, growth in higher-margin businesses, increasing capacity utilization at our facilities and continuing improvement in operational efficiencies.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and impairment charges.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, bonuses, commissions and other benefits of our sales and business-development personnel and promotional activities and tradeshow expenses. We expect that selling and marketing expenses will grow from our efforts to increase market penetration and drive revenue growth in the years to come.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salaries, bonuses and other benefits for senior management and all employees in our administration departments, including finance, human resources, the executive office, site administration, legal, information technology and public/investor relations and (ii) legal, consulting and auditing fees. In certain periods, general and administrative expenses are partially offset by government cash subsidies for our general use that are awarded at the discretion of local Chinese authorities. General and administrative expenses also include an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

In recent years, general and administrative expense increased as we hired additional senior executives to manage an expanding business. Also, since our initial public offering, we have incurred costs related to compliance with U.S. securities law reporting, including compliance with Section 404 of the Sarbanes-Oxley Act. However, as a percentage of revenues, we expect general and administrative expenses to slightly decrease due to cost control and economies of scale.

Impairment Charges

We test the carrying amounts of goodwill and acquired intangible assets on our balance sheet and record any necessary adjustments in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” and of fixed assets and other long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In December 2008, we recorded impairment charges of $60.5 million related to goodwill and acquired intangibles of the continuing AppTec operations, and recorded impairment charges of $49.6 million related to goodwill, fixed assets and acquired intangibles of the discontinued AppTec operations.

Other Income, Net

Other income, net consists primarily of government subsidies and rental income derived from leasing excess office space, net foreign-exchange gains or losses, and gains or losses recognized on foreign exchange forward contracts.

Interest Expense

Interest expense consists of interest on bank loans.

Interest Income

Interest income consists of income earned on cash and cash equivalents, restricted cash and short-term investments.

Taxes and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our intermediate offshore holding company, WuXi AppTec BVI, was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, WXAT BVI is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

United States

WuXi AppTec Holding Company, Inc. and WuXi AppTec, Inc. are registered in Delaware. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 4% to 7%. AppTec enjoys an exemption in the state of Pennsylvania. As a result, the combined state tax rate is estimated to be approximately 1% to 2%. As of December 31, 2008, AppTec had federal and state net operating losses of $33.4 million and $20.3 million, respectively, which we expect to be available to offset future U.S. taxable income.

China

Before January 1, 2008, China had a dual tax system that contained one set of tax rules for PRC domestic enterprises and one for foreign investment enterprises, or FIEs. Though both domestic enterprises and FIEs were subject to the same income-tax rate of 33%, there were various preferential tax treatments that were generally only available to FIEs, and as a result the effective tax rates of FIEs were generally lower than those of domestic enterprises.

All of our PRC subsidiaries were FIEs that were eligible to receive preferential tax treatment in the form of reduced tax rates and/or tax holidays pursuant to certain PRC tax laws and regulations effective before January 1, 2008. WXAT was an FIE engaged in manufacturing businesses with a business term of over ten years and located in the Wuxi Taihu National Tourist Resort Zone. As such, its head office was granted a two-year exemption from enterprise income tax beginning from its first profitable year and a 12% enterprise income tax rate for the subsequent three years, followed by a three-year 12% tax rate as long as it continues to qualify as an “advanced technology enterprise with foreign investment.” The Shanghai branch of WXAT located in Shanghai Waigaoqiao Free Trade Zone was granted a two-year exemption from enterprise income tax beginning from its first profitable year and a 7.5% enterprise income tax rate for the subsequent three years, followed by a three-year 10% tax rate as long as WXAT continues to qualify as an “advanced technology enterprise with foreign investment.” WASH was an FIE engaged in manufacturing businesses with a business term of over ten years and located in the Shanghai Waigaoqiao Free Trade Zone. As such, it is entitled to a two-year exemption from enterprise income tax beginning from its first profitable year and a 7.5% enterprise income tax rate for the subsequent three years. Subject to confirmation by local tax bureaus, STA, WATJ and WASZ are entitled to reduced tax rates and/or tax holidays.

China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor law. The New EIT Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007, to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Therefore, as enterprises established prior to the promulgation of the New EIT Law, WASH, STA, WATJ and WASZ are still entitled to their preferential tax treatment, which shall also be subject to the transitional phase-out rules. In addition, based on the new tax law, an enterprise that is entitled to preferential treatment in the form of enterprise income-tax reduction or a tax-holiday exemption, but that has not been profitable and, therefore, has not enjoyed such preferential treatment, was required to begin its tax-holiday exemption in the same year that the new tax law goes into effect, i.e., 2008. As such, certain subsidiaries have begun their tax-holiday exemption in 2008 even though they were not yet cumulatively profitable at that time.

The New EIT Law and its implementing rules permit certain “high and new technology enterprises,” or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were designated by the local provincial Municipal Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore, WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as HNTEs. WASH, STA and WATJ, however, will not adopt HNTE policy until the transitional periods of the new EIT law expire, as the tax rates under the transitional periods are lower than 15%, the tax rate under HNTE incentive tax policy. WXAT started to enjoy the HNTE policy from 2008. It is uncertain whether WASH, STA and WATJ can choose to enjoy the preferential income tax rate of 15% as an HNTE once the transitional periods of the new EIT law expire. In addition, the continued qualification of an HNTE will be subject to annual evaluation and a three-year review by the relevant government authority in China. If either or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

Because we are a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries described above. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for purposes of PRC enterprise income tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax arrangement. We expect that such 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries, but that this treatment will depend on our status as a non-resident enterprise. For a detailed discussion of PRC tax issues related to resident enterprise status, see Item 3.D. “Key Information—Risk Factors—Risks Relating to China—Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” We do not intend to declare dividends for the foreseeable future.

Since inception, we have enjoyed either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for them and is subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives. See Item 3.D., “Key Information—Risk Factors—Risks Relating to China—The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.”

Our effective tax rate was 4.3% in 2006 and 4.2% in 2007, when we only had operations in China, and 21.2% in 2008, when we had operations in both China and the United States.

Results of Operations

After the close of the acquisition of AppTec on January 31, 2008, we began consolidating AppTec’s financial results with those of WuXi PharmaTech. Our 2006 and 2007 financial results reflect our historical China-based business only. The following table presents a summary of our consolidated results of operations by amount and as a percentage of our total net revenues for the years ended December 31, 2006, 2007 and 2008. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Our historical operating results are not necessarily indicative of our future results

	Year Ended December 31,
	2006		2007		2008
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(in millions of U.S. dollars)
Net revenues	$69.9	100.0%	$135.2	100.0%	$253.5	100.0%
Cost of revenues	(35.6)	50.9	(72.3)	53.5	(157.1)	62.0

Gross profit	34.3	49.1	62.9	46.5	96.4	38.0
Operating expenses:
Selling and marketing expenses	(1.9)	2.6	(2.4)	1.8	(7.4)	2.9
General and administrative expenses	(22.3)	31.9	(30.3)	22.4	(49.4)	13.5
Impairment charges					(60.5)	23.9

Total operating expenses	(24.2)	34.5	(32.7)	24.2	(117.3)	46.3

Other income, net	*	*	2.4	2.0	1.1	0.4
Interest expense	(1.1)	1.6	(1.2)	0.9	(1.4)	0.5
Interest income	0.3	0.3	4.0	3.0	2.3	0.9
Income tax (expense) benefit	(0.4)	0.6	(1.5)	1.1	4.0	1.6
Net income (loss)(1) from continuing operations	8.9	12.7%	33.9	25.1%	(14.9)	(5.9)%
Loss from discontinued operations, net of tax	—	—	—	—	(49.3)	—
Net income (loss)	$8.9	12.7%	$33.9	25.1%	$(64.2)	—

(1)

Includes total share-based compensation charges of $8.4 million in 2006, $10.7 million in 2007 and $13.0 million in 2008 and amortization of intangible assets acquired in the AppTec acquisition of $11.2 million in 2008.

*	Less than $50,000 or 0.1%

Comparison of 2006, 2007 and 2008 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2006, 2007 and 2008:

	Year Ended December 31,
	2006		2007		2008
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$59.8	85.6%	$102.4	75.7%	$205.0	80.9%
Manufacturing services	10.1	14.4	32.8	24.3	48.5	19.1

Total net revenues	$69.9	100.0%	$135.2	100.0%	$253.5	100.0%

Our net revenues increased from $69.9 million in 2006 to $135.2 million in 2007 and $253.5 million in 2008, or 93% and 87%, respectively, primarily due to an increase in the number of customers and the scope of services we provided, particularly in our laboratory services segment, from both organic growth and the AppTec acquisition. Excluding the AppTec Acquisition, 2008 total net revenues increased 45% compared to 2007. 2008 revenues reflected approximately 11 months of revenues of AppTec, which we acquired on January 31, 2008. It does not include revenues from AppTec’s biologics-manufacturing business, which was discontinued in December 2008, with all revenues classified as discontinued operations. Our average revenues per top ten customer increased from $4.8 million in 2006 to $10.0 million in 2007 and $13.8 million in 2008.

Laboratory Services Segment Net Revenues

	Year Ended December 31,
	2006		2007		2008
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Full-time-equivalent revenue	$43.9	73.4%	$71.6	69.9%	$103.2	50.3%
Fee-for-service revenue	15.9	26.6	30.8	30.1	101.8	49.7

Total laboratory services revenues	$59.8	100.0%	$102.4	100.0%	$205.0	100.0%

Net revenues from our laboratory services segment increased from $59.8 million in 2006 to $102.4 million in 2007 and $205.0 million in 2008, or 71.3% and 100.0%, respectively. Excluding the AppTec acquisition, 2008 revenues were $147.3 million, a 43.8% organic increase over 2007. Revenue from full-time-equivalent-based, or FTE-based, services grew from $43.9 million in 2006 to $71.6 million in 2007 and $103.2 million in 2008, or 63.1% and 44.1%, respectively. Revenues from fee-for-service-based, or FFS-based, contracts increased from $15.9 million in 2006 to $30.8 million in 2007 and $101.8 million in 2008, or 93.7% and 230.5%, respectively. Laboratory services revenue growth for both FTE and FFS business in 2007 was primarily related to increased demand for our discovery-chemistry services, which represented the majority of laboratory services segment revenues; and rapid growth in newer services such as DMPK/ADME, bioanalytical services and process R&D. Laboratory services segment revenue growth in 2008 was attributable to this organic growth from increased volume and the AppTec acquisition.

Manufacturing Services Segment Net Revenues

Net revenues from our manufacturing services segment increased from $10.1 million in 2006 to $32.8 million in 2007 and $48.5 million in 2008, or 224.8% and 47.6%, respectively. The increases in manufacturing services revenues in both 2007 and 2008 were due to a single project that produced a large portion of manufacturing services segment revenues in each year, and the growing number of smaller projects to manufacture APIs and advanced intermediates for other customers.

Cost of Revenues

The following table presents cost of revenues by segment for 2006, 2007 and 2008:

	Year Ended December 31,
	2006		2007		2008
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$26.5	74.5%	$52.4	72.5%	$124.7	79.4%
Manufacturing services	9.1	25.5	19.9	27.5	32.4	20.6

Total cost of revenues	$35.6	100.0%	$72.3	100.0%	$157.1	100.0%

Our total cost of revenues increased from $35.6 million in 2006 to $72.3 million in 2007 and $157.1 million in 2008, or 103.1% and 117.2%, respectively.

Laboratory Services Segment Cost of Revenues

Cost of revenues for the laboratory services segment increased from $26.5 million in 2006 to $52.4 million in 2007 and $124.7 million in 2008, or 97.7% and 138%, respectively, driven by strong revenue growth in discovery chemistry, DMPK/ADME, bioanalytical services and, in 2008, by the AppTec acquisition. Cost of revenues as a percentage of net revenues was 44.3% in 2006, 51.2% in 2007 and 60.8% in 2008. Cost of revenue increased as a percentage of revenues in 2007 compared to 2006 due to increased labor and overhead costs in China and appreciation of the Renminbi relative to the U.S. dollar. Cost of revenue increased as a percentage of revenues in 2008 compared to 2007 due to these factors and inclusion in 2008 of the AppTec business, which had higher cost of revenues as a percentage of revenues and recording $11.2 million of amortization expenses related to acquired intangible assets.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the manufacturing services segment increased from $9.1 million in 2006 to $19.9 million in 2007 and $32.4 million in 2008, or 118.7% and 62.8%, respectively, driven by revenue growth. Cost of revenues as a percentage of net revenues was 89.6% in 2006, 60.7% in 2007 and 66.8% in 2008, respectively. The decrease in cost of revenues as a percentage of revenues in 2007 compared to 2006 was due to economies of scale. The increase in cost of revenues as a percentage of revenues in 2008 compared to 2007 was due to unfavorable project mix in 2008, driven primarily by projects with higher raw-material costs.

Gross Profit and Gross Margin

Our gross profit increased from $34.3 million in 2006 to $62.9 million in 2007 and $96.4 million in 2008, or 83.4% and 53.3%, respectively. The increases were due to increased revenues for both of our business segments, particularly the laboratory services segment. Overall gross margin decreased from 49.1% in 2006 to 46.5% in 2007 and 38.0% in 2008. Gross margin for our laboratory services segment decreased from 55.7% in 2006 to 48.8% in 2007 and 39.2% in 2008. The decrease in gross margin in 2007 was primarily due to appreciation of the Renminbi relative to the U.S. dollar, increased depreciation from investment in laboratory facility expansion and equipment and an increase in scientific staff. The decrease in 2008 was primarily due to the acquisition of AppTec, which had a lower gross margin than our other businesses due to higher labor and overhead costs as a percentage of revenues. In addition, the amortization of acquired intangible assets recorded as part of the AppTec acquisition also negatively impacted our gross profit by $11.2 million. The downward pressure on laboratory services gross margin was partially offset by improved laboratory facility utilization, cost control and economies of scale.

Gross margin for our manufacturing services segment increased from 10.4% in 2006 to 39.3% in 2007 and decreased to 33.1% in 2008. The increase in gross margin in our manufacturing services segment in 2007 was primarily due to economies of scale and increased capacity utilization at our Jinshan facility. The gross margin decrease in 2008 reflected unfavorable project mix in 2008, with more projects that had high raw-material costs.

Operating Expenses

Our total operating expenses increased from $24.2 million in 2006 to $32.7 million in 2007 and $117.3 million in 2008, or 35.1% and 259.0% growth, respectively. Operating expenses as a percentage of net revenues were 34.5% in 2006, 24.2% in 2007 and 46.3% in 2008. The increase in operating expenses in 2007 was primarily due to expanding support functions to meet growing demand, although we were able to reduce the ratio of operating expenses to revenues through economies of scale. The increase in operating expenses in 2008 was primarily due to a $60.5 million impairment charge related to continuing AppTec operations.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $1.9 million in 2006 to $2.4 million in 2007 and $7.4 million in 2008. Selling and marketing expenses as a percentage of net revenues declined from 2.6% in 2006 to 1.8% in 2007 and increased to 2.9% in 2008. The increase in selling and marketing expenses in 2007 was primarily due to increased investment in these functions to spur increased demand, although the company was able to reduce the ratio to revenues through economics of scale. The increase in selling and marketing expenses in 2008 was primarily due to the acquisition of AppTec and its sales force. Because AppTec customers are greater in number and smaller in size than our historical customers, AppTec’s selling and marketing expenses are much higher as a percentage of revenues than those of our other businesses.

General and Administrative Expenses

Our general and administrative expenses increased from $22.3 million in 2006 to $30.3 million in 2007 and $49.4 million in 2008, or 35.9% and 62.9%, respectively. The increase in general and administrative expenses in 2007 was primarily due to (i) increased senior management and administrative employee headcount and associated expenses, (ii) leasing expenses, which are attributable to increased employee transportation and housing expenses as a result of the increase in our employee base and (iii) professional services expenditures, such as auditing, legal, consulting and insurance expenses, as a result of our initial public offering. The increase in G&A expenses in 2008 was primarily due to increased senior management headcount and associated travel and leasing expenses and the AppTec acquisition. Our general and administrative expenses also included an allocation of our share-based compensation charges of $7.9 million, $8.6 million and $10.0 million in 2006, 2007 and 2008, respectively. Our general and administrative expenses were partially offset by government grants of $0.9 million, $0.3 million and $1.5 million in 2006, 2007 and 2008, respectively. General and administrative expenses as a percentage of net revenues were 31.9%, 22.4% and 19.5% in 2006, 2007 and 2008, respectively, as we achieved economies of scale.

Impairment Charges

In December 2008, we recorded impairment charges of $60.5 million related to goodwill and acquired intangibles of the continuing AppTec operations. See “—Critical Accounting Policies—Impairment of Long-Lived Assets and Goodwill.”

Other Income, Net

Other income, net, increased from nil in 2006 to $2.4 million in 2007 and decreased to $1.1 million in 2008, primarily due to gains from foreign-exchange forward contracts.

Interest Expense

Interest expense was $1.1 million in 2006, $1.2 million in 2007, and $1.4 million in 2008. Interest expense in 2006 and 2007 primarily consisted of our financing arrangement for our primary facility in the Waigaoqiao Free Trade Zone in Shanghai. We cancelled the financing arrangement in March 2006 and fully repaid the indebtedness in June 2007. Interest expense in 2008 was primarily related to the AppTec acquisition, as we assumed that entity’s bank borrowings and revolving lines of credit.

Interest Income

Interest income increased from $0.3 million in 2006 to $4.0 million in 2007 and decreased to $2.3 million in 2008. The increase in 2007 was primarily due to the increases in interest earned on increased balances of cash and cash equivalents, restricted cash and short-term investments. The decrease in 2008 was due to lower cash balances after the AppTec acquisition in January 2008.

Income Tax (Expense) Benefit

Income tax expense was $0.4 million in 2006 and $1.5 million in 2007, and we had an income tax benefit of $4.0 million in 2008. The increased tax expense in 2007 related to higher pretax income driven by strong sales growth. The tax benefit in 2008 mainly related to the pretax loss largely attributable to impairment charges relating to continuing AppTec operations. Our effective tax rate decreased slightly from 4.3% in 2006 to 4.2% in 2007 and increased to 21.2% in 2008. The higher rate in 2008 was mainly driven by the higher income tax rate from AppTec operations and higher income tax rates from WASH and WXAT.

Income (Loss) from Continuing Operations

Income from continuing operations was $8.9 million in 2006 and $33.9 million in 2007 and a loss of $14.9 million in 2008. This included total share-based compensation charges of $8.4 million in 2006, $10.7 million in 2007 and $13.0 million in 2008.

Loss from Discontinued Operations

On December 2, 2008, the Company announced the discontinuation of its biologics-manufacturing operation. As a result, this line of business has been treated as a discontinued operation in the financial statements. We recorded a net loss from discontinued operations of $49.3 million in 2008. This included (a) revenues of $8.3 million; (b) cost of revenues of $19.6 million, which included $3.8 million of inventory write-off, $2.4 million of amortization of intangible assets, $1.6 million of severance costs; and $11.8 million of cost of labor, facilities and manufacturing overhead, (c) operating expenses of $50.4 million, which included a pre-tax impairment charge of $49.6 million, and (d) tax benefit of $12.4 million.

Net Income (Loss)

As a result of the significant impairment charges in both continuing and discontinued operations, we realized a net loss of $64.2 million in 2008 compared to net income of $33.9 million in 2007 and $8.9 million in 2006.

Income (Loss) Attributable to Holders of Ordinary Shares, Basic and Diluted

In 2006 and 2007, we incurred deemed dividends on our preference shares because they included a beneficial conversion feature and we sold preference shares to investors with a fair value significantly in excess of the cash purchase price. The decision to sell the preference shares at a discount was made in part in recognition of terms stemming from negotiations with the investors that began in 2004. These deemed dividends totaling $43.3 million and $7.6 million in 2006 and 2007, respectively, resulted in reducing aggregate net income available to ordinary shares—basic to a loss of $35.1 million in 2006 and a gain of $21.7 million in 2007. The aggregate net income available to ordinary shares—diluted was a loss of $35.1 million in 2006 and a gain of $27.3 million in 2007. See “—Deemed Dividend on Issuance of Preference Shares” below and note 11 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of assets and liabilities, contingent assets and liabilities and net revenues and expenses, among other things. We periodically evaluate these estimates and assumptions based on available information, our historical experiences and other factors that we deem to be relevant. As our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from our expectations. This is especially true with accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Acquisitions

Our consolidated financial statements reflect an acquired business after the completion of the acquisition. We account for acquired businesses using the purchase method of accounting, which requires that most assets acquired and liabilities assumed be recorded at the date of acquisition at their fair values. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. There are several methods that can be used to determine fair value. For intangible assets, we typically use the income method. This method starts with our forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash-flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include:

•	amount and timing of projected future cash flows;

•	amount and timing of projected costs to develop commercially viable products and services;

•	discount rate selected to measure the risks inherent in the future cash flows; and

•

assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of (i) any technical, legal, regulatory or economic barriers to entry and (ii) expected changes in standards of practice for indications addressed by the asset.

Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Impairment of Goodwill

Goodwill is recorded as the excess of the cost of an acquisition over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but is reviewed for impairment in accordance with SFAS 142. We determined that an indication of potential goodwill and long-lived asset impairment existed as a result of a significant decrease in our market capitalization during the fourth quarter of 2008, due in large part to the general economic downturn and its negative impact on the future of our biologics manufacturing and biologics and medical device testing services business. We revaluated the long-term cash flow projections of these businesses in light of the significant decline in new sales orders beginning in the fourth quarter of 2008. As a result of the analysis, in November 2008 our board of directors approved the closure of the Philadelphia biologics-manufacturing operation due to this business’s poor outlook and in order to prioritize resources to other areas of our global businesses. These global strategy decisions in the fourth quarter of 2008 further impacted the future cash flow projection of our biologic and medical device testing services. Therefore, we recognized impairment charges of goodwill and acquired intangible assets in the fourth quarter of 2008.

The annual goodwill impairment test adopted the two-step approach as detailed in SFAS 142. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. We determined the fair value of each reporting unit, with reference to a third-party valuation, using expected present value of future cash flows. The key assumptions used in the calculation included the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. As a result of this analysis, a goodwill impairment of $42.0 million was recorded in the fourth quarter of 2008 for the continuing operations of AppTec. In addition, an impairment charge of $29.6 million was recorded in the loss from discontinued operations in the fourth quarter of 2008 for the discontinuation of the biologics-manufacturing operation.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

Fair value of the long-lived intangible assets was determined by the Company, with reference to a third-party valuation, based on the excess earnings method, a method within the income approach whereby the value of an intangible asset is captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess earnings approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market. Fair value of the long-lived tangible assets was determined based on estimated selling price less cost to sell.

For the year ended December 31, 2008, we recorded an impairment of acquired intangibles related to continuing operations of $18.5 million, and an impairment of $20.0 million related to discontinued operations, of which $5.8 million was for acquired intangible assets and $14.1 million was for property, plant and equipment.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds.

For laboratory services provided on a fee-for-service or project basis, we recognize revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report. Revenues for a long-term testing project are recognized pro rata over the expected period of the project.

For laboratory services provided on a full-time-equivalent basis, or FTE based contracts, the customer pays a fixed rate per FTE and we recognize revenues as the services are provided. The FTE contracts do not require acceptance by the customer or fixed deliverables from us.

We provide manufacturing services to our customers, that involve the manufacture of advanced intermediates and APIs for R&D use. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred. We record deferred revenues for payments received from the customer prior to the delivery of the products.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2008, our deferred tax assets were reduced by a valuation allowance of $1.2 million Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Beginning in 2007, upon the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”), we have recorded accruals for income-tax contingencies to the extent that we conclude that a tax position is not sustainable under a “more likely than not” standard.

Share-Based Compensation Expenses

Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” or SFAS 123R, requires us to use a fair-value-based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the service period in which the award vests. The share-based compensation expenses have been recorded either in cost of revenues or general and administrative expenses. The table below sets forth the allocation of our share-based compensation charges between cost of revenues and general and administrative expenses based on the nature of work that the associated employees were assigned to perform:

	Year Ended December 31,
	2006	2007	2008
	(in millions of U.S. dollars)
Cost of revenues	$0.5	$2.1	$3.0
General and administrative expenses	7.9	8.6	10.0

Total	$8.4	$10.7	$13.0

With respect to options granted prior to May 18, 2007, we determined the fair value of our ordinary shares by considering a number of factors, including the result of a third-party appraisal and an equity transaction of our company, while taking into account standard valuation methods and the achievement of certain events. Because we were a private company, we determined the fair value of our ordinary shares in connection with our share or option grants on each grant date with the assistance of American Appraisal China Limited, an independent appraiser. The valuation used was based on a combination of the market approach and the income approach. The market approach focuses on comparing our company to comparable publicly traded companies. In applying this method, valuation multiples are (i) derived from historical operating data of comparable companies, (ii) evaluated and adjusted, if necessary, based on the strengths and weaknesses of our company relative to the selected guideline companies, and (iii) applied to the appropriate historical and projected financial data of our company to arrive at an indication of fair market value of our equity. In the income approach, equity value is dependent on the present value of future economic benefits such as cost savings, periodic income or revenues. Indications of equity value are developed by discounting future net cash flows to their present value at a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. A discount rate is the expected rate of return that an investor would theoretically need to give up by investing in our company instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. In most circumstances, the discount rate is the weighted-average cost of capital, which takes into account the cost of equity and the cost of debt. Our cost of equity was derived using the capital asset pricing model, which takes into account the risk-free interest rate and a required risk premium. Our required risk premium takes into account the equity risk premium, a small share premium and a country risk premium for China.

The valuation model then allocated the equity value between our ordinary shares and our preference shares. The fair value of the equity interest allocated to the preference shares was calculated using the option pricing method. The fair value of the ordinary shares was calculated as the residual, or the total equity value less the fair value of the preference shares. Under the option pricing method, we treated the preference shares as a call option on our equity value, with the exercise price based on the liquidation preference of the preference shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the expected life of the option, a risk-free interest rate, any dividend yield and a measure of volatility. Because we were a private company, we approximated volatility using the historical volatility of comparable publicly traded companies.

With respect to options granted after May 18, 2007, we estimated the fair value of share options granted using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimations are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options. Based on share options and nonvested restricted shares granted and outstanding as of December 31, 2008, and assuming no change in the estimated forfeiture rates, we expect total share-based compensation expense of $6.8 million, $2.8 million, $0.4 million and $0 million in 2009, 2010, 2011 and 2012, respectively.

Derivative Assets Related to Foreign-Exchange Forward Contracts

Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair value of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting. Foreign-exchange forward contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations. In 2008, we recorded a change in fair value of derivative assets related to foreign-exchange forward contracts of ($0.2) million, which was included in other income, net in the consolidated statements of operations.

On January 1, 2008, we implemented SFAS 157, “Fair Value Measurements,” which established a framework consisting of three classification standards for measuring fair value in accordance with generally accepted accounting principles. For our derivative assets that are not traded on an exchange, we generally value them using valuation models. Interest-rate yield curves and foreign-exchange rates are significant inputs into these models. These inputs are observable in active markets over the terms of the instruments we hold, and accordingly we classify the valuation technique under level 2 of the classification standards. In valuing the derivative financial instruments, we used a valuation model as the Monte Carlo pricing method in valuing certain derivative financial instruments. The Monte Carlo pricing method is a standard methodology that simulates various sources of uncertainty that affect the value of the instrument and then determines an average value over the range of outcomes. The sources the Company used included market data loaded from external sources, such as spot, forward and interest rates and market implied volatility. We also considered the effect of our own credit standing and that of our counterparties in the valuation of our derivative financial instruments. For the remainder derivative financial instruments, we used discounted cash flow methodology which requires input such as interest-rate yield curves and foreign exchange rates. The implementation of the fair-value measurement guidance of SFAS 157 did not result in any material change to the carrying values of our derivative financial instruments on our opening balance sheet on January 1, 2008.

B. Liquidity and Capital Resources

Our primary sources of liquidity for our business have been cash generated from operating and financing activities, including positive operating cash flow, private placements of preference shares, our initial public offering in 2007 and bank borrowings. As of December 31, 2008, we had $56.6 million in cash and cash equivalents and $14.6 million in short-term investments. We used $151.3 million of our cash and cash equivalents, including an escrow payment of $14.0 million made on April 30, 2009, in the AppTec acquisition, exclusive of acquisition-related expenses of $5.0 million. Our cash and cash equivalents consist of cash on hand. Our cash needs include primarily the working capital for our daily operations, equipment purchases for our laboratory services segment and expenditures related to our Jinshan and Suzhou expansion projects. We believe that our cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for the foreseeable future, including purchases of laboratory equipment and the remaining capital expenditures needed to begin operating the large-scale manufacturing facility in Jinshan and the preclinical drug safety evaluation center in Suzhou. The following table presents a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2006	2007	2008
	(in millions of U.S. dollars)
Cash and cash equivalents	$9.7	$213.6	$56.6
Net cash provided by operating activities	15.3	65.2	60.7
Net cash used in investing activities	(26.2)	(44.2)	(215.2)
Net cash provided by financing activities	15.5	180.5	(5.5)

Operating Activities

Net cash provided by operating activities consists primarily of our net income increased by non-cash adjustments such as share-based compensation charges, impairment charges for goodwill and acquired intangible assets, amortization of acquired intangible assets and depreciation of property, plant and equipment, as well as changes in assets and liabilities such as accounts receivable, accounts payable and inventory. Net cash provided by operating activities was $15.3 million, $65.2 million and $60.7 million for the years 2006, 2007 and 2008, respectively. The increase in 2007 was primarily driven by the increase in net income and deferred revenue. The net cash provided by operations in 2008 decreased primarily due to the decrease from deferred revenue, partially offset by net income excluding impairment charges.

Investing Activities

Net cash used in investing activities largely reflects our AppTec acquisition and capital expenditures, which consist of purchases of property, plant and equipment made in connection with the expansion and upgrade of our laboratory and manufacturing facilities, purchases of intangible assets and purchase of prepaid land use rights. In 2008, we used $137.3 million of our cash and cash equivalents on the AppTec acquisition, exclusive of acquisition-related expenses of $5.0 million. Our capital expenditures were $26.9 million, $41.0 million and $64.0 million in 2006, 2007 and 2008, respectively. The increases in 2007 and 2008 were primarily due to equipment purchases to support our laboratory services and construction of our Jinshan and Suzhou facilities. We expect to continue to invest heavily in laboratory equipment in 2009. With the construction of the Jinshan and Suzhou facilities completed, our capital investment activities for them will be lower in 2009 compared with 2008. See “—Capital Expenditures.”

Financing Activities

Net cash provided by financing activities in 2007 was primarily attributable to net proceeds from our initial public offering of $152.9 million and from our issuance of convertible notes of $40.0 million, offset by repayments of short-term bank borrowings of $9.9 million. Net cash used in financing activities in 2008 was primarily attributable to our net repayment of bank borrowings of $6.6 million, offset by proceeds from stock-option exercises of $1.0 million.

As of December 31, 2008, we had a short-term bank-loan balance of $2.9 million and long-term bank debts (including current portion) of $7.0 million. The weighted-average interest rates on the long-term bank debts were 6.24% and 5.53% in 2007 and 2008, respectively. We are in compliance with all financial covenants contained in our debt and bank borrowing facilities.

For new bank borrowings in early 2009, please refer to note 21 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

Our convertible notes are contingently convertible, in whole or in part, into our ordinary shares at the option of the note holders at any time. The notes are convertible into our ordinary shares at a conversion price of $1.575 per ordinary share, which is equal to $12.60 per ADS. The notes contain restrictions on major corporate actions that may limit how we conduct our business, including the payment of dividends to our shareholders. As long as at least $20.0 million of notes is outstanding, we may not, without the prior written consent of a majority in interest of the note holders, pay, in whole or in part, any indebtedness for borrowed money other than all present and future bank and purchase money loans, equipment financings and equipment leases, or declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year that, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment to the conversion ratio is made in accordance with the terms of the notes. The notes are recorded as a long-term liability without any substantial premium or discount.

Legal Restrictions on the Ability of Subsidiaries to Transfer Funds

For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information—Dividend Policy.”

Deemed Dividend on Issuance of Preference Shares

2006 Deemed Dividends

We began negotiating terms of a capital infusion with an initial group of international investors in 2004. In the course of related negotiations, we reached an understanding to issue Series A and Series B preference shares for cash proceeds of $2.2 million and $19.2 million, respectively. These investments closed in August 2005 and June 2006, respectively. Given the strategic value of the investments, we did not seek to renegotiate the sales price of our preference shares, notwithstanding the increase in the value of our company over time. As such, we recognized the discount between the fair value of our preference shares at the time of closing and the prices paid, respectively, as a deemed dividend on issuance of preference shares of $24.1 million in 2006. In addition, the Series A and Series B preference shares, which are convertible into one ordinary share each, were deemed to include a beneficial conversion feature on their date of issuance. The beneficial conversion feature of $19.2 million in 2006 was recorded as a deemed dividend against additional paid-in-capital and recognized immediately as the Series A and Series B preference shares were convertible upon issuance.

2007 Deemed Dividends

Concurrently with the issuance of Series C preference shares, pursuant to a share-purchase agreement dated January 26, 2007, we offered to the then-existing shareholders the opportunity to sell to us up to 62,780,950 shares at a price equal to $0.869 per share. Pursuant to this offer, we acquired 10,041,300 Series A preference shares, 1,581,100 Series B preference shares and 51,158,550 ordinary shares, each at a price of $0.869 per share, and immediately retired the shares. We believe this offer, which represents a premium over the fair value of the preference and ordinary shares, conferred a benefit to the shareholders. We recognized the amount in excess of the recorded value of the preference shares as a deemed dividend of $7.6 million. We also recognized the amounts paid for ordinary shares as a purchase of treasury shares, with a reduction to retained earnings for $43.4 million.

Capital Expenditures

We incur capital expenditures primarily in connection with purchases of property, plant and equipment; construction of our facilities; leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were $26.9 million, $41.0 million and $64.0 million in 2006, 2007 and 2008, respectively. Most of these capital expenditures were used to expand laboratories, construct a large-scale cGMP manufacturing facility in Jinshan and build a preclinical drug safety evaluation center in Suzhou.

The Jinshan large-scale manufacturing facility will have a total investment of approximately $37 million. Through 2008, we had expended $28 million for construction and equipment. Most of the remaining investment will be made in 2009, with a small portion to be made in 2010. The new large-scale manufacturing facility is expected to quadruple our manufacturing capacity. We have completed construction of this facility. Currently, we are testing and validating the equipment and control system, and we expect to open a portion of the new facility by the end of 2009.

The total investment in the Suzhou preclinical drug safety evaluation center of 108 study rooms will cost approximately $40 million. Phase 1, consisting of construction of the building and buildout and validation of 62 animal rooms, will cost approximately $35 million. Through yearend 2008, we had expended $23 million in Phase 1, which included completed construction of the building and purchase of some equipment. Most of the remaining Phase 1 build-out investment of approximately $12 million will be made in 2009 and a small portion will be made in 2010. We expect to open the new facility in stages beginning in the second half of 2009. In Phase 2, which will cost approximately $5 million, the remaining 46 study rooms will be built out and validated based on business demand.

C. Research and Development

For a discussion of our activities related to research and development, see Item 5.A.“—Operating Results,” which we hereby incorporate by reference.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2008 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

E. Off-Balance-Sheet Arrangements

We do not have any outstanding off-balance-sheet commitments or arrangements. We do not engage in trading activities involving non-exchange-traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance-sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Total	2009	2010	2011	2012	2013 and thereafter
	(in millions of U.S. dollars)
Operating lease obligations	$48.2	$5.5	$6.0	$5.6	$4.6	$26.5
Loan obligations(1)	10.7	7.8	0.3	0.4	0.3	1.9
Capital commitments	13.2	13.2	—	—	—	—
Convertible notes(2)	35.9	—	—	—	35.9	—
Escrow payment for AppTec	14.0	14.0	—	—	—	—

Total	$122.0	$40.5	$6.3	$6.0	$40.8	$28.4

(1)

Includes both our expected principal and interest obligations. Our calculations of expected interest payments incorporate only current-period assumptions for interest rates. (See Note 9 to Consolidated Financial Statements).

(2)	Assumes that the holders of convertible notes do not exercise the conversion option.

G. Safe Harbor

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position
Ge Li, Ph.D(1)(2)	42	Chairman, Chief Executive Officer and Founder
Xiaozhong Liu	45	Executive Vice President, Director and Founder
Zhaohui Zhang	39	Vice President of Domestic Marketing, Director and Founder
Edward Hu	46	Chief Operating Officer and Acting Chief Financial Officer
Shuhui Chen, Ph.D.	45	Chief Scientific Officer
Suhan Tang, Ph.D.	43	Chief Manufacturing Officer
Hao Zhou	33	Vice President of Finance
Bob Zhu	40	Vice President of Human Resources and Corporate Communications
Kian-Wee Seah(2)(3)(4)	46	Director
Cuong Viet Do(1)(2)(3)(4)	43	Director
Xuesong (Jeff) Leng(2)	39	Director
Ying Han(3)(4)	55	Director
Stewart Hen(1)(2)	42	Director
Ning Zhao, Ph.D.	42	Director

(1)	Member, strategy committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Member, audit committee

Dr. Ge Li has served as our Chief Executive Officer since the Company was founded in 2000 and as Chairman since early 2004. Dr. Li is one of our founders and a core member of the senior management of our company. He is responsible for operations, strategic planning and business development. Dr. Li was one of the founding scientists of Pharmacopeia, Inc. Dr. Li received a bachelor’s degree in chemistry from Peking University and a master’s degree and a Ph.D. in organic chemistry from Columbia University.

Xiaozhong Liu has served as our Executive Vice President since 2001 and as a director since 2005. Mr. Liu is one of our founders and a core member of the senior management of our company. Mr. Liu is responsible for our project and engineering departments. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

Zhaohui Zhang has served as our Vice President of Domestic Marketing since 2002 and a director since 2005. Mr. Zhang is one of our founders and a core member of the senior management of our company. Mr. Zhang is responsible for business development. Prior to joining our company, Mr. Zhang worked for Jiangsu Silver Bell Group as an Assistant to the General Manager and later as a Vice President of American Silver Bell Company responsible for government procurement. Mr. Zhang received a bachelor’s degree in mechanical and electrical engineering from Jiangnan University.

Edward Hu has served as our Chief Operating Officer since January 2008. Mr. Hu joined our company in August 2007 and served as Executive Vice President of Operations before becoming Chief Operating Officer. He has also served as our acting Chief Financial Officer since February 2009. From October 2000 to July 2007, Mr. Hu worked for Tanox, Inc., where he served in various positions including the Senior Vice President and Chief Operating Officer, the Vice President of Operations, the Vice President—Financial Planning, Project and Portfolio Management, the Director of Finance and Associate Director of Financial Planning and Analysis. From

1998 to 2000, Mr. Hu worked for Biogen (now known as Biogen Idec) as Manager of Financial Planning and Analysis. From 1996 to 1998, he worked at Merck as a Senior Financial Analyst. Mr. Hu received his MBA and completed his Ph.D. work, except for his dissertation, in biophysics and biochemistry at Carnegie Mellon University.

Dr. Shuhui Chen has served as our Chief Scientific Officer since 2004. Dr. Chen’s main responsibilities include overseeing our laboratory services segment. From 1998 to 2004, Dr. Chen worked for Eli Lilly as a Research Advisor. From 1995 to 1997, Dr. Chen worked for Vion Pharmaceuticals as a Group Leader and later as an Associate Director of Chemistry on several anti-cancer and anti-viral projects. From 1990 to 1995, Dr. Chen worked for Bristol-Myers Squibb as a Research Investigator and later as a Senior Research Investigator. Dr. Chen received a bachelor’s degree in chemistry from Fudan University and a Ph.D. in organic chemistry from Yale University.

Dr. Suhan Tang has served as our Chief Manufacturing Officer since 2007. Dr. Tang’s main responsibilities include overseeing our manufacturing services segment. From 2003 to 2006, Dr. Tang was our Vice President of Process Research and Development. From 1996 to 2003, Dr. Tang worked for Schering-Plough as a Principal Scientist. Dr. Tang received a bachelor’s degree in chemistry from Jilin University and a master’s degree and a Ph.D. in organic chemistry from Columbia University.

Hao Zhou has served as our Vice President of Finance since May 2009. Mr. Zhou spent the previous 11 years at General Electric, or GE. From January 2007 to May 2009, he was the Finance Director of Greater China for GE’s Healthcare Medical Diagnostics and Life Sciences segments. From October 2004 to December 2006, he worked on GE’s acquisition and integration of the ex-Amersham businesses. From October 2001 to October 2004, he served on GE’s corporate audit staff. From 2000 to 2001, he was the Senior Analyst in GE’s Healthcare Asia Pacific Headquarters Controllership group based in Tokyo. Mr. Zhou received a bachelor’s degree from Shanghai International Studies University.

Bob Zhu has served as our Vice President of Human Resources and Corporate Communications since June 2008. From 2005 to 2008, Mr. Zhu was the Senior Human Resource Director of the Asia Region for Electronic Arts. From 2004 to 2005, he worked at Tektronix as the Regional Human Resources Director for its Asia Pacific region. From 1999 to 2004, Mr. Zhu served as the Senior Human Resources Consultant at Capital One. Mr. Zhu received a bachelor’s degree in law from Fudan University.

Kian-Wee Seah has served as a director since 2005. Mr. Seah joined UOB Venture Management Pte. Ltd. in 1997 and currently holds the position of Managing Director. He chairs the investment committees of several private equity funds that focus on growth companies in China and ASEAN. He is a Chartered Financial Analyst. Mr. Seah received a bachelor’s degree in engineering from National University of Singapore, a master’s degree from the University of California at Los Angeles and an EMBA from Tsinghua University.

Cuong Viet Do has served as a director since 2007. Mr. Do is currently Senior Vice President of Corporate Strategy and Business Development at Tyco Electronics. From December 2006 through April 2009, he served as the Chief Strategy Officer of Lenovo. Previously he worked for 17 years at McKinsey & Company, where he was Director and Senior Partner. Mr. Do helped build the healthcare, high tech, marketing and corporate finance practices at McKinsey. He has also advised hospitals and governments on healthcare policy. Mr. Do has a bachelor’s degree in biochemistry and economics from Dartmouth College and an MBA from the Amos Tuck School of Business Administration at Dartmouth College, where he now serves on the MBA Board.

Xuesong (Jeff) Leng has served as a director since October 2008. Mr. Leng joined General Atlantic LLC, a global growth investor, as Managing Director in 2007. From June 1999 to September 2007, he served as a Managing Director, Vice President and Associate at Warburg Pincus. Mr. Leng holds a bachelor’s degree from the business school of Jiao Tong University in Shanghai and an MBA from the Wharton School of the University of Pennsylvania.

Ying Han has served as a director since November 2008. From 1998 to 2006, Ms. Han worked for Asiainfo as Chief Financial Officer and Executive Vice President. Previously, she worked for 10 years in Hewlett Packard (China), where she was Chief Controller and Business Development Director. Ms. Han is currently an advisor to Warburg Pincus. She received a bachelor’s degree in accounting from Xiamen University.

Stewart Hen has served as a director since February 2009. He is a Managing Director at Warburg Pincus LLC, a leading global private equity firm. He focuses on investments in biotechnology and pharmaceuticals, including pharmaceutical outsourcing. Mr. Hen has more than 17 years of experience in the life sciences industry. Prior to joining Warburg Pincus in 2000, he was a consultant at McKinsey & Company serving the pharmaceutical industry. From 1990 to 1994, he worked at Merck in both research and development and manufacturing. He received an MBA from the Wharton School of the University of Pennsylvania and a master’s degree in chemical engineering from the Massachusetts Institute of Technology.

Dr. Ning Zhao has served as a director since February 2009. Dr. Zhao, one of our co-founders, is currently lead advisor to our analytical services operations. She was Vice President of our analytical services department from 2004 to 2008 and also established its bioanalytical services, core analytical services and analytical development services departments. She previously worked for Wyeth as a Senior Research Scientist, for Pharmacopeia as a Group Leader for the high-throughput analysis of combinatorial libraries and for Bristol-Myers Squibb as a Site Leader in the discovery analytical sciences department. Dr. Zhao received a bachelor’s degree in chemistry from Peking University and a Ph.D. in chemistry from Columbia University. She is married to our Chairman and Chief Executive Officer Dr. Ge Li.

Tao Lin, one of our founders who served as our Vice President of Internal Operations beginning in 2002 and a director beginning in 2005, resigned from employment effective December 31, 2008, and resigned from the board of directors effective February 3, 2009. Benson Tsang, who served as our Chief Financial Officer beginning in 2006, resigned from his position effective February 28, 2009. Sean Tong, who served as a director of our company since February 2007, resigned from the board of directors effective October 12, 2008.

10b5-1 Trading Plans

Our Insider Trading Policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Securities Exchange Act of 1934, written programs that permit automatic trading of our stock or trading of our stock by an independent person (such as an investment bank) who is not aware of material inside information at the time of the trade. From time to time, certain of our directors, executive officers and employees have adopted Rule 10b5-1 trading plans. We believe in many cases that these plans have been, or will be, adopted to ensure the exercise of previously granted options while avoiding adverse tax consequences to the individual under Section 409A of the U.S. Internal Revenue Code, and were amended to provide for fixed exercise dates.

B. Compensation

Compensation of Directors and Executive Officers

In 2008, we paid cash compensation of $4.0 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors. Our executive officers are eligible for performance bonuses.

Pursuant to our employee share incentive plans, our board of directors previously authorized the issuance of an aggregate of up to 44,994,748 ordinary shares upon exercise of stock options and non-vested restricted shares granted from 2004 to 2008. As of June 8, 2009, stock options and non-vested restricted shares covering a total of 40,416,899 ordinary shares are outstanding and 32,242,128 shares are reserved for future issuance. All future option grants will be made under our 2007 Employee Share Incentive Plan described below.

As of December 31, 2008, our officers and executive directors held, in the aggregate, options and restricted shares with respect to 16,540,888 ordinary shares. These options and restricted shares have a weighted-average exercise price of $0.45. Of these options, 5,545,000 shares were granted before July 24, 2006, and have no expiration date; 900,000 expire on July 24, 2016; 53,000 expire on July 15, 2017; 1,362,400 expire on August 8, 2017; 2,120,000 expire on December 31, 2017; 750,000 expire on January 3, 2018; 120,000 expire on February 11, 2018; 960,000 expire on March 22, 2018; 12,600 expire on May 13, 2018; 264,000 expire on October 13, 2018; 113,888 expire on December 8, 2018; 2,100,000 expire on March 11, 2019; 80,000 expire on March 30, 2019 and 2,160,000 expire on June 1, 2019.

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

Generally, to the extent that an outstanding option granted under our option plan has not vested on the date the grantee’s employment by, or service with, us terminates, the unvested portion of the option will terminate and become unexercisable. However, in circumstances where there is a death or disability of the grantee or, for certain option holders, a change in control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Our board of directors may amend, alter, suspend or terminate our option plan at any time, provided that to increase the limit on issuable options from the current limit, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the 2007 Employee Share Incentive Plan will terminate in 2017.

Employment Agreements

On June 1, 2006, we entered into executive employment agreements with our founders Dr. Ge Li, Xiaozhong Liu, Tao Lin and Zhaohui Zhang. Under these agreements, each of our founders was employed for an initial term of four years. Our founder, Tao Lin, left the Company in early 2009, and in June 2009 we entered into a new agreement to secure Dr. Ge Li’s services through June 2012.

The board of directors may terminate employment of a founder for cause at any time in accordance with PRC labor laws, or without cause with three months’ prior written notice. In the event of a dismissal without cause, the founder is entitled to receive an amount equal to 12-18 months’ compensation, depending on the individual, and is entitled to be vested in all granted options. No annual bonus is payable upon such termination.

A founder may terminate his employment at any time for good reason, including if (i) there is a significant change in his position with our company or change to his duties or responsibilities that materially reduces his level of responsibility, (ii) his principal place of employment in the PRC is changed to a place where the city size and/or the residents’ average living standards declines by 10% or (iii) we fail to perform the executive employment agreement, violate the relevant labor laws or regulations or infringe upon any of his rights or interests. When a founder terminates his executive employment agreement for good reason, he is entitled to receive an amount equal to 12-18 months’ compensation, depending on the individual, and is also entitled to vesting of all granted options. A founder may also terminate his employment other than for good reason with six months’ prior written notice. Under such circumstances, the founder is entitled to receive an amount equal to 6-12 months’ compensation, depending on the individual, and is also entitled to exercise all vested options held, and any unvested options will lapse and terminate. Each founder is fully indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of the duties of his office, including circumstances under which the directors and officers insurance policies maintained by us are insufficient to cover the founder’s loss.

Each founder has agreed that during the term of the executive employment agreement and for a period of three years after the termination thereof, he will not use, exploit or divulge to any person any trade secrets, confidential knowledge or information or any financial marketing or trading information or know-how relating to us and other shareholders of us, and will not make any announcement on any matter concerning the executive employment agreement. In addition, each founder has agreed that he will not compete with us by taking up any executive position in any company other than us and will commit most of his efforts toward the development of our business and operations while he is employed by us.

We have also entered into an employment agreement with each of our other executive officers. Under these agreements, we may terminate their employment at any time without notice if they commit a serious breach of any of the provisions of the agreement, are found guilty of grave misconduct or willful neglect in the discharge of their employment duties or are convicted of a criminal offense other than one that, in our reasonable opinion, does not affect their position as an employee. These agreements generally include a covenant that prohibits such officers from engaging in any activities that compete with our business for a period of one year after the termination of their employment contracts with us. It may be difficult or costly for us to seek to enforce the provisions of these agreements.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as may be amended from time to time. Our articles of association govern the way our company is operated and the authority granted to the directors to manage the daily affairs of our company. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

We have a classified board of nine directors, consisting of three classes of three directors each, serving staggered terms. The terms of office of Xuesong (Jeff) Leng, Zhaohui Zhang and Ning Zhao expire at our 2009 annual meeting, the terms of office of Dr. Ge Li, Stewart Hen and Cuong Viet Do expire at our 2010 annual meeting and the terms of office of Xiaozhong Liu, Ying Han and Kian-Wee Seah expire at our 2011 annual meeting. Pursuant to our amended and restated memorandum and articles of association, while holding office our Chief Executive Officer is not subject to retirement or taken into account in determining the number of directors to retire in any year.

Our directors hold office until their term of office expires or until such time as they are removed from office by special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or suspends payments to his creditors, (ii) dies or (iii) becomes of unsound mind. Our executive officers are elected by, and serve at the discretion of, our board of directors.

Board Committees

Five of our nine board members—Kian-Wee Seah, Cuong Viet Do, Xuesong (Jeff) Leng, Ying Han and Stewart Hen—satisfy the independence requirements of the New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A.02. Our board of directors has established an audit committee, a compensation committee, a corporate governance and nominations committee and a strategy committee.

Audit Committee

Our audit committee currently consists of Ying Han, Kian-Wee Seah and Cuong Viet Do. Our board of directors has determined that each is an “independent director” within the meaning of NYSE Manual, Section 303A.02, and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Ying Han is the chairman of our audit committee and meets the criteria of an audit committee financial expert, as set forth under the applicable rules of the SEC.

Our audit committee is responsible for, among other things:

•

recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review or peer review of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•

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

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	handling such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting, separately and periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our current compensation committee consists of Dr. Ge Li, Cuong Viet Do, Kian-Wee Seah, Xuesong (Jeff) Leng and Stewart Hen. Kian-Wee Seah is the chairman of our compensation committee. Our board of directors has determined that Cuong Viet Do, Kian-Wee Seah, Xuesong (Jeff) Leng and Stewart Hen each are “independent directors” within the meaning of NYSE Manual Section 303A.02.

Our compensation committee is responsible for:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of those goals and objectives, and setting the compensation level of our Chief Executive Officer based on this evaluation;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers;

•	reviewing and determining share-based compensation for our directors and officers;

•	administering our equity incentive plans and any profit-sharing or bonus plans in accordance with the terms thereof; and

•	handling such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee currently consists of Cuong Viet Do, Ying Han and Kian-Wee Seah. Kian-Wee Seah is the chairman of our corporate governance and nominations committee. Our board of directors has determined that each member of this committee is an “independent director” within the meaning of NYSE Manual Section 303A.02.

Our corporate governance and nominations committee is responsible for, among other things,

•	selecting and recommending the appointment of new directors to our board of directors,

•	developing and recommending to the board a set of corporate governance guidelines applicable to the company, and

•	overseeing the evaluation of the board and management.

Strategy Committee

Our strategy committee consists of Dr. Ge Li, Stewart Hen and Cuong Viet Do. Cuong Viet Do is the chairman of our strategy committee. Our strategy committee is responsible for, among other things, oversight of our strategic plan. The strategy committee will maintain a cooperative, interactive strategic-planning process with management, including the identification and setting of strategic goals and expectations and the review of potential acquisitions, joint ventures and strategic alliances.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities, whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at www. wuxiapptec.com under Investor Relations.

D. Employees

As of December 31, 2008, we had approximately 3,773 employees, of which 3,347 were based in China and 426 were based in the United States. Among our employees, approximately 2,532 were science professionals with advanced degrees, including approximately 227 with Ph.Ds and 1,335 with master’s degrees. As of May 31, 2009, we had 3,614 employees, 3,208 based in China and 406 based in the United States.

We offer our employees both a base salary and a performance-based bonus and rewards for exceptional performance. As required by PRC regulations, our China-based employees participate in various employee benefit plans that are organized by municipal and provincial governments, including benefit plans relating to pensions, work-related injury benefits, maternity insurance, medical insurance and unemployment. We are required under PRC law to make contributions to the employee benefit plans for our China employees at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

E. Share Ownership

The following table and related footnotes set forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of June 8, 2009 for:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Name	Shares beneficially owned as of June 8, 2009
	Number	Percent
Directors and Executive officers
Ge Li(1)	31,448,820	5.81%
Xiaozhong Liu(2)	10,681,081	1.97
Tao Lin(3)	10,101,000	1.87
Zhaohui Zhang(4)	11,896,320	2.19
Edward Hu	*	*
Benson Tsang(5)	—	—
Shuhui Chen	*	*
Suhan Tang	*	*
Hao Zhao	—	—
Bob Zhu	*	*
Kian-Wee Seah	—	—
Sean Tong(6)	—	—
Cuong Viet Do	*	*
Xuesong (Jeff) Leng	—	—
Ying Han	—	—
Ning Zhao(7)	13,127,901	2.43
Stewart Hen	—	—

Principal Shareholders
FMR LLC(8)	77,326,288	14.29
Investment entities affiliated with General Atlantic LLC(9)	68,968,402	12.48
Investment entities affiliated with Warburg Pincus LLC(10)	36,029,112	6.66
Investment entities affiliated with Martin Currie Inc.(11)	29,094,320	5.38

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. Except as indicated in the table above and subject to applicable community-property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. The percentage of beneficial ownership of each listed person is based on 541,282,048 ordinary shares outstanding as of June 8, 2009, as well as, where applicable, ordinary shares underlying stock options exercisable within 60 days. The calculation does not include up to an aggregate of 22,771,002 ordinary shares reserved for issuance pursuant to outstanding convertible notes issued on February 9, 2007, and 32,242,128 shares reserved for issuance in connection with our Employee Share Incentive Plan.

(1)

Includes (i) 333,333 ordinary shares issuable upon exercise of options within 60 days of June 8, 2009; (ii) 4,860,596 ordinary shares and 1,763,750 ADSs representing 14,110,000 ordinary shares held directly by Dr. Li; and (iii) 11,179,291 ordinary shares and 120,700 ADSs representing 965,600 ordinary shares held by J. P. Morgan Trust Company of Delaware as Trustee of NGM Family 2006 Irrevocable Trust, or Family Trust, for which Dr. Li is the investment advisor and exercises dispositive and voting power. The Family Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Dr. Li is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(2)

Includes 1,553,333 ordinary shares issuable upon exercise of options within 60 days of June 8, 2009; and (ii) 9,127,748 ordinary shares held by I-Invest World Ltd., a British Virgin Islands company, which is wholly owned and controlled by Heng Yu Ltd., a Bahamian company. Heng Yu Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the Heng Yu Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Liu as the settlor and Mr. Liu’s family members as the beneficiaries. Mr. Liu is the investment manager of the trust. The business address of I-Invest World Ltd. is c/o Portcullis TrustNet (BVI) Ltd., Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(3)

Tao Lin resigned as our Vice President of Internal Operations in December 2008 and as our director in February 2009. Includes 10,101,000 ordinary shares held by AssetValue Ltd., a British Virgin Islands company, which is wholly owned and controlled by Glenwood Ltd., a Bahamian company. Glenwood Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the Woods Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Lin as the settlor and Mr. Lin’s family members as the beneficiaries. Mr. Lin is the investment manager of the trust. The business address of AssetValue Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)

Includes (i) 1,149,000 ordinary shares issuable upon exercise of options within 60 days of June 8, 2009 and (ii) 10,747,320 ordinary shares held by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Ltd., a Bahamian company. Tri-Z Lynn Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Zhang as the settlor and Mr. Zhang’s family members as the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(5)	Benson Tsang resigned as our Chief Financial Officer in February 2009.
(6)	Sean Tong resigned as our director in October 2008.
(7)

Includes (i) 16,000 ordinary shares issuable upon exercise of options within 60 days of June 8, 2009; (ii) 3 ordinary shares and 73,250 ADSs representing 586,000 ordinary shares held directly by Ning Zhao; and (iii) 11,343,810 ordinary shares and 147,761 ADSs representing 1,182,088 ordinary shares held by J. P. Morgan Trust Company of Delaware as Trustee of the Li Children’s 2006 Irrevocable Trust, or Children’s Trust, for which Ning Zhao is the investment advisor and exercises dispositive and voting power. The Children’s Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Ning Zhao is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(8)

Represents shares that may be deemed beneficially owned by FMR LLC and its wholly owned subsidiaries Fidelity Management and Research Corporation, an investment adviser registered under the Investment Company Act of 1940; Pyramis Global Advisors, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and various investment funds, including FIL Limited. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109. The number of shares beneficially owned by FMR LLC and the previous information provided in this footnote is based on a Schedule 13G filed with the SEC by FMR LLC on December 23, 2008.

(9)

Includes (i) 30,357,850 ordinary shares held by, and 14,963,576 ordinary shares issuable upon conversion of convertible notes owned by, General Atlantic Partners (Bermuda), L.P.; (ii) 11,549,350 ordinary shares held by, and 5,692,751 ordinary shares issuable upon convertible notes owned by GAP-W International, L.P.; (iii) 692,950 ordinary shares held by, and 341,565 ordinary shares issuable upon convertible notes owned by, GapStar, LLC; (iv) 2,764,800 ordinary shares held by, and 1,362,799 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments III, LLC; (v) 647,200 ordinary shares held by, and 318,999 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments IV, LLC; (vi) 57,750 ordinary shares held by, and 28,464 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments CDA, L.P.; (vii) 127,500 ordinary shares held by, and 62,848 ordinary shares issuable upon convertible notes owned by, GAPCO GmbH & Co. KG. General Atlantic Partners (Bermuda), L.P. is a Bermuda limited partnership, GAP-W International, L.P. is a Bermuda limited partnership, GapStar, LLC is a Delaware limited liability company, GAP Coinvestments III, LLC is a Delaware limited liability company, GAP Coinvestments IV, LLC is a Delaware limited liability company, GAP Coinvestments CDA, L.P. is a Delaware limited partnership and GAPCO GmbH & Co. KG is a German limited partnership. These investment entities purchased an aggregate of $35 million of convertible notes from us on February 9, 2007, which are convertible into 22,771,002 of our ordinary shares and are reflected in the number of shares beneficially owned. GAP (Bermuda) Limited is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. General Atlantic LLC is the general partner of GAP Coinvestments CDA, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. There are 27 Managing Directors of General Atlantic LLC. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The members of GapStar, LLC are Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Ltd. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P.; GAP-W International, L.P.; GapStar, LLC; GAP Coinvestments III, LLC; GAP Coinvestments IV, LLC; GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG. The address of General Atlantic Partners (Bermuda), L.P. and GAP-W International, L.P. is Clarendon House, Church Street, Hamilton HM 11, Bermuda. The address of General Atlantic LLC; GapStar, LLC; GAP Coinvestments III, LLC; GAP Coinvestments IV, LLC and GAP Coinvestments CDA, L.P. is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830, USA. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is Koenigsallee 62, 40212 Duesseldorf, Germany.

(10)

Includes (i) 25,977,440 ordinary shares and 1,116,847ADSs, representing 8,934,776 ordinary shares, owned by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership, or WP X; and (ii) 831,056 ordinary shares and 35,730 ADSs, representing 285,840 ordinary shares, owned by Warburg Pincus X Partners, L.P., a Delaware limited partnership, or WPP X. Each of WP X; WPP X; Warburg Pincus X, L.P., a Delaware limited partnership; Warburg Pincus X LLC, a New York limited liability company; Warburg Pincus Partners, LLC, a New York limited liability company; Warburg Pincus LLC, a New York limited liability company; Warburg Pincus & Co., a New York general partnership and Charles R. Kaye and Joseph P. Landy (collectively, the “Warburg Pincus Reporting Persons”) may be deemed to beneficially own and have shared voting and dispositive power over 36,029,112 shares. Warburg Pincus X, L.P. is the sole general partner of each of WP X and WPP X. Warburg Pincus X LLC is the sole general partner of Warburg Pincus X, L.P. Warburg Pincus Partners, LLC is the sole member of Warburg Pincus X LLC. Warburg Pincus LLC manages each of WP X and WPP X. Warburg Pincus & Co. is the managing member of Warburg Pincus Partners, LLC. Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of Warburg Pincus & Co. and Co-President and Managing Member of Warburg Pincus LLC. The address of the Warburg Pincus Reporting Persons is 466 Lexington Avenue, New York, NY 10017. The number of shares beneficially owned by the Warburg Pincus Reporting Persons and information provided in this footnote is based on a Schedule 13D/A filed with the SEC by the Warburg Pincus Reporting Persons on December 17, 2008.

(11)

Includes (i) 1,422,500 ADSs representing 11,380,000 ordinary shares owned by Martin Currie Investment Management Ltd., or MCIM; and (ii) 2,214,290 ADSs representing 17,714,320 ordinary shares owned by Martin Currie Inc., or MCI. MCIM is a corporation formed under the laws of the United Kingdom, and MCI is a New York corporation and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. The address for MCIM and MCI is Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2ES, Scotland. The number of shares beneficially owned by MCIM and MCI and the information provided in this footnote is based on the Schedules 13F filed with the SEC by MCIM and MCI for the period ending March 31, 2009.

JP Morgan Chase Bank, N.A. has advised us that, as of June 8, 2009, 52,815,903 ADSs, representing 422,527,224 underlying ordinary shares, were held of record by Cede & Co., (DTC) and 2,100 ADSs, representing 16,800 underlying ordinary shares, were held by two registered shareholders domiciled in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Issuances and Sales of Shares

Offshore Reorganization, Series A Financing and Series B Financing

Immediately prior to becoming a wholly owned subsidiary of WXAT BVI, WXAT was an equity joint venture held by three immediate shareholders: (i) ChinaTechs, a company owned and controlled by our founders and certain of our shareholders, Dr. Ge Li, Dr. Ning Zhao, Mr. Xiaozhong Liu, Mr. Tao Lin, Mr. Zhaohui Zhang, Mr. Peng Li and Mr. Walter Greenblatt, (ii) Jiangsu Taihushui Group Company, or THS and (iii) Dr. John J. Baldwin, one of our directors until July 2007, who held 55.54%, 39.46% and 5% equity interests in WXAT, respectively.

To effect our offshore reorganization, effective July 13, 2005, WXAT BVI and WXAT’s shareholders, together with new third-party investors, undertook a series of interrelated transactions whereby WXAT BVI: (i) issued 155,500,000 and 14,000,000 ordinary shares to ChinaTechs and Dr. John J. Baldwin, respectively, in exchange for approximately 60.54% of the outstanding equity interests in WXAT, (ii) issued to the new third-party investors 30,940,000 Series A preference shares for $2.2 million in cash, (iii) issued 79,560,000 ordinary shares, or approximately 28.41% of the outstanding equity interests of WXAT BVI, to the new investors to be held for the benefit of THS shareholders and (iv) acquired THS’s remaining interest in WXAT, representing 11.05% of WXAT’s outstanding equity interests, for $2.2 million in cash. After the reorganization, WXAT BVI owned 100% of the equity of WXAT. The new investors consisted of affiliates of UOB, Fidelity Greater China Ventures Fund L.P., or Fidelity, and TianDi Growth Capital L.P., or TianDi Capital. The new investors agreed to temporarily hold the 79,560,000 ordinary shares on behalf of THS shareholders to facilitate the reorganization. As a PRC company with PRC nationals as shareholders, neither THS nor its shareholders were initially able to take title to WXAT BVI’s ordinary shares in a timely manner due to PRC law. In October 2006, the ordinary shares held for the benefit of the THS shareholders were transferred to Rexbury Ltd., a Hong Kong company established by the shareholders of THS. The new investors also purchased 134,400,000 Series B preference shares for $19.2 million in cash. In total, the new investors purchased preference shares in the following amounts:

	Series A	Series B
UOB	13,536,250	58,800,000
Fidelity	11,602,500	50,400,000
TianDi Capital	5,801,250	25,200,000

Total	30,940,000	134,400,000

In connection with the issuance of our preference shares, we entered into a joint-venture agreement with our shareholders.

Series C Financing

In February 2007, we issued an aggregate of 62,780,950 Series C preference shares in a private placement at a price of $0.869 per share, or $54,539,067. The investors in the private placement of Series C preference shares consisted of affiliates of General Atlantic, or GA, which purchased an aggregate of 46,197,400 shares, and affiliates of Fidelity, which purchased an aggregate of 16,583,550 shares. In connection with the issuance of our Series C preference shares, the existing joint-venture agreement was amended and restated.

Concurrent with the issuance of our Series C preference shares, we used the $54,539,067 to repurchase 10,041,300 of our Series A preference shares, 1,581,100 of our Series B preference shares and 51,158,550 of our ordinary shares, each at a price of $0.869 per share, which included purchases from the following related parties:

Name of selling shareholder	Number of shares	Aggregate proceeds
UOB group	5,391,150	$4,683,400
Ge Li(1)	11,103,400	$9,645,746
Zhao’s Trust	5,521,900	$4,796,985
Xiaozhong Liu(2)	6,906,650	$5,999,945
Tao Lin(3)	6,906,650	$5,999,945
Zhaohui Zhang(4)	6,906,650	$5,999,945
Rexbury Ltd.	6,906,650	$5,999,945
John J. Baldwin	4,604,450	$3,999,978

Total	54,247,500	$47,125,889

(1)	Includes 6,449,850 shares sold by Mr. Li’s Trust
(2)	All shares sold by I-Invest Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Liu
(3)	All shares sold by AssetValue Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Liu
(4)	All shares sold by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Zhang

Convertible Notes

On February 9, 2007, we issued convertible notes in the aggregate principal amount of $40 million to J.P. Morgan Securities Ltd. and affiliates of GA, pursuant to a note purchase agreement. The notes are payable (i) on the fifth anniversary of their issuance date, (ii) the consummation of a sale transaction or (iii) upon the occurrence of an event of default. The notes are convertible, in whole or in part, at any time into our ordinary shares at a conversion price of $1.575 per ordinary share.

The notes contain restrictions on our major corporate actions that may limit how we conduct our business, including the payment of dividends to our shareholders. For as long as at least $20 million of notes is outstanding, we may not take any of the following actions without the prior written consent of a majority in interest of the note holders:

•

redeem any of our equity securities if the amount of such redemptions, when aggregated with all other redemptions of equity securities during the period from the date of the issuance of the notes to the date of such redemption, exceeds $2.5 million;

•	pay, in whole or in part, any indebtedness for borrowed money, other than all present and future bank and purchase money loans, equipment financings and equipment leases; or

•

declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year, which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment is made in accordance with the terms of the notes. As of the date of this annual report on Form 20-F, $35.9 million in convertible notes (including principal plus accrued interest) is outstanding.

On February 15, 2008, one of our investors issued a notice to us to convert its $5.0 million convertible note plus accrued interest on the principal amount of the note into 3,253,000 of our ordinary shares. The conversion price was $1.575 per ordinary share.

Registration Rights Agreement

In connection with our Series C financing and issuance of convertible notes, we granted many of our shareholders customary registration rights, including demand, piggyback and Form F-3 registration rights, under certain circumstances. We are obligated to pay all expenses relating to any demand, piggyback or Form F-3 registration, whether or not such registrations become effective, except underwriting discounts and commissions of the selling shareholders.

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

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Sales and Procurement Agent and Consulting Agreements

In the past, we entered into sales and procurement agent agreements with each of ChinaTechs; Pharmada Pharmaceuticals (BVI) Inc., or Pharmada, a British Virgin Islands company and China Outsourcing Consulting LLC, or China Outsourcing, which are owned and controlled by our founders and certain of our shareholders, pursuant to which ChinaTechs, Pharmada and China Outsourcing acted as sales and procurement agents of our company. We entered into a consulting services agreement with Pharmada on December 11, 2004, pursuant to which Pharmada agreed to provide consulting services relating to our Series A and Series B financings. As of December 31, 2007, all of these arrangements have been terminated. All amounts paid to these entities in prior years are reflected in our operating results, either as general and administrative expenses in the form of compensation to the individuals controlling these entities or cost of revenues in the form of raw materials.

Export Agent Arrangements

Historically, we have relied on export agents to sell our manufactured products. During the period from January 1, 2005, to December 31, 2008, we entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd., or Shanghai Lechen, and Shanxi Lechen International Trade Co., Ltd., or Shanxi Lechen, for exporting advanced intermediates and APIs. Both companies are owned by the parents of Dr. Ning Zhao, our director and the wife of Dr. Ge Li, our Chairman and Chief Executive Officer. In connection with these arrangements, we paid agency service fees of $17,738 and $195,546 to Shanghai Lechen in 2006 and 2007, respectively, and $46,188 to Shanxi Lechen in 2006. On January 1, 2007, we entered into a new export agent arrangement with Shanghai Lechen, superseding the prior agreement, pursuant to which Shanghai Lechen was entitled to receive a 1.2% commission on the exported amounts during 2007, 1.1% during 2008 and 1.0% during 2009. In connection with this arrangement, we paid $155,205 to Shanghai Lechen in 2008. The arrangement had an initial term of one year and is automatically renewable for one year thereafter. We terminated the arrangements with Shanxi Lechen as of January 1, 2007. We are currently reviewing our internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, we will continue to engage an export agent for these transactions.

Contracts with Vitae Pharmaceuticals

One of our directors from 2005 until July 2007, Dr. John J. Baldwin, has served as the Chief Scientific Officer and President of Vitae Pharmaceuticals (formerly Concurrent Pharmaceuticals), a significant customer, since 2002. All transactions between our company and subsidiaries on the one hand and Vitae Pharmaceuticals on the other hand have been entered into on normal commercial terms in the ordinary course of business.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Share Options

See Item 6.B, “Directors, Senior Management and Employees—Compensation—Compensation of Directors and Officers.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report on Form 20-F. See Item 18, “Financial Statements.”

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

We intend to retain all available funds and any future earnings of the company for use in the operation and expansion of our business and do not anticipate paying any cash dividends directly on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Future cash dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary in the United States and our five operating subsidiaries in China, namely, WXAT, WASH, STA, WATJ and WASZ. Each of these operating subsidiaries in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other four operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. Further, if any subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or undertake acquisitions that could benefit our businesses, allow us to pay dividends and otherwise fund and conduct our businesses. See Item 3.D., “Key Information—Risk Factors—Risks Relating to China—We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Furthermore, our outstanding convertible notes contain restrictions on our major corporate actions that may limit how we conduct our business, including the payment of dividends to our shareholders. For as long as at least 50% of the initial principal amount of all of the notes is outstanding, we may not, without the prior written consent of a majority in interest of the note holders, declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (i) a cash dividend in any fiscal year that, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (ii) any dividend for which an adjustment is made in accordance with the terms of the notes. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Restrictions on our operations contained in convertible notes may limit how we conduct our business, including the payment of dividends to our shareholders.”

Under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

We declared and paid a cash dividend of $6.0 million in 2006 to our shareholders. We paid no dividends in 2007 or 2008. See Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

B. Significant Changes

Except as disclosed elsewhere in this annual report on Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol WX and have been listed since August 9, 2007. The following table sets forth the high and low closing trading prices of our ADSs on the NYSE for the periods indicated:

	Price per ADS ($)
	High	Low
Annual
2007(1)	41.28	19.11
2008	30.3	4.52
Quarterly
Fourth Quarter, 2007	41.28	24.57
First Quarter, 2008	30.30	19.33
Second Quarter, 2008	23.49	16.48
Third Quarter, 2008	22.25	13.15
Fourth Quarter, 2008	12.88	4.52
First Quarter, 2009	9.35	3.76
Monthly (2009):
January	9.35	5.42
February	6.05	4.32
March	5.20	3.76
April	5.77	4.68
May	8.50	5.54
June (through June 24, 2009)	8.56	7.42

(1)	Our ADSs began trading on the NYSE on August 9, 2007.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-144806) originally filed with the SEC on July 24, 2007, as amended. On September 10, 2008, our shareholders amended our second amended and restated memorandum and articles of association by special resolution amending Article 80(1) to specify that the number of directors of the company is, and always has been, up to ten. Prior to that amendment being made, the number of directors was fixed at nine.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,” and elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Foreign exchange in China is primarily regulated by:

•	the Foreign Currency Administration Rules (1996), as amended, and

•	the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign-exchange transactions. However, conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, is still subject to the approval of SAFE or its local counterparts. Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign-exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local counterparts. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local counterparts and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 17.6% versus the U.S. dollar from July 21, 2005 to December 31, 2008. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign-exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past were required to complete the relevant overseas investment foreign-exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign-exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign-exchange administration regulations.

As a Cayman Islands company and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE or its local counterparts in connection with their investment in us. If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the five PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign-exchange restrictions. We require all of our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE or its local counterparts, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises include:

•	the Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended;

•	the Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended;

•	the Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended; and

•	the Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended.

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other four operating subsidiaries in China are equity joint ventures which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

E. Taxation

The following is a general summary of the material Cayman Islands, PRC and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those that hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double-tax treaties. There are no exchange-control regulations or currency restrictions in the Cayman Islands.

We have obtained an undertaking from the Governor in Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from March 27, 2007, the date of the undertaking, no law that is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, no tax to be levied on profits, income, gains or appreciations that is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999 Revision).

People’s Republic of China Taxation

China recently passed the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, will treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. The consequences of such treatment include a 10% withholding tax applicable to our non-PRC shareholders. Specifically, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% withholding tax will be imposed on dividends payable to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to be derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine whether such dividends or gains are derived from sources within China.

If we are not deemed to be a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. holders who are members of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income-tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investment companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

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

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income-tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax, regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and Ordinary Shares

We do not anticipate paying dividends on our ADSs and ordinary shares in the foreseeable future. See Item 8.A, “Financial Information—Dividend Policy.”

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income-tax principles. If you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or ordinary shares continue to be readily tradable on the NYSE or another established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, that you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income-tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income-tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be a long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for a capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company (PFIC)

We believe that we were not a PFIC for U.S. federal income-tax purposes for our taxable year ended December 31, 2008. However, since PFIC status depends upon the composition of a company’s income and assets and the value of its assets (including goodwill) from time to time, and since we hold and will continue to hold a significant amount of cash and other passive assets, and since the value of our assets may be based, in part, on the market value of our shares, which is subject to fluctuation, there can be no assurance that we will not be a PFIC for 2009 or any future taxable year.

In general, we will be classified as a PFIC in any taxable year if either (i) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (ii) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test, (i) any cash and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income and (ii) the total value of our assets is calculated based on our market capitalization.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income-tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of, or are deemed to have disposed of, your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs and Ordinary Shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, as a U.S. Holder you would be required to file an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely mark-to-market election with respect to your ADSs and ordinary shares, provided our ADSs or ordinary shares are marketable. Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your tax adviser regarding potential advantages and disadvantages to you of making a mark-to-market election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower-tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a Qualified Electing Fund election, and therefore you will not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income-tax liability will be allowed as a refund or a credit against your U.S. federal income-tax liability, provided that you furnish the required information to the IRS in a timely manner.

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISERS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME-TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 (File No. 333-144806), as amended.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information that the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington D.C. 20549.

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

I. Subsidiaries Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Foreign-Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 17.6% versus the U.S. dollar from July 21, 2005 to December 31, 2008. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our subsidiaries are maintained in local currency, the Renminbi, which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the Statement of Shareholders’ Equity (Deficit) and Comprehensive Income. Transaction gains and losses are recognized in the statements of operations in other income, net.

Fluctuations in exchange rates directly affect our cost of revenues and net income and have a significant impact on fluctuations in our operating margins. For example, in 2008, 80% of our net revenues were generated from sales denominated in U.S. dollars, and 63.6% of our operating costs and expenses were denominated in

Renminbi. Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of those U.S. dollars in relation to the Renminbi would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2008, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.4 million to our total cash and cash equivalents.

We periodically purchase derivative financial instruments, such as foreign-exchange forward contracts, to manage our exposure to Renminbi-dollar currency-exchange risk. The counterparty for these contracts is generally a bank. These maturity periods of these contracts range from one to 18 months. We recorded gains (losses) of $2.3 million, $2.9 million and $(0.2) million on foreign-exchange forward contracts in 2006, 2007 and 2008, respectively. Our accounting policy requires us to mark to market at the end of each reporting period and to recognize the change in fair value in earnings immediately. We held foreign-exchange forward contracts with an aggregate notional amount of $138.0 million as of December 31, 2008. As of December 31, 2008, the forward contracts had a fair value of ($0.2) million.

Interest-Rate Risk

Our exposure to interest-rate risk primarily relates to the interest rates for our outstanding debt and convertible notes and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2008, our total outstanding loans amounted to $9.8 million, with a weighted-average rate of 5.4%. Each of our loans is subject to a variable interest rate. A 1.0% increase in each applicable interest rate would add $0.1 million to our interest expense in 2009. We have not used any derivative financial instruments to manage our interest-risk exposure. Interest-earning instruments carry a degree of interest-rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all of the assets acquired and liabilities assumed in the transaction, and only those assets and liabilities; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R also amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. An entity may not apply it before that date. The adoption of SFAS 141R will change our accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

On April 1, 2009, the FASB issued FASB Staff Position SFAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends the guidance in SFAS Statement No. 141(R), “Business Combinations,” to establish a model for pre-acquisition contingencies that is similar to the one entities used under SFAS 141. Under the FSP 141(R)-1, an acquirer is required to recognize at fair value an “asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement 5, “Accounting for Contingencies,” and Interpretation 14, “Reasonable Estimation of the Amount of a Loss—an Interpretation of FASB Statement No. 5,” to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FAS 141(R)-1 changes our accounting treatment for business combination on a prospective basis beginning on January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“SFAS 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value, with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We do not expect that the adoption of SFAS 160 will have an impact on our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Company will adopt FAS 157 for its nonfinancial assets and nonfinancial liabilities beginning with the first interim period of its fiscal year 2009. We do not expect that the adoption of FSP 157-2 for its nonfinancial assets and nonfinancial liabilities will have a material impact on our financial position, results of operations or cash flows.

In October 2008, the FASB issued FASB Staff Position SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active. It addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. We do not expect the adoption of FSP 157-3 to have a material impact on our consolidated financial statements or the fair value of our financial assets and liabilities.

On April 9, 2009, the FASB issued FASB Staff Position SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. We do not expect the adoption of FSP 157-4 to have a material impact on our consolidated financial statements or the fair value of its financial assets and liabilities.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No.133” (“SFAS 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect that the adoption of FSP FAS 161 will have an impact on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determining the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect that the adoption of FSP 142-3 will have a material impact on our consolidated financial statements.

At its November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force on Issue No. 08-06, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair-value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity-method investments. EITF 08-06 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-06 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We do not expect that the adoption of EITF 08-06 will have a material impact on our consolidated financial statements.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force on Issue No. 08-07, “Accounting for Defensive Intangible Assets” (“EITF 08-07”). EITF 08-07 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R to account for the acquired intangible asset as a separate unit of accounting and to amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-07 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We do not expect that the adoption of EITF 08-06 will have a material impact on our consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position Accounting Principles Board (APB) Opinion 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires recognition of both the liability and equity components of convertible-debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. This standard is effective for US beginning in the first quarter of fiscal year 2009. Since the convertible notes issued in February 2007 may not be settled in cash upon conversion, FSP APB 14-1 will not have an impact on our accounting treatment of the convertible note.

At its June 25, 2008 meeting, the FASB ratified the consensus reached on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, Issue 07-5 may result in changes to those accounting conclusions and may have an impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement-contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. We do not expect that the adoption of EITF 07-5 will have an impact on our consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position SFAS No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP SFAS 115-2” and “FSP SFAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. We do not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS 165 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an Amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for our fiscal year beginning April 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for our fiscal year beginning April 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and our Acting Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our Chief Executive Officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring

Organizations of the Treadway Commission. Our WuXi AppTec, Inc. subsidiary in the U.S. was not required to be included in the 2008 scope of complying with Section 404 of the Sarbanes-Oxley Act. This subsidiary will be required to comply with this law in 2009.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management has excluded from our assessment of internal control over financial reporting that of WuXi AppTec (Holding) Inc. and WuXi AppTec Inc., which were acquired in 2008. The aggregated financial statements of these excluded entities constitute (47) percent and 24 percent of net and total assets, respectively, 23 percent of revenues, and 174 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008. The attestation report issued by Deloitte Touche Tohmatsu CPA Ltd. can be found on page F-3 of this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ying Han, who serves as the chairman, Kian-Wee Seah and Cuong Viet Do. Our board of directors has determined that each is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meets the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934. The board of directors has determined that Ying Han meets the definition of audit committee financial expert, as defined by the SEC.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website, www.wuxiapptec.com, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-144806). You may request a copy of our code of business conduct and ethics free of charge by writing to Legal Department, WuXi AppTec Co. Ltd., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay other fees to our auditors during the periods indicated below.

	2007	2008
Audit fees(1)	$1,762.434	$2,058,000

Audit-related fees(2)	$199,000	$430,000

Tax fees(3)	$5,507	$—
All other fees(4)	$—	$—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
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

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, Deloitte Touche Tohmatsu CPA Ltd., including the fees and terms thereof for audit services, audit-related services, tax services and other non-audit services as described in Section 10A(i)(l)(B) of the Exchange Act, other than those for de minimis services, which are approved by the audit committee or our board of directors prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE Manual, in general NYSE-listed non-U.S. companies may follow their home-country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements because the laws of Cayman Islands do not require such compliance:

•

We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity-compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Manual.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

INDEX TO EXHIBITS

Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of WuXi PharmaTech (Cayman) Inc. reflecting the September 10, 2008 amendment.

2.1*	Specimen American Depositary Receipt.

2.2*	Specimen Certificate for Ordinary Shares.

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts.

4.1*	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007.

4.2*	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007.

4.3	Form of Convertible Note Agreement between WuXi PharmaTech (BVI) Inc. and convertible note purchasers.

4.4*	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007.

4.5*	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007.

4.6*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the vendors named therein.

4.7*	2007 Employee Share Incentive Plan.

4.8*	Form of Option Agreement.

4.9*	Form of Indemnification Agreement between the Registrant and its directors.

4.10*	Form of Employment Agreement between WuXi PharmaTech Co., Ltd. and its other executive officers.

4.11**	Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

4.12**	First Amendment to Agreement and Plan of Merger, dated as of January 30, 2008, to the Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

Number	Description
4.13***	Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and AppTec Laboratory Services, LLC, dated as of December 3, 2002.

4.14	Second Amendment to Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and WuXi AppTec Inc., dated December 30, 2008.

4.15***	Lease Agreement by and between Highwoods Realty Limited Partnership and AppTec Laboratory Services, Inc., dated as of February 28, 2003 and First Amendment dated as of April 4, 2005 and Second Amendment dated as of April 30, 2008.

4.16	Second Amendment to Lease Agreement by and between Alpha Exchange, LLC, formerly known as Highwoods Realty Limited Partnership and WuXi AppTec Inc. dated as of April 30, 2008.

4.17***	Lease Agreement by and between 1201 Northland Drive LLC and AppTec Laboratory Services, LLC, dated as of August 31, 2007.

4.18	First Amendment to Lease Agreement by and between 1201 Northland Drive LLC and WuXi AppTec, Inc., dated as of June 10, 2008.

4.19***	Lease Agreement by and among Popefield North, LLC, formerly known as Lonnie Pope, AppTec Laboratory Services, Inc., formerly known as ViroMed Laboratories doing business as Axios, Inc., Bryant & Associates and Cushman & Wakefield of Georgia, Inc., dated as of March 18, 1997, and First Amendment dated as of June 27, 2002, Second Amendment dated as of March 28, 2005, Third Amendment dated as of June 29, 2006, and Fourth Amendment dated as of November 14, 2006.

4.20*†	Fulltime Equivalents Agreement for Services, dated October 1, 2006, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.21*†	Custom Synthesis Agreement, dated December 1, 2002, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.22*†	Master Chemistry Service Agreement, dated December 1, 2005, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.23*†	Master Chemistry Service Agreement, dated January 2, 2006, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.24*†	Master Starting Material Manufacturing (China) Agreement, dated March 30, 2006, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.25*†	Service Contract, dated March 15, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.26*†	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical Incorporated and WuXi PharmaTech Co., Ltd.

8.1	List of Subsidiaries.

11.1*	Code of Business Conduct and Ethics.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed as an exhibit to the Registrant’s registration statement on Form F-1 (File No. 333-144806), as amended, initially filed with the SEC on July 24, 2007.

**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-150076), as amended, initially filed with the SEC on April 4, 2008.

***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 16, 2008.

†	Confidential treatment has been requested and granted with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 25, 2009	WuXi PharmaTech (Cayman), Inc.

/s/ Edward Hu
Name: Edward Hu
Title: Acting Chief Financial Officer and Chief Operating Officer

WUXI PHARMATECH (CAYMAN) INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2007 and 2008	F-5
Consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008	F-7
Consolidated statements of shareholders’ equity and comprehensive income (loss) for the years ended December 31, 2006, 2007 and 2008	F-8
Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008	F-9
Notes to the consolidated financial statements	F-11
Schedule 1—WuXi PharmaTech (Cayman) Inc. condensed financial statements as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

WuXi PharmaTech (Cayman) Inc.:

We have audited the accompanying consolidated balance sheets of WuXi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WuXi PharmaTech (Cayman) Inc. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

WuXi PharmaTech (Cayman) Inc.:

We have audited the internal control over financial reporting of WuXi PharmaTech (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at WuXi AppTec (Holding) Inc. and WuXi AppTec Inc, which were acquired on January 31, 2008, and whose aggregated financial statements constitute negative 47 percent and 24 percent of net and total assets, 23 percent of revenues, and 169 percent of net loss of the consolidated financial statement amounts as of and for the year ended December 31, 2008, respectively. Accordingly, our audit did not include the internal control over financial reporting at WuXi AppTec (Holding) Inc. and WuXi AppTec Inc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company and our report dated June 25, 2009 expressed an unqualified opinion on those financial statements.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 25, 2009

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data, unless otherwise stated)

	December 31,
	2007	2008
Assets
Current assets:
Cash and cash equivalents	213,584,523	56,624,104
Restricted cash	5,526,262	1,337,792
Short-term investments	—	14,631,434
Accounts receivable, net of allowance of $28,065 and ($637,114) for 2007 and 2008, respectively	18,198,565	36,457,155
Inventories	13,352,242	6,926,213
Other current assets	11,215,365	7,281,013
Current assets of discontinued operations	—	6,508,296

Total current assets	261,876,957	129,766,007

Non-current assets:
Goodwill	—	23,955,671
Property, plant and equipment, net	73,635,180	152,703,801
Intangible assets, net	920,576	9,933,832
Prepaid land use rights	5,159,557	5,423,725
Deferred tax assets	463,311	8,806,944
Other non-current assets	1,719,387	5,809,187

Total non-current assets	81,898,011	206,633,160

Total assets	343,774,968	336,399,167

Liabilities and shareholders’ equity
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	—	7,557,704
Accounts payable	7,216,445	19,828,879
Amounts due to related parties	1,538	—
Accrued liabilities	12,279,284	14,278,515
Deferred revenue	19,705,904	3,373,343
Advanced subsidies	1,077,403	3,079,574
Other taxes payable	4,060,379	5,741,994
Income tax payable	377,188	708,307
Other current liabilities	853,430	2,740,039
Current liabilities of discontinued operations	—	1,495,269

Total current liabilities	45,571,571	58,803,624

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(In U.S. dollars, except share and per share data, unless otherwise stated)

	December 31,
	2007	2008
Non-current liabilities:
Long-term debt, excluding current portion	4,107,001	2,305,375
Advanced subsidies	1,528,868	1,818,800
Convertible notes	40,987,803	35,864,328
Other non-current liabilities	181,291	6,730,821

Total non-current liabilities	46,804,963	46,719,324

Total liabilities	92,376,534	105,522,948

Commitments and contingencies (Note 17)
Shareholders’ equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2007 and 2008; 492,226,776 and 529,385,590 issued and outstanding as of December 31, 2007 and 2008, respectively)	9,844,536	10,587,712
Additional paid-in capital	291,020,465	324,628,874
Accumulated deficit	(57,301,593)	(121,505,088)
Accumulated other comprehensive income	7,835,026	17,164,721

Total shareholders’ equity	251,398,434	230,876,219

Total liabilities and shareholders’ equity	343,774,968	336,399,167

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2006	2007	2008
Net revenues:
Laboratory services	59,775,971	102,383,588	205,027,250
Manufacturing services	10,164,630	32,821,380	48,457,318

	69,940,601	135,204,968	253,484,568

Cost of revenues:
Laboratory services	(26,519,540)	(52,416,484)	(124,723,309)
Manufacturing services	(9,108,759)	(19,930,900)	(32,419,518)

	(35,628,299)	(72,347,384)	(157,142,827)

Gross profit	34,312,302	62,857,584	96,341,741

Operating expenses:
Selling and marketing expenses	(1,840,666)	(2,333,490)	(7,370,597)
General and administrative expenses	(22,343,558)	(30,329,161)	(49,400,861)
Impairment charges	—	—	(60,496,773)

Total operating expenses	(24,184,224)	(32,662,651)	(117,268,231)

Operating income (loss)	10,128,078	30,194,933	(20,926,490)
Other income, net	35,013	2,435,178	1,045,275
Interest expense	(1,116,881)	(1,181,979)	(1,394,145)
Interest income	204,668	3,952,815	2,307,622

Income (loss) from continuing operations before income taxes	9,250,878	35,400,947	(18,967,738)
Income tax (expense) benefit	(397,404)	(1,498,238)	4,016,287

Income (loss) from continuing operations	8,853,474	33,902,709	(14,951,451)

Loss from discontinued operations before income taxes	—	—	(61,665,169)
Income tax benefit	—	—	12,413,125

Loss from discontinued operations	—	—	(49,252,044)

Net income (loss)	8,853,474	33,902,709	(64,203,495)

Income (loss) attributable to holders of ordinary shares (Note 14)
Basic	(35,147,766)	21,655,162	(64,203,495)
Diluted	(35,147,766)	27,278,692	(64,203,495)

Earnings (loss) per ordinary share from continuing operations
Basic	$(0.15)	$0.07	$(0.03)

Diluted	$(0.15)	$0.05	$(0.03)

Earnings (loss) per ordinary share from discontinued operations
Basic	—	—	(0.10)

Diluted	—	—	(0.10)

Earnings (loss) per ordinary share
Basic	$(0.15)	$0.07	$(0.13)

Diluted	$(0.15)	$0.05	$(0.13)

Shares used in calculating basic earnings per share	238,506,600	308,050,216	510,201,761
Shares used in calculating diluted earnings per share	238,506,600	515,147,489	510,201,761

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except share and per share data, unless otherwise stated)

	Ordinary		Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Treasury		Total shareholders’ equity (Deficit)	Comprehensive income (loss)
	Shares	Amount				Shares	Amount
Balance as of January 1, 2006	249,060,000	4,981,200	5,466,581	311,569	385,767	—	—	11,145,117
Dividends declared	—	—	—	(6,000,000)	—	—	—	(6,000,000)
Deemed dividend on issuance of Series B preference shares	—	—	—	(24,138,240)	—	—	—	(24,138,240)
Deemed dividend for beneficial conversion feature	—	—	19,200,000	(19,200,000)	—	—	—	—
Share-based compensation expenses	—	—	6,248,343	—	—	—	—	6,248,343
Capital contributions in connection with share-based compensation	—	—	2,160,327	—	—	—	—	2,160,327
Purchase of treasury shares	—	—	—	—	—	(28,000,000)	(560,000)	(560,000)
Issuance of treasury shares	—	—	—	—	—	10,000,000	200,000	200,000
Cumulative translation adjustment	—	—	—	—	1,163,354	—	—	1,163,354	1,163,354
Net income	—	—	—	8,853,474	—	—	—	8,853,474	8,853,474

Balance as of December 31, 2006	249,060,000	4,981,200	33,075,251	(40,173,197)	1,549,121	(18,000,000)	(360,000)	(927,625)	10,016,828

Series A, B and C preference shares converted into ordinary shares upon initial public offering	216,498,550	4,329,971	96,263,712	—	—	—	—	100,593,683
Issuance of ordinary shares upon initial public offering, net of direct costs	95,826,776	1,916,536	150,966,640	—	—	—	—	152,883,176
Purchase of treasury shares	—	—	—	(43,419,285)	—	(51,158,550)	(1,023,171)	(44,442,456)
Retirement of treasury shares	(69,158,550)	(1,383,171)	—	—	—	69,158,550	1,383,171	—
Deemed dividend on the repurchase of preference shares in excess of carrying amount	—	—	—	(7,611,820)	—	—	—	(7,611,820)
Share-based compensation expenses	—	—	10,714,862	—	—	—	—	10,714,862
Cumulative translation adjustment	—	—	—	—	6,285,905	—	—	6,285,905	6,285,905
Net income	—	—	—	33,902,709	—	—	—	33,902,709	33,902,709

Balance as of December 31, 2007	492,226,776	9,844,536	291,020,465	(57,301,593)	7,835,026	—	—	251,398,434	40,188,614

Issuance of ordinary shares in connection with acquisition	4,120,526	82,411	15,089,366	—	—	—	—	15,171,777
Shares issued upon conversion of convertible notes	3,253,000	65,060	5,058,415	—	—	—	—	5,123,475
Issuance of ordinary shares pursuant to share option plan	29,785,288	595,705	414,142	—	—	—	—	1,009,847
Share-based compensation expenses	—	—	13,046,486	—	—	—	—	13,046,486
Cumulative translation adjustment	—	—	—	—	9,329,695	—	—	9,329,695	9,329,695
Net loss	—	—	—	(64,203,495)	—	—	—	(64,203,495)	(64,203,495)

Balance as of December 31, 2008	529,385,590	10,587,712	324,628,874	(121,505,088)	17,164,721	—	—	230,876,219	(54,873,800)

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2006	2007	2008
Operating activities:
Net income (loss)	8,853,474	33,902,709	(64,203,495)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	8,408,670	10,714,862	13,046,486
Depreciation and amortization expenses	3,756,169	8,826,688	31,035,983
Provision for (recovery of) doubtful receivables	2,875	15,896	(665,179)
Inventory write down	31,987	174,169	4,697,277
Loss (gain) on disposal of long-lived assets	(374,818)	91,397	124,418
Property, plant and equipment impairment	—	—	14,138,946
Intangible assets impairment	—	—	24,332,885
Goodwill impairment	—	—	71,606,153
Loss (gain) on forward contracts marked to market	—	(2,390,915)	2,722,458
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(7,838,944)	(5,626,818)	(7,201,995)
Inventories	(6,012,526)	(3,123,268)	7,876,878
Amounts due from related parties	281,206	145,805	—
Other current assets	(1,727,445)	(5,765,964)	253,273
Other non-current assets	812	(738,376)	245,348
Accounts payable	3,156,278	1,768,977	(5,290,298)
Accrued liabilities	4,092,452	6,583,699	(818,315)
Other taxes payable	319,907	1,493,998	2,150,006
Other current liabilities	77,984	(284,354)	3,218,046
Deferred revenue	2,369,952	17,087,066	(14,682,944)
Amounts due to related parties	(44,361)	(204,927)	(1,538)
Advanced subsidies	106,902	1,110,796	1,476,830
Convertible note interest payable	—	987,803	—
Deferred taxes	(130,588)	461,690	(23,400,641)

Net cash provided by operating activities	15,329,986	65,230,933	60,660,582

Investing activities:
Acquisition of businesses, net of cash acquired	—	—	(142,256,589)
Purchase of property, plant and equipment	(24,328,905)	(40,105,282)	(63,250,362)
Proceeds from sales of property, plant and equipment	1,026,774	4,299	177,440
Purchase of prepaid land use rights	(2,390,301)	(308,297)	—
Purchase of intangible assets	(180,652)	(558,421)	(748,480)
Change in restricted cash	(1,392,150)	(3,184,341)	4,704,332
Short-term investments	—	—	(14,393,170)
Advanced subsidy received for construction	1,020,371	—	601,638

Net cash used in investing activities	(26,244,863)	(44,152,042)	(215,165,191)

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In U.S. dollars, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2006	2007	2008
Financing activities:
Dividends paid	(6,750,324)	—	—
Repayment of long-term debt	(75,627)	(1,971,827)	(5,689,936)
Proceeds from long-term debt	5,327,010	—	—
Repayment of short-term bank borrowings	(4,535,215)	(9,859,133)	(74,747,003)
Proceeds from short-term bank borrowings	4,695,679	—	73,877,868
Repayment of loan from related party	(1,709,995)	—	—
Proceeds from convertible notes	—	40,000,000	—
Cash proceeds from initial public offering, net of direct issuance costs	—	152,883,176	—
Purchase of treasury shares	(208,092)	(44,442,456)	—
Proceeds from issuance of preference shares, net of direct issuance costs	18,752,255	53,972,030	—
Repurchase of Series A and B preference shares	—	(10,096,611)	—
Proceeds from exercise of share options	46,037	—	1,009,847

Net cash provided by (used in) financing activities	15,541,728	180,485,179	(5,549,224)

Effect of exchange rate changes on cash and cash equivalents	191,136	2,337,428	3,093,414

Net increase (decrease) in cash and cash equivalents	4,817,987	203,901,498	(156,960,419)
Cash and cash equivalents at beginning of year	4,865,038	9,683,025	213,584,523

Cash and cash equivalents at end of year	9,683,025	213,584,523	56,624,104

Supplemental disclosure of cash flow information:
Cash paid for interest	(892,009)	(389,720)	(1,062,224)
Cash paid for taxes	(920,871)	(732,129)	(5,286,118)
Non-cash investing and financing activities:
Deemed dividend on issuance of Series B preference shares	24,138,240	—	—
Deemed dividend on repurchase of preference shares in excess of carrying amount	—	7,611,820	—
Accounts payable for purchase of property, plant and equipment	6,367	4,343,472	10,433,991
Amount payable to related parties for treasury share purchases, at cost	197,945	—	—
Conversion of convertible notes	—	—	5,123,475
New share issuance for AppTec acquisition	—	—	15,171,777

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

WuXi PharmaTech (Cayman) Inc. was incorporated under the laws of the Cayman Islands on March 16, 2007. As of December 31, 2008, the Company operated primarily through the following subsidiaries:

Name of company	Place and date of Incorporation / establishment	Attributable equity interest held	Principal activity
WuXi AppTec (BVI) Inc.	British Virgin Islands June 3, 2004	100%	Holding company of PRC subsidiaries
WuXi AppTec Co., Ltd.	People’s Republic of China June, 2005	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec (Shanghai) Co., Ltd.	People’s Republic of China April 2, 2002	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai SynTheAll PharmaTech Co., Ltd.	People’s Republic of China January 23, 2003	100%	Pharmaceutical manufacturing
WuXi AppTec (Suzhou) Co., Ltd.	People’s Republic of China August 18, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WUXIAPPTEC (Tianjin) Co., Ltd	People’s Republic of China June 5, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec Holding Company, Inc	United States January 3, 2008	100%	Holding company of U.S. subsidiaries
WuXi AppTec, Inc	United States January 3, 2008	100%	Laboratory services to biotechnology and medical device industries
WX (BVI), Limited.	British Virgin Islands July 4, 2008	100%	Holding company of European subsidiaries
Kaipara Enterprises Ltd.	Cyprus July 14, 2008	100%	Shell company
Klivia Investments Sp. Z o.o.	Poland July 31, 2008	100%	Intermediate holding company

On February 25 and February 28, 2008, the Company renamed its PRC subsidiaries and BVI holding company, respectively, after the acquisition of AppTec.

The Company, together with its subsidiaries, is principally engaged in providing laboratory and manufacturing services to support research and development for pharmaceutical, biotechnology and medical device companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses in the financial statements and accompanying notes. The significant estimates included in the accompanying consolidated financial statements include assumptions regarding the valuation of goodwill and other long-lived assets, the estimated useful lives of long-lived assets, valuation of deferred tax assets, provision for uncertain tax positions and certain assumptions used in the computation of share-based compensation expenses. Actual results may vary from these estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments that are unrestricted as to withdrawal and use and that have original maturities of three months or less from the date of purchase.

(d) Restricted cash

Restricted cash represents cash held (i) as cash deposited for forward contracts and (ii) collateral for letters of credit issued primarily for equipment purchases. The classification is based on the expected expiration of the underlying letters of credit and forward contracts.

(e) Short-term investments

Short-term investments represent held-to-maturity securities and are measured at amortized cost in the statement of financial position. The Company classifies investments with maturities of more than three months and less than twelve months as short-term investments.

(f) Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling price less estimated costs of completion and distribution. The Company determines cost on a weighted-average basis. Cost is comprised of direct materials and, where applicable, direct labor and overhead costs that have been incurred in bringing the inventories to their present location and condition.

(g) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Interest capitalized into property, plant and equipment was nil, $168,298 and nil in 2006, 2007 and 2008, respectively. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. The Company expenses repair and maintenance costs when they are incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 years
Vehicles	5 years
Fixtures and equipments	1 to 14 years
Building improvements	3 to 11 years

(h) Prepaid land use rights

All land in the PRC is owned by the PRC government, who, according to PRC law, may sell the right to use the land for a specified period of time. Prepaid land use rights are recognized ratably over the life of the 50 year land lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

(i) Intangible assets, net

Intangible assets consist primarily of acquired software licenses, customer relationships and sales backlog. They are recorded at cost less accumulated amortization. Customer relationships and sales backlog are amortized on an accelerated basis of between one and four years, while all the other intangible assets are amortized on a straight-line basis over their expected useful lives ranging from two to ten years.

(j) Goodwill

Goodwill represents the cost in excess of the fair value of net tangible and identifiable intangible assets acquired in business combinations. The Company performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit was determined by the Company, with reference to a third-party valuation, using expected present value of future cash flows. The key assumptions used in the calculation included the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management has selected November 30 to perform its annual impairment test.

The Company determined that an indication of potential goodwill and long-lived asset impairment existed as a result of a significant decrease in the market capitalization during the fourth quarter of 2008, due in large part to the general economic downturn and its negative impact on the future of the Company’s biologics manufacturing and biologics and medical device testing services businesses. The Company revaluated the long-term cash flow projections of these businesses in light of a significant declines in new sales orders commencing in the fourth quarter of 2008. As a result of the analysis, in November 2008 the board of directors approved the closure of the Philadelphia biologics manufacturing operation due to this business’ poor outlook and in order to prioritize resources to other areas of the Company’s global businesses. These global strategy decisions in the fourth quarter of 2008 further impacted the future cash flow projection of the Company’s biologic and medical device testing services. Therefore, the Company recognized a goodwill impairment of $71,606,153.

A rollforward of goodwill by segments is as follows:

	Laboratory Services	Manufacturing Services	Total
Balance as of January 1, 2008	$—	$—	$—
Goodwill arising from the acquisition of AppTec	65,937,659	29,624,165	95,561,824
Impairment recognized	(41,981,988)	(29,624,165)	(71,606,153)

Balance as of December 31, 2008	$23,955,671	$—	$23,955,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

All of the goodwill impairment associated with the manufacturing services segment has been recorded as a component of discontinued operations in the consolidated statements of operations.

(k) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

For the reason stated in Note 2(j), the Company performed a recoverability test of its long-lived assets in the fourth quarter of 2008. Based on this analysis, the Company recognized an impairment of acquired intangibles related to its continuing operations of $18,514,785, and an impairment of $19,957,046 related to its discontinued operations, of which $5,818,100 was for acquired intangible assets and $14,138,946 was for property, plant and equipment.

Fair value of the long-lived intangible assets was determined by the Company, with reference to a third-party valuation, based on the excess earnings method, a method within the income approach whereby the value of an intangible asset is captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market. Fair value of the long-lived tangible assets was determined based on estimated selling price less cost to sell.

(l) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Revenue is recognized net of sales-related taxes of $28,388, $173,609 and $179,173 for the years ended December 31, 2006, 2007 and 2008, respectively.

For laboratory services provided on a fee-for-service or project basis, the Company recognizes revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report. Revenue for long-term testing projects is recognized ratably over the expected term of the project.

For laboratory services provided under a full time equivalent (FTE) basis, the customer pays a fixed rate per FTE and the Company recognizes revenue as the services are provided. FTE contracts do not require acceptance by the customer or fixed deliverables from the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The Company provides manufacturing services to its customers, which involve the manufacture of advanced intermediates and active pharmaceutical ingredients for use in preclinical and clinical trials. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss have been transferred, assuming all other revenue recognition criteria has been met. The Company records deferred revenues for payments received from the customer prior to the delivery of the products.

(m) Shipping and handling costs

Payments received from customers for shipping and handling costs are included in cost of revenues. Shipping and handling costs relating to the delivery of technical reports or products are included in selling expenses and were $652,714, $899,180 and $643,240 for the years ended December 31, 2006, 2007 and 2008, respectively.

(n) Government subsidies

Government subsidies are initially recorded as advanced subsidies and are recognized in income or as a reduction to the cost of assets acquired when the associated obligations for earning such subsidies have been met. The Company received government subsidies of $921,511, $335,211 and $2,288,230, which have been received for general corporate purposes and have been recognized as income of current period during the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2007 and 2008, the Company had recorded $2,606,271 and $4,898,374 of advanced subsidies.

(o) Operating leases

Leases where substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Operating leases expense is charged to the consolidated statement of operations on a straight-line basis over the lease period.

The Company has obtained certain deferred lease credits, which represent leasehold improvements made directly by the Company that are to be reimbursed by the landlord. Deferred lease credits are amortized using the straight-line method over the related lease term, beginning with the lease commencement date, and recorded as a component of lease expense.

(p) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $14,683, $14,435 and $268,931 for the years ended December 31, 2006, 2007 and 2008, respectively, and are classified as selling and marketing expenses.

(q) Share-based compensation

The Company accounts for share-based awards as compensation expenses, net of estimated forfeitures, in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the service period. Share-based compensation expenses have been recorded in either cost of revenues or general and administrative expenses, depending on the job functions of the grantees. The Company recognized share-based compensation expenses of $8,408,670, $10,714,862 and $13,046,486 for the years ended December 31, 2006, 2007 and 2008, respectively (see Note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The share-based compensation has been recorded as follows:

	Year Ended December 31,
	2006	2007	2008
Cost of revenues	541,029	2,069,143	3,020,083
General and administrative expenses	7,867,641	8,645,719	10,026,403

(r) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

In the first quarter of 2007, the Company adopted the Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”). Based on its analysis under the criteria of FIN 48, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. See Note 13 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.

(s) Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss years as their effects would be anti-dilutive.

Prior to the Company’s initial public offering on August 9, 2007, the Company determined that its Series A, Series B and Series C convertible redeemable preference shares were participating securities as the preference shares participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Company used the two-class method of computing diluted earnings (loss) per share. Under this method, net income attributable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preference shares to the extent that each class may share income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

Upon the consummation of the Company’s initial public offering on August 9, 2007, the Series A, Series B and Series C preference shares were automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

(t) Foreign currency translation

The reporting currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollars at the exchange rate on the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into U.S. dollars at the applicable rates of exchange on the first day of the month the transaction occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of the Company’s PRC subsidiaries are maintained in local currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Cumulative translation adjustments are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income (loss). Transaction gains and losses are recognized in the statements of operations in other income, net.

The Renminbi, or RMB, the local currency of the Company’s PRC subsidiaries, is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign-exchange trading system. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $52,407,016 and $40,626,093 as of December 31, 2007 and 2008, respectively.

(u) Derivative instruments

From time to time, the Company enters into deliverable and non-deliverable foreign-exchange forward contracts with financial institutions. The Company does not apply hedge accounting to the instruments and, as such, they are marked to market at each reporting date, with changes in fair value recognized in the statements of operations.

The gains (losses) from foreign-exchange forward contracts were $2,255, $2,895,484 and ($182,654) for the years ended December 31, 2006, 2007 and 2008, respectively, and have been included in other income, net.

(v) Comprehensive income

Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income and foreign-currency translation adjustments. The Company discloses this information on its statement of shareholders’ equity and comprehensive income.

(w) Concentration of credit risks

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company establishes an allowance for doubtful receivables primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

(x) New accounting pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all of the assets acquired and liabilities assumed in the transaction, and only those assets and liabilities, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R also amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. An entity may not apply it before that date. The adoption of SFAS 141R will change the Company’s accounting treatment for business combination on a prospective basis beginning on January 1, 2009.

On April 1, 2009, the FASB issued FASB Staff Position (“FSP”) SFAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141R-1”), which amends the guidance in SFAS 141, “Business Combinations,” (“SFAS 141”) to establish a model for pre-acquisition contingencies that is similar to the one entities used under SFAS 141. Under the FSP 141R-1, an acquirer is required to recognize at fair value an “asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement 5 “Accounting for Contingencies” and Interpretation 14 “Reasonable Estimation of the Amount of a Loss—an Interpretation of FASB Statement No. 5” to determine whether the contingency should be recognized as of the acquisition date or after it. FSP 141R-1 is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP 141R-1 will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“SFAS 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value, with any gain or loss recognized in earnings. SFAS 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Company does not expect that the adoption of SFAS 160 will have an impact on the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

In February 2008, the FASB issued FSP No. SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Company will adopt SFAS 157 for its nonfinancial assets and nonfinancial liabilities beginning with the first interim period of its fiscal year 2009. The Company does not expect that the adoption of FSP 157-2 for its nonfinancial assets and nonfinancial liabilities will have a material impact on its financial position, results of operations or cash flows.

In October 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active. It addresses application issues such as the use of internal assumptions when relevant observable data do not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS 157. The Company does not expect the adoption of FSP 157-3 will have a material impact on the Company’s consolidated financial statements or the fair value of its financial assets and liabilities.

On April 9, 2009, the FASB issued FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company does not expect the adoption of FSP 157-4 will have a material impact on the Company’s consolidated financial statements or the fair value of its financial assets and liabilities.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No.133” (“SFAS 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect that the adoption of FSP SFAS 161 will have an impact on the consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, “Determining the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of FSP 142-3 will have a material impact on the consolidated financial statements.

At its November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force on Issue No. 08-06, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair-value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity-method investments. EITF 08-06 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-06 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

permitted. The Company does not expect that the adoption of EITF 08-06 will have a material impact on the consolidated financial statements.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force on Issue No. 08-07, “Accounting for Defensive Intangible Assets” (“EITF 08-07”). EITF 08-07 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R to account for the acquired intangible asset as a separate unit of accounting and to amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-07 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company does not expect that the adoption of EITF 08-06 will have a material impact on the consolidated financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board (APB) Opinion 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. This standard is effective for the Company beginning in the first quarter of fiscal year 2009. Since the convertible notes issued in February 2007 may not be settled in cash upon conversion, FSP APB 14-1 will not have an impact on the Company’s consolidated financial statements.

At its June 25, 2008 meeting, the FASB ratified the consensus reached on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. The “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, EITF 07-5 may result in changes to those accounting conclusions and may have an impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Company does not expect that the adoption of EITF 07-5 will have an impact on the consolidated financial statements.

In April 2009, the FASB issued FSP SFAS No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2” and “FSP 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Company does not expect the adoption of FSP SFAS 115-2 and SFAS 124-2 to have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively. Currently the Company is still assessing the potential impact, if any, on its consolidated financial statements.

In June 2009 the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets—an Amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for the fiscal year beginning April 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In June 2009 the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for the fiscal year beginning April 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

3. ACQUISITION

On January 31, 2008, the Company acquired AppTec, a U.S.-based service provider for the biopharmaceutical and medical device industries that offered testing, contract research and development and cGMP biologics manufacturing services. As a result of the acquisition, the Company brings together complementary service offerings and expertise to create a broad service covering both chemistry and biologics to provide value-added services to its customers.

The results of acquired entities for the period in which a business combination occurs are included in the consolidated statement of operations after the date of acquisition.

The purchase price included the following:

Cash	$137,300,000
Debt assumed	11,700,000
Fair value of ordinary shares issued and held in escrow	15,171,777
Acquisition related transaction costs	4,963,038

Total purchase price	$169,134,815

The Company issued 4,120,526 of its ordinary shares for the acquisition. These shares were required to be held for a 15-month period in escrow, through April 30, 2009 to cover potential indemnities. The fair value of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

ordinary shares of $15,171,777 was calculated as the average market price of the Company’s common shares over the two-day period before and after the terms of the acquisition were agreed to and announced.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

	Amount	Amortization Period
Current assets	$20,039,598
Property, plant and equipment	33,820,000	1~14 years
Intangible asset-sales backlog	193,548	1 year
Intangible asset-customer relationship	46,451,613	2~4 years
Other non-current assets	5,995,320
Current liabilities	(17,764,324)
Long-term debt	(15,162,764)
Goodwill	95,561,824

Total net assets acquired	$169,134,815

The $95,561,824 of goodwill was assigned to the laboratory services and manufacturing services segments in the amounts of $65,937,659 and $29,624,165, respectively. None of the goodwill is expected to be deductible for tax purposes.

The valuations of the customer relationship and sales backlog were calculated based on the excess earnings method, a method within the income approach whereby the value of an intangible asset is captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings method explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

Pro forma result (unaudited)

The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2007 and 2008 as if the acquisition had occurred as of January 1, 2007 and 2008. These pro forma results have been prepared for informational purposes only based on the Company’s best estimate and are not indicative of the results of operations that would have been achieved had the acquisition occurred as of January 1, 2007 and 2008.

	2007	2008
Revenues from continuing operations	$195,759,403	$258,519,525

Net Income (loss)	$28,277,445	$(61,658,803)

—from continuing operations	33,523,283	(11,621,624)
—from discontinued operations	(5,245,838)	(50,037,179)

Income (loss) per ordinary share from continuing operations
Basic	$0.07	$(0.02)

Diluted	$0.05	$(0.02)

Income (loss) per ordinary share from discontinued operations
Basic	$(0.02)	$(0.10)

Diluted	$(0.01)	$(0.10)

Income (loss) per ordinary share
Basic	$0.05	$(0.12)

Diluted	$0.04	$(0.12)

The operating results of the U.S. biologics manufacturing operations were included in discontinued operations because the Company decided to close such operation on December 2, 2008.

4. DISCONTINUED OPERATIONS

The Company decided to close its U.S. biologics manufacturing operation located in Philadelphia on December 2, 2008. This decision was made amid the rapid deterioration of the Company’s biologics manufacturing business as the worsening economic condition in the U.S. continued to have a significant negative impact on small biotechnology companies who are the primary customers for biologics manufacturing. The Company determined that the downturn in biologics manufacturing would not be short-lived and therefore made the decision to better align Company resources to other profitable businesses. The Company ceased accepting any new business as of December 2, 2008, completed production of all remaining orders and ancillary operations and closed both the plant and associated offices by December 31, 2008. The Company will have no continuing involvement with respect to such operation. As a result, the Company reported the results of the Philadelphia biologics manufacturing operations as discontinued operations in the consolidated statements of operations. Certain property, plant and equipment are recorded as assets held for sale as of December 31, 2008, as the Company has both the intent and ability to sell them during 2009 as a part of the approved closure plan.

The closure of the operations required the Company to record severance and other employee-related charges of $1,559,326, and impairment charges for long-lived assets and goodwill of $19,957,046 and $29,624,165,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

respectively. The resulting loss of $49,581,211 has been reflected in loss on discontinued operations for the year ended December 31, 2008.

The employee-related charges of $1,559,326 include severance pay, employee benefits and vacation pay. Approximately $469,000 has been paid in 2008 and the remaining balance has been recorded as a liability as of December 31, 2008.

Summarized operating results from discontinued operations are as follows:

Year Ended December 31, 2008
Net revenues	$8,348,756
Cost of revenues	(19,626,897)
General and administrative expenses	(514,766)
Selling and marketing expenses	(291,051)
Impairment losses	(49,581,211)

Losses before income taxes	(61,665,169)
Income taxes	12,413,125

Losses from discontinued operations	$(49,252,044)

Summarized assets and liabilities from discontinued operations included in the Company’s consolidated balance sheet were as follows:

December 31, 2008
Accounts receivable, net	$2,267,471
Property, plant and equipment	3,743,626
Other current assets	497,199

Current assets of discontinued operations	$6,508,296

Accounts payable	$309,000
Accrued liabilities	1,090,379
Other liabilities	95,890

Current liabilities of discontinued operations	$1,495,269

5. FAIR VALUE MEASUREMENT

On January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements”, (“SFAS 157”). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. The Company’s adoption of SFAS 157 was limited to its financial assets and liabilities, as permitted by FSP 157-2. The Company does not have any nonfinancial assets or nonfinancial liabilities that it recognizes or discloses at fair value in its financial statements on a recurring basis. The implementation of the fair value measurement guidance of SFAS 157 did not result in any material changes to the carrying values of the Company’s financial instruments on its opening balance sheet on January 1, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use current market-based or independently sourced market parameters, such as interest rates and currency rates, when possible.

As of December 31, 2008, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Description	Year Ended December 31, 2008	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Foreign-exchange forward contracts	$(205,265)	$—	$(205,265)	$—

The Company held deliverable foreign-exchange forward contracts with a total notional value of $48,000,000 as of December 31, 2008. These contracts mature in between one to six months. In 2008, the Company entered into a non-deliverable foreign-exchange forward contract with a well-known financial institution. Under such contract, parties agree to exchange two currencies at pre-determined rate at a specified date in the future without physical delivery of the two currencies. A non-deliverable forward currency contract is an illiquid instrument which is not transferrable or tradable. As such, the Company will hold the investments until the settlement date. In addition, the Company held a non-deliverable forward contract and non-deliverable forward contract option with notional values of $60,000,000 and $30,000,000 as of December 31, 2008, respectively. This contract matures between one and ten months.

Date	Financial instrument	Notional value	Fair value
As of December 31, 2008	Deliverable forward-exchange forward contract	$48,000,000	$213,214

As of December 31, 2008	Non-deliverable forward-exchange forward contract	$60,000,000	$(1,699,480)

As of December 31, 2008	Non-deliverable forward-exchange forward contract option	$30,000,000	$1,281,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The Company used a valuation model as the Monte Carlo pricing method in valuing certain derivative financial instruments. The Monte Carlo pricing method is a standard methodology that simulates various sources of uncertainty that affect the value of the instrument and then determines an average value over the range of resultant outcomes. The sources the Company used included market data loaded from external sources, such as spot, forward and interest rates and market implied volatility. The Company also considered the effect of its own credit standing and that of the counterparties in the valuation of derivative financial instruments.

For the remainder of the derivative financial instruments, the Company used a discounted cash flow methodology, which requires inputs such as interest-rate yield curves and foreign exchange rates.

The significant inputs used in the aforementioned models are either directly observable or can be corroborated with market observable data and therefore the fair value measurements are classified as level 2.

The Company is also required by SFAS 107, “Disclosures about Fair Value of Financial Instruments,” to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheet. The estimated fair value of the Company’s financial instruments, including short-term investments, accounts receivables, advances to suppliers, accounts payable, income tax payable, accrued liabilities and short-term borrowings, approximates their carrying value due to their short-term nature. The carrying value of the Company’s long-term bank borrowings and payables approximate their fair value as the balances were recently entered into and market rates have not fluctuated significantly since the entry dates. The convertible notes had a carrying value of $35,864,328 and a fair value of $32,934,411 as of December 31, 2008, which was comprised of the present value of loan feature and the fair value of the conversion feature computed using the Black-Scholes model.

6. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2007	2008
Raw materials	$4,523,400	$3,820,030
Work-in-progress	1,821,506	2,120,193
Finished goods	7,007,336	985,990

Total	$13,352,242	$6,926,213

For the years ended December 31, 2006, 2007 and 2008, inventory was written down by $31,987, $174,169 and $4,697,277, respectively, to reflect the lower of cost or net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2007	2008
Buildings	$35,112,088	$40,231,945
Vehicles	1,684,511	1,897,780
Fixtures and equipment	36,138,425	71,987,034
Building improvements	2,036,837	10,961,684

Total	74,971,861	125,078,443
Less: Accumulated depreciation	(15,202,578)	(30,442,475)

Subtotal	59,769,283	94,635,968
Construction in progress	13,865,897	58,067,833

Property, plant and equipment, net	$73,635,180	$152,703,801

Depreciation expense was $3,597,825, $8,507,139 and $16,383,797 for the years ended December 31, 2006, 2007 and 2008, respectively.

Impairment charges for property, plant and equipment were nil, nil and $14,138,946 for the years ended December 31, 2006, 2007 and 2008, respectively (See Note 2k).

As of December 31, 2007 and 2008, the Company had pledged fixtures and equipment and buildings with total carrying amount of approximately $10,713,520 and $21,459,858, respectively, to secure banking facilities granted to the Company.

8. INTANGIBLE ASSETS, NET

As of December 31, 2007 and 2008, the Company had the following amounts related to amortizable intangible assets:

	As of December 31,
	2007	2008
Cost:
Customer lists	$357,937	$22,564,475
Sales backlog	54,992	177,419
Software	1,078,123	1,907,102

Total	$1,491,052	$24,648,996

Accumulated amortization:
Customer lists	(135,602)	(13,652,757)
Sales backlog	(54,992)	(177,419)
Software	(379,882)	(884,988)

Total	$(570,476)	$(14,715,164)

Intangible assets, net	$920,576	$9,933,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The Company recorded total amortization expense of $158,344, $319,551 and $14,652,186 for the years ended December 31, 2006, 2007 and 2008, respectively. Loss from discontinued operations for the year ended December 31, 2008 included $2,439,964 of the $14,652,186 in amortization expenses recognized.

Impairment charges for intangible assets were nil, nil and $24,332,885 for the years ended December 31, 2006, 2007 and 2008, respectively (see note 2k).

The following table presents the total estimated amortization expense for intangible assets for the five succeeding years:

Year	Total
2009	3,540,172
2010	3,211,233
2011	1,651,434
2012	1,501,564
2013	29,429

9. BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2007	2008
PRC
Long-term debt, including current portion	$4,107,001	$4,389,430

PRC subtotal	$4,107,001	$4,389,430

U.S.
Senior debt—short-term borrowings under revolving line of credit	$—	$2,881,195
Senior debt—borrowings under term note	—	2,367,444
Subordinated debt	—	225,010

U.S. subtotal	$—	$5,473,649

Grand total	$4,107,001	$9,863,079

Analysis as:
Short-term bank borrowings	$—	$2,881,195
Long-term debt, current portion	—	4,676,509

Sub-total, current portion	—	7,557,704
Long-term debt, non-current portion	4,107,001	2,305,375

Total	$4,107,001	$9,863,079

The Company’s PRC subsidiaries had long-term bank borrowings of $4,107,001 and $4,389,430 as of December 31, 2007 and 2008 respectively, which are due on April 20, 2009 and pledged by buildings of the subsidiaries with the carrying amount of $5,214,091 as of December 31, 2008. The average interest rate was 6.24% and 6.90% per annum for the years ended December 31, 2007 and 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

AppTec entered into a Credit and Security Agreement in July 2006 and subsequently amended the agreement in July 2007. The agreement provides for short-term borrowings under revolving lines of credit of up to $8,000,000. The facility will expire on July 14, 2010. The weighted average interest rate on the short-term bank borrowings for the year ended December 31, 2008 was 5.09%. The Credit and Security Agreement requires AppTec to meet certain restrictive financial covenants relating to minimum earnings before taxes, minimum debt service coverage ratio and maximum capital expenditures and prevent the incurrence of any indebtedness, except permitted indebtedness, as defined, or declaring or paying dividends. The borrowings under the revolving line of credit as of December 31, 2008 were $2,881,195 and were repaid in February 2009.

AppTec entered into a term note with a principal amount of $3,810,000 on February 13, 2003, which is payable in 180 consecutive monthly payments of principal and interest totaling $28,184. The term note bears interest at a fixed rate of 4% per annum and requires AppTec to meet customary representations, warranties and funding conditions. In addition, the term note contains subjective acceleration and cross-default clauses under which the lender may declare an event of default if a material adverse change in the AppTec’s business occurs or if AppTec defaults on other indebtedness. As of December 31, 2008, the outstanding balance of the term note is $2,367,444.

The Credit and Security Agreement and term note are collateralized by substantially all of AppTec’s assets having a carrying amount of $82,029,819 as of December 31, 2008.

On February 28, 2003, AppTec obtained a machinery and equipment loan agreement (“MELF”) for $500,000. The MELF is payable in 84 consecutive monthly payments of principal and interest totaling $6,607 and bears interest at a fixed rate of 3% per annum. The balance of subordinated debt was $225,010 as of December 31, 2008.

The schedule of future payments as of December 31, 2008 is as follows:

2009	$7,557,704
2010	229,739
2011	276,072
2012	221,502
2013	218,625
Thereafter	1,359,437

Total	$9,863,079

10. CONVERTIBLE NOTES

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

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

Contingent conversion

At any time after an IPO or a sale transaction occurs, the note holders shall have the right, but not the obligation, to convert in whole or in part the outstanding principal amount plus all accrued and unpaid interest thereon to the date of such conversion, into such number of fully paid ordinary shares of the Company.

Contingent conversion price

The notes become convertible into ordinary shares at a conversion price equal to 90% of either:

(i)	The final offering price per share in the case of an IPO, or

(ii)	The price per share offered for ordinary shares in a sale transaction.

No fractional shares shall be issued. In lieu of fractional shares, the Company shall pay to the note holders the amount of outstanding principal and interest that is not so converted.

Redemption

If the Company does not consummate a qualifying IPO prior to January 1, 2008, then from and after the earlier of (i) January 1, 2008 and (ii) the date upon which an IPO that is not a qualifying IPO is consummated, the note holders shall have the right, at its option, to require the Company to repurchase the notes, in cash, for an aggregate purchase price equal to (i) the aggregate initial principal amount plus (ii) an amount representing a 12% internal rate of return (which shall include all accrued and unpaid interest on the initial principal amount) on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

the initial principal amount, calculated from February 9, 2007 through and until the date of payment in full of the above price.

In the event that the note holders exercise the put option and the Company does not have sufficient funds to pay the price in full, the notes and the then outstanding principal amount plus all accrued and unpaid interest thereon shall remain outstanding until the date the note holders receive the price in full and the note holders shall maintain all rights and remedies under the notes.

The redemption right lapsed on August 9, 2007, the qualified IPO date.

Call Option

If the Company consummates an IPO that is not a qualifying IPO, then the Company shall have the right, but not the obligation, to prepay the notes in full and not in part (the “Call Option”) for an aggregate purchase price in cash equal to the sum of the aggregate principal amount, plus all accrued and unpaid interest thereon, at any time after the third anniversary of such IPO (the “Trigger Date”) if the closing price per share for each of the 15 trading days falling within a period of 30 consecutive trading days occurring after the Trigger Date, with the last day of such period occurring no more than five trading days prior to the date upon which prepayment notice is given, was for each such 15 trading days at least 140% of the conversion price then in effect.

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

The Call Option lapsed on August 9, 2007, the qualified IPO date.

Based on the final IPO offering price, the conversion price is $1.575 per share and the notes are convertible into 26,024,002 ordinary shares, if converted.

On February 15, 2008, one of the investors converted its $5 million note plus accrued interest of $123,475 into 3,253,000 ordinary shares of the Company.

Details of the carrying value of the convertible notes as of December 31, 2008 are as follows:

Proceeds from issuance of convertible notes	$40,000,000
Interest accrued @ 5% per annum	987,803

Convertible notes as of December 31, 2007	$40,987,803

Converted into ordinary shares	(5,123,475)

Convertible notes as of December 31, 2008	$35,864,328

11. CONVERTIBLE REDEEMABLE PREFERENCE SHARES

(a) Series A preference shares:

On June 18, 2005, the Company agreed to the sale of 30,940,000 Series A convertible redeemable preference shares (“Series A preference shares”) to a group of third-party investors for cash proceeds of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

$2,210,000. The Company recorded the initial carrying amount of the Series A preference shares of $6,244,576, or approximately $0.202 per share, which was determined to be the fair value of such shares at the date of issuance. The Company estimated the fair value of such shares primarily by reference to two separate valuations of the Company’s shares, performed with the assistance of an independent third-party valuation expert. The valuations weighed evenly the results of a discounted cash flow analysis and the market approach (known as the guideline company method). The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market. The Company then allocated the resulting enterprise value between the ordinary and preference shares for each valuation and extrapolated the results to the issuance date. The initial carrying value of the preference shares was offset by the direct cost of the equity issuance of $147,270.

The Company recognized a deemed dividend of $4,034,576 on the issuance of the Series A preference shares, which equals the discount between the price paid of $0.071 per preference share and their fair value of approximately $0.202. On the date of issuance the preference shares, which are each convertible into one ordinary share, were deemed to include a beneficial conversion feature of $0.093 calculated as the difference between the commitment-date fair value of the ordinary share of approximately $0.164 (determined through a valuation of the Company’s shares in the same manner as described above) and the effective conversion price of $0.071 per share, limited to the proceeds received from the issuance of the preference shares. The beneficial conversion feature of $2,210,000 was recorded as a deemed dividend against additional paid-in capital and recognized immediately as the Series A preference shares were convertible upon issuance.

(b) Series B preference shares:

On June 1, 2006, the Company completed the sale of 134,400,000 Series B convertible redeemable preference shares (“Series B preference shares”) to a group of third-party investors for cash proceeds of $19,200,000. The Company recorded the initial carrying amount of the Series B preference shares of $43,338,240, or approximately $0.322 per share, which was determined to be the fair value of such shares at the date of issuance. The Company determined the fair value by evenly weighing the results of a discounted cash flow method and the market approach (known as the guideline company method) with the assistance of an independent third-party valuation expert. The initial carrying value of the preferred shares was offset by the direct cost of the equity issuance of $329,102.

The Company recognized a deemed dividend of $24,138,240 on issuance of the Series B preference shares, which equals the discount between the price paid of $0.143 per preference share and their fair value of approximately $0.322. On the date of issuance the preference shares, which are each convertible into one ordinary share, were deemed to include a beneficial conversion feature of $0.173 calculated as the difference between the commitment-date fair value of the ordinary share of approximately $0.316, which was determined by management with the assistance of a third-party valuation expert, and the effective conversion price of $0.143 per shares, limited to the proceeds received from the issuance of the preference shares. The beneficial conversion feature of $19,200,000 was recorded as a deemed dividend against additional paid-in capital and recognized immediately as the Series B preference share was convertible upon issuance.

(c) Series C preference shares:

On January 26, 2007, the Company agreed to the sale of 62,780,950 Series C convertible redeemable preference shares (“Series C preference shares”) to a group of investors for cash proceeds of $54,539,067. The Company recorded

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

the initial carrying amount of the Series C preference shares at $54,539,067, or approximately $0.869 per share. The Company determined the price per share to be the best estimate of the fair value of such shares at the date of issuance based on the amount paid by the investors, who negotiated this agreement at arms length. The initial carrying value of the preference shares was offset by the direct cost of the equity issuance of $425,355.

Concurrently with the issuance of Series C preference shares, pursuant to a share purchase agreement dated January 26, 2007, the Company offered to the then existing shareholders the opportunity to sell to the Company shares at a price equal to $0.869 per share up to a maximum of 62,780,950 shares. The offer was extended to both preference and ordinary shareholders, who each had an opportunity to sell the number of shares equivalent to their pro-rata amount of total outstanding shares, multiplied by 62,780,950. For those shareholders who elected not to sell, their pro-rata portion was offered to other shareholders. Pursuant to this offer, the Company acquired 10,041,300 Series A preference shares, 1,581,100 Series B preference shares and 51,158,550 ordinary shares, each at a price of $0.869 per share, and immediately retired the shares. The aggregate number of shares repurchased was 62,780,950. The Company believes this offer, which represents a premium over the fair value of the preference and ordinary shares, represents a benefit to the shareholders. The Company has recorded this transaction by recognizing the amounts paid for ordinary shares as a purchase of treasury shares, with a reduction to retained earnings in excess of par value of $43,419,285 and the amount in excess of the recorded value of the preference shares as a deemed dividend of $7,611,820.

The significant terms of the Series A, Series B and Series C preference shares are as follows:

Conversion

Each Series A, Series B and Series C preference shares is convertible into one ordinary share at any time after the date of issuance of such shares, subject to anti-dilution, and shall automatically be converted one-for-one upon the consummation of a qualifying IPO.

A qualifying IPO, as defined by the preference share agreements, means an underwritten public offering of ordinary shares on a recognized stock exchange or the acquisition of the Company by a third party mutually acceptable to the Parties, in respect of which the pre-public offering or pre-acquisition valuation (as the case may be) amounts to no less than $100,000,000, if the public offering or acquisition takes place in the calendar year 2007 for Series B preference shares and a net share price (after the underwriter’s discounts and commissions) issued by the Company equals at least $1.086 (subject to an anti-dilution adjustment for share splits, share dividends, bonus issues, reorganizations, recapitalizations and similar events) for Series C preference shares.

The conversion price of Series A, Series B and Series C preference shares is subject to adjustment for dilution, including but not limited to share splits, share dividends and recapitalizations.

Additionally, the conversion price is to be adjusted for dilution in the event the Company issues additional ordinary shares at a price per share less than the prevailing Series A, Series B and Series C preference shares’ respective conversion price. Under the circumstances, the Series A, Series B and Series C preference shares’ respective conversion price shall be reduced, concurrently with such issuance, to a price per share at which the additional shares are issued.

Voting Rights

Each Series A, Series B and Series C preference share has voting rights equivalent to the number of ordinary shares into which it is convertible.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

Dividends

Subject to the rights of the holders of Series A, Series B and Series C preference shares, holders of ordinary shares are entitled to receive dividends out of any funds legally available, when and if declared by the Board of Directors of the Company, at the rate or in the amount as the Board of Directors considers appropriate.

The Company may not declare or pay any dividend on ordinary shares unless at the same time a dividend is declared and paid on the preference shares. Subject to the approval of the Board, the Company shall, on an annual basis, declare and pay dividends in cash in respect of the ordinary shares and the preference shares amounting to an aggregate of not less than 10% of the annual net earnings of the Company for the preceding financial year. This obligation terminates upon completion of a qualifying IPO.

Redemption rights

The Company granted the Series A, Series B and Series C preference shares with a put option that requires the Company to purchase such shares from the preference shareholders when exercised (if a qualifying IPO does not occur by June 30, 2008 for Series A and December 31, 2007 for Series B and Series C) at the put option price.

The put option price for Series A, Series B and Series C preference shareholders is the subscription price paid plus an additional sum calculated at 6% per annum less any dividends declared and paid related to the option shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company caused by a “Trade Sale,” which is defined as any sale of shares, merger, consolidation or other similar transaction involving the Company in which its shareholders do not retain a majority of the voting power in the surviving entity, or a sale of all or substantially all the Company’s assets, the holder of Series B preference shares are to receive an amount equal to 100% of the subscription price plus all accrued or declared but unpaid dividends.

Series C preference shares are to receive the greater of (i) an amount equal to 100% of the subscription price plus all accrued or declared but unpaid dividends, if any, or (ii) the aggregate consideration that would be paid to the holder of ordinary shares into which Series C preference shares are convertible at the closing of a trade sale.

Such amounts are to be adjusted for any share splits, share dividends and recapitalizations. Series A, Series B and Series C preference share holders have equal liquidation preference rights.

All of the outstanding 216,498,550 Series A, Series B, and Series C preference shares were automatically converted into 216,498,550 ordinary shares on a one-for-one basis upon the consummation of the qualifying IPO that occurred on August 9, 2007.

12. SHARE-BASED COMPENSATION EXPENSES

The Company measures share-based compensation as the grant date fair value of the award and recognizes this amount as an expense over the grant recipients’ requisite service period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2006	2007	2008
Share options	$8,408,870	$7,884,641	$5,574,204
Restricted shares	—	2,830,221	7,472,282

Total share-based compensation expense	$8,408,870	$10,714,862	$13,046,486

Compensation related to 2006 restructuring:

On May 26, 2006, certain shareholders transferred 5,707,200 ordinary shares to management employees as compensation. The Company recorded compensation expense of $2,160,327 based on the fair value of the ordinary shares on the date of transfer. Also on that date, certain employees exercised their vested share options and the Company issued 10,000,000 ordinary shares from treasury shares.

On June 1, 2006, the shareholders of the Company approved and reserved an aggregate of 74,044,450 ordinary shares for the issuance of options granted on July 18, 2005 and for options granted in 2006 and 2007. In 2006 and 2007, the Company granted an aggregate of 36,250,000 and 10,416,950 share options, respectively. These options generally vest in between two to four years.

On July 15, 2007, the Company adopted the 2007 Employee Share Incentive Plan (the “Plan”), which was approved by the Board of Directors. The Plan provides for the issuance of share-based awards such as share options and nonvested restricted shares from the Company’s ordinary shares in the amount of 46,044,400 or up to 9% of the total outstanding ordinary shares as of December 31, 2008. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest in between one to five years. The maximum term of each share option expires ten years from the grant date. As of December 31, 2008, the Company granted 7,221,538 share options and 6,275,864 nonvested restricted shares from this Plan.

The Company recognizes the share-based compensation expense using a graded vesting attribution model for each separately vesting portion of the share-based awards.

Prior to the Company’s IPO on August 9, 2007, when estimating the fair value of the Company’s ordinary shares, management considered a number of factors, including the result of a third-party appraisal using generally accepted valuation methodologies, including the discounted cash flow approach and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of ordinary shares based on the option pricing model under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

Share options

The fair value of each share option awarded is estimated on the date of grant using the Black-Scholes option pricing model with the following significant assumptions:

	2006	2007	2008
Risk-free interest rate	5.45 to 5.63%	3.15 to 5.52%	1.67 to 3.60%
Expected life (in years)	2.60 to 4.70	1.00 to 6.50	5.00 to 7.00
Expected volatility	27.28 to 39.92%	23.60 to 35.90%	28.48 to 38.24%
Expected dividends	—	—	—

The weighted-average grant-date fair value of options granted for the years ended December 31, 2006, 2007 and 2008 was $0.30, $0.65 and $0.99, respectively.

The measure of expected volatility is based on the average volatility of comparable companies over a time period commensurate with the expected life of the option. The Company uses available data to estimate the timing of option exercises and employee terminations within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. For those options that do not have expiration dates, the Company completes an analysis to establish a reasonable estimate on the expected life of the options. The risk-free rate for periods within the contractual life of the option is based on the yield of the China International Government Bond for options granted prior to July 15, 2007, and the U.S. Treasury note yield for options granted after July 15, 2007.

The following summarizes the Company’s share option activity as of and for the year ended December 31, 2008:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2008	66,488,500	$0.16
Granted	4,602,488	2.48
Forfeited	(2,266,220)	1.24
Exercised	(29,585,288)	0.03

Outstanding at December 31, 2008	39,239,480	$0.46	7.85 years	$21,140,270

Vested or expected to vest at December 31, 2008	37,833,250	$0.44	7.85 years	$21,063,662

Exercisable at December 31, 2008	20,763,845	$0.08	6.69 years	$19,159,838

The calculation of weighted average remaining contractual term above does not include 54,145,000 options granted prior to July 24, 2006 and 1,000,000 options granted on August 1, 2007, which do not have a stated expiration date.

The options exercised during 2006, 2007 and 2008 were 10,000,000, nil, and 29,585,288 which had an aggregate intrinsic value of $2,802,000, nil, and $61,838,659, respectively.

As of December 31, 2008, there was $4,329,412 of total unrecognized compensation expense related to unvested share options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.31 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

Nonvested Restricted Shares

The fair value of each nonvested restricted share is based on the fair market value of the underlying ordinary shares on the date of grant.

A summary of nonvested restricted share activity under the Plan for the year ended December 31, 2008 is presented below:

Nonvested Restricted Shares	Number of nonvested restricted shares	Weighted average grant-date fair value
Nonvested restricted shares at January 1, 2008	2,400,000	$3.67
Granted	3,875,864	2.53
Forfeited	(320,600)	2.77
Exercised	(200,000)	3.66

Nonvested restricted shares at December 31, 2008	5,755,264	$2.95

As of December 31, 2008, there was $7,094,229 of total unrecognized compensation expense related to nonvested restricted shares granted in 2007 and 2008, which is expected to be recognized over a weighted-average period of 1.96 years.

The total fair value of nonvested restricted shares vested in 2006, 2007 and 2008 was nil, nil and $793,167, respectively.

13. INCOME TAXES

Cayman Islands Taxation

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income tax.

British Virgin Islands Taxation

The Company’s intermediate offshore holding company, WXAT BVI, is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, WXAT BVI is not subject to income tax.

PRC Taxation

The Company’s subsidiaries are registered in the PRC as manufacturing foreign invested enterprises or FIEs, which allow them to qualify for certain preferential tax treatment. In general, FIEs were subject to an income tax rate of 33% before January 1, 2008, but because they were eligible to receive preferential tax treatment in the form of reduced tax rates and/or tax holidays, the applicable income tax rates of the Company’s FIEs were generally lower than 33%.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law (“New EIT Law”), which took effect beginning January 1, 2008. Under the New EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The New EIT Law provides a five-year transition period from its effective date for those enterprises that were established before the promulgation of the new tax law and that were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In addition, according to the New EIT Law, entities that qualify as high and new-technology enterprises or HNTE especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The Company operates its business primarily through its PRC operating subsidiary, WXAT. WXAT is a FIE engaged in manufacturing with a business term of over ten years and is registered in the Wuxi Taihu National Tourist Resort Zone. Effective January 1, 2008, it is entitled to enjoy a 15% preferential tax rate as an HNTE. The Shanghai branch of WXAT, located in the Shanghai Waigaoqiao Free Trade Zone, is subject to the same income tax rate as WXAT.

WuXi AppTec (Shanghai) Co., Ltd. (“WASH”), a manufacturing FIE located in the Shanghai Waigaoqiao Free Trade Zone, was subject to 15% income tax rate prior to 2008. It is entitled to a “two-year tax exemption and three-year 50% tax reduction” (“2+3 tax holiday”) beginning for its first profitable year which was 2006. Starting from 2008, the Company began its transition periods in accordance with the New EIT Law resulting in income tax rates of 9%, 10%, and 11% for year ended December 31, 2008, 2009 and 2010, respectively.

Shanghai SynTheAll Pharmaceutical Co., Ltd. (“STA”) is a FIE located in Jinshan, Shanghai, China that is engaged in manufacturing with a business term of over ten years and is subject to an income tax rate of 25%. It is entitled to a two-year exemption from 2008 to 2009, and a 50% tax rate reduction for the succeeding three years from 2010 to 2012, according to the transition rules of the New EIT Law.

WUXIAPPTEC (Tianjin) Co. Ltd. (“WATJ”) is a FIE engaged in discovery chemistry services. It is located in Tianjin China, and is subject to an income tax rate of 25%. It is entitled to the 2+3 tax holiday under the old FEIT Law and the tax holiday kicked off in 2008. As such, the company is subject to an income tax rate of 0% for year 2008 and 2009 and 12.5% for year 2010 to 2012 under the transition rules of the New EIT Law.

Wuxi AppTec (Suzhou) Co., Ltd. (“WASZ”), located in Suzhou, China, is a manufacturing FIE engaged in toxicology services. WASZ is entitled to the 2+3 tax holiday under the old FEIT Law and the tax holiday kicked off in 2008. As such, the company is subject to an income tax rate of 0% for year 2008 and 2009 and 12.5% for year 2010 to 2012 under the transition rules of the New EIT Law.

United States Taxation

WuXi AppTec Holding Company, Inc. and WuXi AppTec, Inc. are registered in Delaware. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 4% to 7%. AppTec enjoys an exemption in the state of Pennsylvania. As a result, the combined state tax rate is estimated to be approximately 1% to 2%.

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2006	2007	2008
Current tax expense
China	$523,685	$1,039,844	$6,195,595
United States	—	—	5,346
Other	—	—	785,741
Deferred tax expense (benefit)
China	(126,281)	458,394	(235,359)
United States	—	—	(10,768,344)
Other	—	—	734

Income tax expense (benefit)	$397,404	$1,498,238	$(4,016,287)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2007	2008
Current deferred tax assets:
Bad debt provision	$3,758	$252,550
Inventory write down	—	1,501,690
Prepaid expenses and accruals	—	(510,361)
Other	42,830	379,157
Valuation allowance	—	(189,131)

Subtotal	$46,588	$1,433,905
Noncurrent deferred tax assets:
Capitalized pre-operating expense	23,639	25,265
Know-how amortization	162,679	91,045
Patent amortization	145,290	155,282
Fixed asset residual value difference	86,468	—
Net operating loss carry-forward	45,235	12,803,264
Interest accrual	—	1,248,391
Deferred lease credit and deferred rent	—	1,208,614
Fixed asset basis difference	—	(1,576,788)
Intangible asset basis difference	—	(3,369,302)
Long-term debt	—	(230,096)
Other	—	(300,340)
Valuation allowance	—	(1,059,260)

Subtotal	$463,311	$8,996,075

Total deferred tax assets	$509,889	$10,429,980

Current deferred tax liabilities:
Unrealized foreign exchange gain and loss	$215,182	$21,591

Subtotal	$215,182	$21,591
Noncurrent deferred tax liabilities:
Prepaid land use rights amortization GAAP difference	61,331	—
Fixed asset basis difference	86,388	103,873
Intangible asset basis difference	33,572	32,221

Subtotal	$181,291	$136,094

Total deferred tax liabilities	$396,473	$157,685

Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year Ended December 31,
	2006	2007	2008
PRC enterprise income tax rate	33.0%	33.0%	25.0%
Effect of different tax rates in other jurisdictions	—	—	0.0%
Expenses not deductible for tax purposes
Entertainment expenses	8.0%	0.2%	(0.9)%
Patent appreciation	15.5%	—	—
Goodwill impairment	—	—	(55.3)%
Investment loss from subsidiaries	6.2%	—	—
Other expenses	0.9%	0.2%	1.1%
Valuation allowance impact	—	—	(6.6)%
FIN 48 impact	—	—	(5.6)%
Tax exemption and tax relief
Tax exemptions granted to the group	(30.7)%	(17.6)%	8.1%
Reduced tax rate impact	(30.3)%	(12.4)%	48.7%
Deferred tax effect due to tax rate change	1.7%	0.8%	6.7%

Effective tax rate	4.3%	4.2%	21.2%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2006	2007	2008
The aggregate dollar effect	2,836,300	6,183,862	1,540,754
Per share effect—basic	0.012	0.020	0.003
Per share effect—diluted	0.012	0.012	0.003

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a “more-likely-than-not” threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognizing of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. The adoption of FIN 48 did not have any impact on the Company’s total liabilities or shareholders’ equity. The Company had no material unrecognized tax benefits as of December 31, 2007. At December 31, 2008, the Company had approximately $1.1 million of unrecognized tax benefits, all of which would impact its effective tax rate if recognized.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2008, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

The following table is a roll-forward of the unrecognized tax benefits from December 31, 2007 to December 31, 2008:

(in U.S. dollars )	2007	2008
Balance at January 1, 2008	$—	$—
Additions for tax positions related to the current period	—	1,070,791

Balance at December 31, 2008	$—	$1,070,791

The New EIT Law provides that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purpose. The Company expects that such 10% withholding tax will apply to dividends paid to the Company by the PRC subsidiaries, but this treatment will depend on the Company’s status as a non-resident enterprise. The Company does not intend to declare dividends for the foreseeable future.

As of December 31, 2008, the Company’s PRC subsidiaries had approximately $101.7 million of undistributed earnings, which were considered to be indefinitely reinvested, and accordingly, no provision for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to a withholding tax payable of $5.7 million, according to the New EIT Law that went effective on January 1, 2008.

As of December 31, 2008, the Company’s PRC subsidiaries, STA, WATJ and WASZ, had a combined net operating loss carry forward of $889,734, of which $386,765 and $502,969 will expire in 2012 and 2013, respectively.

As of December 31, 2008, the Company’s U.S. subsidiaries had federal and state net operating loss carry forwards of $33,387,910 and $20,315,575, respectively. The carry forward expire between 2019 and 2028.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2008, all of the subsidiaries registered in China are subject to examination by the PRC tax authorities.

The U.S. subsidiary’s federal income tax returns are subject to examination from 2005 and subsequent years. Currently, there is no federal audit under way. State income tax returns are generally subject to examination for a period of three to four years after filing the respective return.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	Year Ended December 31,
	2006	2007	2008
Net income (loss) from continuing operations	$8,853,474	$33,902,709	$(14,951,451)
Deemed dividend on issuance and repurchase of preference shares	(24,138,240)	(7,611,820)	—
Deemed dividend for beneficial conversion feature	(19,200,000)	—	—
Dividends on preference shares	(663,000)	—	—
Amounts allocated to preference shares for participating rights to dividends	—	(4,635,727)	—

Income (loss) from continuing operations attributable to holders of ordinary shares—basic	$(35,147,766)	$21,655,162	$(14,951,451)
Loss from discontinued operations—net of tax	—	—	(49,252,044)
Income (loss) attributable to holders of ordinary shares—basic	(35,147,766)	21,655,162	(64,203,495)
Interest income from convertible notes	—	987,803	—
Income allocated to preference shares	—	4,635,727	—

Income (loss) attributable to holders of ordinary shares—diluted	$(35,147,766)	$27,278,692	$(64,203,495)

Weighted-average ordinary shares outstanding used in computing basic earnings per share	238,506,600	308,050,216	510,201,761
Plus: Shares from convertible notes, if converted	—	26,024,002	—
Preference shares	—	123,784,175	—
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted shares using the treasury stock method	—	57,289,096	—

Shares used in calculating diluted earnings per share	238,506,600	515,147,489	510,201,761

Basic earnings (loss) per share from continuing operations	$(0.15)	$0.07	$(0.03)

Diluted earnings (loss) per share from continuing operations	$(0.15)	$0.05	$(0.03)

Basic earnings (loss) per share from discontinued operations	$—	$—	$(0.10)

Diluted earnings (loss) per share from discontinued operations	$—	$—	$(0.10)

Basic earnings (loss) per share	$(0.15)	$0.07	$(0.13)

Diluted earnings (loss) per share	$(0.15)	$0.05	$(0.13)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

For the years ended December 31, 2006, 2007 and 2008, the following outstanding securities were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive:

	Year Ended December 31,
	2006	2007	2008
Series A preference shares	30,940,000	—	—
Series B preference shares	134,400,000	—	—
Convertible notes	—	—	22,771,002
Share options and nonvested restricted shares granted	54,145,000	3,392,050	78,059,352

	219,485,000	3,392,050	100,830,354

15. DISTRIBUTION OF PROFITS

As stipulated by the relevant laws and regulations applicable to China’s FIEs, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves, which represent a general reserve. Wholly owned PRC subsidiaries are required to make appropriations to the general reserve of not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries’ registered capital. Subsidiaries that are joint-venture companies are required to make appropriations to the general reserve from the profit after tax as determined under PRC GAAP at a percentage subject to the discretion of their boards of directors.

The general reserve is used to offset future extraordinary losses. Upon a resolution passed by the shareholders and an approval of the original approval authority, the subsidiaries may convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserves by the Company’s PRC subsidiaries totaled $6,533,308, $13,499,642, and $22,648,024 as of December 31, 2006, 2007 and 2008, respectively. Accordingly, these amounts are not available for distribution to the Company.

As a result of these PRC laws and regulations, the Company is restricted in its ability to transfer the registered net assets to the Company in the form of dividends, loans or advances. The restricted portion amounted to $177,267,254 as of December 31, 2008.

16. EMPLOYEE RETIREMENT BENEFIT PLAN

As stipulated under the rules and regulations in the PRC, the Company’s PRC subsidiaries are required to contribute a certain percentage of payroll costs of its employees to state-managed retirement plans operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $1,266,142, $3,594,757 and $7,279,651 for the years ended December 31, 2006, 2007 and 2008, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

17. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC and U.S. Rent expenses were $933,724, $1,737,743 and $4,179,712 for the years ended December 31, 2006, 2007 and 2008, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2008 were as follows:

Year Ending December 31,
2009	$5,458,787
2010	6,004,164
2011	5,608,264
2012	4,590,754
2013 and thereafter	26,533,928

b) Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that as these matters arise some may be decided unfavorably for the Company. Currently, the Group does not have any claims or legal proceedings that are expected to have a significant impact on its business, assets or operations.

The Company issues indemnifications for intellectual property compliance and warranties on the manufacture of APIs in certain instances in the ordinary course of business with its customers. Historically, the Company has incurred no costs to settle claims related to these indemnifications and warranties.

c) Capital commitments

As of December 31, 2008, the Company had capital commitments of $13,211,570, which relate to new construction projects and laboratory facility improvements in the PRC. This amount is due within 12 months.

18. CONCENTRATION OF CREDIT RISK

The Company’s customers include pharmaceutical, biotechnology and medical device companies. In the majority of circumstances, the Company has agreements in force with these customers that provide for continued involvement in present research projects. However, it is possible that the Company will have no further association with these customers once the present projects conclude.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

The following table summarizes customers that contributed greater than 10% of net revenues:

Name of Customer	Year Ended December 31,
	2006	2007	2008
Customer A	15.4%	15.0%	*
Customer B	13.7%	12.2%	*
Customer C	*	11.2%	*

*	Less than 10%

The following table summarizes customers with greater than 10% outstanding accounts receivable:

Name of Customer	As of December 31,
	2007	2008
Customer F	*	11.0%
Customer A	22.9%	*
Customer D	11.8%	*
Customer E	11.3%	*

*	Less than 10%

19. SEGMENT REPORTING

The Company has two operating segments based on its major lines of businesses: laboratory services and manufacturing services. Each operating segment derives its revenues from the sale of services or products, and each is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the CEO and the senior management team, who review the results of the two operating segments when making decisions about allocating resources and assessing performance of the Company.

The following table summarizes the selected revenue, expense and balance sheet information for each operating segment:

Years ended December 31:
2006:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$59,775,971	$10,164,630	$69,940,601
Cost of revenues	(26,519,540)	(9,108,759)	(35,628,299)

Gross profit	$33,256,431	$1,055,871	$34,312,302

2007:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$102,383,588	$32,821,380	$135,204,968
Cost of revenues	(52,416,484)	(19,930,900)	(72,347,384)

Gross profit	$49,967,104	$12,890,480	$62,857,584

2008:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$205,027,250	$48,457,318	$253,484,568
Cost of revenues	(124,723,309)	(32,419,518)	(157,142,827)

Gross profit	$80,303,941	$16,037,800	$96,341,741

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

For the years ended December 31, 2006, 2007 and 2008, respectively, the net revenues of laboratory services and manufacturing services are principally derived from discovery chemistry services and from the sale of advanced intermediates and APIs, respectively.

The Company’s revenues by geographic region determined according to the location of the customers were as follows:

	Year Ended December 31,
	2006	2007	2008
United States	$55,365,237	$108,702,245	$202,726,335
Europe	9,226,854	19,044,482	31,018,977
Other countries	5,376,898	7,631,850	19,918,429

Gross revenues	$69,968,989	$135,378,577	$253,663,741
Sales tax	(28,388)	(173,609)	(179,173)

Net revenues	$69,940,601	$135,204,968	$253,484,568

The Company’s long-lived assets by geographic region determined according to the location of the assets are as follows:

	December 31,
	2007	2008
China	$73,635,180	$136,458,034
United States	—	16,245,767

Total	$73,635,180	$152,703,801

20. RELATED PARTY TRANSACTIONS

Details of amounts due to related parties as of December 31, 2007 and 2008 are as follows:

	December 31,
	2007	2008
Shareholders	$1,538	$—

On June 1, 2006, the Company purchased from certain shareholders 28,000,000 ordinary shares for $0.020 per ordinary share, which have been recorded as treasury shares. A balance of $197,945 was recorded as a payable to certain of those shareholders as of December 31, 2006, which was fully paid as of December 31, 2007.

Other related party transactions:

Vitae Pharmaceuticals was a customer of the Company, and Dr. John J. Baldwin, its president, served as one of the Company’s directors until July 2007. The revenues generated from this related party customer were $2,782,930 and $1,379,110 for the years ended December 31, 2006 and 2007, respectively.

Beginning January 1, 2005, the Company entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd. (“Shanghai Lechen”) and Shanxi Lechen International Trade Co., Ltd. (“Shanxi Lechen”) for exporting advanced intermediates and APIs. The agreement with Shanxi Lechen was terminated on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

January 1, 2007. Both companies are owned by the parents of Dr. Ning Zhao, Vice President of Analytical Services and a director of the Company. Details of the agency service fees paid by the Company for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Year Ended December 31,
	2006	2007	2008
Shanghai Lechen	17,738	195,546	155,205
Shanxi Lechen	46,188	—	—

	63,926	195,546	155,205

ChinaTechs Inc. and China Outsourcing Consulting LLC acted as sales procurement agents for the Company to purchase raw materials. These companies are owned and controlled by the Company’s founders and certain shareholders. The Company terminated these agreements on December 31, 2006. Raw materials purchased from these entities for the year ended December 31, 2006 was $127,488.

21. SUBSEQUENT EVENTS

1.	In relation to the AppTec acquisition, on April 30, 2009, the Company paid $14,000,000 to the escrow agent and the 4,120,526 ordinary shares held in escrow were returned to the Company. Such shares were cancelled in May 2009.

2.	From January 1 to June 25, 2009, the Company’s PRC subsidiaries obtained RMB-denominated loans of $33 million from three banks, bearing interest in the range of 4.779% to 5.320%. The Company also obtained a $16 million short-term revolving facility, which was guaranteed by WXAT BVI, WuXi AppTec Holding Company, Inc. (USA), and AppTec. The Company has drawn down $4 million under the revolving facility as of June 25, 2009.

3.	Between January 1 to June 25, 2009, the Company granted 3,128,000 share options, with exercise prices ranging from $0.72 to $1.06, as well as 10,737,760 nonvested restricted shares. The vesting periods for these share options and restricted shares range from one to five years.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

BALANCE SHEETS

	December 31,
	2007	2008
Assets
Current assets:
Cash and cash equivalents	150,950,923	4,137,934
Dividends receivable	24,642,006	21,872,181
Other current assets	1,790,953	1,309,264

Total current assets	177,383,882	27,319,379

Non-current assets:
Investment in subsidiaries	115,255,475	242,249,545
Other non-current assets	755,123	336,373

Total assets	293,394,480	269,905,297

Liabilities and shareholders’ equity
Current liabilities:
Accrued liabilities	1,004,858	1,352,165
Other tax payable	—	623,655
Other current liabilities	1,847	1,188,930
Amounts due to related parties	1,538	—

Total current liabilities	1,008,243	3,164,750
Non-current liabilities:
Convertible notes	40,987,803	35,864,328

Total liabilities	41,996,046	39,029,078

Shareholders’ equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2007 and 2008; 492,226,776 and 529,385,590 issued and outstanding as of December 31, 2007 and 2008, respectively)	9,844,536	10,587,712
Additional paid-in capital	291,020,465	324,628,874
Accumulated deficit	(57,301,593)	(121,505,088)
Accumulated other comprehensive income	7,835,026	17,164,721

Total shareholders’ equity	251,398,434	230,876,219

Total liabilities and shareholders’ equity	293,394,480	269,905,297

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2006	2007	2008
Operating expenses:
Selling and marketing expenses	(15,271)	(20,940)	(2,800)
General and administrative expenses(1)	(8,814,044)	(12,724,233)	(18,654,498)

Operating income	(8,829,315)	(12,745,173)	(18,657,298)
Equity in earnings of subsidiaries	17,570,925	44,126,563	(49,057,682)
Other income, net	—	(13,669)	1,266,934
Interest expense	(7,229)	(987,803)	(10)
Interest income	119,093	3,522,791	3,015,012

Income (loss) before income taxes	8,853,474	33,902,709	(63,433,044)
Income tax expense	—	—	(770,451)

Net income (loss)	8,853,474	33,902,709	(64,203,495)

Note(1):

General and administrative expenses include $541,029, $2,069,143 and $3,020,083 of share-based compensation expense for the years ended December 31, 2006, 2007 and 2008, respectively. These amounts have been classified as cost of revenues in the consolidated statements of operations for WuXi Pharmatech (Cayman) Inc.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

SHAREHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

	Ordinary		Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Treasury		Total shareholders’ equity (deficit)	Comprehensive Income (loss)
	Shares	Amount				Shares	Amount
Balance as of January 1, 2006	249,060,000	4,981,200	5,466,581	311,569	385,767	—	—	11,145,117	6,513,446
Dividends declared	—	—	—	(6,000,000)	—	—	—	(6,000,000)
Deemed dividend on issuance of Series B preference shares	—	—	—	(24,138,240)	—	—	—	(24,138,240)
Deemed dividend for beneficial conversion feature	—	—	19,200,000	(19,200,000)	—	—	—	—
Share-based compensation expenses	—	—	6,248,343	—	—	—	—	6,248,343
Capital contributions in connection with share-based compensation	—	—	2,160,327	—	—	—	—	2,160,327
Purchase of treasury shares	—	—	—	—	—	(28,000,000)	(560,000)	(560,000)
Issuance of treasury shares	—	—	—	—	—	10,000,000	200,000	200,000
Cumulative translation adjustment	—	—	—	—	1,163,354	—	—	1,163,354	1,163,354
Net income	—	—	—	8,853,474	—	—	—	8,853,474	8,853,474

Balance as of December 31, 2006	249,060,000	4,981,200	33,075,251	(40,173,197)	1,549,121	(18,000,000)	(360,000)	(927,625)	10,016,828

Series A, B and C preference shares converted into ordinary shares upon initial public offering	216,498,550	4,329,971	96,263,712	—	—	—	—	100,593,683
Issuance of ordinary shares upon initial public offering, net of direct costs	95,826,776	1,916,536	150,966,640	—	—	—	—	152,883,176
Purchase of treasury shares	—	—	—	(43,419,285)	—	(51,158,550)	(1,023,171)	(44,442,456)
Treasury shares retired	(69,158,550)	(1,383,171)	—	—	—	69,158,550	1,383,171	—
Deemed dividend on the repurchase of preference shares in excess of carrying amount	—	—	—	(7,611,820)	—	—	—	(7,611,820)
Share-based compensation expenses	—	—	10,714,862	—	—	—	—	10,714,862
Cumulative translation adjustment	—	—	—	—	6,285,905	—	—	6,285,905	6,285,905
Net income	—	—	—	33,902,709	—	—	—	33,902,709	33,902,709

Balance as of December 31, 2007	492,226,776	9,844,536	291,020,465	(57,301,593)	7,835,026	—	—	251,398,434	40,188,614

Issuance of ordinary shares in connection with acquisition	4,120,526	82,411	15,089,366	—	—	—	—	15,171,777
Shares issued upon conversion of convertible notes	3,253,000	65,060	5,058,415	—	—	—	—	5,123,475
Issuance of ordinary shares pursuant to share option plan	29,785,288	595,705	414,142	—	—	—	—	1,009,847
Share-based compensation expenses	—	—	13,046,486	—	—	—	—	13,046,486
Cumulative translation adjustment	—	—	—	—	9,329,695	—	—	9,329,695	9,329,695
Net loss	—	—	—	(64,203,495)	—	—	—	(64,203,495)	(64,203,495)

Balance as of December 31, 2008	529,385,590	10,587,712	324,628,874	(121,505,088)	17,164,721	—	—	230,876,219	(54,873,800)

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

CASH FLOW STATEMENTS

	Year Ended December 31,
	2006	2007	2008
Operating activities:
Net income (loss)	8,853,474	33,902,709	(64,203,495)
Adjustment to reconcile net income to net cash used in operating activities:
Share-based compensation expenses	8,408,670	10,714,862	13,046,486
Equity in earnings of subsidiaries	(17,570,925)	(44,126,563)	49,057,682
Loss on change in fair value of financial instrument	—	—	418,481
Changes in assets and liabilities:
Amounts due from related parties	(1)	2	—
Amount due to related parties	(20,815)	(199,539)	(1,538)
Other current assets	—	(1,790,953)	481,688
Other non-current assets	(577,480)	(177,642)	418,750
Other current liabilities	1,847	(139,014)	768,604
Other taxes payable	—	—	623,655
Interest payable on convertible notes	—	987,803	—
Accrued liabilities	250,000	754,858	347,306

Net cash provided by (used in) operating activities	(655,230)	(73,477)	957,618

Investing activities:
Long-term investment to subsidiaries	(10,360,000)	(43,000,010)	(165,840,098)
Dividends received from subsidiaries	—	—	17,059,643

Net cash used in investing activities	(10,360,000)	(43,000,010)	(148,780,455)

Financing activities:
Dividend paid	(6,000,000)	—	—
Proceeds from convertible notes	—	40,000,000	—
Cash proceeds from initial public offering, net of direct issuance costs	—	152,883,176	—
Repurchase of Series A and B preference shares	—	(10,096,611)	—
Proceeds from issuance of Series C preference shares, net of direct issuance costs	—	53,972,030	—
Proceeds from issuance of Series A preference shares, net of direct issuance costs	(93,218)	—	—
Proceeds from issuance of Series B preference shares, net of direct issuance costs	18,955,861	—	—
Net purchase of treasury shares, at cost	(162,055)	(44,442,456)	—
Proceeds from exercise of share options	—	—	1,009,847

Net cash provided by financing activities	12,700,588	192,316,139	1,009,847

Net increase (decrease) in cash and cash equivalents	1,685,358	149,242,652	(146,812,989)
Cash and cash equivalents at beginning of period	22,913	1,708,271	150,950,923

Cash and cash equivalents at end of period	1,708,271	150,950,923	4,137,934

Non-cash investing and financing activities:
Deemed dividend on issuance of Series B preference shares	24,138,240	—	—
Deemed dividend on issuance of Series C preference shares	—	7,611,820	—
Direct issuance costs paid by subsidiaries	(110,386)	—	—
Amount payable to related parties for treasury share purchases, at cost	(197,945)	—	—
Dividend declaimed not collected	—	—	14,139,818
Conversion of convertible notes	—	—	5,123,475
New share issuance for AppTec acquisition	—	—	15,171,777

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In U.S. dollars, except share and per share data, unless otherwise stated)

Note to Schedule 1

1) Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2008, $177,267,254 was not available for distribution and as such, the condensed financial information of WXAT Cayman has been presented for the year ended December 31, 2008.

* * * * *