Form 20-F
period 2009-12-31
WuXi PharmaTech (Cayman) Inc.
filed 2010-04-23
CIK 1403132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 550,609,256

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Large accelerated filer ☐	Accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•

“we,” “us,” “our company” and “our” refer to WuXi PharmaTech (Cayman) Inc., or WuXi, and its consolidated subsidiaries, including WuXi AppTec (BVI) Inc., or WXAT BVI; WuXi AppTec Co., Ltd., or WXAT; WuXi AppTec (Shanghai) Co., Ltd., or WASH; Shanghai SynTheAll Pharmaceutical Co., Ltd., or STA; WUXIAPPTEC (Tianjin) Co., Ltd., or WATJ; WuXi AppTec (Suzhou) Co., Ltd., or WASZ; WuXi AppTec Holding Company, Inc.; WuXi AppTec, Inc., or AppTec; WX (BVI) Limited; Kaipara Enterprises Ltd.; Klivia Investments Sp. z o.o.; and Klivia Investments Sp. z o. o. Luxembourg Branch;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	all references to “Renminbi,” or “RMB,” are to the legal currency of China; all references to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States;

•	“ordinary shares” refers to our ordinary shares, par value $0.02 per share;

•	“ADSs” refers to our American depositary shares, each of which represents eight ordinary shares;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“discontinued operations” refers to the biologics manufacturing operations in Philadelphia, Pennsylvania, which we decided to close on December 2, 2008; and

•

unless otherwise indicated, all historical share and per-share data contained in this annual report on Form 20-F have been restated to give retroactive effect to a one-for-fifty forward share split that became effective on July 27, 2007.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009 and audited consolidated balance sheets as of December 31, 2008 and 2009. We acquired AppTec on January 31, 2008, with AppTec’s financial results consolidated on and after the acquisition.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report on Form 20-F relate to, among other things:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	general economic and business conditions, particularly in China and the United States;

•	the effects of the recent global economic slowdown and global macroeconomic conditions on our business, financial condition and results of operations;

•	the expected growth in research and development, or R&D, spending by the pharmaceutical, biotechnology and medical device industries;

•	the expected growth of the pharmaceutical, biotechnology and medical device R&D outsourcing industry in China and internationally;

•	competition in the pharmaceutical, biotechnology and medical device R&D outsourcing industry;

•	our expectations regarding market acceptance of, or demand for, our services;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual-property rights and not infringe on the intellectual-property rights of others; and

•	governmental policies and regulations in China and the United States relating to the pharmaceutical, biotechnology and medical device industries and R&D outsourcing industry.

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

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated income statement data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. Our selected consolidated income statement data for the years ended December 31, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in millions of U.S. dollars, except share data)
WuXi Consolidated Income Statement Data
Net revenues
Laboratory services	$29.4	$59.8	$102.4	$205.0	$249.9
Manufacturing services	4.4	10.1	32.8	48.5	20.1

Total	33.8	69.9	135.2	253.5	270.0

Cost of revenues
Laboratory services	(12.8)	(26.5)	(52.4)	(124.7)	(145.2)
Manufacturing services	(2.7)	(9.1)	(19.9)	(32.4)	(16.5)

Total	(15.5)	(35.6)	(72.3)	(157.1)	(161.7)

Gross profit	18.3	34.3	62.9	96.4	108.3

Operating expenses:
Selling and marketing expenses	(1.0)	(1.9)	(2.4)	(7.4)	(7.5)
General and administrative expenses	(8.5)	(22.3)	(30.3)	(49.4)	(48.8)
Impairment charges	—	—	—	(60.5)	—

Total	(9.5)	(24.2)	(32.7)	(117.3)	(56.3)

Operating income (loss)	8.8	10.1	30.2	(20.9)	52.0

Other income, net	(0.3)	*	2.4	1.1	6.8
Interest expense	(1.3)	(1.1)	(1.2)	(1.4)	(1.0)
Interest income	*	0.3	4.0	2.3	1.1

Income (loss) from continuing operations before income taxes	7.2	9.3	35.4	(18.9)	58.9
Income tax (expense) benefit	(1.1)	(0.4)	(1.5)	4.0	(5.5)

Net income (loss) from continuing operations(1)	$6.1	$8.9	$33.9	$(14.9)	$53.4
Income (loss) on discontinued operations	—	—	—	(49.3)	(0.5)

Net income (loss)	$6.1	$8.9	$33.9	$(64.2)	$52.9

Basic earnings (loss) per share from continuing operations	$(0.00)	$(0.15)	$0.07	$(0.03)	$0.10

Basic loss per share on discontinued operations—net of tax	—	—	—	$(0.10)	$0.00

Basic earnings (loss) per share	$(0.00)	$(0.15)	$0.07	$(0.13)	$0.10

Diluted earnings (loss) per share from continuing operations	$(0.00)	$(0.15)	$0.05	$(0.03)	$0.09

Diluted loss per share on discontinued operations—net of tax	—	—	—	$(0.10)	$0.00

Diluted earnings (loss) per share	$(0.00)	$(0.15)	$0.05	$(0.13)	$0.09

Dividends declared per ordinary share	$(0.01)	$(0.02)	—	—	—

*	Less than $50,000
(1)	Includes share-based compensation charges of $3.1 million, $8.4 million, $10.7 million, $13.0 million and $10.2 million in 2005, 2006, 2007, 2008 and 2009, respectively, allocated as follows:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in millions of U.S. dollars)
Cost of revenues	$0.4	$0.5	$2.1	$3.0	$2.7
Selling expenses	—	—	—	—	0.1
General and administrative expenses	2.7	7.9	8.6	10.0	7.4

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in millions of U.S. dollars)
WuXi Consolidated Balance Sheet Data
Cash and cash equivalents	$4.9	$9.7	$213.6	$56.6	$80.5
Total current assets	14.5	36.7	261.9	129.8	174.2
Total assets	40.9	85.7	343.8	336.4	407.3
Total current liabilities	18.4	30.6	45.6	58.8	80.3
Total liabilities	23.6	37.5	92.4	105.5	127.2
Mezzanine equity	6.1	49.1	—	—	—
Total shareholders’ equity (deficit)	11.2	(0.9)	251.4	230.9	280.1
Total liabilities, mezzanine equity and shareholders’ equity	40.9	85.7	343.8	336.4	407.3

Exchange Rate Information

A majority of our business is conducted in China, and some of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders are expressed in U.S. dollars using the then-current exchange rates. This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all transactions from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB 6.8282 to $1.00 in effect as of December 31, 2009. The exchange rate as of April 16, 2010 was RMB 6.8253 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.”

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8328	6.8470	6.8201
October 2009	6.8264	6.8267	6.8292	6.8248
November 2009	6.8265	6.8271	6.8300	6.8255
December 2009	6.8259	6.8275	6.8299	6.8244
January 2010	6.8268	6.8269	6.8295	6.8258
February 2010	6.8258	6.8285	6.8330	6.8258
March 2010	6.8258	6.8262	6.8270	6.8254
April 2010 (through April 16, 2010)	6.8253	6.8252	6.8229	6.8263

Source: Exchange rate supplied by the Federal Reserve Bank of New York for the years from 2005 to 2008, and by the H.10 Statistical Release of the Federal Reserve Board for 2009 and 2010.

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

The success of our business depends primarily on the number and size of contracts that we obtain from pharmaceutical, biotechnology and medical device companies. Over the past several years, our business has benefited from increased levels of outsourcing of R&D activities by these companies. We continue to see increasing demand for outsourcing services in 2010. A slowing or reversal of this trend could result in a diminished growth rate in the sales in one or more of our expected growth areas and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

A reduction in R&D budgets at pharmaceutical, biotechnology and medical device companies may result in a reduction or discontinuation of our services, which may adversely affect our business.

Our business could be adversely affected by any significant decrease in R&D expenditures by pharmaceutical, biotechnology and medical device companies. Fluctuations in the R&D budgets of pharmaceutical, biotechnology and medical device companies could have a significant effect on the demand for our services. R&D budgets fluctuate due to sales performance of these companies, changes in their available resources, their decisions to consolidate, and their spending priorities and their budgetary policies and practices. The Pharmaceutical Research and Manufacturers of America, whose members represent many of our company’s largest customers, reports that R&D spending by their members declined 1% in 2008 and 3% in 2009. Largely due to the recent merger by two of our customers, which resulted in a moderate reduction in business for us, we anticipate that the growth rate for our China-based laboratory services in 2010 will be lower than our growth rate for 2009. Further, the global recession has caused many of our customers to reduce their R&D budgets, and these or other customers may continue to do so in the future. For example, biotechnology and medical device customers have reduced their spending on testing services due to the global recession and credit crisis.

The global economic downturn adversely affected, and could continue to adversely affect, our business, financial condition and results of operations.

The global economic downtown has affected certain areas of our business, particularly the biotechnology R&D outsourcing market. Disruptions in orderly financial markets resulted from, among other factors, severely diminished liquidity, reduced credit availability, volatile and declining valuations of securities and other investments, reduced business and consumer confidence, and increased unemployment. These factors, along with the interconnectedness and interdependence of international economies, created a global downturn in economic activity. We cannot predict how long the economic downturn will last. The economic downturn has adversely affected, and may continue to adversely affect, our business in several ways, including:

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

•

Increased pricing pressure and lower margins. If growth of our potential markets slows due to the global economic downturn, competition in the global pharmaceutical, biotechnology and medical device R&D outsourcing markets may become more intense, which could require us to offer or accept less favorable pricing and payment or other terms to remain competitive. We are already seeing moderate pricing pressure, which, among other factors, we expect will reduce our gross margins in 2010. In some cases, we might be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

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

The economic downturn has been severe in the United States, which is the source of the majority of our revenues. The economic downturn has adversely and materially affected our business, financial condition and results of operations and could continue to do so.

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

We generated a large majority of our total net revenues from sales to customers headquartered in the United States. Our top ten customers accounted for 53% of our total 2009 revenues. Any of our existing customers may not continue to generate significant revenues for us once our current engagements with them conclude, and our relationships with them may not present further business opportunities. In addition, the recent mergers between large pharmaceutical companies, some of which are our customers, have resulted in reduced business. For example, at the end of 2009, two of our major customers completed a business combination with each other, which has produced a moderate reduction in business volume. This trend toward consolidation could adversely affect our financial condition. Similar business combinations could result in:

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

Our ability to execute projects; to maintain, expand or renew existing customer engagements and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled scientists and mid-level personnel.

Our success largely depends on the breadth and depth of our team of scientists and mid-level personnel and their capabilities and efforts for our customers on behalf of our company, including their ability to keep pace with continuing changes in pharmaceutical and medical device R&D technologies and methodologies. In particular, our customers value Western-trained scientists with experience at large pharmaceutical and/or biotechnology companies. Any inability to attract, motivate and retain qualified scientists and mid-level personnel and to train them in the latest developments in their fields of expertise may have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We face challenges in attracting and retaining consistently high-quality employees. We compete vigorously with pharmaceutical, biotechnology, medical device and contract research companies and academic and research institutions for qualified and experienced scientists and mid-level personnel, particularly in our laboratory services in chemistry and biology and in our manufacturing services. To compete effectively, we may be required to offer higher compensation and other benefits, which could materially and adversely affect our financial condition and results of operations. We paid company-wide merit increases in 2010, while we did not pay such increases in 2009. We may be unable to hire and retain enough skilled and experienced scientists to replace those who leave. In addition, we may be unable to redeploy and retrain our professionals to keep pace with changing customer needs, technological changes and performance standards.

We face increasingly intense competition. If we do not compete successfully against new and existing competitors, some of whom subject us to increasing pricing pressure, demand for our services and related revenues may decrease.

The global pharmaceutical, biotechnology and medical device R&D outsourcing markets are highly competitive, and we expect competition to intensify. We face competition based on several factors, including:

•	quality of services;

•	ability to protect intellectual property or other confidential information;

•	timeliness of delivery;

•	maintenance of standards of good laboratory practices, or GLP, and good manufacturing practices, or GMP;

•	depth of customer relationships;

•	price; and

•	geography.

We compete with contract research organizations, or CROs, contract manufacturing organizations and research and academic institutions, typically in specific service areas. For example, we compete with Charles River Laboratories International, Inc., which has partnered with Shanghai BioExplorer Co., Ltd., in the preclinical services area. We compete with Shanghai ChemPartner Co., Ltd., in the discovery chemistry area. As a result of the AppTec acquisition, we compete with BioReliance Corporation in the biologics testing area, and with NAMSA and Toxicon Corporation in the medical device testing area. However, we believe that we do not compete with any single company across the entire breadth of our service offerings. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to offer more complex and sophisticated laboratory and manufacturing services. Several major pharmaceutical, biotechnology and medical device companies have made in-house research investments in China, and we expect this trend to continue. In addition, U.S.-based CROs have made investments in China-based CROs that are our competitors. For example, in 2009 Pharmaceutical Product Development, Inc., acquired BioDuro, L.L.C. These investments may reduce demand for our services and result in increased competition for qualified personnel.

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

The global pharmaceutical, biotechnology and medical device R&D outsourcing industry is constantly evolving, and we must keep pace with new technologies and methodologies to maintain our competitive position. For example, a new drug discovery method, known as a “genome-to-drug-lead” approach, in which molecules can be virtually screened against computer-predicted protein targets, could offer a way to reduce labor requirements for chemists who experimentally search for drug leads, one of the most significant obstacles to drug discovery. The method may also allow chemists to better exploit the extensive availability of drug targets at the gene level and may ultimately improve the success of moving discoveries from the laboratory to patients.

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

We may be unable to expand our capacity and scale up our operations within the timeframe or budgeted costs that we anticipate, possibly resulting in material delay in preparing facilities for service, increased costs and lost business opportunities.

We are engaged in a substantial expansion of our capabilities and capacity. For example, we have constructed, and are preparing to operate, a new large-scale manufacturing facility in Jinshan to manufacturing large quantities of active pharmaceutical ingredients, or APIs, and advanced pharmaceutical intermediates for commercial supply. We expect to partially open the expanded Jinshan facility in the first half of 2010. We are also building new laboratory space in Shanghai to house discovery chemistry, in-vivo pharmacology, and drug metabolism and pharmacokinetics/absorption, distribution, metabolism, and excretion, or DMPK/ADME, functions. We expect this new space to open in the second quarter of 2010. We have also constructed a new preclinical drug safety evaluation center in Suzhou that is fully accredited by the Association for Assessment and Accreditation of Laboratory Animal Care, or AAALAC. We are currently offering non-GLP toxicology services and client-sponsored GLP validation studies at the Suzhou facility. We have signed a pre-clinical services agreement with Johnson and Johnson to assist in establishing a GLP quality system at this facility, and we expect to seek accreditation from the State Food and Drug Administration, or SFDA, and the Organization for Economic Cooperation and Development, in the first half of 2010. We expect to begin offering GLP toxicology services at the Suzhou facility by the second half of 2010. Preparing these facilities for full operation, including introduction of our initial services and development of new services, may take longer than we plan. Any material delay or unforeseen cost increase in preparing these facilities for operation could result in lost business opportunities and could materially and adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

We are making significant capital investments to scale up our services to meet our customers’ needs, and, as a result, we depend on the success of our customers’ projects and their continued business.

We expanded our Jinshan manufacturing facility primarily to serve our customers for the commercial manufacturing of advanced intermediates and APIs. We depend on our customers’ success in advancing products through development, regulatory approval and commercial launch. None of the products we expect to manufacture are currently approved by any regulatory authorities in the United States or Europe. Any delay or non-approval may have a material impact on our manufacturing business. Consequently, we may be required to reallocate our resources, which could cause delays in our service offerings and result in lower than expected revenues. As we develop our commercial-scale manufacturing capabilities, which inherently rely on producing larger volumes of fewer drug candidates than our current clinical-trial-scale manufacturing services, we will become more dependent on the success of a small number of drug candidates in development.

Because many of our fee-for-service contracts are contingent on successful completion of a project and often have a fixed price, we may bear financial risk.

A significant portion of our net revenues, including part of our laboratory services revenues and all of our manufacturing services revenues, are based on fee-for-service contracts, which are contingent on successful completion of a project and often have a fixed price. In 2009, fee-for-service contracts accounted for 51% of total revenues. If we do not deliver a service in a timely manner or otherwise as specified in the contract, if we incur cost overruns or if we intentionally price these contracts below our cost estimate because of competitive pressures, there could be a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We may fail to effectively develop and market new services, which may harm our growth opportunities and prospects, possibly resulting in losses.

We intend to continue to expand beyond our core discovery chemistry, process research and clinical-trial-scale manufacturing services. Over the past few years, we have established new services in discovery biology; DMPK/ADME; core analytical services; formulation; analytical development services; bioanalytical services and other areas. We are preparing to launch new services in preclinical toxicology and large-scale manufacturing. To develop and/or market our new services successfully, we must:

•	accurately assess and meet customer needs;

•	make significant capital expenditures;

•	optimize our pharmaceutical and medical device discovery, development and manufacturing processes to predict and control costs;

•	hire, train and retain the necessary personnel;

•	obtain required regulatory clearances or approvals;

•	increase customer awareness and acceptance of our services;

•	provide services of a high quality and in a timely manner;

•	price our services competitively;

•	compete effectively with other R&D outsourcing providers; and

•	effectively integrate customer feedback into our business planning.

If we fail to effectively develop new services and create demand for them, our future business, including results of operations, financial condition, cash flows and prospects, could be materially and adversely affected.

The loss of services of our senior management and key scientific personnel could severely disrupt our business and growth.

Our success significantly depends upon the continued service of our senior management and key scientific personnel. In particular, we are highly dependent on Dr. Ge Li, our Chairman and Chief Executive Officer, who has managed our business, operations and sales and marketing activities and maintained personal and direct relationships with our major customers since our inception; Edward Hu, our Chief Operating Officer and Acting Chief Financial Officer; Dr. Shuhui Chen, our Chief Scientific Officer; Dr. Suhan Tang, our Chief Manufacturing Officer; Xiaozhong Liu, our Executive Vice President and other senior management members and key scientific personnel. The loss of any of them, and in particular Dr. Li, could have a material adverse effect on our business and operations. Although each member of our senior management and key scientific personnel has signed a noncompete agreement with us, we may be unable to successfully enforce these provisions in the event of a dispute. If we lose the services of any senior management members or key scientific personnel, we may be unable to locate and retain suitable qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and its growth.

Changes in government regulation or in practices relating to the pharmaceutical, biotechnology and medical device industries, including healthcare reform, could decrease the need for the services we provide.

Governmental agencies throughout the world, particularly in the United States, strictly regulate the pharmaceutical, biotechnology and medical device R&D process. Changes in regulations, such as a relaxation in regulatory requirements, the introduction of simplified drug approval procedures or an increase in regulatory requirements that we may have difficulty satisfying or that may make our services less competitive could eliminate or substantially reduce the demand for our services.

Recently, healthcare reform legislation became law in the United States. One of the aims of this legislation is to control growing healthcare costs. Similar reform movements have occurred in Europe and Asia. This legislation could adversely affect revenues and therefore R&D expenditures of pharmaceutical, biotechnology and medical device companies, which in turn could decrease the related business opportunities available to us. In addition, new laws or regulations may create our risk of liability, increase our costs or limit our service offerings. Further, if health insurers were to change their practices with respect to reimbursements for pharmaceutical products, our customers may spend less, or reduce their growth in spending, on R&D.

Our customer agreements contain provisions that run counter to our interests or expose us to potential liability.

Our customers’ agreements generally provide that the customers can terminate the agreements or reduce the scope of services with little or no notice. A majority of our customer agreements allow customers to unilaterally terminate for convenience upon prior notice ranging from 30 to 90 days. If a customer terminates a contract with us, under the terms of the contract we are only entitled to receive revenues earned up to the date of termination. Therefore, cancellation or modification of one large contract, or proximate cancellation or modification of multiple smaller contracts, could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

In addition, in some of our customer contracts, we agree not to compete with the customer, either by ourselves or together with third parties. We are required to seek the customer’s prior written consent before making compounds for other customers chemically similar to those made for the customer. For some customers, our noncompete obligation is broad. For example, with one of our customers we have agreed that, for up to ten years after termination of the agreement, any employee who has worked on the customer’s projects may not work on any other project whereby the knowledge gained from such customer’s projects would be relevant. Complying with these noncompete obligations may restrict our ability to expand certain service offerings, and failure to comply could significantly harm our business and reputation, as well as expose us to liability for breach of contract.

We depend on a limited number of international supply sources in providing our service offerings, which, if interrupted, could cause disruption or delay to our services, reduce our sales and force us to use more expensive supply sources.

We depend on a limited number of international sources for our supply of certain reagents and other chemicals required in our product and service offerings, particularly in connection with our manufacturing services. Disruptions or delays to their continued supply may arise from health problems, export or import restrictions, embargoes, political or economic instability, severe weather conditions, disruptions to the air-travel system, contract disputes or other causes. If the supply of certain materials were interrupted, our services would be delayed. We also may not be able to secure alternative supply sources in a timely or cost-effective manner. If we cannot obtain adequate supplies of required materials that meet our standards or are sold at acceptable costs, our ability to accept and fulfill customer orders in the required quality and quantity and at the required time could be restricted, which in turn could harm our reputation, reduce our sales, cause us to lose market share, force us to use more expensive sources of supply and materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

Any failure by us to meet our customers’ or regulatory authorities’ standards in audits and inspections could harm our reputation.

Our customers and various regulatory authorities routinely audit and inspect our facilities, processes and practices to ensure that our services are meeting their standards in the pharmaceutical and medical device product development process. To date, we have passed all such audits and inspections. However, failure to pass these audits or inspections to our customers’ and regulators’ satisfaction could significantly harm our reputation and could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

If we fail to protect our customers’ intellectual property rights, we may be subject to liability for breach of contract and may suffer damage to our reputation.

Protection of customers’ intellectual property, or IP, associated with pharmaceutical and medical device R&D services is critical to their success. Our customers generally retain ownership of all associated IP, including both IP that they provide to us and IP that is created and provided as part of our services. Our success therefore depends in substantial part on our ability to protect the proprietary rights of our customers. This is particularly important for us because a large part of our operation is based in China, and China and Chinese companies have not traditionally enforced IP protection to the same extent as the United States and U.S. companies. Despite measures we take to protect our customers’ or our own IP, unauthorized parties may attempt to obtain and use information that we regard as proprietary. In some of our customer agreements, we have assumed indemnification obligations for IP infringement to the extent that we create the infringing aspect in deliverables by our customers. Our liability is usually not capped under these agreements. As a result, if any aspect of deliverables to our customers that we create infringes a third party’s IP rights, and particularly if such deliverable ultimately becomes a commercially successful product, we could be exposed to substantial liability. Any unauthorized disclosure of our customers’ IP could subject us to liability for breach of contract, as well as significant damage to our reputation, which could materially harm our business, including its financial condition, results of operations, cash flows and prospects.

We may undertake acquisitions that may have a material adverse effect on our ability to manage our business and may end up being unsuccessful.

Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances in areas where we do not currently operate. If we are presented with appropriate opportunities, we may acquire additional businesses that are complementary to our existing businesses. Future acquisitions will likely present challenges and could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in the integration of acquired businesses could have an adverse effect on our ability to effectively manage our business. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenues to offset the expenses related to the acquisitions and potential loss of, or harm to, relationships with employees or customers as a result of our integration of new businesses, any of which could significantly disrupt our ability to manage our business.

Any failure to comply with existing regulations and industry standards could harm our reputation and our business, including our financial condition, results of operations, cash flows and prospects.

A number of governmental agencies or industry regulatory bodies in China, the United States, Europe and Japan impose strict rules, regulations and industry standards on how we and our customers conduct pharmaceutical and medical device R&D. We may need to obtain clearance by the U.S. Food and Drug Administration, or FDA, or other regulatory authorities in the event that our customers’ clinical trials are filed as part of a New Drug Application, Biologic License Application or other filing to seek marketing approval. All facilities and processes used to manufacture pharmaceuticals and biologics in the United States, Europe and Japan must conform to standards established by the appropriate regulatory authority. These authorities may conduct scheduled periodic inspections of our facilities to monitor our regulatory compliance. We may not obtain clearance from the FDA in the event that we are inspected, either immediately or over time. Further, any failure to comply with existing regulations and industry standards could result in fines or other actions against us or our customers, the termination of ongoing research and the disqualification of data for submission to regulatory authorities, or we may no longer be able to offer our services to our customers. As a result, we may be unable to fulfill our contractual obligations. This could harm our reputation, our prospects for future work and our operating results. For example, if we were to treat research animals inhumanely and not in accordance with international standards set out by AAALAC, that organization could revoke accreditation, and the accuracy of our animal research data could be questioned. Any material violation by us of GLP or GMP standards, as determined by the FDA or other regulatory authorities, could cause our customers to terminate their contracts with us. Any adverse action by the regulatory authorities would have a material and adverse impact on our reputation and our business, including its financial condition, results of operations, cash flows and prospects.

We may need additional capital that we may be unable to obtain in a timely manner on acceptable terms.

In order to expand our capacity, develop new services and remain competitive, we may require additional capital. Financing may be unavailable in amounts or on terms acceptable to us. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by life science companies and related companies, and

•	economic, political and other conditions in China, the United States and other countries.

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

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory. We hold employer’s liability insurance generally covering death or work-related injury of employees. We maintain product liability and professional errors and omissions insurance covering product liability claims arising from the use, consumption or operation of our small-molecule compounds and biologics and claims arising from negligence in connection with our services to customers. We hold public liability insurance covering certain incidents involving third parties that occur on or in the premises of the company. We hold directors and officers liability insurance. We do not maintain key-man life insurance on any of our senior management or key personnel. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Insurance companies in China offer limited business insurance products and, to our knowledge, do not offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the cost of this insurance and the difficulties associated with acquiring it on commercially reasonable terms make doing so impractical. As a result, we do not have any business liability, disruption or litigation insurance coverage for our China operations. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Our principal laboratory and manufacturing facilities may be vulnerable to natural disasters or other unforeseen catastrophic events.

We conduct our primary R&D activities at our headquarters located in the Shanghai Waigaoqiao Free Trade Zone. We also conduct R&D activities at three other facilities in China, located in the Jinshan area of Shanghai, Tianjin and Suzhou, and at our three United States facilities in St. Paul, Minnesota; Philadelphia, Pennsylvania and Atlanta, Georgia. We depend on these facilities for continued business operations. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to operate our business in its ordinary course. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement lead time. The occurrence of any such event could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

We may be liable for contamination or other harm caused by hazardous materials that we use.

Our pharmaceutical and medical device R&D processes involve the use of highly toxic and hazardous materials. Any failure by us to control the use or discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. We are subject to national, state, provincial and local regulations governing the manufacture, handling or other use, storage and disposal of hazardous materials. We cannot fully eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any contamination or injury, which could have a material adverse impact on our business, including its financial condition, results of operations, cash flows and prospects.

The lessors of our temporary Suzhou and Changzhou facilities do not possess the required title certificate. We may be required to vacate these premises, causing a disruption to our operations.

We entered into a lease agreement that expires in 2013 with a Suzhou-based company for use of temporary preclinical facilities in Suzhou. These facilities are located separate from our own newly constructed 314,000 square foot toxicology facility in Suzhou. We also entered into a lease agreement that expires in 2011 with a Changzhou-based company for use of facilities in Changzhou. The lessors have not obtained the relevant title certificate and therefore cannot register our lease agreement. Under Chinese law, our lease agreement may be subject to third-party challenges, and, as a result, we may be required to vacate these premises and relocate our operations to our own newly constructed Suzhou and Changzhou facilities.

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

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets from time to time (including, among others, goodwill and equity investments in less-than-25%-owned entities). Because we expect to hold a substantial amount of cash and other passive assets, and because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs, which fluctuates, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see Item 10.E, “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2009, our management may later conclude that our internal control is not effective. Moreover, even if our management concludes in the future that our internal control is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion.

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

On January 8, 2009, we entered into an agreement for a $4 million short-term loan and a $16 million short-term revolving facility from JPMorgan Chase. On January 28, 2010, we entered into an amendment to the abovementioned agreement to convert the original facility to a $20 million short-term revolving line of credit. Both loan agreements contain covenants on our major corporate actions that may limit the manner in which we conduct our business, including covenants that:

•	we maintain several debt-related financial ratios beyond certain thresholds;

•	each loan is payable on demand by JPMorgan Chase;

•	dividend payout by us to our shareholders cannot exceed 35% of our total net income for the year in which the dividend payout is made; and

•	limit the amount of new PRC and non-PRC loans entered into by us.

We are a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have fewer shareholder rights than they would have under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Cayman Islands Companies Law (2009 Revision), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Moreover, as a non-U.S. company with foreign private-issuer status, we have been exempted from, and you may not be provided with the benefits of, some of the NYSE corporate-governance requirements applicable to U.S. companies, including that:

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

The Companies (Amendment) Law, 2009 became effective on May 11, 2009 and introduced a new mechanism into the Companies Law for mergers and consolidations where the surviving company or consolidated company will continue to be a Cayman Islands company. Under the new mechanism, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed to by the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. However, these rights have not yet been tested before the Cayman Islands court, and, as a result, they may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Certain judgments obtained against us by our shareholders may be unenforceable.

We are a Cayman Islands company, and the majority of our assets and a large part of our operations are located outside of the United States. Substantially all of our current operations are conducted, and our operating assets are located, in the PRC. In addition, many of our directors and officers are nationals and/or residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil-liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not resident in the United States and the substantial majority of whose assets are located outside of the United States. Even if you are successful in bringing an action of this kind, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil-liability provisions of the securities laws of the United States or any state. In addition, such Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any U.S. state.

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

Some of our current services involve testing pharmaceuticals and medical devices in laboratory animals. As we expand our service biology offerings into toxicology, we anticipate that we will work extensively with large animals, including non-human primates. While the testing of pharmaceuticals in animals is almost universally mandated by law, certain special interest groups categorically object to the use of animals for these research purposes. Any threats directed against our animal research activities or negative media attention could impair our ability to operate our business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures that utilize laboratory animals, as has been advocated by certain groups, our business could be materially and adversely affected.

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

China enacted a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, effective January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises, or FIEs, under its predecessor. The New EIT Law, however, (a) reduces the statutory rate of enterprise income tax, or EIT, from 33% to 25%, (b) permits companies established before March 16, 2007, that were eligible for preferential tax rates according to then-effective tax laws and regulations to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and gradually transit to the uniform 25% EIT rate by January 1, 2013, and (c) introduces new tax incentives, subject to various qualification criteria. Therefore, as enterprises established prior to the promulgation of the New EIT Law, WASH, STA, WATJ and

WASZ are still entitled to their preferential tax treatment, which shall also be subject to the transitional phase-out rules. In addition, based on the New EIT Law, an enterprise that is entitled to preferential treatment in the form of EIT reduction or a tax holiday exemption, but has not been profitable and, therefore, has not enjoyed such preferential treatment, was required to begin its tax holiday exemption in 2008. As such, certain subsidiaries have begun their tax holiday exemption in 2008, even though they were not yet cumulatively profitable at that time.

The New EIT Law and its implementing rules permit certain “high and new technology enterprises,” or HNTEs, to enjoy a reduced 15% EIT rate subject to certain general factors described in the New EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the New EIT Law. Therefore WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as an HNTE. However, WASH, STA and WATJ will not adopt the HNTE policy until the transitional periods of the New EIT Law expire. Currently the applicable transitional period tax rate in WASH, STA and WATJ are all under 15%. WXAT started to enjoy the HNTE policy from 2008. The HNTE qualification of our PRC subsidiaries WXAT, WASH, WATJ and STA will be valid for three years starting from calendar year 2008 through 2010. The continued qualification of HNTE status is subject to annual evaluation by the relevant PRC government authorities. In addition, WXAT, WASH, WATJ and STA will need to apply for an additional three-year extension upon the expiration of the current HNTE qualification. Our computation of deferred taxation is based on the enacted tax rate, which did not factor in the extension of HNTE status. If any or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

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

Under China’s New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for EIT purposes. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as resident enterprises clarified that dividends paid by such resident enterprises and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. The implementing rules of the New EIT Law define “de facto management bodies” as “management bodies that exercise substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, the tax circular mentioned above specifies that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights. Currently no further official interpretation or application of this new resident enterprise classification is available; therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a resident enterprise for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to

EIT at a rate of 25% on our worldwide taxable income, as well as to PRC EIT reporting obligations. Second, although under the New EIT Law and its implementing rules dividend income between qualified resident enterprises is exempted income, we can not assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Finally, the New EIT Law and its implementing rules issued by PRC tax authorities suggest that dividends paid by us to our non-PRC shareholders and, while less clear, capital gains recognized by them with respect to the sale of our stock, may be subject to a withholding tax of 10% for non-PRC enterprise shareholders and potentially 20% for non-PRC individual shareholders. Similarly, these unfavorable consequences could apply to our BVI holding company if it is classified as a PRC resident enterprise.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.

Since inception, we have benefited from either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for these financial incentives. The incentives are subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives, our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operational factors we may otherwise experience. For example, we expect downward pressure on future margins on goods manufactured for export due to changes in China’s value added tax, or VAT, system, reducing the potential VAT export refund on certain categories of goods from 13% to 5%.

On November 5, 2008, the State Council of China approved the amendments to the Provisional Regulations of the PRC on Value Added Tax, or Amended VAT Regulations. The key change is a shift from a production-based to a consumption-based VAT regime. Under the old regime, the recovery of input VAT incurred on the purchase of fixed assets is disallowed. The Amended VAT Regulations will allow general VAT payers to recover input VAT incurred on the purchase of certain fixed assets. The new VAT treatment of fixed assets applies to equipment purchased on or after January 1, 2009. Equipment for this purpose includes machinery, means of transportation and other equipment and tools related to production and operation. Before December 31, 2008, there was a policy of VAT exemption on imported equipment. This preferential VAT policy was abolished as of January 1, 2009. Because of the different business activities and locations of our PRC subsidiaries, the Amended VAT Regulations have different impacts on each of these entities. The Amended VAT Regulations will allow STA, our manufacturing entity and a VAT tax payer, to credit input VAT on qualified equipment purchases (both imported and domestic). Our other subsidiaries, including WXAT, WATJ and WASZ, cannot continue to enjoy the VAT exemption on imported equipment. Also, these subsidiaries cannot credit input VAT on qualified equipment purchases because their primary income is from service fees that are subject to business tax rather than VAT. Therefore the VAT reform will increase the cost of imported equipment purchased by WXAT, WATJ and WASZ. Though WASH is of a similar nature to WXAT, WATJ and WASZ and therefore cannot enjoy the credit input VAT on qualified equipment purchases, it will continue to enjoy the VAT exemption on its imported equipment because it is located in the Waigaoqiao Free Trade Zone of Shanghai.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. As a result, from July 21, 2005 to April 9, 2010, the Renminbi appreciated approximately 21.3% against the U.S. dollar. Our net revenues were primarily generated from sales denominated in U.S. dollars, and a majority of our operating costs and expenses were denominated in Renminbi. As a result, when the Renminbi appreciates against the dollar, our margins are pressured. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day, and the People’s Bank of China regularly intervenes in the foreign-exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi-dollar exchange rate and lessen intervention in the foreign-exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay. More recently, the PRC government has indicated a willingness to allow the Renminbi to appreciate against the U.S. dollar.

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

Changes in China’s economic, political and social conditions could adversely affect our business, financial condition, results of operations and prospects.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to FIEs. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical or, in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we benefit from either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. By way of further example, although required by PRC law, many FIEs, including our PRC subsidiaries, have not historically obtained approvals from the National Development and Reform Commission, or NDRC, or its

counterparts before receiving approval from the Ministry of Commerce or its counterparts for their establishment. The NDRC has recently reiterated its position that the establishment of FIEs is subject to the NDRC’s approval, in addition to any other required PRC government approvals. However, the legal consequence for failure to obtain the NDRC approval by those FIEs, including our PRC subsidiaries, is not prescribed under the current PRC law. As a result, these uncertainties, together with any development or interpretation of the PRC law that is adverse to us, could materially and adversely affect our business, financial condition, results of operations and prospects.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the NYSE could have a material adverse effect on our business, results of operations and reputation and the trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

We completed the initial listing and trading of our ADSs on the NYSE in August 2007. We did not seek CSRC approval in connection with our initial public offering. However, the application of this PRC regulation remains unclear, with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Commerce & Finance Law Offices, advised us that because we completed our restructuring for the initial public offering before September 8, 2006, the effective date of the new regulation, it was not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the NYSE did not require CSRC approval. A copy of Commerce & Finance Law Offices’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 in connection with our initial public offering, which is available at the SEC website at www.sec.gov.

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

The State Administration of Foreign Exchange, or SAFE, has promulgated several regulations that require PRC residents to register with and/or obtain approvals from branches of SAFE in connection with their direct or indirect offshore investment activities. On October 21, 2005, SAFE issued the Notice on Issues Relating to the

Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75, requires (a) PRC residents to register with the local SAFE branch before establishing or controlling any offshore company, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets or equities of PRC companies and raising funds from overseas, (b) any PRC resident who is a shareholder of an offshore special purpose company to amend such shareholder’s SAFE registration with the relevant SAFE branch with respect to such company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China, and (c) registration by March 31, 2006, of direct or indirect investments previously made by PRC residents in such companies. In November 2005 and May 2007, SAFE promulgated implementing rules with respect to Notice 75.

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

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If any of our five subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our operating subsidiaries in China is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop contributing if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. An equity joint-venture enterprise is required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. As a result of these PRC laws and regulations, each of the operating subsidiaries in China is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. As of December 31, 2009, the restricted portion of their net assets totaled $238.8 million, which is composed of the registered capital and the statutory reserve of the PRC subsidiaries. Limitations on the ability of our operating subsidiaries in China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends or otherwise fund and conduct our business.

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

Any future outbreak of severe acute respiratory syndrome or avian flu in China or similar epidemics or pandemics may severely disrupt our business and operations.

Epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In April 2009, an outbreak of the H1N1 strain of influenza occurred in Mexico and the United States, and human cases of swine flu were, and continue to be, discovered in China and Hong Kong. We are unable to predict the effect, if any, that influenza may have on our business. Any future outbreak of SARS, H1N1 or similar epidemics or pandemics may, among other things, significantly disrupt our ability to adequately staff our business, restrict the level of economic activity in affected areas and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our quarterly revenues and operating results have fluctuated significantly in the past and may continue to fluctuate significantly depending upon numerous factors, including:

•	the commencement, completion or cancellation of large contracts;

•	the progress of ongoing contracts;

•	impairment charges and charges related to discontinued operations;

•	general economic conditions in China, the United States and other countries;

•	acquisitions, dispositions or discontinuances of businesses and any associated charges;

•	our customers’ requirements for delivery of services, particularly our manufacturing services;

•	changes in the mix of our revenues from our laboratory services, including the portion of services performed on a fee-for-service or full-time-equivalent basis;

•	changes in the R&D outsourcing industry’s operating environment; and

•	changes in government policies or regulations or their enforcement.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations.

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Between January 1, 2009 and March 1, 2010, the trading price of our ADSs on the NYSE ranged from $3.67 to $18.00 per ADS, and the last reported sale price on April 22, 2010 was $16.31 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow and announcements of new investments or acquisitions could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our financial condition and results of operations.

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

To the extent holders of our ADSs hold certificated ADRs rather than holding ADSs through their bank, broker or other nominee through the Depositary Trust Company, the ADSs represented by ADRs will be transferable on the books of the depositary. However, the depositary may close its books at any time that it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies and will close its books on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of, or circumstance permitted by, the deposit agreement.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our principal executive offices are located at 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China. Our telephone number is 86-21-5046-1111. Our website address is www.wuxiapptec.com. The information on our website does not form a part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

We conduct substantially all of our business through five operating subsidiaries in China and one operating subsidiary in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our five operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004 under the name WuXi PharmaTech (BVI) Inc., with no significant assets and/or operations of its own. Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd.

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

In December 2007, in connection with our acquisition of AppTec, we incorporated two U.S. subsidiaries: (a) Paul (US) Holdco, Inc., or Holdco, a Delaware corporation wholly owned by us, and (b) Paul Acquisition Corporation, or PAC, a Delaware corporation wholly owned by Holdco. In January 2008, we completed the acquisition of AppTec, whereby PAC merged with and into AppTec Laboratory Services, Inc., or ALS, a Delaware corporation, with ALS continuing as the surviving corporation. In the second half of 2008, the global economy suffered a serious downturn, including a significant deterioration in credit markets. As a result, some AppTec customers, including small biotechnology companies, had considerable difficulty in obtaining credit or in raising capital and consequently cut back on their spending for our services, particularly in biologics manufacturing. After conducting a thorough review of the marketplace, we concluded that the prospect of a recovery in the foreseeable future was unlikely and therefore we discontinued our biologics manufacturing operations in December 2008.

In 2008, we made capital expenditures of $64.0 million, primarily to construct a large-scale manufacturing facility in the Jinshan area of Shanghai and a drug safety evaluation center for toxicology studies in Suzhou. In 2009, we made capital expenditures of $55.3 million, primarily to expand and upgrade the laboratory facilities in Shanghai. These capital expenditures were funded from our operating cash flow. For additional information, see Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

While the CRO industry has focused, and continues to focus, on conducting clinical trials, outsourcing may benefit all stages of pharmaceutical R&D. While the first CRO operations were based in the United States, Europe and Japan, companies in developing countries have added value based on their unique capabilities. We believe we have been successful in establishing operations in China that provide high-quality discovery services to pharmaceutical companies efficiently and cost-effectively.

We believe the share of pharmaceutical R&D spending that is being outsourced is increasing and will continue to increase, with historical trends toward greater outsourcing continuing.

Company Overview

We are a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cost of pharmaceutical and medical device R&D by providing cost-effective and efficient outsourcing solutions. We have more than 800 customers, including most of the largest pharmaceutical companies by revenues, many of whom have presented us with awards for our performance and continue to come back to us for additional and integrated projects.

Since our founding in 2001, our core business has been to provide discovery chemistry services to synthesize small molecules at the beginning of the drug discovery process. Discovery chemistry continues to represent a large majority of revenues for our China-based laboratory services segment. In recent years, we have added other services, including discovery biology, safety pharmacology, DMPK, bioanalytical services, manufacturing process R&D, clinical-trial-scale manufacturing, formulation and toxicology. The AppTec acquisition expanded our capabilities beyond small molecules to large-molecule biologics and medical devices. We continue broadening customer relationships with our expanded capabilities and integrated services.

We are well-positioned to capitalize on the global trend of R&D outsourcing by emphasizing our experience, capabilities, quality, responsiveness, protection of customer intellectual property and reliability. Our primary China-based facilities include an 1,006,000 square-foot R&D center in the Waigaoqiao Free Trade Zone in Shanghai, a 71,000 square-foot small-scale cGMP clinical manufacturing facility and a new 222,000 square-foot large-scale cGMP manufacturing plant in the Jinshan area of Shanghai, a 253,000 square-foot R&D center focused on discovery chemistry in Tianjin and a 314,000 square-foot preclinical toxicology facility in Suzhou. A portion of the toxicology facility began operations in the second half of 2009, and the remaining area is expected to be opened later based on business demand. Our large-scale cGMP manufacturing facility is expected to open in the first half of 2010. Our acquisition of AppTec provides us with a U.S. presence and with know-how in biologics and medical device testing, including three FDA-registered facilities. These U.S. facilities include an 82,000 square-foot R&D and manufacturing facility in St. Paul, Minnesota; a 51,000 square-foot testing facility in Atlanta, Georgia and a 75,000 square-foot R&D and testing facility in Philadelphia, Pennsylvania. Approximately 19,000 square feet of space in our Philadelphia facility used for our biologics manufacturing operation was discontinued in December 2008. The space is available for future growth of biologics testing services.

Our net revenues increased from $135.2 million in 2007 to $253.5 million in 2008 and to $270.0 million in 2009, representing year-over-year growth of 87% and 7%, respectively. Net revenues in 2008 included $57.7 million of revenues from AppTec, acquired on January 31, 2008. These 2008 revenue numbers exclude revenues from our biologics manufacturing operation, which we discontinued in December 2008. We generated most of our revenues in each of the prior three years from customers headquartered in the United States. Our historical growth rate is attributable primarily to an increased customer base and a greater number of projects that resulted from our expanded capacity and increased service offerings, including a focus on obtaining long-term, integrated R&D contracts. Our net income increased 56% from $33.9 million in 2007 to $52.9 million in 2009. We recorded a net loss of $64.2 million in 2008, which included pretax impairment charges of $60.5 million relating to the continuing AppTec business and a pretax loss from discontinued AppTec operations of $61.7 million ($49.3 million after tax). In contrast, we have not recorded any impairment charge related to our long-lived assets or goodwill in 2009.

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

Our Competitive Strengths

Since the date of our incorporation in December 2000, we have become a major international CRO. We believe we are the largest CRO headquartered in China. Our competitive advantages include:

An integrated R&D service platform. We have built a broad range of contiguous services that, when used together, offer the opportunity for efficient advancement of product candidates through the drug discovery and development value chain.

An experienced international management team. Many of our senior management are professionals educated at major universities in the United States and China, with extensive work experience in the leading pharmaceutical, biotechnology and medical device companies that are our current customers.

A highly educated and trained workforce. As of December 31, 2009, we had 4,202 employees, including 2,984 scientists. Most of our scientists have obtained master’s degrees and above. We successfully recruit recent graduates from universities in China and have an extensive proprietary training program. In the U.S., the total headcount was 436 and 428 as of December 31, 2008 and 2009, respectively.

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

An intense focus on a diversified, high-quality customer base. Most of the world’s largest pharmaceutical companies by revenue and many other leading pharmaceutical, biotechnology and medical device companies are our current customers. We have successfully obtained repeat business from all of our top ten customers over the past four years. Our projects have grown in size, and our working relationships with our customers have become more strategic based on the trust earned through working experience.

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

Our Services

We group our operations into two segments:

•

Laboratory services for pharmaceutical, biotechnology and medical device companies. Laboratory services for pharmaceutical companies include discovery and medicinal chemistry, analytical chemistry, discovery biology, safety pharmacology, DMPK/ADME, bioanalytical services, process research, formulation and toxicology. All of the AppTec testing business is included in laboratory services, which include biologics and medical device testing and manufacturing services.

•	Manufacturing services for producing advanced intermediates and APIs for use by pharmaceutical companies in preclinical and clinical trials.

Net revenues from our laboratory services segment increased from $102.4 million in 2007 to $205.0 million in 2008 and $249.9 million in 2009, or 100.0% and 21.9% growth, respectively. Net revenues from our manufacturing services segment increased from $32.8 million in 2007 to $48.5 million in 2008 and decreased to $20.1 million in 2009, or year-over-year changes of 47.9% and (58.6%), respectively.

Laboratory Services Segment

Pharmaceuticals

We provide a broad and integrated portfolio of pharmaceutical services that consist of the following:

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

DMPK/ADME. We perform drug metabolism and pharmacokinetics, or DMPK, and absorption, distribution, metabolism, and excretion, or ADME, services to gain information about how the human body changes a pharmaceutical physically and impacts its action, including its efficacy and toxicity. We offer in vivo pharmacokinetic studies in small and large mammals by measuring drug concentrations in a range of biological matrices, including blood, urine, bile, cerebrospinal fluid and tissues. We have capabilities to administer drugs using a variety of dosing routes and to provide results in a rapid turnaround time. Our in vitro ADME profiling services include analyzing the metabolic stability and permeability of drug candidates, interactions with transporters, drug-drug interactions and plasma protein binding. Our metabolite identification services include metabolite profiling, characterization and structure elucidation; bulk metabolite isolation and purification; synthesis of authentic standards of metabolites and pharmacokinetic evaluation of parent and metabolites in preclinical and clinical samples. We also perform pharmacokinetic/pharmacodynamic modeling studies in various rodent efficacy models, including cancer, central nervous system disorders and metabolic diseases.

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

Process Research and Development. Our cGMP-quality kilo-lab and pilot plant help our customers to develop processes to manufacture pharmaceuticals in larger quantities, from laboratory quantities measured in milligrams/grams to scale-up quantities measured in kilograms, to process optimization quantities measured in hundreds of kilograms, to commercial quantities measured in metric tons. By selecting the most efficient methods of compound synthesis, our chemists reduce the cost of synthesis. Efficiency can be improved by reducing the number of products used in synthesis, improving the yield of the desired compound and accelerating the time needed for synthesis. Our process development services are fully integrated with our analytical development, formulation development and cGMP manufacturing of APIs. Many of our manufacturing projects involved compounds for which we developed the scale-up methodology in process R&D. We offer process safety evaluations as part of this service.

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

Toxicology. We offer in vivo and in vitro non-clinical safety evaluation, or toxicology, programs. We began offering our toxicology services in China in 2007 with a 13,000 square-foot temporary leased facility and have partnered with another company to secure a supply of laboratory animals and access to a breeding facility.

In mid-2009, we opened a new 314,000 square-foot facility in Suzhou. Its 108 study rooms are being introduced in two stages. We have built out, validated and begun to use 62 study rooms as part of Stage 1. The remaining 46 study rooms will be brought on line later based on business demand. We currently are conducting non-GLP exploratory toxicology services and client-funded GLP validation studies. We expect inspections by the SFDA and the Organization of Economic Cooperation and Development in the second half of 2010. We expect to begin offering GLP toxicology services by mid-2010. The facility’s services are eventually expected to include studies in general toxicology, genotoxicity, DMPK, carcinogenicity, safety pharmacology and developmental and reproductive toxicology.

The AppTec acquisition extended the scope of our capabilities to include GLP and non-GLP toxicology services in the United States, including general toxicology. Our St. Paul facility has 40,000 square feet dedicated to in vivo toxicology services for the medical device industry. Staff include the specialists necessary for a GLP facility, including board-certified toxicologists, pathologists, veterinarians, histologists and study directors. The facility is FDA-registered, ISO 17025 certified, accredited by AAALAC and the American Association for Laboratory Animal Science and licensed by the U.S. Department of Agriculture, or USDA, and the U.S. Drug Enforcement Administration.

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

Biologics Testing and Other Services. We offer an array of biologics testing and characterization services. Regulatory agencies require biologics manufacturers to establish the safety of their products through a mandatory three-step process. The first safety step is characterization of the starting material, such as process raw materials or cell banks. This involves identifying properties of the starting material, such as species and type, purity and product-expression characteristics and testing the starting material for the presence of adventitious agents, such as viruses, mycoplasma, fungi and bacteria. The second step is evaluation of the purification process to remove or inactivate any adventitious agents. We work with customers to design and perform custom viral or other microbial clearance studies specific for the product and to develop and implement clearance processes in accordance with international regulatory guidelines. The final step is product characterization and adventitious testing of unprocessed bulk product, or UBP; purified bulk product, or PBP; and final product, or FP. UBP testing usually involves limited virus, sterility and mycoplasma testing. PBP testing routinely consists of molecular and analytical characterization studies for product purity and potency, as well as sterility testing. FP testing typically includes sterility and endotoxin testing.

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

Medical Devices

Medical Device Testing and Development. Our medical device testing and development services ensure that a medical device is manufactured, packaged and sterilized in accordance with GMP guidelines. In addition, we offer all the relevant test modalities to study medical device biological safety and biocompatibility. Our GLP- and GMP-compliant testing services include custom device performance and materials testing; complete biocompatibility testing according to FDA/ISO 10993 and Japanese standards; toxicology discovery and safety studies; product-validation programs for all commercially available sterilization methods; lot-release, raw-material and vendor-qualification testing; package integrity, accelerated aging and simulated distribution testing and complete testing services of controlled environments. For processed tissue and tissue-based products, we provide a comprehensive program that includes bacterial and viral inactivation studies on human and animal tissues; quality testing including bioburden, sterility, residual moisture, package testing and accelerated aging; in vitro and in vivo lot-release assays of osteoinductivity and of endotoxin and custom studies including validation of sterilization and decontamination procedures and process-change validations. We also offer unique cGMP processing services for device, combination and tissue products that require processing in a controlled environment.

Our Atlanta facility has 50,000 square feet dedicated to microbiology, chemistry and package integrity testing services, with six cleanroom suites for sterility testing. Staff include specialists in sterilization sciences, microbiologists, chemists and study directors. The facility is FDA-registered, ISO 17025 certified, accredited by the American Association for Laboratory Animal Science and licensed by the USDA and the U.S. Drug Enforcement Administration.

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

We have a cGMP-quality manufacturing facility in the Jinshan Chemical Industry Development Zone of Shanghai, which covers both research manufacturing and commercial-scale manufacturing. The plant complies with SFDA standards and is ISO 9001:2000 certified. It was established in May 2004 for research manufacturing. It has approximately 71,000 square feet of space and 36 reactors with volumes ranging from 100 to 3,000 liters each, for total volume of 50,400 liters. In January 2007, we began building the large-scale and commercial-scale manufacturing facility. The new 222,000 square-foot facility has 18 reactors ranging in volume from 8,000 to 20,000 liters each, or 216,000 liters of total reactor volume. The new facility offers advanced process automation for control of temperature, agitation and other parameters and has high-pressure, high-temperature and cryogenic capabilities. We are conducting testing and validation work on the new facility and expect to put it into use during the first half of 2010.

Sales and Marketing

We market our services directly to customers through meetings with the senior management of pharmaceutical, biotechnology and medical device companies; maintenance of extensive Internet websites and participation in trade conferences and shows and scientific conferences. We also receive a significant amount of business from customer referrals. Since our inception, our senior management has been actively involved in managing our sales and marketing activities and maintaining direct relationships with our major customers.

A new customer typically first assigns us a small-scale assignment to test our capabilities. After we successfully complete the assignment, the customer often increases the size and duration of the next contract and hires us for more types of assignments. We aim to increase our customer base by targeting pharmaceutical, biotechnology and medical device companies that lack in-house discovery and development capabilities and view outsourcing as an attractive option to achieve their objectives.

We have field forces strategically located in key geographic locations, including the United States and Europe. A sales support group based in St. Paul, Minnesota, assists these sales forces. Our field sales representatives generate sales leads and work closely with technical experts to prepare quotes and secure customer orders.

Customers

Prior to the AppTec acquisition, our customers consisted primarily of large pharmaceutical and biotechnology companies located throughout the world. In 2009, our China-based operations provided services to 182 pharmaceutical and biotechnology customers. A large majority of our total net revenues over the last four years were generated from sales to customers headquartered in the United States. We have received numerous awards from our customers, including Top Chemistry CRO from Pfizer in 2008 and the Global Supplier Award from Eli Lilly in 2009. Most of our customers return to us for more projects, particularly integrated programs, and each of our top ten customers over the last four years continues to be our customer today. As a result, our customer base has been stable, with growing average revenue per customer. With the AppTec acquisition, we added more than 700 medical device and biotechnology customers to our customer base, including many global medical device companies and small to medium-size medical device and biotech companies.

The table below sets forth information regarding our historical customer base:

	For the year ended December 31,
	2007	2008	2009
Top ten customer concentration (recognized as a percentage of total revenues)	74%	54%	53%
Retention of top ten customers (repeat percentage)	100%	100%	100%
Average revenues per top ten customer (millions of U.S. dollars)	$10.0	$13.8	$14.4

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

In 2009, revenue from Merck and Pfizer, our two largest customers, accounted for 14.4% and 10.9%, respectively, of our net revenues. Revenue from our top ten customers in 2009 totaled $144 million, or 53% of our total revenues. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects. Recent merger activity in the pharmaceutical industry increases this risk.

Project Management and Customer Support

We believe that we have an established reputation among our customers for high productivity, rapid turnaround times and comprehensive customer support. We generally assume full project management responsibility in each of our service offerings. We strictly adhere to our internal quality and project management processes. We believe these processes, methodologies and knowledge management systems and tools reduce the overall cost to the customer and enhance the quality and speed of delivery. We have developed a project-management methodology to ensure timely, consistent and accurate delivery of quality services. To facilitate project management, we developed an online system allowing a customer’s project manager to monitor and report on the progress of its projects through a secure encrypted website. Additionally, our project team interacts with the customer’s project-management team through daily emails, bi-weekly reports and regular conference calls. Our project management involves strict adherence to our strategic imperative to protect our customers’ confidentiality and IP. See “—Intellectual Property” below.

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

Seasonality

Our revenues generally are not subject to significant seasonal fluctuations because our customers’ needs are relatively continuous.

Intellectual Property (IP)

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

We do not believe that our own proprietary technology and IP are material to our business. Although our own IP rights are important to our results of operations, we believe that the technical expertise, knowledge, ability and experience of our employees are more important, and that these technological capabilities provide significant benefits to our customers.

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

Competition

We compete with other CROs, contract manufacturing organizations and research and academic institutions. We anticipate that we will face increased competition in the future as new companies enter the market and advanced technologies become available. See Item 3.D, “Key Information—Risk Factors—Risk Relating to Our Business—We face increasingly intense competition. If we do not compete successfully against new and existing competitors, some of whom subject us to increasing pricing pressure, demand for our services and related revenues may decrease.”

The pharmaceutical and biotechnology R&D outsourcing market remains highly fragmented. We compete with industry players in particular service areas—for example with Charles River Laboratories International, Inc., which has partnered with Shanghai BioExplorer Co., Ltd., in the preclinical services area, and with Shanghai ChemPartner Co., Ltd. and BioDuro, a PPD company, in the discovery chemistry area. We now also compete with companies in the biologics and medical device testing area, including BioReliance Corporation, NAMSA and Toxicon. We believe that we do not compete with any single company across the breadth of our service offerings.

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

We believe that the successful recruitment and retention of scientists with Ph.D.s and master’s degrees is a key element in achieving our strategic goals. We believe that as competitive pressures in the pharmaceutical and medical device R&D industry increase, the recruitment and retention of scientists will become increasingly competitive. To meet this challenge, we actively recruit scientists at colleges and universities and through other means. We believe the sophisticated pharmaceutical and medical device R&D services performed in the course of our business and our reputation as the leading CRO headquartered in China help us in attracting and retaining qualified scientists. We offer what we believe are competitive salaries and benefits as a means to recruit and retain highly skilled scientists.

Insurance

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory; employer’s liability insurance generally covering death or work injury of employees; product liability and professional errors and omissions insurance covering product liability claims arising from the use, consumption or operation of our small-molecule compounds and claims arising from negligence in connection with our services to customers; public liability insurance covering certain incidents involving third parties that occur on the premises of the company and directors and officers liability insurance. While we believe that our insurance coverage is comparable to that held by similarly situated companies with property in China and the United States, it may be insufficient to cover all claims for product liability or damage to our fixed assets. We do not maintain life insurance for any of our senior management or other key personnel.

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

Chinese Government Regulations

We operate in a legal environment with little formalized regulation over several of our activities. The following laws, regulations and regulatory authorities are relevant to our business:

State Food and Drug Administration (SFDA)

In the PRC, the SFDA is the authority that monitors and supervises the administration of pharmaceutical products and medical devices and equipment as well as food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established in August 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC, or the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA.

The SFDA’s primary responsibilities include:

•	monitoring and supervising the administration of pharmaceutical products, medical devices and equipment as well as food and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and pharmaceuticals;

•	evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicines;

•

approving and issuing permits for the manufacture, export and import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises for pharmaceutical manufacture and distribution; and

•	examining and evaluating the safety of food and cosmetics and handling significant accidents involving these products.

We are currently not involved in the business of providing drug-development services in the Chinese market that are subject to the SFDA approval process, or of manufacturing or marketing any drug to be sold in China. Our customers, who are principally located in the United States, are developing drugs for the United States and other major international markets. As such, the primary regulatory authority that impacts our business is the FDA. Although we voluntarily comply with certain SFDA standards, except in the following instances we are not currently, and are not likely to become, subject to SFDA regulation:

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

Blood and Reagent Import/Export

According to the Circular on Strengthening Administration on Entry and Exit Inspection and Quarantine of Special Articles for Medical Use, import or export of special medical articles, including blood and reagents, must be inspected by the relevant inspection and quarantine authorities and be approved by the MOH or its local counterparts or other authorities.

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

PRC Patent Law

The PRC Patent Law was first promulgated in 1984 and has since been amended three times, in 1992, 2000 and most recently in 2008. The third amendment to the PRC Patent Law became effective on October 1, 2009. One notable change in the latest amendment is the requirement of confidential examination for inventions completed in China. Under the pre-existing PRC Patent Law, for inventions completed in China, Chinese companies and individuals must make China patent filings first before they can make foreign filings (the so-called “first-file-in-China” rule). The amended Article 20 of the Amended Patent Law now provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the State Intellectual Property Office, or SIPO, for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention. This added requirement of confidential examination by the SIPO draws concerns from foreign companies with R&D activities in China or outsourcing R&D activities to service providers in China.

Trade Secrets

According to the Anti-Unfair Competition Law of the PRC, the term “trade secrets” refers to technical information and business information that is unknown to the public, that has utility and may create business interest or profit for its legal owners or holders and that is maintained as secret by its legal owners or holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (a) to obtain the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (b) to disclose, use or permit others to use the trade secrets obtained illegally under item (a) above; or (c) to disclose, use or permit others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses such trade secrets of others, it may be deemed to have committed a misappropriation of others’ trade secrets. The parties being misappropriated may petition for administrative corrections, and competent regulatory authorities may stop any illegal activities and may fine infringing parties in the amount of RMB 10,000 to RMB 200,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a competent PRC court for damages caused by the misappropriation.

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

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign-exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local counterparts. Under the Administration Rules, FIEs may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign-exchange transactions after providing valid commercial documents and, in the case of capital account transactions, only after obtaining approval from SAFE or its local counterparts. Capital investments directed outside of China by FIEs are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local counterparts and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

The value of the Renminbi in relation to the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of foreign currencies. Significant international pressure continues to be applied on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the Renminbi to appreciate against the U.S. dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75:

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

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past are required to complete the relevant overseas investment foreign-exchange registration procedures by March 31, 2007. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign-exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign-exchange administration regulations.

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

The principal regulations governing the distribution of dividends paid by Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises include:

•	The Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended;

•	The Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), or EJV Rules, as amended;

•	The Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended; and

•	The Wholly Foreign Owned Enterprise Law Implementing Rules (1990), or WFOE Rules, as amended.

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

Regulations on Employee Stock Incentive Plan

According to the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China, or PBOC, on December 25, 2007, and its Implementation Rules issued by SAFE on January 5, 2007, both of which took effect on February 1, 2007, collectively known as the Forex Measures, employee stock-

ownership plans or stock-option plans of overseas-listed companies in which PRC individuals participate shall be approved by SAFE or its authorized branch before foreign-exchange matters involving these plans can be settled.

On March 28, 2007, SAFE released detailed registration procedures for employee stock-ownership plans or share-option plans to be established by overseas-listed companies and for individual plan participants, known as Option Plan Registration Rules. Any failure to comply with the Option Plan Registration Rules may affect the effectiveness of the employee stock-ownership plans or stock-option plans and subject the plan participants, the company offering the plans or the relevant intermediaries to penalties under the PRC foreign-exchange regime.

Because we are listed on the NYSE, we may be subject to the Forex Measures and Option Plan Registration Rules and we need to be in compliance with the procedures provided therein.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, purports to require an SPV formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Rule to overseas listings of offshore SPVs.

Our PRC counsel, Commerce & Finance Law Offices, advised us that, based on its understanding of the current PRC laws, regulations and rules, it was not necessary for us to obtain the CSRC’s approval for our initial public offering because we obtained approval from relevant authorities for the acquisition of our operating subsidiaries in the PRC before September 8, 2007, the effective date of the New M&A Rule. A copy of Commerce & Finance’s legal opinion regarding the New M&A Rule is filed as an exhibit to our initial public offering registration statement on Form F-1.

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

Regulations in the United States and Other Jurisdictions

The services that we perform are subject to various regulatory requirements in the United States and other countries designed to ensure the safety, effectiveness, quality and integrity of healthcare products, including pharmaceutical and medical devices, biologics and human cell and tissue products, or HCT/Ps. In the United States, the regulations are primarily the Federal Food, Drug and Cosmetic Act and associated regulations regarding GLP, GMP and good tissue practice, or GTP, which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of pharmaceutical, medical device, biologic and HCT/P testing, manufacturing and record keeping, including personnel; facilities; equipment; control of materials, processes and laboratories; and the packaging, labeling, storage and distribution of products. Noncompliance with GLPs or GMPs by us in a project could result in disqualification of data that we collected or product produced. A material violation of GLP, GMP and GTP requirements could result in additional regulatory sanctions, imposition of fines and, in severe cases, a mandated closing of our facilities, which could have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

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

The United States Animal Welfare Act, or AWA, governs the care and use of certain species of animals used for research. The U.S. Congress has passed legislation that excludes the use in research of laboratory rats, mice and chickens from regulation under the AWA. As a result, some of our animal-model activities in the United States are not subject to regulation under the AWA. For regulated species, the AWA and attendant animal-care regulations require producers and users of regulated species to provide veterinary care and to utilize specific husbandry practices relating to cage size, shipping conditions, sanitation and environmental enrichment to assure the welfare of these animals. Although we believe that we comply with licensing and registration standards set by the USDA for the care and use of regulated species, failure to comply could subject us to denial of the right to conduct business, fines, penalties and other enforcement actions.

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through five operating subsidiaries in China and one operating subsidiary in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our five operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004 under the name WuXi PharmaTech (BVI) Inc., with no significant assets or operations of its own. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding-company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for the approval of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

Substantially all of our business conducted in the PRC is through WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd., in Wuxi, China. We have four other operating subsidiaries in China in which we hold a combined 100% equity interest, directly and indirectly. In 2002 and 2003, WXAT established two domestic subsidiaries, WASH and STA. WXAT held a 90% equity interest in both WASH (with the remaining 10% equity interest held by Wuxi Century Biology Company) and STA (with the remaining 10% equity interest held by WASH). Through a series of restructurings in 2006, WXAT BVI then acquired a 30% equity interest in both WASH (with the remaining 70% equity interest held by WXAT) and STA (with the remaining 70% equity interest held by WASH), respectively. As a result, WASH and STA were converted from purely domestic companies to equity joint ventures. Following a capital increase in 2008, WXAT BVI’s holdings increased to 48.32% of the equity interest of WASH and 45% of the equity interest of STA, and WXAT’s holdings decreased to 51.68% of the equity interest of WASH and 55% of the equity interest of STA. WXAT BVI wholly owns, directly or indirectly, two additional subsidiaries: (a) WATJ, located in Tianjin, which was established in June 2006 under the name Tianjin PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 45% and 55% equity interests, respectively, and (b) WASZ, located in Suzhou, which was established in October 2006 under the name Suzhou PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 53.33% and 46.67% equity interests, respectively. We previously had an additional subsidiary in China, Shanghai PharmaTech Chemical Technology Co., Ltd., or SHCT, located in Shanghai. However, SHCT was dissolved in November 2007 due to inactivity.

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

In December 2007, in connection with our acquisition of AppTec, we incorporated two U.S. subsidiaries: (a) Holdco, a Delaware corporation wholly owned by us, and (b) PAC, a Delaware corporation wholly owned by Holdco. In January 2008, we completed the acquisition of AppTec, whereby PAC merged with and into ALS, a Delaware corporation, with ALS continuing as the surviving corporation. Following the acquisition, we changed the name of ALS to WuXi AppTec, Inc., of Holdco to WuXi AppTec Holding Company, Inc., of WXAT BVI, which was originally WuXi PharmaTech (BVI) Inc., to WuXi AppTec (BVI) Inc., and of WXAT, which was originally WuXi PharmaTech Co., Ltd., to WuXi AppTec Co., Ltd.

In 2008, we established four new entities to restructure a loan advanced by WuXi Pharmatech (Cayman) Co. Ltd. as lender to WuXi AppTec Holding Company, Inc., or WXAT Holding, as borrower. All of the entities are directly or indirectly wholly owned by us through WX (BVI) Limited, or WX (BVI), which was incorporated on July 4, 2008. On July 14, 2008, WX (BVI) acquired Kaipara Enterprises Limited, or Kaipara, which was an intermediate holding company incorporated in Cyprus. On July 31, 2008, Kaipara acquired Klivia Investments Sp. z o.o., or Klivia, which was an intermediate holding company incorporated in Poland. On September 16, 2008, Klivia formed Klivia Investments Sp. z o.o., Luxembourg Branch, or Luxembourg Branch. We assigned the loan receivables, including the principal amount of approximately $75 million and all the interests under the promissory note by and between WuXi Pharmatech (Cayman) Co. Ltd. and WXAT Holding, dated as of January 28, 2008, down through WX (BVI), Kaipara, Klivia and finally allocated to Luxembourg Branch.

In 2009, WXAT increased the registered capital in WASZ. Following a capital increase in 2009, WXAT’s holdings increased to 54.29% of the equity interest of WASZ, and WXAT BVI’s holdings decreased to 45.71% of the equity interest of WASZ.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries as of the date of this annual report on Form 20-F:

D. Property, Plant and Equipment

We currently conduct most of our laboratory and manufacturing activities at these sites:

•

A 1,006,000 square-foot R&D center at the Waigaoqiao Free Trade Zone in Shanghai, primarily for laboratory services. We own approximately 400,000 square feet of facilities at Waigaoqiao, part of which was financed with a RMB 30 million three-year mortgage loan that was repaid in full in April 2009. We lease the remaining facilities in Waigaoqiao under several leases with varying terms, the most recent of which is a 224,000 square-foot facility leased in December 2009. We expect to use this new facility for laboratory services in May 2010. Our 1,006,000 square-foot R&D center includes a 30,100 square-foot cGMP pilot laboratory facility focused on formulation development and pharmaceutical manufacturing for Phase 1 to 2 clinical trials.

•

A 253,000 square-foot R&D facility in Tianjin, mainly focused on our discovery-chemistry services. The facility includes (1) a 136,000 square-foot facility, the lease for which expires in 2017, and (2) a 117,000 square-foot facility that was completed in June 2009, the lease for which expires in 2012.

•

A 293,000 square-foot manufacturing plant in the Jinshan Chemical Industry Development Zone of Shanghai, mainly focused on producing advanced intermediates and APIs, which we own. The plant includes (1) a 71,000 square-foot development-stage small-scale manufacturing facility and (2) a 222,000 square-foot large-scale manufacturing facility. Currently, we are testing and validating most of the equipment and the control system, and we opened a small portion of the facility in the first quarter of 2010.

•

An 18,000 square-foot preclinical drug safety evaluation facility in Suzhou. The facility includes (1) a 13,000 square-foot facility, the lease for which expires in 2011, and (2) a 5,000 square-foot facility, the lease for which expires in 2013. We continue to use this facility for our non-GLP services.

•

A 314,000 square-foot GLP safety evaluation center in Suzhou. This new facility, which we own, focuses primarily on non-clinical toxicology research. We have completed its construction and opened this facility in mid-2009 for non-GLP toxicology and GLP validation studies. We aim to offer GLP toxicology studies by mid-2010. The total capital expenditures for this facility are approximately $40 million. We have financed construction of the facility from cash generated from operations and short-term bank loans.

•

An 83,000 square-foot FDA-registered and AAALAC-accredited R&D and manufacturing center in St. Paul, Minnesota, mainly focused on in vitro and in vivo biocompatibility, toxicology and process development services and cGMP manufacturing for tissue-based products for medical device companies. The lease for this facility expires in 2019.

•

A 76,000 square-foot FDA-registered R&D and testing center in Philadelphia, Pennsylvania, mainly focused on cell biology, cell therapy, cell banking, molecular biology, virology, analytical services and viral-clearance studies. Approximately 19,000 square feet had been used in the biologics manufacturing operation, which was discontinued in December 2008. The space is available for future growth. The lease for this facility expires in 2020.

•

A 50,000 square-foot FDA-registered testing center in Atlanta, Georgia, mainly focused on microbiology, medical device chemistry, sterilization validation and package testing. The lease covering 35,000 square feet of this facility expires in 2013, while the remaining lease covering 15,000 square feet expires in 2014.

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

We group our operations into two segments: laboratory services and manufacturing services. Until January 2008, our laboratory services segment focused entirely on helping our customers to discover and develop small-molecule pharmaceuticals through our discovery chemistry, medicinal chemistry, service biology, toxicology, formulation and bioanalytical and analytical services. Our manufacturing services segment focused on producing advanced intermediates and APIs for small-molecule pharmaceuticals used by our customers in clinical testing. With the AppTec acquisition in January 2008, we expanded our laboratory services segment to include biopharmaceutical and medical device testing, and we expanded our manufacturing services segment to include biologics manufacturing. In December 2008, we discontinued our biologics manufacturing operation because the global financial downturn and resulting deterioration in credit markets negatively impacted our biotechnology customers’ ability to obtain financing, leading them to conserve their cash and substantially curtail their manufacturing activities. Our biologics-manufacturing operations were not profitable in 2008 and had no reasonable prospects for becoming profitable in the foreseeable future. We present the biologics-manufacturing operations as discontinued operations in our consolidated statements of operations located elsewhere in this annual report on Form 20-F.

In 2009, the majority of our laboratory services revenues came from discovery chemistry and newer services downstream from discovery chemistry, which continued to achieve revenue growth. We expanded our capabilities and developed a broader and more integrated range of services throughout the drug R&D process. Newer services, such as service biology, DMPK/ADME, bioanalytical services, process R&D, formulation and analytical-development services, while representing a minority of laboratory services revenues, also achieved revenue growth. Customers for our more established chemistry services were tapped for our newer, downstream services. We saw increasing demand from our existing and new customers for integrated services. Relationships with our customers have evolved from single transactions to preferred-provider relationships, partnerships and strategic alliances.

Our current customers include most of the world’s largest pharmaceutical companies as measured by revenue, as well as other large and small pharmaceutical, biotechnology and medical device companies. In 2009, we provided services to more than 800 pharmaceutical, biotechnology and medical device customers, many of whom have presented us with performance awards and continue to contract us to do R&D projects with broader scope. Each of the company’s top ten customers over the last four years continues to be a customer. The AppTec acquisition expanded our customer base with more than 700 biotechnology and medical device companies.

We intend to focus on expanding our service offerings to drive business growth, particularly in laboratory services, including toxicology and manufacturing services. Our capital expenditures totaled $64.0 million in 2008 and were mainly incurred to construct a large-scale GMP manufacturing facility in Jinshan and a toxicology facility in Suzhou. We expect the new Jinshan and Suzhou facilities to begin generating meaningful revenues in 2011. Our capital expenditures were $55.3 million in 2009 and were mainly incurred to expand other laboratory services facilities. We expect to make $50-$60 million of capital expenditures in 2010, mainly to upgrade and expand our laboratory services facilities and equipment. We plan to increase our headcount in both laboratory services (including toxicology) and manufacturing services during 2010 to meet expected growth in demand.

Our net revenues increased from $253.5 million in 2008 to $270.0 million in 2009, or 6.5%. Growth in total net revenues from 2008 to 2009, excluding the AppTec acquisition, was 5.2%, as 2008 results include 11 months of AppTec activity. Our historical growth is attributable primarily to new capabilities, a larger customer base, more revenue per customer and an increasing number of long-term, integrated customer-service contracts.

Our gross margins were 46.5% in 2007, 38.0% in 2008 and 40.1% in 2009. The 2008 gross margin decline was mainly due to the appreciation of the Renminbi relative to the U.S. dollar; continuing investment in newer services, including toxicology, that did not generate, and were not expected to generate, meaningful revenues; the AppTec acquisition, which had lower gross margins than our other businesses and had acquisition-related expenses from the amortization of acquired intangible assets of $11.2 million in 2008; and the larger contribution of manufacturing services revenue, which had a lower gross margins than laboratory services. The 2009 gross margin growth was mainly attributable to high revenue growth in laboratory services, which has higher gross margins, and improved profitability of newer laboratory services. We expect our gross margins will be negatively impacted in 2010 by increased labor costs, overhead/depreciation expenses from new facilities, ramp-up of toxicology and large-scale GMP manufacturing operations, and pricing pressures.

We expect our new large-scale manufacturing, toxicology, and newer laboratory services such as DMPK/ADME, bioanalytical services, formulation and analytical development services to contribute significantly to our revenue growth, gross profit and net income in the coming years. Large-scale manufacturing will operate downstream from, and attempt to attract customers from, our existing clinical-trial manufacturing business. We expect our toxicology business to benefit from the cost advantages compared to competing operations in the United States and Europe. We expect our toxicology services customer base will come from our existing customers.

Our net income increased from a loss of $64.2 million in 2008 to a gain of $52.9 million in 2009. In 2008, we recorded an impairment charge of $60.5 million related to goodwill and acquired intangible assets of the continuing AppTec business. On December 2, 2008, we announced the discontinuation of our biologics-manufacturing operations. We recorded a loss from discontinued operations, net of tax, of $49.3 million in 2008, including a pre-tax impairment charge of $49.6 million. See “—Critical Accounting Policies—Impairment of Long-Lived Assets and Goodwill.” Net income also benefited in 2009 versus 2008 from revenue growth in laboratory services and from improved operational efficiency.

Net Revenues

Our net revenues represent our total revenues from operations, less sales taxes. We generated most of our net revenues over the last three years from U.S.-headquartered customers, with most of the remaining revenues coming from customers based in Europe and Japan. We generated very limited revenues from customers based in China. Most of our revenues came from pharmaceutical companies, with the remainder mainly coming from biotechnology and medical device companies. We expect the composition of this customer base to continue in 2010.

Laboratory Services Segment

Laboratory services are composed of discovery chemistry and newer services downstream from discovery chemistry—discovery biology, DMPK/ADME, toxicology, process R&D, formulation, bioanalytical services, biologics testing, medical device testing and development, and other related contract R&D services. The large majority of laboratory services segment revenues in 2009 were derived from discovery chemistry. We achieved revenue growth in 2009 in both discovery chemistry and in the newer services downstream from discovery chemistry.

Manufacturing Services Segment

We derive our manufacturing services revenues from China-based manufacturing of advanced intermediates and APIs for use by our customers in clinical trials. We discontinued our U.S.-based biologics-manufacturing business in December 2008. We generate all of our manufacturing services revenues on a fee-for-service basis. Manufacturing services revenues declined significantly from 2008 to 2009, particularly from a single project for one customer that accounted for a large portion of that segment’s revenues in 2008 that did not recur in 2009. Our manufacturing services revenues tend to be highly variable due to the relatively small size of this segment, the varying size of projects, the unpredictable delivery requirements of our customers and changing economic conditions. We expect manufacturing services revenues to increase by over 70% in 2010 due to increasing demand brought about by economic recovery and by delivery of a large project.

Cost of Revenues

Laboratory Services Segment

Cost of laboratory services segment revenues consists primarily of (a) labor costs, including salaries, bonuses, an allocation of share-based compensation charges, and other benefits, for employees who provide laboratory services, (b) raw material costs, including catalysts, reagents, solvents, animals, biological products and laboratory supplies and (c) overhead, including fixed-asset depreciation, intangible-asset amortization, utilities and employee salaries, bonuses, an allocation of share-based compensation charges, and benefits and expenses associated with support functions, such as health, safety, environmental protection, quality assurance and logistics.

We expect headcount to increase approximately in proportion to our revenue growth as we expand to meet anticipated growth. We also expect that rising per-capita labor costs in China will increase our near-term labor costs as a percentage of laboratory services segment net revenues, partially offset by improved employee efficiency and operating efficiency. We expect raw-material costs to increase in absolute terms due to higher prices and possible RMB appreciation. However, we expect near-term raw-materials costs as a percentage of laboratory services segment net revenues to remain relatively stable due to steps we are taking to control raw-materials costs, such as improving raw-material usage efficiencies and taking advantage of economies of scale. We expect near-term overhead costs to increase substantially in absolute terms and as a percentage of laboratory services net revenues as we expand our facilities, purchase new equipment and increase the size of our supporting staff to satisfy future business needs. However, we expect improved facility utilization and economies of scale to partially offset overhead expense increases.

We are opening our Suzhou toxicology facility in stages. The facility has total capacity of 108 rooms, of which we have built out 62 rooms in the initial stage. We opened small sections of the facility in the second half of 2009. Labor, material and overhead expenses will build over time at this facility as we open larger sections based on demand.

Manufacturing Services Segment

Cost of manufacturing services revenues consists primarily of (a) labor costs, including salaries, bonuses and other benefits for employees who provide manufacturing services, (b) the cost of raw materials used in manufacturing, and (c) overhead, consisting primarily of facility depreciation and the costs of our quality control, quality assurance and R&D departments. We expect the cost of manufacturing services revenues to increase as demand for clinical-trial manufacturing services recovers and as we open our large-scale manufacturing business. We plan to complete and open the large-scale manufacturing facilities in stages, beginning in the first half of 2010, and will record depreciation in accordance with the staged opening. Cost of manufacturing services revenues also includes an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Periodic changes in our gross profit and gross margin are primarily driven by our service mix and pricing, as well as exchange-rate fluctuations. Gross profit and gross margin in 2008 were reduced by amortization expenses related to the acquired intangible assets from the AppTec acquisition in 2008. Gross profit and gross margin increased in 2009 due to the decreased depreciation and amortization expenses related to the impairment charges recognized on such acquired intangible assets at the end of 2008, cost-control efforts, growth in higher-margin businesses and increasing capacity utilization at our facilities and continuing improvement in operational efficiencies. However, the positive effects were adversely impacted by investments in new staff for the laboratory services, toxicology and large-scale manufacturing businesses.

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

General and Administrative Expenses

General and administrative expenses consist primarily of (a) salaries, bonuses and other benefits for senior management and all employees in our administration departments, including finance, human resources, the executive office, site administration, legal, information technology and public/investor relations and (b) legal, consulting and auditing fees. In certain periods, general and administrative expenses are partially offset by government cash subsidies for our general use that are awarded at the discretion of local Chinese authorities. General and administrative expenses also include an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

In recent years, general and administrative expense increased as we hired additional senior executives to manage an expanding business. Also, since our initial public offering, we have incurred costs related to compliance with U.S. securities law reporting, including compliance with Section 404 of the Sarbanes-Oxley Act. However, as a percentage of revenues, we expect general and administrative expenses to slightly decrease in coming years due to cost control and economies of scale.

Impairment Charges

We test the carrying amounts of goodwill, acquired intangible assets and other long-lived assets in accordance with relevant guidance. See “—Critical Accounting Policies—Goodwill and Impairment of Long-lived Assets.” We recorded impairment charges of $60.5 million in 2008 related to goodwill and acquired intangibles of the continuing AppTec operations and zero in 2009. Impairment charges of goodwill, fixed assets and acquired intangibles associated with discontinued AppTec operations was $49.6 million in 2008 and $0.6 million in 2009, respectively.

Other Income, Net

Other income, net consists primarily of government subsidies, rental income derived from leasing excess office space, net foreign-exchange gains or losses, and gains or losses recognized on foreign-exchange forward contracts.

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

British Virgin Islands

Our intermediate offshore holding company, WXAT BVI, was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, WXAT BVI is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

United States

WXAT Holding and AppTec are registered in Delaware. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 4% to 7%. As of December 31, 2009, AppTec had federal and state net operating losses of $34.7 million and $48.6 million, respectively, which we expect to be available to offset future U.S. taxable income.

China

Before January 1, 2008, China had a dual tax system that contained one set of tax rules for PRC domestic enterprises and one for FIEs. Though both domestic enterprises and FIEs were subject to the same income-tax rate of 33%, there were various preferential tax treatments that were generally only available to FIEs, and as a result the effective tax rates of FIEs were generally lower than those of domestic enterprises.

All of our PRC subsidiaries were FIEs that were eligible to receive preferential tax treatment in the form of reduced tax rates and/or tax holidays pursuant to certain PRC tax laws and regulations effective before January 1, 2008. WXAT was an FIE engaged in the manufacturing business with a business term of over ten years and located in the Wuxi Taihu National Tourist Resort Zone. As such, its head office was granted a two-year exemption from EIT beginning from its first profitable year and a 12% EIT rate for the subsequent three years, followed by a three-year 12% tax rate as long as it continues to qualify as an “advanced technology enterprise with foreign investment.” The Shanghai branch of WXAT located in Shanghai Waigaoqiao Free Trade Zone was granted a two-year exemption from EIT beginning from its first profitable year and a 7.5% EIT rate for the subsequent three years, followed by a three-year 10% tax rate as long as WXAT continues to qualify as an “advanced technology enterprise with foreign investment.” WASH was an FIE engaged in the manufacturing business with a business term of over ten years and located in the Shanghai Waigaoqiao Free Trade Zone. As such, it is entitled to a two-year exemption from EIT beginning from its first profitable year and a 7.5% EIT rate for the subsequent three years. Subject to confirmation by local tax bureaus, STA, WATJ and WASZ are entitled to reduced tax rates and/or tax holidays.

China promulgated the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to FIEs under its predecessor law. The New EIT Law, however, (a) reduces the statutory rate of EIT from 33% to 25%, (b) permits companies established before March 16, 2007, to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (c) introduces new tax incentives, subject to various qualification criteria. Therefore, as enterprises established prior to the promulgation of the New EIT Law, WASH, STA, WATJ and WASZ are still entitled to their preferential tax treatment, which shall also be subject to the transitional phase-out rules. In addition, based on the new tax law, an enterprise that is entitled to preferential treatment in the form of enterprise income-tax reduction or a tax-holiday exemption, but that has not been profitable and, therefore, has not enjoyed such preferential treatment, was required to begin its tax-holiday exemption in the same year that the new tax law goes into effect, i.e., 2008. As such, certain subsidiaries have begun their tax-holiday exemption in 2008 even though they were not yet cumulatively profitable at that time.

The New EIT Law and its implementing rules permit certain HNTEs to enjoy a reduced 15% EIT rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial Municipal Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as HNTEs under the New EIT Law. Therefore, WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as HNTEs. However, WASH, STA and WATJ will not adopt the HNTE policy until the transitional periods of the New EIT Law expire. Currently the applicable transitional period tax rate in WASH, STA and WATJ are all under 15%. WXAT started to benefit from the HNTE policy from 2008. It is uncertain whether WASH, STA and WATJ can choose to benefit from the preferential income tax rate of 15% as an HNTE once the transitional periods of the new EIT law expire. In addition, the continued qualification of an HNTE is subject to annual evaluation and a three-year review by the relevant government authority in China. Our computation of deferred taxation is based on the enacted tax rate, which did not factor in the extension of HNTE status. If either or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

Because we are a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries described above. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for purposes of PRC EIT, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax arrangement. We expect that such 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries, but this treatment will depend on our status as a non-resident enterprise. For a detailed discussion of PRC tax issues related to resident enterprise status, see Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” We do not intend to declare dividends for the foreseeable future.

Since the company’s inception, we have benefited from either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for them and is subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.”

Our effective tax rate was 4.2% in 2007, when we only had operations in China. The effective tax rate was 21.2% and 8.9% in 2008 and 2009, respectively, when we had operations in both China and the United States. In 2010, we expect our effective tax rate to increase to 13-15%.

Results of Operations

After the close of the acquisition of AppTec on January 31, 2008, we began consolidating AppTec’s financial results with those of WuXi PharmaTech. Our 2007 financial results reflect our historical China-based business only. The following table presents a summary of our consolidated results of operations by amount and as a percentage of our total net revenues for the years ended December 31, 2007, 2008 and 2009. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Our historical operating results are not necessarily indicative of our future results.

	Year Ended December 31,
	2007		2008		2009
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(in millions of U.S. dollars)
Net revenues	$135.2	100.0%	$253.5	100.0%	$270.0	100%
Cost of revenues	(72.3)	(53.5)	(157.1)	(62.0)	(161.7)	(59.9)

Gross profit	62.9	46.5	96.4	38.0	108.3	40.1
Operating expenses:
Selling and marketing expenses	(2.4)	(1.8)	(7.4)	(2.9)	(7.5)	(2.7)
General and administrative expenses	(30.3)	(22.4)	(49.4)	(13.5)	(48.8)	(18.1)
Impairment charges	—	0.0	(60.5)	(23.9)	—	0.0

Total operating expenses	(32.7)	(24.2)	(117.3)	(46.3)	(56.3)	(20.8)

Other income, net	2.4	2.0	1.1	0.4	6.8	2.5
Interest expense	(1.2)	(0.9)	(1.4)	(0.5)	(1.0)	(0.4)
Interest income	4.0	3.0	2.3	0.9	1.1	0.4
Income tax (expense) benefit	(1.5)	(1.1)	4.0	1.6	(5.5)	(2.0)
Net income (loss)(1) from continuing operations	33.9	25.1	(14.9)	(5.9)	53.4	19.8
Loss from discontinued operations, net of tax	—	—	(49.3)	(19.4)	(0.5)	0.2
Net income (loss)	$33.9	25.1%	$(64.2)	(25.3)%	$52.9	19.6%

(1)

Includes total share-based compensation charges of $10.7 million in 2007, $13.0 million in 2008 and $10.2 million in 2009 and amortization of intangible assets acquired in the AppTec acquisition of $11.2 million in 2008 and $3.1 million in 2009, respectively.

Comparison of 2007, 2008 and 2009 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2007, 2008 and 2009:

	Year Ended December 31,
	2007		2008		2009
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$102.4	75.7%	$205.0	80.9%	$249.9	92.6%
Manufacturing services	32.8	24.3	48.5	19.1	20.1	7.4

Total net revenues	$135.2	100.0%	$253.5	100.0%	$270.0	100.0%

Our net revenues increased from $135.2 million in 2007 to $253.5 million in 2008 and $270.0 million in 2009, or 87% and 7%, respectively, primarily due to an increase in the number of customers and the scope of services we provided, particularly in our laboratory services segment, from both organic growth and the AppTec acquisition. The effect of the AppTec acquisition on the increase of our net revenue was $57.7 and $64.1 million in 2008 and 2009, respectively. Our average revenues per top ten customer increased from $10.0 million in 2007 to $13.8 million in 2008 and to $14.4 million in 2009. The 2008 revenue excludes AppTec’s revenue prior to the acquisition on January 31, 2008 and its discontinued biologics-manufacturing operation.

Laboratory Services Segment Net Revenues

	Year Ended December 31,
	2007		2008		2009
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Full-time-equivalent revenues	$71.6	69.9%	$103.2	50.3%	$132.1	52.9%
Fee-for-service revenues	30.8	30.1	101.8	49.7	117.8	47.1

Total laboratory services revenues	$102.4	100.0%	$205.0	100.0%	$249.9	100.0%

Net revenues from our laboratory services segment increased from $102.4 million in 2007 to $205.0 million in 2008 and to $249.9 million in 2009, or 100.0% and 21.9%, respectively. Revenue from full-time-equivalent-based, or FTE-based, services increased from $71.6 million in 2007 to $103.2 million in 2008 and $132.1 million in 2009, or 44.1% and 28.0%, respectively. Revenues from fee-for-service-based, or FFS-based, contracts increased from $30.8 million in 2007 to $101.8 million in 2008 and $117.8 million in 2009, or 230.5% and 15.7% growth, respectively. Laboratory services revenue growth for both FTE-based and FFS-based business in 2008 was primarily attributable to the AppTec acquisition, organic growth in our discovery-chemistry services, which represented the majority of laboratory services segment revenues, and rapid growth in newer services such as DMPK/ADME, bioanalytical services and process R&D. Laboratory services segment revenue growth in 2009 was attributable to continued growth in discovery-chemistry services and newer services.

Manufacturing Services Segment Net Revenues

Net revenues from our manufacturing services segment increased from $32.8 million in 2007 to $48.5 million in 2008 and decreased to $20.1 million in 2009, or year-over-year changes of 47.6% and (58.0)%, respectively. The increase in manufacturing services revenues in 2008 was due to a single project that accounted for more than one-third of manufacturing services segment revenues, and the growing number of smaller projects to manufacture APIs and advanced intermediates for other customers. The decrease from 2008 to 2009 was mainly due to the nonrecurrence of the project that drove growth in 2008, as well as the global economic downturn.

Cost of Revenues

The following table presents cost of revenues by segment for 2007, 2008 and 2009:

	Year Ended December 31,
	2007		2008		2009
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$52.4	72.5%	$124.7	79.4%	$145.2	89.8%
Manufacturing services	19.9	27.5	32.4	20.6	16.5	10.2

Total cost of revenues	$72.3	100.0%	$157.1	100.0%	$161.7	100.0%

Our total cost of revenues increased from $72.3 million in 2007 to $157.1 million in 2008 and $161.7 million in 2009, or 117.2% and 2.8% growth, respectively.

Laboratory Services Segment Cost of Revenues

Cost of revenues for the laboratory services segment increased from $52.4 million in 2007 to $124.7 million in 2008 and $145.2 million in 2009, or 138.0% and 16.4% growth, respectively, driven by strong revenue growth in discovery chemistry, DMPK/ADME, bioanalytical services and formulation. Cost of revenues as a percentage of net revenues was 51.2% in 2007, 60.8% in 2008 and 58.1% in 2009. Cost of revenues increased as a percentage of revenues in 2008 compared to 2007 due to increased labor and overhead costs in China and appreciation of the Renminbi relative to the U.S. dollar, inclusion of the AppTec business, which had higher cost of revenues as a percentage of revenues, and the recording of $11.2 million of intangible assets amortization expenses associated with the AppTec acquisition. Cost of revenues decreased as a percentage of revenues in 2009 compared to 2008 due to reduced intangible amortization following the AppTec related impairment charge recorded in December 2008.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the manufacturing services segment increased from $19.9 million in 2007 to $32.4 million in 2008 and decreased to $16.5 million in 2009, or year-over-year changes of 62.8% and (49.2)%, respectively, driven primarily by revenue growth in 2008 and a revenue decline in 2009. Cost of revenues as a percentage of net revenues was 60.7% in 2007, 66.8% in 2008 and 81.9% in 2009, respectively. The increase in cost of revenues as a percentage of revenues in 2008 compared to 2007 was due to project mix, driven primarily by projects with higher raw-material costs in 2008. The increase in cost of revenues as a percentage of revenues in 2009 compared to 2008 was primarily due to project mix and lower volume in the small-scale manufacturing business and by investments in the large-scale manufacturing businesses, including increased staff and overhead costs.

Gross Profit and Gross Margin

Our gross profit increased from $62.9 million in 2007 to $96.4 million in 2008 and $108.3 million in 2009, or 53.3% and 12.3% growth, respectively. The increases were due to increased revenues for the laboratory services segment. Overall gross margin decreased from 46.5% in 2007 to 38.0% in 2008 and increased to 40.1% in 2009.

Gross margin for our laboratory services segment decreased from 48.8% in 2007 to 39.2% in 2008 and increased to 41.9% in 2009. The decrease in gross margin in 2008 was due primarily to the addition of the lower-margin AppTec business and amortization expenses related to the acquired intangible assets. The increase in gross margin in 2009 was due primarily to lower amortization of acquired intangible assets as a result of the significant impairment charges taken in fourth-quarter 2008, revenue growth in the higher-margin laboratory services business and improved profitability of newer laboratory services.

Gross margin for our manufacturing services segment decreased from 39.3% in 2007 to 33.1% in 2008 and 18.1% in 2009. The gross margin decrease in 2008 was due to project mix, driven primarily by projects with higher raw-material costs in 2008. The gross margin decrease in 2009 was primarily due to project mix and lower volume in the small-scale manufacturing business and by investments in the large-scale manufacturing businesses, including increased staff and overhead costs.

Operating Expenses

Our total operating expenses increased from $32.7 million in 2007 to $117.3 million in 2008 and then decreased to $56.3 million in 2009, or year-over-year changes of 259.0% and (52.0)%, respectively. Operating expenses as a percentage of net revenues were 24.2% in 2007, 46.3% in 2008 and 20.8% in 2009. The increase in operating expenses in 2008 was primarily due to a $60.5 million impairment charge related to continuing AppTec operations. The decrease in operating expenses in 2009 in comparison to 2008 was due primarily to the absence of impairment charges.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $2.4 million in 2007 to $7.4 million in 2008 and $7.5 million in 2009. Selling and marketing expenses as a percentage of net revenues increased from 1.8% in 2007 to 2.9% in 2008 and declined to 2.7% in 2009. The increase in selling and marketing expenses in 2008 was primarily due to the acquisition of AppTec and its sales force.

General and Administrative Expenses

Our general and administrative expenses increased from $30.3 million in 2007 to $49.4 million in 2008 and decreased to $48.8 million in 2009, or year-over-year changes of 62.9% and (1.2%), respectively. The increase in general and administrative expenses in 2008 was due to additional personnel needed to support a growing business, as well as the addition of general and administrative expenses related to AppTec. The decrease in general and administrative expenses in 2009 was primarily due to the reduced share-based compensation expenses allocated to the general and administrative expenses of $8.6 million, $10.0 million and $7.4 million in 2007, 2008 and 2009, respectively. Our general and administrative expenses were partially offset by government grants of $0.3 million, $1.5 million and $1.2 million in 2007, 2008 and 2009, respectively. General and administrative expenses as a percentage of net revenues were 22.4%, 19.5% and 18.1% in 2007, 2008 and 2009, respectively, as we achieved economies of scale.

Impairment Charges

In December 2008, we recorded impairment charges of $60.5 million related to goodwill and acquired intangibles of the continuing AppTec operations, and we recorded no impairment charges in 2009. See “—Critical Accounting Policies—Impairment of Long-Lived Assets and Goodwill.”

Other Income, Net

Other income, net, decreased from $2.4 million in 2007 to $1.1 million in 2008 and increased to $6.8 million in 2009, primarily due to gains from foreign-exchange forward contracts for hedging purposes.

Interest Expense

Interest expense was $1.2 million in 2007, $1.4 million in 2008, and $1.0 million in 2009. Interest expense in 2007 primarily consisted of our financing arrangement for our primary facility in the Waigaoqiao Free Trade Zone in Shanghai. We cancelled the financing arrangement in March 2007 and fully repaid the indebtedness in June 2007. Interest expense in 2008 was primarily related to the AppTec acquisition, as we assumed that entity’s bank borrowings and revolving lines of credit. Interest expense in 2009 was primarily related to short-term borrowings in 2009.

Interest Income

Interest income decreased from $4.0 million in 2007 to $2.3 million in 2008 and $1.1 million in 2009. The decrease in 2008 was due to lower cash balances after the AppTec acquisition in January 2008. The decrease in 2009 was due to decreased bank deposit balances.

Income Tax (Expense) Benefit

Income tax expense was $1.5 million in 2007 and $5.5 million in 2009, and we had an income tax benefit of $4.0 million in 2008. The tax benefit in 2008 mainly related to the pretax loss largely attributable to impairment charges relating to continuing AppTec operations. The increased tax expense in 2009 related to higher pretax income driven by strong sales growth. Our effective tax rate increased from 4.2% in 2007 to 21.2% in 2008 and decreased to 8.9% in 2009. The higher effective tax rate in 2008 was also primarily due to the income tax benefit associated with the impairment charge, where a much higher U.S. income tax rate was applied.

Income (Loss) from Continuing Operations

Income from continuing operations was $33.9 million in 2007 and $53.4 million in 2009 and a loss of $14.9 million in 2008. These numbers included total share-based compensation charges of $10.7 million in 2007, $13.0 million in 2008 and $10.2 million in 2009.

Loss from Discontinued Operations

On December 2, 2008, we announced the discontinuation of our biologics manufacturing operation. As a result, we reflect biologics manufacturing as a discontinued operation in our financial statements for all periods presented. We recorded a net loss from discontinued operations of $49.3 million in 2008. This included: (a) revenues of $8.3 million; (b) cost of revenues of $19.6 million, which included $3.8 million of inventory write-offs, $2.4 million of amortization expenses related to intangible assets, $1.6 million of severance costs, and $11.8 million of cost of labor, facilities and manufacturing overhead; (c) operating expenses of $50.4 million, which included a pre-tax impairment charge of $49.6 million; and (d) a tax benefit of $12.4 million.

In 2009, we recorded a net loss from discontinued operations of $0.6 million, which represented further impairment charges on the assets held for sale and a tax benefit of $0.4 million.

Net Income (Loss)

As a result of the foregoing, we realized a net loss of $64.2 million in 2008 compared to net income of $33.9 million in 2007 and $52.9 million in 2009.

Income (Loss) Attributable to Holders of Ordinary Shares, Basic and Diluted

In 2007, we incurred deemed dividends on our preference shares because they included a beneficial conversion feature and we sold preference shares to investors with a fair value significantly in excess of the cash purchase price. The decision to sell the preference shares at a discount was made in part in recognition of terms stemming from negotiations with the investors that began in 2004. These deemed dividends totaling $7.6 million in 2007 reduced aggregate net income available to ordinary shares—basic to a gain of $21.7 million in 2007. The aggregate net income available to ordinary shares—diluted was a gain of $27.3 million in 2007. See “—Deemed Dividend on Issuance of Preference Shares” below and note 11 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of assets and liabilities, contingent assets and liabilities and net revenues and expenses, among other things. We periodically evaluate these estimates and assumptions based on available information, our historical experience and other factors that we deem to be relevant. As our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from our expectations. This is especially true with accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Business combination

Our consolidated financial statements reflect the results of an acquired business after the completion of the acquisition. We account for business combinations using the purchase method of accounting, which requires that most assets acquired and liabilities assumed be recorded at the date of acquisition at their fair values. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill.

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

•

assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of (1) any technical, legal, regulatory or economic barriers to entry and (2) expected changes in standards of practice for indications addressed by the asset.

Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but is reviewed for impairment on an annual basis. We perform an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. We determined the fair value of each reporting unit, with reference to a third-party valuation, using the expected present value of future cash flows. The key assumptions used in the calculation included the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value (determined in the first step) to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We perform our annual impairment test on November 30.

We determined that an indication of potential goodwill impairment existed as a result of a significant decrease in our market capitalization during the fourth quarter of 2008, due in large part to the general economic downturn and its negative impact on the future of our biologics manufacturing and biologics and medical device testing services business. We re-evaluated the long-term cash flow projections of these businesses in light of the significant decline in new sales orders beginning in the fourth quarter of 2008. As a result of the analysis, in November 2008 our board of directors approved the closure of the Philadelphia biologics-manufacturing operation due to this business’s poor outlook and in order to prioritize resources to other areas of our global businesses. These global strategic decisions in the fourth quarter of 2008 further impacted the future cash flow projection of our biologic and medical device testing services. Therefore, we recognized a goodwill impairment of $71.6 million in the fourth quarter of 2008, of which $42.0 million related to the continuing operations of AppTec and $29.6 million related to the discontinued biologics-manufacturing operations. No goodwill impairment was recognized during the year ended December 31, 2009 after we performed an annual goodwill impairment test as of November 30, 2009. The fair value of goodwill exceeded its carrying value as of that date by 20%. As of November 30, 2009, the carrying value of goodwill was attributable to a single reporting unit.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

As of December 31, 2008, for the reason stated above in “—Critical Accounting Policies—Goodwill,” we performed a recoverability test of our long-lived assets. The fair value of the long-lived intangible assets was determined by the Company based on the excess earnings method, a method within the income approach whereby the value of an intangible asset is captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess earnings approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market. The fair value of the long-lived tangible assets was determined based on the estimated selling price less cost to sell. Based on our analysis, we recorded an impairment of acquired intangible assets related to continuing operations of $18.5 million, and an impairment of $20.0 million related to discontinued operations, of which $5.8 million was for acquired intangible assets and $14.1 million was for property, plant and equipment. We did not recognize an impairment charge on our long-lived assets for the year ended December 31, 2009.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. For laboratory services provided on a fee-for-service or project basis, the Company recognizes revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report. Revenue for long-term projects is recognized ratably over the expected term of the project. For laboratory services provided on a full-time-equivalent basis, the customer pays a fixed rate per FTE and we recognize revenues as the services are provided. FTE contracts do not require acceptance by the customer of fixed deliverables from us. We provide manufacturing services to our customers that involve the manufacture of advanced intermediates and APIs for R&D use. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred, assuming all other revenue recognition criteria have been met. We record deferred revenues for payments received from the customer prior to the delivery of the products.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, and net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Beginning in 2007, we have recorded accruals for income-tax contingencies to the extent that we conclude that a tax position is not sustainable under a “more likely than not” standard.

Share-Based Compensation Expenses

We measure share-based compensation based on grant-date fair value of the awards and recognize the compensation expenses, net of estimated forfeitures, in the statement of operations over the requisite service period. The share-based compensation expenses have been recorded in cost of revenues or selling expenses or general and administrative expenses, depending on the job function of the grantees, as shown in the table below:

	Year Ended December 31,
	2007	2008	2009
	(in millions of U.S. dollars)
Cost of revenues	$2.1	$3.0	$2.7
Selling expenses	—	—	0.1
General and administrative expenses	8.6	10.0	7.4

Total	$10.7	$13.0	$10.2

With respect to options granted prior to May 18, 2007, we determined the fair value of our ordinary shares by considering a number of factors, including the result of a third-party appraisal and an equity transaction of our company, while taking into account standard valuation methods and the achievement of certain events. Because we were a private company, we determined the fair value of our ordinary shares in connection with our share or option grants on each grant date with the assistance of American Appraisal China Limited, an independent appraiser. The valuation used was based on a combination of the market approach and the income approach. The market approach focuses on comparing our company to comparable publicly traded companies. In applying this method, valuation multiples are (a) derived from historical operating data of comparable companies, (b) evaluated and adjusted, if necessary, based on the strengths and weaknesses of our company relative to the selected guideline companies, and (c) applied to the appropriate historical and projected financial data of our company to arrive at an indication of the fair market value of our equity. In the income approach, equity value is dependent on the present value of future economic benefits such as cost savings, periodic income or revenues. Indications of equity value are developed by discounting future net cash flows to their present value at a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. A discount rate is the expected rate of return that an investor would theoretically need to give up by investing in our company instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. In most circumstances, the discount rate is the weighted-average cost of capital, which takes into account the cost of equity and the cost of debt. Our cost of equity was derived using the capital asset pricing model, which takes into account the risk-free interest rate and a required risk premium. Our required risk premium takes into account the equity risk premium, a small share premium and a country risk premium for China.

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

With respect to options granted after May 18, 2007, we estimated the fair value of share options granted using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimations are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options. Based on share options and nonvested restricted stock units granted and outstanding as of December 31, 2009, and assuming no change in the estimated forfeiture rates, we expect total share-based compensation expense of $7.2 million, $2.8 million, $1.0 million, $0.2 million and $0.0 million in 2010, 2011, 2012, 2013 and 2014, respectively.

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

On January 1, 2008, we implemented ASC 820-10, “Fair Value Measurements,” which established a framework consisting of three classification standards for measuring fair value in accordance with generally accepted accounting principles. For our derivative assets that are not traded on an exchange, we generally value them using valuation models. Interest-rate yield curves and foreign-exchange rates are significant inputs into these models. These inputs are observable in active markets over the terms of the instruments we hold, and accordingly we classify the valuation technique under level 2 of the classification standards. In valuing the derivative financial instruments, we used the Monte Carlo pricing method as the valuation model in valuing certain derivative financial instruments. The Monte Carlo pricing method is a standard methodology that simulates various sources of uncertainty that affect the value of the instrument and then determines an average value over the range of outcomes. The sources the Company used included market data loaded from external sources, such as spot, forward and interest rates and market implied volatility. We also considered the effect of our own credit standing and that of our counterparties in the valuation of our derivative financial instruments. For the remainder of the derivative financial instruments, we used the discounted cash flow methodology, which requires input such as interest-rate yield curves and foreign exchange rates. The implementation of the fair-value measurement guidance of ASC 820-10 did not result in any material change to the carrying values of our derivative financial instruments on our opening balance sheet on January 1, 2008.

B. Liquidity and Capital Resources

Our primary sources of liquidity for our business have been cash generated from operating and financing activities, including positive operating cash flow, private placements of preference shares, our initial public offering in 2007 and bank borrowings. As of December 31, 2009, we had $80.5 million in cash and cash equivalents and $22.1 million in short-term investments. Our cash and cash equivalents consist of cash on hand. Our cash needs include primarily the working capital for our daily operations, equipment purchases for our laboratory services segment and expenditures related to our Jinshan and Suzhou expansion projects. We believe that our cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for the foreseeable future, including purchases of laboratory equipment and the remaining capital expenditures needed to begin operating the large-scale manufacturing facility in Jinshan and the toxicology center in Suzhou. The following table presents a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(in millions of U.S. dollars)
Cash and cash equivalents	$213.6	$56.6 (1)	$80.5
Net cash provided by operating activities	65.2	60.7	69.8
Net cash used in investing activities	(44.2)	(215.2)	(73.8)
Net cash provided by (used in) financing activities	180.5	(5.5)	28.0

(1)

We used $151.3 million of our cash and cash equivalents, including a payment of $13.5 million for settlement of escrow shares made on April 30, 2009, in the AppTec acquisition, exclusive of acquisition-related expenses of $5.0 million.

Operating Activities

Net cash provided by operating activities consists primarily of our net income increased by non-cash adjustments such as share-based compensation charges, impairment charges for goodwill and acquired intangible assets, amortization of acquired intangible assets and depreciation of property, plant and equipment, as well as changes in assets and liabilities such as accounts receivable, accounts payable and inventory. Net cash provided by operating activities was $65.2 million, $60.7 million and $69.8 million for the years 2007, 2008 and 2009, respectively. The net cash provided by operations in 2008 decreased primarily due to the decrease in deferred revenue, partially offset by the increase in inventories and other current liabilities. The increase in 2009 was primarily driven by the increase in net income partially offset by an increase in accounts receivables and inventories.

Investing Activities

Net cash used in investing activities largely reflects our AppTec acquisition and capital expenditures, which consist of purchases of property, plant and equipment made in connection with the expansion and upgrade of our laboratory and manufacturing facilities, purchases of intangible assets and purchase of prepaid land use rights. In 2008 and 2009, we used $137.3 million and $13.5 million, respectively, of our cash and cash equivalents on the AppTec acquisition, exclusive of acquisition-related expenses of $5.0 million in 2008. Our capital expenditures were $41.0 million, $64.0 million and $55.3 million in 2007, 2008 and 2009, respectively. The decrease in 2009 capital expenditures was primarily due to the completion of the construction of our Jinshan, Tianjin and Suzhou facilities in mid-2009. We expect to continue to invest heavily in laboratory equipment and our laboratory space expansion in 2010. See “—Capital Expenditures.”

Financing Activities

Net cash provided by (used in) financing activities was $180.5 million, $(5.5) million and $28.0 million for the years 2007, 2008 and 2009, respectively. Net cash provided by financing activities in 2009 was primarily attributable to net proceeds from bank borrowings of $26.6 million and the proceeds from stock option exercises of $1.4 million.

As of December 31, 2009, we had a short-term bank-loan balance of $34.4 million and long-term bank debt (including current portion) of $2.1 million. The weighted-average interest rates on the long-term bank debt were 5.53% and 4.98% in 2008 and 2009, respectively. We entered into a facility agreement on January 8, 2009, in the amount of $20.0 million, which includes a $4.0 million U.S. dollar-denominated short-term loan facility, and a $16.0 million U.S. dollar-denominated revolving loan facility. We are in compliance with all financial covenants contained in our debt and bank borrowing facilities. For information on bank borrowings, please see Note 9 to Consolidated Financial Statements.

As of December 31, 2007, our convertible notes totaled $40.1 million. Our convertible notes are contingently convertible, in whole or in part, into our ordinary shares at the option of the note holders at any time. The notes are convertible into our ordinary shares at a conversion price of $1.575 per ordinary share, which is equal to $12.60 per ADS. The notes contain restrictions on major corporate actions that may limit how we conduct our business, including the payment of dividends to our shareholders. As long as at least $20.0 million of notes is outstanding, we may not, without the prior written consent of a majority in interest of the note holders, pay, in whole or in part, any indebtedness for borrowed money other than all present and future bank and purchase money loans, equipment financings and equipment leases, or declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (a) a cash dividend in any fiscal year that, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (b) any dividend for which an adjustment to the conversion ratio is made in accordance with the terms of the notes. The notes are recorded as a long-term liability without any substantial premium or discount.

Legal Restrictions on the Ability of Subsidiaries to Transfer Funds

For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information—Dividend Policy.”

Deemed Dividend on Issuance of Preference Shares

2007 Deemed Dividends

Concurrently with the issuance of Series C preference shares, pursuant to a share-purchase agreement dated January 26, 2007, we offered to the then-existing shareholders the opportunity to sell to us up to 62,780,950 shares at a price equal to $0.869 per share. Pursuant to this offer, we acquired 10,041,300 Series A preference shares, 1,581,100 Series B preference shares and 51,158,550 ordinary shares, each at a price of $0.869 per share, and immediately retired the shares. We believe this offer, which represents a premium over the fair value of the preference and ordinary shares, conferred a benefit to the shareholders. We recognized the amount in excess of the recorded value of the preference shares as a deemed dividend of $7.6 million. We also recognized the amounts paid for ordinary shares as a purchase of treasury shares, with a reduction to retained earnings of $43.4 million.

Capital Expenditures

We incur capital expenditures primarily in connection with purchases of property, plant and equipment; construction of our facilities; leasehold improvements and investment in equipment, technology and operating systems. Our capital expenditures were $41.0 million, $64.0 million and $55.3 million in 2007, 2008 and 2009, respectively. Most of these capital expenditures were used to expand laboratories, construct a large-scale cGMP manufacturing facility in Jinshan and build a preclinical drug safety evaluation center in Suzhou. We currently plan to make $50-$60 million of capital expenditures in 2010, mainly to upgrade and expand our laboratory services facilities and equipment.

The Jinshan large-scale manufacturing facility was constructed with a total investment of approximately $39 million. This new large-scale manufacturing facility is expected to enlarge our manufacturing capacity by four times in reactor volume. We have partially completed the validation and testing of the facility and equipment, and we opened the validated portion of the facility in March of 2010.

The total investment in the Suzhou toxicology facility was budgeted at approximately $40 million. The facility provides space for 108 animal rooms, of which we have built out, equipped, and validated 62 rooms at a cost of approximately $35 million. We began operations in the third quarter of 2009. We will build out the remaining 46 rooms based on business demand.

At year end 2009 we leased two buildings in the Waigaoqiao Free Trade Zone to expand our laboratory services capacity. These buildings will have a total investment for laboratory improvements of approximately $10 million, of which $4 million was spent in 2009. Most of the remaining investment will be made in 2010, with a small portion to be made in 2011. The new facility will open in mid 2010.

C. Research and Development

For a discussion of our activities related to research and development, see Item 5.A. “—Operating Results,” which we hereby incorporate by reference.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Total	2010	2011	2012	2013	2014 and thereafter
	(in millions of U.S. dollars)
Operating lease obligations	$51.9	$7.4	$7.6	$5.4	$5.2	$26.3
Loan obligations(1)	37.7	35.2	0.3	0.3	0.3	1.6
Capital commitments	5.6	3.1	2.0	0.5	—	—
Convertible notes(1)(2)	35.9	—	—	35.9	—	—

Total	$129.9	$44.9	$9.9	$42.0	$5.4	$27.7

(1)

Includes both our expected principal and interest obligations. Our calculations of expected interest payments incorporate only current-period assumptions for interest rates. (See Note 9 to Consolidated Financial Statements.)

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position
Ge Li, Ph.D(1)(2)	43	Chairman, Chief Executive Officer and Founder
Xiaozhong Liu	46	Executive Vice President, Director and Founder
Zhaohui Zhang	40	Vice President of Domestic Marketing, Director and Founder
Edward Hu	47	Chief Operating Officer and Acting Chief Financial Officer
Shuhui Chen, Ph.D.	46	Chief Scientific Officer
Suhan Tang, Ph.D.	44	Chief Manufacturing Officer
Hao Zhou	34	Vice President of Finance
Yifeng Shi	43	Vice President of Operations, Head of Waigaoqiao Site
Kian-Wee Seah(2)(3)(4)	47	Director
Cuong Viet Do(1)(2)(3)(4)	44	Director
Xuesong (Jeff) Leng(2)	40	Director
Ying Han(3)(4)	56	Director
Stewart Hen(1)(2)	43	Director
Ning Zhao, Ph.D.	43	Director

(1)	Member, strategy committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Member, audit committee

Dr. Ge Li has served as our Chief Executive Officer since the Company was founded in 2000 and as Chairman since early 2004. Dr. Li is one of our founders and a core member of the senior management of our company. He is responsible for operations, strategic planning and business development. Dr. Li was one of the founding scientists of Pharmacopeia, Inc. Dr. Li received a bachelor’s degree in chemistry from Peking University and a master’s degree and a Ph.D. in organic chemistry from Columbia University. Dr. Li’s wife, Dr. Ning Zhao, serves as a director of the Company.

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

Edward Hu has served as our Chief Operating Officer since January 2008. Mr. Hu joined our company in August 2007 and served as Executive Vice President of Operations before becoming Chief Operating Officer. He has also served as our acting Chief Financial Officer since February 2009. From October 2000 to July 2007, Mr. Hu worked for Tanox, Inc., where he served in various positions including Senior Vice President and Chief Operating Officer, Vice President of Operations, Vice President—Financial Planning, Project and Portfolio Management, Director of Finance and Associate Director of Financial Planning and Analysis. From 1998 to 2000, Mr. Hu worked for Biogen (now known as Biogen Idec) as Manager of Financial Planning and Analysis.

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

Hao Zhou has served as our Vice President of Finance since May 2009. Mr. Zhou spent the previous 11 years at General Electric, or GE. From January 2007 to May 2009, he was the Finance Director of Greater China for GE’s Healthcare Medical Diagnostics and Life Sciences segments. From October 2004 to December 2006, he worked on GE’s acquisition and integration of the ex-Amersham businesses. From October 2001 to October 2004, he served on GE’s corporate audit staff. From 2000 to 2001, he was Senior Analyst in GE’s Healthcare Asia Pacific Headquarters Controllership group based in Tokyo. Mr. Zhou received a bachelor’s degree from Shanghai International Studies University.

Yifeng Shi has served as our Vice President of Operations and Head of Waigaoqiao Site since August 2009. Mr. Shi joined the Company in 2002 and has served as Director, Senior Director and Executive Director of Chemistry. He has 18 years of experience in organic synthesis. From 1989 to 1998, Mr. Shi worked at Shanghai Institute of Organic Chemistry as a Scientist. From 1998 to 2002, Mr. Shi worked at GL Synthesis as a Research Scientist. Mr. Shi received a bachelor’s degree in chemistry from Shanghai University of Science and Technology.

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

Cuong Viet Do has served as a director since 2007. Mr. Do is currently Senior Vice President of Corporate Strategy and Business Development at Tyco Electronics. From December 2006 through April 2009, he served as the Chief Strategy Officer of Lenovo. Previously he worked for 17 years at McKinsey & Company, where he was Director and Senior Partner. Mr. Do helped build the healthcare, high technology, marketing and corporate finance practices at McKinsey. He has also advised hospitals and governments on healthcare policy. Mr. Do has a bachelor’s degree in biochemistry and economics from Dartmouth College and an MBA from the Amos Tuck School of Business Administration at Dartmouth College, where he now serves on the MBA Board.

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

Ying Han has served as a director since November 2008. From 1998 to 2006, Ms. Han worked for Asiainfo as Chief Financial Officer and Executive Vice President. Previously, she worked for 10 years at Hewlett Packard (China), where she was Chief Controller and Business Development Director. Ms. Han is currently an advisor to Warburg Pincus. She received a bachelor’s degree in accounting from Xiamen University.

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

Dr. Ning Zhao has served as a director since February 2009. Dr. Zhao, one of our co-founders, is currently lead advisor to our analytical services operations. She was Vice President of our analytical services department from 2004 to 2008 and also established its bioanalytical services, core analytical services and analytical development services departments. She previously worked for Wyeth as a Senior Research Scientist, for Pharmacopeia as a Group Leader for the high-throughput analysis of combinatorial libraries and for Bristol-Myers Squibb as a Site Leader in the discovery analytical sciences department. Dr. Zhao received a bachelor’s degree in chemistry from Peking University and a Ph.D. in chemistry from Columbia University. She is married to our Chairman and Chief Executive Officer, Dr. Ge Li.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2009, we paid cash compensation of $3.83 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors. Our executive officers are eligible for performance bonuses.

Pursuant to our employee share incentive plans, our board of directors previously authorized the issuance of an aggregate of up to 107,897,288 ordinary shares upon exercise of stock options and non-vested restricted stock units granted from 2004 to 2009. As of April 8, 2010, stock options and non-vested restricted stock units covering a total of 33,743,989 ordinary shares are outstanding and 18,984,579 shares are reserved for future issuance. All future option grants will be made under our 2007 Employee Share Incentive Plan described below.

As of December 31, 2009, our officers and executive directors held, in the aggregate, options and restricted stock units with respect to 14,006,368 ordinary shares. These options and restricted stock units have a weighted-average exercise price of $0.55. Of these options, 3,540,000 shares were granted before July 24, 2006, and have no expiration date; 53,000 expire on July 15, 2017; 1,125,000 expire on August 8, 2017; 1,413,344 expire on December 31, 2017; 750,000 expire on January 3, 2018; 80,000 expire on February 11, 2018; 875,336 expire on

March 22, 2018; 12,600 expire on May 13, 2018; 264,000 expire on October 13, 2018; 113,888 expire on December 8, 2018; 2,179,200 expire on March 11, 2019; 1,200,000 expire on May 13, 2019; 80,000 expire on March 30, 2019; 2,160,000 expire on June 1, 2019 and 160,000 expire on June 8, 2019.

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

Our compensation committee, which administers our option plan, has wide discretion to award options. Subject to the provisions of our option plan, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date.

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

Employment Agreements

On June 1, 2006, we entered into executive employment agreements with our founders Dr. Ge Li, Xiaozhong Liu, Tao Lin and Zhaohui Zhang. Under these agreements, each of our founders was employed for an initial term of four years. Tao Lin left the Company in early 2009, and in June 2009 we entered into a new agreement to secure Dr. Ge Li’s services through June 2012.

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

A founder may terminate his employment at any time for good reason, including if (a) there is a significant change in his position with our company or change to his duties or responsibilities that materially reduces his level of responsibility, (b) his principal place of employment in the PRC is changed to a place where the city size and/or the residents’ average living standards declines by 10% or (c) we fail to perform the executive employment agreement, violate the relevant labor laws or regulations or infringe upon any of his rights or interests. When a founder terminates his executive employment agreement for good reason, he is entitled to receive an amount equal to 12-18 months’ compensation, depending on the individual, and is also entitled to vesting of all granted options. A founder may also terminate his employment other than for good reason with six months’ prior written notice. Under such circumstances, the founder is entitled to receive an amount equal to 6-12 months’ compensation, depending on the individual, and is also entitled to exercise all vested options held, and any unvested options will lapse and terminate. Each founder is fully indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of the duties of his office, including circumstances under which the directors and officers insurance policies maintained by us are insufficient to cover the founder’s loss.

Each founder has agreed that during the term of the executive employment agreement and for a period of three years after the termination thereof, he will not use, exploit or divulge to any person any trade secrets, confidential knowledge or information or any financial, marketing or trading information or know-how relating to us and other shareholders of us, and will not make any announcement on any matter concerning the executive employment agreement. In addition, each founder has agreed that he will not compete with us by taking up any executive position in any company other than us and will commit most of his efforts toward the development of our business and operations while he is employed by us.

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

Terms of Directors and Executive Officers

We have a classified board of nine directors, consisting of three classes of three directors each, serving staggered terms. The terms of office of Dr. Ge Li, Stewart Hen and Cuong Viet Do expire at our 2010 annual meeting, the terms of office of Xiaozhong Liu, Ying Han and Kian-Wee Seah expire at our 2011 annual meeting, and the terms of office of Xuesong (Jeff) Leng, Zhaohui Zhang and Ning Zhao expire at our 2012 annual meeting. Pursuant to our amended and restated memorandum and articles of association, while holding office our Chief Executive Officer is not subject to retirement or taken into account in determining the number of directors to retire in any year.

Our directors hold office until their term of office expires or until such time as they resign or are removed from office by special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (a) becomes bankrupt or suspends payments to his creditors, (b) dies or (c) becomes of unsound mind. Our executive officers are elected by, and serve at the discretion of, our board of directors.

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

Our corporate governance and nominations committee is responsible for, among other things,

•	selecting and recommending the appointment of new directors to our board of directors;

•	developing and recommending to the board a set of corporate governance guidelines applicable to the company; and

•	overseeing the evaluation of the board and management.

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

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at www.wuxiapptec.com under Investor Relations. For additional information, see Item 16G, “Corporate Governance.”

D. Employees

As of December 31, 2009, we had 4,202 employees, of which 3,774 were based in China and 428 were based in the United States. Among our employees, approximately 2,984 were science professionals with advanced degrees, including approximately 254 with Ph.D.s and 1,661 with master’s degrees. As of February 28, 2010, we had 4,205 employees, 3,778 based in China and 427 based in the United States.

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

E. Share Ownership

The following table and related footnotes set forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 8, 2010 for:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Name	Shares beneficially owned as of April 8, 2010**
	Number	Percent
Directors and Executive Officers
Ge Li(1)	21,052,407	3.79%
Xiaozhong Liu(2)	6,766,631	1.22
Zhaohui Zhang(3)	9,926,520	1.79
Edward Hu	*	*
Shuhui Chen	*	*
Suhan Tang	*	*
Hao Zhou	*	*
Yifeng Shi	*	*
Kian-Wee Seah	—	—
Cuong Viet Do	*	*
Xuesong (Jeff) Leng	—	—
Ying Han	—	—
Ning Zhao(4)	16,956,965	3.06
Stewart Hen	—	—

Principal Shareholders
FMR LLC(5)	91,966,328	16.58
Investment entities affiliated with General Atlantic LLC(6)	48,968,402	8.83
Investment entities affiliated with Warburg Pincus LLC(7)	37,238,712	6.72
Investment entities affiliated with Martin Currie Inc.(8)	31,328,720	5.65

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.
**	Unless otherwise indicated.

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

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. The percentage of beneficial ownership of each listed person is based on 554,539,597 ordinary shares outstanding as of April 8, 2010, as well as, where applicable, ordinary shares underlying stock options exercisable within 60 days. The calculation does not include up to an aggregate of 22,771,002 ordinary shares reserved for issuance pursuant to outstanding convertible notes issued on February 9, 2007, and 18,984,579 shares reserved for issuance in connection with our Employee Share Incentive Plan.

(1)

Includes (i) 320,000 ordinary shares issuable upon exercise of options within 60 days of April 8, 2010; (ii) 941,336 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2010; (iii) 4 ordinary shares and 1,231,582 ADSs representing 9,852,656 ordinary shares held directly by Dr. Li; and (iv) 9,179,291 ordinary shares and 94,890 ADSs representing 759,120 ordinary shares held by J.P. Morgan

Trust Company of Delaware as Trustee of NGM Family 2006 Irrevocable Trust, or Family Trust, for which Dr. Li is the investment advisor and exercises dispositive and voting power. The Family Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Dr. Li is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.
(2)

Includes (i) 157,067 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2010; and (ii) 5,927,748 ordinary shares and 85,227 ADSs representing 681,816 ordinary shares held by I-Invest World Ltd., a British Virgin Islands company, which is wholly owned and controlled by Heng Yu Ltd., a Bahamian company. Heng Yu Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the Heng Yu Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Liu as the settlor and Mr. Liu’s family members as the beneficiaries. Mr. Liu is the investment manager of the trust. The business address of I-Invest World Ltd. is c/o Portcullis TrustNet (BVI) Ltd., Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(3)

Includes (i) 50,400 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2010 and (ii) 9,147,320 ordinary shares and 91,100 ADSs representing 728,800 ordinary shares held by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Ltd., a Bahamian company. Tri-Z Lynn Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Zhang as the settlor and Mr. Zhang’s family members as the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)

Includes (i) 24,000 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2010; (ii) 3 ordinary shares and 1,255,331 ADSs representing 10,042,648 ordinary shares held directly by Ning Zhao; and (iii) 3,685,914 ordinary shares and 400,550 ADSs representing 3,204,400 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of the Li Children’s 2007 Irrevocable Trust, or Children’s Trust, for which Ning Zhao is the investment advisor and exercises dispositive and voting power. The Children’s Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Ning Zhao is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(5)

Represents shares that may be deemed beneficially owned by FMR LLC and its wholly owned subsidiaries Fidelity Management and Research Corporation, an investment adviser registered under the Investment Company Act of 1940; Pyramis Global Advisors, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and various investment funds, including FIL Limited. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109. The number of shares beneficially owned by FMR LLC and the previous information provided in this footnote is based on a Schedule 13G/A filed with the SEC by FMR LLC on February 16, 2010.

(6)

Includes (i) 17,215,186 ordinary shares held by, and 14,963,576 ordinary shares issuable upon conversion of convertible notes owned by, General Atlantic Partners (Bermuda), L.P.; (ii) 6,549,350 ordinary shares held by, and 5,692,751 ordinary shares issuable upon convertible notes owned by GAP-W International, LP; (iii) 312,958 ordinary shares held by, and 341,565 ordinary shares issuable upon convertible notes owned by, GapStar, LLC; (iv) 1,567,848 ordinary shares held by, and 1,362,799 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments III, LLC; (v) 367,008 ordinary shares held by, and 318,999 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments IV, LLC; (vi) 32,750 ordinary shares held by, and 28,464 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments CDA, L.P.; (vii) 72,300 ordinary shares held by, and 62,848 ordinary shares issuable upon convertible notes owned by, GAPCO GmbH & Co. KG. General Atlantic Partners (Bermuda), L.P. is a Bermuda limited partnership, GAP-W International, LP is a Bermuda limited partnership, GapStar, LLC is a Delaware limited liability company, GAP Coinvestments III, LLC is a Delaware limited liability company, GAP Coinvestments IV, LLC is a Delaware limited liability company, GAP Coinvestments CDA, L.P. is a Delaware limited partnership and GAPCO GmbH & Co. KG is a German limited partnership. These investment entities purchased an aggregate of $35 million of convertible notes from us on February 9, 2007, which are convertible into 22,771,002 of our ordinary shares and are reflected in the number of shares beneficially owned. General Atlantic GenPar (Bermuda), L.P. is the general partner of General Atlantic

Partners (Bermuda), L.P. and GAP-W International, LP. GAP (Bermuda) Limited is the general partner of General Atlantic GenPar (Bermuda), L.P. General Atlantic LLC is the general partner of GAP Coinvestments CDA, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. There are 25 Managing Directors of General Atlantic LLC. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The members of GapStar, LLC are Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P.; GAP-W International, LP; GapStar, LLC; GAP Coinvestments III, LLC; GAP Coinvestments IV, LLC; GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG. The address of General Atlantic Partners (Bermuda), L.P. and GAP-W International, LP is Clarendon House, Church Street, Hamilton HM 11, Bermuda. The address of General Atlantic LLC; GapStar, LLC; GAP Coinvestments III, LLC; GAP Coinvestments IV, LLC and GAP Coinvestments CDA, L.P. is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830, USA. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is Koenigsallee 62, 40212 Duesseldorf, Germany.
(7)

Includes (i) 25,977,440 ordinary shares and 1,116,847 ADSs, representing 8,934,776 ordinary shares, owned by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership, or WP X; and (ii) 831,056 ordinary shares and 35,730 ADSs, representing 285,840 ordinary shares, owned by Warburg Pincus X Partners, L.P., a Delaware limited partnership, or WPP X. Each of WP X; WPP X; Warburg Pincus X, L.P., a Delaware limited partnership; Warburg Pincus X LLC, a New York limited liability company; Warburg Pincus Partners, LLC, a New York limited liability company; Warburg Pincus LLC, a New York limited liability company; Warburg Pincus & Co., a New York general partnership and Charles R. Kaye and Joseph P. Landy (collectively, the “Warburg Pincus Reporting Persons”) may be deemed to beneficially own and have shared voting and dispositive power over 37,238,712 shares. Warburg Pincus X, L.P. is the sole general partner of each of WP X and WPP X. Warburg Pincus X LLC is the sole general partner of Warburg Pincus X, L.P. Warburg Pincus Partners, LLC is the sole member of Warburg Pincus X LLC. Warburg Pincus LLC manages each of WP X and WPP X. Warburg Pincus & Co. is the managing member of Warburg Pincus Partners, LLC. Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of Warburg Pincus & Co. and Co-President and Managing Member of Warburg Pincus LLC. The address of the Warburg Pincus Reporting Persons is 466 Lexington Avenue, New York, NY 10017. The number of shares beneficially owned by the Warburg Pincus Reporting Persons and information provided in this footnote is as of August 31, 2009 and is based on information provided by the Warburg Pincus Reporting Persons.

(8)

Includes (i) 1,829,300 ADSs representing 14,634,400 ordinary shares owned by Martin Currie Investment Management Ltd., or MCIM; and (ii) 2,086,790 ADSs representing 16,694,320 ordinary shares owned by Martin Currie Inc., or MCI. MCIM is a corporation formed under the laws of the United Kingdom, and MCI is a New York corporation and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. The address for MCIM and MCI is Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2ES, Scotland. The number of shares beneficially owned by MCIM and MCI and the information provided in this footnote is based on the Schedule 13F filed with the SEC by MCIM and MCI for the period ending December 31, 2009.

JPMorgan Chase Bank, N.A. has advised us that, as of April 8, 2010, 59,330,162 ADSs, representing 474,641,296 underlying ordinary shares, were held of record by Cede & Co., (DTC) and 2,139 ADSs, representing 17,112 underlying ordinary shares, were held by three registered shareholders domiciled in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Concurrent with the issuance of our Series C preference shares, we used the $54,539,067 to repurchase 10,041,300 of our Series A preference shares, which were issued in June 2005, 1,581,100 of our Series B preference shares, which were issued in June 2006 and 51,158,550 of our ordinary shares, each at a price of $0.869 per share, which included purchases from the following related parties:

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

(1)	Includes 6,449,850 shares sold by Mr. Li’s Trust
(2)	All shares sold by I-Invest Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Liu
(3)	All shares sold by AssetValue Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Liu
(4)	All shares sold by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Mr. Zhang

Convertible Notes

On February 9, 2007, we issued convertible notes in the aggregate principal amount of $40 million to J.P. Morgan Securities Ltd. and affiliates of GA, pursuant to a note purchase agreement. The notes are payable (a) on the fifth anniversary of their issuance date, (b) on the consummation of a sale transaction or (c) upon the occurrence of an event of default. The notes are convertible, in whole or in part, at any time into our ordinary shares at a conversion price of $1.575 per ordinary share.

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

•

declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (1) a cash dividend in any fiscal year, which, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (2) any dividend for which an adjustment is made in accordance with the terms of the notes. As of the date of this annual report on Form 20-F, $35.9 million in convertible notes (including principal plus accrued interest) is outstanding.

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

Export Agent Arrangements

Historically, we have relied on export agents to sell our manufactured products. During the period from January 1, 2005, to December 31, 2008, we entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd., or Shanghai Lechen, and Shanxi Lechen International Trade Co., Ltd., or Shanxi Lechen, for exporting advanced intermediates and APIs. Both companies are owned by the parents of Dr. Ning Zhao, our director and the wife of Dr. Ge Li, our Chairman and Chief Executive Officer. In connection with these arrangements, we paid agency service fees of $195,546 and $155,205 to Shanghai Lechen in 2007 and 2008, respectively. On January 1, 2007, we entered into a new export agent arrangement with Shanghai Lechen, superseding the prior agreement, pursuant to which Shanghai Lechen was entitled to receive a 1.2% commission on the exported amounts during 2007, 1.1% during 2008 and 1.0% during 2009. In connection with this arrangement, we paid $130,868 to Shanghai Lechen in 2009. The arrangement had an initial term of one year and is automatically renewable for one year thereafter. We terminated the arrangements with Shanxi Lechen as of January 1, 2007. We are currently reviewing our internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, we will continue to engage an export agent for these transactions.

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

Legal Proceedings

None of our legal entities have been involved in any legal action in which claimed amounts exceed $500,000. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary in the United States and our five operating subsidiaries in China, namely WXAT, WASH, STA, WATJ and WASZ. Each of these operating subsidiaries in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other four operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. Further, if any subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or undertake acquisitions that could benefit our businesses, allow us to pay dividends and otherwise fund and conduct our businesses. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Furthermore, our outstanding convertible notes contain restrictions on our major corporate actions that may limit how we conduct our business, including the payment of dividends to our shareholders. For as long as at least 50% of the initial principal amount of all of the notes is outstanding, we may not, without the prior written consent of a majority in interest of the note holders, declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (a) a cash dividend in any fiscal year that, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP or (b) any dividend for which an adjustment is made in accordance with the terms of the notes. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Restrictions on our operations contained in convertible notes may limit how we conduct our business, including the payment of dividends to our shareholders.”

Under the New EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding at a rate of 10% or 20%. See Item 10.E, “Additional Information—Taxation—People’s Republic of China Taxation.”

We did not declare or pay dividends in 2007, 2008 or 2009 to our shareholders, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. See Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

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

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol WX and have been listed since August 9, 2007. The following table sets forth the high and low closing trading prices of our ADSs on the NYSE for the periods indicated:

	Price per ADS ($)
	High	Low
Annual
2007(1)	41.28	19.11
2008	30.30	4.52
2009	17.30	3.76
Quarterly
First Quarter 2008	30.30	19.33
Second Quarter 2008	23.49	16.48
Third Quarter 2008	22.25	13.15
Fourth Quarter 2008	12.88	4.52
First Quarter 2009	9.35	3.76
Second Quarter 2009	9.44	4.68
Third Quarter 2009	12.77	8.00
Fourth Quarter 2009	17.43	11.26
First Quarter 2010	17.69	14.04
Monthly:
November 2009	17.43	13.16
December 2009	17.37	15.28
January 2010	17.69	14.57
February 2010	16.47	15.18
March 2010	16.99	14.04
April 2010 (through April 22, 2010)	16.86	15.50

(1)	Our ADSs began trading on the NYSE on August 9, 2007.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-144806) originally filed with the SEC on July 24, 2007, as amended. On September 10, 2008, our shareholders amended our second amended and restated memorandum and articles of association by special resolution amending Article 80(1) to specify that the number of directors of the company is, and always has been, up to ten. Prior to that amendment being made, the number of directors was fixed at nine. On August 7, 2009, our shareholders amended our second amended and restated memorandum and articles of association by special resolution amending Article 82, such that the language “in each case, only where prior Special Resolution has been obtained” was deleted from such Article.

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

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign-exchange transactions. However, conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, is still subject to the approval of SAFE or its local counterparts. Under the Administration Rules, FIEs may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign-exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local counterparts. Capital investments directed outside of China by FIEs are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local counterparts and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 21.2% versus the U.S. dollar from July 21, 2005 to December 31, 2009. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign-exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company, and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

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

The principal regulations governing the distribution of dividends paid by Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises include:

•	the EJV Law, as amended;

•	the EJV Rules, as amended;

•	the WFOE Law, as amended; and

•	the WFOE Rules, as amended.

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other four operating subsidiaries in China are equity joint ventures, which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

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

We have obtained an undertaking from the Governor in Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from March 27, 2007, the date of the undertaking, no law that is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, no tax to be levied on profits, income, gains or appreciations that is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of our shares, debentures or other obligations or (b) by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999 Revision).

People’s Republic of China Taxation

China promulgated the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, will treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for EIT purposes. The consequences of such treatment include a withholding tax applicable to our non-PRC shareholders. Specifically, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a 10% or 20% withholding tax will be imposed on dividends payable to our non-PRC enterprise or individual shareholders respectively and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to be derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine whether such dividends or gains are derived from sources within China.

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

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

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

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to a reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership of the ADSs or ordinary shares.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income-tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of the ADSs or ordinary shares.

Passive Foreign Investment Company

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and because the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2010 or any future taxable year.

In general, we will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test, (a) any cash and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income and (b) the total value of our assets is calculated based on our market capitalization.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income-tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition, or deemed disposition, of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of, or are deemed to dispose of, your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

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

If we were a PFIC in any year, as a U.S. Holder, you would be required to file an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to your ADSs and ordinary shares, provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower-tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election, and you will therefore not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

In addition to any other information reporting requirements that may apply, under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 (File No. 333-144806), as amended, and our registration statement on Form F-3 (File No. 333-161757).

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

We are subject to the information requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information that the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington D.C. 20549.

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

Quantitative and Qualitative Disclosures about Market Risk

Foreign-Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 21.2% versus the U.S. dollar from July 21, 2005 to December 31, 2009. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the Renminbi to appreciate against the U.S. dollar.

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

Fluctuations in exchange rates directly affect our cost of revenues and net income and have a significant impact on fluctuations in our operating margins, because our net revenues were primarily generated from sales denominated in U.S. dollars, and a majority of our operating costs and expenses were denominated in Renminbi. Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of those U.S. dollars in relation to the Renminbi would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2009, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.6 million to our total cash and cash equivalents.

We periodically purchase derivative financial instruments, such as foreign-exchange forward contracts, to manage our exposure to Renminbi-dollar currency-exchange risk. The counterparty for these contracts is generally a bank. The maturity periods of these contracts range from one to 12 months. We recorded gains (losses) of $2.9 million, $(0.2) million and $3.6 million on foreign-exchange forward contracts in 2007, 2008 and 2009, respectively. Our accounting policy requires us to mark to market at the end of each reporting period and to recognize the change in fair value in earnings immediately. We held foreign-exchange forward contracts with an aggregate notional amount of $175.0 million as of December 31, 2009. As of December 31, 2009, the forward contracts had a fair value of $0.3 million.

Interest-Rate Risk

Our exposure to interest-rate risk primarily relates to the interest rates for our outstanding debt and convertible notes and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2009, our total outstanding loans amounted to $36.5 million, with a weighted-average rate of 4.77%. Each of our loans is subject to a variable interest rate. A 1.0% increase in each applicable interest rate would add $0.4 million to our interest expense in 2010. We have not used any derivative financial instruments to manage our interest-risk exposure. Interest-earning instruments carry a degree of interest-rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8%, 5.9% and (0.7)% in 2007, 2008 and 2009, respectively.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Codification 810-10, “Consolidation—Overall” (“ASC 810-10”, previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions to the previously issued pronouncement related to consolidation of qualifying special-purpose entities, contains new criteria for determining the primary beneficiary and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Company does not believe the adoption of ASC 810-10 will have any significant impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value.” ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures—Overall,” for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (a) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (b) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability, and that both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. The Company does not believe the application of this ASU would have an impact on its consolidated financial statements starting from January 1, 2010.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on (a) vendor-specific objective evidence; (b) third-party evidence or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not believe the application of this ASU will have an impact on its consolidated financial statements starting from January 1, 2010.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amends the ASC for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” issued by the FASB in June 2009. The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (a) the obligation to absorb the losses of the entity or (b) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Company does not believe the application of this ASU will have an impact on its consolidated financial statements starting from January 1, 2010.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets,” which formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets,” into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The amendments in ASU 2009-16 eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of ASU 2009-16 should be applied to transfers that occur on or after the effective date. Early application is not permitted. The adoption of ASU 2009-16 will not have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) —Improving Disclosures about Fair Value Measurements.” ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (a) the different classes of assets and liabilities measured at fair value, (b) the valuation techniques and inputs used, (c) the activity in Level 3 fair value measurements, and (d) the transfers between Levels 1, 2 and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

Fees Payable by ADS Holders

According to our Deposit Agreement with JPMorgan Chase Bank, N.A., or the depositary, holders of our ADSs may have to pay to the depositary, either directly or indirectly, fees or charges as set forth below:

Category	Depositary actions	Associated Fee
Depositing or substituting underlying shares

Issuances of ADSs, including, but not limited to, issuances against deposits of ordinary shares and in respect of:

—Share distributions

—Stock dividends

—Stock splits

—Issuance of stock rights

—Mergers

—Exchanges of shares or any other transaction or events or other distributions affecting the ADSs or the deposited securities

$5.00 for each 100 ADSs (or portion thereof)

Withdrawing underlying shares	Acceptance of ADSs surrendered for withdrawal of deposited securities or if ADSs are cancelled or reduced for any reason	$5.00 for each 100 ADSs (or portion thereof)

Cash distributions	Cash distributions pursuant to the deposit agreement	$0.02 or less per ADS (or portion thereof)

Distributions (or sales in connection with a distribution)	Distribution of securities (or sale in connection with a distribution of securities)	A fee equivalent to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities, but which securities or the net cash proceeds from the sale are instead distributed by the depositary to those holders entitled to a distribution

Transferring, splitting or grouping receipts	Transferring, combining or grouping of certificated or direct registration ADRs	$1.50 per ADR (or portion thereof)

General depositary services	Administering the ADR program	$0.02 per ADS (or portion thereof) per calendar year

Expenses of the depositary	Expenses incurred on behalf of holders in connection with:	The amount of expenses incurred on behalf of holders

—delivery of the deposited securities —compliance with foreign-exchange control regulations or any law or regulation relating to foreign investment

Category	Depositary actions	Associated Fee

—compliance with applicable law, rule or regulation.

—stock transfer or other taxes and other governmental charges

—cable, telex and facsimile transmission and delivery

—the conversion of foreign currency into U.S. dollars

—transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities

—any other charge payable by any of the depositary or its agents

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services and expenses incurred by the depositary on behalf of holders by deduction from cash dividends or other cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Fees Payable by the Depositary to the Issuer

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. From January 1, 2009 to April 16, 2010, the Company received from the depositary three payments in the amounts of $209,099, $478,688, and $70,665 for costs related to investor relations services and waived costs of $150,000 for costs related to the depositary’s ongoing maintenance service fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and our Acting Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009. The attestation report issued by Deloitte Touche Tohmatsu CPA Ltd. can be found on page F-3 of this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ying Han, who serves as the chairman, Kian-Wee Seah and Cuong Viet Do. Our board of directors has determined that each is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meets the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934. The board of directors has determined that Ying Han meets the definition of “audit committee financial expert,” as defined by the SEC.

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

	2008	2009
Audit fees(1)	$2,058,000	$1,643,400

Audit-related fees(2)	$430,000	$29,285

Tax fees(3)	$—	$84,686
All other fees(4)	$—	$—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)

“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” means the aggregated fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed for all other services provided by Deloitte Touche Tohmatsu CPA Ltd., other than those services covered in footnotes (1) to (3) above.

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

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE Manual, in general NYSE-listed non-U.S. companies may follow their home-country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements because the laws of Cayman Islands do not require such compliance:

•

We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity-compensation plans when our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Manual.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

INDEX TO EXHIBITS

Number	Description
1.1††	Second Amended and Restated Memorandum and Articles of Association of WuXi PharmaTech (Cayman) Inc. reflecting the September 10, 2008 amendment, and the August 7, 2009 amendment.

2.1*	Specimen American Depositary Receipt.

2.2*	Specimen Certificate for Ordinary Shares.

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts.

4.1*	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007.

4.2*	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007.

4.3****	Form of Convertible Note Agreement between WuXi PharmaTech (BVI) Inc. and convertible note purchasers.

4.4*	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007.

4.5*	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007.

4.6*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the vendors named therein.

4.7*	2007 Employee Share Incentive Plan.

4.8*	Form of Option Agreement.

4.9*	Form of Indemnification Agreement between the Registrant and its directors.

4.10*	Form of Employment Agreement between WuXi PharmaTech Co., Ltd. and its other executive officers.

4.11**	Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

4.12**	First Amendment to Agreement and Plan of Merger, dated as of January 30, 2008, to the Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

Number	Description
4.13***	Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and AppTec Laboratory Services, LLC, dated as of December 3, 2002.

4.14****	Second Amendment to Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and WuXi AppTec Inc., dated December 30, 2008.

4.15***	Lease Agreement by and between Highwoods Realty Limited Partnership and AppTec Laboratory Services, Inc., dated as of February 28, 2003 and First Amendment dated as of April 4, 2005 and Second Amendment dated as of April 30, 2008.

4.16****	Second Amendment to Lease Agreement by and between Alpha Exchange, LLC, formerly known as Highwoods Realty Limited Partnership and WuXi AppTec Inc. dated as of April 30, 2008.

4.17***	Lease Agreement by and between 1201 Northland Drive LLC and AppTec Laboratory Services, LLC, dated as of August 31, 2007.

4.18****	First Amendment to Lease Agreement by and between 1201 Northland Drive LLC and WuXi AppTec, Inc., dated as of June 10, 2008.

4.19***	Lease Agreement by and among Popefield North, LLC, formerly known as Lonnie Pope, AppTec Laboratory Services, Inc., formerly known as ViroMed Laboratories doing business as Axios, Inc., Bryant & Associates and Cushman & Wakefield of Georgia, Inc., dated as of March 18, 1997, and First Amendment dated as of June 27, 2002, Second Amendment dated as of March 28, 2005, Third Amendment dated as of June 29, 2007, and Fourth Amendment dated as of November 14, 2007.

4.20*†	Fulltime Equivalents Agreement for Services, dated October 1, 2007, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.21*†	Custom Synthesis Agreement, dated December 1, 2002, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.22*†	Master Chemistry Service Agreement, dated December 1, 2005, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.23*†	Master Chemistry Service Agreement, dated January 2, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.24*†	Master Starting Material Manufacturing (China) Agreement, dated March 30, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.25*†	Service Contract, dated March 15, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.26*†	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical Incorporated and WuXi PharmaTech Co., Ltd.

8.1	List of Subsidiaries.

11.1*	Code of Business Conduct and Ethics.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-144806), as amended, initially filed with the SEC on July 24, 2007.

**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-150076), as amended, initially filed with the SEC on April 4, 2008.

***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 16, 2008.

****	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 25, 2009.

†	Confidential treatment has been requested and granted with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

††	Previously filed with the Registrant’s report on Form 6-K, filed with the SEC on August 10, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2010	WuXi PharmaTech (Cayman), Inc.

/s/ Edward Hu
Name: Edward Hu
Title: Acting Chief Financial Officer and Chief Operating Officer

WUXI PHARMATECH (CAYMAN) INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2008 and 2009	F-4
Consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009	F-6
Consolidated statements of shareholders’ equity and comprehensive income (loss) for the years ended December 31, 2007, 2008 and 2009	F-7
Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009	F-8
Notes to the consolidated financial statements	F-10
Schedule 1—WuXi PharmaTech (Cayman) Inc. condensed financial statements as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the accompanying consolidated balance sheets of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 23, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the internal control over financial reporting of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated April 23, 2010 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 23, 2010

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	56,624	80,510
Restricted cash	1,338	1,358
Short-term investments	14,632	22,083
Accounts receivable, net of allowance of nil and $625 for 2008 and 2009, respectively	36,457	45,817
Inventories	6,926	14,276
Other current assets	7,281	10,125
Current assets of discontinued operations	6,508	—

Total current assets	129,766	174,169

Non-current assets:
Goodwill	23,956	23,956
Property, plant and equipment, net	152,704	181,830
Intangible assets, net	9,934	6,634
Prepaid land use rights	5,423	5,308
Deferred tax assets	8,807	9,514
Other non-current assets	5,809	5,890

Total non-current assets	206,633	233,132

Total assets	336,399	407,301

Liabilities and shareholders’ equity
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	7,558	34,415
Accounts payable	19,829	14,356
Accrued liabilities	14,279	17,072
Deferred revenue	3,373	4,554
Advanced subsidies	3,080	2,800
Other taxes payable	5,742	2,901
Income tax payable	708	1,901
Other current liabilities	2,740	2,338
Current liabilities of discontinued operations	1,495	—

Total current liabilities	58,804	80,337

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2008	2009
Non-current liabilities:
Long-term debt, excluding current portion	2,305	2,115
Advanced subsidies	1,819	1,420
Convertible notes	35,864	35,864
Other non-current liabilities	6,731	7,432

Total non-current liabilities	46,719	46,831

Total liabilities	105,523	127,168

Commitments and contingencies (Note 17)
Shareholders’ equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2008 and 2009; 529,385,590 and 550,609,256 issued and outstanding as of December 31, 2008 and 2009, respectively)	10,588	11,012
Additional paid-in capital	324,629	320,672
Accumulated deficit	(121,505)	(68,631)
Accumulated other comprehensive income	17,164	17,080

Total shareholders’ equity	230,876	280,133

Total liabilities and shareholders’ equity	336,399	407,301

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2007	2008	2009
Net revenues:
Laboratory services	102,383	205,027	249,909
Manufacturing services	32,822	48,458	20,110

	135,205	253,485	270,019

Cost of revenues:
Laboratory services	(52,416)	(124,723)	(145,153)
Manufacturing services	(19,931)	(32,420)	(16,461)

	(72,347)	(157,143)	(161,614)

Gross profit	62,858	96,342	108,405

Operating expenses:
Selling and marketing expenses	(2,334)	(7,370)	(7,447)
General and administrative expenses	(30,329)	(49,401)	(48,829)
Impairment charges	—	(60,497)	—

Total operating expenses	(32,663)	(117,268)	(56,276)

Operating income (loss)	30,195	(20,926)	52,129
Other income, net	2,435	1,045	6,776
Interest expense	(1,182)	(1,394)	(1,068)
Interest income	3,953	2,308	1,125

Income (loss) from continuing operations before income taxes	35,401	(18,967)	58,962
Income tax (expense) benefit	(1,498)	4,016	(5,530)

Income (loss) from continuing operations	33,903	(14,951)	53,432

Loss from discontinued operations before income taxes	—	(61,665)	(944)
Income tax benefit	—	12,413	386

Loss from discontinued operations	—	(49,252)	(558)

Net income (loss)	33,903	(64,203)	52,874

Income (loss) attributable to holders of ordinary shares (note 14)
Basic	21,655	(64,203)	52,874

Diluted	27,279	(64,203)	52,874

Earnings (loss) per ordinary share from continuing operations
Basic	0.07	(0.03)	0.10

Diluted	0.05	(0.03)	0.09

Earnings (loss) per ordinary share from discontinued operations
Basic	—	(0.10)	(0.00)

Diluted	—	(0.10)	(0.00)

Earnings (loss) per ordinary share
Basic	0.07	(0.13)	0.10

Diluted	0.05	(0.13)	0.09

Shares used in calculating basic earnings per share	308,050,216	510,201,761	543,891,797
Shares used in calculating diluted earnings per share	515,147,489	510,201,761	589,237,676

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Ordinary		Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Treasury		Total shareholders’ equity	Comprehensive income (loss)
	Shares	Amount				Shares	Amount
Balance as of January 1, 2007	249,060,000	4,981	33,075	(40,173)	1,549	(18,000,000)	(360)	(928)	10,017
Series A, B and C preference shares converted into ordinary shares upon initial public offering	216,498,550	4,330	96,264	—	—	—	—	100,594
Issuance of ordinary shares upon initial public offering, net of direct costs	95,826,776	1,917	150,966	—	—	—	—	152,883
Purchase of treasury shares	—	—	—	(43,420)	—	(51,158,550)	(1,023)	(44,443)
Retirement of treasury shares	(69,158,550)	(1,383)	—	—	—	69,158,550	1,383	—
Deemed dividend on the repurchase of preference shares in excess of carrying amount	—	—	—	(7,612)	—	—	—	(7,612)
Share-based compensation expenses	—	—	10,715	—	—	—	—	10,715
Cumulative translation adjustment	—	—	—	—	6,286	—	—	6,286	6,286
Net income	—	—	—	33,903	—	—	—	33,903	33,903

Balance as of December 31, 2007	492,226,776	9,845	291,020	(57,302)	7,835	—	—	251,398	40,189

Issuance of ordinary shares held in escrow in connection with acquisition	4,120,526	82	15,090	—	—	—	—	15,172
Shares issued upon conversion of convertible notes	3,253,000	65	5,059	—	—	—	—	5,124
Issuance of ordinary shares pursuant to share option plan	29,785,288	596	414	—	—	—	—	1,010
Share-based compensation expenses	—	—	13,046	—	—	—	—	13,046
Cumulative translation adjustment	—	—	—	—	9,329	—	—	9,329	9,329
Net loss	—	—	—	(64,203)	—	—	—	(64,203)	(64,203)

Balance as of December 31, 2008	529,385,590	10,588	324,629	(121,505)	17,164	—	—	230,876	(54,874)

Cancellation of ordinary shares held in escrow in connection with acquisition	(4,120,526)	(82)	(15,090)	—	—	—	—	(15,172)
Issuance of ordinary shares pursuant to share option plan	25,344,192	506	912	—	—	—	—	1,419
Share-based compensation expenses	—	—	10,220	—	—	—	—	10,220
Cumulative translation adjustment	—	—	—	—	(84)	—	—	(84)	(84)
Net income	—	—	—	52,874	—	—	—	52,874	52,874

Balance as of December 31, 2009	550,609,256	11,012	320,672	(68,631)	17,080	—	—	280,133	52,790

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2007	2008	2009
Operating activities:
Net income (loss)	33,903	(64,203)	52,874
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	10,715	13,046	10,220
Depreciation and amortization expenses	8,827	31,036	23,973
Provision for (recovery of) doubtful receivables	16	(665)	1,606
Inventory write down	174	4,697	413
Loss on disposal of long-lived assets	91	125	666
Property, plant and equipment impairment	—	14,139	944
Intangible assets impairment	—	24,333	—
Goodwill impairment	—	71,606	—
Loss (gain) on forward contracts marked to market	(2,391)	2,722	(481)
Gain from settlement of escrow shares	—	—	(1,672)
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(5,627)	(7,202)	(10,622)
Inventories	(3,124)	7,877	(7,754)
Amounts due from related parties	146	—	—
Other current assets	(5,766)	253	1,317
Other non-current assets	(739)	245	6
Accounts payable	1,769	(5,290)	(905)
Accrued liabilities	6,584	(818)	2,781
Other taxes payable	1,494	2,150	(2,843)
Other current liabilities	(284)	3,218	1,837
Deferred revenue	17,087	(14,683)	1,180
Amounts due to related parties	(205)	(2)	—
Advanced subsidies	1,111	1,477	(564)
Convertible note interest payable	988	—	—
Deferred taxes	462	(23,401)	(3,205)

Net cash provided by operating activities	65,231	60,660	69,771

Investing activities:
Acquisition of businesses, net of cash acquired	—	(142,257)	(13,500)
Purchase of property, plant and equipment	(40,105)	(63,250)	(54,994)
Proceeds from sales of property, plant and equipment	4	177	7
Purchase of prepaid land use rights	(308)	—	—
Purchase of intangible assets	(559)	(748)	(271)
Change in restricted cash	(3,184)	4,704	(19)
Purchase of short-term investment	—	(14,393)	(54,165)
Sales of short-term investment	—	—	46,845
Advanced subsidy received for construction	—	602	2,321

Net cash used in investing activities	(44,152)	(215,165)	(73,776)

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2007	2008	2009
Financing activities:
Repayment of long-term debt	(1,972)	(5,690)	(297)
Repayment of short-term bank borrowings	(9,859)	(74,747)	(59,579)
Proceeds from short-term bank borrowings	—	73,878	80,443
Borrowings, net of repayments, under short-term revolving line of credit	—	—	6,000
Proceeds from convertible notes	40,000	—	—
Cash proceeds from initial public offering, net of direct issuance costs	152,883	—	—
Purchase of treasury shares	(44,442)	—	—
Proceeds from issuance of preference shares, net of direct issuance costs	53,972	—	—
Repurchase of Series A and B preference shares	(10,097)	—	—
Proceeds from exercise of share options	—	1,010	1,419

Net cash provided by (used in) financing activities	180,485	(5,549)	27,985

Effect of exchange rate changes on cash and cash equivalents	2,338	3,093	(94)

Net increase (decrease) in cash and cash equivalents	203,902	(156,961)	23,886
Cash and cash equivalents at beginning of year	9,683	213,585	56,624

Cash and cash equivalents at end of year	213,585	56,624	80,510

Supplemental disclosure of cash flow information:
Cash paid for interest	(390)	(1,062)	(1,736)
Cash paid for taxes	(732)	(5,286)	(6,090)
Non-cash investing and financing activities:
Deemed dividend on repurchase of preference shares in excess of carrying amount	7,612	—
Accounts payable for purchase of property, plant and equipment	4,343	10,434	6,850
Conversion of convertible notes	—	5,123
New share issuance for AppTec acquisition held in escrow	—	15,172	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

WuXi PharmaTech (Cayman) Inc. (“the Company”) was incorporated under the laws of the Cayman Islands on March 16, 2007. As of December 31, 2009, the Company operated primarily through the following subsidiaries:

Name of company	Place and date of Incorporation / establishment	Attributable equity interest held	Principal activity
WuXi AppTec (BVI) Inc.	British Virgin Islands June 3, 2004	100%	Holding company of PRC subsidiaries
WuXi AppTec Co., Ltd.	People’s Republic of China June, 2005	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec (Shanghai) Co., Ltd.	People’s Republic of China April 2, 2002	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai SynTheAll PharmaTech Co., Ltd.	People’s Republic of China January 23, 2003	100%	Pharmaceutical manufacturing
WuXi AppTec (Suzhou) Co., Ltd.	People’s Republic of China August 18, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WUXIAPPTEC (Tianjin) Co., Ltd.	People’s Republic of China June 5, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec Holding Company, Inc.	United States January 3, 2008	100%	Holding company of U.S. subsidiaries
WuXi AppTec, Inc.	United States January 3, 2008	100%	Laboratory services to biotechnology and medical device industries
WX (BVI), Ltd.	British Virgin Islands July 4, 2008	100%	Holding company of European subsidiaries
Kaipara Enterprises Ltd.	Cyprus July 14, 2008	100%	Shell company
Klivia Investments Sp. Z o.o.	Poland July 31, 2008	100%	Intermediate holding company

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

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

(f) Inventories

Inventories are stated at the lower of cost or market. To determine market value, the Company considers various factors, including estimated selling price in the ordinary course of business, predictable costs of completion and disposal, and an allowance for an approximately normal profit margin. The Company determines cost on a weighted-average basis. Cost is comprised of direct materials and, where applicable, direct labor and overhead costs that have been incurred in bringing the inventories to their present location and condition.

(g) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Interest capitalized into property, plant and equipment was $168, nil and $178 in 2007, 2008 and 2009, respectively. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. The Company expenses repair and maintenance costs when they are incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 years
Vehicles	5 years
Fixtures and equipment	1 to 15 years
Building improvements	3 to 11 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

(h) Prepaid land use rights

All land in the PRC is owned by the PRC government, who, according to PRC law, may sell the right to use the land for a specified period of time. Prepaid land use rights are recognized ratably over the life of the 50-year land lease.

(i) Intangible assets, net

Intangible assets consist primarily of acquired software licenses, customer relationships and sales backlog. They are recorded at cost less accumulated amortization. Customer relationships and sales backlog are amortized on an accelerated basis of between one and four years, while all the other intangible assets are amortized on a straight-line basis over their expected useful lives ranging from 2 to 10 years.

(j) Goodwill

Goodwill represents the cost in excess of the fair value of net tangible and identifiable intangible assets acquired in business combinations. The Company performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit was determined by the Company, using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management has selected November 30 to perform its annual impairment test.

No goodwill impairment was recognized during the year ended December 31, 2009.

The Company determined that an indication of potential goodwill and long-lived asset impairment existed as a result of a significant decrease in the market capitalization during the fourth quarter of 2008, due in large part to the general economic downturn and its negative impact on the future of the Company’s biologics manufacturing and biologics and medical device testing services businesses. The Company re-evaluated the long-term cash flow projections of these businesses in light of a significant decline in new sales orders beginning in the fourth quarter of 2008. As a result of the analysis, in November 2008 the board of directors approved the closure of the Philadelphia biologics manufacturing operation due to this business’s poor outlook and in order to prioritize resources to other areas of the Company’s global businesses. These global strategic decisions in the fourth quarter of 2008 further impacted the future cash flow projection of the Company’s biologic and medical device testing services. Therefore, the Company recognized a goodwill impairment of $71.6 million for the period ended December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

A rollforward of goodwill by segments is as follows:

	Laboratory Services	Manufacturing Services	Total
Balance as of January 1, 2008	$—	$—	$—
Goodwill arising from the acquisition of AppTec	65,938	29,624	95,562
Impairment recognized in 2008	$(41,982)	(29,624)	$(71,606)

Balance as of December 31, 2008 and 2009	$23,956	$—	$23,956

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

No impairment charge was recognized during the year ended December 31, 2009.

As of December 31, 2008, for the reason stated in Note 2(j), the Company performed a recoverability test of its long-lived assets and recognized an impairment of acquired intangibles related to its continuing operations of $18.5 million, and an impairment of $20.0 million related to its discontinued operations, of which $5.9 million was for acquired intangible assets and $14.1 million was for property, plant and equipment.

Fair value of the long-lived intangible assets was determined by the Company, based on the excess earnings method, a method within the income approach whereby the value of an intangible asset is captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market. Fair value of the long-lived tangible assets was determined based on estimated selling price less cost to sell.

(l) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Revenue is recognized net of sales-related taxes of $174, $179 and $142 for the years ended December 31, 2007, 2008 and 2009, respectively.

For laboratory services provided on a fee-for-service or project basis, the Company recognizes revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report. Revenue for long-term projects is recognized ratably over the expected term of the project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

For laboratory services provided under a full time equivalent (FTE) basis, the customer pays a fixed rate per FTE and the Company recognizes revenue as the services are provided. FTE contracts do not require acceptance by the customer of fixed deliverables from the Company.

The Company provides manufacturing services to its customers, which involve the manufacture of advanced intermediates and active pharmaceutical ingredients for use in preclinical and clinical trials. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss have been transferred, assuming all other revenue recognition criteria have been met. The Company records deferred revenues for payments received from the customer prior to the delivery of the products.

(m) Shipping and handling costs

Payments received from customers for shipping and handling costs are included in cost of revenues. Shipping and handling costs relating to the delivery of technical reports or products are included in selling expenses and were $899, $643 and $295 for the years ended December 31, 2007, 2008 and 2009, respectively.

(n) Government subsidies

Government subsidies are initially recorded as advanced subsidies and are recognized in income or as a reduction to the cost of assets acquired when the associated obligations for earning such subsidies have been met. The Company received government subsidies of $1.6 million, $4.9 million and $6.2 million during the years ended December 31, 2007, 2008 and 2009. The Company recognized government subsidies for general corporate purposes of $0.3 million, $2.3 million and $4.4 million as either a reduction of general and administrative expenses or as other income and nil, $0.3 million and $2.4 million as reductions of the cost of assets acquired during the years ended December 31, 2007, 2008 and 2009, respectively.

As of December 31, 2008 and 2009, the Company had recorded $4.9 million and $4.2 million of advanced subsidies.

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

(p) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $14, $269 and $253 for the years ended December 31, 2007, 2008 and 2009, respectively, and are classified as selling and marketing expenses.

(q) Share-based compensation

Share-based awards are recognized as compensation expenses, net of estimated forfeitures, in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

recognized over the service period. Share-based compensation expenses have been recorded in either cost of revenues or general and selling and administrative expenses, depending on the job functions of the grantees. The Company recognized share-based compensation expenses of $10.7 million, $13.0 million and $10.2 million for the years ended December 31, 2007, 2008 and 2009, respectively (see Note 12).

Share-based compensation has been recorded as follows:

	Year Ended December 31,
	2007	2008	2009
Cost of revenues	2,069	3,020	2,685
Selling and marketing expenses	—	—	131
General and administrative expenses	8,646	10,026	7,404

(r) Income taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates a deferred tax asset or liability using current tax laws and rates in effect at the balance sheet date. The Company establishes valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. The Company does not provide deferred taxes related to the U.S. GAAP basis in excess of the U.S. tax basis in the investment in the Company’s foreign subsidiaries to the extent such amounts relate to permanently reinvested earnings and profits of such foreign subsidiaries.

Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

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

The financial records of the Company’s PRC subsidiaries are maintained in local currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Cumulative translation adjustments are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income (loss). Transaction gains and losses are recognized in the statements of operations in other income, net.

The Renminbi, or RMB, the local currency of the Company’s PRC subsidiaries, is not a freely convertible currency. The PRC State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign-exchange trading system. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $40.6 million and $64.0 million as of December 31, 2008 and 2009, respectively.

(u) Derivative instruments

From time to time, the Company enters into deliverable and non-deliverable foreign-exchange forward contracts with financial institutions. The Company does not apply hedge accounting to the instruments and, as such, they are marked to market at each reporting date, with changes in fair value recognized in the statements of operations.

The gains (losses) from foreign-exchange forward contracts were $2.9 million, ($0.2) million and $3.6 million for the years ended December 31, 2007, 2008 and 2009, respectively, and have been included in other income, net.

(v) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income and foreign-currency translation adjustments. The Company discloses this information on its statement of shareholders’ equity and comprehensive income (loss).

(w) Concentration of credit risks

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company establishes an allowance for doubtful receivables primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

(x) New accounting pronouncements

In June 2009, the FASB issued Accounting Standards Codification 810-10, “Consolidation—Overall” (“ASC 810-10”, previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions to the previously issued pronouncement related to consolidation of qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Company does not believe the adoption of ASC 810-10 will have any significant impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value.” ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures—Overall,” for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. The Company does not believe the application of this ASU would have an impact on its consolidated financial statements starting from January 1, 2010.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not believe the application of this ASU will have an impact on its consolidated financial statements starting from January 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amends the ASC for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” issued by the FASB in June 2009. The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Company does not believe the application of this ASU will have an impact on its consolidated financial statements starting from January 1, 2010.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets,” which formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets,” into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The amendments in ASU 2009-16 eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of ASU 2009-16 should be applied to transfers that occur on or after the effective date. Early application is not permitted. The adoption of ASU 2009-16 will not have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements.” ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

The results of acquired entities for the period in which a business combination occurs are included in the consolidated statement of operations after the date of acquisition.

The purchase price included the following:

Cash	$137,300
Debt assumed	11,700
Fair value of ordinary shares issued and held in escrow	15,172
Acquisition-related transaction costs	4,963

Total purchase price	$169,135

The Company issued 4,120,526 of its ordinary shares for the acquisition. These shares were required to be held for a 15-month period in escrow, through April 30, 2009 to cover potential indemnities. The fair value of the ordinary shares of $15.2 million was calculated as the average market price of the Company’s common shares over the two-day period before and after the terms of the acquisition were agreed to and announced.

The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

	Amount	Amortization Period
Current assets	$20,040
Property, plant and equipment	33,820	1-14 years
Intangible asset-sales backlog	193	1 year
Intangible asset-customer relationship	46,452	2-4 years
Other non-current assets	5,995
Current liabilities	(17,764)
Long-term debt	(15,163)
Goodwill	95,562

Total net assets acquired	$169,135

The $95.6 million of goodwill was assigned to the laboratory services and manufacturing services segments in the amounts of $65.9 million and $29.6 million, respectively. None of the goodwill is expected to be deductible for tax purposes.

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

In 2009, the Company paid $13.5 million instead of issuing equity shares. Therefore the 4,120,526 ordinary shares held in escrow were returned to, and subsequently cancelled by, the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

Pro forma results of operations (unaudited)

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

	2007	2008
Revenues from continuing operations	$195,759	$258,520

Net income (loss)	$28,277	$(61,659)

—from continuing operations	33,523	(11,622)
—from discontinued operations	(5,246)	(50,037)

Income (loss) per ordinary share from continuing operations
Basic	$0.07	$(0.02)

Diluted	$0.05	$(0.02)

Income (loss) per ordinary share from discontinued operations
Basic	$(0.02)	$(0.10)

Diluted	$(0.01)	$(0.10)

Income (loss) per ordinary share
Basic	$0.05	$(0.12)

Diluted	$0.04	$(0.12)

The operating results of the U.S. biologics manufacturing operations were disclosed as discontinued operations as of December 31, 2009.

4. DISCONTINUED OPERATIONS

The Company closed its U.S. biologics manufacturing operation located in Philadelphia on December 2, 2008. This decision was made amid the rapid deterioration of the Company’s biologics manufacturing business as the worsening economic condition in the U.S. continued to have a significant negative impact on small biotechnology companies who are the primary customers for biologics manufacturing. The Company determined that the downturn in biologics manufacturing would not be short-lived and therefore made the decision to better align Company resources to other profitable businesses. The Company ceased accepting any new business, completed production of all remaining orders and ancillary operations and closed both the plant and associated offices by December 31, 2008. The Company has not had any continuing involvement with respect to such operations. As a result, the Company reported the results of the Philadelphia biologics manufacturing operations as discontinued operations in the consolidated statements of operations. Certain property, plant and equipment are recorded as assets held for sale as of December 31, 2008.

The closure of the operations required the Company to record severance and other employee-related charges of $1.6 million, and impairment charges for long-lived assets and goodwill of $20.0 million and $29.6 million, respectively. The resulting loss of $49.6 million has been reflected in loss on discontinued operations for the year ended December 31, 2008.

The employee-related charges of $1.6 million include severance pay, employee benefits and vacation pay. Approximately $0.5 million and $1.1 million were paid in 2008 and 2009, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

Summarized operating results from discontinued operations are as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2009
Net revenues	$8,349	$—
Cost of revenues	(19,627)	—
General and administrative expenses	(515)	—
Selling and marketing expenses	(291)	—
Impairment expenses	(49,581)	(944)

Loss before income taxes	(61,665)	(944)
Income taxes	12,413	386

Loss from discontinued operations	$(49,252)	$(558)

Summarized assets and liabilities from discontinued operations included in the Company’s consolidated balance sheet were as follows:

December 31, 2008
Accounts receivable, net	$2,267
Property, plant and equipment	3,744
Other current assets	497

Current assets of discontinued operations	$6,508

Accounts payable	$309
Accrued liabilities	1,090
Other liabilities	96

Current liabilities of discontinued operations	$1,495

5. FAIR VALUE MEASUREMENT

The Company does not have any nonfinancial assets or nonfinancial liabilities that it recognizes or discloses at fair value in its financial statements on a recurring basis.

Financial assets and liabilities that are recorded at fair value on a recurring basis reflect fair value at the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The Company applies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

•

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

As of December 31, 2008 and 2009, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Description	Year Ended December 31, 2008	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Foreign-exchange forward contracts	$(205)	$—	$(205)	$—

Description	Year Ended December 31, 2009	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Foreign-exchange forward contracts	$276	$—	$276	$—

The Company held deliverable foreign-exchange forward contracts with a total notional value of $48.0 million and $115.0 million as of December 31, 2008 and 2009, respectively. These contracts mature in one to eleven months. In 2008 and 2009, the Company entered into non-deliverable foreign-exchange forward contracts with a well-known financial institution. Under such contracts, parties agree to exchange two currencies at a pre-determined rate at a specified date in the future without physical delivery of the two currencies. A non-deliverable forward currency contract is an illiquid instrument that is not transferrable or tradable. As such, the Company will hold the instruments until the settlement date. In addition, the Company held non-deliverable forward contracts with notional value of $60.0 million and $10.0 million as of December 31, 2008 and 2009, respectively, and non-deliverable forward contract options with notional values of $30.0 million and $50.0 million as of December 31, 2008 and 2009, respectively. These contracts mature in one to ten months.

Date	Financial instrument	Notional value	Fair value
As of December 31, 2008	Deliverable forward-exchange forward contract	$48,000	$213

As of December 31, 2008	Non-deliverable forward-exchange forward contract	$60,000	$(1,699)

As of December 31, 2008	Non-deliverable forward-exchange forward contract option	$30,000	$1,281

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

Date	Financial instrument	Notional value	Fair value
As of December 31, 2009	Deliverable forward-exchange forward contract	$115,000	$5

As of December 31, 2009	Non-deliverable forward-exchange forward contract	$10,000	$271

As of December 31, 2009	Non-deliverable forward-exchange forward contract option	$50,000	$—

The Company used the Monte Carlo pricing method as the valuation model in valuing certain derivative financial instruments. The Monte Carlo pricing method is a standard methodology that simulates various sources of uncertainty that affect the value of the instrument and then determines an average value over the range of resultant outcomes. The sources the Company used included market data loaded from external sources, such as spot, forward and interest rates and market-implied volatility. The Company also considered the effect of its own credit standing and that of the counterparties in the valuation of derivative financial instruments.

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

The estimated fair value of the Company’s financial instruments, including short-term investments, accounts receivables, advances to suppliers, accounts payable, income tax payable, accrued liabilities and short-term borrowings, approximates their carrying value due to their short-term nature. The carrying value of the Company’s long-term payables and bank borrowing is not materially different from their respective fair values. The convertible notes had a carrying value of $35.9 million as of December 31, 2008 and 2009, and fair value of $32.9 million and $49.9 million as of December 31, 2008 and 2009, respectively, which was comprised of the present value of the loan feature and the fair value of the conversion feature computed using the Black-Scholes model.

6. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2008	2009
Raw materials	$3,820	$4,095
Work-in-progress	2,120	4,588
Finished goods	986	5,593

Total	$6,926	$14,276

For the years ended December 31, 2007, 2008 and 2009, inventory was written down by $0.2 million, $4.7 million and $0.4 million, respectively, to reflect the lower of cost or market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2008	2009
Buildings	$40,232	$44,092
Vehicles	1,898	1,840
Fixtures and equipment	71,987	107,657
Building improvements	10,962	34,464

Total	125,079	188,053
Less: Accumulated depreciation	(30,443)	(49,744)

Subtotal	94,636	138,309
Construction in progress	58,068	43,521

Property, plant and equipment, net	$152,704	$181,830

Depreciation expense was $8.5 million, $16.3 million and $20.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Impairment charges for property, plant and equipment were nil, $14.1 million and $nil for the years ended December 31, 2007, 2008 and 2009, respectively (See Note 2k).

As of December 31, 2008 and 2009, the Company had pledged fixtures and equipment and buildings with total carrying amount of approximately $21.5 million and $nil, respectively, to secure banking facilities granted to the Company.

8. INTANGIBLE ASSETS, NET

As of December 31, 2008 and 2009, the Company had the following amounts related to amortizable intangible assets:

	As of December 31,
	2008	2009
Cost:
Customer lists	$22,565	$9,381
Sales backlog	177	—
Software	1,907	4,626

Total	$24,649	$14,007

Accumulated amortization:
Customer lists	(13,653)	(3,587)
Sales backlog	(177)	—
Software	(885)	(3,786)

Total	$(14,715)	$(7,373)

Intangible assets, net	$9,934	$6,634

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

The Company recorded total amortization expense of $0.3 million, $14.7 million and $3.6 million for the years ended December 31, 2007, 2008 and 2009, respectively. Loss from discontinued operations for the year ended December 31, 2008 included $2.4 million of the $14.7 million in amortization expenses recognized.

Impairment charges for intangible assets were nil, $24.3 million and nil for the years ended December 31, 2007, 2008 and 2009, respectively (see note 2k).

The following table presents the total estimated amortization expense for intangible assets for the five succeeding years:

Year	Total
2010	3,395
2011	1,721
2012	1,452
2013	23
2014	34

9. BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2008	2009
PRC
Short-term bank borrowings	$—	$24,164
Long-term debt, including current portion	4,389	—

PRC subtotal	$4,389	$24,164

Cayman
Short-term bank borrowing	$—	10,000

U.S.
Senior debt—short-term borrowings under revolving line of credit	$2,881	$—
Senior debt—borrowings under term note	2,368	2,208
Subordinated debt	225	158

U.S. subtotal	$5,474	$2,366

Grand total	$9,863	$36,530

Analysis as:
Short-term bank borrowings	$2,881	$34,164
Long-term debt, current portion	4,677	251

Sub-total, current portion	7,558	34,415
Long-term debt, non-current portion	2,305	2,115

Total	$9,863	$36,530

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

The Company’s PRC subsidiaries had long-term bank borrowings of $4.4 million as of December 31, 2008. The borrowings were collateralized by the subsidiaries’ buildings having a carrying amount of $5.2 million as of December 31, 2008. The average interest rate on the borrowings was 6.90% and 7.18% per annum for the years ended December 31, 2008 and 2009, respectively.

As of December 31, 2009, the Company’s PRC subsidiaries had short-term bank borrowings of $24.2 million from various financial institutions, bearing interest ranging from 4.37% to 5.32%. The borrowings contain a financial covenant that prohibits outstanding debt of the Company’s subsidiary from exceeding the subsidiary’s net assets. The average interest rate was 4.96% per annum for the year ended December 31, 2009.

On January 8, 2009, the Company entered into a facility agreement in the amount of $20.0 million, which includes a $4.0 million U.S. dollar-denominated short-term loan facility and a $16.0 million U.S. dollar-denominated revolving loan facility. Interest is computed at the London Interbank Offered Rate (“Libor”) of similar duration as the borrowings plus 4%. The short-term and revolving loan facilities expire on March 5, 2010 and January 30, 2010, respectively. No fee is charged on undrawn balances. As of December 31, 2009, the Company had drawn $4.0 million and $6.0 million under the short-term and revolving loan facilities, respectively. The $6.0 million revolving loan facility had an original maturity of three months. The average interest rate on the borrowings was 5.49% for the year ended December 31, 2009. The facility agreement contains financial covenants that require the Company to meet certain ratios for debt to equity, debt to earnings before interest, tax, depreciation and amortization (“EBITDA”) and interest coverage ratios. In addition, the Company is required to maintain a balance of total assets less goodwill, intangible assets and total liabilities greater than $225.1 million. Dividend payout by the Company to its shareholders cannot exceed 35% of the total net income for the year in which the dividend payout is made. The agreement also limited the amount of new loans entered into by the Company.

AppTec entered into a Credit and Security Agreement in July 2007 and subsequently amended the agreement in July 2008. The agreement provides for short-term borrowings under revolving lines of credit of up to $8.0 million through July 14, 2010. The borrowings under the revolving line of credit as of December 31, 2008 were $2.9 million and were repaid in February 2009. The weighted-average interest rate on the short-term bank borrowings was 5.09% and 4.57% for the years ended December 31, 2008 and 2009, respectively.

AppTec entered into a term note with a principal amount of $3.8 million on February 13, 2003, which is payable in 180 consecutive monthly payments of principal and interest totaling $28. The term note bears interest at a fixed rate of 4% per annum. As of December 31, 2009, the outstanding balance of the term note is $2.2 million.

On February 28, 2003, AppTec obtained a machinery and equipment loan fund agreement (“MELF”) for $500. The MELF is payable in 84 consecutive monthly payments of principal and interest totaling approximately $7 and bears interest at a fixed rate of 3% per annum. The balance of subordinated debt was $158 as of December 31, 2009.

The schedule of future payments as of December 31, 2009 is as follows:

2010	$34,415
2011	263
2012	211
2013	209
2014	220
Thereafter	1,212

Total	$36,530

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

10. CONVERTIBLE NOTES

On February 9, 2007, the Company entered into a convertible note agreement with a group of third-party investors pursuant to which the investors lent the Company $40.0 million. The key terms of the notes are as follows:

Maturity date

The convertible notes mature on the earliest to occur of (i) February 9, 2012, (ii) the consummation of a sale transaction such as a merger or tender offer or (iii) when declared due and payable by the note holders upon default.

Interest

The note holders shall be entitled to interest at the rate of 5% per annum (“interest rate”) on the principal amount of the note unless a qualifying IPO does not occur. A qualifying IPO is defined as an initial public offering (“IPO”) of ordinary shares on any internationally recognized stock exchange in which the net price per share (after underwriting, discounts and commissions) issued by the Company equals at least $1.086 (subject to anti-dilution adjustment for share splits, share dividends, bonus issues, reorganizations, recapitalizations and similar events) prior to January 1, 2008. Prospectively, interest will cease to accrue. If a qualifying IPO does not occur, the interest rate on the notes will be retroactively reset to 12% per annum. Interest is payable semi-annually in arrears.

The Company accrued interest at 12% per annum on the principal amount of the notes prior to the occurrence of the qualified IPO. The Company reset accrued interest to 5% on August 9, 2007, the date of a qualifying IPO and ceased to accrue interest subsequently.

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

Redemption and Call Option

The notes previously contained contingent put and call options, both of which lapsed on August 9, 2007, the qualified IPO date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

Based on the final IPO offering price, the conversion price is $1.575 per share and the notes are convertible into 26,024,002 ordinary shares, if converted.

On February 15, 2008, one of the investors converted its $5.0 million note plus accrued interest of $123 into 3,253,000 ordinary shares of the Company.

Details of the carrying value of the convertible notes as of December 31, 2009 are as follows:

Proceeds from issuance of convertible notes	$40,000
Interest accrued @ 5% per annum	988

Convertible notes as of December 31, 2007	$40,988

Converted into ordinary shares	(5,124)

Convertible notes as of December 31, 2008 and 2009	$35,864

11. CONVERTIBLE REDEEMABLE PREFERENCE SHARES

(a) Series A preference shares:

On June 18, 2005, the Company agreed to the sale of 30,940,000 Series A convertible redeemable preference shares (“Series A preference shares”) to a group of third-party investors for cash proceeds of $2.2 million. The Company recorded the initial carrying amount of the Series A preference shares of $6.2 million, or approximately $0.202 per share, which was determined to be the fair value of such shares at the date of issuance.

(b) Series B preference shares:

On June 1, 2006, the Company completed the sale of 134,400,000 Series B convertible redeemable preference shares (“Series B preference shares”) to a group of third-party investors for cash proceeds of $19.2 million. The Company recorded the initial carrying amount of the Series B preference shares of $43.3 million, or approximately $0.322 per share, which was determined to be the fair value of such shares at the date of issuance.

(c) Series C preference shares:

On January 26, 2007, the Company sold 62,780,950 Series C convertible redeemable preference shares (“Series C preference shares”) to a group of investors for cash proceeds of $54.5 million. The Company recorded the initial carrying amount of the Series C preference shares at $54.5 million, or approximately $0.869 per share. The Company determined the price per share to be the best estimate of the fair value of such shares at the date of issuance based on the amount paid by the investors, who negotiated this agreement at arm’s length. The initial carrying value of the preference shares was offset by the direct cost of the equity issuance of $425.

Concurrently with the issuance of Series C preference shares and pursuant to a share purchase agreement dated January 26, 2007, the Company offered to the then existing shareholders the opportunity to sell to the Company shares at a price equal to $0.869 per share up to a maximum of 62,780,950 shares. The offer was extended to both preference and ordinary shareholders, who each had an opportunity to sell the number of shares equivalent to their pro-rata amount of total outstanding shares, multiplied by 62,780,950. For those shareholders who elected not to sell, their pro-rata portion was offered to other shareholders. Pursuant to this offer, the Company acquired 10,041,300 Series A preference shares, 1,581,100 Series B preference shares and 51,158,550 ordinary shares, each at a price of $0.869 per share, and immediately retired the shares. The aggregate number of shares repurchased was 62,780,950. The Company believes this offer, which represents a premium over the fair

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

value of the preference and ordinary shares, represents a benefit to the shareholders. The Company has recorded this transaction by recognizing the amounts paid for ordinary shares as a purchase of treasury shares, with a reduction to retained earnings in excess of par value of $43.4 million and the amount in excess of the recorded value of the preference shares as a deemed dividend of $7.6 million.

The significant terms of the Series A, Series B and Series C preference shares are as follows:

Conversion

Each Series A, B and C preference share is convertible into one ordinary share at any time after the date of issuance of such shares, subject to anti-dilution, and shall automatically be converted one-for-one upon the consummation of a qualifying IPO.

Voting Rights

Each Series A, B and C preference share has voting rights equivalent to the number of ordinary shares into which it is convertible.

Dividends

Subject to the rights of the holders of Series A, B and C preference shares, holders of ordinary shares are entitled to receive dividends out of any funds legally available, when and if declared by the Board of Directors of the Company, at the rate or in the amount as the Board of Directors considers appropriate.

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

Redemption rights

The Company granted the Series A, B and C preference shares with a put option that requires the Company to purchase such shares from the preference shareholders when exercised (if a qualifying IPO does not occur by December 31, 2007) at the put option price.

The put option price for Series C preference shareholders is the subscription price paid plus an additional sum calculated at 6% per annum less any dividends declared and paid related to the option shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company caused by a “Trade Sale,” which is defined as any sale of shares, merger, consolidation or other similar transaction involving the Company in which its shareholders do not retain a majority of the voting power in the surviving entity, or a sale of all or substantially all the Company’s assets, the holder of Series C preference shares are to receive the greater of (i) an amount equal to 100% of the subscription price plus all accrued or declared but unpaid dividends, if any, or (ii) the aggregate consideration that would be paid to the holder of ordinary shares into which Series C preference shares are convertible at the closing of a trade sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

Such amounts are to be adjusted for any share splits, share dividends and recapitalizations.

All of the outstanding 216,498,550 Series A, Series B and Series C preference shares were automatically converted into 216,498,550 ordinary shares on a one-for-one basis upon the consummation of the qualifying IPO that occurred on August 9, 2007.

12. SHARE-BASED COMPENSATION EXPENSES

The Company measures share-based compensation as the grant date fair value of the award and recognizes this amount as an expense over the grant recipients’ requisite service period.

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2007	2008	2009
Share options	$7,885	$5,574	$2,934
Restricted stock units	2,830	7,472	7,286

Total share-based compensation expense	$10,715	$13,046	$10,220

Compensation related to 2006 restructuring:

On May 26, 2006, certain shareholders transferred 5,707,200 ordinary shares to management employees as compensation. The Company recorded compensation expense of $2.2 million based on the fair value of the ordinary shares on the date of transfer. Also on that date, certain employees exercised their vested share options and the Company issued 10,000,000 ordinary shares from treasury shares.

On June 1, 2006, the shareholders of the Company approved and reserved an aggregate of 74,044,450 ordinary shares for the issuance of options granted on July 18, 2005 and for options granted in 2006 and 2007. In 2007, the Company granted an aggregate of 10,416,950 share options. These options generally vest in two to four years.

On July 15, 2008, the Company adopted the 2007 Employee Share Incentive Plan (the “Plan”), which was approved by the Board of Directors. The Plan provides for the issuance of share-based awards such as share options and nonvested restricted stock units from the Company’s ordinary shares in the amount of 46,044,400 or up to 8% of the total outstanding ordinary shares as of December 31, 2009. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest in one to five years. The maximum term of each share option expires ten years from the grant date. As of December 31, 2008, the Company granted 7,221,538 share options and 6,275,864 nonvested restricted stock units from this Plan. As of December 31, 2009, the Company granted 13,101,938 share options and 19,357,624 nonvested restricted stock units from this Plan.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

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

Share options

The fair value of each share option awarded is estimated on the date of grant using the Black-Scholes option pricing model with the following significant assumptions:

	2007	2008	2009
Risk-free interest rate	3.15 to 5.52%	1.67 to 3.60%	2.11 to 3.50%
Expected life (in years)	1.00 to 6.50	5.00 to 7.00	6.00 to 6.50
Expected volatility	23.60 to 35.90%	28.48 to 38.24%	33.14 to 46.93%
Expected dividends	—	—	—

The weighted-average grant-date fair value of options granted for the years ended December 31, 2007, 2008 and 2009 was $0.65, $0.99 and $0.53, respectively.

The measure of expected volatility is based on the average historical volatility of the Company and comparable companies over a time period commensurate with the expected life of the option. The Company uses available data to estimate the timing of option exercises and employee terminations within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. For those options that do not have expiration dates, the Company completes an analysis to establish a reasonable estimate of the expected life of the options. The risk-free rate for periods within the contractual life of the option is based on the yield of the China International Government Bond for options granted prior to July 15, 2007, and the U.S. Treasury note yield for options granted after July 15, 2007.

The following summarizes the Company’s share option activity as of and for the year ended December 31, 2009:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2009	39,239,480	$0.46
Granted	5,880,400	1.10
Forfeited	(4,242,824)	1.05
Exercised	(23,182,520)	0.06

Outstanding at December 31, 2009	17,694,536	$1.05	8.23 years	$16,668

Vested or expected to vest at December 31, 2009	15,581,842	$1.04	8.23 years	$14,865

Exercisable at December 31, 2009	14,797,974	$0.34	6.53 years	$24,446

The calculation of weighted-average remaining contractual term above does not include 54,145,000 options granted prior to July 24, 2007 and 1,000,000 options granted on August 1, 2008, which do not have a stated expiration date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

The options exercised during 2007, 2008 and 2009 were nil, 29,585,288 and 23,182,520 which had an aggregate intrinsic value of nil, $61.9 million and $19.7 million, respectively.

As of December 31, 2009, there was $2.9 million of total unrecognized compensation expense related to unvested share options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.91 years.

Nonvested Restricted Stock Units

The fair value of each nonvested restricted stock unit is based on the fair market value of the underlying ordinary shares on the date of grant.

A summary of nonvested restricted stock unit activity under the Plan for the year ended December 31, 2009 is presented below:

Nonvested Restricted Stock Units	Number of nonvested restricted stock units	Weighted-average grant-date fair value
Nonvested restricted stock units at January 1, 2009	5,755,264	$2.95
Granted	13,081,760	0.80
Forfeited	(1,493,400)	1.38
Exercised	(1,427,136)	2.90

Nonvested restricted stock units at December 31, 2009	15,916,488	$1.34

As of December 31, 2009, there was $8.4 million of total unrecognized compensation expense related to nonvested restricted stock units granted in 2008 and 2009, which is expected to be recognized over a weighted-average period of 2.35 years.

The total fair value of nonvested restricted stock units vested in 2007, 2008 and 2009 was nil, $0.8 million and $6.0 million, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law (“New EIT Law”), which took effect beginning January 1, 2008. Under the New EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The New EIT Law provides a five-year transition period from its effective date for those enterprises that were established before the promulgation of the new tax law and that were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In addition, according to the New EIT Law, entities that qualify as high-and-new technology enterprises, or HNTE, especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

The Company operates its business primarily through its PRC operating subsidiary, WuXi AppTec Co., Ltd. (“WXAT”) and WuXi AppTec (Shanghai) Co., Ltd. (“WASH”).

WXAT is an FIE engaged in manufacturing with a business term of over ten years and is registered in the Wuxi Taihu National Tourist Resort Zone. Effective January 1, 2008, it is entitled to enjoy a 15% preferential tax rate as an HNTE. The Shanghai branch of WXAT, located in the Shanghai Waigaoqiao Free Trade Zone, is subject to the same income tax rate as WXAT.

WASH, a manufacturing FIE located in the Shanghai Waigaoqiao Free Trade Zone, was subject to a 15% income tax rate prior to 2008. It is entitled to a “two-year tax exemption and three-year 50% tax reduction” (“2+3 tax holiday”) beginning for its first profitable year which was 2006. Starting from 2008, WASH began its transition periods in accordance with the New EIT Law resulting in income tax rates of 9%, 10%, and 11% for the year ended December 31, 2008, 2009 and 2010, respectively.

Shanghai SynTheAll Pharmaceutical Co., Ltd. (“STA”) is an FIE located in Jinshan, Shanghai that is engaged in manufacturing with a business term of over ten years. The entity is subject to an income tax rate of 25%. It is entitled to the 2+3 tax holiday under the old Foreign Enterprise Income Tax Law, or FEIT Law, which began in 2008. As such STA is subject to an income tax rate of 0%, 12.5%, 12.5%, 12.5% and 25% for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and thereafter, respectively.

WUXIAPPTEC (Tianjin) Co. Ltd. (“WATJ”) is an FIE engaged in discovery chemistry services. It is located in Tianjin, and was entitled to an income tax rate of 15% before the New EIT Law became effective. According to the New EIT Law, WATJ is subject to the five-year transition period rates. Furthermore, WATJ is entitled to the 2+3 tax holiday under the old FEIT Law and the tax holiday which began in 2008. As such, WATJ is subject to an income tax rate of 0%, 0%, 11%, 12.5%, 12.5% and 25% for years ended December 31, 2008, 2009, 2010, 2011, 2012 and 2013 and thereafter.

Wuxi AppTec (Suzhou) Co., Ltd. (“WASZ”), located in Suzhou, is a manufacturing FIE engaged in toxicology services. WASZ is entitled to the 2+3 tax holiday under the old FEIT Law which began in 2008. As such, WASZ is subject to an income tax rate of 0%, 0%, 12.5%, 12.5%, 12.5% and 25% for the years ended December 31, 2008, 2009, 2010, 2011, 2012, and 2013 and thereafter.

United States Taxation

WuXi AppTec Holding Company, Inc. and WuXi AppTec, Inc. are registered in Delaware. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 4% to 7%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2007	2008	2009
Current tax expense
China	$1,040	$6,195	$8,290
United States	—	5	5
Other	—	786	54
Deferred tax expense (benefit)
China	458	(235)	(1,923)
United States	—	(10,768)	(1,282)
Other	—	1	—

Income tax expense (benefit)	$1,498	$(4,016)	$5,144

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2008	2009
Current deferred tax assets:
Inventory write down	$1,502	1,608
Prepaid expenses and accruals	(510)	(259)
Target bonus accrual	—	996
Accrued intercompany interest payable	—	740
Other	631	1,008
Valuation allowance	(189)	—

Subtotal	$1,434	$4,093
Noncurrent deferred tax assets:
Net operating loss carry-forward	12,803	12,237
Interest accrual	1,248	—
Deferred lease credit and deferred rent	1,209	1,394
Fixed asset basis difference	(1,577)	(2,299)
Intangible asset basis difference	(3,369)	(2,176)
Other	(259)	358
Valuation allowance	(1,059)	—

Subtotal	$8,996	$9,514

Total deferred tax assets	$10,430	$13,607

Current deferred tax liabilities:
Unrealized foreign exchange gains and losses	$22	$—

Subtotal	$22	$—
Noncurrent deferred tax liabilities:
Fixed asset basis difference	104	104
Intangible asset basis difference	32	23
Others	—	1

Subtotal	$136	$128

Total deferred tax liabilities	$158	$128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

A reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year Ended December 31,
	2007	2008	2009
PRC enterprise income tax rate	33.0%	25.0%	25%
Effect of different tax rates in other jurisdictions	—	0.0	4.4%
Expenses not deductible for tax purposes
Entertainment expenses	0.2%	(0.9)%	0.1%
Patent appreciation	—	—	—
Goodwill impairment	—	(55.3)%	—
Investment loss from subsidiaries	—%	—	—
Other expenses	0.2%	1.1%	(1.8)%
Valuation allowance impact	—	(6.6)%	—
FIN 48 impact	—	(5.6)%	—
Tax exemption and tax relief
Tax exemptions granted to the group	(17.6)%	8.1%	(1.3)%
Reduced tax rate impact	(12.4)%	48.7%	(15.7)%
Deferred tax effect due to tax rate change	0.8%	6.7%	(1.5)%
Tax true-up	—	—	(0.3)%

Effective tax rate	4.2%	21.2%	8.9%

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2007	2008	2009
Aggregate dollar effect	6,184	1,541	745
Per share effect—basic	0.020	0.003	0.001
Per share effect—diluted	0.012	0.003	0.001

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. At December 31, 2008 and 2009, the Company had no recognized uncertain tax liabilities and had approximately $1.1 million of unrecognized tax benefits, all of which would impact its effective tax rate if recognized.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2009, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

The following table is a roll-forward of the unrecognized tax benefits from December 31, 2008 to December 31, 2009:

(in U.S. dollars)
Balance at January 1, 2008	$—
Additions for tax positions related to the current period	1,071
Decrease due to the change of tax rate	—
Balance at December 31, 2008	$1,071
Additions for tax positions related to the current period	—
Decrease due to the change of tax rate	(1)

Balance at December 31, 2009	$1,070

The New EIT Law provides that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes. The Company expects that such 10% withholding tax will apply to dividends paid to the Company by the PRC subsidiaries, but this treatment will depend on the Company’s status as a non-resident enterprise. The Company does not intend to declare dividends for the foreseeable future.

As of December 31, 2009, the Company’s PRC subsidiaries had approximately $153.9 million of undistributed earnings, which were considered to be indefinitely reinvested, and accordingly, no provision for income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to a withholding tax payable of $13.1 million, according to the New EIT Law that went effective on January 1, 2008.

As of December 31, 2009, the Company’s PRC subsidiaries, STA and WASZ, had a combined net operating loss carry forward of $4.8 million, of which $0.4 million, $0.1 million and $4.3 million will expire in 2012, 2013 and 2014, respectively.

As of December 31, 2009, the Company’s U.S. subsidiaries had federal and state net operating loss carry forwards of $32.7 million and $48.6 million, respectively, which expire between 2011 and 2029.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2009, all of the subsidiaries registered in China are subject to examination by the PRC tax authorities.

The U.S. subsidiary’s federal income tax returns are subject to examination for 2005 and subsequent years. Currently, there is no federal audit under way. State income tax returns are generally subject to examination for a period of three to four years after filing the respective return.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	Year Ended December 31,
	2007	2008	2009
Net income (loss) from continuing operations	$33,903	$(14,951)	$53,432
Deemed dividend on issuance and repurchase of preference shares	(7,612)	—	—
Deemed dividend for beneficial conversion feature	—	—	—
Dividends on preference shares	—	—	—
Amounts allocated to preference shares for participating rights to dividends	(4,636)	—	—

Income (loss) from continuing operations attributable to holders of ordinary shares—basic	$21,655	$(14,951)	$53,432
Loss from discontinued operations—net of tax	—	(49,252)	(558)
Income (loss) attributable to holders of ordinary shares—basic	21,655	(64,203)	52,874
Interest income from convertible notes	988	—	—
Income allocated to preference shares	4,636	—	—

Income (loss) attributable to holders of ordinary shares—diluted	$27,279	$(64,203)	$52,874

Weighted-average ordinary shares outstanding used in computing basic earnings per share	308,050,216	510,201,761	543,891,797
Plus: Shares from convertible notes, if converted	26,024,002	—	22,771,002
Preference shares	123,784,175	—	—
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stock units using the treasury stock method	57,289,096	—	22,574,877

Shares used in calculating diluted earnings per share	515,147,489	510,201,761	589,237,676

Basic earnings (loss) per share from continuing operations	$0.07	$(0.03)	$0.10

Diluted earnings (loss) per share from continuing operations	$0.05	$(0.03)	$0.09

Basic earnings (loss) per share from discontinued operations	$—	$(0.10)	$(0.00)

Diluted earnings (loss) per share from discontinued operations	$—	$(0.10)	$(0.00)

Basic earnings (loss) per share	$0.07	$(0.13)	$0.10

Diluted earnings (loss) per share	$0.05	$(0.13)	$0.09

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

For the years ended December 31, 2007, 2008 and 2009, the following outstanding securities were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive:

	Year Ended December 31,
	2007	2008	2009
Convertible notes	—	22,771,002	—
Share options and nonvested restricted Stock units granted	3,392,050	78,059,352	14,906,552

	3,392,050	100,830,354	14,906,552

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

The general reserve is used to offset future extraordinary losses. Upon a resolution passed by the shareholders and an approval by the original approval authority, the subsidiaries may convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserves by the Company’s PRC subsidiaries totaled $13.5 million, $22.6 million and $27.8 million as of December 31, 2007, 2008 and 2009, respectively. Accordingly, these amounts are not available for distribution to the Company.

As a result of these PRC laws and regulations, the Company is restricted in its ability to transfer the registered net assets to the Company in the form of dividends, loans or advances. The restricted portion amounted to $238.8 million as of December 31, 2009.

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

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $1.7 million, $3.4 million and $2.9 million for the years ended December 31, 2007, 2008 and 2009, respectively.

17. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC and U.S. Rental expenses were $1.7 million, $4.2 million and $6.2 million for the years ended December 31, 2007, 2008 and 2009, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2009 were as follows:

Year Ending December 31,
2010	$7,425
2011	7,532
2012	5,427
2013	5,230
2014 and thereafter	26,309

b) Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that as these matters arise some may be decided unfavorably for the Company. Currently, the Company does not have any claims or legal proceedings that are expected to have a significant impact on its business or operations.

The Company issues indemnifications for intellectual property compliance and warranties on the manufacture of APIs in certain instances in the ordinary course of business with its customers. Historically, the Company has incurred no costs to settle claims related to these indemnifications and warranties.

c) Capital commitments

As of December 31, 2009, the Company had capital commitments of $5.6 million, which relate to new construction projects and laboratory facility improvements in the PRC. Capital commitments of $3.1 million, $2.0 million and $0.5 million are due in 2010, 2011 and 2012, respectively.

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

The following table summarizes customers that contributed greater than 10% of net revenues:

Name of Customer	Year Ended December 31,
	2007	2008	2009
Customer A	12.2%	*	14.4%
Customer B	15.0%	*	10.9%
Customer C	11.2%	*	*

*	Less than 10%

The following table summarizes customers with greater than 10% outstanding accounts receivable:

Name of Customer	As of December 31,
	2008	2009
Customer D	11.0%	*

*	Less than 10%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

19. SEGMENT REPORTING

In accordance with ASC 280 “Segment Reporting,” the Company discloses financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise for which separate financial information is available and is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company has two operating segments based on its major lines of businesses: laboratory services and manufacturing services. Each operating segment derives its revenues from the sale of services or products, and each is the responsibility of a member of the senior management of the Company who has knowledge of product-and service-specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the CEO and the senior management team, who review the results of the two operating segments when making decisions about allocating resources and assessing performance of the Company.

The following table summarizes the selected revenue, expense and balance sheet information for each operating segment:

Years ended December 31:
2007:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$102,383	$32,822	$135,205
Cost of revenues	(52,416)	(19,931)	(72,347)

Gross profit	$49,967	$12,891	$62,858

2008:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$205,027	$48,458	$253,485
Cost of revenues	(124,723)	(32,420)	(157,143)

Gross profit	$80,304	$16,038	$96,342

2009:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$249,909	$20,110	$270,019
Cost of revenues	(145,153)	(16,461)	(161,614)

Gross profit	$104,756	$3,649	$108,405

For the years ended December 31, 2007, 2008 and 2009, respectively, the net revenues of laboratory services and manufacturing services are principally derived from discovery chemistry services and from the sale of advanced intermediates and APIs, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

The Company’s revenues by geographic region determined according to the location of the customers were as follows:

	Year Ended December 31,
	2007	2008	2009
United States	$108,702	$202,726	$209,579
Europe	19,045	31,019	31,801
Other countries	7,632	19,919	28,781

Gross revenues	$135,379	$253,664	$270,161
Sales tax	(174)	(179)	(142)

Net revenues	$135,205	$253,485	$270,019

The Company’s long-lived assets by geographic region determined according to the location of the assets were as follows:

	December 31,
	2008	2009
China	$136,458	$164,468
United States	16,246	17,362

Total	$152,704	$181,830

20. RELATED PARTY TRANSACTIONS

Vitae Pharmaceuticals was a customer of the Company, and Dr. John J. Baldwin, its president, served as one of the Company’s directors until July 2007. Revenues generated from this related party customer were $1.4 million for the years ended December 31, 2007.

Beginning January 1, 2005, the Company entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd. (“Shanghai Lechen”) and Shanxi Lechen International Trade Co., Ltd. (“Shanxi Lechen”) for exporting advanced intermediates and APIs. The agreement with Shanxi Lechen was terminated on January 1, 2007. Both companies are owned by the parents of Dr. Ning Zhao, Vice President of Analytical Services and a director of the Company. Agency service fees paid to Shanghai Lechen by the Company for the years ended December 31, 2007, 2008 and 2009 were $196, $155 and $131, respectively.

21. SUBSEQUENT EVENTS

On January 28, 2010, the Company amended certain covenants associated with its $20.0 million facility agreement dated January 8, 2009 and converted the original facility to a $20.0 million short-term revolving line of credit. Specifically, the amendment increased the debt-to-EBITDA ratio, reduced the required minimum balance of total assets less goodwill, intangible assets and total liabilities to $150 million and modified the interest rate to the LIBOR of similar duration as the borrowings plus 2.5%.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

BALANCE SHEETS

	December 31,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	4,138	3,909
Dividends receivable	21,872	8,151
Other current assets	1,309	2,226

Total current assets	27,319	14,286

Non-current assets:
Investment in subsidiaries	242,250	314,749
Other non-current assets	336	263

Total assets	269,905	329,298

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	—	10,000
Accrued liabilities	1,352	1,878
Other tax payable	624	651
Other current liabilities	1,189	772

Total current liabilities	3,165	13,301
Non-current liabilities:
Convertible notes	35,864	35,864

Total liabilities	39,029	49,165

Shareholders’ equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2008 and 2009; 529,385,590 and 550,609,256 issued and outstanding as of December 31, 2008 and 2009, respectively)	10,588	11,012
Additional paid-in capital	324,629	320,672
Accumulated deficit	(121,505)	(68,631)
Accumulated other comprehensive income	17,164	17,080

Total shareholders’ equity	230,876	280,133

Total liabilities and shareholders’ equity	269,905	329,298

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2007	2008	2009
Operating expenses:
Selling and marketing expenses	(21)	(3)	—
General and administrative expenses(1)	(12,724)	(18,654)	(15,561)

Operating income	(12,745)	(18,657)	(15,561)
Equity in earnings of subsidiaries	44,127	(49,058)	63,929
Other income, net	(14)	1,267	5,261
Interest expense	(988)	(—)	(756)
Interest income	3,523	3,015	1

Income (loss) before income taxes	33,903	(63,433)	52,874
Income tax expense	—	(770)	—

Net income (loss)	33,903	(64,203)	52,874

Note(1):

General and administrative expenses include $2.1 million, $3.0 million and $2.6 million of share-based compensation expense for the years ended December 31, 2007, 2008 and 2009, respectively. These amounts have been classified as cost of revenues in the consolidated statements of operations for WuXi Pharmatech (Cayman) Inc.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

SHAREHOLDERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

	Ordinary		Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income	Treasury		Total shareholders’ equity (deficit)	Comprehensive Income (loss)
	Shares	Amount				Shares	Amount
Balance as of January 1, 2007	249,060,000	4,981	33,075	(40,173)	1,549	(18,000,000)	(360)	(928)	10,016
Series A, B and C preference shares converted into ordinary shares upon initial public offering	216,498,550	4,330	96,264	—	—	—	—	100,594
Issuance of ordinary shares upon initial public offering, net of direct costs	95,826,776	1,917	150,966	—	—	—	—	152,883
Purchase of treasury shares	—	—	—	(43,420)	—	(51,158,550)	(1,023)	(44,443)
Treasury shares retired	(69,158,550)	(1,383)	—	—	—	69,158,550	1,383	—
Deemed dividend on the repurchase of preference shares in excess of carrying amount	—	—	—	(7,612)	—	—	—	(7,612)
Share-based compensation expenses	—	—	10,715	—	—	—	—	10,715
Cumulative translation adjustment	—	—	—	—	6,286	—	—	6,286	6,286
Net income	—	—	—	33,903	—	—	—	33,903	33,903

Balance as of December 31, 2007	492,226,776	9,845	291,020	(57,302)	7,835	—	—	251,398	40,189

Issuance of ordinary shares held in escrow in connection with acquisition	4,120,526	82	15,090	—	—	—	—	15,172
Shares issued upon conversion of convertible notes	3,253,000	65	5,058	—	—	—	—	5,123
Issuance of ordinary shares pursuant to share option plan	29,785,288	596	414	—	—	—	—	1,010
Share-based compensation expenses	—	—	13,047	—	—	—	—	13,047
Cumulative translation adjustment	—	—	—	—	9,329	—	—	9,329	9,329
Net loss	—	—	—	(64,203)	—	—	—	(64,203)	(64,203)

Balance as of December 31, 2008	529,385,590	10,588	324,629	(121,505)	17,164	—	—	230,876	(54,874)

Cancellation of ordinary shares held in escrow in connection with acquisition	(4,120,526)	(82)	(15,090)	—	—	—	—	(15,172)
Issuance of ordinary shares pursuant to share option plan	25,344,192	506	913	—	—	—	—	1,419
Share-based compensation expenses	—		10,220	—	—	—		10,220
Cumulative translation adjustment	—	—	—	—	(84)	—	—	(84)	(84)
Net income	—	—	—	52,874	—	—	—	52,874	52,874

Balance as of December 31, 2009	550,609,256	11,012	320,672	(68,631)	17,080	—	—	280,133	52,790

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

CASH FLOW STATEMENTS

	Year Ended December 31,
	2007	2008	2009
Operating activities:
Net income (loss)	33,903	(64,203)	52,874
Adjustment to reconcile net income to net cash used in operating activities:
Share-based compensation expenses	10,715	13,046	9,292
Equity in earnings of subsidiaries	(44,127)	49,058	(63,929)
Loss (gain) on forward contracts marked to market	—	418	(689)
Gain from settlement of escrow shares	—	—	(1,672)
Changes in assets and liabilities:
Amounts due from related parties		—	—
Amount due to related parties	(199)	(2)	—
Other current assets	(1,791)	482	525
Other non-current assets	(178)	419	74
Other current liabilities	(139)	769	1
Other taxes payable	—	624	28
Interest payable on convertible notes	988	—	—
Accrued liabilities	755	347	526

Net cash provided by (used in) operating activities	(73)	958	(2,970)

Investing activities:
Long-term investment in subsidiaries	(43,000)	(165,840)	(22,432)
Dividends received from subsidiaries	—	17,059	13,754

Net cash used in investing activities	(43,000)	(148,781)	(8,678)

Financing activities:
Dividend paid	—	—
Repayment of short-term bank borrowings	—	—	(10,000)
Proceeds from short-term bank borrowings	—	—	14,000
Net Proceeds/payment from revolving line of credit	—	—	6,000
Proceeds from convertible notes	40,000	—	—
Cash proceeds from initial public offering, net of direct issuance costs	152,883	—	—
Repurchase of Series A and B preference shares	(10,097)	—	—
Proceeds from issuance of Series C preference shares, net of direct issuance costs	53,972	—	—
Net purchase of treasury shares, at cost	(44,442)	—	—
Proceeds from exercise of share options	—	1,010	1,419

Net cash provided by financing activities	192,316	1,010	11,419

Net increase (decrease) in cash and cash equivalents	149,243	(146,813)	(229)
Cash and cash equivalents at beginning of period	1,708	150,951	4,138

Cash and cash equivalents at end of period	150,951	4,138	3,909

Non-cash investing and financing activities:
Deemed dividend on issuance of Series B preference shares	—	—	—
Deemed dividend on issuance of Series C preference shares	7,612	—	—
Dividend declaimed not collected	—	14,140	—
Conversion of convertible notes	—	5,123	—
New share issuance for AppTec acquisition held in escrow	—	15,172	—

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Dollars in thousands, except share and per share data, unless otherwise stated)

Note to Schedule 1

1) Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2009, $238.9 million was not available for distribution and as such, the condensed financial information of WuXi PharmaTech (Cayman) Inc. (“WXAT Cayman”) has been presented for the year ended December 31, 2009.

2) The condensed financial information of WXAT Cayman has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3) Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of WXAT Cayman and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

4) As of December 31, 2007, 2008 and 2009, there were no material contingencies, significant provision of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statement.

5) For the year ended December 31, 2008, $17.1 million in cash dividends were paid to WXAT Cayman by WXAT. For the year ended December 31, 2009, $7.7 million and $6.0 million in cash dividends were paid to WXAT Cayman by WXAT and WASH, respectively.

* * * * *