Form 20-F
period 2010-12-31
WuXi PharmaTech (Cayman) Inc.
filed 2011-04-27
CIK 1403132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 560,972,080

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

1

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•

“we,” “us,” “our company” and “our” refer to WuXi PharmaTech (Cayman) Inc., or WuXi, and its consolidated subsidiaries, including WuXi AppTec (BVI) Inc., or WXAT BVI; WuXi AppTec Co., Ltd., or WXAT; WuXi AppTec (Shanghai) Co., Ltd., or WASH; Shanghai SynTheAll Pharmaceutical Co., Ltd., or STA; WUXIAPPTEC (Tianjin) Co., Ltd., or WATJ; WuXi AppTec (Suzhou) Co., Ltd., or WASZ; WuXi AppTec Holding Company, Inc.; WuXi AppTec, Inc., or AppTec; WX (BVI) Limited; Kaipara Enterprises Ltd.; Klivia Investments Sp. z o.o.; Klivia Investments Sp. z o. o. Luxembourg Branch; WuXi AppTec Biopharmaceuticals Co., Ltd., or WABIO; WuXi AppTec (Wuhan) Co., Ltd., or WAWH; and Shanghai AppTec (HK) Co., Limited;

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

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 and audited consolidated balance sheets as of December 31, 2009 and 2010. We acquired AppTec on January 31, 2008, with AppTec’s financial results consolidated on and after the acquisition.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report on Form 20-F relate to, among other things:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	general economic and business conditions, particularly in China and the United States;

•	the effects of the global macroeconomic conditions on our business, financial condition and results of operations;

•	the effects of the continuation of Renminbi appreciation and labor inflation in China;

•	the expected growth in research and development, or R&D, spending by the pharmaceutical, biotechnology and medical device industries;

•	the expected growth of the pharmaceutical, biotechnology and medical device R&D outsourcing industry in China and internationally;

•	competition in the pharmaceutical, biotechnology and medical device R&D outsourcing industry;

•	our expectations regarding market acceptance of, or demand for, our services;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual-property rights and not infringe on the intellectual-property rights of others; and

•	governmental policies and regulations in China and the United States relating to the pharmaceutical, biotechnology and medical device industries and R&D outsourcing industry.

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

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated income statement data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. Our selected consolidated income statement data for the years ended December 31, 2006 and 2007 and selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in millions of U.S. dollars, except share data)
WuXi Consolidated Income Statement Data
Net revenues
Laboratory services	$59.8	$102.4	$205.0	$249.9	$294.9
Manufacturing services	10.1	32.8	48.5	20.1	39.2

Total	69.9	135.2	253.5	270.0	334.1

Cost of revenues
Laboratory services	(26.5)	(52.4)	(124.7)	(145.2)	(175.1)
Manufacturing services	(9.1)	(19.9)	(32.4)	(16.5)	(31.4)

Total	(35.6)	(72.3)	(157.1)	(161.7)	(206.5)

Gross profit	34.3	62.9	96.4	108.3	127.6

Operating expenses:
Selling and marketing expenses	(1.9)	(2.4)	(7.4)	(7.5)	(9.1)
General and administrative expenses	(22.3)	(30.3)	(49.4)	(48.8)	(47.0)
Impairment charges	—	—	(60.5)	—	—

Total	(24.2)	(32.7)	(117.3)	(56.3)	(56.1)

Operating income (loss)	10.1	30.2	(20.9)	52.0	71.5

Other income, net	*	2.4	1.1	6.8	28.4
Interest expense	(1.1)	(1.2)	(1.4)	(1.0)	(0.4)
Interest income	0.3	4.0	2.3	1.1	1.5

Income (loss) from continuing operations before income taxes	9.3	35.4	(18.9)	58.9	101.0
Income tax (expense) benefit	(0.4)	(1.5)	4.0	(5.5)	(10.2)

Net income (loss) from continuing operations(1)	$8.9	$33.9	$(14.9)	$53.4	$90.8
Income (loss) on discontinued operations	—	—	(49.3)	(0.5)	—

Net income (loss)	$8.9	$33.9	$(64.2)	$52.9	$90.8

Basic earnings (loss) per share from continuing operations	$(0.15)	$0.07	$(0.03)	$0.10	$0.16

Basic loss per share on discontinued operations—net of tax	—	—	$(0.10)	$0.00	$—

Basic earnings (loss) per share	$(0.15)	$0.07	$(0.13)	$0.10	$0.16

Diluted earnings (loss) per share from continuing operations	$(0.15)	$0.05	$(0.03)	$0.09	$0.15

Diluted loss per share on discontinued operations—net of tax	—	—	$(0.10)	$0.00	$—

Diluted earnings (loss) per share	$(0.15)	$0.05	$(0.13)	$0.09	$0.15

Dividends declared per ordinary share	$(0.02)	—	—	—	—

*	Less than $50,000
(1)	Includes share-based compensation charges of $8.4 million, $10.7 million, $13.0 million , $10.2 million and $10.1 million in 2006, 2007, 2008, 2009 and 2010, respectively, allocated as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in millions of U.S. dollars)

Cost of revenues	$0.5	$2.1	$3.0	$2.7	$3.7
Selling and marketing expenses	—	—	—	0.1	0.1
General and administrative expenses	7.9	8.6	10.0	7.4	6.3

	2006	2007	2008	2009	2010

WuXi Consolidated Balance Sheet Data
Cash and cash equivalents	$9.7	$213.6	$56.6	$80.5	$115.4
Total current assets	36.7	261.9	129.8	174.2	244.9
Property, plant and equipment, net	42.8	73.6	152.7	181.8	205.5
Total assets	85.7	343.8	336.4	407.3	498.1
Short-term bank borrowings, including current portion of long-term debt	9.6	—	7.6	34.4	0.3
Total current liabilities	30.6	45.6	58.8	80.3	59.6
Long-term debt, excluding current portion	5.8	4.1	2.3	2.1	1.9
Convertible notes	—	41.0	35.9	35.9	35.9
Total liabilities	37.5	92.4	105.5	127.2	105.3
Mezzanine equity	49.1	—	—	—	—
Total equity (deficit)	(0.9)	251.4	230.9	280.1	392.8
Total liabilities, mezzanine equity and equity	85.7	343.8	336.4	407.3	498.1

Exchange Rate Information

A majority of our business is conducted in China, and some of our net revenues and expenses are denominated in Renminbi. We use U.S. dollars as our reporting currency in our financial statements and in this annual report. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the People’s Bank of China. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all transactions from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB 6.6000 to $1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.” On April 15, 2011, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.5317 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October 2010	6.6707	6.6678	6.6912	6.6397
November 2010	6.6670	6.6538	6.6892	6.6330
December 2010	6.6000	6.6497	6.6745	6.6000
January 2011	6.6017	6.5964	6.6364	6.5809
February 2011	6.5713	6.5761	6.5965	6.5520
March 2011	6.5483	6.5645	6.5743	6.5483
April 2011 (through April 15, 2011)	6.5317	6.5382	6.5477	6.5310

Source: Exchange rate supplied by the Federal Reserve Bank of New York for the years from 2006 to 2008 and by the H.10 Statistical Release of the Federal Reserve Board from 2009 to 2011.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

The trend toward greater outsourcing of R&D services by pharmaceutical, biotechnology and medical device companies may slow or reverse, which could adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

The success of our business depends primarily on the number and size of contracts that we obtain from pharmaceutical, biotechnology and medical device companies. Over the past several years, our business has benefited from increased levels of outsourcing of R&D activities by these companies. A slowing or reversal of this trend could adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

A reduction in R&D budgets at pharmaceutical, biotechnology and medical device companies may result in a reduction or discontinuation of our services, which may adversely affect our business.

Our business could be adversely affected by any significant decrease in R&D expenditures by pharmaceutical, biotechnology and medical device companies. Fluctuations in the R&D budgets of pharmaceutical, biotechnology and medical device companies could have a significant effect on the demand for our services. R&D budgets fluctuate due to sales performance of these companies, changes in their available resources, their decisions to consolidate, their spending priorities and their budgetary policies and practices.

The global economic downturn adversely affected, and could continue to adversely affect, our business, financial condition and results of operations.

The global economic downtown affected certain areas of our business, particularly the biotechnology R&D outsourcing markets. Disruptions in orderly financial markets resulted from, among other factors, severely diminished liquidity, reduced credit availability, volatile and declining valuations of securities and other investments, reduced business and consumer confidence and increased unemployment. These factors, along with the interconnectedness and interdependence of international economies, created and may continue to create a global downturn in economic activity. The economic downturn adversely affected, and a future economic weakening in the United States or globally would adversely affect, our business in several ways, including:

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

•

Increased pricing pressure and lower margins. If growth of our potential markets slows due to the global economic downturn, competition in the global pharmaceutical, biotechnology and medical device R&D outsourcing markets may become more intense, which could require us to offer or accept less favorable pricing and payment or other terms to remain competitive. For example, we anticipate that pricing pressures will reduce our gross margins in 2011. In some cases, we may be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•

Renminbi appreciation. If the RMB continues to appreciate in relation to the U.S. dollar, our profitability may be negatively impacted. We receive a significant portion of our revenues in U.S. dollars and pay a majority of our expenses in RMB. Further appreciation of the RMB will increase the value of RMB expenses in relation to revenues denominated in dollars, euros, and yen to the extent that we do not, or are unable to, mitigate this appreciation through the purchase of foreign-exchange forward contracts.

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

The generally uncertain economic conditions in the U.S. and globally could adversely affect our business and results of operations.

A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects. The recent trend of increased merger activity in the pharmaceutical industry increases this risk.

We generated a large majority of our total net revenues from sales to customers headquartered in the United States. Our top ten customers accounted for 59.7% of our total 2010 revenues. Any of our existing customers may not continue to generate significant revenues for us once our current engagements with them conclude, and our relationships with them may not present further business opportunities. In addition, the recent mergers between large pharmaceutical companies, some of which are our customers, have resulted in reduced business. For example, at the end of 2009, two of our major customers completed a business combination with each other, which has produced a moderate reduction in business volume. This trend toward consolidation could adversely affect our financial condition. Similar business combinations could result in:

•	the reduction, delay or cancellation of orders or contracts by one or more of our significant customers;

•	the decision by one or more of our significant customers to award orders or contracts to our competitors; and

•	the substantial reduction in the price that one or more of our significant customers is willing to pay for our services and products.

Furthermore, if we fail to build relationships with new customers or fail to sustain or expand relationships with existing customers, we may be unable to maintain or increase our revenues.

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

We face challenges in attracting and retaining consistently high-quality employees. We compete vigorously with pharmaceutical, biotechnology, medical device and contract research companies and academic and research institutions for qualified and experienced scientists, particularly in our laboratory services in chemistry and biology and in our manufacturing services. To compete effectively, we may be required to offer higher compensation and other benefits, which could materially and adversely affect our financial condition and results of operations. We paid company-wide merit increases in 2010 and 2011. Despite these company-wide merit increases in China, where about 90% of our workers are employed, we may be unable to hire and retain enough skilled and experienced scientists at current wage rates. In addition, we may be unable to redeploy and retrain our professionals to keep pace with changing customer needs, technological changes and performance standards.

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

The global pharmaceutical, biotechnology and medical device R&D outsourcing markets are highly competitive, and we expect competition to intensify. We face competition based on several factors, including:

•	quality of services;

•	breadth of service offerings;

•	ability to protect intellectual property or other confidential information;

•	timeliness of delivery;

•	maintenance of standards of good laboratory practices, or GLP, and good manufacturing practices, or GMP;

•	depth of customer relationships;

•	price; and

•	geography.

We compete with contract research organizations, or CROs, contract manufacturing organizations and research and academic institutions, typically in specific service areas. For example, we compete with Covance Inc., or Covance, in the preclinical services area in China. We compete with ShangPharma Corporation, or ShangPharma, in the discovery chemistry area. As a result of the AppTec acquisition, we compete with BioReliance Corporation, or BioReliance, in the biologics testing area, and with NAMSA and Toxicon Corporation, or Toxicon, in the medical device testing area. However, we believe that we do not compete with any single company across the entire breadth of our service offerings. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to offer more complex and sophisticated broad-based laboratory and manufacturing services. Several major pharmaceutical, biotechnology and medical device companies have made in-house research investments in China, and we expect this trend to continue. In addition, U.S.-based CROs have made investments in China-based CROs that are our competitors. For example, in 2009 Pharmaceutical Product Development, Inc., or PPD, acquired BioDuro, L.L.C., or BioDuro. These investments may reduce demand for our services and result in increased competition for qualified personnel.

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

Pursuing our growth strategies, including integrating and expanding our facilities and service offerings to meet our customers’ needs, has resulted in, and will continue to result in, substantial demands on our resources and management’s time. Managing this growth and our growth strategies will require, among other things:

•	continued enhancement of our pharmaceutical and medical device R&D capabilities;

•	effective coordination and integration of our research facilities and teams, particularly those located in different facilities, including newly opened sites;

•	successful hiring and training of personnel;

•	effective management of a business geographically distributed in the United States and China;

•	effective cost control;

•	sufficient liquidity;

•	effective and efficient financial and management control;

•	increased marketing and sales-support activities;

•	effective quality control; and

•	management of our suppliers to leverage our purchasing power.

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

We are engaged in a substantial expansion of our capabilities and capacity. For example, we are constructing and preparing to operate a new laboratory space in Wuhan to house discovery chemistry services. We expect part of this new space to open in 2012. We are also constructing a facility in WuXi to house pilot-scale cGMP manufacturing of biological products for preclinical and clinical trials. We expect this facility to be operational in 2012. Preparing these facilities for full operation, including introduction of our initial services and development of new services, may take longer than we plan. Any material delay or unforeseen cost increase in preparing these facilities for operation could result in lost business opportunities and could materially and adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

We are making significant capital investments to scale up our services to meet our customers’ needs, and, as a result, we depend on the success of our customers’ projects and their continued business.

We expanded our Jinshan manufacturing facility primarily to serve current and potential future customers for the commercial manufacturing of advanced intermediates and active pharmaceutical ingredients, or APIs. We depend on our customers’ success in advancing products through development, regulatory approval and commercial launch. None of the products we expect to manufacture for commercial use are currently approved by any regulatory authorities in the United States or Europe. Any delay or non-approval may have a material impact on our manufacturing business. Consequently, we may be required to reallocate our resources, which could cause delays in our service offerings and result in lower than expected revenues. As we develop our commercial-scale manufacturing capabilities, which inherently rely on producing larger volumes of fewer drug candidates than our current clinical-trial-scale manufacturing services, we will become more dependent on the success of a small number of drug candidates in development.

Because many of our fee-for-service contracts are contingent on successful completion of a project and often have a fixed price, we may bear financial risk.

A significant portion of our net revenues, including a significant portion of our laboratory services revenues and all of our manufacturing services revenues, are based on fee-for-service contracts, which are contingent on successful completion of a project and often have a fixed price. In 2010, fee-for-service contracts accounted for more than 50% of our total revenues. If we do not deliver a service in a timely manner or otherwise as specified in the contract, if we incur cost overruns or if we intentionally price these contracts below our cost estimate because of competitive pressures, there could be a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We may fail to effectively develop and market new services, which may harm our growth opportunities and prospects, possibly resulting in losses.

We intend to continue to expand beyond our core discovery chemistry, process research and clinical-trial-scale manufacturing services. Over the past few years, we have established new services in discovery biology; DMPK/ADME; core analytical services; formulation; analytical development services; bioanalytical services; and other areas. We are in the early stages of launching new services in preclinical toxicology and large-scale manufacturing. To develop and/or market our new services successfully, we must:

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

Our success significantly depends upon the continued service of our senior management and key scientific personnel. In particular, we are highly dependent on Dr. Ge Li, our Chairman and Chief Executive Officer, who has managed our business, operations and sales and marketing activities and maintained personal and direct relationships with our major customers since our inception; Edward Hu, our Chief Operating Officer and Chief Financial Officer; Dr. Shuhui Chen, our Chief Scientific Officer; Dr. Suhan Tang, our Chief Manufacturing Officer; Xiaozhong Liu, our Executive Vice President and other senior management members and key scientific personnel. The loss of any of them, and in particular Dr. Li, could have a material adverse effect on our business and operations. Although each member of our senior management and key scientific personnel has signed a noncompete agreement with us, we may be unable to successfully enforce these provisions in the event of a dispute. If we lose the services of any senior management members or key scientific personnel, we may be unable to locate and retain suitable qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and its growth.

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

The Patient Protection and Affordable Care Act, a comprehensive healthcare reform law in the United States, was enacted on March 23, 2010, and was amended by subsequent legislation. The new law will implement healthcare system reforms including, but not limited to, (i) expansion of access to health insurance coverage, (ii) expansion of the Medicaid program, (iii) enactment of an industry fee on pharmaceutical companies, and (iv) imposition of an excise tax on the sale of medical devices. A primary objective of the healthcare reform is to control growing healthcare costs. For example, if health insurers were to change their practices with respect to reimbursements for pharmaceutical products, our customers may spend less or reduce their growth in spending on R&D, which could reduce business opportunities available to us. In addition, new laws or regulations may increase our risk of liability, increase our costs or limit our service offerings. Our business, financial condition and results of operations could be adversely affected.

Similar reform movements have occurred in Europe and Asia. For example, in late 2010 the Chinese government announced significant price reductions for many pharmaceutical products. Any significant healthcare reforms that substantially change the financing and regulation of the healthcare industry could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

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

In addition, in some of our customer contracts, we agree not to compete with the customer, either alone or together with third parties. We are required to seek the customer’s prior written consent before making compounds for other customers chemically similar to those made for the customer. For some customers, our noncompete obligation is broad. For example, with one of our customers we have agreed that, for up to ten years after termination of the agreement, any employee who has worked on the customer’s projects may not work on any other project whereby the knowledge gained from such customer’s projects would be relevant. Complying with these noncompete obligations may restrict our ability to expand certain service offerings, and failure to comply could significantly harm our business and reputation, as well as expose us to liability for breach of contract.

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

Protection of customers’ intellectual property, or IP, associated with pharmaceutical and medical device R&D services is critical to their success. Our customers generally retain ownership of all associated IP, including both IP that they provide to us and IP that we created and provided as part of our services. Our success therefore depends in substantial part on our ability to protect the proprietary rights of our customers. This is particularly important for us because a large part of our operation is based in China, and China and Chinese companies have not traditionally enforced IP protection to the same extent as the United States and U.S. companies. Despite measures we take to protect our customers’ or our own IP, unauthorized parties may attempt to obtain and use information that we regard as proprietary. In some of our customer agreements, we have assumed indemnification obligations for IP infringement to the extent that we create the infringing aspect in deliverables by our customers. Our liability is usually not capped under these agreements. As a result, if any aspect of deliverables to our customers that we create infringes a third party’s IP rights, and particularly if such deliverable ultimately becomes a commercially successful product, we could be exposed to substantial liability. Any unauthorized disclosure of our customers’ IP could subject us to liability for breach of contract, as well as significant damage to our reputation, which could materially harm our business, including its financial condition, results of operations, cash flows and prospects.

We may undertake acquisitions that may have a material adverse effect on our ability to manage our business and may end up being unsuccessful.

Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances in areas where we do not currently operate. If we are presented with appropriate opportunities, we may acquire additional businesses that are complementary to our existing businesses. Future acquisitions will likely present challenges and could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in the integration of acquired businesses could have an adverse effect on our ability to effectively manage our business. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, and our inability to generate sufficient revenues to offset the expenses related to the acquisitions and potential loss of, or harm to, relationships with employees or customers as a result of our integration of new businesses, any of which could significantly disrupt our ability to manage our business.

Any failure to comply with existing regulations and industry standards could harm our reputation and our business, including our financial condition, results of operations, cash flows and prospects.

A number of governmental agencies or industry regulatory bodies in China, the United States, Europe and Japan impose strict rules, regulations and industry standards on how we and our customers conduct pharmaceutical and medical device R&D. We may need to obtain clearance from the U.S. Food and Drug Administration, or FDA, or other regulatory authorities in the event that our customers’ preclinical trials are filed as part of an Investigational New Drug application or their clinical trials are filed as part of a New Drug Application, Biologic License Application or other filing to seek marketing approval. All facilities and processes used to manufacture pharmaceuticals and biologics in the United States, Europe and Japan must conform to standards established by the appropriate regulatory authority. These authorities may conduct scheduled periodic inspections of our facilities to monitor our regulatory compliance. China’s State Food and Drug Administration, or SFDA, published the revised 2010 edition of Good Manufacturing Practices, or GMP, for Pharmaceutical Products, which went into effect on March 1, 2011. This revised version of GMP follows the concepts of quality risk management and whole process control of drug manufacturing and attaches greater importance to certain areas for consistency with GMP standards as defined by the World Health Organization. We may not obtain clearance from the regulatory authorities in the event that we are inspected, either immediately or over time. Further, any failure to comply with existing regulations and industry standards could result in fines or other actions against us or our customers, the termination of ongoing research and the disqualification of data for submission to regulatory authorities, or we may no longer be able to offer our services to our customers. As a result, we may be unable to fulfill our contractual obligations. This could harm our reputation, our prospects for future work and our operating results. For example, if we were to treat research animals inhumanely and not in accordance with international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC), that organization could revoke accreditation and the accuracy of our animal research data could be questioned. Any material violation by us of GLP or GMP standards, as determined by the FDA or other regulatory authorities, could cause our customers to terminate their contracts with us. Any adverse action by the regulatory authorities would have a material and adverse impact on our reputation and our business, including its financial condition, results of operations, cash flows and prospects.

We may need additional capital that we may be unable to obtain in a timely manner on acceptable terms.

In order to expand our capacity, develop new services and remain competitive, we may require additional capital. Financing may be unavailable in amounts or on terms acceptable to us. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by life science and related companies; and

•	economic, political and other conditions in China, the United States and other countries.

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

We conduct our primary R&D activities at our headquarters located in the Shanghai Waigaoqiao Free Trade Zone. We also conduct or plan to conduct R&D and/or manufacturing activities at six other facilities in China located in the Jinshan area of Shanghai, Tianjin, Suzhou, Wuhan, Changzhou and Wuxi respectively, and at our three United States facilities in St. Paul, Minnesota; Philadelphia, Pennsylvania and Atlanta, Georgia. We depend on these facilities for continued business operations. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to operate our business in its ordinary course. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement lead time. The occurrence of any such event could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

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

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets, or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets from time to time (including, among others, goodwill and equity investments in less-than-25%-owned entities). Because we expect to hold a substantial amount of cash and other passive assets, and because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs, which fluctuates, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see Item 10.E, “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting was effective as of December 31, 2010, our management may later conclude that our internal control is not effective. Moreover, even if our management concludes in the future that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if they interpret the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion.

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

We entered into a facility agreement with JPMorgan Chase on January 8, 2009, in the amount of $20.0 million, which included a $4.0 million U.S. dollar-denominated short-term loan facility and a $16.0 million U.S. dollar-denominated revolving loan facility. On January 28, 2010, we amended the abovementioned agreement to convert the original facility to a $20.0 million short-term revolving line of credit. On January 24, 2011, we entered into another amendment to extend this $20.0 million line of credit for another twelve months. According to the renewal agreement, we shall pay a management fee at the rate of 0.2% per annum for the undrawn amount under the facility. All loan agreements contain covenants on our major corporate actions that may limit the manner in which we conduct our business, including covenants that:

•	we maintain several debt-related financial ratios beyond certain thresholds;

•	each loan is payable on demand by JPMorgan Chase;

•	dividend payout by us to our shareholders cannot exceed 35% of our total net income for the year in which the dividend payout is made; and

•	the amount of new PRC and non-PRC loans entered into by us is limited.

We are a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have fewer shareholder rights than they would have under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Cayman Islands Companies Law (2010 Revision), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

The Companies (Amendment) Law, 2010 became effective on July 19, 2010. Under the new revision, the surviving company or consolidated company will continue to be a Cayman Islands company for mergers and consolidations. Under the new revision, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed to by the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. However, these rights have not yet been tested before the Cayman Islands court, and, as a result, they may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Certain judgments obtained against us by our shareholders may be unenforceable.

We are a Cayman Islands company, and the majority of our assets and a large part of our operations are located outside of the United States. A substantial portion of our current operations are conducted, and a substantial portion of our operating assets are located, in the PRC. In addition, many of our directors and officers are nationals and/or residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil-liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not resident in the United States and the substantial majority of whose assets are located outside of the United States. Even if you are successful in bringing an action of this kind, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil-liability provisions of the securities laws of the United States or any state. In addition, such Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any U.S. state.

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

Some of our current services involve testing pharmaceuticals and medical devices in laboratory animals. As we expand our service biology offerings into toxicology, we anticipate that we will work extensively with large animals, including non-human primates. Although the testing of pharmaceuticals in animals is almost universally mandated by law, certain special interest groups categorically object to the use of animals for these research purposes. Any threats directed against our animal research activities or negative media attention could impair our ability to operate our business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures that utilize laboratory animals, as has been advocated by certain groups, our business could be materially and adversely affected.

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

China enacted a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules effective January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises, or FIEs, under its predecessor. The New EIT Law, however, (a) reduces the statutory rate of enterprise income tax, or EIT, from 33% to 25%, (b) permits companies established before March 16, 2007, that were eligible for preferential tax rates according to then-effective tax laws and regulations to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and gradually to transit to the uniform 25% EIT rate by January 1, 2013, and (c) introduces new tax incentives, subject to various qualification criteria. Therefore, as enterprises established prior to the promulgation of the New EIT Law, WASH, STA, WATJ and WASZ are still entitled to their preferential tax treatment, which shall also be subject to the transitional phase-out rules. In addition, based on the New EIT Law, an enterprise that is entitled to preferential treatment in the form of EIT reduction or a tax holiday exemption but has not been profitable and, therefore, has not enjoyed such preferential treatment was required to begin its tax holiday exemption in 2008. As such, certain subsidiaries have begun their tax holiday exemption in 2008, even though they were not yet cumulatively profitable at that time.

The New EIT Law and its implementing rules permit certain “high and new technology enterprises,” or HNTEs, to enjoy a reduced 15% EIT rate subject to certain general factors described in the New EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the New EIT Law. Therefore WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as an HNTE. However, WASH, STA and WATJ will not adopt the HNTE policy until the transitional periods of the New EIT Law expire. As of December 31, 2010, the applicable transitional period tax rate in WASH, STA and WATJ are all under 15%. WXAT started to enjoy the HNTE policy from 2008. The HNTE qualification of our PRC subsidiaries WXAT, WASH, WATJ and STA will be valid for three years starting from calendar year 2008 through 2010. The continued qualification of HNTE status is subject to annual evaluation by the relevant PRC government authorities. In addition, WXAT, WASH, WATJ and STA will need to apply for an additional three-year extension upon the expiration of the current HNTE qualification. Our computation of deferred tax is based on enacted tax rates that do not factor in the extension of the HNTE status. If any or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

In addition to the HNTE preferential tax policy, according to relevant PRC tax laws and regulations, qualified Advanced Technology Service Enterprises, or ATSEs, can also enjoy a reduced 15% EIT rate during the period from 2009 through 2013. It was unknown whether such policy will extend after 2013. In 2009 and 2010, our PRC subsidiaries WASH and WASZ were recognized as ATSEs. Therefore, each is eligible to enjoy a preferential tax rate of 15% for five years (i.e., from 2009 to 2013) as long as it maintains its qualification as an ATSE. However, WASH and WASZ chose to continue using the transitional period tax rate until expiration in 2010 and 2012, respectively. If WASH still qualifies as an ATSE, it will be subject to EIT at 15% for 2011 to 2013. WASZ could enjoy a 15% rate as an ATSE in 2013 if ATSE qualification is still met. Since the company’s ability to continue to qualify for ATSE status is subject to the tax authority’s discretion, for the years following the company’s approved incentive period the statutory tax rate of 25% should be used to calculate deferred taxes until such approval is granted.

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

Under China’s New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for EIT purposes. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009, regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as resident enterprises clarified that dividends paid by such resident enterprises and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. The implementing rules of the New EIT Law define “de facto management bodies” as “management bodies that exercise substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, the tax circular mentioned above specifies that certain China-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights. Currently no further official interpretation or application of this new resident enterprise classification is available; therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a resident enterprise for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as to PRC EIT reporting obligations. Second, although under the New EIT Law and its implementing rules dividend income between qualified resident enterprises is exempted income, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Finally, the New EIT Law and its implementing rules issued by PRC tax authorities suggest that dividends paid by us to our non-PRC shareholders and, while less clear, capital gains recognized by them with respect to the sale of our stock may be subject to a withholding tax of 10% for non-PRC enterprise shareholders and potentially 20% for non-PRC individual shareholders. Similarly, these unfavorable consequences could apply to our BVI holding company if it is classified as a PRC resident enterprise.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.

Since inception, we have benefited from either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for these financial incentives. The incentives are subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives, our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operational factors that we may otherwise experience. For example, we expect downward pressure on future margins on goods manufactured for export due to changes in China’s value added tax, or VAT, system, reducing the potential VAT export refund on certain categories of goods from 13% to 5%.

On November 5, 2008, the State Council of China approved the amendments to the Provisional Regulations of the PRC on Value Added Tax, or Amended VAT Regulations. The key change is a shift from a production-based to a consumption-based VAT regime. Under the old regime, the recovery of input VAT incurred on the purchase of fixed assets is disallowed. The Amended VAT Regulations will allow general VAT payers to recover input VAT incurred on the purchase of certain fixed assets. The new VAT treatment of fixed assets applies to equipment purchased on or after January 1, 2009. Equipment for this purpose includes machinery, means of transportation and other equipment and tools related to production and operation. Before December 31, 2008, there was a policy of VAT exemption on imported equipment. This preferential VAT policy was abolished as of January 1, 2009. Because of the different business activities and locations of our PRC subsidiaries, the Amended VAT Regulations have different impacts on each of these entities. The Amended VAT Regulations will allow STA, our manufacturing entity and a VAT tax payer, to credit input VAT on qualified equipment purchases (both imported and domestic). Our other subsidiaries, including WXAT, WATJ, WASZ, WAWH and WABIO, cannot continue to enjoy the VAT exemption on imported equipment. Also, these subsidiaries cannot credit input VAT on qualified equipment purchases because their primary income is from service fees that are subject to business tax rather than VAT. Therefore the VAT reform will increase the cost of imported equipment purchased by WXAT, WATJ, WASZ, WAWH and WABIO. Though WASH is of a similar nature to WXAT, WATJ, WASZ, WXWH and WABIO and therefore cannot enjoy the credit input VAT on qualified equipment purchases, it will continue to enjoy the VAT exemption on its imported equipment because it is located in the Waigaoqiao Free Trade Zone of Shanghai.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. As a result, from July 21, 2005 to April 8, 2011, the Renminbi appreciated approximately 6.6% against the U.S. dollar. In 2010, approximately 94.6% of our net revenues were generated from sales denominated in U.S. dollars, and a significant portion of our operating costs and expenses were denominated in Renminbi. As a result, when the Renminbi appreciates against the dollar, our margins are pressured. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day, and the People’s Bank of China regularly intervenes in the foreign-exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi-dollar exchange rate and lessen intervention in the foreign-exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay. More recently, the PRC government has indicated a willingness to allow the Renminbi to appreciate against the U.S. dollar.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to FIEs. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical or, in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we benefit from either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. By way of further example, although required by PRC law, many FIEs, including our PRC subsidiaries, have not historically obtained approvals from the National Development and Reform Commission, or NDRC, or its counterparts before receiving approval from the Ministry of Commerce or its counterparts for their establishment. The NDRC has recently reiterated its position that the establishment of FIEs is subject to the NDRC’s approval, in addition to any other required PRC government approvals. However, the legal consequence for failure by those FIEs, including our PRC subsidiaries, to obtain NDRC approval is not prescribed under the current PRC law. As a result, these uncertainties, together with any development or interpretation of the PRC law that is adverse to us, could materially and adversely affect our business, financial condition, results of operations and prospects.

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

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If any of our seven subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our operating subsidiaries in China is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop contributing if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. An equity joint-venture enterprise is required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. As a result of these PRC laws and regulations, each of the operating subsidiaries in China is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. As of December 31, 2010, the restricted portion of their net assets totaled $163.6 million, which is composed of the registered capital and the statutory reserve of the PRC subsidiaries. Limitations on the ability of our operating subsidiaries in China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends or otherwise fund and conduct our business.

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

Epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In April 2009, an outbreak of the H1N1 strain of influenza occurred in Mexico and the United States, and human cases of swine flu were, and continue to be, discovered in China and Hong Kong. In 2010, the head of the World Health Organization declared that the H1N1 pandemic to be over but warned that the swine flu virus would continue to circulate as part of seasonal influenza for years to come. In early 2010, several cases were reported in some provinces of China. We are unable to predict the effect, if any, that influenza may have on our business. Any future outbreak of SARS, H1N1 or similar epidemics or pandemics may, among other things, significantly disrupt our ability to adequately staff our business, restrict the level of economic activity in affected areas and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon numerous factors, including:

•	the beginning, completion or cancellation of large contracts;

•	the progress of ongoing contracts;

•	impairment charges and charges related to discontinued operations;

•	general economic conditions in China, the United States, Europe, Japan, and globally;

•	acquisitions, dispositions or discontinuances of businesses and any associated charges;

•	our customers’ requirements for delivery of services, including timing of delivery, particularly our manufacturing services;

•	changes in the mix of our revenues from our laboratory service and manufacturing services businesses, including the portion of services performed on a fee-for-service or full-time-equivalent basis;

•	changes in the R&D outsourcing industry’s operating environment; and

•	changes in government policies or regulations or their enforcement.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations.

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Between January 1, 2010 and March 1, 2011, the trading price of our ADSs on the NYSE ranged from $14.38 to $20.13 per ADS, and the last reported sale price on April 26, 2011 was $17.55 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow and announcements of new investments or acquisitions could cause the trading price of our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the trading price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our financial condition and results of operations.

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

The depositary of our ADSs has agreed to pay holders of our ADSs cash dividends or other distributions that it or the custodian of our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares the holder’s ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if the securities being distributed require registration under the Securities Act but are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to the holders. These restrictions may have a material and adverse effect on the value of the holder’s ADSs. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends directly on our ordinary shares, or indirectly on our ADSs, in the foreseeable future.

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

A. History and Development of the Company

Our principal executive offices are located at 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China. Our telephone number is 86-(21) 5046-1111. Our website address is www.wuxiapptec.com. The information on our website does not form a part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

We conduct substantially all of our business through seven operating subsidiaries in China and one operating subsidiary in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our seven operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004, under the name WuXi PharmaTech (BVI) Inc., with no significant assets and/or operations of its own. Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd.

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

In 2009 and 2010, we made capital expenditures of $55.3 million and $49.4 million, respectively, primarily to expand and upgrade the laboratory facilities in Shanghai and Tianjin. These capital expenditures were funded from our operating cash flow. We anticipate that our 2011 capital expenditures will also be funded from our operating cash flow. For additional information, see Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

For additional information on our organizational structure, see Item 4.C, “—Organizational Structure.”

B. Business Overview

Industry Background and Market Opportunities

CROs arose in the United States, Europe and Japan in the 1990s to meet the needs of life science companies to improve their R&D productivity. The CRO model allows independent companies to offer specialized services to a range of life science customers, thereby competing with the traditional model of vertical integration of such services within pharmaceutical companies. Under the CRO model, both pharmaceutical companies and suppliers of R&D services can operate more flexibly as independent entities contracting with multiple business partners.

CROs aim to achieve scale and technical expertise that allow them to offer services that reduce their pharmaceutical customers’ product development costs. As a result, pharmaceutical companies can reduce their fixed costs, including scientific staff and laboratory facilities, and operate on a more variable-cost basis. We believe that CROs have been increasingly offering other benefits in addition to cost reduction, such as improved quality of product candidates; improved quality of data about product candidates to allow earlier and more cost-effective decision making; process enhancement to speed product development, including industrialization of processes to achieve economies of scale and integration of services; and technical expertise.

While the CRO industry has focused, and continues to focus, on conducting human clinical trials, the final stage of drug development, outsourcing also benefits earlier stages of pharmaceutical R&D. Compound synthesis and other discovery chemistry services, which can involve substantial labor inputs, are well suited to increased outsourcing. We are a leader in providing such discovery chemistry services and are among the largest employers of chemists in the worldwide pharmaceutical industry.

The CRO industry began in the United States, Europe and Japan, but companies in developing countries now add substantial value based on their unique capabilities. China offers highly educated, trained, and productive scientists at relatively reasonable prices. We believe we have been successful in establishing operations in China that provide high-quality discovery and preclinical services to pharmaceutical companies efficiently and cost-effectively.

We believe the share of pharmaceutical R&D spending that is being outsourced is increasing and will continue to increase.

Company Overview

We are a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cost of pharmaceutical and medical device R&D by providing cost-effective and efficient outsourcing solutions. We have more than 1,000 customers, including most of the largest pharmaceutical companies by revenues, many of whom have presented us with awards for our performance and continue to come back to us for additional and larger projects, including integrated projects.

Since our founding in 2001, our core business has been to provide discovery chemistry services to synthesize small molecules at the beginning of the drug discovery process. Discovery chemistry continues to represent a large majority of revenues for our China-based laboratory services segment. In recent years, we have added other services, including discovery biology, safety pharmacology, DMPK, bioanalytical services, manufacturing process R&D, clinical-trial-scale manufacturing, formulation, toxicology and commercial-scale manufacturing. The AppTec acquisition expanded our capabilities beyond small molecules to large-molecule biologics and medical devices. We continue to broaden customer relationships with our expanded capabilities and integrated services.

We are well-positioned to capitalize on the global trend of R&D outsourcing by emphasizing our experience, capabilities, quality, responsiveness, protection of customer intellectual property and reliability. Our primary China-based facilities include a 1,292,000 square-foot facility in the Waigaoqiao Free Trade Zone in Shanghai used for discovery chemistry, bio-analytical services, service biology, process research, and other services; a 157,000 square-foot small-scale cGMP clinical manufacturing facility and a 222,000 square-foot large-scale cGMP commercial manufacturing plant in the Jinshan area of Shanghai; a 576,000 square-foot R&D center focused on discovery chemistry in Tianjin; and a 314,000 square-foot preclinical toxicology facility in Suzhou. A portion of the toxicology facility began operations in the second half of 2009, and the remaining area is expected to be opened later based on business demand. Our large-scale cGMP manufacturing plant opened in the first half of 2010. We are constructing a 99,100 square-foot biologics manufacturing facility in Wuxi and a 106,000 square-foot discovery chemistry facility in Wuhan. We expect both facilities to be operational in 2012. Our acquisition of AppTec provides us with a U.S. presence and with know-how in biologics and medical device testing, including three FDA-registered facilities. These U.S. facilities include an 83,000 square-foot R&D and manufacturing facility in St. Paul, Minnesota, used for in vitro and in vivo biocompatibility testing, toxicology, and processing for tissue-based products; a 50,000 square-foot testing facility in Atlanta, Georgia used for microbiology, medical-device chemistry, sterilization validations, and package testing; and a 76,000 square-foot biologics testing facility in Philadelphia, Pennsylvania.

Our net revenues increased from $253.5 million in 2008 to $270.0 million in 2009 and $334.1 million in 2010, representing year-over-year growth of 7% and 24%, respectively. Net revenues in 2008 included $57.7 million from AppTec, acquired on January 31, 2008. These 2008 revenue numbers exclude revenues from our biologics manufacturing operation, which we discontinued in December 2008. We generated most of our revenues in each of the prior three years from customers headquartered in the United States. Our historical growth rate is attributable primarily to an increased customer base and a greater number of projects that resulted from our expanded capacity and increased service offerings, including a focus on obtaining long-term, integrated R&D contracts. We recorded a net loss of $64.2 million in 2008, which included pretax impairment charges of $60.5 million relating to the continuing AppTec business and a pretax loss from discontinued AppTec operations of $61.7 million ($49.3 million after tax). In contrast, we have not recorded any impairment charge related to our long-lived assets or goodwill in 2009 or 2010. We recorded net income of $52.9 million in 2009 and $90.8 million in 2010, representing year-over-year growth of 72%.

Our Strategy

Our mission is to provide fully integrated R&D services to life science companies to improve the success of their research and to shorten the time of their new-product development. We believe we have established technologically advanced operations both in China, where we have access to high-quality human talent and facilities to provide drug discovery and development services at lower costs than in the United States and Europe, and in the United States, where we have strong capabilities in the testing of biologics and medical devices. With these operations, we believe we are well positioned to provide considerable value to the world’s life science companies.

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

An experienced international management team. Many of our senior management are professionals educated at major universities in the United States and China, with extensive work experience in leading pharmaceutical, biotechnology and medical device companies, including many that are our current customers.

A highly educated and trained workforce. As of December 31, 2010, we had 4,465 employees, including 3,139 scientists. More than 70% of our scientists have obtained master’s degrees and above. We successfully recruit recent graduates from universities in China and have an extensive proprietary training program. About 90% of our employees and scientists work in China.

Operational excellence. We have developed operating procedures that meet the high quality standards of the world’s leading life science companies.

Broad technical expertise. Our scientists have technical backgrounds in most of the functions necessary for pharmaceutical, biotechnology and medical-device discovery operations.

World-class facilities in China and the United States. Our laboratories and manufacturing facilities and the equipment with which they are furnished meet international standards.

An intense focus on a diversified, high-quality customer base. Most of the world’s largest pharmaceutical companies by revenue and many other pharmaceutical, biotechnology and medical device companies are our current customers. We have successfully obtained repeat business from all of our top ten customers over the past four years. Our projects have grown in size, and our working relationships with our customers have become more strategic based on the trust earned through working experience.

Strong protection of customers’ intellectual property (IP). We have stringent procedures for insuring that the confidentiality of customers’ IP is preserved. There have been no known breaches of IP confidentiality in our history.

China cost advantage. Costs of labor, materials, supplies, facilities and other business resources are significantly lower in China than in the United States and Europe and are expected to remain significantly lower for the foreseeable future.

Our Services

We group our operations into two segments:

•

Laboratory services for pharmaceutical, biotechnology and medical device companies. China-based laboratory services for pharmaceutical and biotech companies include discovery and medicinal chemistry, analytical chemistry, discovery biology, safety pharmacology, DMPK/ADME, bioanalytical services, process research, formulation and toxicology. U.S.-based laboratory services include testing services for biologics, medical devices, and combination products.

•

Manufacturing services for producing advanced intermediates and APIs for use by pharmaceutical companies in preclinical and clinical trials of small-molecule products and for producing advanced intermediates as ingredients in a small-molecule commercial product undergoing regulatory review.

Net revenues from our laboratory services segment increased from $205.0 million in 2008 to $249.9 million in 2009 and $294.9 million in 2010, or 21.9% and 17.9% growth, respectively. Net revenues from our manufacturing services segment decreased from $48.5 million in 2008 to $20.1 million in 2009 and increased to $39.2 million in 2010, or year-over-year changes of (58.6%) and 95.0%, respectively.

Laboratory Services Segment

Pharmaceuticals

We provide a broad and integrated portfolio of pharmaceutical services that consist of the following:

Discovery Chemistry. Historically, our core services have been in discovery chemistry, where we have established broad competencies in several areas of custom chemical synthesis, including the synthesis of intermediates, benchmark compounds, analogs for the support of medicinal chemistry programs and compound libraries. Our capabilities in discovery chemistry allow us to produce more than one million compounds annually, which are individually synthesized, greater than 85% pure and produced in quantities of at least 20 milligrams. These services include the design and synthesis of focused libraries and custom analogues based on computational models and structure-based drug design.

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

Discovery Biology. Our discovery biology services include reagent generation; development of molecular and cellular assays to examine the activity of small-molecule compounds at receptors, enzymes, ion channels, and signal transaction pathways; screening; biomarker research; custom monoclonal antibody generation; stable line development; and biosafety and adventitious virus testing.

Medicinal Chemistry. After synthesized compounds are screened in biological assays, our integrated services in medicinal chemistry utilize hit-to-lead generation and lead optimization principles to design and synthesize analogs and focused libraries in collaboration with our clients’ medicinal chemistry team. We optimize leads by altering a molecule’s structure to improve its potency, selectivity, pharmacokinetics, efficacy and safety. Through an integrated collaboration of medicinal chemistry, computational biology, in vivo pharmacology, DMPK, and toxicology, we efficiently and cost-effectively advance our clients’ drug discovery projects to candidate nomination, preclinical development, and creation of an Investigational New Drug, or IND, application.

DMPK/ADME. We perform drug metabolism and pharmacokinetics, or DMPK, and absorption, distribution, metabolism, and excretion, or ADME, services to gain information about how the human body changes a pharmaceutical physically and impacts its action, including its efficacy and toxicity. We offer in vivo pharmacokinetic studies in small and large mammals by measuring drug concentrations in a range of biological matrices, including blood, urine, bile, cerebrospinal fluid and tissues. We have capabilities to administer drugs using a variety of dosing routes and to provide results in a rapid turnaround time. Our in vitro ADME profiling services include analyzing the metabolic stability and permeability of drug candidates, interactions with transporters, drug-drug interactions and plasma protein binding. Our metabolite identification services include metabolite profiling, characterization and structure elucidation; bulk metabolite isolation and purification; synthesis of authentic standards of metabolites and pharmacokinetic evaluation of parent compounds and metabolites in preclinical and clinical samples. We also perform pharmacokinetic/pharmacodynamic modeling studies in various rodent efficacy models, including cancer, central nervous system disorders and metabolic diseases.

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

Process Research and Development. Our cGMP-quality kilo-lab and pilot plant help our customers to develop processes to manufacture pharmaceuticals in larger quantities, from laboratory quantities measured in milligrams and grams to scale-up quantities measured in kilograms, to process optimization quantities measured in hundreds of kilograms, to commercial quantities measured in metric tons. By selecting the most efficient methods of compound synthesis, our chemists reduce the cost of synthesis. Efficiency can be improved by reducing the number of products used in synthesis, improving the yield of the desired compound and accelerating the time needed for synthesis. Our process development services are fully integrated with our analytical development, formulation development and cGMP manufacturing of APIs. Many of our manufacturing projects involve compounds for which we developed the scale-up methodology in process R&D. We offer process safety evaluations as part of this service.

Analytical Development. We provide a range of analytical services to assist customers in drug development. We develop and validate methods of analyzing APIs and formulated products for properties such as potency, purity and solubility. We also offer compound stability tests and tests necessary for the release of APIs and clinical test material. We deliver services related to regulatory compliance with chemistry, manufacturing and controls, or CMC, requirements, including creation of a readiness testing package for an Investigational New Drug, or IND, filing and development of a full CMC package. We also offer a range of biologics analysis and stability studies. The analytical development function supports our process R&D and manufacturing functions.

Formulation Services. We offer a full range of services to convert optimized lead compounds into formulated drugs suitable for preclinical and clinical testing and to assist in preparation of regulatory filings. Preformulation services include studies to identify the intrinsic physicochemical properties of compounds, to select an appropriate salt form, to characterize the particle size and flow properties of powders and to determine the compatibility of drug excipients. Formulation services include early safety studies, stability studies, compound manufacturing for preclinical toxicity studies or clinical trials, and product registration services. Our capabilities cover both solid oral and liquid oral dosage forms. To support this group, in 2008 we completed construction of a 22,000 square-foot cGMP-quality pilot lab in the Waigaoqiao Free Trade Zone in Shanghai focused on formulation projects for Phase I and II clinical trials.

Toxicology. We offer in vivo and in vitro non-clinical safety evaluation, or toxicology, programs. We began offering our toxicology services in China in 2007 with a 13,000 square-foot temporary leased facility and have partnered with another company to secure a supply of laboratory animals and access to a breeding facility.

In mid-2009, we opened a 314,000 square-foot facility in Suzhou. Its 108 study rooms are being introduced in two stages. We have built out, validated and begun to use 62 study rooms as part of Stage 1. The remaining 46 study rooms will be brought on line later based on business demand. We received Good Laboratory Practice, or GLP, certifications from both the SFDA and the Organization of Economic Cooperation and Development in 2010. We are the only company in China to have received both certifications. We have provided non-GLP exploratory toxicology services as well as GLP toxicology services starting from mid-2010. We offer a wide range of services in clinical pathology and anatomical pathology. Our services include a wide selection of animal models and routes of administration.

The AppTec acquisition extended the scope of our capabilities to include GLP and non-GLP toxicology services in the United States, including general toxicology. Our St. Paul facility has 40,000 square feet dedicated to in vivo toxicology services for the medical device industry. The staffs include the specialists necessary for a GLP facility, including board-certified toxicologists, pathologists, veterinarians, histologists and study directors. The facility is FDA-registered, ISO 17025 certified, accredited by AAALAC and the American Association for Laboratory Animal Science and licensed by the U.S. Department of Agriculture, or USDA, and the U.S. Drug Enforcement Administration.

Biologics

We offer a comprehensive array of development, testing, and manufacturing services for biologic products.

Biologics Development Services. Our biologics development services cover cell line engineering and construction, assay development, and technology transfer.

We offer comprehensive cell line development capabilities that start when clients provide the cDNA and transfection vector for subsequent molecular cloning. After transfection into a client-specified protein expression cell line, we determine the appropriate number of clones to analyze in order to find high-expressing product clones. Identification and selection of high-producing stable clones can be subjected to additional rounds of subcloning or further analysis such as short or long stability studies and product analysis/characterization. The top selected clones can be transitioned to our cell culture process development team for media and cell culture optimization studies as well as GMP cell banking and cell line characterization activities.

We have developed over 3,000 assays for various types of analytical or biosafety purposes. Custom assays can be transferred from clients and optimized and validated or we can develop new assays by utilizing the technical expertise of our analytical, cell biology, virology, molecular biology, and microbiology laboratory staff. Assays are developed and validated for in-process analysis and for bulk and final product lot release (biosafety, purity, potency, identity, and concentration). Using forced degradation experimental designs, stability-indicating methods can be identified for use in stability studies.

Our operation facilitates the efficient transfer of sponsor methods, assays and processes. The transfer of information and initial methods verification provides both us and the sponsor with a defined baseline upon which to measure effects of operating procedures, raw materials, manufacturing scale-up, process optimization, protein characterization and product release criteria.

Biologics Testing Services. We provide biologics testing services that include product characterization, cell line characterization, lot release testing, inactivation/clearance validation studies, and stability studies.

Product characterization. Product or reference standard analytical characterization is provided under R&D, GLP or GMP guidelines. A wide range of analytical and compendial methodologies are available. Client-specific assays for product identification, purity and potency could be transferred, developed and further optimized and validated as part of the product characterization program.

Cell line characterization. We provide clients with the appropriate testing methodology to meet specific cell line testing needs. These services are available for complete biosafety, identification and characterization assessment of cell banks and cells at the limit of in vitro cell age under FDA and ICH guidelines. The comprehensive battery of test methodologies, including genetic stability analysis required for most species (hamster, murine, human, insect, avian and simian) can be conducted following GLP and, if appropriate, GMP protocols. These services can be provided for various biological products that use mammalian cell culture production systems at every phase of clinical development.

Lot release testing. We offer safety testing programs designed to expedite commercial product lot release. Thousands of commercial product lots have been released with our virus and mycoplasma detection assays. Comprehensive release programs that include safety, potency and analytical assays have been achieved for worldwide regulatory acceptance for hundreds of products.

Inactivation/clearance validation studies. We offer custom studies to validate removal, inactivation, or cleaning processes for viruses, bacteria, and mycoplasma agents, with studies performed to R&D, GLP or GMP standards, as needed. Our scientific and quality teams have comprehensive expertise in virology, microbiology, infectivity and quantitative PCR assays, process development, and international regulatory considerations for early- and late-stage products with capabilities that meet client needs for Phase 1-3 clinical testing and for BLA and 510K submissions.

Stability studies. We can design and implement comprehensive stability testing and storage programs for any type of biopharmaceutical (proteins/peptides, virus, nucleic acid).

Biologics Manufacturing Services. Our biologic manufacturing services include cell banking and cGMP manufacture of cellular therapeutics. We maintain five individually monitored suites for GMP manufacture of cell banks grown to client specifications, under exacting standards and QA oversight, in a highly monitored, secure and controlled environment. As a GMP/GTP/GLP contract manufacturing and testing company, we offer a single-source, fully integrated approach for cellular therapeutics.

Medical Devices

We offer testing and development services to ensure that a medical device is manufactured, packaged and sterilized in accordance with GMP guidelines. Our in vivo and in vitro toxicology testing includes biocompatibility/safety testing; orthopedic, cardiovascular and custom implant studies; histology and pathology services; analytical chemistry and chemical/physical testing; raw material verification; lot release testing; sterilization validation; microbial identifications; process change validation; inactivation/clearance validation; package integrity testing; cleaning/sterilization validation for reusable devices; and controlled environment monitoring.

Combination Products

We offer specialized programs in support of product development, regulatory submission and marketing claims for combination products, including devices, tissue products, biologics and pharmaceuticals. We offer testing services of combination products in antimicrobial efficacy, biocompatibility/safety, microbiology, orthobiology and toxicology. Our manufacturing services include cGMP processing services for combination, device and tissue products that require processing in a controlled environment.

Manufacturing Services Segment

We began offering manufacturing process development services to meet the growing customer demand to scale up production of advanced intermediates and APIs for drug candidates to be tested in late-stage clinical trials. As a logical extension of this process development service, we then developed our own clinical-trial manufacturing services, which allow us to be the commercial manufacturer of these clinical-trial product candidates or key ingredients if and when the candidates complete clinical trials and receive regulatory approval. As with our laboratory services, our manufacturing services are intended to reduce our customers’ product development time and cost.

We have a cGMP-quality manufacturing facility in the Jinshan Chemical Industry Development Zone of Shanghai, which covers both research manufacturing and commercial-scale manufacturing. The research-manufacturing plant, which was established in 2004, complies with SFDA standards and is certified to both ISO 9001:2000 and ISO 14001:2004 standards. It has approximately 157,000 square feet and has 38 reactors with volumes ranging from 50 to 3,000 liters each, for total volume of 50,950 liters. In January 2007, we began building a large-scale and commercial-scale manufacturing facility. This 222,000 square-foot facility has 28 reactors ranging in volume from 3,000 to 20,000 liters each, or 223,500 liters of total reactor volume. The new facility offers advanced process automation for control of temperature, agitation and other parameters and has high-pressure, high-temperature, cryogenic, and hydrogenation capabilities. The facility was opened in early 2010 and began producing advanced intermediates in the second half of 2010.

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

A new customer typically first assigns us a small-scale project to test our capabilities. After we successfully complete the assignment, the customer often increases the size and duration of the next contract and hires us for more types of assignments. We aim to increase our customer base by targeting pharmaceutical, biotechnology and medical device companies who recognize the cost-effectiveness of outsourcing to us or who lack in-house discovery and development capabilities and view outsourcing as an attractive option to achieve their objectives.

We have field forces strategically located in key geographic locations, including the United States and Europe. A sales support group based in St. Paul, Minnesota, assists these sales forces. Our field sales representatives generate sales leads and work closely with technical experts to prepare quotes and to secure customer orders.

Customers

In 2010, our China-based operations provided services to 260 pharmaceutical and biotechnology customers, and our U.S.-based operations serviced about approximately 800 medical device, biotechnology, and pharmaceutical companies. A large majority of our total net revenues over the past several years was generated from sales to customers headquartered in the United States. We have received numerous awards from our customers, including awards in 2010 from Eli Lilly & Co., Merck & Co., Inc., or Merck, AstraZeneca plc, Novartis AG, and Vertex Pharmaceuticals Incorporated. Most of our customers return to us for more projects, particularly integrated programs, and each of our top ten customers over the last four years continues to be our customer today. As a result, our customer base has been stable, with growing average revenue per customer.

The table below sets forth information regarding our historical customer base:

	For the year ended December 31,
	2008	2009	2010

Top ten customer concentration (recognized as a percentage of total revenues)	54%	53%	60%
Retention of top ten customers (repeat percentage)	100%	100%	100%
Average revenues per top ten customer (millions of U.S. dollars)	$13.8	$14.4	$19.9

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

In 2010, revenue from Merck, our largest customer, accounted for 18.4% of our net revenues. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects. The prospect of merger activity in the pharmaceutical industry would increase this risk.”

Project Management and Customer Support

We believe that we have an established reputation among our customers for high productivity, rapid turnaround times and comprehensive customer support. We generally assume full project-management responsibility in each of our service offerings. We strictly adhere to our internal quality and project management processes. We believe our processes, methodologies and knowledge management systems and tools reduce the overall cost to the customer and enhance the quality and speed of delivery. We have developed a project-management methodology to ensure timely, consistent and accurate delivery of quality services. To facilitate project management, we developed an online system allowing a customer’s project manager to monitor and report on the progress of its projects through a secure encrypted website. Additionally, our project team interacts with the customer’s project-management team through daily emails, bi-weekly reports and regular conference calls. Our project management involves strict adherence to our strategic imperative to protect our customers’ confidentiality and IP. See “—Intellectual Property” below.

We conduct frequent customer satisfaction surveys with several of our significant customers, measuring key performance indicators to improve our planning, execution, evaluation and support. Internally, we focus on operational improvement and innovation to achieve lower direct costs, better use of assets, faster development time, increased accuracy, greater customization or precision of data, more added value and simplified processes. Our customer support department focuses on sales support and relationship management with our customers and is dedicated to improving responsiveness to our customers’ needs and inquiries. Less-than-satisfactory marks and comments are scrutinized for root causes to continuously improve operations and services.

Seasonality

Occasionally, our first-quarter revenues for our China-based services business are sometimes lower than the preceding fourth-quarter revenues, as certain customers are in the process of planning out new projects in the first quarter following the approval of their budgets. Otherwise, our revenues generally are not subject to significant seasonal fluctuations because our customers’ needs are relatively continuous.

Intellectual Property (IP)

Protection of IP associated with R&D is critical to all of our pharmaceutical, biotechnology and medical device customers. Our customers generally retain ownership of all associated IP, including both IP they provide to us and that arising from the services we provide. Our success depends in substantial part on our ability to protect the proprietary rights of our customers, and we have made this a priority since our inception. This is particularly important for us because a substantial part of our operation is based in China, and China and Chinese companies have not traditionally enforced IP protection to the same extent that the United States and U.S. companies have.

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

We have also created an IP-protection process in China whereby we periodically scan signed and dated notebooks of every scientist onto diskettes and then engage the notary public office to notarize the records. Notebooks are critical to the drug and medical device R&D process, as scientists’ notes are often used as original data in support of patent applications and disputes. Our process preserves the documentation necessary to establish IP ownership should any disputes arise in the future. This process not only significantly enhances the protection of key original information, but also increases customers’ confidence and trust in our company. Furthermore, each customer project has dedicated laboratory space equipped with key-card access control systems. Furthermore, we strictly forbid our scientists from displaying chemical structures in any form in communal analytical laboratories. Most laboratory computers are not connected to the Internet and have restricted data-transfer capabilities.

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

The pharmaceutical and biotechnology R&D outsourcing market remains highly fragmented. We compete with industry players in particular service areas—for example with Charles River, which has partnered with Shanghai BioExplorer Co., Ltd., in the preclinical services area, with Covance in the preclinical services area, and with ShangPharma and BioDuro, a PPD company, in discovery chemistry and other laboratory services. We now also compete with companies in the biologics area, including BioReliance, and in medical device testing area, such as NAMSA and Toxicon. We believe that we do not compete with any single company across the breadth of our service offerings.

We believe we compete primarily on the basis of the relative quality of our technical performance, the quality of our customer service, responsiveness, efficiency, compliance with GLP and GMP quality standards, turnaround time, resources, strategic emphasis in protecting customer IP, and price. Our retention of our top ten customers for the last four years has led to a steady and increasing revenue stream. However, many of our current or future competitors may have longer operating histories, better name recognition, greater levels of consumer trust, stronger management capabilities, better supplier relationships, larger technical staff and sales force and greater financial, technical or marketing resources than we have.

We believe that the successful recruitment and retention of scientists with Ph.D.s and master’s degrees are key elements in achieving our strategic goals. We believe that as competitive pressures in the pharmaceutical and medical device R&D industry increase, the recruitment and retention of scientists will become increasingly competitive. To meet this challenge, we actively recruit scientists at colleges and universities and through other means. We believe the sophisticated pharmaceutical and medical device R&D services performed in the course of our business and our reputation as the leading CRO headquartered in China help us in attracting and retaining qualified scientists. We offer what we believe are competitive salaries and benefits as a means to recruit and retain highly skilled scientists.

Insurance

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture, and inventory; employer’s liability insurance generally covering death or work injury of employees; product liability and professional errors and omissions insurance covering product liability claims arising from the use or operation of our small-molecule compounds and claims arising from negligence in connection with our services to customers; public liability insurance covering certain incidents involving third parties that occur on the premises of the company and directors and officers liability insurance. While we believe that our insurance coverage is comparable to that held by similarly situated companies with property in China and the United States, it may be insufficient to cover all claims for product liability or damage to our fixed assets. We do not maintain life insurance for any members of our senior management or other key personnel.

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

Chinese Government Regulations

We operate in a legal environment with little formalized regulation over several of our activities. The following laws, regulations and regulatory authorities are relevant to our business.

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

We are currently not involved in the business of providing drug-development services in the Chinese market that are subject to the SFDA approval process, or of manufacturing or marketing any drug to be sold in China. Our customers, who are principally located in the United States, are developing drugs for the United States and other major international markets. The primary regulatory authority that impacts our business is the FDA. Although we voluntarily comply with certain SFDA standards, except in the following instance we are not currently, and are not likely to become, subject to SFDA regulation:

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

Although we believe that our costs of complying with current and future environmental laws and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our business, results of operations or financial conditions, they may do so. We do not expect to incur material costs to comply with relevant environmental laws and regulations. Because the requirements imposed by these laws and regulations may change, however, we may be unable to accurately predict the cost of complying with these laws and regulations. In addition, although we believe that we currently comply with the standards prescribed by these laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In that event, we could be liable for any resulting damages, which could exceed our resources and adversely impact our results of operations.

PRC Patent Law

The PRC Patent Law was first promulgated in 1984 and has since been amended three times, in 1992, 2000 and 2008. The third amendment to the PRC Patent Law became effective on October 1, 2009. One notable change in the latest amendment is the requirement of confidential examination for inventions completed in China. Under the pre-existing PRC Patent Law, for inventions completed in China, Chinese companies and individuals must make China patent filings first before they can make foreign filings (the so-called “first-file-in-China” rule). The amended Article 20 of the Amended Patent Law now provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the State Intellectual Property Office, or SIPO, for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention. This added requirement of confidential examination by the SIPO draws concerns from foreign companies with R&D activities in China or outsourcing R&D activities to service providers in China.

Trade Secrets

According to the Anti-Unfair Competition Law of the PRC, the term “trade secrets” refers to technical information and business information that is unknown to the public, that has utility and may create business interest or profit for its legal owners or holders and that is maintained as secret by its legal owners or holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (a) to obtain the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (b) to disclose, use or permit others to use the trade secrets obtained illegally under item (a) above; or (c) to disclose, use or permit others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses such trade secrets of others, it may be deemed to have committed a misappropriation of others’ trade secrets. The parties being misappropriated may petition for administrative corrections, and competent regulatory authorities may stop any illegal activities and may fine infringing parties in the amount of RMB 10,000-200,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a competent PRC court for damages caused by the misappropriation.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign-exchange registration procedures with the relevant local SAFE branch;

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

Moreover, Notice 75 applies retroactively. As a result, PRC residents who had established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past were required to complete the relevant overseas investment foreign-exchange registration procedures by March 31, 2007. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign-exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign-exchange administration regulations.

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

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other six operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

Regulations on Employee Stock Incentive Plan

According to the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China, or PBOC, on December 25, 2006, and its Implementation Rules issued by SAFE on January 5, 2007, both of which took effect on February 1, 2007, collectively known as the Forex Measures, employee stock-ownership plans or stock-option plans of overseas-listed companies in which PRC individuals participate shall be approved by SAFE or its authorized branch before foreign-exchange matters involving these plans can be settled.

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, purports to require an SPV formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Rule to overseas listings of offshore SPVs.

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

WXAT is governed by both the PRC Company Law and the WFOE Law and its implementation rules, and the other six operating subsidiaries are governed by both the PRC Company Law and the EJV Law and its implementation rules. The Amended PRC Company Law eliminates a restriction that limits the amount of equity investments that a company could make to a maximum of 50% of such company’s net assets. With the removal of such a restriction, our operating subsidiaries in China may have more flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited-liability companies. As a result, subject to industry limitations, WXAT may acquire 100% of the equity interest in a PRC limited-liability company and become the sole shareholder of such a limited-liability company. The amended PRC Company Law includes requirements about the establishment of a supervisory committee.

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

Regulations in the United States and Other Jurisdictions

The services that we perform are subject to various regulatory requirements in the United States and other countries designed to ensure the safety, effectiveness, quality and integrity of healthcare products, including pharmaceuticals, medical devices, biologics and human cell and tissue products, or HCT/Ps. In the United States, the regulations are primarily the Federal Food, Drug and Cosmetic Act and associated regulations regarding GLP, GMP and good tissue practice, or GTP, which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of pharmaceutical, medical device, biologic and HCT/P testing, manufacturing and record keeping, including personnel; facilities; equipment; control of materials, processes and laboratories; and the packaging, labeling, storage and distribution of products. Noncompliance with GLPs or GMPs by us in a project could result in disqualification of data that we collected or of the associated product. A material violation of GLP, GMP and GTP requirements could result in additional regulatory sanctions, imposition of fines and, in severe cases, a mandated closing of our facilities, which could have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

Our laboratories and facilities in the United States are subject to regulation under federal, state and local laws relating to the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials; the surface and air transportation of laboratory specimens and the safety and health of employees. Although we believe that we are currently in compliance in all material aspects with such federal, state and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

The United States Animal Welfare Act, or AWA, governs the care and use of certain species of animals used for research. The U.S. Congress has passed legislation that excludes the use in research of laboratory rats, mice and chickens from regulation under the AWA. As a result, some of our animal-model activities in the United States are not subject to regulation under the AWA. For regulated species, the AWA and attendant animal-care regulations require producers and users of regulated species to provide veterinary care and to utilize specific husbandry practices relating to cage size, shipping conditions, and sanitation and environmental enrichment to assure the welfare of these animals. Although we believe that we comply with licensing and registration standards set by the USDA for the care and use of regulated species, failure to comply could subject us to denial of the right to conduct business, fines, penalties and other enforcement actions.

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through seven operating subsidiaries in China and one operating subsidiary in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our seven operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004, under the name WuXi PharmaTech (BVI) Inc., with no significant assets or operations of its own. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding-company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for the approval of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives and this location’s wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

Substantially all of our business conducted in the PRC is through WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd., in Wuxi, China. We have six other operating subsidiaries in China in which we hold a combined 100% equity interest, directly and indirectly. In 2002 and 2003, WXAT established two domestic subsidiaries, WASH and STA. WXAT held a 90% equity interest in both WASH (with the remaining 10% equity interest held by Wuxi Century Biology Company) and STA (with the remaining 10% equity interest held by WASH). Through a series of restructurings in 2006, WXAT BVI then acquired a 30% equity interest in both WASH (with the remaining 70% equity interest held by WXAT) and STA (with the remaining 70% equity interest held by WASH), respectively. As a result, WASH and STA were converted from purely domestic companies to equity joint ventures. Following a capital increase in 2008, WXAT BVI’s holdings increased to 48.32% of the equity interest of WASH and 45% of the equity interest of STA, and WXAT’s holdings decreased to 51.68% of the equity interest of WASH and 55% of the equity interest of STA. WXAT BVI wholly owns, directly or indirectly, two additional subsidiaries: (a) WATJ, located in Tianjin, which was established in June 2006 under the name Tianjin PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 45% and 55% equity interests, respectively, and (b) WASZ, located in Suzhou, which was established in October 2006 under the name Suzhou PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 45.71% and 54.29% equity interests, respectively. We previously had an additional subsidiary in China, Shanghai PharmaTech Chemical Technology Co., Ltd., or SHCT, located in Shanghai. However, SHCT was dissolved in November 2007 due to inactivity.

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

In December 2007, in connection with our acquisition of AppTec, we incorporated two U.S. subsidiaries: (a) Holdco, a Delaware corporation wholly owned by us, and (b) PAC, a Delaware corporation wholly owned by Holdco. In January 2008, we completed the acquisition of AppTec, whereby PAC merged with and into ALS, a Delaware corporation, with ALS continuing as the surviving corporation. Following the acquisition, we changed the name of ALS to WuXi AppTec, Inc., the name of Holdco to WuXi AppTec Holding Company, Inc., the name of WXAT BVI, which was originally WuXi PharmaTech (BVI) Inc., to WuXi AppTec (BVI) Inc., and the name of WXAT, which was originally WuXi PharmaTech Co., Ltd., to WuXi AppTec Co., Ltd.

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

In 2009, WXAT increased the registered capital in WASZ. Following a capital increase in 2009, WXAT’s holdings increased to 50.77% of the equity interest of WASZ, and WXAT BVI’s holdings decreased to 49.23% of the equity interest of WASZ.

In 2010, WXAT and WXAT BVI established two equity joint ventures, WABIO and WuXi AppTec (Wuhan) Co., Ltd., or WAWH. WXAT held a 70% equity interest in WABIO (with the remaining 30% equity interest held by WXAT BVI) and held a 60% equity interest in WXWH (with the remaining 40% equity interest held by WXAT BVI). Both companies are in start-up phase.

In 2010, WXAT increased the registered capital in WASZ. Following the capital increase, WXAT’s holdings increased to 54.29% of the equity interest of WASZ, and WXAT BVI’s holdings decreased to 45.71% of the equity interest of WASZ.

In 2010, WASH established Shanghai AppTec (HK) Limited in Hong Kong for purpose of business development, R&D and foreign investments.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries as of the date of this annual report on Form 20-F:

D. Property, Plant and Equipment

We currently conduct most of our laboratory and manufacturing activities at these sites, which are operational or under construction:

•

A 1,292,000 square-foot R&D center at the Waigaoqiao Free Trade Zone in Shanghai, primarily for laboratory services. We own approximately 400,000 square feet of facilities at Waigaoqiao, part of which was financed with a RMB 30 million three-year mortgage loan that was repaid in full in April 2009. We lease the remaining facilities in Waigaoqiao under several leases with varying terms, the most recent of which include 146,000 square-foot and 140,000 square-foot facilities leased in December 2010 and January 2011, respectively. We expect to use these new facilities for laboratory services in the second quarter of 2011. Our 1,292,000 square-foot R&D center includes a 32,000 square-foot cGMP pilot laboratory facility focused on formulation development and pharmaceutical manufacturing for Phase 1 and Phase 2 clinical trials.

•

A 576,000 square-foot R&D facility in Tianjin, mainly focused on our discovery chemistry services. This facility consists of (1) a 320,000 square-foot facility at Tianjin Economic-Technological Development Area that we own and that we began constructing in December 2010; (2) a leased, 136,000 square-foot facility, the lease for which expires in 2017; and (3) a leased 120,000 square-foot facility, the lease for which expires in 2012. We plan to replace the two leased facilities with the new owned facility.

•

A 379,000 square-foot manufacturing plant, which we own, in the Jinshan Chemical Industry Development Zone of Shanghai, mainly focused on producing advanced intermediates and APIs. The plant includes (1) a 157,000 square-foot development-stage small-scale manufacturing facility and (2) a 222,000 square-foot large-scale manufacturing facility. We are currently constructing an additional 86,000 square-foot small-scale manufacturing facility, which we expect to open in 2012.

•	A leased, 13,000 square-foot preclinical drug safety evaluation facility in Suzhou, the lease for which expires in 2011. We continue to use this facility for non-GLP toxicology services.

•

A 314,000 square-foot GLP safety evaluation center in Suzhou. This facility, which we own, focuses primarily on non-clinical toxicology research. Opened in 2009, this facility provides non-GLP toxicology services and GLP validation studies.

•

A leased, 99,100 square-foot manufacturing plant in Wuxi, mainly focused on bioprocess development. The construction began in December 2010 and is expected to be completed by the first quarter of 2012. The lease for this plant will expire in 2022.

•

A leased, 106,000 square-foot R&D facility in Wuhan. We expect to complete the construction of this facility by the end of 2011 and to use it for laboratory services. The lease for this plant will expire in 2021.

•

A leased, 83,000 square-foot FDA-registered and AAALAC-accredited R&D and manufacturing center in St. Paul, Minnesota, mainly focused on in vitro and in vivo biocompatibility, toxicology and process development services and cGMP manufacturing for tissue-based products for medical device companies. The lease for this facility expires in 2019.

•

A leased, 76,000 square-foot FDA-registered R&D and testing center in Philadelphia, Pennsylvania, mainly focused on cell biology, cell therapy, cell banking, molecular biology, virology, analytical services and viral-clearance studies. Approximately 19,000 square feet had been used in the biologics manufacturing operation, which was discontinued in December 2008. The space is available for future growth. The lease for this facility expires in 2020.

•

A leased, 50,000 square-foot FDA-registered testing center in Atlanta, Georgia, mainly focused on microbiology, medical device chemistry, sterilization validation and package testing. The lease covering 35,000 square feet of this facility expires in 2013, while the lease covering the remaining 15,000 square feet expires in 2014.

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

In 2010, the majority of our laboratory services revenues came from discovery chemistry operations and we continued to achieve strong revenue growth in discovery chemistry. Newer services that occur later in the drug development process than discovery chemistry, such as service biology, DMPK/ADME, bioanalytical services, process R&D, formulation and analytical-development services, while representing a minority of laboratory services revenues, also achieved strong revenue growth. We expanded our capabilities and developed a broader and more integrated range of services throughout the drug R&D process. Customers for our more established chemistry services were offered with our newer, downstream services. We saw increasing demand from both existing and new customers for integrated services. Relationships with our customers continued to evolve from single transactions to preferred-provider relationships, partnerships and strategic alliances.

Our current customers include most of the world’s largest pharmaceutical companies as measured by revenue, as well as other large and small pharmaceutical, biotechnology and medical device companies. In 2010, we provided services to more than 1,000 pharmaceutical, biotechnology and medical device customers, many of whom have presented us with performance awards and continue to contract with us to do R&D projects with broader scope. Each of our top ten customers over the last five years continues to be a customer. The AppTec acquisition expanded our customer base with more than 700 biotechnology and medical device companies.

The pharmaceutical industry is undergoing transformational change and is adopting a more collaborative and networked model. Outsourcing of R&D is one of the key elements of this industry transformation. We believe that growth in offshore outsourcing and in China’s domestic pharmaceutical market will drive more and more R&D to China. To be prepared for this industry transformation, we will continue our focus on expanding our service offerings to drive business growth, particularly in laboratory services, including toxicology and manufacturing services.

Our capital expenditures totaled $64.0 million in 2008 and were mainly incurred to construct a large-scale GMP manufacturing facility in Jinshan and a toxicology facility in Suzhou. This large-scale GMP manufacturing facility contributed to our manufacturing revenue growth in 2010. We expect the toxicology facility to generate meaningful revenue in 2011. Our capital expenditures were $55.3 million and $49.4 million in 2009 and 2010, respectively, and were mainly incurred to update and expand our laboratory service facilities and equipment. We expect to make $50 to $60 million of capital expenditures in 2011, mainly to upgrade and expand our laboratory services facilities and equipment and to build and equip new chemistry facilities in Wuhan and a new pilot-scale biologics manufacturing facility in WuXi. We plan to continue increasing our headcount to meet expected growth in demand.

Our net revenues increased from $270.0 million in 2009 to $334.1 million in 2010, or 23.9% growth. Our revenue growth is attributable primarily to new capabilities, a larger customer base, more revenue per customer and an increasing number of long-term, integrated customer-service contracts. This revenue growth was broad-based, with 18% growth in both China-based and U.S.-based laboratory services and 95% growth in manufacturing services.

Our gross profit increased from $96.4 million in 2008 to $108.3 million in 2009, or 12.3% growth, and to $127.6 million in 2010, or 17.7% growth. Our gross margins were 38.0% in 2008, 40.1% in 2009 and 38.2% in 2010. The 2009 gross margin improvement was mainly attributable to business mix due to high revenue growth in laboratory services, which has higher gross margins, and improved profitability of newer laboratory services. The 2010 gross margin decline was also attributable to business mix, as our highest rate of revenue growth occurred in our relatively lower-margin manufacturing services business. In 2010, gross margin in manufacturing services, which was lower than that in laboratory services, improved year over year to 20.0% from 18.1% due to strong revenue growth and improved capacity utilization in our large-scale manufacturing facility. Gross margin in laboratory services in 2010 decreased year over year to 40.6% from 41.9% due to the higher depreciation expenses from our investments in new capabilities and capacity expansion and the negative impact from appreciation of the Renminbi relative to the U.S. dollar. We expect our gross margin to decline slightly by about 1% in 2011 due to possible appreciation of the Renminbi relative to the U.S. dollar and labor cost inflation, partially offset by gross margin improvements in our manufacturing services and toxicology businesses.

We expect our core chemistry operations, other laboratory services such as DMPK/ADME, bioanalytical services, formulation and analytical development services, and our newer large-scale manufacturing and toxicology services to contribute significantly to our growth in revenue, gross profit and net income in the coming years. We expect revenue growth in chemistry, other laboratory services, and large-scale manufacturing in 2011. We expect revenue growth from laboratory services to be broad-based. In large-scale manufacturing, we have begun to manufacture advanced intermediates for a product with very large revenue potential that is currently undergoing regulatory review in the United States. Large-scale manufacturing will operate downstream from, and attempt to attract customers from, our existing clinical-trial manufacturing business. We expect revenues in our toxicology business to grow gradually and to benefit from our growing capabilities and a cost advantage compared to competing operations in the United States and Europe. We expect our toxicology business to gain customers who are already receiving WuXi services upstream from toxicology. We have signed long-term contracts in toxicology with two large pharmaceutical companies, and we expect revenues with our customers to increase substantially after we have an established track record of performance.

Our net income increased from $52.9 million in 2009 to $90.8 million in 2010, or 70%, benefitting from strong revenue growth, restraint in operational expenses, and a $30.0 million fee received from Charles River for termination of the proposed business transaction, partially offset by slightly lower gross margins and from expenses relating to the proposed acquisition by Charles River.

Components of Revenue and Expenses

Net Revenues

Our net revenues represent our total revenues from operations, less sales taxes. We generated most of our net revenues over the last three years from U.S.-headquartered customers, with most of the remaining revenues coming from customers based in Europe and Japan. We generated very limited revenues from customers based in China. Most of our revenues came from pharmaceutical companies, with the remainder mainly coming from biotechnology and medical device companies. We expect the composition of this customer base to continue in 2011.

Laboratory Services Segment

Laboratory services are composed of discovery chemistry and newer small-molecule services downstream from discovery chemistry—discovery biology, DMPK/ADME, toxicology, process R&D, formulation, bioanalytical services—as well as from testing of large-molecule biologics and testing and development of medical devices. The large majority of laboratory services segment revenues in 2010 were derived from discovery chemistry. We achieved strong revenue growth in 2010 in both discovery chemistry and in the newer services downstream from discovery chemistry.

Manufacturing Services Segment

We derive our manufacturing services revenues from two sources: China-based manufacturing of advanced intermediates and APIs for use by our customers in clinical trials and China-based manufacturing of advanced intermediates for the commercial supply of a product currently undergoing regulatory review. Manufacturing services revenues increased significantly from 2009 to 2010 in both areas. We generate all of our manufacturing services revenues on a fee-for-service basis. Our manufacturing services revenues tend to be highly variable due to the relatively small size of this segment, the varying size of projects, the unpredictable delivery requirements of our customers and changing economic conditions. We expect manufacturing services revenues to increase by 50% to 60% in 2011, mainly due to increasing demand for our commercial-manufacturing services.

Cost of Revenues

Laboratory Services Segment

Cost of laboratory services segment revenues consists primarily of (a) labor costs, including salaries, bonuses, an allocation of share-based compensation charges, and other benefits, for employees who provide laboratory services; (b) raw material costs, including catalysts, reagents, solvents, animals, biological products and laboratory supplies; and (c) overhead, including fixed-asset depreciation, intangible-asset amortization, utilities, employee salaries, bonuses, an allocation of share-based compensation charges, and benefits and expenses associated with support functions, such as health, safety, environmental protection, quality assurance and logistics.

We expect headcount to increase approximately in proportion to our revenue growth as we expand to meet anticipated growth. In 2011, we expect revenue growth of 17-21% and headcount growth of 18-22%. We also expect that rising per-capita labor costs in China will increase our near-term labor costs as a percentage of laboratory services segment net revenues, partially offset by improved employee efficiency and operating efficiency. We expect raw-material costs to increase in absolute terms due to higher prices and possible Renminbi appreciation. However, we expect near-term raw-material costs as a percentage of laboratory services segment net revenues to remain relatively stable due to steps we are taking to control raw-materials costs, such as improving raw-material usage efficiencies and taking advantage of economies of scale. We expect near-term overhead costs to increase substantially in absolute terms as we expand our facilities, purchase new equipment and increase the size of our supporting staff to satisfy future business needs. However, we expect the near term overhead costs as a percentage of laboratory services net revenues to be stable with the leverage of improved facility utilization and economies of scale to partially offset overhead expense increases.

In 2009, we opened the first stage of Suzhou toxicology facility, at which we incurred significant expenses with little revenues in 2010. The facility has a total capacity of 108 rooms, of which we have built out 62 rooms in the initial stage. We expect meaningful toxicology revenues and reduced operating losses from this facility in 2011. Labor, material and overhead expenses will grow over time at this facility as we open larger sections based on demand.

Manufacturing Services Segment

Cost of manufacturing services revenues consists primarily of (a) labor costs, including salaries, bonuses and other benefits for employees who provide manufacturing services; (b) the cost of raw materials used in manufacturing; and (c) overhead, consisting primarily of facility depreciation and the costs of our quality control, quality assurance and R&D departments. We expect the cost of manufacturing services revenues to increase as demand for clinical-trial and commercial-manufacturing services grows. We opened the large-scale manufacturing facilities in stages beginning in the first half of 2010 and recorded depreciation in accordance with the staged opening. We expect a significant increase in manufacturing revenue and profitability in 2011 driven by strong demand for commercial manufacturing. With more commercial-manufacturing orders coming in, we expect to hire more people and to have higher raw-material and utility costs. Cost of manufacturing services revenues also includes an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform. See “—Critical Accounting Policies—Share-Based Compensation Expense.”

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Periodic changes in our gross profit and gross margin are primarily driven by our service mix, pricing, costs, and exchange-rate fluctuations. Gross profit and gross margin increased in 2009 due to the decreased depreciation and amortization expenses related to the impairment charges recognized on acquired intangible assets at the end of 2008, as well as cost-control efforts, growth in higher-margin businesses, increased capacity utilization at our facilities and continued improvement in operational efficiencies. These positive effects were adversely impacted by investments in new staff for the laboratory services, toxicology and large-scale manufacturing businesses. In 2010, gross profit increased 18% as compared to 2009, primarily attributable to revenue growth in laboratory services and both revenue growth and margin improvement in manufacturing services. Gross margin in 2010 decreased slightly, mainly due to higher revenue growth of our lower-margin manufacturing services business and decreased margins in our laboratory services business. The gross margins of laboratory services and manufacturing services were both adversely affected by labor cost inflation, overhead and depreciation expenses associated with the new facilities, and $3.1 million of employee bonuses paid after the termination of the business combination transaction with Charles River. The gross margin of manufacturing services increased due to the significant increase in revenues and improved capacity utilization in large-scale manufacturing.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and impairment charges.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, bonuses, commissions and other benefits of our sales and business-development personnel and promotional activities and tradeshow expenses. We expect that selling and marketing expenses will grow from our efforts to increase market penetration and will drive revenue growth in the years to come.

General and Administrative Expenses

General and administrative expenses consist primarily of (a) salaries, bonuses and other benefits for senior management and all employees in our administrative departments, including finance, human resources, the executive office, site administration, legal, information technology and public/investor relations and (b) external legal, consulting and auditing fees. In certain periods, general and administrative expenses are partially offset by government cash subsidies for our general use that are awarded at the discretion of local Chinese authorities. General and administrative expenses also include an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform. See “—Critical Accounting Policies—Share-Based Compensation Expense.”

In recent years, general and administrative expense increased as we hired additional senior executives to manage an expanding business. Also, since our initial public offering, we have incurred costs related to compliance with U.S. securities law reporting, including compliance with Section 404 of the Sarbanes-Oxley Act. However, general and administrative expenses as a percentage of revenues have decreased due to cost control and economies of scale.

We expect the ratio of operating expenses to revenues to remain relatively flat during 2011 due to the need to invest in our selling and marketing organization to drive revenue growth.

Impairment Charges

We test the carrying amounts of goodwill, acquired intangible assets and other long-lived assets in accordance with relevant guidance. See “—Critical Accounting Policies—Goodwill and Impairment of Long-lived Assets.” We recorded impairment charges of $60.5 million in 2008 related to goodwill and acquired intangibles of the continuing AppTec operations and zero in 2009 and 2010. Impairment charges of goodwill, fixed assets and acquired intangibles associated with discontinued AppTec operations were $49.6 million in 2008, $0.6 million in 2009 and zero in 2010.

Other Income, Net

Other income, net consists primarily of government subsidies, rental income derived from leasing excess office space, net foreign-exchange gains or losses and gains or losses recognized on foreign-exchange forward contracts. In 2010, we recorded $25.0 million of the termination fee related to the proposed business combination transaction with Charles River as other income (we recorded the remaining $5.0 million as expense reimbursement in general and administrative expenses).

Interest Expense

Interest expense consists of interest on bank borrowings.

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

United States

WXAT Holding and AppTec are registered in Delaware. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 5% to 10%. As of December 31, 2010, AppTec had gross federal and state net operating losses of $29.3 million and $39.1 million, respectively, which we expect to be available to offset future U.S. taxable income.

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

China promulgated the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to FIEs under its predecessor law. The New EIT Law, however, (a) reduces the statutory rate of EIT from 33% to 25%; (b) permits companies established before March 16, 2007, to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules; and (c) introduces new tax incentives, subject to various qualification criteria. Therefore, as enterprises established prior to the promulgation of the New EIT Law, WASH, STA, WATJ and WASZ are still entitled to their preferential tax treatment, which shall also be subject to the transitional phase-out rules. In addition, based on the new tax law, an enterprise that is entitled to preferential treatment in the form of enterprise income-tax reduction or a tax-holiday exemption, but that has not been profitable and, therefore, has not enjoyed such preferential treatment, was required to begin its tax-holiday exemption in the same year that the new tax law goes into effect, i.e., 2008. As such, certain subsidiaries began their tax-holiday exemption in 2008 even though they were not yet cumulatively profitable at that time.

The New EIT Law and its implementing rules permit certain HNTEs to enjoy a reduced 15% EIT rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the New EIT Law. Therefore, WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as HNTEs. However, WASH, STA and WATJ will not adopt the HNTE policy until the transitional periods of the New EIT Law expire. Currently the applicable transitional period tax rate in WASH, STA and WATJ are all less than 15%. WXAT started to benefit from the HNTE policy from 2008. It is uncertain whether WASH, STA and WATJ can choose to benefit from the preferential income tax rate of 15% as an HNTE once the transitional periods of the new EIT law expire. In addition, the continued qualification of an HNTE is subject to annual evaluation and a three-year review by the relevant government authority in China. WASH ended its last transitional year in 2010 and is expected to adopt the HNTE policy beginning in 2011. WATJ and STA will end their transitional periods in 2012. According to the three-year review schedule regulated by the relevant government authority, WXAT, WASH, WATJ and STA will apply the first three-year review of their HNTE qualification in 2011. It is uncertain whether all these four entities can pass the review. Our computation of deferred taxes is based on the enacted tax rate, which does not factor into the extension of the HNTE status. If either or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase up to 25%, which could have a material adverse effect on our results of operations.

In addition to the HNTE preferential tax policy, according to relevant PRC tax laws and regulations, a qualified Advanced Technology Service Enterprise, or ATSE, can also enjoy a reduced 15% EIT rate during the period from 2009 through 2013. It is unknown whether such policy will extend after 2013. Our PRC subsidiaries WASH was recognized as an ATSE in 2009 and WASZ was recognized as an ATSE in 2010. Therefore, they are eligible to enjoy a preferential tax rate of 15% for five years (i.e., 2009 to 2013) as long as they maintain their qualification as ATSEs. However, WASH and WASZ chose to continue using the transitional period tax rate until expiration in 2010 and 2012, respectively. If WASH still qualifies as an ATSE, it will be subject to EIT at 15% for 2011 to 2013. WASZ could enjoy a 15% rate as an ATSE in 2013 if qualification is still met. Since the company’s ability to continue to qualify for ATSE status is subject to the tax authority’s discretion, for the years following the company’s approved incentive period the statutory tax rate of 25% will be used to calculate deferred taxes until such approval is granted.

Because we are a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries described above. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for purposes of PRC EIT, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax arrangement. We expect that this 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries, but this treatment will depend on our status as a non-resident enterprise. For a detailed discussion of PRC tax issues related to resident enterprise status, see Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” We do not intend to declare dividends for the foreseeable future.

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

Our effective tax rate was 21.2%, 8.9% and 10.1% in 2008, 2009 and 2010, respectively. In 2011, we expect our effective tax rate to increase to 17-18%, primarily due to a significant increase in the statutory tax rate of certain of our Chinese subsidiaries.

Results of Operations

The following table presents a summary of our consolidated results of operations by amount and as a percentage of our total net revenues for the years ended December 31, 2008, 2009 and 2010. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Our historical operating results are not necessarily indicative of our future results.

	Year Ended December 31,
	2008		2009		2010
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(in millions of U.S. dollars)
Net revenues	$253.5	100.0%	$270.0	100%	$334.1	100%
Cost of revenues	(157.1)	(62.0)	(161.7)	(59.9)	(206.5)	(61.8)

Gross profit	96.4	38.0	108.3	40.1	127.6	38.2
Operating expenses:
Selling and marketing expenses	(7.4)	(2.9)	(7.5)	(2.7)	(9.1)	(2.7)
General and administrative expenses	(49.4)	(19.5)	(48.8)	(18.1)	(47.0)	(14.1)
Impairment charges	(60.5)	(23.9)	—	0.0	—	0.0

Total operating expenses	(117.3)	(46.3)	(56.3)	(20.8)	(56.1)	(16.8)

Other income, net	1.1	0.4	6.8	2.5	28.4	8.5
Interest expense	(1.4)	(0.5)	(1.0)	(0.4)	(0.4)	(0.1)
Interest income	2.3	0.9	1.1	0.4	1.5	0.4
Income tax (expense) benefit	4.0	1.6	(5.5)	(2.0)	(10.2)	(3.1)
Net income (loss)(1) from continuing operations	(14.9)	(5.9)	53.4	19.8	90.8	27.1
Loss from discontinued operations, net of tax	(49.3)	(19.4)	(0.5)	(0.2)	—	0.0

Net income (loss)	$(64.2)	(25.3)%	$52.9	19.6%	$90.8	27.1%

(1)

Includes total share-based compensation charges of $13.0 million in 2008, $10.2 million in 2009 and $10.1 million in 2010 and amortization of intangible assets acquired in the AppTec acquisition of $11.2 million in 2008, $3.1 million in 2009 and $2.9 million in 2010.

Comparison of 2009 and 2010 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2009 and 2010:

	Year Ended December 31,
	2009		2010
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$249.9	92.6%	$294.9	88.3%
Manufacturing services	20.1	7.4	39.2	11.7

Total net revenues	$270.0	100.0%	$334.1	100.0%

Our net revenues increased from $270.0 million in 2009 to $334.1 million in 2010, or 24%. This strong growth was primarily due to an increase in the number of customers and the scope of services we provided in our laboratory services segment and from higher demand for small-scale manufacturing and initial revenues from commercial manufacturing in 2010. Our average revenue per top ten customers increased from $14.4 million in 2009 to $19.9 million in 2010.

Laboratory Services Segment Net Revenues

Net revenues from our laboratory services segment increased from $249.9 million in 2009 to $294.9 million in 2010, or 17.9%. Laboratory services segment revenue growth in 2010 was attributable to continued growth in discovery-chemistry services and newer laboratory services, such as discovery biology, DMPK/ADME, formulation, and analytical development services, which reflected the stronger demand for our broad-based and integrated drug discovery and development services. This growth was geographically diverse.

Manufacturing Services Segment Net Revenues

Net revenues from our manufacturing services segment increased from $20.1 million in 2009 to $39.2 million in 2010, or 95.0%. The increase in manufacturing services revenues in 2010 was mainly due to an increase in demand for our small-scale manufacturing services and initial revenues from commercial manufacturing.

Cost of Revenues

The following table presents cost of revenues by segment for 2009 and 2010:

	Year Ended December 31,
	2009		2010
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$145.2	89.8%	$175.1	84.8%
Manufacturing services	16.5	10.2	31.4	15.2

Total cost of revenues	$161.7	100.0%	$206.5	100.0%

Our total cost of revenues increased by 27.7%, from $161.7 million in 2009 to $206.5 million in 2010.

Laboratory Services Segment Cost of Revenues

Cost of revenues for the laboratory services segment increased by 20.6%, from $145.2 million in 2009 to $175.1 million in 2010, in line with the strong revenue growth in both discovery chemistry and newer businesses, such as discovery biology, DMPK/ADME, formulation, and analytical development services. Cost of revenues as a percentage of net revenues was 58.1% in 2009 and 59.4% in 2010. Cost of revenues increased as a percentage of net revenues in 2010 compared to 2009 primarily due to increases in labor costs, overhead/depreciation expenses of new pharmacology/DMPK/chemistry laboratories in Shanghai and the toxicology facility in Suzhou and the negative impact from the appreciation of the Renminbi relative to the U.S. dollar. In addition, cost of revenues for the laboratory services segment increased by $2.9 million, or 1% as a percentage of net revenue, as a result of the employee bonuses paid after the termination of the proposed business combination transaction with Charles River.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the manufacturing services segment increased by 90.3%, from $16.5 million in 2009 to $31.4 million in 2010, primarily due to net revenue growth in 2010. Cost of revenues as a percentage of net revenues was 81.9% in 2009 and 80.0% in 2010, respectively. The decrease in cost of revenues as a percentage of net revenues in 2010 compared to 2009 was due to project mix, higher volume in the small-scale manufacturing business and improved capacity utilization in our large-scale manufacturing business. These factors more than offset the negative impact of higher depreciation expenses.

Gross Profit and Gross Margin

Our gross profit increased by 17.8% from $108.3 million in 2009 to $127.6 million in 2010, due to revenue growth in laboratory services and both revenue growth and margin improvement in manufacturing services. Overall gross margin decreased from 40.1% in 2009 to 38.2% in 2010, due to higher revenue growth of our lower-margin manufacturing services business and lower margins in our laboratory services business. Gross margin for our laboratory services segment decreased from 41.9% in 2009 to 40.6% in 2010 as a result of the increases in labor costs and overhead/depreciation expenses of the new pharmacology/DMPK/chemistry laboratories in Shanghai and the toxicology facility in Suzhou. Gross margin for our manufacturing services segment increased from 18.1% in 2009 to 20.0% in 2010, primarily caused by a significant increase in revenues and improved capacity utilization in large-scale manufacturing, which more than offset the negative impact of higher depreciation expenses. In addition, total gross profit was reduced by $3.1 million, and gross margin was reduced by 0.9 percentage points, due to transaction-related bonuses paid to scientist employees after the termination of the proposed business combination transaction with Charles River.

Operating Expenses

Total operating expenses decreased by 0.4% from $56.3 million in 2009 and to $56.1 million in 2010. Operating margin increased from 19.3% in 2009 to 21.4% in 2010. The slight decrease in operating expenses in 2010 as compared to 2009 was primarily due to cost-control efforts, which combined with significant revenue growth produced the reduction in operating margin.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $7.5 million in 2009 to $9.1 million in 2010. Selling and marketing expenses as a percentage of net revenues were 2.7% in both years.

General and Administrative Expenses

Our general and administrative expenses decreased by 3.7% from $48.8 million in 2009 to $47.0 million in 2010. The decrease was primarily due to the reduction of share-based compensation allocated to general and administrative expenses from $7.4 million in 2009 to $6.3 million in 2010. We incurred $4.9 million in deal costs related to the proposed business combination transaction with Charles River, which was offset by our recording of $5.0 million of the termination fee for the proposed business combination transaction with Charles River as expense reimbursement in general and administrative expenses (we recorded the remaining $25.0 million as other income). General and administrative expenses as a percentage of net revenues decreased from 18.1% in 2009 to 14.1% in 2010, as we achieved economies of scale.

Impairment Charges

We recorded no impairment charges in 2009 and 2010. See “—Critical Accounting Policies—Impairment of Long-Lived Assets and Goodwill.”

Other Income, Net

Other income, net, increased from $6.8 million in 2009 to $28.4 million in 2010, primarily due to the $25 million termination fee related to the proposed business combination transaction with Charles River being recorded as other income (we recorded the remaining $5.0 million as expense reimbursement in general and administrative expenses).

Interest Expense

Interest expense decreased from $1.0 million in 2009 to $0.4 million in 2010, mainly due to lower levels of borrowing.

Interest Income

Interest income increased from $1.1 million in 2009 to $1.5 million in 2010, mainly due to increased bank deposit balances.

Income Tax (Expense) Benefit

Income tax expense increased from $5.5 million in 2009 to $10.2 million in 2010. The increase was due to the higher 2010 pretax income, driven by strong sales growth, and higher tax rates. Our effective tax rate increased from 8.9% in 2009 to 10.1% in 2010. The significantly increased effective tax rate in 2010 resulted from higher pretax income from U.S.-based laboratory services and the progressively higher statutory tax rates in China.

Income (Loss) from Continuing Operations

Income from continuing operations was $53.4 million in 2009 and $90.8 million in 2010. These numbers included total share-based compensation charges of $10.2 million in 2009 and $10.1 million in 2010.

Loss from Discontinued Operations

On December 2, 2008, we announced the discontinuation of our biologics manufacturing operation. As a result, we reflect biologics manufacturing as a discontinued operation in our financial statements for all periods presented.

In 2009, we recorded a net loss from discontinued operations of $0.6 million, which represented further impairment charges on the assets held for sale and a tax benefit of $0.4 million. We recorded no results from discontinued operations in 2010.

Net Income (Loss)

As a result of the foregoing, we realized net income of $52.9 million in 2009 and $90.8 million in 2010.

Comparison of 2008 and 2009 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2008 and 2009:

	Year Ended December 31,
	2008		2009
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$205.0	80.9%	$249.9	92.6%
Manufacturing services	48.5	19.1	20.1	7.4

Total net revenues	$253.5	100.0%	$270.0	100.0%

Our net revenues increased from $253.5 million in 2008 to $270.0 million in 2009, or 7%, primarily due to an increase in the number of customers and the scope of services we provided, particularly in our laboratory services segment, from both organic growth and the AppTec acquisition. Our average revenues per top ten customers increased from $13.8 million in 2008 to $14.4 million in 2009. The 2008 revenue excludes AppTec’s revenue prior to the acquisition on January 31, 2008, and revenue of its discontinued biologics-manufacturing operation.

Laboratory Services Segment Net Revenues

Net revenues from our laboratory services segment increased from $205.0 million in 2008 to $249.9 million in 2009, or 21.9%. Laboratory services revenue growth for both FTE-based and FFS-based business in 2008 was primarily attributable to the AppTec acquisition; organic growth in our discovery-chemistry services, which represented the majority of laboratory services segment revenues; and rapid growth in newer services such as DMPK/ADME, bioanalytical services and process R&D.

Manufacturing Services Segment Net Revenues

Net revenues from our manufacturing services segment decreased by 58.0% from $48.5 million in 2008 to $20.1 million in 2009. The decrease from 2008 to 2009 was mainly due to the nonrecurrence of a single project that accounted for more than one-third of manufacturing services segment revenues in 2008, as well as the global economic downturn.

Cost of Revenues

The following table presents cost of revenues by segment for 2008 and 2009:

	Year Ended December 31,
	2008		2009
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$124.7	79.4%	$145.2	89.8%
Manufacturing services	32.4	20.6	16.5	10.2

Total cost of revenues	$157.1	100.0%	$161.7	100.0%

Our total cost of revenues increased from $157.1 million in 2008 to $161.7 million in 2009, or 2.8% growth.

Laboratory Services Segment Cost of Revenues

Cost of revenues for the laboratory services segment increased from $124.7 million in 2008 to $145.2 million in 2009, or 16.4%, driven by strong revenue growth in discovery chemistry, DMPK/ADME, bioanalytical services and formulation. Cost of revenues as a percentage of net revenues decreased from 60.8% in 2008 to 58.1% in 2009. The decrease was due to reduced intangible amortization following the AppTec-related impairment charge recorded in December 2008.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the manufacturing services segment decreased 49.2% from $32.4 million in 2008 to $16.5 million in 2009, driven by a revenue decline in 2009. Cost of revenues as a percentage of net revenues increased from 66.8% in 2008 to 81.9% in 2009. The increase was primarily due to project mix and lower volume in the small-scale manufacturing business and by investments in the large-scale manufacturing businesses, including increased staff and overhead costs.

Gross Profit and Gross Margin

Our gross profit increased from $96.4 million in 2008 to $108.3 million in 2009, or 12.3% growth. The increase was due to increased revenues for the laboratory services segment. Overall gross margin increased from 38.0% in 2008 to 40.1% in 2009.

Gross margin for our laboratory services segment increased from 39.2% in 2008 to 41.9% in 2009, due primarily to lower amortization of acquired intangible assets as a result of the significant impairment charges taken in fourth-quarter 2008, revenue growth in the higher-margin laboratory services business and improved profitability of newer laboratory services.

Gross margin for our manufacturing services segment decreased from 33.1% in 2008 to 18.1% in 2009, primarily due to project mix and lower volume in the small-scale manufacturing business and by investments in the large-scale manufacturing business, including increased staff and overhead costs.

Operating Expenses

Our total operating expenses decreased 52.0% from $117.3 million in 2008 to $56.3 million in 2009. Operating expenses as a percentage of net revenues decreased from 46.3% in 2008 to 20.8% in 2009. Both decreases were due primarily to nonrecurrence of a $60.5 million impairment charge in 2008 related to continuing AppTec operations.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $7.4 million in 2008 to $7.5 million in 2009. Selling and marketing expenses as a percentage of net revenues declined from 2.9% in 2008 to 2.7% in 2009.

General and Administrative Expenses

Our general and administrative expenses decreased 1.2% from $49.4 million in 2008 to $48.8 million in 2009, primarily due to the decrease in share-based compensation allocated to general and administrative expenses from $10.0 million in 2008 to $7.4 million in 2009. General and administrative expenses as a percentage of net revenues decreased from 19.5% in 2008 to 18.1% in 2009, as we achieved economies of scale.

Impairment Charges

In December 2008, we recorded impairment charges of $60.5 million related to goodwill and acquired intangibles of the continuing AppTec operations, and we recorded no impairment charges in 2009. See “—Critical Accounting Policies—Impairment of Long-Lived Assets and Goodwill.”

Other Income, Net

Other income, net, increased from $1.1 million in 2008 to $6.8 million in 2009, primarily due to gains from foreign-exchange forward contracts for hedging purposes.

Interest Expense

Interest expense was $1.4 million in 2008 and $1.0 million in 2009. Interest expense in 2008 was primarily related to the AppTec acquisition, as we assumed that entity’s bank borrowings and revolving lines of credit. Interest expense in 2009 was primarily related to short-term borrowings.

Interest Income

Interest income decreased from $2.3 million in 2008 to $1.1 million in 2009, due to decreased bank deposit balances.

Income Tax (Expense) Benefit

Income tax expense was $5.5 million in 2009, compared to an income tax benefit of $4.0 million in 2008. The tax benefit in 2008 mainly related to the pretax loss largely attributable to impairment charges relating to continuing AppTec operations. The increased tax expense in 2009 related to higher pretax income driven by strong sales growth. Our effective tax rate decreased from 21.2% in 2008 to 8.9% in 2009. The higher effective tax rate in 2008 was also primarily due to the income tax benefit associated with the impairment charge, where a relatively high U.S. income tax rate was applied.

Income (Loss) from Continuing Operations

Income from continuing operations was $53.4 million in 2009 and a loss of $14.9 million in 2008. These numbers included total share-based compensation charges of $13.0 million in 2008 and $10.2 million in 2009.

Loss from Discontinued Operations

On December 2, 2008, we announced the discontinuation of our biologics manufacturing operation. As a result, we reflected biologics manufacturing as a discontinued operation in our financial statements for all periods presented. We recorded a net loss from discontinued operations of $49.3 million in 2008. This included: (a) revenues of $8.3 million; (b) cost of revenues of $19.6 million, which included $3.8 million of inventory write-offs, $2.4 million of amortization expenses related to intangible assets, $1.6 million of severance costs, and $11.8 million of cost of labor, facilities and manufacturing overhead; (c) operating expenses of $50.4 million, which included a pre-tax impairment charge of $49.6 million; and (d) a tax benefit of $12.4 million.

In 2009, we recorded a net loss from discontinued operations of $0.6 million, which represented further impairment charges on the assets held for sale and a tax benefit of $0.4 million.

Net Income (Loss)

As a result of the foregoing, we realized net income of $52.9 million in 2009 compared to a net loss of $64.2 million in 2008.

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

We determined that an indication of potential goodwill impairment existed as a result of a significant decrease in our market capitalization during the fourth quarter of 2008, due in large part to the general economic downturn and its negative impact on the future of our biologics manufacturing and biologics and medical device testing services business. We re-evaluated the long-term cash flow projections of these businesses in light of the significant decline in new sales orders beginning in the fourth quarter of 2008. As a result of the analysis, in November 2008 our board of directors approved the closure of the Philadelphia biologics-manufacturing operation due to this business’s poor outlook and in order to prioritize resources to other areas of our global businesses. These global strategic decisions in the fourth quarter of 2008 further impacted the future cash flow projection of our biologic and medical device testing services. Therefore, we recognized a goodwill impairment of $71.6 million in the fourth quarter of 2008, of which $42.0 million related to the continuing operations of AppTec and $29.6 million related to the discontinued biologics-manufacturing operations. No goodwill impairment was recognized during the year ended December 31, 2009 and 2010, after we performed an annual goodwill impairment test. Fair value of goodwill exceeded carrying value as of November 30, 2010, by 45%. As of November 30, 2010, the carrying value of goodwill was attributable to a single reporting unit.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value. Our estimates of undiscounted cash flows are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting our business.

As of December 2008, for the reason stated above in “—Critical Accounting Policies—Goodwill,” we performed a recoverability test of our long-lived assets. The fair value of the long-lived intangible assets was determined by the Company based on the excess earnings method, a method within the income approach whereby the value of an intangible asset is captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess earnings approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market. Fair value of the long-lived tangible assets was determined based on estimated selling price less cost to sell. Based on our analysis, we recorded an impairment of acquired intangibles related to continuing operations of $18.5 million and an impairment of $20.0 million related to discontinued operations, of which $5.8 million was for acquired intangible assets and $14.1 million was for property, plant and equipment. We did not recognize an impairment charge on our long-lived assets for the years ended December 31, 2009 and 2010.

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

Income Taxes

We account for income taxes using the assets and liability method. Under this method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected for a company operating in the hotel industry. We believe it is more likely than not that we will realize the benefits of these deductible differences as of December 31, 2008, 2009 and 2010. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Share-Based Compensation Expense

We measure share-based compensation based on the grant-date fair value of the awards and recognize the compensation expense, net of estimated forfeitures, in the statement of operations over the requisite service period. The share-based compensation expense have been recorded in cost of revenues, selling and marketing expenses or general and administrative expenses, depending on the job function of the grantee, as shown in the table below:

	Year Ended December 31,
	2008	2009	2010
	(in millions of U.S. dollars)

Cost of revenues	$3.0	$2.7	$3.7
Selling and marketing expenses	—	0.1	0.1
General and administrative expenses	10.0	7.4	6.3
Total	$13.0	$10.2	$10.1

With respect to options granted prior to May 18, 2007, we determined the fair value of our ordinary shares by considering a number of factors, including the result of a third-party appraisal and an equity transaction of our company, while taking into account standard valuation methods and the achievement of certain events. Because we were a private company at the time, we determined the fair value of our ordinary shares in connection with our share or option grants on each grant date with the assistance of American Appraisal China Limited, an independent appraiser. The valuation used was based on a combination of the market approach and the income approach. The market approach focuses on comparing our company to comparable publicly traded companies. In applying this method, valuation multiples are (a) derived from historical operating data of comparable companies, (b) evaluated and adjusted, if necessary, based on the strengths and weaknesses of our company relative to the selected guideline companies, and (c) applied to the appropriate historical and projected financial data of our company to arrive at an indication of the fair market value of our equity. In the income approach, equity value is dependent on the present value of future economic benefits such as cost savings, periodic income or revenues. Indications of equity value are developed by discounting future net cash flows to their present value at a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. A discount rate is the expected rate of return that an investor would theoretically need to give up by investing in our company instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. In most circumstances, the discount rate is the weighted-average cost of capital, which takes into account the cost of equity and the cost of debt. Our cost of equity was derived using the capital asset pricing model, which takes into account the risk-free interest rate and a required risk premium. Our required risk premium takes into account the equity risk premium, a small share premium and a country risk premium for China.

The valuation model then allocated the equity value between our ordinary shares and our preference shares. The fair value of the equity interest allocated to the preference shares was calculated using the option pricing method. The fair value of the ordinary shares was calculated as the residual, or the total equity value less the fair value of the preference shares. Under the option pricing method, we treated the preference shares as a call option on our equity value, with the exercise price based on the liquidation preference of the preference shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the expected life of the option, a risk-free interest rate, any dividend yield and a measure of volatility. Because we were a private company on May 18, 2007, we approximated volatility using the historical volatility of comparable publicly traded companies.

With respect to options granted after May 18, 2007, we estimated the fair value of share options granted using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimations are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options. Based on share options and nonvested restricted stock units granted and outstanding as of December 31, 2010, and assuming no change in the estimated forfeiture rates, we expect total share-based compensation expense of $7.8 million, $3.6 million, $1.3 million, $0.4 million and zero in 2011, 2012, 2013, 2014 and 2015, respectively.

B. Liquidity and Capital Resources

Our primary sources of liquidity for our business have been cash generated from operating and financing activities, including positive operating cash flow and bank borrowings. As of December 31, 2010, we had $115.4 million in cash and cash equivalents and $38.1 million in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits. Our cash needs include primarily the working capital for our daily operations, equipment purchases, expansion of existing facilities, and construction of our new biologic manufacturing facility in Wuxi and discovery chemistry facility in Wuhan. We believe that our cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for the foreseeable future, including purchases of equipment and the remaining capital expenditures needed for capacity expansion. The following table presents a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	(in millions of U.S. dollars)
Cash and cash equivalents	$56.6	(1)	$80.5	(1)	$115.4
Net cash provided by operating activities	60.7		69.8		125.7 (2)
Net cash used in investing activities	(215.2	)(1)	(73.8	)(1)	(61.8)
Net cash provided by (used in) financing activities	(5.5)		28.0		(32.3)

(1)

We spent $151.3 million of our cash and cash equivalents in the AppTec acquisition, including $137.3 million (exclusive of acquisition-related expenses of $5.0 million) as the purchase price in 2008 and $13.5 million for settlement of escrow shares on April 30, 2009.

(2)	We incurred $4.9 million of deal costs and received a $30.0 million termination fee relating to the termination of the proposed business combination transaction with Charles River.

Operating Activities

Net cash provided by operating activities consists primarily of net income increased by non-cash adjustments such as share-based compensation charges, impairment charges for goodwill and acquired intangible assets, amortization of acquired intangible assets and depreciation of property, plant and equipment, as well as changes in assets and liabilities such as accounts receivable, accounts payable and inventories. Net cash provided by operating activities was $60.7 million, $69.8 million and $125.7 million for the years ended December 31, 2008, 2009 and 2010, respectively. The increase in net cash provided by operations in 2009 was primarily driven by the increase in net income, partially offset by an increase in accounts receivables and inventories. The increase in net cash provided by operations in 2010 was primarily caused by the $25.0 million net cash inflow related to the terminated business combination transaction with Charles River, the increase in net income of $12.9 million and a reduction in working capital of $14.9 million.

Investing Activities

Net cash used in investing activities largely reflects our AppTec acquisition and capital expenditures, which consisted of purchases of property, plant and equipment made in connection with the expansion and upgrade of our laboratory and manufacturing facilities and purchase of prepaid land use rights. In 2008 and 2009, we spent $137.3 million and $13.5 million, respectively, of our cash and cash equivalents on the AppTec acquisition, exclusive of acquisition-related expenses of $5.0 million in 2008. Our capital expenditures were $64.0 million, $55.3 million and $49.4 million in 2008, 2009 and 2010, respectively. The decreases in capital expenditures in 2009 and 2010 were primarily due to the completion of the construction of our Jinshan and Suzhou facilities in mid-2009. We expect to continue to invest heavily in laboratory equipment and laboratory space expansion in 2011. See “—Capital Expenditures.”

Financing Activities

Net cash provided by (used in) financing activities was $(5.5) million, $28.0 million and $(32.3) million for the years ended December 31, 2008, 2009 and 2010, respectively. Net cash provided by financing activities in 2009 was primarily attributable to net proceeds from bank borrowings of $26.6 million. Net cash used in financing activities in 2010 was primarily due to repayments of bank borrowings of $34.6 million.

As of December 31, 2010, we had long-term bank debt (including current portion) of $2.1 million. The weighted-average interest rates on the long-term bank debt were 4.98% and 3.95% in 2009 and 2010, respectively. We entered into a facility agreement with JPMorgan Chase on January 8, 2009, in the amount of $20.0 million, which included a $4.0 million U.S. dollar-denominated short-term loan facility and a $16.0 million U.S. dollar-denominated revolving loan facility. On January 28, 2010, we amended the abovementioned agreement to convert the original facility to a $20.0 million short-term revolving line of credit. On January 24, 2011, we entered into another amendment to extend this $20.0 million line of credit for another twelve months. According to this amendment, we will pay a management fee computed at the rate of 0.2% per annum on the unused facility for the available period. As of December 31, 2009 and 2010, we have not withdrawn any funds under the revolving line of credit. We are in compliance with all financial covenants contained in our debt and bank borrowing facilities. For information on bank borrowings, please see Note 9 to Consolidated Financial Statements.

As of December 31, 2008, 2009 and 2010, our convertible notes totaled $35.9 million. Our convertible notes are contingently convertible, in whole or in part, into our ordinary shares at the option of the note holders at any time. The notes are convertible into our ordinary shares at a conversion price of $1.575 per ordinary share, which is equal to $12.60 per ADS. The notes contain restrictions on major corporate actions that may limit how we conduct our business, including the payment of dividends to our shareholders. As long as at least $20.0 million of notes is outstanding, we may not, without the prior written consent of a majority in interest of the note holders, pay, in whole or in part, any indebtedness for borrowed money other than all present and future bank and purchase money loans, equipment financings and equipment leases, or declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (a) a cash dividend in any fiscal year that, when aggregated with all other cash dividends declared during such fiscal year, does not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP, or (b) any dividend for which an adjustment to the conversion ratio is made in accordance with the terms of the notes. The notes are recorded as a long-term liability without any substantial premium or discount.

Legal Restrictions on the Ability of Subsidiaries to Transfer Funds

For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information—Dividend Policy.”

Capital Expenditures

We incur capital expenditures primarily in connection with purchases of property, plant and equipment; construction of facilities; leasehold improvements; and investment in equipment, technology and operating systems. Our capital expenditures were $64.0 million, $55.3 million and $49.4 in 2008, 2009 and 2010, respectively. Most of these capital expenditures were used to expand laboratories and purchase related equipment, construct a large-scale cGMP manufacturing facility in Jinshan, build a preclinical drug safety evaluation center in Suzhou, and equip the new pharmacology/DMPK/chemistry laboratories in Shanghai. We currently plan to make $50-$60 million of capital expenditures in 2011, mainly to upgrade and expand our laboratory services facilities and equipment, build a biologic manufacturing facility and double our cGMP research manufacturing capacity.

The Jinshan large-scale manufacturing facility was constructed in 2009 with a total investment of approximately $39 million. This facility was opened in early 2010. It has started to generate meaningful revenue and is expected to continuously contribute to our revenue growth. We are now planning to build a new plant for research-scale manufacturing on our Jinshan site. The new 86,000 square-foot building under construction will have 28 reactors, ranging from 500 to 5000 liters each, with total reactor volume of 59,500 liters.

The total investment in the Suzhou toxicology facility was budgeted at approximately $40 million. The facility provides space for 108 animal rooms, of which we have built out, equipped, and validated 62 rooms at a cost of approximately $35 million. We began operations in the third quarter of 2009. We will build out the remaining 46 rooms based on business demand.

In 2010, we leased and equipped two new laboratory buildings in the Waigaoqiao Free Trade Zone, with a total capital expenditure of $10.9 million. We expanded our laboratory services capacity in pharmacology, DMPK, and discovery chemistry after the new laboratories were put into use in mid-2010.

At year end 2010 we leased two additional buildings in the Waigaoqiao Free Trade Zone to further expand our laboratory services capacity. We are currently budgeting approximately $12 million of the leasehold improvements for these buildings. The new facility will open in mid-2011.

C. Research and Development

For a discussion of our activities related to research and development, see Item 5.A, “—Operating Results,” which we hereby incorporate by reference.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Total	2011	2012	2013	2014	2015 and thereafter
	(in millions of U.S. dollars)
Operating lease obligations	$55.4	$8.5	$7.0	$6.2	$6.2	$27.5
Debt obligations(1)	2.5	0.3	0.3	0.3	0.3	1.3
Capital commitments	10.2	10.2	—	—	—	—
Convertible notes(1) (2)	35.9	—	35.9	—	—	—

Total	$104.0	$19.0	$43.2	$6.5	$6.5	$28.8

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position
Ge Li, Ph.D(1)(2)	44	Chairman, Chief Executive Officer and Founder
Xiaozhong Liu	47	Executive Vice President, Director and Founder
Zhaohui Zhang	41	Vice President of Domestic Marketing, Director and Founder
Edward Hu	48	Chief Operating Officer and Chief Financial Officer
Shuhui Chen, Ph.D.	47	Chief Scientific Officer
Suhan Tang, Ph.D.	45	Chief Manufacturing Officer
Yifeng Shi	44	Vice President of Operations, Head of Waigaoqiao Site
Kian-Wee Seah(2)(3)(4)	48	Director
Cuong Viet Do(1)(2)(3)(4)	45	Director
Xuesong (Jeff) Leng(2)	41	Director
Ying Han(3)(4)	57	Director
Stewart Hen(1)(2)	44	Director
Ning Zhao, Ph.D.	44	Director

(1)	Member, strategy committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Member, audit committee

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

Edward Hu has served as our Chief Operating Officer since January 2008. Mr. Hu joined our company in August 2007 and served as Executive Vice President of Operations before becoming Chief Operating Officer. He served as our acting Chief Financial Officer from February 2009 to April 2010. In August 2010, he was reappointed as our Chief Financial Officer. From October 2000 to July 2007, Mr. Hu worked for Tanox, Inc., where he served in various positions including Senior Vice President and Chief Operating Officer, Vice President of Operations, Vice President—Financial Planning, Project and Portfolio Management, Director of Finance and Associate Director of Financial Planning and Analysis. From 1998 to 2000, Mr. Hu worked for Biogen (now known as Biogen Idec) as Manager of Financial Planning and Analysis. From 1996 to 1998, he worked at Merck as a Senior Financial Analyst. Mr. Hu received his MBA and completed his Ph.D. work, except for his dissertation, in biophysics and biochemistry at Carnegie Mellon University.

Dr. Shuhui Chen has served as our Chief Scientific Officer since 2004. Dr. Chen’s main responsibilities include overseeing our laboratory services segment in China. From 1998 to 2004, Dr. Chen worked for Eli Lilly as a Research Advisor. From 1995 to 1997, Dr. Chen worked for Vion Pharmaceuticals as a Group Leader and later as an Associate Director of Chemistry on several anti-cancer and anti-viral projects. From 1990 to 1995, Dr. Chen worked for Bristol-Myers Squibb as a Research Investigator and later as a Senior Research Investigator. Dr. Chen received a bachelor’s degree in chemistry from Fudan University and a Ph.D. in organic chemistry from Yale University.

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

Yifeng Shi has served as our Vice President of Operations and Head of Waigaoqiao Site since August 2009. Mr. Shi joined the Company in 2002 and has served as Director, Senior Director and Executive Director of Chemistry. He has 19 years of experience in organic synthesis. From 1989 to 1998, Mr. Shi worked at Shanghai Institute of Organic Chemistry as a Scientist. From 1998 to 2002, Mr. Shi worked at GL Synthesis as a Research Scientist. Mr. Shi received a bachelor’s degree in chemistry from Shanghai University of Science and Technology.

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

Stewart Hen has served as a director since February 2009. Since August 2010, he has been Managing Partner of Serrado Capital LLC, a healthcare investment firm based in New York. Previously, he was a Managing Director at Warburg Pincus LLC where he focused on investments in biotechnology and pharmaceuticals. Mr. Hen has more than 18 years of experience in the life sciences industry. Prior to joining Warburg Pincus in 2000, he was a consultant at McKinsey & Company serving the pharmaceutical industry. From 1990 to 1994, he worked at Merck in both research and development and manufacturing. He received an MBA from the Wharton School of the University of Pennsylvania and a master’s degree in chemical engineering from the Massachusetts Institute of Technology.

Dr. Ning Zhao has served as a director since February 2009. Dr. Zhao, one of our co-founders, is currently lead advisor to our analytical services operations and Corporate Head of Human Resources. She was Vice President of our analytical services department from 2004 to 2008 and also established its bioanalytical services, core analytical services and analytical development services departments. She previously worked for Wyeth as a Senior Research Scientist, for Pharmacopeia as a Group Leader for the high-throughput analysis of combinatorial libraries and for Bristol-Myers Squibb as a Site Leader in the discovery analytical sciences department. Dr. Zhao received a bachelor’s degree in chemistry from Peking University and a Ph.D. in chemistry from Columbia University. She is married to our Chairman and Chief Executive Officer, Dr. Ge Li.

Hao Zhou resigned from his position as Vice President of Finance and Chief Financial Officer, effective September 16, 2010.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2010, we paid cash compensation of $5.3 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors. Our executive officers are eligible for performance bonuses.

Pursuant to our employee share incentive plans, our board of directors previously authorized the issuance of an aggregate of up to 105,855,112 ordinary shares upon exercise of stock options and non-vested restricted stock units granted from 2004 to 2010. As of April 8, 2011, stock options and non-vested restricted stock units covering a total of 25,484,707 ordinary shares are outstanding and 7,554,928 shares are reserved for future issuance. All future option grants will be made under our 2007 Employee Share Incentive Plan described below.

As of December 31, 2010, our officers and executive directors held, in the aggregate, options and restricted stock units with respect to 11,437,920 ordinary shares. These options and restricted stock units have a weighted-average exercise price of $0.53. Of these options, 1,496,000 shares were granted before July 24, 2006, and have no expiration date; 53,000 expire on July 15, 2017; 750,000 expire on August 8, 2017; 667,216 expire on December 31, 2017; 750,000 expire on January 3, 2018; 80,000 expire on February 11, 2018; 735,072 expire on March 22, 2018; 12,600 expire on May 13, 2018; 264,000 expire on October 13, 2018; 1,867,360 expire on March 11, 2019; 64,000 expire on March 30, 2019; 1,440,000 expire on June 1, 2019; 106,672 expire on June 8, 2019; 1,616,000 expire on March 18, 2020; 416,000 expire on August 5, 2020; 1,040,000 expire on November 10, 2020 and 80,000 expire on December 9, 2020.

2007 Employee Share Incentive Plan

Our 2007 Employee Share Incentive Plan was adopted by our board of directors in July 2007. The 2007 Employee Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. In 2010 the Board determined to increase the number of ordinary shares authorized to be issued pursuant to the 2007 Employee Share Incentive Plan, as well as the limit on the total number of ordinary shares that may be delivered pursuant to options qualified as incentive stock options granted under the 2007 Employee Share Incentive Plan, by 36,000,000 ordinary shares so that the aggregate number of ordinary shares authorized to be issued under the 2007 Employee Share Incentive Plan will be 82,044,400.

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

Terms of Directors and Executive Officers

We have a classified board of nine directors, consisting of three classes of three directors each, serving staggered terms. The terms of office of Xiaozhong Liu, Ying Han and Kian-Wee Seah expire at our 2011 annual meeting, the terms of office of Xuesong (Jeff) Leng, Zhaohui Zhang and Ning Zhao expire at our 2012 annual meeting, and the terms of office of Dr. Ge Li, Stewart Hen and Cuong Viet Do expire at our 2013 annual meeting. Pursuant to our amended and restated memorandum and articles of association, while holding office, our Chief Executive Officer’s term as a director will not expire and the Chief Executive Officer is not subject to retirement or taken into account in determining the number of directors whose terms expire in any given year.

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

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

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

D. Employees

As of December 31, 2010, we had 4,465 employees, of which 4,022 were based in China and 443 were based in the United States. Among our employees, approximately 3,139 were science professionals with advanced degrees, including approximately 259 with Ph.D.s and 1,670 with master’s degrees. As of March 31, 2011, we had 4,522 employees, 4,082 based in China and 440 based in the United States.

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

E. Share Ownership

The following table and related footnotes set forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 8, 2011 for:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Name	Shares beneficially owned as of April 8, 2011**
	Number	Percent
Directors and Executive Officers
Ge Li(1)	17,006,167	3.0%
Xiaozhong Liu(2)	7,673,564	1.4
Zhaohui Zhang(3)	11,289,420	2.0
Edward Hu	*	*
Shuhui Chen	*	*
Suhan Tang	*	*
Yifeng Shi	*	*
Kian-Wee Seah	—	—
Cuong Viet Do	*	*
Xuesong (Jeff) Leng	—	—
Ying Han	*	*
Ning Zhao(4)	10,123,509	1.8
Stewart Hen	—	—

Principal Shareholders
FMR LLC(5)	83,828,712	14.8
Investment entities affiliated with General Atlantic LLC(6)	32,968,402	5.8
Investment entities affiliated with Kylin Fund LP(7)	33,266,336	5.9

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.
**	Unless otherwise indicated.

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

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. The percentage of beneficial ownership of each listed person is based on 565,969,248 ordinary shares outstanding as of April 8, 2011, as well as, where applicable, ordinary shares underlying stock options exercisable within 60 days. The calculation does not include up to an aggregate of 22,771,002 ordinary shares reserved for issuance pursuant to outstanding convertible notes issued on February 9, 2007, and 7,554,928 shares reserved for issuance in connection with our Employee Share Incentive Plan.

(1)

Includes (i) 528,000 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2011; (ii) 4 ordinary shares and 817,469 ADSs representing 6,539,752 ordinary shares held directly by Dr. Li; and (iii) 9,179,291 ordinary shares and 94,890 ADSs representing 759,120 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of NGM Family 2006 Irrevocable Trust, or Family Trust, for which Dr. Li is the investment advisor and exercises dispositive and voting power. The Family Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Dr. Li is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(2)

Includes 24,000 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2011; and (ii) 5,927,748 ordinary shares and 215,227 ADSs representing 1,721,816 ordinary shares held by I-Invest World Ltd., a British Virgin Islands company, which is wholly owned and controlled by Heng Yu Ltd., a Bahamian company. Heng Yu Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the Heng Yu Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Liu as the settlor and Mr. Liu’s family members as the beneficiaries. Mr. Liu is the investment manager of the trust. The business address of I-Invest World Ltd. is c/o Portcullis TrustNet (BVI) Ltd., Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(3)

Includes (i) 1,300 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2011 and (ii) 10,747,320 ordinary shares and 67,600 ADSs representing 540,800 ordinary shares held by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Ltd., a Bahamian company. Tri-Z Lynn Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Zhang as the settlor and Mr. Zhang’s family members as the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)

Includes (i) 48,000 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2011; (ii) 3 ordinary shares and 817,469 ADSs representing 6,539,752 ordinary shares held directly by Ning Zhao; and (iii) 2 ordinary shares and 441,969 ADSs representing 3,535,752 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of the Li Children’s 2006 Irrevocable Trust, or Children’s Trust, for which Ning Zhao is the investment advisor and exercises dispositive and voting power. The Children’s Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Ning Zhao is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(5)

Represents shares that may be deemed beneficially owned by FMR LLC and its wholly owned subsidiaries Fidelity Management and Research Corporation, an investment adviser registered under the Investment Company Act of 1940; Pyramis Global Advisors, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and various investment funds, including FIL Limited. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109. The number of shares beneficially owned by FMR LLC and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G/A filed with the SEC by FMR LLC on February 14, 2011.

(6)

Includes (i) 6,701,058 ordinary shares held by, and 14,963,576 ordinary shares issuable upon conversion of convertible notes owned by, General Atlantic Partners (Bermuda), L.P.; (ii) 2,549,350 ordinary shares held by, and 5,692,751 ordinary shares issuable upon convertible notes owned by GAP-W International, LP; (iii) 152,958 ordinary shares held by, and 341,565 ordinary shares issuable upon convertible notes owned by, GapStar, LLC; (iv) 610,288 ordinary shares held by, and 1,362,799 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments III, LLC; (v) 142,856 ordinary shares held by, and 318,999 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments IV, LLC; (vi) 12,750 ordinary shares held by, and 28,464 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments CDA, L.P.; and (vii) 28,140 ordinary shares held by, and 62,848 ordinary shares issuable upon convertible notes owned by, GAPCO GmbH & Co. KG. General Atlantic Partners (Bermuda), L.P. is a Bermuda limited partnership, GAP-W International, LP is a Bermuda limited partnership, GapStar, LLC is a Delaware limited liability company, GAP Coinvestments III, LLC is a Delaware limited liability company, GAP Coinvestments IV, LLC is a Delaware limited liability company, GAP Coinvestments CDA, L.P. is a Delaware limited partnership and GAPCO GmbH & Co. KG is a German limited partnership. These investment entities purchased an aggregate of $35 million of convertible notes from us on February 9, 2007, which are convertible into 22,771,002 of our ordinary shares and are reflected in the number of shares beneficially owned. General Atlantic GenPar (Bermuda), L.P. is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, LP. GAP (Bermuda) Limited is the general partner of General Atlantic GenPar (Bermuda), L.P. General Atlantic LLC is the general partner of GAP Coinvestments CDA, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. There are 27 Managing Directors of General Atlantic LLC. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The members of GapStar, LLC are certain Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P.; GAP-W International, LP; GapStar, LLC; GAP Coinvestments III, LLC; GAP Coinvestments IV, LLC; GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG. The address of General Atlantic Partners (Bermuda), L.P. and GAP-W International, LP is Clarendon House, Church Street, Hamilton HM 11, Bermuda. The address of General Atlantic LLC; GapStar, LLC; GAP Coinvestments III, LLC; GAP Coinvestments IV, LLC and GAP Coinvestments CDA, L.P. is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830, USA. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is Koenigsallee 62, 40212 Duesseldorf, Germany.

(7)

Includes (i) 1,216,442 ADSs, representing 9,731,536 ordinary shares, owned by Kylin Fund LP, a Delaware limited partnership, or Onshore Fund; (ii) 2,436,000 ADSs, representing 19,488,000 ordinary shares, owned by Kylin Offshore Master Fund Ltd., a Cayman Islands limited company, or Offshore Funds, and (iii) 505,850 ADSs, representing 4,046,800 ordinary shares, owned by other accounts managed by Kylin Management LLC, a Delaware limited liability company, or Kylin Management. Each of Onshore Fund, Offshore Fund, Kylin Management, and Ted Kang (collectively, the “Kylin Reporting Persons”) may be deemed to beneficially own and have shared voting and dispositive power over 4,158,292 shares. Kylin Management is the investment manager of Onshore Fund and Offshore Fund and other accounts separately management by it. Mr. Kang is the manager of Kylin Management. The address of the Kylin Reporting Persons is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai, China 200131. The number of shares beneficially owned by the Kylin Reporting Persons and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G/A filed with the SEC by the Kylin Reporting Persons on February 14, 2011.

JPMorgan Chase Bank, N.A. has advised us that, as of April 8, 2011, 68,165,355 ADSs, representing 545,322,840 underlying ordinary shares, were held of record by Cede & Co., (DTC) and 2,174 ADSs, representing 17,394 underlying ordinary shares, were held by five registered shareholders domiciled in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Registration Rights Agreement

In connection with our issuance of convertible notes, we granted many of our shareholders customary registration rights, including demand, piggyback and Form F-3 registration rights, under certain circumstances. We are obligated to pay all expenses relating to any demand, piggyback or Form F-3 registration, whether or not such registrations become effective, except underwriting discounts and commissions of the selling shareholders.

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Export Agent Arrangements

Historically, we have relied on export agents to sell our manufactured products. During the period from January 1, 2005, to December 31, 2008, we entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd., or Shanghai Lechen, and Shanxi Lechen International Trade Co., Ltd., or Shanxi Lechen, for exporting advanced intermediates and APIs. Both companies are owned by the parents of Dr. Ning Zhao, our director and the wife of Dr. Ge Li, our Chairman and Chief Executive Officer. In connection with these arrangements, we paid agency service fees of $155,205 to Shanghai Lechen in 2008. On January 1, 2007, we entered into a new export agent arrangement with Shanghai Lechen, superseding the prior agreement, pursuant to which Shanghai Lechen was entitled to receive a 1.1% commission on the exported amounts during 2008, 1.0% during 2009 and 0.8% during 2010. In connection with this arrangement, we paid $155,205, $130,868, and $145,279 to Shanghai Lechen in 2008, 2009 and 2010, respectively. The arrangement had an initial term of one year and is automatically renewable for one year thereafter. We terminated the arrangements with Shanxi Lechen as of January 1, 2007. We are currently reviewing our internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, we will continue to engage an export agent for these transactions.

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

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary in the United States and our seven operating subsidiaries in China, namely WXAT, WASH, STA, WATJ, WASZ, WAWH and WABIO. Each of these operating subsidiaries in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other six operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. Further, if any subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or undertake acquisitions that could benefit our businesses, allow us to pay dividends and otherwise fund and conduct our businesses. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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

We neither declared nor paid any dividends in 2008, 2009 or 2010 to our shareholders, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. See Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

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

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol WX and have been listed since August 9, 2007. The following table sets forth the high and low closing trading prices of our ADSs on the NYSE for the periods indicated:

	Price per ADS ($)
	High	Low
Annual
2007(1)	41.28	19.11
2008	30.30	4.52
2009	17.30	3.76
2010	19.41	14.04
Quarterly
First Quarter 2009	9.35	3.76
Second Quarter 2009	9.44	4.68
Third Quarter 2009	12.77	8.00
Fourth Quarter 2009	17.43	11.26
First Quarter 2010	17.69	14.04
Second Quarter 2010	19.41	15.16
Third Quarter 2010	17.23	14.25
Fourth Quarter 2010	17.72	16.05
First Quarter 2011	18.49	15.07
Monthly:
November 2010	17.72	16.25
December 2010	17.22	16.05
January 2011	18.49	16.49
February 2011	16.86	15.20
March 2011	16.93	15.07
April 2011 (through April 15, 2011)	16.73	16.16

(1)	Our ADSs began trading on the NYSE on August 9, 2007.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 25.4% versus the U.S. dollar from July 21, 2005 to December 31, 2010. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

As a Cayman Islands company and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE or its local counterparts in connection with their investment in us. If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the seven PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign-exchange restrictions. We require all of our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

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

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other six operating subsidiaries in China are equity joint ventures, which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and because the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2011 or any future taxable year.

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

Quantitative and Qualitative Disclosures about Market Risk

Foreign-Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 25.4% versus the U.S. dollar from July 21, 2005 to December 31, 2010. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the Renminbi to appreciate against the U.S. dollar.

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our subsidiaries are maintained in local currency, the Renminbi, which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of changes in equity (deficit) and comprehensive income. Transaction gains and losses are recognized in the statements of operations in other income, net.

Fluctuations in exchange rates directly affect our cost of revenues and net income and have a significant impact on fluctuations in our operating margins, because our net revenues were primarily generated from sales denominated in U.S. dollars, and a majority of our operating costs and expenses were denominated in Renminbi. Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of those U.S. dollars in relation to the Renminbi would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2010, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.8 million to our total cash and cash equivalents.

We periodically purchase derivative financial instruments, such as foreign-exchange forward contracts, to manage our exposure to Renminbi-dollar currency-exchange risk. The counterparty for these contracts is generally a bank. The maturity periods of these contracts range from one to 12 months. We recorded gains (losses) of $(0.2) million, $3.6 million and $2.8 million on foreign-exchange forward contracts in 2008, 2009 and 2010, respectively. Our accounting policy requires us to mark to market at the end of each reporting period and to recognize the change in fair value in earnings immediately. We held foreign-exchange forward contracts with an aggregate notional amount of $197.0 million as of December 31, 2010. As of December 31, 2010, the forward contracts had a fair value of $2.5 million.

Interest-Rate Risk

Our exposure to interest-rate risk primarily relates to the interest rates for our outstanding debt and convertible notes and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2010, our total outstanding loans amounted to $2.1 million, with a weighted-average rate of 3.96%. Each of our loans is subject to a variable interest rate. A 1.0% increase in each applicable interest rate would add $0.02 million to our interest expense in 2011. We have not used any derivative financial instruments to manage our interest-risk exposure. Interest-earning instruments carry a degree of interest-rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.9%, (0.7)% and 3.3% in 2008, 2009 and 2010, respectively.

Recently Issued Accounting Pronouncements

In April 2010, the Emerging Issues Task Force, or EITF, reached a final consensus on milestone method of revenue recognition and published Accounting Standards Update, or ASU, 2010-17, Revenue Recognition – Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In December 2010, the Financial Accounting Standards Board, or FASB, issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. We do not expect that the adoption of ASU 2010-28 will have a material impact on our financial position, results of operations, or cash flows.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 is not expected to impact our financial position, results of operations, or cash flows, as its requirements only pertain to financial statement footnote disclosure.

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
Depositing or substituting underlying shares

Issuances of ADSs, including, but not limited to, issuances against deposits of ordinary shares and in respect of:

—Share distributions

—Stock dividends

—Stock splits

—Issuance of stock rights

—Mergers

—Exchanges of shares or any other transaction or events or other distributions affecting the ADSs or the deposited securities

$5.00 for each 100 ADSs (or portion thereof)
Withdrawing underlying shares	Acceptance of ADSs surrendered for withdrawal of deposited securities or if ADSs are cancelled or reduced for any reason	$5.00 for each 100 ADSs (or portion thereof)
Cash distributions	Cash distributions pursuant to the deposit agreement	$0.02 or less per ADS (or portion thereof)
Distributions (or sales in connection with a distribution)	Distribution of securities (or sale in connection with a distribution of securities)	A fee equivalent to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities, but which securities or the net cash proceeds from the sale are instead distributed by the depositary to those holders entitled to a distribution
Transferring, splitting or grouping receipts	Transferring, combining or grouping of certificated or direct registration ADSs	$1.50 per ADS (or portion thereof)
General depositary services	Administering the ADR program	$0.02 per ADS (or portion thereof) per calendar year
Expenses of the depositary

Expenses incurred on behalf of holders in connection with:

—delivery of the deposited securities

—compliance with foreign-exchange control regulations or any law or regulation relating to foreign investment —compliance with applicable law, rule or regulation.

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

The amount of expenses incurred on behalf of holders

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

Fees Payable by the Depositary to the Issuer

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. From January 1, 2010 to April 15, 2011, we received from the depositary one payment in the amount of $227,510 for costs related to investor relations services and waived costs of $150,000 for costs related to the depositary’s ongoing maintenance service fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010. The attestation report issued by Deloitte Touche Tohmatsu CPA Ltd. can be found on page F-3 of this annual report.

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

	2009	2010
Audit fees(1)	$1,643,400	$1,273,733

Audit-related fees(2)	$29,285	$202,093

Tax fees(3)	$84,686	$52,277
All other fees(4)	$—	$—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
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

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Manual.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

INDEX TO EXHIBITS

Number	Description

1.1††	Second Amended and Restated Memorandum and Articles of Association of WuXi PharmaTech (Cayman) Inc. reflecting the September 10, 2008 amendment, and the August 7, 2009 amendment.

2.1*	Specimen American Depositary Receipt.

2.2*	Specimen Certificate for Ordinary Shares.

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts.

4.1*	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007.

4.2*	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007.

4.3****	Form of Convertible Note Agreement between WuXi PharmaTech (BVI) Inc. and convertible note purchasers.

4.4*	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007.

4.5*	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007.

4.6*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the vendors named therein.

4.7*	2007 Employee Share Incentive Plan.

4.8*	Form of Option Agreement.

4.9*	Form of Indemnification Agreement between the Registrant and its directors.

4.10*	Form of Employment Agreement between WuXi PharmaTech Co., Ltd. and its other executive officers.

4.11**	Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

4.12**	First Amendment to Agreement and Plan of Merger, dated as of January 30, 2008, to the Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

Number	Description

4.13***	Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and AppTec Laboratory Services, LLC, dated as of December 3, 2002.

4.14****	Second Amendment to Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and WuXi AppTec Inc., dated December 30, 2008.

4.15***	Lease Agreement by and between Highwoods Realty Limited Partnership and AppTec Laboratory Services, Inc., dated as of February 28, 2003 and First Amendment dated as of April 4, 2005 and Second Amendment dated as of April 30, 2008.

4.16****	Second Amendment to Lease Agreement by and between Alpha Exchange, LLC, formerly known as Highwoods Realty Limited Partnership and WuXi AppTec Inc. dated as of April 30, 2008.

4.17***	Lease Agreement by and between 1201 Northland Drive LLC and AppTec Laboratory Services, LLC, dated as of August 31, 2007.

4.18****	First Amendment to Lease Agreement by and between 1201 Northland Drive LLC and WuXi AppTec, Inc., dated as of June 10, 2008.

4.19***	Lease Agreement by and among Popefield North, LLC, formerly known as Lonnie Pope, AppTec Laboratory Services, Inc., formerly known as ViroMed Laboratories doing business as Axios, Inc., Bryant & Associates and Cushman & Wakefield of Georgia, Inc., dated as of March 18, 1997, and First Amendment dated as of June 27, 2002, Second Amendment dated as of March 28, 2005, Third Amendment dated as of June 29, 2007, and Fourth Amendment dated as of November 14, 2007.

4.20*†	Fulltime Equivalents Agreement for Services, dated October 1, 2007, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.21*†	Custom Synthesis Agreement, dated December 1, 2002, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.22*†	Master Chemistry Service Agreement, dated December 1, 2005, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.23*†	Master Chemistry Service Agreement, dated January 2, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.24*†	Master Starting Material Manufacturing (China) Agreement, dated March 30, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.25*†	Service Contract, dated March 15, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.26*†	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical Incorporated and WuXi PharmaTech Co., Ltd.

4.27†††	Termination Agreement, dated July 29, 2010, by and between Charles River Laboratories International, Inc. and WuXi PharmaTech (Cayman) Inc.

8.1	List of Subsidiaries.

11.1*	Code of Business Conduct and Ethics.

12.1	Certification.

12.2	Certification.

13.1	Certification.

13.2	Certification.

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2010 and 2009; (ii) Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009 and 2008; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Schedule I - Condensed Financial Information Of Registrant.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-144806), as amended, initially filed with the SEC on July 24, 2007.
**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-150076), as amended, initially filed with the SEC on April 4, 2008.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 16, 2008.
****	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 25, 2009.
†	Confidential treatment has been requested and granted with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.
††	Previously filed with the Registrant’s report on Form 6-K, filed with the SEC on August 10, 2009.
†††	Previously filed with the Registrant’s report on Form 6-K, filed with the SEC on July 30, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2011	WuXi PharmaTech (Cayman), Inc.

/s/ Edward Hu
	Name:	Edward Hu

	Title:	Chief Financial Officer and Chief Operating Officer

WUXI PHARMATECH (CAYMAN) INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2009 and 2010	F-4
Consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010	F-6
Consolidated statements of changes in equity and comprehensive income (loss) for the years ended December 31, 2008, 2009 and 2010	F-8
Consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010	F-9
Notes to the consolidated financial statements	F-11
Schedule 1—WuXi PharmaTech (Cayman) Inc. condensed financial statements as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010	F-45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the accompanying consolidated balance sheets of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 26, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the internal control over financial reporting of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated April 26, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 26, 2011

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2009	2010
Assets
Current assets:
Cash and cash equivalents	80,510	115,401
Restricted cash	1,358	1,989
Short-term investments	22,083	38,084
Accounts receivable, net of allowance of $625 and $590 for 2009 and 2010, respectively	45,817	57,041
Inventories	14,276	17,277
Other current assets	6,032	12,145
Deferred tax assets	4,093	2,979

Total current assets	174,169	244,916

Non-current assets:
Goodwill	23,956	23,956
Property, plant and equipment, net	181,830	205,547
Intangible assets, net	6,634	4,254
Prepaid land use rights	5,308	5,352
Deferred tax assets	9,514	10,887
Other non-current assets	5,890	3,221

Total non-current assets	233,132	253,217

Total assets	407,301	498,133

Liabilities and equity
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	34,415	263
Accounts payable	14,356	14,800
Accrued liabilities	17,072	20,548
Deferred revenue	4,554	8,816
Advanced subsidies	2,800	4,460
Other taxes payable	2,901	2,790
Income tax payable	1,901	2,764
Other current liabilities	2,338	5,127

Total current liabilities	80,337	59,568

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2009	2010
Non-current liabilities:
Long-term debt, excluding current portion	2,115	1,852
Advanced subsidies	1,420	2,934
Convertible notes	35,864	35,864
Other non-current liabilities	7,432	5,085

Total non-current liabilities	46,831	45,735

Total liabilities	127,168	105,303

Commitments and contingencies (Note 16)
Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2009 and 2010; 550,609,256 and 560,972,080 issued and outstanding as of December 31, 2009 and 2010, respectively)	11,012	11,219
Additional paid-in capital	320,672	332,913
Accumulated earnings (deficit)	(68,631)	22,180
Accumulated other comprehensive income	17,080	26,518

Total equity	280,133	392,830

Total liabilities and equity	407,301	498,133

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010
Net revenues:
Laboratory services	205,027	249,909	294,856
Manufacturing services	48,458	20,110	39,205

	253,485	270,019	334,061

Cost of revenues:
Laboratory services	(124,723)	(145,153)	(175,116)
Manufacturing services	(32,420)	(16,461)	(31,353)

	(157,143)	(161,614)	(206,469)

Gross profit	96,342	108,405	127,592

Operating expenses:
Selling and marketing expenses	(7,370)	(7,447)	(9,086)
General and administrative expenses	(49,401)	(48,829)	(47,008)
Impairment charges	(60,497	—	—

Total operating expenses	(117,268)	(56,276)	(56,094)

Operating income (loss)	(20,926)	52,129	71,498
Other income, net	1,045	6,776	28,410
Interest expense	(1,394)	(1,068)	(436)
Interest income	2,308	1,125	1,583

Income (loss) from continuing operations before income taxes	(18,967)	58,962	101,055
Income tax (expense) benefit	4,016	(5,530)	(10,244)

Income (loss) from continuing operations	(14,951)	53,432	90,811

Loss from discontinued operations before income taxes	(61,665)	(944)	—
Income tax benefit	12,413	386	—

Loss from discontinued operations	(49,252)	(558)	—

Net income (loss)	(64,203)	52,874	90,811

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010
Income (loss) attributable to holders of ordinary shares
Basic	(64,203)	52,874	90,811
Diluted	(64,203)	52,874	90,811

Earnings (loss) per ordinary share from continuing operations
Basic	(0.03)	0.10	0.16

Diluted	(0.03)	0.09	0.15

Earnings (loss) per ordinary share from discontinued operations
Basic	(0.10)	(0.00)	—

Diluted	(0.10)	(0.00)	—

Earnings (loss) per ordinary share
Basic	(0.13)	0.10	0.16

Diluted	(0.13)	0.09	0.15

Shares used in calculating basic earnings (loss) per share	510,201,761	543,891,797	556,338,146
Shares used in calculating diluted earnings (loss) per share	510,201,761	589,237,676	597,522,573

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Ordinary		Additional paid-in capital	Accumulated earnings (deficit)	Accumulated other comprehensive income	Total equity	Comprehensive income (loss)
	Shares	Amount
Balance as of January 1, 2008	492,226,776	9,845	291,020	(57,302)	7,835	251,398

Issuance of ordinary shares held in escrow in connection with acquisition	4,120,526	82	15,090	—	—	15,172
Shares issued upon conversion of convertible notes	3,253,000	65	5,059	—	—	5,124
Issuance of ordinary shares pursuant to share option plan	29,785,288	596	414	—	—	1,010
Share-based compensation expense	—	—	13,046	—	—	13,046
Cumulative translation adjustment	—	—	—	—	9,329	9,329	9,329
Net loss	—	—	—	(64,203)	—	(64,203)	(64,203)

Balance as of December 31, 2008	529,385,590	10,588	324,629	(121,505)	17,164	230,876	(54,874)

Cancellation of ordinary shares held in escrow in connection with acquisition	(4,120,526)	(82)	(15,090)	—	—	(15,172)
Issuance of ordinary shares pursuant to share option plan	25,344,192	506	913	—	—	1,419
Share-based compensation expense	—	—	10,220	—	—	10,220
Cumulative translation adjustment	—	—	—	—	(84)	(84)	(84)
Net income	—	—	—	52,874	—	52,874	52,874

Balance as of December 31, 2009	550,609,256	11,012	320,672	(68,631)	17,080	280,133	52,790

Issuance of ordinary shares pursuant to share option plan	10,362,824	207	2,156	—	—	2,363
Share-based compensation expense	—	—	10,085	—	—	10,085
Cumulative translation adjustment	—	—	—	—	9,438	9,438	9,438
Net income	—	—	—	90,811	—	90,811	90,811

Balance as of December 31, 2010	560,972,080	11,219	332,913	22,180	26,518	392,830	100,249

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	(64,203)	52,874	90,811
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	13,046	10,220	10,085
Depreciation and amortization expense	31,036	23,973	29,208
Provision for (recovery of) doubtful receivables	(665)	1,606	10
Inventory write down	4,697	413	272
Loss on disposal of long-lived assets	125	666	1,384
Property, plant and equipment impairment	14,139	944	—

Intangible assets impairment	24,333	—	—
Goodwill impairment	71,606	—	—
Loss (gain) on forward contracts marked to market	2,722	(481)	(2,258)
Gain from settlement of escrow shares	—	(1,672)	—
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(7,202)	(10,622)	(11,497)
Inventories	7,877	(7,754)	(2,820)
Other current assets	253	1,317	(3,737)
Other non-current assets	245	6	2,888
Accounts payable	(5,290)	(905)	1,950
Accrued liabilities	(818)	2,781	3,006
Other taxes payable	2,150	(2,843)	(157)
Other current liabilities	3,218	1,837	780
Deferred revenue	(14,683)	1,180	4,083
Amount due to related parties	(2)	—	—
Advanced subsidies	1,477	(564)	1,499
Deferred taxes	(23,401)	(3,205)	147

Net cash provided by operating activities	60,660	69,771	125,654

Investing activities:
Acquisition of businesses, net of cash acquired	(142,257)	(13,500)	—
Purchase of property, plant and equipment	(63,250)	(54,994)	(48,876)
Proceeds from sales of property, plant and equipment	177	7	28
Purchase of intangible assets	(748)	(271)	(543)
Change in restricted cash	4,704	(19)	(607)
Purchase of short-term investment	(14,393)	(54,165)	(118,177)
Sales of short-term investment	—	46,845	103,405
Advanced subsidy received for construction	602	2,321	2,968

Net cash used in investing activities	(215,165)	(73,776)	(61,802)

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010
Financing activities:
Repayment of long-term debt	(5,690)	(297)	(251)
Repayment of short-term bank borrowings	(74,747)	(59,579)	(34,374)
Proceeds from short-term bank borrowings	73,878	80,443	—
Borrowings, net of repayments, under short-term revolving line of credit	—	6,000	—
Proceeds from exercise of share options	1,010	1,419	2,363

Net cash provided by (used in) financing activities	(5,549)	27,986	(32,262)

Effect of exchange rate changes on cash and cash equivalents	3,093	(95)	3,301

Net increase (decrease) in cash and cash equivalents	(156,961)	23,886	34,891
Cash and cash equivalents at beginning of year	213,585	56,624	80,510

Cash and cash equivalents at end of year	56,624	80,510	115,401

Supplemental disclosure of cash flow information:
Cash paid for interest	(1,062)	(1,736)	(768)
Cash paid for taxes	(5,286)	(6,090)	(9,263)
Non-cash investing and financing activities:
Accounts payable for purchase of property, plant and equipment	10,434	6,850	5,144
Conversion of convertible notes	5,123	—	—
New share issuance for AppTec acquisition held in escrow	15,172	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

WuXi PharmaTech (Cayman) Inc. (“the Company”) was incorporated under the laws of the Cayman Islands on March 16, 2007. As of December 31, 2010, the Company operated primarily through the following subsidiaries:

Name of company	Place and date of Incorporation / establishment	Attributable equity interest held	Principal activity
WuXi AppTec (BVI) Inc. (“WXAT BVI”)	British Virgin Islands June 3, 2004	100%	Holding company of PRC subsidiaries
WuXi AppTec Co., Ltd. (“WXAT”)	People’s Republic of China June, 2005	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec (Shanghai) Co., Ltd. (“WASH”)	People’s Republic of China April 2, 2002	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai SynTheAll PharmaTech Co., Ltd. (“STA”)	People’s Republic of China January 23, 2003	100%	Pharmaceutical manufacturing
WuXi AppTec (Suzhou) Co., Ltd. (“WASZ”)	People’s Republic of China October 8, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec (Tianjin) Co., Ltd (“WATJ”)	People’s Republic of China June 5, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec Holding Company, Inc.	United States January 3, 2008	100%	Holding company of U.S. subsidiaries
WuXi AppTec, Inc. (“AppTec”)	United States January 3, 2008	100%	Laboratory services to biotechnology and medical device industries
WX (BVI), Limited.	British Virgin Islands July 4, 2008	100%	Holding company of European subsidiaries
Kaipara Enterprises Ltd.	Cyprus July 14, 2008	100%	Shell company
Klivia Investments Sp. Z o.o.	Poland July 31, 2008	100%	Intermediate holding company
WuXi AppTec Biotechnology Co., Ltd. (“WABIO”)	People’s Republic of China May 25, 2010	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec (Wuhan) Co., Ltd (“WAWH”)	People’s Republic of China November 30, 2010	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai AppTec(HK) Limited	Hong Kong December 10, 2010	100%	Shell company

On February 25 and February 28, 2008, the Company renamed its People’s Republic of China (“PRC”) subsidiaries and BVI holding company, respectively, after the acquisition of AppTec.

The Company, together with its subsidiaries, is principally engaged in providing laboratory and manufacturing services to support research and development for pharmaceutical, biotechnology and medical device companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses in the financial statements and accompanying notes. The significant estimates included in the accompanying consolidated financial statements include assumptions regarding the valuation of goodwill and other long-lived assets, the estimated useful lives of long-lived assets, valuation of deferred tax assets, provision for uncertain tax positions and certain assumptions used in the computation of share-based compensation expense. Actual results may vary from these estimates.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(g) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Interest capitalized into property, plant and equipment was $0, $178, and $0 in 2008, 2009 and 2010, respectively. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. The Company expenses repair and maintenance costs when they are incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 years
Vehicles	5 years
Fixtures and equipment	1 to 15 years
Building improvement	3 to 11 years

(h) Prepaid land use rights

All land in the PRC is owned by the PRC government, who, according to PRC law, may sell the right to use the land for a specified period of time. Prepaid land use rights are recognized ratably over the life of the 50-year land lease.

(i) Intangible assets, net

Intangible assets consist primarily of acquired software licenses and customer relationships. They are recorded at cost less accumulated amortization. Customer relationships are amortized on an accelerated basis of between three and four years, while all the other intangible assets are amortized on a straight-line basis over their expected useful lives ranging from 2 to 10 years.

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

No goodwill impairment was recognized during the year ended December 31, 2009 and 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(j) Goodwill —continued

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

A rollforward of goodwill by segments is as follows:

	Laboratory Services	Manufacturing Services	Total
Balance as of January 1, 2008	$—	$—	$—
Goodwill arising from the acquisition of AppTec	65,938	29,624	95,562
Impairment recognized in 2008	(41,982)	(29,624)	(71,606)

Balance as of December 31,2008, 2009 and 2010	$23,956	$—	$23,956

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

No impairment charge was recognized during the years ended December 31, 2009 and 2010.

As of December 31, 2008, for the reason stated in Note 2(j), the Company performed a recoverability test of its long-lived assets and recognized an impairment of acquired intangibles of $18.5 million related to its continuing operations, and an impairment of $20.0 million related to its discontinued operations, of which $5.9 million was for acquired intangible assets and $14.1 million was for property, plant and equipment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(l) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Revenue is recognized net of sales-related taxes of $179, $142 and $99 for the years ended December 31, 2008, 2009 and 2010, respectively.

For laboratory services provided on a fee-for-service or project basis, the Company recognizes revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report. Revenue for long-term projects is recognized ratably over the expected term of the project.

For laboratory services provided under a full time equivalent (“FTE”) basis, the customer pays a fixed rate per FTE and the Company recognizes revenue as the services are provided. FTE contracts do not require acceptance by the customer of fixed deliverables from the Company.

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

(m) Shipping and handling costs

Shipping and handling costs relating to the delivery of technical reports or products are included in selling expenses and were $643, $295 and $76 for the years ended December 31, 2008, 2009 and 2010, respectively.

(n) Government subsidies

Government subsidies are initially recorded as advanced subsidies and are recognized as reduction of general and administrative expenses, or as other income, or as reduction of cost of assets acquired when the associated obligations for earning such subsidies have been met. The Company received government subsidies of $4.9 million, $6.2 million and $8.6 million during the years ended December 31, 2008, 2009 and 2010. The Company recognized government subsidies for general corporate purposes of $2.3 million, $4.4 million and $4.1 million as either a reduction of general and administrative expenses or as other income and $0.3 million, $2.4 million and $1.5 million as reductions of the cost of assets acquired during the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2009 and 2010, the Company had recorded $4.2 million and $7.4 million of advanced subsidies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(p) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $269, $253 and $511 for the years ended December 31, 2008, 2009 and 2010, respectively, and are classified as selling and marketing expenses.

(q) Share-based compensation

Share-based awards are recognized as compensation expenses, net of estimated forfeitures, in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the service period. Share-based compensation expenses have been recorded in either cost of revenues, selling and marketing expenses, or general and administrative expenses, depending on the job functions of the grantees. The Company recognized share-based compensation expenses of $13.0 million, $10.2 million and $10.1 million for the years ended December 31, 2008, 2009 and 2010, respectively (see Note 11).

Share-based compensation has been recorded as follows:

	Year Ended December 31,
	2008	2009	2010
Cost of revenues	3,020	2,685	3,636
Selling and marketing expenses	—	131	121
General and administrative expenses	10,026	7,404	6,328

Total	13,046	10,220	10,085

(r) Income taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates a deferred tax asset or liability using current tax laws and enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The Company establishes valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. The Company does not provide deferred taxes related to the U.S. GAAP basis in excess of the U.S. tax basis in the investment in the Company’s foreign subsidiaries to the extent such amounts relate to permanently reinvested earnings and profits of such foreign subsidiaries.

Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely to be sustained upon the ultimate settlement of such uncertain position.

(s) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and the if-converted method for convertible notes. Ordinary share equivalents are excluded from the computation in loss years as their effects would be anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(t) Foreign currency translation

The reporting currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the exchange rate at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into U.S. dollars at the applicable rates of exchange prevailing on the date the transaction occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of the Company’s PRC subsidiaries are maintained in local currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Cumulative translation adjustments are shown as a separate component of accumulated other comprehensive income in the statement of changes in equity and comprehensive income (loss). Transaction gains and losses are recognized in the statements of operations in other income, net.

The Renminbi (“RMB”), the local currency of the Company’s PRC subsidiaries, is not a freely convertible currency. The PRC State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $64.0 million and $70.9 million as of December 31, 2009 and 2010, respectively.

(u) Derivative instruments

From time to time, the Company enters into deliverable and non-deliverable foreign-exchange forward contracts with financial institutions to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with outstanding accounts receivable. The Company does not apply hedge accounting to the instruments and, as such, they are marked to market at each reporting date, with changes in fair value recognized in the statements of operations.

The gains (losses) from foreign-exchange forward contracts were ($0.2) million, $3.6 million and $2.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and have been included in other income, net.

(v) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income and foreign-currency translation adjustments. The Company discloses this information on its statement of changes in equity and comprehensive income (loss).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(x) New accounting pronouncements

In April 2010, the Emerging Issues Task Force (“EITF”) reached a final consensus on the milestone method of revenue recognition and published Accounting Standards Update (“ASU”) 2010-17, “Revenue Recognition—Milestone Method (Topic 605).” The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

In December 2010, Financial Accounting Standards Board (“FASB”) issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Company does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 is not expected to impact the Company’s financial position, results of operations, or cash flows, as its requirements only pertain to financial statement footnote disclosure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

3. ACQUISITION

AppTec

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

The Company issued 4,120,526 of its ordinary shares for the acquisition. These shares were required to be held for a 15-month period in escrow through April 30, 2009 to cover potential indemnities. The fair value of the ordinary shares of $15.2 million was calculated as the average market price of the Company’s common shares over the two-day period before and after the terms of the acquisition were agreed to and announced.

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

The $95.6 million of goodwill was assigned to the laboratory services and manufacturing services segments in the amounts of $66.0 million and $29.6 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

3. ACQUISITION—continued

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

In 2009, the Company paid $13.5 million instead of issuing equity shares. Therefore the 4,120,526 ordinary shares held in escrow were returned to, and subsequently cancelled by the Company.

Pro forma results of operations (unaudited)

The following table summarizes unaudited pro forma result of operation for the year ended December 31, 2008 as if the acquisition had occurred as of January 1, 2008. This pro forma result has been prepared for informational purposes only based on the Company’s best estimate and is not indicative of the result of operation that would have been achieved had the acquisition occurred as of January 1, 2008.

2008
Revenues from continuing operations	$258,520

Net income (loss)	$(61,659)

—from continuing operations	(11,622)
—from discontinued operations	(50,037)
Income (loss) per ordinary share from continuing operations
Basic	$(0.02)

Diluted	$(0.02)

Loss per ordinary share from discontinued operations
Basic	$(0.10)

Diluted	$(0.10)

Income (loss) per ordinary share
Basic	$(0.12)

Diluted	$(0.12)

The operating results of the U.S. biologics manufacturing operations were disclosed as discontinued operations for the years ended December 31, 2008 and 2009.

Charles River Laboratories International Inc. (“Charles River”)

On April 26, 2010, the Company and Charles River, a Boston-based contract research organization, entered into an Agreement and Plan of Arrangement, referred to as an acquisition agreement. On July 29, 2010, the Company signed a termination agreement with Charles River to terminate the previously proposed acquisition agreement. In accordance with the terms of the termination agreement, on July 29, 2010, the Company received a payment of a $30 million termination fee from Charles River for full satisfaction of the parties’ obligations under the acquisition agreement. The termination agreement also included mutual releases of any claims and liabilities arising out of or relating to the acquisition agreement. Of the $30 million termination fee, $5 million was used to offset the merger-related costs in general and administrative expenses and the remaining $25 million of the termination fee was recorded in other income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

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

Financial assets and liabilities that are recorded at fair value on a recurring basis reflect fair value at the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The Company applies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

•

Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•

Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•

Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

5. FAIR VALUE MEASUREMENT—continued

As of December 31, 2009 and 2010, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Description	Year Ended December 31, 2009	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives not designated as hedging instruments: Foreign-exchange forward contracts — recorded in other current assets	$276	$—	$276	$—

Description	Year Ended December 31, 2010	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives not designated as hedging instruments: Foreign-exchange forward contracts — recorded in other current assets	$2,533	$—	$2,533	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

5. FAIR VALUE MEASUREMENT—continued

The following tables present the amounts related to derivative instruments affecting the Company’s consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010:

	Amount of Gain (Loss) on Derivatives Recognized in Income
Derivative Type	2008	2009	2010
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other income, net	$(184)	$3,636	$2,773

The Company held deliverable foreign-exchange forward contracts with a total notional value of $115.0 million and $101.0 million as of December 31, 2009 and 2010, respectively. These contracts mature in one to eleven months. In 2009 and 2010, the Company entered into non-deliverable foreign-exchange forward contracts with a well-known financial institution. Under such contracts, parties agree to exchange two currencies at pre-determined rate at a specified date in the future without physical delivery of the two currencies. A non-deliverable forward currency contract is an illiquid instrument that is not transferrable or tradable. As such, the Company will hold the instruments until the settlement date. The Company held non-deliverable forward contracts with notional value of $10.0 million and $66.0 million as of December 31, 2009 and 2010, respectively, and non-deliverable forward contract options with notional values of $50.0 million and $30.0 million as of December 31, 2009 and 2010, respectively. These contracts mature in one to twelve months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

5. FAIR VALUE MEASUREMENT—continued

Date	Financial instrument	Notional value	Fair value
As of December 31, 2009	Deliverable foreign-exchange forward contract	$115,000	$5

As of December 31, 2009	Non-deliverable foreign-exchange forward contract and option	$60,000	$271

As of December 31, 2010	Deliverable foreign-exchange forward contract	$100,970	$1,518

As of December 31, 2010	Non-deliverable foreign-exchange forward contract and option	$96,000	$1,015

The Company used the Black-Scholes option pricing model in valuing the non-deliverable foreign exchange forward contract options. The Black-Scholes model requires the inputs including the spot, forward and interest rates and market-implied volatility, which were loaded from external sources.

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

The estimated fair value of the Company’s financial instruments, including short-term investments, accounts receivables, advances to suppliers, accounts payable, income tax payable, accrued liabilities and short-term borrowings, approximates their carrying value due to their short-term nature. The fair value of long-term borrowing were $2.2 million and $2.0 million as of December 31, 2009 and 2010, respectively, which were estimated based on discount cash flow at prevalent market rates on each valuation date. The convertible notes had a carrying value of $35.9 million as of December 31, 2009 and 2010, and fair value of $49.9 million and $46.8 million as of December 31, 2009 and 2010, respectively, which was comprised of the present value of the loan feature and the fair value of the conversion feature computed using the Black-Scholes model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

6. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2009	2010
Raw materials	$4,095	$7,233
Work-in-progress	4,588	7,752
Finished goods	5,593	2,292

Total	$14,276	$17,277

For the years ended December 31, 2008, 2009 and 2010, inventory was written down by $4.7 million, $0.4 million and $0.3 million, respectively, to reflect the lower of cost or market.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2009	2010
Buildings	$44,092	$64,715
Vehicles	1,840	2,008
Fixtures and equipment	107,657	146,097
Building improvements	34,464	42,465

Total	188,053	255,285
Less: Accumulated depreciation	(49,744)	(71,902)

Subtotal	138,309	183,383
Construction in progress	43,521	22,164

Property, plant and equipment, net	$181,830	$205,547

Depreciation expense was $16.4 million, $20.4 million and $25.9 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Impairment charges for property, plant and equipment were $14.1 million, $0 and $0 for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2009 and 2010, the Company did not have any pledged property, plant and equipment to secure banking facilities granted to the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

8. INTANGIBLE ASSETS, NET

As of December 31, 2009 and 2010, the Company had the following amounts related to amortizable intangible assets:

	As of December 31,
	2009	2010
Cost:
Customer relationships	$9,381	$9,463
Software	4,626	3,269

Total	$14,007	$12,732

Accumulated amortization:
Customer relationships	(3,587)	(6,648)
Software	(3,786)	(1,830)

Total	$(7,373)	$(8,478)

Intangible assets, net	$6,634	$4,254

The Company recorded amortization expense of $14.7 million, $3.6 million and $3.3 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Impairment charges for intangible assets were $24.3 million, $0 and $0 for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table presents the total estimated amortization expense for intangible assets for the following succeeding years:

Year	Total
2011	1,814
2012	1,628
2013	148
2014	120
2015	91
Thereafter	453

Total	4,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

9. BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2009	2010
PRC
Short-term bank borrowings	$24,164	$—

PRC subtotal	$24,164	$—

Cayman
Short-term bank borrowing	$10,000	—

U.S.
Senior debt—borrowings under term note	2,208	2,115
Subordinated debt	158	—

U.S. subtotal	$2,366	$2,115

Grand total	$36,530	$2,115

Analysis as:
Short-term bank borrowings	$34,164	$—
Long-term debt, current portion	251	263

Sub-total, current portion	34,415	263
Long-term debt, non-current portion	2,115	1,852

Total	$36,530	$2,115

The Company’s PRC subsidiaries had long-term bank borrowings of $4.4 million as of December 31, 2008, which was fully repaid in 2009. The average interest rate on the borrowings was 6.90% and 7.18% per annum for the years ended December 31, 2008 and 2009, respectively.

As of December 31, 2009, the Company’s PRC subsidiaries had short-term bank borrowings of $24.2 million from various financial institutions, bearing interest ranging from 4.37% to 5.32%, which were fully repaid in 2010. The borrowings contain a financial covenant that prohibits outstanding debt of the Company’s subsidiaries from exceeding the subsidiaries’ net assets. The average interest rate was 4.96% and 4.95% for the years ended December 31, 2009 and 2010, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

9. BORROWINGS—continued

On January 8, 2009, the Company entered into a facility agreement in the amount of $20.0 million, which includes a $4.0 million U.S.-dollar-denominated short-term loan facility and a $16.0 million U.S.-dollar-denominated revolving loan facility. Interest is computed at the London Interbank Offered Rate (“Libor”) of similar duration as the borrowings plus 4%. No fee is charged on undrawn balances. As of December 31, 2009, the Company had drawn $4.0 million and $6.0 million under the short-term and revolving credit facilities, respectively. The $6.0 million revolving loan facility had an original maturity of three months. The amount drawn down in 2009 was fully repaid in 2010. The average interest rates on the borrowings were 5.49% and 3.26% for the years ended December 31, 2009 and 2010, respectively. The facility agreement contains financial covenants that require the Company to meet certain ratios for debt to equity; debt to earnings before interest, tax, depreciation and amortization (“EBITDA”); interest coverage ratios. In addition, the Company is required to maintain a balance of total assets less goodwill, intangible assets and total liabilities greater than $225.1 million. Dividend payout by the Company to its shareholders cannot exceed 35% of the total net income for the year in which the dividend payout is made. The agreement also limited the amount of new loans entered into by the Company.

On January 28, 2010, the Company converted the credit facility into a one-year revolving line of credit of $20.0 million. The interest rate for each drawn down was based on the Libor rate for the corresponding period on draw-down date plus 2.5%. The revolving line of credit facility requires the Company to meet certain ratios and maintain the minimum balance of total assets less goodwill, intangible assets and total liabilities of $150 million. As of December 31, 2010, the Company had drawn $0 under the one-year revolving line of credit.

On January 24, 2011, the Company renewed the revolving line of credit for another one year. According to the renewal agreement, the Company shall pay a management fee at the rate of 20 base points per annum for undrawn amount under the facility.

AppTec entered into a credit and security agreement in July 2007 and subsequently amended the agreement in July 2008. The agreement provided a revolving line of credit of $8.0 million through July 14, 2010. The total draw down of $2.9 million in 2008 was fully repaid in February 2009. $0 was drawn in 2009 and 2010. The weighted-average interest rates for the drawn down were 5.09% and 4.57% for the years ended December 31, 2008 and 2009, respectively.

AppTec entered into a term note with a principal amount of $3.8 million on February 13, 2003, which is payable in 180 consecutive monthly payments of principal and interest totaling $28. The term note bears interest at a fixed rate of 4% per annum. As of December 31, 2010, the outstanding balance of the term note is $2.1 million.

On February 28, 2003, AppTec obtained a machinery and equipment loan fund agreement (“MELF”) for $500. The MELF is payable in 84 consecutive monthly payments of principal and interest totaling approximately $7 and bears interest at a fixed rate of 3% per annum. The balance of subordinated debt was $0 as of December 31, 2010.

The schedule of future payments as of December 31, 2010 is as follows:

2011	$263
2012	211
2013	209
2014	220
2015	231
Thereafter	981

Total	$2,115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

Contingent conversion

At any time after an IPO or a sale transaction occurs, the note holders shall have the right, but not the obligation, to convert in whole or in part the outstanding principal amount plus all accrued and unpaid interest thereon to the date of such conversion into such number of fully paid ordinary shares of the Company.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

Details of the carrying value of the convertible notes as of December 31, 2009 and 2010 are as follows:

Principal of convertible notes	$35,000

Interest accrued	864

Convertible notes as of December 31, 2009 and 2010	$35,864

11. SHARE-BASED COMPENSATION EXPENSE

The Company measures share-based compensation as the grant date fair value of the award and recognizes this amount as an expense over the grant recipients’ requisite service period.

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2008	2009	2010
Share options	$5,574	$2,934	$1,240
Restricted stock units	7,472	7,286	8,845

Total share-based compensation expense	$13,046	$10,220	$10,085

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

11. SHARE-BASED COMPENSATION EXPENSE—continued

On June 1, 2006, the shareholders of the Company approved and reserved an aggregate of 74,044,450 ordinary shares for the issuance of options granted on July 18, 2005 and for options granted in 2006 and 2007. In 2007, the Company granted an aggregate of 10,416,950 share options. These options generally vest in two to four years.

On July 15, 2008, the Company adopted the 2007 Employee Share Incentive Plan (the “Plan”), which was approved by the Board of Directors. The Plan provides for the issuance of share-based awards such as share options and nonvested restricted stock units of 46,044,400 ordinary shares. On November 12, 2010, the Company’s shareholders approved an increase of the number of shares in shares-based awards under the Plan to 82,044,400 as of December 31, 2010. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest in one to five years. The maximum term of each share option expires ten years from the grant date. As of December 31, 2010, the Company granted 14,601,138 share options and 26,692,024 nonvested restricted stock units under the Plan.

The Company recognizes the share-based compensation expense using a graded vesting attribution model for each separately vesting portion of the share-based awards.

Share options

The fair value of each share option awarded is estimated on the date of grant using the Black-Scholes option pricing model with the following significant assumptions:

	2008	2009	2010
Risk-free interest rate	1.67 to 3.60%	2.11 to 3.50%	1.84 to 3.03%
Expected life (in years)	5.00 to 7.00	6.00 to 6.50	5.50 to 6.25
Expected volatility	28.48 to 38.24%	33.14 to 46.93%	43.50 to 45.20%
Expected dividends	—	—	—

The weighted-average grant-date fair value of options granted for the years ended December 31, 2008, 2009 and 2010 was $0.99, $0.53 and $0.94, respectively.

The measure of expected volatility is based on the average historical volatility of the Company and comparable companies over a time period commensurate with the expected life of the option. The Company uses available data to estimate the timing of option exercises and employee terminations within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury note yield.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

11. SHARE-BASED COMPENSATION EXPENSE—continued

Share options—continued

The following summarizes the Company’s share option activity as of and for the year ended December 31, 2010:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value
Outstanding at January 1, 2010	17,694,536	$1.05	8.23 years	$16,668
Granted	1,499,200	2.02
Forfeited	(2,181,504)	1.75
Exercised	(5,719,584)	0.41

Outstanding at December 31, 2010	11,292,648	1.34	7.98 years	$10,042

Vested or expected to vest at December 31, 2010	10,893,799	$1.33	7.94 years	$9,871

Exercisable at December 31, 2010	4,477,976	$1.19	6.24 years	$5,111

The calculation of the weighted-average remaining contractual term above does not include 54,145,000 options granted prior to July 24, 2006 and 1,000,000 options granted on August 1, 2007, which do not have a stated expiration date.

As of December 31, 2010, there was $1.6 million of total unrecognized compensation expense related to unvested share options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.44 years.

Nonvested Restricted Stock Units

The fair value of each nonvested restricted stock unit is based on the fair market value of the underlying ordinary shares on the date of grant.

A summary of nonvested restricted stock unit activity under the Plan for the year ended December 31, 2010 is presented below:

Nonvested Restricted Stock Units	Number of nonvested restricted stock units	Weighted average grant-date fair value
Nonvested restricted stock units at January 1, 2010	15,916,488	$1.34
Granted	7,334,400	1.92
Forfeited	(2,594,504)	1.23
Vested	(4,643,240)	1.67

Nonvested restricted stock units at December 31, 2010	16,013,144	$1.47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

11. SHARE-BASED COMPENSATION EXPENSE—continued

Nonvested Restricted Stock Units—continued

As of December 31, 2010, there was $11.4 million of total unrecognized compensation expense related to nonvested restricted stock units under the plan, which is expected to be recognized over a weighted-average period of 2.63 years.

The total fair value of nonvested restricted stock units vested in 2008, 2009 and 2010 was $0.8 million, $6.0 million and $7.8 million, respectively.

12. INCOME TAXES

Cayman Islands Taxation

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income tax.

British Virgin Islands Taxation

The Company’s intermediate offshore holding company, WXAT BVI and WX (BVI) Limited, are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, WXAT BVI and WX (BVI) Limited are not subject to income tax.

Hong Kong Taxation

The Company’s intermediate offshore holding company, Shanghai AppTec (HK) Limited is subject to Hong Kong profit tax at a rate of 16.5% in 2010. No Hong Kong profit tax has been provided as Shanghai AppTec (HK) Limited has not had assessable profit that was earned in or derived from Hong Kong during 2010.

PRC Taxation

The Company’s subsidiaries are registered in the PRC as manufacturing foreign invested enterprises or Foreign-Invested Enterprises (“FIEs”), which allow them to qualify for certain preferential tax treatment.

Under China’s Unified Enterprise Income Tax Law (“New EIT Law”), FIEs and domestic companies are subject to a uniform tax rate of 25% effective from January 1, 2008. The New EIT Law provides a five-year transition period from its effective date for those enterprises that were established before the promulgation of the new tax law and that were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In addition, according to the New EIT Law, entities that qualify as high and new-technology enterprises or HNTE especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

WXAT is an FIE engaged in manufacturing with a business term of over ten years and is registered in the Wuxi Taihu National Tourist Resort Zone. Effective January 1, 2008, it is entitled to enjoy a 15% preferential tax rate as an HNTE. The Shanghai branch of WXAT, located in the Shanghai Waigaoqiao Free Trade Zone, is subject to the same income tax rate as WXAT.

WASH, a manufacturing FIE located in the Shanghai Waigaoqiao Free Trade Zone, began its transition periods in accordance with the New EIT Law resulting in income tax rates of 9%, 10%, and 11% for year ended December 31, 2008, 2009 and 2010, respectively. In 2009, WASH was recognized as Advanced Technology Service Enterprise (“ATSE”), eligible to enjoy a preferential income tax rate of 15% from 2009 to 2013. However, WASH chose to continue using the transitional period tax rate until expiration in 2010 according to relevant transitional rule to the New EIT Law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. INCOME TAXES—continued

PRC Taxation—continued

STA is an FIE located in Jinshan, Shanghai, that is engaged in manufacturing. It is entitled to the 2+3 tax holiday under the old Foreign Enterprise Income Tax Law (“FEIT”) which began in 2008. As such STA is subject to an income tax rate of 0%, 0% 12.5%, 12.5%, 12.5% and 25% for 2008, 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.

WATJ is an FIE engaged in discovery chemistry services. It is located in Tianjin, and is subject to the five-year transition period rates. WATJ is entitled to the 2+3 tax holiday under the old FEIT Law which began in 2008. As such, WATJ is subject to an income tax rate of 0%, 0%, 11%, 12%, 12.5% and 25% for 2008, 2009, 2010, 2011, 2012, 2013 and thereafter.

WASZ, located in Suzhou, is a manufacturing FIE engaged in toxicology services. WASZ is entitled to the 2+3 tax holiday under the old FEIT Law which began in 2008. As such, WASZ is subject to an income tax rate of 0%, 0%,12.5%, 12.5%,12.5% and 25% for 2008, 2009, 2010, 2011, 2012, 2013 and thereafter. In 2010, WASZ was recognized as an ATSE and was eligible to enjoy a preferential income tax rate of 15% from 2010 to 2013. However, WASZ chose to continue using the transitional period tax rate until its expiration in 2012 according to the relevant transitional rule to the New EIT Law.

WAWH, located in Wuhan, was incorporated in November 2010 and is subject to the uniform tax rate of 25% for the year ended December 31, 2010 and thereafter.

WABIO, located in Wuxi, was incorporated in May 2010 and is subject to the uniform tax rate of 25% for the year ended December 31, 2010 and thereafter.

United States Taxation

WuXi AppTec Holding Company, Inc. and WuXi AppTec, Inc. are registered in Delaware. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 5% to 10%.

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2008	2009	2010
Current tax expense
China	$6,195	$8,290	$9,991
United States	5	5	67
Other	786	54	39
Deferred tax expense (benefit)
China	(235)	(1,923)	(1,651)
United States	(10,768)	(1,282)	1,795
Other	1	—	3

Income tax expense (benefit)	$(4,016)	$5,144	$10,244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. INCOME TAXES—continued

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2009	2010
Current deferred tax assets:
Inventory write down	$1,608	201
Prepaid expenses and accruals	(259)	(69)
Target bonus accrual	996	1,646
Accrued intercompany interest payable	740	—
Other	1,008	1,201

Subtotal	$4,093	$2,979
Noncurrent deferred tax assets:
Net operating loss carry-forward	12,237	12,520
Deferred lease credit and deferred rent	1,394	1,340
Fixed asset basis difference	(2,299)	(2,347)
Intangible asset basis difference	(2,176)	(1,038)
Other	358	412

Subtotal	$9,514	$10,887

Total deferred tax assets	$13,607	$13,866

Current deferred tax liabilities:
Unrealized foreign exchange gains and losses	$—	$228

Subtotal	$—	$228
Noncurrent deferred tax liabilities:
Fixed asset basis difference	104	105
Intangible asset basis difference	23	14
Others	1	80

Subtotal	$128	$199

Total deferred tax liabilities	$128	$427

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. INCOME TAXES—continued

A reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year Ended December 31,
	2008	2009	2010
PRC enterprise income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in other jurisdictions	0.0	4.4%	(4.6)%
Expenses not deductible for tax purposes
Entertainment expenses	(0.9)%	0.1%	0.1%
Goodwill impairment	(55.3)%	—	—
Other expenses	1.1%	(1.8)%	(0.8)%
Valuation allowance impact	(6.6)%	—	—
Effect of the uncertainty in income taxes	(5.6)%	—	—
Tax exemption and tax relief
Tax exemptions granted to the group	8.1%	(1.3)%	—
Reduced tax rate impact	48.7%	(15.7)%	(10.8)%
Deferred tax effect due to tax rate change	6.7%	(1.5)%	1.4%
Tax true-up	—	(0.3)%	(0.2)%

Effective tax rate	21.2%	8.9%	10.1%

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2008	2009	2010
Aggregate dollar effect	1,541	745	—
Per share effect—basic	0.003	0.001	—
Per share effect—diluted	0.003	0.001	—

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. As of December 31, 2009 and 2010, the Company had recorded approximately $1.1 million of unrecognized tax benefits, all of which would favorably impact its effective tax rate if recognized.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2010, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. INCOME TAXES—continued

The following table is a roll-forward of the unrecognized tax benefits from December 31, 2009 to December 31, 2010:

(in U.S. dollars )
Balance at January 1, 2009	$1,071
Decrease due to the change of tax rate	(1)

Balance at December 31, 2009 and 2010	$1,070

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

As of December 31, 2010, the Company’s PRC subsidiaries had approximately $224.8 million of undistributed earnings, which were considered to be indefinitely reinvested, and accordingly, no provision for income taxes has been provided thereon. Upon distribution of those earnings generated after January 1, 2008 in the form of dividends or otherwise, the Company would be subject to a 10% withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax.

As of December 31, 2010, the Company’s PRC subsidiary, WASZ had a combined net operating loss carryforward of $8.9 million, of which $0.4 million, $0.1 million, $3.2 million and $5.2 million will expire in 2012, 2013, 2014 and 2015, respectively if not used.

As of December 31, 2010, the Company’s U.S. subsidiaries had federal and state gross operating loss carryforwards of $29.3 million and $39.1 million, respectively, which expire between 2011 and 2029.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance. In the case of a transfer pricing adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2005 through 2010 on non-transfer pricing matters, and from inception through 2010 on transfer pricing matters.

The U.S. subsidiary’s federal income tax returns are subject to examination from 2005 and subsequent years. Currently the Internal Revenue Service (“IRS”) is conducting an examination of our 2008 Federal tax return, and management does not expect the tax audit to significantly impact our consolidated financial statements in 2008, 2009 and 2010. State income tax returns are generally subject to examination for a period of three to four years after filing the respective return.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	Year Ended December 31,
	2008	2009	2010
Net income (loss) from continuing operations	$(14,951)	$53,432	$90,811

Income (loss) from continuing operations attributable to holders of ordinary shares—basic	$(14,951)	$53,432	$90,811
Loss from discontinued operations—net of tax	(49,252)	(558)	—
Income (loss) attributable to holders of ordinary shares—basic	(64,203)	52,874	90,811

Income (loss) attributable to holders of ordinary shares—diluted	$(64,203)	$52,874	$90,811

Weighted-average ordinary shares outstanding used in computing basic earnings per share	510,201,761	543,891,797	556,338,146
Plus: Shares from convertible notes, if converted	—	22,771,002	22,771,002
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stock units	—	22,574,877	18,413,425

Shares used in calculating diluted earnings per share	510,201,761	589,237,676	597,522,573

Basic earnings (loss) per share from continuing operations	$(0.03)	$0.10	$0.16

Diluted earnings (loss) per share from continuing operations	$(0.03)	$0.09	$0.15

Basic loss per share from discontinued operations	$(0.10)	$(0.00)	$—

Diluted loss per share from discontinued operations	$(0.10)	$(0.00)	$—

Basic earnings (loss) per share	$(0.13)	$0.10	$0.16

Diluted earnings (loss) per share	$(0.13)	$0.09	$0.15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

13. EARNINGS PER SHARE—continued

For the years ended December 31, 2008, 2009 and 2010, the following outstanding securities were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive:

	Year Ended December 31,
	2008	2009	2010
Convertible notes	22,771,002	—	—
Share options and nonvested restricted stock units granted	78,059,352	14,906,552	6,462,924

	100,830,354	14,906,552	6,462,924

14. DISTRIBUTION OF PROFITS

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

The general reserve is used to offset future extraordinary losses. Upon a resolution passed by the shareholders and an approval by the original approval authority, the subsidiaries may convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserves by the Company’s PRC subsidiaries totaled $22.6 million, $27.8 million and $28.9 million as of December 31, 2008, 2009 and 2010, respectively. Accordingly, these amounts are not available for distribution to the Company.

As a result of these PRC laws and regulations, the Company is restricted in its ability to transfer the registered net assets to the Company in the form of dividends, loans or advances. The restricted portion amounted to $163.6 million as of December 31, 2010.

15. EMPLOYEE RETIREMENT BENEFIT PLAN

As stipulated under the rules and regulations in the PRC, the Company’s PRC subsidiaries are required to contribute a certain percentage of payroll costs of its employees to state-managed retirement plans operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $3.4 million, $2.9 million and $4.2 million for the years ended December 31, 2008, 2009 and 2010, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

16. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC and U.S. rental expenses were $4.2 million, $6.2 million and $8.2 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2010 were as follows:

Year Ending December 31,
2011	$8,525
2012	6,935
2013	6,223
2014	6,217
2015 and thereafter	27,495

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

c) Capital commitments

As of December 31, 2010, the Company had capital commitments of $10.2 million, which relate to new construction projects and laboratory facility improvements in the PRC. No capital commitments are due in 2011 and thereafter.

17. CONCENTRATION OF CREDIT RISK

The Company’s customers include pharmaceutical, biotechnology and medical device companies. In the majority of circumstances, the Company has agreements in force with these customers that provide for continued involvement in present research projects. However, it is possible that the Company will have no further association with these customers once the present projects conclude.

The following table summarizes customers that contributed greater than 10% of net revenues:

	Year Ended December 31,
Name of Customer	2008	2009	2010
Customer A	*	14.4%	18.4%
Customer B	*	10.9%	*

*	Less than 10%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

17. CONCENTRATION OF CREDIT RISK—continued

The Company did not have accounts receivable greater than 10% of total outstanding accounts receivable with any individual customer as of December 31, 2009 and 2010.

18. SEGMENT REPORTING

Operating segments are components of an enterprise for which separate financial information is available and is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company has two reportable segments based on its major lines of businesses: laboratory services and manufacturing services. Laboratory segment provides services for pharmaceutical, biotechnology and medical device companies. Manufacturing segment produces advances intermediates and Active Pharmaceutical ingredients (“APIs”) for use by pharmaceutical companies. Each operating segment derives its revenues from the sale of services or products, and each is the responsibility of a member of the senior management of the Company who has knowledge of product- and service-specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the Board of Directors, who review the results of the two operating segments when making decisions about allocating resources and assessing performance of the Company.

The following table summarizes the selected revenue and expense information for each reportable segment:

Years ended December 31:
2008:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$205,027	$48,458	$253,485
Cost of revenues	(124,723)	(32,420)	(157,143)

Gross profit	$80,304	$16,038	$96,342

2009:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$249,909	$20,110	$270,019
Cost of revenues	(145,153)	(16,461)	(161,614)

Gross profit	$104,756	$3,649	$108,405

2010:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$294,856	39,205	334,061
Cost of revenues	(175,116)	(31,353)	(206,469)

Gross profit	$119,740	7,852	127,592

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

18. SEGMENT REPORTING—continued

For the years ended December 31, 2008, 2009 and 2010, respectively, the net revenues of laboratory services and manufacturing services were principally derived from discovery chemistry services and from the sale of advanced intermediates and APIs, respectively.

The Company’s revenues by geographic region determined according to the location of the customers were as follows:

	Year Ended December 31,
	2008	2009	2010
United States	$202,726	$209,579	$239,028
Europe	31,019	31,801	42,167
Other countries	19,919	28,781	52,965

Gross revenues	$253,664	$270,161	$334,160
Sales tax	(179)	(142)	(99)

Net revenues	$253,485	$270,019	$334,061

The Company’s long-lived assets by geographic region determined according to the location of the assets were as follows:

	December 31,
	2009	2010
China	$164,468	$188,863
United States	17,362	16,684

Total	$181,830	$205,547

19. RELATED PARTY TRANSACTIONS

Beginning January 1, 2005, the Company entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd. (“Shanghai Lechen”) for exporting advanced intermediates and APIs. Shanghai Lechen is owned by the parents of Dr. Ning Zhao, Lead Advisor of Analytical Services, Corporate Head of Human Resources, and a director of the Company. Agency service fees paid to Shanghai Lechen by the Company for the years ended December 31, 2008, 2009 and 2010 were $155, $131 and $154, respectively.

20. SUBSEQUENT EVENTS

On January 5, 2011, the Company entered into a revolving loan facility agreement under which the Company could borrow up to $7.5 million denominated in U.S. dollar and solely used for operations, The interest rate for each drawdown is based on Libor rates of the corresponding period of draw-down plus 2.5%. or a market rate mutually agreed. The revolving loan facility will be reviewed at least annually. No fee is charged on undrawn balances. As of April 19, 2011, the Company has fully drawn down the revolving loan facility of $7.5 million at interest rates of 3.19%-3.60% with terms of six months for each draw-down respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

20. SUBSEQUENT EVENTS—continued

On March 30, 2011, the Company entered into a Share Purchase Agreement to acquire Chemdepo, Inc., a U.S.- based service provider for the pharmaceutical industry. Chemdepo primarily offers radioactive chemistry compound synthesis services. The total purchase price was $1.35 million including $1.15 million in cash and 12,821 ADSs of the Company’s restricted common stock valued at approximately $0.2 million. The restricted common stocks will vest over the four-year period following the acquisition. Through the acquisition, the Company is expanding its capability in serving our customers in this particular area. The acquisition will be included in the Company’s laboratory services segment.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

BALANCE SHEETS

	December 31,
	2009	2010
Assets
Current assets:
Cash and cash equivalents	3,909	5,461
Dividends receivable	8,151	8,404
Other current assets	2,226	1,128

Total current assets	14,286	14,993

Non-current assets:
Investment in subsidiaries	314,749	415,271
Other non-current assets	263	189

Total assets	329,298	430,453

Liabilities and equity
Current liabilities:
Short-term borrowings	10,000	—
Accrued liabilities	1,878	762
Other tax payable	651	227
Other current liabilities	772	770

Total current liabilities	13,301	1,759

Non-current liabilities:
Convertible notes	35,864	35,864

Total liabilities	49,165	37,623

Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2009 and 2010; 550,609,256 and 560,972,080 issued and outstanding as of December 31, 2009 and 2010, respectively)	11,012	11,219
Additional paid-in capital	320,672	332,913
Accumulated deficit	(68,631)	22,180
Accumulated other comprehensive income	17,080	26,518

Total equity	280,133	392,830

Total liabilities and equity	329,298	430,453

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2009	2010
Operating expenses:
Selling and marketing expenses	(3)	—	(75)
General and administrative expenses(1)	(18,654)	(15,561)	(10,449)

Operating loss	(18,657)	(15,561)	(10,524)
Equity in earnings (loss) of subsidiaries	(49,058)	63,929	75,287
Other income, net	1,267	5,261	26,298
Interest expense	(—)	(756)	(250)
Interest income	3,015	1	—

Income (loss) before income taxes	(63,433)	52,874	90,811
Income tax expense	(770)	—	—

Net income (loss)	(64,203)	52,874	90,811

Note(1):	General and administrative expenses include $3.0 million, $2.6 million and $3.5 million of share-based compensation expense for the years ended December 31, 2008, 2009 and 2010, respectively. These amounts have been classified as cost of revenues in the consolidated statements of operations for WuXi Pharmatech (Cayman) Inc.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

	Ordinary		Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total Equity	Comprehensive Income (loss)
	Shares	Amount
Balance as of January 1, 2008	492,226,776	9,845	291,020	(57,302)	7,835	251,398

Issuance of ordinary shares held in escrow in connection with acquisition	4,120,526	82	15,090	—	—	15,172
Shares issued upon conversion of convertible notes	3,253,000	65	5,058	—	—	5,123
Issuance of ordinary shares pursuant to share option plan	29,785,288	596	414	—	—	1,010
Share-based compensation expense	—	—	13,047	—	—	13,047
Cumulative translation adjustment	—	—	—	—	9,329	9,329	9,329
Net loss	—	—	—	(64,203)	—	(64,203)	(64,203)

Balance as of December 31, 2008	529,385,590	10,588	324,629	(121,505)	17,164	230,876	(54,874)

Cancellation of ordinary shares held in escrow in connection with acquisition	(4,120,526)	(82)	(15,090)	—	—	(15,172)
Issuance of ordinary shares pursuant to share option plan	25,344,192	506	913	—	—	1,419
Share-based compensation expense	—	—	10,220	—	—	10,220
Cumulative translation adjustment	—	—	—	—	(84)	(84)	(84)
Net income	—	—	—	52,874	—	52,874	52,874

Balance as of December 31, 2009	550,609,256	11,012	320,672	(68,631)	17,080	280,133	52,790

Issuance of ordinary shares pursuant to share option plan	10,362,824	207	2,156	—	—	2,363
Share-based compensation expense	—	—	10,085	—	—	10,085
Cumulative translation adjustment	—	—	—	—	9,438	9,438	9,438
Net income	—	—	—	90,811	—	90,811	90,811

Balance as of December 31, 2010	560,972,080	11,219	332,913	22,180	26,518	392,830	100,249

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

CASH FLOW STATEMENTS

	Year Ended December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	(64,203)	52,874	90,811
Adjustment to reconcile net income to net cash used in operating activities:
Share-based compensation expense	13,046	9,292	9,210
Equity in earnings of subsidiaries	49,058	(63,929)	(75,287)
Loss (gain) on forward contracts marked to market	418	(689)	(745)
Gain from settlement of escrow shares	—	(1,672)	—
Changes in assets and liabilities:
Amount due to related parties	(2)	—	—
Other current assets	482	525	670
Other non-current assets	419	74	74
Other current liabilities	769	1	(1)
Other taxes payable	624	28	(425)
Accrued liabilities	347	526	(1,115)

Net cash provided by (used in) operating activities	958	(2,970)	23,192

Investing activities:
Long-term investment in subsidiaries	(165,840)	(22,432)	(14,003)
Dividends received from subsidiaries	17,059	13,754	—

Net cash used in investing activities	(148,781)	(8,678)	(14,003)

Financing activities:
Repayment of short-term bank borrowings	—	(10,000)	(10,000)
Proceeds from short-term bank borrowings	—	14,000	—
Net proceeds/payment from revolving line of credit	—	6,000	—
Proceeds from exercise of share options	1,010	1,419	2,363

Net cash provided by (used in) financing activities	1,010	11,419	(7,637)

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS —(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

CASH FLOW STATEMENTS —(Continued)

	Year Ended December 31,
	2008	2009	2010
Net increase (decrease) in cash and cash equivalents	(146,813)	(229)	1,552
Cash and cash equivalents at beginning of period	150,951	4,138	3,909

Cash and cash equivalents at end of period	4,138	3,909	5,461

Non-cash investing and financing activities:
Dividend declared not collected	14,140	—	—
Conversion of convertible notes	5,123	—	—
New share issuance for AppTec acquisition held in escrow	15,172	—	—

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS —(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

2) The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3) Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

4) As of December 31, 2008, 2009 and 2010, there were no material contingencies, significant provision of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statement.

5) For the year ended December 31, 2008, $17.1 million in cash dividends were paid to the Company by WXAT. For the year ended December 31, 2009, $7.7 million and $6.0 million in cash dividends were paid to the Company by WXAT and WASH, respectively. For the year ended December 31, 2010, no cash dividend was paid to the Company by its subsidiaries.

* * * * *