Form 20-F
period 2011-12-31
WuXi PharmaTech (Cayman) Inc.
filed 2012-04-20
CIK 1403132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 570,489,352

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

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

TABLE OF CONTENTS [TO BE UPDATED]

1

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•

“we,” “us,” “our company” and “our” refer to WuXi PharmaTech (Cayman) Inc., or WuXi, and its consolidated subsidiaries, including WuXi AppTec (BVI) Inc., or WXAT BVI; WuXi AppTec Co., Ltd., or WXAT; WuXi AppTec (Shanghai) Co., Ltd., or WASH; Shanghai SynTheAll Pharmaceutical Co., Ltd., or STA; WuXi AppTec (Tianjin) Co., Ltd., or WATJ; WuXi AppTec (Suzhou) Co., Ltd., or WASZ; WuXi AppTec Holding Company, Inc.; WuXi AppTec, Inc., or AppTec; WX (BVI) Limited; Kaipara Enterprises Ltd.; Klivia Investments Sp. z o.o.; WuXi AppTec Biopharmaceuticals Co., Ltd., or WABIO; WuXi AppTec (Wuhan) Co., Ltd., or WAWH; and Shanghai AppTec (HK) Co., Limited; Global Bond Investments Limited; Chemdepo, Inc.; WuXi PharmaTech Investment Holdings (Cayman) Inc.; WuXi PharmaTech Investments (Cayman) Inc.; WuXi PharmaTech Fund I General Partner L.P.; WuXi PharmaTech Healthcare Fund I L.P.; WuXi PharmaTech Investment Management (Cayman) Inc.; WuXi AppTec Investment & Development Co., Ltd.; WuXi AppTec Biomedical Investment Management Company L.P.; WuXi AppTec Fund I Investment Company L.P.; WuXi AppTec Investment Management Co., Ltd.; Jiecheng Med-Tech Development Co., Ltd.; MedKey Med-Tech Development Co., Ltd.; WuXi AppTec UK Ltd.; WuXi AppTec Sales LLC; Abgent, Inc.; Abgent Europe Limited; Abgent Biotechnology (Suzhou) Co., Ltd.;Abgent Biotechnology (Shanghai) Co., Ltd.; WuXi AppTec Clinical Research and Regulatory Services Co. Ltd.; Shanghai STA Pharmaceutical R&D Co., Ltd.; STA Pharmaceutical Hong Kong Limited.; WuXi AppTec (Nanjing) Testing Technology Co., Ltd

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

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011 and audited consolidated balance sheets as of December 31, 2010 and 2011. We acquired Chemdepo, Inc., on March 30, 2011, Abgent, Inc., Abgent Europe Limited, Abgent Biotechnology (Shanghai) Co., Ltd and Abgent Biotechnology (Suzhou) Co., Ltd (collectively referred to as “Abgent”). on October 14, 2011, and Jiecheng Med-Tech Development Co., Ltd. and MedKey Med-Tech Development Co., Ltd. (collectively referred to as “MedKey”) on October 30, 2011, and have consolidated the results of each into our financial statements.

We and certain of our shareholders completed the initial public offering of 15,167,326 ADSs, each representing eight ordinary shares, in August 2007. Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol WX.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report on Form 20-F related to, among other things:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the effects of exchange rate fluctuations between the RMB and the U.S. dollar;

•	the effects of labor inflation in China;

•	research and development, or R&D, spending by the pharmaceutical, biotechnology and medical device industries;

•	pharmaceutical, biotechnology and medical device R&D outsourcing trends in China and internationally;

•	competition in the pharmaceutical, biotechnology and medical device R&D outsourcing industry;

•	the effects of the global macroeconomic conditions on our business, financial condition and results of operations.

•	our expectations regarding market acceptance of, or demand for, our services;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual-property rights and not infringe on the intellectual-property rights of others; and

•	governmental policies and regulations in China and the United States relating to the pharmaceutical, biotechnology and medical device industries and R&D outsourcing industry.

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

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated income statement data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated income statement data for the years ended December 31, 2007 and 2008, and selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009, were derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in millions of U.S. dollars, except share data)
WuXi Consolidated Income Statement Data
Net revenues
Laboratory services	$102.4	$205.0	$249.9	$294.9	$332.0
Manufacturing services	32.8	48.5	20.1	39.2	75.2

Total	135.2	253.5	270.0	334.1	407.2

Cost of revenues
Laboratory services	(52.4)	(124.7)	(145.2)	(175.1)	(197.6)
Manufacturing services	(19.9)	(32.4)	(16.5)	(31.4)	(53.2)

Total	(72.3)	(157.1)	(161.7)	(206.5)	(250.8)

Gross profit	62.9	96.4	108.3	127.6	156.4

Operating expenses:
Selling and marketing expenses	(2.4)	(7.4)	(7.5)	(9.1)	(10.3)
General and administrative expenses	(30.3)	(49.4)	(48.8)	(47.0)	(62.3)
Impairment charges	—	(60.5)	—	—	—

Total	(32.7)	(117.3)	(56.3)	(56.1)	(72.6)

Operating income (loss)	30.2	(20.9)	52.0	71.5	83.8

Other income, net	2.4	1.1	6.8	28.4	8.5
Interest expense	(1.2)	(1.4)	(1.0)	(0.4)	(0.8)
Interest income	4.0	2.3	1.1	1.5	6.1

Income (loss) from continuing operations before income taxes	35.4	(18.9)	58.9	101.0	97.6
Income tax (expense) benefit	(1.5)	4.0	(5.5)	(10.2)	(16.6)

Net income (loss) from continuing operations(1)	$33.9	$(14.9)	$53.4	$90.8	$81.0
Income (loss) on discontinued operations	—	(49.3)	(0.5)	—	—

Net income (loss)	$33.9	$(64.2)	$52.9	$90.8	$81.0

Basic earnings (loss) per share from continuing operations	$0.07	$(0.03)	$0.10	$0.16	$0.14

Basic loss per share on discontinued operations—net of tax	—	(0.10)	$0.00	$—	$—

Basic earnings (loss) per share	$0.07	$(0.13)	$0.10	$0.16	$0.14

Diluted earnings (loss) per share from continuing operations	$0.05	$(0.03)	$0.09	$0.15	$0.13

Diluted loss per share on discontinued operations—net of tax	—	(0.10)	$0.00	$—	$—

Diluted earnings (loss) per share	$0.05	$(0.13)	$0.09	$0.15	$0.13

Dividends declared per ordinary share	$—	—	—	—	—

(1)	Includes share-based compensation charges of $10.7 million, $13.0 million , $10.2 million , $10.1 million and $11.5 million in 2007, 2008, 2009, 2010 and 2011, respectively, allocated as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in millions of U.S. dollars)
Cost of revenues	$2.1	$3.0	$2.7	$3.7	$3.8
Selling and marketing expenses	—	—	0.1	0.1	*
General and administrative expenses	8.6	10.0	7.4	6.3	7.7

*	Less than $0.05 million

	2007	2008	2009	2010	2011

WuXi Consolidated Balance Sheet Data
Cash and cash equivalents	$213.6	$56.6	$80.5	$115.4	$71.4
Total current assets	261.9	129.8	174.2	244.9	335.1
Property, plant and equipment, net	73.6	152.7	181.8	205.5	245.7
Total assets	343.8	336.4	407.3	498.1	663.9
Short-term bank borrowings, including current portion of long-term debt	—	7.6	34.4	0.3	28.7
Convertible notes	—	—	—	—	35.9
Total current liabilities	45.6	58.8	80.3	59.6	142.8
Long-term debt, excluding current portion	4.1	2.3	2.1	1.9	1.6
Convertible notes	41.0	35.9	35.9	35.9	—
Total liabilities	92.4	105.5	127.2	105.3	158.1
Total equity	251.4	230.9	280.1	392.8	505.8
Total liabilities, mezzanine equity and equity	343.8	336.4	407.3	498.1	663.9

Exchange Rate Information

Over 95% of our net revenues were received in U.S. dollars, while a large majority of our expenses were paid in Renminbi. We use U.S. dollars as our reporting currency in our financial statements and in this annual report. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the People’s Bank of China. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of changes in equity. In other parts of this annual report, any Renminbi denominated amounts are accompanied by translations. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all transactions from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB 6.2939 to $1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011.We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.” On April 10, 2012, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.3105 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October 2011	6.3547	6.3710	6.3825	6.3534
November 2011	6.3765	6.3564	6.3839	6.3400
December 2011	6.2939	6.3482	6.3733	6.2939
January 2012	6.3080	6.3172	6.3330	6.2940
February 2012	6.2935	6.2997	6.3120	6.2935
March 2012	6.2975	6.3125	6.3315	6.2975
April 2012 (through April 10, 2012)	6.3105	6.3044	6.3123	6.2975

Source: Exchange rates supplied by the Federal Reserve Bank of New York for the years from 2007 to 2008 and by the H.10 Statistical Release of the Federal Reserve Board from 2009 to 2012

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

Our business could be adversely affected by any significant decrease in R&D expenditures by pharmaceutical, biotechnology and medical device companies. Fluctuations in the R&D budgets of pharmaceutical, biotechnology and medical device companies could have a significant effect on the demand for our services. R&D budgets fluctuate due to sales performance of these companies, including lost sales of products whose patents expire, competition, and other sources of reduced demand and the ability to replace lost sales with new products; changes in their available resources, their decisions to consolidate, their spending priorities and their budgetary policies and practices.

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

We generated a large majority of our total net revenues from sales to customers headquartered in the United States. Our top ten customers accounted for 55.2% of our total 2011 revenues. Any of our existing customers may not continue to generate significant revenues for us once our current engagements with them conclude, and our relationships with them may not present further business opportunities. In addition, the recent mergers between large pharmaceutical companies, some of which are our customers, have resulted in reduced business. For example, at the end of 2009, two of our major customers completed a business combination with each other, which has produced a moderate reduction in business volume. This trend toward consolidation could adversely affect our financial condition. Similar business combinations could result in:

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

Our ability to execute projects; to maintain, expand or renew existing customer engagements and to obtain new customers depends largely on our ability to attract, train, motivate and retain highly skilled scientists and other personnel.

Our success largely depends on the breadth and depth of our team of scientists and other personnel and their capabilities and efforts for our customers on behalf of our company, including their ability to keep pace with continuing changes in pharmaceutical and medical device R&D technologies and methodologies. In particular, our customers value Western-trained scientists with experience at large pharmaceutical and/or biotechnology companies. Any inability to attract, motivate and retain qualified scientists and mid-level personnel and to train them in the latest developments in their fields of expertise may have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We face challenges in attracting and retaining consistently high-quality employees. We compete vigorously with pharmaceutical, biotechnology, medical device and contract research companies and academic and research institutions for qualified and experienced scientists, particularly in our laboratory services in chemistry and biology and in our manufacturing services. To compete effectively, we may be required to offer higher compensation and other benefits, which could materially and adversely affect our financial condition and results of operations. We paid company-wide merit increases in 2011 and 2012. Despite these company-wide merit increases, we may be unable to hire and retain enough skilled and experienced scientists at current wage rates. In addition, we may be unable to redeploy and retrain our professionals to keep pace with changing customer needs, technological changes and performance standards.

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

We compete with contract research organizations, or CROs, contract manufacturing organizations and research and academic institutions, typically in specific service areas. For example, we compete with Covance Inc., or Covance, in the preclinical services area in China. We compete with ShangPharma Corporation, or ShangPharma, in the discovery chemistry area. As a result of the AppTec acquisition, we compete with BioReliance Corporation, or BioReliance, a division of Sigma-Aldrich Corporation, in the biologics testing area, and with NAMSA and Toxikon Corporation, or Toxikon, in the medical device testing area. As a result of the acquisition of MedKey, we compete with Pharmaceutical Product Development, Inc, or PPD, in the clinical research services area However, we believe that we do not compete with any single company across the entire breadth of our service offerings. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to offer more complex and sophisticated broad-based laboratory and manufacturing services. Several major pharmaceutical, biotechnology and medical device companies have made in-house research investments in China, and we expect this trend to continue. In addition, U.S.-based CROs have made investments in China-based CROs that are our competitors. For example, in 2009, PPD acquired BioDuro, L.L.C., or BioDuro. These investments may reduce demand for our services and result in increased competition for qualified personnel.

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

We are engaged in a substantial expansion of our capabilities and capacity. For example, we are constructing a facility in the city of Wuxi to house pilot-scale cGMP manufacturing of biological products for preclinical and clinical trials. We expect this facility to be operational in late 2012. Preparing the facility for full operation, including introduction of our initial services and development of new services, may take longer than we plan. Any material delay or unforeseen cost increase in preparing the facility for operation could result in lost business opportunities and could materially and adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

We are making significant capital investments to scale up our services to meet our customers’ needs, and, as a result, we depend on the success of our customers’ projects and their continued business.

We expanded our Jinshan manufacturing facility primarily to serve current and potential future customers for the commercial manufacturing of advanced intermediates and active pharmaceutical ingredients, or APIs. We depend on our customers’ success in advancing products through development, regulatory approval and commercial launch and the market demand for those products. Any delay, non-approval or lack of demand may have a material impact on our manufacturing business. Consequently, we may be required to reallocate our resources, which could cause delays in our service offerings and result in lower than expected revenues. As we produce more advanced intermediates and APIs for commercial products, a business that inherently relies on producing larger volumes of fewer marketed drugs than our clinical-trial-scale manufacturing services, we will become more dependent on the success of a small number of marketed drugs and late-stage drug candidates in development.

Because many of our fee-for-service contracts are contingent on successful completion of a project and often have a fixed price, we may bear financial risk.

A significant portion of our net revenues, including a significant portion of our laboratory services revenues and all of our manufacturing services revenues, are based on fee-for-service contracts, which are contingent on successful completion of a project and often have a fixed price. In 2011, fee-for-service contracts accounted approximately 63% of our total revenues. If we do not deliver a service in a timely manner or otherwise as specified in the contract, if we incur cost overruns or if we intentionally price these contracts below our cost estimate because of competitive pressures, there could be a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We may fail to effectively develop and market new services, which may harm our growth opportunities and prospects, possibly resulting in losses.

We intend to continue to expand beyond our core discovery chemistry, process research and clinical-trial-scale manufacturing services. Over the past few years, we have established new services in discovery biology; DMPK/ADME; core analytical services; formulation; analytical development services; bioanalytical services; and other areas. We are in the early stages of launching new services in preclinical toxicology, large-scale manufacturing and clinical trial services. To develop and/or market our new services successfully, we must:

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

•

Increased pricing pressure and lower margins. If growth of our potential markets slows due to the global economic downturn, competition in the global pharmaceutical, biotechnology and medical device R&D outsourcing markets may become more intense, which could require us to offer or accept less favorable pricing and payment or other terms to remain competitive. For example, we anticipate that pricing pressures will contribute to reduction of our gross margins in 2012. In some cases, we may be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•

Renminbi appreciation. If the RMB continues to appreciate in relation to the U.S. dollar, our profitability may be negatively impacted. We receive over 95% of our net revenues in U.S. dollars and pay a large majority of our expenses in RMB. Further appreciation of the RMB will increase the value of RMB expenses in relation to revenues denominated in dollars, euros, and yen to the extent that we do not, or are unable to, mitigate this appreciation through the purchase of foreign-exchange forward contracts.

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

Economic conditions in the U.S., Europe, Japan and the rest of the world could adversely affect our business and results of operations.

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

The Patient Protection and Affordable Care Act, a comprehensive healthcare reform law in the United States, was enacted on March 23, 2010, and was amended by subsequent legislation. The law will implement healthcare system reforms including, but not limited to, (i) expansion of access to health insurance coverage, (ii) expansion of the Medicaid program, (iii) enactment of an industry fee on pharmaceutical companies, and (iv) imposition of an excise tax on the sale of medical devices. A primary objective of the healthcare reform is to control growing healthcare costs. For example, if health insurers were to change their practices with respect to reimbursements for pharmaceutical products, our customers may spend less or reduce their growth in spending on R&D, which could reduce business opportunities available to us. In addition, new laws or regulations may increase our risk of liability, increase our costs or limit our service offerings. Our business, financial condition and results of operations could be adversely affected.

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

We depend on a limited number of international supply sources, which, if interrupted, could cause disruption or delay to our services, reduce our sales and force us to use more expensive supply sources.

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

Any failure by us to meet our customers’ standards in audits and inspections could harm our reputation.

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

We may undertake acquisitions or make minority equity investments that may have a material adverse effect on our ability to manage our business and may end up being unsuccessful.

Acquisitions. Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances in areas where we do not currently operate. For example, in 2011, we acquired an antibody reagent company, a company performing radioactive chemistry compound synthesis services and clinical trial services facilities in three separate acquisitions.

Integration of an acquired company or technology involves a complex, time consuming and expensive process. The successful integration of an acquisition requires, among other things, that we:

•	integrate and retain key management, sales and other personnel;

•	integrate the acquired products into our product offerings both from an engineering and sales and marketing perspective;

•	integrate and support preexisting supplier, distribution and customer relationships;

•	coordinate research and development efforts; and

•	consolidate duplicate facilities and functions.

The geographic distance between the companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of integrating an acquired company or technology. Management’s focus on the integration of operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts. In addition, it is common in the technology industry for aggressive competitors to attract customers and recruit key employees away from companies during the integration phase of an acquisition.

Investments. If we are presented with appropriate opportunities, we may acquire or make minority equity investments into additional businesses that are complementary to our existing businesses. In 2011, we formed a corporate venture fund, capitalized up to $50 million, with an investment focus on technology and life-science companies. As of December 31, 2011, this corporate venture fund has invested approximately $4.3 million in privately held companies.

Our available cash and securities may be used to buy or invest in companies or products, possibly resulting in significant acquisition-related charges to earnings and dilution to our shareholders. Future acquisitions or equity investments will likely present challenges and could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in these acquisitions and equity investments could have an adverse effect on our ability to effectively manage our own business. These acquisitions and equity investments may also expose us to other potential risks, including loss of the invested amounts, inability to earn an adequate return, unforeseen liabilities and diversion of resources from our existing businesses and potential harm to relationships with employees or customers.

Any failure to comply with existing regulations and industry standards could harm our reputation and our business, including our financial condition, results of operations, cash flows and prospects.

A number of governmental agencies or industry regulatory bodies in China, the United States, Europe and Japan impose strict rules, regulations and industry standards on how we and our customers conduct pharmaceutical and medical device R&D. We may need to obtain clearance from the U.S. Food and Drug Administration, or FDA, or other regulatory authorities in the event that our customers’ preclinical trials are filed as part of an Investigational New Drug application or their clinical trials are filed as part of a New Drug Application, Biologic License Application or other filing to seek marketing approval. All facilities and processes used to manufacture pharmaceuticals and biologics in the United States, Europe and Japan must conform to standards established by the appropriate regulatory authority. These authorities may conduct scheduled or unscheduled periodic inspections of our facilities to monitor our regulatory compliance. China’s State Food and Drug Administration, or SFDA, published the revised 2010 edition of Good Manufacturing Practices, or GMP, for Pharmaceutical Products, which went into effect on March 1, 2011. This publication cites the concepts of quality risk management and whole process control of drug manufacturing and attaches greater importance to certain areas of work for consistency with GMP standards as defined by the World Health Organization. We may not pass inspections or obtain clearance for our operations from the regulatory authorities in the event that we are inspected, either immediately or over time. Further, any failure to comply with existing regulations and industry standards could result in fines or other punitive actions against us or our customers, the termination of ongoing research and the disqualification of data for submission to regulatory authorities, or we may no longer be able to offer our services to our customers. For example, if we fail to treat research animals in accordance with international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, or AAALAC, that organization could revoke accreditation and the accuracy of our animal research data could be questioned. Any material violation by us of GLP or GMP standards, as determined by the FDA or other regulatory authorities, could cause our customers to terminate their contracts with us. Any adverse action by regulatory authorities could have a material and adverse impact on our reputation and our business, including our financial condition, results of operations, cash flows and prospects.

Our principal laboratory and manufacturing facilities may be vulnerable to natural disasters or other unforeseen catastrophic events.

We conduct our primary R&D activities at our headquarters located in the Waigaoqiao Free Trade Zone in Shanghai. We also conduct or plan to conduct R&D and/or manufacturing activities at seven other facilities in China located in the Jinshan area of Shanghai, Tianjin, Suzhou, Wuhan, Changzhou, Nanjing and Wuxi respectively, and at our four United States facilities in St. Paul, Minnesota; Philadelphia, Pennsylvania; San Diego, California and Atlanta, Georgia. We depend on these facilities for continued business operations. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to operate our business in its ordinary course. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement lead time. The occurrence of any such event could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory. We hold employer’s liability insurance generally covering death or work-related injury of employees. We maintain product liability and professional errors and omissions insurance covering product liability claims arising from the use, consumption or operation of our small-molecule compounds and biologics and claims arising from negligence in connection with our services to customers. We hold public liability insurance covering certain incidents involving third parties that occur on or in the premises of the company. We hold directors and officers liability insurance. We do not maintain key-man life insurance on any of our senior management or key personnel. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Insurance companies in China, to our knowledge, do not offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the cost makes this insurance impractical. We therefore do not have any business liability, disruption or litigation insurance coverage for our China operations. Any business disruption or litigation or any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

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

As our pharmaceutical, biotechnology and medical device R&D processes generate wastewater, toxic and hazardous substances and other industrial wastes, we must comply with all national and local environmental regulations in China and the United States. Because the requirements imposed by environmental laws and regulations may change and more stringent regulations may be adopted, we may be unable to comply with, or to accurately predict the potentially substantial cost of complying with these laws and regulations. If we fail to comply with environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. In addition, we cannot eliminate the risk of accidental contamination or injury from hazardous materials. If we fail to prevent contamination or injury, we could be liable for any resulting damages, which could have a material and adverse impact on our business, including our financial condition, results of operations, cash flows and prospects.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting was effective as of December 31, 2011, our management may later conclude that our internal control is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if they interpret the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion on our consolidated financial statements.

Any of these outcomes could result in a loss of investor confidence in the reliability of our audited consolidated financial statements, which could materially and adversely affect the trading price of our ADSs. Our reporting obligations as a public company will continue to place a significant strain on our managerial, operational and financial resources and systems for the foreseeable future.

Restrictions on our operations contained in agreements relating to bank loans may limit how we conduct our business, including the payment of dividends to our shareholders.

We entered into a facility agreement with JPMorgan Chase on January 8, 2009, in the amount of $20.0 million, which included a $4.0 million U.S. dollar-denominated short-term loan facility and a $16.0 million U.S. dollar-denominated revolving loan facility. On January 28, 2010, we amended the abovementioned agreement to convert the original facility to a $20.0 million short-term revolving line of credit. On January 24, 2011, we entered into amendment No.1 to extend this $20.0 million line of credit for another twelve months. According to the renewal agreement, we are required to pay a management fee at the rate of 0.2% per annum for the undrawn amount under the facility. On December 31, 2011, we entered into amendment No.2 to increase the limits of the line of credit to $25.0 million and extend the credit period for another twelve months. All loan agreements contain covenants on our major corporate actions that may limit the manner in which we conduct our business, including requirements that:

•	we maintain several debt-related financial ratios beyond certain thresholds;

•	we repay each loan, which is payable on demand by JPMorgan Chase;

•	we do not pay a dividend to our shareholders in excess of 35% of our net income during the fiscal year in which the dividend is paid; and

•	we do not enter into more than a specified number of new PRC and non-PRC loans.

Risks Relating to China

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition, results of operations and cash flows.

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

The New EIT Law and its implementing rules permit certain “high and new technology enterprises,” or HNTEs, to enjoy a reduced 15% EIT rate subject to certain general factors described in the New EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the New EIT Law. Therefore WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as an HNTE. The HNTE qualification of our PRC subsidiaries WXAT, WASH, WATJ and STA was valid for three years starting from calendar year 2008 through 2010 and were successful in renewing the certificate for years 2011 through 2013. According to the three-year review schedule regulated by the relevant government authority, WXAT, WASH, WATJ and STA successfully passed the first three-year review of HNTE qualification in 2011. Thus, those four entities are eligible to enjoy a preferential tax rate of 15% for 2011 through 2013. The continued qualification of HNTE status is subject to annual evaluation by the relevant PRC government authorities. In addition, WXAT, WASH, WATJ and STA will need to apply for an additional three-year extension upon the expiration of the current HNTE qualification. Our computation of deferred tax is based on enacted tax rates that do not factor in the extension of the HNTE status. WXAT started to enjoy the HNTE policy from 2008.However, WASH, STA and WATJ chose not adopt the HNTE policy until the transitional periods of the New EIT Law expire. In 2011, WASH’s transitional period expired and therefore WASH began to apply the tax rate of 15% as an HNTE. The applicable transitional period tax rates of STA and WATJ remained under 15% as of December 31, 2011. If any or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

In addition to the HNTE preferential tax policy, according to relevant PRC tax laws and regulations, qualified advanced technology service enterprises, or ATSEs, can also enjoy a reduced 15% EIT rate during the period from 2009 through 2013. It was unknown whether such policy will be extended after 2013. In 2009 and 2010, our PRC subsidiaries WASH and WASZ were recognized as ATSEs. Therefore, each is eligible to enjoy a preferential tax rate of 15% for five years (i.e., from 2009 to 2013) as long as it maintains its qualification as an ATSE. However, WASH and WASZ chose to continue using the transitional period tax rate until expiration in 2010 and 2012, respectively. If WASH still qualifies as an ATSE, it will be subject to EIT at 15% for 2012 to 2013. WASZ could enjoy a 15% rate as an ATSE in 2013 if ATSE qualification is still met. Since the company’s ability to continue to qualify for ATSE status is subject to the tax authority’s discretion, for the years following the company’s approved incentive period, the statutory tax rate of 25% is used to calculate deferred taxes until such approval is granted.

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

Under China’s New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for EIT purposes. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009, or Circular 82, regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as resident enterprises clarified that dividends paid by such resident enterprises and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. The implementing rules of the New EIT Law define “de facto management bodies” as “management bodies that exercise substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, Circular 82 specifies that certain China-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights. Currently no further official interpretation or application of this new resident enterprise classification is available; therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

Currently, a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider our Company or any of our overseas subsidiaries to be a PRC resident enterprise.

However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a resident enterprise for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as to PRC EIT reporting obligations. Second, although under the New EIT Law and its implementing rules dividend income between qualified resident enterprises is exempted income, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Finally, the New EIT Law and its implementing rules issued by PRC tax authorities suggest that dividends paid by us to our non-PRC shareholders and, while less clear, capital gains recognized by them with respect to the sale of our stock may be subject to a withholding tax of 10% for non-PRC enterprise shareholders and potentially 20% for non-PRC individual shareholders. Similarly, these unfavorable consequences could apply to our BVI holding company if it is classified as a PRC resident enterprise.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our financial position, results of operation, cash flows and prospects.

Since inception, we have benefited from either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for these financial incentives. The incentives are subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives, our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operational factors that we may otherwise experience. For example, we expect downward pressure on future margins on goods manufactured for export due to changes in China’s value added tax, or VAT, system, reducing the potential VAT export refund rate on certain categories of goods from 15% to 0%.

We face uncertainty from PRC value-added tax reform which could result in unfavorable tax consequences to us.

On November 5, 2008, the State Council of China approved the amendments to the Provisional Regulations of the PRC on Value Added Tax, or Amended VAT Regulations. The key change is a shift from a production-based to a consumption-based VAT regime. Under the old regime, the recovery of input VAT incurred on the purchase of fixed assets is disallowed. The Amended VAT Regulations will allow general VAT payers to recover input VAT incurred on the purchase of certain fixed assets. The new VAT treatment of fixed assets applies to equipment purchased on or after January 1, 2009. Equipment for this purpose includes machinery, means of transportation and other equipment and tools related to production and operation. Before December 31, 2008, there was a policy of VAT exemption on imported equipment. This preferential VAT policy was abolished as of January 1, 2009. Because of the different business activities and locations of our PRC subsidiaries, the Amended VAT Regulations have different impacts on each of these entities. The Amended VAT Regulations will allow STA, our manufacturing entity and a VAT tax payer, to credit input VAT on qualified equipment purchases (both imported and domestic). Our other subsidiaries, including WXAT, WATJ, WASZ, WAWH and WABIO, cannot continue to enjoy the VAT exemption on imported equipment. Also, these subsidiaries cannot credit input VAT on qualified equipment purchases because their primary income is from service fees that are subject to business tax rather than VAT. Therefore the VAT reform will increase the cost of imported equipment purchased by WXAT, WATJ, WASZ, WAWH and WABIO. Although WASH is of a similar nature to WXAT, WATJ, WASZ, WXWH and WABIO and therefore cannot enjoy the credit input VAT on qualified equipment purchases, it will continue to enjoy the VAT exemption on its imported equipment because it is located in the Waigaoqiao Free Trade Zone in Shanghai.

On October 26, 2011 the State Council of China approved a new tax rule to launch the VAT reform pilot program in Shanghai beginning on January 1, 2012. On November 16, 2011, China’s Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in Transportation and Certain Modern Service Sectors in Shanghai, or the Circular 111, to provide specific implementation rules for pilot program, which became effective January 1, 2012. As part of a tax replacement policy, Circular 110 and Circular 111 allow companies in the traffic and transport sector and certain modern service sectors in Shanghai. to pay a VAT, instead of the business tax. Starting from January 1, 2012, a 17% rate will apply to the movable property leasing sector, an 11% rate to the traffic and transport sector and a 6% rate to sectors related to research and development, technological services, culture, logistics and consultation. According to the existing business tax rules, our revenue from R&D services is subject to a 5% business tax on gross revenue while the recovery of the input VAT incurred on the purchase of raw materials and VAT-able service is disallowable. Under the new VAT reform pilot program, our R&D service revenue is subject to a 6% VAT on revenue; however, the input VAT incurred on the purchase of raw materials and VAT-able service is recoverable and can be used as a credit when calculating VAT. Under both the business tax rules and the new VAT reform pilot rules, the revenue from R&D service can be eligible for the exemption policy if the R&D service meets some standards and receives a certification from a Commission of Science or Commission of Commerce at the provincial level. Furthermore, on December 29, 2011, China’s Ministry of Finance and the State Administration of Taxation jointly issued The Notice on Application of Zero Rate and Exempt Treatment for Certain Taxable Services, or Circular 131, to clarify the scope of taxable services eligible for the zero rate or exemption under the VAT reform pilot program in Shanghai. Circular 131 applies as of January 1, 2012, the same date the pilot program commenced. According to Circular 131, R&D services provided to overseas entities are eligible for the zero-rate policy, which means that no VAT is charged on the invoice to overseas customers and the input VAT associated with the service provided to the customer is fully recoverable. WASH and STA R&D, two of our major subsidiaries, which are located in Shanghai and derive their main revenues from R&D services, will be subject to this new VAT reform pilot program beginning in 2012. As the new pilot program is just being rolled out as of January 1 2012 and still is in a trial phase, its impact on future operation is uncertain. The government may revise or withdraw some preferential policies during the trial phase.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. As a result, from July 21, 2005 to April 10, 2012, the Renminbi appreciated approximately 23.8% against the U.S. dollar. In 2011, approximately 95% of our net revenues were generated from sales denominated in U.S. dollars, and a significant portion of our operating costs and expenses were denominated in Renminbi. As a result, when the Renminbi appreciates against the dollar, our margins are pressured. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 1.0% per day and the People’s Bank of China regularly intervenes in the foreign-exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi-dollar exchange rate and lessen intervention in the foreign-exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay. More recently, the PRC government has indicated a willingness to allow the Renminbi to appreciate against the U.S. dollar.

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

Changes in China’s economic, political and social conditions could adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

The PRC legal system embodies uncertainties that could limit the legal protections available to investors and the Company.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to FIEs. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical or, in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we benefit from either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in legal systems in more developed nations. These uncertainties may also impede our ability to enforce the contracts we have entered into. By way of further example, although required by PRC law, many FIEs, including our PRC subsidiaries, have not historically obtained approvals from the National Development and Reform Commission, or NDRC, or its counterparts before receiving approval from the Ministry of Commerce or its counterparts for their establishment. The NDRC has recently reiterated its position that the establishment of FIEs is subject to the NDRC’s approval, in addition to any other required PRC government approvals. However, the legal consequence for failure by those FIEs, including our PRC subsidiaries, to obtain NDRC approval is not prescribed under the current PRC law. As a result, these uncertainties, together with any development or interpretation of the PRC law that is adverse to us, could materially and adversely affect our business, financial condition, results of operations and prospects.

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

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our operating subsidiaries in China is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop contributing if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. An equity joint-venture enterprise is required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. As a result of these PRC laws and regulations, each of the operating subsidiaries in China is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. As of December 31, 2011, the restricted portion of their net assets totaled $163.2million, which is composed of the registered capital and the statutory reserve of the PRC subsidiaries. Limitations on the ability of our operating subsidiaries in China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends or otherwise fund and conduct our business.

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

Foreign-exchange transactions by our subsidiaries under capital accounts continue to be subject to significant foreign-exchange controls and require the registration with, and approval of, PRC governmental authorities. In particular, if one subsidiary receives foreign-currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts. If we finance such subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These requirements could affect the ability of our subsidiaries to obtain foreign exchange through debt or equity financing.

Any future outbreak of severe acute respiratory syndrome or avian flu in China or similar epidemics or pandemics may severely disrupt our business and operations.

Epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In April 2009, an outbreak of the H1N1 strain of influenza occurred in Mexico and the United States, and human cases of swine flu were, and continue to be, discovered in China and Hong Kong. In 2010, the head of the World Health Organization declared that the H1N1 pandemic to be over but warned that the swine flu virus would continue to circulate as part of seasonal influenza for years to come. In early 2010, several cases were reported in some provinces of China. We are unable to predict the effect, if any, that influenza may have on our business. Any future outbreak of SARS, H1N1 or similar epidemics or pandemics may significantly disrupt our ability to adequately staff our business, may restrict the level of economic activity in affected areas and may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The audit reports included in this annual report are prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

As an auditor of companies that are publicly traded in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, our independent registered public accounting firm is required by the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and the professional standards of the PCAOB. However, because our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditor’s audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. In addition, the inability of the PCAOB to conduct auditor inspections in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors located outside of China that are subject to regular PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to Investing in Our ADSs

Our quarterly revenues and operating results are difficult to predict and could fall below investors’ expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon numerous factors, including:

•	the signing, completion or cancellation of contracts, and in particular large contracts;

•	the progress of ongoing contracts;

•	trends in costs and expenses, such as from labor inflation, Renminbi appreciation, investment, and the our ability to increase its prices to reflect these changes in costs;

•	impairment charges and charges related to discontinued operations;

•	acquisitions, dispositions or discontinuances of businesses and any associated charges;

•	our customers’ requirements for delivery of services, including timing of delivery, particularly our manufacturing services;

•	changes in the mix of our revenues from our laboratory service and manufacturing services businesses, including the portion of services performed on a fee-for-service or full-time-equivalent basis;

•	changes in the R&D outsourcing industry’s operating environment; and

•	changes in government policies or regulations or their enforcement.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations.

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Between January 1, 2011 and April 10, 2012, the trading price of our ADSs on the NYSE ranged from $18.89 to $10.78 per ADS, and the last reported sale price on April 19, 2012 was $13.73 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets from time to time, including goodwill and equity investments in less-than-25%-owned entities. Because we expect to hold a substantial amount of cash and other passive assets, and because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs, which fluctuates, we may be a PFIC in the future. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see Item 10.E, “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We are a Cayman Islands company. Because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, shareholders may have fewer shareholder rights than they would have under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended from time to time), the Cayman Islands Companies Law, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. This common law is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

In addition, as a Cayman Islands exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands company, we may not have standing to initiate a derivative action in a federal court of the United States. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court.

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

The sale of additional equity or equity-linked securities could result in dilution to the shares held by our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants restricting our operations or our ability to pay dividends.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our principal executive offices are located at 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China. Our telephone number is 86 (21) 5046-1111. Our website address is www.wuxiapptec.com. The information on our website does not form a part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

We conduct substantially all of our business through 14 operating subsidiaries in China and 4 operating subsidiaries in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our 14 operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004, under the name WuXi PharmaTech (BVI) Inc., with no significant assets and/or operations of its own. Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd.

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

In 2010 and 2011, we made capital expenditures of $49.4 million and $64.0 million, respectively, primarily to expand and upgrade the laboratory facilities in Shanghai, Wuhan, Wuxi and Tianjin. These capital expenditures were funded from our operating cash flow. We anticipate that our 2012 capital expenditures will also be funded from our operating cash flow. For additional information, see Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

For additional information on our organizational structure, see Item 4.C, “—Organizational Structure.”

B. Business Overview

Industry Background and Market Opportunities

Contract research organizations (CROs) arose in the United States, Europe and Japan in the 1990s to meet the needs of life science companies to improve their R&D productivity and operational agility. More recently CROs have been founded in developing countries based on their unique capabilities. China offers highly educated, highly trained and productive scientists at reasonable cost. We believe we have been successful in establishing operations in China that provide high-quality discovery, preclinical and clinical services to life-science companies efficiently and cost-effectively.

CROs offer a complete range of R&D services to life science customers as external vendors, thereby modifying the traditional model of life-science companies housing such services internally. Under the CRO model, both life science companies and CROs operate more flexibly as independent entities, each contracting with multiple business partners. CROs aim to achieve scale and technical expertise that allow them to offer services that reduce their life-science customers’ product development costs. As a result, life-science companies can reduce their fixed costs, including scientific staff and laboratory facilities, and operate on a more variable-cost basis. CROs offer other benefits in addition to cost reduction, such as improved quality of product candidates; improved quality of data about product candidates to allow earlier and more cost-effective decision making; process enhancement to speed product development, including industrialization of processes to achieve economies of scale and integration of services; and technical expertise.

While the global CRO industry has focused, and continues to focus, on conducting human clinical trials, the final stage of drug development, outsourcing services are increasingly offered in earlier stages of life-science R&D. Compound synthesis and other discovery chemistry services, which can involve substantial labor inputs, are well suited to increased outsourcing. We are a leader in providing such discovery chemistry services and are among the largest employers of chemists in the worldwide pharmaceutical industry. Other areas of discovery and preclinical development, including biology, medicinal chemistry, DMPK/ADME, formulation, manufacturing process research, research manufacturing, toxicology, commercial manufacturing, analytical development services, and bioanalytical services, are increasingly being outsourced to the Company and other CROs.

We believe the share of pharmaceutical R&D spending that is being outsourced to developing countries like China is increasing rapidly and will continue to increase.

Company Overview

We believe we are a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cost of pharmaceutical and medical device R&D by providing cost-effective and efficient outsourcing solutions. We have about 1,200 customers, including most of the largest pharmaceutical companies by revenues, many of whom have presented us with awards for our performance and continue to come back to us for more and larger projects, including integrated projects.

When the Company was founded in 2000, our core business was to provide discovery chemistry services to synthesize small molecules at the beginning of the drug discovery process. Synthetic chemistry continues to represent an important share of revenues for our China-based laboratory services segment. In recent years, we have added other services, including discovery biology, medicinal chemistry, DMPK, formulation, manufacturing process chemistry, research manufacturing, toxicology, analytical development services, bioanalytical services, and commercial manufacturing. The AppTec acquisition in 2008 expanded our capabilities beyond small molecules into large-molecule biologics and medical devices. The acquisition of Abgent, Inc, or Abgent, in 2011 allowed the company to enter the market of supplying reagents for research. The MedKey acquisition in 2011 allowed the Company the ability to conduct clinical trial services in China. We continue to broaden customer relationships with our expanded capabilities and integrated services.

We are well positioned to capitalize on the global trend of R&D outsourcing by emphasizing our experience, capabilities, quality, responsiveness, protection of customer intellectual property and reliability. Our primary China-based facilities include a 1,062,000 square-foot facility in the Waigaoqiao Free Trade Zone in Shanghai used for synthetic chemistry, medicinal chemistry, bio-analytical services, biology, DMPK, genomics, process chemistry, analytical chemistry, formulation development, drug product manufacturing and other services; a 576,000 square-foot R&D center focused on synthetic chemistry in Tianjin; a 106,000 square-foot synthetic chemistry facility in Wuhan; a 157,000 square-foot small-scale cGMP clinical manufacturing facility and a 222,000 square-foot large-scale cGMP commercial manufacturing plant in the Jinshan area of Shanghai; a 314,000 square-foot preclinical toxicology facility in Suzhou; and a 34,000 square-foot laboratory for manufacturing research reagents in Suzhou. Our synthetic chemistry facility in Wuhan began operation in February 2012, and further expansion of this facility is expected in coming years based on business demand. Our large-scale cGMP manufacturing plant in Jinshan opened in the first half of 2010. A portion of the toxicology facility began operations in the second half of 2009, and the remaining area is expected to be opened later based on business demand. We are expanding our small-scale manufacturing facility in Jinshan, and we expect the new facility to open in the second quarter of 2012. We are constructing a 111,000 square-foot biologics manufacturing facility in Wuxi, which we expect to be completed by the end of 2012. Our acquisition of AppTec in 2008 provided us with a U.S. presence and allows us to offer services in biologics and medical device testing in three FDA-registered facilities. These U.S. facilities include an 83,000 square-foot R&D and manufacturing facility in St. Paul, Minnesota, used for in vitro and in vivo biocompatibility testing, toxicology, and processing of tissue-based products; a 50,000 square-foot testing facility in Atlanta, Georgia used for microbiology, medical-device chemistry, sterilization validations, and package testing; and a 76,000 square-foot biologics testing facility in Philadelphia, Pennsylvania.

Our net revenues increased from $270.0 million in 2009 to $334.1 million in 2010 and $407.2 million in 2011, representing year-over-year growth of 24% and 22%, respectively. We generated most of our revenues in each of these years from customers headquartered in the United States. Our historical growth rate is attributable primarily to an increased customer base and a greater number of projects that resulted from our expanded capacity and increased service offerings, including a focus on obtaining long-term, integrated R&D contracts. Our net income increased 72% from $52.9 million in 2009 to $90.8 million in 2010 due to increased demand for our services and receipt of a $30 million termination fee from Charles River Laboratories relating to a proposed business combination. Net income declined 11% year over year to $81.0 million in 2011 due to the inclusion of the termination fee of $30 million in previous year, offset by continued strong growth in demand.

Backlog for our laboratory services segment was $87.3 million as of December 31, 2011, compared to $53.0 million and $45.8 million as of December 31, 2010 and 2009 respectively. Backlog for our manufacturing services segment was $53.1 million as of December 31, 2011, compared to $25.4 million and $4.7 million as of December 31, 2010 and 2009, respectively. We maintain an order backlog to track anticipated revenue from projects that either have not started but are anticipated to begin in the near future, or are in process and have not been completed. The backlog amounts included herein are determined based on written evidence of a customer’s intention, including signed contracts or letters of intent, and are typically recognized in revenues within the following year.

Our aggregate backlog as of any date is not necessarily a meaningful predictor of future results for a variety of reasons. The projects included in backlog vary in duration, and the scope of the projects may change or they may be terminated. While we have not experienced significant deviations historically from amounts included in backlog and the amount ultimately recognized in revenue, there is no assurance that projects included in backlog will not be terminated or delayed at any time by customers or regulatory authorities. We may be unable to realize all or most of the revenue included in backlog.

Our Strategy

Our mission is to provide fully integrated R&D services to life science companies to improve the success of their research and to shorten the time of their new-product development. We believe we have established technologically advanced operations both in China, where we have access to high-quality talent and facilities to provide drug discovery and development services at lower costs than in the United States and Europe, and in the United States, where we have strong capabilities in the testing of biologics and medical devices. With these operations, we believe we are well positioned to provide considerable value to the world’s life science companies.

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

A highly educated and trained workforce. As of December 31, 2011, we had 5,689 employees, including 3,958 scientists. More than 60% of our scientists have obtained master’s degrees and above. We successfully recruit recent graduates from universities in China and have an extensive proprietary training program. About 90% of our employees and scientists work in China.

Operational excellence. We have developed operating procedures that meet the high quality standards of the world’s leading life science companies.

Broad technical expertise. Our scientists have technical backgrounds in most of the functions necessary for pharmaceutical, biotechnology and medical device discovery, preclinical, and clinical operations.

World-class facilities in China and the United States. Our laboratories and manufacturing facilities and the equipment with which they are furnished meet international standards.

An intense focus on a diversified, high-quality customer base. Most of the world’s largest pharmaceutical companies by revenue and many other pharmaceutical, biotechnology and medical device companies are our current customers. We have successfully obtained repeat business from all of our top ten customers over the past four years. Our projects have grown in size, and our working relationships with our customers have become more strategic based on the trust earned through successful working experience.

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

Our Services

Our operations are conducted in two segments:

•

Laboratory services for pharmaceutical, biotechnology and medical device companies. China-based laboratory services for pharmaceutical and biotechnology companies include synthetic chemistry, discovery biology, medicinal chemistry, analytical chemistry, DMPK/ADME, formulation process chemistry (classified in laboratory services through 2011), cell line and bioprocess development, toxicology, safety pharmacology, clinical development, bioanalytical services, genomics and research reagent production. U.S.-based laboratory services include testing services for biologics, medical devices, and combination products.

•

Manufacturing services, which include the production of producing advanced intermediates and active pharmaceutical ingredients, or APIs, for use by pharmaceutical companies in preclinical and clinical trials of small-molecule products, and the production of advanced intermediates, used as ingredients in small-molecule commercial products

Net revenues from our laboratory services segment increased from $249.9 million in 2009 to $294.9 million in 2010 and $332.0 million in 2011, or 18.0% and 12.6% growth, respectively. Net revenues from our manufacturing services segment increased from $20.1 million in 2009 to $39.2 million in 2010 and $75.2 million in 2011, or 95.0% and 91.8% growth, respectively.

Beginning in 2012, we are recording our results of operations for process chemistry under manufacturing services rather than laboratory services. Process chemistry develops processes for making APIs and advanced intermediates and thus is more closely related to operations of manufacturing services. Process chemistry is being managed as part of the manufacturing services business unit as of 2012. Full-year 2011 revenues for process chemistry were approximately $20.4 million.

Laboratory Services Segment

Pharmaceuticals

We provide a broad and integrated portfolio of pharmaceutical services, including:

Synthetic Chemistry. Historically, our core services have been in synthetic chemistry, where we have established broad competencies in several areas of custom chemical synthesis, including the synthesis of intermediates, benchmark compounds, analogs for the support of medicinal chemistry programs and compound libraries. Our capabilities in discovery chemistry allow us to produce more than one million compounds annually, which are individually synthesized, greater than 85% pure and produced in quantities of at least 20 milligrams. These services include the design and synthesis of focused libraries and custom analogues based on computational models and structure-based drug design.

Analytical Chemistry. After synthesis, we purify compounds in a scalable purification lab, which simplifies an otherwise cumbersome process, lowers cost and shortens development time. Our analytical chemistry group provides purification and separation services to support discovery and process chemistry. Services include chiral separation, large-scale chromatography separation, high-throughout purification, natural product purification, high-throughput physical property determination and isolation and analysis of impurities.

Discovery Biology. Our discovery biology services include reagent generation; development of molecular and cellular assays to examine the activity of small-molecule compounds at receptors, enzymes, ion channels, and signal transaction pathways; screening; biomarker research. Our discovery biology function is largely organized by therapeutic area and includes infectious disease, cardiovascular and metabolic disease, oncology, structural biology, discovery technology and NPII (neurology, pain, immunology, and inflammation).

Medicinal Chemistry. After synthesized compounds are screened in biological assays, our integrated services in medicinal chemistry utilize hit-to-lead generation and lead optimization principles to design and synthesize analogs and focused libraries in collaboration with our clients’ medicinal chemistry team. We optimize leads by altering a molecule’s structure to improve its potency, selectivity, pharmacokinetics, efficacy and safety. Through an integrated collaboration of medicinal chemistry, computational biology, in vivo pharmacology, DMPK, and toxicology, we efficiently and cost-effectively advance our clients’ drug discovery projects to candidate nomination, preclinical development and creation of an Investigational New Drug, or IND, application.

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

Process Chemistry Our cGMP-quality kilo-lab and pilot plant help our customers to develop processes to manufacture pharmaceuticals in larger quantities, from laboratory quantities measured in milligrams and grams to scale-up quantities measured in kilograms, to process optimization quantities measured in hundreds of kilograms, to commercial quantities measured in metric tons. By selecting the most efficient methods of compound synthesis, our chemists reduce the cost of synthesis. Efficiency can be improved by reducing the number of products used in synthesis, improving the yield of the desired compound and accelerating the time needed for synthesis. Our process development services are fully integrated with our analytical development, formulation development and cGMP manufacturing of APIs. Many of our manufacturing projects involve compounds for which we developed the scale-up methodology in process chemistry. We offer process safety evaluations as part of this service. Beginning in 2012, we will record our results of operations for process chemistry under manufacturing services rather than laboratory services. Process chemistry develops processes for making APIs and advanced intermediates and thus is more closely related to operations of manufacturing services. Process chemistry is managed as part of the manufacturing services business unit as of 2012.

Analytical Development. We provide a range of analytical services to assist customers in drug development. We develop and validate methods of analyzing APIs and formulated products for properties such as potency, purity and solubility. We also offer compound stability tests and tests necessary for the release of APIs and clinical test material. We deliver services related to regulatory compliance with chemistry, manufacturing and controls, or CMC, requirements, including creation of a readiness testing package for an Investigational New Drug, or IND, filing and development of a full CMC package. We also offer a range of biologics analysis and stability studies. The analytical development function supports our process chemistry and manufacturing functions.

Formulation Services. We offer a full range of services to convert optimized lead compounds into formulated drugs suitable for preclinical and clinical testing and to assist in preparation of regulatory filings. Preformulation services include studies to identify the intrinsic physicochemical properties of compounds, to select an appropriate salt form, to characterize the particle size and flow properties of powders and to determine the compatibility of drug excipients. Formulation services include early safety studies, stability studies, compound manufacturing for preclinical toxicity studies or clinical trials and product registration services. Our capabilities cover both solid oral and liquid oral dosage forms.

Toxicology. We offer in vivo and in vitro non-clinical safety evaluation, or toxicology, programs. We began offering our toxicology services in China in 2007 in a 13,000 square-foot temporary leased facility and partnered with another company to secure a supply of laboratory animals and access to a breeding facility.

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

Clinical development. In October 2011, WuXi acquired MedKey Med-Tech Development Co. Ltd. and Jiecheng Med-Tech Development Co., Ltd., two related contract clinical research services companies based in Shanghai. Through these companies we now provide services in regulatory affairs, Phase I-IV clinical trial management, and clinical trial site management in 15 cities in China, with offices in Shanghai, Beijing and Guangzhou. We focus on providing clinical services needed by multinational and domestic Chinese pharmaceutical companies for Chinese regulatory filings and market access.

Research reagents. In October 2011, WuXi acquired Abgent, one of the world’s largest manufacturers of antibody reagents for research use, with a laboratory in Suzhou and a laboratory and office in San Diego. The company maintains a comprehensive catalog of approximately 20,000 antibody products and also serves as the original manufacturer of antibodies distributed by large reagent suppliers. The company markets its antibody reagent products by direct sales through its web portal and a small sales force and through a network of distributors around the world. Abgent also develops and produces peptides and proteins for research and diagnostic applications.

Biologics

We offer a comprehensive array of development, testing, and manufacturing services for mammalian- and microbial-based protein therapeutics, gene therapies and vaccines. Development services include cell line engineering and construction, assay development, bioprocess development and technology transfer. Testing services include product characterization, supply chain assessments, raw materials testing, toxicology studies, cell and viral bank characterization, viral clearance, lot release programs, stability studies, cleaning validations and bioanalytical studies. Manufacturing services include cGMP cell banking, cGMP manufacture of cellular therapeutics, cell stock manufacture and cell line storage.

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

Combination Products

We offer specialized programs in support of product development, regulatory submission and marketing claims for combination products, including devices, tissue products, biologics and pharmaceuticals. We offer testing services for combination products in antimicrobial efficacy, biocompatibility/safety, microbiology, orthobiology and toxicology. Our manufacturing services include cGMP processing services for combination, device and tissue products that require processing in a controlled environment.

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

We have a cGMP-quality manufacturing facility in the Jinshan Chemical Industry Development Zone of Shanghai, which covers both research manufacturing and commercial-scale manufacturing. The research manufacturing plant, which was established in 2004, complies with SFDA standards and is certified to both ISO 9001:2000 and ISO 14001:2004 standards. It measures approximately 157,000 square feet and has 38 reactors with volumes ranging from 50 to 3,000 liters each, for total volume of 50,950 liters. In 2008, we completed construction of a large commercial-scale manufacturing facility. This 222,000 square-foot facility has 28 reactors ranging in volume from 3,000 to 20,000 liters each, or 223,500 liters of total reactor volume. The new facility offers advanced process automation for control of temperature, agitation and other parameters and has high-pressure, high-temperature, cryogenic and hydrogenation capabilities. The facility was opened in early 2010 and began producing advanced intermediates in the second half of 2010. We are building a new 111,000 square foot research-manufacturing plant for biologics in the city of Wuxi with two cell culture suites of 500 and 1,000 liters each. We expect this facility to be operational by the end of 2012.

Sales and Marketing

We market our services directly to customers through meetings with the senior management of pharmaceutical, biotechnology and medical device companies, maintenance of extensive Internet websites and participation in trade conferences and shows and scientific conferences. We also receive a significant amount of business from customer referrals. Since our inception, our senior management has been actively involved in managing our sales and marketing activities and maintaining direct relationships with our major customers.

A new customer typically assigns us a small-scale project to test our capabilities. After we successfully complete the assignment, the customer often increases the size and duration of succeeding contracts and hires us for more types of assignments. We aim to increase our customer base by targeting pharmaceutical, biotechnology and medical device companies who recognize the cost-effectiveness of outsourcing to us and/or who lack in-house discovery and development capabilities and view outsourcing as an attractive option to achieve their objectives.

We have field forces strategically located in key geographic locations, including the United States and Europe. A sales support group based in St. Paul, Minnesota, assists these sales forces. Our field sales representatives generate sales leads and work closely with technical experts to prepare quotes and to secure customer orders.

Customers

In 2011, our China-based operations provided services to approximately 400 pharmaceutical and biotechnology customers, and our U.S.-based operations served approximately 800 medical device, biotechnology, and pharmaceutical companies. A large majority of our total net revenues over the past several years was generated from sales to customers headquartered in the United States. We have received numerous awards from our customers, including awards in 2011 from Eli Lilly & Co., Merck & Co., Inc., AstraZeneca plc, Novartis AG, and Vertex Pharmaceuticals Incorporated. Most of our customers return to us for more projects, particularly integrated programs, and each of our top ten customers over the last four years continues to be our customer today. As a result, our customer base has been grown both in number and in average revenue per customer.

The table below show forth information regarding our historical customer base:

	For the year ended December 31,
	2009	2010	2011
Top ten customer concentration (as a percentage of total revenues)	53%	60%	55%
Retention of top ten customers	100%	100%	100%
Average revenues per top ten customer (millions of U.S. dollars)	$14.4	$19.9	$22.5

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

In 2011, revenue from Merck and Vertex accounted for 15.3% and 10.7% of our net revenues, respectively. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects. The prospect of merger activity in the pharmaceutical industry would increase this risk. ”

Project Management and Customer Support

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

Seasonality

Our first-quarter revenues for our China-based services business are sometimes slightly lower than the preceding fourth-quarter revenues, as certain customers are in the process of planning new projects in succeeding quarters following the approval of their annual budgets. Otherwise, our revenues generally are not subject to significant seasonal fluctuations because our customers’ needs are relatively continuous.

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

We take all necessary precautions to protect the IP of our customers. As one aspect of our system of protecting IP rights, including both our customers’ and our own, we enter into agreements with all of our employees under which they disown all IP they create during their employment and waive all relevant IP rights or claims. All our employees are also bound by confidentiality obligations and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Furthermore, our service agreements generally provide that IP generated during the course of a project is exclusively the property of the customer for whom we are conducting the project.

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

Despite measures we have taken to protect our own and our customers’ IP, unauthorized parties may attempt to obtain and use information that we regard as proprietary. See Item 3.D, “Key Information—Risk Factors—Risk Relating to Our Business”. If we fail to protect our customers’ intellectual property rights, we may be subject to liability for breach of contract and may suffer damage to our reputation. To date, we are not aware of any such breaches. We have five trademarks registered in China and are pursuing registration of these trademarks in the United States. Our service creed, “We Are Determined to Serve You Better,” is registered with the U.S. Patent and Trademark Office.

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

The pharmaceutical and biotechnology R&D outsourcing market remains highly fragmented. We compete with industry players in particular service areas—for example, with ShangPharma Corporation and BioDuro LLC, a PPD company, in synthetic chemistry and other laboratory services and with Covance Inc. in preclinical services. We now also compete with companies in the biologics area, such as Charles River Laboratories and the BioReliance division of Sigma-Aldrich Corporation, and in the medical device testing area, such as North American Science Associates, or NAMSA, and Toxikon. We believe that we do not compete with any single company across the breadth of our service offerings.

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

We believe that the successful recruitment and retention of scientists with Ph.D.s and master’s degrees are key elements in achieving our strategic goals. We believe that as competitive pressures in the pharmaceutical and medical device R&D industry increase, the recruitment and retention of scientists will become increasingly competitive. To meet this challenge, we actively recruit scientists at colleges and universities and through other means. We believe the sophisticated pharmaceutical and medical device R&D services performed in the course of our business and our reputation as the leading CRO headquartered in China help us to attract and retain qualified scientists. We offer what we believe are competitive salaries and benefits as a means to recruit and retain highly skilled scientists.

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

We offer the clinical development and regulatory services to help clients design and implement clinical development programs, conduct clinical trials and support their product registration with the SFDA in China. Although we voluntarily comply with certain SFDA standards, except in the following instance, we are currently, and are not likely to become, subject to SFDA regulation:

•

In order to use the term “pharmaceutical” in its company name, our PRC manufacturing subsidiary in Jinshan was required by the relevant local government to obtain, and has obtained, a pharmaceutical manufacturing certificate from the Shanghai branch of the SFDA. Our Suzhou subsidiary has obtained a toxic laboratory testing certificate from SFDA

Blood and Reagent Import/Export

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

Although we believe that our costs of complying with current and future environmental laws and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our business, results of operations, financial conditions or cash flows, they may do so. We do not expect to incur material costs to comply with relevant environmental laws and regulations. Because the requirements imposed by these laws and regulations may change, however, we may be unable to accurately predict the cost of complying with these laws and regulations. In addition, although we believe that we currently comply with the standards prescribed by these laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In that event, we could be liable for any resulting damages, which could exceed our resources and adversely impact our financial position, results of operations and cash flows.

PRC Patent Law

The PRC Patent Law was first promulgated in 1984 and has since been amended three times, in 1992, 2000 and 2008. The third amendment to the PRC Patent Law became effective on October 1, 2009. One notable change in the latest amendment is the requirement of confidential examination of inventions completed in China. Under the pre-existing PRC Patent Law, for inventions completed in China, Chinese companies and individuals had to make China patent filings first before they could make foreign filings (the so-called “first-file-in-China” rule). The amended Article 20 of the Amended Patent Law now provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the State Intellectual Property Office, or SIPO, for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention. This added requirement of confidential examination by the SIPO draws concerns from foreign companies with R&D activities in China or outsourcing R&D activities to service providers in China.

Trade Secrets

According to the Anti-Unfair Competition Law of the PRC, the term “trade secrets” refers to technical information and business information that is unknown to the public, that has utility and may create business interest or profit for its legal owners or holders and that is maintained as secret by its legal owners or holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (a) to obtain the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (b) to disclose, use or permit others to use the trade secrets obtained illegally under item (a) above; or (c) to disclose, use or permit others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses such trade secrets of others, it may be deemed to have committed a misappropriation of others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and competent regulatory authorities may stop any illegal activities and may fine infringing parties in the amount of RMB 10,000-200,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a competent PRC court for loss and damages caused by the misappropriation.

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

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign-exchange transactions. However, conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans and investment in securities and repatriation of funds, is still subject to the approval of SAFE or its local counterparts. Under the Administration Rules, FIEs may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign-exchange transactions after providing valid commercial documents and, in the case of capital account transactions, only after obtaining approval from SAFE or its local counterparts. Capital investments directed outside of China by FIEs are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local counterparts and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

The value of the Renminbi in relation to the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to appreciate within a band against a basket of foreign currencies. Significant international pressure continues to be applied on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other 14 operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

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

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues of Foreign Exchange Administration of Domestic Individual Participation in Stock Option Incentive Plans of Companies Listed Overseas or the Option Plan Registration Rules, which terminated and superseded the previous rules issued by SAFE on March 28, 2007. According to the Option Plan Registration Rules, the individuals in China who participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required, through a PRC agent or PRC subsidiary or branches of such overseas listed company, to register with SAFE and deal with the relevant foreign exchange matters in the PRC. Any failure to comply with the Option Plan Registration Rules may affect the effectiveness of the employee stock-ownership plans or stock-option plans and subject the plan participants, the company offering the plans or the relevant intermediaries to penalties under the PRC foreign-exchange regime.

Because we are listed on the NYSE, we may be subject to the Forex Measures and Option Plan Registration Rules and we need to be in compliance with the procedures provided therein.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce and China Securities Regulatory Commission, or CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, purports to require a special purpose vehicle, or SPV, be formed for the purpose of listing the SPV’s securities on an offshore securities exchange and be controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the New M&A Rule to overseas listings of offshore SPVs.

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

WXAT is governed by both the PRC Company Law and the WFOE Law and its implementation rules, and the other 14 operating subsidiaries are governed by both the PRC Company Law and the EJV Law and its implementation rules. The Amended PRC Company Law eliminates a restriction that limits the amount of equity investments that a company could make to a maximum of 50% of such company’s net assets. With the removal of such a restriction, our operating subsidiaries in China may have more flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited-liability companies. As a result, subject to industry limitations, WXAT may acquire 100% of the equity interest in a PRC limited-liability company and become the sole shareholder of such a limited-liability company. The amended PRC Company Law includes requirements about the establishment of a supervisory committee.

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

Regulations in the United States and Other Jurisdictions

The services that we perform are subject to various regulatory requirements in the United States and other countries designed to ensure the safety, effectiveness, quality and integrity of healthcare products, including pharmaceuticals, medical devices, biologics and human cell and tissue products, or HCT/Ps. In the United States, the regulations are primarily the Federal Food, Drug and Cosmetic Act and associated regulations regarding good laboratory practice (GLP), good manufacturing practice (GMP), good clinical practice (GCP) and good tissue practice, or GTP, which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of pharmaceutical, medical device, biologic and HCT/P testing, manufacturing and record keeping, including personnel; facilities; equipment; control of materials, processes and laboratories; and the packaging, labeling, storage and distribution of products. Noncompliance with GLP, GMP, GCP and GTP standards by us in a project could result in disqualification of data that we collected or of the associated product. A material violation of GLP, GMP, GCP and GTP requirements could also result in additional regulatory sanctions, imposition of fines and, in severe cases, a mandated closing of our facilities, which could have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

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

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through 14 operating subsidiaries in China and one operating subsidiary in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our 14 operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004, under the name WuXi PharmaTech (BVI) Inc., with no significant assets or operations of its own. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding-company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for the approval of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives and this location’s wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

Substantially all of our business conducted in the PRC is through WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd., in Wuxi, China. We have 14 other operating subsidiaries in China in which we hold a combined 100% equity interest, directly and indirectly. In 2002 and 2003, WXAT established two domestic subsidiaries, WASH and STA. WXAT held a 90% equity interest in both WASH (with the remaining 10% equity interest held by Wuxi Century Biology Company) and STA (with the remaining 10% equity interest held by WASH). Through a series of restructurings in 2006, WXAT BVI then acquired a 30% equity interest in both WASH (with the remaining 70% equity interest held by WXAT) and STA (with the remaining 70% equity interest held by WASH). Following a capital increase in 2008, WXAT BVI’s holdings increased to 48.32% of the equity interest of WASH and 45% of the equity interest of STA, and WXAT’s holdings decreased to 51.68% of the equity interest of WASH and 55% of the equity interest of STA. In, 2011, WXAT increased the registered capital in STA. As a result of a capital increase in 2011, WXAT’s holdings increased to 75% of the equity interest of STA and WXAT BVI’s holdings decreased to 25% of the equity interest of STA. WXAT BVI wholly owns, directly or indirectly, two additional subsidiaries: (a) WATJ, located in Tianjin, which was established in June 2006 under the name Tianjin PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 45% and 55% equity interests, respectively, and (b) WASZ, located in Suzhou, which was established in October 2006 under the name Suzhou PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 45.71% and 54.29% equity interests, respectively. We previously had an additional subsidiary in China, Shanghai PharmaTech Chemical Technology Co., Ltd., or SHCT, located in Shanghai. However, SHCT was dissolved in November 2007 due to inactivity.

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

In 2008, we established four new entities to restructure a loan advanced by WuXi Pharmatech (Cayman) Co., Ltd. as lender to WuXi AppTec Holding Company, Inc., or WXAT Holding, as borrower. All of the entities are directly or indirectly wholly owned by us through WX (BVI) Limited, or WX (BVI), which was incorporated on July 4, 2008. On July 14, 2008, WX (BVI) acquired Kaipara Enterprises Limited, or Kaipara, which was an intermediate holding company incorporated in Cyprus. On July 31, 2008, Kaipara acquired Klivia Investments Sp. z o.o., or Klivia, which was an intermediate holding company incorporated in Poland. On September 16, 2008, Klivia formed Klivia Investments Sp. z o.o., Luxembourg Branch, or Luxembourg Branch. We assigned the loan receivables, including the principal amount of approximately $75 million and all of the interests under the promissory note by and between WuXi Pharmatech (Cayman) Co., Ltd. and WXAT Holding, dated as of January 28, 2008, down through WX (BVI), Kaipara, Klivia and finally allocated to Luxembourg Branch.

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

On March 30, 2011, WuXi AppTec Holding Company, Inc. acquired Chemdepo, Inc., a California corporation, which primarily offers radioactive chemistry compound synthesis services for a purchase price equal to $1,350,000.

In 2011, WuXi and WuXi AppTec Holding Company respectively established two sales and trading companies, WuXi AppTec UK Ltd. and WuXi AppTec Sales LLC.

In 2011, we established five new entities namely WuXi PharmaTech Investment Holdings (Cayman) Inc., WuXi PharmaTech Investments (Cayman) Inc., WuXi PharmaTech Fund I General Partner L.P., WuXi PharmaTech Healthcare Fund I L.P. and WuXi PharmaTech Investment Management (Cayman) Inc. to structure a U.S. dollar fund. WuXi PharmaTech Investments (Cayman) Inc. is the general partner of WuXi PharmaTech Fund I General Partner L.P. and WuXi PharmaTech Fund I General Partner L.P. is the general partner of WuXi PharmaTech Healthcare Fund I L.P.

In 2011, we established four new entities—namely, Wuxi AppTec Investment & Development Co., Ltd., WuXi AppTec Biomedical Investment Management Company L.P., WuXi AppTec Fund I Investment Company L.P., and WuXi AppTec Investment Management Co., Ltd. to structure a RMB fund. Wuxi AppTec Investment & Development Co., Ltd. is the general partner of WuXi AppTec Biomedical Investment Management Company L.P. WuXi AppTec Biomedical Investment Management Company L.P. is the general partner of WuXi AppTec Fund I Investment Company L.P.

On October 14, 2011, WuXi acquired Abgent, Inc., a California corporation, which is a service provider of biological research reagent products, with Abgent Europe Limited, Abgent Biotechnology (Suzhou) Co., Ltd. and Abgent Biotechnology (Shanghai) Co., Ltd. as subsidiaries. In November 2011, Abgent Biotechnology (Shanghai) Co., Ltd. was acquired by WASH as a wholly owned subsidiary.

In 2011, we established a new entity WuXi AppTec Clinical Research and Regulatory Services Co., Ltd which is directly wholly owned by WASH, following the acquisition of China-based clinical research services companies namely MedKey on October 31, 2011.

In 2011, WXAT increased the registered capital in STA. As a result of this capital increase, WXAT’s holdings increased to 75% of the equity interest of STA and WXAT BVI’s holdings decreased to 25% of the equity interest of STA.

In 2011, STA established Shanghai STA Pharmaceutical R&D Co., Ltd. for the purpose of business development and R&D.

In 2011, STA established STA Pharmaceutical Hong Kong Limited for the purpose of business development and foreign investments.

In 2011, WASH and Wuxi AppTec Investment & Development Co., Ltd. jointly established WuXi AppTec (Nanjing) Testing Technology Co., Ltd., which is in the start-up phase. WASH and WuXi AppTec Investment & Development Co., Ltd. respectively held a 10% and 90% equity interest in WuXi AppTec (Nanjing) Testing Technology Co., Ltd.

The following diagram illustrates our corporate structure and the place of formation and affiliation of each of our subsidiaries as of the date of this annual report on Form 20-F:

D. Property, Plant and Equipment

We currently conduct substantially all our laboratory and manufacturing activities at the following sites, which are operational or under construction:

•

A 1,062,000 square-foot R&D center at the Waigaoqiao Free Trade Zone in Shanghai, primarily for laboratory services. We own approximately 400,000 square feet of facilities at Waigaoqiao, part of which was financed with a RMB 30 million three-year mortgage loan that was repaid in full in April 2009. We lease the remaining facilities in Waigaoqiao under several leases with varying terms, the most recent of which include 146,000 square-foot and 140,000 square-foot facilities leased in December 2010 and January 2011, respectively. Our 1,062,000 square-foot R&D center includes a 32,000 square-foot cGMP pilot laboratory facility focused on formulation development and drug product manufacturing for clinical trials.

•

A 576,000 square-foot R&D facility in Tianjin, mainly focused on our synthetic chemistry services. This facility consists of (1) a 320,000 square-foot facility at Tianjin Economic-Technological Development Area that we own and that we began constructing in December 2010; (2) a leased, 136,000 square-foot facility, the lease for which expires in 2017; and (3) a leased 120,000 square-foot facility, the lease for which expires in 2012. We plan to replace the two leased facilities with the new owned facility.

•

A 379,000 square-foot manufacturing plant, which we own, in the Jinshan Chemical Industry Development Zone of Shanghai, mainly focused on producing advanced intermediates and APIs. The plant includes (1) a 157,000 square-foot development-stage small-scale manufacturing facility and (2) a 222,000 square-foot large-scale manufacturing facility. We are currently constructing a 86,000 square-foot small-scale manufacturing facility, which we expect to open in 2012.

•	A leased, 13,000 square-foot preclinical drug safety evaluation facility in Suzhou, the lease for which expires in 2011. We continue to use this facility for non-GLP toxicology services.

•

A 314,000 square-foot GLP safety evaluation center in Suzhou. This facility, which we own, focuses primarily on non-clinical toxicology research. Opened in 2009, this facility provides non-GLP and GLP toxicology services and DMPK studies.

•

A leased, 111,000 square-foot manufacturing plant in Wuxi, mainly focused on bioprocess development. The construction began in December 2010 and is expected to be completed in the end of 2012. The lease for this plant will expire in 2032.

•

A leased, 106,000 square-foot R&D facility for synthetic chemistry in Wuhan. We completed the construction of this facility near the end of 2011 and opened it in February 2012. The lease for this plant will expire in 2021.

•

Leased labs in Shanghai, Suzhou and San Diego totaling approximately 65,000 square feet, primarily focused on antibody and biologics reagent production and distribution. The leases for these plants expire in the fiscal years ranging from 2012 to 2014.

•

A leased, 83,000 square-foot FDA-registered and AAALAC-accredited R&D and manufacturing center in St. Paul, Minnesota, mainly focused on in vitro and in vivo biocompatibility, toxicology and process development services and cGMP manufacturing for tissue-based products for medical device companies. The lease for this facility expires in 2019.

•

A leased, 76,000 square-foot FDA-registered R&D and testing center in Philadelphia, Pennsylvania, mainly focused on viral-clearance studies, virology, analytical services, cell biology, cell therapy, cell banking, molecular biology, and bioanalytical studies The lease for this facility expires in 2020.

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

We group our operations into two segments: laboratory services and manufacturing services. Until January 2008, our laboratory services segment focused entirely on helping our customers to discover and develop small-molecule pharmaceuticals through our discovery chemistry, medicinal chemistry, DMPK, toxicology, formulation and bioanalytical and analytical services. Our manufacturing services segment focused on producing advanced intermediates and APIs for small-molecule pharmaceuticals used by our customers in clinical testing and commercial sales. With the AppTec acquisition in January 2008, we expanded our laboratory services segment to include biopharmaceutical and medical device testing, and we expanded our manufacturing services segment to include biologics manufacturing. In December 2008, we discontinued our biologics manufacturing operation because the global financial downturn and resulting deterioration in credit markets negatively impacted our biotechnology customers’ ability to obtain financing, leading them to conserve their cash and substantially curtail their manufacturing activities. Our biologics-manufacturing operations were not profitable in 2008 and had no reasonable prospects for becoming profitable in the foreseeable future. We present the biologics-manufacturing operations as discontinued operations in our consolidated statements of operations located elsewhere in this annual report on Form 20-F.

In 2011, a large portion of our laboratory services revenues came from the synthetic chemistry business. Newer services that occur later in the drug discovery and development process than synthetic chemistry, such as medicinal chemistry, discovery biology, DMPK/ADME, bioanalytical services, toxicology, process R&D, formulation and analytical development services achieved strong revenue growth. We expanded our capabilities and developed a broader and more integrated range of services throughout the drug R&D process. We saw increasing demand from both existing and new customers for integrated services. Relationships with our customers continued to evolve from single transactions to preferred-provider relationships, partnerships and strategic alliances.

In 2011, we also formed a corporate venture fund, with an expectation to invest up to $50 million. This fund will invest in technologies and life-sciences companies. As of December 31, 2011, the investment portfolio had made investments of approximately $4.3 million in privately held companies.

Our current customers include most of the world’s largest pharmaceutical companies as measured by revenue, as well as other large and small pharmaceutical, biotechnology and medical device companies. In 2011, we provided services to more than 1,200 pharmaceutical, biotechnology and medical device customers, many of whom have presented us with performance awards and continue to contract with us to do R&D projects with broader scope. Each of our top ten customers over the last five years continues to be a customer.

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

Our capital expenditures were $49.4 million and $64.0 million in 2010 and 2011, respectively, and were mainly incurred to update and expand our laboratory service facilities and equipment. We expect to make about $70.0 million of capital expenditures in 2012, mainly to expand our laboratory services facilities and equipment and to build and equip new chemistry facilities in Wuhan and a new pilot-scale biologics manufacturing facility in Wuxi. We plan to continue increasing our headcount to meet expected growth.

Our net revenues increased 21.9% from $334.1 million in 2010 to $407.2 million in 2011. Our revenue growth is attributable primarily to new capabilities, a larger customer base, more revenue per customer and an increasing number of long-term, integrated customer-service contracts. This revenue growth was broad-based, with 12.6% growth in laboratory services and 91.8% growth in manufacturing services.

Our gross profit increased from $108.3 million in 2009 to $127.6 million in 2010, or 17.7% growth, and to $156.4 million in 2011, or 22.6% growth. Our gross margins were 40.1% in 2009, 38.2% in 2010 and 38.4% in 2011. The 2010 gross margin decline was attributable to business mix, as our highest rate of revenue growth occurred in our relatively lower-margin manufacturing services business. In 2011, gross margin in manufacturing services, which was lower than that in laboratory services, improved year over year to 29.3% from 20.0% due to strong revenue growth and improved capacity utilization in our large-scale manufacturing facility. Gross margin in laboratory services in 2011 decreased slightly year over year to 40.5% from 40.6% due to the higher depreciation expenses and the negative impact from appreciation of the Renminbi relative to the U.S. dollar. We estimate our gross margin and operating margin to decline in 2012 primarily due to labor cost inflation.

We expect all of our operations—our core synthetic chemistry function; newer laboratory services such as medicinal chemistry, biology, DMPK/ADME, formulation, toxicology, bioanalytical services, analytical development services, research reagents, and clinical development services; process research, research manufacturing and commercial manufacturing services for both small molecules and biologic products; and testing services for medical devices and biologic products—to contribute significantly to our growth in revenue, gross profit and net income in the coming years. We expect this revenue growth to be both strong and broad-based. The breadth and integration of our services facilitates strategic partnerships with our customers.

Our net income decreased 10.8% from $90.8 million in 2010 to $81.0 million in 2011 due to the inclusion in the prior-year results of the receipt of a $30 million termination fee relating to the proposed transaction with Charles River Laboratories and an increase in the effective tax rate in 2011 due to business mix and higher statutory tax rates for certain Chinese legal entities, offset by a 17.2% increase in operating income, gains on foreign-exchange forward contracts, and higher interest income from short-term investments.

Components of Revenue and Expenses

Net Revenues

Our net revenues represent our total revenues from operations, less sales taxes. We generated most of our net revenues over the last three years from U.S.-headquartered customers, with most of the remaining revenues coming from customers based in Europe and Japan. We generated very limited revenues from customers based in China. Most of our revenues came from pharmaceutical companies, with the remainder mainly coming from biotechnology and medical device companies. We expect the general composition of this customer base to continue in 2012.

Laboratory Services Segment

Laboratory services are composed of synthetic chemistry, medicinal chemistry, biology, DMPK/ADME, formulation, toxicology, process chemistry, bioanalytical services and analytical development services based, as well as from testing of large-molecule biologics and testing and development of medical devices in the United States. Beginning with our financial reporting in 2012, we will record our results of operations for process chemistry under manufacturing services rather than laboratory services. Process chemistry develops used in manufacturing services for making APIs and advanced intermediates and thus is more closely related to operations of manufacturing services. Process chemistry will be managed as part of the manufacturing services business beginning in 2012. Our revenues for fiscal year 2011 for process chemistry were approximately $20.4 million. We expect laboratory services revenues, excluding process chemistry, to increase by 18% to 24% in 2012 and for this growth to be broad-based.

Manufacturing Services Segment

We derive our manufacturing services revenues from two sources: China-based manufacturing of advanced intermediates and APIs for use by our customers in clinical trials and China-based manufacturing of advanced intermediates for the commercial supply of commercial products. Manufacturing services revenues increased significantly from 2010 to 2011 in both areas. We generate all of our manufacturing services revenues on a fee-for-service basis. Our manufacturing services revenues tend to be somewhat variable due to the relatively small size of this segment, the varying size of projects, the unpredictable delivery requirements of our customers and changing economic conditions. Beginning with our financial reporting in 2012, we will record our results of operations for process chemistry under manufacturing services rather than laboratory services. Process chemistry develops processes used in manufacturing services for making APIs and advanced intermediates and thus is more closely related to operations of manufacturing services. Process chemistry will be managed as part of the manufacturing services business beginning in 2012. Our revenues for fiscal year 2011 for process chemistry were approximately $20.4 million. We expect manufacturing services revenues on this new basis to increase by 13% to 18% in 2012 and for this growth to be broad-based.

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

We expect cost of revenues in the laboratory services segment to increase in 2012 driven by higher demand for our services. Headcount is expected to increase in excess of revenue growth as we expand to meet anticipated growth. In 2012, we expect revenue growth of approximately 15-20% and headcount growth of approximately 25-30%. We also expect that rising labor costs in China will increase our near-term labor costs as a percentage of laboratory services segment net revenues, partially offset by improved employee productivity and operating efficiency. We expect raw-material costs to increase in absolute terms due to higher prices. However, we expect near-term raw-material costs as a percentage of laboratory services segment net revenues to remain relatively stable due to steps we are taking to control raw-materials costs, such as improving raw-material usage efficiencies and taking advantage of economies of scale. We expect near-term overhead costs to increase substantially in absolute terms as we expand our facilities, purchase new equipment and increase the size of our supporting staff to satisfy future business needs. However, we expect the near-term overhead costs as a percentage of laboratory services net revenues to be relatively stable, with the leverage of improved facility utilization and economies of scale to partially offset overhead expense increases. Labor, material, and overhead costs in China may also increase in U.S. dollar terms due to Renminbi appreciation.

Manufacturing Services Segment

Cost of manufacturing services revenues consists primarily of (a) labor costs, including salaries, bonuses and other benefits for employees who provide manufacturing services; (b) the cost of raw materials used in manufacturing; and (c) overhead, consisting primarily of facility depreciation and the costs of our quality control and quality assurance. We expect the cost of manufacturing services revenues to increase as demand for research manufacturing services and commercial manufacturing services grows. We expect an increase in manufacturing revenue and profitability in 2012 driven by growth in demand for our services. With an increase in manufacturing orders, we expect to increase our headcount and to have increased raw-material and utility costs. Cost of manufacturing services revenues also includes an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform. See “—Critical Accounting Policies—Share-Based Compensation Expense.”

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Periodic changes in our gross profit and gross margin are primarily driven by our service mix, pricing, costs, and exchange-rate fluctuations. In 2010, gross profit increased 18% as compared to 2009, primarily attributable to revenue growth in laboratory services and both revenue growth and margin improvement in manufacturing services. Gross margin decreased slightly, primarily due to higher revenue growth of our lower-margin manufacturing services business and decreased margins in our laboratory services business due to labor cost inflation and RMB appreciation against the US dollar. The 2011 gross profit increased 22.6% compared with 2010, primarily attributable to revenue growth in laboratory services and 92% revenue growth and significant margin improvement in manufacturing services. Gross margin in 2011 decreased slightly, mainly due to higher revenue growth of our lower-margin manufacturing services business and decreased margins in our laboratory services business due to labor cost inflation and RMB appreciation against the US dollar. The gross margins of laboratory services and manufacturing services were both adversely affected by labor cost inflation, overhead and depreciation expenses associated with the new facilities. The gross margin of manufacturing services increased due to the significant increase in revenues and improved capacity utilization in large-scale manufacturing.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and impairment charges. We expect the ratio of operating expenses to net revenues to remain relatively flat during 2012 due to the continued need to invest in our sales and marketing and administrative organization to drive revenue growth.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries, bonuses, commissions and other benefits of our sales and business development personnel and promotional activities and tradeshow expenses. We expect that selling and marketing expenses will grow from our efforts to increase market penetration and to promote our newer services to drive revenue growth in the years to come.

General and Administrative Expenses

General and administrative expenses consist primarily of (a) salaries, bonuses and other benefits for senior management and employees in our administrative departments, including finance, human resources, the executive office, site administration, legal, information technology and public/investor relations, (b) external legal, consulting and auditing fees and (c) research and development expenses to develop new capabilities. In certain periods, general and administrative expenses are partially offset by government cash subsidies for our general use that are awarded at the discretion of local Chinese authorities. General and administrative expenses also include an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform. See “—Critical Accounting Policies—Share-Based Compensation Expense.”

We expect the ratio of operating expenses to net revenues to remain relatively flat during 2012 due to the need to invest in business development and to increase general administrative personnel and research activities to drive future revenue growth.

Impairment Charges

We test the carrying amounts of goodwill, acquired intangible assets and other long-lived assets in accordance with relevant guidance. See “—Critical Accounting Policies—Goodwill and Impairment of Long-lived Assets.” Impairment charges for goodwill, fixed assets and acquired intangibles associated with discontinued AppTec operations totaled $0.6 million for 2009. We recorded no impairment charges in 2010 and 2011.

Operating Income

We expect full-year 2012 operating margin of 17.5%-19.0%. This compares with operating margin of 20.6% for full-year 2011. The main factors expected to cause this reduction in operating margin are higher labor costs in China, continuing appreciation of the Renminbi relative to the U.S. dollar, and investment in new capabilities.

Interest Expense

Interest expense consists of interest owed on bank borrowings.

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

United States

WXAT Holding and AppTec are registered in Delaware. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 5% to 10%. As of December 31, 2011, AppTec had gross federal and state net operating losses of $16.4 million and $21.0 million, respectively, which we expect to be available to offset future U.S. taxable income.

China

All of our PRC subsidiaries were FIEs that were eligible to receive preferential tax treatment in the form of reduced tax rates and/or tax holidays pursuant to certain PRC tax laws and regulations effective before January 1, 2008. WXAT was an FIE engaged in the manufacturing business with a business term of over ten years and located in the Wuxi Taihu National Tourist Resort Zone. As such, its head office was granted a two-year exemption from EIT beginning from its first profitable year and a 12% EIT rate for the subsequent three years, followed by a three-year 12% tax rate as long as it continues to qualify as an “advanced technology enterprise with foreign investment.” The Shanghai branch of WXAT located in the Waigaoqiao Free Trade Zone in Shanghai was granted a two-year exemption from EIT beginning from its first profitable year and a 7.5% EIT rate for the subsequent three years, followed by a three-year 10% tax rate as long as WXAT continues to qualify as an “advanced technology enterprise with foreign investment.” WASH was an FIE engaged in the manufacturing business with a business term of over ten years and located in the Shanghai Waigaoqiao Free Trade Zone. As such, it is entitled to a two-year exemption from EIT beginning from its first profitable year and a 7.5% EIT rate for the subsequent three years. Subject to confirmation by local tax bureaus, STA, WATJ and WASZ are entitled to reduced tax rates and/or tax holidays.

China promulgated the New EIT Law and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to FIEs under its predecessor law. However, the New EIT Law also (a) reduces the statutory rate of EIT from 33% to 25%; (b) permits companies established before March 16, 2007, to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules; and (c) introduces new tax incentives, subject to various qualification criteria. Therefore, as enterprises established prior to the promulgation of the New EIT Law, WASH, STA, WATJ and WASZ are still entitled to their preferential tax treatment, which shall also be subject to the transitional phase-out rules. In addition, based on the new tax law, an enterprise that is entitled to preferential treatment in the form of enterprise income-tax reduction or a tax-holiday exemption, but that has not been profitable and, therefore, has not enjoyed such preferential treatment, was required to begin its tax-holiday exemption in the same year that the new tax law goes into effect, i.e., 2008. As such, certain subsidiaries began their tax-holiday exemption in 2008 even though they were not yet cumulatively profitable at that time.

The New EIT Law and its implementing rules permit certain HNTEs to enjoy a reduced 15% EIT rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the New EIT Law. Therefore, WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as HNTEs. However, WASH, STA and WATJ chose not to adopt the HNTE policy until the transitional periods of the New EIT Law expire. WXAT and WASH started to benefit from the HNTE policy from 2008 and 2011, respectively. The applicable transitional period tax rates for STA and WATJ are both less than 15%. WATJ and STA will end their transitional periods in 2012. According to the three-year review schedule regulated by the relevant government authority, WXAT, WASH, WATJ and STA successfully passed the first three-year review of HNTE qualification in 2011. Thus, those four entities are eligible to enjoy a preferential tax rate of 15% for 2011 through 2013. As the continued qualification of an HNTE is subject to annual evaluation and a three-year review by the relevant government authority in China, it is uncertain whether all these entities can pass the future review and our computation of deferred taxes is based on the enacted tax rate, which does not factor into the extension of the HNTE status. If either or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase up to 25%, which could have a material adverse effect on our results of operations.

In addition to the HNTE preferential tax policy, according to relevant PRC tax laws and regulations, a qualified Advanced Technology Service Enterprise, or ATSE, can also enjoy a reduced 15% EIT rate during the period from 2009 through 2013. It was unknown whether this policy will extend beyond 2013. WASH was recognized as an ATSE in 2009, and WASZ was recognized as an ATSE in 2010. Therefore, they are eligible to enjoy a preferential tax rate of 15% for five years (2009-2013) as long as they maintain their qualification as ATSEs. However, WASH and WASZ chose to continue using the preferential tax rate of HNTE policy until expiration in 2013.

Because we are a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries described above. The New EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for purposes of PRC EIT, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax arrangement. We expect that this 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries. We do not intend to declare dividends for the foreseeable future.

Since the company’s inception, we have benefited from either exemptions or subsidies with respect to income tax and turnover tax. Our eligibility to receive these financial incentives requires that we continue to qualify for them and is subject to the discretion of the central government or relevant local government authorities, who could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.”

Our effective tax rate was 8.9%, 10.1% and 17.0% in 2009, 2010 and 2011, respectively. In 2012, we expect our effective tax rate to increase to 17-18%, primarily due to the income mix and the increase in the statutory tax rate of certain of our Chinese subsidiaries.

Results of Operations

The following table presents a summary of our consolidated results of operations by amount and as a percentage of our total net revenues for the years ended December 31, 2009, 2010 and 2011. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Our historical operating results are not necessarily indicative of our future results.

	Year Ended December 31,
	2009		2010		2011
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(in millions of U.S. dollars)
Net revenues	$270.0	100%	$334.1	100%	$407.2	100%
Cost of revenues	(161.7)	(59.9)	(206.5)	(61.8)	(250.8)	(61.6)

Gross profit	108.3	40.1	127.6	38.2	156.4	38.4
Operating expenses:
Selling and marketing expenses	(7.5)	(2.7)	(9.1)	(2.7)	(10.3)	(2.5)
General and administrative expenses	(48.8)	(18.1)	(47.0)	(14.1)	(62.3)	(15.3)
Impairment charges	—	0.0	—	0.0	—	0.0

Total operating expenses	(56.3)	(20.8)	(56.1)	(16.8)	(72.6)	(17.8)

Other income, net	6.8	2.5	28.4	8.5	8.5	2.1
Interest expense	(1.0)	(0.4)	(0.4)	(0.1)	(0.8)	(0.2)
Interest income	1.1	0.4	1.5	0.4	6.1	1.5
Income tax expense	(5.5)	(2.0)	(10.2)	(3.1)	(16.6)	(4.1)
Net income (1) from continuing operations	53.4	19.8	90.8	27.1	81.0	19.9
Loss from discontinued operations, net of tax	(0.5)	(0.2)	—	0.0	—	0.0

Net income	$52.9	19.6%	$90.8	27.1%	$81.0	19.9%

(1)

Includes total share-based compensation charges of $10.2 million in 2009, $10.1 million in 2010 and $11.5 million in 2011 and amortization of acquired intangible assets of $3.1 million in 2009, $2.9 million in 2010 and $1.5 million in 2011.

Comparison of 2010 and 2011 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2010 and 2011:

	Year Ended December 31,
	2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$294.9	88.3%	$332.0	81.5%
Manufacturing services	39.2	11.7	75.2	18.5

Total net revenues	$334.1	100.0%	$407.2	100.0%

Our net revenues increased from $334.1 million in 2010 to $407.2 million in 2011, or 21.9%. This growth was primarily due to higher demand for large-scale commercial manufacturing and clinical-trial materials from our research manufacturing business, along with increase in the number of our customers and revenue per customer from the broader scope of services we provided in our laboratory services segment. Our average revenue per top ten customers increased from $19.9 million in 2010 to $22.5 million in 2011.

Laboratory Services Segment Net Revenues

Net revenues from our laboratory services segment increased from $294.9 million in 2010 to $332.0 million in 2011, or 12.6% growth year over year. The increase in net revenues is attributable to $11.1 million in new service offerings introduced in 2011, with particularly strong growth in integrated medicinal chemistry, DMPK/ADME, formulation, toxicology, and bioanalytical services, partially offset by an average price decline relating to FTE contracts for ongoing service offerings of 1.6%, or $2.2 million, as well as an increase in the number of our customers and larger revenue per top-ten customer for our existing service offerings.

Manufacturing Services Segment Net Revenues

Net revenues from our manufacturing services segment increased from $39.2 million in 2010 to $75.2 million in 2011, or 91.8%. The increase in net revenues is primarily due to higher demand for large-scale commercial manufacturing and clinical-trial materials from our research manufacturing business.

Cost of Revenues

The following table presents cost of revenues by segment for 2010 and 2011:

	Year Ended December 31,
	2010		2011
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$175.1	84.8%	$197.6	78.8%
Manufacturing services	31.4	15.2	53.2	21.2

Total cost of revenues	$206.5	100.0%	$250.8	100.0%

Our total cost of revenues increased by 21.4%, from $206.5 million in 2010 to $250.8 million in 2011. This revenue growth was mainly attributable to the growth in the volume of services offered.

Laboratory Services Segment Cost of Revenues

Cost of revenues for the laboratory services segment increased by 12.8%, from $175.1 million in 2010 to $197.6 million in 2011, driven by the revenue growth in medicinal chemistry, discovery biology, DMPK/ADME, formulation, and bioanalytical and analytical development services. Cost of revenues as a percentage of net revenues remained relatively stable at 59.4% in 2010 and 59.5% in 2011.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the manufacturing services segment increased by 69.6%, from $31.4 million in 2010 to $53.1 million in 2011, primarily due to net revenue growth in 2011. Cost of revenues as a percentage of net revenues was 80.0% in 2010 and 70.7% in 2011, respectively. This decrease in cost of revenues as a percentage of net revenues in 2011 was due to project mix, higher volume in the research manufacturing business and a significant increase in capacity utilization in our commercial manufacturing business, partially offset by the negative impact of higher depreciation expenses, increased labor costs, and the appreciation of the Renminbi relative to the U.S. dollar. In addition, in 2010, we paid bonuses to certain employees following the termination of the proposed Charles River combination.

Gross Profit and Gross Margin

Our gross profit increased by 22.6% from $127.6 million in 2010 to $156.4 million in 2011, due to revenue growth in laboratory services, and revenue growth and margin improvement in manufacturing services. Overall gross margin increased slightly from 38.2% in 2010 to 38.4% in 2011. Gross margin in manufacturing services improved year over year to 29.3% from 20.0% due to project mix, higher volume in the small-scale manufacturing business and a significant increase in capacity utilization in our large-scale manufacturing business. These factors offset the negative impact of higher depreciation expenses, increased labor costs, and the appreciation of the Renminbi relative to the U.S. dollar. Gross margin in laboratory services decreased year over year to 40.5% from 40.6% due to increased labor costs, larger overhead/depreciation expenses for new pharmacology, DMPK, and chemistry laboratories in Shanghai and the toxicology facility in Suzhou and the negative impact from the appreciation of the Renminbi relative to the U.S. dollar, partially offset by productivity improvements and expenses in 2010 related to the terminated Charles River combination, such as payment of employee bonuses.

Operating Expenses

Total operating expenses increased by 29.4% from $56.1 million in 2010 and to $72.6 million in 2011. Operating expenses as a percentage of revenues, deceased from 21.4% in 2010 to 20.6% in 2011. This slight decrease in operating margin was mainly due to increased expenses relating to the hiring of new senior staff and sales and marketing personnel, Renminbi appreciation, and development of R&D capabilities in biology, biologics, and genomics. In addition, in 2010, we incurred expenses relating to the termination of the proposed Charles River combination, including the payment of bonuses to general and administrative employees.

Impairment Charges

We recorded no impairment charges in 2010 and 2011.

Other Income, Net

Other income, net, decreased from $28.4 million in 2010 to $8.5million in 2011, primarily due to the $25.0 million termination fee received relating to the proposed business combination transaction with Charles River Laboratories which was recorded as other income in 2010 (an additional $5.0 million termination fee was recorded as expense reimbursement in general and administrative expenses).

Interest Expense

Interest expense increased from $0.4 million in 2010 to $0.8 million in 2011, mainly due to increased borrowing.

Interest Income

Interest income increased from $1.5 million in 2010 to $6.1 million in 2011, mainly due to the increased investments in short-term instruments earning higher interest rates.

Income Tax Expense

Income tax expense increased from $10.2 million in 2010 to $16.6 million in 2011. The increase was due to the higher 2011 pretax income, which was driven by sales growth, and higher tax rates. Our effective tax rate increased from 10.1% in 2010 to 17.0% in 2011 due to laboratory services in the United States, which has higher tax rates, and the progressively higher statutory tax rates in China. Our 2010 effective tax rate was low due to the fact that the $30 million termination fee relating to the proposed Charles River combination was not taxed.

Net Income

As a result of the foregoing, net income was $90.8 million in 2010 and $81.0 million in 2011. These numbers included total share-based compensation charges of $10.1 million in 2010 and $11.5 million in 2011.

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

Our net revenues increased from $270.0 million in 2009 to $334.1 million in 2010, or 24%. This strong growth was primarily due to an increase in the number of customers and the scope of services we provided in our laboratory services segment and from higher demand for research manufacturing and commercial manufacturing in 2010. Our average revenue per top-ten customer increased from $14.4 million in 2009 to $19.9 million in 2010.

Laboratory Services Segment Net Revenues

Net revenues from our laboratory services segment increased from $249.9 million in 2009 to $294.9 million in 2010, or 17.9% growth year over year. The increase in revenue was attributable to $9.5 million in new service offerings introduced in 2010, partially offset by average price declines relating to FTE contracts for ongoing service offerings of 2%, or $4.9 million, with the remaining increase in net revenue attributable to increased volume.

Manufacturing Services Segment Net Revenues

Net revenues from our manufacturing services segment increased from $20.1 million in 2009 to $39.2 million in 2010, or 95.0% growth year over year. The increase in net revenues is primarily attributable an increase in demand, which resulted in higher volume orders.

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

Laboratory Services Segment Cost of Revenues

Cost of revenues for the laboratory services segment increased by 20.6% from $145.2 million in 2009 to $175.1 million in 2010, driven by the strong revenue growth in both synthetic chemistry and newer businesses, such as medicinal chemistry, discovery biology, DMPK/ADME, formulation, and bioanalytical and analytical development services. Cost of revenues as a percentage of net revenues was 58.1% in 2009 and 59.4% in 2010. This increase in cost of revenues as a percentage of net revenues in 2010 was primarily due to increases in labor costs, overhead/depreciation expenses of new pharmacology, DMPK, and chemistry laboratories in Shanghai and the toxicology facility in Suzhou and the negative impact from the appreciation of the Renminbi relative to the U.S. dollar. In addition, cost of revenues for the laboratory services segment increased by $2.9 million, or 1% as a percentage of net revenue, as a result of employee bonuses paid after the termination of the proposed business combination with Charles River Laboratories.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the manufacturing services segment increased by 90.3% from $16.5 million in 2009 to $31.4 million in 2010, primarily due to net revenue growth in 2010. Cost of revenues as a percentage of net revenues was 81.9% in 2009 and 80.0% in 2010, respectively. This decrease in cost of revenues as a percentage of net revenues in 2010 was due to project mix, higher volume in the research manufacturing business and improved capacity utilization in our commercial manufacturing business, which more than offset the negative impact of higher depreciation expenses. These factors more than offset the negative impact of higher depreciation expenses.

Gross Profit and Gross Margin

Our gross profit increased by 17.8% from $108.3 million in 2009 to $127.6 million in 2010, due to revenue growth in laboratory services and both revenue growth and margin improvement in manufacturing services. Overall gross margin decreased from 40.1% in 2009 to 38.2% in 2010, due to higher revenue growth of our lower-margin manufacturing services business and lower margins in our laboratory services business. Gross margin for our laboratory services segment decreased from 41.9% in 2009 to 40.6% in 2010 as a result of the increases in labor costs and overhead/depreciation expenses of the new pharmacology, DMPK, and chemistry laboratories in Shanghai and the toxicology facility in Suzhou. Gross margin for our manufacturing services segment increased from 18.1% in 2009 to 20.0% in 2010, primarily caused by project mix, higher volume in the research manufacturing business and improved capacity utilization in our commercial manufacturing business, which more than offset the negative impact of higher depreciation expenses. In addition, total gross profit was reduced by $3.1 million, and gross margin was reduced by 0.9 percentage points, due to transaction-related bonuses paid to certain employees after the termination of the proposed business combination transaction with Charles River Laboratories.

Operating Expenses

Total operating expenses decreased by 0.4% from $56.3 million in 2009 to $56.1 million in 2010. This slight decrease in operating expenses in 2010 was primarily due to cost-control efforts, which, combined with significant revenue growth, produced an increase in operating margin from 19.3% in 2009 to 21.4% in 2010.

Selling and Marketing Expenses

Our selling and marketing expenses increased from $7.5 million in 2009 to $9.1 million in 2010. Selling and marketing expenses as a percentage of net revenues were 2.7% in both years.

General and Administrative Expenses

Our general and administrative expenses decreased by 3.7% from $48.8 million in 2009 to $47.0 million in 2010. The decrease was primarily due to the reduction of share-based compensation expenses allocated to the general and administrative expenses from $7.4 million in 2009 to $6.3 million in 2010. We incurred $4.9 million in deal costs related to the proposed business combination with Charles River Laboratories, which was offset by our recording of $5.0 million of the termination fee for the proposed Charles River business combination transaction with Charles River Laboratories as expense reimbursement in general and administrative expenses (we recorded the remaining $25.0 million in other income). General and administrative expenses as a percentage of net revenues decreased from 18.1% in 2009 to 14.1% in 2010, as we achieved economies of scale.

Impairment Charges

We recorded no impairment charges in 2009 and 2010. See “—Critical Accounting Policies—Impairment of Long-Lived Assets and Goodwill.”

Other Income, Net

Other income, net, increased from $6.8 million in 2009 to $28.4 million in 2010 primarily due to the $25.0 million termination fee received in relation to the proposed business combination with Charles River Laboratories which was recorded as other income (an additional $5.0 million was recorded as expense reimbursement in general and administrative expenses).

Interest Expense

Interest expense decreased from $1.0 million in 2009 to $0.4 million in 2010, mainly due to lower levels of borrowing.

Interest Income

Interest income increased from $1.1 million in 2009 to $1.5 million in 2010, mainly due to increased bank deposit balances.

Income Tax Expense

Income tax expense increased from $5.5 million in 2009 to $10.2 million in 2010, due to the higher 2010 pretax income, driven by strong sales growth, and higher tax rates. Our effective tax rate increased from 8.9% in 2009 to 10.1% in 2010, due to higher pretax income from U.S.-based laboratory services and the progressively higher statutory tax rates in China.

Income from Continuing Operations

Income from continuing operations was $53.4 million in 2009 and $90.8 million in 2010. These numbers included total share-based compensation charges of $10.2 million in 2009 and $10.1 million in 2010.

Loss from Discontinued Operations

On December 2, 2008, we announced the discontinuation of our biologics manufacturing operation in Philadelphia. As a result, we reflect biologics manufacturing as a discontinued operation in our financial statements for all periods presented.

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

Business Combination

Our consolidated financial statements reflect the results of an acquired business after the completion of the acquisition. We account for business combinations using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at the date of acquisition at their fair values. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. There are several methods that can be used to determine fair value. For intangible assets, we typically use the income method. This method starts with our forecast of all expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash-flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include:

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

Our annual goodwill impairment assessment has historically been completed in the fourth quarter. Based on our assessment (step one) for 2011, the fair value of our business of AppTec was greater than its carrying value. Thus, no goodwill impairment was recorded in 2011

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value. Our estimates of undiscounted cash flow are based on the current regulatory, social and economic climate in which we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns or other events affecting our business.

During the fourth quarter of 2011, based on our most recent market outlook we assessed our long-lived assets for impairment. The assessment included an evaluation of the ongoing cash flows of the long-lived assets. We determined, based upon our evaluation, that the fair value of long-lived assets was no greater than the carrying amount and therefore we recognized no impairment.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. For laboratory services provided on a fee-for-service or project basis, we recognize revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report or small amount of compound. For fee-for-service or project basis services that span multiple accounting periods, we recognize revenue as we perform services and satisfy our contractual obligations, measured on a proportional-performance basis, generally using output measures that are specific to the service being provided. Examples of output measures include dosing performed, specimens prepared, and hours worked. Substantially all of our fee-for-service contracts have durations of less than one year. For laboratory services provided on a full-time-equivalent basis, the customer pays a fixed rate per FTE and we recognize revenues as the services are provided. FTE contracts do not require acceptance by the customer of fixed deliverables from us. We provide manufacturing services to our customers that involve the manufacture of advanced intermediates and APIs for R&D or commercial use. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred, assuming all other revenue recognition criteria have been met. We record deferred revenues for payments received from the customer prior to the delivery of products or services.

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

We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) the overall future industry outlook. We believe it is more likely than not that we will realize the benefits of these deductible differences as of December 31, 2009, 2010 and 2011. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

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

Share-Based Compensation Expense

We measure share-based compensation based on the grant-date fair value of the awards and recognize the compensation expense, net of estimated forfeitures, in the statement of operations over the requisite service period. The share-based compensation expense have been recorded in cost of revenues, selling and marketing expenses or general and administrative expenses, depending on the job function of the grantee.

We estimate the fair value of share option grants using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimations are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options. Based on share options and nonvested restricted stock units granted and outstanding as of December 31, 2011, and assuming no change in the estimated forfeiture rates, we expect total share-based compensation expense of $8.0 million, $3.7 million, $1.4 million, $0.4 million and zero in 2012, 2013, 2014, 2015 and 2016, respectively.

B. Liquidity and Capital Resources

Our primary sources of liquidity for our business have been cash generated from operating and financing activities, including positive operating cash flow and bank borrowings. As of December 31, 2011, we had $71.4 million in cash and cash equivalents and $128.1 million in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits. Our cash needs include primarily the working capital for our daily operations, equipment purchases, expansion of existing facilities and construction of our new biologic manufacturing facility in the city of Wuxi and discovery chemistry facility in Wuhan. We believe that our cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for the next twelve months, including purchases of equipment and the remaining capital expenditures needed for capacity expansion. The following table presents a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	(in millions of U.S. dollars)
Cash and cash equivalents	$80.6	(1)	$115.4	(1)	$71.4
Net cash provided by operating activities	69.8		125.7	(1)	101.1
Net cash used in investing activities	(73.8)		(61.8)		(178.5	)(2)
Net cash provided by (used in) financing activities	28.0		(32.3)		29.8

(1)

We spent $13.5 million for settlement of escrow shares on April 30, 2009. We also incurred $4.9 million of deal costs and received a $30.0 million termination fee relating to the termination of the proposed combination with Charles River in 2010.

(2)

We spent $12.6 million for the acquisition of Chemdepo, Abgent and MedKey in 2011. We also spent $15.9 million as down payments on the purchase of 332 residential units, which will be sold to employees in Wuhan in coming years

Operating Activities

Net cash provided by operating activities consists primarily of net income increased by non-cash adjustments such as share-based compensation charges, impairment charges for goodwill and acquired intangible assets, amortization of acquired intangible assets and depreciation of property, plant and equipment, as well as changes in assets and liabilities such as accounts receivable, accounts payable and inventories. Net cash provided by operating activities was $69.8 million, $125.7 million and $101.1million for the years ended December 31, 2009, 2010 and 2011, respectively. The increase in net cash provided by operations in 2010 was primarily driven by the $25.0 million net cash inflow related to the terminated business combination with Charles River Laboratories, the increase in net income of $12.9 million and a reduction in working capital of $14.9 million. The decrease in net cash provided by operations in 2011 was primarily due to the increase of working capital compared to 2010 and the receipt of $30.0 million termination fee and payment of $5.0 million in retention bonuses related to the proposed business combination transaction with Charles River Laboratories in 2010.

Investing Activities

Net cash used in investing activities largely reflects capital expenditures, which are primarily purchases of property, plant and equipment in connection with the expansion and upgrade of our laboratory and manufacturing facilities, as well as the those subsidiaries acquisitions and minority equity investments. Our capital expenditures were $55.3 million, $49.4 million and $64.0 million in 2009, 2010 and 2011, respectively. The increase in capital expenditures in 2011 was primarily due to the construction of new laboratories in Shanghai and Wuxi, expansion of our research manufacturing capacities in Jinshan, and purchase of new equipment. We expect to continue to invest heavily to construct and equip laboratories in 2012. See “—Capital Expenditures.”

Financing Activities

Net cash provided by (used in) financing activities was $28.0 million, $(32.3) million and $29.8 million for the years ended December 31, 2009, 2010 and 2011, respectively. Net cash provided by financing activities in 2009 and 2011 was primarily attributable to net proceeds from bank borrowings of $26.6 million and $28.1 million. Net cash used in financing activities in 2010 was primarily due to repayments of bank borrowings of $34.6 million.

As of December 31, 2011, we had long-term bank debt (including current portion) of $30.3 million. The weighted-average interest rates on the long-term bank debt were 3.95% and 3.99% in 2010 and 2011, respectively. We entered into a facility agreement with JPMorgan Chase on January 8, 2009, in the amount of $20.0 million, which included a $4.0 million U.S. dollar-denominated short-term loan facility and a $16.0 million U.S. dollar-denominated revolving loan facility. On January 28, 2010, we amended this agreement to convert the original facility to a $20.0 million short-term revolving line of credit. On January 24, 2011, we entered into another amendment to extend this $20.0 million line of credit for another twelve months. On December 31, 2011, we amended the agreement again, increasing the credit limits to $25.0 million and extending the credit period for another twelve months. According to this amendment, we will pay a management fee computed at the rate of 0.2% per annum on the unused facility for the available period. As of December 31, 2010 and 2011, we had withdrawn $0 and $20.0 million, respectively, under the revolving line of credit. We are in compliance with all financial covenants contained in our debt and bank borrowing facilities. For information on bank borrowings, see Note 9 to our Consolidated Financial Statements.

As of December 31, 2009, 2010 and 2011, our convertible notes totaled $35.9 million. Our convertible notes were contingently convertible, in whole or in part, into our ordinary shares at the option of our note holders at any time. The notes were convertible into our ordinary shares at a conversion price of $1.575 per ordinary share, which is equal to $12.60 per ADS. The notes contained restrictions on major corporate actions that could limit how we conducted our business, including the payment of dividends to our shareholders. As long as at least $20.0 million of notes was outstanding, we could not, without the prior written consent of a majority in interest of the note holders, pay, in whole or in part, any indebtedness for borrowed money other than all present and future bank and purchase money loans, equipment financings and equipment leases, or declare or pay any dividends or other distributions to any equity securities, other than the declaration and payment of (a) a cash dividend in any fiscal year that, when aggregated with all other cash dividends declared during such fiscal year, did not exceed 50% of our audited consolidated net income for our most recently completed fiscal year, calculated in accordance with U.S. GAAP, or (b) any dividend for which an adjustment to the conversion ratio was made in accordance with the terms of the notes.

On February 9, 2012, the holders of our convertible notes converted in full the $35.0 million principal amount of convertible notes plus accrued interest of $0.9 million into 22,770,991 ordinary shares. On February 24, 2012, we repurchased 22,771,000 ordinary shares from the convertible notes holders (equivalent to 2,846,375 ADSs) at $13.00 per ADS for total of approximately $37.0 million from the convertible notes holders.

Legal Restrictions on the Ability of Subsidiaries to Transfer Funds

For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information—Dividend Policy.”

Capital Expenditures

We make capital expenditures primarily in connection with purchases of property, plant and equipment; construction of facilities; leasehold improvements; and investment in equipment, technology and operating systems. Our capital expenditures were $55.3 million, $49.4 million and $64.0 million in 2009, 2010 and 2011 respectively. Most of these capital expenditures were used to expand laboratories and to purchase related equipment, to construct a large-scale cGMP manufacturing facility in Jinshan, to build a preclinical drug safety evaluation center in Suzhou, to equip the new biologics laboratories in Shanghai and to build a biologics manufacturing facility in the city of Wuxi. We currently plan to make about $70.0 million of capital expenditures in 2012, mainly to upgrade and expand our laboratory services facilities and equipments, to continue to build the biologic manufacturing facility and to expand our cGMP research manufacturing capacity.

We are building a new plant for research manufacturing on our Jinshan site. The new 86,000 square-foot building will have 28 reactors, ranging from 500 to 5,000 liters each, with total reactor volume of 59,500 liters. Most of the construction work has been completed. We are now testing and validating the equipment and we expect to officially begin operations in the second quarter of 2012.The total investment is estimated to be approximately $8.6 million.

We are building a new 111,000 square-foot research manufacturing plant for biologics in Wuxi with two cell culture suites of 500 liter to 1,000 liter bioreactors. We expect this facility to be operational by the end of 2012. The total investment is estimated to be $25.0 million.

During 2010 and 2011 we leased and equipped two additional buildings in the Waigaoqiao Free Trade Zone in Shanghai for laboratory replacement and expansion of our analytical, process chemistry, medicinal chemistry and formulation functions. We estimate a total investment in leasehold improvements of approximately $12.0 million.

C. Research and Development

Our research and development activities are mainly focus on developing new capabilities such as biology research, diseased animal model research, genomics research and other research and development activities in chemistry and process development. In 2011, our research and development expenses were approximately $5.4 million, which we recorded as general and administrative expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material adverse effect on our financial position, revenues, income, cash flows, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

E. Off-Balance-Sheet Arrangements

We do not have any outstanding off-balance-sheet commitments or arrangements. We do not engage in trading activities involving non-exchange-traded contracts. In our ongoing business, we do not enter into transactions involving, or form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance-sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the timing of the contractual obligations and commercial commitments that we had as of December 31, 2011:

	Total	2012	2013	2014	2015	2016 and thereafter
	(in millions of U.S. dollars)
Operating lease obligations	$52.1	$8.1	$7.4	$7.4	$6.5	$22.7
Debt obligations(1)	30.3	28.7	0.2	0.2	0.2	1.0
Capital commitments	14.9	14.9	—	—	—	—
Convertible notes(1) (2)	35.9	35.9	—	—	—	—

Total	$133.2	$87.6	$7.6	$7.6	$6.7	$23.7

(1)

Includes both our expected principal and interest obligations. Our calculations of expected interest payments incorporate only current-period assumptions for interest rates. (See Note 9 to Consolidated Financial Statements.)

(2)	After the holders of convertible notes exercised the conversion option, we repurchased the converted shares on February 24, 2012.

G. Safe Harbor

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position
Ge Li, Ph.D(1)(2)	45	Chairman, Chief Executive Officer and Founder
Xiaozhong Liu	48	Executive Vice President, Director and Founder
Zhaohui Zhang	42	Senior Vice President of Domestic Marketing, Director and Founder
Edward Hu	49	Chief Operating Officer and Chief Financial Officer
Shuhui Chen, Ph.D.	48	Chief Scientific Officer
Suhan Tang, Ph.D.	46	Chief Manufacturing Officer
Yifeng Shi	45	Vice President of Operations, Head of Waigaoqiao Site, Compliance officer of China
Kian-Wee Seah(2)(3)(4)	49	Director
Xuesong (Jeff) Leng(2) (4)	42	Director
Ying Han(3)(4)	58	Director
Stewart Hen(1)(2)	45	Director
Ning Zhao, Ph.D.	45	Director, Senior Vice President of Operations, Head of Corporate Human Resources

(1)	Member, strategy committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Member, audit committee

Dr. Ge Li has served as our Chief Executive Officer since the Company was founded in 2000 and as Chairman since early 2004. Dr. Li is one of the founders of our company. He is responsible for operations, strategic planning and business development. He was one of the founding scientists of Pharmacopeia, Inc. He received a bachelor’s degree in chemistry from Peking University and a master’s degree and a Ph.D. in organic chemistry from Columbia University. Dr. Li’s wife, Dr. Ning Zhao, serves as a director of the Company.

Xiaozhong Liu has served as our Executive Vice President since 2001 and as a director since 2005. Mr. Liu is one of the founders of our company. He is responsible for our project and engineering departments. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

Zhaohui Zhang has served as our Vice President of Domestic Marketing since 2002 and a director since 2005. Mr. Zhang is one of the founders of our company. He is currently Senior Vice President of Operations and responsible for domestic marketing. Prior to joining our company, he worked for Jiangsu Silver Bell Group as an Assistant to the General Manager and later as a Vice President of American Silver Bell Company responsible for government procurement. Mr. Zhang received a bachelor’s degree in mechanical and electrical engineering from Jiangnan University.

Edward Hu has served as our Chief Operating Officer since January 2008. Mr. Hu joined our company in August 2007 and served as Executive Vice President of Operations before becoming Chief Operating Officer. He served as our acting Chief Financial Officer from February 2009 to April 2010 and in August 2010 was reappointed to that position. From October 2000 to July 2007, he worked for Tanox, Inc., where he served as Senior Vice President and Chief Operating Officer. From 1998 to 2000, he worked for Biogen (now known as Biogen Idec) as Manager of Financial Planning and Analysis. From 1996 to 1998, he worked at Merck as a Senior Financial Analyst. He received his MBA and completed his Ph.D. work, except for his dissertation, in biophysics and biochemistry at Carnegie Mellon University.

Dr. Shuhui Chen has served as our Chief Scientific Officer since 2004. Dr. Chen’s main responsibilities include overseeing our laboratory services segment in China. From 1998 to 2004, he worked for Eli Lilly as a Research Advisor. From 1995 to 1997, he worked for Vion Pharmaceuticals as a Group Leader and later as an Associate Director of Chemistry on several anti-cancer and anti-viral projects. From 1990 to 1995, he worked for Bristol-Myers Squibb as a Research Investigator and later as a Senior Research Investigator. Dr. Chen received a bachelor’s degree in chemistry from Fudan University and a Ph.D. in organic chemistry from Yale University.

Dr. Suhan Tang has served as our Chief Manufacturing Officer since 2007. Dr. Tang’s main responsibilities include overseeing our manufacturing services segment. From 2003 to 2006, he was our Vice President of Process Research and Development. From 1996 to 2003, he worked for Schering-Plough as a Principal Scientist. Dr. Tang received a bachelor’s degree in chemistry from Jilin University and a master’s degree and a Ph.D. in organic chemistry from Columbia University.

Yifeng Shi has served as our Vice President of Operations and Head of our Waigaoqiao Site since August 2009. Mr. Shi has also served as Compliance Officer of WuXi AppTec China Region since August 2011. He joined the Company in 2002 and has served as Director, Senior Director and Executive Director of Chemistry. He has 19 years of experience in organic synthesis. From 1989 to 1998, Mr. Shi worked at Shanghai Institute of Organic Chemistry as a Scientist. From 1998 to 2002, he worked at GL Synthesis as a Research Scientist. Mr. Shi received a bachelor’s degree in chemistry from Shanghai University of Science and Technology.

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

Ying Han has served as a director since November 2008. From 1998 to 2006, Ms. Han worked for Asiainfo as Chief Financial Officer and Executive Vice President. Previously, she worked for 10 years at Hewlett Packard (China), where she was Chief Controller and Business Development Director. Since January 2011, she has served as an independent director of Netqin Mobile Inc., a NYSE-listed company. She is also currently an advisor to Warburg Pincus. Ms. Han received a bachelor’s degree in accounting from Xiamen University.

Stewart Hen has served as a director since February 2009. Since August 2010, Mr. Hen has been Managing Partner of Serrado Capital LLC, a healthcare investment firm based in New York. Previously, he was a Managing Director at Warburg Pincus LLC where he focused on investments in biotechnology and pharmaceuticals. He has more than 18 years of experience in the life sciences industry. Prior to joining Warburg Pincus in 2000, he was a consultant at McKinsey & Company serving the pharmaceutical industry. From 1990 to 1994, he worked at Merck in both research and development and manufacturing. Mr. Hen received an MBA from the Wharton School of the University of Pennsylvania and a master’s degree in chemical engineering from the Massachusetts Institute of Technology.

Dr. Ning Zhao has served as a director since February 2009. Dr. Zhao, one of our company’s co-founders , is currently Senior Vice President of Operations and Head of Corporate Human Resources. She was Vice President of the company’s analytical services department from 2004 to 2008 and also established its bioanalytical services, core analytical services and analytical development services departments. Dr. Zhao has previously worked for Wyeth, Pharmacopeia and Bristol-Myers Squibb. She received a bachelor’s degree in chemistry from Peking University and a Ph.D. in chemistry from Columbia University. Dr. Zhao is married to our Chairman and Chief Executive Officer, Dr. Ge Li.

Cuon Viet Do stepped down from his position on the company’s Board of Directors, effective September 30, 2011.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2011, we paid cash compensation of $4.8 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors. Our executive officers are eligible for performance bonuses.

Pursuant to our employee share incentive plans, our board of directors previously authorized the issuance of an aggregate of up to 105,855,112 ordinary shares upon exercise of stock options and non-vested restricted stock units granted from 2004 to 2011. As of April 16, 2012, stock options and non-vested restricted stock units covering 24,776,325 ordinary shares are outstanding and 11,176,448 shares are reserved for future issuance. All future option grants will be made under our 2007 Employee Share Incentive Plan described below.

As of December 31, 2011, our officers and executive directors held, in the aggregate, options and restricted stock units with respect to 9,974,264 ordinary shares. These options and restricted stock units have a weighted-average exercise price of $0.49. Of these options, 375,000 expire on August 8, 2017; 93,344 expire on December 31, 2017; 750,000 expire on January 3, 2018; 32,000 expire on February 11, 2018; 631,728 expire on March 22, 2018; 144,000 expire on October 13, 2018; 1,654,720 expire on March 11, 2019; 64,000 expire on March 30, 2019; 720,000 expire on June 1, 2019; 106,672 expire on June 8, 2019; 1,498,400 expire on March 18, 2020; 416,000 expire on August 5, 2020; 1,080,000 expire on November 10, 2020; 40,000 expire on December 9, 2020; 2,286,000 expire on March 3, 2021; 2,400 expire on March 23, 2021 and 80,000 expire on November 8, 2021.

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

Our compensation committee, which administers our employee share incentive plan, has wide discretion to award options and restricted stock units. Subject to the provisions of our option plan, our compensation committee determines who will be granted options, the type and timing of options to be granted and vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date.

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

Terms of Directors and Executive Officers

We have a classified board of eight directors, consisting of three classes, serving staggered terms. The terms of office of Xuesong (Jeff) Leng, Zhaohui Zhang and Ning Zhao expire at our 2012 annual meeting, the terms of office of Dr. Ge Li and Stewart Hen expire at our 2013 annual meeting and the terms of Xiaozhong Liu, Ying Han and Kian-Wee Seah expire at our 2014 annual meeting. Pursuant to our amended and restated memorandum and articles of association, while holding office, our Chief Executive Officer’s term as a director will not expire and the Chief Executive Officer is not subject to retirement or taken into account in determining the number of directors whose terms expire in a given year.

Our directors hold office until their term of office expires or until such time as they resign or are removed from office by special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or suspends payments to his creditors, dies or becomes of unsound mind. Our executive officers are elected by, and serve at the discretion of, our board of directors.

Board Committees

Four of our eight board members—Kian-Wee Seah, Xuesong (Jeff) Leng, Ying Han and Stewart Hen—satisfy the independence requirements of the New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A.02. Our board of directors has established an audit committee, a compensation committee, a corporate governance and nominations committee and a strategy committee.

Audit Committee

Our audit committee currently consists of Ying Han, Kian-Wee Seah and Xuesong (Jeff) Leng. Our board of directors has determined that each is an “independent director” within the meaning of NYSE Manual, Section 303A.02, and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Ying Han is the chairman of our audit committee and meets the criteria of an audit committee financial expert, as set forth under the applicable rules of the SEC.

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

Compensation Committee

Our current compensation committee consists of Dr. Ge Li, Kian-Wee Seah, Xuesong (Jeff) Leng and Stewart Hen. Kian-Wee Seah is the chairman of our compensation committee. Our board of directors has determined that Kian-Wee Seah, Xuesong (Jeff) Leng and Stewart Hen each are “independent directors” within the meaning of NYSE Manual Section 303A.02.

Our compensation committee is responsible for:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of those goals and objectives and setting the compensation level of our Chief Executive Officer based on this evaluation;

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

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee currently consists of Ying Han and Kian-Wee Seah. Kian-Wee Seah is the chairman of our corporate governance and nominations committee. Our board of directors has determined that each member of this committee is an “independent director” within the meaning of NYSE Manual Section 303A.02.

Our corporate governance and nominations committee is responsible for, among other things,

•	selecting and recommending the appointment of new directors to our board of directors;

•	developing and recommending to the board a set of corporate governance guidelines applicable to the company; and

•	overseeing the evaluation of the board and management.

Strategy Committee

Our strategy committee consists of Dr. Ge Li and Stewart Hen. Our strategy committee is responsible for, among other things, oversight of our strategic plan. The strategy committee will maintain a cooperative, interactive strategic-planning process with management, including the identification and setting of strategic goals and expectations and the review of potential acquisitions, joint ventures and strategic alliances.

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

D. Employees

As of December 31, 2011, we had 5,689 employees, of which 5,208 were based in China and 481 were based in the United States. Among our employees, approximately 3,958 were science professionals with advanced degrees, including approximately 308 with Ph.D.s and 1,850 with master’s degrees. As of April 10, 2012, we had 6,046 employees, 5,536 based in China and 510 based in the United States.

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

E. Share Ownership

The following table and related footnotes set forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 16, 2012 for:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Name	Shares Beneficially Owned as of April 16, 2012**
		Number	Percent
Directors and Executive Officers
Ge Li(1)		15,199,767	2.6%
Xiaozhong Liu(2)		6,418,148	1.1
Zhaohui Zhang(3)		10,273,720	1.8
Edward Hu		*	*
Shuhui Chen		*	*
Suhan Tang		*	*
Yifeng Shi		*	*
Kian-Wee Seah		—	—
Xuesong (Jeff) Leng		—	—
Ying Han		*	*
Ning Zhao(4)		9,777,909	1.7
Stewart Hen		*	*

Principal Shareholders
FMR LLC(5)		74,603,112	13.0

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.
**	Unless otherwise indicated.

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

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. The percentage of beneficial ownership of each listed person is based on 574,347,682 ordinary shares outstanding as of April 16, 2012, as well as, where applicable, ordinary shares underlying stock options exercisable within 60 days. The calculation does not include up to an aggregate of 11,176,448 shares reserved for issuance in connection with our Employee Share Incentive Plan.

(1)

Includes (i) 2,280,000 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 16, 2012; (ii) 4 ordinary shares and 372,669 ADSs representing 2,981,352 ordinary shares held directly by Dr. Li; and (iii) 9,179,291 ordinary shares and 94,890 ADSs representing 759,120 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of NGM Family 2006 Irrevocable Trust, or Family Trust, for which Dr. Li is the investment advisor and exercises dispositive and voting power. The Family Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Dr. Li is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(2)

Includes 256,960 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 16, 2012; and (ii) 5,927,748 ordinary shares and 29,180 ADSs representing 233,440 ordinary shares held by I-Invest World Ltd., a British Virgin Islands company, which is wholly owned and controlled by Heng Yu Ltd., a Bahamian company. Heng Yu Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the Heng Yu Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Liu as the settlor and Mr. Liu’s family members as the beneficiaries. Mr. Liu is the investment manager of the trust. The business address of I-Invest World Ltd. is c/o Portcullis TrustNet (BVI) Ltd., Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(3)

Includes (i) 139,200 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 16, 2012 and (ii) 9,915,320 ordinary shares and 27,400 ADSs representing 219,200 ordinary shares held by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Ltd., a Bahamian company. Tri-Z Lynn Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Zhang as the settlor and Mr. Zhang’s family members as the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)

Includes (i) 60,800 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 16, 2012; (ii) 3 ordinary shares and 372,669 ADSs representing 2,981,352 ordinary shares held directly by Ning Zhao; and (iii) 2 ordinary shares and 841,969 ADSs representing 6,735,752 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of the Li Children’s 2006 Irrevocable Trust, or Children’s Trust, for which Ning Zhao is the investment advisor and exercises dispositive and voting power. The Children’s Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Ning Zhao is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(5)

Represents shares that may be deemed beneficially owned by FMR LLC and its wholly owned subsidiaries Fidelity Management and Research Corporation, an investment adviser registered under the Investment Company Act of 1940; Pyramis Global Advisors, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and various investment funds, including FIL Limited. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109. The number of shares beneficially owned by FMR LLC and the information provided in this footnote is as of December 31, 2011 and is based on a Schedule 13G/A filed with the SEC by FMR LLC on February 14, 2012.

JPMorgan Chase Bank, N.A. has advised us that, as of April 16, 2012, 68,483,207 ADSs, representing 547,865,656 underlying ordinary shares, were held of record by Cede & Co., (DTC) and 2,192 ADSs, representing 17,536 underlying ordinary shares, were held by nine registered shareholders domiciled in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Export Agent Arrangements

Historically, we have relied on export agents to sell our manufactured products. During the period from January 1, 2005, to December 31, 2008, we entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd., or Shanghai Lechen, and Shanxi Lechen International Trade Co., Ltd., or Shanxi Lechen, for exporting advanced intermediates and APIs. Both companies are owned by the parents of Dr. Ning Zhao, our director and the wife of Dr. Ge Li, our Chairman and Chief Executive Officer. In connection with these arrangements, we paid agency service fees of $155,205 to Shanghai Lechen in 2008. On January 1, 2007, we entered into a new export agent arrangement with Shanghai Lechen, superseding the prior agreement, pursuant to which Shanghai Lechen was entitled to receive a 1.0% commission on the exported amounts during 2009, 0.8% during 2010 and 1.0% during 2011. In connection with this arrangement, we paid $130,868, $154,272, and $112,942 to Shanghai Lechen in 2009, 2010 and 2011, respectively. The arrangement had an initial term of one year and is automatically renewable for one year thereafter. We terminated the arrangements with Shanxi Lechen as of January 1, 2007. We are currently reviewing our internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, we will continue to engage an export agent for these transactions.

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

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary in the United States and our 14 operating subsidiaries in China and the major subsidiaries are namely WXAT, WASH, STA, WATJ, WASZ, WAWH and WABIO. Each of these operating subsidiaries in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other six operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. Further, if any subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or undertake acquisitions that could benefit our businesses, allow us to pay dividends and otherwise fund and conduct our businesses. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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

We neither declared nor paid any dividends in 2009, 2010 or 2011 to our shareholders, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. See Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

B. Significant Changes

On February 7, 2012, investment funds affiliated with General Atlantic LLC, or General Atlantic, elected to convert $35 million principal amount of notes plus accrued interest of approximately $864,000 into 22,771,000 ordinary shares at a conversion price of $1.575 per ordinary share, equivalent to 2,846,375 ADSs and a per-ADS conversion price of $12.60. On February 24, 2012, we purchased all 22,771,000 ordinary shares at a per-ADS equivalent purchase price of $13, established based on a discount of slightly over 5% of the ADS closing price on February 13, 2012.

On March 8, 2012, our board of directors approved a share repurchase program. Under this plan, we are authorized to repurchase up to $30 million of our ADSs over the next eighteen months, from time to time, in open-market purchases on the NYSE Euronext at prevailing market prices, in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of our ADSs and other factors, including customary restrictions on share repurchases. The repurchase program does not obligate us to make repurchases at any specific time or in any specific situation.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol WX and have been listed since August 9, 2007. The following table sets forth the high and low closing trading prices of our ADSs on the NYSE for the periods indicated:

	Price per ADS ($)
	High	Low
Annual
2007(1)	41.28	19.11
2008	30.30	4.52
2009	17.30	3.76
2010	19.41	14.04
2011	18.89	10.78
Quarterly
First Quarter 2010	17.69	14.04
Second Quarter 2010	19.41	15.16
Third Quarter 2010	17.23	14.25
Fourth Quarter 2010	17.72	16.05
First Quarter 2011	18.49	15.07
Second Quarter 2011	18.89	16.00
Third Quarter 2011	17.82	11.56
Fourth Quarter 2011	13.92	10.78
First Quarter 2012	15.39	12.92
Monthly
November 2011	12.65	11.37
December 2011	11.73	10.78
January 2012	13.98	11.43
February 2012	14.81	12.92
March 2012	15.39	12.96
April 2012 (through April 10, 2012)	14.61	13.90

(1)	Our ADSs began trading on the NYSE on August 9, 2007.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-144806) originally filed with the SEC on July 24, 2007, as amended. On September 10, 2008, our shareholders amended Article 80 (1) of our second amended and restated memorandum and articles of association by special resolution to specify that the number of directors of the company is, and always has been, up to ten. Prior to that amendment being made, the number of directors was fixed at nine. On August 7, 2009, our shareholders amended Article 82 of our second amended and restated memorandum and articles of association by special resolution to delete the following language “in each case, only where prior Special Resolution has been obtained.”

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 1.0% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 23.9% versus the U.S. dollar from July 21, 2005 to December 31, 2011. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other 14 operating subsidiaries in China are equity joint ventures, which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax, regardless of its source; or

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

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2012 from a qualified foreign corporation may be subject to a reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be a long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and we do not expect to be a PFIC in the foreseeable future. However, our PFIC status is tested each year and is dependent upon the composition of our assets and income and the value of our assets from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and because the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2012 or any future taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year and (d) an interest charge at the rate for underpayment of taxes would be imposed on the resulting tax allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs and Ordinary Shares” section above.

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

Quantitative and Qualitative Disclosures about Market Risk

Foreign-Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 1.0% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 23.9% versus the U.S. dollar from July 21, 2005 to December 31, 2011. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant volatility in the value of the Renminbi against the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the Renminbi to appreciate against the U.S. dollar.

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

Fluctuations in exchange rates directly affect our cost of revenues and net income and have a significant impact on fluctuations in our operating margins, because our net revenues were primarily generated from sales denominated in U.S. dollars, and a majority of our operating costs and expenses were denominated in Renminbi. Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of those U.S. dollars in relation to the Renminbi would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2011, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.5 million to our total cash and cash equivalents.

We periodically purchase derivative financial instruments, such as foreign-exchange forward contracts, to manage our exposure to Renminbi-dollar currency-exchange risk. The counterparty for these contracts is generally a bank. The maturity periods of these contracts range from one to 12 months. We recorded gains of $3.6 million, $2.8 million and $4.7 million on foreign-exchange forward contracts in 2009, 2010 and 2011, respectively. Our accounting policy requires us to mark to market at the end of each reporting period and to recognize the change in fair value in earnings immediately. We held foreign-exchange forward contracts with an aggregate notional amount of $298.4 million as of December 31, 2011. As of December 31, 2011, the forward contracts had a fair value of $1.0 million.

Interest-Rate Risk

Our exposure to interest-rate risk primarily relates to the interest rates for our outstanding debt and convertible notes and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2011, our total outstanding loans amounted to $30.3 million, with a weighted-average rate of 3.99%. Each of our loans is subject to a variable interest rate. A 1.0% increase in each applicable interest rate would add $0.3 million to our interest expense in 2012. We have not used any derivative financial instruments to manage our interest-risk exposure. Interest-earning instruments carry a degree of interest-rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was (0.7)%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

For a discussion of the impact of inflation, see Item 5A, “—Operating Results”.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“US GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. We do not expect ASU 2011-04 to have a significant impact on its consolidated results of operations, financial position or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires an entity to present items of net income, other comprehensive income and total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the effective date of the changes in 2011-05 that relate to the presentation of reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income. The amendments in the ASU’s do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 and ASU 2011-12 are both effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. We will be required to adopt ASU 2011-05 and ASU 2011-12 no later than the quarter beginning January 1, 2012. As the ASUs require additional presentation only, there will be no impact to our consolidated results of operations, financial position or cash flows.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Previous guidance required an entity to test goodwill for impairment by first comparing the fair value of a reporting unit with its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We will be required to adopt ASU 2011-08 as of January 1, 2012 and we do not expect ASU 2011-08 to have a significant impact on the company’s consolidated results of operations, financial position or cash flows.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”), which contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. We will be required to adopt ASU 2011-11 as of January 1, 2013 and we do not expect ASU 2011-11 to have a significant impact on the company’s consolidated results of operations, financial position or cash flows.

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

Fees Payable by the Depositary to the Issuer

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. From January 1, 2011 to April 10, 2012, we received from the depositary one payment in the amount of $275,197 for costs related to investor relations services and waived costs of $255,000 related to the depositary’s ongoing maintenance service fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting of the following companies: Abgent Inc., Abgent Europe Limited., Abgent Biotechnology (Shanghai) Co., Ltd., and Abgent Biotechnology (Suzhou) Co., Ltd., which we collectively refer to as Abgent and each of which were acquired on October 14, 2011; and MedKey, which were acquired on October 30, 2011. Abgent and MedKey’s aggregated financial statements of these companies constitute 3.0% of net assets, 3.0% of total assets, 0.4% of net revenues, and a loss equal to 0.5% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2011.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011. The attestation report issued by Deloitte Touche Tohmatsu CPA Ltd. can be found on page F-3 of this annual report.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ying Han, who serves as the chairman, Kian-Wee Seah and Xuesong (Jeff) Leng. Our board of directors has determined that each is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meets the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934. The board of directors has determined that Ying Han meets the definition of “audit committee financial expert,” as defined by the SEC.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website, www.wuxiapptec.com, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-144806). You may request a copy of our code of business conduct and ethics free of charge by writing to Legal Department, WuXi AppTec Co., Ltd., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay other fees to our auditors during the periods indicated below.

	2010	2011
Audit fees(1)	$1,273,733	$1,435,623
Audit-related fees(2)	$202,093	$138,747
Tax fees(3)	$52,277	$103,696
All other fees(4)	$—	$118,464

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
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

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

INDEX TO EXHIBITS

Number	Description
1.1††	Second Amended and Restated Memorandum and Articles of Association of WuXi PharmaTech (Cayman) Inc. reflecting the September 10, 2008 amendment, and the August 7, 2009 amendment.

2.1*	Specimen American Depositary Receipt.

2.2*	Specimen Certificate for Ordinary Shares.

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts.

4.1*	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007.

4.2*	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007.

4.3****	Form of Convertible Note Agreement between WuXi PharmaTech (BVI) Inc. and convertible note purchasers.

4.4*	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007.

4.5*	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007.

4.6*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the vendors named therein.

4.7*	2007 Employee Share Incentive Plan.

4.8*	Form of Option Agreement.

4.9*	Form of Indemnification Agreement between the Registrant and its directors.

4.10*	Form of Employment Agreement between WuXi PharmaTech Co., Ltd. and its other executive officers.

4.11**	Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

4.12**	First Amendment to Agreement and Plan of Merger, dated as of January 30, 2008, to the Agreement and Plan of Merger by and among AppTec Laboratory Services, Inc., Paul Acquisition Corporation, Paul (US) Holdco, Inc., and WuXi PharmaTech (Cayman) Inc., dated as of January 3, 2008. Schedules and similar attachments have been omitted from this filing. The Registrant agrees to furnish supplementally a copy of any omitted schedule upon request.

4.13***	Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and AppTec Laboratory Services, LLC, dated as of December 3, 2002.

4.14****	Second Amendment to Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and WuXi AppTec Inc., dated December 30, 2008.

4.15***	Lease Agreement by and between Highwoods Realty Limited Partnership and AppTec Laboratory Services, Inc., dated as of February 28, 2003 and First Amendment dated as of April 4, 2005 and Second Amendment dated as of April 30, 2008.

4.16****	Second Amendment to Lease Agreement by and between Alpha Exchange, LLC, formerly known as Highwoods Realty Limited Partnership and WuXi AppTec Inc. dated as of April 30, 2008.

4.17***	Lease Agreement by and between 1201 Northland Drive LLC and AppTec Laboratory Services, LLC, dated as of August 31, 2007.

4.18****	First Amendment to Lease Agreement by and between 1201 Northland Drive LLC and WuXi AppTec, Inc., dated as of June 10, 2008.

4.19***	Lease Agreement by and among Popefield North, LLC, formerly known as Lonnie Pope, AppTec Laboratory Services, Inc., formerly known as ViroMed Laboratories doing business as Axios, Inc., Bryant & Associates and Cushman & Wakefield of Georgia, Inc., dated as of March 18, 1997, and First Amendment dated as of June 27, 2002, Second Amendment dated as of March 28, 2005, Third Amendment dated as of June 29, 2007, and Fourth Amendment dated as of November 14, 2007.

4.20*†	Fulltime Equivalents Agreement for Services, dated October 1, 2007, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.21*†	Custom Synthesis Agreement, dated December 1, 2002, by and between Merck & Co., Inc. and WuXi PharmaTech Co., Ltd.

4.22*†	Master Chemistry Service Agreement, dated December 1, 2005, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.23*†	Master Chemistry Service Agreement, dated January 2, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.24*†	Master Starting Material Manufacturing (China) Agreement, dated March 30, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.25*†	Service Contract, dated March 15, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.26*†	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical Incorporated and WuXi PharmaTech Co., Ltd.

8.1	List of Subsidiaries.

11.1*	Code of Business Conduct and Ethics.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2011 and 2010; (ii) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Schedule I – Condensed Financial Information Of Registrant.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-144806), as amended, initially filed with the SEC on July 24, 2007.
**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-150076), as amended, initially filed with the SEC on April 4, 2008.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 16, 2008.
****	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 25, 2009.
†	Confidential treatment has been requested and granted with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.
††	Previously filed with the Registrant’s report on Form 6-K, filed with the SEC on August 10, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 20, 2012	WuXi PharmaTech (Cayman), Inc.

/S/ Edward Hu

Name: Edward Hu

Title: Chief Financial Officer and Chief Operating Officer

WUXI PHARMATECH (CAYMAN) INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2010 and 2011	F-4
Consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011	F-6
Consolidated statements of changes in equity and comprehensive income for the years ended December 31, 2009, 2010 and 2011	F-8
Consolidated statements of cash flows for the years ended December 31, 2009, 2010 and 2011	F-9
Notes to the consolidated financial statements	F-11
Schedule 1—WuXi PharmaTech (Cayman) Inc. condensed financial statements as of December 31, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011	F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the accompanying consolidated balance sheets of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, People’s Republic of China

April 20, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the internal control over financial reporting of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Abgent Inc. and its subsidiaries (“Abgent”), MedKey Med-Tech Development Co., Ltd. and Jiecheng Med-Tech Development Co., Ltd. (collectively “Medkey”), which were acquired on October 14, 2011 and October 31, 2011, respectively, and whose aggregated financial statements constitute 3.0% of net assets, 3.0% of total assets, 0.4% of net revenues, and a net loss equal to 0.5% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2011. Accordingly, our audit did not include the internal control over financial reporting at Abgent Inc. and its subsidiaries, MedKey Med-Tech Development Co., Ltd. and Jiecheng Med-Tech Development Co., Ltd. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated April 20, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, People’s Republic of China

April 20, 2012

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	115,401	71,368
Restricted cash	1,989	2,458
Short-term investments	38,084	128,054
Accounts receivable, net of allowance of $590 and $943 for 2010 and 2011, respectively	57,041	72,736
Inventories	17,277	45,351
Other current assets	12,145	10,605
Deferred tax assets	2,979	4,528

Total current assets	244,916	335,100

Non-current assets:
Long-term investments	—	4,335
Goodwill	23,956	34,701
Property, plant and equipment, net	205,547	245,694
Intangible assets, net	4,254	10,568
Prepaid land use rights	5,352	5,488
Deferred tax assets	10,887	8,499
Other non-current assets	3,221	19,469

Total non-current assets	253,217	328,754

Total assets	498,133	663,854

Liabilities and equity
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	263	28,661
Convertible notes-current	—	35,864
Accounts payable	14,800	22,803
Accrued liabilities	20,548	20,913
Deferred revenue	8,816	15,881
Advanced subsidies	4,460	6,417
Other taxes payable	2,790	2,196
Income tax payable	2,764	4,233
Other current liabilities	5,127	5,785

Total current liabilities	59,568	142,753

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2010	2011
Non-current liabilities:
Long-term debt, excluding current portion	1,852	1,646
Advanced subsidies	2,934	3,215
Long-term payables	—	3,944
Convertible notes	35,864	—
Other non-current liabilities	5,085	6,570

Total non-current liabilities	45,735	15,375

Total liabilities	105,303	158,128

Commitments and contingencies (Note 16)
Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2010 and 2011; 560,972,080 and 570,489,352 issued and outstanding as of December 31, 2010 and 2011, respectively)	11,219	11,410
Additional paid-in capital	332,913	345,832
Accumulated earnings	22,180	103,159
Accumulated other comprehensive income	26,518	45,325

Total equity	392,830	505,726

Total liabilities and equity	498,133	663,854

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011
Net revenues:
Laboratory services	249,909	294,856	332,001
Manufacturing services	20,110	39,205	75,176

	270,019	334,061	407,177

Cost of revenues:
Laboratory services	(145,153)	(175,116)	(197,570)
Manufacturing services	(16,461)	(31,353)	(53,163)

	(161,614)	(206,469)	(250,733)

Gross profit	108,405	127,592	156,444

Operating expenses:
Selling and marketing expenses	(7,447)	(9,086)	(10,271)
General and administrative expenses	(48,829)	(47,008)	(62,363)

Total operating expenses	(56,276)	(56,094)	(72,634)

Operating income	52,129	71,498	83,810
Other income, net	6,776	28,410	8,509
Interest expense	(1,068)	(436)	(790)
Interest income	1,125	1,583	6,056

Income from continuing operations before income taxes	58,962	101,055	97,585
Income tax expense	(5,530)	(10,244)	(16,606)

Income from continuing operations	53,432	90,811	80,979

Loss from discontinued operations before income taxes	(944)	—	—
Income tax benefit	386	—	—

Loss from discontinued operations	(558)	—	—

Net income	52,874	90,811	80,979

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011
Income attributable to holders of ordinary shares
Basic	52,874	90,811	80,979
Diluted	52,874	90,811	80,979

Earnings per ordinary share from continuing operations
Basic	0.10	0.16	0.14

Diluted	0.09	0.15	0.13

Loss per ordinary share from discontinued operations
Basic	(0.00)	—	—

Diluted	(0.00)	—	—

Earnings per ordinary share
Basic	0.10	0.16	0.14

Diluted	0.09	0.15	0.13

Shares used in calculating basic earnings per share	543,891,797	556,338,146	567,076,049
Shares used in calculating diluted earnings per share	589,237,676	597,522,573	603,517,876

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

AND COMPREHENSIVE INCOME

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Ordinary		Additional paid-in capital	Accumulated earnings (deficit)	Accumulated other comprehensive income	Total equity	Comprehensive income
	Shares	Amount
Balance as of January 1, 2009	529,385,590	10,588	324,629	(121,505)	17,164	230,876
Cancellation of ordinary shares held in escrow in connection with acquisition	(4,120,526)	(82)	(15,090)	—	—	(15,172)
Issuance of ordinary shares pursuant to share option plan	25,344,192	506	913	—	—	1,419
Share-based compensation expense	—	—	10,220	—	—	10,220
Cumulative translation adjustment	—	—	—	—	(84)	(84)	(84)
Net income	—	—	—	52,874	—	52,874	52,874

Balance as of December 31, 2009	550,609,256	11,012	320,672	(68,631)	17,080	280,133	52,790

Issuance of ordinary shares pursuant to share option plan	10,362,824	207	2,156	—	—	2,363
Share-based compensation expense	—	—	10,085	—	—	10,085
Cumulative translation adjustment	—	—	—	—	9,438	9,438	9,438
Net income	—	—	—	90,811	—	90,811	90,811

Balance as of December 31, 2010	560,972,080	11,219	332,913	22,180	26,518	392,830	100,249

Issuance of ordinary shares pursuant to share option plan	9,517,272	191	1,446	—	—	1,637
Share-based compensation expense	—	—	11,473	—	—	11,473
Cumulative translation adjustment	—	—	—	—	18,807	18,807	18,807
Net income	—	—	—	80,979	—	80,979	80,979

Balance as of December 31, 2011	570,489,352	11,410	345,832	103,159	45,325	505,726	99,786

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011
Operating activities:
Net income	52,874	90,811	80,979
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	10,220	10,085	11,473
Depreciation and amortization expense	23,973	29,208	33,997
Provision for doubtful receivables	1,606	10	403
Inventory write down	413	272	997
Loss on disposal of long-lived assets	666	1,384	1,362
Property, plant and equipment impairment	944	—	—
Loss (gain) on forward contracts marked to market	(481)	(2,258)	1,600
Gain from settlement of escrow shares	(1,672)	—	—
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(10,622)	(11,497)	(14,399)
Inventories	(7,754)	(2,820)	(26,808)
Other current assets	1,317	(3,737)	(332)
Other non-current assets	6	2,888	237
Accounts payable	(905)	1,950	5,018
Accrued liabilities	2,781	3,006	(1,698)
Other taxes payable	(2,843)	(157)	184
Other current liabilities	1,837	780	(831)
Deferred revenue	1,180	4,083	6,282
Advanced subsidies	(564)	1,499	314
Deferred taxes	(3,205)	147	2,286

Net cash provided by operating activities	69,771	125,654	101,064

Investing activities:
Acquisition of businesses, net of cash acquired	(13,500)	—	(12,555)
Purchase of property, plant and equipment	(54,994)	(48,876)	(63,405)
Proceeds from sales of property, plant and equipment	7	28	77
Purchase of intangible assets	(271)	(543)	(605)
Change in restricted cash	(19)	(607)	(396)
Purchase of short-term investments	(54,165)	(118,177)	(280,772)
Purchase of long-term investments	—	—	(4,335)
Sales of short-term investments	46,845	103,405	196,165
Advanced subsidy received for construction	2,321	2,968	3,163
Payment for residential buildings	—	—	(15,871)

Net cash used in investing activities	(73,776)	(61,802)	(178,534)

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011
Financing activities:
Repayment of long-term debt	(297)	(251)	(315)
Repayment of short-term bank borrowings	(59,579)	(34,374)	(27,500)
Proceeds from short-term bank borrowings	80,443	—	55,950
Borrowings, net of repayments, under short-term revolving line of credit	6,000	—	—
Proceeds from exercise of share options	1,419	2,363	1,637

Net cash provided by (used in) financing activities	27,986	(32,262)	29,772

Effect of exchange rate changes on cash and cash equivalents	(95)	3,301	3,665

Net increase (decrease) in cash and cash equivalents	23,886	34,891	(44,033)
Cash and cash equivalents at beginning of year	56,624	80,510	115,401

Cash and cash equivalents at end of year	80,510	115,401	71,368

Supplemental disclosure of cash flow information:
Cash paid for interest	(1,736)	(768)	(615)
Cash paid for income taxes	(6,090)	(9,263)	(13,226)
Non-cash investing and financing activities:
Accounts payable for purchase of property, plant and equipment	6,850	5,144	6,955

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

WuXi PharmaTech (Cayman) Inc. (“the Company”) was incorporated under the laws of the Cayman Islands on March 16, 2007. As of December 31, 2011, the Company operated primarily through the following subsidiaries:

Name of company	Place and date of incorporation / acquisition	Attributable equity interest held	Principal activity
WuXi AppTec (BVI) Inc. (“WXAT BVI”)	British Virgin Islands June 3, 2004	100%	Holding company of People’s Republic of China(“PRC”) subsidiaries

WuXi AppTec Co., Ltd. (“WXAT”)	PRC July 13, 2005	100%	Laboratory services to pharmaceutical and biotechnology industries

WuXi AppTec (Shanghai) Co., Ltd. (“WASH”)	PRC April 2, 2002	100%	Laboratory services to pharmaceutical and biotechnology industries

Shanghai SynTheAll PharmaTech Co., Ltd. (“STA”)	PRC January 23, 2003	100%	Pharmaceutical manufacturing

WuXi AppTec (Suzhou) Co., Ltd. (“WASZ”)	PRC October 8, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries

WuXi AppTec (Tianjin) Co., Ltd. (“WATJ”)	PRC June 5, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries

WuXi AppTec Holding Company, Inc.	United States of America (“United States” or “U.S.”) January 3, 2008	100%	Holding company of U.S. subsidiaries

WuXi AppTec, Inc. (“AppTec”)	United States January 3, 2008	100%	Laboratory services to biotechnology and medical device industries

WX (BVI) Ltd.	British Virgin Islands July 4, 2008	100%	Holding company of European subsidiaries

Kaipara Enterprises Ltd.	The Republic of Cyprus July 14, 2008	100%	Shell company

Klivia Investments Sp. Z o.o.	The Republic of Poland July 31, 2008	100%	Intermediate holding company

WuXi AppTec Biotechnology Co., Ltd. (“WABIO”)	PRC May 25, 2010	100%	Laboratory services to pharmaceutical and biotechnology industries

WuXi AppTec (Wuhan) Co., Ltd. (“WAWH”)	PRC November 30, 2010	100%	Laboratory services to pharmaceutical and biotechnology industries

Shanghai AppTec(HK) Ltd.	Hong Kong December 10, 2010	100%	Shell company

Global Bond Investments Ltd.	Hong Kong December 8, 2010	100%	Investment management

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Name of company	Place and date of incorporation / acquisition	Attributable equity interest held	Principal activity
Chemdepo, Inc. (“Chemdepo”)	United States March 30, 2011	100%	Radioactive chemistry compound synthesis service to pharmaceutical and biotechnology industries

WuXi AppTec UK, Inc. (“AppTec UK”)	United Kingdom January 17, 2011	100%	Sales company

WuXi AppTec Sales, LLC. (“Sales LLC”)	United States January 19, 2011	100%	Sales company

STA Pharmaceutical Hong Kong Ltd. (“STA HK”)	Hong Kong April 12, 2011	100%	Sales company

Shanghai STA Pharmaceutical R&D Co., Ltd. (“STA R&D”)	PRC April 15, 2011	100%	Pharmaceutical manufacturing

WuXi PharmaTech Investment Holdings (Cayman) Inc.	United States May 24, 2011	100%	Investment holding company

WuXi PharmaTech Investments (Cayman) Inc.	Cayman Islands May 24, 2011	100%	Investment management

WuXi PharmaTech Fund I General Partner L.P.	Cayman Islands May 24, 2011	100%	Investment management

WuXi PharmaTech Investment Management (Cayman) Inc.	Cayman Islands May 24, 2011	100%	Investment management

WuXi PharmaTech Healthcare Fund I L.P.	Cayman Islands May 24, 2011	100%	Corporate Venture Investment fund

Wuxi AppTec Investment & Development Co., Ltd.	PRC June 29, 2011	100%	Investment management

WuXi AppTec Biomedical Investment Management L.P. (1)	PRC July 18, 2011	100%	Investment management

WuXi AppTec Equity Investment Management Co., Ltd.	PRC August 11, 2011	100%	Investment management

WuXi AppTec Investment Fund I L.P.	PRC August 16, 2011	100%	Corporate Venture Investment fund

WuXi AppTec Clinical Research and Regulatory Services Co. Ltd. (“WACR”)	PRC September 23, 2011	100%	Clinical development and Regulatory Services

Abgent, Inc.	United States October 14, 2011	100%	Biologics reagent research and sales

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Name of company	Place and date of incorporation / acquisition	Attributable equity interest held	Principal activity

Abgent Europe Ltd.	United Kingdom October 14, 2011	100%	Biologics reagent sales

Abgent Biotechnology (Shanghai) Co., Ltd.	PRC October 14, 2011	100%	Biologics reagent production

Abgent Biotechnology (Suzhou) Co., Ltd.	PRC October 14, 2011	100%	Biologics reagent development and production

MedKey Med-Tech Development Co., Ltd.	PRC October 31, 2011	100%	Clinical research organization

Jiecheng Med-Tech Development Co., Ltd.	PRC October 31, 2011	100%	Clinical research organization

WuXi AppTec (Changzhou) Co., Ltd.	PRC December 15, 2011	100%	Pharmaceutical manufacturing

WuXi AppTec (Nanjing) Testing Technology Co.,Ltd.	PRC December 16, 2011	100%	Testing Services

The Company, together with its subsidiaries, is principally engaged in providing laboratory and manufacturing services to support research and development for pharmaceutical, biotechnology and medical device companies. To enhance its platform of capabilities, the Company formed investment companies and corporate venture funds to invest in technologies and life-sciences companies in 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. The significant estimates included in the accompanying consolidated financial statements include assumptions regarding the valuation of goodwill and other long-lived assets, the estimated useful lives of long-lived assets, the valuation of deferred tax assets, the provision for uncertain tax positions and the computation of share-based compensation expense. Actual results may vary from these estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments that are unrestricted as to withdrawal and use and that have original maturities of three months or less from the date of purchase.

(d) Restricted cash

Restricted cash represents cash held (i) as deposits for forward contracts and (ii) as collateral for letters of credit issued primarily for equipment purchases. The classification is based on the expected expiration of the underlying forward contracts and letters of credit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(e) Short-term investments

Short-term investments substantially represent held-to-maturity securities and are measured at amortized cost in the statement of financial position. The Company classifies investments with maturities of more than three months and less than twelve months as short-term investments.

(f) Inventories

Inventories are stated at the lower of cost or market. To determine market value, the Company considers various factors, including estimated selling price in the ordinary course of business, predictable costs of completion and disposal and an allowance for a normal profit margin. The Company determines cost on a weighted-average basis. Cost is comprised of direct materials and, where applicable, direct labor and overhead costs that have been incurred in bringing the inventories to their present location and condition.

(g) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Interest capitalized into property, plant and equipment was $0.2 million, $0, and $0 in 2009, 2010 and 2011, respectively. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. The Company expenses repair and maintenance costs when they are incurred.

Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Buildings	20 years
Vehicles	5 years
Fixtures and equipment	1 to 15 years
Building improvement	3 to 11 years

(h) Prepaid land use rights

All land in the PRC is owned by the PRC government, who, according to PRC law, may sell the right to use the land for a specified period of time. Prepaid land use rights are recognized ratably over the life of the 50-year land lease.

(i) Intangible assets, net

Intangible assets consist primarily of acquired software licenses, customer relationships, brand names, patents and non-compete agreements. They are recorded at cost less accumulated amortization. Customer relationships are amortized on an accelerated basis over periods ranging from 1 to 10 years, while all other intangible assets are amortized on a straight-line basis over their expected useful lives ranging from 2 to 30 years.

(j) Goodwill

Goodwill represents the cost in excess of the fair value of net tangible and identifiable intangible assets acquired in business combinations. The Company performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit is determined by the Company, using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management has selected November 30 to perform its annual impairment test.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(j) Goodwill—continued

No goodwill impairment was recognized during the year ended December 31, 2010 and 2011.

A rollforward of goodwill by segment is as follows:

	Laboratory Services	Manufacturing Services	Total
Balance as of January 1, 2011	$23,956	$—	$23,956
Goodwill arising from acquisitions	10,745	—	10,745

Balance as of December 31, 2011	$34,701	$—	$34,701

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

No impairment charge was recognized during the years ended December 31, 2010 and 2011.

(l) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Revenue was recognized net of sales-related taxes of $0.1 million, $0.1 million and $0.3 million for the years ended December 31, 2009, 2010 and 2011, respectively.

For laboratory services provided on a fee-for-service or project basis, the Company recognizes revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report or small amount of compound. For fee-for-service or project basis services that span multiple accounting periods, the Company recognizes revenue as it performs services and satisfies its contractual obligations, measured on a proportional-performance basis, generally using output measures that are specific to the service being provided. Examples of output measures include dosing performed, specimens prepared and hours worked. Nearly all of our fee-for-service contracts have durations of less than one year.

For laboratory services provided under a full time equivalent (“FTE”) basis, the customer pays a fixed rate per FTE and the Company recognizes revenue as the services are provided. FTE contracts do not require acceptance by the customer of specified deliverables from the Company.

The Company provides manufacturing services to its customers that involve the manufacture of advanced intermediates and active pharmaceutical ingredients for research and development or commercial use. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred, assuming all other revenue recognition criteria have been met. The Company records deferred revenues for payments received from the customer prior to the delivery of the products.

(m) Shipping and handling costs

Shipping and handling costs relating to the delivery of technical reports or products are included in selling expenses and were $0.3 million, $0.1 million and $0.1 million for the years ended December 31, 2009, 2010 and 2011, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(n) Government subsidies

Government subsidies are initially recorded as advanced subsidies and are recognized as reductions of general and administrative expenses, as other income or as reductions of the cost of assets acquired when the associated obligations for earning such subsidies have been met. The Company received government subsidies of $6.2 million, $8.6 million and $9.9 million during the years ended December 31, 2009, 2010 and 2011, respectively. The Company recognized government subsidies for general corporate purposes of $4.4 million, $4.1 million and $6.4 million as either a reduction of general and administrative expenses or as other income and $2.4 million, $1.5 million and $1.8 million as reductions of the cost of assets acquired during the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2010 and 2011, the Company had recorded balances of $7.4 million and $9.6 million, respectively, of advanced subsidies.

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

(p) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $0.3 million, $0.5 million and $0.6 million for the years ended December 31, 2009, 2010 and 2011, respectively, and are classified as selling and marketing expenses.

(q) Share-based compensation

Share-based awards are recognized as compensation expenses, net of estimated forfeitures, in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the service period. Share-based compensation expenses have been recorded in either cost of revenues, selling and marketing expenses, or general and administrative expenses, depending on the job functions of the grantees. The Company recognized share-based compensation expenses of $10.2 million, $10.1 million and $11.5 million for the years ended December 31, 2009, 2010 and 2011, respectively (see Note 11).

Share-based compensation has been recorded as follows:

	Year Ended December 31,
	2009	2010	2011
Cost of revenues	2,685	3,636	3,793
Selling and marketing expenses	131	121	13
General and administrative expenses	7,404	6,328	7,667

Total	10,220	10,085	11,473

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(r) Income taxes—continued

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

(s) Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for share options, nonvested restricted stock units and the if-converted method for convertible notes.

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

The financial records of the Company’s PRC subsidiaries are maintained in local currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Cumulative translation adjustments are shown as a separate component of accumulated other comprehensive income in the statement of changes in equity and comprehensive income. Transaction gains and losses are recognized in the statements of operations in other income, net.

The Renminbi (“RMB”), the local currency of the Company’s PRC subsidiaries, is not a freely convertible currency. The PRC State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in PRC’s foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $70.9 million and $48.2 million as of December 31, 2010 and 2011, respectively.

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

The gains from foreign-exchange forward contracts were $3.6 million, $2.8 million and $4.7 million for the years ended December 31, 2009, 2010 and 2011, respectively, and have been included in other income, net.

(v) Comprehensive income

Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income and foreign-currency translation adjustments. The Company discloses this information in its statement of changes in equity and comprehensive income.

(w) Concentration of credit risks

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings and of high quality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(w) Concentration of credit risks—continued

The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company establishes an allowance for doubtful receivables primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

(x) New accounting pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. The Company does not expect ASU 2011-04 to have a significant impact on its consolidated results of operations, financial position or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires an entity to present items of net income, other comprehensive income and total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the effective date of the changes in 2011-05 that relate to the presentation of reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income. The amendments in the ASU's do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 and ASU 2011-12 are both effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. The Company will be required to adopt ASU 2011-05 and ASU 2011-12 no later than the quarter beginning January 1, 2012. As the ASUs require additional presentation only, there will be no impact to the Company's consolidated results of operations, financial position or cash flows.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Previous guidance required an entity to test goodwill for impairment by first comparing the fair value of a reporting unit with its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will be required to adopt ASU 2011-08 as of January 1, 2012 and does not expect ASU 2011-08 to have a significant impact on its consolidated results of operations, financial position or cash flows.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. The Company will be required to adopt ASU 2011-11 as of January 1, 2013 and does not expect ASU 2011-11 to have a significant impact on its consolidated results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

3. ACQUISITIONS

Charles River Laboratories International Inc. (“Charles River”)

On April 26, 2010, the Company and Charles River, a Boston-based contract research organization, entered into an Agreement and Plan of Arrangement, referred to as an acquisition agreement. On July 29, 2010, the Company signed a termination agreement with Charles River to terminate the acquisition agreement. In accordance with the terms of the termination agreement, on July 29, 2010, the Company received a $30.0 million termination fee payment from Charles River in full satisfaction of the parties' obligations under the acquisition agreement. The termination agreement also included mutual releases of any claims and liabilities arising out of or relating to the acquisition agreement. Of the $30.0 million termination fee, $5.0 million was used to offset the merger-related costs recorded in general and administrative expenses and the remaining $25.0 million was recorded in other income, net.

Abgent Inc. and its subsidiaries (“Abgent”)

On October 14, 2011, the Company acquired Abgent, a provider of biological research reagent products and services based in Suzhou, PRC, and San Diego, United States.

The purchase price of $12.1 million includes an $ 8.8 million cash payment on the acquisition date and an additional $3.3 million, which represents the fair value of a $5.0 million contingent cash payment to be made based on the achievement of certain revenue targets over the next two years. The fair value of the contingent cash consideration was estimated using a probability-weighted discounted cash flow model. Key assumptions include probabilities assigned to revenues and a discount rate based on the Company's estimated borrowing costs.

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the acquired assets and assumed liabilities were recorded at their fair value at the date of acquisition as follows:

	Amount	Amortization Period
Current assets	$2,340
Property, plant and equipment	807
Intangible assets-brand names	2,532	30 years
Intangible assets-customer relationships	243	10 years
Intangible assets-patents	484	5.9-10 years
Intangible assets-non-compete agreements	1,105	5 years
Goodwill	8,410
Current liabilities	(2,307)
Deferred tax liabilities	(1,540)

Total purchase price	$12,074

The $8.4 million of goodwill was assigned to the laboratory services segment.

The Company measured the fair value of the brand names and patents under the relief-from-royalty method. This fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the brand name, royalty rates and estimated asset lives. Customer relationships were valued using the excess earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. Key assumptions included discounted cash flow analyses, estimated life cycle and customer attrition rates. The Company measured the fair value of non-compete agreements based on incremental discounted cash flows analyses computed with and without assumed competition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

3. ACQUISITIONS—continued

MedKey

On October 31, 2011, the Company acquired MedKey, two clinical research services companies based in Shanghai, PRC.

The purchase price of $4.1 million included a $3.4 million cash payment on the acquisition date and $0.7 million representing the present value of a $0.7 million cash payment due in two years from the acquisition date.

The acquisition was accounted for under acquisition method of accounting and, accordingly, the acquired assets and assumed liabilities were recorded at their fair value at the date of acquisition as follows:

	Amount	Amortization Period
Current assets	$1,449
Intangible assets-brand names	1,445	20 years
Intangible assets-customer relationships	1,393	10 years
Intangible assets-non-compete agreements	284	5years
Goodwill	1,617
Current liabilities	(1,325)
Deferred tax liabilities	(781)

Total purchase price	$4,082

The $1.6 million of goodwill was assigned to the laboratory services segment.

The Company measured the fair value of the brand names under the relief-from-royalty method. This fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the brand names, royalty rates and estimated asset lives. Customer relationships were valued using the excess earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. Key assumptions included discounted cash flow analyses, estimated life cycle and customer attrition rates. The Company measured the fair value of non-compete agreements based on incremental discounted cash flows analyses computed with and without assumed competition.

Chemdepo

On March 30, 2011, the Company acquired Chemdepo, a U.S.—based service provider for the pharmaceutical industry. Chemdepo primarily offers radioactive chemistry compound synthesis services.

The total purchase price was $1.4 million. The acquisition was accounted for under the acquisition method of accounting and, accordingly, the acquired assets and assumed liabilities were recorded at their fair value at the date of acquisition as follows:

Amount
Current assets	$666
Property, plant and equipment	36
Goodwill	712
Current liabilities	(64)

Total purchase price	$1,350

The $0.7 million of goodwill was assigned to the laboratory services segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

•

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

As of December 31, 2010 and 2011, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	Year Ended December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other current assets	$2,533	$—	$2,533	$—

Description		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other current assets	$2,051	$—	$2,051	$—
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other current liabilities	(1,050)	—	(1,050)	—

Total	$1,001	$—	$1,001	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

4. FAIR VALUE MEASUREMENT—continued

The following tables present the amounts related to derivative instruments affecting the Company’s consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011:

	Amount of Gain (Loss) on Derivatives Recognized in Income
Derivative Type	2009	2010	2011
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other income, net	$3,636	$2,773	$4,712

The Company held deliverable foreign-exchange forward contracts with a total notional value of $101.0 million and $55.0 million as of December 31, 2010 and 2011, respectively. These contracts mature in three to four months. In 2010 and 2011, the Company entered into non-deliverable foreign-exchange forward contracts with a well-known financial institution. Under such contracts, parties agree to exchange two currencies at a pre-determined rate at a specified future date without physical delivery of the currencies. A non-deliverable forward currency contract is an illiquid instrument that is not transferrable or tradable. As such, the Company will hold the instruments until the settlement date. The Company held non-deliverable forward contracts with notional value of $66.0 million and $170.5 million as of December 31, 2010 and 2011, respectively, and non-deliverable forward contract options with notional values of $30.0 million and $73.0 million as of December 31, 2010 and 2011, respectively. These contracts mature in one to twelve months from the contract date.

Date	Financial Instrument	Notional Value	Fair Value
As of December 31, 2010	Deliverable foreign-exchange forward contract	$100,970	$1,518

As of December 31, 2010	Non-deliverable foreign-exchange forward contract and option	$96,000	$1,015

Date	Financial Instrument	Notional Value	Fair Value
As of December 31, 2011	Deliverable foreign-exchange forward contract	$55,000	$1,185

As of December 31, 2011	Non-deliverable foreign-exchange forward contract and option	$243,539	$(184)

The Company used the Black Scholes option pricing model in valuing the non-deliverable foreign exchange forward contract options. The Black Scholes model requires the inputs including the spot, forward and interest rates and market-implied volatility, which were loaded from external sources.

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

The estimated fair value of the Company’s financial instruments, including short-term investments, accounts receivables, advances to suppliers, accounts payable, income taxes payable, accrued liabilities and short-term borrowings, approximates their carrying value due to their short-term nature. At December 31, 2011, the Company’s long-term investments in privately held companies had a total fair value of $4.3 million, which approximated investment cost. The fair values of long-term borrowing as of December 31, 2010 and 2011 totaled $2.0 million and $1.7 million, respectively, amounts estimated based on discounted cash flow analyses at prevailing market rates on each valuation date. The convertible notes had a carrying value of $35.9 million as of December 31, 2010 and 2011. The fair values of these convertible notes of $46.8 million and $35.9 million as of December 31, 2010 and 2011, respectively, were determined using the present value of the loan feature and the fair value of the conversion feature computed using the Black-Scholes model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

5. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2010	2011
Raw materials	$7,233	$12,026
Work-in-progress	7,752	19,417
Finished goods	2,292	13,908

Total	$17,277	$45,351

For the years ended December 31, 2009, 2010 and 2011, inventory was written down by $0.4 million, $0.3 million and $2.2 million, respectively, to reflect the lower of cost or market.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2010	2011
Buildings	$64,715	$71,953
Vehicles	2,008	2,684
Fixtures and equipment	146,097	178,411
Building improvements	42,465	57,284

Total	255,285	310,332
Less: Accumulated depreciation	(71,902)	(103,033)

Subtotal	183,383	207,299
Construction in progress	22,164	38,395

Property, plant and equipment, net	$205,547	$245,694

Depreciation expense was $20.4 million, $25.9 million and $31.9 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Impairment charges for property, plant and equipment were $1, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2010 and 2011, the Company did not have any pledged property, plant and equipment to secure banking facilities granted to the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

7. INTANGIBLE ASSETS, NET

As of December 31, 2010 and 2011, the Company had the following balances of amortizable intangible assets:

	As of December 31,
	2010	2011
Cost:
Customer relationships	$9,463	$11,132
Patents	—	484
Trade names	—	3,983
Non-compete agreements	—	1,390
Software	3,269	4,176

Total	$12,732	$21,165

Accumulated amortization:
Customer relationships	(6,648)	(8,182)
Patents	—	(17)
Trade names	—	(30)
Non-compete agreements	—	(56)
Software	(1,830)	(2,312)

Total	$(8,478)	$(10,597)

Intangible assets, net	$4,254	$10,568

The Company recorded amortization expense of $3.6 million, $3.3 million and $2.1 million for the years ended December 31, 2009, 2010 and 2011, respectively.

No impairment charges for intangible assets were recorded for the years ended December 31, 2009, 2010 and 2011, respectively.

The following table presents the total estimated amortization expense for intangible assets for the future years:

Year	Total
2012	2,443
2013	951
2014	920
2015	884
2016	793
Thereafter	4,577

Total	10,568

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

8. OTHER NON-CURRENT ASSETS

	As of December 31,
	2010	2011
Deposit on residential buildings for employees	$—	$16,269
Others	3,221	3,200

Total	$3,221	$19,469

Deposit on residential buildings represents amounts the Company paid to a third-party real estate company as down payments to purchase 332 units of residential buildings that the Company expects to make available for its employees for purchase. $16.3 million had been paid as of December 31, 2011 and an additional commitment of $4.1 million is expected to be paid in 2012.

9. BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2010	2011
PRC
Short-term bank borrowings	$—	$28,450

PRC subtotal	$—	$28,450

U.S.
Senior debt—borrowings under term note	2,115	1,857

U.S. subtotal	$2,115	$1,857

Grand total	$2,115	$30,307

Analysis as:
Short-term bank borrowings	—	28,450
Long-term debt, current portion	263	211

Sub-total, current portion	263	28,661
Long-term debt, non-current portion	1,852	1,646

Total	$2,115	$30,307

On January 28, 2010, the Company entered into a one-year revolving line of credit of $20.0 million. The interest rate for each draw down was based on the London Interbank Offered Rate (“Libor”) for the corresponding period on draw-down date plus 2.5%. The revolving line of credit facility requires the Company to meet certain ratios and maintain the minimum balance of total assets less goodwill, intangible assets and total liabilities of $150 million. As of December 31, 2010, the Company had drawn nil under this line of credit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

9. BORROWINGS—continued

On January 24, 2011, the Company renewed the revolving line of credit for another one year. According to the renewal agreement, the Company paid a management fee at the rate of 20 base points per annum for undrawn amount under the facility.

On December 30, 2011, the Company renewed the revolving line of credit for additional one year and increased the amount into $25.0 million. The interest rate on each loan for each interest period is the higher of (i) the aggregated applicable margin and Libor and (ii) the aggregated applicable margin and the bank’s cost of funds. As of December 31, 2011, the Company had drawn $20.0 million under the one-year revolving line of credit and $5.0 million was available for future borrowings. The average interest rate was 4.95% and 2.94% for the years ended December 31, 2010 and 2011, respectively.

On January 5, 2011, WASH entered into a revolving loan facility agreement under which it could borrow up to $7.5 million denominated in U.S. dollars, to be solely used for operations. The interest rate for each draw-down is based on Libor rates prevailing as of the period of drawdown plus 2.5%, or a market rate mutually agreed. The Bank reviews the extension of the revolving loan facility annually. No fee is charged on undrawn balances. On July 11, 2011, WASH entered into an amendment to increase the revolving loan facility to $12.5 million. As of December 31, 2011, WASH had drawn down $8.5 million with terms of three or six months for each draw-down respectively. The average interest rate for borrowings by WASH under this facility during the year ended December 31, 2011 was 3.87%.

On February 13, 2003, AppTec entered into a term note with a principal amount of $3.8 million and a fixed interest rate of 4% per annum payable in 180 consecutive monthly payments of principal and interest. As of December 31, 2011, the outstanding balance of the term note was $1.9 million.

The schedule of future payments of all borrowings as of December 31, 2011 is as follows:

2012	$28,661
2013	209
2014	220
2015	231
2016	243
Thereafter	743

Total	$30,307

10. CONVERTIBLE NOTES

On February 9, 2007, the Company entered into a convertible note agreement with a group of third-party investors pursuant to which the investors lent the Company $40.0 million. The key terms of the notes are as follows:

Maturity date

The convertible notes matured on the earliest to occur of (i) February 9, 2012, (ii) the consummation of a sale transaction such as a merger or tender offer or (iii) when declared due and payable by the note holders upon default.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

10. CONVERTIBLE NOTES—continued

Interest

The note holders shall be entitled to interest at the rate of 5% per annum (“interest rate”) on the principal amount of the note unless a qualifying IPO did not occur. A qualifying IPO was defined as an initial public offering (“IPO”) of ordinary shares on any internationally recognized stock exchange in which the net price per share (after underwriting, discounts and commissions) issued by the Company equaled at least $1.086 (subject to anti-dilution adjustment for share splits, share dividends, bonus issues, reorganizations, recapitalizations and similar events) prior to January 1, 2008. Prospectively, interest would cease to accrue. If a qualifying IPO did not occur, the interest rate on the notes would be retroactively reset to 12% per annum. Interest was payable semi-annually in arrears.

The Company accrued interest at 12% per annum on the principal amount of the notes prior to the occurrence of the qualifying IPO. The Company reset accrued interest to 5% on August 9, 2007, the date of a qualifying IPO and ceased to accrue interest subsequently.

Default interest

If the Company failed to pay any sum in respect of the notes when they became due and payable, interest shall accrue on the overdue sum at an additional 5% interest rate penalty on top of the stated 5% interest rate for an aggregated 10% per annum from the due date.

Contingent conversion

At any time after an IPO or a sale transaction occurred, the note holders had the right, but not the obligation, to convert in whole or in part the outstanding principal amount plus all accrued and unpaid interest thereon to the date of such conversion into such number of fully paid ordinary shares of the Company.

Contingent conversion price

The notes became convertible into ordinary shares at a conversion price equal to 90% of either:

(i)	The final offering price per share in the case of an IPO, or

(ii)	The price per share offered for ordinary shares in a sale transaction.

Redemption and Call Option

The notes contained contingent put and call options, both of which lapsed on August 9, 2007, the qualifying IPO date.

Based on the final IPO offering price, the conversion price was $1.575 per share and the notes are convertible into 26,024,002 ordinary shares, if converted.

On February 15, 2008, one of the investors converted its $5.0 million note plus accrued interest of $0.1 million into 3,253,000 ordinary shares of the Company.

Details of the carrying value of the convertible notes as of December 31, 2010 and 2011 are as follows:

Principal of convertible notes	$35,000
Interest accrued	864

Convertible notes as of December 31, 2010 and 2011	$35,864

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

11. SHARE-BASED COMPENSATION EXPENSE

The Company measures share-based compensation as the grant date fair value of the award and recognizes this amount as an expense over the grant recipients’ requisite service period.

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2009	2010	2011
Share options	$2,934	$1,240	$100
Restricted stock units	7,286	8,845	11,373

Total share-based compensation expense	$10,220	$10,085	$11,473

On June 1, 2006, the shareholders of the Company approved and reserved an aggregate of 74,044,450 ordinary shares for the issuance of options granted on July 18, 2005 and for options granted in 2006 and 2007. In 2007, the Company granted an aggregate of 10,416,806 share options. These options generally vest in two to four years.

On July 15, 2008, the Company adopted the 2007 Employee Share Incentive Plan (the “Plan”), which was approved by the Board of Directors. The Plan provides for the issuance of share-based awards such as share options and nonvested restricted stock units of 46,044,400 ordinary shares. On November 12, 2010, the Company’s shareholders approved an increase of the number of shares in shares-based awards under the Plan to 82,044,400. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest in one to five years. The maximum term of each share option expires ten years from the grant date. As of December 31, 2011, the Company granted 14,833,138 share options and 34,294,592 nonvested restricted stock units under the Plan.

The Company recognizes the share-based compensation expense using a graded vesting attribution model for each separately vesting portion of the share-based awards.

Share options

The fair value of each share option awarded is estimated on the date of grant using the Black-Scholes option pricing model with the following significant assumptions:

	2009	2010	2011
Risk-free interest rate	2.11 - 3.50%	1.84 - 3.03%	1.53 - 2.90%
Expected life (in years)	6.00 - 6.50	5.50 - 6.25	6.00
Expected volatility	33.14 - 46.93%	43.50 - 45.20%	42.2 - 42.8%
Expected dividends	—	—	—

The weighted-average grant-date fair value of options granted for the years ended December 31, 2009, 2010 and 2011 was $0.53, $0.94 and $0.93, respectively.

The measure of expected volatility is based on the average historical volatility of the Company’s stock and comparable companies over a time period commensurate with the expected life of the option. The Company uses available data to estimate the timing of option exercises and employee terminations within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury note yield.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

11. SHARE-BASED COMPENSATION EXPENSE—continued

    Share options—continued

The following summarizes the Company’s share option activity as of and for the year ended December 31, 2011:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	11,292,648	$1.34	7.98 years	$10,042
Granted	232,000	2.08
Forfeited	(797,944)	2.05
Exercised	(3,751,360)	0.44

Outstanding at December 31, 2011	6,975,344	$1.76	7.11 years	$1,868

Vested or expected to vest at December 31, 2011	6,858,174	$1.76	7.09 years	$1,859

Exercisable at December 31, 2011	4,379,864	$0.37	6.11 years	$1,606

The calculation of the weighted-average remaining contractual term above does not include 54,145,000 options granted prior to July 24, 2006 and 1,000,000 options granted on August 1, 2007, which do not have a stated expiration date.

The number of options exercised during 2009, 2010 and 2011 totaled 23,182,520, 5,719,584 and 3,751,360 within had an aggregate intrinsic value of $19.7 million, $9.4 million and $5.8 million, respectively.

As of December 31, 2011, there was $0.5 million of total unrecognized compensation expense related to unvested share options granted under the Plan, which is expected to be recognized over a weighted-average period of 0.97 years.

Nonvested Restricted Stock Units

The fair value of each nonvested restricted stock unit is based on the fair market value of the underlying ordinary shares on the date of grant.

A summary of nonvested restricted stock unit activity under the Plan for the year ended December 31, 2011 is presented below:

Nonvested Restricted Stock Units	Number of Nonvested Restricted Stock Units	Weighted average Grant-Date Fair Value
Nonvested restricted stock units at January 1, 2011	16,013,144	$1.47
Granted	7,602,568	1.92
Forfeited	(985,184)	1.55
Vested	(5,765,912)	1.70

Nonvested restricted stock units at December 31, 2011	16,864,616	$1.58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

11. SHARE-BASED COMPENSATION EXPENSE—continued

Nonvested Restricted Stock Units—continued

As of December 31, 2011, there was $13.0 million of total unrecognized compensation expense related to nonvested restricted stock units under the plan, which is expected to be recognized over a weighted-average period of 2.62 years.

The total fair value of nonvested restricted stock units vested in 2009, 2010 and 2011 was $6.0 million, $7.8 million and $9.8 million, respectively.

12. INCOME TAXES

Cayman Islands Taxation

The Company and certain subsidiaries are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and those subsidiaries are not subject to income tax.

British Virgin Islands Taxation

The Company’s intermediate offshore holding company, WXAT BVI and WX (BVI) Ltd., are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, WXAT BVI and WX (BVI) Ltd. are not subject to income tax.

Hong Kong Taxation

The Company's intermediate offshore holding companies, Shanghai AppTec (HK) Limited and STA HK, were subject to Hong Kong profit tax at a rate of 16.5% in 2011. No Hong Kong profit tax was provided in that year as Shanghai AppTec (HK) Limited did not have assessable profit that was earned in or derived from Hong Kong during 2011.

PRC Taxation

The Company’s subsidiaries are registered in the PRC as manufacturing foreign invested enterprises or Foreign-Invested Enterprises (“FIEs”), which allow them to qualify for certain preferential tax treatment.

Under PRC’s Unified Enterprise Income Tax Law (“New EIT Law”), FIEs and domestic companies are subject to a uniform tax rate of 25% effective from January 1, 2008. The New EIT Law provides a five-year transition period from its effective date for those enterprises that were established before the promulgation of the new tax law and that were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In addition, according to the New EIT Law, entities that qualify as high and new-technology enterprises (“HNTE”) supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

WXAT is an FIE engaged in manufacturing with a business term of over ten years and is registered in the Wuxi Taihu National Tourist Resort Zone. Effective January 1, 2008, it is entitled to enjoy a 15% preferential tax rate as an HNTE. In December 2011, WXAT successfully in renewed its certificate as an HNTE. The Shanghai branch of WXAT, located in the Shanghai Waigaoqiao Free Trade Zone, is subject to the same income tax rate as WXAT.

WASH, a manufacturing FIE located in the Shanghai Waigaoqiao Free Trade Zone, began its transition periods in accordance with the New EIT Law resulting in income tax rates of 9%, 10%, and 11% for year ended December 31, 2008, 2009 and 2010, respectively. In 2008, WASH was recognized as an HNTE and successfully renewed its certificate as an HNTE in 2011, thereby, becoming eligible to enjoy a preferential tax rate of 15% from 2008 to 2013. WASH was also recognized as an Advanced Technology Service Enterprise (“ATSE”) in 2009, eligible to enjoy a preferential income tax rate of 15% from 2009 to 2013. However, WASH chose to continue using the transitional period tax rate in 2010 and started to enjoy the preferential tax rate of 15% as an HNTE after the end of the transitional period in accordance with the relevant rules of the New EIT Law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. INCOME TAXES—continued

PRC Taxation—continued

STA, a manufacturing FIE located in Jinshan, Shanghai, is entitled to the two-year exemption and three-year 50% reduction (“2+3 tax holiday”) under the old Foreign Enterprise Income Tax Law (“FEIT”) which began in 2008. As such, STA was and will be subject to an income tax rate of 0%, 0% 12.5%, 12.5%, 12.5% and 25% for 2008, 2009, 2010, 2011, 2012 and 2013 and thereafter, respectively. In 2008, STA was recognized as an HNTE and successfully renewed its certificate as an HNTE in 2011, making it eligible to enjoy a 15% preferential tax rate as an HNTE from 2008 to 2013. However, STA chose to continue using the 2+3 tax holiday tax rate until its expiration in 2012 in accordance with the relevant transitional rule to the New EIT Law.

WATJ, an FIE located in Tianjin, is engaged in discovery chemistry services. WATJ is entitled to the 2+3 tax holiday under the old FEIT Law which began in 2008. As such, WATJ was and will be subject to an income tax rate of 0%, 0%, 11%, 12%, 12.5% and 25% for 2008, 2009, 2010, 2011, 2012 and 2013 and thereafter, respectively. In 2008, WATJ was recognized as an HNTE and successfully renewed its certificate as an HNTE in 2011, making WATJ eligible for a preferential tax rate of 15% from 2008 to 2013. However, WATJ chose to continue using the 2+3 tax holiday tax rate until its expiration in 2012 in accordance with the relevant transitional rule to the New EIT Law.

WASZ, a manufacturing FIE located in Suzhou, is engaged in toxicology services. WASZ is entitled to the 2+3 tax holiday under the old FEIT Law which began in 2008. As such, WASZ was and will be subject to an income tax rate of 0%, 0%,12.5%, 12.5%,12.5% and 25% for 2008, 2009, 2010, 2011, 2012 and 2013 and thereafter. In 2008, WASZ was recognized as an HNTE and successfully renewed its certificate as an HNTE in 2011, thereby becoming eligible to enjoy a preferential tax rate of 15% from 2008 to 2013. WASZ was also recognized as an ATSE in 2010 and was eligible to enjoy a preferential income tax rate of 15% from 2010 to 2013. However, WASZ chose to continue using the 2+3 tax holiday tax rate until its expiration of 2012 in accordance with to the relevant transitional rule to the New EIT Law.

WAWH, located in Wuhan, was incorporated in November 2010 and is subject to the uniform tax rate of 25% for the year ended December 31, 2010 and thereafter.

WABIO, located in Wuxi, was incorporated in May 2010 and is subject to the uniform tax rate of 25% for the year ended December 31, 2010 and thereafter.

Other subsidiaries located in PRC are subjected to the uniform tax rate of 25% for the year ended December 31, 2011 and thereafter.

United States Taxation

WuXi AppTec Holding Company, Inc. and WuXi AppTec, Inc. are registered in Delaware. Chemdepo, which was acquired in March 2011, is registered in Califonia. Abgent, Inc., which was acquired in October 2011, is registered in San Diego, California. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 5% to 10%.

Provision for Income Taxes

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2009	2010	2011
Current tax expense
PRC	$8,290	$9,991	$14,108
United States	5	67	117
Other	54	39	89
Deferred tax expense
PRC	(1,923)	(1,651)	(1,292)
United States	(1,282)	1,795	3,586
Other	—	3	(2)

Income tax expense	$5,144	$10,244	$16,606

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. INCOME TAXES—continued

Provision for Income Taxes—continued

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2010	2011
Current deferred tax assets:
Inventory write down	$201	$1,544
Prepaid expenses and accruals	(69)	(49)
Target bonus accrual	1,646	1,615
Other	1,201	1,418

Subtotal	$2,979	$4,528

Noncurrent deferred tax assets:
Net operating loss carry-forward	12,520	9,345
Deferred lease credit and deferred rent	1,340	1,228
Fixed asset basis difference	(2,347)	(2,082)
Intangible asset basis difference	(1,038)	(494)
Other	412	502

Subtotal	$10,887	$8,499

Total deferred tax assets	$13,866	$13,027

Current deferred tax liabilities:
Unrealized foreign exchange gains and losses	$228	$68
Others	—	147

Subtotal	$228	$215

Noncurrent deferred tax liabilities:
Fixed asset basis difference	105	105
Intangible asset basis difference	14	2,293
Others	80	88

Subtotal	$199	$2,486

Total deferred tax liabilities	$427	$2,701

A reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year Ended December 31,
	2009	2010	2011
PRC enterprise income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in other jurisdictions	4.4%	(4.6)%	3.3%
Expenses not deductible for tax purposes
Entertainment expenses	0.1%	0.1%	0.2%
Other expenses	(1.8)%	(0.8)%	0.1%
Tax exemption and tax relief
Tax exemptions granted to the group	(1.3)%	—	—
Reduced tax rate impact	(15.7)%	(10.8)%	(10.4)%
Deferred tax effect due to tax rate change	(1.5)%	1.4%	(1.1)%
Tax true-up	(0.3)%	(0.2)%	(0.1)%

Effective tax rate	8.9%	10.1%	17.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. INCOME TAXES—continued

Provision for Income Taxes—continued

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2009	2010	2011
Aggregate dollar effect	745	—	—
Per share effect—basic	0.001	—	—
Per share effect—diluted	0.001	—	—

The Company has made its assessment of the level of tax authority for uncertain tax position (including the potential application of interest and penalties) based on the technical merits. As of December 31, 2010 and 2011, the Company had recorded approximately $1.1 million and $1.8 million of unrecognized tax benefits, all of which would favorably impact its effective tax rate if recognized. During 2011, the Company recorded a reversal of FIN 48 tax position associated with the original acquisition of AppTec, Inc. A reserve was established in the current period in conjunction with the acquisition of Abgent, Inc.

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2011, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

The following table is a roll-forward of the unrecognized tax benefits:

	Year Ended December 31,
	2009	2010	2011
Balance at January 1	$1,071	$1,070	$1,070
Addition for tax positions related to the current period	—	—	1,065
Decrease due to the change of tax rate	(1)	—	—
Reduction due to lapse of statute of limitation	—	—	(300)

Balance at December 31	$1,070	$1,070	$1,835

The New EIT Law provides that a 10% withholding tax applies to PRC-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes. The Company expects that such 10% withholding tax will apply to dividends paid to the Company by the PRC subsidiaries, but this treatment will depend on the Company’s status as a non-resident enterprise. The Company does not intend to declare dividends for the foreseeable future.

As of December 31, 2011, the Company’s PRC subsidiaries had approximately $272.2 million of undistributed earnings, which were considered to be indefinitely reinvested, and accordingly, no provision for income taxes has been provided thereon. Upon distribution of those earnings generated after January 1, 2008 in the form of dividends or otherwise, the Company would be subject to a 10% withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax.

As of December 31, 2011, the Company’s PRC subsidiaries had a combined net operating loss carryforward of $14.1 million, of which $0.5 million, $0.2 million, $3.3 million, $5.5 million and $4.6 million will expire in 2012, 2013, 2014, 2015 and 2016, respectively if not used.

As of December 31, 2011, the Company’s U.S. subsidiaries had federal and state gross operating loss carryforwards of $16.4 million and $21.0 million, respectively, which expire between 2012 and 2029.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance. In the case of a transfer pricing adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company's PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2005 through 2011 on non-transfer pricing matters, and from the inception of the Company through 2011 on transfer pricing matters.

The Company’s U.S. subsidiaries’ federal income tax returns are subject to examination for 2004 and subsequent years. State income tax returns are generally subject to examination for a period of three to four years after a return is filed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2009	2010	2011
Net income from continuing operations	$53,432	$90,811	$80,979

Income from continuing operations attributable to holders of ordinary shares—basic	$53,432	$90,811	$80,979
Loss from discontinued operations—net of tax	(558)	—	—

Income attributable to holders of ordinary shares—basic	52,874	90,811	80,979

Income attributable to holders of ordinary shares—diluted	$52,874	$90,811	$80,979

Weighted-average ordinary shares outstanding used in computing basic earnings per share	543,891,797	556,338,146	567,076,049
Plus: Shares from convertible notes, if converted	22,771,002	22,771,002	22,771,002
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stock units	22,574,877	18,413,425	13,670,825

Shares used in calculating diluted earnings per share	589,237,676	597,522,573	603,517,876

Basic earnings per share from continuing operations	$0.10	$0.16	$0.14

Diluted earnings per share from continuing operations	$0.09	$0.15	$0.13

Basic loss per share from discontinued operations	$(0.00)	$—	$—

Diluted loss per share from discontinued operations	$(0.00)	$—	$—

Basic earnings per share	$0.10	$0.16	$0.14

Diluted earnings per share	$0.09	$0.15	$0.13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

13. EARNINGS PER SHARE—continued

For the years ended December 31, 2009, 2010 and 2011, the following outstanding securities were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive:

	Year Ended December 31,
	2009	2010	2011
Share options and nonvested restricted stock units granted	14,906,552	6,462,924	4,335,607

14. DISTRIBUTION OF PROFITS

As stipulated by the relevant laws and regulations applicable to PRC’s FIEs, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves, which represent a general reserve. Wholly owned PRC subsidiaries are required to make appropriations to the general reserve of not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries’ registered capital. Subsidiaries that are joint-venture companies are required to make appropriations to the general reserve from the profit after tax as determined under PRC GAAP at a percentage subject to the discretion of their boards of directors.

The general reserve is used to offset future extraordinary losses. Upon a resolution passed by the shareholders and an approval by the original approval authority, the subsidiaries may convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserves by the Company’s PRC subsidiaries totaled $27.8 million, $28.9 million and $30.2 million as of December 31, 2009, 2010 and 2011, respectively. Accordingly, these amounts are not available for distribution to the Company.

As a result of these PRC laws and regulations, the Company is restricted in its ability to transfer the registered net assets to the Company in the form of dividends, loans or advances. The restricted portion amounted to $163.2 million as of December 31, 2011.

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

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $2.9 million, $4.2 million and $7.8 million for the years ended December 31, 2009, 2010 and 2011, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

16. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC and United States. Rental expenses were $6.2 million, $8.2 million and $9.7 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2011 are as follows:

Year Ending December 31,	Minimum Lease Payment
2012	$8,121
2013	7,372
2014	7,397
2015	6,504
2016 and thereafter	22,732

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

c) Capital commitments

As of December 31, 2011, the Company had capital commitments of $14.9 million, which relate to new construction projects and laboratory facility improvements in the PRC. No capital commitments are due in 2012 and thereafter.

17. CONCENTRATION OF CREDIT RISK

The Company’s customers include pharmaceutical, biotechnology and medical device companies. In the majority of circumstances, the Company has agreements in force with these customers that provide for continued involvement in present research projects. However, it is possible that the Company will have no further association with any of these customers once the present projects conclude.

The following table summarizes customers that contributed greater than 10% of net revenues:

	Year Ended December 31,
Name of Customer	2009	2010	2011
Customer A	14.4%	18.4%	15.3%
Customer B	10.9%	*	*
Customer C	*	*	10.7%

*	Less than 10%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

17. CONCENTRATION OF CREDIT RISK—continued

The Company did not have accounts receivable greater than 10% of total outstanding accounts receivable with any individual customer as of December 31, 2010 and 2011.

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

The following table summarizes the selected revenue and expense information for each reportable segment:

Years ended December 31:
2009:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$249,909	$20,110	$270,019
Cost of revenues	(145,153)	(16,461)	(161,614)

Gross profit	$104,756	$3,649	$108,405

2010:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$294,856	$39,205	$334,061
Cost of revenues	(175,116)	(31,353)	(206,469)

Gross profit	$119,740	$7,852	$127,592

2011:	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$332,001	$75,176	$407,177
Cost of revenues	(197,570)	(53,163)	(250,733)

Gross profit	$134,431	$22,013	$156,444

The following table summarized the Company’s revenues by geographic region determined according to the location of the customers:

	Year Ended December 31,
	2009	2010	2011
United States	$209,579	$239,028	$271,346
Europe	31,801	42,167	44,730
Other countries	28,781	52,965	91,383

Gross revenues	$270,161	$334,160	$407,459
Sales tax	(142)	(99)	(282)

Net revenues	$270,019	$334,061	$407,177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

18. SEGMENT REPORTING—continued

The following table summarizes the Company’s net revenues generated from business lines:

	Year Ended December 31,
	2009	2010	2011
Discovery Services	$158,496	$183,604	$196,399
Development Services	27,303	35,762	55,309
U.S. Testing Services	64,110	75,490	80,293
Manufacturing Services	20,110	39,205	75,176

Net revenues	$270,019	$334,061	$407,177

The following table summarizes the Company’s long-lived assets by geographic region determined according to the location of the assets:

	December 31,
	2010	2011
PRC	$188,863	$227,513
United States	16,684	18,181

Total	$205,547	$245,694

19. RELATED PARTY TRANSACTIONS

Beginning January 1, 2005, the Company entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd. (“Shanghai Lechen”) for exporting advanced intermediates and APIs. Shanghai Lechen is owned by the parents of Dr. Ning Zhao, Lead Advisor of Analytical Services, Corporate Head of Human Resources, and a director of the Company. Agency service fees paid to Shanghai Lechen by the Company for the years ended December 31, 2009, 2010 and 2011 were $0.1 million, $0.2 million and $0.1 million, respectively.

20. SUBSEQUENT EVENTS

On February 9, 2012, General Atlantic LLC ("General Atlantic") converted in full the $35.0 million principal amount of convertible notes plus accrued interest of $0.9 million (see Note 10) into 22,770,991 ordinary shares of the Company.

On February 24, 2012, the Company purchased the aforementioned 22,770,991 ordinary shares from investment funds affiliated with General Atlantic. The per-ADS equivalent purchase price of $13.0 was established based on a discount of slightly over 5% of the ADS closing price on February 13, 2012. Subsequently, the Company cancelled all of 22,770,991 ordinary shares purchased.

During the first quarter of 2012, the Company reorganized its business segments. The process chemistry business, which previously was included in the Laboratory Services segment, will be included under the Manufacturing Services segment as of January 1, 2012. The process chemistry operation develops processes for making APIs and advanced intermediates and thus is more closely related to operations of Manufacturing Services. Process chemistry is also managed as part of the Manufacturing Services business unit beginning in 2012.

On March 8, 2012, the Company announced approval by its Board of Directors of a plan to repurchase $30 million of its ADSs over the next 18 months. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, including customary restrictions on share repurchases. The repurchase program does not obligate the Company to make repurchases at any specific time or in any specific situation.

On January 11, 2012, the Company entered into a loan agreement of $4 million at a fixed interest rate of 4.29% with the term of six months. On March 15, 2012, the Company entered into a loan agreement of $1.6 million at a fixed interest rate of 6.56% with the term of one year.

On January 30, 2012, the Company drew down additional $5.0 million at an interest rate of 3.15% with the term of three months under the $25.0 million revolving line of credit. On March 13, 2012, the Company drew down additional $4.0 million at an interest rate of 4.09% with the maturity date of May 13, 2012, under the $12.5 million revolving loan facility. There is no available amount for future borrowing under both loan facilities as of April 20, 2012.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

BALANCE SHEETS

	December 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	5,461	1,980
Dividends receivable	8,404	49,038
Other current assets	1,128	1,143

Total current assets	14,993	52,161

Non-current assets:
Investment in subsidiaries	415,271	511,913
Other non-current assets	189	115

Total assets	430,453	564,189

Liabilities and equity
Current liabilities:
Short-term borrowings	—	20,000
Convertible notes – current	—	35,864
Accrued liabilities	762	494
Other tax payable	227	285
Other current liabilities	770	1,820

Total current liabilities	1,759	58,463

Non-current liabilities:
Convertible notes	35,864	—

Total liabilities	37,623	58,463

Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2010 and 2011; 560,972,080 and 570,489,352 issued and outstanding as of December 31, 2010 and 2011, respectively)	11,219	11,410
Additional paid-in capital	332,913	345,832
Accumulated deficit	22,180	103,159
Accumulated other comprehensive income	26,518	45,325

Total equity	392,830	505,726

Total liabilities and equity	430,453	564,189

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2009	2010	2011
Operating expenses:
Selling and marketing expenses	—	(75)	—
General and administrative expenses(1)	(15,561)	(10,449)	(11,473)

Operating loss	(15,561)	(10,524)	(11,473)
Equity in earnings of subsidiaries	63,929	75,287	90,212
Other income, net	5,261	26,298	2,685
Interest expense	(756)	(250)	(445)
Interest income	1	—	—

Income before income taxes	52,874	90,811	80,979
Income tax expense	—	—	—

Net income	52,874	90,811	80,979

Note(1):	General and administrative expenses include $2.6 million, $3.5 million and $3.5 million of share-based compensation expense for the years ended December 31, 2009, 2010 and 2011, respectively. These amounts have been classified as cost of revenues in the consolidated statements of operations for WuXi Pharmatech (Cayman) Inc.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

	Ordinary		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Equity	Comprehensive Income
	Shares	Amount
Balance as of January 1, 2009	529,385,590	10,588	324,629	(121,505)	17,164	230,876
Cancellation of ordinary shares held in escrow in connection with acquisition	(4,120,526)	(82)	(15,090)	—	—	(15,172)
Issuance of ordinary shares pursuant to share option plan	25,344,192	506	913	—	—	1,419
Share-based compensation expense	—	—	10,220	—	—	10,220
Cumulative translation adjustment	—	—	—	—	(84)	(84)	(84)
Net income	—	—	—	52,874	—	52,874	52,874

Balance as of December 31, 2009	550,609,256	11,012	320,672	(68,631)	17,080	280,133	52,790

Issuance of ordinary shares pursuant to share option plan	10,362,824	207	2,156	—	—	2,363
Share-based compensation expense	—	—	10,085	—	—	10,085
Cumulative translation adjustment	—	—	—	—	9,438	9,438	9,438
Net income	—	—	—	90,811	—	90,811	90,811

Balance as of December 31, 2010	560,972,080	11,219	332,913	22,180	26,518	392,830	100,249

Issuance of ordinary shares pursuant to share option plan	9,517,272	191	1,446	—	—	1,637
Share-based compensation expense	—	—	11,473	—	—	11,473
Cumulative translation adjustment	—	—	—	—	18,807	18,807	18,807
Net income	—	—	—	80,979	—	80,979	80,979

Balance as of December 31, 2011	570,489,352	11,410	345,832	103,159	45,325	505,726	99,786

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

CASH FLOW STATEMENTS

	Year Ended December 31,
	2009	2010	2011
Operating activities:
Net income	52,874	90,811	80,979
Adjustment to reconcile net income to net cash used in operating activities:
Share-based compensation	9,292	9,210	10,227
Equity in earnings of subsidiaries	(63,929)	(75,287)	(90,212)
Loss (gain) on forward contracts marked to market	(689)	(745)	1,199
Gain from settlement of escrow shares	(1,672)	—	—
Changes in assets and liabilities:
Other current assets	525	670	(163)
Other non-current assets	74	74	74
Other current liabilities	1	(1)	—
Other taxes payable	28	(425)	59
Accrued liabilities	526	(1,115)	(269)

Net cash provided by (used in) operating activities	(2,970)	23,192	1,894

Investing activities:
Long-term investment in subsidiaries	(22,432)	(14,003)	(32,012)
Dividends received from subsidiaries	13,754	—	5,000

Net cash used in investing activities	(8,678)	(14,003)	(27,012)

Financing activities:
Repayment of short-term bank borrowings	(10,000)	(10,000)	—
Proceeds from short-term bank borrowings	14,000	—	20,000
Net proceeds/payment from revolving line of credit	6,000	—	—
Proceeds from exercise of share options	1,419	2,363	1,637

Net cash provided by (used in) financing activities	11,419	(7,637)	21,637

Net increase (decrease) in cash and cash equivalents	(229)	1,552	(3,481)
Cash and cash equivalents at beginning of period	4,138	3,909	5,461

Cash and cash equivalents at end of period	3,909	5,461	1,980

Non-cash investing and financing activities:
Dividends declared by subsidiaries but not received	—	—	40,634

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Dollars in thousands, except share and per share data, unless otherwise stated)

Note to Schedule 1

1) Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

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

4) As of December 31, 2009, 2010 and 2011, there were no material contingencies, significant provision of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statement.

5) For the year ended December 31, 2009, $7.7 million and $6.0 million in cash dividends were paid to the Company by WXAT and WASH, respectively. For the year ended December 31, 2010, no cash dividend was paid to the Company by its subsidiaries. For the year ended December 31, 2011, $31.1 million and $13.8 million dividends were declared payable to the Company by WXAT and WASH, respectively, and $5.0 million in cash dividends were paid to the Company by WXAT.

* * * * *