Form 20-F
period 2012-12-31
WuXi PharmaTech (Cayman) Inc.
filed 2013-04-17
CIK 1403132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 561,121,002 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒  Yes    ☐  No

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

TABLE OF CONTENTS [TO BE UPDATED]

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•

“we,” “us,” “our company” and “our” refer to WuXi PharmaTech (Cayman) Inc., or WuXi, and its consolidated subsidiaries, including WuXi AppTec (BVI) Inc., or WXAT BVI; WuXi AppTec Co., Ltd., or WXAT; WuXi AppTec (Shanghai) Co., Ltd., or WASH; Shanghai SynTheAll Pharmaceutical Co., Ltd., or STA; WuXi AppTec (Tianjin) Co., Ltd., or WATJ; WuXi AppTec (Suzhou) Co., Ltd., or WASZ; WuXi AppTec Holding Company, Inc. or WXAT Holding; WuXi AppTec, Inc., or AppTec; WX (BVI) Limited or WX (BVI); Kaipara Enterprises Ltd. or Kaipara; Klivia Investments Sp. z o.o. or Klivia; WuXi AppTec Biopharmaceuticals Co., Ltd., or WABIO; WuXi AppTec (Wuhan) Co., Ltd., or WAWH; and Shanghai AppTec (HK) Co., Limited or WASH HK; Global Bond Investments Limited or GB Investments; Chemdepo, Inc. or Chemdepo; WuXi PharmaTech Investment Holdings (Cayman) Inc. or Investment Holdings; WuXi PharmaTech Investments (Cayman) Inc. or USD Fund GP GP; WuXi PharmaTech Fund I General Partner L.P. or USD Fund GP; WuXi PharmaTech Healthcare Fund I L.P. or USD Fund; WuXi PharmaTech Investment Management (Cayman) Inc. or USD Fund Manager; WuXi AppTec Investment & Development Co., Ltd. or WXAT I&D; WuXi AppTec Biomedical Investment Management L.P. or RMB Fund GP; WuXi AppTec Investment Fund I L.P. or RMB Fund; WuXi AppTec Investment Management Co., Ltd. or RMB Fund Manager; Jiecheng Med-Tech Development Co., Ltd. or Jiecheng; MedKey Med-Tech Development Co., Ltd. or MedKey; WuXi AppTec UK Ltd. or AppTec UK; WuXi AppTec Sales LLC or Sales LLC; Abgent, Inc. or Abgent; Abgent Europe Limited or Abgent Europe; Abgent Biotechnology (Suzhou) Co., Ltd., or Abgent SZ; Abgent Biotechnology (Shanghai) Co., Ltd. or Abgent SH; WuXi AppTec Clinical Research and Regulatory Services Co., Ltd. or WACR; Shanghai STA Pharmaceutical R&D Co., Ltd., or STA R&D; STA Pharmaceutical Hong Kong Limited or STA HK; WuXi AppTec (Nanjing) Testing Technology Co., Ltd. or WXAT Testing NJ; WuXi AppTec (Changzhou) Co., Ltd. or WXAT Changzhou; WuXi AppTec (Suzhou) Testing Technology Co., Ltd. or WXAT Testing SZ; STA Pharmaceutical (Haimen) Co., Ltd. or STA Haimen.; and WuXi AppTec (Hong Kong) Limited or WAHK.

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	all references to “Renminbi,” or “RMB,” are to the legal currency of China; all references to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States;

•	“ordinary shares” refers to our ordinary shares, par value $0.02 per share;

•	“ADSs” refers to our American depositary shares, each of which represents eight ordinary shares;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs; and

•	“discontinued operations” refers to the biologics manufacturing operations in Philadelphia, Pennsylvania, which we decided to close on December 2, 2008.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012 and audited consolidated balance sheets as of December 31, 2011 and 2012. We acquired Chemdepo, Inc., on March 30, 2011, Abgent, Inc., Abgent Europe Limited, Abgent Biotechnology (Shanghai) Co., Ltd. and Abgent Biotechnology (Suzhou) Co., Ltd (collectively referred to as “Abgent”) on October 14, 2011, and Jiecheng Med-Tech Development Co., Ltd. and MedKey Med-Tech Development Co., Ltd. (collectively referred to as “MedKey”) on October 30, 2011. We and certain of our shareholders completed the initial public offering of 15,167,326 ADSs in August 2007. Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol WX.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report on Form 20-F related to, among other things:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the effects of exchange rate fluctuations between the RMB and the U.S. dollar;

•	the effects of labor cost inflation in China;

•	research and development, or R&D, spending by the pharmaceutical, biotechnology and medical device industries;

•	pharmaceutical, biotechnology and medical device R&D outsourcing trends in China and internationally;

•	competition in the pharmaceutical, biotechnology and medical device R&D outsourcing industry;

•	the effects of the global macroeconomic conditions on our business, financial condition and results of operations;

•	our expectations regarding market acceptance of, or demand for, our services, including realization of order backlogs;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to protect intellectual-property and other confidential information; and

•	governmental policies and regulations in China and the United States relating to the pharmaceutical, biotechnology and medical device industries and R&D outsourcing industry.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors could cause our actual results to be materially different from our expectations. See Item 3.D, “Key information — Risk Factors” and elsewhere in this annual report on Form 20-F.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of comprehensive income data for the years ended December 31, 2008 and 2009, and selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010, were derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in millions of U.S. dollars, except share data)
WuXi Consolidated Statement of Comprehensive Income
Net revenues(1)
Laboratory services	$196.1	$237.9	$278.9	$311.7	$382.9
Manufacturing services	57.4	32.1	55.2	95.5	117.0

Total	253.5	270.0	334.1	407.2	499.9

Cost of revenues(1)
Laboratory services	(120.4)	(139.1)	(166.5)	(184.9)	(235.1)
Manufacturing services	(36.7)	(22.6)	(40.0)	(65.9)	(81.6)

Total	(157.1)	(161.7)	(206.5)	(250.8)	(316.7)

Gross profit	96.4	108.3	127.6	156.4	183.2

Operating expenses:
Selling and marketing expenses	(7.4)	(7.5)	(9.1)	(10.3)	(15.4)
General and administrative expenses	(49.4)	(48.3)	(46.6)	(56.9)	(70.3)
Research and development expenses	(0.0)	(0.5)	(0.4)	(5.4)	(8.1)
Revaluation of contingent consideration	—	—	—	—	3.4
Impairment charges for goodwill and intangible assets	(60.5)	—	—	—	(3.4)

Total	(117.3)	(56.3)	(56.1)	(72.6)	(93.8)

Operating income (loss)	(20.9)	52.0	71.5	83.8	89.4

Other income, net	1.1	6.8	28.4	8.5	8.6
Interest expense	(1.4)	(1.0)	(0.4)	(0.8)	(1.7)
Interest income	2.3	1.1	1.5	6.1	7.7

Income (loss) from continuing operations before income taxes	(18.9)	58.9	101.0	97.6	104.0
Income tax (expense) benefit	4.0	(5.5)	(10.2)	(16.6)	(17.4)

Net income (loss) from continuing operations(2)	(14.9)	53.4	90.8	81.0	86.6
Income (loss) on discontinued operations	(49.3)	(0.5)	—	—	—

Net income (loss)	$(64.2)	$52.9	$90.8	$81.0	$86.6

Other comprehensive income:
Currency translation adjustments	9.3	(0.1)	9.4	18.8	1.3

Comprehensive income	$(54.9)	$52.8	$100.2	$99.8	$87.9

Basic earnings (loss) per share from continuing operations	$(0.03)	$0.10	$0.16	$0.14	$0.14

Basic loss per share on discontinued operations—net of tax	$(0.10)	$(0.00)	$—	$—	$—

Basic earnings (loss) per share	$(0.13)	$0.10	$0.16	$0.14	$0.15

Diluted earnings (loss) per share from continuing operations	$(0.03)	$0.09	$0.15	$0.13	$0.15

Diluted loss per share on discontinued operations—net of tax	$(0.10)	$(0.00)	$—	$—	$—

Diluted earnings (loss) per share	$(0.13)	$0.09	$0.15	$0.13	$0.15

Dividends declared per ordinary share	$—	—	—	—	—

(1)

In the first quarter of fiscal 2012, we implemented a change in the reporting of Process Chemistry revenues, including them in Manufacturing Services, while they were previously recorded in Laboratory Services. Process Chemistry revenues were $8.9 million, $12.0 million, $15.9 million and $20.4 million and the cost of revenues were $4.3 million, $6.1 million, $8.6 million and $12.7 million for years ended December 31, 2008, 2009, 2010 and 2011, respectively.

(2)	Includes share-based compensation charges of $13.0 million, $10.2 million, $10.1 million, $11.5 million and $14.3 million in 2008, 2009, 2010, 2011 and 2012, respectively, allocated as follows:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in millions of U.S. dollars)
Cost of revenues	$3.0	$2.7	$3.7	$3.8	$3.9
Selling and marketing expenses	—	0.1	0.1	*	0.2
General and administrative expenses	10.0	7.4	6.3	7.7	10.2

*	Less than $0.05 million

	2008	2009	2010	2011	2012
	(in millions of U.S. dollars)
WuXi Consolidated Balance Sheet Data
Cash and cash equivalents	$56.6	$80.5	$115.4	$71.4	$54.1
Total current assets	129.8	174.2	244.9	335.1	396.0
Property, plant and equipment, net	152.7	181.8	205.5	245.7	264.4
Total assets	336.4	407.3	498.1	663.9	742.5
Short-term bank borrowings, including current portion of long-term debt	7.6	34.4	0.3	28.7	59.1
Convertible notes	—	—	—	35.9	—
Total current liabilities	58.8	80.3	59.6	142.8	147.4
Long-term debt, excluding current portion	2.3	2.1	1.9	1.6	5.7
Convertible notes	35.9	35.9	35.9	—	—
Total liabilities	105.5	127.2	105.3	158.1	164.3
Total equity	230.9	280.1	392.8	505.8	578.2
Total liabilities and equity	336.4	407.3	498.1	663.9	742.5

Exchange Rate Information

In 2012, we received over 92% of our net revenues in U.S. dollars, while we paid a large majority of our expenses in Renminbi. We use U.S. dollars as our reporting currency in our financial statements and in this annual report on Form 20-F. We translate monetary assets and liabilities denominated in Renminbi into U.S. dollars at the rates of exchange as of the respective balance sheet dates; we translate equity accounts at historical exchange rates and we translate revenues, expenses, gains and losses using the average rate for the year as published by the People’s Bank of China. We report translation adjustments as cumulative translation adjustments and show them as separate components of other comprehensive income. In other parts of this annual report, any Renminbi-denominated amounts are accompanied by translations. We record Renminbi transactions at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all transactions from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB 6.2301 to $1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.” On April 5, 2013, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.2005 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October 2012	6.2372	6.2627	6.2877	6.2372
November 2012	6.2265	6.2338	6.2454	6.2221
December 2012	6.2301	6.2328	6.2502	6.2251
January 2013	6.2186	6.2215	6.2303	6.2134
February 2013	6.2213	6.2323	6.2438	6.2213
March 2013	6.2108	6.2154	6.2105	6.2246
April 2013 (through April 5, 2013)	6.2005	6.2008	6.1962	6.2078

Source: Exchange rates supplied by the Federal Reserve Bank of New York for 2008 and by the H.10 Statistical Release of the Federal Reserve Board for 2009 to 2013

(1)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our business could be adversely affected by any significant decrease in R&D expenditures by pharmaceutical, biotechnology and medical device companies. Fluctuations in the R&D budgets of pharmaceutical, biotechnology and medical device companies could have a significant effect on the demand for our services. R&D budgets fluctuate due to sales performance of these companies, including lost sales of products that lose patent exclusivity, face greater competition or otherwise experience reduced demand; inability of these companies to replace these lost sales with sales from new products; changes in their available resources; their decisions to consolidate; their spending priorities; and their budgetary policies and practices.

A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects. The increased merger activity in the pharmaceutical industry increases this risk.

We generate a large majority of our total net revenues from sales to customers headquartered in the United States. Our top ten customers accounted for 48.0% of our total 2012 net revenues. Any of our existing customers may not continue to generate significant revenues for us once our current engagements with them conclude, and our relationships with them may not present further business opportunities. In addition, mergers between large pharmaceutical companies, some of which are our customers, have resulted in reduced business from these customers compared to when they were separate companies. This consolidation could adversely affect our financial condition. Similar business combinations could result in:

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

Our success largely depends on our ability to attract, train, motivate and retain highly skilled scientists and other personnel.

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

We face challenges in attracting and retaining consistently high-quality employees. We compete vigorously with pharmaceutical, biotechnology, medical device and contract research companies and academic and research institutions for qualified and experienced scientists, particularly in our laboratory services in chemistry and biology and in our manufacturing services. To compete effectively, we may be required to offer higher compensation and other benefits, which could materially and adversely affect our financial condition and results of operations. We paid company-wide merit increases in 2011 and 2012. Despite these merit increases, we may be unable to hire and retain enough skilled and experienced scientists at current wage rates. In addition, we may be unable to redeploy and retrain our professionals to keep pace with changing customer needs, technological changes and performance standards.

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

We compete with contract research organizations, or CROs, contract manufacturing organizations and research and academic institutions, typically in specific service areas. For example, we compete with Covance Inc., or Covance, in the preclinical services area in China. We compete with ShangPharma Corporation, or ShangPharma, in the discovery chemistry area. We compete with BioReliance Corporation, or BioReliance, a division of Sigma-Aldrich Corporation, in the biologics testing area, and with North American Science Associates, or NAMSA, and Toxikon Corporation, or Toxikon, in the medical device testing area. After the acquisition of MedKey, we have competed with clinical research organization such as Pharmaceutical Product Development, Inc, or PPD, PARAXEL International, and Hangzhou Tigermed Consulting Co., Ltd. in the clinical research services area. However, we believe that we do not compete with any single company across the entire breadth of our service offerings. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to offer more complex and sophisticated broad-based laboratory and manufacturing services. Several major pharmaceutical, biotechnology and medical device companies have made in-house research investments in China, and we expect this trend to continue. In addition, U.S.-based CROs have made investments in China-based CROs that are our competitors. These investments may reduce demand for our services and result in increased competition for qualified personnel.

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

If we fail to effectively manage our anticipated growth and to execute on our growth strategies, our business, financial condition, results of operations and prospects could suffer.

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

We are engaged in a substantial expansion of our capabilities and capacity. For example, we are constructing a facility in the city of Wuxi to house pilot-scale cGMP manufacturing of biological products for preclinical and clinical trials. We expect this facility to be fully operational in the second half of 2013. Preparing the facility for full operation, including introduction of our initial services and development of new services, may take longer than we expected. Any material delay or unforeseen cost increase in preparing the facility for operation could result in lost business opportunities and could materially and adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

We are making significant capital investments to meet our customers’ needs, and, as a result, we depend on the success of our customers’ projects and their continued business.

We expanded our Jinshan manufacturing facility primarily to serve current and potential future customers for the commercial manufacturing of APIs. We depend on our customers’ success in advancing products through development, regulatory approval and commercial launch and the market demand for those products. Any delay, non-approval or lack of demand may have a material impact on our manufacturing business. Consequently, we may be required to reallocate our resources, which could cause delays in our service offerings and result in lower than expected revenues. As we produce more advanced intermediates and APIs for commercial products, a business that inherently relies on producing larger volumes of fewer marketed drugs than our clinical-trial-scale manufacturing services, we will become more dependent on the success of a small number of marketed drugs and late-stage drug candidates in development.

Because many of our fee-for-service contracts are contingent on successful completion of a project and often have a fixed price, we may bear financial risk.

A significant portion of our net revenues, including a significant portion of our laboratory services revenues and all of our manufacturing services revenues, are based on fee-for-service contracts, which are contingent on successful completion of a project and often have a fixed price. In 2012, fee-for-service contracts accounted for approximately 65% of our total net revenues. If we do not deliver a service in a timely manner or otherwise as specified in the contract, if we incur cost overruns or if we price these contracts below our cost estimate because of competitive pressures, there could be a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We may fail to effectively develop and market new services, which may harm our growth opportunities and prospects, possibly resulting in losses.

We intend to continue to expand beyond our core discovery chemistry, process research and clinical-trial-scale manufacturing services. Over the past few years, we have established new services in discovery biology; DMPK/ADME; formulation; analytical development services; toxicology; bioanalytical services; commercial manufacturing; and other areas. We are in the early stages of launching new services in biologic discovery, development and manufacturing and in clinical research. To develop and/or market our new services successfully, we must:

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

Our success significantly depends upon the continued service of our senior management and key scientific personnel. In particular, we are highly dependent on Dr. Ge Li, our Chairman and Chief Executive Officer, who has managed our business, operations and sales and marketing activities and maintained personal and direct relationships with our major customers since our inception; Edward Hu, our Chief Operating Officer and Chief Financial Officer; Dr. Shuhui Chen, our Chief Scientific Officer; Dr. Suhan Tang, our Chief Manufacturing Officer; Xiaozhong Liu, our Executive Vice President and other senior management members and key scientific personnel. The loss of any of them, and in particular Dr. Li, could have a material adverse effect on our business and operations. Although each member of our senior management and key scientific personnel has signed a noncompete agreement with us, we may be unable to successfully enforce these provisions. If we lose the services of any senior management members or key scientific personnel, we may be unable to locate and retain suitable qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and its growth.

The global economic uncertainty adversely affected, and could continue to adversely affect, our business, financial condition and results of operations.

The global economic uncertainty in recent years affected certain areas of our business, particularly the biotechnology R&D outsourcing markets. Disruptions in orderly financial markets resulted from, among other factors, severely diminished liquidity, reduced credit availability, volatile and declining valuations of securities and other investments, reduced business and consumer confidence and increased unemployment. These factors, along with the interconnectedness and interdependence of international economies, created and may continue to create a global downturn in economic activity. The economic uncertainty adversely affected, and a future economic weakening in the United States or globally would adversely affect, our business in several ways, including:

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

•

Increased pricing pressure and lower margins. If growth of our potential markets slows due to the global economic uncertainty, competition in the global pharmaceutical, biotechnology and medical device R&D outsourcing markets may become more intense, which could require us to offer or accept less favorable pricing and payment terms or other terms to remain competitive. For example, we anticipate that pricing pressures in certain businesses will contribute to a reduction of our gross margins in 2013. In some cases, we may be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•

Renminbi appreciation. If the RMB continues to appreciate in relation to the U.S. dollar, our profitability may be negatively impacted. We received over 92% of our net revenues in U.S. dollars in 2012 and paid a large majority of our expenses in RMB. Further appreciation of the RMB will increase the value of RMB expenses in relation to revenues denominated in dollars, euros, and yen to the extent that we do not, or are unable to, mitigate this appreciation through the purchase of foreign-exchange forward contracts.

•

Greater difficulty in collecting accounts receivable. The failure of any of our customers to make timely payments could require us to write off accounts receivable or increase provisions made against our accounts receivable, events that could adversely affect our cash flows and profitability.

•

Additional restructuring and impairment charges. If we cannot generate the level of revenues, profits and cash flows contemplated by our business plan, management may be forced to take further action to refocus our business activities and realign our cost structure with anticipated revenues.

Economic conditions in the United States, Europe, Japan and the rest of the world could adversely affect our business and results of operations.

Changes in government regulation or in practices relating to the pharmaceutical, biotechnology and medical device industries, including healthcare reform, could decrease demand for the services we provide.

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

For example, the Patient Protection and Affordable Care Act, or PPACA, a comprehensive healthcare reform law in the United States, was enacted on March 23, 2010, and was amended by subsequent legislation. In a decision issued on June 29, 2012, the United States Supreme Court upheld the majority of PPACA. The Court’s decision allows implementation of key provisions impacting drug and device manufacturers to go forward, including, but not limited to, (i) expansion of access to health insurance coverage, (ii) expansion of the Medicaid program, (iii) enactment of an industry fee on pharmaceutical companies, and (iv) imposition of an excise tax on the sale of medical devices.

Similar reform movements have occurred in Europe and Asia. For example, the Chinese government sets price ceilings for certain pharmaceutical products and in January 2013 announced price cuts averaging 15% for approximately 400 drugs, the fourth such price cut since 2011. These and future healthcare reforms may result in our customers spending less on R&D, which could reduce business opportunities available to us, reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

In addition, new laws or regulations may increase our risk of liability, increase our costs or limit our service offerings. For example, if regulatory authorities were to mandate a significant change in safety assessment procedures that utilize laboratory animals (as has been advocated by certain groups), our business, financial condition and results of operations could be adversely affected.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs and could have a material adverse effect upon our business, financial condition, and results of operation.

We believed that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negative impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, loss in ADS price and ADS price volatility, and increased directors’ and officers’ insurance premiums and could have a material adverse effect upon our business, financial condition, and results of operation.

If we fail to comply with the U.S. Foreign Corrupt Practices Act or other anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

Although we are a China-based company, because we have a class of securities registered under Section 12 of the Exchange Act, we are subject to the Foreign Corrupt Practices Act, or FCPA. The FCPA generally prohibits us from making improper payments to foreign officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of other jurisdictions, particularly China. As our business has expanded, the applicability of the FCPA and other anti-bribery laws to our operations has increased. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, either due to our own acts or inadvertence, or due to the acts or inadvertence of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, financial condition and results of operations.

Our customer agreements contain provisions that run counter to our interests or expose us to potential liability.

Our customers’ agreements generally provide that the customers can terminate their agreements with us or reduce the scope of services we provide to them with little or no notice. A majority of our customer agreements allow customers to unilaterally terminate for convenience upon prior notice ranging from 30 to 90 days. If a customer terminates a contract with us, under the terms of the contract we are only entitled to receive revenues earned up to the date of termination. Therefore, cancellation or modification of one large contract, or proximate cancellation or modification of multiple smaller contracts, could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

In addition, in some of our customer contracts, we agree not to compete with the customer, either alone or together with third parties. We are required to seek a customer’s prior written consent before making compounds for other customers chemically similar to those made for the customer. For some customers, our non-compete obligation is broad. For example, with one of our customers we have agreed that, for up to ten years after termination of the agreement, any employee who has worked on the customer’s projects may not work on any other project whereby the knowledge gained from such customer’s projects would be relevant. Complying with these non-compete obligations may restrict our ability to expand certain service offerings, and failure to comply could significantly harm our business and reputation, as well as expose us to liability for breach of contract.

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

Our customers audit and inspect our facilities, processes and practices to ensure that our services are meeting their standards in the pharmaceutical and medical device product development process. To date, we have passed all such audits and inspections. However, failure to pass these audits or inspections to our customers’ satisfaction could significantly harm our reputation and could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

If we fail to protect our customers’ intellectual property rights, we may be subject to liability for breach of contract and may suffer damage to our reputation.

Our success depends on the protection of our customers’ intellectual property, or IP. Our customers provide us with their trade secrets and other IP, and generally own the IP created in connection with the services we provide. This is particularly important for us because a large part of our operations is based in China, and China and Chinese companies have not traditionally enforced IP protection to the same extent as the United States and other Western countries. Despite measures we take to protect our customers’ or our own IP, unauthorized parties may attempt to obtain and use it. For example, in 2011 a junior employee stole and sold sample amounts of two patented chemical compounds made for a customer. The employee was apprehended and subsequently convicted on May 22, 2012. Such events may subject us to liability for breach of contract, as well as significantly damage our reputation, and their remediation may significantly divert management and other resources from other activities. This could materially harm our business, including its financial condition, results of operations, cash flows and prospects.

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

We may undertake acquisitions or make equity investments that may have a material adverse effect on our ability to manage our business and may end up being unsuccessful.

Acquisitions. Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances. For example, in 2011, we acquired an antibody reagent company, a company performing radioactive chemistry compound synthesis services and companies providing clinical trial services in three separate acquisitions. In September 2012, we entered into a joint venture agreement to set up Soaring China Ltd., or SCL, together with MedImmune, the global biologics arm of AstraZeneca, to develop and commercialize MEDI5117, a novel biologic for autoimmune and inflammatory diseases, in China. In December 2012, we entered into a joint venture agreement with Pharma Research Associates (UK) Ltd., or PRA, to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau.

Integration of an acquired company or technology is a complex, time consuming and expensive process. The successful integration of an acquisition requires, among other things, that we:

•	integrate and retain key management, sales and other personnel;

•	integrate the acquired products and services into our product and service offerings from both an engineering and a sales and marketing perspective;

•	integrate and support preexisting supplier, distribution and customer relationships;

•	coordinate research and development efforts; and

•	consolidate duplicate facilities and functions.

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

Investments. If we are presented with appropriate opportunities, we may acquire or make minority equity investments into additional businesses that are complementary to our existing businesses. In 2011, we formed a corporate venture fund structured using PRC and offshore entities to facilitate RMB and U.S. dollar investments. This is our 100% owned fund, to which we have made a capital funding commitment of up to $50 million, with an investment focus on technology and life-science companies to enhance our platform capabilities. As of December 31, 2012, through this venture fund, we had invested approximately $9.8 million in privately held companies, including short-term investments of $1.3 million.

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

We conduct our primary R&D activities in the Waigaoqiao Free Trade Zone in Shanghai. We also conduct or plan to conduct R&D and/or manufacturing activities at seven other facilities in China located in the Jinshan area of Shanghai, Tianjin, Suzhou, Wuhan, Changzhou, Nanjing and Wuxi, and at our four United States facilities in St. Paul, Minnesota; Philadelphia, Pennsylvania; San Diego, California and Atlanta, Georgia. We depend on these facilities for continued business operations. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to operate our business. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement lead time. The occurrence of any such event could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

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

Some of our current services involve testing pharmaceuticals and medical devices in laboratory animals. We work extensively with large animals, including non-human primates. Although the testing of pharmaceuticals in animals is almost universally mandated by law, certain special interest groups categorically object to the use of animals for these research purposes. Any threats directed against our animal research activities or negative media attention could impair our ability to operate our business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures that utilize laboratory animals, as has been advocated by certain groups, our business could be materially and adversely affected.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting was effective as of December 31, 2012, our management may later conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if they interpret the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion on our consolidated financial statements.

Any of these outcomes could result in a loss of investor confidence in the reliability of our audited consolidated financial statements, which could materially and adversely affect the trading price of our ADSs. Our reporting obligations as a public company will continue to place a significant strain on our managerial, operational and financial resources and systems for the foreseeable future.

Restrictions on our operations contained in agreements relating to bank loans may limit how we conduct our business.

WuXi AppTec Holding Company, Inc. entered into two loan agreements of $20.0 million and $25.0 million, respectively, with JPMorgan Chase on November 30, 2012. These loans are guaranteed by WuXi PharmaTech (Cayman) Inc. and WuXi AppTec (HongKong) Limited. These agreements include terms that may limit the manner in which we conduct our business, including terms relating to our maintenance of debt-related financial ratios within certain thresholds and limits on indebtedness of our PRC subsidiaries. These financial ratio covenants could limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. A failure to maintain these ratios or comply with other provisions in these loan agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt.

We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations, including protecting our customers’ intellectual property, or IP. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time. Our systems, and those of third party providers, may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break-ins, unauthorized access and cyber attacks and thefts. Although we take steps to secure our systems and electronic information, these security measures may not be adequate. Any significant disruption to our systems could adversely affect our business and operating results.

Risks Relating to China

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition, results of operations and cash flows.

China enacted a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules effective January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises, or FIEs, under its predecessor law. The EIT Law, however, (a) reduces the statutory rate of enterprise income tax, or EIT, from 33% to 25%, (b) permits companies established before March 16, 2007, that were eligible for preferential tax rates according to then-effective tax laws and regulations to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and gradually to transit to the uniform 25% EIT rate by January 1, 2013, and (c) introduces new tax incentives, subject to various qualification criteria.

The EIT Law and its implementing rules permit certain “high and new technology enterprises,” or HNTEs, to enjoy a reduced 15% EIT rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as an HNTE. The HNTE qualification of our PRC subsidiaries WXAT, WASH, WATJ and STA was valid for three years starting from calendar year 2008 through 2010, and was successfully renewed for years 2011 through 2013. According to the three-year review schedule regulated by the relevant government authority, WXAT, WASH, WATJ and STA successfully passed the first three-year review of HNTE qualification in 2011. Thus, those four entities are eligible to enjoy a preferential tax rate of 15% for 2011 through 2013. In the third quarter of 2012, STA R&D, Abgent SZ and WAWH were recognized as HNTEs under the EIT Law and are eligible to enjoy a preferential tax rate of 15% for calendar year 2012 through 2014. The continued qualification of HNTE status is subject to annual evaluation by the relevant PRC government authorities. In addition, WXAT, WASH, WATJ, STA, STA R&D, Abgent SZ and WAWH will need to apply for an additional three-year extension upon the expiration of the current HNTE qualification. Our computation of deferred tax is based on enacted tax rates that do not factor in the extension of the HNTE status. WXAT started to enjoy the HNTE policy from 2008. However, WASH, STA and WATJ chose not adopt the HNTE policy until the transitional periods of the EIT Law expire. In 2011, WASH’s transitional period expired and therefore WASH began to apply the tax rate of 15% as an HNTE. The applicable transitional period tax rates of STA and WATJ remained under 15% as of December 31, 2012 and STA and WATJ began to apply the tax rate of 15% as an HNTE thereafter. If any or all of these entities fail to maintain the HNTE qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

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

Under China’s EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for EIT purposes. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009, or Circular 82, regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as resident enterprises clarified that dividends paid by such resident enterprises and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. The implementing rules of the EIT Law define “de facto management bodies” as “management bodies that exercise substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, Circular 82 specifies that certain China-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights. On July 27, 2011, the PRC State Administration of Taxation issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.

Currently, a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. However, Circular 82 or Bulletin 45 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider our Company or any of our overseas subsidiaries to be a PRC resident enterprise.

However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 and Bulletin 45 reflect the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a resident enterprise for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as to PRC EIT reporting obligations. Second, although under the EIT Law and its implementing rules and Bulletin 45 dividends paid by a PRC tax resident enterprise to an offshore incorporated PRC tax resident enterprise controlled by a PRC enterprise or enterprise group would qualify as tax-exempted income, we cannot assure you that dividends paid by our PRC subsidiaries to us will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities and tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes but not controlled by a PRC enterprise or enterprise group like us. Finally, the EIT Law and its implementing rules issued by PRC tax authorities suggest that dividends paid by us to our non-PRC shareholders and, while less clear, capital gains recognized by them with respect to the sale of our stock may be subject to a withholding tax of 10% for non-PRC enterprise shareholders and potentially 20% for non-PRC individual shareholders. Similarly, these unfavorable consequences could apply to our BVI holding company if it is classified as a PRC resident enterprise.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our financial position, results of operation, cash flows and prospects.

Since inception, we have benefited from either exemptions or subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for these financial incentives. The incentives are subject to the discretion of the central government or relevant local government authorities, which could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operational factors that we may otherwise experience. For example, we expect downward pressure on margins on goods manufactured for export due to changes in China’s value-added tax, or VAT, system, reducing the potential VAT export refund rate on certain categories of goods from 9% to 0%.

We face uncertainty from PRC value-added tax reform, which could result in unfavorable tax consequences to us.

On November 5, 2008, the State Council of China approved the amendments to the Provisional Regulations of the PRC on Value Added Tax, or Amended VAT Regulations. The key change is a shift from a production-based to a consumption-based VAT regime. Under the old regime, the recovery of input VAT incurred on the purchase of fixed assets was disallowed. The Amended VAT Regulations will allow general VAT payers to recover input VAT incurred on the purchase of certain fixed assets. The new VAT treatment of fixed assets applies to equipment purchased on or after January 1, 2009. Equipment for this purpose includes machinery, means of transportation and other equipment and tools related to production and operation. Before December 31, 2008, there was a policy of VAT exemption on imported equipment. This preferential VAT policy was abolished as of January 1, 2009. Because of the different business activities and locations of our PRC subsidiaries, the Amended VAT Regulations have different impacts on each of these entities. The Amended VAT Regulations will allow STA, our manufacturing entity and a VAT payer, to credit input VAT on qualified equipment purchases (both imported and domestic). Our other subsidiaries, including WXAT, WATJ, WASZ, WAWH and WABIO, cannot continue to enjoy the VAT exemption on imported equipment. Also, these subsidiaries cannot credit input VAT on qualified equipment purchases because their primary income is from service fees that are subject to business tax rather than VAT. Therefore the VAT reform will increase the cost of imported equipment purchased by WXAT, WATJ, WASZ, WAWH and WABIO. Although WASH is of a similar nature to WXAT, WATJ, WASZ, WXWH and WABIO and therefore cannot enjoy the credit input VAT on qualified equipment purchases, it will continue to enjoy the VAT exemption on its imported equipment because it is located in the Waigaoqiao Free Trade Zone in Shanghai.

On October 26, 2011 the State Council of China approved a new tax rule to launch the VAT reform pilot program in Shanghai beginning on January 1, 2012. On November 16, 2011, China’s Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, to provide specific implementation rules for the pilot program, which became effective January 1, 2012. As part of a tax replacement policy, Circular 110 and Circular 111 allow companies in the traffic and transport sector and certain modern service sectors in Shanghai to pay a VAT instead of the business tax. Starting from January 1, 2012, a 17% rate will apply to the movable property leasing sector, an 11% rate to the traffic and transport sector and a 6% rate to sectors related to research and development, technological services, culture, logistics and consultation. According to the existing business tax rules, our revenue from R&D services is subject to a 5% business tax on gross revenue, while the recovery of the input VAT incurred on the purchase of raw materials and VAT-able service is disallowable. Under the new VAT reform pilot program, our R&D service revenue is subject to a 6% VAT on revenue; however, the input VAT incurred on the purchase of raw materials and VAT-able service is recoverable and can be used as a credit when calculating VAT. Under both the business tax rules and the new VAT reform pilot rules, the revenue from R&D services can be eligible for the exemption policy if the R&D services meet certain standards and receive a certification from a Commission of Science or Commission of Commerce at the provincial level. Furthermore, on December 29, 2011, China’s Ministry of Finance and the State Administration of Taxation jointly issued The Notice on Application of Zero Rate and Exempt Treatment for Certain Taxable Services, or Circular 131, to clarify the scope of taxable services eligible for the zero rate or exemption under the VAT reform pilot program in Shanghai. Circular 131 applies as of January 1, 2012, the same date the pilot program commenced. According to Circular 131, R&D services provided to overseas entities are eligible for the zero-rate policy, which means that no VAT is charged on the invoice to overseas customers and the input VAT associated with the service provided to the customer is fully recoverable. On August 1, 2012, the pilot program was extended to eight other provinces and cities, including Jiangsu Province, Hubei Province and Tianjin city. WASH, the Shanghai branch of WXAT and STA R&D, which are located in Shanghai, the head office of WXAT and WASZ, which are located in Jiangsu Province and WAWH and WATJ, which are located in Hubei Province and Tianjin city, respectively, derive their main revenues from R&D services and were subject to this new VAT reform pilot program beginning in January 1, 2012, October 1, 2012 and December 1, 2012, respectively.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. As a result, from July 21, 2005 to April 5, 2013, the Renminbi appreciated approximately 33.5% against the U.S. dollar. In 2012, approximately 92% of our net revenues were generated from sales denominated in U.S. dollars, and a significant portion of our operating costs and expenses were denominated in Renminbi. As a result, when the Renminbi appreciates against the dollar, our margins are pressured. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 1.0% per day and the People’s Bank of China regularly intervenes in the foreign-exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi-dollar exchange rate and lessen intervention in the foreign-exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay. More recently, the PRC government has indicated a willingness to allow the Renminbi to appreciate against the U.S. dollar.

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

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our operating subsidiaries in China is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop contributing if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. An equity joint-venture enterprise is required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. As a result of these PRC laws and regulations, each of the operating subsidiaries in China is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. As of December 31, 2012, the restricted portion of their net assets totaled $186.9 million, which is composed of the registered capital and the statutory reserve of the PRC subsidiaries. Limitations on the ability of our operating subsidiaries in China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends or otherwise fund and conduct our business.

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

Any future outbreak of severe acute respiratory syndrome or avian flu in China or similar epidemics or pandemics may disrupt our business and operations.

Epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. In April 2009, an outbreak of the H1N1 strain of influenza occurred in Mexico and the United States, and human cases of swine flu were, and continue to be, discovered in China and HongKong. In 2010, the head of the World Health Organization declared the H1N1 pandemic to be over but warned that the swine flu virus would continue to circulate as part of seasonal influenza for years to come. In early 2010, several cases of swine flu were reported in some provinces of China. In 2013, cases of avian flu caused by the H7N9 virus were reported in China. As of April 8 2013, nine fatalities from H7N9 avian flu had been reported in China, including five in the Shanghai area. We are unable to predict the effect, if any, that influenza may have on our business. Any future outbreak of infection from the H1N1 or H7N9 viruses or similar epidemics or pandemics may significantly disrupt our ability to adequately staff our business, may disrupt economic activity in affected areas and may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditor’s audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and quality control procedures. In addition, the inability of the PCAOB to conduct auditor inspections in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors located outside of China that are subject to regular PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under Sarbanes-Oxley against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our independent registered public accounting firm, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors. or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. If our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs, which event would effectively terminate the trading market for our ADSs in the United States, and/or to the SEC’s revoking the registration of our ADSs and ordinary shares under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ADSs or ordinary shares in the United States. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Relating to Investing in Our ADSs

Our quarterly revenues and operating results are difficult to predict and could fall below investors’ expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon numerous factors, including:

•	the signing, completion or cancellation of contracts, and in particular large contracts;

•	the progress of ongoing contracts;

•	trends in costs and expenses, such as from labor inflation, Renminbi appreciation, investment, and our ability to increase prices to reflect these changes in costs;

•	impairment charges and charges related to discontinued operations; countries;

•	acquisitions, dispositions or discontinuances of businesses and any associated charges;

•	our customers’ requirements for delivery of services, including timing of delivery, particularly our manufacturing services;

•	changes in the mix of our revenues from our laboratory service and manufacturing service businesses, including the portion of services performed on a fee-for-service or full-time-equivalent basis;

•	changes in the R&D outsourcing industry’s operating environment; and

•	changes in government policies or regulations or their enforcement.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations.

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Between January 1, 2012 and April 8, 2013, the trading price of our ADSs on the NYSE ranged from $11.43 to $17.91 per ADS, and the last reported sale price on April 8, 2013 was $17.18 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow and announcements of new investments or acquisitions could cause the trading price of our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the trading price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our financial condition and results of operations.

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

Because our directors are divided into three classes with staggered terms of three years each, shareholders can only elect or remove a limited number of our directors in any given year. The length of these terms could present an obstacle to certain actions, such as a merger or other change of control, which could be in the interest of our shareholders.

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

To the extent holders of our ADSs hold certificated ADRs rather than holding ADSs through their bank, broker or other nominee through The Depository Trust Company, the ADSs represented by ADRs will be transferable on the books of the depositary. However, the depositary may close its books at any time that it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies and will close its books on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of, or circumstance permitted by, the deposit agreement.

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

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets from time to time, including goodwill and equity investments in less-than-25%-owned entities. Because we expect to hold a substantial amount of cash and other passive assets, and because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs, which fluctuates, we may be a PFIC in the future. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see Item 10.E, “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

We conduct substantially all of our business through 16 operating subsidiaries in China and 5 operating subsidiaries in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries except that in December 2012, PRA entered into an agreement to invest in and hold 49% of the equity interest of WuXi AppTec Clinical Research and Regulatory Services Co., Ltd., pending the Chinese government’s approval. We own the equity of our 16 operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004, under the name WuXi PharmaTech (BVI) Inc., with no significant assets and/or operations of its own. Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd.

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

In December 2007, in connection with our acquisition of AppTec, we incorporated two U.S. subsidiaries: (a) Paul (US) Holdco, Inc., or Holdco, a Delaware corporation wholly owned by us, and (b) Paul Acquisition Corporation, or PAC, a Delaware corporation wholly owned by Holdco. In January 2008, we completed the acquisition of AppTec, whereby PAC merged with and into AppTec Laboratory Services, Inc., or ALS, a Delaware corporation, with ALS continuing as the surviving corporation. In the second half of 2008, the global economy suffered a serious downturn, including a significant deterioration in credit markets. As a result, some AppTec customers, including small biotechnology companies, had considerable difficulty in obtaining credit or in raising capital and consequently cut back on their spending for our services, particularly in biologics manufacturing. After conducting a thorough review of the marketplace, we concluded that the prospect of a recovery in the foreseeable future was unlikely and therefore we discontinued our U.S. biologics manufacturing operations in December 2008.

In 2011 and 2012, we made capital expenditures of $64.0 million and $67.8 million, respectively, primarily to expand and upgrade our laboratory facilities in Shanghai, Wuhan, Wuxi and Tianjin. These capital expenditures were funded from our operating cash flow. We anticipate that our 2013 capital expenditures will be approximately $60.0 million, which will be also funded from our operating cash flow. For additional information, see Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

For additional information on our organizational structure, see Item 4.C, “—Organizational Structure.”

B. Business Overview

Industry Background and Market Opportunities

Contract research organizations, or CROs, arose in the 1980s, mainly in the United States, Europe and Japan, to meet the needs of life-science companies to improve their R&D productivity and operational agility. More recently CROs have been founded in developing countries based on their unique capabilities. For example, China offers highly educated, highly trained and productive scientists at reasonable cost. We believe we have been successful in establishing operations in China that provide high-quality discovery, preclinical and clinical services to life-science companies efficiently and cost-effectively.

CROs offer a wide range of R&D services to life-science customers as external vendors, thereby modifying the traditional model of life-science companies performing such services themselves. Under the CRO model, both life-science companies and CROs operate more flexibly as independent entities, each contracting with multiple business partners. CROs aim to achieve scale and technical expertise that allow them to offer services that reduce the product discovery and development costs of their life-science customers. As a result, life-science companies can reduce their fixed costs, including scientific staff and laboratory facilities, and operate on a more variable-cost basis. CROs offer other benefits in addition to cost reduction, such as improved quality of product candidates; improved quality of data about product candidates to allow earlier and more cost-effective decision making; process enhancement to speed product development, including industrialization of processes to achieve economies of scale and integration of services; and technical expertise.

In research and development of small molecule pharmaceuticals, chemical synthesis and other discovery chemistry services that involve substantial labor inputs are well suited to outsourcing to China. This was the original capability of our company. We are a leader in providing such discovery chemistry services and are among the largest employers of chemists in the worldwide pharmaceutical industry. Other areas of discovery and development, including biology, medicinal chemistry, DMPK/ADME, formulation, analytical development services, manufacturing process research, research manufacturing, toxicology, bioanalytical services, clinical research, and genomics, are increasingly being outsourced to us and other CROs.

China-based CROs are also increasingly used to discover and develop large-molecule biologic products, which are a growing portion of the product pipelines of biopharmaceutical companies. CROs perform most of the stages of biologic product development, from discovery of novel monoclonal antibodies to cell-line development to cGMP manufacturing. Testing services for biologic products still are primarily performed by CROs in developed countries, including WuXi’s operations in the United States.

We believe the share of pharmaceutical R&D spending that is being outsourced to developing countries like China is increasing and will continue to do so for the foreseeable future as the fast-growing pharmaceutical market will draw increasing R&D activities in China.

Medical-device companies often have found it more economical to use CROs to perform testing services for their products, such as biocompatibility, toxicology, microbiology, package testing, and lot release testing, than to complete such services themselves. Such services are generally performed in developed countries, including WuXi’s operations in the United States.

Company Overview

We are a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the cycle and lowering the cost of pharmaceutical and medical device R&D by providing cost-effective and efficient outsourcing solutions. We have more than 1,600 customers, including most of the largest pharmaceutical companies by revenues, many of whom have presented us with awards for our performance and continue to contract with us for more and larger projects, including integrated projects.

When we were founded in 2000, our core business was to provide synthetic chemistry services to synthesize small molecules at the beginning of the drug discovery process. In recent years, we have added other drug discovery and development services, including discovery biology, medicinal chemistry, DMPK, formulation, analytical development, manufacturing process chemistry, research manufacturing, toxicology, bioanalytical services and genomics. The AppTec acquisition in 2008 expanded our capabilities beyond small molecules into large-molecule biologics and medical devices. The MedKey acquisition in 2011 allowed us to provide clinical trial services in China. We continue to broaden customer relationships with our expanded capabilities and integrated services.

We are well positioned to capitalize on the global trend of R&D outsourcing by emphasizing our experience, capabilities, quality, responsiveness, protection of customer intellectual property and reliability. Our primary China-based facilities include 1,127,000 square feet of facilities in the Waigaoqiao Free Trade Zone in Shanghai used for synthetic chemistry, biology, medicinal chemistry, DMPK, formulation, analytical development, manufacturing process chemistry, research manufacturing, bioanalytical services and genomics; a 576,000 square-foot R&D center in Tianjin focused on synthetic chemistry and medicinal chemistry; a 213,000 square-foot facility in Wuhan providing services in synthetic chemistry and medicinal chemistry; a 160,000 square-foot small-scale cGMP clinical manufacturing facility and a 222,000 square-foot large-scale cGMP commercial manufacturing plant in the Jinshan area of Shanghai; a 60,000 square-foot large-scale non-cGMP manufacturing plant in Changzhou; a 314,000 square-foot preclinical toxicology facility in Suzhou; and a 34,000 square-foot laboratory for manufacturing research reagents in Suzhou. Our synthetic chemistry facility in Wuhan began operation in February 2012, and further expansion of this facility is expected in coming years based on business demand. We completed construction of, and began operations in, an 111,000 square-foot biologics drug-substance manufacturing facility in Wuxi in October 2012. We also offer services in biologics and medical device testing in three FDA-registered facilities in the United States. These U.S. facilities include an 83,000 square-foot R&D and manufacturing facility in St. Paul, Minnesota, used for in vitro and in vivo biocompatibility testing, toxicology, and processing of tissue-based products; a 50,000 square-foot testing facility in Atlanta, Georgia, used for microbiology, medical-device chemistry, sterilization validations, and package testing; and a 76,000 square-foot biologics testing facility in Philadelphia, Pennsylvania.

Our net revenues increased from $334.1 million in 2010 to $407.2 million in 2011 and $499.9 million in 2012, representing year-over-year growth of 22% and 23%, respectively. We generated most of our revenues in each of these years from customers headquartered in the United States. Our historical growth rate is attributable primarily to an increasing customer base and a greater number of projects that resulted from our expanded capacity and increased service offerings, including a focus on obtaining long-term, integrated R&D contracts. Our net income declined 11% year over year from $90.8 million in 2010 to $81.0 million in 2011 primarily due to the inclusion in 2010 of the fee of $30.0 million for termination of the proposed acquisition by Charles River Laboratories, partially offset by strong growth in demand. Net income increased 7% year over year from $81.0 million in 2011 to $86.6 million in 2012 due to continued strong growth in demand for our services.

Backlog for our laboratory services segment was $104.8 million as of December 31, 2012, compared to $87.3 million and $53.0 million as of December 31, 2011 and 2010, respectively. Backlog for our manufacturing services segment was $84.9 million as of December 31, 2012, compared to $53.1 million and $25.4 million as of December 31, 2011 and 2010, respectively. We maintain an order backlog to track anticipated revenue from projects that either have not started but are anticipated to begin in the near future, or are in process and have not been completed. The backlog amounts included herein are determined based on written evidence of a customer’s intention, including signed contracts or letters of intent, and are typically recognized in revenues within the following year.

Our aggregate backlog as of any date is not necessarily a meaningful predictor of future results for a variety of reasons. The projects included in backlog vary in duration, the scope of the projects may change or they may be terminated. While we have not experienced significant deviations historically between amounts included in backlog and the amount ultimately recognized in revenue, there is no assurance that projects included in backlog will not be terminated or delayed at any time by customers or regulatory authorities.

Our Strategy

Our mission is to build an open-access technology platform of integrated services that will enable anyone and any company to discover and develop products to benefit patients. We believe that an open-access platform is the most effective and efficient way to allow researchers to capitalize their knowledge and experience and help solve the problem of low productivity in the pharmaceutical industry. We have established technologically advanced operations both in China, where we have access to high-quality talent and facilities to provide drug discovery and development services at lower costs than in the United States and Europe, and in the United States, where we have strong capabilities in the testing of biologics and medical devices. With these operations, we believe we are well positioned to provide considerable value to the world’s life-science companies.

Our Competitive Strengths

Since our incorporation in December 2000, we have become a major international CRO. We believe we are the largest CRO headquartered in China. Our competitive advantages include:

An integrated, open-access R&D service platform. We have built a broad range of contiguous services that, when used together, offer the opportunity for efficient advancement of therapeutic product candidates through the drug discovery and development value chain.

An experienced international management team. Many of our senior management are professionals educated at major universities in the United States and China, with extensive work experience in leading pharmaceutical, biotechnology and medical device companies, including many that are our current customers.

A highly educated and trained workforce. As of December 31, 2012, we had 6,817 employees, including 4,779 science professionals. More than 55% of our scientists have obtained master’s degrees and above. We successfully recruit recent graduates from universities in China and have an extensive proprietary training program. More than 92% of our employees and science professionals work in China.

Operational excellence. We have developed operating procedures that meet the high quality standards of the world’s leading life-science companies.

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

Strong protection of customers’ IP. We have stringent procedures and systems in place for protecting customers’ IP and confidential information.

Our Services

We conduct our operations in two segments:

•

Laboratory services for pharmaceutical, biotechnology and medical device companies. China-based laboratory services for pharmaceutical and biotechnology companies include services for small molecules, such as synthetic chemistry, biology, medicinal chemistry, DMPK/ADME, formulation, analytical chemistry, toxicology, clinical development, bioanalytical services, genomics and research reagent production, as well as services for discovery and development of biologics. U.S.-based laboratory services include testing services for biologics, medical devices, and combination products.

•

Manufacturing services, which include the production of advanced intermediates and active pharmaceutical ingredients, or APIs, for use by pharmaceutical companies in preclinical and clinical trials of small-molecule products and for commercial products, as well as the production of biologics.

In the first quarter of fiscal 2012, we implemented a change in the reporting of Process Chemistry revenues, which are now included in Manufacturing Services but were previously recorded in Laboratory Services. Process Chemistry revenues of $8.9 million, $12.0 million, $15.9 million and $20.4 million and Process Chemistry cost of revenues were $4.3 million, $6.1 million, $8.6 million and $12.7 million for years ended December 31, 2008, 2009, 2010 and 2011, respectively. These amounts were included in Laboratory Services revenues in previous periods and have been reclassified on the accompanying financial statements to conform to current-year classification. This change had no effect on the reported amounts of total revenues, gross margin, net income or cash flow from operations for any period presented.

Net revenues from our laboratory services segment increased from $278.9 million in 2010 to $311.7 million in 2011 and $382.9 million in 2012, or 12% and 23% growth, respectively. Net revenues from our manufacturing services segment increased from $55.2 million in 2010 to $95.5 million in 2011 and $117.0 million in 2012, or 73% and 23% growth, respectively.

Laboratory Services Segment

Pharmaceuticals

We provide a broad and integrated portfolio of pharmaceutical services, including:

Synthetic Chemistry. We have broad competencies in several areas of custom chemical synthesis, including the synthesis of intermediates, benchmark compounds, analogues for the support of medicinal chemistry programs and compound libraries. Our capabilities in synthetic chemistry allow us to produce more than one million compounds annually, which are individually synthesized, greater than 85% pure and produced in quantities of at least 20 milligrams. These services include the design and synthesis of focused libraries and custom analogues based on computational models and structure-based drug design.

Analytical Chemistry. After synthesis, we purify compounds in a scalable purification lab, which simplifies an otherwise cumbersome process, lowers cost and shortens development time. Our analytical chemistry group provides purification and separation services to support synthetic chemistry and process chemistry. Services include chiral separation, large-scale chromatography separation, high-throughput purification, natural product purification, high-throughput physical property determination and isolation and analysis of impurities.

Discovery Biology. Our discovery biology services include reagent generation; development of molecular and cellular assays to examine the activity of small-molecule compounds at receptors, enzymes, ion channels and signal transaction pathways; screening; and biomarker research. Our discovery biology function is largely organized by therapeutic area and includes infectious disease, cardiovascular and metabolic disease, oncology, structural biology, discovery technology and NPII (neurology, pain, immunology and inflammation).

Medicinal Chemistry. After synthesized compounds are screened in biological assays, our integrated services in medicinal chemistry utilize hit-to-lead generation and lead optimization principles to design and synthesize analogues and focused libraries in collaboration with our clients’ medicinal chemistry team. We optimize leads by altering a molecule’s structure to improve its potency, selectivity, pharmacokinetics, efficacy and safety. Through an integrated collaboration among the medicinal chemistry, computational biology, in vivo pharmacology, DMPK, and toxicology functions, we efficiently and cost-effectively advance our clients’ drug discovery projects to candidate nomination, preclinical development and creation of an Investigational New Drug, or IND, application.

DMPK/ADME. We perform drug metabolism and pharmacokinetics, or DMPK, and absorption, distribution, metabolism and excretion, or ADME, services to gain information about how the human body changes a pharmaceutical physically and impacts its action, including its efficacy and toxicity. We offer in vivo pharmacokinetic studies in small and large mammals by measuring drug concentrations in a range of biological matrices, including blood, urine, bile, cerebrospinal fluid and tissues. We have capabilities to administer drugs using a variety of dosing routes and to provide results in a rapid turnaround time. Our in vitro ADME profiling services include analyzing the metabolic stability and permeability of drug candidates, interactions with transporters, drug-drug interactions and plasma protein binding. Our metabolite identification services include metabolite profiling, characterization and structure elucidation; bulk metabolite isolation and purification; synthesis of authentic standards of metabolites and pharmacokinetic evaluation of parent compounds and metabolites in preclinical and clinical samples. We also perform pharmacokinetic / pharmacodynamic modeling studies in various rodent efficacy models, including cancer, central nervous system disorders and metabolic diseases.

Bioanalytical Services. Our bioanalytical services include quantitative and qualitative sample analyses to support preclinical and clinical studies of pharmocokinetics, toxicokinetics, pharmacodynamics, and immunogenicity. We analyze small-molecule drugs using liquid chromatography/mass spectroscopy and measure biomarker/biologics and antibody immunogenicity using immunochemistry. We passed an FDA GLP inspection of our bioanalytical testing laboratory in Shanghai in March 2009, with no major observations or issuance of a Form 483 for non-compliance issues.

Formulation Services. We offer a range of services to convert optimized lead compounds into formulated drugs suitable for preclinical and clinical testing and to assist in preparation of regulatory filings. Preformulation services include studies to identify the intrinsic physicochemical properties of compounds, to select an appropriate salt form, to characterize the particle size and flow properties of powders and to determine the compatibility of drug excipients. Formulation services include early safety studies, stability studies, compound manufacturing for preclinical toxicity studies or clinical trials and product registration services. Our capabilities cover both solid oral and liquid oral dosage forms.

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

Toxicology. We provide a full range of IND/NDA enabling in vivo and in vitro non-clinical safety evaluation studies that meet the global regulatory standards. We maintain Good Laboratory Practice, or GLP, certifications from both the SFDA and the Organization of Economic Cooperation and Development. We were the first company in China to have received both GLP compliance certifications. Our toxicology services include general toxicology (acute, sub-chronic, chronic and carcinogenicity), developmental and reproductive toxicology, genetic toxicology (screening and regulatory assays), safety pharmacology, immunotoxicology, and anatomic and clinical pathology. We also offer laboratory services in analytical chemistry, bio-analysis, immunology and biomarkers. Our services include a wide selection of animal models and routes of administration.

We offer GLP and non-GLP toxicology services in the United States, including general toxicology. Our St. Paul facility has 40,000 square foot dedicated to in vivo toxicology services for the medical device industry. The staffs include board-certified toxicologists, pathologists, veterinarians, histologists and study directors. The facility is FDA-registered, ISO 17025 certified, accredited by AAALAC and the American Association for Laboratory Animal Science and licensed by the U.S. Department of Agriculture, or USDA, and the U.S. Drug Enforcement Administration.

Clinical Development. With the founding of the Clinical Research & Regulatory division (C&R) in 2011, we began expanding its services into the clinical field. We provided clinical trial management, regulatory affairs consultation services, data management and biostatistics services and site management services. In December 2012, we entered into a joint venture agreement with PRA to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. We anticipate that the joint venture will provide services including clinical trial monitoring, project management, regulatory strategy and submissions, data management, biostatistics, drug safety reporting and medical monitoring. We expect to contribute clinical and regulatory experience to the joint venture from our China-based clinical organization. We also expect to supply laboratory services to the joint venture through a preferred provider arrangement. PRA intends to contributes to the venture its global resources and clinical research expertise. PRA also intends to support the venture with its China-based staff and global technology capabilities, encompassing data capture, trial management and other IT systems. We expect to market the joint venture’s services to both PRA and our respective customers.

Research Reagents. We provide antibodies directed against novel and well-established targets and a broad range of custom antibody services. The Company markets its antibody reagent products by direct sales through its web portal and a small sales force and through a network of distributors around the world. We also develop and produce peptides and proteins for research and diagnostic applications.

Biologics

We offer a comprehensive array of services, in both China and the United States, for the discovery, development, manufacturing and testing of biologics.

Discovery. We offer a full spectrum of discovery services for the generation of novel monoclonal antibody therapeutics through five functional groups: research materials, hybirdoma, antibody engineering, high throughput and in vitro function assays. Our research materials generation team generates research materials for immunization and screening, such as proteins and cell lines expressing membrane proteins. Our hybridoma group uses an immunization method and advanced electro cell fusion techniques to obtain high antibody titer and high fusion efficiencies using lymphnode or spleen cells from immunized mice. Our antibody engineering group provides therapeutic antibodies of high quality through advanced library design/synthesis and phage display technologies using naïve human library and phage display and transgenic or regular rat immunization libraries. This group also provides integrated services for antibody refinement, including mouse antibody humanization, antibody affinity maturation and Fc engineering for longer half-life and better effector functions. Our high throughput screening team uses ELISA, FACS and other image-based binding methodologies as well as antibody biochemical characterization to ensure the identification of antibody drug candidates with high potency and suitability for functional assays and animal study. And our in vitro functional assays group allows selection of biologically relevant and functionally potent therapeutic antibody candidates to advance to in vivo assays.

Development. We offer services in biopharmaceutical, including biosimilar development. Our capabilities range from cell line engineering and selection to formulation analysis and assay and process optimization. Our biologic development services span all facets of biotherapeutic CMC (chemistry, manufacturing and controls) development, including technical transfer, cell line development, protein characterization, cell culture (upstream) development, purification (downstream) development, formulation development and assay development.

Multifunctional project teams transfer a sponsor’s methods, assays and processes, providing a defined baseline to measure the effects of operating procedures, raw materials, manufacturing scale-up, process optimization, protein characterization and product release criteria. After clients provide cDNA vectors or sequences for subsequent molecular cloning and after transfection into a client-specified protein expression cell line, we develop high-expressing cell pools and work with the client to select top clones. Identification and selection of high-producing stable clones can be subjected to additional rounds of subcloning and further analysis such as product quality characterization, long-term stability studies, GMP cell banking and cell line characterization. We provide a comprehensive range of analytical development and testing services to characterize biological therapeutics. Our cell culture process technology platform provides for optimization of media, seeding densities, feeding, and bioreactor process control strategies to maximize expression, enhance process reproducibility and facilitate scale-up. Our downstream process development program helps optimize yields, improves product purity and provides a reproducible purification process using technologies and raw materials designed to be suitable for cost-effective large-scale manufacturing. We offer a broad array of formulation development services that cover both innovative and biosimilar drugs and both liquid dosage forms and lyophilized powders. We provide expertise in formulation and analysis of monoclonal antibodies, recombinant proteins, fusion proteins, growth factors, blood factors, cytokines, colony stimulating factors, vaccines and other therapeutic proteins. We have developed over 3,000 assays for various types of analytical or biosafety purposes.

Manufacturing. We manufacture biotherapeutic protein products produced from mammalian cell culture. Our competencies cover major aspects of therapeutic recombinant protein and monoclonal antibody manufacture — from preparation and testing of cell banks, through cGMP clinical manufacture and lot release testing of bulk drug substance and final drug product. We manufacture cell banks to client specifications in the closely monitored, secure and controlled environments of our GMP cell banking suites. GMP cell banks can be stored long-term at our sites in controlled and regulated GMP facilities. Bulk drug substance product suites comprise separate cell expansion, cell culture and purification areas (including separate post-viral downstream processing) using disposable bioreactor and purification unit operations. We offer final drug product formulation and filling under cGMP conditions as defined by various regulatory agencies and the Code of Federal Regulations.

Testing. Utilizing in vitro, in vivo, molecular and analytical methodologies, we provide services to take products from development to commercialization in such areas as protein characterization, supply chain assessments, raw materials testing, toxicology / pre-clinical safety, cell and viral bank characterization, viral clearance, lot release programs, stability studies, cleaning validations and bioanalytical studies.

Medical Devices

We offer testing and development services to ensure that a medical device is manufactured, packaged and sterilized in accordance with GMP guidelines. Our in vivo and in vitro toxicology testing includes biocompatibility / safety testing; orthopedic, cardiovascular and custom implant studies; histology and pathology services; analytical chemistry and chemical / physical testing; raw material verification; lot release testing; sterilization validation; microbial identifications; process change validation; inactivation / clearance validation; package integrity testing; cleaning/sterilization validation for reusable devices; and controlled environment monitoring.

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

Manufacturing Services Segment

Our manufacturing services segment consists of capabilities in process chemistry, research manufacturing and commercial manufacturing.

Process chemistry. Our cGMP-quality kilo-lab and pilot plants help our customers to develop processes to manufacture pharmaceuticals in larger quantities, from laboratory quantities measured in milligrams and grams to scale-up quantities measured in kilograms, to process optimization quantities measured in hundreds of kilograms, to commercial quantities measured in metric tons. We seek to select the most efficient methods of compound synthesis, which reduce the cost of synthesis. Efficiency can be improved by reducing the number of products used in synthesis, improving the yield of the desired compound and accelerating the time needed for synthesis. Our process development services are integrated with our analytical development, formulation development and cGMP manufacturing of APIs. Many of our manufacturing projects involve compounds for which we developed the scale-up methodology in process chemistry. We offer process safety evaluations as part of this service. The process chemistry function develops processes for making APIs and advanced intermediates and thus is more closely related to operations of manufacturing services. Therefore, since January 1, 2012, process chemistry has been managed as part of our manufacturing services business unit, and we have recorded our results of operations for process chemistry under manufacturing services rather than laboratory services.

Research manufacturing. We began offering manufacturing process development services to meet the growing customer demand to scale up production of advanced intermediates and APIs for drug candidates to be tested in late-stage clinical trials. As a logical extension of this process development service, we then developed our own preclinical and clinical-trial manufacturing services. We manufacture approximately 70 APIs per year for preclinical and clinical studies.

Commercial manufacturing. Our capabilities in research manufacturing also allow us to be the commercial manufacturer of these APIs or key ingredients for drug candidates that complete clinical trials and receive regulatory approval. As with our laboratory services, our manufacturing services are intended to reduce our customers’ product development time and cost. We manufactured ingredients for five commercial products in 2012.

We have a cGMP-quality manufacturing facility in the Jinshan Chemical Industry Development Zone of Shanghai, which covers both research manufacturing and commercial manufacturing. The research manufacturing plant, which was established in 2004, complies with SFDA standards and is certified to both ISO 9001:2000 and ISO 14001:2004 standards. It measures approximately 35,000 square foot and has 38 reactors with volumes ranging from 50 to 3,000 liters each, for total volume of more than 50,000 liters. We have a 120,000 square-foot commercial manufacturing facility that has 28 reactors ranging in volume from 3,000 to 20,000 liters each, or more than 200,000 liters of total reactor volume. The facility offers advanced process automation for control of temperature, agitation and other parameters and has high-pressure, high-temperature, cryogenic and hydrogenation capabilities. In early 2012, we finished the construction of another research manufacturing plant, which measures approximately 54,000 square foot and has a capacity of more than 70,000 liters. This new facility was opened and put into use in the second quarter of 2012.

Sales and Marketing

We market our services directly to customers through meetings with the senior management of pharmaceutical, biotechnology and medical device companies, maintenance of extensive internet websites and participation in trade conferences, trade shows and scientific conferences. We also receive a significant amount of business from customer referrals. Since our inception, our senior management has been actively involved in managing our sales and marketing activities and maintaining direct relationships with our major customers.

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

Customers

In 2012, our China-based operations provided services to approximately 860 pharmaceutical and biotechnology customers, and our U.S.-based operations served approximately 800 medical device, biotechnology, and pharmaceutical companies. A significant majority of our total net revenues over the past several years was generated from sales to customers headquartered in the United States. We have received numerous awards from our customers, including awards in 2011 and/or 2012 from Eli Lilly & Co., Merck & Co., Inc., AstraZeneca plc, Novartis AG, and Vertex Pharmaceuticals Incorporated. Most of our customers return to us for additional projects, particularly integrated programs, and each of our top ten customers over the last four years continues to be our customer today. As a result, our customer base has grown both in number and in average revenue per customer.

The table below sets forth information regarding our historical customer base:

	For the Year Ended December 31,
	2010	2011	2012
Top ten customer concentration (as a percentage of total net revenues)	60%	55%	48%
Retention of top ten customers	100%	100%	100%
Average net revenues per top ten customer (millions of U.S. dollars)	$19.9	$22.5	$23.9

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

In 2010, net revenues from Merck accounted for 18.4% of our total net revenues. In 2011, net revenues from Merck and Vertex accounted for 15.3% and 10.7% of our total net revenues, respectively. In 2012, net revenues from Merck accounted for 16.2% of total our net revenues. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business and Industry—A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects. The increased merger activity in the pharmaceutical industry increases this risk.”

Project Management and Customer Support

We believe that we have an established reputation among our customers for high productivity, rapid turnaround times and comprehensive customer support. We generally assume full project-management responsibility in each of our service offerings. We strictly adhere to our internal quality and project management processes. We believe our processes, methodologies and knowledge management systems and tools reduce the overall cost to the customer and enhance the quality and speed of delivery. We have developed a project-management methodology to ensure timely, consistent and accurate delivery of quality services. To facilitate project management, we developed an online system allowing a customer’s project manager to monitor and report on the progress of its projects through a secure encrypted website. Additionally, our project team interacts with the customer’s project-management team through daily emails, bi-weekly reports and regular conference calls. Our project management involves strict adherence to our strategic imperative to protect our customers’ IP and other confidential information. See “—Intellectual Property” below.

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

We diligently seek to protect our customers’ IP. As one aspect of our system of protecting IP, including both our customers’ and our own, we enter into agreements with all of our employees under which they disown all IP they create during their employment and waive all relevant IP rights or claims. All our employees are also bound by confidentiality obligations and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Furthermore, our service agreements generally provide that IP generated during the course of a project is exclusively the property of the customer for whom we are conducting the project.

We have established documentation procedures, powered by the Laboratory Information Management System, or LIMS, licensed by Thermo Watson, to control information access on a need-to-know basis and to restrict system access in connection with our DMPK studies in drug discovery and development. A typical bioanalytical laboratory generates hundreds or even thousands of test results daily, which must be securely stored for long periods. LIMS is designed for tracking individual samples and the information obtained on them with various analytical tools. Only after the results of all bioanalytical techniques have been reviewed in LIMS is a product released or rejected. We believe that our LIMS complies with all FDA requirements regarding security, including data integrity, compatibility and audit-trail generation.

We have also created an IP-protection process in China whereby we periodically scan signed and dated notebooks of every scientist onto diskettes and then engage the notary public office to notarize the records. Notebooks are critical to the drug and medical device R&D process, as scientists’ notes are often used as original data in support of patent applications and disputes. Our process preserves the documentation necessary to establish IP ownership should any disputes arise in the future. This process not only significantly enhances the protection of key original information, but also increases customers’ confidence and trust in our company. In addition, each customer project has dedicated laboratory space equipped with key-card access control systems. Furthermore, we forbid our scientists from displaying chemical structures in any form in communal analytical laboratories. Most laboratory computers are not connected to the Internet and have restricted data-transfer capabilities.

Despite measures we have taken to protect our own and our customers’ IP, unauthorized parties may attempt to obtain and use information that we regard as proprietary. See Item 3.D, “Key Information—Risk Factors—Risk Relating to Our Business.” In 2011 a junior employee, acting by himself, stole and sold for personal gain sample amounts of two patented chemical compounds made for a customer. The employee was apprehended and subsequently convicted on May 22, 2012. We subsequently strengthened our compliance functions under a compliance office and key security measures including employee training and inspections.

As of December 31, 2012, we had eight trademarks registered in China and five trademarks registered internationally, and are in the process of applying for the registration of five additional trademarks in China and four additional trademarks internationally. Our service creed, “We Are Determined to Serve You Better,” is registered with the U.S. Patent and Trademark Office.

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

The pharmaceutical and biotechnology R&D outsourcing market remains highly fragmented. We compete with industry participants in particular service areas—for example, with ShangPharma Corporation and Pharmaron Inc. in synthetic chemistry and other laboratory services and with Covance Inc. and Charles River Laboratories in preclinical services. We now also compete with companies in the biologics area, such as Charles River Laboratories and the BioReliance division of Sigma-Aldrich Corporation, and in the medical device testing area, such as North American Science Associates, or NAMSA, and Toxikon. After the acquisition of MedKey, we compete with clinical research organization such as PPD, Parexel International, and Hangzhou Tigermed Consulting Co., Ltd. in the clinical research services area. We believe that we do not compete with any single company across the breadth of our service offerings.

We believe we compete primarily on the basis of the relative quality of our technical performance, the quality of our customer service, responsiveness, efficiency, compliance with GLP and GMP quality standards, turnaround time, resources, strategic emphasis in protecting customer IP and price. Our retention of our top ten customers for the last four years has led to a steady and increasing revenue stream. However, many of our current or future competitors may have longer operating histories, better name recognition, greater levels of consumer trust, stronger management capabilities, better supplier relationships, larger technical staffs and sales forces and greater financial, technical or marketing resources than we have.

We believe that the successful recruitment and retention of scientists with Ph.D.s and master’s degrees are key elements in achieving our strategic goals. We believe that as competitive pressures in the pharmaceutical and medical device R&D industry increase, the recruitment and retention of scientists will become increasingly competitive. To meet this challenge, we actively recruit scientists at colleges and universities and through other means. We believe that the sophisticated pharmaceutical and medical device R&D services performed in the course of our business and our reputation as the leading CRO headquartered in China help us to attract and retain qualified scientists. We offer what we believe are competitive salaries and benefits as a means to recruit and retain highly skilled scientists.

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

State Food and Drug Administration (SFDA)

In the PRC, the SFDA is the authority that monitors and supervises the administration of pharmaceutical products and medical devices and equipment as well as food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established in August 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC, or the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA. In 2008, the SFDA was downgraded and affiliated to MOH. As a result of the recent governmental reorganization approved by the Twelfth National People’s Congress on March 14, 2013, the SFDA will report to the State Council directly again and be given the consolidated authority to regulate the entire food industry by assuming the responsibility on food regulations of the State Council’s Food Safety Office, the General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) and the State Administration for Industry and Commerce. In the meantime, the SFDA’s existing regulatory authority over drugs, medical devices, cosmetics, and dietary supplements is expected to remain unchanged.

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

We offer clinical development and regulatory services to help clients design and implement clinical development programs, conduct clinical trials and support their product registration with the SFDA in China. Although we voluntarily comply with certain SFDA standards, except in the following instance, we are currently, and are not likely to become, subject to SFDA regulation:

•

In order to use the term “pharmaceutical” in its company name, our PRC manufacturing subsidiary in Jinshan was required by the relevant local government to obtain, and has obtained, a pharmaceutical manufacturing certificate from the Shanghai branch of the SFDA. Our Suzhou subsidiary has obtained a toxic laboratory testing certificate from the SFDA.

Blood and Reagent Import/Export

According to the Circular on Strengthening Administration on Entry and Exit Inspection and Quarantine of Special Articles for Medical Use, which became effective as of August 6, 2003, import or export of special medical articles, including microbes, blood and reagents, must be inspected by the relevant inspection and quarantine authorities and be approved by the MOH or its local counterparts or other authorities.

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

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other 15 operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

Regulations on Employee Stock Incentive Plans

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

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues of Foreign Exchange Administration of Domestic Individual Participation in Stock Option Incentive Plans of Companies Listed Overseas or the Option Plan Registration Rules, which terminated and superseded the previous rules issued by SAFE on March 28, 2007. According to the Option Plan Registration Rules, the individuals in China who participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required, through a PRC agent that could be a PRC subsidiary of the overseas listed company or a PRC institution that conducts an asset custodianship business appointed by the PRC subsidiary, to register with SAFE and deal with the relevant foreign-exchange matters in the PRC. The PRC agent must open a special account to hold funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC agent must also retain an overseas custodian agency to handle matters in connection with the exercises or sales of stock options for the stock option plan participants. Any failure to comply with the Option Plan Registration Rules may affect the effectiveness of the employee stock-ownership plans or stock-option plans and subject the plan participants, the company offering the plans or the relevant intermediaries to penalties under the PRC foreign-exchange regime.

Because we are listed on the NYSE, we and our employee optionees are subject to the Forex Measures and Option Plan Registration Rules and need to be in compliance with the procedures provided therein.

In addition, the State Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold the individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule, among other things, purports to require a special purpose vehicle, or SPV, be formed for the purpose of acquiring PRC domestic companies and listing the SPV’s securities on an offshore securities exchange and be controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rule to overseas listings of offshore SPVs.

Our PRC counsel, Commerce & Finance Law Offices, advised us that, based on its understanding of the current PRC laws, regulations and rules, it was not necessary for us to obtain the CSRC’s approval for our initial public offering because we obtained approval from relevant authorities for the acquisition of our operating subsidiaries in the PRC before September 8, 2006, the effective date of the M&A Rule. A copy of Commerce & Finance’s legal opinion regarding the M&A Rule is filed as an exhibit to our initial public offering registration statement on Form F-1.

Company Law

In October 2005, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law that substantially overhauled the PRC company law system and removed a number of legal restrictions and hurdles on the management and operations of limited-liability companies and companies limited by shares.

WXAT is governed by both the PRC Company Law and the WFOE Law and its implementation rules, and the other 15 operating subsidiaries are governed by both the PRC Company Law and the EJV Law and its implementation rules. The Amended PRC Company Law eliminates a restriction that limits the amount of equity investments that a company could make to a maximum of 50% of such company’s net assets. With the removal of such a restriction, our operating subsidiaries in China may have more flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited-liability companies. As a result, subject to industry limitations, WXAT may acquire 100% of the equity interest in a PRC limited-liability company and become the sole shareholder of such a limited-liability company. The amended PRC Company Law includes requirements about the establishment of a supervisory committee.

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

Regulations in the United States and Other Jurisdictions

The services that we perform are subject to various regulatory requirements in the United States and other countries designed to ensure the safety, effectiveness, quality and integrity of healthcare products, including pharmaceuticals, medical devices, biologics and human cell and tissue products, or HCT/Ps. In the United States, the regulations are primarily the Federal Food, Drug and Cosmetic Act and associated regulations regarding good laboratory practice or GLP, good manufacturing practice or GMP, good clinical practice or GCP and good tissue practice or GTP, which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of pharmaceutical, medical device, biologic and HCT/P testing, manufacturing and record keeping, including personnel; facilities; equipment; control of materials, processes and laboratories; and the packaging, labeling, storage and distribution of products. Noncompliance with GLP, GMP, GCP and GTP standards by us in a project could result in disqualification of data that we collected or of the associated product. A material violation of GLP, GMP, GCP and GTP requirements could also result in additional regulatory sanctions, imposition of fines and, in severe cases, a mandated closing of our facilities, which could have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

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

C. Organizational Structure

We are a Cayman Islands holding company and conduct substantially all of our business through 16 operating subsidiaries in China and 5 operating subsidiaries in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries except that in December 2012, PRA entered into an agreement to invest in and hold 49% of the equity interest of WuXi AppTec Clinical Research and Regulatory Services Co., Ltd., pending the Chinese government’s approval. We own the equity of our 16 operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004, under the name WuXi PharmaTech (BVI) Inc., with no significant assets or operations of its own. Our corporate structure reflects common practice for companies with operations in the PRC where separate legal entities are often required or advisable for purposes of obtaining relevant tax and other incentives in such jurisdictions. Our holding-company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for the approval of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives and this location’s wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

Substantially all of our business conducted in the PRC is through WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd., in Wuxi, China. We have 15 other operating subsidiaries in China in which we hold a combined 100% equity interest, directly and indirectly. In 2002 and 2003, WXAT established two domestic subsidiaries, WASH and STA. WXAT held a 90% equity interest in both WASH (with the remaining 10% equity interest held by Wuxi Century Biology Company) and STA (with the remaining 10% equity interest held by WASH). Through a series of restructurings in 2006, WXAT BVI then acquired a 30% equity interest in both WASH (with the remaining 70% equity interest held by WXAT) and STA (with the remaining 70% equity interest held by WASH). Following a capital increase in 2008, WXAT BVI’s holdings increased to 48.32% of the equity interest of WASH and 45% of the equity interest of STA, and WXAT’s holdings decreased to 51.68% of the equity interest of WASH and 55% of the equity interest of STA. In 2011, WXAT increased the registered capital in STA. As a result of a capital increase in 2011, WXAT’s holdings increased to 75% of the equity interest of STA and WXAT BVI’s holdings decreased to 25% of the equity interest of STA. WXAT BVI wholly owns, directly or indirectly, two additional subsidiaries: (a) WATJ, located in Tianjin, which was established in June 2006 under the name Tianjin PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 45% and 55% equity interests, respectively, and (b) WASZ, located in Suzhou, which was established in October 2006 under the name Suzhou PharmaTech Co., Ltd., and in which WXAT BVI and WXAT hold 45.71% and 54.29% equity interests, respectively. We previously had an additional subsidiary in China, Shanghai PharmaTech Chemical Technology Co., Ltd., or SHCT, located in Shanghai. However, SHCT was dissolved in November 2007 due to inactivity.

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

In 2008, we established four new entities to restructure a loan advanced by WuXi as lender to WXAT Holding as borrower. All of the entities are directly or indirectly wholly owned by us through WX (BVI), which was incorporated on July 4, 2008. On July 14, 2008, WX (BVI) acquired Kaipara, which was an intermediate holding company incorporated in Cyprus. On July 31, 2008, Kaipara acquired Klivia, which was an intermediate holding company incorporated in Poland. On September 16, 2008, Klivia formed Klivia Investments Sp. z o.o., Luxembourg Branch, or Luxembourg Branch. We assigned the loan receivables, including the principal amount of approximately $75 million and all of the interest under the promissory note by and between WuXi and WXAT Holding, dated as of January 28, 2008, down through WX (BVI), Kaipara, Klivia and finally allocated to Luxembourg Branch.

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

In 2010, WASH established WAHK in Hong Kong for the purpose of business development, R&D and foreign investments.

On March 30, 2011, WuXi AppTec Holding Company, Inc. acquired Chemdepo, a California corporation, which primarily offers radioactive chemistry compound synthesis services, for $1.35 million.

In 2011, WuXi and AppTec Holding respectively established two sales and trading companies, AppTec UK and Sales LLC.

In 2011, we established five new entities, namely, Investment Holdings, USD Fund GP GP, USD Fund GP, USD Fund and USD Fund Manager, to structure a U.S. dollar fund. USD Fund GP GP is the general partner of USD Fund GP. USD Fund GP is the general partner of USD Fund.

In 2011, we established four new entities, namely, WXAT I&D, RMB Fund GP, RMB Fund, and RMB Fund Manager, to structure an RMB fund. WXAT I&D is the general partner of RMB Fund GP, and RMB Fund GP is the general partner of RMB Fund.

On October 14, 2011, WuXi acquired Abgent, a California corporation, which is a service provider of biological research reagent products, with Abgent Europe, Abgent SZ and Abgent Shanghai as subsidiaries. In November 2011, Abgent Shanghai was acquired by WXAT as a wholly owned subsidiary.

In 2011, we established a new entity WACR, which is directly wholly owned by WASH to complete the acquisition of China-based clinical research services companies, namely MedKey, made on October 31, 2011. In 2012, MedKey became a wholly owned direct subsidiary of WASH. On December 12, 2012, we entered into a joint venture agreement with an affiliate of PRA International Inc., or PRA, a leading global clinical contract research organization, to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. As of December 31, 2012, the approval of the joint venture by the Chinese government was in the process.

In 2011, STA and STA R&D jointly established WXAT Changzhou, which is in the start-up phase. STA and STA R&D respectively hold a 95% and 5% equity interest in WXAT Changzhou.

In 2011, WXAT increased the registered capital in STA. As a result of this capital increase, WXAT’s holdings increased to 75% of the equity interest of STA and WXAT BVI’s holdings decreased to 25% of the equity interest of STA.

In 2011, STA established STA R&D for the purpose of business development and R&D.

In 2011, STA established STA HK for the purpose of business development and foreign investments.

In 2011, WASH and WXAT I&D jointly established WXAT Testing NJ, which is in the start-up phase. WASH and WuXi AppTec Investment & Development Co., Ltd. held a 10% and 90% equity interest, respectively, in WXAT Testing NJ.

In 2012, WXAT increased the registered capital in WATJ. As a result of this capital increase, WXAT’s holdings increased to 59.09% of the equity interest of WATJ and WXAT BVI’s holdings decreased to 41.91% of the equity interest of WATJ.

In 2012, WXAT BVI established WAHK.

In 2012, WASH and WXAT I&D jointly established WXAT Testing SZ, which is in the start-up phase of providing testing services. WASH and WXAT I&D held a 10% and 90% equity interest, respectively, in WXAT Testing SZ.

In 2012, STA and STA R&D jointly established STA Haimen, which is in the start-up phase of pharmaceutical manufacturing. STA and STA R&D held a 99% and 1% equity interest, respectively, in STA Haimen.

The following diagram illustrates our corporate structure as of the date of this annual report on Form 20-F. WXAT BVI owns the remainder of the entities whose partial ownership by WXAT or WASH is indicated with percentages. Percentages shown are rounded to the nearest percent:

D. Property, Plant and Equipment

We currently conduct substantially all our laboratory and manufacturing activities at the following sites, which are operational or under construction:

•

A 1,127,000 square-foot R&D center at the Waigaoqiao Free Trade Zone in Shanghai, primarily for laboratory services. We own approximately 400,000 square feet of facilities at Waigaoqiao. We lease the remaining facilities in Waigaoqiao under several leases with varying terms, the most recent of which include 140,000 square-foot and 65,000 square-foot facilities leased in January 2011 and May 2012, respectively and those leases expire between May 2013 and May 2022. Our 1,127,000 square-foot R&D center includes a 32,000 square-foot cGMP pilot laboratory facility focused on formulation development and drug product manufacturing for clinical trials.

•

A 576,000 square-foot R&D facility in Tianjin, mainly focused on our synthetic chemistry services. This facility consists of (1) a 320,000 square-foot facility at Tianjin Economic-Technological Development Area that we own; (2) a leased, 136,000 square-foot facility, the lease for which expires in 2017; and (3) a leased 120,000 square-foot facility, the lease for which expires in 2013. We intend to migrate operations at these leased facilities into our owned facility.

•

A 382,000 square-foot manufacturing plant, which we own, in the Jinshan Chemical Industry Development Zone of Shanghai, mainly focused on producing advanced intermediates and APIs. The plant includes (1) a 160,000 square-foot development-stage small-scale manufacturing facility and (2) a 222,000 square-foot large-scale manufacturing facility; and (3) a 60,000 square-foot large-scale manufacturing facility in Changzhou. We are currently constructing a 570,000 square-foot small-scale manufacturing facility.

•	A 60,000 square-foot large-scale manufacturing facility in Changzhou.

•

A leased, 13,000 square-foot preclinical drug safety evaluation facility in Suzhou, the lease for which expires in December 2013 and we intend to seek to renew this lease annually. We continue to use this facility for non-GLP toxicology services.

•

A 314,000 square-foot AAALAC-accredited GLP safety evaluation center in Suzhou. This facility, which we own, focuses primarily on non-clinical toxicology research. This facility provides non-GLP and GLP toxicology services and DMPK studies.

•

A leased, 111,000 square-foot manufacturing plant in Wuxi, mainly focused on bioprocess development and biologics manufacturing. The building has been in use since October 2012. The lease for this plant will expire in 2032.

•

A leased, 213,000 square-foot R&D facility for synthetic chemistry and medicinal chemistry in Wuhan. We completed the construction of this facility near the end of 2011 and opened it in February 2012. The lease for this plant will expire in 2021.

•

Leased labs in Shanghai, Suzhou and San Diego totaling approximately 65,000 square foot, primarily focused on antibody and biologics reagent production and distribution. The leases for these plants expire in October 2014 or June 2015.

•

A leased, 83,000 square-foot FDA-registered and AAALAC-accredited R&D and manufacturing center in St. Paul, Minnesota, mainly focused on in vitro and in vivo biocompatibility, toxicology and process development services and cGMP manufacturing for tissue-based products for medical device companies. The lease for this facility expires in 2019.

•

A leased, 76,000 square-foot FDA-registered R&D and testing center in Philadelphia, Pennsylvania, mainly focused on viral-clearance studies, virology, analytical services, cell biology, cell therapy, cell banking, molecular biology, and bioanalytical studies. The lease for this facility expires in 2020.

•

A leased, 50,000 square-foot FDA-registered testing center in Atlanta, Georgia, mainly focused on microbiology, medical device chemistry, sterilization validation and package testing. The lease covering 35,000 square feet of this facility expires in 2013, while the lease covering the remaining 15,000 square feet expires in 2017.

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

A. Operating Results

Overview

We are a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cycle of drug and medical device R&D by providing cost-effective and efficient outsourcing solutions.

We group our operations into two segments: laboratory services and manufacturing services. Our laboratory services segment focuses on helping our customers to discover and develop small-molecule pharmaceuticals through our discovery chemistry, medicinal chemistry, DMPK, formulation, analytical development, toxicology and bioanalytical functions, as well as biopharmaceutical and medical device testing. Our manufacturing services segment focuses on producing advanced intermediates and APIs for small-molecule pharmaceuticals. In 2012, we began operations to discover, develop and manufacture biologics in China. In the first quarter of fiscal 2012, we implemented a change in the reporting of Process Chemistry revenues, which are now included in Manufacturing Services, while they were previously recorded in Laboratory Services. For a discussion, see Note 20 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

In 2011, we formed a corporate venture fund, with an expectation to invest up to $50 million in life-sciences technologies and companies. As of December 31, 2011 and 2012, we had invested approximately $4.3 million and $9.8 million, respectively, in such companies, including short term-investments of $1.3 million in 2012.

Our current customers include most of the world’s largest pharmaceutical companies as measured by revenue, as well as other large and small pharmaceutical, biotechnology and medical device companies. In 2012, we provided services to more than 1,600 pharmaceutical, biotechnology and medical device customers, many of whom have presented us with performance awards and continue to contract with us to do R&D projects with broader scope. Each of our top ten customers over the last four years continues to be a customer.

The pharmaceutical industry is undergoing transformational change and is adopting a more collaborative and networked model. Outsourcing of R&D is one of the key elements of this industry transformation. We believe that growth in offshore outsourcing and in China’s domestic pharmaceutical market will drive more R&D to China. To be prepared to lead this industry transformation, we will continue our focus on expanding our service offerings to drive business growth.

Our net revenues increased from $334.1 million in 2010 to $407.2 million in 2011 and $499.9 million in 2012, increases of 22% and 23%, respectively. Our revenue growth is attributable primarily to new capabilities, a larger customer base, increased revenue per customer and an increasing number of long-term, integrated customer-service contracts. This revenue growth was broad-based and balanced, with 13% and 23% growth, respectively, in laboratory services and 92% and 23% growth, respectively, in Manufacturing Services.

Our gross profit increased from $127.6 million in 2010 to $156.4 million in 2011 and $183.3 million in 2012, increases of 22.6% and 17.2%, respectively, mainly due to increased revenue. Our gross margin was 38.2% in 2010, 38.4% in 2011 and 36.7% in 2012. In 2013, we expect our gross profit to continue to increase due to anticipated revenue growth. We expect our gross margin to decline slightly, primarily due to labor cost inflation and investment in new businesses, offset by productivity improvements.

Our operating income increased from $71.5 million in 2010 to $83.8 million in 2011 and $89.7 million in 2012, increases of 17.2% and 7.0%, respectively, mainly due to increased revenue. Our operating margin was 21.4% in 2010, 20.6% in 2011, and 17.9% in 2012. The decrease in operating margin in 2011 was mainly due to labor cost inflation, appreciation of the Renminbi relative to the U.S. dollar, investment in new businesses, and inclusion in 2010 operating income of $5.0 million of a $30.0 million termination fee relating to a proposed transaction with Charles River Laboratories (the remaining $25.0 million of the fee was recorded in other income / (expenses) net). The decrease in operating margin in 2012 was mainly due to labor cost inflation and investment in new businesses, such as biologics. In 2013, we expect our operating profit to continue to increase due to strong revenue growth. We expect our operating margin to be relatively flat in 2013 versus 2012.

Our net income decreased 10.8% from $90.8 million in 2010 to $81.0 million in 2011 primarily due to the inclusion in 2010 results of the receipt of a $30.0 million termination fee relating to the proposed transaction with Charles River Laboratories and an increase in the effective tax rate in 2011 due to business mix and higher statutory tax rates for certain Chinese legal entities, partially offset by an increase in operating income in 2011 driven by strong revenue growth and higher non-operating income in 2011 from gains on foreign-exchange forward contracts and higher interest income from short-term investments. Net income increased 6.5% to $86.2 million in 2012 due to strong revenue growth, which more than offset lower gross margin and operating margin driven by labor cost inflation, and a higher effective tax rate attributable to business mix and higher statutory tax rates for certain Chinese legal entities.

Our capital expenditures were $64.0 million and $67.8 million in 2011 and 2012, respectively, and were mainly incurred to construct, expand, and update our laboratory service facilities and equipment. We expect to make about $60.0 million of capital expenditures in 2013, including a new fill / finish commercial manufacturing facility for biologics in Wuxi.

We increased our headcount to 5,689 and 6,817 at year-end 2011 and 2012, respectively, to meet growing demand. In 2013, we plan to continue increasing our headcount roughly in line with revenue growth to meet the anticipated continued growth in demand for our services.

Components of Revenue and Expenses

Net Revenues

Our net revenues represent our total revenues from operations, less sales taxes. We generated most of our net revenues over the last three years from U.S.-headquartered customers, with most of the remaining revenues coming from customers based in Europe and Japan. We generated very limited revenues from customers based in China. Most of our revenues came from pharmaceutical companies, with the remainder mainly coming from biotechnology and medical device companies. We expect the general composition of this customer base to continue in 2013.

Laboratory Services Segment

Laboratory services are composed of China-based small-molecule services such as synthetic chemistry, biology, medicinal chemistry, DMPK/ADME, formulation, analytical development, toxicology, clinical research, bioanalytical services, and genomics, as well as China-based services for discovery and development of biologics and U.S.-based services for testing of biologics and medical devices. Our laboratory services revenues are generated on a fee-for service basis or on a full-time-equivalent basis. For fee-for service contracts, we are compensated for our work on the basis of shipment of a negotiated deliverable. The value of fee-for service contracts is steadily growing. The duration of fee-for-service contracts varies from a few months to a few years. For full-time equivalent, or FTE, contracts, the customer pays a fixed rate per FTE employee per period of time and we recognize revenues as the services are provided.

Manufacturing Services Segment

We derive our manufacturing services revenues from four sources, all based in China: manufacturing process chemistry services, research manufacturing of advanced intermediates and APIs for small molecules for use by our customers in preclinical and clinical trials, commercial manufacturing of advanced intermediates for marketed small-molecule products, and biologics manufacturing. Manufacturing services revenues increased significantly in 2011 as a result of strong growth in process chemistry, research manufacturing, and commercial manufacturing and again, to a lesser extent, in 2012 primarily from continued strong growth in process chemistry and research manufacturing. Commercial manufacturing revenues declined slightly from 2011 to 2012 due to fewer orders for advanced intermediates for one product, offset by initial orders for advanced intermediates for four additional products. We had no biologic manufacturing revenue in 2011 and relatively little biologic manufacturing revenue in 2012. We generate all of our manufacturing services revenues on a fee-for-service basis. Under fee-for-service contracts, we are compensated for the shipment of a negotiated deliverable. Our manufacturing services revenues tend to be somewhat variable due to the varying size of projects, the unpredictable delivery requirements of our customers and changing economic conditions, although we expect that variability to diminish as this segment becomes larger, with more customers and projects.

Cost of Revenues

Laboratory Services Segment

Cost of laboratory services segment revenues consists primarily of (a) labor costs, including salaries, bonuses, share-based compensation charges and other benefits for employees who provide laboratory services; (b) raw material costs, including catalysts, reagents, solvents, animals, biological products and laboratory supplies; and (c) overhead, including fixed-asset depreciation, intangible-asset amortization, utilities, employee salaries, bonuses, an allocation of share-based compensation charges, and benefits and expenses associated with support functions, such as health, safety, environmental protection, quality assurance and logistics.

Cost of Laboratory services increased significantly in 2011 and 2012 due to increasing demand for such services. We expect cost of revenues in the Laboratory Services segment to increase in 2013 driven by higher demand for our services. Headcount is expected to grow roughly in line with revenue growth as we expand to meet anticipated growth. We also expect that rising labor costs in China will increase our near-term labor costs as a percentage of laboratory services segment net revenues, partially offset by improved employee productivity and operating efficiency. We expect raw-material costs to increase in absolute terms due to higher prices. However, we expect near-term raw-material costs as a percentage of Laboratory Services segment net revenues to remain relatively stable due to steps we are taking to control raw-materials costs, such as improving raw-material usage efficiencies and taking advantage of economies of scale. We expect near-term overhead costs to increase in absolute terms as we expand our facilities, purchase new equipment and increase the size of our supporting staff to satisfy future business needs. However, we expect the near-term overhead costs as a percentage of laboratory services net revenues to be relatively stable, with the leverage of improved facility utilization and economies of scale to partially offset overhead expense increases. Labor, material and overhead costs in China may also increase in U.S. dollar terms due to Renminbi appreciation.

Manufacturing Services Segment

Cost of manufacturing services revenues consists primarily of (a) labor costs, including salaries, bonuses, share-based compensation charges and other benefits for employees who provide manufacturing services; (b) the cost of raw materials used in manufacturing; and (c) overhead, consisting primarily of facility depreciation, utilities, and the costs of employee salaries, bonuses, share-based compensation charges, and benefits and expenses associated with support functions, such as our quality control and quality assurance.

Cost of manufacturing services increased significantly in 2011 and 2012 due to increasing demand for such services. In 2013, we expect the cost of manufacturing services revenues to increase as demand for research manufacturing services grows. With an increase in manufacturing orders, we expect to increase our manufacturing headcount and to have increased raw material and utility costs. Cost of manufacturing services revenues also includes an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform. See “—Critical Accounting Policies—Share-Based Compensation Expense.”

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross profit increased significantly in 2011 and 2012 due to increasing demand for our services. Gross margin decreased in 2012 due to continued labor cost inflation. In 2013, we expect continued growth in gross profit driven by growth in net revenues, and we expect a slight decline in gross margin primarily due to labor cost inflation.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, research and development expenses, revaluation of contingent consideration and impairment charges. In 2013, we expect our operating expenses to increase due to the continued need to invest in our sales and marketing and administrative organization to drive revenue growth. We expect the ratio of operating expenses to net revenues to remain relatively flat.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries, bonuses, commissions and other benefits for our sales and business development personnel and promotional activities and tradeshow expenses. In 2013, we expect our selling and marketing expenses to increase due to the need to invest in business development, to increase market penetration, and to promote our newer services. We expect the ratio of selling and marketing expenses to net revenues to remain relatively flat.

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

In 2013, we expect our general and administrative expenses to increase due to the need to increase general and administrative personnel to adequately manage a growing company. We expect the ratio of general and administrative expenses to net revenues to remain relatively flat.

Research and Development Expenses

Research and development expenses consist primarily of (a) salaries, bonuses and other benefits for scientists engaged in building capabilities that we do not yet offer as services to our customers, (b) raw material costs, including catalysts, reagents, solvents, animals, biological products and laboratory supplies; and (c) overhead, including fixed-asset depreciation; intangible-asset amortization; utilities; and employee salaries, bonuses, an allocation of share-based compensation charges and benefits and expenses associated with support functions. In 2013, we expect our research and development expenses to increase due to the need to build a pipeline of scientific capabilities to drive revenue growth. We expect the ratio of research and development expenses to net revenues to remain relatively flat.

Revaluation of Contingent Consideration

In 2012, the company recorded a revaluation of contingent consideration relating to the Abgent acquisition.

Impairment Charges for Goodwill and Intangible Assets

We test the carrying amounts of goodwill, acquired intangible assets and other long-lived assets in accordance with relevant guidance. See “—Critical Accounting Policies—Goodwill and Impairment of Long-lived Assets.” In 2012, we recorded a $3.4 million impairment charge related to Abgent due to the reduced outlook for its antibody reagent business.

Operating Income and Operating Margin

Operating income is equal to gross profit less operating expenses. Operating margin is equal to operating profit divided by net revenues. Operating margin decreased in 2011 due to labor cost inflation, appreciation of the Renminbi versus the U.S. dollar, and new investments, and decreased further in 2012 due to labor cost inflation and new investments. In 2013, we expect continued growth in operating income driven by revenue growth, and we expect operating margin to be relatively flat.

Other Income, Net

Other income includes gains and losses on foreign exchange transactions, government subsidies and investment gains and losses from joint ventures.

Interest Expense

Interest expense consists of interest owed on bank borrowings.

Interest Income

Interest income consists of income earned on cash and cash equivalents, restricted cash, and short-term investments.

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

United States

WXAT Holding and AppTec are registered in Delaware. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging approximately from 5% to 10%. As of December 31, 2012, AppTec had gross federal and state net operating losses of $11.1 million and $6.8 million, respectively, which we expect to be available to offset future U.S. taxable income.

Hong Kong Taxation

Our intermediate offshore holding companies, Shanghai AppTec (HK) Limited, STA HK and WuXi AppTec (Hong Kong) Limited, were subject to Hong Kong profit tax at a rate of 16.5% in 2012.

China

All of our PRC subsidiaries were FIEs that were eligible to receive preferential tax treatment in the form of reduced tax rates and/or tax holidays pursuant to certain PRC tax laws and regulations effective before January 1, 2008. WXAT was an FIE engaged in the manufacturing business with a business term of over ten years and located in the Wuxi Taihu National Tourist Resort Zone. As such, its head office was granted a two-year exemption from EIT beginning from its first profitable year and a 12% EIT rate for the subsequent three years, followed by a three-year 12% tax rate as long as it continues to qualify as an “advanced technology enterprise with foreign investment.” The Shanghai branch of WXAT located in the Waigaoqiao Free Trade Zone in Shanghai was granted a two-year exemption from EIT beginning from its first profitable year and a 7.5% EIT rate for the subsequent three years, followed by a three-year 10% tax rate as long as WXAT continues to qualify as an “advanced technology enterprise with foreign investment.” WASH is an FIE engaged in the manufacturing business, with a business term of over ten years and located in the Shanghai Waigaoqiao Free Trade Zone. As such, it is entitled to a two-year exemption from EIT beginning from its first profitable year and a 7.5% EIT rate for the subsequent three years. Subject to confirmation by local tax bureaus, STA, WATJ and WASZ are entitled to reduced tax rates and/or tax holidays.

China promulgated the EIT Law and its implementing rules, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to FIEs under its predecessor law. However, the EIT Law also (a) reduces the statutory rate of EIT from 33% to 25%; (b) permits companies established before March 16, 2007, to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules; and (c) introduces new tax incentives, subject to various qualification criteria. Therefore, as enterprises established prior to the promulgation of the EIT Law, WASH, STA, WATJ and WASZ were still entitled to their preferential tax treatment during the transitional phase-out rules. In addition, based on the new tax law, an enterprise that is entitled to preferential treatment in the form of EIT reduction or a tax-holiday exemption, but that has not been profitable and, therefore, has not enjoyed such preferential treatment, was required to begin its tax-holiday exemption in the same year that the new tax law went into effect, i.e., 2008. As such, certain subsidiaries began their tax-holiday exemption in 2008 even though they were not yet cumulatively profitable at that time.

The EIT Law and its implementing rules permit certain HNTEs to enjoy a reduced 15% EIT rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ, WASZ and STA were recognized by the local provincial Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore, WXAT, WASH, WATJ, WASZ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as HNTEs. However, WASH, STA, WASZ and WATJ chose not to adopt the HNTE policy until the transitional periods of the EIT Law expire. WXAT and WASH started to benefit from the HNTE policy from 2008 and 2011, respectively. The applicable transitional period tax rates for STA and WATJ are both less than 15%. WATJ and STA ended their transitional periods in 2012. According to the three-year review schedule regulated by the relevant government authority, WXAT, WASH, WATJ, WASZ and STA successfully passed the first three-year review of HNTE qualification in 2011. Thus, those five entities are eligible to enjoy a preferential tax rate of 15% for 2011 through 2013. And in 2012, STA R&D, Abgent SZ and WAWH were recognized as HNTEs as well and are eligible to enjoy a reduced 15% EIT rate for 2012 through 2014. However, as the continued qualification of an HNTE is subject to annual evaluation and a three-year review by the relevant government authority in China, it is uncertain whether all these entities can pass the future review, and our computation of deferred taxes is based on the enacted tax rate, which does not factor in the extension of the HNTE status. If either or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase up to 25%, which could have a material adverse effect on our results of operations.

Because we are a Cayman Islands holding company, substantially all of our income may be derived from dividends we receive from our PRC operating subsidiaries described above. The EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for purposes of PRC EIT, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax arrangement. We expect that this 10% withholding tax will apply to dividends paid to us by our PRC subsidiaries. We intend to indefinitely reinvest the undistributed earnings of PRC subsidiaries.

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

Our effective tax rate was 10.1%, 17.0% and 16.7% in 2010, 2011 and 2012, respectively. In 2013, we expect our effective tax rate to increase to about 18.0—18.5%, primarily due to income mix.

Results of Operations

The following table presents a summary of our consolidated results of operations and comprehensive income by amount and as a percentage of our total net revenues for the years ended December 31, 2010, 2011 and 2012. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Our historical operating results are not necessarily indicative of our future results.

	Year Ended December 31,
	2010		2011		2012
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(in millions of U.S. dollars)
Net revenues	$334.1	100%	$407.2	100%	$499.9	100%
Cost of revenues	(206.5)	(61.8)	(250.8)	(61.6)	(316.7)	(63.4)

Gross profit	127.6	38.2	156.4	38.4	183.2	36.6
Operating income (expenses):
Selling and marketing expenses	(9.1)	(2.7)	(10.3)	(2.5)	(15.4)	(3.1)
General and administrative expenses	(46.6)	(14.1)	(56.9)	(14.0)	(70.3)	(14.1)
Research and development expenses	(0.4)	(0.0)	(5.4)	(1.3)	(8.1)	(1.6)
Revaluation of contingent consideration	—	—	—	—	3.4	0.7
Impairment charges for goodwill and intangible assets	—	—	—	—	(3.4)	(0.7)

Total operating expenses	(56.1)	(16.8)	(72.6)	(17.8)	(93.8)	(18.8)

Other income, net	28.4	8.5	8.5	2.1	8.6	1.7
Interest expense	(0.4)	(0.1)	(0.8)	(0.2)	(1.7)	(0.3)
Interest income	1.5	0.4	6.1	1.5	7.7	1.5
Income tax expense	(10.2)	(3.1)	(16.6)	(4.1)	(17.4)	(3.5)

Net income(1)	$90.8	27.1%	$81.0	19.9%	$86.6	17.3%
Other comprehensive income:
Currency translation adjustments	9.4	2.8	18.8	4.6	1.3	0.3

Comprehensive income	$100.2	29.9%	$99.8	24.5%	$87.9	17.6%

(1)

Includes total share-based compensation charges of $10.1 million in 2010, $11.5 million in 2011 and $14.3 million in 2012 and amortization of acquired intangible assets of $2.9 million in 2010, $1.5 million in 2011 and $2.0 million in 2012.

Comparison of 2011 and 2012 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2011 and 2012:

	Year Ended December 31,
	2011		2012
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$311.7	76.5%	$382.9	76.6%
Manufacturing services	95.5	23.5	117.0	23.4

Total net revenues	$407.2	100.0%	$499.9	100.0%

Our net revenues increased from $407.2 million in 2011 to $499.9 million in 2012, or 22.8%. This growth was primarily due to higher demand for our services. Our average revenue per top ten customer increased from $22.5 million in 2011 to $24.0 million in 2012.

Laboratory Services Segment Net Revenues

Net revenues from our laboratory services segment increased from $311.7 million in 2011 to $382.9 million in 2012, or 22.8% growth. The increase in net revenues is attributable to $17.8 million in new service offerings introduced in 2012, with particularly strong growth in integrated medicinal chemistry, biology, DMPK/ADME, formulation, analytical development, toxicology, and bioanalytical services, partially offset by an average price decline relating to FTE contracts for ongoing service offerings of 2.9%, or $5.1 million, as well as an increase in the number of our customers and larger revenue per top-ten customer for our existing service offerings.

Manufacturing Services Segment Net Revenues

Net revenues from our manufacturing services segment increased from $95.5 million in 2011 to $117.0 million in 2012, or 22.5%. The increase in net revenues is primarily due to higher demand for clinical-trial materials from our research manufacturing business and for process chemistry services.

Cost of Revenues

The following table presents cost of revenues by segment for 2011 and 2012:

	Year Ended December 31,
	2011		2012
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$184.9	73.7%	$235.1	74.3%
Manufacturing services	65.9	26.3	81.6	25.7%

Total cost of revenues	$250.8	100.0%	$316.7	100.0%

Our total cost of revenues increased by 26.3% from $250.8 million in 2011 to $316.7 million in 2012, mainly due to revenue growth driven by growth in the volume of services.

Laboratory Services Segment Cost of Revenues

Cost of revenues for the laboratory services segment increased by 27.2% from $184.9 million in 2011 to $235.1 million in 2012, driven by the revenue growth in biology, medicinal chemistry, DMPK/ADME, formulation, analytical development, toxicology and bioanalytical services and the impact of increased labor costs.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the manufacturing services segment increased by 23.8% from $65.9 million in 2011 to $81.6 million in 2012, primarily due to revenue growth in research manufacturing and process chemistry in 2012 and the impact of increased labor costs.

Gross Profit and Gross Margin

Our gross profit increased by 17.1% from $156.4 million in 2011 to $183.2 million in 2012. Gross margin decreased from 38.4% in 2011 to 36.7% in 2012 primarily due to the gross margin decrease in the laboratory services segment from 38.6% to 40.7% mainly due to increased labor costs. In addition, the manufacturing services segment experienced a decline from 31.0% in 2011 to 30.3% in 2012 primarily due to business mix, as revenues in the lower-margin research manufacturing business grew substantially while revenues in our higher-margin commercial manufacturing business declined moderately. In addition, gross margin in manufacturing services was negatively impacted by higher depreciation expenses and increased labor costs.

Operating Expenses and Operating Margin

Total operating expenses increased by 29.2% from $72.6 million in 2011 to $93.8 million in 2012. Operating expenses as a percentage of revenues increased from 17.8% in 2011 to 18.8% in 2012. Both increases were mainly due to increased expenses relating to the hiring of new senior staff and sales and marketing personnel and development of R&D capabilities in biology, biologics, and genomics.

Impairment Charges for Goodwill and Intangible Assets

The impairment charge of $3.4 million in 2012 is related to goodwill and intangible assets attributable to the Abgent acquisition and was triggered by the 2012 underperformance of the business, combined with a reduced outlook for its reagent laboratory business. These charges were largely offset by the reversal of contingent consideration initially accrued as part of the acquisition, which is no longer payable as a result of the business’s underperformance.

Other Income, Net

Other income, net, increased by 8.2% from $8.5 million in 2011 to $8.6 million in 2012, primarily due to higher foreign exchange gains, which was partially offset by lower government subsidies and a loss from an investment in a joint venture.

Interest Expense

Interest expense increased from $0.8 million in 2011 to $1.7 million in 2012, mainly due to increased borrowing.

Interest Income

Interest income increased from $6.1 million in 2011 to $7.7 million in 2012, mainly due to the increased investments in short-term instruments.

Income Tax Expense

Income tax expense increased by 4.8% from $16.6 million in 2011 to $17.4 million in 2012. The increase was due to the higher 2012 pretax income, which was driven by sales growth, and higher tax rates for some subsidiaries. Our effective tax rate decreased from 17.0% in 2011 to 16.7% in 2012 primarily due to income mix.

Net Income

Due to the foregoing, net income increased by 6.9% from $81.0 million in 2011 to $86.6 million in 2012.

Comparison of 2010 and 2011 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2010 and 2011:

	Year Ended December 31,
	2010		2011
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$278.9	83.5%	$311.7	76.5%
Manufacturing services	55.2	16.5	95.5	23.5

Total net revenues	$334.1	100.0%	$407.2	100.0%

Our net revenues increased from $334.1 million in 2010 to $407.2 million in 2011, or 21.9%. This growth was primarily due to higher demand for large-scale commercial manufacturing and clinical-trial materials from our research manufacturing business, along with increase in the number of our customers and revenue per customer from the broader scope of services we provided in our laboratory services segment. Our average revenue per top ten customer increased from $19.9 million in 2010 to $22.5 million in 2011.

Laboratory Services Segment Net Revenues

Net revenues from our laboratory services segment increased from $278.9 million in 2010 to $311.7 million in 2011, or 11.8% growth. The increase in net revenues is attributable to $11.1 million in new service offerings introduced in 2011, with particularly strong growth in medicinal chemistry, DMPK/ADME, formulation, toxicology and bioanalytical services, partially offset by an average price decline relating to FTE contracts for ongoing service offerings of 1.6%, or $2.2 million.

Manufacturing Services Segment Net Revenues

Net revenues from our manufacturing services segment increased from $55.2 million in 2010 to $95.5 million in 2011, or 73.0%. The increase in net revenues is primarily due to higher demand for large-scale commercial manufacturing, clinical-trial materials from our research manufacturing business, and process chemistry services.

Cost of Revenues

The following table presents cost of revenues by segment for 2010 and 2011:

	Year Ended December 31,
	2010		2011
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory services	$166.5	80.6%	$184.9	73.7%
Manufacturing services	40.0	9.4	65.9	6.3%

Total cost of revenues	$206.5	100.0%	$250.8	100.0%

Our total cost of revenues increased by 21.5%, from $206.5 million in 2010 to $250.8 million in 2011. This revenue growth was mainly attributable to the growth in the volume of services offered.

Laboratory Services Segment Cost of Revenues

Cost of revenues for the laboratory services segment increased by 11.1% from $166.5 million in 2010 to $184.9 million in 2011, driven by the revenue growth in biology, medicinal chemistry, DMPK/ADME, formulation, analytical development, and bioanalytical services.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the manufacturing services segment increased by 64.8% from $40.0 million in 2010 to $65.9 million in 2011, primarily due to net revenue growth in 2011.

Gross Profit and Gross Margin

Our gross profit increased by 22.6% from $127.6 million in 2010 to $156.4 million in 2011, due to revenue growth in laboratory services, and revenue growth and margin improvement in manufacturing services. Gross margin increased slightly from 38.2% in 2010 to 38.4% in 2011. Gross margin in manufacturing services improved year over year to 31.1% from 27.4% due to project mix, higher volume in the small-scale manufacturing business and a significant increase in capacity utilization in our large-scale manufacturing business. These factors offset the negative impact of higher depreciation expenses, increased labor costs and the appreciation of the Renminbi relative to the U.S. dollar. In addition, in 2010, we paid bonuses to certain employees following the termination of the proposed Charles River combination. Gross margin in laboratory services increased slightly year over year to 40.7% from 40.3% due to income mix.

Operating Expenses

Total operating expenses increased by 29.4% from $56.1 million in 2010 to $72.6 million in 2011, mainly due to increased expenses relating to the hiring of new senior staff and sales and marketing personnel, Renminbi appreciation versus the U.S. dollar, and development of R&D capabilities in biology, biologics and genomics. Operating margin decreased from 21.4% in 2010 to 20.6% in 2011, mainly due to activity in 2010 related to the proposed Charles River combination, including receipt of a termination fee, transaction expenses, and payment of bonuses to general and administrative employees.

Impairment Charges for Goodwill and Intangible Assets

We recorded no impairment charges in 2010 or 2011.

Other Income, Net

Other income, net, decreased from $28.4 million in 2010 to $8.5 million in 2011, primarily due to $25.0 million of a $30.0 termination fee received relating to the proposed business combination transaction with Charles River, which we recorded as other income in 2010 (an additional $5.0 million of the termination fee was recorded as expense reimbursement in general and administrative expenses).

Interest Expense

Interest expense increased from $0.4 million in 2010 to $0.8 million in 2011, mainly due to increased borrowing.

Interest Income

Interest income increased from $1.5 million in 2010 to $6.1 million in 2011, mainly due to the increased investments in short-term instruments earning higher interest rates.

Income Tax Expense

Income tax expense increased from $10.2 million in 2010 to $16.6 million in 2011 due to the higher 2011 pretax income, which was driven by sales growth, and higher tax rates. Our effective tax rate increased from 10.1% in 2010 to 17.0% in 2011 due to income growth in the United States, which generally has higher tax rates, and the progressively higher statutory tax rates for some subsidiaries in China. Our 2010 effective tax rate was relatively low due to the fact that the $30.0 million termination fee relating to the proposed Charles River combination was not taxed.

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

Business Combinations

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

Based on step one of our impairment test for 2012, the fair values of the AppTec, MedKey and Chemdepo units were greater than their respective carrying values. The fair value of the Abgent unit was less than its carrying value due to the poor performance of Abgent’s antibody pool evidenced by a significant decline in new sales orders commencing in the fourth quarter of 2012. As a result of further assessment (step two) applied to Abgent, we recognized a goodwill impairment of $1.7 million in 2012.

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

During the fourth quarter of 2012, based on the underperformance of certain business, we assessed certain long-lived asset groups for impairment. The assessment included an evaluation of the future cash flows expected to be generated by the long-lived assets. Based on this analysis, we determined that certain assets were not recoverable, and recognized an impairment charge of $1.7 million, all of which related to assets acquired in the Abgent acquisition.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. For laboratory services provided on a fee-for-service or project basis, we recognize revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report or small amount of compound. For fee-for-service or project basis services that span multiple accounting periods, we recognize revenue as we perform services and satisfy our contractual obligations, measured on a proportional-performance basis, generally using output measures that are specific to the service being provided. Examples of output measures include dosing performed, specimens prepared and hours worked. Substantially all of our fee-for-service contracts have durations of less than one year. For laboratory services provided on a full-time-equivalent basis, the customer pays a fixed rate per FTE employee and we recognize revenues as the services are provided. FTE contracts do not require acceptance by the customer of fixed deliverables from us. We provide manufacturing services to our customers that involve the manufacture of advanced intermediates and APIs for R&D or commercial use. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss have been transferred, assuming all other revenue recognition criteria have been met. We record deferred revenues for payments received from the customer prior to the delivery of products or services.

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

We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, (iii) future taxable income arising from implementing tax planning strategies and (iv) the overall future industry outlook. We believe it is more likely than not that we will realize the benefits of these deductible differences as of December 31, 2010, 2011 and 2012. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

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

Share-Based Compensation Expense

We measure share-based compensation based on the grant-date fair value of the awards and recognize the compensation expense, net of estimated forfeitures, in the statement of comprehensive income over the requisite service period. The share-based compensation expense has been recorded in cost of revenues, selling and marketing expenses or general and administrative expenses, depending on the job function of the grantee.

We estimate the fair value of share option grants using the Black-Scholes option pricing model and Monte Carlo simulation, which requires the input of highly subjective assumptions, including the expected life of the share options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share options represent management’s best estimates. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize the expense only for those shares expected to vest. These estimations are based on past employee-retention rates. We will prospectively revise our estimated forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures of these share options. Based on share options and nonvested restricted stock units granted and outstanding as of December 31, 2012, and assuming no change in the estimated forfeiture rates, we expect total share-based compensation expense of $9.1 million, $4.6 million, $1.5 million, $0.5 million and $0.1 million in 2013, 2014, 2015, 2016 and 2017, respectively.

B. Liquidity and Capital Resources

Our primary sources of liquidity for our business have been cash generated from operating and financing activities, including positive operating cash flow and bank borrowings. As of December 31, 2012, we had $54.1 million in cash and cash equivalents and $175.2 million in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits. Our cash needs include primarily the working capital for our daily operations, equipment purchases, expansion of existing facilities and construction of our new biologic manufacturing facility in the city of Wuxi. We believe that our cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for the next twelve months, including purchases of equipment and the remaining capital expenditures needed for capacity expansion. The following table presents a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	(in millions of U.S. dollars)
Cash and cash equivalents	$115.4	(1)	$71.4		$54.1
Net cash provided by operating activities	125.7	(1)	101.1		131.1
Net cash used in investing activities	(61.8)		(178.5	)(2)	(117.6)
Net cash provided by (used in) financing activities	(32.3)		29.8		(31.2)

(1)	We incurred $4.9 million of deal costs and received a $30.0 million termination fee relating to the termination of the proposed combination with Charles River in 2010.
(2)

We spent $12.6 million for the acquisitions of Chemdepo, Abgent and MedKey in 2011. We also spent $16.3 million as down payments for the rights to purchase of 332 residential units, which will be offered for sale to employees in Wuhan starting in 2013. We have an additional commitment of $4.0 million associated with the acquisition of the rights to these residential units.

Operating Activities

Net cash provided by operating activities consists primarily of net income increased by non-cash adjustments such as share-based compensation charges, impairment charges for goodwill and acquired intangible assets, amortization of acquired intangible assets and depreciation of property, plant and equipment, as well as changes in assets and liabilities such as accounts receivable, accounts payable and inventories. Net cash provided by operating activities was $125.7 million, $101.1 million and $131.1 million for the years ended December 31, 2010, 2011 and 2012, respectively. The decrease in net cash provided by operations in 2011 was primarily due to the increase of working capital compared to 2010 and the receipt of a $30.0 million termination fee and payment of $5.0 million in retention bonuses related to the proposed business combination transaction with Charles River Laboratories in 2010. The increase in net cash provided by operations in 2012 was primarily due to the higher net income and the lower balance of inventories as of the year-end, partially offset by the higher accounts receivable.

Investing Activities

Net cash used in investing activities largely reflects capital expenditures, which are primarily purchases of property, plant and equipment in connection with the expansion and upgrade of our laboratory and manufacturing facilities, as well as acquisitions and minority equity investments. Our capital expenditures were $49.4 million, $64.0 million and $67.8 million in 2010, 2011 and 2012, respectively. The increase in capital expenditures in 2012 was primarily due to the construction of new laboratories in Shanghai, Wuxi and Wuhan, expansion of our research manufacturing capacities in Jinshan, and purchase of new equipment. We expect to incur about $60.0 million in capital expenditures in 2013, mainly to construct and equip laboratories. See “—Capital Expenditures.”

Financing Activities

Net cash provided by (used in) financing activities was $(32.3) million, $29.8 million and $(31.2) million for the years ended December 31, 2010, 2011 and 2012, respectively. Net cash used in financing activities in 2010 was primarily due to repayments of bank borrowings of $34.6 million. Net cash provided by financing activities in 2011 was primarily attributable to net proceeds from bank borrowings of $28.1 million. Net cash used in financing activities in 2012 was primarily due to payment for share repurchases of $67.0 million, offset by cash received from the additional bank loans in 2012.

As of December 31, 2012, we had bank debt of $64.8 million. The weighted-average interest rates on the bank debt were 3.99% and 3.42% in 2011 and 2012, respectively. We entered into a facility agreement with JPMorgan Chase on January 8, 2009, in the amount of $20.0 million, which included a $4.0 million U.S. dollar-denominated short-term loan facility and a $16.0 million U.S. dollar-denominated revolving loan facility. On January 28, 2010, we amended this agreement to convert the original facility to a $20.0 million short-term revolving line of credit. On January 24, 2011, we entered into another amendment to extend this $20.0 million line of credit for another twelve months. On December 31, 2011, we amended the agreement again, increasing the credit limits to $25.0 million and extending the credit period for another twelve months. According to this amendment, we will pay a management fee computed at the rate of 0.2% per annum on the unused facility for the available period. In 2012, we fully repaid the line of credit. In November 2012, we entered into a one-year line of credit of $25.0 million and a one-year promissory note of $20.0 million with the interest rate of 2.74%. As of December 31, 2012, we had an outstanding balance of $25.0 million and $20.0 million, respectively, from the line of credit and promissory note. We are in compliance with all financial covenants contained in our debt and bank borrowing facilities. For further information on our bank borrowings, see Note 10 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

As of December 31, 2010, 2011 and 2012, our convertible notes totaled $35.9 million, $35.9 million and $0, respectively. On February 9, 2012, the holders of our convertible notes converted in full the $35.0 million principal amount of convertible notes plus accrued interest of $0.9 million into 22,771,021 ordinary shares. On February 24, 2012, we repurchased 22,771,021 ordinary shares from the convertible notes holders (equivalent to 2,846,375 ADSs) at $13.00 per ADS for a total of approximately $37.0 million.

Legal Restrictions on the Ability of Subsidiaries to Transfer Funds

For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information—Dividend Policy.”

Capital Expenditures

We make capital expenditures primarily in connection with purchases of property, plant and equipment; construction of facilities; leasehold improvements; and investment in equipment, technology and operating systems. Our capital expenditures were $49.4 million, $64.0 million and $67.8 million in 2010, 2011 and 2012, respectively. Most of these capital expenditures were used to expand laboratories and to purchase related equipment, to equip new biologics laboratories in Shanghai and to build a biologics drug-substance manufacturing facility in Wuxi. We currently plan to make about $60.0 million of capital expenditures in 2013, mainly to upgrade and expand our laboratory services facilities and equipment, to build a fill/finish biologics manufacturing facility, to expand our cGMP research manufacturing capacity and to make $16.0-$18.0 million in capital expenditures for our biologics business.

C. Research and Development

Our research and development activities are mainly focused on developing new capabilities, such as research in biology, animal models, genomics, chemistry and process development. In 2012, our research and development expenses were approximately $8.1 million.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2012 that are reasonably likely to have a material adverse effect on our financial position, revenues, income, cash flows, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the timing of the contractual obligations and commercial commitments that we had as of December 31, 2012:

	Total	2013	2014	2015	2016	2017 and Thereafter
	(in millions of U.S. dollars)
Operating lease obligations	$50.0	$9.1	$8.6	$7.4	$7.2	$17.7
Debt obligations(1)	64.8	59.1	4.5	0.2	0.2	0.8
Capital commitments(2)	26.3	8.8	5.8	—	11.7	—

Total	$141.1	$77.0	$18.9	$7.6	$19.1	$18.5

(1)

Includes both our expected principal and interest obligations. Our calculations of expected interest payments incorporate only current-period assumptions for interest rates. (See Note 10 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.)

(2)

Includes both capital commitments of $4.8 million related to new construction projects and laboratory facility improvements, $4.0 million related to down payments on residential apartments (see Note 9 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F) and $17.5 million related to the investment in SCL. (See Note 18 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.)

G. Safe Harbor

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position
Ge Li, Ph.D(1)(2)	46	Chairman, Chief Executive Officer and Founder
Xiaozhong Liu	49	Executive Vice President, Director and Founder
Zhaohui Zhang	43	Senior Vice President of Domestic Marketing, Director and Founder
Edward Hu	50	Chief Operating Officer and Chief Financial Officer
Shuhui Chen, Ph.D.	49	Chief Scientific Officer
Suhan Tang, Ph.D.	47	Chief Manufacturing Officer
Yifeng Shi	46	Vice President of Operations, Head of Waigaoqiao Site
Alexander Fowkes	43	Vice President of Corporate Development
Kian-Wee Seah(2)(3)(4)	50	Director
Xuesong (Jeff) Leng(2) (4)	43	Director
Ying Han(3)(4)	59	Director
Stewart Hen(1)(2)	46	Director
Ning Zhao, Ph.D.	46	Director, Senior Vice President of Operations, Head of Corporate Human Resources

(1)	Member, strategy and finance committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Member, audit committee

Dr. Ge Li has served as our Chief Executive Officer since the Company was founded in 2000 and as Chairman since early 2004. Dr. Li is one of the founders of our company. He is responsible for operations, strategic planning and business development. He was one of the founding scientists of Pharmacopeia, Inc. He received a bachelor’s degree in chemistry from Peking University and a master’s degree and a Ph.D. in organic chemistry from Columbia University. Dr. Li’s wife, Dr. Ning Zhao, serves as one of our directors, senior vice president of operations, and head of corporate human resources.

Xiaozhong Liu has served as our Executive Vice President since 2001 and as a director since 2005. Mr. Liu is one of the founders of our company. He is responsible for our project and engineering departments. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

Zhaohui Zhang has served as our Vice President of Domestic Marketing since 2002 and a director since 2005. Mr. Zhang is one of the founders of our company. He is currently Senior Vice President of Operations and is responsible for domestic marketing. Prior to joining our company, he worked for Jiangsu Silver Bell Group as an Assistant to the General Manager and later as a Vice President of American Silver Bell Company responsible for government procurement. Mr. Zhang received a bachelor’s degree in mechanical and electrical engineering from Jiangnan University.

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

Yifeng Shi has served as our Vice President of Operations and Head of our Waigaoqiao site since August 2009. From August 2011 to December 2012, Mr. Shi also served as Compliance Officer of WuXi AppTec China Region. He joined the Company in 2002 and has served as Director, Senior Director and Executive Director of Chemistry. He has 20 years of experience in organic synthesis. From 1989 to 1998, Mr. Shi worked at Shanghai Institute of Organic Chemistry as a Scientist. From 1998 to 2002, he worked at GL Synthesis as a Research Scientist. Mr. Shi received a bachelor’s degree in chemistry from Shanghai University of Science and Technology.

Alexander Fowkes has served as our Vice President of Corporate Development since July 2012. Prior to joining our company, he worked at Pfizer for 13 years in various leadership roles supporting R&D in the UK, Australia, U.S. and, most recently, China. From 2006 to 2011, he served as Executive Director and Head of Asia R&D Business Development & Operations at Pfizer, supporting and leadding the establishment of Pfizer’s research operations in China and its team of external research professionals throughout Asia Pacific. Mr. Fowkes received a bachelor’s degree in biochemistry and pharmacology from the University of Queensland and a bachelor’s degree in law from Bond University.

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

Xuesong (Jeff) Leng has served as a director since October 2008. Mr. Leng joined General Atlantic LLC, a global growth investor, as Managing Director in 2007. From June 1999 to September 2007, he served as a Managing Director, Vice President and Associate at Warburg Pincus. Mr. Leng is currently a director of SouFun Holdings Limited, a company listed on the New York Stock Exchange, and a non-executive director of Zhongsheng Group Holdings Limited, a company listed on the Hong Kong Stock Exchange. Mr. Leng holds a bachelor’s degree from the business school of Jiao Tong University in Shanghai and an MBA from the Wharton School of the University of Pennsylvania.

Ying Han has served as a director since November 2008. From 1998 to 2006, Ms. Han worked for Asiainfo as Chief Financial Officer and Executive Vice President. Previously, she worked for 10 years at Hewlett Packard (China), where she was Chief Controller and Business Development Director. Since January 2011, she has served as an independent director of Netqin Mobile Inc. She is also currently an executive director of Warburg Pincus. Ms. Han received a bachelor’s degree in accounting from Xiamen University.

Stewart Hen has served as a director since February 2009. Since August 2010, Mr. Hen has been Managing Partner of Serrado Capital LLC, a healthcare investment firm based in New York. Previously, he was a Managing Director at Warburg Pincus LLC, where he focused on investments in biotechnology and pharmaceuticals. He has more than 18 years of experience in the life sciences industry. Prior to joining Warburg Pincus in 2000, he was a consultant at McKinsey & Company serving the pharmaceutical industry. From 1990 to 1994, he worked at Merck in both research and development and manufacturing. Mr. Hen received an MBA from the Wharton School of the University of Pennsylvania and a master’s degree in chemical engineering from the Massachusetts Institute of Technology.

Dr. Ning Zhao has served as a director since February 2009. Dr. Zhao, one of our company’s co-founders, is currently Senior Vice President of Operations and Head of Corporate Human Resources. She was Vice President of the company’s analytical services department from 2004 to 2008 and also established its bioanalytical services, core analytical services and analytical development services departments. Dr. Zhao previously worked for Wyeth, Pharmacopeia, and Bristol-Myers Squibb. She received a bachelor’s degree in chemistry from Peking University and a Ph.D. in chemistry from Columbia University. Dr. Zhao is married to our Chairman and Chief Executive Officer, Dr. Ge Li.

10b5-1 Trading Plans

Our Insider Trading Policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Exchange Act, written programs that permit automatic trading of our stock or trading of our stock by an independent person (such as an investment bank) who is not aware of material inside information at the time of the trade. From time to time, certain of our directors, executive officers and employees have adopted Rule 10b5-1 trading plans. We believe in many cases that these plans have been, or will be, adopted to ensure the exercise of previously granted options while avoiding adverse tax consequences to the individual under Section 409A of the U.S. Internal Revenue Code, and were amended to provide for fixed exercise dates.

B. Compensation

Compensation of Directors and Executive Officers

In 2012, we paid cash compensation of $5.0 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors. Our executive officers are eligible for performance bonuses.

Pursuant to our employee share incentive plans, our board of directors previously authorized the issuance of an aggregate of up to 105,855,112 ordinary shares upon exercise of stock options and non-vested restricted stock units granted from 2004 to 2012. As of April 8, 2013, stock options and non-vested restricted stock units covering 23,895,869 ordinary shares are outstanding and 5,271,381 shares are reserved for future issuance. All future option grants will be made under our 2007 Employee Share Incentive Plan described below.

As of December 31, 2012, our officers and executive directors held, in the aggregate, options and restricted stock units with respect to 15,345,904 ordinary shares. These options and restricted stock units have a weighted-average exercise price of $0.49. Of these options, 375,000 expire on August 8, 2017; 93,344 expire on December 31, 2017; 750,000 expire on January 3, 2018; 32,000 expire on February 11, 2018; 631,728 expire on March 22, 2018; 144,000 expire on October 13, 2018; 1,654,720 expire on March 11, 2019; 64,000 expire on March 30, 2019; 720,000 expire on June 1, 2019; 106,672 expire on June 8, 2019; 1,498,400 expire on March 18, 2020; 416,000 expire on August 5, 2020; 1,080,000 expire on November 10, 2020; 40,000 expire on December 9, 2020; 2,286,000 expire on March 3, 2021; 2,400 expire on March 23, 2021; 80,000 expire on November 8, 2021; 2,482,400 expire on March 6, 2022; 2,800,000 expire on June 1, 2022; 42,400 expire on July 15, 2022 and 46,840 expire on October 8, 2022.

2007 Employee Share Incentive Plan

Our 2007 Employee Share Incentive Plan was adopted by our board of directors in July 2007. The 2007 Employee Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. In 2010 the Board determined to increase the number of ordinary shares authorized to be issued pursuant to the 2007 Employee Share Incentive Plan, as well as to increase the limit on the total number of ordinary shares that may be delivered pursuant to options qualified as incentive stock options granted under the 2007 Employee Share Incentive Plan, by 36,000,000 ordinary shares so that the aggregate number of ordinary shares authorized to be issued under the 2007 Employee Share Incentive Plan became 82,044,400.

Our compensation committee, which administers our employee share incentive plan, has wide discretion to award options and restricted stock units. Subject to the provisions of our option plan, our compensation committee determines who will be granted options, the type and timing of options to be granted and vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s ability to contribute to our success, the person’s position with us and other factors determined by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department. Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date.

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

Employment Agreements

On June 1, 2006, we entered into executive employment agreements with our founders Dr. Ge Li, Xiaozhong Liu, Tao Lin and Zhaohui Zhang. Under these agreements, each of our founders was employed for an initial term of four years. Tao Lin left the Company in early 2009, and in June 2009 we entered into a new agreement to secure Dr. Ge Li’s services through June 2012. In June 2012, we entered into another three-year employment contract with Dr. Ge Li for his continued service through May 31, 2015.

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

A founder may terminate his employment at any time for good reason, including (a) a significant change in his position with our company or change to his duties or responsibilities that materially reduces his level of responsibility, (b) a change in his principal place of employment in the PRC to a place where the city size and/or the residents’ average living standards declines by 10% or (c) our failure to perform under the executive employment agreement, our violation of relevant labor laws or regulations or our infringement of any of his rights or interests. When a founder terminates his executive employment agreement for good reason, he is entitled to receive an amount equal to 12-18 months’ compensation, depending on the individual, and is also entitled to vesting of all granted options. A founder may also terminate his employment other than for good reason with six months’ prior written notice. Under such circumstances, the founder is entitled to receive an amount equal to 6-12 months’ compensation, depending on the individual, and is also entitled to exercise all vested options held, and any unvested options will lapse and terminate. Each founder is fully indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of the duties of his office, including circumstances under which the directors and officers insurance policies maintained by us are insufficient to cover the founder’s loss.

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

Terms of Directors and Executive Officers

We have a classified board of eight directors in three classes, serving staggered terms. The terms of office of Dr. Ge Li and Stewart Hen expire at our 2013 annual meeting, the terms of Xiaozhong Liu, Ying Han and Kian-Wee Seah expire at our 2014 annual meeting and the terms of office of Xuesong (Jeff) Leng, Zhaohui Zhang and Ning Zhao expire at our 2015 annual meeting. Pursuant to our amended and restated memorandum and articles of association, while holding office, our Chief Executive Officer’s term as a director will not expire and the Chief Executive Officer is not subject to retirement or taken into account in determining the number of directors whose terms expire in a given year.

Our directors hold office until their term of office expires or until they resign or are removed from office by special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or suspends payments to his creditors, dies or becomes of unsound mind. Our executive officers are elected by, and serve at the discretion of, our board of directors.

Board Committees

Four of our eight board members—Kian-Wee Seah, Xuesong (Jeff) Leng, Ying Han and Stewart Hen—satisfy the independence requirements of the New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A.02. Our board of directors has established an audit committee, a compensation committee, a corporate governance and nominations committee and a strategy and finance committee.

Audit Committee

Our audit committee currently consists of Ying Han, Kian-Wee Seah and Xuesong (Jeff) Leng. Our board of directors has determined that each is an “independent director” within the meaning of NYSE Manual, Section 303A.02, and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. Ying Han is the chairman of our audit committee and meets the criteria of an audit committee financial expert, as set forth under the applicable rules of the SEC.

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

Strategy and Finance Committee

Our strategy and finance committee consists of Dr. Ge Li and Stewart Hen. Stewart Hen is the chairman of our strategy and finance committee. Our strategy and finance committee is responsible for, among other things, oversight of our strategic plan and evaluating opportunities to enhance shareholder value. The strategy and finance committee will maintain a cooperative, interactive strategic-planning process with management, including the identification and setting of strategic goals and expectations and the review of potential acquisitions, joint ventures and strategic alliances, and the periodic review of the capital allocation strategy of the company.

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

D. Employees

As of December 31, 2012, we had 6,817 employees, of which 6,301 were based in China and 516 were based in the United States. Among our employees, 4,779 were science professionals with advanced degrees, including 357 with Ph.D.s and 2,274 with master’s degrees. As of April 8, 2013, we had 6,773 employees, 6,253 based in China and 520 based in the United States.

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

E. Share Ownership

The following table and related footnotes set forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 8, 2013 for:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Name	Shares Beneficially Owned as of April 8, 2013**	Number		Percent
Directors and Executive Officers
Ge Li(1)		15,403,660		2.7%
Xiaozhong Liu(2)		6,377,609		1.1
Zhaohui Zhang(3)		10,182,304		1.8
Edward Hu			*		*
Shuhui Chen			*		*
Suhan Tang			*		*
Yifeng Shi			*		*
Kian-Wee Seah		—		—
Xuesong (Jeff) Leng		—		—
Ying Han			*		*
Ning Zhao			*		*
Stewart Hen			*		*
Principal Shareholders
FMR LLC(4)		83,982,488		14.9
Commonweath Bank of Australia(5)		34,296,360		6.1

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.
**	Unless otherwise indicated.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities. Except as indicated in the table above and subject to applicable community-property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. The percentage of beneficial ownership of each listed person is based on 563,140,805 ordinary shares outstanding as of April 8, 2013, as well as, where applicable, ordinary shares underlying stock options exercisable within 60 days. The calculation does not include up to an aggregate of 5,271,381 shares reserved for issuance in connection with our Employee Share Incentive Plan.

(1)

Includes (i) 4,572,693 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2013; (ii) 4 ordinary shares and 111,569 ADSs representing 892,552 ordinary shares held directly by Dr. Li; and (iii) 9,179,291 ordinary shares and 94,890 ADSs representing 759,120 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of NGM Family 2006 Irrevocable Trust, or Family Trust, for which Dr. Li is the investment advisor and exercises dispositive and voting power. The Family Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Dr. Li is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(2)

Includes 317,173 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2013; and (ii) 5,927,748 ordinary shares and 16,586 ADSs representing 132,688 ordinary shares held by I-Invest World Ltd., a British Virgin Islands company, which is wholly owned and controlled by Heng Yu Ltd., a Bahamian company. Heng Yu Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the Heng Yu Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Liu as the settlor and Mr. Liu’s family members as the beneficiaries. Mr. Liu is the investment manager of the trust. The business address of I-Invest World Ltd. is c/o Portcullis TrustNet (BVI) Ltd., Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(3)

Includes (i) 244,000 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 8, 2013 and (ii) 8,715,320 ordinary shares and 152,873 ADSs representing 1,222,984 ordinary shares held by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Ltd., a Bahamian company. Tri-Z Lynn Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Zhang as the settlor and Mr. Zhang’s family members as the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)

Represents shares that may be deemed beneficially owned by FMR LLC and its wholly owned subsidiaries Fidelity Management and Research Corporation, an investment adviser registered under the Investment Company Act of 1940; Pyramis Global Advisors, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and various investment funds, including FIL Limited. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109. The number of shares beneficially owned by FMR LLC and the information provided in this footnote is as of December 31, 2012 and is based on a Schedule 13G/A filed with the SEC by FMR LLC on February 13, 2013.

(5)

Represents shares that may be deemed beneficially owned with shared voting power and dispositive power by Commonwealth Bank of Australia, Colonial Holding Company Limited, Commonwealth Insurance Holdings Limited, Colonial First State Group Limited and First State Investment Management (UK) Limited through the affiliates First State Investment Management (UK) Limited and First State Investments (Hong Kong) Limited. The address of Commonwealth Bank of Australia is Ground Floor, Tower 1, 201 Sussex Street, Sydney, New South Wales, 2000, Commonwealth of Australia. The number of shares and the information provided in this footnote is as of December 31, 2012 and is based on a Schedule 13G filed with the SEC on February 14, 2013.

JPMorgan Chase Bank, N.A. has advised us that, as of April 8, 2013, 66,661,957 ADSs, representing 533,295,656 underlying ordinary shares, were held of record by Cede & Co., (DTC) and 2,202 ADSs, representing 17,616 underlying ordinary shares, were held by 10 registered shareholders domiciled in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Export Agent Arrangements

Historically, we have relied on export agents to sell our manufactured products. Between January 1, 2005 and December 31, 2008, we entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd., or Shanghai Lechen, for exporting advanced intermediates and APIs. Shanghai Lechen is owned by the parents of Dr. Ning Zhao, our director and the wife of Dr. Ge Li, our Chairman and Chief Executive Officer. As amended, under the agreement, Shanghai Lechen was entitled to receive a 0.8% commission on the exported amounts during 2010, 1.0% during 2011 and 0.8% during 2012. In connection with this arrangement, we paid $154,272, $112,942, and $91,625 to Shanghai Lechen in 2010, 2011 and 2012, respectively. The arrangement agreement is automatically renewable on an annual basis. We are currently reviewing our internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, we will continue to engage an export agent for these transactions.

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

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our 5 operating subsidiaries in the United States and our 16 operating subsidiaries in China, of which the major subsidiaries are WXAT, WASH, STA, WATJ, WASZ, WAWH and WABIO. Each of these operating subsidiaries in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other six main operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. Further, if any subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or undertake acquisitions that could benefit our businesses, allow us to pay dividends and otherwise fund and conduct our businesses. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Under the EIT Law and its implementation rules issued by the PRC State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividend is derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our global income, and our non-PRC investors may be subject to PRC income tax withholding at a rate of 10% or 20%. See Item 10.E, “Additional Information—Taxation—People’s Republic of China Taxation.”

We neither declared nor paid any dividends in 2010, 2011 or 2012 to our shareholders, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. See Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

B. Significant Changes

On March 6, 2013, our board of directors approved a share repurchase program. Under this plan, we are authorized to repurchase up to $100 million of our ADSs over the next 18-24 months, from time to time, in open-market purchases on the NYSE Euronext at prevailing market prices, in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the Exchange Act. The timing and extent of any purchases will depend upon market conditions, the trading price of our ADSs and other factors, including customary restrictions on share repurchases. The repurchase program does not obligate us to make repurchases at any specific time or in any specific situation.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol WX and have been listed since August 9, 2007. The following table sets forth the high and low closing trading prices of our ADSs on the NYSE for the periods indicated:

	Price per ADS ($)
	High	Low
Annual
2008	30.30	4.52
2009	17.30	3.76
2010	19.41	14.04
2011	18.89	10.78
2012	16.42	11.43
Quarterly
First Quarter 2011	18.49	15.07
Second Quarter 2011	18.89	16.00
Third Quarter 2011	17.82	11.56
Fourth Quarter 2011	13.92	10.78
First Quarter 2012	15.39	12.92
Second Quarter 2012	15.00	13.35
Third Quarter 2012	14.93	13.20
Fourth Quarter 2012	16.42	13.57
First Quarter 2013
Monthly
November 2012	16.42	14.32
December 2012	16.24	15.22
January 2013	16.24	15.44
February 2013	16.64	16.06
March 2013	17.91	16.88
April 2013(through April 8, 2013)	17.33	17.09

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report on Form 20-F the description of our amended and restated memorandum and articles of association contained in our report on Form 6-K, filed with the SEC on August 10, 2009. On September 10, 2008, our shareholders amended Article 80 (1) of our second amended and restated memorandum and articles of association by special resolution to specify that the number of directors of the company is, and always has been, up to ten. Prior to that amendment being made, the number of directors was fixed at nine. On August 7, 2009, our shareholders amended Article 82 of our second amended and restated memorandum and articles of association by special resolution to delete the language “in each case, only where prior Special Resolution has been obtained.”

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 1.0% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 32.8% versus the U.S. dollar from July 21, 2005 to December 31, 2012. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other 15 operating subsidiaries in China are equity joint ventures, which are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

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

People’s Republic of China Taxation

China promulgated the EIT Law and its implementing rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, will treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for EIT purposes and subject to PRC enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. In addition, the consequences of such treatment include a withholding tax applicable to our non-PRC shareholders. Specifically, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a 10% or 20% withholding tax will be imposed on dividends payable to our non-PRC enterprise or individual shareholders, respectively, and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs. The EIT Law and its implementing rules are unclear as to whether our Cayman Islands holding company will be treated as a PRC tax resident enterprise or not. See “Section D. Risk Factors - Risks Relating to China - Under China’s EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

If we are not deemed to be a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion applies only to U.S. Holders that purchase and hold our ADSs and ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as:

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

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

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

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any cash distributions (including the amount of any taxes withheld) paid on our ADSs and ordinary shares will generally be includible in a U.S. Holder’s gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Because we do not intend to determine our earnings and profits according to U.S. federal income tax principles, any distribution paid on our ADSs or ordinary shares will generally be reported as a dividend for U.S. federal income tax purposes. Such dividends would generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, certain dividends from a qualified foreign corporation may be subject to a reduced capital gains rate of taxation. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. There is no assurance, however, that any dividends paid on our ADSs will be eligible for the reduced capital gains rate. Any dividends paid by us that are not eligible for the reduced capital gains rate will be taxed as ordinary income to a non-corporate U.S. Holder. Each U.S. Holder should consult its tax advisor regarding the availability of the lower capital gains rate for any dividends we pay with respect to our ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends paid on our ADSs and ordinary shares generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. Each U.S. Holder should consult its own advisor regarding the availability of foreign tax credit under its particular circumstances.

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when a U.S. Holder sells or otherwise disposes of ADSs or ordinary shares, the U.S. Holder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and its adjusted tax basis in the ADSs or ordinary shares. A U.S. Holder’s adjusted tax basis will generally equal the amount the U.S. Holder paid for the ADSs or ordinary shares. Any gain or loss a U.S. Holder recognizes will be a long-term capital gain or loss if its holding period in our ADSs or ordinary shares is more than one year at the time of disposition. For a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. The deductibility of capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and we do not expect to be a PFIC in the foreseeable future. However, our PFIC status is tested each year and is dependent upon the composition of our assets and income and the value of our assets from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and because the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2013 or any future taxable year.

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

If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or ordinary shares, certain adverse U.S. federal income-tax rules would apply. The U.S. Holder would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition, or deemed disposition, of its ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which the U.S. Holder receives an “excess distribution” or dispose of, or is deemed to dispose of, its ADSs or ordinary shares. Distributions in respect of the U.S. Holder’s ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to its ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of the U.S. Holder’s holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in the U.S. Holder’s holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year and (d) an interest charge at the rate for underpayment of taxes would be imposed on the resulting tax allocated to such period. In addition, if we were a PFIC, no distribution that the U.S. Holder receives from us would qualify for the reduced capital gains rate discussed in the “—Dividends on ADSs and Ordinary Shares” section above.

Under certain attribution rules, if we are a PFIC, a U.S. Holder will be deemed to own its proportionate share of lower-tier PFICs and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if the U.S. Holder directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, a U.S. Holder would generally be able to avoid the “excess distribution” rules described above by making a timely “mark-to-market” election with respect to its ADSs and ordinary shares, provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. We have listed our ADSs on the NYSE and, consequently, provided our ADSs continue to be regularly traded thereon, the mark-to-market election would be available to U.S. Holders were we to be or become a PFIC. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of its taxable year over its adjusted basis in such ADSs or ordinary shares. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. A U.S. Holder’s basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. Each U.S. Holder should consult with its own tax advisor regarding potential advantages and disadvantages of making a “mark-to-market” election with respect to its ADSs or ordinary shares. The mark-to-market election will not be available for any lower-tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide U.S. Holders with the information needed to make or maintain a “Qualified Electing Fund” election.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, U.S. Holders should consult their tax advisor regarding any reporting requirements that may apply to you.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if a U.S. Holder (a) is a corporation or comes within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise complies with the applicable backup withholding rules. To establish a U.S. Holder’s status as an exempt person, the U.S. Holder will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules that exceed its U.S. federal income tax liability will be allowed as a refund or a credit against its U.S. federal income tax liability, provided that the U.S. Holder furnishes the required information to the IRS. Certain individuals holding the ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

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

Quantitative and Qualitative Disclosures about Market Risk

Foreign-Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 1.0% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign-exchange market to prevent significant short-term fluctuations in the Renminbi-dollar exchange rate. Nevertheless, under China’s current exchange-rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 32.8% versus the U.S. dollar from July 21, 2005 to December 31, 2012. Significant international pressure continues to be placed on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further and more significant volatility in the value of the Renminbi against the U.S. dollar. More recently, the PRC government has indicated a willingness to allow the Renminbi to appreciate against the U.S. dollar.

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our subsidiaries are maintained in local currency, the Renminbi, which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income. Transaction gains and losses are recognized in the statements of comprehensive income in other income, net.

Fluctuations in exchange rates directly affect our cost of revenues and net income and have a significant impact on fluctuations in our operating margins, because our net revenues were primarily generated from sales denominated in U.S. dollars, and a majority of our operating costs and expenses were denominated in Renminbi. Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of those U.S. dollars in relation to the Renminbi would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2012, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.1 million to our total cash and cash equivalents.

We periodically purchase derivative financial instruments, such as foreign-exchange forward contracts, to manage our exposure to Renminbi-dollar currency-exchange risk. The counterparty for these contracts is generally a bank. The maturity periods of these contracts range from one to 12 months. We recorded gains of $2.8 million, $4.7 million and $5.3 million on foreign-exchange forward contracts in 2010, 2011 and 2012, respectively. Our accounting policy requires us to mark to market at the end of each reporting period and to recognize the change in fair value in earnings immediately. We held foreign-exchange forward contracts with an aggregate notional amount of $305.0 million as of December 31, 2012. As of December 31, 2012, the forward contracts had a fair value of $3.1 million.

Interest-Rate Risk

Our exposure to interest-rate risk primarily relates to the interest rates for our outstanding debt and convertible notes and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2012, our total outstanding loans amounted to $64.8 million, with a weighted-average rate of 3.42%. Each of our loans is subject to a variable interest rate. A 1.0% increase in each applicable interest rate would add $0.6 million to our interest expense in 2013. We have not used any derivative financial instruments to manage our interest-risk exposure. Interest-earning instruments carry a degree of interest-rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. For a discussion of the impact of inflation, see Item 5A, “—Operating Results”.

Recently Issued Accounting Pronouncements

On July 27, 2012, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2012-02, which amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. Although ASU 2012-02 revises the examples of events and circumstances that an entity should consider in interim periods, it does not revise the requirements to test indefinite-lived intangible assets (1) annually for impairment and (2) between annual tests if there is a change in events or circumstances. ASU 2012-02 is effective for annual and interim impairment tests performed. The Company will be required to adopt ASU 2012-02 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On January 31, 2013, the FASB issued ASU 2013-01, which clarifies the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives. ASU 2013-01 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. Retrospective application is required for all comparative periods presented. The Company will be required to adopt ASU 2013-01 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI):

•

Changes in AOCI balances by component (e.g., unrealized gains or losses on available-for-sale securities or foreign-currency items). Both before-tax and net-of-tax presentations of the information are acceptable as long as an entity presents the income tax benefit or expense attributed to each component of OCI and reclassification adjustments in either the financial statements or the notes to the financial statements.

•	Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements.

The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012 and should be applied prospectively. The Company will be required to adopt ASU 2013-02 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

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

Fees Payable by the Depositary to the Issuer

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. From January 1, 2012 to April 8, 2013, we received from the depositary one payment in the amount of nil for costs related to investor relations services and waived costs of $255,000 related to the depositary’s ongoing maintenance service fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. Deloitte Touche Tohmatsu Certified Public Accountants LLP was formerly known as Deloitte Touche Tohmatsu CPA, Ltd. At the direction of the government of the PRC in accordance with applicable PRC laws and regulations, Deloitte Touche Tohmatsu CPA, Ltd. has been restructured as a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, which succeeded for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA, Ltd. with effect from January 1, 2013. That attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ying Han, who serves as the chairman, Kian-Wee Seah and Xuesong (Jeff) Leng. Our board of directors has determined that each is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. The board of directors has determined that Ying Han meets the definition of “audit committee financial expert,” as defined by the SEC.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay other fees to our auditors during the periods indicated below.

	2011	2012
Audit fees(1)	$1,435,623	$1,635,560
Audit-related fees(2)	$138,747	$91,845
Tax fees(3)	$103,696	$187,196
All other fees(4)	$118,464	$—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
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
(4)

“All other fees” means the aggregate fees billed for all other services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, other than those services covered in footnotes (1) to (3) above.

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, including the fees and terms thereof for audit services, audit-related services, tax services and other non-audit services as described in Section 10A(i)(l)(B) of the Exchange Act, other than those for de minimis services, which are approved by the audit committee or our board of directors prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 24, 2012, we purchased 22,771,021 ordinary shares at a per-ADS equivalent purchase price of $13.00, established based on a discount of slightly over 5% of the ADS closing price on February 13, 2012 from investment funds affiliated with General Atlantic LLC, or General Atlantic, who received these ordinary shares on February 12, 2012, following the conversion in full of the $35 million principal amount of our convertible notes plus accrued interest of approximately $864,000 held by General Atlantic.

On March 8, 2012, our board of directors approved a share repurchase program. Under this plan, we were authorized to repurchase up to $30 million of our ADSs over the following eighteen months. In September, 2012, we completed the share repurchase plan with a total of 2.1 million ADSs repurchased.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2012.

Period	(a) Total Number of Ordinary Shares Purchased		(b) Average Price Paid Per Ordinary Shares	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
February 1, 2012 to February 29, 2012	22,771,021	*	$1.63	Nil	Nil
May 1, 2012 to May 31, 2012	1,927,592		$1.75	1,927,592	26,621,803
June 1, 2012 to June 30, 2012	3,843,856		$1.78	5,771,448	19,797,324
July 1, 2012 to July 31, 2012	4,846,432		$1.73	10,617,880	11,430,848
August 1, 2012 to August 31, 2012	3,903,200		$1.76	14,521,080	4,568,357
September 1, 2012 to September 17, 2012	2,590,864		$1.76	17,111,944	12

*	The 22,771,021 ordinary shares were purchased by us from General Atlantic following the conversion in full of convertible notes plus accrued interest held by General Atlantic.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

INDEX TO EXHIBITS

Number	Description
1.1††	Second Amended and Restated Memorandum and Articles of Association of WuXi PharmaTech (Cayman) Inc. reflecting the September 10, 2008 amendment, and the August 7, 2009 amendment.

2.1*	Specimen American Depositary Receipt.

2.2*	Specimen Certificate for Ordinary Shares.

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts.

4.1*	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007.

4.2*	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007.

4.3****	Form of Convertible Note Agreement between WuXi PharmaTech (BVI) Inc. and convertible note purchasers.

4.4*	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007.

4.5*	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007.

4.6*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the vendors named therein.

4.7*	2007 Employee Share Incentive Plan.

4.8*	Form of Option Agreement.

4.9*	Form of Indemnification Agreement between the Registrant and its directors.

4.10*	Form of Employment Agreement between WuXi PharmaTech Co., Ltd. and its other executive officers.

Number	Description
4.13**	Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and AppTec Laboratory Services, LLC, dated as of December 3, 2002.

4.14***	Second Amendment to Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and WuXi AppTec Inc., dated December 30, 2008.

4.15**	Lease Agreement by and between Highwoods Realty Limited Partnership and AppTec Laboratory Services, Inc., dated as of February 28, 2003 and First Amendment dated as of April 4, 2005 and Second Amendment dated as of April 30, 2008.

4.16***	Second Amendment to Lease Agreement by and between Alpha Exchange, LLC, formerly known as Highwoods Realty Limited Partnership and WuXi AppTec Inc. dated as of April 30, 2008.

4.17**	Lease Agreement by and between 1201 Northland Drive LLC and AppTec Laboratory Services, LLC, dated as of August 31, 2007.

4.18***	First Amendment to Lease Agreement by and between 1201 Northland Drive LLC and WuXi AppTec, Inc., dated as of June 10, 2008.

4.19**	Lease Agreement by and among Popefield North, LLC, formerly known as Lonnie Pope, AppTec Laboratory Services, Inc., formerly known as ViroMed Laboratories doing business as Axios, Inc., Bryant & Associates and Cushman & Wakefield of Georgia, Inc., dated as of March 18, 1997, and First Amendment dated as of June 27, 2002, Second Amendment dated as of March 28, 2005, Third Amendment dated as of June 29, 2007, and Fourth Amendment dated as of November 14, 2007.

4.20*†	Master Chemistry Service Agreement, dated January 2, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.21*†	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical Incorporated and WuXi PharmaTech Co., Ltd.

8.1	List of Subsidiaries.

11.1*	Code of Business Conduct and Ethics.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Schedule I – Condensed Financial Information Of Registrant.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-144806), as amended, initially filed with the SEC on July 24, 2007.
**	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 16, 2008.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 25, 2009.
†	Confidential treatment has been requested and granted with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.
††	Previously filed with the Registrant’s report on Form 6-K, filed with the SEC on August 10, 2009.
†††	Previously filed with the Registrant’s registration statement on Form S-8, filed with the SEC on July 30, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 17, 2013	WuXi PharmaTech (Cayman), Inc.

/s/ Edward Hu
Name: Edward Hu
Title: Chief Financial Officer and Chief Operating Officer

WUXI PHARMATECH (CAYMAN) INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2011 and 2012	F-4
Consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012	F-6
Consolidated statements of changes in equity for the years ended December 31, 2010, 2011 and 2012	F-7
Consolidated statements of cash flows for the years ended December 31, 2010, 2011 and 2012	F-8
Notes to the consolidated financial statements	F-10
Schedule 1—WuXi PharmaTech (Cayman) Inc. condensed financial statements as of December 31, 2011 and 2012, and for the years ended December 31, 2010, 2011 and 2012	F-46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the accompanying consolidated balance sheets of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 17, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the internal control over financial reporting of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated April 17, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 17, 2013

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	71,368	54,133
Restricted cash	2,458	423
Short-term investments	128,054	175,245
Accounts receivable, net of allowance of $943 and $712 for 2011 and 2012, respectively	72,736	99,578
Inventories	45,351	47,774
Other current assets	10,605	9,752
Deferred tax assets	4,528	9,055

Total current assets	335,100	395,960

Non-current assets:
Long-term investments	4,335	14,015
Goodwill	34,701	32,561
Property, plant and equipment, net	245,694	264,381
Intangible assets, net	10,568	7,268
Prepaid land use rights	5,488	5,564
Deferred tax assets	8,499	3,037
Other non-current assets	19,469	19,749

Total non-current assets	328,754	346,575

Total assets	663,854	742,535

Liabilities and equity
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	28,661	59,089
Convertible notes-current	35,864	—
Accounts payable	22,803	21,808
Accrued liabilities	20,913	27,411
Deferred revenue	15,881	17,052
Advanced subsidies	6,417	9,265
Other taxes payable	2,196	1,581
Income tax payable	4,233	4,305
Other current liabilities	5,785	6,910

Total current liabilities	142,753	147,421

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2011	2012
Non-current liabilities:
Long-term debt, excluding current portion	1,646	5,697
Advanced subsidies	3,215	2,663
Long-term payables	3,944	732
Other non-current liabilities	6,570	7,799

Total non-current liabilities	15,375	16,891

Total liabilities	158,128	164,312

Commitments and contingencies (Note 18)
Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2011 and 2012; 570,489,352 and 561,121,002 issued and outstanding as of December 31, 2011 and 2012, respectively)	11,410	11,222
Additional paid-in capital	345,832	331,714
Accumulated earnings	103,159	188,604
Accumulated other comprehensive income	45,325	46,683

Total equity	505,726	578,223

Total liabilities and equity	663,854	742,535

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012
Net revenues*:
Laboratory Services	278,908	311,638	382,890
Manufacturing Services	55,153	95,539	117,022

	334,061	407,177	499,912

Cost of revenues*:
Laboratory Services	(166,436)	(184,882)	(235,148)
Manufacturing Services	(40,033)	(65,851)	(81,526)

	(206,469)	(250,733)	(316,674)

Gross profit	127,592	156,444	183,238

Operating expenses (income):
Selling and marketing expenses	(9,086)	(10,271)	(15,335)
General and administrative expenses	(46,640)	(56,954)	(70,324)
Research and development expenses	(368)	(5,409)	(8,136)
Impairment charges for goodwill and intangible assets	—	—	(3,415)
Revaluation of contingent consideration	—	—	3,391
Total operating expenses	(56,094)	(72,634)	(93,819)

Operating income	71,498	83,810	89,419
Other income, net	28,410	8,509	8,548
Interest expense	(436)	(790)	(1,718)
Interest income	1,583	6,056	7,728

Income before income taxes	101,055	97,585	103,977
Income tax expense	(10,244)	(16,606)	(17,393)

Net income	90,811	80,979	86,584

Earnings per share
Basic	0.16	0.14	0.15
Diluted	0.15	0.13	0.15
Other comprehensive income:
Currency translation adjustments	9,438	18,807	1,358

Comprehensive income	100,249	99,786	87,942

Shares used in calculating basic earnings per share	556,338,146	567,076,049	568,366,612
Shares used in calculating diluted earnings per share	597,522,573	603,517,876	582,378,749

*	Process Chemistry revenues of $15.9 million and $20.4 million and Process Chemistry cost of revenues of $8.7 million and $12.7 million for years 2010 and 2011, respectively, have been reclassified from Laboratory Services to Manufacturing Services (see Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Ordinary		Additional Paid-In	Accumulated Earnings	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	(Deficit)	Income	Equity
Balance as of January 1, 2010	550,609,256	11,012	320,672	(68,631)	17,080	280,133
Issuance of ordinary shares pursuant to share option plan	10,362,824	207	2,156	—	—	2,363
Share-based compensation expense	—	—	10,085	—	—	10,085
Currency translation adjustment	—	—	—	—	9,438	9,438
Net income	—	—	—	90,811	—	90,811

Balance as of December 31, 2010	560,972,080	11,219	332,913	22,180	26,518	392,830
Issuance of ordinary shares pursuant to share option plan	9,517,272	191	1,446	—	—	1,637
Share-based compensation expense	—	—	11,473	—	—	11,473
Currency translation adjustment	—	—	—	—	18,807	18,807
Net income	—	—	—	80,979	—	80,979

Balance as of December 31, 2011	570,489,352	11,410	345,832	103,159	45,325	505,726
Issuance of ordinary shares pursuant to share option plan	7,743,594	155	1,225	—	—	1,380
Share-based compensation expense	—	—	14,314	—	—	14,314
Conversion of convertible notes	22,771,021	455	35,409	—	—	35,864
Repurchase of ordinary shares issued for convertible notes	(22,771,021)	(455)	(35,409)	(1,139)		(37,003)
Repurchase of ordinary shares	(17,111,944)	(343)	(29,657)	—	—	(30,000)
Currency translation adjustment	—	—	—	—	1,358	1,358
Net income	—	—	—	86,584	—	86,584

Balance as of December 31, 2012	561,121,002	11,222	331,714	188,604	46,683	578,223

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012
Operating activities:
Net income	90,811	80,979	86,584
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	10,085	11,473	14,314
Depreciation and amortization expense	29,208	33,997	41,672
Provision for doubtful receivables	10	403	486
Inventory write down	272	997	714
Loss on disposal of long-lived assets	1,384	1,362	641
Revaluation of contingent consideration	—	—	(3,391)
Impairment charges for goodwill and intangible assets	—	—	3,415
Goodwill adjustment due to final purchase price allocation	—	—	479
Loss (gain) on forward contracts marked to market	(2,258)	1,600	(2,053)
Loss from equity-method investments	—	—	642
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(11,497)	(14,399)	(27,312)
Inventories	(2,820)	(26,808)	(3,175)
Other current assets	(3,737)	(332)	1,250
Other non-current assets	2,888	237	6
Accounts payable	1,950	5,018	1,629
Accrued liabilities	3,006	(1,698)	6,431
Other taxes payable	(157)	184	1,511
Other current liabilities	780	(831)	1,577
Deferred revenue	4,083	6,282	1,152
Advanced subsidies	1,499	314	1,144
Deferred taxes	147	2,286	3,162
Long-term payable	—	—	177

Net cash provided by operating activities	125,654	101,064	131,055

Investing activities:
Acquisition of businesses, net of cash acquired	—	(12,555)	—
Purchase of property, plant and equipment	(48,876)	(63,405)	(66,869)
Proceeds from sales of property, plant and equipment	28	77	69
Purchase of intangible assets	(543)	(605)	(968)
Change in restricted cash	(607)	(396)	2,032
Purchase of short-term investments	(118,177)	(280,772)	(305,582)
Purchase of long-term investments	—	(4,335)	(10,321)
Sales of short-term investments	103,405	196,165	259,283
Advanced subsidy received for construction	2,968	3,163	4,779
Payment for residential buildings	—	(15,871)	—

Net cash used in investing activities	(61,802)	(178,534)	(117,577)

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012
Financing activities:
Proceeds from long-term debt	—	—	4,260
Repayment of long-term debt	(251)	(315)	(265)
Proceeds from short-term bank borrowings	—	55,950	77,241
Repayment of short-term bank borrowings	(34,374)	(27,500)	(46,853)
Proceeds from exercise of share options	2,363	1,637	1,381
Repurchase of ordinary shares issued for convertible notes	—	—	(37,003)
Repurchase of ordinary shares	—	—	(30,000)

Net cash provided by (used in) financing activities	(32,262)	29,772	(31,239)

Effect of exchange rate changes on cash and cash equivalents	3,301	3,665	526
Net increase (decrease) in cash and cash equivalents	34,891	(44,033)	(17,235)
Cash and cash equivalents at beginning of year	80,510	115,401	71,368

Cash and cash equivalents at end of year	115,401	71,368	54,133

Supplemental disclosure of cash flow information:
Cash paid for interest	(768)	(615)	(1,566)
Cash paid for income taxes	(9,263)	(13,226)	(15,606)
Non-cash investing and financing activities:
Purchases of property, plant and equipment included in accounts payable	5,144	6,955	4,292

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

WuXi PharmaTech (Cayman) Inc. (“the Company”) was incorporated under the laws of the Cayman Islands on March 16, 2007. As of December 31, 2012, the Company operated primarily through the following subsidiaries:

Name of company	Place and date of incorporation / acquisition	Attributable equity interest held	Principal activity
WuXi AppTec (BVI) Inc. (“WXAT BVI”)	British Virgin Islands June 3, 2004	100%	Holding company of People’s Republic of China (“PRC”) subsidiaries
WuXi AppTec Co., Ltd. (“WXAT”)	PRC July 13, 2005	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec (Shanghai) Co., Ltd. (“WASH”)	PRC April 2, 2002	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai SynTheAll PharmaTech Co., Ltd. (“STA”)	PRC January 23, 2003	100%	Pharmaceutical manufacturing
WuXi AppTec (Suzhou) Co., Ltd. (“WASZ”)	PRC October 8, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec (Tianjin) Co., Ltd. (“WATJ”)	PRC June 5, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec Holding Company, Inc. (“AppTec Holding”)	United States of America (“United States” or “U.S.”) January 3, 2008	100%	Holding company of U.S. subsidiaries
WuXi AppTec, Inc. (“AppTec”)	United States January 3, 2008	100%	Laboratory services to biotechnology and medical device industries
WX (BVI), Ltd.	British Virgin Islands July 4, 2008	100%	Holding company of European subsidiaries
Kaipara Enterprises Ltd.	Cyprus July 14, 2008	100%	Shell company
Klivia Investments Sp. Z o.o.	Poland July 31, 2008	100%	Intermediate holding company
WuXi AppTec Biopharmaceuticals Co., Ltd. (“WABIO”)	PRC May 25, 2010	100%	Biologics manufacturing
WuXi AppTec (Wuhan) Co., Ltd. (“WAWH”)	PRC November 30, 2010	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai AppTec (HK) Ltd.	Hong Kong December 10, 2010	100%	Shell company
Global Bond Investments Ltd.	Hong Kong December 8, 2010	100%	Investment management
Chemdepo, Inc. (“Chemdepo”)	United States March 30, 2011	100%	Radioactive chemistry compound synthesis service to pharmaceutical and biotechnology industries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Name of company	Place and date of incorporation / acquisition	Attributable equity interest held	Principal activity
WuXi AppTec UK, Inc. (“AppTec UK”)	United Kingdom January 17, 2011	100%	Sales company
WuXi AppTec Sales, LLC (“Sales LLC”)	United States January 19, 2011	100%	Sales company
STA Pharmaceutical Hong Kong Ltd. (“STA HK”)	Hong Kong April 12, 2011	100%	Sales company
Shanghai STA Pharmaceutical R&D Co., Ltd. (“STA R&D”)	PRC April 15, 2011	100%	Pharmaceutical process development and manufacturing
WuXi PharmaTech Investment Holdings (Cayman) Inc.	United States May 24, 2011	100%	Investment holding company
WuXi PharmaTech Investments (Cayman) Inc.	Cayman Islands May 24, 2011	100%	Investment management
WuXi PharmaTech Fund I General Partner L.P.	Cayman Islands May 24, 2011	100%	Investment management
WuXi PharmaTech Investment Management (Cayman) Inc.	Cayman Islands May 24, 2011	100%	Investment management
WuXi PharmaTech Healthcare Fund I L.P.	Cayman Islands May 24, 2011	100%	Corporate venture investment fund (US dollar fund)
Wuxi AppTec Investment & Development Co., Ltd.	PRC June 29, 2011	100%	Investment management
WuXi AppTec Biomedical Investment Management L.P.	PRC July 18, 2011	100%	Investment management
WuXi AppTec Equity Investment Management Co., Ltd.	PRC August 11, 2011	100%	Investment management
WuXi AppTec Investment Fund I L.P.	PRC August 16, 2011	100%	Corporate venture investment fund
WuXi AppTec Clinical Research and Regulatory Services Co., Ltd. (“WACR”)	PRC September 23, 2011	100%	Clinical development and regulatory services
Abgent, Inc.	United States October 14, 2011	100%	Biologics reagent research and sales
Abgent Europe Ltd.	United Kingdom October 14, 2011	100%	Biologics reagent sales
Abgent Biotechnology (Shanghai) Co., Ltd.	PRC October 14, 2011	100%	Biologics reagent production
Abgent Biotechnology (Suzhou) Co., Ltd. (“Abgent Suzhou”)	PRC October 14, 2011	100%	Biologics reagent development and production
MedKey Med-Tech Development Co., Ltd.	PRC October 31, 2011	100%	Clinical research organization

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES—continued

Name of company	Place and date of incorporation / acquisition	Attributable equity interest held	Principal activity
Jiecheng Med-Tech Development Co., Ltd.	PRC October 31, 2011	100%	Clinical research organization
WuXi AppTec (Changzhou) Co., Ltd.	PRC December 15, 2011	100%	Pharmaceutical manufacturing
WuXi AppTec (Nanjing) Testing Technology Co., Ltd.	PRC December 16, 2011	100%	Testing services (no activity in 2012)
WuXi AppTec (Hong Kong) Ltd.	PRC March 26, 2012	100%	Sales company
WuXi AppTec (Suzhou) Testing Technology Co., Ltd.	PRC May 30, 2012	100%	Testing services (no activity in 2012)
STA Pharmaceutical (Haimen) Co., Ltd.	PRC July 2, 2012	100%	Pharmaceutical manufacturing (no activity in 2012)

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(e) Inventories

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

(f) Investments

Investments in debt and equity securities are primarily comprised of held-to-maturity securities and are measured at amortized cost. The Company classifies investments with maturities of more than three months and less than twelve months as short-term investments, and it classifies investments with maturities of more than twelve months as long-term investments.

The Company accounts for the investments in the investees of which the Company owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies as cost-method investments. The Company’s cost-method investments are carried at historical cost and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect on the investments’ value. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investments’ cost over its fair value when the impairment is deemed other than temporary.

The Company accounts for the investments in the investees over which the Company has the ability to exert significant influence over the investees’ operating and financial policies using the equity method of accounting. The share of earnings or losses of the investees is recognized in the Company’s consolidated statements of comprehensive income and adjusts the carrying amount of the investments. Dividends received reduce the carrying amount of the investments. Equity-method investments are reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other than temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Company to hold investments and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other than temporary.

(g) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. There was no interest capitalized into property, plant and equipment in 2010, 2011 and 2012. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. The Company expenses repair and maintenance costs when they are incurred.

Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Buildings	20 years
Vehicles	5 years
Fixtures and equipment	1 to 15 years
Building improvement	3 to 11 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

(j) Goodwill

Goodwill represents the cost in excess of the fair value of net tangible and identifiable intangible assets acquired in business combinations. The Company adopted Accounting Standards Update (“ASU”) 2011-08, Intangibles-Goodwill and Other (Topic 350), since 2012, which give the Company an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-steps goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit is determined by the Company, using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management has selected November 30 to perform its annual impairment test.

In the third quarter of 2012, the Company adjusted goodwill of $0.48 million in connection with the adjustment of the acquired deferred tax assets. In addition, the Company determined that an indication of potential goodwill and long-lived asset impairment existed due in large part to the poor commercial performance of Abgent’s antibody pool evidenced by a significant decline in new sales orders commencing in the fourth quarter of 2012. As a result of the analysis, the Company recognized a goodwill impairment of $1.7 million.

A rollforward of goodwill by segment is as follows:

	Laboratory Services	Manufacturing Services	Total
Balance as of January 1, 2011	$23,956	$—	$23,956
Goodwill arising from acquisitions	10,745	—	10,745
Balance as of December 31, 2011	34,701	—	34,701
Goodwill adjustments	(479)	—	(479)
Impairment recognized	(1,661)		(1,661)

Balance as of December 31, 2012	$32,561	$—	$32,561

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(k) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to the future undiscounted cash flows that the assets are expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the amount by which the carrying value of the assets exceeds their fair value.

For the reason stated in Note 2(j), the Company performed a recoverability test of its long-lived assets associated with the Abgent business in the fourth quarter of 2012. Based on this analysis, the Company recognized an impairment of acquired intangibles of $1.8 million.

Fair value of the long-lived intangible assets was determined by the Company based on the excess-earnings method, a method within the income approach whereby the value of an intangible asset is determined by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings method explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market.

(l) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Revenue was recognized net of sales-related taxes of $0.1 million, $0.3 million and $0.4 million for the years ended December 31, 2010, 2011 and 2012, respectively.

For laboratory services provided on a fee-for-service or project basis, the Company recognizes revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report or a quantity of pharmaceutical compound. For services on a fee-for-service or project basis that span multiple accounting periods, the Company recognizes revenue as it performs services and satisfies its contractual obligations, measured on a proportional-performance basis, generally using output measures that are specific to the service being provided. Examples of output measures include dosing performed, specimens prepared and hours worked. Nearly all of the fee-for-service contracts have durations of less than one year.

For laboratory services provided under a full time equivalent (“FTE”) basis, the customer pays a fixed rate per FTE employee and the Company recognizes revenue as the services are provided. FTE contracts do not require acceptance by the customer of specified deliverables from the Company.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(m) Research and development expense

Research and development expenses include costs directly attributable to the conduct of research and development programs, mainly including the labor cost, consumed materials and other expenses incurred in the activities of research and development. All costs associated with research and development are expensed as incurred.

(n) Shipping and handling costs

Shipping and handling costs relating to the delivery of technical reports or products are included in selling expenses and were $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2010, 2011 and 2012, respectively.

(o) Government subsidies

Government subsidies are initially recorded as advanced subsidies and are recognized as reductions of general and administrative expenses, as other income or as reductions of the cost of assets acquired when the associated obligations for earning such subsidies have been met. The Company received government subsidies of $8.6 million, $9.9 million and $14.0 million during the years ended December 31, 2010, 2011 and 2012, respectively. The Company recognized government subsidies for general corporate purposes of $4.1 million, $6.4 million and $8.1 million as either a reduction of general and administrative expenses or as other income and $1.5 million, $1.8 million and $3.7 million as reductions of the cost of assets acquired during the years ended December 31, 2010, 2011 and 2012, respectively. In 2012, a local government provided the Company with the use of certain laboratories for free for a period of five years.

As of December 31, 2011 and 2012, the Company had recorded balances of advanced subsidies of $9.6 million and $11.9 million, respectively.

(p) Operating leases

Leases where substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Operating lease expense is charged to the consolidated statement of operations on a straight-line basis over the lease period.

The Company has obtained certain deferred lease credits, which represent leasehold improvements made directly by the Company that are to be reimbursed by the landlord. Deferred lease credits are amortized using the straight-line method over the related lease term, beginning with the lease commencement date, and recorded as a component of lease expense.

(q) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $0.5 million, $0.6 million and $0.7 million for the years ended December 31, 2010, 2011 and 2012, respectively, and are classified as selling and marketing expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(r) Share-based compensation

Share-based awards are recognized as compensation expenses, net of estimated forfeitures, in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the service period. Share-based compensation expense has been recorded in either cost of revenues, selling and marketing expenses or general and administrative expenses, depending on the job functions of the grantees. The Company recognized share-based compensation expense of $10.1 million, $11.5 million and $14.3 million for the years ended December 31, 2010, 2011 and 2012, respectively (see Note 13).

Share-based compensation has been recorded as follows:

	Year Ended December 31,
	2010	2011	2012
Cost of revenues	3,636	3,793	3,905
Selling and marketing expenses	121	13	231
General and administrative expenses	6,328	7,667	10,178

Total	10,085	11,473	14,314

(s) Income taxes

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

Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not to be sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely to be sustained upon the ultimate settlement of such uncertain position.

(t) Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and the if-converted method for convertible notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(u) Foreign currency translation

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

The financial records of the Company’s PRC subsidiaries are maintained in Renminbi (“RMB”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Cumulative translation adjustments are shown as a separate component of accumulated other comprehensive income in the statement of changes in equity and comprehensive income. Transaction gains and losses are recognized in the statements of operations in other income, net.

The RMB is not a freely convertible currency. The PRC State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC’s foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $48.2 million and $10.5 million as of December 31, 2011 and 2012, respectively.

(v) Derivative instruments

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

The gains from foreign-exchange forward contracts were $2.8 million, $4.7 million and $5.3 million for the years ended December 31, 2010, 2011 and 2012, respectively, and have been included in other income, net.

(w) Comprehensive income

Comprehensive income is comprised of net income and foreign-currency translation adjustments. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(x) Concentration of credit risks

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents mainly with large, state-owned financial institutions in the PRC.

The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company establishes an allowance for doubtful receivables primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

(y) New accounting pronouncements

On July 27, 2012, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2012-02, which amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. Although ASU 2012-02 revises the examples of events and circumstances that an entity should consider in interim periods, it does not revise the requirements to test indefinite-lived intangible assets (1) annually for impairment and (2) between annual tests if there is a change in events or circumstances. ASU 2012-02 is effective for annual and interim impairment tests performed. The Company is required to adopt ASU 2012-02 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On January 31, 2013, the FASB issued ASU 2013-01, which clarifies the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives. ASU 2013-01 is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those years. Retrospective application is required for all comparative periods presented. The Company is required to adopt ASU 2013-01 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI):

•

Changes in AOCI balances by component (e.g., unrealized gains or losses on available-for-sale securities or foreign-currency items). Both before-tax and net-of-tax presentations of the information are acceptable as long as an entity presents the income tax benefit or expense attributed to each component of OCI and reclassification adjustments in either the financial statements or the notes to the financial statements.

•	Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements.

The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012 and should be applied prospectively. The Company is required to adopt ASU 2013-02 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

3. ACQUISITIONS

Charles River Laboratories International Inc. (“Charles River”)

On April 26, 2010, the Company and Charles River, a contract research organization based in Wilmington, Massachusetts, entered into an Agreement and Plan of Arrangement, referred to as an acquisition agreement. On July 29, 2010, the Company signed a termination agreement with Charles River to terminate the acquisition agreement. In accordance with the terms of the termination agreement, on July 29, 2010, the Company received a $30.0 million termination fee payment from Charles River in full satisfaction of the parties’ obligations under the acquisition agreement. The termination agreement also included mutual releases of any claims and liabilities arising out of or relating to the acquisition agreement. Of the $30.0 million termination fee, $5.0 million was used to offset the merger-related costs recorded in general and administrative expenses and the remaining $25.0 million was recorded in other income, net.

Abgent Inc. and its subsidiaries (“Abgent”)

On October 14, 2011, the Company acquired Abgent, a provider of biological research reagent products and services based in Suzhou, PRC, and San Diego, United States.

The purchase price of $12.1 million includes an $ 8.8 million cash payment on the acquisition date and an additional $3.3 million, which represents the fair value of a $5.0 million contingent cash payment to be made based on the achievement of certain revenue targets over the next two years. The fair value of the contingent cash consideration was estimated using a probability-weighted discounted cash flow model. Key assumptions include probabilities assigned to revenues and a discount rate based on the Company’s estimated borrowing costs.

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the acquired assets and assumed liabilities were recorded at their fair value at the date of acquisition as follows:

	Amount	Amortization Period
Current assets	$2,823
Property, plant and equipment	807
Intangible assets-brand names	2,532	30 years
Intangible assets-customer relationships	243	10 years
Intangible assets-patents	484	5.9-10 years
Intangible assets-non-compete agreements	1,105	5 years
Goodwill	7,927
Current liabilities	(2,307)
Deferred tax liabilities	(1,540)

Total purchase price	$12,074

In the third quarter of 2012, the Company adjusted the acquired deferred tax assets of $0.48 million. The $7.9 million of goodwill was assigned to the laboratory services segment.

The Company recognized the goodwill impairment of $1.7 million during the year ended December 31, 2012.

The Company measured the fair value of the brand names and patents under the relief-from-royalty method. Under the methodology, fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the brand name, royalty rates and estimated asset lives. Customer relationships were valued using the excess-earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. Key assumptions included discounted cash flow analyses, estimated product cycles and customer attrition rates. The Company measured the fair value of non-compete agreements based on incremental discounted cash flows analyses computed with and without assumed competition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the acquired assets and assumed liabilities were recorded at their fair value at the date of acquisition as follows:

	Amount	Amortization Period
Current assets	$1,449
Intangible assets-brand names	1,445	20 years
Intangible assets-customer relationships	1,393	10 years
Intangible assets-non-compete agreements	284	5 years
Goodwill	1,617
Current liabilities	(1,325)
Deferred tax liabilities	(781)

Total purchase price	$4,082

The $1.6 million of goodwill was assigned to the laboratory services segment.

The Company measured the fair value of the brand names under the relief-from-royalty method. Under this methodology, fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the brand names, royalty rates and estimated asset lives. Customer relationships were valued using the excess-earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible assets after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets. Key assumptions included discounted cash flow analyses, estimated product cycles and customer attrition rates. The Company measured the fair value of non-compete agreements based on incremental discounted cash flows analyses computed with and without assumed competition.

Chemdepo

On March 30, 2011, the Company acquired Chemdepo, a U.S.-based service provider for the pharmaceutical industry. Chemdepo primarily offers radioactive chemistry compound synthesis services.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

As of December 31, 2011 and 2012, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Description		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts — recorded in other current assets	$2,051	$—	$2,051	$—
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts — recorded in other current liabilities	(1,050)	—	(1,050)	—

Total	$1,001	$—	$1,001	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

4. FAIR VALUE MEASUREMENT—continued

Description		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other current assets	$3,073	$—	$3,073	$—
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other current liabilities	(18)	—	(18)	—

Total	$3,055	$—	$3,055	$—

The following tables present the amounts related to derivative instruments affecting the Company’s consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012:

Derivative Type	Amount of Gain on Derivatives Recognized in Income
	2010	2011	2012
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts —recorded in other income, net	$2,773	$4,712	$5,337

The Company held deliverable foreign-exchange forward contracts with a total notional value of $55.0 million and $155.0 million as of December 31, 2011 and 2012, respectively. These contracts mature in three to fifteen months. In 2011 and 2012, the Company entered into non-deliverable foreign-exchange forward contracts with a well-known financial institution. Under such contracts, parties agree to exchange two currencies at a pre-determined rate at a specified future date without physical delivery of the currencies. A non-deliverable forward currency contract is an illiquid instrument that is not transferrable or tradable. As such, the Company will hold the instruments until the settlement date. The Company held non-deliverable forward contracts with notional value of $170.5 million and $90.0 million as of December 31, 2011 and 2012, respectively, and non-deliverable forward contract options with notional values of $73.0 million and $60.0 million as of December 31, 2011 and 2012, respectively. These contracts mature in one to thirteen months from the contract date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

4. FAIR VALUE MEASUREMENT—continued

Date	Financial Instrument	Notional Value	Fair Value
As of December 31, 2011	Deliverable foreign-exchange forward contracts	$55,000	$1,185
As of December 31, 2011	Non-deliverable foreign-exchange forward contracts and options	$243,539	$(184)

Date	Financial Instrument	Notional Value	Fair Value
As of December 31, 2012	Deliverable foreign-exchange forward contracts	$155,000	869
As of December 31, 2012	Non-deliverable foreign-exchange forward contracts and options	$150,000	2,186

The Company used the Black-Scholes option pricing model in valuing the non-deliverable foreign exchange forward contract options. The Black-Scholes model requires inputs including the spot, forward and interest rates and market-implied volatility, which were derived from external sources.

For the remainder of the derivative financial instruments, the Company used a discounted cash flow methodology, which requires inputs such as interest-rate yield curves and foreign exchange rates.

The significant inputs used in the aforementioned models are either directly observable or can be corroborated with market-observable data and therefore the fair value measurements are classified as Level 2.

The estimated fair value of the Company’s financial instruments, including short-term investments, accounts receivables, advances to suppliers, accounts payable, income taxes payable, accrued liabilities and short-term borrowings, approximates their carrying value due to their short-term nature. At December 31, 2012, the Company’s long-term investments in privately held companies had a total fair value of $14.0 million, which approximated investment cost. The fair value of long-term borrowings as of December 31, 2011 and 2012 totaled $1.7 million and $5.2 million, respectively, amounts estimated based on discounted cash flow analyses at prevailing market rates on each valuation date. The convertible notes had a carrying value of $35.9 million as of December 31, 2011. The fair value of these convertible notes was $35.9 million as of December 31, 2011, which was determined using the present value of the loan feature and the fair value of the conversion feature computed using the Black-Scholes model. All convertible notes were converted into ordinary shares in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

4. FAIR VALUE MEASUREMENT—continued

The following table presents the Company’s assets measured at fair value on a non-recurring basis for the year ended December 31, 2012:

Description		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss
Acquired intangibles	$2,138	$—	$—	$2,138	$1,754
Goodwill	6,266		—	6,266	1,661

Total	$8,404	$—	$—	$8,404	$3,415

Primarily as a result of Abgent’s financial performance in 2012 and reduced expectations of future cash flows from certain identified intangible assets, the Company determined that the Abgent brand name, patents, non-compete agreements and customer relationships with a carrying amount of $3.9 million were not recoverable and consequently recorded an impairment charge of $1.8 million for the year ended December 31, 2012. The goodwill attributable to Abgent of $7.9 million was written down to its implied fair value of $6.3 million, resulting in an impairment charge of $1.7 million for the year ended December 31, 2012.

5. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2011	2012
Raw materials	$12,026	$13,955
Work-in-progress	19,417	14,666
Finished goods	13,908	19,153

Total	$45,351	$47,774

For the years ended December 31, 2010, 2011 and 2012, inventories were written down by $0.3 million, $2.2 million and $2.9 million, respectively, to reflect the lower of cost or market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

6. LONG-TERM INVESTMENTS

Equity-method investments

Investments accounted for by the equity method consist of the following:

	As of December 31, 2012
	Carrying Amount	Ownership Percentage
NICLC	$637	40%
SCL	4,858	50%

Total	5,495

On April 19, 2012, the Company invested $0.6 million in Nanjing Innovative Compound Library Center, Ltd. (“NICLC”), and obtained 40% of NICLC’s outstanding shares. This investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of NICLC.

On September 12, 2012, the Company and MedImmune, the global biologics arm of AstraZeneca, formed a joint venture, Soaring China Ltd. (“SCL”), to develop and commercialize MEDI5117, a novel biologic for autoimmune and inflammatory diseases, in China. As of December 31, 2012, the Company had invested $5.5 million into SCL. This investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of the joint venture. The Company recognized its share of the joint venture’s loss of $0.6 million incurred for the year ended December 31, 2012.

On December 12, 2012, the Company and Pharm Research Associates (UK) Ltd. (“PRA”), a leading global clinical contract research organization, entered into a joint venture agreement to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. As of December 31, 2012, the approval of the joint venture’s operating license by the Chinese government was pending. Once approval is obtained, these operations, which are currently conducted in wholly owned subsidiaries, specifically, WACR and Jiecheng Med-Tech Development Co., Ltd., will subsequently be accounted for as equity-method investments.

Cost-method investments

To enhance its platform of capabilities, in 2011 the Company formed investment companies and corporate venture funds to invest in technology and life-science companies. As of December 31, 2012, the Company had invested $8.5 million in certain technologies and life-science companies. These investments were all accounted for using the cost method since the Company does not have the ability to exert significant influence over the investees. As of December 31, 2012, there had been no identified events or changes in circumstances that had a significant adverse effect on the investments or other indicators of impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2011	2012
Buildings	$71,953	$73,261
Vehicles	2,684	2,655
Fixtures and equipment	178,411	215,450
Building improvements	57,284	72,202

Total	310,332	363,568
Less: Accumulated depreciation	(103,033)	(140,402)

Subtotal	207,299	223,166
Construction in progress	38,395	41,215

Property, plant and equipment, net	$245,694	$264,381

Depreciation expense was $25.9 million, $31.9 million and $39.1 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Impairment charges for property, plant and equipment were $0, $0 and $0 for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2011 and 2012, the Company did not have any pledged property, plant and equipment to secure banking facilities granted to the Company.

8. INTANGIBLE ASSETS, NET

As of December 31, 2011 and 2012, the Company had the following balances of amortizable intangible assets:

	As of December 31,
	2011	2012
Cost:
Customer relationships	$11,132	$10,682
Patents	484	359
Trade names	3,983	3,429
Non-compete agreements	1,390	535
Software	6,779	7,768

Total	$23,768	$22,773

Accumulated amortization:
Customer relationships	(8,182)	(9,443)
Patents	(17)	(96)
Trade names	(30)	(185)
Non-compete agreements	(56)	(315)
Software	(4,915)	(5,466)

Total	$(13,200)	$(15,505)

Intangible assets, net	$10,568	$7,268

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

8. INTANGIBLE ASSETS, NET—continued

The Company recorded amortization expense of $3.3 million, $2.1 million and $2.5 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Impairment charges for intangible assets of $0, $0 and $1.8 million were recorded for the years ended December 31, 2010, 2011 and 2012, respectively.

The following table presents the total estimated amortization expense for intangible assets for future years:

Year	Total
2013	866
2014	771
2015	725
2016	684
2017	592
Thereafter	3,630

Total	7,268

9. OTHER NON-CURRENT ASSETS

	As of December 31,
	2011	2012
Deposits on residential apartments for employees	$16,269	$16,309
Others	3,200	3,440

Total	$19,469	$19,749

Deposits on residential apartments represent amounts the Company paid to a third-party real estate company as down payments to purchase the rights to 332 units of a residential apartment, currently under construction, that the Company expects to make available for its employees to purchase. As of December 31, 2012, $16.3 million had been paid, and an additional commitment of $4.0 million is expected to be paid in 2013. The amounts will be repaid to the Company when the units are acquired by the employees. The residential apartments will be available for purchase by the employees in the first quarter of 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

10. BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2011	2012
PRC
Short-term bank borrowings	$28,450	$13,839
Long-term debt	—	4,260

PRC subtotal	$28,450	$18,099

U.S.
Senior debt—borrowings under term note	1,857	1,646
Short-term bank borrowing	—	45,041

U.S. subtotal	$1,857	$46,687

Total	$30,307	$64,786

Maturity Analysis:
Short-term bank borrowings	$28,450	$58,880
Long-term debt, current portion	211	209

Sub-total, current portion	28,661	59,089
Long-term debt, non-current portion	1,646	5,697

Total	$30,307	$64,786

On January 28, 2010, the Company entered into a one-year revolving line of credit of $20.0 million. The interest rate for each drawdown was based on the London Interbank Offered Rate (“Libor”) for the corresponding period on the drawdown date plus 2.5%. The revolving line of credit facility requires the Company to meet certain ratios and to maintain the minimum tangible net worth, defined as total assets less goodwill, intangible assets and total liabilities, of $150 million. On January 24, 2011, the Company renewed the revolving line of credit for one more year. According to the renewal agreement, the Company paid a management fee at the rate of 20 basis points per annum for the undrawn amount under the facility. On December 30, 2011, the Company renewed the revolving line of credit for one additional year and increased the amount to $25.0 million. The interest rate on each loan for each interest period is the higher of (i) the aggregated applicable margin and Libor and (ii) the aggregated applicable margin and the bank’s cost of funds. As of December 31, 2012, the line of credit expired. The average interest rates for the borrowing under the facility were 2.94% and 3.21% for the years ended December 31, 2011 and 2012, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

10. BORROWINGS—continued

On January 5, 2011, WASH entered into a revolving loan facility agreement under which it could borrow up to $7.5 million denominated in U.S. dollars, to be solely used for operations. The interest rate for each drawdown is based on Libor rates prevailing as of the period of drawdown plus 2.5%, or a market rate mutually agreed upon. The bank reviews the extension of the revolving loan facility annually. On July 11, 2011, WASH entered into an amendment to increase the revolving loan facility to $12.5 million. As of December 31, 2012, the line of credit expired. The average interest rates for the borrowings under this facility were 3.87% and 4.06% for the years ended December 31, 2011 and 2012, respectively.

On September 10, 2012, WASH, WABIO and WAWH jointly entered into a one-year revolving line of credit of $15.0 million. The interest rate of each drawdown was based on Libor for the corresponding period on the drawdown date plus 3.0%. As of December 31, 2012, WASH, WABIO and WAWH had drawn down $7.8 million in total. The average interest rate for borrowings under this facility was 2.37% for the year ended December 31, 2012.

On September 12, 2012, WASH entered into a loan agreement of $4.3 million with the term of two years. The interest rate was based on three-month Libor plus 2.75% and is reset every 3 months based on the prevailing rate and is payable quarterly. As of December 31, 2012, WASH had drawn down all borrowings under the loan agreement. The average interest rate for the borrowings was 3.35% for the year ended December 31, 2012.

On February 13, 2003, AppTec entered into a term note with a principal amount of $3.8 million and a fixed interest rate of 4.0% payable in 180 consecutive monthly payments of principal and interest. As of December 31, 2012, the outstanding balance of the term note was $1.6 million.

On November 26, 2012, AppTec Holding entered into a one-year line of credit of $25.0 million. The interest rate is based on the one-month Eurodollar Rate plus 2.5% and is reset every month based on the prevailing rate. As of December 31, 2012, AppTec Holding had drawn down $25.0 million under this line of credit. The line of credit contains financial covenants that require the Company to meet certain ratios for debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and for interest coverage. In addition, the Company is required to maintain the minimum tangible net worth of $400 million and aggregate debt of the Company’s Chinese subsidiaries of less than $50 million. The Company was in compliance with the covenant as of December 31, 2012.

On November 30, 2012, AppTec Holding entered into a one-year promissory note of $20.0 million. The interest rate is based on the three-month Eurodollar Rate plus 2.5% and is reset every three months based on the prevailing rate. As of December 31, 2012, AppTec Holding had drawn down $20.0 million. The line of credit contains financial covenants that require the Company to meet certain ratios for debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and for interest coverage. In addition, the Company is required to maintain minimum tangible net worth of $400 million and aggregate debt of the Company’s Chinese subsidiaries of less than $50 million. The Company was in compliance with the covenant as of December 31, 2012.

The schedule of future payments of all borrowings as of December 31, 2012 is as follows:

Year	Total
2013	$59,089
2014	4,480
2015	231
2016	242
2017	255
Thereafter	489

Total	$64,786

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Interest

The note holders were entitled to interest at the rate of 5% per annum (“interest rate”) on the principal amount of the note unless a qualifying IPO did not occur. A qualifying IPO was defined as an initial public offering (“IPO”) of ordinary shares on any internationally recognized stock exchange in which the net price per share (after underwriting, discounts and commissions) issued by the Company equaled at least $1.086 (subject to anti-dilution adjustment for share splits, share dividends, bonus issues, reorganizations, recapitalizations and similar events) prior to January 1, 2008. Prospectively, interest would cease to accrue. If a qualifying IPO did not occur, the interest rate on the notes would be retroactively reset to 12% per annum. Interest was payable semi-annually in arrears.

The Company accrued interest at 12% per annum on the principal amount of the notes prior to the occurrence of the qualifying IPO. The Company reset accrued interest to 5% on August 9, 2007, the date of a qualifying IPO, and ceased to accrue interest subsequently.

Contingent conversion

At any time after an IPO or a sale transaction occurred, the note holders had the right, but not the obligation, to convert in whole or in part the outstanding principal amount plus all accrued and unpaid interest thereon to the date of such conversion into such number of fully paid ordinary shares of the Company.

Based on the final IPO offering price, the conversion price was $1.575 per share and the notes were convertible into 26,024,002 ordinary shares.

On February 15, 2008, one of the investors converted its $5.0 million note plus accrued interest of $0.1 million into 3,253,000 ordinary shares of the Company.

On February 9, 2012, General Atlantic LLC (“General Atlantic”) converted in full the $35.0 million principal amount of convertible notes plus accrued interest of $0.9 million into 22,771,021 ordinary shares of the Company.

On February 24, 2012, the Company repurchased the aforementioned 22,771,021 ordinary shares from investment funds affiliated with General Atlantic. The per-ADS equivalent purchase price of $13.00 was established based on a discount of slightly over 5% of the ADS closing price on February 13, 2012. Subsequently, the Company cancelled all 22,771,021 ordinary shares repurchased.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. SHARE REPURCHASE PROGRAM

On March 8, 2012, the Board of Directors approved a share repurchase program enabling the Company to repurchase up to an aggregate of $30.0 million of its ADSs over 18 months. As of December 31, 2012, the Company had repurchased an aggregate of 2,138,993 ADSs, representing 17,111,944 ordinary shares, in the open market for total cash consideration of $30.0 million.

13. SHARE-BASED COMPENSATION EXPENSE

The Company measures share-based compensation as the grant date fair value of the award and recognizes this amount as an expense over the grant recipients’ requisite service period.

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2010	2011	2012
Share options	$1,240	$100	$481
Restricted stock units	8,845	11,373	13,833

Total share-based compensation expense	$10,085	$11,473	$14,314

On July 18, 2005, the Company, after consultation with the Board, granted 27,895,000 share options to management employees. Generally, the share options vested over three years, with 30% of the options becoming exercisable two years from the commencement date of the vesting period (the “Date”) and the remaining 70% becoming exercisable after three years from the Date. For certain employees, share options were fully vested on the grant date. As of December 31, 2012, 166,400 share options were outstanding which do not have a stated expiration date.

On June 1, 2006, the shareholders of the Company approved and reserved an aggregate of 74,044,450 ordinary shares for the issuance of options granted in 2005, 2006 and 2007. In 2006 and 2007, the Company granted an aggregate of 36,250,000 and 10,416,950 share options, respectively. These options generally vested in two to four years. No option was outstanding as of December 31, 2012.

On July 15, 2008, the Company adopted the 2007 Employee Share Incentive Plan (the “Plan”), which was approved by the Board of Directors. The Plan provides for the issuance of share-based awards such as share options and nonvested restricted stock units of 46,044,400 ordinary shares. On November 12, 2010, the Company’s shareholders approved an increase in the number of shares in share-based awards under the Plan to 82,044,400. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest in one to five years. The maximum term of each share option expires ten years from the grant date. As of December 31, 2012, the Company had granted 16,033,138 share options and 43,795,736 nonvested restricted stock units under the Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

13. SHARE-BASED COMPENSATION EXPENSE—continued

Share options

The fair value of each share option awarded is estimated on the date of grant using the Black-Scholes option pricing model with the following significant assumptions:

	2010	2011	2012
Risk-free interest rate	1.84 - 3.03%	1.53 - 2.90%	0.93%
Expected life (in years)	5.50 - 6.25	6.00	6.00
Expected volatility	43.50 - 45.20%	42.2 - 42.8%	44.3%
Expected dividends	—	—	—

The weighted-average grant-date fair value of options granted for the years ended December 31, 2010, 2011 and 2012 was $0.94, $0.93 and $0.79, respectively.

The measure of expected volatility is based on the average historical volatility of the Company’s stock and that of comparable companies over a time period commensurate with the expected life of the option. The Company uses available data to estimate the timing of option exercises and employee terminations within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury note yield.

The following summarizes the Company’s share option activity as of and for the year ended December 31, 2012:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	6,975,344	$1.76	7.11 years	$1,868
Granted	1,200,000	1.84
Forfeited	(1,086,352)	3.29
Exercised	(1,752,184)	0.79

Outstanding at December 31, 2012	5,336,808		7.06 years	$1,878

Vested or expected to vest at December 31, 2012	5,308,347	$1.79	7.06 years	$1,873

Exercisable at December 31, 2012	3,592,600	$1.77	6.01 years	$1,614

The calculation of the weighted-average remaining contractual term above does not include 166,400 options granted on July 18, 2005, which do not have a stated expiration date.

The number of options exercised during 2010, 2011 and 2012 totaled 5,719,584; 3,751,360 and 1,752,184 and had an aggregate intrinsic value of $9.4 million, $5.8 million and $1.9 million, respectively.

As of December 31, 2012, there was $0.4 million of total unrecognized compensation expense related to unvested share options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.52 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

13. SHARE-BASED COMPENSATION EXPENSE—continued

Nonvested Restricted Stock Units

The fair value of each nonvested restricted stock unit that vests solely on the basis of a service condition is based on the fair market value of the underlying ordinary shares on the date of grant.

In December 2012, the Company issued nonvested restricted stock units to the chief executive officer that will vest in three years and will become exercisable if the average price of the Company’s stock equals or exceeds a certain price threshold during a previously defined period of time. To the extent that the market condition is not met, the nonvested restricted stock units will terminate. The Company estimated the grant-date fair value using a Monte Carlo simulation with the following assumptions

2012
Risk-free interest rate	0.14 - 0.24%
Expected volatility	36.91%
Expected dividends	—

A summary of nonvested restricted stock unit activity under the Plan for the year ended December 31, 2012 is presented below:

Nonvested Restricted Stock Units	Number of Nonvested Restricted Stock Units	Weighted Average Grant-Date Fair Value
Nonvested restricted stock units at January 1, 2012	16,864,616	$1.58
Granted	9,501,144	1.69
Forfeited	(901,864)	1.72
Vested	(5,991,456)	1.51

Nonvested restricted stock units at December 31, 2012	19,472,440	1.66

As of December 31, 2012, there was $14.2 million of total unrecognized compensation expense related to nonvested restricted stock units under the plan, which is expected to be recognized over a weighted-average period of 2.58 years.

The total fair value of nonvested restricted stock units vested in 2010, 2011 and 2012 was $7.8 million, $9.8 million and $9.0 million, respectively.

14. INCOME TAXES

Cayman Islands Taxation

The Company and certain subsidiaries are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and those subsidiaries are not subject to income tax.

British Virgin Islands Taxation

The Company’s intermediate offshore holding companies, WXAT BVI and WX (BVI) Ltd., are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, WXAT BVI and WX (BVI) Ltd are not subject to income tax.

Hong Kong Taxation

Certain of the Company’s subsidiaries, including Shanghai AppTec (HK) Ltd., Wuxi AppTec (HK) Ltd., and STA HK, are incorporated in Hong Kong and were subject to Hong Kong profit tax at a rate of 16.5% in 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

14. INCOME TAXES—continued

PRC Taxation

Under the PRC’s Unified Enterprise Income Tax Law (“EIT Law”), Foreign-Invested Enterprises (“FIEs”) and domestic companies are subject to a uniform tax rate of 25% effective from January 1, 2008. The EIT Law provides a five-year transition period from its effective date for those enterprises that were established before the promulgation of the new tax law and that were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In addition, according to the EIT Law, entities that qualify as High and New Technology Enterprises (“HNTEs”) supported by the PRC government benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

WXAT is an FIE engaged in manufacturing with a business term of over ten years and is registered in the Wuxi Taihu National Tourist Resort Zone. Effective January 1, 2008, it is entitled to enjoy a 15% preferential tax rate as an HNTE. In December 2011, WXAT successfully renewed its certificate as an HNTE. The Shanghai branch of WXAT, located in the Shanghai Waigaoqiao Free Trade Zone, is subject to the same income tax rate as WXAT.

WASH, a manufacturing FIE located in the Shanghai Waigaoqiao Free Trade Zone, began its transition periods in accordance with the EIT Law resulting in income tax rates of 9%, 10%, and 11% for the years ended December 31, 2008, 2009 and 2010, respectively. In 2008, WASH was recognized as an HNTE and successfully renewed its certificate as an HNTE in 2011, thereby becoming eligible to enjoy a preferential tax rate of 15% from 2008 to 2013. WASH applied the transition period tax rate in 2010 and started to enjoy the preferential tax rate of 15% as an HNTE for 2011 and 2012.

STA, WATJ and WASZ, which are located in Shanghai, Tianjin and Suzhou, respectively, are entitled to the two-year exemption and three-year 50% reduction (“2+3 tax holiday”) under the old Foreign Enterprise Income Tax Law (“FEIT”) which began in 2008. As such, the three companies were subject to an income tax rate of 0%, 0%, 12.5%, 12.5% and 12.5% for 2008, 2009, 2010, 2011 and 2012, respectively. In 2008, the above three companies were recognized as HNTEs and successfully renewed the certificate as HNTEs in 2011, making them eligible to enjoy a 15% preferential tax rate as HNTEs from 2008 to 2013. However, according to the relevant transitional rule of the EIT Law, the companies could only elect to apply one favorable preferential tax treatment, which resulted in the applicable EIT rate of 12.5% for 2010, 2011 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

14. INCOME TAXES—continued

PRC Taxation—continued

WAWH, located in Wuhan, was incorporated in November 2010. STA R&D, located in Shanghai, was incorporated in April 2011. Abgent Suzhou, located in Suzhou, was acquired in October 2011. All three companies were subject to the uniform tax rate of 25% for the year ended December 31, 2010 and 2011. In 2012, they were qualified as HNTEs, thereby becoming eligible to enjoy a preferential tax rate of 15% from 2012 to 2014.

Other subsidiaries incorporated in the PRC are subject to the uniform tax rate of 25% for the years ended December 31, 2011, 2012 and thereafter.

United States Taxation

WuXi AppTec Holding Company, Inc. and WuXi AppTec, Inc. are registered in Delaware. Chemdepo, which was acquired in March 2011, is registered in Califonia. Abgent, Inc., which was acquired in October 2011, is registered in California. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 5% to 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

14. INCOME TAXES—continued

Provision for Income Taxes

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2010	2011	2012
Current tax expense
PRC	$9,991	$14,108	$14,616
United States	67	117	96
Other	39	89	57
Deferred tax expense
PRC	(1,651)	(1,292)	(1,379)
United States	1,795	3,586	4,002
Other	3	(2)	1

Income tax expense	$10,244	$16,606	$17,393

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2011	2012
Current deferred tax assets:
Inventory write down	$1,544	644
Prepaid expenses and accruals	(49)	116
Target bonus accrual	1,615	2,213
Net operating loss	—	4,545
Other	1,418	1,537

Subtotal	$4,528	$9,055

Noncurrent deferred tax assets:
Net operating loss carryforwards	9,345	2,805
Deferred lease credit and deferred rent	1,228	—
Fixed asset basis difference	(2,082)	—
Intangible asset basis difference	(494)	—
Other	502	232

Subtotal	$8,499	$3,037

Total deferred tax assets	$13,027	$12,092

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

14. INCOME TAXES—continued

Provision for Income Taxes—continued

	As of December 31,
	2011	2012
Current deferred tax liabilities:
Unrealized foreign exchange gains and losses	$68	$64
Others	147	688

Subtotal	$215	$752

Noncurrent deferred tax liabilities:
Intangible asset basis difference	2,293	2,707
Others	193	1,447

Subtotal	$2,486	$4,154

Total deferred tax liabilities	$2,701	$4,906

A reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year Ended December 31,
	2010	2011	2012
PRC enterprise income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in other jurisdictions	(4.6)%	3.3%	3.4%
Expenses not deductible for tax purposes
Entertainment expenses	0.1%	0.2%	0.2%
Goodwill impairment	—	—	0.4%
Decrease of unrecognized tax benefit	—	—	(0.7)%
Other expenses	(0.8)%	0.1%	(0.7)%
Tax exemption and tax relief
Reduced tax rate impact	(10.8)%	(10.4)%	(9.9)%
Deferred tax effect due to tax rate change	1.4%	(1.1)%	(0.3)%
Tax true-up	(0.2)%	(0.1)%	(0.7)%

Effective tax rate	10.1%	17.0%	16.7%

There were no tax holidays for the each of three years ended December 31, 2012.

The Company determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit, based solely on the technical merits of the position. As of December 31, 2011, the Company had recorded uncertain tax benefits of approximately $1.8 million mainly associated with inventory obsolescence and interest on intercompany loans. During 2012, the Company entered into a settlement with the relevant tax authorities that resolved the tax benefits associated with acquisition of Abgent, and as a result approximately $1.1 million was reclassified as a deferred tax liability. In addition, uncertain tax positions of approximately $0.8 million relating to interest expense on an intercompany loan were effectively settled due to the lapse of the statute of limitations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

14. INCOME TAXES—continued

Provision for Income Taxes—continued

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2012, the amount of interest and penalties related to uncertain tax positions was immaterial. The Company does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

The following table is a rollforward of unrecognized tax benefits:

	Year Ended December 31,
	2010	2011	2012
Balance as of January 1	$1,070	$1,070	$1,835
Addition for tax positions related to the current period	—	1,065	—
Decrease related to settlement with tax authority	—	—	(1,064)
Reduction due to lapse of statute of limitations	—	(300)	(771)

Balance as of December 31	$1,070	$1,835	$—

As of December 31, 2012, the Company’s PRC subsidiaries had approximately $337.6 million of undistributed earnings, which were considered to be indefinitely reinvested, and accordingly, no provision for income taxes has been provided thereon. Upon distribution of those earnings generated after January 1, 2008 in the form of dividends or otherwise, the Company would be subject to a 10% withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax.

As of December 31, 2012, the Company’s PRC subsidiaries had a combined net operating loss carryforward of $14.3 million, which will expire between 2013 and 2017, if not used.

As of December 31, 2012, the Company’s U.S. subsidiaries had federal and state gross operating loss carryforwards of $11.1 million and $6.8 million, respectively, which expire between 2023 and 2031.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance. In the case of a transfer pricing adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2008 through 2012 on non-transfer pricing matters, and from the inception of the Company through 2012 on transfer pricing matters.

The Company’s U.S. subsidiaries’ federal income tax returns are subject to examination for 2009 and subsequent years. State income tax returns are generally subject to examination for a period of three to four years after a return is filed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2010	2011	2012
Income attributable to holders of ordinary shares—basic and diluted	$90,811	$80,979	$86,584

Weighted-average ordinary shares outstanding used in computing basic earnings per share	556,338,146	567,076,049	568,366,612
Plus: Shares attributable to convertible notes, if converted	22,771,002	22,771,002	2,488,636
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stock units	18,413,425	13,670,825	11,523,501

Shares used in calculating diluted earnings per share	597,522,573	603,517,876	582,378,749

Basic earnings per share	$0.16	$0.14	$0.15

Diluted earnings per share	$0.15	$0.13	$0.15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

15. EARNINGS PER SHARE—continued

For the years ended December 31, 2010, 2011 and 2012, the following outstanding securities were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive:

	Year Ended December 31,
	2010	2011	2012
Share options and nonvested restricted stock units granted	6,462,924	4,335,607	3,803,339

16. DISTRIBUTION OF PROFITS

As stipulated by the relevant laws and regulations applicable to the PRC’s FIEs, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves, which represent a general reserve. Wholly owned PRC subsidiaries are required to make appropriations to the general reserve of not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries’ registered capital. Subsidiaries that are joint-venture companies are required to make appropriations to the general reserve from the profit after tax as determined under PRC GAAP at a percentage subject to the discretion of their boards of directors.

The general reserve is used to offset future extraordinary losses. Upon a resolution passed by the shareholders and approval by the original approval authority, the subsidiaries may convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserves by the Company’s PRC subsidiaries totaled $28.9 million, $30.2 million and $31.6 million as of December 31, 2010, 2011 and 2012, respectively. Accordingly, these amounts are not available for distribution to the Company.

As a result of these PRC laws and regulations, the Company is restricted in its ability to transfer the registered net assets to the Company in the form of dividends, loans or advances. The restricted portion amounted to $186.9 million as of December 31, 2012.

17. EMPLOYEE RETIREMENT BENEFIT PLAN

As stipulated under the rules and regulations in the PRC, the Company’s PRC subsidiaries are required to contribute a certain percentage of payroll costs of its employees to state-managed retirement plans operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $4.2 million, $7.8 million and $11.2 million for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company maintains a 401(k) retirement savings plan (the Plan) whereby employees may elect to defer a portion of their salary and contribute the deferred portion to the Plan. The Plan covers substantially all United States employees of the Company. The Company contributes an amount equal to 30% of the amount contributed by each employee, up to 1.8% of their base compensation. The Company’s matching contributions immediately vest. The Company’s contributions, including administrative fees, were approximately $0.3, $0.3 and $0.4 million for the years ended December 31, 2010, 2011 and 2012, respectively.

18. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC and the United States. Rental expenses were $8.2 million, $9.7 million and $10.5 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2012 are as follows:

Year Ending December 31,	Minimum Lease Payment
2013	$9,116
2014	8,623
2015	7,339
2016	7,247
2017 and thereafter	17,689

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

18. COMMITMENTS AND CONTINGENCIES—continued

b) Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to uncertainties, and it is possible that as these matters arise some may be decided unfavorably for the Company. Currently, the Company does not have any claims or legal proceedings that are expected to have a significant impact on its business or operations.

The Company issues indemnifications for intellectual property compliance and warranties on the manufacture of APIs in certain instances in the ordinary course of business with its customers. Historically, the Company has incurred no costs to settle claims related to these indemnifications and warranties.

c) Capital commitments

As of December 31, 2012, the Company had capital commitments of $4.9 million relating to new construction projects and laboratory facility improvements in the PRC, and of $4.0 million related to the payment for residential apartments. All of these commitments are expected to be incurred within one year. As of December 31, 2012, the Company also has a capital contribution commitment of $17.5 million related to the investment in SCL, of which $5.75 million and $11.75 million will be due in 2014 and 2016, respectively.

19. CONCENTRATION OF CREDIT RISK

The Company’s customers include pharmaceutical, biotechnology and medical device companies. In the majority of circumstances, the Company has agreements in force with these customers that provide for continued involvement in current research projects. However, it is possible that the Company will have no further association with any of these customers once the current projects conclude.

The following table summarizes customers that contributed greater than 10% of net revenues:

Name of Customer	Year Ended December 31,
	2010	2011	2012
Customer A	18.4%	15.3%	16.2%
Customer B	*	10.7%	*

*	Less than 10%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

19. CONCENTRATION OF CREDIT RISK—continued

The following table summarizes customers with greater than 10% of outstanding accounts receivable:

Name of Customer	Year Ended December 31,
	2010	2011	2012
Customer A	*	*	15.9%

*	Less than 10%

20. SEGMENT REPORTING

Operating segments are components of an enterprise for which separate financial information is available and are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company has two reportable segments based on its major lines of businesses: laboratory services and manufacturing services. The laboratory services segment provides services for pharmaceutical, biotechnology and medical device companies. The manufacturing services segment produces advanced intermediates and active pharmaceutical ingredients (“APIs”) for use by pharmaceutical companies in preclinical and clinical trials of small-molecule products and for commercial products, as well as the production of biologics. Each operating segment derives its revenues from the sale of services or products, and each is the responsibility of a member of the senior management of the Company who has knowledge of product- and service-specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the Board of Directors, which reviews the results of the two operating segments when making decisions about allocating resources and assessing the performance of the Company.

In the first quarter of 2012, the Company implemented a change in the reporting of Process Chemistry revenues, including them in Manufacturing Services, while they were previously recorded in Laboratory Services. Process Chemistry develops processes for making APIs and is more closely related to manufacturing services. These revenues amounted to $15.9 million and $20.4 million and cost of revenues amounted to $8.7 million and $12.7 million for fiscal years 2010 and 2011, respectively. These amounts were included in Laboratory Services in previous periods and have been reclassified on the accompanying financial statements to conform to current-year classification. This change had no effect on the reported amounts of total revenues, gross margin, net income or cash flow from operations for any period presented.

The following table summarizes the selected revenue and expense information for each reportable segment:

Years Ended December 31:
	Laboratory Services	Manufacturing Services	Total
2010
Net revenues from external customers	$278,908	$55,153	$334,061
Cost of revenues	(166,436)	(40,033)	(206,469)

Gross profit	$112,472	$15,120	$127,592

2011	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$311,638	$95,539	$407,177
Cost of revenues	(184,882)	(65,851)	(250,733)

Gross profit	$126,756	$29,688	$156,444

2012	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$382,890	117,022	$499,912
Cost of revenues	(235,148)	(81,526)	(316,674)

Gross profit	$147,742	35,496	$183,238

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

20. SEGMENT REPORTING—continued

The following table summarizes the Company’s revenues by geographic region determined according to the location of customers:

	Year Ended December 31,
	2010	2011	2012
United States	$239,028	$271,346	$328,301
Europe	42,167	44,730	82,531
Other countries	52,965	91,383	89,508

Gross revenues	$334,160	$407,459	$500,340
Sales tax	(99)	(282)	(428)

Net revenues	$334,061	$407,177	$499,912

The following table summarizes the Company’s net revenues generated from business lines:

	Year Ended December 31,
	2010	2011	2012
Discovery Services*	$183,604	$196,399	$231,908
Development Services*	19,814	34,946	61,335
U.S. Testing Services	75,490	80,293	89,647
Manufacturing Services	55,153	95,539	117,022

Net revenues	$334,061	$407,177	$499,912

* Discovery Services and Development Services combined were reported as China-Based Laboratory Services in the Company’s quarterly earnings releases, which are filled on Form 6-K.

The following table summarizes the Company’s long-lived assets by geographic region determined according to the location of the assets:

	December 31,
	2011	2012
PRC	$227,513	$246,816
United States	18,181	17,565

Total	$245,694	$264,381

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

21. RELATED PARTY TRANSACTIONS

Beginning January 1, 2005, the Company entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd. (“Shanghai Lechen”) for exporting advanced intermediates and APIs. Shanghai Lechen is owned by the parents of Dr. Ning Zhao, Lead Advisor of Analytical Services, Corporate Head of Human Resources and a director of the Company. Agency service fees paid to Shanghai Lechen by the Company for the years ended December 31, 2010, 2011 and 2012 were $0.2 million, $0.1 million and $0.1 million, respectively.

22. SUBSEQUENT EVENTS

On March 6, 2013, the Company announced approval by its Board of Directors of a plan to repurchase $100 million of its ADSs over the next 18 to 24 months. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, including customary restrictions on share repurchases. The repurchase program does not obligate the Company to make repurchases at any specific time or in any specific situation.

On February 5, 2013, WASH entered into a one-year revolving line of credit of RMB150 million. The interest rate of each drawdown will be determined by each loan agreement.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

BALANCE SHEETS

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	1,980	1,539
Dividends receivable	49,038	5,774
Other current assets	1,143	2,357

Total current assets	52,161	9,670

Non-current assets:
Investment in subsidiaries	511,913	568,879
Other non-current assets	115	41

Total assets	564,189	578,590

Liabilities and equity
Current liabilities:
Short-term borrowings	20,000	—
Convertible notes—current	35,864	—
Accrued liabilities	494	311
Other tax payable	285	43
Other current liabilities	1,820	13
Total current liabilities	58,463	367

Total liabilities	58,463	367

Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2011 and 2012; 570,489,352 and 561,121,002 issued and outstanding as of December 31, 2011 and 2012, respectively)	11,410	11,222
Additional paid-in capital	345,832	331,715
Accumulated deficit	103,159	188,604
Accumulated other comprehensive income	45,325	46,682
Total equity	505,726	578,223

Total liabilities and equity	564,189	578,590

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2010	2011	2012
Operating expenses:
Selling and marketing expenses	(75)	—	—
General and administrative expenses(1)	(10,449)	(11,473)	(14,441)

Operating loss	(10,524)	(11,473)	(14,441)
Equity in earnings of subsidiaries	75,287	90,212	96,284
Other income, net	26,298	2,685	4,947
Interest expense	(250)	(445)	(985)
Interest income	—	—	9

Income before income taxes	90,811	80,979	85,814
Income tax expense	—	—	770

Net income	90,811	80,979	86,584

Other comprehensive income:
Equity in other comprehensive income of unconsolidated subsidiaries	9,438	18,807	1,358

Comprehensive income	100,249	99,786	87,942

Note(1):

General and administrative expenses include $3.5 million, $3.5 million and $3.7 million of share-based compensation expense for the years ended December 31, 2010, 2011 and 2012, respectively. These amounts have been classified as cost of revenues in the consolidated statements of comprehensive income for WuXi PharmaTech (Cayman) Inc.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Equity
	Shares	Amount
Balance as of January 1, 2010	550,609,256	11,012	320,672	(68,631)	17,080	280,133
Issuance of ordinary shares pursuant to share option plan	10,362,824	207	2,156	—	—	2,363
Share-based compensation expense	—	—	10,085	—	—	10,085
Currency translation adjustment	—	—	—	—	9,438	9,438
Net income	—	—	—	90,811	—	90,811

Balance as of December 31, 2010	560,972,080	11,219	332,913	22,180	26,518	392,830
Issuance of ordinary shares pursuant to share option plan	9,517,272	191	1,446	—	—	1,637
Share-based compensation expense	—	—	11,473	—	—	11,473
Currency translation adjustment	—	—	—	—	18,807	18,807
Net income	—	—	—	80,979	—	80,979

Balance as of December 31, 2011	570,489,352	11,410	345,832	103,159	45,325	505,726
Issuance of ordinary shares pursuant to share option plan	7,743,594	155	1,225	—	—	1,380
Share-based compensation expense	—	—	14,314	—	—	14,314
Conversion of convertible bond	22,771,021	455	35,409	—	—	35,864
Repurchase of ordinary shares issued for convertible notes	(22,771,021)	(455)	(35,409)	(1,139)	—	(37,003)
Repurchase of ordinary shares	(17,111,944)	(343)	(29,657)	—	—	(30,000)
Currency translation adjustment	—	—	—	—	1,358	1,358
Net income	—	—	—	86,584	—	86,584

Balance as of December 31, 2012	561,121,002	11,222	331,714	188,604	46,683	578,223

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF CASH FLOW

	Year Ended December 31,
	2010	2011	2012
Operating activities:
Net income	90,811	80,979	86,584
Adjustment to reconcile net income to net cash used in operating activities:
Share-based compensation	9,210	10,227	13,329
Equity in earnings of subsidiaries	(75,287)	(90,212)	(96,284)
Loss (gain) on forward contracts marked to market	(745)	1,199	(2,460)
Changes in assets and liabilities:
Other current assets	670	(163)	210
Other non-current assets	74	74	74
Other current liabilities	(1)	—	(770)
Other taxes payable	(425)	59	(243)
Accrued liabilities	(1,115)	(269)	(183)

Net cash provided by operating activities	23,192	1,894	257

Investing activities:

Long-term investment in subsidiaries	(14,003)	(32,012)	(11,275)
Dividends received from subsidiaries	—	5,000	43,183
Intercompany loan received from subsidiaries			53,016

Net cash provided by (used in) investing activities	(14,003)	(27,012)	84,924

Financing activities:
Repayment of short-term bank borrowings	(10,000)	—	(20,000)
Proceeds from short-term bank borrowings	—	20,000	—
Proceeds from exercise of share options	2,363	1,637	1,381
Repurchase of ordinary shares issued for convertible notes	—	—	(37,003)
Repurchase of ordinary shares	—	—	(30,000)

Net cash provided by (used in) financing activities	(7,637)	21,637	(85,622)

Net increase (decrease) in cash and cash equivalents	1,552	(3,481)	(441)
Cash and cash equivalents at beginning of year	3,909	5,461	1,980

Cash and cash equivalents at end of year	5,461	1,980	1,539

Non-cash investing and financing activities:
Dividends declared by subsidiaries but not received	—	40,634	—

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

4) As of December 31, 2010, 2011 and 2012, there were no material contingencies, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statement.

5) For the year ended December 31, 2010, no cash dividend was paid to the Company by its subsidiaries. For the year ended December 31, 2011, $31.1 million and $13.8 million dividends were declared payable to the Company by WXAT and WASH, respectively, and $5.0 million in cash dividends were paid to the Company by WXAT. For the year ended December 31, 2012, $25.3 million and $17.9 million in cash dividends were paid to the Company by WXAT and WASH, respectively.

* * * * *