Form 20-F
period 2013-12-31
WuXi PharmaTech (Cayman) Inc.
filed 2014-04-15
CIK 1403132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

288 Fute Zhong Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200131, China

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 572,270,834 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

TABLE OF CONTENTS [TO BE UPDATED]

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“we,” “us,” “our company” and “our” refer to WuXi PharmaTech (Cayman) Inc., or WuXi, and its consolidated subsidiaries. These terms are also used in connection with our clinical services business to refer to our unconsolidated joint venture with an affiliate of PRA International, Inc., or PRA, WuXi PRA Clinical Research (Shanghai) Co., Ltd., or WuXiPRA, and its wholly owned subsidiary Jiecheng Med-Tech Development Co., Ltd., or Jiecheng. The abbreviations we use to refer to our consolidated subsidiaries are listed in Exhibit 8.1 “List of Subsidiaries” in this annual report on Form 20-F.

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	all references to “Renminbi,” or “RMB,” are to the legal currency of China; all references to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States;

•	“ordinary shares” refers to our ordinary shares, par value $0.02 per share;

•	“ADSs” refers to our American depositary shares, each of which represents eight ordinary shares;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, our audited consolidated balance sheets as of December 31, 2012 and 2013 and our audited consolidated statements of cash flows for the years ended December 31, 2011, 2012 and 2013.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or similar expressions. The forward-looking statements included in this annual report on Form 20-F relate to, among other things:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the effects of exchange rate fluctuations between the RMB and the U.S. dollar;

•	the effects of labor cost inflation in China;

•	research and development, or R&D, spending by the pharmaceutical, biotechnology and medical device industries;

•	pharmaceutical, biotechnology and medical device R&D outsourcing trends in China and internationally;

•	competition in the pharmaceutical, biotechnology and medical device R&D outsourcing industry;

•	the effects of global macroeconomic conditions on our business, financial condition and results of operations;

•	our expectations regarding market acceptance of, or demand for, our services, including realization of order backlogs;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to protect our customers’ intellectual property and other confidential information; and

•	governmental policies and regulations in China and the United States relating to the pharmaceutical, biotechnology and medical device industries and R&D outsourcing industry.

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

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update any forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013, have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated statements of comprehensive income data for the years ended December 31, 2009 and 2010, and selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011, were derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in millions of U.S. dollars, except share data)
WuXi Consolidated Statement of Comprehensive Income
Net revenues(1)
Laboratory Services	$237.9	$278.9	$311.7	$382.9	$430.9
Manufacturing Services	32.1	55.2	95.5	117.0	147.2

Total	270.0	334.1	407.2	499.9	578.1

Cost of revenues(1)
Laboratory Services	(139.1)	(166.5)	(184.9)	(235.1)	(264.4)
Manufacturing Services	(22.6)	(40.0)	(65.9)	(81.6)	(102.1)

Total	(161.7)	(206.5)	(250.8)	(316.7)	(366.5)

Gross profit	108.3	127.6	156.4	183.2	211.6

Operating expenses:
Selling and marketing expenses	(7.5)	(9.1)	(10.3)	(15.4)	(16.5)
General and administrative expenses	(48.3)	(46.6)	(56.9)	(70.3)	(78.9)
Research and development expenses	(0.5)	(0.4)	(5.4)	(8.1)	(11.0)
Revaluation of contingent consideration	—	—	—	3.4	—
Impairment charges for goodwill and intangible assets	—	—	—	(3.4)	—

Total	(56.3)	(56.1)	(72.6)	(93.8)	(106.4)

Operating income(2)	52.0	71.5	83.8	89.4	105.2

Other income, net	6.8	28.4	8.5	8.6	28.5
Loss from equity-method investments	—	—	—	—	(5.3)
Interest expense	(1.0)	(0.4)	(0.8)	(1.7)	(2.0)
Interest income	1.1	1.5	6.1	7.7	11.6

Income from continuing operations before income taxes	58.9	101.0	97.6	104.0	138.0
Income tax expense	(5.5)	(10.2)	(16.6)	(17.4)	(23.4)

Net income from continuing operations	53.4	90.8	81.0	86.6	114.6
Loss on discontinued operations	(0.5)	—	—	—	—

Net income	$52.9	$90.8	$81.0	$86.6	$114.6

Other comprehensive income:
Currency translation adjustments	(0.1)	9.4	18.8	1.3	15.8
Unrealized gains on available-for-sale securities	—	—	—	—	4.5

Comprehensive income	$52.8	$100.2	$99.8	$87.9	$134.9

Basic earnings per share from continuing operations	$0.10	$0.16	$0.14	$0.14	$0.20

Basic loss per share on discontinued operations—net of tax	$(0.00)	$—	$—	$—	$—

Basic earnings per share	$0.10	$0.16	$0.14	$0.15	$0.20

Diluted earnings per share from continuing operations	$0.09	$0.15	$0.13	$0.15	$0.20

Diluted loss per share on discontinued operations—net of tax	$(0.00)	$—	$—	$—	$—

Diluted earnings per share	$0.09	$0.15	$0.13	$0.15	$0.20

Dividends declared per ordinary share	—	—	—	—	—

(1)	In the first quarter of fiscal 2012, we implemented a change in the reporting of Process Chemistry revenues, including them in Manufacturing Services, while they had previously been recorded in Laboratory Services. Process Chemistry revenues were $12.0 million, $15.9 million and $20.4 million and cost of revenues was $6.1 million, $8.6 million and $12.7 million for years ended December 31, 2009, 2010 and 2011, respectively.
(2)	Includes share-based compensation charges of $10.2 million, $10.1 million, $11.5 million, $14.3 million and $17.9 million in 2009, 2010, 2011, 2012 and 2013, respectively, allocated as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in millions of U.S. dollars)
Cost of revenues	$2.7	$3.7	$3.8	$3.9	$5.2
Selling and marketing expenses	0.1	0.1	*	0.2	0.2
General and administrative expenses	7.4	6.3	7.7	10.2	12.5

*	Less than $0.05 million

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in millions of U.S. dollars)
WuXi Consolidated Balance Sheet Data
Cash and cash equivalents	$80.5	$115.4	$71.4	$54.1	$88.9
Total current assets	174.2	244.9	335.1	396.0	599.0
Property, plant and equipment, net	181.8	205.5	245.7	264.4	279.3
Total assets	407.3	498.1	663.9	742.5	948.9
Short-term bank borrowings, including current portion of long-term debt	34.4	0.3	28.7	59.1	67.9
Convertible notes	—	—	35.9	—	—
Total current liabilities	80.3	59.6	142.8	147.4	194.1
Long-term debt, excluding current portion	2.1	1.9	1.6	5.7	11.1
Convertible notes	35.9	35.9	—	—	—
Total liabilities	127.2	105.3	158.1	164.3	214.1
Total equity	280.1	392.8	505.8	578.2	734.8
Total liabilities and equity	407.3	498.1	663.9	742.5	948.9

Exchange Rate Information

In 2013, we received over 88% of our net revenues in U.S. dollars, while we paid a large majority of our expenses in Renminbi. We use U.S. dollars as our reporting currency in our financial statements and in this annual report on Form 20-F. We translate monetary assets and liabilities denominated in Renminbi into U.S. dollars at the rates of exchange as of the respective balance sheet dates. We translate equity accounts at historical exchange rates and we translate revenues, expenses, gains and losses using the average rate for the year as published by the People’s Bank of China. We report translation adjustments as cumulative translation adjustments and show them as separate components of other comprehensive income. In other parts of this annual report, any Renminbi-denominated amounts are accompanied by translations. We record Renminbi transactions at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all transactions from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB 6.0537 to $1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi at any particular rate. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.” On April 4, 2014, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.2118 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
October 2013	6.0934	6.1032	6.1209	6.0815
November 2013	6.0922	6.0929	6.0993	6.0903
December 2013	6.0537	6.0738	6.0927	6.0537
January 2014	6.0590	6.0509	6.0600	6.0402
February 2014	6.1448	6.0816	6.1448	6.0591
March 2014	6.2164	6.1729	6.2273	6.1183
April 2014 (through April 4, 2014)	6.2118	6.2085	6.2118	6.2054

Source: Exchange rates supplied by the H.10 Statistical Release of the Federal Reserve Board for 2009 to 2014

(1)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our business could be adversely affected by any significant decrease in R&D expenditures by pharmaceutical, biotechnology and medical device companies. Fluctuations in the R&D budgets of pharmaceutical, biotechnology and medical device companies could have a significant effect on the demand for our services. R&D budgets fluctuate due to, among other things, sales performance of these companies, including lost sales of products that lose patent exclusivity, face greater competition or otherwise experience reduced demand; inability of these companies to replace these lost sales with sales from new products; changes in their available resources; their decisions to consolidate; their spending priorities; and their budgetary policies and practices.

A limited number of our customers have accounted for, and are expected to continue to account for, a significant percentage of our revenues. The loss of, or significant reduction in, orders from any of these customers could significantly reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects. Merger activity in the pharmaceutical industry increases this risk.

We generate most of our total net revenues from sales to customers headquartered in the United States. Our top ten customers accounted for 45.0% of our total 2013 net revenues. Any of our existing customers may not continue to generate significant revenues for us once our current engagements with them conclude, and our relationships with them may not present further business opportunities. In addition, mergers between pharmaceutical companies, some of which are our customers, have resulted in reduced business for us from these customers compared to when they were separate companies. This consolidation could adversely affect our financial condition. Similar business combinations could result in the reduction, delay or cancellation of orders or contracts by one or more of our significant customers; the decision by one or more of our significant customers to award orders or contracts to our competitors; and the substantial reduction in the price that one or more of our significant customers is willing to pay for our services and products.

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

We face challenges in attracting and retaining high-quality employees. We compete vigorously with pharmaceutical, biotechnology, medical device and contract research companies and academic and research institutions for qualified and experienced scientists, particularly in our Laboratory Services segment in chemistry, biology and biologics and in our Manufacturing Services segment. To compete effectively, we may be required to offer higher compensation and other benefits, which could materially and adversely affect our financial condition and results of operations. We paid company-wide merit increases in 2012 and 2013. Despite these merit increases, we may be unable to hire and retain enough skilled and experienced scientists at current wage rates. In addition, we may be unable to redeploy and retrain our professionals to keep pace with changing customer needs, technological changes and performance standards.

We face increasingly intense competition. If we do not compete successfully against new and existing competitors, some of whom subject us to increasing pricing pressure, demand for our services and related revenues may decrease.

The global pharmaceutical, biotechnology and medical device R&D outsourcing markets are highly competitive, and we expect competition to intensify. We face competition based on several factors, including: quality of services; breadth of service offerings; ability to protect intellectual property or other confidential information; timeliness of delivery; maintenance of standards of good laboratory practices, or GLP, and good manufacturing practices, or GMP; depth of customer relationships; price; and geography.

We compete with contract research organizations, or CROs, contract manufacturing organizations and research and academic institutions, typically in specific service areas. For example, we compete with Covance Inc. in the preclinical services area in China. We compete with ShangPharma Corporation and Pharmaron, Inc. in the drug discovery and chemistry area. We compete with BioReliance Holdings, Inc., or BioReliance, a division of Sigma-Aldrich Corporation, in the biologics testing area, and with North American Science Associates Inc., and Toxikon Corporation, or Toxikon, in the medical device testing area. After the acquisition of Jiecheng and MedKey and the formation of WuXiPRA, we also compete with clinical research organizations such as Pharmaceutical Product Development, LLC, or PPD, Parexel International, and Hangzhou Tigermed Consulting Co., Ltd. in the clinical research services area. However, we believe that we do not compete with any single company across the entire breadth of our service offerings. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to offer more complex and sophisticated broad-based laboratory, manufacturing and other services. Several major pharmaceutical, biotechnology and medical device companies have made in-house research investments in China, and we expect this trend to continue. In addition, U.S.-based CROs have made investments in China-based CROs that are our competitors. These investments may reduce demand for our services and result in increased competition for qualified personnel.

Some of our competitors may have greater financial, research and other resources; a broader scope of services; greater pricing flexibility; more extensive technical capabilities; and greater name recognition.

We also expect increased competition as new companies enter our market and as more advanced technologies become available. Our competitors’ existing or new technologies or business approaches may be more effective than our own. Furthermore, increased competition creates pricing pressure on our services, which could reduce our profitability.

New technologies or methodologies may be developed, validated and used in the global pharmaceutical, biotechnology and medical device R&D outsourcing industry, which could reduce demand for some of our services.

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

Pursuing our growth strategies, including integrating and expanding our facilities and service offerings to meet our customers’ needs, has resulted in, and will continue to result in, substantial demands on our resources and management’s time. Managing this growth and our growth strategies will require, among other things: continued enhancement of our pharmaceutical and medical device R&D capabilities; effective coordination and integration of our research facilities and teams, particularly those located in different facilities, including newly opened sites; successful hiring and training of personnel; effective management of a business geographically distributed in the United States and China; effective cost control; sufficient liquidity; effective and efficient financial and management control; increased marketing and sales-support activities; effective quality control; and management of our suppliers to leverage our purchasing power. Any failure to effectively manage our anticipated growth and execute on our growth strategies could adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

We may be unable to expand our capacity and scale up our operations within the timeframe or budgeted costs that we anticipate, possibly resulting in material delay in preparing facilities for service, increased costs and lost business opportunities.

We are engaged in a substantial expansion of our capabilities and capacity. For example, we have constructed a facility in the city of Wuxi to house cGMP manufacturing of biological products for preclinical and clinical trials. The facility became operational in the second half of 2013. We are also undertaking construction of a new research and commercial manufacturing site in Changzhou, which we expect will become operational in late 2015 and 2016, which will roughly double our existing small molecule manufacturing capacity. We may incur delay or unforeseen cost increase in preparing the facilities for operation that could result in lost business opportunities and could materially and adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

We have made significant capital investments to meet our customers’ needs, and, as a result, we depend on the success of our customers’ projects and their continued business.

We expanded our Jinshan manufacturing facility primarily to serve current and potential future customers for the commercial manufacturing of APIs. We depend on our customers’ success in advancing products through development, regulatory approval and commercial launch and the market demand for those products. Any delay, non-approval or lack of demand may have a material impact on our manufacturing business. Consequently, we may be required to reallocate our resources, which could cause delays in our service offerings and result in lower-than-expected revenues. As we produce more advanced intermediates and APIs for commercial products, a business that inherently relies on producing larger volumes of fewer marketed drugs than our clinical-trial-scale manufacturing services, we will become more dependent on the success of a small number of marketed drugs and late-stage drug candidates in development.

Because many of our fee-for-service contracts are contingent on successful completion of a project and often have a fixed price, we may bear financial risk.

A significant portion of our net revenues, including a significant portion of our Laboratory Services revenues and all of our Manufacturing Services revenues, are based on fee-for-service contracts, which are contingent on successful completion of a project and often have a fixed price. In 2013, fee-for-service contracts accounted for approximately 67.0% of our total net revenues. If we do not deliver a service in a timely manner or otherwise as specified in the contract, if we incur cost overruns or if we price these contracts below our cost estimate because of competitive pressures, there could be a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We may fail to effectively develop and market new services, which may harm our growth opportunities and prospects, possibly resulting in losses.

We intend to continue to expand our services. Over the past few years, we have established new services in toxicology; biologics drug development and manufacturing; small molecule commercial manufacturing; and other areas. We are in the early stages of launching new services in biologics drug discovery; clinical research; and genomics. To develop and/or market our new services successfully, we must accurately assess and meet customer needs; make significant capital expenditures; optimize our pharmaceutical and medical device discovery, development and manufacturing processes to predict and control costs; hire, train and retain the necessary personnel; obtain required regulatory clearances or approvals; increase customer awareness and acceptance of our services; provide services of a high quality and in a timely manner; price our services competitively; compete effectively with other R&D outsourcing providers; and effectively integrate customer feedback into our business planning. If we fail to effectively develop new services and create demand for them, our future business, including results of operations, financial condition, cash flows and prospects, could be materially and adversely affected.

The loss of services of our senior management and key scientific personnel could severely disrupt our business and growth.

Our success significantly depends upon the continued service of our senior management and key scientific personnel. In particular, we are highly dependent on Dr. Ge Li, our Chairman and Chief Executive Officer, who has managed our business, operations and sales and marketing activities and maintained personal and direct relationships with many of our major customers since our inception; Edward Hu, our Chief Operating Officer and Chief Financial Officer; Dr. Shuhui Chen, our Chief Scientific Officer; Dr. Suhan Tang, our Chief Manufacturing Officer; Xiaozhong Liu, our Executive Vice President and other senior management members and key scientific personnel. The loss of any of them, and in particular Dr. Li, could have a material adverse effect on our business and operations. Although each member of our senior management and key scientific personnel has signed a noncompete agreement with us, we may be unable to successfully enforce these provisions. If we lose the services of any senior management members or key scientific personnel, we may be unable to locate and retain suitable qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and its growth.

Global economic uncertainty adversely affected, and could continue to adversely affect, our business, financial condition and results of operations.

Global economic uncertainty in recent years affected certain areas of our business, particularly the biotechnology R&D outsourcing markets. Disruptions in orderly financial markets resulted from, among other factors, severely diminished liquidity, reduced credit availability, volatile and declining valuations of securities and other investments, reduced business and consumer confidence and increased unemployment. The economic uncertainty adversely affected, and a future economic weakening in the United States or globally could adversely affect, our business in several ways, including:

•	Reduced demand for our services. In a period of economic uncertainty, customers may adopt a strategy to defer spending for global pharmaceutical, biotechnology and medical device R&D outsourcing services. For example, customers who must finance their capital and other expenditures through various forms of debt may find financing unavailable to them, thereby reducing their ability and willingness to purchase our services.

•	Increased pricing pressure and lower margins. If growth of our potential markets slows due to the global economic uncertainty, competition in the global pharmaceutical, biotechnology and medical device R&D outsourcing markets may become more intense, which could require us to offer or accept less favorable pricing and payment terms or other terms to remain competitive. For example, we anticipate that pricing pressures in certain businesses will adversely impact our profit margin. In some cases, we may be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•	Renminbi appreciation. We received over 88% of our net revenues in U.S. dollars in 2013 and paid most of our expenses for China-based operations in RMB. Although the RMB has recently depreciated relative to the U.S. dollar, a return to appreciation of the RMB would increase the value of RMB expenses in relation to revenues denominated in dollars, euros, and yen to the extent that we do not, or are unable to, mitigate this appreciation through the purchase of foreign-exchange forward contracts.

•	Greater difficulty in collecting accounts receivable. The failure of any of our customers to make timely payments could require us to write off accounts receivable or increase provisions made against our accounts receivable, events that could adversely affect our cash flows and profitability.

•	Additional restructuring. If we cannot generate the level of revenues, profits and cash flows contemplated by our business plan, management may be forced to take further action to refocus our business activities and realign our cost structure with anticipated revenues.

Any failure to comply with existing regulations and industry standards could harm our reputation and our business, including our financial condition, results of operations, cash flows and prospects.

Several governmental agencies and industry regulatory bodies in China, the United States, Europe and Japan impose strict rules, regulations and industry standards on how we and our customers conduct pharmaceutical and medical device R&D. We may need to obtain clearance from the U.S. Food and Drug Administration, or FDA, or other regulatory authorities in the event that our customers’ preclinical trials are filed as part of an Investigational New Drug Application or their clinical trials are filed as part of a New Drug Application, Biologic License Application or other filing to seek marketing approval. These regulatory authorities may conduct scheduled or unscheduled periodic inspections of our facilities to monitor our regulatory compliance. We may not pass inspections or obtain clearance for our operations from the regulatory authorities, either immediately or over time. A material violation by us of Good Laboratory Practice or current Good Manufacturing Practice requirements, as determined by the FDA or other regulatory authorities, could cause our customers to terminate their contracts with us.

Any failure to comply with existing regulations and industry standards could result in fines or other punitive actions against us or our customers, the termination of ongoing research and the disqualification of data for submission to regulatory authorities. For example, if we fail to treat research animals in accordance with international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, or AAALAC, that organization could revoke accreditation and the accuracy of our animal research data could be questioned. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation. Other relevant laws and regulations include those that are described in Item 4.A, “History and Development of the Company—Chinese Government Regulations” and “History and Development of the Company—Regulations in the United States and other Jurisdictions”, notably the Labor Contract Law, PRC Drug Administration Law, and the 1998 Interim Measures relating to human genetic resources. Any adverse action by regulatory authorities could have a material and adverse impact on our reputation and our business, including our financial condition, results of operations, cash flows and prospects.

Changes in government regulation or in practices relating to the pharmaceutical, biotechnology and medical device industries, including healthcare reform, could decrease demand for the services we provide, and compliance with new regulations may result in additional costs.

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

For example, the Chinese government sets price ceilings for certain pharmaceutical products and in January 2013 announced price cuts averaging 15% for approximately 400 drugs, the fourth such price cut since 2011. These and future healthcare reforms may result in our customers spending less on R&D, which could reduce business opportunities available to us, reduce our sales and profitability and have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

In addition, recent laws or regulations may increase our risk of liability, increase our costs or limit our service offerings. For example, regulations and guidance worldwide concerning the production and use of laboratory animals for research purposes continues to be updated. For example, the European Directive 2010/63/EU requires new standards for animal housing and accommodations that require implementation by 2017. Other relevant laws and regulations include those that are described in Item 4.A, “History and Development of the Company—Chinese Government Regulations” and “History and Development of the Company—Regulations in the United States and other Jurisdictions,” notably the China (Shanghai) Pilot Free Trade Zone, PRC regulations relating to inventor remuneration and the 1998 Interim Measures relating to human genetic resources. Some of these laws and regulations require additional operating and capital expenses that impacted and will continue to impact not only us and our industry competitors, but also clients through both changes in the pricing of goods and services and changes in their own operations.

If we fail to comply with the U.S. Foreign Corrupt Practices Act or other anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

Although we are a China-based company, we are subject to the Foreign Corrupt Practices Act, or FCPA. The FCPA generally prohibits us from making improper payments to foreign officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of other jurisdictions, particularly China. As our business has expanded, the applicability of the FCPA and other anti-bribery laws to our operations has increased. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

Our customer agreements contain provisions that run counter to our interests or expose us to potential liability.

Our customers’ agreements generally provide that the customers can terminate their agreements with us or reduce the scope of services we provide to them with little or no notice. Most of our customer contracts allow customers to unilaterally terminate the contract for convenience upon prior notice ranging from 30 to 90 days. If a customer terminates a contract with us, under the terms of the contract we are only entitled to receive revenues earned up to the date of termination. Therefore, cancellation or modification of one large contract, or proximate cancellation or modification of multiple smaller contracts, could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

In addition, in some of our customer contracts, we agree not to compete with the customer, either alone or together with third parties. We are required to seek a customer’s prior written consent before making compounds for other customers chemically or pharmacologically similar to those made for the customer. For some customers, our non-compete obligation is broad. Complying with these non-compete obligations may restrict our ability to expand certain service offerings, and failure to comply could significantly harm our business and reputation, as well as expose us to liability for breach of contract.

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

If we fail to protect our customers’ or our own intellectual property rights, we may be subject to liability for breach of contract and may suffer damage to our reputation.

Our success depends on the protection of our customers’ and our own intellectual property, or IP. Our customers provide us with their trade secrets and other IP, and generally own the IP created in connection with the services we provide. This is particularly important for us because a large part of our operations is based in China, and China and Chinese companies have not traditionally enforced IP protection to the same extent as the United States and other Western countries. Despite measures we take to protect our customers’ or our own IP, unauthorized parties may attempt to obtain and use it. For example, in 2011 a junior employee stole and sold sample amounts of two patented chemical compounds that we had made for a customer. The employee was apprehended and subsequently convicted on May 22, 2012. Such events may subject us to liability for breach of contract, as well as significantly damage our reputation, and their remediation may significantly divert management’s attention and other resources from other activities. This could materially harm our business, including its financial condition, results of operations, cash flows and prospects.

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

We may undertake acquisitions or joint ventures or make equity investments that may have a material adverse effect on our ability to manage our business and may end up being unsuccessful

Acquisitions and Joint Ventures. Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances. For example, in 2011, we acquired an antibody reagent company, a company performing radioactive chemistry compound synthesis services and two companies providing clinical trial services in separate acquisitions. In September 2012, we formed WuXi MedImmune Biopharmaceutical Co. Limited, or WuXi MedImmune, a joint venture with MedImmune, the global biologics arms of AstraZeneca, to develop and commercialize MEDI5117, a novel biologic for autoimmune and inflammatory diseases, in China. In April 2013, we formed the joint venture with PRA, WuXi PRA Clinical Research Services Co. Ltd., to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau.

Integration of an acquired company or technology is a complex, time consuming and expensive process. The successful integration of an acquisition requires, among other things, that we integrate and retain key management, sales and other personnel; integrate the acquired products and services into our product and service offerings from both an engineering and a sales and marketing perspective; integrate and support preexisting supplier, distribution and customer relationships; coordinate research and development efforts; and consolidate duplicate facilities and functions.

The geographic distance between companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of integrating an acquired company or technology. Management’s focus on the integration of operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts. In addition, it is common in the technology industry for aggressive competitors to attract customers and recruit key employees away from companies during the integration phase of an acquisition.

Investments. If we are presented with appropriate opportunities, we may acquire or make minority equity investments in businesses that are complementary to our existing businesses or can leverage WuXi’s service platform to create significant value. In 2011, we formed a corporate venture fund structured using PRC and offshore entities to facilitate RMB and U.S. dollar investments. We own 100% of this fund, to which we have made a capital funding commitment of up to $50 million, with an investment focus on technology and life-science companies. As of December 31, 2013, through this venture fund we had invested approximately $17.3 million in investees, including short-term investments of $2.1 million, investments in biopharmaceutical companies of $13.4 million and industry funds of $1.8 million.

Our available cash and securities may be used to buy or invest in companies or products, possibly resulting in significant acquisition-related charges to earnings and dilution to our shareholders. Future acquisitions or equity investments will likely present challenges and could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in these acquisitions and equity investments could have an adverse effect on our ability to effectively manage our own business. These acquisitions and equity investments may also expose us to other potential risks, including loss of the invested amounts, inability to earn an adequate return, unforeseen liabilities, diversion of resources from our existing businesses and potential harm to relationships with employees or customers.

Our principal laboratory and manufacturing facilities may be vulnerable to natural disasters or other unforeseen catastrophic events.

We conduct our primary R&D activities in the China (Shanghai) Pilot Free Trade Zone in Waigaoqiao (previously called the Waigaoqiao Free Trade Zone). We also conduct or plan to conduct R&D and/or manufacturing activities at seven other facilities in China located in the Jinshan area of Shanghai, Tianjin, Suzhou, Wuhan, Changzhou, Nanjing and Wuxi and at our four United States facilities in St. Paul, Minnesota; Philadelphia, Pennsylvania; San Diego, California and Atlanta, Georgia. We depend on these facilities for continued business operations. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to operate our business. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement lead time. The occurrence of any such event could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory. We hold employer’s liability insurance generally covering death or work-related injury of employees. We maintain product liability and professional errors and omissions insurance covering product liability claims arising from the use, consumption or operation of our small-molecule compounds and biologics and claims arising from negligence in connection with our services to customers. We hold public liability insurance covering certain incidents involving third parties that occur on or in the premises of the company. We hold directors and officers liability insurance. We do not maintain key-man life insurance on any of our senior management or key personnel, or business interruption insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Insurance companies in China, to our knowledge, do not offer business liability insurance. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

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

Some of our current services involve testing pharmaceuticals and medical devices in laboratory animals. We work with large laboratory animals, including non-human primates. Although the testing of pharmaceuticals in laboratory animals is almost universally mandated by law, certain special interest groups categorically object to the use of animals for these research purposes. Any threats directed against our animal research activities or negative media attention could impair our ability to operate our business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures that utilize laboratory animals, as has been advocated by certain groups, our business could be materially and adversely affected.

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

We also face product liability risks if the pharmaceuticals and medical devices we help to develop and manufacture are subject to product liability claims. We provide services in the development, testing and manufacturing of pharmaceuticals and medical devices that may ultimately be used by humans, either in clinical trials or as marketed products, although we do not commercially market or sell the products to end users. If any of these pharmaceuticals or medical devices harms people, we may be subject to litigation and may be required to pay damages to those people. Damages awarded in a product liability action could be substantial and could have a material and adverse impact on our business, including its financial condition, results of operations, cash flows and prospects. Although we currently maintain product liability and professional errors and omissions insurance, our insurance coverage may be inadequate or may become unavailable on terms acceptable to us.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting was effective as of December 31, 2013, our management may later conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if they interpret the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion on our consolidated financial statements.

Any of these outcomes could result in a loss of investor confidence in the reliability of our audited consolidated financial statements, which could materially and adversely affect the trading price of our ADSs. Our reporting obligations as a public company could place a significant strain on our managerial, operational and financial resources and systems for the foreseeable future.

Restrictions on our operations contained in agreements relating to bank loans may limit how we conduct our business.

On November 29, 2013, we entered into a one-year line of credit of $20.0 million, with CITIBANK, N.A. We entered into a line of credit of $25.0 million, with JPMorgan Chase on November 30, 2013. These loan agreements include terms that may limit the manner in which we conduct our business, including terms relating to our maintenance of debt-related financial ratios within certain thresholds and limits on indebtedness of our PRC subsidiaries. These financial ratio covenants could limit our operational flexibility and could prevent us from taking advantage of business opportunities to build our business or compete effectively A failure to maintain these ratios or comply with other provisions in these loan agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt.

We depend on information technology and other infrastructure that face security, including cybersecurity, risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations, including protecting our customers’ intellectual property, or IP. We have begun to switch from the use of physical notebooks to electronic notebooks for many of our customers. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time. Our systems, and those of third party providers, may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break-ins, unauthorized access, cyber attacks and thefts. Although we take steps to secure our systems and electronic information, these security measures may not be adequate. Any significant disruption to our systems could adversely affect our business and operating results.

Risks Relating to China

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition, results of operations and cash flows.

The Enterprise Income Tax Law, or the EIT Law, and its implementing rules became effective January 1, 2008. The EIT Law and its implementing rules permit certain “high and new technology enterprises,” or HNTEs, to enjoy a reduced 15% EIT rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as an HNTE. The HNTE qualification of our PRC subsidiaries WXAT, WASH, WATJ and STA was valid for calendar years 2008 through 2010, and they renewed HNTE qualification in 2011. Thus, those four entities were eligible to enjoy a preferential tax rate of 15% for calendar years 2011 through 2013. In the third quarter of 2012, STA R&D, Abgent SZ and WAWH were recognized as HNTEs under the EIT Law and are eligible to enjoy a preferential tax rate of 15% for calendar years 2012 through 2014. STA R&D obtained the approval from the relevant tax authority to enjoy the two-year exemption and three-year 50% deduction (“2+3 tax holiday”) in April 2013, thus STA R&D began to be eligible for the income tax rates of 0%, 0%, 12.5%, 12.5%, and 12.5% for 2011 through 2015. WABIO also was recognized by the local provincial Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore, WABIO is eligible to enjoy a preferential tax rate of 15% for 2013 through 2015. The continued qualification of HNTE status is subject to three-year renewal and annual evaluation by the relevant PRC government authorities. If any or all of these entities fail to maintain the HNTE qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

Preferential tax treatment granted to our subsidiaries by local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatment currently available to us and our wholly owned subsidiaries would cause our effective tax rate to increase, which could have a material adverse effect on our financial condition, results of operations and cash flows. We may be unable to maintain our current effective tax rate.

Under China’s EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for EIT purposes. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009, or Circular 82, regarding the standards used to classify resident enterprises clarified that dividends and other disbursements paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. The implementing rules of the EIT Law define “de facto management bodies” as “management bodies that exercise substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, Circular 82 specifies that certain China-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights. On July 27, 2011, the PRC State Administration of Taxation issued Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, including which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status, as well as post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the PRC resident enterprise.

Currently, most of the members of our management team as well as the management team of some of our offshore holding companies are located in China. However, Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider our Company or any of our overseas subsidiaries to be a PRC resident enterprise.

However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 and Bulletin 45 reflect the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a resident enterprise for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as to PRC EIT reporting obligations. Second, although under the EIT Law and its implementing rules and Bulletin 45 dividends paid by a PRC tax resident enterprise to an offshore incorporated PRC tax resident enterprise controlled by a PRC enterprise or enterprise group would qualify as tax-exempted income, we cannot assure that dividends paid by our PRC subsidiaries to us will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities and tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes but not controlled by a PRC enterprise or enterprise group like us. Finally, the EIT Law and its implementing rules issued by PRC tax authorities suggest that dividends paid by us to our non-PRC shareholders and, while less clear, capital gains recognized by them with respect to the sale of our stock may be subject to a withholding tax of 10% for non-PRC enterprise shareholders and potentially 20% for non-PRC individual shareholders. Similarly, these unfavorable consequences could apply to other offshore companies if they are classified as a PRC resident enterprise.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our financial position, results of operation, cash flows and prospects.

Since the inception of our business, we have benefited from exemptions and subsidies with respect to income tax and sales tax. Our eligibility to receive these financial incentives requires that we continue to qualify for them. The incentives are subject to the discretion of the central government or relevant local government authorities, which could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of the financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives in addition to any business or operational factors that we may otherwise experience. For example, we expect downward pressure on margins on goods manufactured for export due to changes in China’s VAT system, reducing the potential VAT export refund rate on certain categories of goods from 13% to 0%.

We face uncertainty from PRC VAT reform, which could result in unfavorable tax consequences to us.

On October 26, 2011, the State Council of China approved a new tax rule to launch the VAT reform pilot program in Shanghai on January 1, 2012. On November 16, 2011, China’s Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, to provide specific implementation rules for the pilot program, which became effective January 1, 2012. As part of a tax replacement policy, Circular 110 and Circular 111 allow companies in the traffic and transport sector and certain modern service sectors in Shanghai to pay a VAT instead of the business tax. Since January 1, 2012, a 17% rate has applied to the movable property leasing sector, an 11% rate to the traffic and transport sector and a 6% rate to sectors related to research and development, technological services, culture, logistics and consultation. According to the existing business tax rules, our revenue from R&D services is subject to a 5% business tax on gross revenue, while the recovery of the input VAT incurred on the purchase of raw materials and VAT-able service is disallowable. Under the new VAT reform pilot program, our R&D service revenue is subject to a 6% VAT on revenue; however, the input VAT incurred on the purchase of raw materials and VAT-able service is recoverable and can be used as a credit when calculating VAT. Under both the business tax rules and the new VAT reform pilot rules, the revenue from R&D services can be eligible for the exemption policy if the R&D services meet certain standards and receive a certification from a Commission of Science or Commission of Commerce at the provincial level. Furthermore, on December 29, 2011, China’s Ministry of Finance and the State Administration of Taxation jointly issued The Notice on Application of Zero Rate and Exempt Treatment for Certain Taxable Services, or Circular 131, to clarify the scope of taxable services eligible for the zero rate or exemption under the VAT reform pilot program in Shanghai. Circular 131 applies as of January 1, 2012, the same date the pilot program commenced. According to Circular 131, R&D services provided to overseas entities are eligible for the zero-rate policy, which means that no VAT is charged on the invoice to overseas customers and the input VAT associated with the service provided to the customer is fully recoverable. On August 1, 2012, the pilot program was extended to eight other provinces and cities, including Jiangsu Province, Hubei Province and Tianjin city and on August 1, 2013, the pilot program was further extended to nationwide. WASH, the Shanghai branch of WXAT and STA R&D, which are located in Shanghai, the head office of WXAT and WASZ, which are located in Jiangsu Province, and WAWH and WATJ, which are located in Hubei Province and Tianjin city, respectively, derive their main revenues from R&D services and were subject to this new VAT reform pilot program beginning on January 1, 2012, October 1, 2012 and December 1, 2012, respectively.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.

In 2013, more than 88% of our net revenues were generated from sales denominated in U.S. dollars, and a significant portion of our operating costs and expenses were denominated in Renminbi. As a result, when the Renminbi appreciates against the dollar, our margins are pressured. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2.0% per day and the People’s Bank of China regularly intervenes in the foreign-exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi-dollar exchange rate and lessen intervention in the foreign-exchange market. More recently, the PRC government has indicated a strong willingness to introduce two-way volatility in the Renminbi-dollar exchange rate.

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

Changes in China’s economic, political and social conditions could adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

We conduct a significant portion of our business operations in China. Accordingly, business, including our financial condition, results of operations, cash flows and prospects, is affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations. These measures may cause decreased economic activity in China, which in turn could adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to investors and the Company.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Most of our PRC operating subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to FIEs. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, including local government authorities, thus making strict compliance with all regulatory requirements impractical or, in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we benefit from either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in legal systems in more developed nations. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties, together with any development or interpretation of the PRC law that is adverse to us, could materially and adversely affect our business, financial condition, results of operations and prospects.

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

The State Administration of Foreign Exchange, or SAFE, has promulgated several regulations that require PRC residents to register with and/or obtain approvals from branches of SAFE in connection with their direct or indirect offshore investment activities. On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 requires (a) PRC residents to register with the local SAFE branch before establishing or controlling any offshore company, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets or equities of PRC companies and raising funds from overseas, (b) any PRC resident who is a shareholder of an offshore special purpose company to amend such shareholder’s SAFE registration with the relevant SAFE branch with respect to such company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China, and (c) registration by March 31, 2006, of direct or indirect investments previously made by PRC residents in such companies.

We previously notified and urged our shareholders who are PRC residents to make the necessary registrations and filings as required under these regulations, and these shareholders have made efforts to register their investments in our company with the local SAFE branch in Wuxi. However, the local SAFE branch in Wuxi declared that registrations under Notice 75 were not required from these shareholders. It remains unclear how Notice 75 and any future PRC legislation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant PRC government authorities and whether the local SAFE branch in Wuxi correctly interpreted Notice 75 as to its application to certain of our shareholders. Therefore, we cannot assure you that all relevant shareholders have made or will make and obtain all applicable registrations or filings required by these regulations or other related legislation. If any of our PRC shareholders fails to make any required SAFE registrations and amendments thereto, our ability to inject capital into our PRC subsidiaries may be limited and our PRC subsidiaries may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, the failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign-exchange restrictions.

We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements. Limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our main operating subsidiaries in China is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop contributing if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. A Sino-foreign equity joint-venture enterprise is required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. As a result of these PRC laws and regulations, each of our main operating subsidiaries in China is restricted in its ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As of December 31, 2013, the restricted portion of their net assets totaled $199.3 million, which was composed of the registered capital and the statutory reserve of the PRC subsidiaries. Limitations on the ability of our operating subsidiaries in China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends or otherwise fund and conduct our business.

Governmental control of currency conversion and regulations of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional contributions to our PRC subsidiaries, which could restrict our ability to utilize our revenues effectively and also affect our ability to fund and expand our business.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China. Under China’s existing foreign-exchange regulations, payments of current account items, including profit distributions, interest, payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE or its local counterparts by complying with certain procedural requirements. However, the PRC government may take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign-exchange transactions under capital accounts continue to be subject to significant foreign-exchange controls and require the registration with, and approval of, PRC governmental authorities. In particular, if one subsidiary receives foreign-currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts. If we finance such subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts.

In August 2008, SAFE promulgated SAFE Circular No. 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated SAFE Circular No. 59 in November 2010, which requires that the government authorities closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds be settled in the manner described in the offering documents. SAFE also promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs and could have a material adverse effect upon our business, financial condition, results of operations and reputation.

We believed that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, loss in ADS price and ADS price volatility, and increased directors’ and officers’ insurance premiums and could have a material adverse effect upon our business, financial condition, and results of operation.

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

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and quality control procedures. In addition, the inability of the PCAOB to conduct auditor inspections in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors located outside of China that are subject to regular PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined not to be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision, or Initial Decision, that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter, as the accounting firms have filed a Petition for Review of the Initial Decision, and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order is made, the accounting firms would have a right to appeal to the U.S. federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm that can audit and issue a report on our financial statements, we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the New York Stock Exchange. Moreover, any negative publicity about the SEC’s proceedings against these accounting firms may erode investor confidence in China-based, United States-listed companies in general and the trading price of our ADSs may be adversely affected.

Risks Relating to Investing in Our ADSs

Our quarterly revenues and operating results are difficult to predict and could fall below investors’ expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon numerous factors, including the signing, completion or cancellation of contracts, and in particular large contracts; the progress of ongoing contracts; trends in costs and expenses, such as from labor inflation, Renminbi appreciation, investment, and our ability to increase prices to reflect these changes in costs; impairment charges and charges related to discontinued operations; acquisitions, dispositions or discontinuances of businesses and any associated charges; our customers’ requirements for delivery of services, including timing of delivery, particularly our manufacturing services; changes in the mix of our revenues from our laboratory service and manufacturing service businesses, including the portion of services performed on a fee-for-service or full-time-equivalent basis; changes in the R&D outsourcing industry’s operating environment; and changes in government policies or regulations or their enforcement. Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations.

The trading prices of our ADSs have been, and may continue to be, volatile, which could result in substantial losses to investors.

Between January 1, 2013 and April 4, 2014, the trading price of our ADSs on the NYSE ranged from $15.44 to $39.86 per ADS, and the last reported sale price on April 4, 2014 was $35.91 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

From time to time, we may distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to try to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

To the extent holders of our ADSs hold certificated ADRs rather than hold ADSs through their bank, broker or other nominee through The Depository Trust Company, the ADSs represented by ADRs will be transferable on the books of the depositary. However, the depositary may close its books at any time that it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies and will close its books on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of, or circumstance permitted by, the deposit agreement.

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

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets from time to time, including goodwill and equity investments in less-than-25%-owned entities. Because we expect to hold a substantial amount of cash and other passive assets, and because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs, which fluctuates, we may be a PFIC in the future. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see Item 10.E, “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

Moreover, as a non-U.S. company with foreign private-issuer status, we have been exempted from, and you may not be provided with the benefits of, some of the NYSE corporate-governance requirements applicable to U.S. companies, including that a majority of our board of directors must be independent directors; the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

In addition, as a Cayman Islands-exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands company, we may not have standing to initiate a derivative action in a federal court of the United States. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Certain judgments obtained against us by our shareholders may be unenforceable.

We are a Cayman Islands company, and most of our assets and a large part of our operations are located outside of the United States. A substantial portion of our current operations are conducted, and a substantial portion of our operating assets are located, in the PRC. In addition, many of our directors and officers are nationals and/or residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil-liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not resident in the United States and most of whose assets are located outside of the United States. Even if you are successful in bringing an action of this kind, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil-liability provisions of the securities laws of the United States or any state. In addition, such Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any U.S. state.

We may need additional capital that we may be unable to obtain in a timely manner on acceptable terms.

In order to expand our capacity, develop new services and remain competitive, we may require additional capital. Financing may be unavailable in amounts or on terms acceptable to us. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows; general market conditions for capital-raising activities by life science and related companies; and economic, political and other conditions in China, the United States and other countries. The sale of additional equity or equity-linked securities could result in dilution to the shares held by our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants restricting our operations or our ability to pay dividends.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our principal executive offices are located at 288 Fute Zhong Road, China (Shanghai) Pilot Free Trade Zone, Shanghai 200131, People’s Republic of China. Our telephone number is 86 (21) 5046-1111. Our website address is www.wuxiapptec.com. The information on our website does not form a part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

We conduct substantially all of our business through our operating subsidiaries in China and in the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries. We own the equity of our operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004, under the name WuXi PharmaTech (BVI) Inc., with no significant assets and/or operations of its own. Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd.

We commenced operations and began offering our pharmaceutical and biotechnology R&D outsourcing services in 2001. In connection with our initial public offering, we incorporated WuXi PharmaTech (Cayman) Inc., a holding company, in the Cayman Islands on March 16, 2007. We and certain of our shareholders completed the initial public offering in August 2007.

In January 2008, we acquired AppTec Laboratory Services, Inc. In the second half of 2008, the global economy suffered a serious downturn, including a significant deterioration in credit markets. As a result, some AppTec customers, including small biotechnology companies, had considerable difficulty in obtaining credit or in raising capital and consequently cut back on their spending for our services, particularly in biologics manufacturing. After conducting a thorough review of the marketplace, we concluded that the prospect of a recovery in the foreseeable future was unlikely and therefore we discontinued our U.S. biologics manufacturing operations in December 2008.

In 2011, we completed several acquisitions: Chemdepo, which primarily offers radioactive chemistry compound synthesis services; Abgent, which is a service provider of biological research reagent products; and two Chinese clinical research services companies, Jiecheng and MedKey, to expand into trial services in China.

In September 2012, we formed WuXi MedImmune Biopharmaceutical Co. Limited, a joint venture with MedImmune, the global biologics arms of AstraZeneca, to develop and commercialize MEDI5117, a novel biologic for autoimmune and inflammatory diseases, in China. In April 2013, we formed a joint venture with PRA International Inc., WuXiPRA Clinical Research Services, Co. Ltd., to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. Jiecheng is now a wholly owned subsidiary of WuXiPRA.

In 2011, we formed a corporate venture fund structured using PRC and offshore entities to facilitate RMB and U.S. dollar investments. This is our 100% owned fund, to which we have made a capital funding commitment of up to $50 million, with an investment focus on technology and life-science companies.

In 2012 and 2013, we made capital expenditures of $67.8 million and $55.9 million, respectively, primarily to expand and upgrade our laboratory facilities in Shanghai, Wuhan, Wuxi and Tianjin and expand our cGMP research manufacturing capacity in Changzhou and Shanghai Jinshan. These capital expenditures were funded from our operating cash flow. We anticipate that our 2014 capital expenditures will be approximately $85.0 million, which will be also funded from our operating cash flow. For additional information, see Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

For additional information on our organizational structure, see Item 4.C, “—Organizational Structure.”

B. Business Overview

Industry Background and Market Opportunities

Contract research organizations, or CROs, generally arose in the 1980s, mainly in the United States, Europe and Japan, to meet the needs of life-science companies to improve their R&D productivity and operational agility. More recently CROs have been founded in developing countries based on their unique capabilities. For example, China offers highly educated, highly trained and productive scientists at reasonable cost. We believe we have been successful in establishing operations in China that provide high-quality discovery, preclinical and clinical services to life-science companies efficiently and cost-effectively.

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

In research and development of small-molecule pharmaceuticals, chemical synthesis and other discovery chemistry services that involve substantial labor inputs are well suited to outsourcing to China. This was the original capability of our company. We are a leader in providing such discovery chemistry services and are among the largest employers of chemists in the worldwide pharmaceutical industry. Other areas of discovery and development, including biology, medicinal chemistry, DMPK/ADME, formulation, analytical development services, process research, research manufacturing, toxicology, bioanalytical services, clinical research, and genomics, are increasingly being outsourced to us and other CROs. We believe the share of small-molecule pharmaceutical R&D spending that is being outsourced to developing countries like China is increasing and will continue to increase for the foreseeable future as the fast-growing pharmaceutical market in China will draw increasing R&D activities there.

China-based CROs are also increasingly used to discover and develop large-molecule biologic products, which are a growing portion of the product pipelines of biopharmaceutical companies. CROs perform most of the stages of biologic product development, from discovery of novel monoclonal antibodies to cell-line development, process development to cGMP manufacturing. Testing services for biologic products still are primarily performed by CROs in developed countries, including WuXi’s operations in the United States.

Medical-device companies often have found it more economical to use CROs to perform testing services for their products, such as biocompatibility, toxicology, microbiology, package testing, and lot release testing, than to create and support the organizations to complete such services themselves. Such services are generally performed by CROs in developed countries, including WuXi’s operations in the United States.

Company Overview

We are a leading pharmaceutical, biotechnology and medical device R&D services company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the cycle and lowering the cost of pharmaceutical and medical device R&D by providing cost-effective and efficient outsourcing solutions. We have more than 1,700 customers, including most of the largest pharmaceutical companies by revenues, many of whom have presented us with awards for our performance and continue to contract with us for more and larger projects, including integrated projects.

When we were founded in 2000, our core business was to provide synthetic chemistry services to synthesize small molecules at the beginning of the drug discovery process. Over the years, we have built an integrated R&D services platform along the entire value chain of drug discovery and development. We believe we are the R&D services company in the life science industry with the broadest integrated service and technology platform from discovery, preclinical development, and manufacturing to clinical development. We continue to broaden our customer relationships with our expanded capabilities and integrated services. Our mission is to enable anyone and any company to use our integrated drug discovery and development platform to discover and develop new therapeutic products to benefit patients worldwide.

We are well positioned to capitalize on the global trend of R&D outsourcing by emphasizing our experience, capabilities, quality, responsiveness, protection of customer intellectual property and reliability. Our primary China-based facilities include 1,127,000 square feet of facilities in the China (Shanghai) Pilot Free Trade Zone used for synthetic chemistry, biology, medicinal chemistry, DMPK, formulation, analytical development, manufacturing process chemistry, research manufacturing, bioanalytical services, genomics, and biologics drug discovery and development; a 576,000 square-foot R&D center in Tianjin focused on synthetic chemistry and medicinal chemistry; a 319,000 square-foot facility in Wuhan providing services in synthetic chemistry and medicinal chemistry; a 160,000 square-foot small-scale cGMP clinical manufacturing facility and a 222,000 square-foot large-scale cGMP commercial manufacturing plant in the Jinshan district of Shanghai; a 60,000 square-foot large-scale non-GMP manufacturing plant in Changzhou; a 314,000 square-foot preclinical toxicology facility in Suzhou; a 34,000 square-foot laboratory for manufacturing research reagents in Suzhou; and a 111,000 square-foot biologics manufacturing facility in Wuxi. We also offer services in biologics and medical device testing in three FDA-registered facilities in the United States: an 83,000 square-foot R&D and manufacturing facility in St. Paul, Minnesota, used for in vitro and in vivo biocompatibility testing, toxicology, and processing of tissue-based products; a 50,000 square-foot testing facility in Atlanta, Georgia, used for microbiology, medical-device chemistry, sterilization validations, and package testing; and a 76,000 square-foot biologics testing facility in Philadelphia, Pennsylvania.

Our net revenues increased from $407.2 million in 2011 to $499.9 million in 2012 and $578.1 million in 2013, representing year-over-year growth of 22.8% and 15.6%, respectively. Revenue growth was generated by increased demand for our broadening platform of services. We generated most of our revenues in each of these years from customers headquartered in the United States. Our historical growth rate is attributable primarily to an increasing customer base and a greater number of projects that resulted from our expanded capacity and increased service offerings, including a focus on obtaining long-term, integrated R&D contracts. Net income increased from $81.0 million in 2011 to $86.6 million in 2012 and $114.6 million in 2013, representing year-over-year growth of 6.9% and 32.3%, respectively. Net income growth in 2012 was primarily due to increased demand for our services, offset in part by lower margins caused by labor cost inflation, RMB appreciation versus the U.S. dollar, and investments. Net income growth in 2013 was primarily due to continued growth in demand for our services and higher other income, primarily $10.2 million of realized gains and $9.1 million of mark-to-market gains on foreign-exchange forward contracts.

Backlog for our Laboratory Services segment was $186.1 million as of December 31, 2013, compared to $104.8 million and $87.3 million as of December 31, 2012 and 2011, respectively. Backlog for our Manufacturing Services segment was $91.7 million as of December 31, 2013, compared to $84.9 million and $53.1 million as of December 31, 2012 and 2011, respectively. We maintain an order backlog to track anticipated revenue from projects that are anticipated to begin in the near future or are in process and have not been completed. The backlog amounts included herein are determined based on written evidence of a customer’s intention, including signed contracts, purchase orders or letters of intent, and are typically recognized in revenues within the following year.

Our aggregate backlog as of any date is not necessarily a meaningful predictor of future results for a variety of reasons. The projects included in backlog vary in duration, the scope of the projects may change or they may be terminated. While we have not experienced significant deviations historically between amounts included in backlog and the amount ultimately recognized in revenue, there is no assurance that projects included in backlog will not be cancelled or delayed at any time by customers or regulatory authorities.

Our Strategy

Our mission is to build an open-access technology platform of integrated services that will enable anyone and any company to discover and develop products to benefit patients. We believe that an open-access platform is the most effective and efficient way to allow researchers to capitalize their knowledge and experience and improve productivity in the pharmaceutical industry. We have established technologically advanced operations both in China, where we have access to high-quality talent and facilities to provide drug discovery and development services at lower costs than in the United States and Europe, and in the United States, where we have strong capabilities in the testing of biologics and medical devices. With these operations, we believe we are well positioned to provide considerable value to the world’s life-science companies.

Our Competitive Strengths

Since our incorporation in December 2000, we have worked hard for the past 13 years and become a major international CRO. We believe we are the largest CRO headquartered in China. Our competitive advantages include:

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

A highly educated and trained workforce. As of December 31, 2013, we had 7,445 employees, including 5,254 science professionals. More than 55% of our scientists have obtained master’s degrees and above. We successfully recruit recent graduates from universities in China and have an extensive proprietary training program. More than 90% of our employees and science professionals work in China.

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

An intense focus on a diversified, high-quality customer base. Most of the world’s largest pharmaceutical companies by revenue and many other pharmaceutical, biotechnology and medical device companies are our current customers. We have successfully obtained repeat business from all of our top ten customers over the past five years. Our projects have grown in size, and our working relationships with our customers have become more strategic based on the trust earned through successful working experience.

Strong protection of customers’ intellectual property. We have stringent procedures and systems in place for protecting customers’ IP and confidential information.

Labor costs. While our company’s costs of scientific labor have been increasing about 10% per year for the past few years, they remain significantly below the cost of similar labor in developed countries, and we expect that cost differential to continue for an extended period of time.

Compliance. Our operations and facilities comply with US FDA, OECD and China FDA regulatory requirements for cGMP, GLP and GCP.

Our Services

We conduct our operations in two segments:

•	Laboratory services for pharmaceutical, biotechnology and medical device companies. China-based laboratory services for pharmaceutical and biotechnology companies include services for small molecules, such as synthetic chemistry, biology, medicinal chemistry, DMPK/ADME, formulation, analytical chemistry, toxicology, clinical development, bioanalytical services, genomics, research reagent production, and clinical services, as well as services for discovery and development of biologics. U.S.-based laboratory services include testing services for biologics, medical devices, and combination products.

•	Manufacturing services, which include the development of manufacturing processes and the production of advanced intermediates and active pharmaceutical ingredients, or APIs, for use by pharmaceutical companies in preclinical and clinical trials of small-molecule products and in commercial products, as well as the production of biologics.

In the first quarter of fiscal 2012, we implemented a change in the reporting of Process Chemistry revenues, which are now included in Manufacturing Services but were previously recorded in Laboratory Services. Process Chemistry revenues were $15.9 million, $20.4 million and $24.6 million and Process Chemistry cost of revenues were $8.6 million, $12.7 million and $13.6 million for years ended December 31, 2011, 2012 and 2013, respectively. These amounts were included in Laboratory Services revenues prior to 2012 and have been reclassified on the accompanying financial statements to conform to current-year classification. This change had no effect on the reported amounts of total company revenues, gross margin, net income or cash flow from operations for any period presented.

Net revenues from our Laboratory Services segment increased from $311.7 million in 2011 to $382.9 million in 2012 and $430.9 million in 2013, or 22.9% and 12.5% growth, respectively. Net revenues from our Manufacturing Services segment increased from $95.5 million in 2011 to $117.0 million in 2012 and $147.2 million in 2013, or 22.5% and 25.8% growth, respectively.

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

Bioanalytical Services. Our bioanalytical services include quantitative and qualitative sample analyses to support preclinical and clinical studies of pharmocokinetics, toxicokinetics, pharmacodynamics, and immunogenicity. We analyze small-molecule drugs using liquid chromatography/mass spectroscopy and measure biomarker/biologics and antibody immunogenicity using immunochemistry. Our bioanalytical testing laboratory has passed GLP inspections multiple times by the U.S. FDA, OECD and China FDA.

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

Toxicology. We provide a full range of IND/NDA enabling in vivo and in vitro non-clinical safety evaluation studies that meet global regulatory standards. We maintain Good Laboratory Practice, or GLP, certifications from both the CFDA and the Organization of Economic Cooperation and Development. We were the first company in China to have received both of these GLP compliance certifications. Our toxicology services include general toxicology (acute, sub-chronic, chronic and carcinogenicity), developmental and reproductive toxicology, genetic toxicology (screening and regulatory assays), safety pharmacology, immunotoxicology, and anatomic and clinical pathology. We also offer laboratory services in analytical chemistry, bio-analysis, immunology and biomarkers. Our services involve a wide selection of animal models and routes of administration.

We offer GLP and non-GLP toxicology services in the United States primarily for testing the safety of medical devices. Our St. Paul facility has 40,000 square feet dedicated to in vivo toxicology services for the medical device industry. The staff includes board-certified toxicologists, pathologists, veterinarians, histologists and study directors. The facility is FDA-registered, ISO 17025 certified, accredited by AAALAC and the American Association for Laboratory Animal Science and licensed by the U.S. Department of Agriculture, or USDA, and the U.S. Drug Enforcement Administration.

Clinical Development. With the acquisition of Jiecheng and Medkey and the subsequent formation of WuXiPRA, we provide clinical services. WuXiPRA’s services include clinical trial monitoring, project management, regulatory strategy and submissions, data management, biostatistics, drug safety reporting and medical monitoring. Medkey provides clinical site management services.

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

Genomics. Our genome center, which opened in 2011, offers gene sequencing and bioinformatics services as part of an integrated service offering from assay development and validation through clinical testing to support our clients’ R&D. Our genomics laboratory meets international standards and is the only genomics lab in China that has been certified as meeting the Clinical Laboratory Improvement Amendments (CLIA) standards of the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services. These standards apply to all clinical laboratory testing on specimens derived from humans in the United States to give information for the assessment, diagnosis, prevention, and treatment of disease. Our collection of genetically characterized Chinese patient-derived xenograft models of various cancer types, as well as a Western ancestry collection, licensed from the Mayo Clinic, provides a platform for targeted therapy, biomarker discovery and translational research in a preclinical setting. We are acquiring a state-of-the-art sequencing system that we believe will enable our clinical genomic services to expand from target panel, exome, and transcriptome scale sequencing to population genome scale sequencing.

Biologics

We offer a comprehensive array of services, in both China and the United States, for the discovery, development, manufacturing and testing of biologics.

Discovery. We offer a full spectrum of discovery services for the generation of novel monoclonal antibody therapeutics through five functional groups: research materials, hybridoma, antibody engineering, high throughput and in vitro function assays. Our research materials generation team generates research materials for immunization and screening, such as proteins and cell lines expressing membrane proteins. Our hybridoma group uses an immunization method and advanced electro cell fusion techniques to obtain high antibody titer and high fusion efficiencies using lymphnode or spleen cells from immunized mice. Our antibody engineering group provides therapeutic antibodies of high quality through advanced library design / synthesis and phage display technologies. This group also provides integrated services for antibody refinement, including mouse antibody humanization, antibody affinity maturation and Fc engineering for longer half-life and better effector functions. Our high throughput screening team uses ELISA, FACS and other image-based binding methodologies as well as antibody biochemical characterization to ensure the identification of antibody drug candidates with high potency and suitability for functional assays and animal study. Our in vitro functional assays group allows selection of biologically relevant and functionally potent therapeutic antibody candidates to advance to in vivo assays.

Development. We offer services in biopharmaceutical, including biosimilar and development. Our capabilities range from cell line engineering and selection to formulation analysis and assay and process optimization. Our biologic development services span all facets of biotherapeutic CMC (chemistry, manufacturing and controls) development, including technical transfer, cell line development, protein characterization, cell culture (upstream) development, purification (downstream) development, formulation development and assay development.

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

Biologics Testing. Utilizing in vitro, in vivo, molecular and analytical methodologies, we provide biologics testing services to take products from development to commercialization in such areas as protein characterization, supply chain assessments, raw materials testing, cell and viral bank characterization, viral clearance, lot release programs, stability studies, cleaning validations and bioanalytical studies.

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

Process chemistry. Our cGMP-quality kilo-lab and pilot plants help our customers to develop processes to manufacture pharmaceuticals in larger quantities, from laboratory quantities measured in milligrams and grams to scale-up quantities measured in kilograms, to process optimization quantities measured in hundreds of kilograms, to commercial quantities measured in metric tons. We aim to identify the most efficient methods of compound synthesis, which reduce the cost of synthesis. Efficiency can be improved by reducing the number of products used in synthesis, improving the yield of the desired compound and accelerating the time needed for synthesis. Our process development services are integrated with our analytical development, formulation development and cGMP manufacturing of APIs. Many of our manufacturing projects involve compounds for which we developed the scale-up methodology in process chemistry. We offer process safety evaluations as part of this service. Because the process chemistry function develops processes for manufacturing APIs and advanced intermediates, since January 1, 2012, process chemistry has been managed as part of our Manufacturing Services business unit, and we have recorded our results of operations for process chemistry under Manufacturing Services rather than Laboratory Services.

Research manufacturing. We began offering manufacturing process development services to meet the growing customer demand to scale up production of advanced intermediates and APIs for drug candidates to be tested in late-stage clinical trials. As a logical extension of this process development service, we then developed our own preclinical and clinical-trial manufacturing services.

Commercial manufacturing. Our capabilities in research manufacturing also allow us to be the commercial manufacturer of these APIs or key ingredients for drug candidates that complete clinical trials and receive regulatory approval. As with our laboratory services, our manufacturing services are intended to reduce our customers’ product development time and cost. We manufactured ingredients for eight commercial products in 2013.

We have cGMP-quality manufacturing facilities in the Jinshan Chemical Industry Development Zone of Shanghai, which covers both research manufacturing and commercial manufacturing. We also have manufacturing facilities in Changzhou. Our original research manufacturing plant in Jinshan, established in 2004, complies with CFDA standards and is certified to both ISO 9001:2000 and ISO 14001:2004 standards. It measures approximately 35,000 square foot and has 38 reactors with volumes ranging from 50 to 3,000 liters each, for total volume of more than 50,000 liters. In 2010, we completed a 120,000 square-foot commercial manufacturing facility in Jinshan, with 30 reactors ranging in volume from 3,000 to 20,000 liters each, or more than 230,000 liters of total reactor volume. The facility offers advanced process automation for control of temperature, agitation and other parameters and has high-pressure, high-temperature, cryogenic and hydrogenation capabilities. More recent expansion of our Jinshan facilities has added 33 reactors comprising 75,000 liters. Our current facilities in Changzhou comprise 40 reactors totaling 102,000 liters. We are undertaking construction of a new small-molecule research and commercial manufacturing facility in Changzhou, which we expect will become operational in late 2015 and 2016 and, will roughly double our existing capacity.

Biologics Manufacturing. Our biologics manufacturing facility is located in Wuxi city. We manufacture biotherapeutic protein products produced from mammalian cell culture. Our competencies cover major aspects of therapeutic recombinant protein and monoclonal antibody manufacture, from cell culture, purification, and formulation to final filling under cGMP conditions as defined by various regulatory agencies and the Code of Federal Regulations.

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

We have field forces strategically located in key geographic locations, including the United States and Europe. A sales support group based in St. Paul, Minnesota, assists these sales forces. Our field sales representatives generate sales leads and work closely with technical experts to prepare quotes and to secure customer orders. We plan to significantly expand our sales and marketing organization in 2014 in the United States, Europe and China.

Customers

In 2013, our China-based operations provided services to approximately 900 pharmaceutical and biotechnology customers, and our U.S.-based operations served approximately 870 medical device, biotechnology, and pharmaceutical companies. We generate most of our net revenues from sales to customers headquartered in the United States. Most of our customers return to us for additional projects, particularly integrated programs, and each of our top ten customers over the last four years continues to be our customer today. As a result, our customer base has grown both in number and in average revenue per customer.

The table below sets forth information regarding our historical customer base:

	For the Year Ended December 31,
	2011	2012	2013
Top ten customer concentration (as a percentage of total net revenues)	55%	48%	45%
Retention of top ten customers	100%	100%	100%
Average net revenues per top ten customer (millions of U.S. dollars)	$22.5	$23.9	$26.0

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

In 2012 and 2013, net revenues from Merck accounted for 16.2% and 11.4% of our total net revenues, respectively. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business and Industry—A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of our significant customers could reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects.”

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

Seasonality

Our first-quarter revenues for our China-based services business are generally lower than the preceding fourth-quarter revenues, as certain customers spend the remainder of their annual budget in the fourth quarter and are in the process of planning new projects in the first quarter following the approval of a new annual budget. Otherwise, our revenues generally are not subject to significant seasonal fluctuations because our customers’ needs are relatively continuous.

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

We have also created an IP-protection process in China whereby we periodically scan signed and dated notebooks of every scientist onto diskettes and then engage the notary public office to notarize the records. Notebooks are critical to the drug and medical device R&D process, as scientists’ notes are often used as original data in support of patent applications and disputes. We are now switching from physical notebooks to electronic notebooks for many of our clients. Our process preserves the documentation necessary to establish IP ownership should any disputes arise in the future. This process not only significantly enhances the protection of key original information, but also increases customers’ confidence and trust in our company. In addition, each customer project has dedicated laboratory space equipped with key-card access control systems. Furthermore, we forbid our scientists from displaying chemical structures in any form in communal analytical laboratories. Most laboratory computers are not connected to the Internet and have restricted data-transfer capabilities.

We have established documentation procedures, powered by the Laboratory Information Management System, or LIMS, licensed by Thermo Watson, to control information access on a need-to-know basis and to restrict system access in connection with our DMPK studies in drug discovery and development. A typical bioanalytical laboratory generates hundreds or even thousands of test results daily, which must be securely stored for long periods. LIMS is designed for tracking individual samples and the information obtained about them with various analytical tools. Only after the results of all bioanalytical techniques have been reviewed in LIMS is a product released or rejected. We believe that our LIMS complies with all FDA requirements regarding security, including data integrity, compatibility and audit-trail generation.

Despite measures we have taken to protect our own and our customers’ IP, unauthorized parties may attempt to obtain and use information that we regard as proprietary. See Item 3.D, “Key Information—Risk Factors—Risk Relating to Our Business.” In 2011 a junior employee, acting by himself, stole and sold for personal gain sample amounts of two patented chemical compounds made for a customer. The employee was apprehended and subsequently convicted on May 22, 2012. We subsequently strengthened our compliance functions and key security measures including employee training and inspections.

As of December 31, 2013, we had 12 trademarks registered in China and also had certain trademarks registered in a number of other jurisdictions, including United States, European Union, Japan, Korea, India and Hong Kong. Our service creed, “We Are Determined to Serve You Better,” is registered with the U.S. Patent and Trademark Office.

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

The pharmaceutical and biotechnology R&D outsourcing market remains highly fragmented. We compete with industry participants in particular service areas—for example, with ShangPharma Corporation and Pharmaron Inc. in drug discovery and chemistry and other laboratory services and with Covance Inc. and Charles River Laboratories International, Inc. in preclinical services. We now also compete with companies in biologics testing, such as Charles River Laboratories International, Inc. and BioReliance, a division of Sigma-Aldrich Corporation, and in the medical device testing area, such as North American Science Associates Inc. and Toxikon. After the acquisition of Jiecheng and MedKey and the subsequent formation of WuXiPRA, we compete with clinical research organization such as PPD, Parexel International, and Hangzhou Tigermed Consulting Co., Ltd. in the clinical research services area. We believe that we do not compete with any single company across the breadth of our service offerings.

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

We believe that the successful recruitment and retention of scientists with Ph.D.s and masters degrees are key elements in achieving our strategic goals. We believe that as competitive pressures in the pharmaceutical and medical device R&D industry increase, the recruitment and retention of scientists will become increasingly competitive. To meet this challenge, we actively recruit scientists at colleges and universities and through other means. We believe that the sophisticated pharmaceutical and medical device R&D services performed in the course of our business and our reputation as the leading CRO headquartered in China help us to attract and retain qualified scientists. We offer what we believe are competitive salaries and benefits as a means to recruit and retain highly skilled scientists.

Insurance

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory; employer’s liability insurance generally covering death or work injury of employees; product liability and professional errors and omissions insurance covering product liability claims arising from the use or operation of our small-molecule compounds and claims arising from negligence in connection with our services to customers; public liability insurance covering certain incidents involving third parties that occur on the premises of the company and directors and officers liability insurance. We do not maintain life insurance for any members of our senior management or other key personnel and business disruption insurance. While we believe that our insurance coverage is comparable to that held by similarly situated companies with property in China and the United States, it may be insufficient to cover all claims for product liability or damage to our fixed assets. See Item 3.D, “Key Information—Risk Factors—We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.”

Chinese Government Regulations

We operate in a legal environment with little formalized regulation over several of our activities. The following laws, regulations and regulatory authorities are relevant to our business.

China Food and Drug Administration (CFDA)

In the PRC, the CFDA is the authority that monitors and supervises the administration of pharmaceutical products and medical devices and equipment as well as food and cosmetics. It is the successor of the State Drug Administration, or SDA, and the State Food and Drug Administration, or SFDA. The SDA was established in August 1998 as an organization under the State Council to assume the responsibilities previously handled by the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA. In 2008, the SFDA was downgraded and affiliated to MOH. As a result of the recent governmental reorganization approved by the Twelfth National People’s Congress on March 14, 2013, the SFDA was renamed the CFDA, reports to the State Council directly again and is given the consolidated authority to regulate the entire food industry by assuming the responsibility on food regulations of the State Council’s Food Safety Office, the General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) and the State Administration for Industry and Commerce. In the meantime, the CFDA’s existing regulatory authority over drugs, medical devices, cosmetics, and dietary supplements is expected to remain unchanged.

In addition to monitoring and supervising the administration of pharmaceutical products, medical devices and equipment and food and cosmetics, the CFDA’s primary responsibilities include monitoring and supervising the administration of pharmaceutical products, medical devices and equipment as well as food and cosmetics in the PRC; formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and pharmaceuticals; evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicines; approving and issuing permits for the manufacture, export and import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises for pharmaceutical manufacture and distribution; and examining and evaluating the safety of food and cosmetics and handling significant accidents involving these products.

We offer clinical development and regulatory services to help clients design and implement clinical development programs, conduct clinical trials and support their product registration with the CFDA in China. Although we voluntarily comply with certain CFDA standards, we are not currently, and are not likely to become, subject to CFDA regulation except in the following instances. In order to use the term “pharmaceutical” in its company name, our PRC manufacturing subsidiary in Jinshan was required by the relevant local government to obtain, and has obtained, a pharmaceutical manufacturing certificate from the Shanghai branch of the CFDA. Our Suzhou subsidiary has obtained a toxicology laboratory testing certificate from the CFDA.

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

The PRC Drug Administration Implementing Rules promulgated by the State Council took effect in September 2002 to provide detailed implementing regulations for the revised PRC Drug Administration Law. In 2013, the PRC Drug Administration Law and its Implementing Rules were slightly amended to abolish or lower the approval level for certain approval matters.

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

Human Genetic Resources

The key regulation for ownership and control of human genetic samples and genetic information is the Interim Measures for Human Resources Administration promulgated by the State Council in 1998, or the 1998 Interim Measures. Regulated activities are policed by the Human Genetic Resources Administration Office of China. The 1998 Interim Measures regulate, among other things, the international cooperation, collection, use and export of Chinese human genetic resources.

Animal Test Permit and Other Related Regulatory Requirements

According to the Administrative Measures on the Certificate for Animal Experimentation (Trial), performing experimentation on animals requires a Certificate for Use of Laboratory Animals. Applicants must satisfy the conditions as follows: laboratory animals must be qualified and from entities that have Certificates for Production of Laboratory Animals; the environment and facilities for laboratory animals’ living and propagating must meet state requirements; laboratory animals’ feed must meet state requirements; workers feeding or experimenting on laboratory animals must have received professional training; management systems must be effective and efficient; and the applicable entity must follow other requirements as stipulated by PRC laws and regulations.

Pathogenic Microorganisms Lab Classification

According to the Administrative Rules on the Bio-safety of Pathogenic Microorganism Labs promulgated by the State Council on November 12, 2004, the labs conducting pathogenic microorganism-related experiments in China are classified into four levels based on their different bio-safety protection levels as well as in accordance with the national bio-safety standards. All of our labs are Level 1 and Level 2 labs under the Administrative Rules and are prohibited from conducting experiments relating to highly pathogenic organisms. The establishment, alteration and extension of such labs are required to be filed with the local administrative health or veterinary authority.

Radioisotope Use License and Other Related Regulatory Requirements

According to applicable PRC laws and regulations, it is mandatory to obtain a radiation safety license for radioisotope material handling. To apply for such license, applicants are required to meet certain conditions, including: (i) professionals who have the relevant safety and self-protection knowledge and meet health requirements and are qualified to handle radioisotope materials; (ii) facilities and equipment meet national environmental, health and safety standards; (iii) a dedicated safety and monitoring committee or dedicated safety and monitoring personnel equipped with appropriate protective equipment and monitoring instruments; (iv) sound internal safety and monitoring rules and procedures and emergency response measures to prevent and minimize the damages caused by radiation accidents; and (v) the capability to treat any radioactive waste gas, liquid or solid or a feasible treatment plan to ensure that the radioactive waste is discharged appropriately.

In addition, the purchase of radioisotope materials needs to be approved by and registered with relevant environmental protection authorities after the transfer and the disposal of radioisotope material is performed by qualified entities and filed with relevant environmental protection authorities. Enterprises using radioisotopes and radial equipment should conduct yearly evaluation on the safety and maintenance conditions of this equipment and submit such report to the relevant environmental protection authorities.

Gene Sequencing in Clinical Applications

In February 2014, the CFDA and the National Health and Family Planning Commission, or NHFPC, issued a notice about Strengthening Administration on Use of Products and Technologies Related to Gene Sequencing in Clinical Applications. It provides that medical instruments, reagents and other products involved in gene-sequencing technologies should be registered with the CFDA and the relevant technologies should be approved by NHFPC before being used in clinical applications; use of unapproved technologies should immediately stop; no medical institute can practice gene sequencing in clinical applications before official standards and regulations are issued and those that have started must cease operation.

PRC Patent Law

The PRC Patent Law was first promulgated in 1984 and was amended in 1992, 2000 and 2008. The third amendment to the PRC Patent Law became effective on October 1, 2009. One notable change in the latest amendment is the requirement of confidential examination of inventions completed in China. Under the pre-existing PRC Patent Law, for inventions completed in China, Chinese companies and individuals had to make China patent filings first before they could make foreign filings (the so-called “first-file-in-China” rule). The amended Article 20 of the Amended Patent Law now provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the State Intellectual Property Office, or SIPO, for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention. This added requirement of confidential examination by the SIPO draws concerns from foreign companies who conduct R&D activities in China or outsource R&D activities to service providers in China. The PRC Patent Law and the Implementing Regulations of the Patent Law of the People’s Republic of China (Second Revision) regulate reward and remuneration for service inventions.

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

China (Shanghai) Pilot Free Trade Zone

In September 2013, the China (Shanghai) Pilot Free Trade Zone, or China FTZ, was established. It encompasses the Waigaoqiao site where our principal executive offices are located. China FTZ acts as a test site for the liberalization of the services and financial services sectors, and reforms concerning interest-rate deregulation, foreign direct investment, and convertibility of the Chinese currency, among others. Accordingly, the Chinese government has promulgated a series of regulations over the past several months to carry out these and other reforms. For example, certain foreign investment administrative approvals have been suspended for a trial period of three years and replaced with various regulatory approvals and market entry restrictions specific to China FTZ.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign-Exchange Control and Administration

Foreign exchange in China is primarily regulated by the Foreign Currency Administration Rules (1996), as amended; and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

SAFE Circular No. 142 regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated SAFE Circular No. 59 in November 2010, which requires that the government authorities closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds be settled in the manner described in the offering documents. SAFE also promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in severe monetary or other penalties.

The value of the Renminbi in relation to the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The Renminbi is permitted to appreciate within a band against a basket of foreign currencies. Significant international pressure continues to be applied on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

As a Cayman Islands company and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE or its local counterparts in connection with their investment in us. If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign-exchange restrictions. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may materially and adversely affect our business and prospects.

Dividend Distributions

The principal regulations governing the distribution of dividends paid by Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises include the Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended; the Sino-Foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), or EJV Rules, as amended; the Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended; and the Wholly Foreign Owned Enterprise Law Implementing Rules (1990), or WFOE Rules, as amended.

Under these laws and regulations, Sino-foreign equity joint-venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. WXAT, being a wholly foreign-owned enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside a certain amount from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The majority of the other subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, a percentage of which shall be determined by the board.

Regulations on Employee Stock Incentive Plans

Employee stock-ownership plans or stock-option plans of overseas-listed companies in which PRC individuals participate shall be approved by SAFE or its authorized branch before foreign-exchange matters involving these plans can be settled.

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues of Foreign Exchange Administration of Domestic Individual Participation in Stock Option Incentive Plans of Companies Listed Overseas or the Option Plan Registration Rules. According to the Option Plan Registration Rules, the individuals in China who participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required, through a PRC agent that could be a PRC subsidiary of the overseas-listed company or a PRC institution that conducts an asset custodianship business appointed by the PRC subsidiary, to register with SAFE and deal with the relevant foreign-exchange matters in the PRC. The PRC agent must open a special account to hold funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC agent must also retain an overseas custodian agency to handle matters in connection with the exercises or sales of stock options for the stock option plan participants. Any failure to comply with the Option Plan Registration Rules may affect the effectiveness of the employee stock-ownership plans or stock-option plans and subject the plan participants, the company offering the plans or the relevant intermediaries to penalties under the PRC foreign-exchange regime. Because we are listed on the NYSE, we and our employee optionees are subject to Option Plan Registration Rules and need to be in compliance with the procedures provided therein.

In addition, the State Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold the individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Company Law

WXAT is governed by both the PRC Company Law and the WFOE Law and its implementation rules, and most other operating subsidiaries are governed by both the PRC Company Law and the EJV Law and its implementation rules. The Amended PRC Company Law eliminates a restriction that limits the amount of equity investments that a company could make to a maximum of 50% of such company’s net assets. With the removal of such a restriction, our operating subsidiaries in China may have more flexibility in making equity investments or planning potential acquisitions. In addition, the amended PRC Company Law now permits the establishment of single-shareholder limited-liability companies. As a result, subject to industry limitations, WXAT may acquire 100% of the equity interest in a PRC limited-liability company and become the sole shareholder of such a limited-liability company. The amended PRC Company Law includes requirements about the establishment of a supervisory committee.

In December 2013, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law with effect from March 1, 2014, or the New PRC Company Law. The New PRC Company Law revamps the company establishment system with the purpose of streamlining the registration formalities and relaxing the threshold for setting up a company in China—for example, removing the strict requirements on the registered capital and the verification on the capital contribution. The New PRC Company Law permits that, except in situations where there are other requirements in other relevant laws and regulations, companies may decide the registered capital amount, the timeframe for capital payment and the ratio between cash and other assets based on their business needs in accordance with their articles of association.

Regulations on Labor

Under the Labor Contract Law, an employer is obliged to sign labor contracts with unlimited terms with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or more favorable to the employee than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days per year, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their regular salaries for each waived vacation day.

In July 2013, an amendment to the Labor Contract Law took effect to restrict the use of dispatch labor and to regulate companies that provide labor dispatch services. In March 2014, Labor Dispatch Provisional Regulations came into effect, which significantly restricts the scope and percentage of use of dispatched employees by companies.

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

Regulations in the United States and Other Jurisdictions

The services that we perform are subject to various regulatory requirements in the United States and other countries designed to ensure the safety, effectiveness, quality and integrity of healthcare products, including pharmaceuticals, medical devices, biologics and human cell and tissue products, or HCT/Ps. In the United States, the regulations are primarily the Federal Food, Drug and Cosmetic Act and associated regulations regarding good laboratory practice, or GLP, good manufacturing practice, or GMP, good clinical practice, or GCP, and good tissue practice, or GTP, which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of pharmaceutical, medical device, biologic and HCT/P testing, manufacturing and record keeping, including personnel; facilities; equipment; control of materials, processes and laboratories; and the packaging, labeling, storage and distribution of products. Noncompliance with GLP, GMP, GCP and GTP standards by us in a project could result in disqualification of data that we collected or of the associated product. A material violation of GLP, GMP, GCP and GTP requirements could also result in additional regulatory sanctions, imposition of fines and, in severe cases, a mandated closing of our facilities, which could have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects. In 1981, the Organization for Economic Co-operation and Development, or OECD, published Principles of Good Laboratory Practice (GLP). Subsequently, the OECD Council revised the principles and issued the Decision on Mutual Acceptance of Data in the Assessment of Chemicals and Adherence of Non-member Countries to the Council Acts Related to the Mutual Acceptance of Data in the Assessment of Chemicals. Because China has not yet acceded to this system, separate inspections may be required, by specific OECD member countries, to qualify data from China as GLP for use in these OECD countries. As a result, many companies do not use Chinese CROs for certain services such as toxicology services in connection with UK trials.

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

C. Organizational Structure

WuXi PharmaTech (Cayman) Inc. is our holding company and owns, directly or indirectly, 100% of the equity of all of our consolidated subsidiaries. For a list of our subsidiaries as of December 31, 2013, please refer to Exhibit 8.1, “List of Subsidiaries.”

D. Property, Plant and Equipment

We currently conduct substantially all our laboratory and manufacturing activities at the following sites, which are operational or under construction:

•	A 1,127,000 square-foot R&D center at the China (Shanghai) Pilot Free Trade Zone, primarily for laboratory services. We own approximately 400,000 square feet of facilities at Waigaoqiao. We lease the remaining facilities in Waigaoqiao under several leases with varying terms, the most recent of which include 140,000 square-foot and 65,000 square-foot facilities leased in January 2011 and May 2012, respectively, and which expire between May 2014 and May 2022. Our 1,127,000 square-foot R&D center includes a 32,000 square-foot cGMP pilot laboratory facility focused on formulation development and drug product manufacturing for clinical trials.

•	A 576,000 square-foot R&D facility in Tianjin, mainly focused on our synthetic chemistry services. This facility consists of (1) a 320,000 square-foot facility at Tianjin Economic-Technological Development Area, which we own; (2) a leased, 136,000 square-foot facility, the lease for which expires in 2017; and (3) a leased 120,000 square-foot facility, the lease for which expires in 2014. We intend to migrate operations at these leased facilities into our owned facility.

•	A 382,000 square-foot manufacturing plant, which we own, in the Jinshan Chemical Industry Development Zone of Shanghai, mainly focused on producing advanced intermediates and APIs. The plant includes (1) a 160,000 square-foot development-stage small-scale manufacturing facility and (2) a 222,000 square-foot large-scale manufacturing facility.

•	A 60,000 square-foot large-scale manufacturing facility in Changzhou.

•	A leased, 13,000 square-foot preclinical drug safety evaluation facility in Suzhou, the lease for which expires in December 2014 and which we intend to seek to renew annually. We continue to use this facility for non-GLP toxicology services.

•	A 314,000 square-foot AAALAC-accredited GLP safety evaluation center in Suzhou. This facility, which we own, focuses primarily on non-clinical toxicology research. This facility provides non-GLP and GLP toxicology services and DMPK studies.

•	A leased, 111,000 square-foot manufacturing plant in Wuxi, mainly focused on bioprocess development and biologics manufacturing, which has been in use since October 2012. The lease for this plant will expire in 2032.

•	A leased, 319,000 square-foot R&D facility for synthetic chemistry and medicinal chemistry in Wuhan. We completed the construction of this facility near the end of 2013. The lease for this plant will expire in 2021.

•	Leased labs in Shanghai, Suzhou and San Diego totaling approximately 44,000 square foot, primarily focused on antibody and biologics reagent production and distribution. The leases for these plants expire in October 2015 or December 2018.

•	A leased, 83,000 square-foot FDA-registered and AAALAC-accredited R&D and manufacturing center in St. Paul, Minnesota, mainly focused on in vitro and in vivo biocompatibility, toxicology and process development services and cGMP manufacturing for tissue-based products for medical device companies. The lease for this facility expires in 2019.

•	A leased, 76,000 square-foot FDA-registered R&D and testing center in Philadelphia, Pennsylvania, mainly focused on viral-clearance studies, virology, analytical services, cell biology, cell therapy, cell banking, molecular biology, and bioanalytical studies. The lease for this facility expires in 2020.

•	A leased, 50,000 square-foot FDA-registered testing center in Atlanta, Georgia, mainly focused on microbiology, medical device chemistry, sterilization validation and package testing. The lease for this facility expires in 2017.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. Operating Results

Overview

We are a leading pharmaceutical, biotechnology and medical device R&D services company, with operations in China and the United States. We provide a broad and integrated platform of laboratory and manufacturing services throughout the drug and medical device R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cycle of drug and medical device R&D by providing cost-effective and efficient outsourcing solutions.

We group our operations into two segments: Laboratory Services and Manufacturing Services. Our Laboratory Services segment focuses on helping our customers to discover and develop small-molecule and large-molecule pharmaceuticals through our discovery chemistry, biology, medicinal chemistry, DMPK, formulation, analytical development, toxicology, bioanalytical, research reagent production, genomics and clinical services as well as biopharmaceutical and medical device testing. Our Manufacturing Services segment focuses on producing advanced intermediates and APIs for small-molecule pharmaceuticals and starting in 2013 therapeutic protein and antibody drugs for clinical trials. In 2012, we began operations to discover, develop and manufacture biologics in China. In the first quarter of 2012, we implemented a change in the reporting of process chemistry revenues, including them in Manufacturing Services, while they were previously recorded in Laboratory Services. For a discussion of this change, see Note 22 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.

In 2011, we formed a corporate venture fund, with an expectation to invest up to $50 million in life-sciences technologies and companies. As of December 31, 2011, 2012 and 2013, we had invested approximately $4.3 million, $9.8 million, and $17.3 million, respectively, in those investees.

Our current customers include most of the world’s largest pharmaceutical companies as measured by revenue, as well as other large and small pharmaceutical, biotechnology and medical device companies. In 2013, we provided services to more than 1,700 pharmaceutical, biotechnology and medical device customers, many of whom have presented us with performance awards and continue to contract with us to do R&D projects with broader scope. Each of our top ten customers over the last four years continues to be a customer.

The pharmaceutical industry is undergoing transformational change and is adopting a more collaborative and networked model. Outsourcing of R&D is one of the key elements of this industry transformation. We believe that growth in offshore outsourcing and in China’s domestic pharmaceutical market will drive more R&D to China. To be prepared to lead this industry transformation, we will continue our focus on expanding our service offerings to continue driving business growth.

Our net revenues increased from $407.2 million in 2011 to $499.9 million in 2012 and $578.1 million in 2013, increases of 22.8% and 15.6%, respectively. Our revenue growth is attributable primarily to new capabilities, a larger customer base, increased revenue per customer and an increasing number of long-term, integrated customer-service contracts. This revenue growth was broad-based, with 22.9% and 12.5% growth, respectively, in Laboratory Services and 22.5% and 25.8% growth, respectively, in Manufacturing Services.

Our gross profit increased from $156.4 million in 2011 to $183.3 million in 2012 and $211.6 million in 2013, increases of 17.2% and 15.5%, respectively, mainly due to increased revenue. Our gross margin was 38.4% in 2011, 36.7% in 2012, and 36.6% in 2013. In 2014, we expect our gross profit to be comparable to our 2013 gross margin.

Our operating income increased from $83.8 million in 2011 to $89.4 million in 2012 and $105.2 million in 2013, increases of 6.7% and 17.7%, respectively, mainly due to increased revenue. Our operating margin was 20.6% in 2011, 17.9% in 2012 and 18.2% in 2013. The decrease in operating margin in 2012 was mainly due to labor cost inflation, appreciation of the Renminbi relative to the U.S. dollar, and investment in new businesses. The increase in operating margin in 2013 resulted from improved productivity and the ramp-up of our preclinical and biologics businesses, which more than offset the negative effects of labor cost inflation, appreciation of the Renminbi relative to the U.S. dollar, and investment in new businesses. In 2014, we expect our operating income to increase, and our operating margin will slightly decline due to investments in talent, laboratories, and technologies, particularly in manufacturing, biologics, genomics, R&D, sales and marketing, and information technology.

Our net income increased from $81.0 million in 2011 to $86.6 million in 2012 and $114.6 million in 2013, increases of 6.9% and 32.3%, respectively. The increase in net income in 2012 was due to strong revenue growth, which more than offset lower gross margin and operating margin driven by labor cost inflation, and a higher effective tax rate attributable to business mix and higher statutory tax rates for certain Chinese legal entities. The increase in net income in 2013 was due to strong revenue growth, relatively flat gross margin and operating margin, higher non-operating income primarily from realized and mark-to-market gains on foreign-exchange forward contracts and a relatively flat effective tax rate.

Our capital expenditures were $67.8 million and $55.9 million in 2012 and 2013, respectively, and were mainly incurred to construct, expand, and update our laboratory service facilities and equipment. We expect to make about $85.0 million of capital expenditures in 2014, including construction of new research manufacturing and commercial manufacturing facilities in Changzhou.

We increased our headcount to 6,817 and 7,445 at year-end 2012 and 2013, respectively, to meet growing demand. In 2014, we plan to continue increasing our headcount roughly in line with anticipated revenue growth to meet the anticipated growth in demand for our services.

Components of Revenue and Expenses

Net Revenues

Our net revenues represent our total revenues from operations, less sales taxes. We generated most of our net revenues over the last three years from U.S.-headquartered customers, with most of the remaining revenues coming from customers based in Europe and Japan. We generated very limited revenues from customers based in China. Most of our revenues came from pharmaceutical companies, with the remainder mainly coming from biotechnology and medical device companies. We expect the general composition of our customer base to be similar in 2014.

Laboratory Services Segment

Laboratory services are composed of China-based small-molecule and large-molecule services such as synthetic chemistry, biology, medicinal chemistry, DMPK/ADME, formulation, analytical development, toxicology, bioanalytical services, research reagent production, genomics, and clinical research, as well as U.S.-based services for testing of biologics and medical devices. Our Laboratory Services revenues are generated primarily on a fee-for-service basis or on a full-time-equivalent basis. For fee-for-service contracts, we are compensated for our work on the basis of shipment of a negotiated deliverable. The proportion of fee-for-service contracts is steadily growing. The duration of fee-for-service contracts varies from a few months to a few years. For full-time-equivalent, or FTE, contracts, the customer pays a fixed rate per FTE employee per period of time and we recognize revenues as the services are provided.

Manufacturing Services Segment

We derive our Manufacturing Services revenues from four sources, all based in China: providing manufacturing process chemistry services, manufacturing advanced intermediates and APIs for small molecules for use by our customers in preclinical and clinical trials, manufacturing advanced intermediates for marketed small-molecule products, and manufacturing biologic drugs, mainly therapeutic antibody products. We generate all of our Manufacturing Services revenues on a fee-for-service basis. Under fee-for-service contracts, we are compensated for the shipment of a negotiated deliverable. Prior to 2013, our Manufacturing Services revenues were somewhat variable quarter to quarter due to the varying size of projects, the unpredictable delivery requirements of our customers and changing economic conditions. Manufacturing Services quarterly revenues were less variable in 2013 as this business achieved greater scale, which provided greater scheduling flexibility.

Cost of Revenues

Laboratory Services Segment

Cost of revenues of the Laboratory Services segment consists primarily of (a) labor costs, including salaries, bonuses, share-based compensation charges and other benefits for employees who provide laboratory services; (b) raw material costs, including catalysts, reagents, solvents, laboratory animals, biological products and laboratory supplies; and (c) overhead, including fixed-asset depreciation, intangible-asset amortization, utilities, rents, employee salaries, bonuses, an allocation of share-based compensation charges, and benefits and other expenses associated with support functions, such as health, safety, environmental protection, quality assurance and logistics, including an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform.

Cost of revenues of the Laboratory Services segment increased in 2012 and 2013 due to increasing demand for such services. We expect cost of revenues in the Laboratory Services segment to increase in 2014 driven by higher demand for our services. Headcount is expected to grow roughly in line with revenue growth as we expand to meet anticipated growth. We also expect that rising labor costs in China will increase our near-term labor costs as a percentage of Laboratory Services segment net revenues, partially offset by improved employee productivity and operating efficiency. We expect raw-material costs to increase in absolute terms due to inflation. However, we expect near-term raw-material costs as a percentage of Laboratory Services segment net revenues to remain relatively stable due to steps we are taking to control raw-materials costs, such as improving raw-material usage efficiencies and taking advantage of economies of scale. We expect near-term overhead costs to increase in absolute terms as we expand our facilities, purchase new equipment, and increase the size of our supporting staff to meet future business needs. However, we expect the near-term Laboratory Services segment overhead costs as a percentage of net revenues to be relatively stable, with the leverage of improved facility utilization and economies of scale partially offsetting overhead expense increases. Labor, material and overhead costs in China may also increase in U.S. dollar terms due to Renminbi appreciation in the medium term.

Manufacturing Services Segment

Cost of revenues of the Manufacturing Services segment consists primarily of (a) labor costs, including salaries, bonuses, share-based compensation charges and other benefits for employees who provide manufacturing services; (b) the cost of raw materials used in manufacturing; and (c) overhead, consisting primarily of facility depreciation, utilities, and the costs of employee salaries, bonuses, share-based compensation charges, and benefits and other expenses associated with support functions, such as our quality control and quality assurance, including an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform.

Cost of revenues of the Manufacturing Services segment increased significantly in 2012 and 2013 due to increasing demand for such services. In 2013, we expect the cost of revenues of the Manufacturing Services segment to increase as demand for research manufacturing services grows. With an increase in manufacturing orders, we expect to increase our manufacturing headcount and to have increased raw material and utility costs.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross profit increased significantly in 2012 and 2013 primarily due to increased revenues from higher demand for our services. Gross margin decreased in 2012 primarily due to continued labor cost inflation, RMB appreciation versus the U.S. dollar and investment. Gross margin was relatively flat in 2013 as downward pressure from labor cost inflation, RMB appreciation versus the U.S. dollar and investment was essentially offset by improved productivity.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, research and development expenses, revaluation of contingent consideration and impairment charges. In 2014, we expect our operating expenses to increase as we invest in talent, R&D to develop new service capabilities, IT infrastructure, sales and marketing, and our administrative organization to drive future growth. We expect the ratio of operating expenses to net revenues to increase moderately.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries, bonuses, commissions and other benefits for our sales and business development personnel and promotional activities and tradeshow expenses. In 2014, we expect our selling and marketing expenses to increase due to the need to invest in business development in order to increase market penetration and to promote our newer services. We expect the ratio of selling and marketing expenses to net revenues to increase moderately.

General and Administrative Expenses

General and administrative expenses consist primarily of: (a) salaries, bonuses and other benefits for senior management and employees in our administrative departments, including finance, human resources, the executive office, site administration, legal, information technology and public/investor relations, (b) external legal, consulting and auditing fees and (c) allocation of facilities, utilities and other overhead expenses. In certain periods, general and administrative expenses are partially offset by government cash subsidies for our general use that are awarded at the discretion of local Chinese authorities. General and administrative expenses also include an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform.

In 2014, we expect our general and administrative expenses to increase due to the need to increase general and administrative personnel to adequately manage a growing company.

Research and Development Expenses

Research and development expenses consist primarily of (a) salaries, bonuses and other benefits for scientists engaged in researching and developing new capabilities that we do not yet offer as services to our customers; (b) raw material costs, including catalysts, reagents, solvents, laboratory animals, biological products and laboratory supplies; and (c) overhead, including fixed-asset depreciation; intangible-asset amortization; utilities; and employee salaries, bonuses, an allocation of share-based compensation charges and benefits and expenses associated with support functions. In 2014, we expect our research and development expenses to increase due to the need to build a pipeline of scientific capabilities to drive revenue growth.

Revaluation of Contingent Consideration

In 2012, we recorded a revaluation of contingent consideration relating to the Abgent acquisition, and none in 2013.

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

Operating Income and Operating Margin

Operating income is equal to gross profit less operating expenses. Operating margin is equal to operating profit divided by net revenues. Operating margin decreased in 2012 due to labor cost inflation, RMB appreciation versus the U.S. dollar and new investments. In 2013, operating margin increased slightly as the favorable effect of improved productivity more than offset the unfavorable effect of labor cost inflation and new investments.

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

United States

WXAT Holding and AppTec are registered in Delaware. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging approximately from 5% to 10%. As of December 31, 2013, AppTec had gross federal and state net operating losses of $0 million and $2.7 million, respectively.

Hong Kong Taxation

Our intermediate offshore holding companies, STA HK and WuXi AppTec (Hong Kong) Ltd., were subject to Hong Kong profit tax at a rate of 16.5% in 2013.

China

The EIT Law and its implementing rules permit certain HNTEs to enjoy a reduced 15% EIT rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ, WASZ and STA were recognized by the local provincial Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore, WXAT, WASH, WATJ, WASZ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as HNTEs. According to the three-year review schedule regulated by the relevant government authority, WXAT, WASH, WATJ, WASZ and STA successfully passed the first three-year review of HNTE qualification in 2011. Thus, those five entities are eligible to enjoy a preferential tax rate of 15% for 2011 through 2013. Additionally, WASZ successfully passed another three-year review of HNTE qualification in 2013 and are eligible to enjoy a preferential tax rate of 15% for 2014 through 2016. In 2012, STA R&D, Abgent SZ and WAWH were recognized as HNTEs as well and are eligible to enjoy a reduced 15% EIT rate for 2012 through 2014. Especially STA R&D obtained the approval from the relevant tax authority to enjoy the two-year exemption and three-year 50% deduction (“2+3 tax holiday”) in April 2013, thus STA R&D began to be eligible for the income tax rates of 0%, 0%, 12.5%, 12.5%, and 12.5% for 2011 through 2015. WABIO also was recognized by the local provincial Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore, WABIO is eligible to enjoy a preferential tax rate of 15% for 2013 through 2015. However, as the continued qualification of an HNTE is subject to annual evaluation and a three-year review by the relevant government authority in China, it is uncertain whether all these entities can pass the future review, and our computation of deferred taxes is based on the enacted tax rate, which does not factor in the extension of the HNTE status. If either or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase up to 25%, which could have a material adverse effect on our results of operations.

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

Our effective tax rate was 17.0%, 16.7%, and 17.0% in 2011, 2012, and 2013, respectively. We expect our effective tax rate in 2014 to be in the 16-18% range.

Results of Operations

The following table presents a summary of our consolidated results of operations and comprehensive income by amount and as a percentage of our total net revenues for the years ended December 31, 2011, 2012 and 2013. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Our historical operating results are not necessarily indicative of our future results.

	Year Ended December 31,
	2011		2012		2013
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(in millions of U.S. dollars)
Net revenues	$407.2	100%	$499.9	100%	$578.1	100%
Cost of revenues	(250.8)	(61.6)	(316.7)	(63.4)	(366.5)	(63.4)

Gross profit	156.4	38.4	183.2	36.6	211.6	36.6
Operating income (expenses):
Selling and marketing expenses	(10.3)	(2.5)	(15.4)	(3.1)	(16.5)	(2.9)
General and administrative expenses	(56.9)	(14.0)	(70.3)	(14.1)	(78.9)	(13.6)
Research and development expenses	(5.4)	(1.3)	(8.1)	(1.6)	(11.0)	(1.9)
Revaluation of contingent consideration	—	—	3.4	0.7	—	—
Impairment charges for goodwill and intangible assets	—	—	(3.4))	(0.7)	—	—

Total operating expenses	(72.6)	(17.8)	(93.8)	(18.8)	(106.4)	(18.4)

Operating Income	8.5	2.1	8.6	1.7	28.5	4.9
Other income, net:
Loss from equity-method investments	—	—	—	—	(5.3)	(0.9)
Interest expense	(0.8)	(0.2)	(1.7)	(0.3)	(2.0)	(0.3)
Interest income	6.1	1.5	7.7	1.5	11.6	2.0
Income tax expense	(16.6)	(4.1)	(17.4)	(3.5)	(23.4)	(4.1)

Net income(1)	$81.0	19.9%	$86.6	17.3%	$114.6	19.8%

Other comprehensive income:
Currency translation adjustments	18.8	4.6	1.3	0.3	15.8	2.7
Unrealized gains on available-for-sale securities	—	—	—	—	4.5	0.8

Comprehensive income	$99.8	24.5%	$87.9	17.6%	$134.9	23.3%

(1)	Includes total share-based compensation charges of $11.5 million in 2011, $14.3 million in 2012 and $17.9 million in 2013, and amortization of acquired intangible assets of $1.5 million in 2011, $2.0 million in 2012 and $0.3 million in 2013

Comparison of 2012 and 2013 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2012 and 2013:

	Year Ended December 31,
	2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory Services	$382.9	76.6%	$430.9	74.5%
Manufacturing Services	117.0	23.4	147.2	25.5

Total net revenues	$499.9	100.0%	$578.1	100.0%

Our net revenues increased from $499.9 million in 2012 to $578.1 million in 2013, or 15.6%. This growth was primarily due to higher demand for our services. Our customer number increased from around 1,600 in 2012 to around 1,700 in 2013. Our average revenue per top ten customer increased from $24.0 million in 2012 to $26.0 million in 2013.

Laboratory Services Segment Net Revenues

Net revenues from our Laboratory Services segment increased from $382.9 million in 2012 to $430.9 million in 2013, or 12.5% growth. The increase in net revenues is attributable to $17.8 million in new service offerings introduced in 2013, with particularly strong growth in integrated medicinal chemistry, biology, toxicology, bioanalytical services, genomics, and biologics development, partially offset by an average price decline relating to FTE contracts for ongoing service offerings of 1.7%, or $2.9 million, as well as an increase in the number of our customers and larger revenue per top-ten customer for our existing service offerings.

Manufacturing Services Segment Net Revenues

Net revenues from our Manufacturing Services segment increased from $117.0 million in 2012 to $147.2 million in 2013, or 25.8%. The increase in net revenues is primarily due to higher demand for clinical-trial materials from our research manufacturing business and for process chemistry services.

Cost of Revenues

The following table presents cost of revenues by segment for 2012 and 2013:

	Year Ended December 31,
	2012		2013
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory Services	$235.1	74.3%	$264.4	72.1%
Manufacturing Services	81.6	25.7	102.1	27.9

Total cost of revenues	$316.7	100.0%	$366.5	100.0%

Our total cost of revenues increased by 15.7% from $316.7 million in 2012 to $366.5 million in 2013, mainly due to revenue growth driven by growth in the volume of services.

Laboratory Services Segment Cost of Revenues

Cost of revenues for the Laboratory Services segment increased by 12.4% from $235.1 million in 2012 to $264.4 million in 2013, driven by the revenue growth in biology, medicinal chemistry, toxicology, bioanalytical services, genomics and biologics and the impact of increased labor costs.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the Manufacturing Services segment increased by 25.3% from $81.6 million in 2012 to $102.1 million in 2013, primarily due to revenue growth in research manufacturing and process chemistry in 2013 and the impact of increased labor costs.

Gross Profit and Gross Margin

Our gross profit increased by 15.5% from $183.2 million in 2012 to $211.6 million in 2013. Gross margin decreased slightly from 36.7% in 2012 to 36.6% in 2013 primarily due to the effects of increasing labor costs in China and appreciation of the RMB versus the U.S. dollar, partially offset by improved productivity and the ramp-up of biologics and preclinical services. Gross margin in the Laboratory Services segment was unchanged year over year at 38.6%. Gross margin in the Manufacturing Services segment increased from 30.3% in 2012 to 30.6% in 2013 primarily due to business mix. Total gross margin decreased slightly despite a slight increase in Manufacturing Services gross margin and no change in Laboratory Services gross margin due to the mathematical effect produced by greater growth in the lower-gross-margin Manufacturing Services business.

Operating Expenses and Operating Margin

Total operating expenses increased by 13.3% from $93.8 million in 2012 to $106.3 million in 2013. Operating expenses as a percentage of revenues decreased from 18.8% in 2012 to 18.4% in 2013. While our expenses relating to the hiring of new senior staff and sales and marketing personnel and development of R&D capabilities in biology, biologics, and genomics increased, those increases were lower than our growth in net revenues.

Impairment Charges for Goodwill and Intangible Assets

We did not record any impairment charges in 2013. An impairment charge of $3.4 million in 2012 was related to goodwill and intangible assets attributable to the Abgent acquisition and was triggered by the 2012 underperformance of the business, combined with a reduced outlook for its reagent laboratory business. These charges were largely offset by the reversal of contingent consideration initially accrued as part of the acquisition, which is no longer payable as a result of the business’s underperformance.

Loss from equity-method investments

Loss from equity-method investment represents the investment loss we picked up under the equity method from the joint ventures of WuXiPRA and WuXi MedImmune and equity investments in certain portfolio companies by our corporate venture fund.

Other Income, Net

Other income, net, increased by 231.4% from $8.6 million in 2012 to $28.5 million in 2013, primarily due to higher realized and mark-to-market gains from foreign-exchange forward contracts and more subsidy income.

Interest Expense

Interest expense increased from $1.7 million in 2012 to $2.0 million in 2013, mainly due to increased borrowing.

Interest Income

Interest income increased from $7.7 million in 2012 to $11.5 million in 2013, mainly due to the increased investments in short-term instruments and higher interest rates.

Income Tax Expense

Income tax expense increased by 34.9% from $17.4 million in 2012 to $23.4 million in 2013. The increase was due to the higher 2013 pretax income, which was driven by sales growth. Our effective tax rate increased from 16.7% in 2012 to 17.0% in 2013 primarily due to income mix.

Net Income

Due to the foregoing, net income increased by 32.3% from $86.6 million in 2012 to $114.6 million in 2013.

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

Our net revenues increased from $407.2 million in 2011 to $499.9 million in 2012, or 22.8% growth. This growth was primarily due to higher demand for our services. Our average revenue per top-ten customer increased from $22.5 million in 2011 to $24.0 million in 2012.

Laboratory Services Segment Net Revenues

Net revenues from our Laboratory Services segment increased from $311.7 million in 2011 to $382.9 million in 2012, or 22.8% growth. The increase in net revenues is attributable to $17.8 million in new service offerings introduced in 2012, with particularly strong growth in integrated medicinal chemistry, biology, DMPK/ADME, formulation, analytical development, toxicology, and bioanalytical services, as well as an increase in the number of our customers and larger revenue per top-ten customer for our existing service offerings, partially offset by an average price decline relating to FTE contracts for ongoing service offerings of 2.9%, or $5.1 million.

Manufacturing Services Segment Net Revenues

Net revenues from our Manufacturing Services segment increased from $95.5 million in 2011 to $117.0 million in 2012, or 22.5% growth. The increase in net revenues is primarily due to higher demand for clinical-trial materials from our research manufacturing business and for process chemistry services.

Cost of Revenues

The following table presents cost of revenues by segment for 2011 and 2012:

	Year Ended December 31,
	2011		2012
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory Services	$184.9	73.7%	$235.1	74.3%
Manufacturing Services	65.9	26.3	81.6	25.7

Total cost of revenues	$250.8	100.0%	$316.7	100.0%

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

Gross Profit and Gross Margin

Our gross profit increased by 17.1% from $156.4 million in 2011 to $183.2 million in 2012. Gross margin decreased from 38.4% in 2011 to 36.7% in 2012 primarily due to the gross margin decrease in the Laboratory Services segment from 40.7% to 38.6% mainly due to increased labor costs. In addition, the Manufacturing Services segment experienced a decline in gross margin from 31.0% in 2011 to 30.3% in 2012 primarily due to business mix, as revenues in the lower-margin research manufacturing business grew substantially while revenues in our higher-margin commercial manufacturing business declined moderately. In addition, gross margin in Manufacturing Services was negatively impacted by higher depreciation expenses and increased labor costs.

Operating Expenses and Operating Margin

Total operating expenses increased by 29.2% from $72.6 million in 2011 to $93.8 million in 2012. Operating expenses as a percentage of revenues increased from 17.8% in 2011 to 18.8% in 2012. Both increases were mainly due to increased expenses relating to the hiring of new senior staff and sales and marketing personnel and development of R&D capabilities in discovery technologies, biology, biologics, and genomics.

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

Other Income, Net

Other income, net, increased by 8.2% from $8.5 million in 2011 to $8.6 million in 2012, primarily due to higher foreign exchange gains, which was partially offset by lower government subsidies and a loss from an investment in our joint venture with MedImmune.

Interest Expense

Interest expense increased by 117.4% from $0.8 million in 2011 to $1.7 million in 2012, mainly due to increased borrowing.

Interest Income

Interest income increased by 27.6% from $6.1 million in 2011 to $7.7 million in 2012, mainly due to the increased investments in short-term instruments.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired at the date of acquisition. We perform an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. We determine the fair value of each reporting unit, with reference to a third-party valuation, using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value (determined in the first step) to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We perform our annual impairment test on November 30.

Based on step one of our impairment test for 2013, the fair values of the AppTec, Jiecheng, MedKey, Chemdepo and Abgent units were greater than their respective carrying values. We did not recognize any goodwill impairment for the year ended December 31, 2013.

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

During the fourth quarter of 2013, based on the underperformance of certain business, we assessed certain long-lived asset groups for impairment. The assessment included an evaluation of the future cash flows expected to be generated by the long-lived assets. Based on this analysis, we determined that all assets were recoverable, and recognized no impairment charge for year ended December 31, 2013.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. For laboratory services provided on a fee-for-service or project basis, we recognize revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report or small amount of compound. For certain fee-for-service or project-basis services that span multiple accounting periods, we recognize revenue as we perform services and satisfy our contractual obligations, measured on a proportional-performance basis, generally using output measures that are specific to the service being provided. Examples of output measures include dosing performed, specimens prepared and hours worked. Substantially all of our fee-for-service contracts have durations of less than one year. For laboratory services provided on a full-time-equivalent basis, the customer pays a fixed rate per FTE employee and we recognize revenues as the services are provided. FTE contracts do not require acceptance by the customer of fixed deliverables from us. We provide manufacturing services to our customers that involve the manufacture of advanced intermediates and APIs for R&D or commercial use. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss have been transferred, assuming all other revenue recognition criteria have been met. We record deferred revenues for payments received from the customer prior to the delivery of products or services.

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

We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, (iii) future taxable income arising from implementing tax planning strategies and (iv) the overall future industry outlook. We believe it is more likely than not that we will realize the benefits of these deductible differences as of December 31, 2011, 2012 and 2013. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

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

B. Liquidity and Capital Resources

Our primary sources of liquidity for our business have been cash generated from operating and financing activities, including positive operating cash flow and bank borrowings. As of December 31, 2013, we had $88.9 million in cash and cash equivalents and $302.3 million in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits. Our cash needs include primarily the working capital for our daily operations, equipment purchases, expansion of existing facilities, construction of our new biologic manufacturing facility in the city of Wuxi and a new research and commercial manufacturing site in Changzhou. We believe that our cash and cash equivalents and anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for the next twelve months, including purchases of equipment and the remaining capital expenditures needed for capacity expansion. The following table presents a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in millions of U.S. dollars)
Cash and cash equivalents	$71.4	$54.1	$88.9
Net cash provided by operating activities	101.1	131.1	181.7
Net cash used in investing activities	(178.5)	(117.6)	(165.9)
Net cash provided by (used in) financing activities	29.8)	(31.2)	17.9

Operating Activities

Net cash provided by operating activities consists primarily of net income increased by non-cash adjustments such as share-based compensation charges, impairment charges for goodwill and acquired intangible assets, amortization of acquired intangible assets and depreciation of property, plant and equipment, and decreased by unrealized mark-to-market gains from foreign-exchange forward contracts, as well as changes in assets and liabilities such as accounts receivable, accounts payable and inventories. Net cash provided by operating activities was $101.1 million, $131.1 million and $181.5 million for the years ended December 31, 2011, 2012 and 2013, respectively. The increase in net cash provided by operations in 2013 was primarily due to the higher net income and the higher balance of deferred revenue as of the year-end, partially offset the payment for payroll.

Investing Activities

Net cash used in investing activities largely reflects capital expenditures, which are primarily purchases of property, plant and equipment in connection with the expansion and upgrade of our laboratory and manufacturing facilities, short term investment, as well as acquisitions and minority equity investments. Our net cash out of short term investment were $ 84.6 million, $46.3 million and $119.5 million in 2011,2012 and 2013. Our capital expenditures were $64.0 million, $67.8 million and $55.9 million in 2011, 2012 and 2013, respectively. The decrease in capital expenditures in 2013 was primarily due to somewhat reduced business needs. We expect to incur about $85.0 million in capital expenditures in 2014, driven primarily by capacity expansion in small-molecule manufacturing and investment in technology. See “—Capital Expenditures.”

Financing Activities

Net cash provided by (used in) financing activities was $29.8 million, $(31.2) million and $17.9 million for the years ended December 31, 2011, 2012 and 2013, respectively. Net cash used in financing activities in 2012 was primarily due to payment for share repurchases of $67.0 million, offset by cash received from additional bank loans in 2012. Net cash provided by financing activities in 2013 was primarily attributable to net proceeds from bank borrowings of $14.1 million.

As of December 31, 2013, we had bank debt of $79.0 million. The weighted-average interest rates on the bank debt were 3.42% and 2.91% in 2012 and 2013, respectively. In November 2012, we entered into a one-year line of credit of $25.0 million and a one-year promissory note of $20.0 million with the interest rate of 2.74%. In November 2013, we renewed the line of credit for one additional year and a one-year promissory note of $20.0 million expired. On November 29, 2013, we also entered into a one-year line of credit of $20.0 million with Citibank. As of December 31, 2013, we had an outstanding balance of $45.0 million in that line of credit. We were in compliance with all financial covenants contained in our debt and bank borrowing facilities as of that date.

On September 10, 2012, we entered into a one-year revolving line of credit of $15.0 million with Citibank. On July 16, 2013, we renewed the revolving line of credit for one additional year and increased the amount to $40.0 million. As of December 31, 2013, we had drawn down $14.6 million. For further information on our bank borrowings, see Note 12 to our consolidated financial statements included in this annual report on Form 20-F.

As of December 31, 2011, 2012 and 2013, our convertible notes totaled $35.9 million, $0 and $0, respectively. On February 9, 2012, the holders of our convertible notes converted in full the $35.0 million principal amount of convertible notes plus accrued interest of $0.9 million into 22,771,021 ordinary shares. On February 24, 2012, we repurchased 22,771,021 ordinary shares from the convertible notes holders (equivalent to 2,846,375 ADSs) at $13.00 per ADS for approximately $37.0 million.

Legal Restrictions on the Ability of Subsidiaries to Transfer Funds

For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information—Dividend Policy.”

Capital Expenditures

We make capital expenditures primarily in connection with purchases of property, plant and equipment; construction of facilities; leasehold improvements; and investment in equipment, technology and operating systems. Our capital expenditures were $64.0 million, $67.8 million and $55.9 million in 2011, 2012 and 2013, respectively. Most of these capital expenditures were used to expand laboratories and manufacturing capacities and to purchase related equipment, to equip new biologics laboratories in Shanghai and to build a biologics drug-substance manufacturing facility in Wuxi. We currently plan to make approximately $85.0 million of capital expenditures in 2014, mainly to expand our cGMP small-molecule manufacturing capacity, to upgrade and expand our small-molecule laboratory services facilities and equipment and to expand our biologics capabilities.

C. Research and Development

Our research and development activities are mainly focused on developing new capabilities, such as research in biology, animal models, genomics, biologics drug discovery and development, chemistry and process development. In 2013, our research and development expenses were approximately $11.0 million.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2013 that are reasonably likely to have a material adverse effect on our financial position, revenues, income, cash flows, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the timing of the contractual obligations and commercial commitments that we had as of December 31, 2013:

	Total	2014	2015	2016	2017	2018 and Thereafter
	(in millions of U.S. dollars)
Operating lease obligations	$49.6	$10.0	$8.7	$8.6	$7.6	$14.7
Debt obligations(1)	79.0	67.9	10.1	0.2	0.3	0.5
Capital commitments(2)	57.2	35.1	1.3	11.7	—	9.1	*

Total	$185.81	$113.0	$20.1	$20.5	$7.9	$24.3

(1)	Includes both our expected principal and interest obligations. Our calculations of expected interest payments incorporate only current-period assumptions for interest rates. (See Note 12 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.)

(2)	Includes both capital commitments of $28.6 million related to new construction projects and laboratory facility improvements, and $17.5 million related to the investment in WuXi MedImmune (See Note 19 to our consolidated financial statements appearing in this annual report on Form 20-F.). As of December 31, 2013, the Company has a capital contribution commitment of $10.9 million related to the company’s venture fund, of which $2.8 million will be due in 2014 and $8.1 million will be due upon the occurrence of future events and are shown in 2018 and thereafter.
*	$9.1 million commitment includes $3.25 million, which will be due upon reaching certain milestone and $5.82 million, which will be due upon demand.

G. Safe Harbor

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position
Ge Li, Ph.D(1)	47	Chairman, Chief Executive Officer and Founder
Xiaozhong Liu	50	Executive Vice President, Director and Founder
Zhaohui Zhang	44	Senior Vice President of Operations, Head of Domestic Marketing, Director and Founder
Edward Hu	51	Chief Operating Officer and Chief Financial Officer
Shuhui Chen, Ph.D.	50	Chief Scientific Officer
Suhan Tang, Ph.D.	48	Chief Manufacturing Officer
Jiang (John) Long	42	Senior Vice President of Finance
Alexander Fowkes	44	Vice President of Corporate Development
Ning Zhao, Ph.D.	47	Director, Senior Vice President of Operations, Head of Corporate Human Resources
Kian-Wee Seah(2)(3)(4)	51	Director
Xuesong (Jeff) Leng(2) (4)	44	Director
Ying Han(3)(4)	60	Director
Stewart Hen(1)(2)	47	Director

(1)	Member, strategy and finance committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Member, audit committee

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

Edward Hu has served as our Chief Operating Officer since January 2008. Mr. Hu joined our company in August 2007 and served as Executive Vice President of Operations before becoming Chief Operating Officer. He served as our acting Chief Financial Officer from February 2009 to April 2010 and in August 2010 was reappointed Chief Financial Officer. From October 2000 to July 2007, he worked for Tanox, Inc., where he served as Senior Vice President and Chief Operating Officer. From 1998 to 2000, he worked for Biogen (now known as Biogen Idec) as Manager of Financial Planning and Analysis. From 1996 to 1998, he worked at Merck as a Senior Financial Analyst. He received his MBA and completed his Ph.D. work, except for his dissertation, in biophysics and biochemistry at Carnegie Mellon University.

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

Jiang (John) Long has served as our Senior Vice President of Finance since August 2013. From 2009 to 2013, Mr. Long served as Chief Financial Officer of Willis Group Holdings plc China region. From 2004 to 2009, he served in various finance management positions with Tyco International, including Finance Controller for Tyco’s Fire and Security Segment, China. From 2001 to 2004, he worked for Lucent Technologies as Senior Manager of Financial Planning and Analysis. Mr. Long received a bachelor’s degree in Economics from University of International Business and Economics and his MBA in Finance and Accounting from the Wharton School, University of Pennsylvania.

Alexander Fowkes has served as our Senior Vice President of Commercial Operations since December 2013 as Vice President of Corporate Development since July 2012. Prior to joining our company, he worked at Pfizer for 13 years in various leadership roles supporting R&D in the UK, Australia, the U.S. and China. From 2006 to 2011, he served as Executive Director and Head of Asia R&D Business Development and Operations at Pfizer, supporting and leading the establishment of Pfizer’s research operations in China and its team of external research professionals throughout Asia Pacific. Mr. Fowkes received a bachelor’s degree in biochemistry and pharmacology from the University of Queensland and a bachelor’s degree in law from Bond University.

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

Xuesong (Jeff) Leng has served as a director since October 2008. Mr. Leng joined General Atlantic LLC, a global growth investor, as Managing Director in 2007. From June 1999 to September 2007, he served as a Managing Director, Vice President and Associate at Warburg Pincus. Mr. Leng is currently a director of SouFun Holdings Limited and Zhongsheng Group Holdings Ltd. Mr. Leng holds a bachelor’s degree from the business school of Jiao Tong University in Shanghai and an MBA from the Wharton School of the University of Pennsylvania.

Ying Han has served as a director since November 2008. From 1998 to 2006, Ms. Han worked for Asiainfo as Chief Financial Officer and Executive Vice President. Previously, she worked for 10 years at Hewlett Packard (China), where she was Chief Controller and Business Development Director. Since January 2011, she has served as an independent director of Netqin Mobile. She is also currently an executive director of Warburg Pincus. Ms. Han received a bachelor’s degree in accounting from Xiamen University.

Stewart Hen has served as a director since February 2009. Since August 2010, Mr. Hen has been Managing Partner of Serrado Capital LLC, a healthcare investment firm based in New York. Previously, he was a Managing Director at Warburg Pincus LLC, where he focused on investments in biotechnology and pharmaceuticals. He has more than 20 years of experience in the life sciences industry. Prior to joining Warburg Pincus in 2000, he was a consultant at McKinsey & Company serving the pharmaceutical industry. From 1990 to 1994, he worked at Merck in both research and development and manufacturing. Mr. Hen received an MBA from the Wharton School of the University of Pennsylvania and a master’s degree in chemical engineering from the Massachusetts Institute of Technology.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2013, we paid cash compensation of $5.42 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors. Our executive officers are eligible for performance bonuses.

Pursuant to our employee share incentive plans, our board of directors previously authorized the issuance of an aggregate of up to 105,855,112 ordinary shares upon exercise of stock options and non-vested restricted stock units granted from 2004 to 2013. As of April 4, 2014, stock options and non-vested restricted stock units covering 18,039,997 ordinary shares are outstanding and 2,090,323 shares are reserved for future issuance. All future option grants will be made under our 2007 Employee Share Incentive Plan described below.

As of December 31, 2013, our officers and executive directors held, in the aggregate, options and restricted stock units with respect to 10,241,136 ordinary shares. These options and restricted stock units have a weighted-average exercise price of $0.19. Of these options, 66,672 expire on December 31, 2017; 32,000 expire on February 11, 2018; 391,728 expire on March 22, 2018; 608,800 expire on March 11, 2019; 16,000 expire on March 30, 2019; 219,200 expire on March 18, 2020; 104,000 expire on August 5, 2020; 480,000 expire on November 10, 2020; 1,008,800 expire on March 3, 2021; 544 expire on March 23, 2021; 40,000 expire on November 8, 2021; 1,782,720 expire on March 6, 2022; 1,866,672 expire on June 1, 2022; 80,000 expire on August 7, 2022; 40,000 expire on October 8, 2022; 3,104,000 expire on March 7,2023; 320,000 expire on August 8, 2023; 40,000 expire on August 20, 2023 and 40,000 expire on September 30, 2023.

2007 Employee Share Incentive Plan

Our 2007 Employee Share Incentive Plan was adopted by our board of directors in July 2007. This plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. In 2010 the Board determined to increase the number of ordinary shares authorized to be issued pursuant to the 2007 Employee Share Incentive Plan, as well as to increase the limit on the total number of ordinary shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan, by 36,000,000 ordinary shares so that the aggregate number of ordinary shares authorized to be issued under the plan became 82,044,400.

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

Employment Agreements

In June 2012, we entered into a new three-year employment contract with Dr. Ge Li for his continued service through May 31, 2015.

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

Terms of Directors and Executive Officers

We have a classified board of eight directors in three classes, serving staggered terms. The terms of Xiaozhong Liu, Ying Han and Kian-Wee Seah expire at our 2014 annual meeting, the terms of office of Xuesong (Jeff) Leng, Zhaohui Zhang and Ning Zhao expire at our 2015 annual meeting, and the terms of office of Dr. Ge Li and Stewart Hen expire at our 2016 annual meeting.

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

Compensation Committee

Our current compensation committee consists of Kian-Wee Seah, Xuesong (Jeff) Leng and Stewart Hen. Kian-Wee Seah is the chairman of our compensation committee. Our board of directors has determined that Kian-Wee Seah, Xuesong (Jeff) Leng and Stewart Hen each are “independent directors” within the meaning of NYSE Manual Section 303A.02. In March 2014 Dr. Ge Li resigned from the compensation committee in order to make it fully independent.

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

Strategy and Finance Committee

Our strategy and finance committee consists of Dr. Ge Li and Stewart Hen. Stewart Hen is the chairman of our strategy and finance committee. Our strategy and finance committee is responsible for, among other things, oversight of our strategic plan and evaluating opportunities to enhance shareholder value. The strategy and finance committee will maintain a cooperative, interactive strategic-planning process with management, including the identification and setting of strategic goals and expectations; the review of potential acquisitions, joint ventures and strategic alliances; and the periodic review of the capital allocation strategy of the company.

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

D. Employees

As of December 31, 2013, we had 7,445 employees, of which 6,896 were based in China and 549 were based in the United States. Among our employees, 5,254 were science professionals with advanced degrees, including 412 with Ph.D.s and 2,604 with master’s degrees. As of April 4, 2014, we had 7,505 employees, 6,942 based in China and 563 based in the United States.

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

E. Share Ownership

The following table and related footnotes set forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 4, 2014 for:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Name	Shares Beneficially Owned as of April 4, 2014	Number	Percent
Directors and Executive Officers
Ge Li(1)		9,431,831	1.6%
Xiaozhong Liu		*	*
Zhaohui Zhang(2)		5,923,104	1.0
Edward Hu		*	*
Shuhui Chen		*	*
Suhan Tang		*	*
Jiang (John) Long		—	—
Alexander Fowkes		—	—
Ning Zhao		*	*
Kian-Wee Seah		—	—
Xuesong (Jeff) Leng		—	—
Ying Han		—	—
Stewart Hen		*	*
Principal Shareholders
FMR LLC(3)		60,658,544	10.5
Schrode Investment Management North America Inc(4)		40,737,088	7.0

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.
**	Unless otherwise indicated, beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities. Except as indicated in the table above and subject to applicable community-property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. The percentage of beneficial ownership of each listed person is based on 578,321,863 ordinary shares outstanding as of April 4, 2014, as well as, where applicable, ordinary shares underlying stock options exercisable within 60 days. The calculation does not include up to an aggregate of 2,090,323 shares reserved for issuance in connection with our Employee Share Incentive Plan.

(1)	Includes (i) 4 ordinary shares and 40,867 ADSs representing 326,936 ordinary shares held directly by Dr. Li; and (iii) 59,291 ordinary shares and 1,130,700 ADSs representing 9,045,600 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of NGM Family 2006 Irrevocable Trust, or Family Trust, for which Dr. Li is the investment advisor and exercises dispositive and voting power. The Family Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Dr. Li is 288 Fute Zhong Road, the China (Shanghai) Pilot Free Trade Zone, Shanghai 200131, People’s Republic of China.

(2)	Includes (i) 144,800 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 4, 2013 and (ii) 5,778,304 ordinary shares held by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Ltd., a Bahamian company. Tri-Z Lynn Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Zhang as the settlor and Mr. Zhang’s family members as the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
(3)	Represents shares that may be deemed beneficially owned by FMR LLC and its wholly owned subsidiaries Fidelity Management and Research Corporation, an investment adviser registered under the Investment Company Act of 1940; Pyramis Global Advisors, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and various investment funds, including FIL Ltd. The address of FMR LLC is 245 Summer Street, Boston, MA 02210. The number of shares beneficially owned by FMR LLC and the information provided in this footnote is as of December 31, 2013 and is based on a Schedule 13G/A filed with the SEC by FMR LLC on February 14, 2014.
(4)	Represents shares that may be deemed beneficially owned with shared voting power and dispositive power by Schroder Investment Management North America Inc, Schroder Investment Management Ltd, Schroder Investment Management Hong Kong Ltd, and Schroder Investment Management Singapore Ltd. The address of Schroder Investment Management North America Inc is 875 Third Ave, 22nd Floor, New York, NY 10022. The number of shares and the information provided in this footnote is as of December 31, 2013 and is based on a Schedule 13G filed with the SEC on February 13, 2014.

JPMorgan Chase Bank, N.A. has advised us that, as of April 4, 2014, 70,904,925 ADSs, representing 567,239,400 underlying ordinary shares, were held of record by Cede & Co., (DTC) and 2,117 ADSs, representing 16,936 underlying ordinary shares, were held by 12 registered shareholders domiciled in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Export Agent Arrangements

Historically, we have relied on export agents to sell our manufactured products. Between January 1, 2005 and December 31, 2008, we entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd., or Shanghai Lechen, for exporting advanced intermediates and APIs. Shanghai Lechen is owned by the parents of Dr. Ning Zhao, our director and the wife of Dr. Ge Li, our Chairman and Chief Executive Officer. As amended, under the agreement, Shanghai Lechen was entitled to receive a1.0% commission on the exported amounts during 2011, 0.8% during 2012 and 0.8% during 2013. In connection with this arrangement, we paid $112,942, $91,625 and $80,162 to Shanghai Lechen in 2011, 2012 and 2013, respectively. The arrangement agreement is automatically renewable on an annual basis. We are currently reviewing our internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, we will continue to engage an export agent for these transactions.

We provide R&D service for WuXi MedImmune. WuXiPRA provides us clinical research service. On April 12, 2013, WASH and WuXiPRA entered into a loan agreement in the amount of $1.0 million.

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

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiaries in China and in the United States. Each of these operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other main operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which shall be determined by the board. Further, if any subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or undertake acquisitions that could benefit our businesses, allow us to pay dividends and otherwise fund and conduct our businesses. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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

We neither declared nor paid any dividends in 2011, 2012 or 2013 to our shareholders, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. See Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

B. Significant Changes

None

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol WX and have been listed since August 9, 2007. The following table sets forth the high and low closing trading prices of our ADSs on the NYSE for the periods indicated:

	Price per ADS ($)
	High	Low
Annual
2008	30.30	4.52
2009	17.30	3.76
2010	19.41	14.04
2011	18.89	10.78
2012	16.42	11.43
2013	38.38	15.44
Quarterly
First Quarter 2012	15.39	12.92
Second Quarter 2012	15.00	13.35
Third Quarter 2012	14.93	13.20
Fourth Quarter 2012	16.42	13.57
First Quarter 2013	17.91	15.44
Second Quarter 2013	21.54	16.94
Third Quarter 2013	28.48	20.23
Fourth Quarter 2013	38.38	26.52
First Quarter 2014	39.86	32.58
Monthly
November 2013	33.30	28.81
December 2013	38.38	31.22
January 2014	38.04	33.73
February 2014	39.86	32.58
March 2014	39.37	35.06
April 2014(through April 4, 2014)	37.86	35.91

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

D. Exchange Controls

See Item 4.B., “Information on the Company—B. Business Overview—Chinese Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those that hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double-tax treaties with any country that are applicable to any payment made to or by us. There are no exchange-control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

China promulgated the EIT Law and its implementing rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, will treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for EIT purposes and subject to PRC enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. In addition, the consequences of such treatment include a withholding tax applicable to our non-PRC shareholders. Specifically, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a 10% or 20% withholding tax will be imposed on dividends payable to our non-PRC enterprise or individual shareholders, respectively, and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs. The EIT Law and its implementing rules are unclear as to whether our Cayman Islands holding company will be treated as a PRC tax resident enterprise or not. See Item 3.D, “Key Information—Section D. Risk Factors —Risks Relating to China — Under China’s EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

If we are not deemed to be a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion applies only to U.S. Holders that purchase and hold our ADSs and ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for securities holdings; banks or certain financial institutions; insurance companies; tax-exempt organizations; partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income-tax purposes or persons holding ADSs or ordinary shares through any such entities; regulated investment companies or real estate investment trusts; persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment; persons whose functional currency for tax purposes is not the U.S. dollar; persons liable for alternative minimum tax; or persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes an individual citizen or resident of the United States for U.S. federal income tax purposes; a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income tax, regardless of its source; or a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person. For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

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

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if a U.S. Holder (a) is a corporation or comes within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable backup withholding rules. To establish a U.S. Holder’s status as an exempt person, the U.S. Holder will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules that exceed its U.S. federal income tax liability will be allowed as a refund or a credit against its U.S. federal income tax liability, provided that the U.S. Holder furnishes the required information to the IRS. Certain individuals holding the ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

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

Fluctuations in exchange rates directly affect our cost of revenues and net income and have a significant impact on fluctuations in our operating margins, because our net revenues were primarily generated from sales denominated in U.S. dollars, and most of our operating costs and expenses were denominated in Renminbi. Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of those U.S. dollars in relation to the Renminbi would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2013, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.1 million to our total cash and cash equivalents.

We periodically purchase derivative financial instruments, such as foreign-exchange forward contracts, to manage our exposure to Renminbi-dollar currency-exchange risk. The counterparty for these contracts is generally a bank. The maturity periods of these contracts range from one to 21 months. We recorded gains of $4.7 million, $5.3 million and $10.2 million on foreign-exchange forward contracts in 2011, 2012 and 2013, respectively. We do not apply hedge accounting and accordingly we mark to market these contracts at the end of each reporting period and recognize the change in fair value in earnings immediately. As of December 31, 2013, we held foreign-exchange forward contracts with an aggregate notional amount of $557.0 million and a fair value of $12.2 million. The average strike price and notional amounts of these outstanding foreign-exchange forward contracts, grouped by maturity date, are as follows:

Maturity period	Notional amount in US$ millions	Average strike rate
Within 6 months	120.0	6.2129
6 months to 12 months	321.0	6.2747
Over 12 months	116.0	6.3593

Total	557.0	6.2840

Interest-Rate Risk

Our exposure to interest-rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2013, our total outstanding loans amounted to $79.0 million, with a weighted-average rate of 2.91%. Each of our loans is subject to a variable interest rate. A 1.0% increase in each applicable interest rate would add $0.8 million to our interest expense in 2013. We have not used any derivative financial instruments to manage our interest-risk exposure. Interest-earning instruments carry a degree of interest-rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. For a discussion of the impact of inflation, see Item 5A, “Operating and financial review and prospects—Operating Results”.

New accounting pronouncements

On February 28, 2013, the FASB issued ASU 2013-04, which is based on a consensus reached by the Emerging Issues Task Force (“EITF”). ASU 2013-04 requires entities to “measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

•	The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors

•	Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

Required disclosures include a description of the joint-and-several arrangement and the total outstanding amount of the obligation for all joint parties. ASU 2013-04 permits entities to aggregate disclosures (as opposed to providing separate disclosures for each joint-and-several obligation). These disclosure requirements are incremental to the existing related-party disclosure requirements in ASC 850. ASU 2013-04 is effective for all prior periods in fiscal years beginning on or after December 15, 2013 and interim reporting periods within those years. We were required to adopted ASU 2013-04 as of January 1, 2014, and do not expect any significant impact on our consolidated results of operations, financial position or cash flows.

On March 4, 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”)
2013-05, which indicates that the entire amount of a cumulative translation adjustment (CTA) related to an entity’s investment in a foreign entity should be released when there has been a:

•	Sale of a subsidiary or group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in the foreign entity.

•	Loss of a controlling financial interest in an investment in a foreign entity (i.e., the foreign entity is deconsolidated).

•	Step acquisition for a foreign entity (i.e., when an entity has changed from applying the equity method for an investment in a foreign entity to consolidating the foreign entity).

ASU 2013-05 does not change the requirement to release a pro rata portion of the CTA of the foreign entity into earnings for a partial sale of an equity method investment in a foreign entity. ASU 2013-05 is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013 and should be applied prospectively. We were required to adopted ASU 2013-05 as of January 1, 2014, and do not expect any significant impact on our consolidated results of operations, financial position or cash flows.

On July 18, 2013, the FASB issued ASU 2013-11 in response to a consensus reached at the EITF’s June 11, 2013, meeting. ASU 2013-11 provides guidance on financial statement presentation of an unrecognized tax benefits (“UTB”) when a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward exists. Under ASU 2013-11, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset (“DTA”) for an NOL carryforward, a similar tax loss, or a tax credit carryforward except when:

•	An NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•	The entity does not intend to use the DTA for this purpose (provided that the tax law permits a choice).

If either of these conditions exists, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because ASU2013-11 does not affect the recognition or measurement of uncertain tax positions under ASC 740. This amendment does not affect the amounts public entities disclose in the tabular reconciliation of the total amounts of UTBs because the tabular reconciliation presents the gross amounts of UTBs. ASU 2013-11 is effective for public entities for fiscal years beginning after December 15, 2013, and interim periods within those years. ASU 2013-11 should be applied to all UTBs that exist as of the effective date. Entities may choose to apply ASU 2013-11 retrospectively to each prior reporting period presented. We were required to adopted ASU 2013-11 as of January 1, 2014, and do not expect any significant impact on our consolidated results of operations, financial position or cash flows.

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
Depositing or substituting underlying shares

Issuances of ADSs, including, but not limited to, issuances against deposits of ordinary shares and in respect of:

—Share distributions

—Stock dividends

—Stock splits

—Issuance of stock rights

—Mergers

—Exchanges of shares or any other transaction or events or other distributions affecting the ADSs or the deposited securities

$5.00 for each 100 ADSs (or portion thereof)

Withdrawing underlying shares	Acceptance of ADSs surrendered for withdrawal of deposited securities or if ADSs are cancelled or reduced for any reason	$5.00 for each 100 ADSs (or portion thereof)

Cash distributions	Cash distributions pursuant to the deposit agreement	$0.02 or less per ADS (or portion thereof)

Distributions (or sales in connection with a distribution)	Distribution of securities (or sale in connection with a distribution of securities)	A fee equivalent to the fee for the execution and delivery of ADSs that would have been charged as a result of the deposit of such securities, but which securities or the net cash proceeds from the sale are instead distributed by the depositary to those holders entitled to a distribution

Category	Depositary actions	Associated Fee
Transferring, splitting or grouping receipts	Transferring, combining or grouping of certificated or direct registration ADSs	$1.50 per ADS (or portion thereof)

General depositary services	Administering the ADR program	$0.02 per ADS (or portion thereof) per calendar year

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

Fees Payable by the Depositary to the Issuer

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. From January 1, 2013 to April 4, 2014, we received from the depositary one payment of 1.0 million for costs related to investor relations services and waived costs of $0 related to the depositary’s ongoing maintenance service fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Our board of directors has adopted a code of business conduct and ethics, which is applicable to our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website, www.wuxiapptec.com, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-144806). You may request a copy of our code of business conduct and ethics free of charge by writing to Legal Department, WuXi AppTec Co., Ltd., 288 Fute Zhong Road, the China (Shanghai) Pilot Free Trade Zone, Shanghai 200131, People’s Republic of China.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay other fees to our auditors during the periods indicated below.

	2012	2013
Audit fees(1)	$1,635,560	$1,338,560
Audit-related fees(2)	$91,845	$19,409
Tax fees(3)	$187,196	$147,663

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregated fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

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

In March 2013, our Board of Directors approved a share repurchase plan. Under this plan, the Company is authorized to repurchase up to $100 million of its American Depositary Shares, or ADSs, over the next 18-24 months. The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2013.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid Per Ordinary Shares	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
March 1, 2013 to March 31, 2013	58,912	$2.12	124,660	99,875,340
April 1, 2013 to April 30, 2013	89,560	$2.11	188,370	99,686,970
May 1, 2013 to May 31, 2013	23,984	$2.50	60,677	99,626,293
June 1, 2013 to June 30, 2013	294,624	$2.45	720,914	98,905,379
August 1, 2013 to August 31, 2013	23,200	$2.94	68,327	98,837,052

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE	GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE Manual, in general NYSE-listed non-U.S. companies may follow their home-country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements because the laws of Cayman Islands do not require such compliance:

•	We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity-compensation plans when our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair.

•	Our board of directors is not comprised of a majority of independent directors as required of US companies under NYSE rules.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Manual.

ITEM 16H. MINE	SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

INDEX TO EXHIBITS

Number	Description

1.1††	Second Amended and Restated Memorandum and Articles of Association of WuXi PharmaTech (Cayman) Inc. reflecting the September 10, 2008 amendment and the August 7, 2009 amendment.

2.1*	Specimen American Depositary Receipt.

2.2*	Specimen Certificate for Ordinary Shares.

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts.

4.1*	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007.

4.2*	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007.

4.3****	Form of Convertible Note Agreement between WuXi PharmaTech (BVI) Inc. and convertible note purchasers.

4.4*	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007.

4.5*	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007.

4.6*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the vendors named therein.

Number	Description

4.7†††	2007 Employee Share Incentive Plan.

4.8*	Form of Option Agreement.

4.9*	Form of Indemnification Agreement between the Registrant and its directors.

4.10*	Form of Employment Agreement between WuXi PharmaTech Co., Ltd. and its other executive officers.

4.13**	Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and AppTec Laboratory Services, LLC, dated as of December 3, 2002.

4.14***	Second Amendment to Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and WuXi AppTec Inc., dated December 30, 2008.

4.15**	Lease Agreement by and between Highwoods Realty Limited Partnership and AppTec Laboratory Services, Inc., dated as of February 28, 2003 and First Amendment dated as of April 4, 2005 and Second Amendment dated as of April 30, 2008.

4.16***	Second Amendment to Lease Agreement by and between Alpha Exchange, LLC, formerly known as Highwoods Realty Limited Partnership and WuXi AppTec Inc. dated as of April 30, 2008.

4.17**	Lease Agreement by and between 1201 Northland Drive LLC and AppTec Laboratory Services, LLC, dated as of August 31, 2007.

4.18***	First Amendment to Lease Agreement by and between 1201 Northland Drive LLC and WuXi AppTec, Inc., dated as of June 10, 2008.

4.19**	Lease Agreement by and among Popefield North, LLC, formerly known as Lonnie Pope, AppTec Laboratory Services, Inc., formerly known as ViroMed Laboratories doing business as Axios, Inc., Bryant & Associates and Cushman & Wakefield of Georgia, Inc., dated as of March 18, 1997, and First Amendment dated as of June 27, 2002, Second Amendment dated as of March 28, 2005, Third Amendment dated as of June 29, 2007, and Fourth Amendment dated as of November 14, 2007.

4.20*†	Master Chemistry Service Agreement, dated January 2, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.21*†	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical Incorporated and WuXi PharmaTech Co., Ltd.

8.1	List of Subsidiaries.

11.1*	Code of Business Conduct and Ethics.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Schedule I – Condensed Financial Information Of Registrant.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-144806), as amended, initially filed with the SEC on July 24, 2007.
**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-150076), as amended, initially filed with the SEC on April 4, 2008.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 16, 2008.
****	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 25, 2009.

†	Confidential treatment has been requested and granted with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.
††	Previously filed with the Registrant’s report on Form 6-K, filed with the SEC on August 10, 2009.
†††	Previously filed with the Registrant’s registration statement on Form S-8, filed with the SEC on July 30, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 15, 2014	WuXi PharmaTech (Cayman), Inc.

/s/ Edward Hu
Name: Edward Hu
Title: Chief Financial Officer and Chief Operating Officer

WUXI PHARMATECH (CAYMAN) INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2012 and 2013	F-4
Consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013	F-6
Consolidated statements of changes in equity for the years ended December 31, 2011, 2012 and 2013	F-7
Consolidated statements of cash flows for the years ended December 31, 2011, 2012 and 2013	F-8
Notes to the consolidated financial statements	F-10
Schedule 1—WuXi PharmaTech (Cayman) Inc. condensed financial statements as of December 31, 2012 and 2013, and for the years ended December 31, 2011, 2012 and 2013	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the accompanying consolidated balance sheets of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 15, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 15, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

WuXi PharmaTech (Cayman) Inc.:

We have audited the internal control over financial reporting of Wuxi PharmaTech (Cayman) Inc. and its subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Company, and our report dated April 15, 2014 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 15, 2014

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	54,133	88,871
Restricted cash	423	3,145
Short-term investments	175,245	302,267
Accounts receivable, net of allowance of $712 and $879 for 2012 and 2013, respectively	99,578	126,996
Amount due from related parties	—	1,168
Inventories	47,774	45,097
Other current assets	9,752	25,447
Deferred tax assets	9,055	5,989

Total current assets	395,960	598,980

Non-current assets:
Long-term investments	14,015	21,781
Goodwill	32,561	31,087
Property, plant and equipment, net	264,381	279,254
Intangible assets, net	7,268	7,128
Prepaid land use rights	5,564	5,604
Deferred tax assets	3,037	251
Other non-current assets	19,749	4,782
Total non-current assets	346,575	349,887

Total assets	742,535	948,867

Liabilities and equity
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	59,089	67,853
Accounts payable	21,808	33,477
Amounts due to a related party	—	218
Accrued liabilities	27,411	34,605
Deferred revenue	17,052	28,149
Advanced subsidies	9,265	13,958
Other taxes payable	1,581	107
Income tax payable	4,305	7,104
Other current liabilities	6,910	8,634

Total current liabilities	147,421	194,105

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2012	2013
Non-current liabilities:
Long-term debt, excluding current portion	5,697	11,124
Advanced subsidies	2,663	2,295
Long-term payables	732	—
Other non-current liabilities	7,799	6,594

Total non-current liabilities	16,891	20,013

Total liabilities	164,312	214,118

Commitments and contingencies (Note 20)
Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2012 and 2013; 561,121,002 and 572,270,834 issued and outstanding as of December 31, 2012 and 2013, respectively)	11,222	11,445
Additional paid-in capital	331,714	353,173
Accumulated earnings	188,604	303,171
Accumulated other comprehensive income	46,683	66,960

Total equity	578,223	734,749
Total liabilities and equity	742,535	948,867

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013
Net revenues*:
Laboratory Services	311,638	382,890	430,853
Manufacturing Services	95,539	117,022	147,229

	407,177	499,912	578,082

Cost of revenues*:
Laboratory Services	(184,882)	(235,148)	(264,370)
Manufacturing Services	(65,851)	(81,526)	(102,148)

	(250,733)	(316,674)	(366,518)

Gross profit	156,444	183,238	211,564
Operating (expenses)/income
Selling and marketing expenses	(10,271)	(15,335)	(16,488)
General and administrative expenses	(56,954)	(70,324)	(78,882)
Research and development expenses	(5,409)	(8,136)	(10,950)
Impairment charges for goodwill and intangible assets	—	(3,415)	—
Revaluation of contingent consideration	—	3,391	—

Total operating expenses	(72,634)	(93,819)	(106,320)

Operating income	83,810	89,419	105,244
Investment loss	—	(609)	(4,025)
Other income, net	8,509	9,157	27,278
Interest expense	(790)	(1,718)	(1,953)
Interest income	6,056	7,728	11,487

Income before income taxes	97,585	103,977	138,031
Income tax expense	(16,606)	(17,393)	(23,464)

Net income	80,979	86,584	114,567

Earnings per share
Basic	0.14	0.15	0.20
Diluted	0.13	0.15	0.20
Other comprehensive income, net of tax:
Currency translation adjustments	18,807	1,358	15,795
Unrealized gains on available-for-sale securities	—	—	4,482

Subtotal	18,807	1,358	20,277

Total comprehensive income	99,786	87,942	134,844

Shares used in calculating basic earnings per share	567,076,049	568,366,612	567,316,438
Shares used in calculating diluted earnings per share	603,517,876	582,378,749	582,023,601

*	Process Chemistry revenues of $20.4 million and Process Chemistry cost of revenues of $12.7 million for 2011, have been reclassified from Laboratory Services to Manufacturing Services (see Note 22).

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Ordinary		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Equity
	Shares	Amount
Balance as of January 1, 2011	560,972,080	11,219	332,913	22,180	26,518	392,830
Issuance of ordinary shares pursuant to share option plan	9,517,272	191	1,446	—	—	1,637
Share-based compensation expense	—	—	11,473	—	—	11,473
Currency translation adjustment	—	—	—	—	18,807	18,807
Net income	—	—	—	80,979	—	80,979

Balance as of December 31, 2011	570,489,352	11,410	345,832	103,159	45,325	505,726
Issuance of ordinary shares pursuant to share option plan	7,743,594	155	1,225	—	—	1,380
Share-based compensation expense	—	—	14,314	—	—	14,314
Conversion of convertible notes	22,771,021	455	35,409	—	—	35,864
Repurchase of ordinary shares issued for convertible notes	(22,771,021)	(455)	(35,409)	(1,139)	—	(37,003)
Repurchase of ordinary shares	(17,111,944)	(343)	(29,657)	—	—	(30,000)
Currency translation adjustment	—	—	—	—	1,358	1,358
Net income	—	—	—	86,584	—	86,584

Balance as of December 31, 2012	561,121,002	11,222	331,714	188,604	46,683	578,223
Issuance of ordinary shares pursuant to share option plan	11,640,112	233	4,716	—	—	4,949
Share-based compensation expense	—	—	17,895	—	—	17,895
Repurchase of ordinary shares	(490,280)	(10)	(1,152)	—	—	(1,162)
Currency translation adjustment	—	—	—	—	15,795	15,795
Unrealized gains on available-for-sale securities	—	—	—	—	4,482	4,482
Net income	—	—	—	114,567	—	114,567

Balance as of December 31, 2013	572,270,834	11,445	353,173	303,171	66,960	734,749

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013
Operating activities:
Net income	80,979	86,584	114,567
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	11,473	14,314	17,875
Depreciation and amortization expense	33,997	41,672	44,741
Provision for doubtful receivables	403	486	192
Inventory write-down	997	714	381
Loss on disposal of long-lived assets	1,362	641	900
Revaluation of contingent consideration	—	(3,391)	—
Impairment charges for goodwill and intangible assets	—	3,415	—
Goodwill adjustment due to final purchase price allocation	—	479	—
Loss (gain) on forward contracts marked to market	1,600	(2,053)	(9,087)
Loss from equity-method investments	—	642	5,297
Gain from share exchange for available-for-sale securities	—	—	(1,153)
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(14,399)	(27,312)	(28,180)
Inventories	(26,808)	(3,175)	3,643
Amounts due from related parties	—	—	(191)
Other current assets	(332)	1,250	(3,723)
Other non-current assets	237	6	(1,077)
Accounts payable	5,018	1,629	9,502
Amounts due to a related party	—	—	218
Accrued liabilities	(1,698)	6,431	6,570
Other taxes payable	184	1,511	239
Other current liabilities	(831)	1,577	3,450
Deferred revenue	6,282	1,152	10,840
Advanced subsidies	314	1,144	1,604
Deferred taxes	2,286	3,162	4,794
Long-term payable	—	177	106

Net cash provided by operating activities	101,064	131,055	181,508

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013
Investing activities:
Acquisition of businesses, net of cash acquired	(12,555)	—	(805)
Purchase of property, plant and equipment	(63,405)	(66,869)	(53,426)
Proceeds from sales of property, plant and equipment	77	69	242
Purchase of intangible assets	(605)	(968)	(2,681)
Change in restricted cash	(396)	2,032	(2,712)
Purchase of short-term investments	(280,772)	(305,582)	(491,875)
Purchase of long-term investments	(4,335)	(10,321)	(5,326)
Sales of short-term investments	196,165	259,283	372,555
Advanced subsidy received for construction	3,163	4,779	4,070
Other cash received from investing activities	—	—	175
Payment for residential buildings	(15,871)	—	(4,037)
Proceeds from sale of residential buildings	—	—	18,085
Proceeds from dissolution of NICLC	—	—	651
Deconsolidation of WuXiPRA	—	—	(335)

Net cash used in investing activities	(178,534)	(117,577)	(165,419)

Financing activities:
Proceeds from long-term debt	—	4,260	9,907
Repayment of long-term debt	(315)	(265)	(263)
Proceeds from short-term bank borrowings	55,950	77,241	66,774
Repayment of short-term bank borrowings	(27,500)	(46,853)	(62,273)
Proceeds from exercise of share options	1,637	1,381	4,950
Repurchase of ordinary shares issued for convertible notes	—	(37,003)	(1,163)
Repurchase of ordinary shares	—	(30,000)	—

Net cash provided by (used in) financing activities	29,772	(31,239)	17,932

Effect of exchange rate changes on cash and cash equivalents	3,665	526	717
Net increase (decrease) in cash and cash equivalents	(44,033)	(17,235)	34,738
Cash and cash equivalents at beginning of year	115,401	71,368	54,133

Cash and cash equivalents at end of year	71,368	54,133	88,871

Supplemental disclosure of cash flow information:
Cash paid for interest	(615)	(1,566)	(2,016)
Cash paid for income taxes	(13,226)	(15,606)	(15,889)
Non-cash investing and financing activities:
Purchases of property, plant and equipment included in accounts payable	6,955	4,292	7,116

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

WuXi PharmaTech (Cayman) Inc. (“the Company”) was incorporated under the laws of the Cayman Islands on March 16, 2007. As of December 31, 2013, the Company operated primarily through the following subsidiaries:

Name of company	Place and date of incorporation / acquisition	Attributable equity interest held	Principal activity
WuXi AppTec (BVI) Inc. (“WXAT BVI”)	British Virgin Islands June 3, 2004	100%	Holding company of People’s Republic of China(“PRC”) subsidiaries
WuXi AppTec Co., Ltd. (“WXAT”)	PRC July 13, 2005	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec (Shanghai) Co., Ltd. (“WASH”)	PRC April 2, 2002	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai SynTheAll Pharmaceutical Co., Ltd. (“STA”)	PRC January 23, 2003	100%	Pharmaceutical manufacturing
WuXi AppTec (Suzhou) Co., Ltd. (“WASZ”)	PRC October 8, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXiAppTec (Tianjin) Co., Ltd. (“WATJ”)	PRC June 5, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec Holding Company, Inc. (“AppTec Holding”)	United States of America (“United States” or “U.S.”) January 3, 2008	100%	Holding company of U.S. subsidiaries
WuXi AppTec, Inc. (“AppTec”)	United States January 3, 2008	100%	Laboratory services to biotechnology and medical device industries
WX (BVI), Ltd.	British Virgin Islands July 4, 2008	100%	Holding company of European subsidiaries
Kaipara Enterprises Ltd.	Cyprus July 14, 2008	100%	Shell company
Klivia Investments Sp. Z o.o.	Poland July 31, 2008	100%	Intermediate holding company
WuXi AppTec Biopharmaceuticals Co., Ltd. (“WABIO”)	PRC May 25, 2010	100%	Biologics manufacturing
WuXi AppTec (Wuhan) Co., Ltd. (“WAWH”)	PRC November 30, 2010	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai AppTec (HK) Ltd.	Hong Kong December 10, 2010	100%	Shell company
Global Bond Investments Ltd.	Hong Kong December 8, 2010	100%	Investment management
Chemdepo, Inc. (“Chemdepo”)	United States March 30, 2011	100%	Radioactive chemistry compound synthesis service to pharmaceutical and biotechnology industries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name of company	Place and date of incorporation / acquisition	Attributable equity interest held	Principal activity
WuXi AppTec UK, Inc. (“AppTec UK”)	United Kingdom January 17, 2011	100%	Sales company
WuXi AppTec Sales, LLC (“Sales LLC”)	United States January 19, 2011	100%	Sales company
STA Pharmaceutical Hong Kong Ltd. (“STA HK”)	Hong Kong April 12, 2011	100%	Sales company
Shanghai STA Pharmaceutical R&D Co., Ltd. (“STA R&D”)	PRC April 15, 2011	100%	Pharmaceutical process development and manufacturing
WuXi PharmaTech Investment Holdings (Cayman) Inc.	United States May 24, 2011	100%	Investment holding company
WuXi PharmaTech Investments (Cayman) Inc.	Cayman Islands May 24, 2011	100%	Investment management
WuXi PharmaTech Fund I General Partner L.P.	Cayman Islands May 24, 2011	100%	Investment management
WuXi PharmaTech Investment Management (Cayman) Inc.	Cayman Islands May 24, 2011	100%	Investment management
WuXi PharmaTech Healthcare Fund I L.P.	Cayman Islands May 24, 2011	100%	Corporate venture investment (U.S. dollar fund)
Wuxi AppTec Investment & Development Co., Ltd.	PRC June 29, 2011	100%	Investment management
WuXi AppTec Biomedical Investment Management L.P.	PRC July 18, 2011	100%	Investment management
WuXi AppTec Equity Investment Management Co., Ltd.	PRC August 11, 2011	100%	Investment management
WuXi AppTec Investment Fund I L.P.	PRC August 16, 2011	100%	Corporate venture investment (RMB fund)
Abgent, Inc.	United States October 14, 2011	100%	Biologics reagent research and sales
Abgent Europe Ltd.	United Kingdom October 14, 2011	100%	Biologics reagent sales
Abgent Biotechnology (Suzhou) Co., Ltd. (“Abgent Suzhou”)	PRC October 14, 2011	100%	Biologics reagent development and production
MedKey Med-Tech Development Co., Ltd.	PRC October 31, 2011	100%	Clinical research

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name of company	Place and date of incorporation / acquisition	Attributable equity interest held	Principal activity
WuXi AppTec (Changzhou) Co., Ltd.	PRC December 15, 2011	100%	Pharmaceutical manufacturing
WuXi AppTec (Nanjing) Testing Technology Co., Ltd.	PRC December 16, 2011	100%	Testing services (no activity in 2013)
WuXi AppTec (Hong Kong) Ltd.	Hong Kong March 26, 2012	100%	Sales company
WuXi AppTec (Suzhou) Testing Technology Co., Ltd.	PRC May 30, 2012	100%	Testing services (no activity in 2013)
STA Pharmaceutical (Haimen) Co., Ltd.	PRC July 2, 2012	100%	Pharmaceutical manufacturing (no activity in 2013)
Changzhou SynTheAll Pharmaceutical Co., Ltd	PRC September 29, 2013	100%	Pharmaceutical manufacturing (no activity in 2013)

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

(d) Restricted cash

Restricted cash represents cash held (i) as deposits for forward contracts, (ii) as collateral for letters of credit issued primarily for equipment purchases and (iii) as deposits for the share repurchase program. The classification is based on the expected expiration of the underlying forward contracts and letters of credit and activity in the share repurchase program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

(f) Investments

The Company classifies investments in securities that the Company has the intention and ability to hold to maturity as held-to-maturity securities and reports them at amortized cost.

Investments in securities that have readily determinable fair values are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recorded as a component of other comprehensive income or loss. Realized gains or losses are recognized in the consolidated statements of comprehensive income during the period in which the gains or losses are realized. If the Company determines that a decline in the fair value of an individual available-for-sale security is other-than-temporary, the cost basis of the security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to: (1) the nature of the investment; (2) the cause and duration of the impairment; (3) the extent to which fair value is less than cost; (4) financial conditions and near-term prospects of the issuers; and (5) the Company’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost or fair value. Available-for-sale securities not expected to be realized in cash or sold in the next normal operating cycle of the business are classified as long-term investments.

The Company accounts for investments of common share in the investees over which the Company has the ability to exert significant influence over the investees’ operating and financial policies using the equity method of accounting. The share of earnings or losses of the investees is recognized in the Company’s consolidated statements of comprehensive income and adjusts the carrying amount of the investments. Dividends received reduce the carrying amount of the investments. Equity-method investments are reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other than temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Company to hold investments and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other than temporary.

The Company accounts for investments of common share in the investees without determinable fair values, of which the Company owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies as cost-method investments. The Company’s cost-method investments are carried at historical cost and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect on the investments’ value. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of an investment’s cost over its fair value when the impairment is deemed other than temporary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. There was no interest capitalized into property, plant and equipment in 2011, 2012 and 2013. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. The Company expenses repair and maintenance costs when they are incurred.

Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Buildings	20 years
Vehicles	5 years
Fixtures and equipment	1 to 15 years
Building improvements	2 to 14 years

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j) Goodwill

Goodwill represents the cost in excess of the fair value of net tangible and identifiable intangible assets acquired in business combinations. The Company adopted Accounting Standards Update (“ASU”) 2011-08, Intangibles—Goodwill and Other (Topic 350), in 2012. This accounting standard gives the Company an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit is determined by the Company using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management has selected November 30 to perform its annual impairment test.

In the third quarter of 2012, the Company adjusted goodwill by $0.48 million in connection with the finalization of the purchase price allocation associated with the acquired deferred tax assets of Abgent. In addition, the Company determined that an indication of potential goodwill and long-lived asset impairment of Abgent existed due in large part to the poor commercial performance of Abgent’s antibody pool evidenced by a significant decline in new sales orders commencing in the fourth quarter of 2012. As a result of the analysis which represented a nonrecurring level 3 fair value measurement, the Company recognized a goodwill impairment of $1.7 million. The Company did not recognize any goodwill impairment for the year ended December 31, 2013.

A rollforward of goodwill by segment is as follows:

Total for laboratory services
Balance as of January 1, 2012	$34,701
Goodwill arising from acquisitions	(479)
Impairment recognized	(1,661)
Balance as of December 31, 2012	32,561
Goodwill exchange difference	24
Goodwill divested from deconsolidation of WuXiPRA	(1,498)

Balance as of December 31, 2013	$31,087

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

For the reason stated in Note 2(j), the Company performed a recoverability test of its long-lived assets associated with the Abgent business in the fourth quarter of 2012. Based on this analysis, the Company recognized an impairment of acquired intangibles of $1.8 million. The Company recognized no impairment of long-lived assets for the year ended December 31, 2013.

The fair value of long-lived intangible assets was determined by the Company based on the excess-earnings method, a method within the income approach whereby the value of an intangible asset is determined by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings method explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market. This is a nonrecurring level 3 fair value measurement.

(l) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Revenue was recognized, net of sales-related taxes of $0.3 million, $0.4 million and $1.0 million, for the years ended December 31, 2011, 2012 and 2013, respectively.

For laboratory services provided on a fee-for-service or project basis, the Company recognizes revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report or a quantity of pharmaceutical compound. For certain services on a fee-for-service or project basis that span multiple accounting periods, the Company recognizes revenue as it performs services and satisfies its contractual obligations, measured on a proportional-performance basis, generally using output measures that are specific to the service being provided. Examples of output measures include dosing performed, specimens prepared and hours worked. Nearly all of the fee-for-service contracts have durations of less than one year.

For laboratory services provided on a full-time-equivalent (“FTE”) basis, the customer pays a fixed rate per FTE employee and the Company recognizes revenue as the services are provided. FTE contracts do not require acceptance by the customer of specified deliverables from the Company.

The Company provides manufacturing services to its customers for the manufacture of advanced intermediates and active pharmaceutical ingredients for research and development or commercial use. Revenues from the sale of manufactured products are recognized upon delivery and acceptance by the customer when title and risk of loss has been transferred, assuming all other revenue recognition criteria have been met. The Company records deferred revenues for payments received from the customer prior to the delivery of the products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Research and development expense

Research and development expenses include costs directly attributable to the conduct of research and development programs, mainly including the labor cost, consumed materials and other expenses incurred in the activities of research and development. All costs associated with research and development are expensed as incurred.

(n) Shipping and handling costs

Shipping and handling costs relating to the delivery of technical reports or products are included in selling expenses and were $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2011, 2012 and 2013, respectively.

(o) Government subsidies

Government subsidies are initially recorded as advanced subsidies and are recognized as reductions of general and administrative expenses, as other income or as reductions of the cost of assets acquired when the associated obligations for earning such subsidies have been met. The Company received government subsidies of $9.9 million, $14.0 million and $16.5 million during the years ended December 31, 2011, 2012 and 2013, respectively. The Company recognized government subsidies for general corporate purposes of $6.4 million, $8.1 million and $10.7 million as either a reduction of general and administrative expenses or as other income, and recognized subsidies of $1.8 million, $3.7 million and $1.8 million as reductions of the cost of assets acquired during the years ended December 31, 2011, 2012 and 2013, respectively. In 2012, a local government provided the Company with the use of certain laboratories for free for a period of five years.

As of December 31, 2012 and 2013, the Company had recorded balances of advanced subsidies of $11.9 million and $16.3 million, respectively.

(p) Operating leases

Leases where substantially all of the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Operating lease expense is charged to the consolidated statement of operations on a straight-line basis over the lease period.

The Company has obtained certain deferred lease credits, which represent leasehold improvements made directly by the Company that are to be reimbursed by the landlord. Deferred lease credits are amortized using the straight-line method over the related lease term, beginning with the lease commencement date, and are recorded as a component of lease expense.

(q) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $0.6 million, $0.7 million and $0.9 million for the years ended December 31, 2011, 2012 and 2013, respectively, and are classified as selling and marketing expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r) Share-based compensation

Share-based awards are recognized as compensation expenses, net of estimated forfeitures, in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the service period. Share-based compensation expense has been recorded in either cost of revenues, selling and marketing expenses or general and administrative expenses, depending on the job functions of the grantees. The Company recognized share-based compensation expense of $11.5 million, $14.3 million and $17.9 million for the years ended December 31, 2011, 2012 and 2013, respectively (see Note 15).

Share-based compensation has been recorded as follows:

	Year Ended December 31,
	2011	2012	2013
Cost of revenues	3,793	3,905	5,184
Selling and marketing expenses	13	231	168
General and administrative expenses	7,667	10,178	12,523

Total	11,473	14,314	17,875

(s) Income taxes

The Company accounts for income taxes using the asset-and-liability method, whereby it calculates a deferred tax asset or liability using current tax laws and enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The Company establishes valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. The Company does not provide deferred taxes related to the U.S. GAAP basis in excess of the U.S. tax basis in the investment in the Company’s foreign subsidiaries to the extent such amounts relate to permanently reinvested earnings and profits of such foreign subsidiaries.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

The RMB is not a freely convertible currency. The PRC State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC’s foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $10.5 million and $58.9 million as of December 31, 2012 and 2013, respectively.

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

The gains from foreign-exchange forward contracts were $4.7 million, $5.3 million and $19.3 million for the years ended December 31, 2011, 2012 and 2013, respectively, and have been included in other income, net.

(w) Comprehensive income

Comprehensive income is comprised of net income, foreign-currency translation adjustments and unrealized gains (losses) on available-for-sale securities. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y) New accounting pronouncements

On February 28, 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2013-04, which is based on a consensus reached by the Emerging Issues Task Force (“EITF”). ASU 2013-04 requires entities to “measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

•	The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors

•	Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

Required disclosures include a description of the joint-and-several arrangement and the total outstanding amount of the obligation for all joint parties. ASU 2013-04 permits entities to aggregate disclosures (as opposed to providing separate disclosures for each joint-and-several obligation). These disclosure requirements are incremental to the existing related-party disclosure requirements in ASC 850. ASU 2013-04 is effective for all prior periods in fiscal years beginning on or after December 15, 2013 and interim reporting periods within those years. The Company is required to adopt ASU 2013-04 as of January 1, 2014, and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On March 4, 2013, FASB issued ASU 2013-05, which indicates that the entire amount of a cumulative translation adjustment (CTA) related to an entity’s investment in a foreign entity should be released when there has been:

•	A sale of a subsidiary or group of net assets within a foreign entity when the sale represents the substantially complete liquidation of the investment in the foreign entity.

•	A loss of a controlling financial interest in an investment in a foreign entity (i.e., the foreign entity is deconsolidated).

•	A step acquisition for a foreign entity (i.e., when an entity has changed from applying the equity method for an investment in a foreign entity to consolidating the foreign entity).

ASU 2013-05 does not change the requirement to release a pro rata portion of the CTA of the foreign entity into earnings for a partial sale of an equity method investment in a foreign entity. ASU 2013-05 is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013 and should be applied prospectively. The Company is required to adopt ASU 2013-05 as of January 1, 2014, and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On July 18, 2013, the FASB issued ASU 2013-11 in response to a consensus reached at the EITF’s June 11, 2013, meeting. ASU 2013-11 provides guidance on financial statement presentation of unrecognized tax benefits (“UTB”) when a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward exists. Under ASU 2013-11, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset (“DTA”) for an NOL carryforward, a similar tax loss, or a tax credit carryforward except when:

•	An NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•	The entity does not intend to use the DTA for this purpose (provided that the tax law permits a choice).

If either of these conditions exists, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because ASU2013-11 does not affect the recognition or measurement of uncertain tax positions under ASC 740. This amendment does not affect the amounts public entities disclose in the tabular reconciliation of the total amounts of UTBs because the tabular reconciliation presents the gross amounts of UTBs. ASU 2013-11 is effective for public entities for fiscal years beginning after December 15, 2013, and interim periods within those years. ASU 2013-11 should be applied to all UTBs that exist as of the effective date. Entities may choose to apply ASU 2013-11 retrospectively to each prior reporting period presented. The Company is required to adopt ASU 2013-11 as of January 1, 2014, and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

3. ACQUISITIONS

Abgent Inc. and its subsidiaries (“Abgent”)

On October 14, 2011, the Company acquired Abgent, a provider of biological research reagent products and services based in Suzhou, PRC, and San Diego, United States.

The purchase price of $12.1 million included an $8.8 million cash payment on the acquisition date and an additional $3.3 million, which represented the fair value of a $5.0 million contingent cash payment to be made based on the achievement of certain revenue targets over the next two years. The fair value of the contingent cash consideration was estimated using a probability-weighted discounted cash flow model. Key assumptions included probabilities assigned to revenues and a discount rate based on the Company’s estimated borrowing costs. As of December 31, 2012, the Company revaluated the fair value of contingent cash consideration as $0 million considering the poor commercial performance of Abgent’s antibody pool evidenced by a significant decline in new sales orders commencing in the fourth quarter of 2012. No contingent consideration was paid as of December 31, 2013.

In the third quarter of 2012, the Company adjusted the acquired deferred tax assets of $0.48 million and reduced the goodwill of $0.48 accordingly. The $7.9 million of goodwill was assigned to the laboratory services segment.

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the acquired assets and assumed liabilities were recorded at their fair value at the date of acquisition as follows:

	Amount	Amortization Period
Current assets	$2,823
Property, plant and equipment	807
Intangible assets—brand names	2,532	30 years
Intangible assets—customer relationships	243	10 years
Intangible assets—patents	484	5.9-10 years
Intangible assets—non-compete agreements	1,105	5 years
Goodwill	7,927
Current liabilities	(2,307)
Deferred tax liabilities	(1,540)

Total purchase price	$12,074

In the third quarter of 2012, the Company reduced goodwill in connection with the finalization of the purchase price allocation associated with the acquired deferred tax assets by $0.48 million. The $7.9 million of goodwill was assigned to the laboratory services segment.

The Company recognized goodwill impairments of $1.7 million and $0 during the years ended December 31, 2012 and 2013, respectively.

The Company measured the fair value of the brand names and patents under the relief-from-royalty method. Under the methodology, fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the brand name, royalty rates and estimated asset lives. Customer relationships were valued using the excess-earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. Key assumptions included discounted cash flow analyses, estimated product cycles and customer attrition rates. The Company measured the fair value of non-compete agreements based on incremental discounted cash flow analyses computed with and without assumed competition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

3. ACQUISITIONS - continued

MedKey

On October 31, 2011, the Company acquired MedKey, a name applied to two clinical research services companies based in Shanghai, PRC. The purchase price of $4.1 million included a $3.4 million cash payment on the acquisition date and $0.7 million cash payment due in two years from the acquisition date.

The acquisition was accounted for under the acquisition method of accounting and, accordingly, the acquired assets and assumed liabilities were recorded at their fair value at the date of acquisition as follows:

	Amount	Amortization Period
Current assets	$1,449
Intangible assets—brand names	1,445	20 years
Intangible assets—customer relationships	1,393	10 years
Intangible assets—non-compete agreements	284	5 years
Goodwill	1,617
Current liabilities	(1,325)
Deferred tax liabilities	(781)

Total purchase price	$4,082

The $1.6 million of goodwill was assigned to the laboratory services segment.

The Company measured the fair value of the brand names under the relief-from-royalty method. Under this methodology, fair value is calculated as the discounted cash flow savings accruing to the owner for not having to pay the royalty. Key assumptions included expected revenue attributable to the brand names, royalty rates and estimated asset lives. Customer relationships were valued using the excess-earnings method, which measures the present value of the projected cash flows that are expected to be generated by the existing intangible assets after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible assets. Key assumptions included discounted cash flow analyses, estimated product cycles and customer attrition rates. The Company measured the fair value of non-compete agreements based on incremental discounted cash flow analyses computed with and without assumed competition.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

4. DECONSOLIDATION

On May 1, 2013, the Company and Pharm Research Associates (UK) Ltd. (“PRA”), a leading global clinical contract research organization, established a joint venture to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. PRA contributed cash of $4.6 million into the Company’s previously 100% owned subsidiary, WuXi AppTec Clinical Research and Regulatory Services Co., Ltd. (“WXCR”) in exchange for 49% of WXCR’s equity interest. Concurrently, the Company’s rights and obligations changed, such that the Company no longer controls WXCR and accordingly the Company deconsolidated WXCR on May 1 2013. Subsequently, the Company has accounted for the fair value of the retained investment in WXCR as long-term investment under the equity method of accounting. The Company estimated the fair value of the retained investment in WXCR using the expected present value of cash flows, a level 3 fair value measurement. No gain or loss was recognized in the consolidated statement of comprehensive income as a result of this deconsolidation. Subsequent to the deconsolidation, WACR changed its name to WuXi PRA Clinical Research (Shanghai) Co. Ltd. (“WuXiPRA”). The Company recognized its share of WuXiPRA’s loss of $1.6 million for the year ended December 31, 2013.

5. FAIR VALUE MEASUREMENT

The Company does not have any nonfinancial assets or nonfinancial liabilities that it recognizes or discloses at fair value in its financial statements on a recurring basis.

Financial assets and liabilities that are recorded at fair value on a recurring basis reflect fair value at the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. The Company applies a hierarchy of valuation techniques, based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

5. FAIR VALUE MEASUREMENT - continued

As of December 31, 2012 and 2013, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Description	Year Ended December 31, 2012	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives not designated as hedging instruments: Foreign-exchange forward contracts—recorded in other current assets	$3,073	$—	$3,073	$—
Derivatives not designated as hedging instruments: Foreign-exchange forward contracts—recorded in other current liabilities	(18)		(18)

Total	$3,055	$—	$3,055	$—

Description	Year Ended December 31, 2013	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities:	$12,460	$12,460	$—	$—
Derivatives not designated as hedging instruments: Foreign-exchange forward contracts—recorded in other current assets	$12,987	$—	$12,987	$—
Derivatives not designated as hedging instruments: Foreign-exchange forward contracts—recorded in other current liabilities	(799)	—	(799)	—

Total	$24,648	$12,460	$12,188	$—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

5. FAIR VALUE MEASUREMENT - continued

The following tables present the amounts related to derivative instruments affecting the Company’s consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013:

Derivative Type	Amount of Gain on Derivatives Recognized in Income
	2011	2012	2013
Derivatives not designated as hedging instruments: Foreign-exchange forward contracts—recorded in other income, net	$4,712	$5,337	$19,302

The Company held deliverable foreign-exchange forward contracts with a total notional value of $155.0 million and $557.0 million as of December 31, 2012 and 2013, respectively. These contracts mature from one to twenty-one months. In 2012, the Company entered into non-deliverable foreign-exchange forward contracts with a well-known financial institution. Under such contracts, parties agree to exchange two currencies at a pre-determined rate at a specified future date without physical delivery of the currencies. A non-deliverable forward currency contract is an illiquid instrument that is not transferable or tradable. As such, the Company will hold the instruments until the settlement date. The Company held non-deliverable forward contract options with notional values of $60.0 million and $0 as of December 31, 2012 and 2013, respectively.

Date	Financial Instrument	Notional Value	Fair Value
As of December 31, 2012	Deliverable foreign-exchange forward contracts	$155,000	869

As of December 31, 2012	Non-deliverable foreign-exchange forward contracts and options	$150,000	2,186

Date	Financial Instrument	Notional Value	Fair Value
As of December 31, 2013	Deliverable foreign-exchange forward contracts and options	$557,000	12,188
As of December 31, 2013	Non-deliverable foreign-exchange forward contracts and options	$—	—

The Company used the Black-Scholes option pricing model in valuing the non-deliverable foreign-exchange forward contract options. The Black-Scholes model requires inputs including spot, forward and interest rates and market-implied volatility, which are derived from external sources. For the remainder of the derivative financial instruments, the Company used a discounted cash flow methodology, which requires inputs such as interest-rate yield curves and foreign exchange rates. The significant inputs used in the aforementioned models are either directly observable or can be corroborated with market-observable data, and therefore the fair value measurements are classified as Level 2.

The estimated fair value of the Company’s financial instruments, including short-term investments, accounts receivables, accounts payable, income taxes payable, accrued liabilities and short-term borrowings, approximates their carrying value due to their short-term nature. The fair value of long-term borrowings as of December 31, 2012 and 2013 totaled $5.2 million and $11.2 million, respectively, amounts estimated based on discounted cash flow analyses at prevailing market rates on each valuation date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

5. FAIR VALUE MEASUREMENT - continued

The following table presents the Company’s assets measured at fair value on a nonrecurring basis for the year ended December 31, 2012:

Description	Year Ended December 31, 2012	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss
Acquired intangibles	$2,138	$—	$—	$2,138	$1,754
Goodwill	6,266	—	—	6,266	1,661

Total	$8,404	$—	$—	$8,404	$3,415

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

6. SHORT-TERM INVESTMENTS

Short-term investments consist primarily of various fixed-income financial products purchased from Chinese banks and trusts. The maturities of these financial products range from one month to less than one year, with interest rates ranging from 3.2% to 7.0%. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are equal to or less than one year. The repayment of most of the financial products is guaranteed by the Chinese banks from which the fixed income financial products were purchased. Historically, the Company has received the principal and accrued interest in full upon maturity of these investments.

The Company estimated that their fair value approximate their amortized costs considering their short term maturities and high credit quality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

7. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2012	2013
Raw materials	$13,955	$12,413
Work-in-progress	14,666	19,522
Finished goods	19,153	13,162

Total	$47,774	$45,097

For the years ended December 31, 2011, 2012 and 2013, inventories were written down by $2.2 million, $2.9 million and $0.4 million, respectively, to reflect the lower of cost or market.

8. LONG-TERM INVESTMENTS

Available-for-sale securities

Investments in available-for-sale securities represent investments in the common shares of three entities listed on NADSQ. The cost and fair value of the available-for-sale securities as of December 31, 2013 were as follows:

	Cost	Unrealized Gain	Fair Value
Agios Pharmaceuticals, Inc. (“Agios”)	$3,000	$2,320	$5,320
Foundation Medicine, Inc. (“FMI”)	1,000	1,635	2,635
Amicus Therapeutics, Inc. (“Amicus”)	3,978	527	4,505

Total	$7,978	$4,482	$12,460

The Company acquired the preferred shares of Agios for $3.0 million in November 2011 and accounted for them as a cost-method investment as of December 31, 2011 and 2012. The Company reclassified the investment to available-for-sale in July 2013, the effective date of Agios’s listing on the NASDAQ.

The Company acquired the preferred shares of FMI for $1.0 million in September 2012 and accounted for them as a cost-method investment as of December 31, 2012. The Company reclassified the investment to available-for-sale in September 2013, the effective date of FMI’s listing on the NASDAQ.

The Company acquired the preferred shares of Callidus Biopharma, Inc. (“Callidus”) for $1 million and $2.0 million in January 2012 and February 2013, respectively, and accounted for them as cost-method investments as of December 31, 2012. In November 2013, Callidus was acquired by Amicus. Prior to the acquisition, the Company received $0.2 million in dividends, which were accounted for as a reduction of the investment cost. In connection with the acquisition, the preferred shares of Callidus were exchanged for the common shares of Amicus. The Company recorded the fair value of Amicus’ common shares of $4.0 million as available-for-sale securities and recognized a gain of $1.2 million on the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

8. LONG-TERM INVESTMENTS - continued

Equity-method investment

The following table summarizes the Company’s direct ownership interests in equity-method investees:

	As of December 31,
	2012	2013
NICLC	40.0%	—
WuXi MedImmune	50.0%	50.0%
WuXiPRA (See Note 4)	—	51.0%
Adagene	—	15.8%
QB3	—	13.3%
PhageLux	—	20.0%

On November 16, 2011, the Company invested $0.002 million in Adagene Inc. (“Adagene”) to acquire 16.8% of its common stock and also purchased $1.3 million of convertible notes. This investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of Adagene, as the Company has one of the five board seats of Adagene. The Company recognized its share of the joint venture’s losses of $0 and $0.9 million incurred for the year ended December 31, 2012 and 2013, respectively.

On April 19, 2012, the Company invested $0.6 million in Nanjing Innovative Compound Library Center, Ltd. (“NICLC”), and obtained 40% of NICLC’s outstanding shares. This investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of NICLC. On October 10, 2013, the Company collected $0.7 million from the dissolution of NICLC.

On September 12, 2012, the Company and MedImmune, the global biologics arm of AstraZeneca, formed a joint venture, Soaring China Ltd. (“SCL”), to develop and commercialize MEDI5117, a novel biologic for autoimmune and inflammatory diseases, in China. In 2013 SCL changed its name to WuXi MedImmune Biopharmaceutical Co. Ltd (“WuXi MedImmune”). The Company invested $5.5 million and $0 in to WuXi MedImmune in 2012 and 2013, respectively. This investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of the joint venture. The Company recognized its share of the joint venture’s loss of $0.6 million and $2.7 million incurred for the years ended December 31, 2012 and 2013, respectively.

On December 17, 2012, the Company invested $0.5 million in QB3 lncubater Partners, L.P. (“QB3”), a Delaware Limited Partnership, and obtained 13.3% of the limited partnership’s interest. This investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of QB3. No gain or loss was recognized for the years ended December 31, 2012 and 2013.

On November 18, 2013, the Company entered an agreement to purchase the Seed Preferred Shares of Phagelux, Inc. an entity registered in the Cayman Islands, engaged in providing phage solutions for various bacterial problems. According to the agreements, the Company has agreed to invest up to $3.0 million by tranches subject to the achievement of certain milestones for up to 200,000 shares of Seed Preferred Shares or 60% of the total outstanding shares. The Company considered Phagelux, Inc. (“PhageLux”) as a joint venture and accounted the investment under equity method. As of December 31, 2013, the Company has invested US$0.5 million and no gain or loss was recognized for the year ended December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

8. LONG-TERM INVESTMENTS - continued

The following table summarizes the carrying amount of investments in equity-method investees:

	As of December 31,
	2012	2013
NICLC	637	—
WuXi MedImmune	4,858	2,117
WuXiPRA	—	1,284
Adagene	—	410
QB3	—	500
PhageLux	—	500

Total	5,495	4,811

Cost method investments

As of December 31, 2012 and 2013, the Company had invested $8.5 million and $4.5 million in certain technologies and life-sciences companies and industry funds. These investments were accounted for using the cost method since the Company does not have the ability to exert significant influence over the investees. As of December 31, 2013, there had been no identified events or changes in circumstances that had a significant adverse effect on the investments or other indicators of impairment.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2012	2013
Buildings	$73,261	$75,392
Vehicles	2,655	2,912
Fixtures and equipment	215,450	243,921
Building improvements	72,202	92,476

Total	363,568	414,701
Less: Accumulated depreciation	(140,402)	(183,380)

Subtotal	223,166	231,321
Construction in progress	41,215	47,933

Property, plant and equipment, net	$264,381	$279,254

Depreciation expense was $31.9 million, $39.1 million and $43.8 million for the years ended December 31, 2011, 2012 and 2013, respectively. There were no impairment charges for property, plant and equipment for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the Company did not have any pledged property, plant and equipment to secure banking facilities granted to the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

10. INTANGIBLE ASSETS, NET

As of December 31, 2012 and 2013, the Company had the following balances of amortizable intangible assets:

	As of December 31,
	2012	2013
Cost:
Customer relationships	$10,682	$9,640
Patents	359	359
Trade names	3,429	2,367
Non-compete agreements	535	77
Software	7,768	10,726

Total	$22,773	$23,169

Accumulated amortization:
Customer relationships	(9,443)	(9,343)
Patents	(96)	(152)
Trade names	(185)	(208)
Non-compete agreements	(315)	(33)
Software	(5,466)	(6,305)

Total	$(15,505)	$(16,041)

Intangible assets, net	$7,268	$7,128

The Company recorded amortization expense of $2.1 million, $2.5 million and $0.9 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Impairment charges for intangible assets of $0, $1.8 million and $0 were recorded for the years ended December 31, 2011, 2012 and 2013, respectively.

The following table presents the total estimated amortization expense for intangible assets for future years:

Year	Total
2014	946
2015	891
2016	805
2017	693
2018	545
Thereafter	3,248

Total	7,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

11. OTHER NON-CURRENT ASSETS

	As of December 31,
	2012	2013
Deposits on residential apartments for employees	$16,309	$—
Other	3,440	4,781

Total	$19,749	$4,781

During 2012, the Company paid a third-party real estate company to purchase the rights to 332 units of a residential apartment that the Company expected to make available for its employees to purchase. By 2013 the construction had been completed and most of units had been sold. As of December 31, 2013, the balance of $5.7 million was reclassified as other current assets and expected to be collected from the employees in 2014.

12. BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2012	2013
PRC
Short-term bank borrowings	$13,839	$18,356
Long-term debt	4,260	14,167

PRC subtotal	$18,099	$32,523

U.S.
Senior debt—borrowings under term note	1,646	1,437
Short-term bank borrowings	45,041	45,017

U.S. subtotal	$46,687	$46,454

Total	$64,786	$78,977

Maturity Analysis:
Short-term bank borrowings	$58,880	$63,373
Long-term debt, current portion	209	4,480

Sub-total, current portion	59,089	$67,853
Long-term debt, non-current portion	5,697	$11,124

Total	$64,786	$78,977

On January 28, 2010, the Company entered into a one-year revolving line of credit of $20.0 million. The interest rate for each drawdown was based on the London Interbank Offered Rate (“Libor”) for the corresponding period on the drawdown date plus 2.5%. The revolving line of credit facility requires the Company to meet certain ratios and to maintain the minimum tangible net worth, defined as total assets less goodwill, intangible assets and total liabilities, of $150 million. On January 24, 2011, the Company renewed the revolving line of credit for one year. According to the renewal agreement, the Company paid a management fee at the rate of 20 basis points per annum for the undrawn amount under the facility. On December 30, 2011, the Company renewed the revolving line of credit for one additional year and increased the amount to $25.0 million. The interest rate on each loan for each interest period is the higher of (i) Libor plus the aggregated applicable margin plus (ii) the bank’s cost of funds plus the aggregated applicable margin. As of December 31, 2012, the line of credit expired. The average interest rate for the borrowings under the facility was 3.21% for the year ended December 31, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. BORROWINGS - continued

On January 5, 2011, WASH entered into a revolving loan facility agreement under which it could borrow up to $7.5 million denominated in U.S. dollars, to be solely used for operations. The interest rate for each drawdown was based on Libor rates prevailing as of the period of drawdown plus 2.5%, or a market rate mutually agreed upon. On July 11, 2011, WASH entered into an amendment to increase the revolving loan facility to $12.5 million. As of December 31, 2012, the line of credit expired. The average interest rate for the borrowings under this facility was 4.06% for the year ended December 31, 2012.

On September 10, 2012, WASH, WABIO and WAWH jointly entered into a one-year revolving line of credit of $15.0 million. The interest rate of each drawdown was based on Libor for the corresponding period on the drawdown date plus 3.0%. On July 16, 2013, the Company renewed the revolving line of credit for one year and increased the amount to $40.0 million. As of December 31, 2013, WASH, WABIO and WAWH had drawn down $14.6 million and WASH had guaranteed Apptec’s line of credit through a standby letter of credit of $20.0 million. The average interest rates for borrowings under this facility were 2.37% and 2.42% for the years ended December 31, 2012 and 2013, respectively.

On September 12, 2012, WASH entered into a loan agreement of $4.3 million with the term of two years. The interest rate was based on three-month Libor plus 2.75% and is reset every three months based on the prevailing rate and payable quarterly. As of December 31, 2013, WASH had drawn down all borrowings under the loan agreement. The average interest rate for the borrowings was 3.30% for the year ended December 31, 2013.

On February 7, 2013, STA entered into a one-year revolving line of credit of $16.4 million, which is guaranteed by WASH. The interest rate for each drawdown is based on Libor rates prevailing as of the period of drawdown plus a market rate mutually agreed upon. As of December 31, 2013, STA had drawn down $10.9 million. The average interest rate for borrowings under this facility was 2.51% for the year ended December 31, 2013.

On February 13, 2003, AppTec entered into a term note with a principal amount of $3.8 million and a fixed interest rate of 4.0% payable in 180 consecutive monthly payments of principal and interest. As of December 31, 2013, the outstanding balance of the term note was $1.4 million.

On November 26, 2012, AppTec Holding entered into a one-year line of credit of $25.0 million. The interest rate is based on the one-month Eurodollar Rate plus 2.5% and is reset every month based on the prevailing rate. On November 25, 2013, the Company renewed the line of credit for one year. As of December 31, 2013, AppTec Holding had drawn down $25.0 million under this line of credit. The line of credit contains financial covenants that require the Company to meet certain ratios for debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and for interest coverage. In addition, the Company is required to maintain the minimum tangible net worth of $400 million and aggregate debt of the Company’s Chinese subsidiaries of less than $50 million. The Company was in compliance with the covenant as of December 31, 2013.

On November 30, 2012, AppTec Holding entered into a one-year promissory note of $20.0 million. The interest rate is based on the three-month Eurodollar Rate plus 2.5% and is reset every three months based on the prevailing rate. The line of credit contains financial covenants that require the Company to meet certain ratios for debt to earnings before interest, taxes, depreciation and amortization (““EBITDA”) and for interest coverage. In addition, the Company is required to maintain minimum tangible net worth of $400 million and aggregate debt of the Company’s Chinese subsidiaries of less than $50 million. The Company was in compliance with the covenant as of December 31, 2012. As of December 31, 2013, the line of credit had expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

12. BORROWINGS - continued

On November 29, 2013, AppTec entered into a one-year line of credit of $20.0 million. The interest rate for each drawdown is based on Libor rates prevailing as of the period of drawdown plus 1.25%. As of December 31, 2013, AppTec had drawn down $20.0 million. The line of credit is guaranteed by WASH through a standby letter of credit with a guarantee fee of $0.2 million.

The schedule of future payments of all borrowings as of December 31, 2013 is as follows:

2014	$67,852
2015	10,138
2016	243
2017	255
2018	267
Thereafter	222

Total	$78,977

13. CONVERTIBLE NOTES

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

The Company accrued interest at 12% per annum on the principal amount of the notes prior to the occurrence of the qualifying IPO. The Company reset accrued interest to 5% on August 9, 2007, the date of the qualifying IPO, and ceased to accrue interest subsequently. Based on the final IPO offering price, the conversion price was $1.575 per share and the notes were convertible into 26,024,002 ordinary shares.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

14. SHARE REPURCHASE PROGRAM

On March 8, 2012, the Board of Directors approved a share repurchase program enabling the Company to repurchase up to an aggregate of $30.0 million of its ADSs over 18 months. As of December 31, 2012, the Company had repurchased an aggregate of 2,138,993 ADSs, representing 17,111,944 ordinary shares, in the open market for total cash consideration of $30.0 million. In March 2013, the Board of Directors approved another share repurchase plan. Under this plan, the Company is authorized to repurchase up to $100 million of its American Depositary Shares, or ADSs, over the next 18-24 months. As of December 31, 2013, the Company had repurchased an aggregate of 61,285 ADSs, representing 490,280 ordinary shares, in the open market for total cash consideration of $1.2 million.

15. SHARE-BASED COMPENSATION EXPENSE

The Company measures share-based compensation as the grant date fair value of the award and recognizes this amount as an expense over the grant recipients’ requisite service period. The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2011	2012	2013
Share options	$100	$481	$256
Restricted stock units	11,373	13,833	17,619

Total share-based compensation expense	$11,473	$14,314	$17,875

On July 18, 2005, the Company, after consultation with the Board, granted 27,895,000 share options to management employees. Generally, the share options vested over three years, with 30% of the options becoming exercisable two years from the commencement date of the vesting period (the “Date”) and the remaining 70% becoming exercisable after three years from the Date. For certain employees, share options were fully vested on the grant date. As of December 31, 2013, 90,400 share options were outstanding that do not have a stated expiration date.

On June 1, 2006, the shareholders of the Company approved and reserved an aggregate of 74,044,450 ordinary shares for the issuance of options granted in 2005, 2006 and 2007. In 2006 and 2007, the Company granted an aggregate of 36,250,000 and 10,416,950 share options, respectively. These options generally vested in two to four years. None of these options were outstanding as of December 31, 2013.

On July 15, 2008, the Company adopted the 2007 Employee Share Incentive Plan (the “Plan”), which was approved by the Board of Directors. The Plan provides for the issuance of share-based awards such as share options and nonvested restricted stock units of 46,044,400 ordinary shares. On November 12, 2010, the Company’s shareholders approved an increase in the number of shares in share-based awards under the Plan to 82,044,400. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest in one to five years. The maximum term of each share option expires ten years from the grant date. As of December 31, 2013, the Company had granted 16,033,138 share options and 52,880,160 nonvested restricted stock units under the Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

15. SHARE-BASED COMPENSATION EXPENSE - continued

Share options

The fair value of each share option awarded is estimated on the date of grant using the Black-Scholes option pricing model with the following significant assumptions:

	2011	2012	2013
Risk-free interest rate	1.53 - 2.90%	0.93%	N/A
Expected life (in years)	6.00	6.00	N/A
Expected volatility	42.2 - 42.8%	44.3%	N/A
Expected dividends	—	—	N/A

The weighted-average grant-date fair value of options granted for the years ended December 31, 2011 and 2012 was $0.93 and $0.79, respectively. There was no option grant in 2013.

The measure of expected volatility is based on the average historical volatility of the Company’s stock and that of comparable companies over a time period commensurate with the expected life of the options. The Company uses available data to estimate the timing of option exercises and employee terminations within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury note yield.

The following summarizes the Company’s share option activity as of and for the year ended December 31, 2013:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2013	5,336,808	$1.79	7.06 years	$1,878
Granted	—
Forfeited	(21,200)	$2.02
Exercised	(2,872,112)	$1.72

Outstanding at December 31, 2013	2,443,496	$2.18	6.29 years	$6,389

Vested or expected to vest at December 31, 2013	2,441,052	$2.18	6.21 years	$6,383

Exercisable at December 31, 2013	1,587,280	$2.91	4.91 years	$4,623

The calculation of the weighted-average remaining contractual term above does not include 166,400 options granted on July 18, 2005, which do not have a stated expiration date.

The number of options exercised during 2011, 2012 and 2013 totaled 3,751,360, 1,752,184 and 2,872,112 and had an aggregate intrinsic value of $5.8 million, $1.9 million and $3.0 million, respectively.

As of December 31, 2013, there was $0.1 million of total unrecognized compensation expense related to unvested share options granted under the Plan, which is expected to be recognized over a weighted-average period of 0.95 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

15. SHARE-BASED COMPENSATION EXPENSE - continued

Nonvested Restricted Stock Units

The fair value of each nonvested restricted stock unit that vests solely on the basis of a service condition is based on the fair market value of the underlying ordinary shares on the date of grant.

In December 2012, the Company issued nonvested restricted stock units to the chief executive officer that will vest in three years and will become exercisable if the average price of the Company’s stock equals or exceeds a certain price threshold during a previously defined period of time. To the extent that the market condition is not met, the nonvested restricted stock units will terminate. The Company estimated the grant-date fair value using a Monte Carlo simulation with the following assumptions:

2012
Risk-free interest rate	0.14 - 0.24%
Expected volatility	36.91%
Expected dividends	—

In 2013, the Company modified the vesting schedule from vesting over three years to vesting at the end of the third year. No incremental cost was incurred in connection with this modification.

A summary of nonvested restricted stock unit activity under the Plan for the year ended December 31, 2013, is presented below:

Nonvested Restricted Stock Units	Number of Nonvested Restricted Stock Units	Weighted Average Grant-Date Fair Value
Nonvested restricted stock units at January 1, 2013	19,472,440	$1.66
Granted	9,084,424	$2.55
Forfeited	(1,525,776)	$1.82
Vested	(8,768,000)	$1.75

Nonvested restricted stock units at December 31, 2013	18,263,088	$2.91

As of December 31, 2013, there was $16.4 million of total unrecognized compensation expense related to nonvested restricted stock units under the plan, which is expected to be recognized over a weighted-average period of 2.35 years.

The total fair value of nonvested restricted stock units vested in 2011, 2012 and 2013 was $9.8 million, $9.0 million and $15.3 million, respectively.

On March 6, 2013, the company granted restricted stock units to employees with a five-year vesting term, to vest 20% in each of the next five years. As a reward for the Company’s performance of 2013, the Board of Directors approved acceleration of this vesting term, of the share options and restricted stock units granted on March 6, 2013 with original vesting term of five years. 40% of restricted stock units were vested on December 31, 2013 which would have vested over the following two years of the stated vesting commencement date under the original vesting term. Accordingly the compensation expenses of $1.7 million were recognized for the year ended December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Hong Kong Taxation

Certain of the Company’s subsidiaries, including Shanghai AppTec (HK) Ltd., Wuxi AppTec (HK) Ltd. and STAHK, are incorporated in Hong Kong and were subject to Hong Kong profit tax at a rate of 16.5% in 2013.

PRC Taxation

Under the PRC’s Unified Enterprise Income Tax Law (“EIT Law”), Foreign-Invested Enterprises (“FIEs”) and domestic companies are subject to a uniform tax rate of 25% effective from January 1, 2008. The EIT Law provides a five-year transition period from its effective date for those enterprises that were established before the promulgation of the new tax law and that were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In addition, according to the EIT Law, entities that qualify as High and New Technology Enterprises (“HNTEs”) supported by the PRC government benefit from a tax rate of 15% compared to the uniform tax rate of 25%.

WXAT is an FIE engaged in manufacturing, with a business term of over ten years, and this subsidiary is registered in the Wuxi Taihu National Tourist Resort Zone. Effective January 1, 2008, it is entitled to enjoy a 15% preferential tax rate as an HNTE. In December 2011, WXAT successfully renewed its certificate as an HNTE. The Shanghai branch of WXAT, located in the Shanghai Waigaoqiao Free Trade Zone, is subject to the same income tax rate as WXAT.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

16. INCOME TAXES - continued

PRC Taxation - continued

WASH, a manufacturing FIE located in the Shanghai Waigaoqiao Free Trade Zone, began its transition periods in accordance with the EIT Law, resulting in income tax rates of 9%, 10%, and 11% for the years ended December 31, 2008, 2009 and 2010, respectively. In 2008, WASH was recognized as an HNTE and successfully renewed its certificate as an HNTE in 2011, thereby becoming eligible to enjoy a preferential tax rate of 15% from 2008 to 2013. WASH applied the transition period tax rate in 2010 and started to enjoy the preferential tax rate of 15% as an HNTE for 2011, 2012 and 2013.

STA, WATJ and WASZ, which are located in Shanghai, Tianjin and Suzhou, respectively, are entitled to the two-year exemption and three-year 50% reduction (“2+3 tax holiday”) under the old Foreign Enterprise Income Tax Law (“FEIT”), and started to kick off “2+3 tax holiday” in 2008. As such, these three subsidiaries were subject to income tax rates of 0%, 0%, 12.5%, 12.5% and 12.5% for 2008, 2009, 2010, 2011 and 2012, respectively. In 2008, these three companies were recognized as HNTEs and successfully renewed certificates as HNTEs in 2011, making them eligible to enjoy a 15% preferential tax rate as HNTEs from 2008 to 2013. However, according to the relevant transitional rule of the EIT Law, the companies could only elect to apply one favorable preferential tax treatment, which resulted in the applicable EIT rate of 12.5% for 2011 and 2012, and the companies started to enjoy the preferential tax rate of 15% as an HNTE for 2013.

STA R&D, which is located in Shanghai, is entitled to the two-year exemption and three-year 50% reduction (“2+3 tax holiday”) under the old Foreign Enterprise Income Tax Law (“FEIT”), which began in 2011. As such, STA R&D was and will be subject to income tax rates of 0%, 0%, 12.5%, 12.5% and 12.5% for 2011, 2012, 2013, 2014 and 2015, respectively.

WAWH, located in Wuhan, was incorporated in November 2010, Abgent Suzhou, located in Suzhou, was acquired in October 2011. In 2012, they two were qualified as HNTEs, thereby becoming eligible to enjoy a preferential tax rate of 15% from 2012 to 2014. WXBIO, located in Wuxi, was incorporated in May 2010, was qualified as an NHTE for the year ended December 31, 2012, and enjoyed and will enjoy the preferential tax rate of 15% from 2013 to 2015.

Other subsidiaries incorporated in the PRC are subjected to the uniform tax rate of 25% for the years ended December 31, 2012, 2013 and thereafter.

United States Taxation

WuXi AppTec Holding Company, Inc. and WuXi AppTec, Inc. are registered in Delaware. Chemdepo, which was acquired in March 2011, is registered in California. Abgent, Inc., which was acquired in October 2011, is registered in California. They are subject to a U.S. federal corporate marginal income tax rate of 34%. Their subsidiaries operate in several states and are subject to state tax rates ranging from approximately 5% to 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

16. INCOME TAXES - continued

Provision for Income Taxes

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2011	2012	2013
Current tax expense:
PRC	$14,108	$14,616	$17,054
United States	117	96	1,650
Other	89	57	(174)
Deferred tax expense:
PRC	(1,292)	(1,379)	1,317
United States	3,586	4,002	3,661
Other	(2)	1	(44)

Income tax expense	$16,606	$17,393	$23,464

The principal components of the deferred income tax assets / liabilities are as follows:

	As of December 31,
	2012	2013
Current deferred tax assets:
Bad debt provision	$185	222
Inventory write down	644	1
Prepaid expenses and accruals	116	52
Bonus accrual	2,213	2,935
Net operating loss	4,545	1,142
Other	1,352	1,646
Less: valuation allowance	—	(9)

Subtotal	$9,055	$5,989
Noncurrent deferred tax assets:
Net operating loss carryforwards	2,805	595
Other	232	235
Less: valuation allowance	—	(579)

Subtotal	$3,037	$251

Total deferred tax assets	$12,092	$6,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

16. INCOME TAXES - continued

Provision for Income Taxes - continued

	As of December 31,
	2012	2013
Current deferred tax liabilities:
Unrealized foreign exchange gains and losses	$64	$329
Others	688	(17)

Subtotal	$752	$312

Noncurrent deferred tax liabilities:
Intangible asset basis difference	2,707	1,579
Others	1,447	1,828
Subtotal	$4,154	$3,407

Total deferred tax liabilities	$4,906	$3,719

A reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year Ended December 31,
	2011	2012	2013
PRC enterprise income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in other jurisdictions	3.3%	3.4%	1.8%
Expenses not deductible for tax purposes:
Entertainment expenses	0.2%	0.2%	0.1%
Investment income under equity method	—	—	0.8%
Welfare expenses	—	—	0.1%
Goodwill impairment	—	0.4%	0.0%
Decrease of unrecognized tax benefit	—	(0.7)%	0.0%
Valuation allowance impact	—	—	0.4%
Other expenses	0.1%	(0.7)%	0.4%
Tax exemption and tax relief:
Reduced tax rate for tax holiday	(2.2)%	(2.2)%	(1.6)%
Reduced tax rate for HNTEs	(8.2)%	(7.7)%	(8.7)%
Deferred tax effect due to tax rate change	(1.1)%	(0.3)%	0.6%
Tax true-up	(0.1)%	(0.7)%	(1.9)%
Effective tax rate	17.0%	16.7%	17.0%

The Company determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit, based solely on the technical merits of the position. As of December 31, 2011, the Company had recorded uncertain tax benefits of approximately $1.8 million, mainly associated with inventory obsolescence and interest on intercompany loans. During 2012, the Company entered into a settlement with the relevant tax authorities that resolved the tax benefits associated with acquisition of Abgent, and as a result approximately $1.1 million was reclassified as a deferred tax liability. In addition, uncertain tax positions of approximately $0.7 million relating to interest expense on an intercompany loan were effectively settled due to the lapse of the statute of limitations. As of December 31, 2012, the balance of uncertain tax benefits was zero and no movements during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

16. INCOME TAXES - continued

As of December 31, 2013, the Company’s PRC subsidiaries had approximately $480.5 million of undistributed earnings, which were considered to be indefinitely reinvested, and accordingly, no provision for income taxes has been provided thereon. Upon distribution of those earnings generated after January 1, 2008 in the form of dividends or otherwise, the Company would be subject to a 10% withholding tax. Distributions of earnings generated before January 1, 2008, are exempt from PRC dividend withholding tax.

As of December 31, 2013, the Company’s PRC subsidiaries had a combined net operating loss carryforward of $6.8 million, which will expire between 2014 and 2018, if not used.

As of December 31, 2013, the Company’s U.S. subsidiaries had state gross operating loss carryforwards of $2.7 million, which expire between 2024 and 2032.

For the years ended December 31, 2013, a valuation allowance of $0.6 million was provided. The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance. In the case of a transfer pricing adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2008 through 2013 on non-transfer-pricing matters, and from the inception of the Company through 2013 on transfer-pricing matters.

The Company’s U.S. subsidiaries’ federal income tax returns are subject to examination for 2010 and subsequent years. State income tax returns are generally subject to examination for a period of three to four years after a return is filed.

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2011	2012	2013
Aggregate amount:	$2,093	$2,361	$3,382
Per share effect—basic	0.00	0.00	0.01
Per share effect—diluted	0.00	0.00	0.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

17. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2011	2012	2013
Income attributable to holders of ordinary shares—basic and diluted	80,979	86,584	114,567

Weighted-average ordinary shares outstanding used in computing basic earnings per share	567,076,049	568,366,612	567,316,438
Plus: Shares attributable to convertible notes, if converted	22,771,002	2,488,636	—
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stock units	13,670,825	11,523,501	14,707,163

Shares used in calculating diluted earnings per share	603,517,876	582,378,749	582,023,601

Basic earnings per share	$0.14	$0.15	$0.20

Diluted earnings per share	$0.13	$0.15	$0.20

For the years ended December 31, 2011, 2012 and 2013, the following outstanding securities were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive:

	Year Ended December 31,
	2011	2012	2013
Share options and nonvested restricted stock units granted	4,335,607	3,803,339	150,000

18. DISTRIBUTION OF PROFITS

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

18. DISTRIBUTION OF PROFITS - continued

The general reserve is used to offset future extraordinary losses. Upon a resolution passed by the shareholders and approval by the original approval authority, the subsidiaries may convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserves by the Company’s PRC subsidiaries totaled $30.2 million, $31.6 million and $39.5 million as of December 31, 2011, 2012 and 2013, respectively. Accordingly, these amounts are not available for distribution to the Company.

As a result of these PRC laws and regulations, the Company is restricted in its ability to transfer the registered net assets to the Company in the form of dividends, loans or advances. The restricted portion amounted to $199.3 million as of December 31, 2013.

19. EMPLOYEE RETIREMENT BENEFIT PLAN

As stipulated under the rules and regulations in the PRC, the Company’s PRC subsidiaries are required to contribute a certain percentage of payroll costs of its employees to state-managed retirement plans operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $7.8 million, $11.2 million and $14.6 million for the years ended December 31, 2011, 2012 and 2013, respectively.

The Company maintains a 401(k) retirement savings plan (the Plan) whereby employees may elect to defer a portion of their salary and contribute the deferred portion to the Plan. The Plan covers substantially all United States employees of the Company. The Company contributes an amount equal to 30% of the amount contributed by each employee, up to 1.8% of their base compensation. The Company’s matching contributions immediately vest. The Company’s contributions, including administrative fees, were approximately $0.3 million, $0.4 million and $0.4 million for the years ended December 31, 2011, 2012 and 2013, respectively.

20. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC and the United States. Rental expenses were $9.7 million, $10.5 million and $11.0 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2013 are as follows:

Year Ending December 31,	Minimum Lease Payment
2014	$9,958
2015	8,739
2016	8,612
2017	7,547
2018 and thereafter	14,700

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

20. COMMITMENTS AND CONTINGENCIES - continued

b) Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to uncertainties, and it is possible that as these matters arise some may be decided unfavorably for the Company. As of December 31, 2013, the Company does not have any claims or legal proceedings that are expected to have a significant impact on its business or operations.

The Company issues indemnifications for intellectual property compliance and warranties on the manufacture of APIs in certain instances in the ordinary course of business with its customers. Historically, the Company has incurred no costs to settle claims related to these indemnifications and warranties.

c) Capital commitments

As of December 31, 2013, the Company had capital commitments of $28.6 million relating to new construction projects and laboratory facility improvements in the PRC. Capital commitments of $27.4 million are expected to be incurred in 2014, and the remaining $ 1.2 million is expected to be incurred in 2015. As of December 31, 2013, the Company also has a capital contribution commitment of $17.5 million related to the investment in WuXi MedImmune, of which $5.75 million and $11.75 million will be due in 2014 and 2016, respectively. As of December 31, 2013, the Company has a capital contribution commitment of $11.1 million related to long-term investments, of which $2.0 million will be due in 2014, $3.3 million will be due contingent upon reaching certain milestones and $5.8 million will be due on demand.

21. CONCENTRATION OF CREDIT RISK

The Company’s customers include pharmaceutical, biotechnology and medical device companies. In the majority of circumstances, the Company has agreements in force with these customers that provide for continued involvement in current research projects. However, it is possible that the Company will have no further association with any of these customers once the current projects conclude.

The following table summarizes customers that contributed greater than 10% of net revenues:

Name of Customer	Year Ended December 31,
	2011	2012	2013
Customer A	15.3%	16.2%	11.4%
Customer B	10.7%	*	*

*	Less than 10%

The following table summarizes customers with greater than 10% of outstanding accounts receivable:

Name of Customer	Year Ended December 31,
	2011	2012	2013
Customer A	*	15.9%	10.1%

*	Less than 10%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

22. SEGMENT REPORTING

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

In the first quarter of 2012, the Company implemented a change in the reporting of Process Chemistry revenues, including them in Manufacturing Services, while they were previously recorded in Laboratory Services. Process Chemistry develops processes for making APIs and is more closely related to Manufacturing Services. These revenues amounted to $20.4 million and cost of revenues amounted to $12.7 million for fiscal year 2011. These amounts were included in Laboratory Services in previous periods and have been reclassified in the accompanying financial statements to conform to current-year classification. This change had no effect on the reported amounts of total revenues, gross margin, net income or cash flow from operations for any period presented.

The following table summarizes the selected revenue and expense information for each reportable segment:

Years Ended December 31:
2011	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$311,638	$95,539	$407,177
Cost of revenues	(184,882)	(65,851)	(250,733)

Gross profit	$126,756	$29,688	$156,444

2012	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$382,890	117,022	$499,912
Cost of revenues	(235,148)	(81,526)	(316,674)

Gross profit	$147,742	35,496	$183,238

2013	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$430,853	147,229	$578,082
Cost of revenues	(264,370)	(102,148)	(366,518)

Gross profit	$166,483	45,081	$211,564

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

22. SEGMENT REPORTING - continued

The following table summarizes the Company’s revenues by geographic region determined according to the location of customers:

	Year Ended December 31,
	2011	2012	2013
United States	$271,346	$328,301	$373,979
Europe	44,730	82,531	78,775
Other countries	91,383	89,508	126,337

Gross revenues	$407,459	$500,340	$579,091
Sales tax	(282)	(428)	(1,009)

Net revenues	$407,177	$499,912	$578,082

The following table summarizes the Company’s net revenues generated by business line:

	Year Ended December 31,
	2011	2012	2013
Chemistry and Discovery	$158,763	$179,224	$194,836
Development Services	10,196	25,559	36,487
Testing	62,387	88,461	107,356
U.S.-Based Laboratory Services	80,292	89,646	92,174
Manufacturing	95,539	117,022	147,229

Net revenues	$407,177	$499,912	$578,082

The following table summarizes the Company’s long-lived assets by geographic region determined according to the location of the assets:

	December 31,
	2012	2013
PRC	$246,816	$262,679
United States	17,565	16,575

Total	$264,381	$279,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

23. RELATED PARTY TRANSACTIONS

Beginning January 1, 2005, the Company entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd. (“Shanghai Lechen”) for exporting advanced intermediates and APIs. Shanghai Lechen is owned by the parents of Dr. Ning Zhao, Lead Advisor of Analytical Services, Corporate Head of Human Resources, a director of the Company. Agency service fees paid to Shanghai Lechen by the Company for the years ended December 31, 2011, 2012 and 2013 were $0.1 million, $0.1 million and $0.1 million, respectively..

The Company provides R&D service for WuXiMedImmune. WuXiPRA provides the Company clinical research service. R&D revenue and a clinical research fee for the years ended December 31, 2013, was $4.2 million and $0.04 million for WuXiMedImmune and WuXiPRA, respectively.

On April 12, 2013, WASH and WuXiPRA entered into a loan agreement in the amount of $1.2 million. WuXiPRA repaid $0.2 million in July 2013. The amount due is unsecured and interest-free.

As of December 31, 2012 and 2013, significant balances with related parties were as follows:

	December 31,
	2012	2013
Due from related parties:
WuXi MedImmune:	$—	$123
WuXiPRA:	—	1,045

Total	$—	$1,168

Due to a related party:
WuXiPRA:	—	218

Total	$—	$218

24. SUBSEQUENT EVENTS

From Jan 1, 2014 through April 4, 2014, the Company had repurchased an aggregate of 1,074,062 ADSs, representing 8,592,496 ordinary shares, in the open market for total consideration of $39.4 million.

In March 2013, the Company entered into an uncommitted loan facility of $30 million. The interest rate of each drawdown will be 2% per annum over LIBOR or market rate mutually agreed by the bank and the Company on the drawn down date. The Company has drawn down $20 million and $10 million in March 2014 and April 2014, respectively.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

BALANCE SHEETS

	December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	1,539	5,246
Restricted cash	—	2,837
Dividends receivable	5,774	5,953
Other current assets	2,357	10,897

Total current assets	9,670	24,933

Non-current assets:
Investment in subsidiaries	568,879	711,157
Other non-current assets	41	—

Total assets	578,590	736,090

Liabilities and equity
Current liabilities:
Accrued liabilities	311	302
Other tax payable	43	239
Other current liabilities	13	800

Total current liabilities	367	1,341

Total liabilities	367	1,341

Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2012 and 2013; 570,489,352 and 572,270,834 issued and outstanding as of December 31, 2012 and 2013, respectively)	11,222	11,445
Additional paid-in capital	331,715	353,173
Accumulated deficit	188,604	303,171
Accumulated other comprehensive income	46,682	66,960

Total equity	578,223	734,749

Total liabilities and equity	578,590	736,090

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2011	2012	2013
Operating expenses:
Selling and marketing expenses	—	—	(730)
General and administrative expenses(1)	(11,473)	(14,441)	(15,150)

Operating loss	(11,473)	(14,441)	(16,240)
Equity in earnings of subsidiaries	90,212	96,284	117,339
Other income, net	2,685	4,947	13,862
Interest expense	(445)	(985)	(405)
Interest income	—	9	11

Income before income taxes	80,979	85,814	114,567
Income tax expense	—	770	—

Net income	80,979	86,584	114,567

Other comprehensive income: Equity in other comprehensive income of unconsolidated subsidiaries	18,807	1,358	15,795
Unrealized gains on available-for-sale securities	—	—	4,482

Comprehensive income	99,786	87,942	134,844

Note(1):	General and administrative expenses include $3.5 million, $3.7 million and $3.7 million of share-based compensation expense for the years ended December 31, 2011, 2012 and 2013, respectively. These amounts have been classified as cost of revenues in the consolidated statements of comprehensive income for WuXi PharmaTech (Cayman) Inc.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total’ Equity
	Shares	Amount
Balance as of January 1, 2011	560,972,080	11,219	332,913	22,180	26,518	392,830
Issuance of ordinary shares pursuant to share option plan	9,517,272	191	1,446	—	—	1,637
Share-based compensation expense	—	—	11,473	—	—	11,473
Currency translation adjustment	—	—	—	—	18,807	18,807
Net income	—	—	—	80,979	—	80,979

Balance as of December 31, 2011	570,489,352	11,410	345,832	103,159	45,325	505,726
Issuance of ordinary shares pursuant to share option plan	7,743,594	155	1,225	—	—	1,380
Share-based compensation expense	—	—	14,314	—	—	14,314
Conversion of convertible bond	22,771,021	455	35,409	—	—	35,864
Repurchase of ordinary shares issued for convertible notes	(22,771,021)	(455)	(35,409)	(1,139)	—	(37,003)
Repurchase of ordinary shares	(17,111,944)	(343)	(29,657)	—	—	(30,000)
Currency translation adjustment	—	—	—	—	1,358	1,358
Net income	—	—	—	86,584	—	86,584

Balance as of December 31, 2012	561,121,002	11,222	331,714	188,604	46,683	578,223
Issuance of ordinary shares pursuant to share option plan	11,640,112	233	4,717	—	—	4,950
Share-based compensation expense	—	—	17,895	—	—	17,895
Repurchase of ordinary shares	(490,280)	(10)	(1,153)			(1,163)
Currency translation adjustment	—	—	—	—	15,795	15,795
Unrealized gains on available-for-sale securities	—	—	—	—	4,482	4,482
Net income	—	—	—	114,567	—	114,567

Balance as of December 31, 2013	572,270,834	11,445	353,173	303,171	66,960	734,749

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF CASH FLOW

	Year Ended December 31,
	2011	2012	2013
Operating activities:
Net income	80,979	86,584	114,567
Adjustment to reconcile net income to net cash used in operating activities:
Share-based compensation	10,227	13,329	15,513
Equity in earnings of subsidiaries	(90,212)	(96,284)	(117,338)
Loss (gain) on forward contracts marked to market	1,199	(2,460)	(7,722)
Changes in assets and liabilities:
Other current assets	(163)	210	(34)
Other non-current assets	74	74	42
Other current liabilities	—	(770)	—
Other taxes payable	59	(243)	196
Accrued liabilities	(269)	(183)	(9)

Net cash provided by operating activities	1,894	257	5,215

Investing activities:
Long-term investments in subsidiaries	(32,012)	(11,275)	(9,067)
Dividends received from subsidiaries	5,000	43,183	—
Increase of restricted cash related to share repurchases	—	—	(2,837)
Intercompany loan received from subsidiaries	—	53,016	6,610

Net cash provided by (used in) investing activities	(27,012)	84,924	(5,294)

Financing activities:
Repayment of short-term bank borrowings	—	(20,000)	—
Proceeds from short-term bank borrowings	20,000	—	—
Proceeds from exercise of share options	1,637	1,381	4,949
Repurchase of ordinary shares issued for convertible notes	—	(37,003)	—
Repurchase of ordinary shares	—	(30,000)	(1,163)

Net cash provided by (used in) financing activities	21,637	(85,622)	3,786

Net increase (decrease) in cash and cash equivalents	(3,481)	(441)	3,707
Cash and cash equivalents at beginning of year	5,461	1,980	1,539

Cash and cash equivalents at end of year	1,980	1,539	5,246

Non-cash investing and financing activities:
Dividends declared by subsidiaries but not received	40,634	—	—

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS —(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

4) As of December 31, 2011, 2012 and 2013, there were no material contingencies, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statement.

5) For the year ended December 31, 2011, $31.1 million and $13.8 million in dividends were declared payable to the Company by WXAT and WASH, respectively, and $5.0 million in cash dividends were paid to the Company by WXAT. For the year ended December 31, 2012, $25.3 million and $17.9 million in cash dividends were paid to the Company by WXAT and WASH, respectively.

* * * * *