Form 20-F
period 2014-12-31
WuXi PharmaTech (Cayman) Inc.
filed 2015-04-15
CIK 1403132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 561,159,373 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

WuXi PharmaTech (Cayman) Inc.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“we,” “us,” “our company” and “our” refer to WuXi PharmaTech (Cayman) Inc., or WuXi, and its consolidated subsidiaries. These terms are also used to refer to our unconsolidated joint ventures: (1) WuXi PRA Clinical Research (Shanghai) Co., Ltd., or WuXiPRA, and its wholly owned subsidiary Jiecheng Med-Tech Development Co., Ltd., or Jiecheng, formed with an affiliate of PRA International, Inc., or PRA, in connection with our clinical services business, and (2) WuXi MedImmune Biopharmaceutical Co. Ltd., or WuXi MedImmune, formed with MedImmune, the global biologics arms of AstraZeneca, in connection with the development of a novel antibody drug. The abbreviations we use to refer to our consolidated subsidiaries are listed in Exhibit 8.1, “List of Subsidiaries,” in this annual report on Form 20-F.

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	all references to “Renminbi,” or “RMB,” are to the legal currency of China; all references to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States;

•	“ordinary shares” refers to our ordinary shares, par value $0.02 per share;

•	“ADSs” refers to our American depositary shares, each of which represents eight ordinary shares;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014, our audited consolidated balance sheets as of December 31, 2013 and 2014 and our audited consolidated statements of cash flows for the years ended December 31, 2012, 2013 and 2014.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or similar expressions. The forward-looking statements included in this annual report on Form 20-F relate to, among other things:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the effects of exchange rate fluctuations between the RMB and the U.S. dollar;

•	the effects of labor cost inflation in China;

•	research and development, or R&D, spending by the pharmaceutical, biotechnology and medical device industries;

•	pharmaceutical, biotechnology and medical device R&D outsourcing trends in China and internationally;

•	competition in the pharmaceutical, biotechnology and medical device R&D outsourcing industry;

•	the effects of global macroeconomic conditions on our business, financial condition and results of operations;

•	our expectations regarding market acceptance of, or demand for, our services, including realization of order backlogs;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to successfully grow our new businesses;

•	our ability to protect our customers’ intellectual property and other confidential information; and

•	governmental policies and regulations in China and the United States relating to the pharmaceutical, biotechnology and medical device industries and R&D outsourcing industry.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors could cause our actual results to be materially different from our expectations. See Item 3.D, “Key Information — Risk Factors,” and elsewhere in this annual report on Form 20-F.

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

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected data from our consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014, and the selected data from our consolidated balance sheet as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. The following selected data from our consolidated statements of comprehensive income for the years ended December 31, 2010 and 2011, and the selected data from our consolidated balance sheet as of December 31, 2010, 2011 and 2012, were derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in millions of U.S. dollars, except share data)
WuXi Consolidated Statement of Comprehensive Income
Net revenues(1)
Laboratory Services	$278.9	$311.7	$382.9	$430.9	$492.0
Manufacturing Services	55.2	95.5	117.0	147.2	182.3

Total	334.1	407.2	499.9	578.1	674.3

Cost of revenues(1)
Laboratory Services	(166.5)	(184.9)	(235.1)	(264.4)	(298.6)
Manufacturing Services	(40.0)	(65.9)	(81.6)	(102.1)	(124.0)

Total	(206.5)	(250.8)	(316.7)	(366.5)	(422.6)

Gross profit	127.6	156.4	183.2	211.6	251.7

Operating expenses:
Selling and marketing expenses	(9.1)	(10.3)	(15.4)	(16.5)	(22.1)
General and administrative expenses	(46.6)	(56.9)	(70.3)	(78.9)	(104.7)
Research and development expenses	(0.4)	(5.4)	(8.1)	(11.0)	(21.2)
Revaluation of contingent consideration	—	—	3.4	—	—
Impairment charges for goodwill and intangible assets	—	—	(3.4)	—	—

Total	(56.1)	(72.6)	(93.8)	(106.4)	(148.0)

Operating income(2)	71.5	83.8	89.4	105.2	103.7

Other income, net	28.4	8.5	9.2	27.3	3.5
Investment income (loss)	—	—	(0.6)	(4.0)	12.7
Interest expense	(0.4)	(0.8)	(1.7)	(2.0)	(2.6)
Interest income	1.5	6.1	7.7	11.5	19.3

Income before income taxes	101.0	97.6	104.0	138.0	136.6
Income tax expense	(10.2)	(16.6)	(17.4)	(23.4)	(24.4)

Net income	$90.8	$81.0	$86.6	$114.6	$112.2

Other comprehensive income:
Currency translation adjustments	9.4	18.8	1.3	15.8	(12.0)
Unrealized gains on available-for-sale securities	—	—	—	4.5	2.5
Cash flow hedge, net of tax	—	—	—	—	(1.5)

Comprehensive income	$100.2	$99.8	$87.9	$134.9	$101.2

Basic earnings per share	$0.16	$0.14	$0.15	$0.20	$0.20

Diluted earnings per share	$0.15	$0.13	$0.15	$0.20	$0.19

Dividends declared per ordinary share	—	—	—	—	—

(1)	In the first quarter of fiscal 2012, we implemented a change in the reporting of Process Chemistry revenues, including them in Manufacturing Services, while they had previously been recorded in Laboratory Services. Process Chemistry revenues were $15.9 million and $20.4 million and cost of revenues was $8.6 million and $12.7 million for years ended December 31, 2010 and 2011, respectively.
(2)	Includes share-based compensation charges of $10.1 million, $11.5 million, $14.3 million, $17.9 million and $23.0 million in 2010, 2011, 2012, 2013 and 2014, respectively, allocated as follows:

	Year Ended December 31,
	2010	2011	2012	2013	2014
		(in millions of U.S. dollars)
Cost of revenues	$3.7	$3.8	$3.9	$5.2	$5.9
Selling and marketing expenses	0.1	*	0.2	0.2	0.4
General and administrative expenses	6.3	7.7	10.2	12.5	16.7

*	Less than $0.05 million

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in millions of U.S. dollars)
WuXi Consolidated Balance Sheet Data
Cash and cash equivalents	$115.4	$71.4	$54.1	$88.9	$211.5
Total current assets	244.9	335.1	396.0	599.0	683.7
Property, plant and equipment, net	205.5	245.7	264.4	279.3	351.7
Total assets	498.1	663.9	742.5	948.9	1,181.6
Short-term bank borrowings, including current portion of long-term debt	0.3	28.7	59.1	67.9	199.7
Convertible notes	—	35.9	—	—	—
Total current liabilities	59.6	142.8	147.4	194.1	373.8
Long-term debt, excluding current portion	1.9	1.6	5.7	11.1	14.0
Convertible notes	35.9	—	—	—	—
Total liabilities	105.3	158.1	164.3	214.1	403.8
Total equity	392.8	505.8	578.2	734.8	777.8
Total liabilities and equity	498.1	663.9	742.5	948.9	1,181.6

Exchange Rate Information

In 2014, we recorded approximately 81% of our net revenues in U.S. dollars, while we paid a large majority of our expenses in Renminbi. We use U.S. dollars as our reporting currency in our financial statements and in this annual report on Form 20-F. We translate monetary assets and liabilities denominated in Renminbi into U.S. dollars at the rates of exchange as of the respective balance sheet dates. We translate equity accounts at historical exchange rates. We translate revenues, expenses, gains and losses prior to April 1, 2014, using the average rate for the year as published by the People’s Bank of China, and we translate revenues, expenses, gains and losses after April 1, 2014, using the spot exchange rate released by Federal Reserve Board. We report translation adjustments as cumulative translation adjustments and show them as separate components of other comprehensive income. In other parts of this annual report, any Renminbi-denominated amounts are accompanied by translations. We record Renminbi transactions at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translation from Renminbi into U.S. dollars and from U.S. dollars into Renminbi were made at a rate of RMB 6.2046 to $1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi at any particular rate. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign-exchange losses and to adversely impact our profitability.” On April 3, 2015, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.1930 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report on Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period- End	Average(1)	Low	High
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.0930	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October 2014	6.1124	6.1251	6.1385	6.1107
November 2014	6.1429	6.1249	6.1515	6.1117
December 2014	6.2046	6.1886	6.2256	6.1490
January 2015	6.2495	6.2181	6.2535	6.1870
February 2015	6.2695	6.2518	6.2695	6.2399
March 2015	6.1990	6.2386	6.2741	6.1955
April 2015 (through April 3, 2015)	6.1930	6.1958	6.1976	6.1930

Source: Exchange rates supplied by the H.10 Statistical Release of the Federal Reserve Board

(1)	Annual averages are calculated using month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our ability to continue to grow revenues and profit depends on our retaining existing customers and gaining new customers.

We generate most of our revenues from sales to customers headquartered in the United States and Europe, and our future revenue growth depends, in part, on our ability to expand our customer base globally. Our top ten customers accounted for 38.0% of our total 2014 net revenues compared to 48.0% of our total net revenues in 2012. Although this revenue concentration has declined in recent years, any reversal in that trend subjects us to additional customer concentration risk. Also, our top 10 customers provided us a solid revenue base from which to grow. Any significant cutback in spending for outsourcing by these customers due to mergers and acquisitions, consolidation, R&D budget cuts or other reasons could have a material impact on our business. Our future revenue growth also depends on our ability to expand our customer base globally.

Our success largely depends on our ability to attract, train, motivate and retain highly skilled scientists and other personnel.

Our success largely depends on the breadth and depth of our team of scientists and other personnel and their capabilities and efforts for our customers on behalf of our company, including their ability to keep pace with continuing changes in pharmaceutical and medical device R&D technologies and methodologies. In particular, our customers value Western-trained scientists with experience at pharmaceutical and/or biotechnology companies. Any inability to attract, motivate and retain qualified scientists and mid-level personnel and to train them in the latest developments in their fields of expertise may have a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We face challenges in attracting and retaining high-quality employees. We compete vigorously with pharmaceutical, biotechnology, medical device and contract research companies and academic and research institutions for qualified and experienced scientists, particularly in our Laboratory Services segment in chemistry, biology and biologics and in our Manufacturing Services segment. To compete effectively, we may need to offer higher compensation and other benefits, which could materially and adversely affect our financial condition and results of operations. Despite paying a company-wide merit increase in 2013 and 2014, we may be unable to hire and retain enough skilled and experienced scientists at current wage rates. In addition, we may be unable to redeploy and retrain our professionals to keep pace with changing customer needs, technological changes and performance standards.

We face increasingly intense competition. If we do not compete successfully against new and existing competitors, some of whom subject us to pricing pressure, demand for our services and related revenues may decrease.

The global pharmaceutical, biotechnology and medical device R&D outsourcing markets are highly competitive, and we expect this high level of competition to continue. We face competition based on several factors, including quality of services; breadth of service offerings; ability to protect intellectual property or other confidential information; timeliness of delivery; maintenance of standards of good laboratory practices, or GLP, and good manufacturing practices, or GMP; depth of customer relationships; price; and geography.

We compete with contract research organizations, or CROs, contract manufacturing organizations and research and academic institutions, typically in specific service areas. For example, we compete with Charles River Laboratory Inc. in the preclinical services area. We compete with ShangPharma Corporation and Pharmaron, Inc. in the drug discovery and chemistry area. We compete with BioReliance Holdings, Inc., or BioReliance, a division of Sigma-Aldrich Corporation (with a pending acquisition by Merck KGaA), in the biologics testing area, and with North American Science Associates, Inc., and Toxikon Corporation, or Toxikon, in the medical device testing area. After the acquisition of Jiecheng and MedKey and the formation of WuXiPRA, we also compete with clinical research organizations such as Pharmaceutical Product Development, LLC, or PPD, Parexel International, and Tigermed Consulting Co., Ltd. in the clinical research services area. In genomics, we compete with companies such as Beijing Genomics Institute, or BGI. We believe that we do not compete with any single company across the entire breadth of our service offerings. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to invest in more complex and sophisticated broad-based laboratory, manufacturing and other services. These investments may result in increased competition for qualified personnel.

Some of our competitors may have greater financial, research and other resources; a broader scope of services; greater pricing flexibility; more extensive technical capabilities; and greater name recognition.

We also expect increased competition as new companies enter our market and as more advanced technologies become available. Our competitors’ existing or new technologies or business approaches may be more effective than our own. Furthermore, increased competition could create pricing pressure on our services, which could reduce our profitability.

New technologies or methodologies may be developed, validated and used in the global pharmaceutical, biotechnology and medical device R&D outsourcing industry, which could reduce demand for some of our services.

The global pharmaceutical, biotechnology and medical device R&D outsourcing industry is constantly evolving, and we must keep pace with new technologies and methodologies to maintain our competitive position. We must continue to invest significant amounts of human and capital resources in R&D to enhance technologies that allow us to introduce new and better services. We may be unsuccessful in developing, adapting to or commercializing these new technologies. New technologies could decrease the need for our existing technologies and their return on investment, and we may not be able to develop new services or technologies effectively or in a timely manner. Our failure to develop, enhance or adapt to new technologies and methodologies could significantly reduce demand for our services and harm our business and prospects.

If we fail to effectively manage our anticipated growth and to execute on our growth strategies, our business, financial condition, results of operations and prospects could suffer.

Pursuing our growth strategies, including integrating and expanding our facilities and service offerings to meet our customers’ needs, has resulted in, and will continue to result in, substantial demands on management’s time and other resources. Managing this growth and our growth strategies will require, among other things, continued enhancement of our R&D capabilities and the services and products developed with those capabilities for the healthcare market; effective coordination and integration of our research facilities and teams, particularly those located in different facilities, including newly opened sites; successful hiring and training of personnel; effective management of a business separated geographically between the United States and China; effective cost control; sufficient liquidity; effective and efficient financial and management control; increased marketing and sales-support activities; effective quality control; and management of our suppliers to leverage our purchasing power. Any failure to effectively manage our anticipated growth and to execute on our growth strategies could adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

We may be unable to expand our capacity and scale up our operations within the timeframe or budgeted costs that we anticipate, possibly resulting in material delay in preparing facilities for service, increased costs and lost business opportunities.

We are engaged in a substantial expansion of our capabilities and capacity. For example, we are constructing large small-molecule manufacturing facilities in Changzhou, commercial biologics manufacturing facilities in Wuxi and two cell therapy manufacturing facilities in Philadelphia. In preparing these facilities for operation, we may experience unforeseen delays or cost increases that could result in lost business opportunities and could materially and adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

We have made significant capital investments to meet our customers’ needs, and, as a result, we depend on the success of our customers’ projects and their continued business.

We have made and are continuing to make significant capital expenditures based on anticipated demand from existing and potential new businesses. We depend on our customers’ success in advancing products through development, regulatory approval and commercialization. Any delay, non-approval or lack of demand may have a material impact on our business. Consequently, we may be required to reallocate our resources, a decision that could cause delays in our service offerings and result in lower-than-expected revenues.

Because many of our fee-for-service contracts are contingent on successful completion of a project and often have a fixed price, we may bear financial risk.

A significant portion of our net revenues, including a significant portion of our Laboratory Services revenues and all of our Manufacturing Services revenues, are based on fee-for-service contracts, which are contingent on successful completion of a project and often have a fixed price. In 2014, fee-for-service contracts accounted for approximately 73% of our total net revenues. If we do not deliver a service in a timely manner as specified in the contract, if we incur cost overruns or if we price these contracts below our costs because of competitive pressures, there could be a material adverse effect on our business, including its financial condition, results of operations, cash flows and prospects.

We may fail to effectively develop and market new services, which may harm our growth opportunities and prospects, possibly resulting in losses.

We intend to continue to expand our services. Over the past few years, we have established new services in toxicology, biologics drug development and manufacturing, small molecule commercial manufacturing and other areas. We are in the early stages of launching new services in biologics drug discovery, clinical research and genomics. To develop and market our new services successfully, we must accurately assess and meet customer needs; make significant capital expenditures; optimize our pharmaceutical and medical device discovery, development and manufacturing processes to predict and control costs; hire, train and retain the necessary personnel; obtain required regulatory clearances or approvals; increase customer awareness and acceptance of our services; provide services of a high quality and in a timely manner; price our services competitively; compete effectively with other R&D outsourcing providers and effectively integrate customer feedback into our business planning. If we fail to effectively develop new services and create demand for them, our future business, including results of operations, financial condition, cash flows and prospects, could be materially and adversely affected.

The loss of services of our senior management and key scientific personnel could severely disrupt our business and growth.

Our success significantly depends upon the continued service of our senior management and key scientific personnel. In particular, we are highly dependent on Dr. Ge Li, our Chairman and Chief Executive Officer, who has managed our business, operations and sales and marketing activities and maintained personal and direct relationships with many of our major customers since our inception; Edward Hu, our Chief Financial Officer and Chief Investment Officer; Dr. Shuhui Chen, our Chief Scientific Officer; Xiaozhong Liu, our Executive Vice President and other senior management members and key scientific personnel. The loss of any of them, and in particular Dr. Li, could have a material adverse effect on our business and operations. Although each member of our senior management and key scientific personnel has signed a non-compete agreement with us, we may be unable to successfully enforce these provisions. If we lose the services of any senior management members or key scientific personnel, we may be unable to locate and retain suitable qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and its growth.

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

Global economic uncertainty in recent years affected certain areas of our business, particularly the biotechnology R&D outsourcing markets. Disruptions in orderly financial markets resulted from, among other factors, severely diminished liquidity, reduced credit availability, volatile and declining valuations of securities and other investments, reduced business and consumer confidence and increased unemployment. The economic uncertainty adversely affected, and a future economic weakening in the United States or globally could adversely affect, our business in several ways, including:

•	Reduced demand for our services. In a period of economic uncertainty, customers may adopt a strategy to defer spending for global pharmaceutical, biotechnology and medical device R&D outsourcing services. For example, customers who must finance their capital and other expenditures through various forms of debt may find financing unavailable to them, thereby reducing their ability and willingness to purchase our services.

•	Increased pricing pressure and lower margins. If growth of our current or potential markets slows due to the global economic uncertainty, competition in the global pharmaceutical, biotechnology and medical device R&D outsourcing markets may become more intense, which could require us to offer or accept less favorable pricing and payment terms or other terms to remain competitive. For example, we anticipate that pricing pressures in certain businesses will adversely impact our profit margin. In some cases, we may be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•	Renminbi fluctuation. We collected over 81% of our net revenues in U.S. dollars in 2014 and paid most of our expenses for China-based operations in RMB. Although the RMB has recently depreciated relative to the U.S. dollar, a return to appreciation of the RMB would increase the value of RMB expenses in relation to revenues denominated in dollars, euros and yen to the extent that we do not or cannot mitigate this appreciation through the purchase of foreign-exchange forward contracts.

•	Greater difficulty in collecting accounts receivable. The failure of any of our customers to make timely payments could require us to write off accounts receivable or increase provisions for accounts receivable, events that could adversely affect our cash flows and profitability.

•	Additional restructuring. If we cannot generate the level of revenues, profits and cash flows contemplated by our business plan, management may be forced to take further action to refocus our business activities and realign our cost structure with anticipated revenues.

Any failure to comply with existing regulations and industry standards could harm our reputation and our business, including our financial condition, results of operations, cash flows and prospects.

Several government agencies and industry regulatory bodies in China, the United States, Europe and Japan impose strict rules, regulations and industry standards on how we and our customers conduct pharmaceutical and medical device R&D. We may need to obtain clearance from the U.S. Food and Drug Administration, or FDA, or other regulatory authorities in the event that our customers’ preclinical trials are filed as part of an Investigational New Drug application to seek authorization to begin clinical trials, or their clinical trials are filed as part of a New Drug Application, Biologic License Application or other filing to seek marketing approval. These regulatory authorities may conduct scheduled or unscheduled periodic inspections of our facilities to monitor our regulatory compliance. We may not pass inspections or obtain clearance for our operations from the regulatory authorities, either immediately or over time. A material violation by us of Good Laboratory Practice or Good Manufacturing Practice requirements, as determined by the FDA or other regulatory authorities, could cause our customers to terminate their contracts with us.

Any failure to comply with existing regulations and industry standards could result in fines or other punitive actions against us or our customers, the termination of ongoing research and the disqualification of data for submission to regulatory authorities. For example, if we fail to treat research animals in accordance with international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, or AAALAC, that organization could revoke accreditation, and the accuracy of our animal research data could be questioned. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation. Other relevant laws and regulations include those that are described in Item 4.A, “History and Development of the Company—Chinese Government Regulations,” notably the Labor Contract Law, the PRC Drug Administration Law, the 1998 Interim Measures relating to human genetic resources and regulations described in “History and Development of the Company—Regulations in the United States and other Jurisdictions.” Any adverse action by regulatory authorities could have a material and adverse impact on our reputation and our business, including our financial condition, results of operations, cash flows and prospects.

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

In addition, recent laws and regulations may increase our risk of liability, increase our costs or limit our service offerings. For example, regulations and guidance worldwide concerning the production and use of laboratory animals for research purposes continues to be updated. For example, the European Directive 2010/63/EU requires new standards for animal housing and accommodations that require implementation by 2017. Other relevant laws and regulations include those that are described in Item 4.A, “History and Development of the Company—Chinese Government Regulations,” notably regulations relating to the China (Shanghai) Pilot Free Trade Zone, PRC regulations relating to inventor remuneration, the 1998 Interim Measures relating to human genetic resources and regulations described in “History and Development of the Company—Regulations in the United States and other Jurisdictions.” Some of these laws and regulations require additional operating and capital expenses that have impacted and will continue to impact not only us and our competitors, but also clients through both changes in the pricing of goods and services and changes in their own operations.

If we fail to comply with the U.S. Foreign Corrupt Practices Act or other anti-bribery laws, our reputation may be harmed and we could be subject to significant penalties and expenses that could have a material adverse effect on our business, financial condition and results of operations.

Although we are a China-based company, we are subject to the Foreign Corrupt Practices Act, or FCPA, enacted in the United States. The FCPA generally prohibits us from making improper payments to foreign officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of other jurisdictions, particularly China. As our business has expanded, the applicability of the FCPA and other anti-bribery laws to our operations has increased. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we fail to comply with applicable anti-bribery laws due to our own deliberate or inadvertent acts or those of others, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

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

If we fail to protect our customers’ or our own intellectual property (IP) rights, we may be subject to liability for breach of contract and may suffer damage to our reputation.

Our success depends on the protection of our customers’ and our own intellectual property, or IP. Our customers provide us with their trade secrets and other IP and generally own the IP created in connection with the services we provide. This is particularly important for us because a large part of our operations is based in China, and China and Chinese companies have not traditionally enforced IP protection to the same extent as the United States and other Western countries. Despite measures we take to protect our customers’ or our own IP, unauthorized parties may attempt to obtain and use it. For example, in 2011 a junior employee stole and sold sample amounts of two patented chemical compounds that we had made for a customer. The employee was apprehended and subsequently convicted on May 22, 2012. Such events may subject us to liability for breach of contract, as well as significantly damage our reputation, and their remediation may significantly divert management’s attention and other resources from other activities. This could materially harm our business, including its financial condition, results of operations, cash flows and prospects.

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

Acquisitions and Joint Ventures. Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances. For example, in September 2012, we formed WuXi MedImmune Biopharmaceutical Co. Ltd, or WuXi MedImmune, a joint venture with MedImmune, the global biologics arms of AstraZeneca, to develop and commercialize MEDI5117, a novel biologic for autoimmune and inflammatory diseases, in China. In April 2013, we formed a joint venture with PRA, WuXi PRA Clinical Research Services Co., Ltd., to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. In October, 2014, we acquired XenoBiotic Laboratories, Inc., a contract research organization to enhance our bioanalytical, drug metabolism and pharmacokinetic service capabilities. In January 2015, we acquired NextCODE Health, or NextCODE, to enhance our genomic analysis and bioinformatics capabilities.

Integration of an acquired company or technology into our own operations is a complex, time-consuming and expensive process. The successful integration of an acquisition requires, among other things, that we integrate and retain key management, sales and other personnel; integrate the acquired products and services into our product and service offerings from both an engineering and a sales and marketing perspective; integrate and support preexisting supplier, distribution and customer relationships; coordinate research and development efforts; and consolidate duplicate facilities and functions.

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

Investments. If we are presented with appropriate opportunities, we may acquire or make minority equity investments in businesses that are complementary to our existing businesses or can leverage WuXi’s service platform to create significant value. In 2011, we formed a corporate venture fund structured using PRC and offshore entities to facilitate RMB and U.S. dollar investments. We own 100% of this fund, to which we have made a capital funding commitment of up to $50 million, with an investment focus on technology and life-science companies. As of December 31, 2014, through this venture fund we had invested approximately $36.1 million in investees, including investments in biopharmaceutical companies of $32.5 million and industry funds of $3.6 million. As of December 31, 2014, we have realized $23.6 million in gains from three portfolio companies into which we had made $7.0 million of investments.

Our available cash and stock may be used to buy or invest in companies or products, possibly resulting in significant acquisition-related charges to earnings and dilution to our shareholders. Future acquisitions or equity investments will likely present challenges and could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in these acquisitions and equity investments could have an adverse effect on our ability to effectively manage our own business. These acquisitions and equity investments may also expose us to other potential risks, including loss of the invested amounts, inability to earn an adequate return, unforeseen liabilities, diversion of resources from our existing businesses and potential harm to relationships with employees or customers.

Our principal laboratory and manufacturing facilities may be vulnerable to natural disasters or other unforeseen catastrophic events.

We conduct our primary R&D activities in the China (Shanghai) Pilot Free Trade Zone in Waigaoqiao (previously called the Waigaoqiao Free Trade Zone). We also conduct or plan to conduct R&D and/or manufacturing activities at seven other facilities in China located in the Jinshan area of Shanghai, Tianjin, Suzhou, Wuhan, Changzhou, Nanjing and Wuxi and at five United States facilities in St. Paul, Minnesota; Philadelphia, Pennsylvania; San Diego, California; Atlanta, Georgia and Lansdale, Pennsylvania. We depend on these facilities for continued business operations. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortages, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to operate our business. Our facilities and certain equipment located in these facilities would be difficult to replace in any such event and could require substantial replacement lead time. The occurrence of any such event could materially and adversely affect our business, including its financial condition, results of operations, cash flows and prospects.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory. We hold employer’s liability insurance generally covering death or work-related injury of employees. We maintain product liability and professional errors and omissions insurance covering product liability claims arising from the use, consumption or operation of our small-molecule compounds and biologics and claims arising from negligence in connection with our services to customers. We hold public liability insurance covering certain incidents involving third parties that occur on or in the premises of the company. We hold directors and officers liability insurance. We do not maintain key-man life insurance on any of our senior management or key personnel, or business interruption insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. To our knowledge, insurance companies in China do not offer business liability insurance. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

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

As our pharmaceutical, biotechnology and medical device R&D processes generate wastewater and toxic and hazardous substances and other industrial wastes, we must comply with all national and local environmental regulations in the countries in which we operate. Because the requirements imposed by environmental laws and regulations may change and more stringent regulations may be adopted, we may be unable to comply with, or to accurately predict the potentially substantial cost of complying with, these laws and regulations. If we fail to comply with environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. In addition, we cannot eliminate the risk of accidental contamination or injury from hazardous materials. If we fail to prevent contamination or injury, we could be liable for any resulting damages, which could have a material and adverse impact on our business, including our financial condition, results of operations, cash flows and prospects.

Negative attention from special interest groups may impair our ability to operate our business efficiently.

Some of our current services involve testing pharmaceuticals and medical devices in laboratory animals. Some of the laboratory animals we work with are large animals, including non-human primates. Although the testing of pharmaceuticals in laboratory animals is mandated by law, certain special-interest groups categorically object to the use of animals for these research purposes. Any threats directed against our animal research activities or any negative media attention could impair our ability to operate our business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures that utilize laboratory animals, as has been advocated by certain groups, our business could be materially and adversely affected.

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

We also face product liability risks if the pharmaceuticals and medical devices we help to develop and manufacture are subject to product liability claims. We provide services in the development, testing and manufacturing of pharmaceuticals and medical devices that are intended ultimately to be used in humans, either in clinical trials or as marketed products, although we do not commercially market or sell these products to end users. If any of these pharmaceuticals or medical devices harms people, we may be subject to litigation and may be required to pay damages to those people. Damages awarded in a product liability action could be substantial and could have a material and adverse impact on our business, including its financial condition, results of operations, cash flows and prospects. Although we currently maintain product liability and professional errors and omissions insurance, our insurance coverage may be inadequate or may become unavailable on terms acceptable to us.

Our recently announced growth strategies and initiatives subject us to new and enhanced risks and uncertainties, which could adversely impact our financial condition, results of operations, cash flows and prospects.

We are pursuing several new strategic growth strategies and initiatives—construction of new small-molecule and biologics manufacturing facilities, listing and issuance of shares of SynTheAll Pharmaceutical Co. Ltd., or STA, investing in genomics/bioinformatics, investing in mobile technologies and investing in China healthcare initiatives—to expand our service offerings and to position us to introduce new services and products. These initiatives will require significant financial investment and management attention, involve significant execution risk, present new or different challenges and risks and subject us to additional regulatory oversight and review. Our strategies and initiatives may fail, and we may not achieve the desired benefits or returns on a timely basis or at all.

Our new small-molecule and biologics manufacturing facilities under construction might not earn a satisfactory return on investment.

We are in the process of significantly expanding both our small-molecule manufacturing capacity and our biologics manufacturing capacity in China. These businesses are significantly more capital intensive than our laboratory services business. Ongoing and planned investments include construction of facilities for process chemistry, research manufacturing and commercial manufacturing of small molecules in Changzhou and for commercial manufacturing of biologics in Wuxi. Completion of these new facilities could be delayed due to construction, regulatory or licensing issues. Costs of construction could exceed budgeted amounts, divert resources from other productive uses in the company and consume significant amounts of management time. Construction is likely to entail borrowing costs, including interest payments that would reduce cash amounts available for other productive uses. We may be unable to obtain sufficient work orders to effectively utilize these facilities in the near term or at all. Products manufactured at these new facilities may fail to meet regulatory requirements or our customers’ quality standards. We do not have prior previous experience in manufacturing biologic drugs on a commercial scale.

Our listing of the shares of STA, our small-molecule manufacturing subsidiary, on stock exchanges in China may not provide its anticipated benefits, and the listing could negatively impact holders of our ADSs.

We conduct our small-molecule manufacturing operations exclusively in China through our PRC subsidiary STA. To provide STA with the ability and flexibility to raise cash from Chinese capital markets for facility expansion and mergers and acquisitions, on April 3, 2015 we listed STA on the newly established over-the-counter stock exchange in China (commonly referred to as the New Third Board). In connection with this listing, we did not publicly offer STA shares upon listing, and we may not publicly offer STA shares in the near-term or at all. Our ability to offer STA shares is subject to various PRC exchange and regulatory filings and approvals, and the policies to enable NEEQ-registered companies to transfer to the GEM exchanges are not expected to be introduced until the second half of 2015. As a result, there are significant timing, qualification and other uncertainties in connection with these possible actions.

We may incur costs, including share-based compensation charges, in connection with STA’s listing and possible share offerings. STA’s management and employees may receive stock options and other STA equity incentive grants. Even if STA remains our consolidated subsidiary, the ownership interest of our ADS holders in the earnings of STA’s operations could be diluted, depending on the amount of cash raised, the returns on that cash and the manner in which that cash is raised (debt or equity). Volatility in the trading price of our ADSs may increase due to events more specifically impacting STA’s trading price and operations. Cash raised by issuing shares of STA may not be sufficient to fund STA’s capital needs, and STA’s operation as a listed company may result in distraction of WuXi management. Our influence over the election of STA’s board of directors will be impacted if STA’s shareholders appoint directors who are independent of WuXi.

Investments in our genomics/bioinformatics business may fail to produce satisfactory returns to our ADS holders.

We have acquired NextCODE Health and have begun integrating it with our China-based WuXi Genome Center to create WuXi NextCode Genomics Inc. Our China-based WuXi Genome Center primarily provides genomic services to support research and clinical development conducted by biopharmaceutical companies and academic research institutions. This acquisition, among other anticipated benefits, positions us to offer new genomic and bioinformatic products and services; to expand our customer base to include hospitals, doctors and patients; and to become a leader in the advancement of personalized medicine, with a particular focus on China and the United States. Areas where we are considering the development of new products and services include diagnostic products for rare pediatric diseases, cancer panels and executive health check services.

We may not succeed in developing some or all of our planned genomic and bioinformatic products and services without significant additional investments. Expansion of our combined genomics business will require significant outside funding. Products and services that we develop and launch may not compete effectively with those of more established and better financed competitors. The market for genomic analysis and bioinformatics and related drug discovery and development is rapidly evolving, with business models changing in ways that we may not anticipate. The business model we are developing for our combined genomics business may not prove to be viable or our business profitable. As a company that historically has provided pharmaceutical R&D services to other companies, we have no track record in selling and marketing our services and products directly to consumers and their representatives, such as hospitals, doctors and patients. To effectively sell and market these products, we must hire additional qualified personnel in medical genetics, genomics and bioinformatics, among other areas.

Additionally, the regulatory environment for activities involving genomics in China is still unclear and evolving. New laws and regulations may be adopted from time to time to address evolving issues and concerns. We may be unable to obtain or maintain the required licenses to allow us to offer specified genomics-related products and services in China. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the genomics industry. For example, in February 2014 the CFDA and the National Health and Family Planning Commission, or NHFPC, issued a notice regarding strengthening administration on use of products and technologies related to gene sequencing in clinical applications. The notice ordered an immediate halt to gene sequencing practices in clinical applications in China except for those already operating on a trial basis after approval.

We are currently evaluating the potential legal structure of our combined genomics business, and that structure may entail additional risks. Foreign investments in the development and application of genetic diagnosis and treatment are currently prohibited in China pursuant to the Foreign Investment Industrial Guidance Catalogue, most recently amended in March 10, 2015, and effective as of April 10, 2015, or the Foreign Investment Catalog. To allow us (as a Cayman entity) or one of our PRC subsidiaries (as a foreign invested enterprise) to engage in potentially prohibited activities, including the formation of our WuXi Genome Center, and to develop our related strategy, we expect to conduct the relevant portion of our genomics business indirectly through an affiliated entity owned by PRC shareholders. These arrangements—commonly referred to as a variable interest entity, or VIE—rely on a series of related contractual agreements with the affiliated entity and its shareholders. Among other risks, these indirect ownership arrangements are often not as effective as direct ownership and operation of the business, they may limit our ability to receive dividends from or transfer funds to the affiliated entity, and the interests of the affiliated entity’s shareholders may not be fully aligned with ours. In addition, in January 2015, the Ministry of Commerce of the People’s Republic of China released a draft Foreign Investment Laws of the PRC, or the Draft FIL, that appears to include VIEs within the scope of entities considered to be foreign invested enterprises subject to the restrictions under existing PRC law on foreign investment. It is unclear if or when the Draft FIL will be adopted and, if adopted, how the related rules and interpretations will impact our ability to develop and offer genomics diagnostic and treatment products directly or through an affiliate entity. If we (or any affiliated entity) (1) are found to be in violation of any existing or future PRC laws or regulations or (2) fail to obtain or maintain required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in handling these violations, which may include revoking our related business and operating licenses; imposing conditions on our operations; requiring us to discontinue or limit operations of the related business; or requiring us to restructure our ownership structure or operations. Any of these limitations or requirements could have a material adverse effect on our business and impact our ability to offer genomics-based diagnostic products and services and expand our genomics business in China.

Moreover, we rely on a limited number of suppliers, or, in some cases, sole suppliers, including Illumina., Inc. and Life Technologies Inc., for sequencers, reagents and other equipment used in our genomics/bioinformatics business. Any failure of this equipment or interruption of these supply arrangements could significantly harm our business.

Our risk of legal liability increases significantly as we sell and market products directly to consumers, such as hospitals, doctors and patients. We must comply with legal requirements regarding the impact of our products on patients, as well as with legal requirements regarding the protection and appropriate use of personal medical information.

Doctors and other individuals involved in the procurement process in China may seek illegal compensation in exchange for their commitment to purchase or prescribe our products and services. In China, hospitals are often state-owned, and doctors are often employed by these state-owned enterprises. These doctors and other individuals may also be considered “government officials” for purposes of the Foreign Corrupt Practices Act, or FCPA, increasing our exposure to FCPA-related risks.

We may incur costs, including share-based compensation charges, in connection with the creation of a combined genomics/bioinformatics business. Our ownership interest in the operations of such a business would be diluted to the extent equity is issued to third parties and WuXi NextCode Genomics Inc.’s management and employees.

Investments in our LabNetwork.com and WuXi V-Lab mobile technology platforms may fail to produce satisfactory returns to our ADS holders.

In 2015, we launched LabNetwork.com, a global mobile technology platform for connecting buyers to sellers of highly pure and rare research chemicals. We plan initially to offer our own chemical products through this platform and subsequently to offer chemicals from other vendors. The platform’s longer-term success depends, among other things, on its ability to offer a stable and secure trading platform with a sufficient number of qualified buyers and sellers, the quality of the chemicals sold through the platform and sustained transactional volume to recover its costs and provide an adequate return on investment. Certificates of analysis provided by WuXi to buyers could entail risk if the quality of chemical products provided by third-party vendors is substandard.

In 2015, we also launched WuXi V-Lab, a mobile app to offer small-molecule compound synthesis services to the global research community. Success of this computer application depends, among other things, on its ease of use, speed and flexibility for our customers.

The operation of the LabNetwork.com and WuXi V-Lab must comply with various regulatory requirements regarding internet information services. We may be subject to legal liability if we fail to comply with these regulations, especially if we operate LabNetwork.com and Wuxi V-Lab in China, where the provision of internet information services is highly regulated.

Investments in our China Healthcare Initiatives may fail to produce satisfactory returns to our ADS holders and subject us to new and enhanced risks and uncertainties.

We are investing in several initiatives to provide products and services directly to doctors, patients, and hospitals in China, and we may undertake other similar or different China healthcare initiatives in the future.

We are developing and plan to offer for sale to doctors, patients and hospitals certain clinical tests, such as BRCA1/BRCA2 diagnostic tests for breast cancer and liquid biopsy and lung fusion tests for lung cancer. Offering for sale such diagnostic products entails that we fully comply with legal and regulatory requirements for such products. For example, these clinical tests may not accurately or completely diagnose the disease condition of every patient tested.

We are developing MEDI5117, an anti-IL 6 antibody for treatment of rheumatoid arthritis, for the China market in a joint venture with MedImmune, the biologics division of AstraZeneca. Development of this product, like that of all pharmaceuticals, may not be successful due to the inability of the joint venture to demonstrate efficacy or safety sufficient to obtain regulatory approval. AstraZeneca will be responsible for sales and marketing of this product. Even if approved, the product may not generate sufficient sales to recover development costs and to earn a profit. We may enter into other drug development partnerships with our customers for the China market.

We plan to create a business in China to offer cell therapies to patients. Autologous cell therapies involve harvesting cells, such as T cells, from a patient, engineering them to fight diseases such as certain cancers and reintroducing them into the same patient. Allogeneic cell therapies involve use cells of patients other than those of the patient being treated. Marketing these products would subject us to additional regulatory and licensing requirements and expose us to potential product liability laws in China.

In 2014, we launched Boshi360.com, a Chinese-language web portal that has the potential to provide approximately 16.8 million Chinese patients with rare diseases access to information, professional consultation and other services. Providing this web portal requires that we comply with the relevant legal and regulatory requirements and subjects us to risk regarding the information on the portal. For example, statements on the portal made by ourselves or others may not be accurate or complete. Services to diagnose or treat rare diseases discussed on the portal may not benefit, or may harm, patients. Our legal obligations for providing the venue for such discussions remain unclear. The provision of information on the internet is highly regulated in China, and the regulations frequently change. We obtained an Internet Drug Information Certificate in March 2015 for drug information published on Boshi360 and are in the process of applying for the Internet Medical and Health Information Certificate for providing medical and health information on Boshi360. Although we do not believe additional certificates or approvals for the operation of Boshi360 are necessary at this time, regulators may determine that other certificates or approvals are required, and we may be subject to legal liability for any failure to obtain such additional certificates or approvals.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to, and report on, the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting was effective as of December 31, 2014, our management may later conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed, documented, operated or reviewed, or if they interpret the requirements, rules or regulations differently from the way we do, then they may issue an adverse or qualified opinion on our consolidated financial statements.

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

We have entered into several lending facilities in connection with the funding of our global business, including a $165 million syndicated loan facility entered into in February 2015. The related loan agreements include terms that may limit the manner in which we conduct our business, including terms relating to our maintenance of debt-related financial ratios within certain thresholds and limits on our indebtedness and the indebtedness of our PRC subsidiaries. These financial ratio covenants could limit our operational flexibility and could prevent us from taking advantage of business opportunities to build our business or compete effectively. A failure to maintain these ratios to comply with other provisions in these loan agreements could result in a default, which, if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt.

We may need additional capital that we may be unable to obtain in a timely manner on acceptable terms.

In order to expand our capacity, develop new services and remain competitive, we may require additional capital. Financing may be unavailable in amounts or on terms acceptable to us. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial condition; results of operations and cash flows; general market conditions for capital-raising activities by life-science and related companies; and economic, political and other conditions in China, the United States and other countries. The sale of additional equity or equity-linked securities could result in dilution to the shares held by our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants restricting our operations or our ability to pay dividends.

We depend on information technology and other infrastructure that face security, including cyber security, risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations, including protecting our customers’ intellectual property, or IP. We have begun to switch from the use of physical notebooks to electronic notebooks for many of our customers. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations and could impose substantial demands on management time. Our systems and those of third-party providers may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, physical or electronic break-ins, unauthorized access, cyberattacks and thefts. Although we take steps to secure our systems and electronic information, these security measures may not be adequate. Any significant disruption to our systems could adversely affect our business and operating results.

Risks Relating to China

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition, results of operations, cash flows and prospects.

The Enterprise Income Tax Law, or the EIT Law, and its implementing rules became effective January 1, 2008. The EIT Law and its implementing rules permit certain “high and new technology enterprises,” or HNTEs, to enjoy a reduced 15% EIT rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore WXAT, WASH, WATJ and STA are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as an HNTE. According to the three-year review schedule regulated by the relevant government authority, WASH, WATJ and STA re-applied for their HNTE qualification in 2014. Thus, those three entities are eligible to enjoy a preferential tax rate of 15% for 2014 through 2016. In 2010, WASZ, located in Suzhou, was recognized as an HNTE and successfully renewed its certificate as an HNTE in 2013, making it eligible to enjoy a 15% preferential tax rate as an HNTE from 2010 through 2015. In the third quarter of 2012, STA R&D, Abgent SZ and WAWH were recognized as HNTEs under the EIT Law and are eligible to enjoy a preferential tax rate of 15% for calendar years 2012 through 2014. STA R&D obtained approval from the relevant tax authority to enjoy the one-year exemption and three-year 50% deduction (“1+3 tax holiday”) in April 2013, thus STA R&D became eligible for the income tax rates of 0%, 12.5%, 12.5%, and 12.5% for 2012 through 2015. WABIO also was recognized by the local provincial Municipal Science and Technology Commission, Finance Bureau and State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore, WABIO is eligible to enjoy a preferential tax rate of 15% for 2013 through 2015. The continued qualification of HNTE status is subject to three-year renewal and annual evaluation by the relevant PRC government authorities. If any or all of these entities fail to maintain the HNTE qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

Preferential tax treatment granted to our subsidiaries by local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatment currently available to us and our consolidated subsidiaries would cause our effective tax rate to increase, which could have a material adverse effect on our financial condition, results of operations, cash flows and prospects. We may be unable to maintain our current effective tax rate.

Under China’s EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under China’s EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for EIT purposes. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009, or Circular 82, regarding the standards used to classify resident enterprises clarified that dividends and other disbursements paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. The implementing rules of the EIT Law define “de facto management bodies” as “management bodies that exercise substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, Circular 82 specifies that certain China-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights. On July 27, 2011, the PRC State Administration of Taxation issued Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status, including which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status, as well as post-determination administration. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the PRC resident enterprise. In 2014, the State Administration of Taxation, or SAT, released the Announcement of the SAT on Issues Concerning the Recognition of Chinese-Controlled Enterprises Incorporated Overseas as Resident Enterprises on the Basis of Their Actual Management Bodies, or Bulletin 9 and supplemented some provisions on the administrative procedures for the recognition of resident enterprise, while the standards used to classify resident enterprises in Circular 82 remain unchanged.

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

However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 and Bulletin 45 reflect the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a resident enterprise for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as to PRC EIT reporting obligations. Second, although under the EIT Law and its implementing rules and Bulletin 45 dividends paid by a PRC tax resident enterprise to an offshore incorporated PRC tax resident enterprise controlled by a PRC enterprise or enterprise group would qualify as tax-exempted income, we cannot assure that dividends paid by our PRC subsidiaries to us will not be subject to a 10% withholding tax, as the PRC foreign-exchange control authorities and tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes but not controlled by a PRC enterprise or enterprise group like us. Finally, the EIT Law and its implementing rules issued by PRC tax authorities suggest that dividends paid by us to our non-PRC shareholders and, while less clear, capital gains recognized by them with respect to the sale of our stock may be subject to a withholding tax of 10% for non-PRC enterprise shareholders and potentially 20% for non-PRC individual shareholders. Similarly, these unfavorable consequences could apply to other offshore companies if they are classified as a PRC resident enterprise.

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

On October 26, 2011, the State Council of China approved a new tax rule to launch the VAT reform pilot program in Shanghai on January 1, 2012. On November 16, 2011, China’s Ministry of Finance and the State Administration of Taxation, or SAT, jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, to provide specific implementation rules for the pilot program, which became effective January 1, 2012. As part of a tax replacement policy, Circular 110 and Circular 111 allow companies in the traffic and transport sector and certain modern service sectors in Shanghai to pay a VAT instead of the business tax. Since January 1, 2012, a 17% rate has applied to the movable property leasing sector, an 11% rate to the traffic and transport sector and a 6% rate to sectors related to research and development, technological services, culture, logistics and consultation. According to the existing business tax rules, our revenue from R&D services is subject to a 5% business tax on gross revenue, while the recovery of the input VAT incurred on the purchase of raw materials and VAT-able service is disallowable. Under the new VAT reform pilot program, our R&D service revenue will be subject to a 6% VAT on revenue; however, the input VAT incurred on the purchase of raw materials and VAT-able services is recoverable and can be used as a credit when calculating VAT. Under both the business tax rules and the new VAT reform pilot rules, the revenue from R&D services can be eligible for the exemption policy if the R&D services meet certain standards and receive a certification from a Commission of Science or Commission of Commerce at the provincial level. Furthermore, on December 29, 2011, China’s Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Application of a Zero Rate and Exempt Treatment for Certain Taxable Services, or Circular 131, to clarify the scope of taxable services eligible for the zero rate or exemption under the VAT reform pilot program in Shanghai. Circular 131 applies as of January 1, 2012, the same date the pilot program commenced. According to Circular 131, R&D services provided to overseas entities are eligible for the zero-rate policy, which means that no VAT is charged on the invoice to overseas customers and the input VAT associated with the service provided to the customer is fully recoverable. On August 1, 2012, the pilot program was extended to eight other provinces and cities, including Jiangsu Province, Hubei Province and Tianjin city, and on August 1, 2013, the pilot program was further extended nationwide. WASH, the Shanghai branch of WXAT and STA R&D, which are located in Shanghai; the head offices of WXAT and WASZ, which are located in Jiangsu Province; and WAWH and WATJ, which are located in Hubei Province and Tianjin city, respectively, derive their main revenues from R&D services and were subject to this new VAT reform pilot program beginning on January 1, 2012; October 1, 2012; and December 1, 2012, respectively. In addition, the Ministry of Finance and SAT further expanded the VAT pilot program to include the railway transportation and postal services into the scope of the VAT pilot program from January 1, 2014, by the promulgation of the Circular on Including the Railway Transportation and Postal Industries into the VAT Pilot Program, or Circular 106, which superseded Circular 101, Circular 111 and Circular 131. However, the tax policy and favorable tax treatments for the Company remain unchanged under Circular 106.

Fluctuations in exchange rates have resulted in, and continue to result in, foreign-exchange losses and to adversely impact our profitability.

In 2014, more than 81% of our net revenues were generated from sales denominated in U.S. dollars, and a significant portion of our operating costs and expenses were denominated in Renminbi. As a result, when the Renminbi appreciates against the U.S. dollar, our margins are pressured. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2.0% per day, and the People’s Bank of China regularly intervenes in the foreign-exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi-dollar exchange rate and lessen intervention in the foreign-exchange market. More recently, the PRC government has indicated a strong willingness to introduce two-way volatility in the Renminbi-dollar exchange rate.

Very limited hedging transactions are available in China to reduce our exposure to exchange-rate fluctuations. We periodically purchase derivative financial instruments such as foreign-exchange forward contracts to manage our exposure to Renminbi-dollar exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Changes in China’s economic, political and social conditions could adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

We conduct a significant portion of our business operations in China. Accordingly, our business, including our financial condition, results of operations, cash flows and prospects, is affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and to guide the allocation of resources. Some of these measures benefit the overall PRC economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations. These measures may cause decreased economic activity in China, which in turn could adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to investors and the Company.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Most of our PRC operating subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to FIEs. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities, thus making strict compliance with all regulatory requirements impractical or, in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we benefit from either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in legal systems in more developed nations. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties, together with any development or interpretation of the PRC law that is adverse to us, could materially and adversely affect our business, including our financial condition, results of operations, cash flows and prospects.

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

The State Administration of Foreign Exchange, or SAFE, has promulgated several regulations that require PRC residents to register with and/or obtain approvals from branches of SAFE in connection with their direct or indirect offshore investment activities. On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 requires (a) PRC residents to register with the local SAFE branch before establishing or controlling any offshore company, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets or equity of PRC companies and raising funds from overseas, (b) any PRC resident who is a shareholder of an offshore special purpose company to amend such shareholder’s SAFE registration with the relevant SAFE branch with respect to such company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China, and (c) registration by March 31, 2006, of direct or indirect investments previously made by PRC residents in such companies.

In July 2014, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Companies, or Notice 37, which became effective as of July 4, 2014, and suspended the previous Notice 75. Notice 37 generally maintains the registration requirement of PRC residents with the local SAFE branch for establishing or controlling any offshore company as required under Notice 75, and, in comparison to Notice 75, expands the application of the registration requirement at certain aspects and provides clearer guidance and procedures for the registration requirements. As Notice 37 is newly issued, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations.

We previously notified and urged our shareholders who are PRC residents to make the necessary registrations and filings as required under these regulations, and these shareholders have made efforts to register their investments in our company with the local SAFE branch in Wuxi. However, the local SAFE branch in Wuxi declared that registrations under Notice 75 were not required from these shareholders. It remains unclear whether the local SAFE branch in Wuxi correctly interprets Notice 75 as to its application to certain of our shareholders and how Notice 37 and any future PRC legislation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant PRC government authorities. Therefore, we cannot assure you that all relevant shareholders have made or will make and obtain all applicable registrations or filings required by these regulations or other related legislation. If any of our PRC shareholders fails to make any required SAFE registrations and amendments thereto, our ability to inject capital into our PRC subsidiaries may be limited, and our PRC subsidiaries may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, the failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign-exchange restrictions and may subject us to significant fines.

We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements. Limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If any of our subsidiaries in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by the subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our main operating subsidiaries in China is required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop contributing if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. A Sino-foreign equity joint-venture enterprise is required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which must be determined by the board of directors. As a result of these PRC laws and regulations, each of our main operating subsidiaries in China is restricted in its ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As of December 31, 2014, the restricted portion of their net assets totaled $234.2 million, which was composed of the registered capital and the statutory reserve of the PRC subsidiaries. Limitations on the ability of our operating subsidiaries in China to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends or otherwise fund and conduct our business.

Government control of currency conversion and regulations of loans to, and direct investment in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional contributions to our PRC subsidiaries, which could restrict our ability to utilize our revenues effectively and also affect our ability to fund and expand our business.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China. Under China’s existing foreign-exchange regulations, payments of current account items, including profit distributions, interest and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE or its local counterparts by complying with certain procedural requirements. However, the PRC government may take further measures in the future to restrict access to foreign currencies for current account transactions.

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

In August 2008, SAFE promulgated SAFE Circular No. 142 regulating the conversion by a foreign-invested enterprise of foreign-currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign-currency-registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign-currency-registered capital of a foreign-invested enterprise. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, in November 2010, SAFE promulgated SAFE Circular No. 59, which requires that government authorities closely examine that the settlement of net proceeds from offshore offerings are authentic and that the net proceeds be settled in the manner described in the offering documents. In November 2011, SAFE also promulgated SAFE Circular No. 45, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or to repay loans between non-financial enterprises. Violations of these circulars could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, including the SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs and could have a material adverse effect upon our business, including its results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in our ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including its results of operations, financial condition, cash flows and prospects.

Our contractual arrangements with our consolidated entities in China may be subject to audit or challenge by the PRC tax authorities, and a finding that our PRC subsidiary or our affiliated entity owes additional taxes could substantially reduce our net income and the value of our shareholders’ investment.

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

The audit reports included in this annual report are prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board, and, as such, investors may be deprived of the benefits of such inspection.

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

If additional remedial measures are imposed on the “Big Four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the Securities and Exchange Commission (“SEC”) alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to file future financial statements on a timely basis in compliance with the requirements of the Securities Exchange Act of 1934, as amended.

Since 2011, the Chinese affiliates of the “Big Four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and under Sarbanes-Oxley against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which will in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms, depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm or in extreme cases the resumption of the proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended, or the Exchange Act, leading to possible delisting. Moreover, any negative news about any such future proceedings against these audit firms could cause investor uncertainty regarding China-based, United States-listed companies, and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to find another registered public accounting firm to audit and issue an opinion on our financial statements on a timely basis, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange, or the NYSE, deregistration from the SEC or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Investing in Our ADSs

Our quarterly revenues and operating results are difficult to predict and could fall below investors’ expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon numerous factors, including the signing, completion or cancellation of contracts, and in particular large contracts; the progress of ongoing contracts; trends in costs and expenses, such as from labor inflation, Renminbi fluctuations, investment and our ability to increase prices to reflect these changes in costs; impairment charges and charges related to discontinued operations; acquisitions, dispositions or discontinuances of businesses and any associated charges; our customers’ requirements for delivery of services, including timing of delivery, particularly our manufacturing services; changes in the mix of our revenues from our laboratory service and manufacturing service businesses, including the portion of services performed on a fee-for-service or full-time-equivalent basis; changes in the R&D outsourcing industry’s operating environment; and changes in government policies or regulations or their enforcement. Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations.

The trading prices of our ADSs have been, and may continue to be, volatile, which could result in substantial losses to investors.

Between January 1, 2014, and April 3, 2015, the trading price of our ADSs on the NYSE ranged from $30.47 to $41.70 per ADS, and the last reported sale price on April 2, 2015 was $38.83 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our operating performance.

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

The depositary of our ADSs has agreed to pay holders of our ADSs cash dividends or other distributions that it or the custodian of our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares the holder’s ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if the securities being distributed require registration under the Securities Act of 1933, as amended, or the Securities Act, but are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to the holders. These restrictions may have a material and adverse effect on the value of the holder’s ADSs. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends directly on our ordinary shares, or indirectly on our ADSs, in the foreseeable future.

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

To the extent holders of our ADSs hold certificated ADRs rather than hold ADSs through their bank, broker or other nominee through the Depository Trust Company, the ADSs represented by ADRs will be transferable on the books of the depositary. However, the depositary may close its books at any time that it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies and will close its books on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any governmental body, or under any provision of, or circumstance permitted by, the deposit agreement.

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

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets from time to time, including goodwill and equity investments in less-than-25%-owned entities. Because we expect to hold a substantial amount of cash and other passive assets, and because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs, which fluctuates, we may be a PFIC in the future. If we are treated as a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to U.S. holders that would result from our classification as a PFIC, please see Item 10.E, “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

Moreover, as a non-U.S. company with foreign private-issuer status, we have been exempted from, and you may not be provided with the benefits of, some of the NYSE corporate-governance requirements applicable to U.S. companies, including that a majority of our board of directors must be independent directors, the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors and our director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors.

In addition, as a Cayman-Islands-exempted company, our shareholders have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. As a Cayman Islands company, we may not have standing to initiate a derivative action in a federal court of the United States. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court.

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

A. History and Development of the Company

Our principal executive offices are located at 288 Fute Zhong Road, China (Shanghai) Pilot Free Trade Zone, Shanghai 200131, People’s Republic of China. Our telephone number is 86 (21) 5046-1111. Our website address is www.wuxiapptec.com. The information on our website or any other website utilized by us or our subsidiaries in connection with our business does not form a part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011.

We conduct substantially all of our business through our operating subsidiaries in China and the United States. We own, directly or indirectly, 100% of the equity of all of our operating subsidiaries, with the exception of STA, which is 94.45% owned as of April 3, 2015. We own the equity of our major operating subsidiaries in China, directly or indirectly, through WXAT BVI, an intermediate holding company incorporated in the British Virgin Islands on June 3, 2004, under the name WuXi PharmaTech (BVI) Inc., with no significant assets and/or operations of its own. Substantially all of our business conducted in the PRC is through our primary operating subsidiary, WXAT, which was established in December 2000 under the name WuXi PharmaTech Co., Ltd.

We commenced operations and began offering our pharmaceutical and biotechnology R&D outsourcing services in 2001. In connection with our initial public offering, we incorporated WuXi PharmaTech (Cayman) Inc., a holding company, in the Cayman Islands on March 16, 2007. We and certain of our shareholders completed the initial public offering in August 2007.

In 2011, we completed several acquisitions: Chemdepo, which primarily offers radioactive chemistry compound synthesis services; Abgent, which is a service provider of biological research reagent products; and two Chinese clinical research services companies, Jiecheng and MedKey, to expand into clinical trial services in China.

In 2011, we formed a corporate venture fund structured using PRC and offshore entities to facilitate RMB and U.S. dollar investments. This is a 100% owned fund, to which we have made a capital funding commitment of up to $50 million, with an investment focus on technology and life-science companies.

In September 2012, we formed WuXi MedImmune Biopharmaceutical Co. Ltd., a joint venture with MedImmune, the global biologics arms of AstraZeneca, to develop and commercialize MEDI5117, a novel biologic for autoimmune and inflammatory diseases, in China. In April 2013, we formed a joint venture with PRA International Inc.—WuXiPRA Clinical Research Services, Co. Ltd., or WuXiPRA—to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. Jiecheng is now a wholly owned subsidiary of WuXiPRA.

In September, 2014, we acquired XenoBiotic Laboratories, Inc., a contract research organization that provides bioanalytical, drug metabolism and pharmacokinetic services to the pharmaceutical, animal health and agrochemical industries and has research facilities in Plainsboro, New Jersey, and Nanjing, China.

In January 2015, we acquired NextCODE Health, a genomic analysis and bioinformatics company with operations in the U.S. and Iceland.

To provide STA, our China-based small-molecule manufacturing subsidiary, with the ability and flexibility to raise cash from the Chinese capital markets for facility expansion and mergers and acquisitions, on April 3, 2015 we listed STA on the newly established over-the-counter stock exchange in China (commonly referred to as the New Third Board). In connection with this listing, we did not publicly offer STA shares and we may not offer STA shares in the near-term or at all. For more details regarding STA and factors that could impact the listing of STA and any offering of its shares, see “see Item 4.B, “Business Overview—Manufacturing Services Segment—Small Molecule Commercial Manufacturing,”

For additional information on our organizational structure, see Item 4.C, “—Organizational Structure.”

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

In research and development of small-molecule pharmaceuticals, chemical synthesis and other discovery chemistry services that involve substantial labor inputs are well suited to outsourcing to China. This was the original capability of our company. We are a leader in providing such discovery chemistry services and are among the largest employers of chemists in the worldwide pharmaceutical industry. Other areas of discovery and development, including biology, medicinal chemistry, DMPK/ADME, formulation, analytical development services, process research, research manufacturing, toxicology, bioanalytical services, clinical research, genomics and bioinformatics are increasingly being outsourced to us and other CROs. We believe the share of small-molecule pharmaceutical R&D spending that is being outsourced to developing countries like China is increasing and will continue to increase for the foreseeable future as the fast-growing pharmaceutical market in China draws increasing R&D activities there.

China-based CROs are also increasingly used to discover and develop large-molecule biologic products, which are a growing portion of the product pipelines of biopharmaceutical companies. CROs perform most of the stages of biologic product development, from discovery of novel monoclonal antibodies to cell-line development, process development and cGMP manufacturing. Testing services for biologic products are primarily performed by CROs in developed countries, including WuXi’s operations in the United States.

Medical-device companies often have found it more economical to use CROs to perform testing services for their products, such as biocompatibility, toxicology, microbiology, package testing and lot release testing, than to create and support the organizations to complete such services themselves. Such services are generally performed by CROs in developed countries, including WuXi’s operations in the United States.

CROs can use some capabilities both to serve life-science companies and to develop products and services to offer directly to healthcare providers and their patients. For example, capabilities of a CRO in gene sequencing and bioinformatics can both help pharmaceutical and biotech companies learn how their products impact patients with individual genetic profiles and be used in developing diagnostic tests and other products and services for such patients.

Company Overview

We are a leading pharmaceutical, biotechnology and medical device R&D services company, with operations in China and the United States. We provide a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process to our customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the cycle and lowering the cost of pharmaceutical and medical device R&D by providing cost-effective and efficient outsourcing solutions. We have approximately 2,400 customers, including most of the largest pharmaceutical companies by revenues, many of whom have presented us with awards for our performance.

When we were founded in 2000, our core business was to provide chemistry services to synthesize small molecules at the beginning of the drug discovery process. Over the years, we have built an integrated R&D services platform along the entire value chain of drug discovery and development. We believe we have one of the broadest integrated service and technology platforms in the life-science industry, from discovery to preclinical development to clinical development. We continue to broaden our customer relationships with our expanded capabilities and integrated services. Our mission is to enable anyone and any company to use our integrated open-access drug discovery and development platform to discover and develop new therapeutic products to benefit patients worldwide.

We are well positioned to capitalize on the global trend toward greater R&D outsourcing by emphasizing our experience, capabilities, quality, responsiveness, protection of customer intellectual property and reliability.

As of December 31, 2014, the number of locations and aggregate square footage of floor space by geographic area were as follows:

	Number of Locations	Approximate Square footage
United States	4	209,000
China	8	3,450,930

Total	12	3,659,930

See Item 4.D, “—Property, Plant and Equipment” for a description of these facilities.

On January 9, 2015, we acquired a 2,250 square-foot facility in Cambridge, Massachusetts, and a 3,466 square-foot facility in Reykjavik, Iceland, for genomics and bioinformatics services.

Our net revenues increased from $499.9 million in 2012 to $578.1 million in 2013 and $674.3 million in 2014, representing year-over-year growth of 15.6% and 16.6%, respectively. Excluding the acquisition of XenoBiotic Laboratories, Inc., in September 2014, revenues in that year were $669.0 million and year-over-year growth was 15.7%. Revenue growth was generated by increased demand for our broadening platform of services. We generated most of our revenues in each of these years from customers headquartered in the United States and Europe. Our historical growth rate is attributable primarily to an increasing customer base and a greater number of projects that resulted from our expanded capacity and increased service offerings. Net income increased 32.3% from $86.6 million in 2012 to $114.6 million in 2013 and decreased 2.1% to $112.2 million in 2014. Net income growth in 2013 was primarily due to growth in demand for our services and higher other income, primarily realized gains and mark-to-market gains on foreign-exchange forward contracts. The small decline in net income in 2014 was primarily due to increased investment in new capabilities, including talent, laboratories and technologies, particularly in manufacturing, biologics, genomics, R&D, sales and marketing and information technology, as well as mark-to-market losses on foreign-exchange forward contracts, partially offset by continued growth in demand for our services, improvement in the productivity of our scientists and gains on the sale of our corporate venture fund investments.

Backlog for our Laboratory Services segment was $242.4 million as of December 31, 2014, compared to $186.1 million and $104.8 million as of December 31, 2013 and 2012, respectively. Backlog for our Manufacturing Services segment was $122.9 million as of December 31, 2014, compared to $91.7 million and $84.9 million as of December 31, 2013 and 2012, respectively. We maintain an order backlog to track anticipated revenue from projects that are expected to begin in the near future or are in process and have not been completed. The backlog amounts included herein are determined based on written evidence of a customer’s intention, including signed contracts, purchase orders or letters of intent, and are typically recognized in revenues within the following year.

Our backlog as of any date is not necessarily a meaningful predictor of future results for a variety of reasons. The projects included in backlog vary in duration and scope. While we have not experienced significant deviations historically between amounts included in backlog and the amount ultimately recognized in revenue, there is no assurance that projects included in backlog will not be cancelled or delayed by our customers at any time.

Our Strategy

Our mission is to build an open-access technology platform of integrated services that will enable anyone and any company to discover and develop healthcare products and services to benefit patients. We believe that an open-access platform is the most effective and efficient way to allow life-science researchers to capitalize their knowledge and experience and improve productivity. We have established technologically advanced operations both in China, where we have access to high-quality talent and facilities to provide drug discovery and development services at lower cost than in the United States and Europe, and in the United States, where we have strong capabilities in the testing of biologics and medical devices, cell-therapy manufacturing, DMPK/ADME services, bioanalytical services, genomics and bioinformatics. With these operations, we believe we are well positioned to provide considerable value to the world’s life-science companies.

Our company is now evolving to broaden its product and service offerings beyond those of a traditional contract research organization. To date we have developed capabilities in three main areas outside of traditional CRO services: genomics / bioinformatics, mobile technologies and China healthcare initiatives.

Our WuXi Genome Center has state-of-the-art gene sequencing technology, to which we have added capabilities in bioinformatics with our acquisition of NextCODE Health in January 2015. We are developing genomics / bioinformatics products and services that we expect to offer not only to life-science customers but also directly to doctors, patients and hospitals globally. Our initial product development efforts are in the areas of rare pediatric diseases, cancer, cardiovascular diseases and executive health check services.

We are also building a mobile technology business to take advantage of the growing impact of global connectivity on the R&D community. To date, we have developed two technologies to assist our life-science customers. LabNetwork is a global mobile technology platform that connects buyers and sellers of research chemicals, backed by a global warehousing and logistics system and web and mobile tools. WuXi V-Lab is a mobile app that allows the global research community to order customized small-molecule compound synthesis services through a mobile device.

We are also undertaking several China Health Initiatives to address the needs of China’s large and rapidly growing healthcare market. McKinsey & Company estimates that healthcare spending in China will grow from approximately $350 billion in 2014 to approximately $1 trillion in 2020. To serve our traditional life-science customers, we have built world-class and end-to-end capabilities in five major platforms: small molecules, biologics, medical devices, genomics and cell therapies. We have acquired extensive knowledge of both Western innovations through our work with about 2,400 customers and of China’s large, unmet medical needs. We formed a new business unit named Product Development Services and Partnership, or PDSP, to lead collaborations with our Western partners to either co-develop new drugs for the China market or to provide clinical and regulatory product development services. We are also bringing our capabilities that we have developed in other countries, such as cell-therapy manufacturing, to China.

Other China Healthcare Initiatives extend our R&D capabilities directly to patients, doctors, and hospitals in China, with the goal of helping doctors to treat patients better and helping patients to receive better treatments. We have developed Boshi360.com, a Chinese-language web portal where the nearly 17 million Chinese patients with rare diseases can now access information about their condition and locate third-party professionals to assist in professional consultations. Effective cancer screening largely does not exist in China today. Air pollution and smoking have increasingly made China an unfortunate leader in terms of the number of new cases of lung cancer, for which we are developing lung fusion tests and EGFR liquid biopsy tests to detect genetic abnormalities to aid in patient diagnosis and treatment. We are also developing BRCA1/BRCA2 screening tests for breast cancer to address the underdiagnosis of breast cancer in China.

Our Competitive Strengths

Since our incorporation in December 2000, we have worked hard to build an open access technology and capability platform company. Our competitive advantages include:

An integrated, open-access R&D services platform. We have built a broad range of contiguous services that promote the efficient advancement of therapeutic product candidates through the drug discovery and development value chain.

An experienced international management team. Many of our senior management are professionals educated at major universities in the United States and China, with extensive work experience in leading pharmaceutical, biotechnology and medical device companies, including many that are our current customers.

A highly educated and trained workforce. As of December 31, 2014, we had 8,837 employees, including 6,842 science professionals. More than 45% of our scientists have obtained Master’s degrees and above. We successfully recruit recent graduates from universities in China and have an extensive proprietary training program. More than 92% of our employees work in China.

Operational excellence. We have developed operating procedures that meet the high quality standards of the world’s leading life-science companies.

Broad technical expertise. Our scientists have technical backgrounds in most of the functions necessary for pharmaceutical, biotechnology and medical device discovery, preclinical and clinical operations.

World-class facilities. Our laboratories and manufacturing facilities and the equipment with which they are furnished meet international standards.

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

Labor costs. While our company’s costs of scientific labor, which is mainly based in China, have been increasing about 10% per year for the past few years, they remain significantly below the cost of similar labor in developed countries, and we expect that cost differential to continue for an extended period of time.

Compliance. Our operations and facilities comply with US FDA, OECD and China FDA regulatory requirements for cGMP, GLP and GCP.

Our Services

We conduct our operations in two segments:

•	Laboratory services for pharmaceutical, biotechnology and medical device companies. China-based laboratory services for pharmaceutical and biotechnology companies include services for small molecules, such as synthetic chemistry, biology, medicinal chemistry, DMPK/ADME, formulation, analytical chemistry, toxicology, clinical development, bioanalytical services, genomics, bioinformatics, research reagent production and clinical services, as well as services for discovery and development of biologics. U.S.-based laboratory services include testing services for biologics, medical devices and combination products and production of cell therapies.

•	Manufacturing services, which include the development of manufacturing processes and the production of advanced intermediates and active pharmaceutical ingredients, or APIs, for use by pharmaceutical companies in preclinical and clinical trials of small-molecule products and in commercial products, as well as the production of biologic products.

Net revenues from our Laboratory Services segment increased from $382.9 million in 2012 to $430.9 million in 2013 and $492.0 million in 2014, or 12.5% and 14.2% growth, respectively. Net revenues from our Manufacturing Services segment increased from $117.0 million in 2012 to $147.2 million in 2013 and $182.3 million in 2014, or 25.8% and 23.8% growth, respectively.

Laboratory Services Segment

Pharmaceuticals

We provide a broad and integrated portfolio of pharmaceutical services, including:

Synthetic Chemistry. We employ approximately 2,800 chemists to perform services in custom synthesis, compound library design and synthesis and specialty chemistry. We perform custom synthesis of reference compounds, intermediates and product candidates from mg to kg scale, providing a quotation for customers within 48 hours. Our library design, synthesis and purification operations, with advanced computational tools and access to a stock room of more than 20,000 reagents, have delivered millions of compounds to our customers since 2001. We offer a catalog of WuXi-designed templates / scaffolds and other off-the-shelf compounds, including fragments, building blocks, library compounds and purified natural products. We offer these compounds through a commercial website. We also have teams of experts to provide specialty chemistry services in fluorination and nucleoside chemistry. Our compound management services include storage, formatting, re-formatting and assay plate preparation in a temperature-controlled storage facility equipped with barcode / RFID technology and a customizable software system for compound tracking. In January 2015, we introduced WuXi V-Lab, a mobile app for Apple and Android devices to allow our customers to order, track and pay for compound synthesis services quickly and easily.

Analytical Chemistry. After we synthesize compounds, we purify and analyze them in a scalable lab, which simplifies an otherwise cumbersome process, lowers cost and shortens development time. To support synthetic and process chemistry for both WuXi and our customers, we offer analytical and separation chemistry services that include chiral separation, natural product purification, high-throughput purification and analysis, high-throughput physical property determination, isolation and structure elucidation of impurities and method validation.

Peptide Synthesis. We provide synthesis and purification services for peptides and peptidomimetics. Our expertise extends to route design, unnatural amino acid synthesis and incorporation, synthesis of long peptides (up to 95 amino acids), peptide modifications and cyclic peptides.

Catalog Reagents. We provide a catalog of reagents, available in a few days to a few weeks mainly from Chinese vendors that have been pre-screened by WuXi. We have developed and launched LabNetwork, a global mobile technology platform that connects buyers and sellers of research chemicals, backed by a global warehousing and logistics system.

Medicinal Chemistry. After compounds are synthesized, our medicinal chemistry operations provide a broad range of services to create a successful preclinical candidate and its IND package: chemistry do-ability assessment of new biological targets, high-throughput screening, literature-based hit identification, hit generation and target validation, hit-to-lead optimization, lead optimization and preclinical candidate selection and computational medicinal chemistry. We perform these services for all known target families and therapeutic areas. These services are performed in collaboration with other WuXi functional areas: synthetic chemistry, structural biology, computational biology, in vitro biology, in vivo pharmacology, DMPK/ADME and safety assessment and toxicology.

Discovery Biology. Our discovery biology group offers services in reagent generation, assay development, screening, biomarker research, custom monoclonal antibody generation, stable line development, biosafety and adventitious virus testing. We are organized in five therapeutic areas: oncology, infectious disease, cardiovascular and metabolic disease, immunology and inflammation and CNS and pain. Our structural biology function has built capabilities in protein crystallography, fragment-based drug discovery, structure-based drug design and chemoinformatics to understand the molecular structure of proteins and other macromolecular targets and the binding potential of therapies under development. The safety pharmacology group uses its expertise in electrophysiology, in vitro pharmacology and early toxicology to profile compounds for potential adverse drug reactions at various R&D stages, thereby helping to deliver high-quality drug candidates faster and at lower cost.

DMPK/ADME. We perform drug metabolism and pharmacokinetics, or DMPK, and absorption, distribution, metabolism and excretion, or ADME, services to gain information about how the human body changes a pharmaceutical physically and impacts its action, including its efficacy and toxicity. We offer in vivo pharmacokinetic studies in small and large mammals by measuring drug concentrations in a range of biological matrices, including blood, urine, bile, cerebrospinal fluid and tissues. We have capabilities to administer drugs using a variety of dosing routes and to provide results in a rapid turnaround time. We operate two animal facilities: a 14,000 square-foot AAALAC-certified vivarium in Shanghai that handles small rodent studies, and a 10,000 square-foot AAALAC-certified vivarium in Suzhou for large animal pharmacokinetic / toxicokinetic studies. In addition, we perform full mass balance and tissue distribution studies using cold material or 14C-labeled material. Our in vitro ADME profiling services include analyzing the metabolic stability and permeability of drug candidates, interactions with transporters, drug-drug interactions and plasma protein binding. For early-stage compounds, we conduct a full panel of early ADME screening studies to investigate druggability. For drug candidates, definitive studies are conducted to profile which transporters and CYPs the drug interacts with as well as the resultant metabolic biotransformations. Our metabolite identification services include metabolite profiling, characterization and structure elucidation, bulk metabolite isolation and purification, synthesis of authentic standards of metabolites and pharmacokinetic evaluation of parent compounds and metabolites in preclinical and clinical samples. We study the metabolic pathway of a compound (cold or 14C-labeled) using in vitro (cellular and microsomal) and in vivo systems followed by high resolution mass spectroscopy and nuclear magnetic resonance to determine the number and structure of the major metabolites. We also perform pharmacokinetic / pharmacodynamic modeling studies in various rodent efficacy models, including cancer, central nervous system disorders and metabolic diseases. Our acquisition of Xenobiotic Laboratories, Inc., in September 2014 enhanced our capabilities in offering ADME studies with radio-labeled compounds, which are increasingly becoming a regulatory requirement.

Bioanalytical Services. WuXi AppTec offers comprehensive and FDA / OECD / CFDA GLP-compliant bioanalysis services to support preclinical and clinical development for small molecule drugs, biologics, vaccines and pharmacodynamic biomarkers. Our capabilities include liquid chromatography / tandem mass spectrometry method development and validation, immunoassay method development and validation, small-molecule drug sample analysis, peptide and protein drug analysis, synthesis of reference standards and stable labeled internal standards, biomarker analysis, vaccine analysis and measurement of antibody immunogenicity.

Pre-Formulation Services. Preformulation services include studies to identify the intrinsic physicochemical properties of compounds, to select an appropriate salt form, to characterize the particle size and flow properties of powders and to determine the compatibility of drug excipients. We provide services to support preparation of chemistry / manufacturing / controls (CMC) documentation, including solid state characterization, polymorph screening, crystallization process development and formulation support.

Formulation Services. We offer a range of services to convert optimized lead compounds into formulated drugs suitable for preclinical and clinical testing and to assist in preparation of regulatory filings. Our formulation development services cover a wide spectrum, including early safety studies, toxicity studies, proof-of-concept formulation development, late-stage formulation development, dosage manufacturing, packaging and product life-cycle management. Packaging and storage conditions are suggested based on thorough stability studies. Our capabilities cover both solid oral and liquid oral dosage forms.

Analytical Development. With EMA- and CFDA-inspected GMP laboratories, we provide a full range of analytical services. We develop and validate methods of analyzing APIs and formulated products for properties such as potency, purity and solubility. We also offer compound stability tests and tests necessary for the release of APIs and clinical test material. We deliver services related to regulatory compliance with chemistry, manufacturing and controls, or CMC, requirements, including creation of a readiness testing package for an Investigational New Drug, or IND, filing and development of a full CMC package. Our supercritical fluid chromotography and high-performance liquid chromotography technology for large-scale chiral and achiral separation support process chemistry of APIs or intermediates. We also offer a range of biologics analysis and stability studies.

Toxicology. We provide a full range of in vivo and in vitro preclinical safety evaluation studies as part of our integrated portfolio of drug discovery and development services. Our toxicology services cover acute, sub-chronic, chronic and carcinogenicity general toxicology; developmental and reproductive toxicology; genetic toxicology; screening and regulatory assays for genetic toxicology; safety pharmacology; immunotoxicology; and anatomic and clinical pathology. We also offer laboratory services in analytical chemistry, bio-analysis and toxicokinetic modeling, immunology and biomarkers. Our services involve a wide selection of animal models and routes of administration. WuXi has worked with scientists and government authorities to establish services that meet international regulatory requirements. Our facility is AAALAC accredited and certified as GLP compliant by the OECD and the CFDA. Our bioanalytical laboratory has received a bioequivalency inspection by the FDA. WuXi has conducted IND and NDA enabling studies for submission to the FDA, EMA and other global regulatory authorities.

We offer in vivo and in vitro non-clinical safety evaluation programs for medical devices in our St. Paul facility. Our tests include in vivo tests for acute toxicity and repeat exposure, in vitro and in vivo tests for genotoxicity, as well as tumorigenicity, biodistribution and immunotoxicity tests. The facility is FDA-registered, ISO 17025 certified, accredited by AAALAC and the American Association for Laboratory Animal Science and licensed by the U.S. Department of Agriculture and the U.S. Drug Enforcement Administration. Our studies use a variety of animal models, modes of administration and methodologies in clinical and anatomical pathology.

Clinical Development. WuXi entered the clinical trial business in China with the acquisition of Jiecheng and MedKey in 2011. WuXi and PRA formed the joint venture WuXiPRA in 2013 and have since built it into a leading clinical services management company in China. WuXiPRA covers China’s major territories and has offices in Beijing, Shanghai, Wuhan, Hong Kong and Guangzhou. Its three business divisions focus on full-service clinical studies, including phase I, phases II-III, and phase IV clinical trials, registry trials, outcomes research and medical device trials; embedded strategic consulting; and global clinical informatics, respectively. Other WuXiPRA services include project management, regulatory strategy and submissions, data management, biostatistics, drug safety reporting and medical monitoring. In connection with the formation of WuXiPRA, we contributed Jiecheng to WuXiPRA. MedKey remains a wholly owned WuXi subsidiary and operates in 40 cities in China as a site management organization. Its services include clinical research center services, subject recruitment and referral, site feasibility analysis, subject visit management, QA/QC activities at sites and GCP training of on-site staff.

Research Reagents. WuXi, through its Abgent subsidiary, is a leading provider of antibodies and related services for biomedical research and drug discovery. WuXi develops over 2,000 antibodies for research use against novel and well-established targets annually. Our competencies lie in the development of high-quality antibodies and related reagents for the study of neurodegenerative diseases, stem cells, autophagy and model organisms. Our antibodies are validated and optimized to ensure accurate and consistent performance. Abgent also offers a broad range of antibody services customized for customers’ drug discovery, including antibodies validated and optimized in customer-defined applications using either Abgent- or customer-provided antigens, protocols, samples or compounds.

Genomics and Bioinformatics. Our WuXi Genome Center, which opened in mid-2011, offers gene sequencing and bioinformatics services as part of an integrated service offering from assay development and validation through clinical testing to support our clients’ research and clinical development. We also offer services in clinical diagnostics, including genomics tests using FFPE samples and needle biopsies with blood, plasma, lung fluid, and other media. Our genomics laboratory meets international standards and is the only genomics lab in China that has been certified as meeting the Clinical Laboratory Improvement Amendments (CLIA) standards of the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services. These standards apply to all clinical laboratory testing on specimens derived from humans in the United States to give information for the assessment, diagnosis, prevention and treatment of disease. Our collection of genetically characterized Chinese patient-derived xenograft models of various cancer types, as well as a Western ancestry collection licensed from the Mayo Clinic, provides a platform for targeted therapy, biomarker discovery and translational research in a preclinical setting. In 2014, we acquired 10 Illumina HiSeq X machines, which are state-of-the-art next-generation sequencing technology, to expand beyond target panel, exome and transcriptome scale sequencing to population genome scale sequencing. We provide full-spectrum microarray services using the industry standard Affymetrix platform. We also offer both comprehensive and customized bioinformatics services.

In January 2015, WuXi acquired NextCODE Health, a genomic analysis and bioinformatics company with operations in the United States and Iceland. NextCODE Health has developed a leading genome sequence analysis platform and an efficient database architecture to enable clinicians and researchers to use next-generation sequencing data to better diagnose and treat diseases. The company’s services combine a whole genome analysis system developed at population scale with access to a large clinical genetics reference database. These capabilities give clinicians and researchers the ability to store, visualize and analyze their genetic data at base-by-base resolution, in real time, from any browser; to collaborate with other clinicians and researchers; and thereby to solve medical cases efficiently. We are in the process of combining our WuXi Genome Center operations with those of NextCODE. The NextCODE acquisition positions us to broaden our genomics business beyond supporting pharmaceutical and biotech companies in their research and clinical development to offering diagnostic products and services directly to hospitals, doctors and patients.

Biologics

We offer a comprehensive array of services, in both China and the United States, for the discovery, development, manufacturing and testing of biologics.

Discovery. Our broad spectrum of discovery services for the generation of novel monoclonal antibody therapeutics cover five functional groups: research materials, hybridoma, antibody engineering, high throughput and in vitro function assays. Our research materials generation team generates research materials for immunization and screening, such as proteins and cell lines expressing membrane proteins. Our hybridoma group uses an immunization method and advanced electro cell fusion techniques to obtain high antibody titer and high fusion efficiencies using lymphnode or spleen cells from immunized mice. Our antibody engineering group provides therapeutic antibodies of high quality using three strategies: naïve human library and phage display, OMT transgenic rat immunization library and phage display and regular mice immunization library and phage display. This group also provides integrated services for antibody refinement, including mouse antibody humanization, antibody affinity maturation and Fc engineering for longer half-life and better effector functions. Our high throughput screening team uses ELISA, FACS and other image-based binding methodologies as well as antibody biochemical characterization to ensure the identification of antibody drug candidates with high potency and suitability for functional assays and animal study. Our in vitro functional assays group allows selection of biologically relevant and functionally potent therapeutic antibody candidates to advance to in vivo assays. We are supported by WuXi’s in vivo biology groups in oncology, immunology and inflammation, cardiovascular and metabolic diseases, infectious disease and CNS and pain.

Development. We offer services in biopharmaceutical, including biosimilar, development. Our capabilities range from cell line engineering and selection to formulation analysis and assay and process optimization. Our biologic development services span all facets of biotherapeutic CMC (chemistry, manufacturing and controls) development, including technical transfer, cell line development, protein characterization, cell culture (upstream) development, purification (downstream) development, formulation development and assay development.

Multifunctional project teams transfer a sponsor’s methods, assays and processes, providing a defined baseline to measure the effects of operating procedures, raw materials, manufacturing scale-up, process optimization, protein characterization and product release criteria. After clients provide cDNA vectors or sequences for subsequent molecular cloning and after transfection into a client-specified protein expression cell line, we develop high-expressing cell pools and work with the client to select top clones. Identification and selection of high-producing stable clones can be subjected to additional rounds of subcloning and further analysis such as product quality characterization, long-term stability studies, GMP cell banking and cell line characterization. We provide a comprehensive range of analytical development and testing services to characterize biological therapeutics. Our cell culture process technology platform provides for optimization of media, seeding densities and feeding and bioreactor process control strategies to maximize expression, enhance process reproducibility and facilitate scale-up. Our downstream process development program helps optimize yields, improves product purity and provides a reproducible purification process using technologies and raw materials designed to be suitable for cost-effective large-scale manufacturing. We offer a broad array of formulation development services that cover both innovative and biosimilar drugs and both liquid dosage forms and lyophilized powders. We provide expertise in formulation and analysis of monoclonal antibodies, recombinant proteins, fusion proteins, growth factors, blood factors, cytokines, colony stimulating factors, vaccines and other therapeutic proteins.

Biologics Testing. Utilizing in vitro, in vivo, molecular and analytical methodologies, we provide biologics testing services to take products from development to commercialization. Our services include biomarker identification and development, assay development, protein characterization, supply chain assessments, cell and viral bank characterization, viral clearance, lot release programs, stability studies, cleaning validations, sterility assurance and bioanalytical studies.

Medical Devices

We offer testing and development services to ensure that a medical device is manufactured, packaged and sterilized in accordance with GMP guidelines. Our in vivo and in vitro toxicology testing includes materials selection and evaluation, product efficacy and materials performance, materials characterization, risk assessment, biocompatibility, toxicology, sterilization / inactivation validation, package integrity validation, controlled environment testing, raw material verification and lot release testing.

Combination Products

We offer specialized programs in support of product development, regulatory submission and marketing claims for combination products, including devices, tissue products, biologics and pharmaceuticals. We offer testing services for combination products in antimicrobial efficacy, biocompatibility / safety, microbiology, orthobiology and toxicology. WuXi also offers cGMP processing services for combination, device and tissue products that require aseptic processing.

Cell-Therapy Manufacturing

We offer services in the manufacture of autologous and allogeneic cell therapies. Autologous cell therapies involve harvesting a patient’s cells, engineering them to address a disease, and reintroducing them back into the patient. Allogeneic cell therapies involve introduction of engineered cells that had been harvested from a different patient. Our capabilities extend to both gene-mediated therapies, such as chimeric antigen receptor T, or CAR-T, cells, and non-gene-mediated therapies. Our capabilities are currently offered in facilities in Philadelphia, and we are also developing capabilities in this field in China.

Diagnostics

We are developing clinical tests to diagnose disease. Our genomics / bioinformatics business is developing diagnostic products and services that we expect to offer not just to life-science customers but also directly to doctors, patients and hospitals globally. Our initial product development efforts are in the areas of rare pediatric diseases, cancer, cardiovascular disease and executive health check. In China, we are developing lung fusion tests and EGFR liquid biopsy tests to detect genetic abnormalities to aid in patient diagnosis and treatment. We are also developing BRCA screening tests for breast cancer to begin to remedy the substantial underdiagnosis of breast cancer in China.

Healthcare Information

We have developed Boshi360.com, a Chinese-language web portal where nearly 17 million Chinese patients with rare diseases can now access knowledge about their condition, professional consultation and other services.

Manufacturing Services Segment

Through our Chinese subsidiary STA, we provide process chemistry services and small-molecule research and commercial manufacturing services for producing small-molecule advanced intermediates and APIs for customer use in preclinical and clinical trials and for marketed small-molecule drugs. STA’s operations are located in Shanghai and Changzhou. STA’s business (which excludes our biologics manufacturing business described below) is significantly more capital intensive than our laboratory services business, with STA currently in the process of building new facilities in Changzhou to increase its production capacity. As of December 31, 2014, STA’s assets totaled approximately $204.7 million and for the years ended December 31, 2013 and December 31, 2014, its revenues totaled approximately $140.8 million and $171.0 million, respectively.

Process Chemistry. Our cGMP-quality kilo-lab and pilot plants help our customers to develop processes to manufacture pharmaceuticals in larger quantities, from laboratory quantities measured in milligrams and grams to scale-up quantities measured in kilograms, to process optimization quantities measured in hundreds of kilograms, to commercial quantities measured in metric tons. We aim to identify the most efficient and cost-effective methods of compound synthesis. Efficiency can be improved by reducing the number of products used in synthesis, improving the yield of the desired compound and accelerating the time needed for synthesis. Our process development services are integrated with our analytical development, formulation development and cGMP manufacturing of APIs. Many of our manufacturing projects involve compounds for which we developed the scale-up methodology in process chemistry. We offer process safety evaluations as part of this service.

Small-Molecule Research Manufacturing. We began offering manufacturing process development services to meet the growing customer demand to scale up production of advanced intermediates and APIs for drug candidates to be tested in late-stage clinical trials. As a logical extension of this process development service, we then developed our own preclinical and clinical-trial manufacturing services.

Small-Molecule Commercial Manufacturing. Our capabilities in research manufacturing also allow us to be the commercial manufacturer of these APIs or key ingredients for drug candidates that complete clinical trials and receive regulatory approval. As with our laboratory services, our manufacturing services are intended to reduce our customers’ product development time and cost. We manufactured ingredients for 11 commercial products in 2014.

We have cGMP-quality manufacturing facilities in the Jinshan Chemical Industry Development Zone of Shanghai, which covers both research manufacturing and commercial manufacturing. We also have manufacturing facilities in Changzhou. Our original research manufacturing plant in Jinshan, established in 2004, complies with CFDA standards and is certified to both ISO 9001:2000 and ISO 14001:2004 standards. It measures approximately 35,000 square foot and has 38 reactors with volumes ranging from 50 to 3,000 liters each, for total volume of more than 50,000 liters. In 2010, we completed a 120,000 square-foot commercial manufacturing facility in Jinshan, with 30 reactors ranging in volume from 3,000 to 20,000 liters each, or more than 230,000 liters of total reactor volume. The facility offers advanced process automation for control of temperature, agitation and other parameters and has high-pressure, high-temperature, cryogenic and hydrogenation capabilities. In 2012, we added a second research manufacturing plant in Jinshan, which has added 33 reactors comprising 75,000 liters. Our current facilities in Changzhou comprise 40 reactors totaling 102,000 liters. We are undertaking construction of a new small-molecule research and commercial manufacturing facility in Changzhou, where we expect the first commercial manufacturing plant to become operational in late 2015 to early 2016. The new facility will have 22 reactors, with volumes ranging from 5,000 to 15,000 liters each, or more than 200,000 liters of total reactor volume. In addition to this first commercial plant, we are also building one pilot plant and a second commercial plant in Changzhou, which are expected to be completed in 2016 and 2017, respectively.

In late 2014, we submitted an application to the National Equities Exchange and Quotations (NEEQ) in China to list STA on the New Third Board, the over-the-counter (OTC) stock exchange in China. On April 3, 2015, this listing was completed. We listed STA to fund future growth by flexibly raising capital from the Chinese capital markets. China is currently undergoing capital market reform. The New Third Board was established by the State Council in January 2013 as a national OTC stock exchange to supplement trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges (commonly referred to as the Second Board). China’s GEM exchanges provide for trading of stocks of growth companies that do not otherwise satisfy the requirements for listing on the main Shanghai or Shenzhen stock exchanges. The New Third Board provides a pricing mechanism for valuing a company’s stock. As of March 11, 2015, there were over 2,000 companies listed on the New Third Board and over 700 companies with applications in the review process for listing. Policies are currently expected to be introduced in the second half of 2015 to enable NEEQ-registered companies to transfer to the GEM exchanges.

There can be no assurances that STA’s shares will obtain or maintain a favorable valuation, that we will publicly offer STA’s shares or that STA’s shares will transition to the GEM exchanges. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our listing of the shares of STA, our small-molecule manufacturing subsidiary, on stock exchanges in China may not provide the anticipated benefits and the listing could negatively impact holders of our ADSs.”

Biologics Manufacturing. Our biologics manufacturing facility is located in Wuxi city. We manufacture biotherapeutic protein products produced from mammalian cell culture. Our competencies cover major aspects of therapeutic recombinant protein and monoclonal antibody manufacture, from cell culture, purification and formulation to final filling under cGMP conditions as defined by various regulatory agencies and the Code of Federal Regulations.

Sales and Marketing

We market our services directly to customers through meetings with representatives of pharmaceutical, biotechnology and medical device companies including their senior management; maintenance of extensive internet websites; and participation in trade conferences, trade shows and scientific conferences. We also receive a significant amount of business from customer referrals. Since our inception, our senior management has been actively involved in managing our sales and marketing activities and maintaining direct relationships with our major customers.

A new customer typically assigns us a small project to test our capabilities. After we successfully complete the assignment, the customer often increases the size and duration of succeeding contracts and hires us for more types of assignments. We aim to increase our customer base by targeting pharmaceutical, biotechnology and medical device companies who recognize the cost-effectiveness of outsourcing to us and / or who lack in-house discovery and development capabilities and view outsourcing as an attractive option to achieve their objectives.

We have field forces strategically located in key geographic locations, including the United States and Europe. Our field representatives generate sales leads and work closely with technical experts to prepare quotes and to secure customer orders. We significantly expanded our sales and marketing organization in 2014 in the United States, Europe and China.

Customers

In 2014, our China-based operations provided services to approximately 1,100 pharmaceutical and biotechnology customers, and our U.S.-based operations served approximately 1,300 medical device, biotechnology and pharmaceutical companies. We generate most of our net revenues from sales to customers headquartered in the United States. Most of our large customers return to us for additional projects, and each of our top ten customers over the last four years continues to be our customer today. As a result, our customer base has grown both in number and in average revenue per customer.

The table below shows information regarding our historical customer base:

	For the Year Ended December 31,
	2012	2013	2014
Top ten customer concentration (as a percentage of total net revenues)	48%	45%	38%
Retention of top ten customers	100%	100%	100%
Average net revenues per top ten customer (millions of U.S. dollars)	$23.9	$26.0	$25.6

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

In 2013 one customer, and in 2014 no customers, accounted for more than 10% of our net revenues. In 2013, Merck accounted for 11.4% of our total net revenues. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business and Industry—A limited number of our customers have accounted for, and are expected to continue to account for, a high percentage of our revenues. The loss of, or significant reduction in, orders from any of our significant customers could reduce our revenues and have a material adverse effect on our financial condition, results of operations, cash flows and prospects.”

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

We conduct frequent customer satisfaction surveys with several of our more significant customers, measuring key performance indicators to improve our planning, execution, evaluation and support. Internally, we focus on operational improvement and innovation to achieve lower direct costs, better use of assets, faster development time, increased accuracy, greater customization or precision of data, more added value and simplified processes. Our customer support department focuses on sales support and relationship management with our customers and is dedicated to improving responsiveness to our customers’ needs and inquiries. Less-than-satisfactory marks and comments are scrutinized for root causes and used to continuously improve operations and services.

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

WuXi Venture Fund; WuXi Healthcare Ventures Fund II

In 2011, we formed a corporate venture fund, WuXi Venture Fund, with an expectation of investing up to $50 million in life-sciences companies. As of December 31, 2012, 2013 and 2014, we had invested approximately $9.8 million, $17.3 million and $36.1 million, respectively, in approximately 18 life-sciences companies. In 2012, 2013 and 2014, we recognized gains on the sale of related investment securities of $0, $1.2 million, and $16.6 million. Investment activities at our corporate venture fund are overseen primarily by Edward Hu, our Chief Financial Officer and Chief Investment Officer, with the assistance of a group of investment professionals and Dr. Ge Li, our Chairman, Chief Executive Officer and Founder. In addition to providing favorable investment returns, our corporate venture fund has allowed us to monitor developments in the life-sciences industry and has provided opportunities for us to successfully market our services to a range of potential customers. Many of our portfolio companies have used WuXi’s drug discovery and development services.

Given the various benefits of corporate venture investment to WuXi, in March 2015 our board of directors approved an anchor investment commitment of up to $50 million in a newly formed venture fund, WuXi Healthcare Ventures Fund II, with expected total commitments of approximately $200 million. WuXi Healthcare Ventures Fund II is being formed to invest in significant equity stakes in the U.S. and China. The general partners of WuXi Ventures are expected to consist of three operating partners and two non-operating partners (Dr. Ge Li and Edward Hu). The fund has not yet been raised, and investment is subject to negotiation of definitive documentation and approval by our audit committee. See Item 7, “Major Shareholders and Related Party Transactions—WuXi Healthcare Ventures Fund II.”

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

Despite measures we have taken to protect our own and our customers’ IP, unauthorized parties may attempt to obtain and use information that we regard as proprietary. See Item 3.D, “Key Information—Risk Factors—Risk Relating to Our Business.” In 2011 a junior employee, acting by himself, stole and sold for personal gain sample amounts of two patented chemical compounds made for a customer. The employee was apprehended and was convicted on May 22, 2012. We subsequently strengthened our compliance functions and key security measures, including employee training and inspections.

As of December 31, 2014, we had 12 trademarks registered in China and also had certain trademarks registered in a number of other jurisdictions, including the United States, the European Union, Japan, Korea, India and Hong Kong. Our service creed, “We Are Determined to Serve You Better,” is registered with the U.S. Patent and Trademark Office.

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

The pharmaceutical and biotechnology R&D outsourcing market remains highly fragmented. We compete with industry participants in particular service areas—for example, with ShangPharma Corporation and Pharmaron Inc. in drug discovery and chemistry and other laboratory services and with Laboratory Corporation of America and Charles River Laboratories International, Inc., in preclinical services. We now also compete with companies in biologics testing, such as Charles River Laboratories International, Inc., and BioReliance, a division of Sigma-Aldrich Corporation (with a pending acquisition by Merck KGaA), and in the medical device testing area, such as North American Science Associates Inc., and Toxikon. After the acquisition of Jiecheng and MedKey and the subsequent formation of WuXiPRA, we compete with clinical research organizations such as PPD, Parexel International and Hangzhou Tigermed Consulting Co., Ltd., in the clinical research services area. We will compete with genomics companies in the future as we build this new business. We believe that we do not compete with any single company across the breadth of our service offerings.

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

Insurance

We maintain property insurance policies covering physical damage to, or loss of, our buildings and their improvements, equipment, office furniture and inventory; employer’s liability insurance generally covering death or work injury of employees; product liability and professional errors and omissions insurance covering product liability claims arising from the use or operation of our small-molecule compounds and claims arising from negligence in connection with our services to customers; public liability insurance covering certain incidents involving third parties that occur on the premises of the company; and directors and officers liability insurance. We do not maintain life insurance for any members of our senior management or other key personnel or business disruption insurance. While we believe that our insurance coverage is comparable to that held by similarly situated companies with property in China and the United States, it may be insufficient to cover all claims for product liability or damage to our fixed assets. See Item 3.D, “Key Information—Risk Factors—We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.”

Chinese Government Regulations

We operate in a legal environment with little formalized regulation over several of our activities. The following laws, regulations and regulatory authorities are relevant to our business.

China Food and Drug Administration (CFDA)

In the PRC, the CFDA is the authority that monitors and supervises the administration of pharmaceutical products and medical devices and equipment as well as food and cosmetics. It is the successor of the State Drug Administration, or SDA, and the State Food and Drug Administration, or SFDA. The SDA was established in August 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health, or MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA. In 2008, the SFDA was downgraded and affiliated to the MOH. As a result of the recent governmental reorganization approved by the Twelfth National People’s Congress on March 14, 2013, the SFDA was renamed the China Food and Drug Administration, or CFDA, which again reports to the State Council directly and has been given the consolidated authority to regulate the entire food industry by assuming the responsibility on food regulations of the State Council’s Food Safety Office, the General Administration of Quality Supervision, Inspection and Quarantine, or AQSIQ, and the State Administration for Industry and Commerce. In the meantime, the CFDA’s existing regulatory authority over drugs, medical devices, cosmetics and dietary supplements is expected to remain unchanged.

In addition to monitoring and supervising the administration of pharmaceutical products, medical devices and equipment and food and cosmetics, the CFDA’s primary responsibilities also include formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and pharmaceuticals; evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicines; approving and issuing permits for the manufacture, export and import of pharmaceutical products and medical appliances and equipment; approving the establishment of enterprises for pharmaceutical manufacture and distribution; and examining and evaluating the safety of food and cosmetics and handling significant accidents involving these products.

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

Blood and Reagent Import/Export

According to the Circular on Strengthening Administration on Entry and Exit Inspection and Quarantine of Special Articles for Medical Use, which became effective as of August 6, 2003, and the Administrative Provisions on the Sanitation and Quarantine of Entry / Exit Special Articles, which became effective as of March 1, 2015, import or export of special medical articles, including microbes, blood and reagents, must be inspected by the relevant inspection and quarantine authorities and be approved by the MOH or its local counterparts or other authorities. In addition, the import or export entities shall establish safety management systems for special articles.

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

Certain revisions to the PRC Drug Administration Law took effect in December 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products and to ensure the quality and safety of such products for human use. The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies and medical preparations of medical institutions and for the development, research, manufacturing, distribution, packaging, pricing and advertisement of pharmaceutical products.

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

These laws and regulations generally impose liability regardless of the negligence or fault of a responsible party, unless it has legally defined immunities. These laws and regulations also require us to obtain permits from governmental authorities for certain operations. If we fail to comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators. Under certain environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste-disposal sites.

Although we believe that our costs of complying with current and future environmental laws and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our business, including financial conditions, results of operations, cash flows and prospects, they may do so. We do not expect to incur material costs to comply with relevant environmental laws and regulations. However, because the requirements imposed by these laws and regulations may change, we may be unable to accurately predict the cost of complying with these laws and regulations. In addition, although we believe that we currently comply with the standards prescribed by these laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In that event, we could be liable for any resulting damages, which could exceed our resources and adversely impact our financial position, results of operations and cash flows.

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

Animal Test Permit and Other Related Regulatory Requirements

According to the Administrative Measures on the Certificate for Animal Experimentation (Trial), performing experimentation on animals requires a Certificate for Use of Laboratory Animals. Applicants must satisfy the conditions as follows: laboratory animals must be qualified and sourced from entities that have Certificates for Production of Laboratory Animals; the environment and facilities for laboratory animals’ living and propagating must meet state requirements; laboratory animals’ feed must meet state requirements; workers feeding or experimenting on laboratory animals must have received professional training; management systems must be effective and efficient; and the applicable entity must follow other requirements as stipulated by PRC laws and regulations.

Pathogenic Microorganisms Lab Classification

According to the Administrative Rules on the Bio-safety of Pathogenic Microorganism Labs promulgated by the State Council on November 12, 2004, the labs conducting pathogenic microorganism-related experiments in China are classified into four levels based on their bio-safety protection levels as well as in accordance with the national bio-safety standards. All of our labs are Level 1 and Level 2 labs under the Administrative Rules and are prohibited from conducting experiments relating to highly pathogenic organisms. Documentation regarding the establishment, alteration and extension of such labs is required to be filed with the local administrative health or veterinary authority.

Radioisotope Use License and Other Related Regulatory Requirements

According to applicable PRC laws and regulations, it is mandatory to obtain a radiation safety license for radioisotope material handling. To apply for such license, applicants are required to meet certain conditions, including: (i) professionals who have the relevant safety and self-protection knowledge and meet health requirements and are qualified to handle radioisotope materials; (ii) facilities and equipment that meet national environmental health and safety standards; (iii) a dedicated safety and monitoring committee or dedicated safety and monitoring personnel equipped with appropriate protective equipment and monitoring instruments; (iv) sound internal safety and monitoring rules and procedures and emergency response measures to prevent or minimize damage caused by radiation accidents; and (v) the capability to treat any radioactive waste gas, liquid or solid, or a feasible treatment plan to ensure that the radioactive waste is discharged appropriately.

In addition, the purchase of radioisotope materials needs to be approved by and registered with relevant environmental protection authorities after the transfer and the disposal of radioisotope material is performed by qualified entities and filed with relevant environmental protection authorities. Enterprises using radioisotopes and radiological equipment must conduct yearly evaluation of the safety and maintenance conditions of this equipment and submit a report to the relevant environmental protection authorities.

Gene Sequencing in Clinical Applications

In February 2014, the CFDA and the National Health and Family Planning Commission, or NHFPC, issued the notice Strengthening Administration on Use of Products and Technologies Related to Gene Sequencing in Clinical Applications. The notice provides that medical instruments, reagents and other products involved in gene-sequencing technologies must be registered with the CFDA; the relevant technologies must be approved by the NHFPC before being used in clinical applications; use of unapproved technologies must immediately stop; no medical institute can practice gene sequencing in clinical applications before official standards and regulations are issued; and those that have started must cease operation.

Internet Information Services

According to the Regulation on Internet Information Service of the PRC promulgated by the State Council on September 25, 2000, and the Administrative Measures for the Licensing of Telecommunication Business Operations promulgated by the Ministry of Industry and Information Technology on March 1, 2009, providers of internet content services, or ICPs, must obtain a value-added telecommunications license, or ICP license, from the Ministry of Industry and Information Technology (MIIT) or its local counterparts before engaging in any commercial ICP operations with the PRC, while the operation of a non-profitable internet information service must be filed with the MIIT.

Internet Medical and Health Information Services

According to the Administrative Measures for Internet Medical and Health Information Services, which became effective on May 1, 2009, in order to engage in the internet medical and health information services, an applicant is subject to the examination and permit requirement of the MOH or the traditional Chinese medicine administrative department at the provincial level. The term “internet medical and health information services” refers to the provision of medical and health information services to internet users by launching a medical and health institution website, a disease-prevention and health knowledge website or a disease-prevention and health channel on a comprehensive website. The content of internet medical and health information services must be technical and accurate and conform to the relevant laws, regulations and provisions regarding the management of medical and health information. No website providing internet medical and health information services may release any superstitious and pornographic information or false information, publish any medical advertisements without examination and approval or provide online diagnosis or treatment services. In addition, no medical institution may store or process the electronic medical records and health file information on the internet.

Internet Drug Information Services

On July 8, 2014, the CFDA issued Measures Regarding the Administration of Internet Drug Information Service, pursuant to which any website which proposes to provide internet drug information services must obtain a qualification from the CFDA or its local counterparts for internet drug information services. The drug information uploaded by such websites must be scientific and accurate and comply with the laws, regulations and other relevant provisions regarding the administration of drug and medical equipment. All websites providing internet drug information services are prohibited from publishing information regarding narcotic drugs, mental health medication, therapeutic toxic medicines, radioactive medicines, anti-drug medicines or the preparation of products for medical institutions. All advertisements for the drugs published by any website that provides internet drug information services must be subject to the examination and approval of the CFDA or its applicable local counterparts.

PRC Patent Law

The PRC Patent Law was first promulgated in 1984 and was amended in 1992, 2000 and 2008. The third amendment to the PRC Patent Law became effective on October 1, 2009. One notable change in the latest amendment is the requirement of confidential examination of inventions completed in China. Under the pre-existing PRC Patent Law, for inventions completed in China, Chinese companies and individuals had to make China patent filings first before they could make foreign filings (the so-called “first-file-in-China” rule). The amended Article 20 of the Amended Patent Law now provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the State Intellectual Property Office, or SIPO, for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention. This added requirement of confidential examination by the SIPO draws concerns from foreign companies who conduct R&D activities in China or outsource R&D activities to service providers in China. The PRC Patent Law and the Implementing Regulations of the Patent Law of the People’s Republic of China (Second Revision) regulate compensation for service inventions.

Trade Secrets

According to the Anti-Unfair Competition Law of the PRC, the term “trade secrets” refers to technical information and business information that is unknown to the public, that has utility and may create business interest or profit for its legal owners or holders and that is maintained as a secret by its legal owners or holders.

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

China (Shanghai) Pilot Free Trade Zone

In September 2013, the China (Shanghai) Pilot Free Trade Zone, or China FTZ, was established. It encompasses the Waigaoqiao site where our principal executive offices are located. China FTZ acts as a test site for the liberalization of the services and financial services sectors, as well as reforms concerning interest-rate deregulation, foreign direct investment and convertibility of the Chinese currency, among others. Accordingly, the Chinese government has recently promulgated a series of regulations to carry out these and other reforms. For example, certain foreign investment administrative approvals have been suspended for a trial period of three years and replaced with various regulatory approvals and market entry restrictions specific to China FTZ.

Regulation of Foreign Currency Exchange, Dividend Distributions and Foreign Investment

Foreign-Exchange Control and Administration

Foreign exchange in China is primarily regulated by the Foreign Currency Administration Rules (1996), as amended; and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules. Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign-exchange transactions. However, conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans and investment in securities and repatriation of funds, is still subject to the approval of SAFE or its local counterparts. Under the Administration Rules, FIEs may only buy, sell and remit foreign currencies at banks authorized to conduct foreign-exchange transactions after providing valid commercial documents and, in the case of capital account transactions, only after obtaining approval from SAFE or its local counterparts. Capital investments directed outside of China by FIEs are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local counterparts and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

SAFE Circular No. 142 regulates the conversion by a foreign-invested enterprise of foreign-currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign-currency-registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign-currency-registered capital of a foreign-invested enterprise. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated SAFE Circular No. 59 in November 2010, which requires that the government authorities closely examine the authenticity of settlement of net proceeds from offshore offerings and that the net proceeds be settled in the manner described in the offering documents. SAFE also promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars could result in severe monetary or other penalties.

The value of the Renminbi in relation to the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The Renminbi is permitted to appreciate or depreciate within a band against a basket of foreign currencies. Significant international pressure continues to be applied on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a more significant fluctuation in the value of the Renminbi against the U.S. dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In July 2014, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Companies, or Notice 37, which became effective as of July 4, 2014, and replaced the previous Notice 75. Notice 37 maintain the registration requirement of PRC residents with the local SAFE branch for establishing or controlling any offshore company for the purpose of investment, and financing and conducting reverse investment in China with the domestic or overseas asset or equity that they legally hold, which is referred to as a “Special Purpose Vehicle” under Notice 75. It further requires amendment to a PRC resident’s registration in the event of significant changes to a Special Purpose Vehicle, such as an increase or decrease of capital, share transfer or exchange, merger, division or other material event. Notice 37 provides clearer guidance and procedures for the registration requirements compared to Notice 75. As Notice 37 is newly issued, it is unclear how these regulations will be interpreted and implemented. In addition, different local SAFE branches may have different views and procedures as to the interpretation and implementation of the SAFE regulations.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 37 may result in restrictions being imposed on the foreign-exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign-exchange administration regulations.

If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign-exchange restrictions and subject us to large fines. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may materially and adversely affect our business and prospects.

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

Foreign Investment

In accordance with the PRC’s Foreign Investment Catalog, investment in the “development and application of genetic diagnosis and treatment” is currently prohibited. To allow us to engage in potentially prohibited genomics activities, we expect to conduct the relevant portion of our genomics business indirectly through an affiliated entity owned by PRC shareholders. These arrangements—commonly referred to as variable interest entity, or VIE, arrangements—rely on a series of related contractual agreements with the affiliated entity and its shareholders pursuant to which the Company expects to control and maintain the beneficial interests in the underlying operations. However, in January 2015, the Ministry of Commerce of the People’s Republic of China released draft foreign investment laws of the PRC, or the Draft FIL, that appears to include VIEs within the scope of entities considered to be foreign invested enterprises subject to the restrictions under existing PRC law on foreign investment. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Investments in our genomics / bioinformatics business may fail to produce satisfactory returns to our ADS holders” for a discussion of risks related to the potential activities.

Regulations on Employee Stock Incentive Plans

Employee stock-ownership plans or stock-option plans of overseas-listed companies in which PRC individuals participate must be approved by SAFE or its authorized branch before foreign-exchange matters involving these plans can be settled.

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues of Foreign Exchange Administration of Domestic Individual Participation in Stock Option Incentive Plans of Companies Listed Overseas, or the Option Plan Registration Rules. According to these rules, the individuals in China who participate in the employment stock ownership plan or the stock option plan of an overseas-listed company are required, through a PRC agent that could be a PRC subsidiary of the overseas-listed company or a PRC institution that conducts an asset custodianship business appointed by the PRC subsidiary, to register with SAFE and deal with the relevant foreign-exchange matters in the PRC. The PRC agent must open a special account to hold funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC agent must also retain an overseas custodian agency to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. Any failure to comply with the Option Plan Registration Rules may affect the effectiveness of the employee stock-ownership plans or stock-option plans and subject the plan participants, the company offering the plans or the relevant intermediaries to penalties under the PRC foreign-exchange regime. Because we are listed on the NYSE, we and our employee optionees are subject to Option Plan Registration Rules and need to comply with the procedures provided therein.

In addition, the State Administration of Taxation has issued circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and to withhold the individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

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

In December 2013, the Standing Committee of the National People’s Congress adopted amendments to the PRC Company Law with effect from March 1, 2014, or the New PRC Company Law. The New PRC Company Law revamps the company establishment system with the purpose of streamlining the registration procedures and relaxing the threshold for setting up a company in China—for example, removing the strict requirements on the registered capital and the verification of the capital contribution. The New PRC Company Law permits that, except in situations where there are requirements in other relevant laws and regulations, companies may decide the registered capital amount, the timeframe for capital payment and the ratio between cash and other assets based on their business needs in accordance with their articles of association.

Regulations on Labor

Under the Labor Contract Law, an employer is obliged to sign labor contracts with unlimited terms with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or more favorable to the employee than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days per year, depending on their length of service. Employees who waive such vacation time at the request of employers must be compensated for three times their regular salary for each waived vacation day.

In July 2013, an amendment to the Labor Contract Law took effect to restrict the use of dispatch labor and to regulate companies that provide labor dispatch services. In March 2014, Labor Dispatch Provisional Regulations came into effect. These regulations significantly restrict the scope and percentage of use of dispatched employees by companies.

Other National and Provincial Laws and Regulations in China

We are subject to evolving laws and regulations administered by PRC governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business. We must comply with numerous state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire-hazard control. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, including results of operations, financial condition, cash flows and prospects.

Regulations in the United States and Other Jurisdictions

The services that we perform are subject to various regulatory requirements in the United States and other countries designed to ensure the safety, effectiveness, quality and integrity of healthcare products, including pharmaceuticals, medical devices, biologics and human cell and tissue products, or HCTPs. In the United States, these regulations are primarily the Federal Food, Drug and Cosmetic Act and associated regulations regarding good laboratory practice, or GLP; good manufacturing practice, or GMP; good clinical practice, or GCP; and good tissue practice, or GTP, which are administered by the FDA in accordance with current industry standards. These regulations apply to all phases of pharmaceutical, medical device, biologic and HCTP testing, manufacturing and record keeping, including personnel; facilities; equipment; control of materials, processes and laboratories; and the packaging, labeling, storage and distribution of products. Noncompliance with GLP, GMP, GCP and GTP standards by us in a project could result in disqualification of data that we collected or of the associated product. A material violation of GLP, GMP, GCP and GTP requirements could also result in additional regulatory sanctions, imposition of fines and, in severe cases, a mandated closing of our facilities, which could have a material adverse effect on our business, including its results of operations, financial condition, cash flows and prospects. In 1981, the Organization for Economic Co-operation and Development, or OECD, published Principles of Good Laboratory Practice (GLP). Subsequently, the OECD Council revised the principles and issued the Decision on Mutual Acceptance of Data in the Assessment of Chemicals and Adherence of Non-Member Countries to the Council Acts Related to the Mutual Acceptance of Data in the Assessment of Chemicals. Because China has not yet acceded to this system, separate inspections may be required by specific OECD member countries to qualify data from China as GLP for use in these OECD countries. As a result, many companies, particularly large pharmaceutical companies, do not use Chinese CROs for certain services such as toxicology services in connection with products that could be filed for approval in the United Kingdom, where authorities have raised this issue publicly.

Our laboratories and facilities in the United States are subject to regulation under federal, state and local laws relating to the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials; the surface and air transportation of laboratory specimens; and the safety and health of employees. Although we believe that we are currently in compliance in all material aspects with such federal, state and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

The United States Animal Welfare Act, or AWA, governs the care and use of certain species of animals used for research. The U.S. Congress has passed legislation that excludes the use in research of laboratory rats, mice and chickens from regulation under the AWA. As a result, some of our animal-model activities in the United States are not subject to regulation under the AWA. For regulated species, the AWA and attendant animal-care regulations require producers and users of regulated species to provide veterinary care and to utilize specific husbandry practices relating to cage size, shipping conditions and sanitation and environmental enrichment to assure the welfare of these animals. Although we believe that we comply with licensing and registration standards set by the U.S. Department of Agriculture for the care and use of regulated species, failure to comply could subject us to denial of the right to conduct business, fines, penalties and other enforcement actions.

C. Organizational Structure

WuXi PharmaTech (Cayman) Inc. is our holding company and as of December 31, 2014 owns, directly or indirectly, 100% of the equity of all of our consolidated subsidiaries. For a list of our subsidiaries as of December 31, 2014, please refer to Exhibit 8.1, “List of Subsidiaries.”

D. Property, Plant and Equipment

We currently conduct substantially all our laboratory and manufacturing activities at the following sites, which are operational or under construction:

•	A 1,229,000 square-foot R&D center at the China (Shanghai) Pilot Free Trade Zone, primarily for laboratory services. We own approximately 400,000 square feet of facilities at this site. We lease the remaining facilities under several leases with varying terms. The most recent lease involving a 10,000 square-foot facility was entered into in December 2014 and expires in December 2017. Our 1,229,000 square-foot R&D center includes a 32,000 square-foot cGMP pilot laboratory facility focused on formulation development and drug product manufacturing for clinical trials.

•	A 572,000 square-foot R&D facility in Tianjin, which is mainly focused on our synthetic chemistry services. This facility consists of (1) a 318,000 square-foot facility at Tianjin Economic-Technological Development Area, which we own; (2) a leased, 120,000 square-foot facility, the lease for which expires in 2015; and (3) a leased, 134,000 square-foot facility, the lease for which expires in 2014. We intend to migrate operations at these leased facilities into our owned facility.

•	A 208,930 square-foot manufacturing facility, which we own, in the Jinshan Chemical Development Zone of Shanghai, which is mainly focused on producing advanced intermediates and APIs. The facility includes (1) two pilot plants, totaling 88,930 square feet and (2) a 120,000 square-foot commercial plant.

•	A 60,000 square-foot large-scale manufacturing facility in Changzhou.

•	A leased, 23,000 square-foot preclinical drug safety evaluation facility in Suzhou, the lease for which will expire in December 2015 and which will need to be renewed annually.

•	A 314,000 square-foot AAALAC-accredited GLP safety evaluation center in Suzhou. This facility, which we own, focuses primarily on non-clinical toxicology research. This facility provides non-GLP and GLP toxicology services and DMPK studies.

•	A leased, 111,000 square-foot manufacturing plant in Wuxi, mainly focused on bioprocess development and biologics manufacturing, which has been in use since October 2012. The lease for this plant will expire in 2032.

•	A leased, 427,000 square-foot R&D facility for synthetic chemistry and medicinal chemistry in Wuhan. The lease for this plant will expire in 2021.

•	A leased, 83,000 square-foot FDA-registered and AAALAC-accredited R&D and manufacturing center in St. Paul, Minnesota, which is mainly focused on in vitro and in vivo biocompatibility, toxicology and process development services and cGMP manufacturing for tissue-based products for medical device companies. The lease for this facility expires in 2019.

•	A leased 76,000 square-foot building in Philadelphia, Pennsylvania, which is currently under construction and expected to be completed in June 2016. Of the 76,000 square feet, we are scheduled to lease 51,000 square feet, which will be primarily used for cell therapy manufacturing. The lease for this facility expires in 2025.

•	A leased, 50,000 square-foot FDA-registered testing center in Atlanta, Georgia, which is mainly focused on microbiology, medical device chemistry, sterilization validation and package testing. The lease for this facility expires in 2017.

•	A leased, 40,000 square-foot R&D facility in Nanjing, which is mainly focused on development phase DMPK and fit-to-the-purpose studies in China for CFDA IND/NDA submissions. The lease for this facility expires in 2019.

•	A leased, 56,000 square-foot office and R&D facility in Plainsboro, New Jersey, mainly focused on DMPK and bioanalytical services. The facilities consist of (1) a 44,500 square-foot facility at 107 Morgan Lane and (2) a 11,300 square-foot facility at 101 Morgan Lane. Both facilities are leased, and the leases expire in 2022 and 2019, respectively.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3.A, “Key Information—Selected Financial Data,” and our audited financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. See “Introduction—Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D, “Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading pharmaceutical, biotechnology and medical device R&D services company, with operations primarily in China and the United States. We provide a broad and integrated platform of laboratory and manufacturing services throughout the drug and medical device R&D process to our customers, which include many of the world’s pharmaceutical, biotechnology and medical device companies. Our services are designed to assist our global customers in shortening the time and lowering the cycle of drug and medical device R&D by providing cost-effective and efficient outsourcing solutions.

We group our operations into two segments: Laboratory Services and Manufacturing Services. Our Laboratory Services segment focuses on helping our customers to discover and develop small-molecule and large-molecule pharmaceuticals through our discovery chemistry, biology, medicinal chemistry, DMPK, formulation, analytical development, toxicology, bioanalytical, research reagent production, genomics and clinical services as well as biopharmaceutical discovery, development and testing and medical device testing. Our Manufacturing Services segment focuses on producing advanced intermediates and APIs for small-molecule pharmaceuticals used in preclinical and clinical trials or marketed commercially, as well as therapeutic protein and antibody drugs used in preclinical and clinical trials.

In 2011, we formed a corporate venture fund, with an expectation to invest up to $50 million in life-science companies. As of December 31, 2012, 2013 and 2014, we had invested approximately $9.8 million, $17.3 million, and $36.1 million, respectively, in those companies. As of December 31, 2014, we have realized $23.6 million in gains from sale of securities in three portfolio companies in which we had invested $7.0 million.

Our current customers include most of the world’s largest pharmaceutical companies as measured by revenue, as well as other large and small pharmaceutical, biotechnology and medical device companies and academic institutions and non-profit organizations. In 2014, we provided services to more than 2,400 pharmaceutical, biotechnology and medical device customers. Many of these customers have presented us with performance awards. Each of our top ten customers over the last four years continues to be a customer.

The pharmaceutical industry is undergoing transformational change and is adopting a more collaborative and networked model. Outsourcing of R&D is one of the key elements of this industry transformation, as companies benefit from the flexibility of working on more of a variable cost basis with a network of vendors. Offshore outsourcing, especially to China, provides further benefits, in particular access to high-quality scientific expertise at an affordable cost. We believe that growth in offshore outsourcing and in China’s domestic pharmaceutical market, already one of the two or three largest in the world and growing rapidly, will cause more pharmaceutical R&D to be conducted in China. To be prepared to lead this industry transformation and to drive the growth of our business, we will continue to expand our service offerings.

Our net revenues increased from $499.9 million in 2012 to $578.1 million in 2013 and $674.3 million in 2014, increases of 15.6% and 16.6%, respectively. Our revenue growth is attributable primarily to new capabilities, a larger customer base and increased revenue per customer. This revenue growth was broad-based, with 12.5% and 14.2% growth, in 2013 and 2014, respectively, in Laboratory Services and 25.8% and 23.8% growth, in 2013 and 2014, respectively, in Manufacturing Services.

Our gross profit increased from $183.3 million in 2012 to $211.6 million in 2013 and $251.7 million in 2014, increases of 15.5% and 19.0%, respectively, mainly due to increased revenue. Our gross margin was 36.7% in 2012, 36.6% in 2013, and 37.3% in 2014.

Our operating income increased 17.7% from $89.4 million in 2012 to $105.2 million in 2013, mainly due to increased revenue. Operating income decreased 1.4% to $103.7 million in 2014, mainly due to increased investment in new capabilities, particularly in the manufacturing, biologics and genomics businesses and in the functional areas of R&D, sales and marketing and information technology. Our operating margin was 17.9% in 2012, 18.2% in 2013, and 15.4% in 2014. The increase in operating margin in 2013 resulted from improved productivity and the ramp-up of our preclinical and biologics businesses, which more than offset the negative effects of labor cost inflation, appreciation of the Renminbi relative to the U.S. dollar and investment in new businesses. The decrease in operating margin in 2014 resulted primarily from significantly increased investment.

Our net income increased 32.3% from $86.6 million in 2012 to $114.6 million in 2013, mainly due to strong revenue growth, relatively flat gross margin and operating margin, higher non-operating income primarily from realized and mark-to-market gains on foreign-exchange forward contracts and a relatively flat effective tax rate. Our net income decreased 2.1% to $112.2 million in 2014, mainly due to increased investment in new capabilities, particularly in the manufacturing, biologics and genomics businesses and in the functional areas of R&D, sales and marketing and information technology and mark-to-market losses on foreign-exchange forward contracts, partially offset by gains on venture fund investments.

Our capital expenditures were $55.9 million in 2013 and were mainly incurred to construct, expand and update our laboratory service facilities and equipment. Our capital expenditures of $108.0 million in 2014 were mainly incurred to construct, expand, and update our laboratory service facilities and equipment and to construct small-molecule manufacturing facilities in Changzhou. We expect to make about $180-$200 million of capital expenditures in 2015, including completion of the construction of small-molecule manufacturing facilities in Changzhou and initial construction of new commercial manufacturing facilities for biologic products in Wuxi.

We have announced several growth initiatives and strategies, including construction of new small-molecule and biologics manufacturing facilities, listing and anticipated issuance of shares of STA in China, investing in genomics/bioinformatics, investing in mobile technologies, and investing in various China healthcare initiatives. While we expect these initiatives and strategies will position us for future growth, we expect in the near term they will negatively impact our profitability and present significant new risks and uncertainties.

We increased our headcount from 7,445 at year end 2013 to 8,837 at yearend 2014, to meet growing demand. In 2015, we plan to continue increasing our headcount slightly less than anticipated revenue growth to meet the anticipated growth in demand for our services.

Components of Revenue and Expenses

Net Revenues

Our net revenues represent our total revenues from operations, less sales taxes. We generated most of our net revenues over the last three years from U.S.-headquartered customers, with most of the remaining revenues coming from customers based in Europe and Japan. Most of our revenues came from pharmaceutical companies, with the remainder mainly coming from biotechnology and medical device companies. We expect the general composition of our customer base to be similar in 2015.

Laboratory Services Segment

Laboratory services are composed of China-based small-molecule and large-molecule services such as synthetic chemistry, biology, medicinal chemistry, DMPK/ADME, formulation, analytical development, toxicology, bioanalytical services, research reagent production, genomics and clinical research, as well as U.S.-based services for testing of biologics and medical devices. Our Laboratory Services revenues are generated primarily on a fee-for-service basis or on a full-time-equivalent basis. For fee-for-service contracts, we are compensated for our work on the basis of shipment of a negotiated deliverable, generally data about a compound or quantifies of a manufactured compound. The duration of fee-for-service contracts varies from a few months to a few years. For full-time-equivalent, or FTE, contracts, the customer pays a fixed rate per FTE employee per period of time, and we recognize revenues as the services are provided. Full-time-equivalent contracts generally are for multiyear periods. In recent years, revenues from fee-for-service contracts have been growing faster than, and are now larger than, revenues from full-time-equivalent contracts.

Manufacturing Services Segment

We derive our Manufacturing Services revenues from four sources, all based in China: providing manufacturing process chemistry services, manufacturing advanced intermediates and APIs for small molecules for use by our customers in preclinical and clinical trials, manufacturing advanced intermediates for marketed small-molecule products and manufacturing biologic drugs. We generate all of our Manufacturing Services revenues on a fee-for-service basis. Under fee-for-service contracts, we are compensated for the shipment of a negotiated deliverable.

Cost of Revenues

Laboratory Services Segment

Cost of revenues of the Laboratory Services segment consists primarily of (a) labor costs, including salaries, bonuses, share-based compensation charges and other benefits for employees who provide laboratory services; (b) raw material costs, including catalysts, reagents, solvents, laboratory animals, biological products and laboratory supplies; and (c) overhead, including fixed-asset depreciation, intangible-asset amortization, utilities, rents, employee salaries, bonuses, an allocation of share-based compensation charges and benefits and other expenses associated with support functions, such as health, safety, environmental protection, quality assurance and logistics, including an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform.

Cost of revenues of the Laboratory Services segment increased in 2013 and 2014 principally in connection with increased sales and additionally due to increasing labor costs. We expect cost of revenues in the Laboratory Services segment to increase in 2015 driven by higher demand for our services. Headcount is expected to grow roughly in line with revenue growth as we expand to meet anticipated growth. We also expect that rising labor costs in China will increase our near-term labor costs as a percentage of Laboratory Services segment net revenues, partially offset by improved employee productivity and operating efficiency. However, we expect near-term raw-material costs as a percentage of Laboratory Services segment net revenues to remain relatively stable due to steps we are taking to control raw-materials costs, such as improving raw-material usage efficiencies and taking advantage of economies of scale. We expect near-term overhead costs to increase in absolute terms as we expand our facilities, purchase new equipment and increase the size of our supporting staff to meet future business needs. However, we expect the near-term Laboratory Services segment overhead costs as a percentage of net revenues to be relatively stable, with the leverage of improved facility utilization and economies of scale partially offsetting overhead expense increases. Labor, material and overhead costs in China may also increase in U.S. dollar terms due to Renminbi fluctuation versus the U.S. dollar.

Manufacturing Services Segment

Cost of revenues of the Manufacturing Services segment consists primarily of (a) labor costs, including salaries, bonuses, share-based compensation charges and other benefits for employees who provide manufacturing services; (b) the cost of raw materials used in manufacturing; and (c) overhead, consisting primarily of facility depreciation, utilities and the costs of employee salaries, bonuses, share-based compensation charges and benefits and other expenses associated with support functions, such as quality control and quality assurance, including an allocation of our share-based compensation charges based on the nature of work that certain employees are assigned to perform.

Cost of revenues of the Manufacturing Services segment increased significantly in 2013 and 2014 due to increasing demand for such services. In 2014, we expect the cost of revenues of the Manufacturing Services segment to increase as demand for research manufacturing services grows. With an increase in manufacturing orders, we expect to increase our manufacturing headcount and to have increased raw material and utility costs.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin represents gross profit divided by net revenues. Gross profit increased significantly in 2013 and 2014 primarily due to increased revenues from higher demand for our services. Gross margin was relatively flat in 2013 as downward pressure from labor cost inflation, RMB appreciation versus the U.S. dollar and investment was essentially offset by improved productivity. Gross margin increased in 2014 as benefits from improved productivity and business mix more than offset downward pressure from labor cost inflation and investment. The exchange rate of the RMB versus the U.S. dollar fluctuated significantly during 2014 but did not appreciate or depreciate significantly.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. In 2014, our operating expenses increased significantly as we invested in talent and capabilities in R&D, information technology, sales and marketing and administration to drive future growth. We expect the ratio of operating expenses to net revenues to further increase in 2015 as we continue these investments.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of salaries, bonuses, commissions and other benefits for our sales and business development personnel and promotional activities and tradeshow expenses. In 2015, we expect our selling and marketing expenses to increase due to the need to invest in business development in order to increase market penetration and to promote our newer services.

General and Administrative Expenses

General and administrative expenses consist primarily of (a) salaries, bonuses and other benefits for senior management and employees in our administrative departments, including finance, human resources, the executive office, site administration, legal, information technology, public relations and investor relations; (b) external legal, consulting and auditing fees and (c) allocation of facilities, utilities and other overhead expenses. In certain periods, general and administrative expenses are partially offset by government cash subsidies for our general use that are awarded at the discretion of local Chinese authorities. General and administrative expenses also include an allocation of our share-based compensation charges based on the nature of work that certain employees perform.

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

Revaluation of Contingent Consideration

In 2012, we recorded a gain from revaluation of contingent consideration of $3.4 million- relating to the Abgent acquisition. We recorded no gain or loss on contingent consideration in 2013 or in 2014.

Impairment Charges for Goodwill and Intangible Assets

We test the carrying amounts of goodwill, acquired intangible assets and other long-lived assets in accordance with relevant guidance. See “—Critical Accounting Policies—Goodwill and Impairment of Long-Lived Assets.” In 2012, we recorded a $3.4 million impairment charge related to Abgent due to the reduced outlook for its antibody reagent business. No impairment charges were recorded in 2013 and 2014.

Operating Income and Operating Margin

Operating income is equal to gross profit less operating expenses. Operating margin is equal to operating profit divided by net revenues. In 2013, operating margin increased and continued to increase slightly as the favorable effect of improved productivity more than offset the unfavorable effect of labor cost inflation and new investments. However, the operating margin decreased in 2014 due to the increased selling and marketing expenses, general and administrative expenses, merge and acquisition costs and research and development expenses.

Other Income, Net

Other income includes realized and unrealized (mark-to-market) gains and losses on foreign-exchange forward contracts, gains and losses from venture fund investments, gains and losses from investments in joint ventures and government subsidies. In March 2015, we agreed to sell STA shares to 75 eligible members of STA and WuXi management, representing approximately 5.55% of STA’s then-outstanding shares. These shares were sold at fair market value based on a third-party appraisal of STA’s equity value, and we will recognize a related gain in the second quarter of 2015.

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

United States

WXAT Holding, AppTec, Xenobiotic Laboratories, NextCode Health USA and LabNetwork are registered in Delaware, Delaware, New Jersey, Delaware and Maine, respectively. They are subject to a U.S. federal corporate marginal income tax rate of 35%. They are subject to state tax rates ranging approximately from 5% to 10%. As of December 31, 2014, these entities had gross federal and state net operating losses of $0.7 and $0.8 million, respectively.

Hong Kong

STA HK, WuXi AppTec (Hong Kong) Ltd., XBL-HK, Ltd. and WuXi Biologics (Hong Kong) Ltd. were subject to Hong Kong profit tax at a rate of 16.5% in 2014.

China

The EIT Law and its implementing rules permit certain HNTEs to enjoy a reduced 15% EIT rate subject to certain general factors described in the EIT Law and the related regulations. In the fourth quarter of 2008, our PRC subsidiaries WXAT, WASH, WATJ and STA were recognized by the local provincial Municipal Science and Technology Commission, the Finance Bureau and the State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore, WXAT, WASH, WATJ and STA were eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as HNTEs. According to the three-year review schedule regulated by the relevant government authority, WASH, WATJ and STA successfully re-applied for their HNTE qualification in 2014. Thus, those three entities are eligible to enjoy a preferential tax rate of 15% for 2014 through 2016. In 2010, WASZ, located in Suzhou, was recognized as an HNTE and successfully renewed its HNTE certificate in 2013, making it eligible to enjoy a 15% preferential tax rate as an HNTE from 2010 through 2015. In 2012, STA R&D, Abgent SZ and WAWH were recognized as HNTEs and were eligible to enjoy a reduced 15% EIT rate for 2012 through 2014. STA R&D obtained approval from the relevant tax authorities to enjoy the one-year exemption and three-year 50% deduction (“1+3 tax holiday”) in April 2013, thus STA R&D became eligible for income tax rates of 0%, 12.5%, 12.5%, and 12.5% for 2011 through 2015. WABIO was recognized by the local provincial Municipal Science and Technology Commission, the Finance Bureau and the State and Local Tax Bureaus as HNTEs under the EIT Law. Therefore, WABIO was, is, and will be eligible to enjoy a preferential tax rate of 15% for 2013 through 2015. However, as the continued qualification of an HNTE is subject to annual evaluation and a three-year review by the relevant government authority in China, it is uncertain whether all these entities can pass the future review, and our computation of deferred taxes is based on the enacted tax rate, which does not factor in the extension of the HNTE status. If either or all of them fail to maintain the HNTE qualification, their applicable EIT rate may increase up to 25%, which could have a material adverse effect on our results of operations.

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

Since the company’s inception, we have benefited from either exemptions or subsidies with respect to income tax and turnover tax. Our eligibility to receive these financial incentives requires that we continue to qualify for them and is subject to the discretion of the central government or relevant local government authorities, who could determine at any time to eliminate or reduce these financial incentives, generally with prospective effect. Since our receipt of these financial incentives is subject to periodic time lags and inconsistent government practice, for as long as we continue to receive these financial incentives our net income in a particular period may be higher or lower relative to other periods based on the potential changes in these financial incentives. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our results of operations and prospects.”

Our effective tax rate was 16.7%, 17.0% and 17.9% in 2012, 2013, and 2014, respectively.

Results of Operations

The following table presents a summary of our consolidated results of operations and comprehensive income by amount and as a percentage of our total net revenues for the years ended December 31, 2012, 2013 and 2014. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Our historical operating results are not necessarily indicative of our future results.

	Year Ended December 31,
	2012		2013		2014
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
	(in millions of U.S. dollars)
Net revenues	$499.9	100%	$578.1	100%	$674.3	100%
Cost of revenues	(316.7)	(63.4)	(366.5)	(63.4)	(422.6)	(62.7)

Gross profit	183.2	36.6	211.6	36.6	251.7	37.3
Operating income (expenses):
Selling and marketing expenses	(15.4)	(3.1)	(16.5)	(2.9)	(22.1)	(3.3)
General and administrative expenses	(70.3)	(14.1)	(78.9)	(13.6)	(104.7)	(15.5)
Research and development expenses	(8.1)	(1.6)	(11.0)	(1.9)	(21.2)	(3.1)
Revaluation of contingent consideration	3.4	0.7	—	—	—	—
Impairment charges for goodwill and intangible assets	(3.4)	(0.7)	—	—	—	—

Total operating expenses	(93.8)	(18.8)	(106.4)	(18.4)	(148.0)	(21.9)

Other income, net	9.2	1.8	27.3	4.7	3.5	0.5
Investment income (loss)	(0.6)	(0.1)	(4.0)	(0.7)	12.7	1.9
Interest expense	(1.7)	(0.3)	(2.0)	(0.3)	(2.6)	(0.4)
Interest income	7.7	1.5	11.5	2.0	19.3	2.9
Income tax expense	(17.4)	(3.5)	(23.4)	(4.1)	(24.4)	(3.6)

Net income(1)	$86.6	17.3%	$114.6	19.8%	$112.2	16.6%
Other comprehensive income:
Currency translation adjustments	1.3	0.3	15.8	2.7	(12.0)	(1.8)
Unrealized gains on available-for-sale securities	—	—	4.5	0.8	2.5	0.3
Cash flow hedge, net of tax	—	—	—	—	(1.5)	(0.2)

Comprehensive income	$87.9	17.6%	$134.9	23.3%	$101.2	15.0%

(1)	Includes total share-based compensation charges of $14.3 million in 2012, $17.9 million in 2013 and $23.0 million in 2014, and amortization of acquired intangible assets of $2.0 million in 2012, $0.3 million in 2013 and $0.4 million in 2014.

Comparison of 2013 and 2014 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2013 and 2014:

	Year Ended December 31,
	2013		2014
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory Services	$430.9	74.5%	$492.0	73.0%
Manufacturing Services	147.2	25.5%	182.3	27.0%

Total net revenues	$578.1	100.0%	$674.3	100.0%

Our net revenues increased from $578.1 million in 2013 to $674.3 million in 2014, or 16.6%. This growth was primarily due to higher demand for a broader range of services. Our customer number increased from approximately 1,700 in 2013 to about 2,400 in 2014. Our average revenue per top ten customers was relatively unchanged at $26.0 million in 2013 and $25.6 million in 2014.

Laboratory Services Segment Net Revenues

Net revenues from our Laboratory Services segment increased from $430.9 million in 2013 to $492.0 million in 2014, or 14.2% growth. The increase in net revenues is mainly attributable to year-over-year growth in chemistry services, discovery services, formulation, biology, genomics, analytical services and biologics development.

Manufacturing Services Segment Net Revenues

Net revenues from our Manufacturing Services segment increased from $147.2 million in 2013 to $182.3 million in 2014, or 23.8%. The increase in net revenues is primarily due to higher demand for clinical-trial materials in our small-molecule research manufacturing and biologics businesses, advanced intermediates in our commercial manufacturing business and process chemistry services.

Cost of Revenues

The following table presents cost of revenues by segment for 2013 and 2014:

	Year Ended December 31,
	2013		2014
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory Services	$264.4	72.1%	$298.6	70.7%
Manufacturing Services	102.1	27.9%	124.0	29.3%

Total cost of revenues	$366.5	100.0%	$422.6	100.0%

Our total cost of revenues increased by 15.3% from $366.5 million in 2013 to $422.6 million in 2014, mainly due to revenue growth driven by volume.

Laboratory Services Segment Cost of Revenues

Cost of revenues for the Laboratory Services segment increased by 12.9% from $264.4 million in 2013 to $298.6 million in 2014, driven by the revenue growth and the impact of increased labor costs.

Manufacturing Services Segment Cost of Revenues

Cost of revenues for the Manufacturing Services segment increased by 21.4% from $102.1 million in 2013 to $124.0 million in 2014 due to revenue growth and the impact of increased labor costs.

Gross Profit and Gross Margin

Our gross profit increased by 19.0% from $211.6 million in 2013 to $251.7 million in 2014 mainly due to revenue growth. Gross margin increased from 36.6% in 2013 to 37.3% in 2014 primarily due to improved productivity and the ramp-up of biologics development and preclinical services, partially offset by the effects of increasing labor costs in China. Gross margin in the Laboratory Services segment increased year over year from 38.6% to 39.3%, primarily due to improved productivity and the ramp-up of biologics development and preclinical services, partially offset by the effects of increasing labor costs in China. Gross margin in the Manufacturing Services segment increased from 30.6% in 2013 to 32.0% in 2014 primarily due to business mix.

Operating Expenses and Operating Margin

Total operating expenses increased by 39.2% from $106.3 million in 2013 to $148.0 million in 2014, primarily as a result of investments in talent; sales and marketing; IT infrastructure; R&D to develop new capabilities in biologics, biology, genomics, and other areas; and merger- and acquisition- related transaction costs. Operating expenses as a percentage of revenues increased from 18.4% in 2013 to 21.9% in 2014 due to these investments.

Investment Income (Loss)

We had investment income of $12.7 million in 2014 compared to an investment loss of $4.0 million in 2013. In 2014, investment income consisted primarily of the offsetting effects of realized gains from our venture fund and investment losses from our joint ventures WuXiPRA and WuXi MedImmune and other investments accounted for under the equity method. We sold certain shares of our venture fund’s public portfolio companies, realizing $16.6 million in gains in 2014.

Other Income, Net

Other income, net, decreased 87.1% from $27.3 million in 2013 to $3.5 million in 2014, primarily due to mark-to-market losses on foreign-exchange forward contracts of $16.6 million in 2014 compared to mark-to-market gains of $9.1 million in 2013 and lower realized gains on settled foreign-exchange forward contracts of $7.4 million in 2014 compared to $10.2 million in 2013, offset by increased government subsidies.

Interest Expense

Interest expense increased 32.1% from $2.0 million in 2013 to $2.6 million in 2014, mainly due to increased borrowing.

Interest Income

Interest income increased 68.0% from $11.6 million in 2013 to $19.3 million in 2014, mainly due to the increased investments in short-term instruments and higher interest rates.

Income Tax Expense

Despite a 1.0% decline in pre-tax income, income tax expense increased by 4.2% from $23.4 million in 2013 to $24.4 million in 2014 due to income mix and non-recurring tax benefits in 2013. Our effective tax rate increased from 17.0% in 2013 to 17.9% in 2014.

Net Income

Due to the foregoing, net income decreased by 2.1% from 114.6 million in 2013 to $112.2 million in 2014.

Comparison of 2012 and 2013 Financial Results

Net Revenues

The following table presents our net revenues by segment for 2012 and 2013:

	Year Ended December 31,
	2012		2013
	Net Revenues	% of Net Revenues	Net Revenues	% of Net Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory Services	$382.9	76.6%	$430.9	74.5%
Manufacturing Services	117.0	23.4%	147.2	25.5%

Total net revenues	$499.9	100.0%	$578.1	100.0%

Our net revenues increased from $499.9 million in 2012 to $578.1 million in 2013, or 15.6%. This growth was primarily due to higher demand for our services. Our customer number increased from approximately 1,600 in 2012 to approximately 1,700 in 2013. Our average revenue per top ten customers increased from $24.0 million in 2012 to $26.0 million in 2013.

Laboratory Services Segment Net Revenues

Net revenues from our Laboratory Services segment increased from $382.9 million in 2012 to $430.9 million in 2013, or 12.5% growth. The increase in net revenues is attributable to $17.8 million in new service offerings introduced in 2013, with particularly strong growth in integrated medicinal chemistry, biology, toxicology, bioanalytical services, genomics and biologics development, partially offset by an average price decline relating to FTE contracts for ongoing service offerings of 1.7%, or $2.9 million, as well as an increase in the number of our customers and larger revenue per top-ten customer for our existing service offerings.

Manufacturing Services Segment Net Revenues

Net revenues from our Manufacturing Services segment increased from $117.0 million in 2012 to $147.2 million in 2013, or 25.8%. The increase in net revenues is primarily due to higher demand for clinical-trial materials from our research manufacturing business and for process chemistry services.

Cost of Revenues

The following table presents cost of revenues by segment for 2012 and 2013:

	Year Ended December 31,
	2012		2013
	Cost of Revenues	% of Cost of Revenues	Cost of Revenues	% of Cost of Revenues
	(in millions of U.S. dollars)
Segment Data:
Laboratory Services	$235.1	74.3%	$264.4	72.1%
Manufacturing Services	81.6	25.7%	102.1	27.9%

Total cost of revenues	$316.7	100.0%	$366.5	100.0%

Our total cost of revenues increased by 15.7% from $316.7 million in 2012 to $366.5 million in 2013, mainly due to revenue growth driven by volume.

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

Gross Profit and Gross Margin

Our gross profit increased by 15.5% from $183.2 million in 2012 to $211.6 million in 2013, mainly due to revenue growth. Gross margin decreased slightly from 36.7% in 2012 to 36.6% in 2013 primarily due to the effects of increasing labor costs in China and appreciation of the RMB versus the U.S. dollar, partially offset by improved productivity and the ramp-up of biologics and preclinical services. Gross margin in the Laboratory Services segment was unchanged year over year at 38.6%. Gross margin in the Manufacturing Services segment increased from 30.3% in 2012 to 30.6% in 2013 primarily due to business mix. Total gross margin decreased slightly despite a slight increase in Manufacturing Services gross margin and no change in Laboratory Services gross margin due to the mathematical effect produced by greater growth in the lower-gross-margin Manufacturing Services business.

Operating Expenses and Operating Margin

Total operating expenses increased by 13.3% from $93.8 million in 2012 to $106.3 million in 2013. Operating expenses as a percentage of revenues decreased from 18.8% in 2012 to 18.4% in 2013. While our expenses relating to the hiring of new senior staff and sales and marketing personnel and development of R&D capabilities in biology, biologics and genomics increased, those increases were lower than our growth in net revenues.

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

Investment Loss

Losses from equity-method investments relate to our joint ventures WuXiPRA and WuXi MedImmune, offset by gains on the sale of equity investments in certain portfolio companies by our corporate venture fund.

Other Income, Net

Other income, net, increased by 296.7% from $9.2 million in 2012 to $27.3 million in 2013, primarily due to higher realized and mark-to-market gains from foreign-exchange forward contracts and more government subsidy income.

Interest Expense

Interest expense increased by 13.7% from $1.7 million in 2012 to $2.0 million in 2013, mainly due to increased borrowing.

Interest Income

Interest income increased by 48.6% from $7.7 million in 2012 to $11.5 million in 2013, mainly due to the increased investments in short-term instruments and higher interest rates.

Income Tax Expense

Income tax expense increased by 34.9% from $17.4 million in 2012 to $23.4 million in 2013 due to the higher 2013 pretax income, which was driven by sales growth. Our effective tax rate increased from 16.7% in 2012 to 17.0% in 2013 primarily due to income mix.

Net Income

Due to the foregoing, net income increased by 32.3% from $86.6 million in 2012 to $114.6 million in 2013.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of assets and liabilities, contingent assets and liabilities and net revenues and expenses, among other things. We periodically evaluate these estimates and assumptions based on available information, our historical experience, and other factors that we deem to be relevant. As our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from our expectations. This is especially true with accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

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

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. There are several methods that can be used to determine fair value. For intangible assets, we typically use the income method. This method starts with our forecast of all expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash-flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include:

•	the amount and timing of projected future cash flows;

•	the amount and timing of projected costs to develop commercially viable products and services;

•	the discount rate selected to measure the risks inherent in the future cash flows; and

•	an assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of (1) any technical, legal, regulatory or economic barriers to entry and (2) expected changes in standards of practice for indications addressed by the asset.

Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired at the date of acquisition. We perform an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. We determine the fair value of each reporting unit with reference to a third-party valuation using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the allocation of the assessed fair value (determined in the first step) to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We perform our annual impairment test on November 30.

Based on step one of our impairment test for 2014, the fair values of the AppTec, MedKey, Chemdepo and Abgent units were greater than their respective carrying values. We did not recognize any goodwill impairment for the year ended December 31, 2012, 2013 and 2014.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to the future undiscounted cash flows that the asset is expected to generate. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, we would recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value. Our estimates of undiscounted cash flow are based on the current regulatory, social and economic climate in which we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns or other events affecting our business.

During the fourth quarter of 2014, based on the underperformance of certain business, we assessed certain long-lived asset groups for impairment. The assessment included an evaluation of the future cash flows expected to be generated by the long-lived assets. Based on this analysis, we determined that all assets were recoverable, and we recognized no impairment charge for the year ended December 31, 2012, 2013 and 2014.

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

We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and our tax planning strategies. The ultimate realization of deferred tax assets depends upon our ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income, including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, (iii) future taxable income arising from implementing tax planning strategies and (iv) the overall future industry outlook. We believe it is more likely than not that we will realize the benefits of these deductible differences as of December 31, 2012, 2013 and 2014. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

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

B. Liquidity and Capital Resources

The primary sources of liquidity for our business have been cash generated from operating and financing activities, including positive operating cash flow and bank borrowings. As of December 31, 2014, we had $211.5 million in cash and cash equivalents and $223.5 million in short-term investments. Our cash and cash equivalents consist of cash on hand and bank deposits. Our cash needs include primarily the working capital for our daily operations, equipment purchases, expansion of existing facilities and construction of our new biologic manufacturing facility in the city of Wuxi and a new research and commercial manufacturing site in Changzhou.

To fund our investment in several new business opportunities, on February 16, 2015, we entered into a syndicated loan facility, or the Loan Agreement, with a consortium of banks led by Citigroup Global Markets Asia Limited as coordinating arranger and Citicorp International Limited as agent, to borrow up to $165 million, which comprises a $100 million term loan (tranche A), for which we have three months to draw and intend to do so, and a $65 million revolving credit (tranche B). Tranche A will be repaid in four semi-annual installments after an 18-month grace period: 15% (installments 1 and 2), 20% (3) and 50% (4). Amounts available under Tranche B will be reduced starting from the 18th month through four semi-annual reductions: 15% (reduction 1 and 2), 20% (3) and 50% (4). Borrowings under both tranches are guaranteed by our subsidiaries. The Loan Agreement contains customary covenants, including among other things, limitations on liens, financial conditions (including restrictions on various leverage ratios (both overall and for our PRC subsidiaries) and maintaining a required interest coverage ratio and a minimum consolidated tangible net worth and restrictions on payment of dividends. The interest rate for both tranches is LIBOR plus 2.89%, a rate that includes all related fees and expenses.

We believe that our cash and cash equivalents, anticipated cash flows from operations and proceeds from this borrowing will be sufficient to meet our anticipated cash needs for the next twelve months, including purchases of equipment and the remaining capital expenditures needed for capacity expansion. The following table presents a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in millions of U.S. dollars)
Cash and cash equivalents	$54.1	$88.9	$211.5
Net cash provided by operating activities	131.1	181.5	140.4
Net cash used in investing activities	(117.6)	(165.9)	(53.2)
Net cash provided by (used in) financing activities	(31.2)	17.9	38.1

Operating Activities

Net cash provided by operating activities consists primarily of net income increased by non-cash adjustments such as share-based compensation charges, impairment charges for goodwill and acquired intangible assets, amortization of acquired intangible assets and depreciation of property, plant and equipment and decreased by unrealized mark-to-market gains from foreign-exchange forward contracts, as well as changes in assets and liabilities such as accounts receivable, accounts payable and inventories. Net cash provided by operating activities was $131.1 million, $181.5 million and $140.4 million for the years ended December 31, 2012, 2013, and 2014, respectively. The decrease in net cash provided by operations in 2014 was primarily due to an increase in working capital, particularly accounts receivable.

Investing Activities

Net cash used in investing activities largely reflects capital expenditures, which are primarily purchases of property, plant and equipment in connection with the expansion and upgrade of our laboratory and manufacturing facilities, short-term investments, as well as acquisitions and minority equity investments. Our capital expenditures were $67.8 million, $55.9 million and $108.0 million in 2012, 2013 and 2014, respectively. The increase in capital expenditures in 2014 was primarily due to expansion of small-molecule manufacturing facilities in Changzhou. We expect to incur $180-$200 million in capital expenditures in 2015, driven primarily by this capacity expansion in small-molecule manufacturing in Changzhou and initial construction of a commercial-scale biologics manufacturing facility in Wuxi. See “—Capital Expenditures.”

Financing Activities

Net cash provided by (used in) financing activities was $(31.2) million, $17.9 million and $38.1 million for the years ended December 31, 2012, 2013 and 2014, respectively. Net cash used in financing activities in 2012 was primarily due to payment for share repurchases of $67.0 million, offset by cash received from additional bank loans. Net cash provided by financing activities in 2013 was primarily attributable to net proceeds from bank borrowings of $14.1 million. Net cash provided by financing activities in 2014 was primarily attributable to net proceeds from bank borrowings of $134.6 million, partially offset by share repurchases of $98.9 million.

As of December 31, 2014, we had bank debt of $213.7 million. The weighted-average interest rates on the bank debt were 2.91% and 2.35% in 2013 and 2014, respectively. In November 2012, we entered into a one-year line of credit of $25.0 million and a one-year promissory note of $20.0 million with an interest rate of 2.74%. In November 2013, we renewed the line of credit for one additional year, and a one-year promissory note of $20.0 million expired. On November 29, 2013, we also entered into a one-year line of credit of $20.0 million. On October 27, 2014, we renewed the one-year promissory note for one additional year and the line of credit of $25.0 million expired. On September 26, 2014, we entered into a two-year term loan of $25.0 million, which we expect to be repaid in two installments. The interest rate for each drawdown is based on LIBOR rates prevailing as of the period of drawdown plus 2.5%. On November 14, 2014, we entered into a one-year revolving loan of $50.0 million. The interest rate is based on the three-month LIBOR plus 2.0%. As of December 31, 2014, we had an outstanding balance of $95.0 million in that line of credit. We were in compliance with all financial covenants contained in our debt and bank borrowing facilities as of that date.

On February 16, 2015, we entered into the Loan Agreement, to borrow up to $165 million from a consortium of banks, to be repaid in four installments over 18-36 months. Borrowings under the Loan Agreement will incur interest rate at a rate of LIBOR plus 2.89%, including all expenses.

On September 10, 2012, we entered into a one-year revolving line of credit of $15.0 million. On July 16, 2013, we renewed the revolving line of credit for one additional year and increased the amount to $40.0 million. On September 23, 2014, the company renewed the revolving line of credit for one year and increased the amount to $50.0 million. As of December 31, 2014, we had drawn down $34.6 million. For further information on our bank borrowings, see Note 11 to our consolidated financial statements included in this annual report on Form 20-F.

As of December 31, 2012, 2013 and 2014, our convertible notes totaled $0, $0 and $0, respectively. On February 9, 2012, the holders of our convertible notes converted in full the $35.0 million principal amount of convertible notes plus accrued interest of $0.9 million into 22,771,021 ordinary shares. On February 24, 2012, we repurchased 22,771,021 ordinary shares from the convertible notes holders (equivalent to 2,846,375 ADSs) at $13.00 per ADS for approximately $37.0 million.

Legal Restrictions on the Ability of Subsidiaries to Transfer Funds

For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information—Dividend Policy.”

Capital Expenditures

We make capital expenditures primarily in connection with purchases of property, plant and equipment; construction of facilities; leasehold improvements; and investment in equipment, technology and operating systems. Our capital expenditures were $67.8 million, $55.9 million and $108.9 million in 2012, 2013 and 2014, respectively. Most of these capital expenditures were used to expand laboratories and manufacturing capacities and to purchase related equipment, to equip new biologics laboratories in Shanghai, to build a biologics drug-substance manufacturing facility in Wuxi and to build research and commercial manufacturing facilities for small molecules in Changzhou. We currently plan to make approximately $180-200 million of capital expenditures in 2015, mainly to build research and commercial manufacturing facilities for small molecules in Changzhou and to begin construction of a commercial-scale biologics manufacturing facility in Wuxi.

C. Research and Development

Our research and development activities are mainly focused on developing new capabilities, such as research in biology, animal models, immunology, genomics, bioinformatics, biologics drug discovery and development, chemistry and process development. In 2014, our research and development expenses were approximately $21.2 million.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2014, that are reasonably likely to have a material adverse effect on our financial position, revenues, income, cash flows, profitability, liquidity or capital resources, or that caused the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the timing of the contractual obligations and commercial commitments that we had as of December 31, 2014:

	Total	2015	2016	2017	2018	2019 and Thereafter
	(in millions of U.S. dollars)
Operating lease obligations	$45.9	$10.2	$10.0	$8.3	$7.4	$10.0
Debt obligations(1)	213.8	200.0	13.1	0.2	0.3	0.2
Capital commitments(2)	72.4	56.4	11.7	—	—	4.3	*

Total	$332.1	$266.6	$34.8	$8.5	$7.7	$14.5

(1)	Includes both our expected principal and interest obligations. Our calculations of expected interest payments incorporate only current-period assumptions for interest rates. (See Note 11 to our consolidated financial statements appearing elsewhere in this annual report on Form 20-F.)
(2)	Includes both capital commitments of $48.3 million related to new construction projects and laboratory facility improvements, and $17.5 million related to the investment in WuXi MedImmune (See Note 18 to our consolidated financial statements appearing in this annual report on Form 20-F.) As of December 31, 2014, the Company has a capital contribution commitment of $5.8 million related to the company’s venture fund, of which $1.5 million will be due in 2015 and $4.3 million will be due upon the occurrence of future events and is shown in 2019 and thereafter.
*	$4.3 million of capital commitments includes $0.4 million due upon reaching certain milestones and $3.9 million due on demand.

G. Safe Harbor

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position
Ge Li, Ph.D.(1)	48	Chairman, Chief Executive Officer and Founder
Xiaozhong Liu	51	Executive Vice President, Director and Founder
Zhaohui Zhang	45	Senior Vice President of Operations, Head of Domestic Marketing, Director and Founder
Edward Hu	52	Chief Investment Officer and Chief Financial Officer
Steve Yang	46	Chief Operating Officer
Shuhui Chen, Ph.D.	51	Chief Scientific Officer
Kai Gu	39	Vice President of Human Resources
Jiang (John) Long	43	Senior Vice President of Finance
Alexander Fowkes	45	Senior Vice President of Commercial Operations
Ning Zhao, Ph.D.	48	Director, Senior Vice President of Operations, Head of Corporate Human Resources Resources
Kian-Wee Seah(2)(3)(4)	52	Director
Xuesong (Jeff) Leng(2) (4)	45	Director
Stewart Hen(1)(2)	48	Director
Walter T. Kwauk(3)(4)	62	Director
William R. Keller (1)(3)	67	Director

(1)	Member, strategy and finance committee
(2)	Member, compensation committee
(3)	Member, corporate governance and nominations committee
(4)	Member, audit committee

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

Xiaozhong Liu has served as our Executive Vice President since 2001 and as a director since 2005. Mr. Liu is one of the founders of our company. He is responsible for our project and engineering departments and China healthcare initiatives. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

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

Edward Hu has served as our Chief Financial Officer and Chief Investment Officer since April 2014. Mr. Hu joined our company in August 2007 and served as Executive Vice President of Operations before becoming Chief Operating Officer. He served as our acting Chief Financial Officer from February 2009 to April 2010 and in August 2010 was reappointed Chief Financial Officer in addition to serving as Chief Operating Officer since February 2008. From October 2000 to July 2007, he worked for Tanox, Inc., where he served as Senior Vice President and Chief Operating Officer. From 1998 to 2000, he worked for Biogen (now known as Biogen Idec) as Manager of Financial Planning and Analysis. From 1996 to 1998, he worked at Merck as a Senior Financial Analyst. He received his MBA and completed his Ph.D. work, except for his dissertation, in biophysics and biochemistry at Carnegie Mellon University.

Dr. Steve Yang has served as our Executive Vice President and Chief Operating Officer since April 2014. Before joining our company, Dr. Yang was Vice President and Head of Asia and Emerging Markets iMed at AstraZeneca from 2011 to early 2014. Previously, Dr. Yang served as Vice President and Head of Asia R&D at Pfizer from 2008 to 2010. Prior to that, Dr. Yang held management positions with increasing responsibilities at Pfizer from 2001 to 2008. Before joining Pfizer, Dr. Yang held leadership positions at IntraBiotics Pharmaceuticals, a U.S.-based biotech company. He also worked for Strategic Decisions Group, a boutique strategy consulting firm. Dr. Yang received a bachelor’s degree in biology from Michigan Technological University and a Ph.D. in pharmaceutical chemistry from the University of California, San Francisco.

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

Kai Gu has served as our Vice President of Human Resources since 2011. From 2001 to 2011, he served in various technical and management positions in our analytical chemistry services department. Mr. Gu received a Master’s degree in analytical chemistry from Nanjing University

Jiang (John) Long has served as our Senior Vice President of Finance since August 2013. From 2009 to 2013, Mr. Long served as Chief Financial Officer of Willis Group Holdings plc China region. From 2004 to 2009, he served in various finance management positions with Tyco International, including Finance Controller for Tyco’s Fire and Security Segment, China. From 2001 to 2004, he worked for Lucent Technologies as Senior Manager of Financial Planning and Analysis. Mr. Long received a bachelor’s degree in Economics from University of International Business and Economics and his MBA in finance and accounting from the Wharton School of the University of Pennsylvania.

Alexander Fowkes has served as our Senior Vice President of Commercial Operations since December 2013, having previously served as our Vice President of Corporate Development since July 2012. Prior to joining our company, he worked at Pfizer for 13 years in various leadership roles supporting R&D in the UK, Australia, the U.S. and China. From 2006 to 2011, he served as Executive Director and Head of Asia R&D Business Development and Operations at Pfizer, supporting and leading the establishment of Pfizer’s research operations in China and its team of external research professionals throughout Asia Pacific. Mr. Fowkes received a bachelor’s degree in biochemistry and pharmacology from the University of Queensland and a bachelor’s degree in law from Bond University.

Dr. Ning Zhao has served as a director since February 2009. Dr. Zhao, one of our company’s co-founders, is currently Senior Vice President of Operations and Head of Corporate Human Resources. She was Vice President of the company’s analytical services department from 2004 to 2008 and also established its bioanalytical services, core analytical services and analytical development services departments. Dr. Zhao previously worked for Wyeth, Pharmacopeia and Bristol-Myers Squibb. She received a bachelor’s degree in chemistry from Peking University and a Ph.D. in chemistry from Columbia University. Dr. Zhao is married to our Chairman and Chief Executive Officer, Dr. Ge Li.

Kian-Wee Seah has served as a director since 2005. Mr. Seah joined UOB Venture Management Pte. Ltd. in 1997 and currently holds the position of Managing Director. He currently holds directorships at various private equity funds that focus on growth companies in China and ASEAN, and chairs the investment committees on several of them. He is a Chartered Financial Analyst. Mr. Seah received a bachelor’s degree in engineering from National University of Singapore, a Master’s degree from the University of California at Los Angeles and an EMBA from Tsinghua University.

Xuesong (Jeff) Leng has served as a director since October 2008. Mr. Leng joined General Atlantic LLC, a global growth investor, as Managing Director in 2007. From June 1999 to September 2007, he served as a Managing Director, Vice President and Associate at Warburg Pincus. Mr. Leng is currently a director of SouFun Holdings Ltd. and Zhongsheng Group Holdings Ltd. Mr. Leng holds a bachelor’s degree from the business school of Jiao Tong University in Shanghai and an MBA from the Wharton School of the University of Pennsylvania.

Stewart Hen has served as a director since February 2009. Since August 2010, Mr. Hen has been Managing Partner of Serrado Capital LLC, a healthcare investment firm based in New York. Previously, he was a Managing Director at Warburg Pincus LLC, where he focused on investments in biotechnology and pharmaceuticals. He has more than 20 years of experience in the life-sciences industry. Prior to joining Warburg Pincus in 2000, he was a consultant at McKinsey & Company serving the pharmaceutical industry. From 1990 to 1994, he worked at Merck in both research and development and manufacturing. Mr. Hen received an MBA from the Wharton School of the University of Pennsylvania and a Master’s degree in chemical engineering from the Massachusetts Institute of Technology.

Walter T. Kwauk has served as a director since August 2014. Mr. Kwauk is a senior consultant at Motorola Solutions (China) Co., Ltd. He serves as a director of Thunder Power Co. Ltd.; Sinosoft Technology Group Ltd., where he serves as chairman of the audit committee; China Fordoo Holdings Ltd., where he serves as chairman of the audit committee; Alibaba Group Holding Ltd., where he serves as chairman of the audit committee; and several private companies. He was formerly a director of Alibaba.com Ltd. from October 2007 to July 2012. Mr. Kwauk worked for KPMG from 1977 to 2002, serving as the general manager of KPMG’s joint venture accounting firm in Beijing, the managing partner in KPMG’s Shanghai office and a partner in KPMG’s Hong Kong office. He is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk received a B.S. and a licentiate’s degree in accounting from the University of British Columbia.

William R. Keller has served as a director since September 2014. Mr. Keller is the founder, and since September 2003 a principal, of Keller Pharma Consultancy, a pharmaceutical consulting firm in China. From 1994 to 2003, he was the general manager of Roche China Ltd. and Shanghai Roche Pharmaceutical Ltd., and from 1974 to 2003 he served in various positions at Roche Group in South America and Asia. He was the vice chairman of the Shanghai Association of Enterprises with Foreign Investment from 1997 to 2014 and a senior consultant to the Shanghai Foreign Investment Development Board from 2003 to 2014. From 2003 to 2014, he was the deputy general manager of Zhangjiang Biotech and Pharmaceutical Base Development Co., Ltd. From 2007 to September 2009, he was chairman of HBM Biomed China Partners, a specialized venture capital organization dedicated exclusively to the life sciences in China. Mr. Keller currently holds directorships at Alexion Pharmaceuticals, Inc., Coland Pharmaceutical Co., Ltd., and Cathay Industrial Biotech Ltd. Mr. Keller graduated from the School of Economics and Business Administration in Zurich.

10b5-1 Trading Plans

Our Insider Trading Policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Exchange Act, written programs that permit automatic trading of our stock or trading of our stock by an independent person (such as an investment bank) who is not aware of material inside information at the time of the trade. From time to time, certain of our directors, executive officers and employees have adopted Rule 10b5-1 trading plans. We believe in many cases that these plans have been, or will be, adopted to ensure the exercise of previously granted options while avoiding adverse tax consequences to the individual under Section 409A of the U.S. Internal Revenue Code and were amended to provide for fixed exercise dates.

B. Compensation

Compensation of Directors and Executive Officers

In 2014, we paid cash compensation of $5.99 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors. Our executive officers are eligible for performance bonuses.

Pursuant to our employee share incentive plans, our board of directors previously authorized the issuance of an aggregate of up to 105,855,112 ordinary shares upon exercise of stock options and non-vested restricted stock units granted from 2004 to 2014. As of April 3, 2015, stock options and non-vested restricted stock units covering 13,537,741 ordinary shares were outstanding and 21,326,562 shares were reserved for future issuance. All future option grants will be made under our 2007 Employee Share Incentive Plan described below.

As of December 31, 2014, our officers and executive directors held, in the aggregate, options and restricted shares with respect to 12,628,384 ordinary shares. These options and restricted shares have a weighted-average exercise price of $0.14. Of these options, 90,400 expire on March 22, 2018; 284,800 expire on March 11, 2019; 139,200 expire on March 18, 2020; 104,000 expire on August 5, 2020; 41,600 expire on November 10, 2020; 836,000 expire on March 3, 2021; 272 expire on March 23, 2021; 40,000 expire on November 8, 2021; 1,609,280 expire on March 6, 2022; 1,866,672 expire on June 1, 2022; 80,000 expire on August 7, 2022; 40,000 expire on October 8, 2022; 2,929,600 expire on March 7, 2023; 320,000 expire on August 8, 2023; 40,000 expire on September 30, 2023; 712,800 expire on December 31, 2023; 1,597,760 expire on March 4, 2024; 640,000 expire on May 13, 2024; 1,216,000 expire on August 12, 2024; and 40,000 expire on September 30, 2024.

In March 2015, following receipt of required Chinese government approvals, 75 eligible members of STA and WuXi management purchased from us 6,663,871 shares of STA stock at 26.04 RMB (or $4.20) per share, representing approximately 5.55% of STA’s 120,000,000 then-outstanding shares and approximately $28.0 million in total cash consideration. The purchase price was based on a third-party appraisal of STA’s equity value, with WuXi recognizing a related gain on these sales in the second quarter of 2015. For all such purchasers, two thirds of their purchased shares are subject to a lock-up, with 1/3 available for sale on the first anniversary of the listing date and another 1/3 available for sale on the second anniversary of the listing date. The STA shares so purchased by eligible individuals who are WuXi executive officers (representing approximately 2.8% of STA’s then-outstanding shares or 3,416,527 shares and total cash consideration of approximately $14.3 million) are as follows: Ge Li 1,318,000 shares, Xiaozhong Liu 557,676 shares, Shuhui Chen 424,896 shares, Edward Hu 349,151 shares, Zhaohui Zhang 304,187 shares, Ning Zhao 233,572 shares, Kai Gu 145,756 shares, Alexander Fowkes 54,319 shares and Jiang Long 28,970 shares.

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

Terms of Directors and Executive Officers

We have a classified board of nine directors in three classes, serving staggered terms. The terms of Xuesong (Jeff) Leng, Zhaohui Zhang and Ning Zhao expire at our 2015 annual meeting, the terms of office of Dr. Ge Li, Stewart Hen and Walter T. Kwauk expire at our 2016 annual meeting and the terms of office of Xiaozhong Liu, Kian-Wee Seah and William R. Keller expire at our 2017 annual meeting.

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

Board Committees

Five of our nine board members—Kian-Wee Seah, Xuesong (Jeff) Leng, Stewart Hen, Walter T. Kwauk and William R. Keller —satisfy the independence requirements of the New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A.02. Our board of directors has established an audit committee, a compensation committee, a corporate governance and nominations committee and a strategy and finance committee.

Audit Committee

Our audit committee currently consists of Walter T. Kwauk, Kian-Wee Seah and Xuesong (Jeff) Leng. Our board of directors has determined that each is an “independent director” within the meaning of NYSE Manual, Section 303A.02, and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. Walter T. Kwauk is the chairman of our audit committee and meets the criteria of an audit committee financial expert, as set forth under the applicable rules of the SEC. As of the date of this annual report on Form 20-F, Mr. Kwauk serves on the audit committee of three public companies: Sinosoft Technology Group Ltd., China Fordoo Holdings Ltd. and Alibaba Group Holding Ltd. In conjunction with his appointment as a director and audit committee member, our board of directors has determined that such simultaneous service would not impair Mr. Kwauk’s ability to effectively serve on our audit committee or as our audit committee chair.

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

Compensation Committee

Our current compensation committee consists of Kian-Wee Seah, Xuesong (Jeff) Leng and Stewart Hen. Kian-Wee Seah is the chairman of our compensation committee. Our board of directors has determined that Kian-Wee Seah, Xuesong (Jeff) Leng and Stewart Hen each are “independent directors” within the meaning of NYSE Manual Section 303A.02. Prior to March 2014, Dr. Ge Li served as a member of our compensation committee. He resigned from the compensation committee in March 2014 to make the committee fully independent.

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

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee currently consists of William R. Keller, Dr. Ge Li and Walter T. Kwauk. William R. Keller is the chairman of our corporate governance and nominations committee. Our board of directors has determined William R. Keller and Walter T. Kwauk are “independent directors” within the meaning of NYSE Manual Section 303A.02.

Our corporate governance and nominations committee is responsible for, among other things;

•	selecting and recommending the appointment of new directors to our board of directors;

•	developing and recommending to the board a set of corporate governance guidelines applicable to the company; and

•	overseeing the evaluation of the board and management.

Strategy and Finance Committee

Our strategy and finance committee consists of Dr. Ge Li, William R. Keller and Stewart Hen. Stewart Hen is the chairman of our strategy and finance committee. Our strategy and finance committee is responsible for, among other things, oversight of our strategic plan and evaluating opportunities to enhance shareholder value. The strategy and finance committee will maintain a cooperative, interactive strategic-planning process with management, including the identification and setting of strategic goals and expectations; the review of potential acquisitions, joint ventures and strategic alliances; and the periodic review of the capital allocation strategy of the company.

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

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at http://www.wuxiapptec.com under Investor Relations. For additional information, see Item 16G, “Corporate Governance.”

D. Employees

As of December 31, 2014, we had 8,837 employees, of which 8,131 were based in China and 706 were based in the United States. Among our employees, 6,842 were science professionals with advanced degrees, including 520 with Ph.D.s and 3,033 with Master’s degrees. As of April 3, 2015, we had 9,082 employees, 8,344 based in China and 738 based in the United States.

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

E. Share Ownership

The following table and related footnotes set forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of April 3, 2015 for:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Name	Shares Beneficially Owned as of April 3, 2015	Number	Percent
Directors and Executive Officers
Ge Li(1)		8,152,271	1.4%
Xiaozhong Liu		*	*
Zhaohui Zhang(2)		6,012,704	1.1
Edward Hu		*	*
Steve Yang		—	—
Shuhui Chen		*	*
Kai Gu		*	*
Jiang (John) Long		*	*
Alexander Fowkes		*	*
Ning Zhao		*	*
Kian-Wee Seah		—	—
Xuesong (Jeff) Leng		—	—
Stewart Hen		*	*
Walter T. Kwauk		*	*
William R. Keller		*	*
Principal Shareholders
FIL Limited and affiliated entities(3)		56,843,936	10.0
Schroder Investment Management North America Inc. and affiliated entities(4)		52,378,424	9.2
Wellington Management Group LLP and affiliated entities (5)		42,363,392	7.5

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.
**	Unless otherwise indicated, beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities. Except as indicated in the table above and subject to applicable community-property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. The percentage of beneficial ownership of each listed person is based on 566,609,595 ordinary shares outstanding as of April 3, 2015, as well as, where applicable, ordinary shares underlying stock options exercisable within 60 days. The calculation does not include up to an aggregate of 21,326,562 shares reserved for issuance in connection with our Employee Share Incentive Plan.

(1)	Includes (i) 4 ordinary shares held directly by Dr. Li; and (iii) 59,291 ordinary shares and 1,011,622 ADSs representing 8,092,976 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of NGM Family 2006 Irrevocable Trust, or Family Trust, for which Dr. Li is the investment advisor and exercises dispositive and voting power. The Family Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Dr. Li is 288 Fute Zhong Road, the China (Shanghai) Pilot Free Trade Zone, Shanghai 200131, People’s Republic of China.
(2)	Includes (i) 234,400 ordinary shares issuable upon exercise of restricted stock units within 60 days of April 3, 2015, and (ii) 5,778,304 ordinary shares held by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Ltd., a Bahamian company. Tri-Z Lynn Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Zhang as the settlor and Mr. Zhang’s family members as the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd. is c/o Portcullis TrustNet (BVI) Ltd., Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(3)	Represents shares that may be deemed beneficially owned by FIL Ltd., certain of its subsidiaries and affiliates, and other companies, including FIL Investment Management (Hong Kong) Ltd., FIL Investment Management (Singapore) Ltd., FIL Investment Services (UK) Ltd., FIL Investment International and FIL Pension Management. The address of FIL Ltd. is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. Pandanus Partners, L.P., or Pandanus, owns shares of FIL Ltd. voting stock. While the percentage of total voting power represented by these shares of FIL Ltd. voting stock may fluctuate as a result of changes in the total number of shares of FIL Ltd. voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL Ltd. voting stock. Pandanus Associates, Inc. acts as general partner of Pandanus. The number of shares beneficially owned by FIL Ltd. and the information provided in this footnote is as of December 31, 2014, and is based on a Schedule 13G/A filed with the SEC by FIL Ltd. on February 13, 2015.
(4)	Represents shares that may be deemed beneficially owned with shared voting power and dispositive power by Schroder Investment Management North America Ltd., Schroder Investment Management Ltd., Schroder Investment Management Hong Kong Ltd., and Schroder Investment Management Singapore Ltd. The address of Schroder Investment Management North America Inc. is 875 Third Avenue, 22nd Floor, New York, NY 10022. The number of shares and the information provided in this footnote is as of December 31, 2014, and is based on a Schedule 13G/A filed with the SEC on February 13, 2015.
(5)	Represents shares that may be deemed beneficially owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP, formerly known as Wellington Management Company, LLP, which was an investment adviser to these clients as of December 31, 2014. The address of Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210. The number of shares and the information provided in this footnote is as of December 31, 2014, and is based on a Schedule 13G filed with the SEC on February 12, 2015.

JPMorgan Chase Bank, N.A. has advised us that, as of April 3, 2015, 68,866,543 ADSs, representing 550,932,344 underlying ordinary shares, were held of record by Cede & Co., (DTC) and 122 ADSs, representing 976 underlying ordinary shares, were held by 12 registered shareholders domiciled in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Export Agent Arrangements

Historically, we have relied on export agents to sell our manufactured products. Between January 1, 2005, and December 31, 2008, we entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd., or Shanghai Lechen, for exporting advanced intermediates and APIs. Shanghai Lechen is owned by the parents of Dr. Ning Zhao, our director and the wife of Dr. Ge Li, our Chairman and Chief Executive Officer. As amended, under the agreement, Shanghai Lechen was entitled to receive a 0.8% commission on the exported amounts during 2012, 0.8% during 2013 and 0.8% during 2014. In connection with this arrangement, we paid $91,625, $80,162 and $89,459 to Shanghai Lechen in 2012, 2013 and 2014, respectively. The arrangement agreement is automatically renewable on an annual basis. We are currently reviewing our internal resources and expertise to evaluate the option of handling the export transactions directly. Until then, we will continue to engage an export agent for these transactions.

Others

We provide R&D service for WuXi MedImmune. WuXiPRA provides us with clinical research service. In 2014, WASH and WuXiPRA entered into loan agreements in the amount of $1.9 million. WAHK entered into loan agreements in the amount of $0.3 million.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employees—Compensation—Employment Agreements.”

WuXi Healthcare Ventures Fund II

In March 2015, our board of directors approved an anchor investment commitment of up to $50 million in a newly formed venture fund, WuXi Healthcare Ventures Fund II, with expected total commitments of approximately $200 million. WuXi Healthcare Healthcare Ventures Fund II is being formed to invest in healthcare companies in the U.S. and China. The general partners of WuXi Ventures are expected to consist of three operating partners and two non-operating partners (Dr. Ge Li and Edward Hu).

The investment is subject to negotiation of definitive terms by our audit committee, with the assistance of outside counsel, and the approval of the terms and related agreements by our audit committee. In considering the potential anchor investment, our board of directors considered, among other things, the possible benefits of continued venture investment in healthcare companies and of investing alongside other outside investors; the advisability of Dr. Li’s and Mr. Hu’s involvement to assist in the related fundraising and investment activities; and the time and other commitments expected of Dr. Li and Mr. Hu (it being determined that these activities would not meaningfully interfere with their WuXi responsibilities). See Item 4.B, “Information on the Company—Business Overview—WuXi Venture Fund; WuXi Healthcare Ventures Fund II.”

Share Options/ STA Share Purchases

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

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiaries in China and in the United States. Each of these operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and the accounting standards and regulations in China. WXAT, being a wholly owned foreign enterprise, is required to set aside at least 10% of its after-tax profits of the preceding year as its reserve funds. It may stop such setting aside if the aggregate amount of the reserve funds has already accounted for more than 50% of its registered capital. Moreover, upon a board resolution, it may set aside certain amounts from its after-tax profits of the preceding year as bonus and welfare funds for staff and workers. The other main operating subsidiaries in China are equity joint ventures that are required to set aside reserve funds, bonus and welfare funds for staff and workers and development funds, the percentage of which must be determined by the board of directors. Further, if any subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or undertake acquisitions that could benefit our businesses, allow us to pay dividends and otherwise fund and conduct our businesses. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—We rely principally on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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

We neither declared nor paid any dividends in 2012, 2013 or 2014 to our shareholders, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. See Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “WX “and have been listed since August 9, 2007. The following table sets forth the high and low closing trading prices of our ADSs on the NYSE for the periods indicated:

	Price per ADS ($)
	High	Low
Annual
2010	19.41	14.04
2011	18.89	10.78
2012	16.42	11.43
2013	38.38	15.44
2014	39.86	30.47
Quarterly
First Quarter 2013	17.91	15.44
Second Quarter 2013	21.54	16.94
Third Quarter 2013	28.48	20.23
Fourth Quarter 2013	38.38	26.52
First Quarter 2014	39.86	32.58
Second Quarter 2014	37.86	30.47
Third Quarter 2014	37.25	30.81
Fourth Quarter 2014	38.69	32.91
First Quarter 2015	41.70	32.73
Monthly
October 2014	37.82	32.91
November 2014	38.69	34.00
December 2014	35.84	33.02
January 2015	40.71	32.73
February 2015	41.70	39.95
March 2015	40.96	34.39
April 2015 (through April 2, 2015)	38.87	38.19

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

C. Material Contracts

On February 16, 2015, we entered into the Loan Agreement with a consortium of banks, to borrow up to $165 million, comprised of a $100 million term loan facility and a $65 million revolving credit facility, to be repaid in four installments over 18-36 months. See Item 5.B, “Liquidity and Capital Resources.”

We have not entered into any material contracts other than in the ordinary course of business and other than those described above and in Item 4.B, “Information on the Company,” and elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See Item 4.B, “Information on the Company—B. Business Overview—Chinese Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”

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

People’s Republic of China Taxation

China promulgated the EIT Law and its implementing rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, will treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for EIT purposes and subject to PRC enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. In addition, the consequences of such treatment include a withholding tax applicable to our non-PRC shareholders. Specifically, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a 10% or 20% withholding tax will be imposed on dividends payable to our non-PRC enterprise or individual shareholders, respectively, and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs. The EIT Law and its implementing rules are unclear as to whether our Cayman Islands holding company will be treated as a PRC tax resident enterprise or not. See Item 3.D, “Key Information—Section D. Risk Factors —Risks Relating to China — Under China’s EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders. ”

If we are not deemed to be a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion applies only to U.S. Holders that purchase and hold our ADSs and ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not address any aspect of U.S. federal gift or estate tax; the state, local or non-U.S. tax; or the Medicare tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for securities holdings; banks or certain financial institutions; insurance companies; tax-exempt organizations; partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income-tax purposes or persons holding ADSs or ordinary shares through any such entities; regulated investment companies or real estate investment trusts; persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment; persons whose functional currency for tax purposes is not the U.S. dollar; persons liable for alternative minimum tax; or persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014, and we do not expect to be a PFIC in the foreseeable future. However, our PFIC status is tested each year and is dependent upon the composition of our assets and income and the value of our assets from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and because the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for 2015 or any future taxable year.

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

If we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or ordinary shares, certain adverse U.S. federal income-tax rules would apply. The U.S. Holder would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition, or deemed disposition, of its ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which the U.S. Holder receives an “excess distribution” or disposes of, or is deemed to dispose of, its ADSs or ordinary shares. Distributions in respect of the U.S. Holder’s ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to its ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of the U.S. Holder’s holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in the U.S. Holder’s holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year and (d) an interest charge at the rate for underpayment of taxes would be imposed on the resulting tax allocated to such period. In addition, if we were a PFIC, no distribution that the U.S. Holder receives from us would qualify for the reduced capital gains rate discussed in “—Dividends on ADSs and Ordinary Shares” above.

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

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Exchange Act. Statements made in this annual report on Form 20-F as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report on Form 20-F, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our subsidiaries are maintained in local currency, primarily the Renminbi, which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income. Transaction gains and losses are recognized in the statements of comprehensive income in other income, net.

Fluctuations in exchange rates directly affect our cost of revenues and net income and have a significant impact on fluctuations in our operating margins, because our net revenues were primarily generated from sales denominated in U.S. dollars, and most of our operating costs and expenses were denominated in Renminbi. Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of those U.S. dollars in relation to the Renminbi would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2014, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of $2.1 million to our total cash and cash equivalents.

We periodically purchase derivative financial instruments, such as foreign-exchange forward contracts, to manage our exposure to Renminbi-dollar currency-exchange risk. The counterparty for these contracts is generally a bank. The remaining maturity periods of these contracts range from one to 16 months. We recorded gains of $5.3 million, $10.2 million and $7.4 million on foreign-exchange forward contracts in 2012, 2013 and 2014, respectively. In past, our accounting policy requires us to mark to market at the end of each reporting period and to recognize the change in fair value in earnings immediately. Since September 2014, we have employed foreign-currency cash-flow hedge accounting with respect to certain foreign-currency forward exchange contracts that we entered into to hedge potential changes in the cash flow of forecasted foreign currency denominated sales transactions within the next 10 to 19 months attributable to changes in foreign currency exchange rates. When the designed hedging relationships are highly effective, the effective portion of gain or loss on the designated derivative instruments is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on a quarterly basis. We held foreign-exchange forward contracts with an aggregate notional amount of $420.5 million as of December 31, 2014. As of December 31, 2014, the forward contracts had a fair value of $(6.2) million. The average strike price and notional amounts of these outstanding foreign-exchange forward contracts, grouped by maturity date, were as follows:

	Derivatives not designated as hedging instruments		Derivatives designated as hedging instruments
Maturity period	Notional amount in US$ millions	Average strike rate	Notional amount in US$ millions	Average strike rate
Within 6 months	165.0	6.2014
6 months to 12 months	90.0	6.1867	116.0	6.2926
Over 12 months	—	—	49.5	6.3172

Total	$255.0	6.1962	$165.5	6.3000

Interest-Rate Risk

Our exposure to interest-rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2014, our total outstanding loans amounted to $213.7 million, with a weighted-average rate of 2.35%. Each of our loans is subject to a variable interest rate. A 1.0% increase in each applicable interest rate would add $2.1 million to our interest expense in 2014. We have not used any derivative financial instruments to manage our interest-risk exposure. Interest-earning instruments carry a degree of interest-rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. For a discussion of the impact of inflation, see Item 5A, “Operating and financial review and prospects—Operating Results.”

New accounting pronouncements

In May 2014, the FASB and International Accounting Standards Board, or IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and the Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. The Group is assessing the effect of adoption of this guidance on the Group’s consolidated financial states.

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

Fees Payable by the Depositary to the Issuer

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. From January 1, 2014, to April 3, 2015, we received from the depositary one payment of $1.0 million for costs related to investor relations services.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition and use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014, using criteria established in Internal Control – Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

Our audit committee consists of Walter T. Kwauk, who serves as the chairman, Kian-Wee Seah and Xuesong (Jeff) Leng. Our board of directors has determined that each is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. The board of directors has determined that Walter T. Kwauk meets the definition of “audit committee financial expert,” as defined by the SEC.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website, http://www.wuxiapptec.com, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-144806). You may request a copy of our code of business conduct and ethics free of charge by writing to Legal Department, WuXi AppTec Co., Ltd., 288 Fute Zhong Road, China (Shanghai) Pilot Free Trade Zone, Shanghai 200131, People’s Republic of China.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay other fees to our auditors during the periods indicated below.

	2013	2014
Audit fees(1)	$1,338,560	$1,501,972
Audit-related fees(2)	$19,409	$33,344
Tax fees(3)	$147,663	$205,739

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregated fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

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

In March 2013, our Board of Directors approved a share repurchase plan. Under this plan, the Company is authorized to repurchase up to $100 million of its American Depositary Shares, or ADSs, over the next 18-24 months. Each ADS represents 8 ordinary shares. The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2014.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid Per Ordinary Shares	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
March 1, 2014 to March 31, 2014	7,177,744	$4.58	7,668,024	65,983,666
April 1, 2014 to April 30, 2014	4,465,800	$4.49	12,133,824	45,939,668
May 1, 2014 to May 31, 2014	996,008	$4.11	13,129,832	41,841,966
June 1, 2014 to June 30, 2014	10,427,360	$4.02	23,557,192	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE Manual, in general NYSE-listed non-U.S. companies may follow their home-country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements because the laws of Cayman Islands do not require such compliance:

•	We are not required to obtain shareholder approval for the adoption of, or material revisions to, our equity-compensation plans when our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair.

•	We do not have a corporate governance and nominations committee composed entirely of independent directors as required of U.S. companies under NYSE rules.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the NYSE Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

INDEX TO EXHIBITS

Number	Description

1.1††	Second Amended and Restated Memorandum and Articles of Association of WuXi PharmaTech (Cayman) Inc. reflecting the September 10, 2008 amendment and the August 7, 2009 amendment.

2.1*	Specimen American Depositary Receipt.

2.2*	Specimen Certificate for Ordinary Shares.

2.3*	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., and holders of the American Depositary Receipts.

4.1*	Share Subscription Agreement among WuXi PharmaTech (BVI) Inc. and the parties named therein, dated January 26, 2007.

4.2*	Note Purchase Agreement among WuXi PharmaTech (BVI) Inc. and the several note purchasers named therein, dated January 26, 2007.

4.3****	Form of Convertible Note Agreement between WuXi PharmaTech (BVI) Inc. and convertible note purchasers.

4.4*	Second Amended and Restated Joint Venture Agreement between WuXi PharmaTech (BVI) Inc. and the parties named therein, dated February 9, 2007.

4.5*	Registration Rights Agreement among the Registrant and the several shareholders named therein dated June 4, 2007.

4.6*	Share Exchange Agreement Relating to WuXi PharmaTech (BVI) Inc., dated June 4, 2007, by and among the Registrant and the vendors named therein.

4.7†††	2007 Employee Share Incentive Plan.

4.8*	Form of Option Agreement.

4.9*	Form of Indemnification Agreement between the Registrant and its directors.

4.10*	Form of Employment Agreement between WuXi PharmaTech Co., Ltd. and its other executive officers.

4.13**	Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and AppTec Laboratory Services, LLC, dated as of December 3, 2002.

4.14***	Second Amendment to Office and Industrial Lease Agreement by and between Liberty Property Philadelphia Limited Partnership V and WuXi AppTec Inc., dated December 30, 2008.

4.15**	Lease Agreement by and between Highwoods Realty Limited Partnership and AppTec Laboratory Services, Inc., dated as of February 28, 2003 and First Amendment dated as of April 4, 2005 and Second Amendment dated as of April 30, 2008.

4.16***	Second Amendment to Lease Agreement by and between Alpha Exchange, LLC, formerly known as Highwoods Realty Limited Partnership and WuXi AppTec Inc. dated as of April 30, 2008.

4.17**	Lease Agreement by and between 1201 Northland Drive LLC and AppTec Laboratory Services, LLC, dated as of August 31, 2007.

4.18***	First Amendment to Lease Agreement by and between 1201 Northland Drive LLC and WuXi AppTec, Inc., dated as of June 10, 2008.

4.19**	Lease Agreement by and among Popefield North, LLC, formerly known as Lonnie Pope, AppTec Laboratory Services, Inc., formerly known as ViroMed Laboratories doing business as Axios, Inc., Bryant & Associates and Cushman & Wakefield of Georgia, Inc., dated as of March 18, 1997, and First Amendment dated as of June 27, 2002, Second Amendment dated as of March 28, 2005, Third Amendment dated as of June 29, 2007, and Fourth Amendment dated as of November 14, 2007.

4.20*†	Master Chemistry Service Agreement, dated January 2, 2007, by and between Pfizer Inc. and WuXi PharmaTech Co., Ltd.

4.21*†	Contract Services Agreement, dated May 18, 2005, by and between Vertex Pharmaceutical Incorporated and WuXi PharmaTech Co., Ltd.

4.22	Loan Agreement, by and among Wuxi PharmaTech (Cayman) Inc. as Borrower, Citicorp International Ltd. as Agent, Citigroup Global Markets Asia Ltd. as Coordinating Arranger, and other lenders and guarantors parties therein, dated as of February 16, 2015.

8.1	List of Subsidiaries.

11.1*	Code of Business Conduct and Ethics.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010; (v) Notes to Consolidated Financial Statements, tagged as blocks of text; and (vi) Schedule I – Condensed Financial Information Of Registrant.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-144806), as amended, initially filed with the SEC on July 24, 2007.
**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-150076), as amended, initially filed with the SEC on April 4, 2008.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 16, 2008.
†	Confidential treatment has been requested and granted with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.
††	Previously filed with the Registrant’s report on Form 6-K, filed with the SEC on August 10, 2009.
†††	Previously filed with the Registrant’s registration statement on Form S-8, filed with the SEC on July 30, 2012.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 15, 2015	WuXi PharmaTech (Cayman), Inc.

/S/ Edward Hu
Name: Edward Hu

Title: Chief Financial Officer and Chief Investment Officer

WUXI PHARMATECH (CAYMAN) INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2013 and 2014	F-4
Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2012, 2013 and 2014	F-6
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2012, 2013 and 2014	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014	F-8
Notes to the Consolidated Financial Statements	F-10
Schedule 1—WuXi PharmaTech (Cayman) Inc. Condensed Financial Statements as of December 31, 2013 and 2014, and for the Years Ended December 31, 2012, 2013 and 2014	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

    WuXi PharmaTech (Cayman) Inc.:

We have audited the accompanying consolidated balance sheets of Wuxi PharmaTech (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wuxi PharmaTech (Cayman) Inc. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 15, 2015, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 15, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

    WuXi PharmaTech (Cayman) Inc.:

We have audited Wuxi PharmaTech (Cayman) Inc. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Company and our report dated April 15, 2015, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, People’s Republic of China

April 15, 2015

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	88,871	211,456
Restricted cash	3,145	793
Short-term investments	302,267	223,533
Accounts receivable, net of allowance of $879 and $1,500 for 2013 and 2014, respectively	126,996	162,942
Amounts due from related parties	1,168	4,397
Inventories	45,097	48,546
Other current assets	25,447	25,264
Deferred tax assets	5,989	6,726

Total current assets	598,980	683,657

Non-current assets:
Long-term investments	21,781	49,037
Goodwill	31,087	53,619
Property, plant and equipment, net	279,254	351,688
Intangible assets, net	7,128	23,020
Prepaid land use rights	5,604	14,120
Deferred tax assets	251	1,417
Other non-current assets	4,782	5,068

Total non-current assets	349,887	497,969

Total assets	948,867	1,181,626

Liabilities and equity
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	67,853	199,719
Accounts payable	33,477	58,466
Amounts due to related parties	218	275
Accrued liabilities	34,605	43,454
Deferred revenue	28,149	27,669
Advanced subsidies	13,958	12,106
Other taxes payable	107	2,299
Income tax payable	7,104	10,306
Other current liabilities	8,634	19,481

Total current liabilities	194,105	373,775

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	December 31,
	2013	2014
Non-current liabilities:
Long-term debt, excluding current portion	11,124	13,987
Advanced subsidies	2,295	2,286
Deferred tax liabilities	3,407	10,377
Other non-current liabilities	3,187	3,347

Total non-current liabilities	20,013	29,997

Total liabilities	214,118	403,772

Commitments and contingencies (Note 18)
Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2013 and 2014; 572,270,834 and 561,159,373 issued and outstanding as of December 31, 2013 and 2014, respectively)	11,445	11,223
Additional paid-in capital	353,173	295,308
Accumulated earnings	303,171	415,329
Accumulated other comprehensive income	66,960	55,994

Total equity	734,749	777,854

Total liabilities and equity	948,867	1,181,626

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014
Net revenues:
Laboratory Services	382,890	430,853	492,007
Manufacturing Services	117,022	147,229	182,272

	499,912	578,082	674,279

Cost of revenues:
Laboratory Services	(235,148)	(264,370)	(298,559)
Manufacturing Services	(81,526)	(102,148)	(123,977)

	(316,674)	(366,518)	(422,536)

Gross profit	183,238	211,564	251,743
Operating (expenses) income
Selling and marketing expenses	(15,335)	(16,488)	(22,092)
General and administrative expenses	(70,324)	(78,882)	(104,708)
Research and development expenses	(8,136)	(10,950)	(21,215)
Impairment charges for goodwill and intangible assets	(3,415)	—	—
Revaluation of contingent consideration	3,391	—	—

Total operating expenses	(93,819)	(106,320)	(148,015)

Operating income	89,419	105,244	103,728
Investment income (loss)	(609)	(4,025)	12,729
Other income, net	9,157	27,278	3,434
Interest expense	(1,718)	(1,953)	(2,581)
Interest income	7,728	11,487	19,301

Income before income taxes	103,977	138,031	136,611
Income tax expense	(17,393)	(23,464)	(24,453)

Net income	86,584	114,567	112,158

Earnings per share
Basic	0.15	0.20	0.20
Diluted	0.15	0.20	0.19
Other comprehensive income, net of tax:
Currency translation adjustments	1,358	15,795	(11,944)
Unrealized gains on available-for-sale securities	—	4,482	2,476
Unrealized loss on cash flow hedges	—	—	(1,498)

Subtotal	1,358	20,277	(10,966)

Total comprehensive income	87,942	134,844	101,192

Shares used in calculating basic earnings per share	568,366,612	567,316,438	563,813,578

Shares used in calculating diluted earnings per share	582,378,749	582,023,601	576,591,371

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Ordinary		Additional Paid-In	Accumulated Earnings	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	(Deficit)	Income	Equity
Balance as of January 1, 2012	570,489,352	11,410	345,832	103,159	45,325	505,726
Issuance of ordinary shares pursuant to share incentive plan	7,743,594	155	1,225	—	—	1,380
Share-based compensation expense	—	—	14,314	—	—	14,314
Conversion of convertible notes	22,771,021	455	35,409	—	—	35,864
Repurchase of ordinary shares issued for convertible notes	(22,771,021)	(455)	(35,409)	(1,139)	—	(37,003)
Repurchase of ordinary shares	(17,111,944)	(343)	(29,657)	—	—	(30,000)
Currency translation adjustment	—	—	—	—	1,358	1,358
Net income	—	—	—	86,584	—	86,584

Balance as of December 31, 2012	561,121,002	11,222	331,714	188,604	46,683	578,223
Issuance of ordinary shares pursuant to share incentive plan	11,640,112	233	4,716	—	—	4,949
Share-based compensation expense	—	—	17,895	—	—	17,895
Repurchase of ordinary shares	(490,280)	(10)	(1,152)	—	—	(1,162)
Currency translation adjustment	—	—	—	—	15,795	15,795
Unrealized gains on available-for-sale securities	—	—	—	—	4,482	4,482
Net income	—	—	—	114,567	—	114,567

Balance as of December 31, 2013	572,270,834	11,445	353,173	303,171	66,960	734,749
Issuance of ordinary shares pursuant to share incentive plan	8,609,768	172	2,053	—	—	2,225
Share-based compensation expense	—	—	22,963	—	—	22,963
Repurchase of ordinary shares	(23,066,912)	(461)	(98,416)	—	—	(98,877)
Tax benefit from equity awards			602	—	—	602
Currency translation adjustment	—	—	—	—	(11,944)	(11,944)
Unrealized gains on available-for-sale securities	—	—	—	—	2,476	2,476
Unrealized loss on cash flow hedge	—	—	—	—	(1,498)	(1,498)
Share issued in connection of business acquisition	3,345,683	67	14,933	—	—	15,000
Net income	—	—	—	112,158	—	112,158

Balance as of December 31, 2014	561,159,373	11,223	295,308	415,329	55,994	777,854

The accompanying notes are an integral part of these consolidated financial statements.

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014
Operating activities:
Net income	86,584	114,567	112,158
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	14,314	17,895	22,963
Depreciation and amortization expense	41,672	44,741	46,361
Provision for doubtful receivables	486	192	931
Inventory write-down	714	381	753
Loss on disposal of long-lived assets	641	900	848
Revaluation of contingent consideration	(3,391)	—	—
Impairment charges for goodwill and intangible assets	3,415	—	—
Goodwill adjustment due to final purchase price allocation	479	—	—
Loss (gain) on forward contracts marked to market	(2,053)	(9,087)	16,632
Loss from equity-method investments	642	5,297	4,309
Gain from share exchange for available-for-sale securities	—	(1,153)	—
Gain from disposals of available-for-sale securities	—	—	(16,630)
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(27,312)	(28,180)	(33,460)
Inventories	(3,175)	3,643	(4,549)
Amounts due from related parties	—	(191)	(4,011)
Other current assets	1,250	(3,723)	(21,059)
Other non-current assets	6	(1,077)	640
Accounts payable	1,629	9,502	1,982
Amounts due to related parties	—	218	57
Accrued liabilities	6,431	6,550	6,772
Other taxes payable	1,511	239	5,261
Other current liabilities	1,577	3,450	6,378
Deferred revenue	1,152	10,840	(1,783)
Advanced subsidies	1,144	1,604	(2,847)
Deferred taxes	3,162	4,794	(1,379)
Long-term payable	177	106	54

Net cash provided by operating activities	131,055	181,508	140,381

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Dollars in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014
Investing activities:
Acquisition of businesses, net of cash acquired	—	(805)	(23,873)
Purchases of property, plant and equipment	(66,869)	(53,426)	(98,135)
Proceeds from sales of property, plant and equipment	69	242	90
Purchase of intangible assets	(968)	(2,681)	(9,984)
Change in restricted cash	2,032	(2,712)	2,345
Purchase of short-term investments	(305,582)	(491,875)	(372,862)
Purchase of long-term investments	(10,321)	(5,326)	(33,035)
Proceeds from sales of short-term investments	259,283	372,555	471,563
Advanced subsidy received for construction	4,779	4,070	6,306
Other cash received from investing activities	—	175	—
Payment for residential buildings	—	(4,037)	—
Proceeds from sale of residential buildings	—	18,085	4,430
Proceeds from dissolution of equity interest of long-term investment	—	651	—
Deconsolidation of WuXiPRA	—	(335)	—

Net cash used in investing activities	(117,577)	(165,419)	(53,155)

Financing activities:
Proceeds from long-term debt	4,260	9,907	13,000
Repayment of long-term debt	(265)	(263)	(4,533)
Proceeds from short-term bank borrowings	77,242	66,774	206,425
Repayment of short-term bank borrowings	(46,853)	(62,273)	(80,101)
Proceeds from exercise of share options	1,380	4,949	2,225
Repurchase of ordinary shares issued for convertible notes	(37,003)	—	—
Repurchase of ordinary shares	(30,000)	(1,162)	(98,877)

Net cash provided by (used in) financing activities	(31,239)	17,932	38,139

Effect of exchange rate changes on cash and cash equivalents	526	717	(2,780)
Net increase (decrease) in cash and cash equivalents	(17,235)	34,738	122,585
Cash and cash equivalents at beginning of year	71,368	54,133	88,871

Cash and cash equivalents at end of year	54,133	88,871	211,456

Supplemental disclosure of cash flow information:
Cash paid for interest	(1,566)	(2,016)	(1,928)
Cash paid for income taxes	(15,606)	(15,889)	(23,165)
Non-cash investing and financing activities:
Purchases of property, plant and equipment included in liabilities	4,292	7,116	30,406
Ordinary shares issued for acquisition	—	—	15,000

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

WuXi PharmaTech (Cayman) Inc. (“the Company”) was incorporated under the laws of the Cayman Islands on March 16, 2007. As of December 31, 2014, the Company operated primarily through the following subsidiaries:

Name of Company	Place and Date of Incorporation / Acquisition	Attributable Equity Interest Held	Principal Activity
WuXi AppTec (BVI) Inc. (“WXAT BVI”)	British Virgin Islands June 3, 2004	100%	Holding company of People’s Republic of China(“PRC”) subsidiaries
WuXi AppTec Co., Ltd. (“WXAT”)	PRC July 13, 2005	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec (Shanghai) Co., Ltd. (“WASH”)	PRC April 2, 2002	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai SynTheAll Pharmaceutical Co., Ltd. (“STA”)	PRC January 23, 2003	100%	Pharmaceutical manufacturing
WuXi AppTec (Suzhou) Co., Ltd. (“WASZ”)	PRC October 8, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXiAppTec (Tianjin) Co., Ltd. (“WATJ”)	PRC June 5, 2006	100%	Laboratory services to pharmaceutical and biotechnology industries
WuXi AppTec Holding Company, Inc. (“AppTec Holding”)	United States of America (“United States” or “U.S.”) January 3, 2008	100%	Holding company of U.S. subsidiaries
WuXi AppTec, Inc. (“AppTec”)	United States January 3, 2008	100%	Laboratory services to biotechnology and medical device industries
WX (BVI), Ltd.	British Virgin Islands July 4, 2008	100%	Holding company of European subsidiaries
Kaipara Enterprises Ltd.	Cyprus July 14, 2008	100%	Shell company
Klivia Investments Sp. Z o.o.	Poland July 31, 2008	100%	Intermediate holding company
WuXi AppTec Biopharmaceuticals Co., Ltd. (“WABIO”)	PRC May 25, 2010	100%	Biologics manufacturing
WuXi AppTec (Wuhan) Co., Ltd. (“WAWH”)	PRC November 30, 2010	100%	Laboratory services to pharmaceutical and biotechnology industries
Shanghai AppTec (HK) Ltd.	Hong Kong December 10, 2010	100%	Shell company
Global Bond Investments Ltd.	Hong Kong December 8, 2010	100%	Investment management
Chemdepo, Inc. (“Chemdepo”)	United States March 30, 2011	100%	Radioactive chemistry compound synthesis service to pharmaceutical and biotechnology industries

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name of Company	Place and Date of Incorporation / Acquisition	Attributable Equity Interest Held	Principal Activity
WuXi AppTec UK, Inc. (“AppTec UK”)	United Kingdom January 17, 2011	100%	Sales company
WuXi AppTec Sales, LLC (“AppTec Sales”)	United States January 19, 2011	100%	Sales company
STA Pharmaceutical Hong Kong Ltd. (“STA HK”)	Hong Kong April 12, 2011	100%	Sales company
Shanghai STA Pharmaceutical R&D Co., Ltd. (“STA R&D”)	PRC April 15, 2011	100%	Pharmaceutical process development and manufacturing
WuXi PharmaTech Investment Holdings (Cayman) Inc.	United States May 24, 2011	100%	Investment holding company
WuXi PharmaTech Investments (Cayman) Inc.	Cayman Islands May 24, 2011	100%	Investment management
WuXi PharmaTech Fund I General Partner L.P.	Cayman Islands May 24, 2011	100%	Investment management
WuXi PharmaTech Investment Management (Cayman) Inc.	Cayman Islands May 24, 2011	100%	Investment management
WuXi PharmaTech Healthcare Fund I L.P.	Cayman Islands May 24, 2011	100%	Corporate venture investment (U.S. dollar fund)
Wuxi AppTec Investment & Development Co., Ltd.	PRC June 29, 2011	100%	Investment management
WuXi AppTec Biomedical Investment Management L.P.	PRC July 18, 2011	100%	Investment management
WuXi AppTec Equity Investment Management Co., Ltd.	PRC August 11, 2011	100%	Investment management
WuXi AppTec Investment Fund I L.P.	PRC August 16, 2011	100%	Corporate venture investment (RMB fund)
Abgent, Inc.	United States October 14, 2011	100%	Biologics reagent research and sales
Abgent Europe Ltd.	United Kingdom October 14, 2011	100%	Biologics reagent sales
Abgent Biotechnology (Suzhou) Co., Ltd. (“Abgent Suzhou”)	PRC October 14, 2011	100%	Biologics reagent development and production
MedKey Med-Tech Development Co., Ltd.	PRC October 31, 2011	100%	Clinical research

1. ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name of Company	Place and Date of Incorporation / Acquisition	Attributable Equity Interest Held	Principal Activity
SynTheAll (Changzhou) Pharmaceutical R&D Co., Ltd	PRC December 15, 2011	100%	Pharmaceutical manufacturing
MedIShine Discovery, Inc.	PRC December 16, 2011	100%	Testing services (no activity in 2014)
WuXi AppTec (Hong Kong) Ltd.	Hong Kong March 26, 2012	100%	Sales company
WuXi AppTec (Suzhou) Testing Technology Co., Ltd.	PRC May 30, 2012	100%	Testing services
WuXi AppTec (Haimen) Co., Ltd.	PRC July 2, 2012	100%	Pharmaceutical manufacturing (no activity in 2014)
Changzhou SynTheAll Pharmaceutical Co., Ltd.	PRC September 29, 2013	100%	Pharmaceutical manufacturing (no activity in 2014)
WuXi Biologics Holdings Co., Ltd.	PRC August 14, 2014	100%	Sales company
WuXi AppTec LN (Cayman) Inc.	Cayman Islands July 23, 2014	100%	Shell company
LabNetwork B.V.	Netherlands December 12, 2014	100%	E-commerce
LabNetwork Inc.	United States November 14, 2014	100%	E-commerce
XenoBiotic Laboratories, Inc.	United States September 30, 2014	100%	Testing services
Sino Path Holdings Ltd.	British Virgin Islands September 30, 2014	100%	Sales company
XBL (BVI) Ltd.	British Virgin Islands September 30, 2014	100%	Sales company
XBL-HK, Ltd.	Hong Kong September 30, 2014	100%	Sales company
XBL-China, Inc.	PRC September 30, 2014	100%	Testing services
WuXi AppTec (Shanghai) Investment Management Co., Ltd.	PRC September 19, 2014	100%	Investment management
WuXi AppTec Lab Testing and Diagnosis (Shanghai) Co., Ltd.	PRC October 17, 2014	100%	Testing services
WuXi Genomics, Inc.	Cayman Islands December 18, 2014	100%	Investment management
WuXi Biologics (Cayman) Inc.	Cayman Islands February 27, 2014	100%	Shell company
WuXi Biologics (Hong Kong) Ltd.	Hong Kong May 12, 2014	100%	Sales company

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

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. The significant estimates included in the accompanying consolidated financial statements include assumptions regarding the valuation of goodwill, other long-lived assets and the cash flow hedge, the estimated useful lives of long-lived assets, the valuation of deferred tax assets, the provision for uncertain tax positions and the computation of share-based compensation expense. Actual results may vary from these estimates.

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

The Company accounts for investments in the common shares of investees over whose operating and financial policies the Company has the ability to exert significant influence by using the equity method of accounting. The Company recognizes its share of earnings or losses of the investees in the consolidated statements of income and comprehensive income and adjusts the carrying amount of the investments. Dividends received reduce the carrying amount of investments accordingly. Equity-method investments are reviewed for impairment by assessing if the decline in market value of the investment below its carrying value is other than temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Company to hold investments and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other than temporary.

The Company accounts for investments in the common shares of investees without determinable fair values, for which the Company does not have the ability to exercise significant influence over operating and financial policies as cost-method investments. The Company’s investments are carried at historical cost and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect on the investments’ value. An impairment loss is recognized in the consolidated statements of income and comprehensive income equal to the excess of an investment’s cost over its fair value when the impairment is deemed other than temporary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. There was no interest capitalized into property, plant and equipment in 2012, 2013 and 2014. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. The Company expenses repair and maintenance costs when they are incurred.

Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Buildings	20 years
Vehicles	5 years
Fixtures and equipment	1 to 15 years
Building improvements	Shorter of the estimated useful lives of the assets or the remaining lease term

(h) Prepaid land use rights

All land in the PRC is owned by the PRC government, who, according to PRC law, may sell the right to use the land for a specified period of time. Prepaid land use rights are recognized ratably over the life of the 50-year land lease.

(i) Intangible assets, net

Intangible assets consist primarily of acquired software licenses, customer relationships, brand names, patents and non-compete agreements. They are recorded at cost less accumulated amortization. Customer relationships are amortized on a straight-line basis over periods ranging from10 to 12 years, while all other intangible assets are amortized on a straight-line basis over their expected useful lives ranging from 2 to 30 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(j) Goodwill

Goodwill represents the cost in excess of the fair value of net tangible and identifiable intangible assets acquired in business combinations. The Company adopted Accounting Standards Update (“ASU”) 2011-08, Intangibles—Goodwill and Other (Topic 350), in 2012. This accounting standard gives the Company an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The fair value of each reporting unit is determined by the Company using the expected present value of future cash flows. The key assumptions used in the calculation include the long-term rates of sales and cost growth, expected profitability, working-capital requirements and discount rates. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination, with the assessed fair value determined in the first step allocated to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management has selected November 30 to perform its annual impairment test.

In 2012, the Company adjusted goodwill by $0.48 million in connection with the finalization of the purchase price allocation associated with the Abgent acquisition. In addition, the Company determined that an indication of potential goodwill and long-lived asset impairment of Abgent existed due in large part to the poor commercial performance of Abgent’s antibody pool, evidenced by a significant decline in new sales orders beginning in the fourth quarter of 2012. As a result of the impairment analysis, which represented a nonrecurring level 3 fair value measurement, the Company recognized a goodwill impairment of $1.7 million. The Company did not recognize any goodwill impairment during the years ended December 31, 2013 and 2014.

A rollforward of Laboratory Services goodwill is as follows:

Laboratory Services
Balance as of January 1, 2012	$34,701
Goodwill arising from acquisitions	(479)
Impairment recognized	(1,661)

Balance as of December 31, 2012	32,561
Goodwill exchange difference	24
Goodwill divested on deconsolidation of WuXiPRA	(1,498)

Balance as of December 31, 2013	31,087
Goodwill arising from acquisition	22,609
Goodwill exchange difference	(77)

Balance as of December 31, 2014	$53,619

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

The Company performed a recoverability test of its long-lived assets associated with the Abgent business in the fourth quarter of 2012. Based on this analysis, the Company recognized an impairment of acquired intangibles of $1.8 million. The Company recognized no impairment of long-lived assets for the years ended December 31, 2013 and 2014.

The fair value of long-lived intangible assets was determined by the Company based on the excess-earnings method, an income approach method whereby the value of an intangible asset is determined by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings method explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market. This is a nonrecurring level 3 fair value measurement.

(l) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Revenue was recognized, net of sales-related taxes of $0.4 million, $1.0 million and $0.4 million, for the years ended December 31, 2012, 2013 and 2014, respectively.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(m) Research and development expense

Research and development expenses include costs directly attributable to the conduct of research and development programs, mainly including the labor cost, consumed materials and other expenses incurred in the activities of research and development. All costs associated with research and development are expensed as incurred.

(n) Shipping and handling costs

Shipping and handling costs relating to the delivery of technical reports or products are included in selling and marketing expenses and totaled $0.1 million, $0.1 million and $0.3 million for the years ended December 31, 2012, 2013 and 2014, respectively.

(o) Government subsidies

Government subsidies are initially recorded as advanced subsidies and are recognized as reductions of general and administrative expenses, as other income or as reductions of the cost of assets acquired when the associated obligations for earning such subsidies have been met. The Company received government subsidies of $14.0 million, $16.5 million and $19.0 million during the years ended December 31, 2012, 2013 and 2014, respectively. The Company recognized government subsidies for general corporate purposes of $8.1 million, $10.7 million and $16.5 million as either a reduction of general and administrative expenses or as other income, and recognized subsidies of $3.7 million, $1.8 million and $5.0 million as reductions of the cost of assets acquired during the years ended December 31, 2012, 2013 and 2014, respectively. In 2012, a local government provided the Company with the use of certain laboratories for free for a period of five years.

As of December 31, 2013 and 2014, the Company had recorded balances of advanced subsidies of $16.3 million and $14.4 million, respectively.

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

(q) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $0.7 million, $0.9 million and $1.9 million for the years ended December 31, 2012, 2013 and 2014, respectively, and are classified as selling and marketing expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(r) Share-based compensation

Share-based awards are recognized as compensation expenses, net of estimated forfeitures, in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the service period. Share-based compensation expense has been recorded in either cost of revenues, selling and marketing expenses or general and administrative expenses, depending on the job function of the grantee. The Company recognized share-based compensation expense of $14.3 million, $17.9 million and $23.0 million for the years ended December 31, 2012, 2013 and 2014, respectively (see Note 13).

Share-based compensation has been recorded as follows:

	Year Ended December 31,
	2012	2013	2014
Cost of revenues	3,905	5,184	5,942
Selling and marketing expenses	231	168	371
General and administrative expenses	10,178	12,543	16,650

Total	14,314	17,895	22,963

(s) Income taxes

The Company accounts for income taxes using the asset-and-liability method, whereby it calculates a deferred tax asset or liability using current tax laws and enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The Company establishes valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. The Company does not provide deferred taxes related to the excess of U.S. GAAP basis over the U.S. tax basis in the investment in the Company’s foreign subsidiaries to the extent such amounts relate to permanently reinvested earnings and profits of such foreign subsidiaries.

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

The financial records of the Company’s PRC subsidiaries are maintained in Renminbi (“RMB”). Assets and liabilities are translated at the exchange rates at the balance sheet date; equity accounts are translated at historical exchange rates; and revenues, expenses, gains and losses are translated using the average rate for the year. Cumulative translation adjustments are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income. Transaction gains and losses are recognized in the statements of income in other income, net.

The RMB is not a freely convertible currency. The PRC State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC’s foreign-exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $58.9 million and $91.5 million as of December 31, 2013 and 2014, respectively.

(v) Derivative instruments

From time to time, the Company enters into deliverable and non-deliverable foreign-exchange forward contracts with financial institutions to protect against volatility of future cash flows caused by the changes in foreign-exchange rates associated with outstanding accounts receivable. Prior to September 2014, the Company did not apply hedge accounting, and, as such, forward contracts were marked to market at each reporting date, with changes in fair value recognized in the statements of income.

The gains (losses) from foreign-exchange forward contracts were $5.3 million, $19.3 million and $(9.3) million for the years ended December 31, 2012, 2013 and 2014, respectively, and have been included in other income, net.

Starting from September 2014, the Company began to employ foreign-currency cash-flow hedge accounting with respect to certain designated foreign-currency forward exchange contracts that the company entered into to hedge potential changes in the cash flow of forecasted foreign-currency-denominated sales transactions within the next 10 to 19 months attributable to changes in foreign-currency exchange rates. When the designed hedging relationships are highly effective, the effective portion of the gain or loss on the designated derivative instruments is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated statements of comprehensive income. The ineffective portion of cash-flow hedges, if any, is recognized in income immediately. The effectiveness of designated hedging relationships is tested and documented on a quarterly basis to determine if the hedging relationship has been highly effectively.

The net change associated with hedging transactions was $(1.5) million in the year ended of December 31, 2014, and has been included in other comprehensive income. The estimated net amount of the existing losses expected to be reclassified into earnings within the next 12 months is $(1.1) million.

(w) Comprehensive income

Comprehensive income is comprised of net income, foreign-currency translation adjustments, unrealized gains (losses) on available-for-sale securities and a cash flow hedge.

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

(y) New accounting pronouncements

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and the timing of its recognition. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and the Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2014, the FASB issued a new pronouncement that provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. The Company is assessing the effect of adoption of this guidance on the Company’s consolidated financial statements.

3. ACQUISITION

XenoBiotic Laboratories, Inc. and its subsidiaries (“XBL”)

To bolster the Company’s laboratory testing division (“LTD”) in bioanalytical and DMPK/ADME services, particularly in studies of radio-labeled compounds, and to gain access to new agricultural and animal health customers, on September 30, 2014, the Company acquired 100% voting equity interest of XBL, a leading service company that provides bioanalytical, drug metabolism and pharmacokinetic services to the pharmaceutical, animal health and agrochemical industries.

The total purchase price was $41.4 million, consisting of $26.4 million in cash and $15.0 million of the Company’s ordinary shares.

The acquisition was accounted for under the acquisition method of accounting, and accordingly, the acquired assets and assumed liabilities were recorded at their fair value at the date of acquisition as follows:

	Amount	Amortization Period
Current assets	$6,220
Property, plant and equipment	5,463
Intangible assets—trade names	822	7 years
Intangible assets—customer relationships	15,253	12 years
Goodwill	22,609
Current liabilities	(2,513)
Deferred tax liabilities	(6,476)

Total purchase price	$41,378

The $22.6 million of goodwill was assigned to the laboratory services segment.

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

4. DECONSOLIDATION

On May 1, 2013, the Company and Pharm Research Associates (UK) Ltd. (“PRA”), a leading global clinical contract research organization, established a joint venture to offer a broad platform of Phase I-IV clinical trial services in China, Hong Kong and Macau. PRA contributed cash of $4.6 million into the Company’s previously 100% owned subsidiary, WuXi AppTec Clinical Research and Regulatory Services Co., Ltd. (“WXCR”) in exchange for 49% of WXCR’s equity interest. Concurrently, the Company’s rights and obligations changed, such that the Company no longer controls WXCR and accordingly the Company deconsolidated WXCR on May 1, 2013. Subsequently, the Company has accounted for the fair value of the retained investment in WXCR as a long-term investment under the equity method of accounting. The Company estimated the fair value of the retained investment in WXCR using the expected present value of cash flows, a level 3 fair value measurement. No gain or loss was recognized in the consolidated statement of comprehensive income as a result of this deconsolidation. Subsequent to the deconsolidation, WACR changed its name to WuXi PRA Clinical Research (Shanghai) Co. Ltd. (“WuXiPRA”). The Company recognized its share of WuXiPRA’s loss of $1.6 million and $2.0 million for the years ended December 31, 2013 and 2014, respectively.

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

5. FAIR VALUE MEASUREMENT - continued

As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Description		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$12,460	$12,460	$—	$—
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other current assets	12,987	—	12,987	—
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other current liabilities	(799)	—	(799)	—

Total	$24,648	$12,460	$12,188	$—

Description		Fair Value Measurements at Reporting Date Using
	Year Ended December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$9,014	$9,014	$—	$—
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other current liabilities	(4,470)	—	(4,470)	—
Derivatives designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other current liabilities	(1,764)	—	(1,764)	—

Total	$2,780	$9,014	$(6,234)	$—

5. FAIR VALUE MEASUREMENT – continued

The following tables present the amounts related to derivative instruments affecting the Company’s consolidated statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014:

Derivative Type	Gain(Loss) on Derivatives Recognized in Total Comprehensive Income
	2012	2013	2014
Derivatives not designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other income (loss), net	$5,337	$19,302	$(9,262)
Derivatives designated as hedging instruments:
Foreign-exchange forward contracts—recorded in other comprehensive income	$—	$—	$(1,498)

The Company held foreign-exchange forward contracts with a total notional value of $557.0 million and $420.5 million as of December 31, 2013 and 2014, respectively. These contracts mature in between one and 16 months. The following table shows the notional amounts of the Company’s outstanding derivative instruments associated with gross fair value as reflected in the consolidated balance sheets:

Date	Financial Instrument	Notional Value	Fair Value
As of December 31, 2013	Foreign-exchange forward contracts and options	$557,000	$12,188
Derivatives not designated as hedging instruments:
As of December 31, 2014	Foreign-exchange forward contracts and options	$255,000	$(4,470)
Derivatives designated as hedging instruments:
As of December 31, 2014	Foreign-exchange forward contracts	$165,500	$(1,764)

The Company used the Black-Scholes option pricing model in valuing the non-deliverable foreign-exchange forward contract options. The Black-Scholes model requires inputs such as spot, forward and interest rates and market-implied volatility, which are derived from external sources. For the remainder of the derivative financial instruments, the Company used a discounted cash flow methodology, which requires inputs such as interest-rate yield curves and foreign exchange rates. The significant inputs used in the aforementioned models are either directly observable or can be corroborated with market-observable data, and therefore the fair value measurements are classified as Level 2.

The estimated fair value of the Company’s financial instruments, including short-term investments, accounts receivable, accounts payable, income taxes payable, accrued liabilities and short-term borrowings, approximates their carrying value due to their short-term nature. The fair value of long-term borrowings as of December 31, 2013 and 2014, totaled $11.2 million and $14.3 million, respectively. The amounts were estimated based on discounted cash flow analysis at prevailing market rates on each reporting period end (Level 2 inputs).

6. SHORT-TERM INVESTMENTS

Short-term investments consist primarily of various fixed-income financial products purchased from Chinese banks and trusts. The maturities of these financial products range from one month to less than one year, with interest rates ranging from 4.3% to 6.5%. They are classified as short-term investments on the consolidated balance sheets as their contractual maturity dates are equal to or less than one year. The repayment of most of the financial products is guaranteed by the Chinese banks from which the fixed-income financial products were purchased. Historically, the Company has received the principal and accrued interest in full upon maturity of these investments.

7. INVENTORIES

Inventories consist of the following:

	As of December 31,
	2013	2014
Raw materials	$12,413	$17,380
Work-in-progress	19,522	22,837
Finished goods	13,162	8,329

Total	$45,097	$48,546

For the years ended December 31, 2012, 2013 and 2014, inventories were written down by $0.7 million, $0.4 million and $0.8 million, respectively, to reflect the lower of cost or market.

8. LONG-TERM INVESTMENTS

Available-for-sale securities

Investments in available-for-sale securities represent investments in the common shares of two entities listed on NASDAQ. The cost and fair value of the available-for-sale securities as of December 31, 2014 were as follows:

	Cost	Unrealized Gain	Fair Value
Amicus Therapeutics, Inc. (“Amicus”)	$1,055	$3,177	$4,232
Juno Therapeutics, Inc. (“Juno”)	1,000	3,782	4,782

Total	$2,055	$6,959	$9,014

The Company acquired the preferred shares of Agios Pharmaceuticals Inc. (“Agios”) for $3.0 million in November 2011 and accounted for them as a cost-method investment as of December 31, 2011 and 2012. The Company reclassified the investment to available-for-sale in July 2013, the effective date of Agios’s listing on the NASDAQ. In 2014, the Company sold all of its Agios shares and realized a gain of $7.2 million which includes $2.3 million of accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale securities.

The Company acquired the preferred shares of Foundation Medicine, Inc. (“FMI”) for $1.0 million in September 2012 and accounted for them as a cost-method investment as of December 31, 2012. The Company reclassified the investment to available-for-sale in September 2013, the effective date of FMI’s listing on the NASDAQ. In 2014, the Company sold all of its FMI shares and realized a gain of $1.5 million which includes $1.6 million of accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale securities.

The Company acquired the preferred shares of Callidus Biopharma, Inc. (“Callidus”) for $1.0 million and $2.0 million in January 2012 and February 2013, respectively, and accounted for them as cost-method investments. In November 2013, Callidus was acquired by Amicus Therapeutics, Inc. (“Amicus”) an NASDAQ listed company. Prior to the acquisition, the Company received $0.2 million in dividends, which were accounted for as a reduction of the investment cost. In connection with the acquisition, the preferred shares of Callidus were exchanged for the common shares of Amicus. The Company recorded the fair value of Amicus’ common shares of $4.0 million as available-for-sale securities and recognized a gain of $1.2 million on the acquisition date. In 2014, the Company sold $1.4 million of its Amicus shares and realized a gain of $7.9 million which includes $0.3 million of accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale securities.

The Company acquired the preferred shares of Juno for $1.0 million in August 2014 and accounted for them as a cost-method investment. The Company reclassified the investment to available-for-sale in December 2014, the effective date of Juno’s listing on NASDAQ.

Equity-method investments

The following table summarizes the Company’s direct ownership interests in equity-method investees:

	As of December 31,
	2013	2014
Adagene	15.8%	21.6%
WuXi MedImmune	50.0%	50.0%
QB3	13.3%	13.3%
PhageLux	20.0%	42.9%
WuXiPRA (See Note 4)	51.0%	51.0%

On November 16, 2011, the Company invested $0.002 million in Adagene Inc. (“Adagene”) to acquire its common stock and also purchased $1.3 million of convertible notes. The Company invested $1.0 million in November 2014 and its ownership stake increased to 21.6%. This investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of Adagene, as the Company has one of the five board seats of Adagene. The Company recognized its share of the joint venture’s losses of $0 million, $0.9 million and $0.6 million incurred for the years ended December 31, 2012, 2013 and 2014, respectively.

On September 12, 2012, the Company and MedImmune, the global biologics arm of AstraZeneca, formed a joint venture, Soaring China Ltd. (“SCL”), to develop and commercialize MEDI5117, a novel biologic for rheumatoid arthritis for the China market. In 2013 SCL changed its name to WuXi MedImmune Biopharmaceutical Co. Ltd. (“WuXi MedImmune”). The Company invested $5.5 million in WuXi MedImmune in 2012. This investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of the joint venture. The Company recognized its share of the joint venture’s losses of $0.6 million, $2.7 million and $1.2 million incurred for the years ended December 31, 2012, 2013 and 2014, respectively.

On December 17, 2012, the Company invested $0.5 million in QB3 Incubator Partners, L.P. (“QB3”), a Delaware limited partnership, and obtained 13.3% of the limited partnership’s interest. This investment was accounted for as an equity-method investment due to the significant influence the Company has over the operating and financial policies of QB3. The Company recognized its share of the joint venture’s gains of $0 million, $0 million and $0.1 million incurred for the years ended December 31, 2012, 2013 and 2014, respectively.

On November 18, 2013, the Company entered an agreement to purchase the Seed Preferred Shares of Phagelux, Inc., (“PhageLux”), an entity registered in the Cayman Islands engaged in providing phage solutions for various bacterial problems. According to the agreements, the Company has agreed to invest up to $3.0 million in tranches up to 200,000 shares of Seed Preferred Shares or 60% of the total outstanding shares, subject to the achievement of certain milestones. The Company considered Phagelux to be a joint venture based on its governance structure and accounted for the investment under the equity method. As of December 31, 2014, the Company has invested $1.5 million. The Company recognized its share of the joint venture’s losses of $0 million and $0.5 million incurred for the years ended December 31, 2013 and 2014, respectively.

8. LONG-TERM INVESTMENTS - continued

The following table summarizes the carrying amount of investments in equity-method investees:

	As of December 31,
	2013	2014
Adagene	$410	$767
WuXi MedImmune	2,117	889
QB3	500	561
PhageLux	500	1,014
WuXiPRA	1,284	—

Total	$4,811	$3,231

Cost-method investments

As of December 31, 2013 and 2014, the Company had invested $4.5 million and $23.9 million in certain technologies and life-sciences companies and industry funds. These investments were accounted for using the cost method, because the Company does not have the ability to exert significant influence over the investees. As of December 31, 2014, there had been no identified events or changes in circumstances that had a significant adverse effect on the investments or other indicators of impairment.

Others

On December 25, 2014, the Company deposited $12.9 million in HSBC with a term of two years at a fixed interest rate of 4.02%. The fair value of long-term bank deposits as of December 31, 2014 totaled $13.0 million. The fair value was estimated using the discounted cash flows method by discounting the estimated future collections using the Company’s incremental borrowing rate for an instrument with similar terms on the measurement date (Level 2 inputs).

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of December 31,
	2013	2014
Buildings	$75,392	$96,309
Vehicles	2,912	2,843
Fixtures and equipment	243,921	293,354
Building improvements	92,476	108,160

Total	414,701	500,666
Less: Accumulated depreciation	(183,380)	(231,476)

Subtotal	231,321	269,190
Construction in progress	47,933	82,498

Property, plant and equipment, net	$279,254	$351,688

Depreciation expense was $39.1 million, $43.8 million and $45.2 million for the years ended December 31, 2012, 2013 and 2014, respectively. There were no impairment charges for property, plant and equipment for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the Company did not have any pledged property, plant and equipment to secure banking facilities granted to the Company.

10. INTANGIBLE ASSETS, NET

As of December 31, 2013 and 2014, the Company had the following balances of amortizable intangible assets:

	As of December 31,
	2013	2014
Cost:
Customer relationships	$9,640	$24,856
Patents	359	359
Trade names	2,367	3,179
Non-compete agreements	77	76
Software	10,726	11,643

Total	$23,169	$40,113

Accumulated amortization:
Customer relationships	(9,343)	(9,564)
Patents	(152)	(408)
Trade names	(208)	(321)
Non-compete agreements	(33)	(48)
Software	(6,305)	(6,752)

Total	(16,041)	(17,093)

Intangible assets, net	$7,128	$23,020

The Company recorded amortization expense of $2.5 million, $0.9 million and $1.2 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Impairment charges for intangible assets of $1.8 million, $0 million and $0 million were recorded for the years ended December 31, 2012, 2013 and 2014, respectively.

The following table presents the total estimated amortization expense for intangible assets for future years:

Year	Total
2015	$2,555
2016	2,350
2017	2,267
2018	2,143
2019	2,020
Thereafter	11,685

Total	$23,020

11. BORROWINGS

The Company’s borrowings consisted of the following:

	As of December 31,
	2013	2014
PRC
Short-term bank borrowings	$18,356	$142,412
Long-term debt	14,167	—

PRC subtotal	$32,523	$142,412

U.S.
Senior debt—borrowings under term note	$1,437	13,987
Short-term bank borrowings	45,017	57,307

U.S. subtotal	$46,454	$71,294

Total	$78,977	$213,706

Maturity Analysis:
Short-term bank borrowings	$63,373	$189,581
Long-term debt, current portion	4,480	10,138

Sub-total, current portion	67,853	199,719
Long-term debt, non-current portion	11,124	13,987

Total	$78,977	$213,706

11. BORROWINGS – continued

On February 13, 2003, AppTec entered into a term note with a principal amount of $3.8 million and a fixed interest rate of 4.0% payable in 180 consecutive monthly payments of principal and interest. As of December 31, 2014, the outstanding balance of the term note was $1.0 million.

On September 10, 2012, WASH, WABIO and WAWH jointly entered into a one-year revolving line of credit of $15.0 million. The interest rate of each drawdown was based on LIBOR for the corresponding period on the drawdown date plus 3.0%. On July 16, 2013, the Company renewed the revolving line of credit for one year and increased the amount to $40.0 million. On September 23, 2014, the company renewed the revolving line of credit for one year and increased the amount to $50.0 million. As of December 31, 2014, WASH, WABIO and WAWH had drawn down $14.6 million. The average interest rates for borrowings under this facility were 2.42% and 2.69% for the years ended December 31, 2013 and 2014, respectively.

On September 12, 2012, WASH entered into a loan agreement of $4.3 million with a term of two years. The interest rate was based on three-month LIBOR plus 2.75%, is reset every three months based on the prevailing rate and is payable quarterly. As of December 31, 2013, WASH had drawn down all borrowings under the loan agreement. As of December 31, 2014, the loan expired and the Company fully repaid the loan. The average interest rate for the borrowings was 3.30% for the year ended December 31, 2014.

On November 26, 2012, AppTec Holding entered into a one-year line of credit of $25.0 million. The interest rate is based on the one-month Eurodollar Rate plus 2.5% and is reset every month based on the prevailing rate. On November 25, 2013 the Company renewed the line of credit for one year. On November 25, 2014, the company again renewed the line of credit for one year. As of December 31, 2014, AppTec Holding had drawn down $25.0 million under this line of credit. The line of credit contains financial covenants that require the Company to meet certain ratios for debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) and for interest coverage. In addition, the Company is required to maintain the minimum tangible net worth of $400 million and aggregate debt of the Company’s Chinese subsidiaries of less than $50 million. The Company was in compliance with the covenants as of December 31, 2014.

On November 30, 2012, AppTec Holding entered into a one-year promissory note of $20.0 million. The interest rate is based on the three-month Eurodollar Rate plus 2.5% and is reset every three months based on the prevailing rate. The line of credit contains financial covenants that require the Company to meet certain ratios for debt to EBITDA and for interest coverage. In addition, the Company is required to maintain minimum tangible net worth of $400 million and aggregate debt of the Company’s Chinese subsidiaries of less than $50 million. As of December 31, 2013, the line of credit had expired.

On February 7, 2013, STA entered into a one-year revolving line of credit of $16.4 million, which is guaranteed by WASH. The interest rate for each drawdown is based on LIBOR rates prevailing as of the period of drawdown plus a market rate mutually agreed upon. On February 7, 2014, STA renewed the revolving line of credit for one year and increased the amount to $17.9 million. As of December 31, 2014, STA had drawn down $8.9 million. The average interest rate for borrowings under this facility was 2.7% for the year ended December 31, 2014.

On November 29, 2013, AppTec entered into a one-year line of credit of $20.0 million. The interest rate for each drawdown is based on LIBOR rates prevailing as of the period of drawdown plus 1.25%. On October 27, 2014, the Company renewed the line of credit for one year, and the interest rate changed to LIBOR rates prevailing as of the period of drawdown plus 1.1%. As of December 31, 2014, AppTec had drawn down $20.0 million.

On November 14, 2014, WAHK and STAHK jointly entered into a one-year revolving loan of $50.0 million. The interest rate is based on three-month LIBOR plus 2.0%. The line of credit contains financial covenants that require the Company to meet certain ratios for debt to EBITDA and for interest coverage. In addition, the Company is required to maintain minimum tangible net worth of $400 million and minimum onshore borrowing of $80 million. The Company was in compliance with the covenant as of December 31, 2014. As of December 31, 2014, all borrowing under this loan had been drawn down.

On March 14, 2014, the Company entered into a loan agreement of $20.0 million with a term of one year and a fixed interest rate of 2.3%. As of December 31, 2014, all borrowing under this loan had been drawn down.

On April 8, 2014, the Company entered into a loan agreement of $10.0 million with a term of one year and a fixed interest rate of 2.3%. As of December 31, 2014, all borrowing under this loan had been drawn down.

In March 2014, WAHK entered into an uncommitted loan facility of $30 million. The interest rate of each drawdown is LIBOR plus 2% or a market rate mutually agreed to by the bank and the Company on the draw down date. On October 8, 2014, the Company renewed the loan for one year. As of December 31, 2014, WAHK had drawn down $30.0 million. The average interest rate for borrowings was 2.01% for the year ended December 31, 2014.

On September 26, 2014, AppTec entered into a line of credit of $25.0 million. $12.0 million will renew every year within one month of the expiration date, and $13.0 million will renew with a term of two years. The interest rate for each drawdown is based on LIBOR rates prevailing as of the period of drawdown plus 2.5%. As of December 31, 2014, AppTec had drawn down $25.0 million. The average interest rate for borrowings was 2.01% for the year ended December 31, 2014.

On October 14, 2014, STAHK entered into an uncommitted, on-demand loan facility of $18 million for one year. The interest rate of drawdown will be the aggregate of 1.75% per annum and LIBOR and the cost (expressed as percentage) to the bank of procuring the funds from the wholesale market. As of December 31, 2014, STAHK had drawn down $8.9 million.

The schedule of future payments of all borrowings as of December 31, 2014 is as follows:

2015	$199,719
2016	13,243
2017	255
2018	267
2019	222

Total	$213,706

12. SHARE REPURCHASE PROGRAM

On March 8, 2012, the Board of Directors approved a share repurchase program enabling the Company to repurchase up to $30.0 million of its American Depositary Shares (“ADSs”) over 18 months. As of December 31, 2012, the Company had repurchased 2,138,993 ADSs, representing 17,111,944 ordinary shares, in the open market for $30.0 million.

In March 2013, the Board of Directors approved another share repurchase plan. Under this plan, the Company was authorized to repurchase up to $100 million of its ADSs over the next 18-24 months. For the years ended December 31, 2013 and 2014, the Company had repurchased 61,285 and 2,944,649 ADSs, representing 490,280 and 23,066,912 ordinary shares, in the open market for $1.2 million and $98.8 million, respectively, completing the program.

13. SHARE-BASED COMPENSATION EXPENSE

The Company measures share-based compensation as the grant-date fair value of the award and recognizes this amount as an expense over the grant recipients’ requisite service period. The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2012	2013	2014
Share options	$481	$256	$85
Restricted stock units	13,833	17,639	22,878

Total share-based compensation expense	$14,314	$17,895	$22,963

On July 15, 2008, the Company adopted the 2007 Employee Share Incentive Plan (the “Plan”), which was approved by the Board of Directors. The Plan provides for the issuance of share-based awards such as share options and nonvested restricted stock units of 46,044,400 ordinary shares. On November 12, 2010, the Company’s shareholders approved an increase in the number of shares in share-based awards under the Plan to 82,044,400. The award terms generally specify the strike price of the option based on the fair market value of the ordinary shares at the date of grant. Generally the terms provide a vesting period of one to five years. The maximum term of each share option expires ten years from the grant date. Through December 31, 2014, the Company had granted 16,033,138 share options and 62,954,480 nonvested restricted stock units under the Plan.

13. SHARE-BASED COMPENSATION EXPENSE - continued

Share options

The fair value of each share option awarded is estimated on the date of grant using the Black-Scholes option pricing model with the following significant assumptions:

	2012	2013	2014
Risk-free interest rate	0.93%	N/A	N/A
Expected life (in years)	6.00	N/A	N/A
Expected volatility	44.3%	N/A	N/A
Expected dividends	—	N/A	N/A

The weighted-average grant-date fair value of options granted for the years ended December 31, 2012 was $0.79. There was no option grant in 2013 and 2014.

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

The following summarizes the Company’s share option activity for the year ended December 31, 2014:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2014	2,443,496	$2.18	6.29 years	$6,389
Granted	—
Forfeited	—
Exercised	(1,002,696)	$2.22

Outstanding at December 31, 2014	1,440,800	$1.64	5.17 years	$3,698

Vested or expected to vest at December 31, 2014	1,440,800	$1.64	5.17 years	$3,698

Exercisable at December 31, 2014	1,040,800	$1.56	4.00 years	$2,753

The calculation of the weighted-average remaining contractual term above does not include 70,400 options granted on July 18, 2005, which do not have a stated expiration date.

The number of options exercised during 2012, 2013 and 2014 totaled 1,752,184, 2,872,112 and 1,002,696 and had an aggregate intrinsic value of $1.9 million, $3.0 million and $2.4 million, respectively.

As of December 31, 2014, the total unrecognized compensation expense related to unvested share options granted under the Plan was not material.

13. SHARE-BASED COMPENSATION EXPENSE - continued

Nonvested Restricted Stock Units

The fair value of nonvested restricted stock units that vest solely on the basis of a service condition is based on the fair market value of the underlying ordinary shares on the date of grant.

The Company granted 9,501,144; 9,084,424 and 10,074,320 nonvested restricted stock units to certain employees, directors and officers in 2012, 2013 and 2014, respectively. These nonvested restricted stock units will vest over one to five years.

A summary of nonvested restricted stock unit activity under the Plan for the year ended December 31, 2014, is presented below:

Nonvested Restricted Stock Units	Number of Nonvested Restricted Stock Units	Weighted Average Grant-Date Fair Value
Nonvested restricted stock units at January 1, 2014	18,263,088	$2.91
Granted	10,074,320	$4.50
Forfeited	(1,088,712)	$2.72
Vested	(7,607,072)	$1.80

Nonvested restricted stock units at December 31, 2014	19,641,624	$3.12

As of December 31, 2014, there was $33.1 million of total unrecognized compensation expense related to nonvested restricted stock units under the plan, which is expected to be recognized over a weighted-average period of 2.35 years.

The total fair value of nonvested restricted stock units that vested in 2012, 2013 and 2014 was $9.0 million, $15.3 million and $13.7 million, respectively.

In December 2012, the Company issued nonvested restricted stock units to the chief executive officer that would vest in three years and would become exercisable if the average price of the Company’s stock equaled or exceeded a certain price threshold during a defined period of time. To the extent that this market condition was not met, the nonvested restricted stock units would terminate. The Company estimated the grant-date fair value using a Monte Carlo simulation with the following assumptions:

2012
Risk-free interest rate	0.14 - 0.24%
Expected volatility	36.91%
Expected dividends	—

In 2013, the Company modified the vesting schedule from vesting over three years to vesting at the end of the third year. No incremental cost was incurred in connection with this modification. The Company determined that the market condition related to the nonvested restricted stock units granted to the chief executive officer in December 2012 was met effectively in 2014, and as a result, 89,100 restricted stock units became exercisable as of December 31, 2014.

On March 6, 2013, the Company granted restricted stock units to employees with a five-year vesting term, to vest 20% in each of the next five years. As a reward for the Company’s performance of 2013, the Board of Directors approved acceleration of the vesting term of these restricted stock units granted on March 6, 2013. 40% of restricted stock, which would have vested over two years following the original vesting date, vested on December 31, 2013. Accordingly, compensation expenses of $1.7 million were recognized for the year ended December 31, 2013. No such modification occurred in 2014.

14. INCOME TAXES

Cayman Islands Taxation

The Company and certain subsidiaries are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and those subsidiaries are not subject to income tax.

British Virgin Islands Taxation

The Company’s intermediate offshore holding companies, WXAT BVI, WX (BVI) Ltd., Sino Path Holdings Ltd. and XBL (BVI) Ltd., are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, these four intermediate offshore holding companies are not subject to income tax.

Hong Kong Taxation

Certain of the Company’s subsidiaries, including Shanghai AppTec (HK) Ltd., Wuxi AppTec (HK) Ltd. STAHK, XBL-HK Ltd. and WuXi Biologics (Hong Kong) Ltd., are incorporated in Hong Kong and were subject to Hong Kong profit tax at a rate of 16.5% in 2014.

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

WASH, a manufacturing FIE located in the China (Shanghai) Pilot Free Trade Zone was recognized as an HNTE in 2008 and successfully renewed its certificate as an HNTE in 2011 and 2014, thereby becoming eligible to enjoy a preferential tax rate of 15% from 2008 to 2016.

STA and WATJ, which are located in Shanghai and Tianjin, respectively, are entitled to the two-year exemption and three-year 50% reduction (“2+3 tax holiday”) under the old Foreign Enterprise Income Tax Law (“FEIT”) and started to utilize this “2+3 tax holiday” in 2008. As a result, these subsidiaries were subject to income tax rates of 0%, 0%, 12.5%, 12.5% and 12.5% for 2008, 2009, 2010, 2011 and 2012, respectively. In 2008, STA and WATJ were recognized as HNTEs and successfully renewed certificates as HNTEs twice in 2011 and 2014, making them eligible to enjoy a 15% preferential tax rate as HNTEs from 2008 to 2016. In 2010, WASZ, located in Suzhou, was recognized as an HNTE and successfully renewed certificates as HNTEs in 2013, making it eligible to enjoy a 15% preferential tax rate as an HNTE from 2010 to 2015. However, according to the relevant transitional rule of the EIT Law, the companies could only elect to apply one favorable preferential tax treatment, which resulted in the applicable EIT rate of 12.5% for 2012, and the companies started to enjoy the preferential tax rate of 15% as an HNTE for 2014.

STA R&D, which is located in Shanghai, was recognized as an HNTE in 2012 and was eligible to enjoy a reduced 15% EIT rate for 2012 through 2014. STA R&D obtained approval from the relevant tax authority to enjoy the one-year exemption and three-year 50% deduction (“1+3 tax holiday”) in April 2013, thus STA R&D became eligible for income tax rates of 0%, 12.5%, 12.5%, and 12.5% for 2012 through 2015.

WAWH, located in Wuhan, was incorporated in November 2010. Abgent Suzhou, located in Suzhou, was acquired in October 2011. In 2012, these two subsidiaries were qualified as HNTEs, thereby becoming eligible to enjoy a preferential tax rate of 15% from 2012 to 2014. WXBIO, located in Wuxi, was incorporated in May 2010, was qualified as an NHTE in August 2013 and enjoyed and will enjoy the preferential tax rate of 15% from 2013 to 2015.

14. INCOME TAXES – continued

PRC Taxation – continued

Abgent SZ, located in Suzhou, was recognized as HNTE in 2012, making it eligible to enjoy a 15% preferential tax rate as HNTE from 2012 to 2014.

Other subsidiaries incorporated in the PRC are subject to the uniform tax rate of 25% for the years ended December 31, 2012, 2013, 2014 and thereafter.

United States Taxation

WuXi AppTec Holding Company, Inc.; WuXi AppTec, Inc. and XenoBiotic Laboratories, Inc. are registered in Delaware. Chemdepo and Abgent, Inc. are registered in California. These subsidiaries are subject to a U.S. federal corporate marginal income tax rate of 34%. They operate in several states and are subject to state tax rates ranging from approximately 5% to 10%.

Provision for Income Taxes

The provision for income taxes is comprised of the following:

	Year Ended December 31,
	2012	2013	2014
Current tax expense (benefit):
PRC	$14,616	$17,054	$20,743
United States	96	1,650	6,290
Other	57	(174)	(34)
Deferred tax expense(benefit):
PRC	(1,379)	1,317	(1,283)
United States	4,002	3,661	(1,298)
Other	1	(44)	35

Income tax expense	$17,393	$23,464	$24,453

The principal components of deferred income tax assets / liabilities are as follows:

	As of December 31,
	2013	2014
Current deferred tax assets:
Bad debt provision	$222	362
Prepaid expenses and accruals	52	425
Bonus accruals	2,935	2,967
Net operating losses	1,142	405
Share-based compensation	—	553
Other	1,647	2,019

Less: valuation allowance	(9)	(5)

Subtotal	$5,989	$6,726

Noncurrent deferred tax assets:
Net operating loss carryforwards	595	1,899
Other	235	409
Less: valuation allowance	(579)	(891)

Subtotal	$251	$1,417

Total deferred tax assets	$6,240	$8,143

14. INCOME TAXES - continued

Provision for Income Taxes - continued

	As of December 31,
	2013	2014
Current deferred tax liabilities:
Unrealized foreign-exchange gains	$329	$—
Others	(17)	(3)

Subtotal	$312	$(3)

Noncurrent deferred tax liabilities:
Intangible asset basis difference	1,579	8,126
Others	1,828	2,251
Subtotal	$3,407	$10,377

Total deferred tax liabilities	$3,719	$10,374

A reconciliation of the statutory corporate tax rate in the PRC to WuXi’s effective tax rate is as follows:

	Year Ended December 31,
	2012	2013	2014
PRC enterprise income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in other jurisdictions	3.4%	1.8%	4.2%
Expenses not deductible for tax purposes:
Entertainment expenses	0.2%	0.1%	0.6%
Investment income under equity method	—	0.8%	0.0%
Welfare expenses	—	0.1%	0.0%
Goodwill impairment	0.4%	0.0%	0.0%
Decrease of unrecognized tax benefit	(0.7)%	0.0%	0.0%
Valuation allowance impact	—	0.4%	0.2%
Other expenses	(0.7)%	0.4%	(0.4)%
Tax exemption and tax relief:
Reduced tax rate for tax holiday	(2.2)%	(1.6)%	(2.4)%
Reduced tax rate for HNTEs	(7.7)%	(8.7)%	(8.5)%
Deferred tax effect due to tax rate change	(0.3)%	0.6%	(0.2)%
Tax true-up	(0.7)%	(1.9)%	(0.6)%

Effective tax rate	16.7%	17.0%	17.9%

The Company determines whether a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. As of December 31, 2012, 2013 and 2014, the balance of uncertain tax benefits were $0, $0 and $0, respectively.

14. INCOME TAXES - continued

As of December 31, 2014, the Company’s PRC subsidiaries had approximately $514.1 million of undistributed earnings, which were considered to be indefinitely reinvested, and accordingly, no provision for income taxes has been provided thereon. Upon distribution of those earnings generated after January 1, 2008 in the form of dividends or otherwise, the Company would be subject to a 10% withholding tax. Distributions of earnings generated before January 1, 2008, are exempt from PRC dividend withholding tax.

As of December 31, 2014, the Company’s PRC subsidiaries had a combined net operating loss carryforward of $2.5 million, which will expire between 2015 and 2019, if not used.

As of December 31, 2014, the Company’s U.S. subsidiaries had state gross operating loss carryforwards of $0.6 million, which expire between 2024 and 2032.

For the years ended December 31, 2014, a valuation allowance of $0.9 million on deferred tax assets was provided. The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets are more likely than not to be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses; forecasts of future profitability; the duration of statutory carryforward periods; the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended by five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance. In the case of a transfer pricing adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2009 through 2014 on non-transfer-pricing matters, and from the inception of the Company through 2013 on transfer-pricing matters.

The Company’s U.S. subsidiaries’ federal income tax returns are subject to examination for 2010 and subsequent years. State income tax returns are generally subject to examination for a period of three to four years after a return is filed.

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2012	2013	2014
Aggregate amount:	$2,361	$3,382	$3,218
Per share effect—basic	0.00	0.01	0.01
Per share effect—diluted	0.00	0.01	0.01

15. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2012	2013	2014
Income attributable to holders of ordinary shares—basic and diluted	$86,584	$114,567	$112,158

Weighted-average ordinary shares outstanding used in computing basic earnings per share	568,366,612	567,316,438	563,813,578
Plus: shares attributable to convertible notes, if converted	2,488,636	—	—
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stock units	11,523,501	14,707,163	12,777,793

Shares used in calculating diluted earnings per share	582,378,749	582,023,601	576,591,371

Basic earnings per share	$0.15	$0.20	$0.20

Diluted earnings per share	$0.15	$0.20	$0.19

For the years ended December 31, 2012, 2013 and 2014, the following outstanding securities were excluded from the calculation of diluted earnings per share because their effect would be anti-dilutive:

	Year Ended December 31,
	2012	2013	2014
Share options and nonvested restricted stock units granted	3,803,339	150,000	78,454

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

16. DISTRIBUTION OF PROFITS - continued

The general reserve is used to offset future extraordinary losses. Upon a resolution passed by the shareholders and approval by the original approval authority, the subsidiaries may convert the general reserve into capital. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserves by the Company’s PRC subsidiaries totaled $31.6 million, $39.5 million and $45.2 million as of December 31, 2012, 2013 and 2014, respectively. Accordingly, these amounts are not available for distribution to the Company.

As a result of these PRC laws and regulations, the Company is restricted in its ability to transfer the restricted net assets to the Company in the form of dividends, loans or advances. The restricted portion amounted to $234.2 million as of December 31, 2014.

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

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $11.2 million, $14.6 million and $16.9 million for the years ended December 31, 2012, 2013 and 2014, respectively.

The Company maintains a 401(k) retirement savings plan (the “Plan”) whereby employees may elect to defer a portion of their salary and contribute the deferred portion to the Plan. The Plan covers substantially all United States employees of the Company. The Company contributes an amount equal to 30% of the amount contributed by each employee, up to 1.8% of their base compensation. The Company’s matching contributions immediately vest. The Company’s contributions, including administrative fees, were approximately $0.4 million, $0.4 million and $0.6 million for the years ended December 31, 2012, 2013 and 2014, respectively.

18. COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC and the United States. Rental expenses were $10.5 million, $11.0 million and $12.0 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2014 are as follows:

Year Ending December 31,	Minimum Lease Payment
2015	$10,235
2016	10,016
2017	8,336
2018	7,364
2019 and thereafter	9,996

18. COMMITMENTS AND CONTINGENCIES - continued

b) Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to uncertainties, and it is possible that some may be decided unfavorably for the Company. As of December 31, 2014, the Company does not have any claims or legal proceedings that are expected to have a significant impact on its business or operations.

The Company issues indemnifications for intellectual property compliance and warranties on the manufacture of APIs in certain instances in the ordinary course of business with its customers. Historically, the Company has incurred no costs to settle claims related to these indemnifications and warranties.

c) Capital commitments

As of December 31, 2014, the Company had capital commitments of $49.1 million relating to new construction projects and laboratory facility improvements in the PRC, that are expected to be incurred in 2015. As of December 31, 2014, the Company also had a capital contribution commitment of $17.5 million related to the investment in WuXi MedImmune in 2015 and thereafter. As of December 31, 2014, the Company had a capital contribution commitment of $5.8 million related to long-term investments, of which $1.5 million will be due in 2015, $0.4 million will be due contingent upon reaching certain milestones and $3.9 million will be due on demand.

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

The following table summarizes all customers that contributed greater than 10% of net revenues:

	Year Ended December 31,
Name of Customer	2012	2013	2014
Customer A	16.2%	11.4%	*

*	Less than 10%

The following table summarizes all customers with greater than 10% of outstanding accounts receivable:

	Year Ended December 31,
Name of Customer	2012	2013	2014
Customer A	15.9%	10.1%	*

*	Less than 10%

20. SEGMENT REPORTING

Operating segments are components of an enterprise for which separate financial information is available and are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company has two reportable segments based on its major lines of businesses: Laboratory Services and Manufacturing Services. The Laboratory Services segment provides services for pharmaceutical, biotechnology and medical device companies. The Manufacturing Services segment produces advanced intermediates and active pharmaceutical ingredients (“APIs”) for use by pharmaceutical companies in preclinical and clinical trials of small-molecule products and for commercial products, as well as the production of biologics. Each operating segment derives its revenues from the sale of services or products, and each is the responsibility of a member of the senior management of the Company who has knowledge of product- and service-specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the Chief Executive Officer, who reviews the results of the two operating segments when making decisions about allocating resources and assessing the performance of the Company.

The following table summarizes the selected revenue and expense information for each reportable segment:

Years Ended December 31:
2012	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$382,890	$117,022	$499,912
Cost of revenues	(235,148)	(81,526)	(316,674)

Gross profit	$147,742	$35,496	$183,238

2013	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$430,853	$147,229	$578,082
Cost of revenues	(264,370)	(102,148)	(366,518)

Gross profit	$166,483	$45,081	$211,564

2014	Laboratory Services	Manufacturing Services	Total
Net revenues from external customers	$492,007	$182,272	$674,279
Cost of revenues	(298,559)	(123,977)	(422,536)

Gross profit	$193,448	$58,295	$251,743

20. SEGMENT REPORTING - continued

The following table summarizes the Company’s revenues by geographic region determined according to the location of customers:

	Year Ended December 31,
	2012	2013	2014
United States	$328,301	$373,979	$417,986
Europe	82,531	78,775	95,026
Asia	85,201	122,653	141,321
Other countries	4,307	3,684	20,396

Gross revenues	$500,340	$579,091	$674,729
Sales tax	(428)	(1,009)	(450)

Net revenues	$499,912	$578,082	$674,279

The following table summarizes the Company’s net revenues generated by business line:

	Year Ended December 31,
	2012	2013	2014
Laboratory Services
Chemistry and discovery services	$176,427	$193,368	$206,599
Biologics	7,147	18,859	42,608
Testing services	88,461	107,720	124,307
US-based laboratory services	89,647	92,174	99,578
Others	21,208	18,732	18,915

Sub-total	382,890	430,853	492,007

Manufacturing Services:
Biologics Manufacturing	—	6,450	11,241
Small Molecule Manufacturing (STA)	117,022	140,779	171,031

Sub-total	117,022	147,229	182,272

Net revenues	$499,912	$578,082	$674,279

The following table summarizes the location of the Company’s long-lived assets by geographic regions:

	December 31,
	2013	2014
PRC	$262,679	$320,188
United States	16,575	31,500

Total	$279,254	$351,688

21. RELATED PARTY TRANSACTIONS

Beginning January 1, 2005, the Company entered into export agent agreements with Shanghai Lechen International Trade Co., Ltd. (“Shanghai Lechen”) for exporting advanced intermediates and APIs. Shanghai Lechen is owned by the parents of Dr. Ning Zhao, Lead Advisor of Analytical Services, Corporate Head of Human Resources, a director of the Company and the wife of Chairman and CEO Dr. Ge Li. Agency service fees paid to Shanghai Lechen by the Company for the years ended December 31, 2012, 2013 and 2014 were $0.1 million, $0.1 million and $0.1 million, respectively.

The Company records revenue for the R&D services provided to WuXiMedImmune. WuXiPRA charges fees for the clinical research services provided to the Company. R&D revenue earned from WuXi MedImmune were $4.2 million and $1.3 million for the years ended December 31, 2013 and 2014, respectively. Clinical research fees incurred with WuXiPRA were $0.04 million and $0.3 million for the years ended December 31, 2013 and 2014, respectively.

In 2014, the Company and WuXiPRA entered into loan agreements in the amount of $2.2 million. The amount due is unsecured.

As of December 31, 2013 and 2014, balances with related parties were as follows:

	December 31,
	2013	2014
Due from related parties:
WuXi MedImmune	$123	$119
WuXiPRA	1,045	2,559
PRA HK	—	290
Adagene	—	250
TenNor	—	643
Hua Medicine	—	424
Phagelux	—	91
Shanghai Lechen	—	21

Total	$1,168	$4,397

Due to related parties:
Hua Medicine	—	103
WuXiPRA	218	131
WuXi MedImmune	—	19
Shanghai Lechen	—	22

Total	$218	$275

22. SUBSEQUENT EVENTS

On January 9, 2015, the Company announced that it had acquired a 100% equity interests in NextCODE Health, a leading genomic analysis and bioinformatics company with operations in the United States and Iceland for $65.0 million in cash.

On February 16, 2015, the Company entered into a syndicated loan facility to borrow up to $165 million from a consortium of banks in Asia led by Citibank. The borrowing will incur interest at a rate of LIBOR plus 2.89%, including all expenses, and will be repaid in four installments over 18-36 months.

The Company conducts its small-molecule manufacturing operations exclusively in China through its PRC subsidiary, Shanghai SynTheAll Pharmaceutical Co., Ltd (“STA”). On December 3, 2014, STA submitted an application to the National Equities Exchange and Quotations (“NEEQ”) to list STA on the New Third Board, the over-the-counter stock exchange in China and it was approved on April 3, 2015 (“STA Listing Date”).

In conjunction with establishing STA as a separately managed company, the Company agreed to sell 6,663,871 STA shares to the Company and STA’s management, equivalent to approximately 5.5% of STA’s total outstanding shares. These shares are being sold at fair market value which was based on a third-party appraisal of STA’s equity.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

BALANCE SHEETS

	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	5,246	22,397
Restricted cash	2,837	—
Dividends receivable	5,953	5,849
Other current assets	10,897	64

Total current assets	24,933	28,310

Non-current assets:
Investments in subsidiaries	711,157	784,912

Total assets	736,090	813,222

Liabilities and equity
Current liabilities:
Short-term loans	—	30,000
Accrued liabilities	302	628
Other taxes payable	239	210
Other current liabilities	800	4,530

Total current liabilities	1,341	35,368

Total liabilities	1,341	35,368

Equity:
Ordinary shares ($0.02 par value: 5,002,500,000 shares authorized as of December 31, 2013 and 2014; 572,270,834 and 561,159,373 issued and outstanding as of December 31, 2013 and 2014, respectively)	11,445	11,223
Additional paid-in capital	353,173	295,308
Accumulated earnings	303,171	415,329
Accumulated other comprehensive income	66,960	55,994

Total equity	734,749	777,854

Total liabilities and equity	736,090	813,222

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2012	2013	2014
Operating expenses:
Selling and marketing expenses	—	(730)	(667)
General and administrative expenses(1)	(14,441)	(15,510)	(22,736)

Operating loss	(14,441)	(16,240)	(23,403)
Equity in earnings of subsidiaries	96,284	117,339	145,182
Other income (loss), net	4,947	13,862	(9,048)
Interest expense	(985)	(405)	(580)
Interest income	9	11	7

Income before income taxes	85,814	114,567	112,158
Income tax expense	770	—	—

Net income	86,584	114,567	112,158

Other comprehensive income, net of tax:
Equity in other comprehensive income of unconsolidated subsidiaries	1,358	20,277	(10,966)

Comprehensive income	87,942	134,844	101,192

Note(1):	General and administrative expenses include $3.7 million, $3.7 million and $5.6 million of share-based compensation expense for the years ended December 31, 2012, 2013 and 2014, respectively. These amounts have been classified as cost of revenues in the consolidated statements of comprehensive income for WuXi PharmaTech (Cayman) Inc.

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	Earnings	Income	Equity
Balance as of January 31, 2012	570,489,352	11,410	345,832	103,159	45,325	505,726

Issuance of ordinary shares pursuant to share incentive plan	7,743,594	155	1,225	—	—	1,380
Share-based compensation expense	—	—	14,314	—	—	14,314
Conversion of convertible bond	22,771,021	455	35,409	—	—	35,864
Repurchase of ordinary shares issued for convertible notes	(22,771,021)	(455)	(35,409)	(1,139)	—	(37,003)
Repurchase of ordinary shares	(17,111,944)	(343)	(29,657)	—	—	(30,000)
Currency translation adjustment	—	—	—	—	1,358	1,358
Net income	—	—	—	86,584	—	86,584

Balance as of December 31, 2012	561,121,002	11,222	331,714	188,604	46,683	578,223

Issuance of ordinary shares pursuant to share incentive plan	11,640,112	233	4,717	—	—	4,950
Share-based compensation expense	—	—	17,895	—	—	17,895
Repurchase of ordinary shares	(490,280)	(10)	(1,153)			(1,163)
Currency translation adjustment	—	—	—	—	15,795	15,795
Unrealized gains on available-for-sale securities	—	—	—	—	4,482	4,482
Net income	—	—	—	114,567	—	114,567

Balance as of December 31, 2013	572,270,834	11,445	353,173	303,171	66,960	734,749

Issuance of ordinary shares pursuant to share incentive plan	8,609,768	172	2,053	—	—	2,225
Share-based compensation expense	—	—	22,963	—	—	22,963
Repurchase of ordinary shares	(23,066,912)	(461)	(98,416)			(98,877)
Currency translation adjustment	—	—	—	—	(11,944)	(11,944)
Tax benefit from equity awards	—	—	602	—	—	602
Unrealized loss on cash flow hedges	—	—	—	—	(1,498)	(1,498)
Unrealized gains on available-for-sale securities	—	—	—	—	2,476	2,476
Share issued in connection of business acquisition	3,345,683	67	14,933			15,000
Net income	—	—	—	112,158	—	112,158

Balance as of December 31, 2014	561,159,373	11,223	295,308	415,329	55,994	777,854

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Dollars in thousands, except share and per share data, unless otherwise stated)

WUXI PHARMATECH (CAYMAN) INC.

STATEMENTS OF CASH FLOW

	Year Ended December 31,
	2012	2013	2014
Operating activities:
Net income	86,584	114,567	112,158
Adjustment to reconcile net income to net cash used in operating activities:
Share-based compensation	13,329	15,513	21,571
Equity in earnings of subsidiaries	(96,284)	(117,339)	(145,182)
Loss (gain) on forward contracts marked to market	(2,460)	(7,722)	14,467
Changes in assets and liabilities:
Other current assets	210	(34)	35
Other non-current assets	74	42	—
Other current liabilities	(770)	—	61
Other taxes payable	(243)	197	(28)
Accrued liabilities	(183)	(9)	326

Net cash provided by operating activities	257	5,215	3,408

Investing activities:
Long-term investments in subsidiaries	(11,275)	(9,068)	(4,457)
Dividends received from subsidiaries	43,183	—	—
Increase (decrease) of restricted cash related to share repurchases	—	(2,837)	2,837
Intercompany loan received from subsidiaries	53,017	6,610	82,015

Net cash provided by (used in) investing activities	84,925	(5,295)	80,395

Financing activities:
Repayment of short-term bank borrowings	(20,000)	—
Proceeds from short-term bank borrowings	—	—	30,000
Proceeds from exercise of share options	1,380	4,949	2,225
Repurchase of ordinary shares issued for convertible notes	(37,003)	—	—
Repurchase of ordinary shares	(30,000)	(1,162)	(98,877)

Net cash provided by (used in) financing activities	(85,623)	3,787	(66,652)

Net increase (decrease) in cash and cash equivalents	(441)	3,707	17,151
Cash and cash equivalents at beginning of year	1,980	1,539	5,246

Cash and cash equivalents at end of year	1,539	5,246	22,397

Non-cash investing and financing activities:
Dividends declared by subsidiaries but not received	—	—	—

SCHEDULE 1—WUXI PHARMATECH (CAYMAN) INC.

CONDENSED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

4) As of December 31, 2012, 2013 and 2014, there were no material contingencies, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statement.

5) For the year ended December 31, 2012, $25.3 million and $17.9 million in cash dividends were paid to the Company by WXAT and WASH, respectively.

* * * * *